Form 20-F
period 2013-12-31
Wix.com Ltd.
filed 2014-03-20
CIK 1576789

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36158

WIX.COM LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel
(Address of principal executive offices)

Eitan Israeli, Adv.
Vice President and General Counsel
Telephone: +972 (3) 545-4900
E-mail: israeli.eitan@wix.com
Wix.com Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013, the registrant had outstanding 37,493,217 ordinary shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

 WIX.COM LTD.

 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

 INTRODUCTION

        In this annual report, the terms "Wix," "we," "us," "our" and "the company" refer to Wix.com Ltd. and its subsidiaries.

        This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings "—Special Note Regarding Forward-Looking Statements" and "Item 3.D—Risk Factors" in this annual report.

        Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The "Wix.com" design logo is the property of Wix.com Ltd. Wix® is our registered trademark in the United States. We have several other trademarks, service marks and pending applications relating to our solutions. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

  •
  our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;

  •
  our expectation that the percentage of revenues we derive from outside of North America will increase in the future;

  •
  our expectation that the percentage of revenues we derive from premium subscriptions will increase in the future;

  •
  our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months; and

  •
  our plans to make our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods.

        The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Item 3.D—Risk Factors" in this annual report.

i

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

ii

 PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

Item 3.    KEY INFORMATION

  A.    Selected Financial Data

        The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

        The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the year ended December 31, 2010 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements that are not included in this annual report. Selected consolidated financial information as of December 31, 2009 and for the year ended December 31, 2009 has been omitted because such information could not be provided without unreasonable effort or expense.

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands except share and per share data)
Consolidated Statements of Operations:
Revenues	$9,850	$24,600	$43,676	$80,473
Cost of revenues(1)	2,223	5,290	9,233	15,257

Gross profit	7,627	19,310	34,443	65,216

Operating expenses:
Research and development(1)	7,315	14,746	16,782	29,660
Selling and marketing(1)	9,848	21,586	29,057	53,776
General and administrative(1)	1,779	5,338	3,565	8,307

Total operating expenses	18,942	41,670	49,404	91,743

Operating loss	(11,315)	(22,360)	(14,961)	(26,527)
Financial income (expenses), net	(19)	(41)	487	(603)
Other expenses	—	127	2	18

Loss before taxes on income	(11,334)	(22,528)	(14,476)	(27,148)
Taxes on income	155	212	496	1,572

Net loss	$(11,489)	$(22,740)	$(14,972)	$(28,720)

Basic and diluted net loss per ordinary share(2)	$(4.30)	$(8.31)	$(2.71)	$(3.33)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share(2)	5,835,897	6,355,428	6,822,720	11,597,826

	As of December 31,
	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,501	$10,374	$7,510	$101,258
Restricted deposits	1,358	4,164	2,536	3,306
Total assets	7,631	18,577	16,055	115,355
Deferred revenues	5,133	10,181	18,984	37,184
Total shareholders' equity (deficiency)	(16)	3,086	(10,571)	62,296

	Year Ended December 31,
	2010	2011	2012	2013
	(dollars in thousands)
Supplemental Financial and Operating Data:
Collections(3)	$13,753	$29,648	$52,479	$98,673
Free cash flow(4)	$(6,374)	$(12,353)	$(4,555)	$1,173
Adjusted EBITDA(5)	$(10,085)	$(17,035)	$(13,070)	$(18,244)
Number of registered users at period end(6)	6,523,968	16,951,837	28,225,857	42,126,246
Number of premium subscriptions at period end(7)	149,084	298,143	469,589	789,753

(1)
Includes share-based compensation expense as follows:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Cost of revenues	$14	$40	$105	$490
Research and development	659	1,939	553	3,149
Selling and marketing	95	222	101	1,185
General and administrative	343	2,532	261	2,230

Total share-based compensation expense	$1,111	$4,733	$1,020	$7,054

(2)
Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2p and 11 to our consolidated financial statements included elsewhere in this annual report.

(3)
Collections is a non-GAAP financial measure that we define as total cash collected by us from our customers in a given period. Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections consists primarily of amounts from annual and monthly premium subscriptions by users, which are deferred and recognized as revenues over the terms of the subscriptions and payments by our users for domains, which are also recognized ratably over the term of the service period. The following table reconciles revenues, the most directly comparable U.S. GAAP measure, to collections for the periods presented:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Reconciliation of Revenues to Collections:
Revenues	$9,850	$24,600	$43,676	$80,473
Change in long-term and short-term deferred revenues	3,903	5,048	8,803	18,200

Collections	$13,753	$29,648	$52,479	$98,673

  For a description of how we use collections to evaluate our business, see "Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics." We believe that this non-GAAP financial measure is useful in evaluating our business because it is a leading indicator of our revenue growth and the growth of our overall business. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for revenues recognized in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate collections differently or not at all, which reduces their usefulness as a comparative measure. You should consider collections along with other financial performance measures, including revenues, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.

(4)
Free cash flow is a non-GAAP measure defined as cash flow from operating activities minus capital expenditures. The following table reconciles cash flow from operating activities, the most directly comparable U.S. GAAP measure, to free cash flow:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Reconciliation of cash flow provided by (used in) operating activities to free cash flow:
Net cash provided by (used in) operating activities	$(5,310)	$(10,599)	$(3,608)	$4,243
Capital expenditures(1)	(1,064)	(1,754)	(947)	(3,070)

Free cash flow	$(6,374)	$(12,353)	$(4,555)	$1,173

(1)
Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.

  For a description of how we use free cash flow to evaluate our business, see "Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics." We believe that this non-GAAP financial measure is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after payment of capital expenditures relating to the necessary components of ongoing operations. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate free cash flow differently or not at all, which reduces their usefulness as a comparative measure. You should consider free cash flow along with other financial performance measures, including revenues, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.

(5)
Adjusted EBITDA is a non-GAAP financial measure that we define as net loss before financial expenses (income), net, other expenses, taxes on income, depreciation and share-based compensation expense. The following table reconciles net loss, the most directly comparable U.S. GAAP measure, to adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Adjusted EBITDA
Net loss	$(11,489)	$(22,740)	$(14,972)	$(28,720)
Financial expenses (income), net	19	41	(487)	603
Other expenses	—	127	2	18
Taxes on income	155	212	496	1,572
Depreciation	119	592	871	1,229
Share-based compensation expense	1,111	4,733	1,020	7,054
Total adjustments	1,404	5,705	1,902	10,476

Adjusted EBITDA	$(10,085)	$(17,035)	$(13,070)	$(18,244)

  For a description of how we use adjusted EBITDA to evaluate our business, see "Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics." We believe that this non-GAAP financial measure is useful in evaluating our business because the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net loss recognized in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure. You should consider adjusted EBITDA along with other financial performance measures, including revenues, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.

(6)
Number of registered users at period end is defined as the total number of users, including those who purchase premium subscriptions, who are registered with Wix.com with a unique email address at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many users never publish a website. We have no means of assessing the level of engagement of a particular user following registration or how close a user is to potentially publishing their website. Accordingly, our use of the term "user" herein is not intended to necessarily indicate a level of engagement. See "—D. Risk Factors—Risks Related Our Business and Our

  Industry—The number of our registered users may be higher than the number of actual users and we have no means of assessing the level of engagement of a particular user following registration."

(7)
A single user can purchase multiple premium subscriptions. Our premium subscriptions in any given period are derived from users that registered with us during that period and a range of prior periods with the largest contribution from most recently registered users. See "Item 5. Operating and Financial Review and Prospects—Overview—Premium Subscription Analysis."

  B.    Capitalization and Indebtedness

        Not applicable.

  C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

  D.    Risk Factors

        Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission ("SEC"), including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See "Special Note Regarding Forward-Looking Statements" on page i.

Risks Related to Our Business and Our Industry

Our results of operations and future prospects will be harmed if we are unable to attract new registered users and premium subscriptions at a sufficient rate.

        The number of new registered users we attract is a key factor in growing our premium subscription base, which in turn drives our revenues and collections. To date, we have grown the number of registered users and premium subscriptions through the provision of complimentary user-friendly, drag-and-drop web development, design and management software, which can be upgraded to a subscription-based package with various additional solutions and services. Over half of our new premium subscriptions in any given month are generated by users who registered in earlier months. We therefore attribute considerable importance to continued growth of our user base since they are our primary source of premium subscriptions. Although we do not expect to maintain the same period-over-period user and premium subscription growth rate that we have experienced in recent quarters, we do seek to add a larger absolute number of registered users and premium subscriptions each quarter in the immediate future. A number of factors could impact our ability to attract new registered users and premium subscriptions, including:

  •
  the quality and design of our platform compared to other similar solutions and services;

  •
  our ability to develop new technologies or offer new products and service offerings;

  •
  the pricing of our solutions and services compared to our competitors;

  •
  the reliability and availability of our customer service; and

  •
  our ability to provide value-added third-party applications, solutions and services that integrate into our solutions.

Our results of operations would be adversely affected if our selling and marketing activities fail to generate traffic to our website, users and premium subscriptions at the levels that we anticipate.

        We acquire many of our users through paid marketing channels, such as cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites. A portion of the users acquired through these channels purchase premium subscriptions over time. In order to maintain our current revenues and grow our business, we need to continuously optimize marketing campaigns aimed at acquiring new registered users and premium subscriptions. In the years ended December 31, 2011, 2012 and 2013, selling and marketing expenses were $21.6 million, $29.1 million and $53.8 million, respectively, representing 88%, 67% and 67% of our revenues, respectively. We conduct search engine optimization and A/B testing, a marketing approach which aims to identify which changes to our website will increase or maximize user interest and user acquisition. We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions. However, we may fail to accurately predict user acquisition, interest, or to fully understand or estimate the conditions and behaviors that drove historical user behavior and thus, fail to generate the return on marketing we expected. For example, events outside our control, such as announcements by our competitors or other third-parties of significant business developments, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. In addition, we have recently started to direct a portion of our marketing expenses towards more traditional advertising, including radio and television commercials, the effectiveness of which is more difficult to track than online marketing. If any of our marketing campaigns prove less successful than anticipated in attracting users and premium subscriptions, we may not achieve our return-on-investment targets, and our rate of user and premium subscription acquisition may fail to meet market expectations, which could have a material adverse effect on our share price.

Our limited operating history in a new and developing market makes it difficult to evaluate our current business and future prospects, and may increase the risk that we will not be successful.

        We were founded in 2006 and the majority of our revenue growth has occurred since 2011. This short history makes it difficult to assess effectively our future prospects. We also operate in a new and developing market that may not develop as expected. We believe that the growth in our user base and revenues may indicate that our business strategy is successful, but you should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that we operate in a new and developing market, and that elements of our business strategy are new and subject to ongoing development.

We have a history of operating losses and may not be able to achieve profitability in the future.

        We have incurred net losses in each fiscal year since our inception and, as of December 31, 2013, we had an accumulated deficit of $88.5 million. We expect that our operating expenses will continue to increase in the near term at a rate that will offset all or substantially all of any future growth in revenues. We believe that this increase in operating expenses will result primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions. We seek to leverage these expenses across a growing base of premium subscriptions while maintaining or increasing the amount of revenues per premium subscription in order to achieve profitability. As a result, if we are unable to grow our premium subscriptions at the required rate or to maintain or increase revenues per user, or if we incur unexpected expenses, we may be unable to achieve or sustain profitable operations.

A decrease in annual subscriptions or renewal rates of our existing premium subscriptions could adversely impact our collections and revenues, and harm our ability to forecast our business.

        The rate at which annual premium subscriptions are purchased and the rate at which premium subscriptions are renewed significantly impact the overall number of premium subscriptions and, as a result, our collections and our revenues. Our annual subscription renewal rates have historically increased based on the length of time a subscription has been active. One of the key drivers of renewal rates is whether premium subscriptions are annual or monthly. Annual subscriptions have higher renewal rates than monthly subscriptions since there is one-twelfth as many opportunities in a given annual period to fail to renew a subscription than a monthly subscription whether deliberately or through failure to update credit card information upon expiration. As such, our overall renewal rates may drop if there is a decrease in the number of premium annual subscriptions compared to premium monthly subscriptions, and will affect our ability to forecast our future results of operations. If the number of annual premium subscriptions or renewal rates fail to meet our expectations, our profitability and future prospects may be adversely impacted.

If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of users and premium subscriptions may be impaired, and our business and financial results may be harmed.

        Maintaining, promoting and enhancing the Wix brand is critical to expanding our base of users and premium subscriptions. For both users and premium subscriptions, we market our solutions and services primarily through cost-per-click advertisements on search engines and social networking sites, participation in social networking sites, and free and paid banner advertisements on other websites, and small Wix advertisements on our users' websites that do not currently have a premium subscription. Our ability to attract additional users depends in part on increasing our brand recognition. In addition, our solutions and services are also marketed through free traffic sources, including customer referrals, word-of-mouth and direct searches for our "Wix" name, or web presence solutions, in search engines.

Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, and innovative solutions and services, which we may not do successfully. We may introduce new solutions or terms of service that users do not like, which may negatively affect our brand. Additionally, if users have a negative experience using third-party applications and websites integrated with Wix, such an experience may affect our brand. Our Wix Arena Marketplace enables independent web designers to offer their services to users who engage them directly. As we conduct only a limited evaluation of these designers' credentials, our reputation may be harmed if any of the services provided by these independent designers do not meet users' quality expectations. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. Additionally, errors, defects, disruptions or other performance problems with our products and platform, including the products and solutions we license from third parties, may reduce our revenue, harm our reputation and brand and adversely affect our ability to attract new users and premium subscriptions, especially if these errors occur when we introduce new services or features. If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, we could be subject to claims regarding our business and financial results may be adversely affected.

Our results of operations and business could be harmed if we fail to manage the growth of our infrastructure effectively.

        We have experienced rapid growth in our business and operations, which places substantial demands on our operational infrastructure. The scalability and flexibility of our cloud-based infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth. The significant growth in the number of users and transactions has increased the amount of both our stored marketing and research data and the data of our users. Any loss of such data due to disruptions in our infrastructure could result in harm to our brand or reputation. Moreover, as our user base grows, and as users use our platform for more complicated tasks, we will need to devote additional resources to improving our infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform and solutions. Our need to effectively manage our operations and growth will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our growth. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our results of operations and business.

Failures or loss of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could adversely affect our business.

        We rely on leased servers, cloud service providers and other third-party hardware and infrastructure to support our operations. Our primary data centers are in two geographically separate locations in the United States with a back-up data center in Europe. We lease our primary data centers in the United States from Hostway Services, Inc. pursuant to purchase orders issued under an agreement that automatically renews on an annual basis unless terminated by us by notice at least 60 days before the annual renewal date or by either party at any time with 180 days advance notice. We currently sublease cloud storage from Amazon.com, Inc. and Google Inc. If Hostway ceases to make its data centers available to us without sufficient advance notice or if we are unable to utilize cloud services from Amazon and Google, we would likely experience delays in delivering our solutions until migration to an alternate data center provider is completed.

        The owners and operators of these data centers and cloud services do not guarantee that our users' access to our platform will be uninterrupted or error-free. We do not control the operation of these facilities and such facilities could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Additionally, cloud services could be subject to breaches of cyber security. We and our hosting providers have in the past been subject to cyber-attacks, which have caused interruptions in our service. For example, in February 2014, we were the target of a malicious denial-of-service, or DDoS, attack, a technique used by hackers to take an internet service offline by overloading its servers. While we have robust systems in place to counter such attacks, the scale of this particular attack caused us and some of our user websites to experience significant but intermittent downtime. While throughout this attack, we were able to guarantee that the vast majority of websites remained live and unaffected and all of our users' personal data, including billing information, were secure, we cannot guarantee that future attacks may not have more dire consequences. Further, our servers and data centers are vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support. Disruptions to these servers could interrupt our ability to provide our platform and solutions and materially and adversely affect our business and results of operations.

We rely on search engines and social networking sites to attract a meaningful portion of our users, and if those search engines or social networking sites change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new users.

        We rely on search engines and social networking sites to attract new users, and many of our users locate our website and solutions by clicking through on search results displayed by search engines such as Google and Yahoo!, and advertisements on social networking sites such as Facebook. Search engines typically provide two types of search results, natural (i.e., non-paid) and purchased listings. Natural search results are determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased. Advertisers can also pay search engines to place listings more prominently in search results and websites in order to attract users to advertisers' websites. To some extent, we rely on natural searches in order to attract free traffic to our website. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in fewer users clicking through to our website. For example, in one instance in the past, traffic was mistakenly directed to one of our homepages that was not in the language of the search performed and resulted in lower users and premium subscriptions for that period. Furthermore, competitors may in the future bid on our name from search services in an attempt to capture potential traffic. Preventing such actions and recapturing potential traffic could increase our expenses. Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising. If any change to these policies delays or prevents us from advertising these through channels, this could result in fewer users clicking through to our website.

We may face challenges expanding our premium subscription base and increasing revenues in emerging markets due to difficulties in these markets associated with payment collections as well as legal, economic, tax and political risks that are greater than more developed markets.

        Expanding our business into emerging markets is an important component of our growth strategy and presents challenges that are different than those associated with more developed international markets. In particular, regulations limiting the use of local credit cards could constrain our growth in certain countries. For example, regulations in certain countries do not permit recurring charges on credit cards. In the last quarter of 2011, we established a Brazilian subsidiary to process local credit cards in Brazil in compliance with Brazilian currency controls. It is often difficult to establish an effective local business model, and we may need to enter into agreements with third-parties to process credit cards on our behalf or modify our business plans or operations in order to establish a local presence in emerging countries, which may delay our entry into these markets or increase our costs. Additionally, in emerging markets we face the risk of more rapidly changing government policies and encountering sudden currency revaluations. It is possible that governments of one or more countries may censor or block access to the Internet due to political concerns or in response to certain incidents or significant events, thereby preventing people in these countries, including our users, from accessing our products. The growth of our business may be adversely affected if we are unable to expand our user base in emerging markets.

We face potential liability and expense for legal claims based on the content on our platform.

        Our platform allows users to create websites. At present, we do not require that our users post on their websites, or require their visitors to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy. If our users do not post or require agreement to the appropriate documentation and policies on their websites, or should our users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Copyright Act and Section 230 of the Communication Decency Act, then they may expose themselves to civil and criminal liability under applicable law, for example, where the visitors post information which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights or where our users or their suppliers fail to process personal data in accordance with applicable law. It is possible that we could also be subject to liability. In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on defamation, invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position. Further, our indemnity from the users may also not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service. Any such adverse legal or regulatory developments could substantially harm our operating results and business.

Activities of users or the content of their websites could damage our reputation and brand, or harm our ability to expand our base of users and premium subscriptions, and our business and financial results.

        Our reputation and brand may be negatively affected by the actions of users that are deemed to be hostile, offensive or inappropriate to other users, or by users acting under false or inauthentic identities. This particularly applies to our users who do not have premium subscriptions and who therefore maintain the "Wix" logo on their websites. We do not monitor or review the appropriateness of the domain names our users register or the content of our users' websites, and we do not have control over the activities in which our users engage. While we have adopted policies regarding illegal or offensive use of our services by our users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

We are exposed to risks associated with credit card and debit card payment processing.

        We accept payments primarily through credit and debit card transactions and currently use an internal billing system, as well as third-party billing systems that are integrated into our website and provide a portal for users to submit credit or debit card information for processing. We are subject to a number of risks related to credit and debit card payments, including:

  •
  we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our operating expenses;

  •
  if our billing systems fail to work properly and, as a result, we do not automatically charge our premium subscriptions' credit cards on a timely basis or at all, we could lose revenues; and

  •
  if we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for other credit and debit card transactions or issuers, may increase, or issuers may terminate their relationship with us.

        Our internal billing system interfaces with a number of different of gateway providers that link to a number of different payment card processors based on the jurisdiction and other factors. In connection with this system, we have implemented data security standards, operating rules and certification requirements in accordance with Payment Card Industry, or PCI, Data Security Standards in connection with internal controls requirements under Israeli law and we have maintained PCI compliance level 1 certification since February 2013. There can be no assurance that our billing system data security standards, or those of our third-party billing service providers, will adequately comply with the billing standards of any future jurisdiction in which we seek to market our service offering and establish a local billing solution.

If third-party applications change such that we do not or cannot maintain the compatibility of our platform and solutions with these applications or if we fail to provide third-party applications that our users desire to add to their websites, demand for our solutions and platform could decline.

        The attractiveness of our platform depends, in part, on our ability to integrate third-party applications which our users desire into their websites. Third-party application providers may change the features of their applications and platforms or alter the terms governing use of their applications and platforms in an adverse manner. Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platform with new third-party applications that our users need for their websites, or to adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our users expect, which would negatively impact our offerings and, as a result, harm our business.

Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which users interface with our platform.

        The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise. In the future, Microsoft, the dominant operating system provider, or any other provider of Internet browsers, could introduce new features that would make it difficult to use our platform. In addition, Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications such that they would be incompatible with our products and solutions, or prevent end users from accessing our users' sites. For example, operating systems or major Internet browsers such as Firefox, Internet Explorer or Safari, could become unstable or be incompatible with HTML5-based products and solutions. Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for users to access our platform or end-users to access our users' sites, may slow the growth of our user base, and adversely impact our business and prospects.

Our ability to enhance our products may be harmed if we are unable to attract and retain sufficient research and development personnel.

        In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region. We also engage a small number of developers in Ukraine through a third-party service organization in order to benefit from the significant pool of talent that is more readily available in that market. Many larger companies expend considerably greater amounts on employee recruitment and may be able to offer more favorable compensation and incentive packages than us. If we cannot attract or retain sufficient skilled research and development employees, our business, prospects and results of operations could be adversely affected.

Our future prospects may be adversely affected if we are unable to generate revenues from sources other than our premium subscription packages.

        In addition to our editor, we provide all of our users with access to additional products and services that enhance their digital presence. For example, in the last quarter of 2012 we launched the Wix App Market, which is integrated into our platform. Through the App Market, we offer our users a range of software applications that can be integrated as add-ons to their free or premium websites. The App Market offers both applications that are developed by us and by third-party developers. We cannot offer any assurances that sales of applications or other value-added solutions and services we may offer in the future will be a significant part of our revenues. In addition, our selling efforts for these items may negatively impact our users' perception of us due to our email marketing to generate sales. If we do not succeed in selling these items, our future prospects may be adversely affected.

We may face increased competition in a highly competitive market.

        While there are other providers who offer features similar to those features found in our solutions, we believe that we do not compete with traditional web development firms as we focus on not only web development but also technology, design and business work flow processes. Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of smaller template-based web builder companies and designers, as well as those who offer domain registration services, particularly using a freemium business model similar to ours. In the future, we may experience increased competition from web design companies if they broaden their product and service offerings, or significantly lower their pricing. In addition, it is possible that other providers may in the future decide that offering a platform similar to our platform represents an attractive business opportunity. In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources. These companies may use these advantages to offer solutions and service similar to ours at a lower price, develop different solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Increased competition could result in us failing to attract users or obtain premium subscriptions at the same rate. It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially and adversely impact our results of operations.

If we fail to develop and introduce new products and services and keep up with rapid changes in design and technology, our business may be materially and adversely affected.

        Our future success will depend on our ability to improve the look, function, performance and reliability of our solutions and services, including integrating Apps developed by third parties. The development of new and upgraded solutions and new service offerings involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. Further, our design team spends a significant amount of time and resources in order to incorporate various design elements, such as customized colors, fonts, content and other features into our new and upgraded solutions. The introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending. We must also manage our existing offerings, as we continually test, support, and market these solutions and applications. Our revenues and competitive position could be materially and adversely affected if we fail to improve our design features or technology, or if our solutions fail to achieve widespread acceptance.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

        We believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for our users, and a focus on attractive designs and technologically advanced products. Other than our executive officers, as a result of our growth most of our employees have been with us for fewer than two years. As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees, including employees in international markets. As a result, we may find it difficult to maintain important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

If we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed.

        We believe our focus on customer support is critical to retaining, expanding and further penetrating our user base. As a result, we have invested in the quality and training of our customer support and call center personnel. If we are unable to maintain a consistently high level of customer service, we may lose existing users and find it more difficult to attract new users. In addition, regardless of the performance of our customer support and call center, users of online services base their purchasing decisions on a number of factors, including price, design, integration abilities, functionality of services, reputation and ease of use. If we fail to maintain adequate customer support which improves the functionality of our solutions and their ease of use, our reputation, financial results and business prospects may be harmed.

Our business relies on the experience and expertise of our senior management.

        The success of our business is dependent to a large degree on the continued service of our executive officers. If we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer. We do not carry key person insurance on any of our executive officers or other key personnel. We have entered into employment and services agreements with our executive officers and key employees that contain non-compete covenants. Despite these agreements, we may not be able to retain these officers and employees. If we cannot enforce the non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could materially and adversely affect our business and results of operations.

Our revenues may not increase if we are unable to maintain market share for mobile sites and applications, or if our mobile products fail to achieve widespread acceptance, which may affect our business and future prospects.

        Consumers are increasingly accessing the Internet through devices other than personal computers, including mobile phones, smartphones and tablets. This trend has increased dramatically in the past few years and is projected to continue to increase. Acknowledging this trend, we launched our first free mobile offering in 2011, offering our users the ability to quickly and easily deploy an HTML5 mobile-optimized website and followed with a further enhanced mobile product in October 2013. The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, evolving industry standards, continuous improvement in performance characteristics and rapid adoption of technological and product advancements. We may incur additional costs in order to adapt our current functionalities to other operating systems and we may face technical challenges adapting our products to different versions of already supported operating systems, such as Android variants offered by different mobile phone manufacturers. If we are unable to offer continual improvements to our mobile solutions or adapt their functionalities to new and different operating systems, our mobile solutions may fail to achieve widespread acceptance by our users. Additionally, the providers of certain platforms, such as Apple, may limit or restrict access entirely to their platforms. Therefore, our revenues may not increase even if we continue to penetrate the mobile device market.

Exchange rate fluctuations may negatively affect our results of operations.

        Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2013, approximately 80% of our revenues were denominated in U.S. dollars and approximately 20% in other currencies, primarily in euros, British pounds and the Brazilian Real. Conversely, in 2013, approximately 65% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 35% in New Israeli Shekels, or NIS. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any). We estimate that a 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net loss by approximately $3.8 million in 2013. To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees, Israeli suppliers and anticipated rent expenses of our Israeli premises denominated in NIS for a period of one to twelve months with forward contracts and other derivative instruments. In addition, in 2013, we also hedged a portion of our revenue transactions denominated in euros and British pounds. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Because we recognize revenues from premium subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in full in our operating results.

        We recognize revenues over the term of our contracts. During 2013, approximately 59% of our premium subscription revenues were from annual subscriptions and approximately 41% were from monthly subscriptions. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from premium subscriptions entered into during previous quarters. Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not reflected in full in our results of operations until future periods.

The impact of worldwide economic conditions, including the resulting effect on spending by small to medium-sized businesses, may adversely affect our business, operating results and financial condition.

        Our performance is subject to worldwide economic conditions and their impact on levels of spending by small and medium-sized businesses, which may be disproportionately affected by economic downturns. To the extent that worldwide economic conditions materially deteriorate, our existing and potential premium subscriptions may no longer consider investment in our solutions and platform a necessity, or may elect to reduce budgets for maintaining a digital presence. Economic conditions may adversely impact levels of user spending, which could adversely impact the numbers of users visiting our website. User purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected, which could have a material adverse effect on our financial condition and results of operations.

Our business will suffer if the small business market for our solutions proves less lucrative than projected or if we fail to effectively acquire and service small business users.

        We market and develop solutions for small businesses and a majority of our premium subscriptions are from small businesses. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our solutions, especially in times of economic uncertainty or recessions. We believe that the small business market is underserved, and we intend to continue to devote substantial resources to it. We aim to grow our revenues by adding new small business customers, selling additional services to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium solutions. If the small business market fails to be as lucrative as we project or we are unable to market and sell our services to small businesses effectively, our ability to grow our revenues quickly and become profitable will be harmed.

We are subject to trade and economic sanctions and export laws that may govern or restrict our business and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws.

U.S. Laws and Regulations

        We are subject to U.S. laws and regulations that may govern or restrict our business and activities in certain countries and with certain persons, including the trade and economic sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control, or OFAC, and the export administration regulations administered by the U.S. Commerce Department's Bureau of Industry and Security, or BIS. In the course of an internal review in early 2013, we determined that we had 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with geographic internet protocols, or GEOIP, addresses in Cuba, Iran, North Korea, North Sudan or Syria ("U.S. Sanctioned Countries") or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries. As part of a subsequent internal review, we also determined that we had 32,600 users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries.

        In May 2013, we made a voluntary self-disclosure to OFAC and BIS. We cannot predict when OFAC and BIS will complete their respective reviews and determinations as to whether any violation of relevant U.S. sanctions or export laws occurred or is ongoing. In case of an apparent violation, OFAC and/or BIS could decide not to impose penalties but issue only a warning or cautionary letter. However, if OFAC or BIS determines that we have violated applicable regulations, we may face civil and/or criminal penalties and may also suffer reputational harm, any of which could have a material adverse effect on our business and financial results.

        We have undertaken a number of remedial measures, including terminating the users and the premium subscriptions that may have been from a U.S. Sanctioned Country, and blocking the ability of new users—with or without a premium subscription—that have a GEOIP address in a U.S. Sanctioned Country to access our cloud-based software or services. We have also since instituted new periodic screening practices and updated our systems to prevent users from U.S. Sanctioned Countries entering billing information with an address in that location. We are working to implement other measures related to our billing practices.

Israeli Laws and Regulations

        The Israeli Trading with the Enemy Ordinance—1939 (the "Ordinance") prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries. The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria ("Israeli Sanctioned Countries"). The Ordinance was enacted in 1939 and does not expressly address online services. We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services that we provide.

        We voluntarily approached the Israeli Ministry of Finance in September 2013 and asked for its formal position regarding the applicability of the Ordinance to the type of services that we provide. We do not know the extent to which the Ministry of Finance will want to have further discussions with us, the timing of those discussions or the ultimate outcome of their deliberations. Although the Ordinance allows Israeli persons to apply for a permit to trade with Israeli Sanctioned Countries or their residents, we are not aware of a permit being granted or denied in the past to a person providing the type of services that we provide.

        Lebanon is the only Israeli Sanctioned Country that is not also a U.S. Sanctioned Country. We have ceased providing services to users with a GEOIP address in a U.S. Sanctioned Country. The number of users and premium subscribers that we have in Lebanon is not material to our business. However, if we stop providing services in Lebanon, it may decrease the number of our current and future subscribers from other countries, particularly in the Middle East, who may cease using our services in protest to us blocking accounts in Israeli Sanctioned Countries.

        In addition, if it is determined by a competent court that sanctions under the Ordinance cover the type of services that we provide, we, our officers and employees may be subject to criminal and/or civil actions. We believe that our initiation of voluntary discussions with the Israeli Ministry of Finance may reduce such exposure, but any liability to which we are subject to could adversely affect our personnel, brand and reputation.

We are subject to privacy and data protection laws and regulations as well as contractual privacy and data protection obligations, and our failure to comply with these or any future laws, regulations, or obligations could subject us to sanctions and damages and could harm our reputation and business.

        We hold certain personal data of our users, primarily, username and email address, and may hold certain personal data of the visitors to our users' websites. We have implemented data security standards, operating rules and certification requirements in accordance with PCI Data Security Standards and we have maintained PCI compliance level 1 certification since February 2013. Since we began using our internal billing system in the first quarter of 2013, we have begun to also collect billing information, such as credit card numbers, full names, billing address and phone numbers in compliance with these data security standards. We do not regularly monitor or review the content that our users upload and store and, therefore, do not control the substance of the content within our hosted environment, including sensitive personal information.

        We are subject to the privacy and data protection laws and regulations adopted by Israel and potentially, other jurisdictions. For example, although we do not have an operating entity in the Netherlands, the control that we exert over our servers in the Netherlands may result in our activities in Europe being deemed to be subject to Dutch law. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our users, and possibly the visitors to our users' websites. We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards (including voluntary third-party certification bodies such as TRUSTe) relating to privacy and data protection. We are also subject to the privacy and data security-related obligations set forth in our terms of use with our users, and we may be liable to third parties in the event we are deemed to have wrongfully processed personal data.

        The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future. In particular, the European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. For example, the European Union issued a proposal for a new General Data Protection Regulation at the beginning of 2012 which will replace the European Data Protection Directive and is likely to include more stringent obligations for online businesses, such as to conduct a data protection impact assessment for certain higher-risk processing operations, to introduce a more frequent need for the user's consent, to impose an obligation to act on data breaches, to restrict the collection and use of "sensitive" personal data and to expand the legislative requirements for data processors, as well as to introduce a stricter regime of enforcement. Additionally, the proposed regulation is stated to have extra-territorial effect and seeks to regulate the European activities of businesses regardless of their location or the locations of their servers. While it is currently expected that the proposed regulation will not take effect until 2015 or later, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and are likely to incur additional cost should we become subject to these and other laws and regulations, which could force us to incur material costs or require us to adapt our business.

        A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, incur additional management resource, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions.

If the security of the confidential information or personal information of our users and the visitors to our users' websites stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

        Due to the nature of our business, our system stores personally identifiable information, credit card information and other critical data for our users and the visitors of our users' websites. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. Like many online companies, we have experienced attempts by third parties to circumvent the security of our systems but are not aware of any successful attempts. We may in the future experience successful attempts by third parties to obtain unauthorized access to our data despite our security measures. Since techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our users' data, our relationships with our users may be damaged, and we could incur liability. In addition, some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain partners require us to notify them in the event of a security incident. These mandatory disclosures regarding a security breach sometimes lead to negative publicity and may cause our users to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, may harm our reputation, and we could lose users or fail to acquire new users.

        If our security measures fail to protect credit card information adequately, we could be liable to both our users for their losses, as well as the vendors under our agreements with them such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our users and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition. Any willful or accidental security breaches or other unauthorized access or unlawful processing could expose us to liability for the loss of such information, adverse regulatory action by governments in the United States, Israel, and elsewhere, investigation and litigation, downtime of our systems and other possible liabilities. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa and MasterCard, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

        The payment card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of users or participants or regulatory or criminal investigations. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our results of operations. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our users, which would adversely affect our business, operating results and financial condition.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology.

        Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how. In addition, we have filed a number of applications for patents to protect our technologies. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create solutions and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries.

        We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks and patent applications. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market. Additionally, the process of seeking patent protection can be lengthy and expensive. Any of our pending or future patent or trademark applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all. We are unable to guarantee that additional patents or trademarks will issue from pending or future applications or that, if patents or trademarks issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. We rely on our brand and trademarks to identify our solutions to our users and to differentiate our solutions from those of our competitors. If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand.

        From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and we may therefore not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as ours without infringing our intellectual property, our competitive position and results of operations could be harmed and our legal costs could increase.

We have in the past been subject to claims by third parties of intellectual property infringement and may in the future become subject to similar or other claims that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.

        There can be no assurance that third parties will not assert that our solutions, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We recently entered into settlement agreements with two NPEs with respect to patent infringement claims.

        Any such claims, regardless of merit, that result in litigation, could result in substantial expenses, divert the attention of management, cause significant delays in introducing new solutions or services, materially disrupt the conduct of our business and have a material and adverse effect on our brand, reputation, business, financial condition and results of operations. As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our solutions or services or re-brand our solutions or services. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third parties and otherwise negatively affect our business.

Our platform contains open source software, which may pose particular risks to our proprietary software and solutions.

        We use open source software in connection with our software development. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms, and we may be subject to such claims in the future. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, it is our view that we do not distribute our software, since no installation of our software is necessary and editing and design platform is accessible solely through the "cloud." Nevertheless, this position could be challenged. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

The number of our registered users may be higher than the number of actual users, and we have no means of assessing the level of engagement of a particular user following registration.

        We use the definition "user" to mean the number of unique email addresses registered on Wix.com. The number of users as we define it may be higher than the actual number of users because some users have multiple registrations and others may have registered under different or fictitious names. In addition, we have no means of assessing the level of engagement of a particular user following registration. The length of time that users take following registration to design and publish a website varies significantly from hours to years. Some users may never publish a website, but have not cancelled their registration. Even if it were measurable, we do not consider the level of engagement of our registered users to be material to our business. Rather, we consider the rate at which users from a particular period generate premium subscriptions to be material to our business. For example, in the fourth quarter of 2013, 40% of our premium subscriptions were purchased by users that registered with us in the same quarter and the remaining 60% were from users who registered in earlier quarters. Nevertheless, if the number of our registered users is materially inconsistent with the number of our actual users, our user base, which we believe is important to the growth of our premium subscriptions, may be overstated. If that is the case, our business may not grow as fast as we expect, and our financial results and business prospects may be harmed.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our contractors or employees, which could result in litigation and adversely affect our business.

        We enter into assignment of invention agreements with certain of our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. Under the Israeli Patent Law, inventions conceived by an employee or a person deemed to be an employee during the scope of their employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee shall determine whether the employee or contractor is entitled to remuneration for their inventions. However, recent decisions by the Israeli Compensation and Royalties Committee and the Supreme Court have created uncertainty in this area, as the Supreme Court held that employees may be entitled to remuneration for their service inventions despite having specifically waived such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration. Although our contractors or employees have agreed to assign to us service invention rights, we may face claims challenging such agreements and demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our contractors or employees, or be forced to litigate such claims, which could otherwise negatively affect our business.

U.S. states may seek to impose state and local business taxes and sales/use taxes and current EU taxes on Internet sales may increase.

        There is a risk that U.S. states could assert that we or our non-U.S. subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes. This risk exists regardless of whether we and our non-U.S. subsidiaries are subject to U.S. federal income tax. States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet. We and our non-U.S. subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our non-U.S. subsidiaries give rise to a nexus. We and our non-U.S. subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Additionally, pending legislation in the U.S. Congress, if enacted, could grant states additional authority to collect sales/use taxes on the sale of our premium subscriptions over the Internet. Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subjected to sales/use taxes, which may decrease the likelihood that such users would purchase or continue to renew their premium subscriptions. Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction, which may increase and cause either our prices to increase or our revenues to decline. New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

        From time to time we may seek additional equity or debt financing to fund our growth, develop new solutions and services or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may change, or other circumstances may arise, that have a material adverse effect on our cash flow and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We may make acquisitions and investments, which could result in operating difficulties and other harmful consequences.

        From time to time, we evaluate potential strategic acquisition or investment opportunities. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments carry with them a number of risks, including the following:

  •
  diversion of management time and focus from operating our business;

  •
  implementation or remediation of controls, procedures and policies of the acquired company;

  •
  coordination of product, engineering and selling and marketing functions;

  •
  retention of employees from the acquired company;

  •
  unforeseen liabilities;

  •
  litigation or other claims arising in connection with the acquired company; and

  •
  in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

        Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

        Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $32.69 per share and as low as $16.19 per share through March 19, 2014. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

  •
  actual or anticipated fluctuations in our and our competitors' results of operations;

  •
  variance in our and our competitors' financial performance from the expectations of market analysts;

  •
  announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

  •
  announcements of technological innovations by us or our competitors;

  •
  changes in the prices of our solutions;

  •
  developments concerning intellectual property rights, including our involvement in litigation;

  •
  our sale of ordinary shares or other securities in the future, or such sales by our significant shareholders;

  •
  market conditions in our industry;

  •
  changes in key personnel;

  •
  the trading volume of our ordinary shares;

  •
  changes in the estimation of the future size and growth rate of our markets; and

  •
  general economic and market conditions.

        In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management's attention and resources could be diverted.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

        The trading price for our ordinary shares is affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who currently cover us or our business publish inaccurate or unfavorable research about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our share price to decline.

A small number of significant beneficial owners of our shares acting together will have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

        The largest beneficial owners of our shares, entities and individuals affiliated with Mangrove Capital Partners, Bessemer Venture Partners, Benchmark Capital Partners and Insight Venture Partners, as of February 28, 2014, beneficially owned in the aggregate 63.7% of our ordinary shares. As a result, these shareholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

  •
  the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

  •
  approving or rejecting a merger, consolidation or other business combination;

  •
  raising future capital; and

  •
  amending our articles of association which govern the rights attached to our ordinary shares.

        This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

As a foreign private issuer whose shares are listed on the NASDAQ Stock Market, or NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ. As permitted under the Israeli Companies Law, 5759-1999 (the "Companies Law"), our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital. We may in the future elect to follow home country practice in Israel with regard to matters such as the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See "Item16.G.Corporate Governance."

As a foreign private issuer we are not subject to U.S. proxy rules and are exempt from filing certain Exchange Act reports.

        As a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission, or SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

        However, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

        If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that these shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

        In connection with our IPO, our executive officers, our directors and the holders of substantially all of our ordinary shares entered into lock-up agreements with the underwriters or market standoff agreements with us, which, subject to limited exceptions, restrict their ability to transfer their shares until May 5, 2014 (or November 5, 2014 in the case of Avishai Abrahami, our Co-Founder, Chief Executive Officer and Chairman of the Board, and Nir Zohar, our President and Chief Operating Officer). Not including any additional shares we may offer from time to time, on May 5, 2014, approximately 7,100,000 shares will become available for sale, approximately 700,000 of which are expected to be subject to volume, manner of sale and other limitations, and on November 5, 2014, approximately 1,800,000 shares will become available for sale, all of which are expected to be subject to volume, manner of sale and other limitations.

        As of February 28, 2014, the holders of 25,653,917 of our ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See "Item 7.B. Related Party Transaction—Registration Rights." Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

        In addition to these registration rights, 12,162,418 ordinary shares are issuable under share options and restricted share units ("RSUs") granted to employees and office holders as of February 28, 2014. On November 7, 2013, we filed a registration statement on Form S-8 registering up to 13,228,710 ordinary shares that we may issue under our share incentive plans, of which as of February 28, 2014 we have granted 11,068,264 options and 122,668 RSUs. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

You may be subject to adverse United States federal income tax consequences if we are classified as a Controlled Foreign Corporation.

        Each "Ten Percent Shareholder" in a non-U.S. corporation that is classified as a "controlled foreign corporation," or a CFC, for United States federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder's pro rata share of the CFC's "Subpart F income" and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the "Code")) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain.

        We do not believe that we were a CFC for the taxable year ended December 31, 2013 or that we are currently a CFC. It is possible, however, a shareholder treated as a United States person for United States federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a

Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the Company, cause the Company to be treated as a CFC for United States federal income tax purposes. We believe that certain of our shareholders are Ten Percent Shareholders for United States federal income tax purposes. Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our belief that we were not a CFC during the 2013 taxable year, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2013. However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation's assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales. If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See "Item 10.E.Additional Information—Taxation."

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

        Provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

  •
  Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

  •
  Israeli corporate law does not provide for shareholder action by written consent unless such consent is unanimous, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

  •
  our articles of association divide our directors into three classes each of which is elected once every three years;

  •
  our articles of association generally requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting, and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 66 2/3% of our outstanding ordinary shares entitled to vote at a general meeting and voting in person or by proxy at the meeting;

  •
  our articles of association do not permit a director to be removed except by a vote of the holders of at least 66 2/3% of our outstanding shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting;

  •
  our articles of association require that director vacancies may only be filled by our board of directors; and

  •
  our articles of association prevent "business combinations" with "interested shareholders" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our articles of association by a general meeting of our shareholders or satisfies other requirements specified in our articles of association.

        Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See "Item 10.B.Additional Information—Memorandum and Articles of Association."

We have not yet determined whether our existing internal controls over financial reporting are effective under Section 404 of the Sarbanes-Oxley Act of 2002 and, as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control.

        We will not be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, until we file our Annual Report on Form 20-F for the year ending December 31, 2014 at the earliest. Furthermore, unless we lose our status as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until 2018. Accordingly, we have only recently commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

        In addition, changing laws, regulations and standards, in the United States or Israel, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a publicly traded company in the United States and being subject to U.S. rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel could adversely affect our business.

        We are incorporated under Israeli law and our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2013. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In 2012 once again Israel engaged in an armed conflict with Hamas in the Gaza Strip, with missiles reaching as far as Tel Aviv. Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business, financial condition and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

        A number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries. For example, in 2008 the Israeli legislature adopted a law forbidding any investments in entities that transact business with Iran. Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies.

Our operations may be disrupted by the obligations of personnel to perform military service.

        As of December 31, 2013, we had 467 employees based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government). In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, the December 2008 conflict with Hamas and the 2012 conflict in the Gaza Strip, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

        We are eligible for certain tax benefits provided to "Beneficiary Enterprises" under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to remain eligible for the tax benefits for "Beneficiary Enterprises" we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, in September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority approved (i) our status as an "Industrial Enterprise"; and (ii) that the expansion of our enterprise is considered as a "Beneficiary Enterprise" with 2009 as an elected year of operations, all under the Investment Law as amended by 2005 Amendment. The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling. If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2011 was 24% of their taxable income and was increased to 25% in 2012 and to 26.5% for 2014 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See "Item10.E Additional Information—Taxation—Israeli Tax Considerations and Government Programs."

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual reports in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

        We are incorporated in Israel. Only some of our directors and none of our executive officers are resident in the United States. Our independent registered public accounting firm is not a resident of the United States. Most of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the

United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert a claim based on U.S. securities laws in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Your rights and responsibilities as our shareholder are governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

        Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company's articles of association, an increase of the company's authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders' vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See "Item 6.C.Directors, Senior Management and Employees—Board Practices." Some of the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

        Additionally, we expect the quorum requirements for meetings of our shareholders to be lower than is customary for domestic issuers. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of our outstanding ordinary shares (and in an adjourned meeting, with some exceptions, any number of shareholders). For an adjourned meeting at which a quorum is not present, the meeting may generally proceed irrespective of the number of shareholders present at the end of half an hour following the time fixed for the meeting.

Item 4.    INFORMATION ON THE COMPANY

  A.
  History and Development of the Company

Our History

        Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute. In April 2008, we launched our Wix Editor, which enabled the creation of a digital presence in Flash format, and in October 2008, we launched our premium subscription offering. By April 2012, a month after we released our advanced HTML5 Editor, which greatly improved our service offering and support for mobile devices, we had reached 20 million registered users. We recently launched a further enhanced mobile product in October 2013.

        In November 2013, we listed our shares on the Nasdaq Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-388117-7. Our principal executive offices are located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, and our telephone number is +972 (3) 545-4900. Our website address is www.wix.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Wix.com, Inc., located at 2601 Mission Street, San Francisco, CA 94110, telephone number (415) 643-6479.

Principal Capital Expenditures

        Our capital expenditures for fiscal years 2013, 2012 and 2011 amounted to $3.1 million, $1.0 million and $1.8 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment. We anticipate our capital expenditures in fiscal year 2014 to be for approximately $4.3 million. We anticipate our capital expenditures in 2014 to be financed from the proceeds of our IPO in November 2013 and cash flow generated from current activities.

  B.    Business Overview

        We are a leading global web development platform with one of the largest number of registered users in the world. As of December 31, 2013 we empower over 42 million registered users in 190 countries to create and manage a fully integrated and dynamic digital presence. We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform that eliminates the need for complex coding and supplants expensive design services. Our solutions enable millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. We offer our solutions through a freemium and subscription model and as of December 31, 2013, we had 789,753 premium subscriptions.

        Our core product is a drag-and-drop visual development and editing environment complete with high quality templates, graphics, image galleries and fonts. With our platform, Wix users can create and manage a professional quality digital presence tailored to their brands' specific look and feel, accessible across all major browsers and the most widely used desktop, tablet and mobile devices.

        Our cloud-based platform is accessed through a hosted environment, allowing our users to update their site and manage their business or organization at any time. We provide our users with flexibility and scalability, allowing them to expand their digital presence as their business, organizational, professional or individual needs change and grow.

        Through our highly curated App Market, which was launched in the last quarter of 2012, as of December 31, 2013 we offered our users the ability to easily install and uninstall more than 156 free and purchasable different apps that were carefully identified and selected for inclusion in the App Market by us based on user needs and demand, such as social plug-ins, online marketing and customer relationship management tools, contact forms and payment processing capabilities. These apps add additional functionality and are easily integrated into users' websites with one click and without any coding.

        We believe the substantial majority of our users are small business owners, organizations and entrepreneurs. Our scale and reach makes us an attractive partner for companies interested in distributing their own solutions to this audience. As we expand our platform through partnerships we are able to increase our value proposition for existing users and more easily attract new users.

        By developing business intelligence using the data we have generated over several years of operation, we are able to create efficiencies in our marketing budget. We have therefore been able to leverage online channels effectively for the majority of our marketing efforts without the need for a direct sales force. In addition, many of our users refer us within their personal and professional networks. As a result, we generate a large volume of traffic through word-of-mouth, with organic and direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser, accounting for approximately 58% of the premium subscriptions generated by users that registered in the fourth quarter of 2013.

        We are removing not only technological, but also geographic and linguistic barriers to web development, in order to empower everyone to create and manage a digital presence in their own language. We currently offer our platform in six languages—English, French, Spanish, Portuguese, Italian and Russian—with others, such Polish, German, Japanese, Korean and Turkish in recently-launched test formats, and we plan to add more languages in the future.

        Our registered users grew from 17 million at December 31, 2011 to 42 million at December 31, 2013, representing a 57% compounded annual growth rate. Our premium subscriptions have grown from 298,143 to 789,753 over the same period, representing a 63% compounded annual growth rate. Through December 31, 2013, we had achieved 16 consecutive quarters of sequential growth in the accumulated number of premium subscriptions. We have also achieved 16 consecutive quarters of growth in revenues and collections. We had revenues of $24.6 million, $43.7 million and $80.5 million and collections of $29.6 million, $52.5 million and $98.7 million in 2011, 2012 and 2013, respectively. We had a net loss of $22.7 million, $15.0 million and $28.7 million in 2011, 2012 and 2013, respectively.

        In February 2014, we acquired all of the share capital of Appixia Ltd. ("Appixia"), an Israeli company, for approximately $1.3 million in cash. Appixia is currently developing a platform for building mCommerce apps for the Israeli market. The acquisition is a component of our plan to continue strengthening our technological advantage and the breadth of our product offerings.

Industry Background

        In the current market, businesses, organizations and professionals need a dynamic digital presence with tools to manage interactions with customers, suppliers, partners and employees online and in real time. These interactions include back-end activities like invoicing, customer relationship management and payment processing, as well as front-end activities such as communications, online marketing, reservations and scheduling, and social media integration. Use of dynamic web content and services for high level customer engagement is becoming increasingly prolific. However, building this presence is becoming more challenging for businesses, organizations, professionals and individuals due to costs, time constraints and lack of skills. We believe there is a significant opportunity to provide an elegant solution that caters to the accelerating demands of businesses, organizations, professionals and individuals who need to create and manage a dynamic, professional digital presence at a reasonable cost.

Our Offerings

        We offer our web development, design and management solutions and apps through an attractive online platform that enables our large user base of businesses, organizations, professionals and individuals to create a sophisticated and professional digital presence. Our web development technology is built based on HTML5 and offers HTML5 compatible capabilities, web design and layout tools, domain hosting, and other marketing and work flow management applications and services. By registering with our website, our users receive access to the Wix Editor, an online editor that enables the user to design and manage an unlimited number of websites in order to establish or enhance their digital presence. No installation of software is necessary to use the Wix Editor, as our advanced editing and design platform is accessible through the cloud directly from our website.

        The table below summarizes the different standard packages and levels of functionality that we offer as of the date of this annual report:

Premium Subscriptions
	Free Product	Connect Domain	Combo	Unlimited	eCommerce	VIP
Current Monthly Equivalent List Price for Annual Subscriptions (in U.S. Dollars)	—	$4.08	$8.25	$12.42	$16.17	$24.90
Current List Price for Monthly Subscriptions (in U.S. Dollars)	—	$6.90	$10.95	$15.95	$19.90	$29.90
Wix Editor	✓	✓	✓	✓	✓	✓
Wix Mobile	✓	✓	✓	✓	✓	✓
Wix SEO Tool	✓	✓	✓	✓	✓	✓
Web Hosting	✓	✓	✓	✓	✓	✓
Storage		500MB	3GB	10GB	20GB	20GB
Data Bandwidth		1GB	2GB	Unlimited	10GB	Unlimited
Connect Your Domain		✓	✓	✓	✓	✓
Google Analytics		✓	✓	✓	✓	✓
Premium Support		✓	✓	✓	✓	✓
Ads Free			✓	✓	✓	✓
Add Favicon			✓	✓	✓	✓
Shopping Cart					✓	✓
VIP Support						✓
Priority Call Back						✓
Instant Response						✓
Professional Site Review						✓

        Free Products.    Our users receive access to hundreds of free design templates for personal and business use, free web hosting through the Wix domain, free apps from our App Market, and blog and social network page support. The websites developed using our free product contain Wix advertisements in the footer of the website, and tags, or metadata, which contain our name. Our domain name is also contained in the link to the user's website.

        Our free product and service offering includes the following features and capabilities:

  •
  Wix Editor.  At the core of our platform is the Wix Editor, which currently supports six languages, and allows users to maximize their digital presence by designing an unlimited number of websites, which are customizable using images, layouts, colors, fonts and other content provided by Wix, or content uploaded by the user, including visual and audio media. All websites designed using our editor are fully customizable with HTML5 technology, and contain back-up and firewall protection, as well as protection from denial-of-service attacks.

  •
  Wix Mobile.  All of our products allow users to create mobile sites for their existing Wix websites. Our mobile site technology is based on HTML5 and allows users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants. Currently, our registered users created over 1,600,000 mobile sites using our mobile solutions. We do not currently charge for our mobile solution.

  •
  Wix SEO Tool.  All of our products enable users to increase the visibility of their Wix website by using our Search Engine Optimization, or Wix SEO tool. Through this tool, users may attach to their sites a description and key words that relate to the site, so that web viewers or customers may find our users' sites easily by searching for the descriptive or key words, using Internet search engines. Our customer support team, through online video tutorials or one-on-one support, guides our users on the most efficient key words and site descriptions, in order to help users maximize the benefits of SEO and attain a larger digital presence.

        Premium Subscriptions.    Our premium subscriptions are purchased primarily by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, beauty, sports or news. Premium subscriptions are not concentrated in any particular field. Our premium subscriptions offer all of the features of our Wix Editor, but also include features tailored to business' needs, such as eCommerce and appointment applications, and marketing tools such as Google Analytics and mailing lists. Our premium subscriptions also offer storage and bandwidth for our users' data and premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow users to expand their digital presence by advertising their pages on third-party sites, such as Facebook and Google.

        To date, most of our revenues have been from selling our Combo and Unlimited premium subscriptions. These solutions are primarily purchased by businesses, organizations and professionals, which make up the substantial majority of our total user base.

        Our premium subscriptions offer the following additional features and capabilities:

  •
  Connect Your Domain.  All of our premium subscriptions allow users to connect their own domain name to their website, which means that the Wix domain name will not be present in the user's website address. The user's domain name can also be purchased and managed directly through the Wix platform. Users who do not purchase premium subscriptions can also choose to purchase a domain name as a stand-alone product, and continue using our free Wix Editor product to develop and maintain their website.

  •
  Google Analytics.  All of our premium subscriptions give users access to Google Analytics, a third-party application that has the ability to track the number of people that visit their website, the geographic location of their visitors, the length of time that visitors stay on their website, and the key words that were used to find the website. This feature allows our business users to collect and use data for marketing and other commercial purposes.

  •
  Ads Free.  Our Combo, Unlimited, and eCommerce premium subscriptions provide a website free of Wix advertisements that are placed on the free Wix websites.

  •
  Add Favicon.  Our Combo, Unlimited, and eCommerce premium subscriptions allow users to change the Favorite Icon, or Favicon, that appears next to the user's page address and bookmark in most internet browsers. Users can change the Favicon that appears on the website by either uploading their own Favicon, or choosing one from our Favicons Gallery. This feature enhances the professional design of users' digital presence.

  •
  Wix eCommerce Solutions.  Our eCommerce premium subscription allows our users to create a virtual store through which they may sell their products online and process payments using an integrated shopping cart app, which is already included in the subscription. eCommerce users can tailor the style of the online store to their business, and with the shopping cart application, the users may accept payment for products or services through PayPal and a variety of other integrated payment solutions we offer, such as Authorize.net, Pagseguro, Web Money, Skrill, PayU LatAm and other types of offline payments such as cash on delivery and bank transfers. We also provide users with the ability to provide coupons and set their own shipping and tax rules as part of our eCommerce solutions.

  •
  VIP Services.  We offer our VIP subscribers four additional features. Our VIP Support feature enables these subscribers to contact a dedicated team of support specialists. If a support specialist is not available immediately, we will call the VIP subscriber back within a matter of minutes via our Priority Call Back service. In addition, VIP subscribers have the option of receiving our Instant Response service during business hours via Wix Answers, our online automated ask-and-answer database. Finally, we will review the completed sites of our VIP subscribers and provide feedback regarding how the sites' structure and SEO can be improved via our Professional Site Review service.

Applications and Value-Added Services

        Wix App Market.    The Wix App Market is an online platform that offers our users a range of software apps which can be seamlessly integrated as add-ons into our users' websites. The App Market includes over 156 free and purchasable marketing, social and media apps, as well as audio and visual content. Since the launch of the App Market in October 2012 through December 31, 2013, users had installed 7,999,324 apps, 91,428 of which were purchased. Users gain access to apps in the App Market, and through our easy-to-use drag-and-drop technology they can install or remove as many apps as they would like within moments. The App Market consists of apps that are developed by us or by third-party developers. Our research and development team creates our Wix Apps, and also tests and evaluates apps created by third-party developers. We have sales agreements with third-party developers and we customarily share in 30% of revenues from the sale of every third-party app purchased through our App Market. We are responsible for the development, operation and maintenance of apps that we create, and the third-party developers are responsible for the apps that they create. However, we may remove a third-party app at any time if it does not meet our standards or for other reasons.

        Wix Databases.    Our application development and data technology, Wix Databases is a platform that allows our users and developers to create their own apps and work management tools, such contact forms and FAQ lists. This platform uses our drag-and-drop, style engine and smart layout technology, so that the user or developer may create professional-looking applications and tools with customized styles, colors, and layouts. The apps and tools created through Wix Databases may be fully integrated into our users' websites through publishing on the Wix Editor platform.

        Wix Email.    We offer users the ability to purchase Google email services with addresses linked to their Wix website domain. Wix Email features advanced filtering and search capabilities, as well as automatic mail forwarding and responding. This product is integrated into our premium subscriptions, but is also available for purchase on a standalone basis.

        Professional Services Marketplace.    Through the Wix Arena Marketplace, found on our website, we provide a community for independent designers to offer their audio or visual media content and personal web design services, using our platform. As of December 31, 2013, the Wix Arena Marketplace had 358 independent designers who offer web design and development content or services each month. These independent designers are hired directly by our users and are responsible for negotiating the terms of service and price with such users. We provide a market for these services and are not a party to, and do not generate any revenue from these agreements. We do not assume responsibility for the quality or cost of the services.

Customer Support

        We offer our users the following support and services:

        Wix Support and Call Center.    Our customer solutions experts operate the Wix Support and Call Center. Our customer solutions team is responsible for providing users with direct and indirect support, including monitoring and updating forums for user questions and knowledge databases, such as our online automated ask-and-answer database, Wix Answers. Because our support team is able to address many of our users' questions through these online and automated channels, direct customer support is often not needed to address user questions or technical issues. However, our support staff provides web-based technical support through chat, email and remote support through the use of LogMeIn, a remote access program. The Wix Call Center also provides telephonic support during U.S. business hours and email support during extended hours. We do not currently offer telephonic support outside of U.S. business hours. Our Support and Call Center employees offer telephonic and email support in the non-English languages in which we offer our platform—French, Spanish, Portuguese, Italian and Russian. For example, our customer support staff and technical staff with Italian and Portuguese-language capabilities provide Italian and Portuguese-language support by updating forums in response to customer questions and updating knowledge databases, such as Wix Answers, and translating the how-to videos in the Wix Support Center. We plan to hire additional employees with other fluencies as we add more languages and have already engaged a small number of employees to provide telephone and email support in Japanese or Korean. As of December 31, 2013, we had 152 Support and Call Center employees, located in both the United States and Israel, 33 of whom offer direct customer service in languages other than English and Spanish.

        Wix Premium Support.    All of our premium subscriptions contain access to Wix Premium Support. Those users with premium subscriptions receive access to all the benefits of the Wix Support Center and Call Center, but they also receive priority access to our team of customer solutions experts, who prioritize premium subscription questions and requests over other user questions.

Selling and Marketing

        Our selling and marketing expenses focus primarily on online advertising and we do not employ a direct sales force. Our main online acquisition channels include Google, Facebook and direct media buying.

        We market our solutions and apps to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers. We are able to attract a high volume of users and premium subscriptions by offering free solutions and services and upgrades and improvements to our premium subscriptions. We also offer 14-day money-back versions of our premium subscriptions. As of December 31, 2013, we had over 42 million registered users and 789,753 premium subscriptions across 190 countries. Our App Market averaged 21,783 installations per day during the month of December 2013.

        We also provide a free co-working and event space in our two Wix Lounges, located in New York City and San Francisco. These lounges provide designers who use our solutions, as well as freelancers, artists and entrepreneurs, with a workspace and an opportunity to network with others. We also host events at our lounges that allow our users the ability to showcase their work, free of charge. We have found that our lounges enhance our brand and strengthen our network of users.

User Acquisition

        We engage in online advertising with a focus on acquiring new users to our platform. We acquire the majority of our users through free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser, to our website, which includes customer referrals. We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying users' websites. In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products. Further, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions. In 2014, we are continuing to focus our marketing spending on channels that bring new users to visit, register and begin using our products and services.

        We believe our user acquisition strategy further benefits from the brand we have built as a leading web development and design platform for businesses, organizations, professionals and individuals. We believe that our branding efforts have accounted for a significant portion of users who come directly to our website, through typing our URL directly into their browsers, or through searching for "Wix" or a term related to establishing a digital presence. We believe that these users are also attracted due to referrals from other users, and via word-of-mouth regarding our products and services. Our acquisition strategy also benefits from our use of A/B testing on our website, a marketing approach that aims to identify changes to our website which will increase or maximize user interest and acquisition. Our Design Studio team changes the layout of our website from time to time, and engages in A/B testing in order to determine which layouts and graphics are the most successful in maximizing user acquisition.

        Our marketing expenditures directed to advertising were $15.9 million in 2011, $21.5 million in 2012 and $41.0 million in 2013. Our marketing expenditures are directed toward the following channels:

  •
  Cost-Per-Click Advertising.  We pay leading search engines to provide search results that provide our solutions and services with the maximum exposure when users search for key terms related to establishing a digital presence. We do this both by elevating the placement of our website address in search results and by placing targeted display or banner advertisements on the search results. We pay search engines on a cost-per-click, or CPC, basis each time a person clicks on such a paid search result or advertisement.

  •
  Online Presence and Branding.  We have established an active online presence in social networking sites such as Facebook, Twitter, and Instagram, and we also market our solutions by purchasing generic and targeted advertisements on these websites and others. We also consult public and media relation firms to help brand and advertise our solutions and services.

  •
  Other expenditures.  A portion of our marketing expenses are directed towards more traditional advertising, such as radio and television commercials in the United States, United Kingdom, Australia and Israel. We also maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their personal websites. From time to time we also hold webinars, promotional contests, user meet-ups and public relations events at our Tel Aviv, New York and San Francisco offices.

User Retention

        Once we attract visitors to our website, our preliminary goal is to register them as users. We distribute marketing and promotional emails and support tools to our registered users to help them build their site. These materials are created by our Wix Design Studio team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events. Users who convert to a premium subscription gain access to additional features such as extra bandwidth and storage, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions. We offer a 14-day premium subscription trial to introduce users to these additional products and solutions. Users can choose either an annual or monthly premium subscription and as of December 31, 2013, 66% of our premium subscriptions were annual and 34% were monthly. We seek to increase the number of premium annual subscriptions by offering seasonal promotions and discounts on annual subscriptions. We also send our subscribing users emails reminding them to renew their subscriptions before expiration, as well as coupons and other discounts on products and services. We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium apps in our App Market.

        We further retain premium subscriptions by developing relationships with subscribing users through the Wix Support and Call Center, a forum where we address our users' technological needs and concerns. Through the Support and Call Center, we also help non-paying users transition to premium subscriptions, by providing guidance on integration of premium subscription features into existing websites created with our Wix Editor. We seek to maintain goodwill with all of our users, and retain them as registered users, even if they do not choose to subscribe to or renew their premium subscriptions.

Our Technology and Infrastructure

        Our cloud-based platform provides our users with a suite of web design, development and workflow management products and apps, as well as hosting for our users' sites. All of these tools are accessible directly through our platform. In order to enhance our suite of products, we also conduct product and quality assurance testing on all new and existing technology integrated into our platform.

Wix Cloud

        We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and apps, and the websites that our users create. We lease our data centers from third parties. Our primary data centers are in two geographically separate locations in the United States with a back-up data center in Europe. We lease our primary data centers in the United States from Hostway Services, Inc. pursuant to purchase orders issued under an agreement that automatically renews on an annual basis unless terminated by us by notice at least 60 days before the annual renewal date or by either party at any time with 180 days advance notice. To date, we have not experienced any material outages or service interruptions. This highly-scalable multi-tenant technology enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity. As a result, our platform is not affected or slowed down by growth in the number of users in our cloud. Our cloud technology is also capable of full resource sharing, meaning that our users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by proven international cloud delivery network vendors, such as Akamai and Level 3. To further ensure that all of our data and our users' data are stored safely, we also use Amazon and Google cloud services to backup our users' data. In order to ensure that our cloud is protected from potential attacks or vulnerabilities, we engage in penetration testing to expose and address any vulnerability in our technology.

HTML5-Based Design Capabilities

        HTML5 is the latest and most advanced markup language available for structuring and presenting dynamic content on the Internet. Unlike websites built using older HTML versions, websites using HTML5 can seamlessly incorporate video, audio, fonts, graphics and animations. Moreover, rich and interactive web design and app integration can be achieved without the use of Flash. Because of HTML5's advanced capabilities, we use it as the basis for our products and have eliminated the need to combine Flash and HTML coding. We developed our HTML5—based technology by leveraging our many years of experience in developing web development and design tools.

Style Engine and Smart Layout Technology

        Our style engine technology provides users with advanced customization capabilities, making all aspects of a user's website customizable. Our technology, which uses dropdown lists and customized color palettes, allows the user to quickly brand or re-brand their website with just a few clicks in our editor. In one click, users can customize backgrounds, banners, buttons, fonts and font sizes using a dropdown list. Users can customize colors using a color palette. One click also allows users to simultaneously apply all color and style changes to all elements on the user's website. This type of customization is generally time-consuming and requires knowledge of advance HTML5 and CSS3 coding skills. However, with our style engine technology, our users can change their websites' style and branding in moments.

        Our Wix Editor's Smart Layout technology offers both functionality and customization. Our technology provides for dynamic layout and content, meaning that no one component box on a user's website is static or incapable of being moved to other areas of the user's page. Component boxes added to our users' websites identify the user's site structure and automatically adapt to the size and style of other component boxes within the site. These capabilities allow the user full control over the layout of their website, allowing the user to create a design-rich, professional website.

Web Service Creation Environment

        We use a powerful software development kit, or SDK, with an application programming interface, or API, which allows apps and widgets to be seamlessly embedded into the websites designed by our users. This technology allows the user to embed third-party apps or widgets, such as contact forms, FAQ lists and blogs, into the user's website by linking the app or widget's URL to the user's website link. All integration is done with one click, using the Wix App Market, where the user can choose which apps they would like to add to their website. The added app or widget may then be opened as a pop-up on the user's website, which further adds to our editor's dynamic layout capabilities. Further, SEO used in connection with the user's website will also attach to the embedded widget or app data, increasing the overall visibility of the user's digital presence.

Infrastructure

        We realize efficiencies in our operations, including marketing and delivery, since they are completely online-based. Our hybrid cloud and content delivery network enables our users to purchase and use our products and services through our website. As a result of these efficiencies, we have built a large user base while limiting the number of physical offices required for conducting our business. We also have no need for a physical sales force, as our marketing and customer support operations are supported by online marketing tools such as CPC advertising, SEO and email distributions, and by customer support tools such as online forums and Wix Answers, an advanced user self service support system using online ticketing and a database of questions and answers.

        We currently process the majority of payments using a third-party billing system that interfaces seamlessly with our website and provides a portal for users to submit credit or debit card information for processing. We are in the process of transitioning to a new billing system that we have developed internally. This system interfaces with a number of different payment gateway providers who then link to a number of different payment card processors based on the user's jurisdiction. With this internal system, we do not expect to be dependent on any single gateway provider or payment card processor. As we transition fully to the internal billing system, our current third-party billing system will continue to be used in order to process and remit to us recurring payments from existing premium subscriptions.

        Our infrastructure includes servers and bandwidth capacity leased from third parties located in the United States and the Netherlands. We use our own servers to run our research and development activities and to operate our office applications. Our use of over 300 servers in different locations, including the use of Amazon and Google cloud services to back up our users' data and serving our users, protects against accidental data loss and ensures minimal disruption to our operations from server outages or physical damage to a server. We have maintained robust server operations since our inception, which has provided our growing user base with reliable access to our products and consistent service provisions.

Research and Development

        As of December 31, 2013, we had 302 employees and contractors focused on research and development. Our research and development team is comprised of individuals with extensive experience in web development, design, data management and data analysis. Most of these employees and consultants are located in our Tel Aviv headquarters. We also engage a number of software developers in Ukraine either directly or through a third-party service organization in order to benefit from the significant pool of talent that is more readily available in that market. Our research and development personnel focus primarily on developing new apps and product and service offerings as well as quality assurance. Our research and development personnel also includes our design team.

        Our research and development spending was $14.7 million in 2011, $16.8 million in 2012 and $29.7 million in 2013. We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our user base. Our development strategy is focused on identifying updates and features for our existing offerings, and developing new offerings that are tailored to our users' needs and often arise out of their suggestions. For this, we rely heavily on sophisticated, internally-developed tools, such as automated process systems. These automated processes enable us to quickly react to our users' requests. For example, through the use of our automated request system on our website, users are able to request new product features and upgrades. We also engage in A/B testing in order to measure the effectiveness of our upgrades and new product features.

        We recruit talented individuals for our research and development team in Tel Aviv through a variety of techniques, including cooperation with local universities and recruiting events. We are a member of key industry organizations and regularly attend and participate in industry events, where our employees frequently speak. We also engage potential talents by hosting technology meet-ups in our Tel Aviv, Vilnius, New York and San Francisco offices.

Intellectual Property

        Our success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how. In addition, we have filed a number of applications for patents in the United States, Israel and Germany in order to protect our inventions. We cannot be certain that our applications will issue as patents. We actively monitor innovation within our company so as to properly consider whether to file additional patent applications. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

        The Wix brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Wix brand is important to expanding our business. We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, including the marks WIX® and the Wix logo. We have trademark applications for additional marks that we use to identify certain product collections used for certain of our products. While we expect to submit additional trademark applications and for our pending applications to mature into registrations, we cannot be certain that we will obtain such registrations.

        Our in-house know-how is an important element of our intellectual property. The development of our web development and design software and management of our data analysis and marketing programs requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our software offering would be difficult. This risk is further mitigated by the fact that our product and service offerings are cloud-based such that most of the core technology operating on our systems is never exposed to a user or to our competitors.

        To protect our technology, we implement multiple layers of security. Access to our platform requires system usernames and passwords. We also add additional layers of security such as IP address filtering and IP address lockout.

Competition

        We enable our users to create a customizable, fully-integrated and professional digital presence through an attractive platform with various marketing and workflow management capabilities. We believe that we do not currently compete with any provider that offers the same design capabilities or range of products and services that we offer. Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of smaller template-based web builder companies and designers who target our market of users as well as those who offer domain registration services, especially those companies who use a freemium business model similar to ours. The market for providing web-based website design platforms and software programs is highly fragmented.

        In the future it is possible that other providers may decide that offering a comprehensive web development platform to enhance digital presence through easy-to-use design tools and applications represents an attractive business opportunity. In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources. These companies may use these advantages to offer products and service similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. However, we believe that we do not directly compete with traditional web development firms, as we focus on not only website development but also design and business work flow processes. Nevertheless, we may compete with some of the service offerings of a number of smaller template-based web builder companies and designers who target our market of users as well as those who offer domain registration services, especially those companies who use a freemium business model similar to ours.

        While we offer a broader range of solutions, we believe that the key competitive factors for the web development and design industry include price, the quality of the designs, user-friendly design tools, and brand recognition and reputation. We believe that we compete favorably on these factors because of our efficiencies in operations, brand recognition and marketing expertise, professional suite of design and digital presence products, advanced technology and product integration, longstanding customer, designer and developer relationships, large user base, and track record of successfully attracting new users to our website and products.

Government Legislation and Regulation

  Actions of our Users

        In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on defamation, breach of data protection and privacy rights and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.

  Data Protection

        We hold certain personal data of our users, primarily, username and email address, and may hold certain personal data of the visitors to our users' websites. We comply with the data protection and storage laws of the State of Israel, as well as with certain industry standards (including voluntary third-party certification bodies such as TRUSTe). We operate in accordance with the terms of our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of user data.

        While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our activities in locations in which we process data or have users but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees, or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protections laws and regulations.

  United States

        A number of legislative proposals pending before the U.S. Congress, various state legislative bodies, and foreign governments concerning data protection could affect us. For example, in an effort to enhance data protection, the FTC has updated regulations relating to children's online privacy that were issued under the Children's Online Privacy Protection Act. Additionally, some states have passed proactive, rather than reactive, information security legislation. These state laws require that certain minimum protections and security measures be taken to protect personal information. The costs of compliance with these laws may increase in the future as a result of changes in interpretation.

  Europe

        Although we do not have an operating entity in the Netherlands, the control that we exert over our servers in the Netherlands may result in our activities in Europe being deemed to be subject to Dutch law. European data privacy laws, which apply in the Netherlands, distinguish between a data controller and a data processor. We may be defined as a "Data Controller" with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the Dutch implementation of the European Data Protection Directive (Directive 95/46/EC). For example, among other things, we would be required to provide users with a "fair processing notice" if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and do not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain legitimizing steps. The European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy in the electronic communications sector. Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user's terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the

Data Protection Directive about the access and storage of information. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

        Our users may also collect data through the websites that we host for them; however, because we only provide services that enable users to carry out their own purposes which may or may not include processing personal data, we are most likely a data processor with respect to such data. As a "Data Controller," we would be obligated to implement adequate technical and organizational security measures; however, we are not obligated to directly comply with the majority of the requirements under the Dutch implementation of the European Data Protection Directive. Therefore we do not monitor our users' collection or processing of personal data and only act in regards to such personal data when so instructed by our users or a competent authority.

        The European Commission issued a proposal for a new General Data Protection Regulation at the beginning of 2012 which will replace the European Data Protection Directive and is likely to include more stringent obligations for online businesses, such as to conduct a data protection impact assessment for risky processing operations, to introduce a more frequent need for the user's consent, to impose an obligation to act on data breaches, to restrict the collection and use of "sensitive" personal data and to expand the legislative requirements for data processors, as well as to introduce a stricter regime of enforcement. Additionally, the proposed regulation is stated to have extra-territorial effect and seeks to regulate the European activities of businesses regardless of their location or the locations of their servers. While it is currently expected that the proposed regulation will not take effect until 2015 or later, the more stringent requirements on privacy user notifications and data handling might present implementation and compliance challenges to our business in the future should we become subject to these and other laws and regulations.

Facilities

        Our principal facilities are located in Tel Aviv, Israel and consist of approximately 3,252 square meters (approximately 35,004 square feet) of leased office space. We also lease four additional office spaces in Tel Aviv totaling approximately 2,009 square meters (approximately 21,625 square feet). Collectively, these facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, information technology, customer support and administrative activities. The lease for our principal facilities expires on January 31, 2016, while the leases for our additional office spaces expire on various dates between December 31, 2014 and December 31, 2016.

        In the United States, we maintain offices in New York City and San Francisco. During the fourth quarter of 2013, we entered into a new lease agreement in San Francisco according to which we will lease approximately 34,459 square feet for a period of seven years. In Lithuania, we maintain an office in Vilnius.

Legal Proceedings

        See "Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings."

  C.    Organizational Structure

        The legal name of our company is Wix.com Ltd. and we are organized under the laws of the State of Israel. We have five wholly-owned subsidiaries: Appixia Ltd., Wixpress Brasil Serviços De Internet Ltda., Wix.com, Inc., Wix.com Luxemburg S.a.r.l, and Wix.com UAB, which are incorporated in Brazil, Delaware, United States, Luxemburg, and Lithuania, respectively.

  D.    Property, Plants and Equipment

        For a discussion of property, plants and equipment, see "Item 4.B.—Business Overview—Facilities."

Item 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

        We are a leading global web development platform with one of the largest number of registered users in the world. We empower over 42 million registered users in 190 countries to create and manage a fully integrated and dynamic digital presence. We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform that eliminates complex coding and expensive design services. Our solutions enable millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online without the need to engage expensive development and design firms or other costly professionals.

        In November 2013, we closed our IPO, at which time we sold a total of 5,712,446 ordinary shares and certain of our shareholders sold a total of 1,987,554 ordinary shares. In December 2013, the underwriters exercised their over-allotment option in connection with the IPO for 613,340 ordinary shares. As a result, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $16.50 with aggregate gross proceeds of approximately $104.4 million (including the over-allotment option). Under the terms of the offering, we incurred aggregate underwriting discounts of approximately $7.3 million (including the over-allotment option) and expenses of approximately $3.5 million in connection with the offering, resulting in net proceeds to us of approximately $93.6 million.

        In 2013, we achieved significant growth as compared to 2012 as our registered users and premium subscriptions continues to increase and we continue to benefit from our expanded product offerings, including our enhanced mobile offering. Our revenue was $80.5 million in 2013, which represented an increase of 84% from 2012. Our future growth will depend, in part, on our ability to grow our user base and premium subscriptions through enhancing user engagement and increasing user retention as well as to maintain and enhance our brand and reputation. It will also depend in part on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

        In 2014, we expect to continue to invest in long-term growth and continue to invest heavily in our research and development efforts to expand our offering and enhance user experience. In addition, we expect to continue to expand our marketing channels both in the United States and internationally. We also expect to continue to make significant capital expenditures to upgrade our technology and network infrastructure to enable the release of offerings and applications, and to scale for future growth. To support these efforts, we expect to increase our workforce which will result in an increase of headcount related expenses, including share-based compensation.

  How We Generate Revenues

        We derive the substantial majority of our revenue from monthly and annual premium subscriptions for our solutions. Annual subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues. As a result, we provide incentives to drive annual subscriptions, including a lower average monthly price relative to a monthly subscription. We have noticed, however, that promotions that further lower the effective price of an annual subscription can result in attracting users who do not renew their subscription once the promotion is no longer available. We therefore seek to strike a balance between attracting annual subscriptions and maintaining a user base that is loyal to our offering. As of December 31, 2013, 66% of our overall premium subscriptions were annual and 34% were monthly.

        In addition, we generate revenues from selling third-party domain registrations and from revenue sharing agreements with third-party developers for apps sold through our App Market. We launched our App Market in the last quarter of 2012 and therefore generated negligible revenues from it in 2012 and 2013.

        Our solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free for an unlimited amount of time. A premium subscription, which provides users with additional solutions such as extra bandwidth and storage, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions, can be purchased at any time. Because we increase our pipeline of potential premium subscriptions by acquiring more registered users and over half of the new premium subscriptions in a typical month in recent periods were generated by registered users who registered in previous months, we are focused on building a large user base. The number of new registered users we attract is therefore a key factor in growing our premium subscription base, which drives our revenues and collections. Users that purchase premium subscriptions often decide to do so several months, quarters or years after initially registering with us. Thus, in each period, new premium subscriptions include users who registered in that period as well as users who initially registered with us in previous periods. We believe this characteristic of our business model provides us with a growing pipeline of potential subscriptions as our user base grows.

  User Acquisition Spending

        Approximately 58% of the premium subscriptions generated by users that registered in the fourth quarter of 2013 came from organic and direct sources, meaning visitors that reached us via unpaid search results or by typing the URL of our website in their browser. Our selling and marketing spending to attract additional new registered users focuses primarily on online advertising. The types of paid marketing channels that we target are primarily cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites. A portion of our marketing expenses are directed towards more traditional advertising, such as radio and television commercials, in the United States, United Kingdom and Australia.

        Our registered user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of registered users that we acquire from different sources. We extrapolate from this historical user behavior data to predict future user behavior and make decisions regarding our marketing expenditures. In order to grow our registered user base and in turn our premium subscriptions, we consider the time period over which we seek to return an amount of collections equal to the marketing expenditures used to attract a specific group of registered users during a particular period, which we refer to as a cohort. In order to achieve the targeted time for return on those marketing expenditures, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources. For example, we could pay a substantially identical amount to acquire fewer users that generate premium subscriptions at a higher rate versus acquiring more users that generate premium subscriptions at a lower rate. The net amount of premium subscriptions would be the same, but in the former case we would have acquired fewer new registered users overall. We prefer the latter case due to the benefit of gaining more registered users and having a larger pipeline of registered users that can generate premium subscriptions over time based on the long "tail" of premium subscriptions that each cohort generates. This larger number of users also creates more overall users of our platform who can recommend others to our site. In addition, a single registered user can purchase multiple premium subscriptions. This fact, coupled with our preference to grow the size of our user base even if the rate of purchase of premium subscriptions is lower, is why we do not consider the rate at which registered users purchase a premium subscription (or any other measure of "conversion") to be a meaningful measure of the success of our business.

        Since we target our marketing expenditures by extrapolating from historical user behavior to predict future user behavior, an event that disrupts that behavior can adversely impact the returns that we projected for a particular cohort. For example, an event such as a change to or a bug in a browser that affects all websites viewed on that browser, including websites created using our platform, can adversely impact user behavior and in turn our projected returns. Moreover, significant announcements by third parties can also have the same effect. For example, an announcement by Adobe to stop supporting Flash on mobile devices when our platform was Flash-based only, in the past caused us to attract less new registered users than we projected during the short-term impact of such announcement.

  Premium Subscription Origination Analysis

        To track our growth, progress and execution of marketing efforts, including achievement of our targeted time for return on marketing expenditures, we regularly review the relationship between origination of our users and origination of premium subscriptions.

        First Quarter 2010 User Cohort.    The following chart summarizes the number of premium subscriptions that originated during each quarterly period from the first quarter of 2010 to the fourth quarter of 2013 from the 919,221 registered users that first registered with us in the first quarter of 2010. We refer to this group of users as our first quarter 2010 User Cohort. The first quarter 2010 User Cohort is representative of trends we have seen in premium subscription originations, and we believe it is consistent with our users' subscription purchasing behavior in recent periods.

        Through December 31, 2013, the first quarter 2010 User Cohort generated a total of 68,311 new premium subscriptions and continued to generate premium subscriptions up through and during the first quarter of 2014. As of the end of its first quarter, there were 18,512 premium subscriptions that had been purchased by users from the first quarter 2010 User Cohort. Sixteen quarters later, as of December 31, 2013, there were still 20,063 premium subscriptions from users that originated from this same cohort. We spent approximately $1.1 million in advertising expenses to acquire this user cohort. Since originating, premium subscriptions from users in this cohort have resulted in aggregate revenues recognized of $9.3 million and $10.0 million in collections through the fourth quarter of 2013. Approximately $0.7 million of deferred revenue relating to purchases by this user cohort remained outstanding at December 31, 2013. Furthermore, this cohort continues to generate revenue and collections beyond that date.

Premium Subscriptions From First Quarter 2010 User Cohort

        Fourth Quarter 2013 Premium Subscription Cohort.    The following chart summarizes the composition of premium subscriptions purchased in the fourth quarter of 2013 by user registration date. In the fourth quarter of 2013, we sold 185,476 premium subscriptions, of which 73,774 premium subscriptions, or 40% of the total, were purchased by users that first registered with us in the same quarter. The remaining 60% of premium subscriptions purchased in the fourth quarter of 2013 were by users who initially registered in earlier quarters.

Premium Subscriptions in Fourth Quarter 2013 by User Registration Date

        Some users account for multiple premium subscriptions. For example, users who are professional web designers often use our platform to support their business, building and designing sites for their own customers. We believe these trends illustrate the increasing value of our user base as we continue to increase the number of our users.

Key Financial and Operating Metrics

        We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions:

        Collections.    We define collections as total cash collected by us from our customers in a given period. Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections consists primarily of amounts from annual and monthly premium subscriptions by users, which are deferred and recognized as revenues over the terms of the subscriptions and payments by our users for domains, which are also recognized ratably over the term of the service period. We believe that collections is a leading indicator of the growth of our overall business. Collections is a non-GAAP financial measure. For a reconciliation of collections to the most directly comparable U.S. GAAP measure, see "Item 3.A. Key Information—Selected Financial Data."

        Free cash flow.    We define free cash flow as cash flow from operating activities minus capital expenditures. We believe that free cash flow is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Free cash flow is currently negative because of the substantial investments that we are making in expanding our business. Free cash flow is a non-GAAP financial measure. For reconciliation of free cash flow to the most directly comparable U.S. GAAP measure, see "Item 3.A. Key Information—Selected Financial Data."

        Adjusted EBITDA.    We define this metric as net loss before financial expenses (income), net, other expenses, taxes on income, depreciation and share-based compensation expense. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of adjusted EBITDA to the most directly comparable U.S. GAAP measure, see "Item 3.A. Key Information—Selected Financial Data."

        Number of registered users at period end.    We define this metric as the total number of users, including those who have purchased premium subscriptions, who are registered with Wix.com with a unique e-mail address at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many users never publish a website. We have no means of assessing the level of engagement of a particular user following registration or how close a user is to potentially publishing their website. We view the number of users at the end of a given period as a key indicator of the attractiveness and usability of our product, as well as the strength of our pipeline that can generate premium subscriptions over time. We believe that growth in premium subscriptions will be driven significantly by our ability to add users to our platform and to further enhance our product and service offerings.

        Number of premium subscriptions at period end.    We define this metric as the total monthly and annual premium subscriptions as of the end of the period. A single user can purchase multiple premium subscriptions. Because we derive the majority of our revenues and collections from premium subscriptions, we believe that this is a key metric in understanding our growth. The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions. Premium subscriptions terminate due to an active decision by a user not to renew their subscription or due to the failure of a user to update his or her credit card information upon expiration or termination. Our renewal rates demonstrate our strong value proposition to our premium subscriptions. We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our users. From January 1, 2010 to December 31, 2013, an average of 71% of our registered users with annual subscriptions renewed their subscriptions after the first year. Over the same period, an average of 50% of our registered users with monthly subscriptions maintained their subscriptions after one year. Renewal rates improved in the second and third years of subscription for both annual and monthly subscriptions. Registered users with annual subscriptions who had renewed in the first year, renewed at a rate of 71% in the second year, while those with monthly subscriptions renewed at a rate of 65% in the second year. Registered users with annual subscriptions who had renewed for two years, renewed at a rate of 72% in the third year, while those with monthly subscriptions renewed at a rate of 70% in the third year.

  A.    Operating Results

        The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2013 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

        Sources of Revenues.    We derive the substantial majority of our revenues from monthly and annual premium subscriptions by businesses, organizations, professionals and individuals to our various premium subscriptions, which include extra bandwidth and storage, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions.

        We derive a small portion of our revenues from selling third-party domain registrations. Revenues from domain name registrations accounted for approximately 5% of revenues in 2012 and approximately 7% of revenues in 2013. We also derive a small portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any app to which our users subscribe. Revenues from app installations from our App Market accounted for a negligible amount of revenues in 2012 and 2013. We plan to increase the number of value-added services that we offer and the associated revenues we derive from these services.

        Payment and Revenue Recognition.    Revenues from premium subscriptions and domain name registrations are recognized ratably over the term of the service period. We offer new premium subscription packages for a 14-day trial period during which the user can cancel the subscription at any time and receive a full refund. We classify such amounts collected from new subscriptions as customer deposits until the end of the 14-day trial period. After the 14-day trial period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly or annually. We do not offer trial periods for domain name registrations. Substantially all deferred revenues consist of amounts received from premium subscriptions and domain registration sales that are not yet recognized as revenues. For revenues from apps developed by third-party app developers, we account on a net basis by recognizing only the commission we retain from each sale. We do not reflect in our financial statements the portion of the gross amount billed to users with apps that we remit to third-party app developers. See "—Application of Critical Accounting Policies and Estimates—Revenue Recognition."

        We bill our premium subscriptions in advance through our users' credit or debit cards and a small amount through PayPal. We currently use third-party billing systems integrated into our website, and an internal billing system, both of which provide a portal for users to submit credit or debit card information for processing. Payment occurs after the credit card information entered for the transaction passes through the validation and verification process of our internal and third-party billing providers and processors.

Geographic Breakdown of Revenues

        The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
North America	67%	60%	54%
Europe	18	21	24
Latin America	6	10	11
Asia and Others	9	9	11

Total	100%	100%	100%

        We expect the percentage of revenues derived from outside of North America to increase over time as we continue to further penetrate internationally. Additional international adoption of our solutions and services is driven by our ability to offer our platform in local languages and offer local billing solutions. When penetrating new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities. We currently offer our platform in six languages—English, French, Spanish, Portuguese, Italian and Russian, and we have plans to add more languages. We have historically launched our platform in new markets without the need for local support staff.

Costs and Expenses

        Cost of Revenues.    Cost of revenues consists primarily of costs directly associated with the provision of services, namely, bandwidth and hosting costs for our platform, customer support software solutions and related call center costs along with domain name registration costs. Cost of revenues also consists of personnel and the related overhead costs, including share-based compensation. We expect cost of revenues to increase with the increase in the number of users but to slightly decrease as a percentage of revenues.

        Research and Development.    Research and development expenses consist primarily of personnel and the related overhead costs, including share-based compensation, related to our solutions and service development activities including new initiatives, quality assurance and other related development activities. We expect research and development costs and expenses to continue to increase on an absolute basis as we develop new solutions and add functionalities to our existing solutions and services and expand our mobile app offering.

        Selling and Marketing.    Our primary operating expense is selling and marketing. The significant majority of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements. We intend to continue expanding our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. Other selling and marketing expenses also consist primarily of personnel and the related overhead costs, including share-based compensation for personnel engaged in marketing, advertising and promotional activities. Our marketing expenses also include billing costs in connection with the processing fee of our collections. We expect our selling and marketing expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and increase our business and collections.

        General and Administrative.    General and administrative expenses primarily consist of personnel and overhead related costs, including share-based compensation, for our executive, finance, human resources and administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees and other corporate expenses. We expect our general and administrative expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and incur additional costs related to the growth of our business. We will also incur costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC and NASDAQ, and director and officer liability insurance.

        Financial Income (Expenses), Net.    Financial income (expenses), net consists primarily of costs related to derivative instruments we enter into for foreign exchange transactions to hedge a portion of our payments in NIS and revenue transactions denominated in euros and British pounds, as well as income and expenses related to the change in the fair value of such derivative instruments. In addition, financial income (expenses), net includes the fluctuation in value due to foreign exchange differences between our monetary assets and liabilities denominated in NIS. In addition, financial income (expenses), net for 2013 included interest expenses related to our revolving credit facility with Silicon Valley Bank.

        Other Expenses.    During 2011, we relocated to our current corporate headquarters in Tel Aviv. This relocation resulted in us incurring a capital loss due to the disposal of leasehold improvements and fixed assets. Therefore, we recorded a capital loss of $0.1 million in 2011 and a minimal amount in 2012 and 2013.

        Taxes on Income.    As of December 31, 2013, we had not yet generated taxable income in Israel. At the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $54.0 million. After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. Accordingly, if we generate taxable income in Israel during the benefit period, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which was 24% in 2011 and 25% in 2012 and 2013 and will be 26.5% in 2014 and thereafter. Our benefit period currently ends in 2020. Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate. For more information about the tax benefits available to us as a Beneficiary Enterprise, see "Item 10.E. Taxation."

Comparison of Period to Period Results of Operations

        The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(dollars in thousands)
Consolidated Statements of Operations:
Revenues	$24,600	100.0%	$43,676	100.0%	$80,473	100.0%
Cost of revenues	5,290	21.5	9,233	21.1	15,257	19.0

Gross profit	19,310	78.5	34,443	78.9	65,216	81.0

Operating expenses:
Research and development	14,746	59.9	16,782	38.4	29,660	36.9
Selling and marketing	21,586	87.8	29,057	66.6	53,776	66.8
General and administrative	5,338	21.7	3,565	8.2	8,307	10.3

Total operating expenses	41,670	169.4	49,404	113.2	91,743	114.0

Operating loss	(22,360)	(90.9)	(14,961)	(34.3)	(26,527)	(33.0)
Financial income (expenses), net	(41)	(0.2)	487	1.1	(603)	(0.7)
Other expenses	127	0.5	2	0.0	18	0.0

Loss before taxes on income	(22,528)	(91.6)	(14,476)	(33.2)	(27,148)	(33.7)
Taxes on income	212	0.8	496	1.1	1,572	2.0

Net loss	$(22,740)	(92.4)%	$(14,972)	(34.3)%	$(28,720)	(35.7)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

  Revenues

        Revenues increased by $36.8 million, or 84.2%, from $43.7 million in 2012 to $80.5 million in 2013. The substantial majority of this increase was driven by 68.2% growth in the number of premium subscriptions from 469,589 as of December 31, 2012 to 789,753 as of December 31, 2013. The number of premium subscriptions continued to be favorably impacted by the availability for the entire period of versions of our HTML5 product in languages other than English originally introduced in July 2012, as well as by the introduction of our eCommerce platform for HTML5 in August 2012. Premium subscriptions were also impacted favorably in 2013 by an increase in marketing expenses.

        Collections increased by $46.2 million, from $52.5 million in 2012 to $98.7 million in 2013. This increase was primarily due to an increase in premium subscriptions from 469,589 to 789,753 and an increased shift from monthly to annual subscription packages sold, as well as domain name registration to a lesser extent.

  Costs and Expenses

        Cost of Revenues.    Cost of revenues increased by $6.1 million, or 66.3%, from $9.2 million in 2012 to $15.3 million in 2013. This increase was primarily attributable to an increase of $2.7 million in payroll expenses, consisting of $2.3 million due to increased headcount from 114 to 152 and $0.4 million in share-based compensation expense. The increase was also due to an increase of $1.7 million in domain name costs, an increase of $1.5 million in bandwidth and hosting costs, and an increase of $0.2 million related to allocated overhead expenses and other costs due to expanded activities.

        Research and Development.    Research and development expenses increased by $12.9 million, or 76.8%, from $16.8 million in 2012 to $29.7 million in 2013. This increase was attributable to an increase of $10.7 million in payroll, subcontractors and consultant fees, consisting of $6.9 million due to increased headcount from 176 to 302 to support our development plans, $2.6 million in share-based compensation expense and $1.2 million in subcontractors and consultant fees. The increase was also due to an increase of $2.2 million related to allocated overhead expenses and other development costs due to expanded activities.

        Selling and Marketing.    Selling and marketing expenses increased by $24.7 million, or 84.9%, from $29.1 million in 2012 to $53.8 million in 2013. This increase was attributable to an increase of $20.0 million in user acquisition costs and other marketing activities from $22.2 million in 2012 to $42.2 million in 2013 due to the expansion of distribution channels for our products and services, especially via social networking platforms. It also resulted from an increase of $1.5 million in processing costs of our collections, an increase of $2.4 million in payroll expenses, consisting of $1.3 million due to increased headcount from 56 to 86 and $1.1 million in share-based compensation expense, and an increase of $0.8 million in related allocated overhead expenses.

        General and Administrative.    General and administrative expenses increased by $4.7 million, or 130.6%, from $3.6 million in 2012 to $8.3 million in 2013. This increase was primarily attributable to an increase of $3.1 million in payroll expenses, consisting of $1.1 million due to increased headcount from 19 to 44 and $2.0 million in share-based compensation expense. The increase was also due to an increase of $0.6 million in legal, audit and other consulting services costs primarily associated with our expanded operations and our preparation to become a public company, and an increase of $1.0 million related to allocated overhead expenses and other costs.

        Financial Income (Expenses), Net.    Financial income (expenses), net changed by $1.1 million from net financial income of $0.5 million in 2012 to net financial expenses of $0.6 million in 2013. Financial expenses in 2013 were $0.8 million and primarily related to $0.3 million in interest expenses and $0.3 million in share-based compensation expense related to warrants, both expenses were in connection with our revolving credit facility, the financial expense also included expenses due to hedging transactions activity of $0.1 million and other financial expenses of $0.1 million mainly due to foreign exchange differences. The financial expenses were offset by financial income of $0.2 million.

        Taxes on Income.    Taxes on income increased by $1.1 million from $0.5 million in 2012 to $1.6 million in 2013. Taxes on income for 2013 were comprised of $0.3 million in taxes related to the Israeli entity, $0.5 million in taxes in the United States and of $0.8 million in taxes in Brazil.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2012

  Revenues

        Revenues increased by $19.1 million, or 77.6%, from $24.6 million in 2011 to $43.7 million in 2012. The substantial majority of this increase in revenues was driven by 57.5% growth in the number of premium subscriptions from 298,143 as of December 31, 2011 to 469,589 as of December 31, 2012 with virtually no impact from changes in pricing. The number of premium subscriptions was favorably impacted by the introduction of our HTML5 platform in March 2012, the introduction of versions of our HTML5 platform in languages other than English in July 2012, and the introduction of our eCommerce platform for HTML5 in August 2012. Premium subscriptions were also impacted favorably in 2012 by an increase in marketing spending.

        Collections increased by $22.9 million, from $29.6 million in 2011 to $52.5 million in 2012. This increase was due to an increase in premium subscriptions and domain name registration sales.

  Costs and Expenses

        Cost of Revenues.    Cost of revenues increased by $3.9 million, or 73.6%, from $5.3 million in 2011 to $9.2 million in 2012. This increase was primarily attributable to an increase of $1.4 million in payroll expenses due to increased headcount from 73 to 114, an increase of $1.0 million in bandwidth and hosting costs, an increase of $0.9 million in domain name costs as we started to sell third-party domain names in May 2011, and an increase of $0.6 million related to allocated overhead expenses due to expanded activities.

        Research and Development.    Research and development expenses increased by $2.1 million, or 14.3%, from $14.7 million in 2011 to $16.8 million in 2012. This increase was attributable to an increase of $2.8 million in payroll subcontractors and consultants fees due to increased headcount from 126 to 176 to support our development plans, which was partly offset by a decrease of $1.4 million in share-based compensation costs, and an increase of $0.7 million related to allocated overhead expenses due to expanded activities.

        Selling and Marketing.    Selling and marketing expenses increased by $7.5 million, or 34.7%, from $21.6 million in 2011 to $29.1 million in 2012. This increase was attributable to an increase of $6.0 million in user acquisition costs and other marketing activities from $16.2 million in 2011 to $22.2 million in 2012 due to the expansion of distribution channels for our products and services. It also resulted from an increase of $0.8 million in payroll expenses due to increased headcount from 44 to 56, and an increase of $0.6 million in processing costs of our collections and an increase of $0.1 million in facilities costs.

        General and Administrative.    General and administrative expenses decreased by $1.7 million, or 32.1%, from $5.3 million in 2011 to $3.6 million in 2012. This decrease was primarily attributable to a decrease of $2.1 million in payroll expenses, which included a decrease of $2.3 million in share-based compensation expenses recorded in 2011 that was partly offset by an increase of $0.2 million in payroll fees. There was also an increase of $0.4 million in external services and other costs.

        Financial Income (Expenses), Net.    Financial income (expenses), net increased by $0.5 million from 2011 to 2012. Financial income in 2012 was primarily due to gains from hedging transactions entered into to mitigate foreign exchange fluctuations of the NIS against the U.S. dollar. This increase was partially offset by exchange rate differences.

        Taxes on Income.    Taxes on income increased by $0.3 million from $0.2 million in 2011 to $0.5 million in 2012. This increase was primarily attributable to an increase of $0.2 million in taxes in Brazil and increase of $0.1 million in taxes in Israel and the U.S.

Application of Critical Accounting Policies and Estimates

        Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this annual report. We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See "Item 3.D.Risk Factors" for a discussion of the possible risks which may affect these estimates.

        We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

  Revenue Recognition

        We derive most of our revenues from monthly and annual premium subscriptions. We derive a portion of our revenues from selling third-party domain registration. We also derive a portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any app to which our users subscribe.

        We recognize revenues in accordance with ASC No. 605-10-S99, (SEC Staff Accounting Bulletin No. 104, "Revenue Recognition"), when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

        Revenues related to services for websites and the purchase and registration of domain names are recognized ratably over the term of the service period. Revenues related to apps developed by third-party developers are recognized when earned. We account for such sales on a net basis by recognizing the commission we retain from each sale. The portion of the gross amount billed to users that is remitted by us to third-party app developers is not reflected in our consolidated statements of operations.

        We offer new premium subscription packages for a 14-day trial period during which the user can cancel the subscription at any time and receive a full refund. We consider such amounts collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. After the 14-day trial period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly or annually. We do not offer trial periods for domain name registrations. Deferred service revenues primarily include unearned amounts received from customers but not recognized as revenues.

        Although in general, we do not grant rights of refund, there are certain instances where such refunds occur. Since we collect most of our revenues through online credit card billing, a small portion of our users elect to chargeback due to disputes over the credit card statements and/or claims of false transaction, and accordingly ask for refunds. We maintain a provision for chargebacks and refunds in accordance with ASC No. 605, "Revenue Recognition," which we estimate based primarily on historical experience as well as management judgment and is recorded through a reduction of revenues.

        A portion of our revenue transactions include multiple elements within a single contract if it is determined that multiple units of accounting exist. Commencing January 1, 2011, we adopted Accounting Standards Update ("ASU") No. 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" ("ASU No. 2009-13"). ASU No. 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

        The primary types of transactions in which we engage for which ASU No. 2009-13 is applicable are agreements that include multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

  •
  services for websites;

  •
  purchase and registration of domain names; and

  •
  third-party apps.

        We consider the sale of each of the above stated elements in bundled agreement to be a separate unit of accounting for the arrangement and defer the relative sales price of the undelivered element to the period in which revenue is earned.

        Pursuant to the guidance under ASU No. 2009-13, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, it is required that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific services. TPE of selling price is established by evaluating largely interchangeable competitor services in stand-alone sales to similarly situated customers.

        Monthly and annual premium subscriptions and domain name registrations are sold separately. The selling price for monthly and annual premium subscriptions is based on VSOE. The selling price of domain name registrations was based on TPE in 2011 and VSOE in 2012 and 2013.

  Share-Based Compensation

        Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 "Compensation—Stock Based Compensation" ("ASC No. 718"), which requires us to measure the cost of options based on the fair value of the award on the grant date. The Company also applies ASC No. 718 and ASC No. 505-50 "Equity Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options issued to non-employees consultants.

        We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

        The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

  •
  Fair Value of our Ordinary Shares.  Prior to the completion of our IPO, due to the absence of an active market for our ordinary shares, the fair value of our ordinary shares for purposes of determining the ordinary share fair value for award grants was determined in good faith by our management and approved by our board of directors. In connection with preparing our financial statements for our IPO, our management considered the fair value of our ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants ("AICPA") Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid. The assumptions used in the valuations were based on future expectations combined with our judgment. In the absence of a public trading market, we exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the shares as of the date of each grant. Some but not all of these factors included financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. We also obtained independent third party valuations on a periodic basis.

    After November 6, 2013, the date our ordinary shares began trading on NASDAQ, the grant date fair value for share-based awards is based on the closing price of our ordinary shares on NASDAQ on the date of grant and fair value for all other purposes related to share-based awards is the closing price of our ordinary shares on NASDAQ on the relevant date.

  •
  Expected Term.  The expected option term represents the period of time that options granted are expected to be outstanding. For option awards which were at the money when granted (plain vanilla options), it is determined based on the simplified method in accordance with ASC No. 718-10-S99-1 SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For option awards which were in the money when granted, a binomial model was used to determine the expected term as an input to the Black-Scholes-Merton option pricing model

  •
  Volatility.  The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded.

  •
  Risk-free Rate.  The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

  •
  Dividend Yield.  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

  •
  Forfeiture Rate.  We estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, share-based compensation expense is adjusted accordingly.

        If any of the assumptions used in the Black-Scholes-Merton model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

        We account for options issued to non-employees in accordance with the guidance of ASC No. 505-50 for equity-based payments to non-employees. Share option awards to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. Our management believes that the fair value of share options is more reliably measured than the fair value of the services received. The fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered. The fair value of each non-employee share-based compensation award is re-measured each period until a commitment date is reached, which is generally the vesting date.

        We also award RSUs to certain of our non-employee board members. At the time of vesting these awards are settled in shares. Awards settled in shares are accounted for based on the fair market value at the time of grant while awards settled in cash are accounted for based on the fair market value at the time of vesting.

        The total non-cash share-based compensation expense we recognized in our consolidated statement of operations was $4.7 million, $1.0 million, and $7.1 million in the years ended December 31, 2011, 2012 and 2013, respectively.

  Derivatives and Hedging

        We account for derivatives and hedging based on ASC 815 "Derivatives and Hedging" ("ACS 815"), which requires us to recognize all derivatives on the balance sheet at their fair value.

        For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

  •
  Derivative instruments designated as hedging instruments.  For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments during the year, we had instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted salary expenses denominated in NIS. These option contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, based on third party valuations.

  •
  Derivative instruments not designated as hedging instruments.  In addition to the derivatives that are designated as hedges, we also enter into certain foreign exchange forward and option transactions to economically hedge a portion of our payments in NIS and certain revenue transactions in Euros and British pounds. Gains and losses related to such derivative instruments are recorded in financial income (expenses), net.

  Income Taxes

        As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

        Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. As of December 31, 2013, we had a net operating loss carryforward of approximately $55.4 million and had recorded a valuation allowance against most of our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future.

        U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during that period. Conversely, we should then record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

  B.    Liquidity and Capital Resources

        We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations. In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million.

        As of December 31, 2013, we had $101.3 million of cash and cash equivalents. In addition, we had $3.3 million as restricted deposits of which $1.4 million related to our currency hedging transactions and the remaining balance consisted of restricted bank deposits for our leases, credit card agreements and also deposits to secure our online merchant activity with one of our billing processors.

        A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability. Deferred revenues consist of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales. We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues together with our other sources of liquidity. As of December 31, 2013, we had a working capital of $58.4 million, which included $35.8 million of short-term deferred revenues recorded as a current liability, and we also had $1.4 million of long-term deferred revenues. These deferred revenues remains unrecognized generally for one to 12 months for premium subscriptions and one to 36 months for domain name registration sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

        We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months. In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

        We expect to spend approximately $4.3 million through December 31, 2014 for capital expenditures, primarily related to leasehold improvements as we expand our office space. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash, cash from operations and net proceeds from the IPO are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all.

  Cash Flows

        The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by (used in) operating activities	$(10,599)	$(3,608)	$4,243
Net cash provided by (used in) investing activities	(4,553)	683	(3,840)
Net cash provided by financing activities	21,025	61	94,213

  Cash Provided by (Used in) Operating Activities

        Net cash used in operating activities decreased from $10.6 million in 2011 to $3.6 million in 2012. In 2013, operating activities provided $4.2 million in cash. Our primary source of cash from operating activities has been cash collections from our premium subscriptions. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services. The decrease from 2011 to 2012, as well as the positive cash from operations generated in 2013, was due to the significant growth in collections from our premium subscriptions. We expect cash inflows from operating activities to be affected by increases in sales and the timing of collections. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

        For the year ended December 31, 2013, operating activities provided $4.2 million in cash. Despite generating positive cash flow, our operating cash needs resulted primarily from our net loss of $28.7 million, which included $9.0 million of non-cash charges related primarily to share-based compensation expenses, depreciation and tax benefits related to the exercise of share options. Our net loss (after adjusting for such non-cash items) was offset primarily by a net change of $23.9 million in our operating assets and liabilities, which was primarily the result of an increase of $18.7 million in deferred revenues due to an increase in collections from our premium subscriptions, an $8.0 million increase in payroll accruals and other liabilities primarily due to trade payables and others and a $0.1 million decrease in trade receivables. These increases were offset by a $2.9 million increase in prepaid expenses and other current and long term assets as a result of growth in our business.

        For the year ended December 31, 2012, operating activities used $3.6 million in cash, primarily as a result of a net loss of $15.0 million, offset by non-cash charges of $2.1 million as well as a net change of $9.3 million in our net operating assets and liabilities. Non-cash charges included share-based compensation expenses, depreciation, deferred income taxes, net and tax benefits related to the exercise of share options. The net change in our operating assets and liabilities was primarily the result of an increase of $8.8 million in deferred revenues due to an increase in collections from our premium subscriptions and a $2.4 million increase in payroll accruals and other liabilities primarily due to trade payables and others. These increases were offset by a $0.6 million increase in trade receivables due to an increase in sales and a $1.3 million increase in prepaid expenses and other current and long term assets as a result of growth in our business.

        For the year ended December 31, 2011, operating activities used $10.6 million in cash as a result of a net loss of $22.7 million, partially offset by non-cash charges of $5.4 million as well as a net change of $6.7 million in our net operating assets and liabilities. Non-cash charges included share-based compensation expenses, depreciation, tax benefits related to the exercise of share options, deferred income taxes, net and capital loss. The net change in our operating assets and liabilities was primarily the result of a $5.0 million increase in deferred revenues mainly due to an increase in sales of premium subscriptions, as well as a $2.9 million increase in accrued and other liabilities as a result of growing our business. These increases were partially offset by a $1.0 million increase in prepaid expenses and other assets as a result of growth in our business and a $0.2 million increase in trade receivables due to an increase in sales.

  Cash Provided by (Used in) Investing Activities

        Cash used in investing activities was $3.8 million in 2013, cash provided by investing activities was $0.7 million in 2012, and cash used in investing activities was $4.6 million in 2011. Investing activities have consisted primarily of investment and proceeds of restricted deposits and purchase of property and equipment.

  Cash Provided by Financing Activities

        Our financing activities have primarily consisted of proceeds from the issuance and sale of our securities and proceeds from the exercise of share options. In 2013 financing activities provided $94.2 million, which included $93.7 million of net IPO proceeds and $0.5 million from the proceeds from the exercise of share options. In July 2013, we utilized $5.0 million of our revolving credit facility, which we repaid in full following the completion of the IPO in November 2013. For the years ended December 31, 2011 and 2012, financing activities provided $21.0 million and $0.1 million in cash, respectively, primarily as a result of net proceeds from the issuance and sale of preferred shares and proceeds from the exercise of share options.

  C.    Research and Development, Patents and Licenses, etc.

        Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania and contractors, either directly or through a third-party service organization, engaged in research and development activities for us in Ukraine. Our research and development department is comprised of 302 employees and contractors. In 2013, research and development costs accounted for approximately 36.9% of our total revenues.

        We employ a strategy of seeking patent protection for some of our technologies. We have obtained a patent for certain of our technologies and have pending patent applications that were filed in various jurisdictions, including the United States. No patent application is material to the overall conduct of our business.

        For a description of our research and development policies, see "Item 4.A. Business Overview—Research and development."

  D.    Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

  E.    Off-Balance Sheet Arrangements

        We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

  F.    Contractual Obligations

        Our significant contractual obligations as of December 31, 2013 are summarized in the following table:

	Payments Due by Period(1)
	Total	2014	2015	2016	2017	Thereafter
	(in thousands)
Operating lease obligations(2)	$19,347	$4,180	$4,229	$2,382	$2,196	$6,360

(1)
Does not include short-term obligations that accrue monthly and are payable to third-party distributors and Internet search providers.

(2)
Consists of future lease payments for our rented office facilities located in Tel Aviv, Israel, New York, New York, San Francisco, California, and Vilnius, Lithuania, as well as future lease payments for leased motor vehicles, the leases for each of which will expire in 2016.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A.    Directors and Senior Management

        The following table sets forth the name, age and position of each of our executive officers and directors as of February 28, 2014:

Name	Age	Position
Executive Officers
Avishai Abrahami	42	Co-founder, Chief Executive Officer and Chairman of the Board
Giora Kaplan	43	Co-founder, Chief Technology Officer and Director
Lior Shemesh	44	Chief Financial Officer
Nir Zohar	36	President and Chief Operating Officer
Omer Shai	36	Chief Marketing Officer
Yaniv Even-Haim	39	Vice President of Research and Development
Directors
Betsy Atkins(1)(2)(3)(4)(5)	60	Director
Yuval Cohen(4)	51	Director
Michael Eisenberg(4)	42	Director
Adam Fisher(4)	38	Director
Ron Gutler(1)(2)(3)(4)(5)	56	Director
Jeff Horing(4)	49	Director
Roy Saar(1)(4)	43	Director
Mark Tluszcz(2)(4)	47	Director

(1)
Member of our audit committee

(2)
Member of our compensation committee

(3)
Member of our nominating and governance committee

(4)
Independent director under the rules of NASDAQ

(5)
External director under the Companies Law

Executive Officers

        Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our Board since November 2013. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company's sale in 1997. Mr. Abrahami served in the Israeli Defense Forces' elite computer intelligence unit from 1990 until 1992.

        Giora Kaplan is our Co-Founder, and has served as our Chief Technology Officer since March 2008, was our Co-Chief Executive Officer from 2006 to March 2008, and has served as one of our directors since 2006. From 2004 to 2006, he served as a technology and product management consultant to several start-up companies. Mr. Kaplan was the founder and Chief Executive Officer of Promotix Technologies Ltd., an Internet advertising and publishing company, from 1999 to 2001. He also co-founded and served as Chief Technology Officer or Optimedia Ltd., an electronic and online publishing company, from 1992 to 1999. Mr. Kaplan served in the Israeli Defense Forces' elite computer intelligence unit from 1988 until 1991.

        Lior Shemesh has served as our Chief Financial Officer since March 2013. From December 2010, to January 2013, he served as Chief Financial Officer at Alvarion Ltd., a provider of optimized wireless broadband solutions. From October 2008 to December 2010 he served as Alvarion's Vice President of Finance. From May 2003 to October 2008, Mr. Shemesh served as Vice President of Finance at Veraz Networks Inc., a provider of softswitch, media gateway and digital compression solutions. Prior to this, Mr. Shemesh served as Controller, and later as Associate Vice President of Finance of the Broadband division, for ECI Telecom Ltd., a network infrastructure provider. Mr. Shemesh holds a B.A. in Accounting and Economics, and an M.B.A. from Bar-Ilan University.

        Nir Zohar has served as our President since September 2013 and Chief Operating Officer since June 2008 and joined our company in May 2007. Prior to joining us, from August 2005 to April 2007, Mr. Zohar was the Budget and Production Manager of M.B. Contact Ltd., a private Israeli event production company. From 2001 until 2005, Mr. Zohar worked for The Jewish Agency and the Israeli Scouts. From 1995 until 2001, Mr. Zohar served as a Lieutenant Commander and Chief Engineer in the Israeli Navy.

        Omer Shai has served as our Chief Marketing Officer since September 2013 and previously as our Vice President of Marketing since May 2010. Mr. Shai is the co-founder of Hyperactive, a digital design company, which he led from June 2005 to February 2008. Prior to that, he worked as an online marketing consultant for several brands. From October 2000 to May 2003, Mr. Shai was the Marketing Director at Hackersoftware, a software company. Prior to that, he worked as an online marketing consultant for several brands. Mr. Shai holds a B.Sc. in Economics from The Academic College of Tel Aviv, Yaffo.

        Yaniv Even-Haim has served as our Vice President of Research and Development since September 2010. From August 2009 to September 2010, Mr. Even-Haim was the Vice President of Product at Pudding Media Inc., a mobile advertising solutions company. From September 2001 to August 2009, he was the Head of Research and Development at Comverse, Inc., a provider of communications software. From August 1998 to September 2001, Mr. Even-Haim was the Director of Research and Development at EverAd, Inc., a music and advertising company. Mr. Even-Haim holds a B.Sc. in Computers and an M.B.A. from Technion—Israel's Institute of Technology.

Directors

        Betsy Atkins has served as a member of our board of directors since October 2013 and serves as an external director under the Companies Law. From 2008 to 2009, Ms. Atkins served as Chief Executive Officer and Chairman of Clear Standards, Inc., which developed SaaS enterprise level software monitoring carbon emissions. Clear Standards, Inc., was sold to SAP AG in 2009. From 1991 through 2008 Ms. Atkins served as Chief Executive Officer of Baja Ventures, an independent venture capital firm focused on the technology, renewable energy and life sciences industry. Ms. Atkins currently serves on the board of directors of Polycom, Inc. where she is Chairman of the Compensation Committee, HD Supply Holdings, Inc., where she is a member of the Compensation Committee, and Schneider Electric, SA. Ms. Atkins previously served on the boards of directors of Chico's FAS, Inc. from 2004 to 2013; SunPower Corporation from 2005 to 2012; Reynolds American, Inc. from 2004 to 2010; and Towers Watson & Co. in 2010. Ms. Atkins holds a B.A. in English Literature and History from the University of Massachusetts at Amherst.

        Yuval Cohen has served as a member of our board of directors since August 2013. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $400 million that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as a director of several privately held portfolio companies of Fortissimo Capital and the chairman of the board of SodaStream International Ltd. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

        Michael Eisenberg has served as a member of our board of directors since March 2010. Mr. Eisenberg is a founder and a managing director of Aleph E.S. Management Company, an early stage venture fund. From 2005 to 2013, Mr. Eisenberg was a general partner at Benchmark Capital Partners, a technology-focused venture capital firm. From 1997 to 2005, Mr. Eisenberg was as a general partner at Israel Seed Partners, a technology-focused venture capital firm. Prior to that, Mr. Eisenberg co-founded Jerusalem Global Investment Banking, a merchant bank focusing on high-tech investments. Prior to that, he was a consultant at Marttila and Kiley, Inc., a political consulting firm. Mr. Eisenberg is currently a member of the board of directors of several private companies. Mr. Eisenberg received his B.A. in Political Science from Yeshiva University.

        Adam Fisher has served as a member of our board of directors since November 2007. Since March 2007, Mr. Fisher has served as a partner at Bessemer Venture Partners, a venture capital firm, and is the founder of the firm's investment practice in Herzliya, Israel. From 1998 to 2007, Mr. Fisher was a partner at Jerusalem Venture Partners, a venture capital firm based in Israel. Mr. Fisher is currently a member of the board of directors of several private Bessemer Venture Partners portfolio companies. Mr. Fisher holds a B.S. (with honors) in Foreign Service from Georgetown University.

        Ron Gutler has served as a member of our board of directors since August 2013 and serves as an external director under the Companies Law. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

        Jeff Horing has served as a member of our board of directors since March 2011. In 1995, Mr. Horing co-founded and became Managing Director of Insight Venture Partners, a private equity and venture capital firm. Mr. Horing is currently a member of the board of directors of several private companies. Previously, Mr. Horing held various positions at Warburg Pincus LLC, and at Goldman Sachs & Co. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania's Moore School of Engineering and the Wharton School, respectively. He also holds an M.B.A. from the M.I.T. Sloan School of Management.

        Roy Saar has served as a member of our board of directors since January 2007. Since 2011 Mr. Saar has been a consultant to Mangrove III Investment Fund, a European venture capital firm. In 1998, he co-founded Sphera Corporation, a virtual servers technology vendor for SaaS providers. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel. Mr. Saar is currently a member of the board of directors of several private companies. Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

        Mark Tluszcz has served as a member of the Company's board of directors since June 2010. Mr. Tluszcz is a Managing Partner and Co-Founder of Mangrove Capital Partners, a venture capital firm, since 2000. Since that date, he has served as a director on its board of directors. Mr. Tluszcz is currently a member of the board of directors of several private Mangrove Capital Partners portfolio companies. Previously, Mr. Tluszcz was a partner for Arthur Anderson LLP in their business consulting practice, and he also led their European venture capital fund.

  B.    Compensation

Compensation of Directors and Executive Officers

        We are not required to disclose individual compensation information regarding our directors and executive officers under Israeli law. The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation, for the year ended December 31, 2013, was approximately $4.1 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The share-based compensation granted to our directors and executive officers for the year ended December 31, 2013 related to (i) options to purchase 5,057,979 shares with exercise prices ranging from $0.003 to $16.50 and (ii) 122.668 RSUs. The expiration date of such options is ten years after their date of grant.

Employment and Consulting Agreements with Executive Officers

        We have entered into written employment or consulting agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide one to three months' notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors' Service Contracts

        Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

2007 Share Option Plan

        Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and October 27, 2011 (the "2007 plan"). The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants. As of December 31, 2013, options to purchase 10,297,900 ordinary shares were outstanding under the 2007 plan. The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

        Our board of directors or the compensation committee administers the 2007 plan and may amend the plan at any time, except that generally no amendment may impair the rights of an optionholder without his or her written consent, unless such amendment (i) is required to satisfy an existing law, regulation or accounting standard or (ii) is not reasonably likely to significantly diminish the benefits provided under the plan or that such diminishment has been adequately compensated. In all other cases, the approval of our shareholders is generally required for any amendment that would (i) decrease the minimum option exercise price requirements under the 2007 plan, or (ii) extend the duration of the 2007 plan or the period during which incentive share options may be exercised.

        Options granted under the 2007 plan generally vest and become exercisable over a period of four years with 25% of the shares subject to the option vesting on the first anniversary of the grant and the rest vesting monthly over the next three years, subject to continued employment or service by the optionholder. Options generally expire ten years from the grant date.

        Upon termination of employment or service for any reason, other than for cause or death or disability, the optionholder may exercise his or her vested options within 90 days of the date of termination. If we terminate an optionholder's employment or service for cause, all of the employee's options, whether vested or unvested, expire on the termination date. Upon termination of employment or service due to death or disability, the optionholder or his or her estate may exercise his or her vested options within twelve months from the date of death or disability. An option may not, however, be exercised after the option's expiration date. Subject to applicable law, if the optionholder's employment or services is terminated for fraud, breach of loyalty, theft or other malicious behavior against us, then he or she will be deemed to have offered to our other shareholders the right to purchase all of the shares issued pursuant to his or her option at the exercise price paid by him or her for such shares pro rata to their respective holdings of our issued and outstanding shares.

        Options are non-transferable except in the event of an optionholder's death.

        If we are party to a merger or consolidation, outstanding options and shares acquired under the 2007 plan will be subject to the agreement of merger or consolidation, which will provide for one or more of the following: (i) the continuation of such options by us, (ii) the assumption of such options by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of new options, (iv) the cancellation of the such options in exchange for payment equaling the market value of the shares subject to the option less the exercise price, or (v) full exercisability of the option and full vesting of the shares subject to the option.

2013 Incentive Compensation Plan

        We adopted our 2013 Incentive Compensation Plan, or the 2013 plan, which went into effect on October 15, 2013. The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company's and our subsidiaries' respective directors, employees, officers, consultants, advisors and to any other person whose services are considered valuable to us or any of our affiliates. As of

December 31, 2013, options to purchase 689,282 of our ordinary shares and 122,688 RSUs were outstanding under the 2013 plan.

        In 2013, under the 2007 plan and the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 5,978,099 of our ordinary shares at a weighted average exercise price of $4.44 per share and 122,668 RSUs.

        As of December 31, 2013, the number of shares that we may issue under the 2013 plan is 1,025,508 ordinary shares, which automatically increases annually on January 1, commencing January 1, 2014, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 7,500,000 shares. Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or regrant, respectively, under the 2013 plan. The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital. On January 1, 2014, the number of ordinary shares reserved for the 2013 plan increased by 1,874,660. The total number of ordinary shares reserved under the 2013 plan as of February 28, 2014 was 2,747,408.

        The 2013 plan is administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the 2013 plan, including determining the grantees of awards and the terms of the grant, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary for the administration of the 2013 plan.

        A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option award agreement and the 2013 plan. Subject to those rights which are reserved to the board of directors or which require shareholder approval, the exercise price of each option granted under the 2013 plan is determined by our compensation committee. The exercise price of any share options granted under the 2013 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, such as a cashless broker-assisted exercise that complies with law.

        Options granted under the 2013 plan will generally vest over four years commencing on the date of grant such that 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options, other than certain incentive share options, that are not exercised within ten years from the grant date expire, unless otherwise determined by our board of directors or the compensation committee, as applicable. In the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death. If we terminate a grantee's employment or service for cause, all of the grantee's vested and unvested options will expire on the date of termination. If a grantee's employment or service is terminated for any other reason, including retirement, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

        Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the compensation committee. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. RSUs are denominated in units ordinary shares, except that no shares are actually issued to the participant on the grant date. When a RSU award vests, the participant is entitled to receive ordinary shares, a cash payment based on the value of ordinary shares or a combination of shares and cash.

        Share options granted to Israeli employees under the 2013 plan may be granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance. Any options granted pursuant to such provision will be issued to a trustee and be held by the trustee for at least two years from the date of grant of the options. Any share options granted under the 2013 plan to participants in the United States will be either "incentive stock options," which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as "nonqualified stock options"), as determined by our compensation committee and stated in the option agreement.

        If we undergo a change of control, as defined in the 2013 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, then without the consent of the option holder, our board of directors or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation or (ii) if the successor corporation refuses to assume or substitute the award as described in the 2013 plan (a) the grantee's awards shall accelerate in full and such grantee may exercise the award as to all or part of the shares or (b) cancel the options against payment in cash, securities or other property in the same amount as was received by the holders of our shares in such change of control transaction.

        Subject to particular limitations specified in the 2013 plan and under applicable law, our board of directors may amend or terminate the 2013 plan, and the compensation committee may amend awards outstanding under the 2013 plan. The 2013 plan will continue in effect until all ordinary shares available under the 2013 plan are delivered and all restrictions on those shares have lapsed, unless the 2013 plan is terminated earlier by our board of directors. No awards may be granted under the 2013 plan on or after the tenth anniversary of the date of adoption of the plan.

        The following table provides information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of February 28, 2014:

Name	Number of Options	Grant Date	Exercise Price	Vested Options as of February 28, 2014	Expiration Date
Avishai Abrahami	816,510	12/31/2010	$0.33	808,002	12/31/2020
Co-Founder, Chief Executive Officer and Chairman of the Board	612,384	7/28/2013	$0.003	59,535	7/28/2023
Giora Kaplan	680,424	12/31/2010	$0.33	673,335	12/31/2020
Co-founder, Chief Technology Officer and Director	510,318	7/11/2013	$0.003	49,614	7/11/2023

Employee Stock Purchase Plan

        We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receives on each pay day during the offering period. To date, we have not granted employees the right to make purchases under the plan. The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares. On January 1, 2014, the number of ordinary shares reserved for the ESPP increased by 374,932. The total ordinary shares reserved under the ESPP as of February 28, 2014 was 678,364.

        The ESPP is administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP. To the extent that we grant employees the right to make purchases under the ESPP, on the first day of each offering period, each participating employee will be granted an option to purchase on the exercise date of such offering period up to a number of the company's ordinary shares determined by dividing (1) the employee's payroll deductions accumulated prior to such exercise date and retained in the employee's account as of the exercise date by (2) the applicable purchase price, subject to certain limitations that may be applied to employees in different jurisdictions to address applicable law. The applicable purchase price is based on a discount percentage of up to 15%, which percentage may be decreased by the board or the compensation committee, multiplied by the lesser of (1) the fair market value of an ordinary share on the exercise date, or (2) the fair market value of an ordinary share on the offering date.

  C.    Board Practices

Board of Directors

        Under the Companies Law and our articles of association, our business and affairs are managed under the direction of board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a "general manager" under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of a consulting agreement that we have entered into with him and his wholly-owned Israeli consulting company. All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

        We comply with the rules of NASDAQ requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Avishai Abrahami and Giora Kaplan, are independent under such rules. In addition, pursuant to the requirements of Israeli law, Betsy Atkins and Ron Gutler, serve as external directors. The definition of independent director under NASDAQ rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules. The definition of external director is a rule-based determination while the definition of independent director also requires the board to consider any factor which would impair the ability of a director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of Israeli law and independent directors pursuant to the staggered board provisions of our articles of association. However, external directors must be elected by a special majority of shareholders while an independent director is elected by an ordinary majority. See "—External Directors" for a description of the requirements under the Companies Law for a director to serve as an external director.

        Each director, other than external directors, is appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual meeting of our shareholders.

        Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see "—External Directors") are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2014 and after, each year the term of office of only one class of directors will expire. Our directors are divided among the three classes as follows:

  •
  the Class I directors are Jeff Horing, Adam Fisher and Michael Eisenberg, and their terms expire at the annual general meeting of shareholders to be held in 2014;

  •
  the Class II directors are Yuval Cohen and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2015; and

  •
  the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2016.

        The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until such director's successor is elected at a meeting of our shareholders or until the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

        Under our articles of association, the approval of the holders of at least 66 2/3% of the shares entitled to vote at a general meeting and voting in person or by proxy at the meeting is generally required to remove any of our directors from office. In addition, vacancies on our board of directors, other than vacancies created by an external director, may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the annual meeting of our shareholders for the year in which his or her term expires and after his or her successor is duly elected and qualified.

        External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under limited circumstances set forth in the Companies Law. See "—External Directors."

        Other than our Co-founder, Chief Executive Officer and Chairman of the Board, Avishai Abrahami, and our Co-founder and Vice President of Client Development, Nadav Abrahami, who are brothers, there are no family relationships among any of our directors or executive officers.

Chairman of the Board

        Our articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer (referred to as a "general manager" under the Companies Law) or a relative of the Chief Executive may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

  •
  such majority includes at least two-thirds of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or

  •
  the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

        On February 6, 2014, our shareholders approved the appointment of our Chief Executive Officer to also serve as the chairman of the board. This dual office term shall be limited to three years, which can be extended for additional three-year terms, subject to shareholder approval.

        In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

External Directors

        Under the Companies Law, companies organized under the laws of the State of Israel that are "public companies," including companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. Appointment of external directors must be made by a general meeting of our shareholders. We held a shareholders meeting on February 6, 2014, which approved the appointment of two external directors: Betsy Atkins and Ron Gutler.

        The Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

  •
  such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or

  •
  the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed 2% of the aggregate voting rights in the company.

        After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional terms of three years each under one of two alternatives. Under the first alternative, the external director may be nominated by the board of directors, and such external director's reelection is approved by the same majority of shareholders who was required to elect such external director in such director's initial election. Under the second alternative, subject to certain terms prescribed by the Companies Law, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders who are non-controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2% of the total voting power in the company.

        The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including NASDAQ, may be extended indefinitely in increments of additional three-year terms, provided that, prior to each nomination for reelection, the audit committee and the board of directors of the company confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company (and provided that the reasons for such confirmation are presented to the shareholders at the general meeting at which such reelection is being sought) and the external director is reelected in accordance with the appropriate approval method described above.

        External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders' meeting as soon as practicable to appoint a replacement external director.

        Each committee of the board of directors that exercises powers of the board of directors must include at least one external director, except that the audit and compensation committees must include all external directors then serving on the board of directors and an external director must serve as the chair of each of the audit and compensation committees. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exceptions set forth in the regulations).

        The Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to whom that person is subordinate (whether directly or indirectly), or any entity under that person's control, had any affiliation or business relationship with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

        The term affiliation for this purpose includes (subject to certain exceptions):

  •
  an employment relationship;

  •
  a business or professional relationship maintained on a regular basis;

  •
  control; and

  •
  service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

        The Companies Law defines the term "office holder" of a company to include a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person's title, a director or a manager directly subordinate to the general manager.

        The following additional qualifications apply to an external director:

  •
  a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

  •
  if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she (or his or her relative, partner, employer or any entity under his or her control) has, as of the date of the person's election to serve as an external director, any affiliation with the then chairman of the board of directors, Chief Executive Officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company;

  •
  a person may not serve as an external director if he or she (or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control) has business or professional relations with anyone with whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than immaterial relations); and

  •
  a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than the amounts or benefits prescribed under the regulations promulgated under the Companies Law, indemnification, the company's undertaking to indemnify such person and insurance coverage.

        Furthermore, no person may serve as an external director if that person's professional or other activities create, or may create, a conflict of interest with that person's responsibilities as a director or otherwise interfere with that person's ability to serve as an external director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Following the termination of an external director's membership on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder's control, including serving as an executive officer or director of the company or a company controlled by its controlling shareholder and cannot be employed by or provide professional services to the company for pay, either directly or indirectly, including through a corporation controlled by that former external director, for a period of two years (the prohibition also applies to relatives of the former external director who are not his or her spouse or children, but only for a period of one year).

        If at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

        Pursuant to the regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise as defined in those regulations. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members who are required to possess accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that at least one of our directors must possess accounting and financial expertise. In this regard, our board of directors has determined that our director, Ron Gutler possesses "accounting and financial" expertise as such term is defined under the Companies Law.

Audit Committee

        Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (with one of the external directors serving as the chair of the committee), and a majority of its members must be unaffiliated directors, as defined in the Companies Law. An unaffiliated director is an external director or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), whom the audit committee has confirmed to meet the external director qualifications, and who has not served as a director of the company for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including NASDAQ, a director who qualifies as an independent director for the purposes of such director's membership in the audit committee in accordance with the rules of such stock exchange is also deemed to be an unaffiliated director under the Companies Law. Such person must meet the non-affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchange may continue to be considered an unaffiliated director for unlimited additional periods of three years each, provided the audit committee and the board of directors of the company confirm that, in light of the director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.

        The audit committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, as each term is defined in the Companies Law. In addition, the audit committee may not include any director employed by the company's controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company's controlling shareholder or a company controlled by such controlling shareholder, on a regular basis, or a director whose main livelihood is from the controlling shareholder. The chairman of the audit committee is required to be an external director.

        Our board of directors has determined that the composition of the audit committee is in compliance with the requirements of the Companies Law.

  Listing Requirements

        Under NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

        Our audit committee consists of Ron Gutler, Betsy Atkins and Roy Saar. Ron Gutler serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules. Our board of directors has determined that Ron Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

        Each of Ron Gutler and Betsy Atkins is "independent" as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which is different from the general test for independence of board and committee members. Our board of directors has determined that Roy Saar is not independent for the purposes of audit committee membership because he is affiliated with our significant shareholder, Mangrove Capital Partners. Accordingly, consistent with NASDAQ corporate governance rules, a different director that satisfies the audit committee independent requirements will join the audit committee within one year of our listing on NASDAQ.

  Audit Committee Role

        Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and NASDAQ corporate governance rules, which include:

  •
  retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

  •
  pre-approval of audit and non-audit services to be provided by the independent auditors;

  •
  reviewing with management and our independent director our annual financial reports prior to their submission to the SEC; and

  •
  approval of certain transactions with office holders and controlling shareholders, as described below, and other related-party transactions.

        Additionally, under the Companies Law, an audit committee is required, among other things, to identify deficiencies in the administration of the company (including by consulting with the internal auditor), and recommend remedial actions with respect to such deficiencies, is responsible for reviewing and approving certain related party transactions, including determining whether or not such transactions are extraordinary transactions, and is required to adopt procedures with respect to processing employee complaints in connection with deficiencies in the administration of the company, and the appropriate means of protection afforded to such employees. In addition, the audit committee is responsible to oversee the internal control procedures of the company. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See "—Approval of Related Party Transactions under Israeli Law." However, the audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be unaffiliated directors and at least one of whom must be an external director.

Compensation Committee

  Companies Law Requirements

        Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which must be comprised of at least three directors, including all of the external directors. The additional members of the compensation committee must be directors that receive compensation subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. An external director shall serve as the chair of the compensation committee.

        Under the Companies Law, the external directors shall constitute a majority of the compensation committee. However, subject to certain exceptions, Israeli companies that are traded on stock exchanges such as NASDAQ, and who do not have a shareholder holding 25% or more of the company's share capital, do not have to meet this requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company is traded.

        The compensation committee's duties include recommending compensation policies to the board of directors, overseeing compensation policy implementation, and ratifying the compensation of executive officers.

  Compensation Policy under the Companies Law

        Under the Companies Law and within nine months following our listing on NASDAQ, we must adopt a policy for directors and executive officers, which we refer to in this section as "office holders," compensation. In adopting this compensation policy, the compensation committee shall take into account factors such as the office holder's education, experience, past compensation arrangements with the company, and the proportional difference between the person's compensation and the average compensation of the company's employees.

        The compensation policy must be approved at least once every three years at the company's general meeting of shareholders, following approval of the compensation committee and the board, and is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

  •
  such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or

  •
  the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the approval of the compensation policy does not exceed 2% of the aggregate voting rights in the company.

        Our board of directors may approve the compensation policy even if the such policy was not approved by our shareholders, provided that the compensation committee and the board resolved, based on detailed consideration and after reconsidering the compensation policy, that approval of the policy, is in the best interest of the company, despite the fact that it was not approved by the shareholders' meeting.

        The compensation policy shall serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objectives, the company's business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company's risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

  •
  the knowledge, skills, expertise and accomplishments of the relevant director or executive;

  •
  the director's or executive's roles and responsibilities and prior compensation agreements with him or her;

  •
  the relationship between the cost of the compensation terms offered to the relevant director or executive and the average compensation cost of the other employees of the company, including those employed through manpower companies;

  •
  the impact of disparities in salary upon work relationships in the company;

  •
  the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

  •
  as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company's performance during that period of service, the person's contribution towards the company's achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

        The compensation policy must also include the following principles:

  •
  the link between variable compensation and long-term performance and measurable criteria;

  •
  the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

  •
  the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company's financial statements;

  •
  the minimum holding or vesting period for variable, equity-based compensation while referring to appropriate a long-term perspective based incentives; and

  •
  maximum limits for severance compensation.

        The compensation committee is responsible for (a) recommending the compensation policy to the company's board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the approval of the terms of engagement of office holders, including:

  •
  recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

  •
  recommending to the board of directors periodic updates to the compensation policy;

  •
  assessing implementation of the compensation policy; and

  •
  determining whether the compensation terms of a proposed new Chief Executive Officer of the company need not be brought to approval of the shareholders.

  Compensation Committee Role

        Our compensation committee consists of Betsy Atkins, Ron Gutler and Mark Tluszcz. Betsy Atkins serves as the Chair of the compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with NASDAQ rules and the Companies Law, which include:

  •
  reviewing and recommending overall compensation policies with respect to our Chief Executive Officer and other executive officers;

  •
  reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers including evaluating their performance in light of such goals and objectives;

  •
  reviewing and approving the granting of options and other incentive awards; and

  •
  reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

        Our nominating and governance committee consists of Ron Gutler and Betsy Atkins. Ron Gutler serves as the Chairman of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities which include:

  •
  overseeing and assisting our board in reviewing and recommending nominees for election as directors;

  •
  assessing the performance of the members of our board; and

  •
  establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Compensation of Directors

        Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under "—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions."

        The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

        External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law.

        For additional information, see "—Compensation of Officers and Directors."

Internal Auditor

        Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and appointed by the board of directors. An internal auditor may not be:

  •
  a person (or a relative of a person) who holds more than 5% of the company's outstanding shares or voting rights;

  •
  a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

  •
  an office holder or director of the company or a relative of such person; or

  •
  a member of the company's independent accounting firm, or anyone on its behalf.

        The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor's work plan. Deloitte Brightman Almagor serves as our internal auditor.

        Our internal auditor also fulfills the internal audit function required by NASDAQ corporate governance rules and provides management and the audit committee with ongoing assessments of our risk management processes and system of internal control.

Approval of Related Party Transactions Under Israeli Law

  Fiduciary Duties of Directors and Executive Officers

        The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person's title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under "Item 6.A.Directors, Senior Management and Employees" is an office holder under the Companies Law.

        An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

        The duty of care includes a duty to use reasonable means to obtain:

  •
  information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

  •
  all other important information pertaining to these actions.

        The duty of loyalty includes a duty to:

  •
  refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

  •
  refrain from any activity that is competitive with the business of the company;

  •
  refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

  •
  disclose to the company any information or documents relating to the company's affairs which the office holder received as a result of his or her position as an office holder.

  Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

        The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one's ownership of shares in the company.

        If it is determined that an office holder has a personal interest in a non-extraordinary transaction, approval by the board of directors is required for the transaction, unless the company's articles of association provide for a different method of approval. Any transaction that is not in the best interest of the company may not be approved by the board of directors.

        Our articles of association provide that for non-extraordinary interested party transactions, the board of directors may delegate its approval, or may provide a general approval to certain types of non-extraordinary interested party transactions.

        Approval first by the company's audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities.

        A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

        Pursuant to the Companies Law, compensation arrangements such as insurance, indemnification or exculpation arrangements with office holders who are not the Chief Executive Officer or a director require compensation committee approval and subsequent approval by the board of directors. Compensation arrangements shall be in accordance with the executive compensation policy of the company. In special circumstances, the compensation committee and the board of directors may approve compensation arrangements that are not in compliance with the compensation policy of the company, subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed two percent of the company's aggregate voting rights ("Special Majority Vote for Compensation"). In the event that the Special Majority Vote for Compensation is not obtained, the compensation committee and the board of directors may reconsider the compensation arrangement and approve it, after a detailed review.

        Pursuant to the Companies Law, compensation arrangements with the Chief Executive Officer require compensation committee approval, approval by the board of directors and Special Majority for Compensation approval at the shareholders' meeting. Compensation arrangements with the Chief Executive Officer shall be in accordance with the compensation policy of the company. In the event that Special Majority Vote for Compensation is not obtained, then the compensation committee and the board of directors may reconsider the compensation arrangement and approve it after a detailed review. Notwithstanding the above, the compensation committee is authorized to refrain from submitting a proposed compensation arrangement with a Chief Executive Officer candidate for shareholder approval, if (a) doing so would jeopardize the company's engagement of the candidate; and if (b) the proposed arrangement complies with the company's compensation policy.

        With respect to amending an existing compensation arrangement, only the approval of the compensation committee is required, provided the committee determines that the amendment is not material in relation to the existing compensation arrangement. With respect to amending an existing related-party transaction, only the approval of the audit committee is required, provided the committee determines that the amendment is not material in relation to the existing arrangement.

        Compensation arrangements with directors who are not controlling shareholders, including compensation arrangements with directors in their capacities as executive officers, (unless exempted under the applicable regulations), require the approval of the compensation committee, the board of directors and the company's shareholders, in that order.

  Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

        Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

        An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation arrangement of a controlling shareholder who is an office holder or his relative, require the approval of a company's audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

  •
  at least a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or

  •
  the voting rights held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, and who vote against the transaction, do not exceed 2% of the voting rights in the company.

        To the extent that any such transaction with a controlling shareholder or his relative is for a period extending beyond three years, shareholder approval is required once every three years, unless, in respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable under the circumstances.

        Pursuant to regulations adopted under the Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholders' approval if the audit committee and the board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

  Shareholder Duties

        Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

  •
  an amendment to the company's articles of association;

  •
  an increase of the company's authorized share capital;

  •
  a merger; or

  •
  interested party transactions that require shareholder approval.

        In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

        Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company's articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

        Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

        An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

  •
  financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

        An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company's articles of association:

  •
  a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  •
  a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

  •
  a financial liability imposed on the office holder in favor of a third party;

  •
  a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

        An Israeli company may not indemnify or insure an office holder against any of the following:

  •
  a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  •
  a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

  •
  an act or omission committed with intent to derive illegal personal benefit; or

  •
  a fine or forfeit levied against the office holder.

        Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors and our Chief Executive Officer, also by shareholders.

        Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors' and officers' liability insurance policy.

        We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

        The maximum indemnification amount set forth in such agreements is limited to an amount the higher of (x) 50% of our net assets based on our most recently published financial statements prior to the time that notice of indemnification is provided to us; or (y) $30 million; provided, however, that in relation to indemnification claimed in connection with a public offering of our securities, the amount, if higher, shall be equal to the aggregate proceeds raised by us and/or selling shareholders. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

  D.    Employees

        As of December 31, 2013, we had 548 employees, 467 of whom were based in Israel, 75 of whom were based in the United States, five of whom were based in the Lithuania and one of whom is based in Brazil. Of our employees, 95 work full-time and 57 work part-time. As of December 31, 2013, we also engaged the services of 36 contractors in Ukraine either directly or through a third-party service organization. The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
Department	2011	2012	2013
General and administration	18	19	44
Marketing	44	56	86
Research and development	126	176	302
Support and call center	73	114	152

Total	261	366	584

        In regards to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

        None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Industry, Trade and Labor apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights.

        We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

  E.    Share Ownership

        For information regarding the share ownership of our directors and executive officers, please refer to "Item 6.B. Compensation—Option plans" and "Item 7.A. Major Shareholders."

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A.    Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2014 by:

  •
  each person or entity known by us to own beneficially more than 5% of our outstanding shares;

  •
  each of our directors and executive officers individually; and

  •
  all of our executive officers and directors as a group.

        The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 37,515,998 ordinary shares outstanding as of February 28, 2014. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2014 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of February 28, 2014 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        As of February 28, 2014, we had 66 holders of record of our ordinary shares in the United States including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 26,647,764 of our outstanding ordinary shares, or 71.1% of our outstanding ordinary shares as of December 31, 2013. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

        All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See "Item10.Additional Information—Articles of Association." None of our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder's address is Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671 Israel.

        A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under "Item 7.B.Major Shareholders and Related Party Transactions—Related Party Transactions."

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Avishai Abrahami(1)	1,487,199	3.9%
Giora Kaplan(2)	1,269,113	3.3%
Lior Shemesh(3)	46,650	*
Nir Zohar(4)	239,685	*
Omer Shai(5)	177,576	*
Yaniv Even-Haim(6)	143,016	*
Betsy Atkins(7)	39,503	*
Yuval Cohen(8)	13,797	*
Michael Eisenberg(9)	9,200	*
Adam Fisher	—	—
Ron Gutler(10)	13,797	*
Jeff Horing(11)	3,730,855	9.9%
Roy Saar(12)	331,558	*
Mark Tluszcz(13)	8,243,190	22.0%
All executive officers and directors as a group (14 persons)	15,754,339	39.4%
Principal Shareholders
Entities affiliated with Mangrove Capital Partners(14)	8,243,190	21.9%
Entities affiliated with Bessemer Venture Partners(15)	7,935,978	21.2%
Benchmark Capital Partners(16)	4,012,329	10.7%
Entities affiliate with Insight Venture Partners(17)	3,730,855	9.9%
T. Rowe Price Associates, Inc.(18)	1,994,900	5.3%

*
Less than 1%.

(1)
Shares beneficially owned consist of 594,141 shares and outstanding options to purchase 893,058 shares that are exercisable within 60 days of February 28, 2014.

(2)
Shares beneficially owned consist of 524,900 shares and outstanding options to purchase 744,213 shares that are exercisable within 60 days of February 28, 2014.

(3)
Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2014.

(4)
Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2014.

(5)
Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2014.

(6)
Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2014.

(7)
Shares beneficially owned consist of (i) 30,303 shares that are exercisable within 60 days of February 28, 2014, (ii) 5,111 RSUs that vest within 60 days of February 28, 2014 and (iii) outstanding options to purchase 4,089 shares.

(8)
Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2014.

(9)
Shares beneficially owned consist of 5,111 RSUs and options to purchase 4,089 shares. The RSUs vest and the options become exercisable within 60 days of February 28, 2014.

(10)
Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2014.

(11)
Shares beneficially owned consist of (i) 5,111 RSUs that vest within 60 days of February 28, 2014, (ii) options to purchase 4,089 shares that are exercisable within 60 days of February 28, 2014 and (iii) 3,721,655 shares beneficially owned by the Insight VII Funds and over which Mr. Horing may be deemed to share voting and dispositive power. See note (17) below.

(12)
Shares beneficially owned consist of 193,375 shares and options to purchase 138,183 shares that are exercisable within 60 days of February 28, 2014.

(13)
Shares beneficially owned consist of options to purchase 9,200 shares that are exercisable within 60 days of February 28, 2014 and 8,233,990 shares beneficially owned by entities affiliated with Mangrove and over which Mr. Tluszcz may be deemed to share voting and dispositive power. See note (14) below.

(14)
Consists of 8,110,689 shares held by Mangrove II Investments Sarl, 9,200 options to purchase shares held by Mangrove II Investments Sarl and 123,301 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Gerard Lopez and Hans-Jürgen Schmitz. Mangrove Capital Partners' address is 31 Boulevard Joseph II, L-1840, Luxembourg.

(15)
Shares beneficially owned consist of 6,824,944 shares held by Bessemer Venture Partners VII L.P. and 1,111,034 shares held by Bessemer Venture Partners VII Institutional L.P. (together, the "BVP Funds"). Deer VII & Co. L.P. is the general partner of the BVP Funds. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. Investment and voting decisions with respect to the shares held by the BVP Funds are made by the directors acting as a committee and as such the directors may be deemed to be beneficial owners of the shares held by the BVP Funds. The address for the BVP Funds entities is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538. Bessemer Venture Partners' address is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(16)
Shares beneficially owned consist of 4,012,329 shares held by Benchmark Capital Partners VI, L.P. ("BCP VI"). Benchmark Capital Management Co. VI, L.L.C. ("BCMC VI") is the general partner of BCP VI. BCMC VI's managing members are Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky and Steven M. Spurlock. These individuals may be deemed to have shared voting and investment power over the shares held by BCP VI. Our director, Michael Eisenberg, does not hold voting or dispositive power with respect to, and is therefore not a beneficial owner of, the shares held by BCP VI. The address for Benchmark Capital Partners BCP VI and BCMC VI is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(17)
Consists of RSUs and options referenced in note (12) above, 2,437,832 shares held by Insight Venture Partners VII L.P., 1,073,192 shares held by Insight Venture Partners (Cayman) VII L.P., 154,203 shares held by Insight Venture Partners VII (Delaware) L.P. and 56,428 shares held by Insight Venture Partners VII (Co-Investors) L.P (collectively, the "Insight VII Funds"). Insight Holdings Group, LLC ("Holdings") is the sole shareholder of Insight Venture Associates VII, Ltd. ("IVA Ltd"). IVA Ltd is the general partner of Insight Venture Associates VII, L.P. ("IVP LP"), which is the general partner of the Insight VII Funds. Each of Jeffrey Horing, Deven Parekh and Peter Sobiloff is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh and Sobiloff are members of the board of managers of Holdings, Holdings is the sole shareholder of IVA Ltd and IVA LP is the general partner of the Insight VII Funds, Messrs. Horing, Parekh and Sobiloff have voting and dispositive power over the shares described above. The foregoing is not an admission by Holdings, IVA Ltd, IVA LP or any of the foregoing individuals that it or he is the beneficial owner of the shares held by the Insight VII Funds. The address of the Insight VII Funds is c/o Insight Venture Partners, 680 Fifth Avenue, 8th Floor, New York, New York 10019.

(18)
This information is based upon a Schedule 13G filed by T. Rowe Price Associates, Inc. ("T. Rowe Price") with the SEC on February 12, 2014. Shares beneficially owned consist of 1,994,900 shares held by T. Rowe Price, a company incorporated and organized under the laws of the state of Maryland, United States. T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

  B.    Related Party Transactions

        Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

  Financing Transactions

        Original Rounds of Financing. Since our founding, we have raised capital through multiple rounds of financing. Between 2007 and 2009, we raised capital through sales of our ordinary shares, Series A, B, B-1 and C preferred shares, and convertible notes. We do not have any convertible notes outstanding today.

        Series D Financing. In 2010, we sold Series D preferred shares convertible into 3,818,820 ordinary shares at a price per underlying ordinary share of approximately $2.66 for an aggregate purchase price of approximately $10.2 million. Each Series D preferred share converted into one ordinary share upon the closing of the IPO. The following table sets forth the number of ordinary shares resulting from conversion upon the closing of the IPO of the Series D preferred shares purchased by entities that, as of the date of conversion, beneficially owned more than 5% of our ordinary shares:

	Aggregate Purchase Price	Number of Ordinary Shares Resulting from the Conversion of Series D Preferred Shares
	(in thousands)
Benchmark Capital Partners	$7,009	2,631,843
Entities affiliated with Bessemer Venture Partners	$1,580	593,487
Entities affiliated with Mangrove Capital Partners	$1,580	593,490

        In connection with the Series D Financing, our founders, Avishai Abrahami, Giora Kaplan and Nadav Abrahami sold to existing shareholders 1,126,995 ordinary shares for an aggregate price of $3.0 million representing a price per share of approximately $2.66. Our board of directors approved this transfer pursuant to the requirements of the shareholders' agreement in effect at the time.

        Series E Financing. In 2011, we sold Series E preferred shares convertible into 3,075,681 ordinary shares at a purchase price per underlying ordinary share of approximately $6.83 in consideration for an aggregate purchase price of $21.0 million. Each Series E preferred share converted into one ordinary share upon the closing of the IPO. The following table sets forth the number of ordinary shares resulting from conversion at the closing of the IPO of the Series E preferred shares purchased by entities that, as of the date of conversion, beneficially owned more than 5% of our outstanding ordinary shares:

	Aggregate Purchase Price	Number of Ordinary Shares Resulting from the Conversion of Series E Preferred Shares
	(in thousands)
Entities affiliated with Insight Venture Partners	$15,000	2,196,215
Entities affiliated with Bessemer Venture Partners	$1,894	277,437
Mangrove Capital Partners	$1,101	161,301
Benchmark Capital Partners	$1,004	147,105

        In connection with this financing, our founders, Avishai Abrahami, Giora Kaplan and Nadav Abrahami sold to existing shareholders 878,769 ordinary shares for an aggregate price of $6.0 million representing a price per share of $6.83. Our board of directors and shareholders approved this transfer pursuant to the requirements of the shareholders' agreement in effect at the time.

Rights of Appointment

        Our current board of directors consists of nine directors. Pursuant to our articles of association in effect prior to our IPO, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors and observers terminated upon the closing of our IPO, although currently-serving directors that were appointed prior to our IPO will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Registration Rights

        Our shareholders' agreement entitles certain of our shareholders to registration rights. In accordance with this agreement, and subject to conditions listed below, entities which are entitled to registration rights include the company's founders and the entities affiliated with each of Bessemer Venture Partners, Insight Venture Partners, Mangrove Capital Partners, and Benchmark Capital Partner.

        Form F-1 Demand Rights.    At any time following the closing of the IPO, subject, however, to the 180-day lock-up agreement entered into with the underwriters in connection with the IPO, upon the request of the holders of more than 50% of the shares held by our former preferred shareholders, we are required to file a registration statement on Form F-1 in respect of the ordinary shares held by our former preferred shareholders. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect more than two registrations on Form F-1 and we are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $2.0 million.

        Form F-3 Demand Rights.    After we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least 12 months after the IPO, upon the request of the holders of more than 50% of the shares held by our former preferred shareholders, we are required to file a registration statement on Form F-3 in respect of the ordinary shares held by our former preferred shareholders. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect a registration on

Form F-3 more than twice in any 12-month period and are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $1.0 million.

        Piggyback registration rights.    Shareholders holding registrable securities have the right to request that we include their registrable securities in underwritten offerings undertaken by us in the future for our own account or the account of other securityholders, subject to specified exceptions.

        Cutback.    In the event that the managing underwriter advises the registering shareholders that marketing factors require a limitation on the number of shares that can be included in a registered offering, the shares will be included in the registration statement in an agreed order of preference among the holders of registration rights. The same preference also applies in the case of a piggyback registration, but we have first preference and the number of shares of shareholders that are included may not be less than 25% of the total number of shares included in the offering.

        Termination.    All registration rights granted to holders of registrable securities terminate on the fifth anniversary of the closing of our IPO and, with respect to any holder of registrable securities who both (i) holds (together with shares held by its permitted transferees) less than 5% of our outstanding shares, and (ii) the shares held by such shareholder can be sold without volume limitations within a 90-day period under Rule 144.

        Expenses.    We will pay all expenses in carrying out the foregoing registrations other than selling shareholders' underwriting discounts and transfer taxes.

Agreements with Directors and Officers

        Employment Agreements.    We have entered into employment agreements with each of our officers who work for us as employees. We enter into consulting agreements where the executive officer requests that we engage him or her through a wholly-owned personal service corporation. We have entered into such a consulting agreement with Avishai Abrahami, our Chief Executive Officer, which provides that he must devote all of his work time to our company. These agreements each contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is subject to limitations.

        The provisions of certain of our executive officers' employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving 90 calendar days' advance written notice to the other party. We may also terminate an executive officer's employment agreement for good reason (as defined the employment agreement), or in the event of a merger or acquisition transaction.

        Options.    Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under "Item 6.B. Directors, Senior Management and Employees—Compensation—2007 Share Option Plan" and "Item 6.B. Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan" If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest. Upon the consummation of a merger or acquisition transaction, an executive officer's remaining unvested options will vest either on a monthly basis, with the first installment vesting one month after the closing of the transaction, or over the remaining vesting period, whichever is shorter. If an executive officer is terminated within a certain period following a merger or acquisition transaction, his or her unvested options will vest immediately.

        Exculpation, Indemnification and Insurance.    Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance. See "Item 6.B. Directors, Senior Management and Employees—Exculpation, Insurance and Indemnification of Directors and Officers."

Family Relationships

        There are familial relationships between certain of our directors and executive officers, and other employees of our company. Our Chief Executive Officer and Chairman of the Board, Avishai Abrahami, is the brother of Nadav Abrahami, our executive officer, acting as Vice President of Client Development. Yoav Abrahami, the brother of Avishai Abrahami and Nadav Abrahami, is employed by us as Chief Architect of Research and Development. Further, Nir Zohar, our President and Chief Operating Officer, is married to our employee, Hagit Zohar, manager of our Design Studio team in our Tel Aviv office. Aside from these relations, we are not aware of any other familial relationships between our directors, officers, and employees.

  C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    FINANCIAL INFORMATION

  A.    Consolidated Statements and Other Financial Information

Consolidated Financial Statements

        We have appended our consolidated financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

Legal Proceedings

  U.S. Voluntary Regulatory Disclosure

        In May 2013, we made voluntary self-disclosures to the U.S. Treasury Department's Office of Foreign Assets Control, or OFAC, and U.S. Commerce Department's Bureau of Industry and Security, or BIS. The disclosures related to our determination made during the course of an internal review in early 2013 that we had 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with geographic internet protocols, or GEOIP, addresses in Cuba, Iran, North Korea, North Sudan or Syria ("U.S. Sanctioned Countries") or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries. As part of a subsequent internal review, we also determined that we had 32,600 users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries. See "Item 3.D.Risk Factors—We are subject to trade and economic and export sanctions laws that may govern or restrict our business and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws."

        We noted in our voluntary self-disclosure that we intend to seek an interpretation regarding whether the provision of our services falls within a general license issued by OFAC that authorizes the export to certain U.S. Sanctioned Countries of software and services incident to the exchange of personal communications over the Internet, such as instant messaging, chat and email, social networking, sharing of photos and movies, web browsing, and blogging, provided that such services are publicly available at no cost to the user. OFAC subsequently issued a new general license that expanded the range of free and fee-based services that could be provided to persons in Iran, however, the interpretation continued to prohibit webhosting for "commercial endeavors." In light of our inability to know whether our users' websites are for personal or commercial purposes, we have decided at this time not to seek any further interpretation from OFAC. We have terminated the registered users and the premium subscriptions that may have been from a U.S. Sanctioned Country and have blocked the ability of new users—with or without a premium subscription—that have a GEOIP address in a U.S. Sanctioned Country to access our cloud-based software or services.

        We cannot predict when OFAC and BIS will complete their respective reviews and determinations as to whether any violation of relevant U.S. sanctions or export laws occurred or is ongoing. In case of an apparent violation, OFAC and/or BIS could decide not to impose penalties but issue only a warning or cautionary letter. However, if OFAC or BIS determines that we have violated applicable regulations, we may face civil and/or criminal penalties and may also suffer reputational harm, any of which could have a material adverse effect on our business and financial results.

  Israeli Voluntary Regulatory Disclosure

        In September 2013, we voluntarily approached the Israeli Ministry of Finance and asked for its formal position regarding the applicability of The Israeli Trading with the Enemy Ordinance—1939 (the "Ordinance") to the type of services that we provide. The Ordinance prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries. The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria ("Israeli Sanctioned Countries"). The Ordinance was enacted in 1939 and does not expressly address online services. We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services that we provide.

        We do not know the extent to which the Ministry of Finance will want to have further discussions with us, the timing of those discussions or the ultimate outcome of their deliberations. Although the Ordinance allows Israeli persons to apply for a permit to trade with Israeli Sanctioned Countries or their residents, we are not aware of a permit being granted or denied in the past to a person providing the type of services that we provide.

        Lebanon is the only Israeli Sanctioned Country that is not also a U.S. Sanctioned Country. We have ceased providing services to users with a GEOIP address in a U.S. Sanctioned Country. The number of users and premium subscribers that we have in Lebanon is not material to our business, however, if we stop providing services in Lebanon, it may decrease the number of our current and future subscribers from other countries, particularly in the Middle East, who may cease using our services in protest to us blocking accounts in Israeli Sanctioned Countries.

        In addition, if it is determined by a competent court that sanctions under the Ordinance cover the type of services that we provide, we, our officers and employees may be subject to criminal and/or civil actions. We believe that our initiation of voluntary discussions with the Israeli Ministry of Finance may reduce such exposure, but any liability to which we are subject to could adversely affect our personnel, brand and reputation.

  Other Matters

        From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business. Other than as described herein, we are not subject to any litigation the outcome of which might have a material adverse effect on our business, operating results or financial condition.

Dividend Policy

        We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

  B.    Significant Changes

        No significant changes have occurred since December 31, 2013, except as otherwise disclosed in this annual report.

Item 9.    THE OFFER AND LISTING

  A.    Listing Details

        Our ordinary shares have been quoted on NASDAQ under the symbol "WIX" since November 6, 2013. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $16.50 per share on November 5, 2013. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
Annual:
2013 (beginning November 6, 2013)	$16.19	$28.89
Quarterly:
First Quarter 2014 (through March 19, 2014)	$23.71	$32.69
Fourth Quarter 2013 (beginning November 6, 2013)	$16.19	$28.89
Most Recent Six Months:
March 2014 (through March 19, 2014)	$25.50	$31.12
February 2014	$25.12	$32.69
January 2014	$23.71	$30.25
December 2013	$20.50	$28.89
November 2013 (beginning November 6, 2013)	$16.19	$20.53

  B.    Plan of Distribution

        Not applicable.

  C.    Markets

        See "—Listing Details" above.

  D.    Selling Shareholders

        Not applicable.

  E.    Dilution

        Not applicable.

  F.    Expenses of the Issue

        Not applicable.

Item 10.    ADDITIONAL INFORMATION

  A.    Share Capital

        Not applicable.

  B.    Articles of Association

        Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 37,515,998 shares are issued and outstanding as of February 28, 2014.

        Our ordinary shares are not redeemable and do not have any preemptive rights. All of our ordinary shares have equal rights and are fully paid.

        Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine. Our board of directors may not make calls or assessments on our ordinary shares. Our board of directors is not authorized to issue preferred shares absent an amendment to our articles of association in order to authorize such shares. Such an amendment would require the affirmative vote of the holders of a majority of our outstanding shares entitled to vote at a general meeting.

        Our prior articles were replaced in November 2013 by new articles of association and at which time all of our issued and outstanding preferred shares converted into ordinary shares. The description below is a summary of the material provisions of our new articles of association and of the Companies Law.

        Voting.    Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. An amendment to our articles of association generally requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting, and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 66 2/3% of our outstanding ordinary shares entitled to vote at a general meeting and voting in person or by proxy at the meeting.

        Share Ownership Restrictions.    The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

        Transfer of Shares.    Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

        Election and Removal of Directors.    Our board of directors is divided into three classes with staggered three year terms. Only one class of directors is elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under "Item 6.C.Board Practices—External Directors" Shareholders may only remove a director upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares having the right to vote at a general meeting of shareholders and voting in person or by proxy at the meeting. Vacancies on our board of directors may only be filled by the vote of a simple majority of the directors then in office as described under "Item 6.C. Directors, Senior Management and Employees—Board Practices—External Directors" For additional information regarding the election of and voting by directors, see "Item 6.C. Directors, Senior Management and Employees—Board Practices—External Directors."

        Dividend and Liquidation Rights.    Under Israeli law, we may declare and pay a dividend only if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings and earnings legally available for distribution, as defined in the Companies Law, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

        In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. See "Item 8.A.Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy."

        Shareholder Meetings.    We are required to convene an annual general meeting of our shareholders once every calendar year, not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or at the request of one of more holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 14 days and, in certain cases, 35 days. Shareholders must comply with advance notice provisions to bring business before, or nominate directors for election at, a shareholder meeting. The chairperson of our board of directors or another one of our directors authorized by our board of directors presides over our general meetings. If either of such persons is not present within 15 minutes from the appointed time for the commencement of the meeting, the directors present at such meeting shall appoint one of our directors as the chairperson for such meeting and if they fail to do so, then the shareholders present shall appoint one of our directors or office holders to act as chairperson and if any such person refuses to so act or is not present, then one of the shareholders present at such meeting shall act as chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

        Quorum.    The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (without requirement of additional notification to the shareholders), or to a later time, if indicated in the notice to the meeting or to such other time and place as determined by the board of directors in a notice to our shareholders. At the reconvened meeting, if a quorum is not present within half an hour from the appointed time for the commencement of the meeting, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under "—Shareholder Meetings."

        Resolutions.    Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions).

        Access to Corporate Records.    Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or patent or that the document's disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

        Full Tender Offer.    A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company's voting rights or the target company's issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company's issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

        Special Tender Offer.    The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or

(iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

        In the event that a special tender offer is made, a company's board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

        If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer.

        In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

        Merger.    The Companies Law permits merger transactions if approved by each party's board of directors and, unless certain conditions described under the Companies Law are met, a majority of each party's shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

        For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If a merger is with a company's controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under "Item 6.C.Directors, Senior Management and Employees—Board Practices."

        Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

        In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Transactions with Interested Shareholders

        Our articles of association contain a provision that prohibits us from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

  •
  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting share of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, unissued shares of the company which may be issued pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

        A "business combination" is defined to include the following:

  •
  any merger or consolidation involving the corporation and the interested shareholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any shares of the corporation to the interested shareholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the shares of any class or series of the corporation beneficially owned by the interested shareholder; or

  •
  the receipt by the interested shareholder or the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        An "interested shareholder" is defined as an entity or person beneficially owning 15% or more of the outstanding voting shares of the company and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

        This provision may have the effect of preventing, delaying or discouraging coercive takeover practices and inadequate takeover bids. This provision is also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our board. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire our company.

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

  C.    Material Contracts

        For a description of the registration rights present in our Amended and Restated Shareholders Agreement, please refer to "Item 7.B. Related Party Transaction—Registration Rights."

        We entered into an underwriting agreement between us, certain selling shareholders, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated as representatives of the underwriters, on November 5, 2013, with respect to the ordinary shares sold in our IPO. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

  D.    Exchange Controls

        In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

        Non-residents of Israel may freely hold and trade our securities. Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our ordinary shares.

  E.    Taxation

        The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

        The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

  General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax. In 2013 and 2012, the corporate tax rate is 25% of their taxable income. The corporate tax rate for 2011 was 24%. In August 2013, the Israeli Knesset approved an increase in the corporate tax rate to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

  Law for the Encouragement of Industry (Taxes), 5729-1969

        The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for "Industrial Companies." We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

        The Industry Encouragement Law defines an "Industrial Company" as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose principal activity in a given tax year is industrial production.

        The following corporate tax benefits, among others, are available to Industrial Companies:

  •
  amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

  •
  under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

  •
  expenses related to a public offering are deductible in equal amounts over three years.

        Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

        There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

  Law for the Encouragement of Capital Investments, 5719-1959

        The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

        The Investment Law was significantly amended effective January 1, 2011 (the "2011 Amendment"). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply. Prior to 2011, we did not utilize any of the benefits for which we were eligible under the Investment Law.

  Tax Benefits Subsequent to the 2005 Amendment

        The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income be derived from exports.

        The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended.

        In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive "Beneficiary Enterprise" status, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company's effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the value of the company's production assets before the expansion.

        The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

        The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

        In September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority (i) approved our status as an "Industrial Enterprise"; and (ii) determined that the expansion of our enterprise is considered as a "Beneficiary Enterprise" with 2009 as a "Year of Election," all under the Investment Law as amended by the 2005 Amendment. The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling. If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.

        The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the "Year of Election." We chose 2009 as a "Year of Election," which was confirmed by the Israeli Tax Authority in its ruling described above.

  Tax Benefits Under the 2011 Amendment

        The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6%, respectively, in 2015 and thereafter. Income derived by a Preferred Company from a "Special Preferred Enterprise" (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

        Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. Under the recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 16% and 9%, respectively (instead of the 12% and 6%, respectively).

        The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that: (i) unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, the terms and benefits included in any certificate of approval that was granted to a company owns an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions, the 25% tax rate applied to income derived by an Approved Enterprise during the benefits period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% as of 2012 and 2013); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. A Beneficiary Company may elect to file a notice (written on a specific form) in order to apply the benefits of 2011 Amendments to it pursuant to Sections 131 and 132 of the Income Tax Ordinance (New Version) 5721-1961, referred to herein as the Tax Ordinance (i.e. until May 31 of each year), and such benefits shall apply on the tax year subsequent to the year in which such notice was filed.

        Currently, we have yet to decide whether to apply the benefits of the 2011 Amendment to us. There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future or that we will be entitled to any additional benefits thereunder.

  Taxation of our Shareholders

        Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.    A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the "United States-Israel Tax Treaty), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a "Treaty U.S. Resident") is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

        In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

        Taxation of Non-Israeli Shareholders on Receipt of Dividends.    Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder's country of residence. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A "substantial shareholder" is generally a person who alone or together with such person's relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the "means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a

Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders' tax liability.

United States Federal Income Taxation

        The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by a holder that will hold the ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

  •
  banks, financial institutions or insurance companies;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  dealers or traders in securities, commodities or currencies;

  •
  tax-exempt entities or organizations, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

  •
  certain former citizens or long-term residents of the United States;

  •
  persons that received our shares as compensation for the performance of services;

  •
  persons that will hold our shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

  •
  partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

  •
  S corporations;

  •
  holders that acquire ordinary shares as a result of holding or owning our preferred shares;

  •
  U.S. Holders (as defined below) whose "functional currency" is not the U.S. Dollar; or

  •
  holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

        Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

        This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service (the "IRS") will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

        For purposes of this description, a "U.S. Holder" is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

        A "Non-U.S. Holder" is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

        If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

        Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. See "—Passive Foreign Investment Company Considerations" below.

        You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

  Distributions

        If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

        If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute "passive category income," or, in the case of certain U.S. Holders, "general category income." A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

        If you are a U.S. Holder, dividends paid in NIS will be included in income in a U.S. dollar amount calculated by reference to the prevailing spot market exchange rate in effect on the day the dividends are received by you, regardless of whether the NIS are converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of NIS into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in NIS are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

        Subject to the discussion below under "—Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

  Sale, Exchange or Other Disposition of Ordinary Shares

        If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

        For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale if our ordinary shares are treated as traded on an established securities market. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. An accrual basis taxpayer who does not make such election may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

        The determination of whether our ordinary shares are traded on an established securities market is not entirely clear under current U.S. federal income tax law. Please consult your tax advisor regarding the proper treatment of foreign currency gains or losses with respect to a sale or other disposition of our ordinary shares.

        Subject to the discussion below under "—Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States); or

  •
  you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

  Passive Foreign Investment Company Considerations

        If we were to be classified as a "passive foreign investment company," or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

        A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

  •
  at least 75% of its gross income is "passive income"; or

  •
  at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce "passive income" or are held for the production of passive income.

        Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

        Based on our belief that we were not a CFC in 2013 and on our gross income and gross assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2013. However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation's assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC. If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any "excess distribution" by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under "Distributions." Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

        If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are "regularly traded" on a "qualified exchange." Our ordinary shares will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder.

        We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

        If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

        If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) or successor form with respect to the Company, generally with the U.S. Holder's federal income tax return for that year. If the company was a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

        U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

  Medicare Tax

        Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

  Backup Withholding Tax and Information Reporting Requirements

        United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner's United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

  Foreign Asset Reporting

        Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

  F.    Dividends and Paying Agents

        Not applicable.

  G.    Statement by Experts

        Not applicable.

  H.    Documents on Display

        We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

        You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC's website at http://www.sec.gov.

  I.    Subsidiary Information

        Not applicable.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

        Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2013, approximately 80% % of our revenues were denominated in U.S. dollars and approximately 20% in other currencies, primarily in euros, British pounds and Brazilian reals. In 2013, approximately 65% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 35% in NIS. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since significant portions of our expenses are incurred in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

        Our primary processing provider converts payments collected from by our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payment are not received in dollars this does not overall reduce our exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

        The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
2013	(6.4)
2012	7.8
2011	(4.1)

        The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS.

        A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net loss by approximately $3.8 million in 2013.

        To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program.

We hedge limited portions of the anticipated payroll of our Israeli employees, Israeli suppliers and anticipated rent expenses of our Israeli premises denominated in NIS for a period of one to twelve months with forward contracts and other derivative instruments. In addition, we hedge a portion of our revenue transactions denominated in euros and British pounds. See Note 2h to our consolidated financial statements included elsewhere in this annual report.

        Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar. Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. As of December 31, 2013, we had $96.4 million of cash and cash equivalents and restricted deposits denominated in U.S. dollars and $8.2 million denominated in other currencies, primarily the NIS and the Brazilian real.

Other Market Risks

        We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowings.

        We do not believe that we have any material exposure to inflationary risks.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

 PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

        The effective date of the registration statement (File no. 333- 191508) for our IPO of ordinary shares, par value NIS 0.01, was November 5, 2013. The offering commenced on October 23, 2013 and was closed on November 12, 2013. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner and Smith Incorporated and RBC Capital Markets, LLC were joint bookrunning managers for the offering, and Needham & Company, LLC and Oppenheimer & Co. Inc. were co-managers for the offering. We registered 7,700,000 ordinary shares in the offering, which included 5,712,446 ordinary shares sold by us and 1,987,554 ordinary shares sold by the selling shareholders and granted the underwriters a 30-day over-allotment option to purchase up to 1,155,000 additional shares from us to cover over-allotments. The over-allotment was partially exercised by the underwriters for 613,340 ordinary shares on December 9, 2013.

        As a result, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $16.50 with aggregate gross proceeds of approximately $104.4 million (including the over-allotment option). Under the terms of the offering, we incurred aggregate underwriting discounts of approximately $7.3 million (including the over-allotment option) and expenses of approximately $3.5 million in connection with the offering, resulting in net proceeds to us of approximately $93.6 million.

        From the effective date of the registration statement and until December 31, 2013, we had not used the net proceeds of the IPO. We intend to use the net proceeds of the IPO for working capital and other general corporate purposes. We may also use all or a portion of the net proceeds to hire additional personnel for our research and development and support and call center functions, and to increase our selling and marketing expenses focused on user acquisition. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

        None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.    CONTROLS AND PROCEDURES

Disclosure controls and procedures

        Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Management annual report on internal control over financial reporting

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Ron Gutler qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NASDAQ Marketplace Rules. In addition, Mr. Gutler is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the NASDAQ Global Market.

Item 16B.    CODE OF ETHICS

        We have adopted a code of ethics and proper business conduct applicable to its executive officers, directors and all other employees. A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on our website. We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct.

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

        We paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2013 and 2012:

	2012	2013
	(in thousands)
Audit Fees	$57	$745
Audit-Related Fees	—	6
Tax Fees	25	24

Total	$82	$775

        "Audit fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

        "Audit-related fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

        Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

Item 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

Item 16G.    CORPORATE GOVERNANCE

        As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided that we disclose those NASDAQ Stock Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this "foreign private issuer exemption" with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or, for certain types of shareholders' resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the NASDAQ Stock Market requirements.

Item 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

Item 17.    FINANCIAL STATEMENTS

        See pages F-2 through F-33 of this annual report.

Item 18.    FINANCIAL STATEMENTS

        Not applicable.

Item 19.    EXHIBITS

        See exhibit index incorporated herein by reference.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wix.com Ltd.
	By:	/s/ AVISHAI ABRAHAMI
Date: March 20, 2014		Avishai Abrahami Co-Founder, Chairman of the Board of Directors and Chief Executive Officer

 WIX.COM LTD.

INDEX TO FINANCIAL STATEMENTS

Page
WIX.COM LTD. (FORMERLY: WIXPRESS LTD.) AND ITS SUBSIDIARIES
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2011, 2012 and 2013	F-5
Statements of Changes in Shareholders' Equity (Deficiency) for the years ended December 31, 2011, 2012 and 2013	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013	F-8
Notes to the Consolidated Financial Statements	F-9

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD. (FORMERLY: WIXPRESS LTD.)

        We have audited the accompanying consolidated balance sheets of Wix.com Ltd. (formerly: Wixpress Ltd.) (the "Company") and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 20, 2014	A Member of Ernst & Young Global

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,510	$101,258
Restricted deposit	2,536	3,306
Trade receivables	870	736
Prepaid expenses and other current assets	2,296	4,730

Total current assets	13,212	110,030

LONG-TERM ASSETS:
Property and equipment, net	2,282	4,231
Prepaid expenses and other long-term assets	561	1,094

Total long-term assets	2,843	5,325

TOTAL ASSETS	$16,055	$115,355

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2013
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Trade payables	$1,942	$4,091
Employees and payroll accruals	2,482	5,881
Deferred revenues	18,368	35,784
Accrued expenses and other current liabilities	3,218	5,903

Total current liabilities	26,010	51,659

Long-term deferred revenues	616	1,400

TOTAL LIABILITIES	26,626	53,059

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value—Authorized: 21,055,626 and 500,000,000 shares at December 31, 2012 and 2013, respectively; Issued and outstanding: 6,926,403 and 37,493,217 shares at December 31, 2012 and 2013, respectively;	18	60
Preferred shares of NIS 0.01 par value—Authorized: 7,981,458 and 0 shares at December 31, 2012 and 2013, respectively; Issued and outstanding: 7,703,182 and 0 shares at December 31, 2012 and 2013, respectively.	21	—
Additional paid-in capital, net	49,182	151,011
Other comprehensive loss	—	(263)
Accumulated deficit	(59,792)	(88,512)

Total shareholders' equity (deficiency)	(10,571)	62,296

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$16,055	$115,355

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013
Revenues	$24,600	$43,676	$80,473
Cost of revenues	5,290	9,233	15,257

Gross profit	19,310	34,443	65,216

Operating expenses:
Research and development	14,746	16,782	29,660
Selling and marketing	21,586	29,057	53,776
General and administrative	5,338	3,565	8,307

Total operating expenses	41,670	49,404	91,743

Operating loss	(22,360)	(14,961)	(26,527)
Financial income (expenses), net	(41)	487	(603)
Other expenses	127	2	18

Loss before taxes on income	(22,528)	(14,476)	(27,148)
Taxes on income	212	496	1,572

Net loss	$(22,740)	$(14,972)	$(28,720)
Basic and diluted net loss per ordinary share	$(8.31)	$(2.71)	$(3.33)

Other comprehensive loss
Foreign currency translation differences	—	—	(296)
Unrealized gains on foreign currency cash flow hedge	—	—	33

Other comprehensive loss for the period	—	—	(263)

Total comprehensive loss	$(22,740)	$(14,972)	$(28,983)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares					Total Shareholders' equity (deficiency)
					Additional paid-in capital	Other comprehensive loss	Accumulated deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2011	5,941,269	$15	6,677,955	$18	$22,031	$—	$(22,080)	$(16)
Issuance of Preferred E shares, net	—	—	1,025,227	3	20,852	—	—	20,855
Exercise of options	776,877	2	—	—	168	—	—	170
Tax benefit related to exercise of share options	—	—	—	—	84	—	—	84
Share-based compensation expenses related to options granted to employees and non-employees consultants	—	—	—	—	675	—	—	675
Share-based compensation expenses related to shares purchased by related party	—	—	—	—	4,058	—	—	4,058
Net loss	—	—	—	—	—	—	(22,740)	(22,740)

Balance as of December 31, 2011	6,718,146	17	7,703,182	21	47,868	—	(44,820)	3,086

Exercise of options	208,257	1	—	—	60	—	—	61
Tax benefit related to exercise of share options	—	—	—	—	234	—	—	234
Share-based compensation expenses related to options granted to employees and non-employees consultants	—	—	—	—	1,020	—	—	1,020
Net loss	—	—	—	—	—	—	(14,972)	(14,972)

Balance as of December 31, 2012	6,926,403	18	7,703,182	21	49,182	—	(59,792)	(10,571)

(*)
Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) (Continued)

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares					Total shareholders' equity (deficiency)
					Additional paid-in capital	Other comprehensive loss	Accumulated deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2012	6,926,403	18	7,703,182	21	49,182	—	(59,792)	(10,571)
Conversion of Preferred Shares	23,109,546	21	(7,703,182)	(21)	—	—	—	—
Issuance of Ordinary Shares in IPO, net	6,325,786	18	—	—	93,546	—	—	93,564
Exercise of options	1,131,482	3	—	—	516	—	—	519
Tax benefit related to exercise of share options	—	—	—	—	440	—	—	440
Share-based compensation expenses related to options granted to employees and non-employees consultants	—	—	—	—	7,054	—	—	7,054
Share-based compensation expenses related to warrants granted in connection with credit line	—	—	—	—	273	—	—	273
Other comprehensive loss	—	—	—	—	—	(263)	—	(263)
Net loss	—	—	—	—	—	—	(28,720)	(28,720)

Balance as of December 31, 2013	37,493,217	$60	—	$—	$151,011	$(263)	$(88,512)	$62,296

(*)
Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net loss	$(22,740)	$(14,972)	$(28,720)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	592	871	1,229
Share based compensation expenses	4,733	1,020	7,054
Tax benefit related to exercise of share options	84	234	440
Share- based compensation expenses related to warrants granted in connection with credit line	—	—	273
Deferred income taxes, net	(14)	(71)	(16)
Decrease (increase) in trade receivables	(181)	(580)	125
Increase in prepaid expenses and other current and long-term assets	(995)	(1,266)	(2,849)
Increase in trade payables	811	964	1,894
Increase in employees and payroll accruals	616	567	3,401
Increase in short term and long term deferred revenues	5,048	8,803	18,751
Increase in accrued expenses and other current liabilities	1,320	820	2,643
Other, net	127	2	18

Net cash provided by (used in) operating activities	(10,599)	(3,608)	4,243

Cash flows from investing activities:
Proceeds from restricted deposits	531	1,714	250
Investment in restricted deposits	(3,337)	(86)	(1,020)
Purchase of property and equipment	(1,754)	(947)	(3,070)
Proceeds from sale of property and equipment	7	2	—

Net cash provided by (used in) investing activities	(4,553)	683	(3,840)

Cash flows from financing activities:
Proceeds from issuance of Preferred shares, net	20,855	—	—
Proceeds from issuance of Ordinary Shares in IPO, net	—	—	93,694
Proceeds from exercise of options	170	61	519
Proceeds from Credit line utilization	—	—	5,000
Credit line repayment	—	—	(5,000)

Net cash provided by financing activities	21,025	61	94,213

Effect of exchange rate change on cash and cash equivalents	—	—	(868)

Increase (decrease) in cash and cash equivalents	5,873	(2,864)	93,748
Cash and cash equivalents at the beginning of the period	4,501	10,374	7,510

Cash and cash equivalents at the end of the period	$10,374	$7,510	$101,258

Supplemental disclosure of cash flow activities:
Non-chase purchase of property and equipment	$—	$—	$126

Accrued issuance costs	$—	$—	$130

Cash paid during the year for interest	$—	$—	$262

Cash paid during the year for taxes	$4	$105	$751

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:—GENERAL

        a.     Wix.com Ltd. (formerly: Wixpress Ltd.) (the "Company") was incorporated on October 5, 2006, under the laws of the State of Israel, and commenced operations on the same date.

        The Company develops and markets an internet service that allows users to create web content.

        On January 8, 2008, the Company established a wholly-owned subsidiary in the United States under the name of Wix.Com, Inc. (the "U.S. Subsidiary"), which is engaged primarily in customer support and marketing the Company's service. In November 2011, the Company also established a wholly-owned subsidiary in Brazil under the name Wixpress Brazil Serviços de Internet Ltda. (the "Brazilian Subsidiary"), which is engaged primarily in marketing of the Company's service and provided Company's collection services in Brazil. The Brazilian Subsidiary commenced operations in 2012. In July 2013, the Company established a wholly-owned subsidiary in Lithuania under the name wix.com UAB (the "Lithuanian Subsidiary"), which is engaged in R&D activity. In September 2013, the Company established a wholly-owned subsidiary in Luxemburg under the name wix.com Luxemburg S.a.r.l (the "Luxembourgian Subsidiary"), which is engaged primarily in providing the Company's collection services in Europe.

        b.     In November 2013, the Company completed IPO in which the Company issued and sold 5,712,446 Ordinary Shares at a public offering price of $16.50 per share and during December 2013, the underwriters exercised their option to purchase additional 613,340 Ordinary Shares at the same IPO price per share. The total net proceeds received from the IPO were $93,564 after deducting underwriting discounts and commissions of $7,306 and other offering expenses of $3,506. Refer also to Note 8.b.

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

        a.     Use of estimates:

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income taxes, deferred taxes and liabilities, share-based compensation cost, as well as in estimates used in applying the revenue recognition policy. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

        b.     Principles of consolidation:

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        c.     Financial statements in U.S. dollars:

        A majority of the Company's revenues are generated in U.S. dollars. In addition, the equity investments were in U.S. dollars and substantial portion of the Company costs are incurred in U.S dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S dollar.

        Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification ("ACS") No. 830 "Foreign Currency Matters" ("ASC No. 830"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of comprehensive loss as financial income or expenses, as appropriate.

        The functional currency of the U.S. Subsidiary is the U.S. dollar.

        The functional currency of the Lithuanian Subsidiary and the Luxembourgian Subsidiary is the U.S. dollar as these subsidiaries' revenues, intercompany transaction, budget and financing are denominated in U.S. dollars.

        The functional currency of the Brazilian Subsidiary is the Brazilian Real ("BRL"). The Brazilian Subsidiary commenced its operations in 2012. All amounts on the Brazilian Subsidiary's balance sheets have been translated into the U.S. dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the Brazilian Subsidiary's statements of operations have been translated into the U.S. dollar using the average exchange rate for the respective period on which those transactions are recorded. The resulting translation adjustments were not reported as a component in comprehensive income (loss) statement as of December 31, 2012, due to immateriality.

        d.     Cash and cash equivalents:

        Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

        e.     Restricted deposits:

        Restricted deposits are deposits with maturities of up to one year. As of December 31, 2012 and 2013 the Company's bank deposits were in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.38% and 0.22%, respectively. Restricted deposits are presented at their cost, including accrued interest. These deposits are used as security for the rental of premises, for the Company's credit cards, and as a security for the Company's hedging activities.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        f.      Property and equipment:

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers, peripheral equipment and electronic equipment	15 - 33
Office furniture and equipment	6 - 14
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

        g.     Long-lived assets:

        The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2011, 2012 and 2013, no impairment losses have been identified.

        h.     Derivatives instruments:

        ASC No. 815, "Derivative and Hedging", requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

        For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Derivative instruments designated as hedging instruments:

        For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

        To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted salary expenses denominated in NIS. These option

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, based on third party valuation.

        As of December 31, 2013, the amount recorded in accumulated other comprehensive income from the Company's currency option transactions is $ 33. Such amount will be recorded in the Company's earnings during 2014. At December 31, 2013, the notional amounts of foreign exchange options contracts into which the Company entered were $ 11,997. The foreign exchange forward and options contracts will expire through June 2014.

Derivative instruments not designated as hedging instruments:

        In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge a portion of its payments in NIS and certain revenue transactions in Euros and British pounds. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2013, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 18,818 and $ 1,400, respectively. The foreign exchange forward and option transactions will expire through November 2014.

        The fair value of derivative instruments as of December 31, 2012 totaled $ 436, and is presented as part of prepaid expenses and other current assets. The net fair value of derivative instruments balance as of December 31, 2013 totaled $ 314, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 160 and as accrued expenses and other current liabilities in the amount of $ 474.

        In the years ended December 31, 2011, 2012 and 2013, the Company recorded net financial income (expenses) from hedging transactions in the amount of $ (239), $ 485 and $ (102), respectively.

        i.      Severance pay:

        The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

        The majority of the Company's liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law ("Section 14"). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, continued on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

        For the Company's employees in Israel who are not subject to section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company's balance sheet.

        Severance expense for the years ended December 31, 2011, 2012 and 2013, amounted to $ 881, $ 1,117 and $ 1,727, respectively.

        j.      U.S. employees defined contribution plan:

        The U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $ 17 per year (for certain employees over 50 years of age the maximum contribution is $ 22 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

        The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the year ended December 31, 2012 and 2013, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $ 41 and $ 71, respectively. No expenses for matching contributions were recorded in 2011.

        k.     Revenue recognition:

        The Company provided an online platform that enables users to create websites using Flash and HTML5 technology and generates revenues primarily from services related to such websites. The Company also offers its users the ability to purchase and manage domain name and software apps that can be integrated as add-ons to their websites.

        The Company recognizes revenues in accordance with ASC No. 605-10-S99, (SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition"), when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

        Revenues related to services for websites and purchase and registration of domain names are recognized ratably over the term of the service period. Revenues related to software applications, developed by third party app developers are recognized when earned. The Company accounts for such sales on a net basis by recognizing the commission it retains from each sale. The portion of the gross amount billed to customers that is remitted by the Company to third-party app developers is not reflected in the Company's consolidated statements of operations and comprehensive loss.

        The Company offers a 14-day money back guaranty ("Guaranty Period"). The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

        Although, in general, the Company does not grant rights of refund, there are certain instances where such refunds occur. Since the Company collects most of its revenues via online credit card billing, a small portion of its users elect to chargeback due to disputes over the credit card statements and/or claims of false transaction, and accordingly ask for refunds. The Company maintains a provision for chargebacks and refunds in accordance with ASC No. 605, "Revenue Recognition", which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Deferred service revenues primarily include unearned amounts received from customers but not recognized as revenues.

        Part of the Company's revenue transaction includes multiple elements within a single contract if it is determined that multiple units of accounting exist.

        Commencing January 1, 2011, the Company adopted Accounting Standards Update ("ASU") No. 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" ("ASU No. 2009-13"). ASU No. 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

        The primary types of transactions in which the Company engages for which ASU No. 2009-13 is applicable are agreements that include multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

  •
  Services for websites;

  •
  Purchase and registration of domain name; and

  •
  Third-party developed application.

        The Company considers the sale of each of the above stated elements in bundled agreement to be separate unit of accounting for the arrangement and defers the relative selling price of the undelivered element to the period in which revenue is earned.

        Pursuant to the guidance under ASU No. 2009-13, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, it is required that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific services. TPE of selling price is established by evaluating largely interchangeable competitor services in stand-alone sales to similarly situated customers.

        Website services are sold separately and therefore the selling price is based on VSOE. Domain name registrations were sold separately in 2012 and 2013 and therefore the selling price is based on VSOE. Domain name registrations were also sold separately in 2011 and, based on the absolute and relative small number of transactions in 2011, VSOE could not be established and, therefore, the selling price was based on TPE. The change in 2012 from TPE to VSOE was considered a change in accounting estimate in accordance with ASC 250-50-4, "Accounting Change and Error Corrections", which did not affect the Company`s income or related per-share amounts.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        l.      Research and development costs:

        Research and development costs are charged to the statements of operations and comprehensive loss as incurred. ASC 985-20, "Software- Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

        Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

        m.    Advertising expenses:

        Advertising expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements. Advertising expenses are charged to the statement of operations and comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013 amounted to $ 15,914, $ 21,473 and $ 40,994, respectively.

        n.     Share-based compensation:

        The Company accounts for share-based compensation in accordance with ASC 718, "Compensation—Stock Compensation" ("ASC No. 718"). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations and comprehensive loss.

        The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price, volatility and the expected option term.

        The fair value of ordinary share underlying the options has historically been determined by management and approved by the Company's board of directors. Because there has been no public market for the Company's ordinary shares, the management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares will be determined by the management until such time as the Company's ordinary shares are listed on an established stock exchange. The Company's management determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method ("OPM") for the years ended December 31, 2011 and 2012 and for the period from January 1, 2013 and up to November 6, 2013. From November 6, 2013 the ordinary shares is publicly traded.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company applies ASC No. 718 and ASC No. 505-50 "Equity Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options and warrants issued to non-employees consultants. ASC No. 718 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

        o.     Income taxes:

        The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes". This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

        Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

        The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, "Income Taxes". Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

        The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense. The Company did not record a provision due to immateriality.

        p.     Basic and diluted net loss per share:

        The Company applies the two class method as required by ASC No. 260-10, "Earnings Per Share" ("ASC No. 260-10"). ASC 260-10 requires the income or loss per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods.

        According to the provisions of ASC No. 260-10, the Company's preferred shares are not participating securities in losses and, therefore, are not included in the computation of net loss per share.

        Basic and diluted net loss per share is computed based on the weighted-average number of shares of ordinary shares outstanding during each year. Diluted loss per share is computed based on the

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

weighted average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with ASC 260-10. Basic and diluted net loss per share of ordinary shares was the same for each period presented as the inclusion of all potential ordinary shares outstanding was anti-dilutive.

        For the years ended December 31, 2011, 2012 and 2013, all outstanding preferred shares, options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive and the total preferred shares and options that have been excluded from the calculations was 13,758,838, 14,085,718 and 14,913,523, respectively.

        q.     Comprehensive income (loss):

        The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220, "Comprehensive Income"("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

        The Company has determined that its items of comprehensive loss relate to loss on unrealized gain from foreign currency translation adjustments offset by income on hedging derivatives instruments.

        The total accumulated other comprehensive loss, net was comprised as follows:

	Year ended December 31,
	2011	2012	2013
Accumulated foreign currency translation differences	$—	$—	$(296)
Accumulated income on derivative	—	—	33

Total accumulated other comprehensive loss, net	$—	$—	$(263)

        For the year ended December 31, 2012, the Company determined that its items of comprehensive income (loss) relate to functional currency translation of the Brazilian Subsidiary, the resulting translation adjustments were not reported as a component of other comprehensive loss in shareholders' equity (deficiency), due to immateriality.

        r.     Concentration of credit risks:

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted deposits.

        The majority of the Company's and its subsidiaries' cash and cash equivalents and restricted deposits are invested with major bank in Israel, Brazil and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        s.     Fair value of financial instruments:

        The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

        The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

        The carrying values of cash and cash equivalents, restricted deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

        The Company applies ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), with respect to fair value measurements of all financial assets and liabilities.

        The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks and third party valuations.

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—
Unobservable inputs which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        In accordance with ASC 820, the Company measures its foreign currency derivative contracts, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in note 2.h are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 3:—PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2012	2013
Government authorities	$207	$600
Hedging transaction asset	436	160
Prepaid expenses	1,502	3,644
Other current assets	151	326

	$2,296	$4,730

NOTE 4:—PROPERTY AND EQUIPMENT

        The composition of property and equipment is as follows:

	December 31,
	2012	2013
Cost:
Leasehold improvements	$2,219	$4,230
Computers, peripheral equipment and electronic equipment	1,424	2,245
Office furniture and equipment	264	482

	3,907	6,957
Less accumulated depreciation	1,625	2,726

Depreciated cost	$2,282	$4,231

        Depreciation expense amounted to $ 592, $ 871 and $ 1,229 for the years ended December 31, 2011, 2012 and 2013, respectively.

        During 2011, the Company moved to new offices. As a result the Company abandoned its former offices and recognized a capital loss of $ 127 due to the disposal of leasehold improvements.

NOTE 5:—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2012	2013
Accrued expenses	$3,162	$5,303
Hedging transaction liability	—	474
Deferred tax liability	56	126

	$3,218	$5,903

NOTE 6:—CREDIT LINE

        On June 24, 2013, the Company entered into a credit line agreement with Silicon Valley Bank (the "Lender") pursuant to which the Lender agreed to make a $ 10,000 line of credit available to the Company until December 31, 2014 (the "Credit Line").

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6:—CREDIT LINE (Continued)

        The Credit Line bears U.S. dollar denominated interest at annual equals to the prime rate as quoted in the Wall Street Journal print edition ("Prime Rate") plus 2.25% over the utilized amount of the Credit Line and 0.4% over the unutilized portion of the Credit Line. The Credit Line also includes certain affirmative and negative covenants as further described in the Credit Line agreement.

        In July 2013 the Company utilized half of the Credit Line, totaling $ 5,000. As part of the Credit Line agreement, the Company issued to the Lender 9,766 warrants to purchase Series E Preferred shares of the Company at an exercise price of $ 20.48 per share. The warrants can be exercised for 7 years term. Following the Company's Initial Public Offering ("IPO") process (refer to note 8b), these warrants were converted into 29,298 warrants of Ordinary shares with an exercise price of $ 6.83.

        In connection with the issuance of the warrants, the Company recorded $ 273 compensation expenses, which were recorded as financial expenses in the Company's consolidated statement of operations and comprehensive loss. This transaction was accounted for in accordance with ASC 470-20 "Debt with Conversion and Other Options".

        In November 2013 the Company repaid the utilized Credit Line in the amount of $ 5,000.

NOTE 7:—COMMITMENTS AND CONTINGENT LIABILITIES

        a.     Lease commitments:

        The Company and its U.S. Subsidiary rent their facilities under various operating lease agreements, which expire through 2018. In addition the Company leases certain motor vehicles under certain car operating lease agreement which expire through 2017. The minimum rental payments under operating leases as of December 31, 2013, are as follows:

	Rental of premises	Lease of motor vehicles
2014	$3,881	$299
2015	4,043	186
2016	2,250	132
2017	2,189	7
2018	2,069	—
Thereafter	4,291	—

	$18,723	$624

        Total rent expenses for the years ended December 31, 2011, 2012 and 2013 were $ 869, $ 1,376 and $ 2,008, respectively.

        Total motor vehicle lease expenses for the years ended December 31, 2011, 2012 and 2013 were $ 185, $ 272 and $ 312, respectively.

        b.     Pledges:

        The Company obtained bank guarantee in the amount of $ 2,969, in connection with an office lease agreement, credit cards and hedging transactions.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 7:—COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

        c.     Legal contingencies:

        The Company is currently not involved in any claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

        The Company was subject to a patent infringement litigation that was filed against it (and many other entities) on December 7, 2012 by CreateAds LLC. The complaint was filed in the United States District Court for the District of Delaware and alleges infringement of a U.S. Patent. In October 2013, the Company entered into a settlement agreement with CreatAds LLC, pursuant to which the Company agreed to pay CreatAds LLC in return for a full settlement and release of claims. The costs of settlement were immaterial to the Company.

NOTE 8:—SHAREHOLDERS' EQUITY

        a.     Composition of shares capital of the Company:

	December 31, 2012		December 31, 2013
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.01 par value each	21,055,626	6,926,403	500,000,000	37,493,217
Preferred A shares	902,669	902,669	—	—
Preferred B shares	2,179,935	2,179,935	—	—
Preferred B1 shares	1,408,550	1,408,550	—	—
Preferred C shares	913,861	913,861	—	—
Preferred D shares	1,272,940	1,272,940	—	—
Preferred E shares	1,303,503	1,025,227	—	—

	29,037,084	14,629,585	500,000,000	37,493,217

        b.     Initial Public Offering

        In November 2013, the Company completed IPO in which the Company issued and sold 5,712,446 Ordinary Shares at a public offering price of $16.50 per share and the selling shareholders sold 1,987,554 Ordinary Shares. The Company did not receive any proceeds from the sale of Ordinary Shares by the selling shareholders.

        During the IPO the underwriters received an option to purchase 1,155,000 Ordinary Shares of the company at the price of $16.50 for a period of one month following the IPO date. The total value of the underwriters options based on the Black-Scholes-Merton option pricing model amounted to $1,054 which was included in the additional paid-in capital balance and as IPO offering expenses.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8:—SHAREHOLDERS' EQUITY (Continued)

        During December 2013, the underwriters exercised their option to purchase additional 613,340 Ordinary Shares at the same IPO price per share.

        The total net proceeds received from the IPO were $93,564 after deducting underwriting discounts and commissions of $7,306 and other offering expenses of $3,506.

        c.     1.    Ordinary Shares:

          The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation after all the preferred shares received their preference amount in full as detailed below.

          2.     Preferred Shares:

          Following the Company's IPO, as described in note 8.b, all of the Company Preferred shares were automatically convert into ordinary shares in a conversion ratio of 1-to-3.

          3.     On October 12, 2013, the Company effected a three-for-one share split by means of a share dividend of two ordinary shares of each ordinary share then outstanding. As a result, the conversion rate of each preferred share, option and warrant was adjusted to reflect such share split. For accounting purposes, this transaction was recorded as a share split and accordingly (unless otherwise noted), all ordinary shares, options, warrants and earnings (losses) per share amounts have been adjusted retroactively for all periods presented in these financial statements.

        d.     Issuance of shares:

        In March 2011, the Company entered into a Series E Preferred Share purchase agreement, pursuant to which the Company issued an aggregate amount of 1,025,227 shares of Series E Preferred Shares, for total consideration of $ 20,855, net of issuance expenses in the amount of $ 145.

        e.     Share based payment:

        In April 2007, the Company's Board of Directors adopted an Employee Shares Incentive Plan (the "2007 Plan"). Under the 2007 Plan, options may be granted to employees, officers, non-employees consultants and directors of the Company and its Subsidiaries. The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. In October 2013, the Company's Board of Directors adopted a new Employee Shares Incentive Plan (the "2013 Plan"). The 2013 Plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to directors, employees, officers, consultants of the Company and its Subsidiaries.

        Under the Plans, as of December 31, 2013, an aggregate of 1,025,508 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8:—SHAREHOLDERS' EQUITY (Continued)

        The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2011, 2012 and 2013 was comprised as follows:

	Year ended December 31,
	2011	2012	2013
Cost of revenues	$40	$105	$490
Research and development	1,939	553	3,149
Sales and marketing	222	101	1,185
General and administrative	2,532	261	2,230

Total share-based compensation expense	$4,733	$1,020	$7,054

        The total equity-based compensation expense related to all of the Company's employees and non-employees consultants recognized for the years ended December 31, 2011, 2012 and 2013, was comprised as follows:

	Year ended December 31,
	2011	2012	2013
Employees	$4,692	$950	$6,573
Non-employees consultants	41	70	481

Total share-based compensation expense	$4,733	$1,020	$7,054

        Total unrecognized compensation cost amounted to $ 50,271 as of December 31, 2013, and is expected to be recognized over a weighted average period of approximately 4.43 years.

        In March 2011, in parallel to the Series E Preferred financing round of the Company and a small number of additional transactions, the investors purchased Ordinary shares of the Company, at a price per share equal to the price per Preferred Share in the period, from existing shareholders of the Company who are also officers, employees or service providers of the Company. Following such transactions, the Company recorded share-based compensation expense in the amount of $ 4,058 for the years ended December 31, 2011.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8:—SHAREHOLDERS' EQUITY (Continued)

        f.      Options granted to employees:

        A summary of the activity in options granted to employees for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2012	6,285,630	$0.60	7.82	$32,671
Granted	5,978,099	$4.44
Exercised	(1,064,689)	$0.41
Forfeited	(275,871)	$2.13

Balance as of December 31, 2013	10,923,169	$2.68	8.35	$263,982
Exercisable as of December 31, 2013	4,536,643	$0.66	7.01	$118.818

Vested and expected to vest as of December 31, 2013	10,284,516	$2.59	8.29	$249,466

        The computation of expected volatility is based on actual historical share price volatility of comparable companies. The expected option term represents the period of time that options granted are expected to be outstanding. For stock-option awards which were at the money when granted (plain vanilla stock-options), it is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For stock-option awards which were in the money when granted, a binomial model was used to determine the expected term as an input to the Black-Scholes-Merton option pricing model. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms.

        The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
Expected volatility	65%	70%	58% - 65%
Expected dividends	0%	0%	0%
Expected term (in years)	6.11	6.11	1.6 - 6.2
Risk free rate	1.7% - 2.3%	1% - 1.6%	0.2% - 2.6%

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8:—SHAREHOLDERS' EQUITY (Continued)

        A summary of options data for the years ended December 31, 2011, 2012 and 2013, is as follows:

	Year ended December 31,
	2011	2012	2013
Weighted-average grant date fair value of options granted	$0.71	$2.17	$8.80

Total intrinsic value of the options exercised	$1,414	$723	$28,151

Total fair value of shares vested	$517	$835	$5,118

        The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's Ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise. The fair value of the Company's Ordinary share is $ 26.85 per share as of December 31, 2013.

        The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2013:

Exercise price	Options outstanding as of December 31, 2013	Weighted average remaining contractual term	Options exercisable as of December 31, 2013	Weighted average remaining contractual term
		(years)		(years)
0.003	2,724,912	9.55	191,188	9.55
0.16	329,195	5.12	329,195	5.12
0.3	52,924	3.75	52,924	3.75
0.33	2,956,163	6.78	2,790,580	6.78
0.67	712,176	7.10	533,210	7.09
1.05	539,238	7.85	288,588	7.83
2.33	54,000	9.92	—	—
2.34	1,113,009	8.88	270,975	8.66
5.8	66,000	9.53	—	—
7.33	1,591,470	9.54	52,781	9.56
10.12	231,000	9.66	21,750	9.66
16.5	98,132	9.79	5,452	9.79
18.48	439,950	9.92	—	—
22.07	15,000	9.92	—	—

	10,923,169	8.35	4,536,643	7.01

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8:—SHAREHOLDERS' EQUITY (Continued)

        g.     Options granted to non-employees consultants:

        The following table summarizes information about the Company's outstanding and exercisable options to purchase Ordinary shares granted to non-employees consultants as of December 31, 2013:

Issuance date	Options outstanding as of December 31, 2013	Exercise price	Exercisable as of December 31, 2013	Exercisable Through
September 9, 2007	5,293	$0.30	5,293	September 9, 2017
November 21, 2008	3,570	$0.16	3,570	November 21, 2018
May 12, 2009	6,750	$0.16	6,750	May 12, 2019
January 25, 2011	33,000	$0.67	24,938	January 25, 2021
January 9, 2013	5,400	$2.34	5,400	January 9, 2023
February 13, 2013	10,000	$2.34	10,000	February 13, 2023

	64,013		55,951

        The following table set forth the parameters used in computation of the options compensation to non-employees consultants for the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
Expected volatility	65%	70%	65%
Expected dividends	0%	0%	0%
Expected term (in years)	7 - 10	7 - 10	6 - 10
Risk free rate	1.4% - 2.8%	1.8% - 2.9%	0.86% - 2.45%

        h.     A summary of RSU activity for the year ended December 31, 2013, is as follows:

	Number of shares	Weighted average grant date fair value
Unvested as of December 31, 2012	—	$—
Granted	122,668	$16.5

Unvested as of December 31, 2013	122,668	$16.5

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9:—INCOME TAXES

        The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

        a.     Corporate tax in Israel:

        In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribed, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011. The tax rate in effect for 2010 and 2011 was 25% and 24%, respectively.

        Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 5772-2011, (the "Tax Burden Law 2011"), was published by the Government of Israel. The Tax Burden Law 2011 cancelled the scheduled progressive reduction of the corporate tax rate that was approved in 2009 and instead set the corporate tax rate at 25% from 2012 and thereafter.

        On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes.

        These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas), taxing revaluation gains and increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

        The change in tax rates did not affect the deferred tax balances.

        b.     Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2012	2013
Domestic	$(22,758)	$(15,652)	$(31,555)
Foreign	230	1,176	4,407

Loss before taxes on income	$(22,528)	$(14,476)	$(27,148)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9:—INCOME TAXES (Continued)

        c.     Deferred income taxes:

        Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2012	2013
Deferred tax assets:
Net operating loss carry-forwards	$9,276	$14,083
Capital losses carry-forwards	48	52
Research and development expenses	3,738	5,856
Tax credit carry-forwards	115	148
Other	304	740

Deferred tax assets before valuation allowance	13,481	20,879
Valuation allowance	(13,366)	(20,678)

Deferred tax asset	$115	$201

Deferred tax liabilities:
Fixed assets	$56	$126

Deferred tax liabilities	$56	$126

        The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established to reflect the Company's tax depreciation of property and equipment, net which differs from depreciation recorded in the consolidated financial statements.

        d.     Income taxes are comprised as follows:

	Year ended December 31,
	2011	2012	2013
Current	$226	$567	$1,588
Deferred	(14)	(71)	(16)

	$212	$496	$1,572

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9:—INCOME TAXES (Continued)

	Year ended December 31,
	2011	2012	2013
Domestic	$63	$105	$321
Foreign	149	391	1,251

	$212	$496	$1,572

        e.     A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2011	2012	2013
Loss before taxes on income	$(22,528)	$(14,476)	$(27,148)

Statutory tax rate	24%	25%	25%

Theoretical income tax expense	(5,407)	(3,619)	(6,787)

Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	4,721	3,558	7,312
Deferred taxes on losses for which valuation allowance was provided, net	(416)	(146)	(2,075)
Non-deductible option expenses	1,127	238	1,899
Non-deductible expenses	73	46	94
Tax adjustment in respect of different tax rate of foreign subsidiary	223	305	975
Taxes in respect of prior years	(74)	—	—
Other	(35)	114	154

Income tax expense	$212	$496	$1,572

        f.      Net operating loss carry-forwards

        As of December 31, 2013, the Company had carry-forward operating and capital tax losses totaling approximately $ 55,440 and $ 210, respectively, out of which approximately $ 54,050 and $ 210 of losses, respectively were attributed to Israel and can be carried forward indefinitely and $ 1,390 were attributed to the U.S. Subsidiary and can be carried forward up until 2033.

        g.     The Law for the Encouragement of Capital Investments, 1959 (the "Law"):

        On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9:—INCOME TAXES (Continued)

major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        According to the law, the Company is entitled to various tax benefits by virtue of the "Beneficiary Enterprise" status granted to part of its enterprises, defined by this law.

        During 2010, the Company had applied by Tax Pre-ruling to the Israeli Tax Authorities ("ITA") to receive "Beneficiary Enterprise" status and elect 2009 as year of election. During 2011, the Company received a tax decision from the ITA that approves its request for "Beneficiary Enterprise" status and the Company elect 2009 as its year of election. Under the Investment Law and its Amendment and according to the tax decision, the Company is entitled to various tax benefits, defined by this law, under the "Alternative Benefits" track as a Beneficiary Enterprise.

        Pursuant to the beneficiary program, the Company is entitled to a tax benefit period of seven to ten years on income derived from this program as follows: the Company is fully tax exempted for a period of the first two years and for the remaining five to eight subsequent years is subject to tax at a rate of 10% - 25% (based on the percentage of foreign ownership of the Company).

        The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the year of election.

        If dividends are distributed out of tax exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Beneficiary enterprise in the year in which the income was earned, as if it had not chosen the alternative track of benefits.

        The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from Beneficiary enterprises, if the dividend is distributed during the tax benefits period or within twelve years thereafter. This limitation does not apply to a foreign investors' company. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

        The above benefits are conditioned upon the fulfillment of the conditions stipulated by the law and regulations published thereunder. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI.

        Management believes that the Company will meet the aforementioned conditions by the year of the elected operations.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

        Through December 31, 2013, the Company had not generated income under the provision of the new law.

        In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011. According to the amendment, the benefit tracks under the

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9:—INCOME TAXES (Continued)

Investment Law were modified and a uniform tax rate will apply to all of the income of an approved or beneficiary enterprise. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012—15%, 2013 and 2014—12.5% and in 2015 and thereafter—12%.

        Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law.

        The Company does not currently intend to implement the amendment, and intends to continue to comply with the Investment Law as in effect prior to enactment of the amendment.

        h.     Tax assessments:

        The Company and its subsidiaries did not have any final tax assessments as of December 31, 2013.

NOTE 10:—FINANCIAL (EXPENSES), NET

	Year ended December 31,
	2011	2012	2013
Bank charges	$(24)	$(28)	$(62)
Income (expenses) related to hedging activity	(239)	485	(102)
Interest expenses	—	—	(262)
Share based compensation related to warrants granted in connection with credit line	—	—	(273)
Exchange rate loss	—	(24)	(58)

Total income (expenses)	(263)	433	(757)

Interest income	147	54	154
Exchange rate gain	75	—	—

	222	54	154

Total financial income
Total financial income (expenses), net	$(41)	$487	$(603)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11:—BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2011	2012	2013
Numerator:
Net loss	$(22,740)	$(14,972)	$(28,720)
Dividends accumulated for the period(*)	(30,091)	(3,511)	(2,964)

Net loss available to shareholders of Ordinary shares	$(52,831)	$(18,483)	$(31,684)

Denominator:
Shares used in computing net loss per Ordinary shares, basic and diluted	6,355,428	6,822,720	11,597,826

(*)
Includes also consideration received by the Company for the issuance of Series E preferred share for the year ended December 31, 2011.

NOTE 12:—SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

        a.     The Company applies ASC topic 280, "Segment Reporting", ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

        b.     The following tables present total revenues for the years ended December 31, 2011, 2012 and 2013 and long-lived assets as of December 31, 2012 and 2013:

Revenues:

	Year ended December 31,
	2011	2012	2013
North America	$16,354	$26,280	$43,713
Europe	4,424	9,073	19,413
Latin America	1,561	4,260	8,909
Asia and others	2,261	4,063	8,438

	$24,600	$43,676	$80,473

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12:—SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Continued)

        Long-lived assets:

	December 31,
	2012	2013
North America	$194	$307
Europe	—	12
Latin America	—	—
Asia and others	2,088	3,912

	$2,282	$4,231

NOTE 13:—SUBSEQUENT EVENTS

        In February 2014, the Company acquired all the share capital of Appixia Ltd. for cash consideration of approximately $1.3 million.

        Appixia Ltd. develops a platform for building native mCommerce apps. The acquisition is intended to supports the Company's plans to continue strengthening its technological advantage and the depth of its product offering. The acquisition will be recorded in the Company's financial statements for fiscal year 2014.

 ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant
4.1
Amended and Restated Shareholders Agreement dated October 22, 2013, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.3	Wixpress Ltd. 2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.4	Wix.com Ltd. 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.5
Loan and Security Agreement, dated June 24, 2013, by and among Silicon Valley Bank, Wix.com, Inc. and the Registrant (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.6
Hostway Managed Server Service Agreement, by and between Hostway Services, Inc. and the Registrant, dated September 1, 2013 (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.7	Wix.com Ltd. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form F-1, as amended (Registration No. 333-191508))
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

QuickLinks

WIX.COM LTD.
FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
TABLE OF CONTENTS
INTRODUCTION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  Item 3. KEY INFORMATION
  Item 4. INFORMATION ON THE COMPANY
  Item 4A. UNRESOLVED STAFF COMMENTS
  Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Premium Subscriptions From First Quarter 2010 User Cohort
Premium Subscriptions in Fourth Quarter 2013 by User Registration Date
  Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  Item 8. FINANCIAL INFORMATION
  Item 9. THE OFFER AND LISTING
  Item 10. ADDITIONAL INFORMATION
  Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  Item 15. CONTROLS AND PROCEDURES
  Item 16. [Reserved]
  Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  Item 16B. CODE OF ETHICS
  Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
  Item 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
  Item 16G. CORPORATE GOVERNANCE
  Item 16H. MINE SAFETY DISCLOSURE
PART III
  Item 17. FINANCIAL STATEMENTS
  Item 18. FINANCIAL STATEMENTS
  Item 19. EXHIBITS
SIGNATURES
WIX.COM LTD. INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of WIX.COM LTD. (FORMERLY: WIXPRESS LTD.)
WIX.COM LTD. CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands
WIX.COM LTD. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS U.S. dollars in thousands (except per share data)
WIX.COM LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands
WIX.COM LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands (except share and per share data)
ANNUAL REPORT ON FORM 20-F INDEX OF EXHIBITS