Form 20-F
period 2014-12-31
Wix.com Ltd.
filed 2015-03-31
CIK 1576789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Eitan Israeli, Adv.
Vice President and General Counsel
Telephone: +972 (3) 545-4900
Wix.com Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
___________________________________ Ordinary shares, par value NIS 0.01 per share	___________________________________ The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2014, the registrant had outstanding 38,419,193 ordinary shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒   No ☐

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer.  See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

WIX.COM LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

INTRODUCTION

In this annual report, the terms “Wix,” “we,” “us,” “our” and “the company” refer to Wix.com Ltd. and its subsidiaries.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources.  These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information.  Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.  Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and “Item 3.D—Risk Factors” in this annual report.

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business.  The “Wix.com” design logo is the property of Wix.com Ltd.  Wix® is our registered trademark in the United States.  We have several other trademarks, service marks and pending applications relating to our solutions.  Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this annual report that are subject to risks and uncertainties.  These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  The statements we make regarding the following matters are forward-looking by their nature:

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

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.  The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us.  These statements are only predictions based upon our current expectations and projections about future events.  There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.  In particular, you should consider the risks provided under “Item 3.D—Risk Factors” in this annual report.

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

(i)

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.           Selected Financial Data

The following tables set forth our selected consolidated financial data.  You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report.  Historical results are not necessarily indicative of the results that may be expected in the future.  Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements appearing elsewhere in this annual report.  The consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands except share and per share data)
Consolidated Statements of Operations:
Revenues	$9,850	$24,600	$43,676	$80,473	$141,841
Cost of revenues(1)	2,223	5,290	9,233	15,257	26,108
Gross profit	7,627	19,310	34,443	65,216	115,733
Operating expenses:
Research and development(1)	7,315	14,746	16,782	29,660	57,832
Selling and marketing(1)	9,848	21,586	29,057	53,776	97,742
General and administrative(1)	1,779	5,338	3,565	8,307	15,803
Total operating expenses	18,942	41,670	49,404	91,743	171,377
Operating loss	(11,315)	(22,360)	(14,961)	(26,527)	(55,644)
Financial income (expenses), net	(19)	(41)	487	(603)	2,144
Other expenses	—	127	2	18	14
Loss before taxes on income	(11,334)	(22,528)	(14,476)	(27,148)	(53,514)
Taxes on income	155	212	496	1,572	3,052
Net loss	$(11,489)	$(22,740)	$(14,972)	$(28,720)	$(56,566)
Basic and diluted net loss per ordinary share(2)	$(4.30)	$(8.31)	$(2.71)	$(3.33)	$(1.49)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share(2)	5,835,897	6,355,428	6,822,720	11,597,826	37,847,093

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term deposits	$4,501	$10,374	$7,510	$101,258	$86,011
Restricted deposits	1,358	4,164	2,536	3,306	5,909
Total assets	7,631	18,577	16,055	115,355	118,422
Deferred revenues	5,133	10,181	18,984	37,184	66,598
Total shareholders' equity (deficiency)	(16)	3,086	(10,571)	62,296	18,650

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(dollars in thousands)
Supplemental Financial and Operating Data:
Collections(3)	$13,753	$29,648	$52,479	$98,673	$171,255
Adjusted EBITDA(4)	$(6,182)	$(12,457)	$(5,354)	$(1,897)	$(11,260)
Free cash flow(5)	$(6,374)	$(12,353)	$(4,555)	$1,173	$(6,422)

Number of registered users at period end(6)	6,523,968	16,951,837	28,225,857	42,126,246	57,945,346
Number of premium subscriptions at period end(7)	149,084	298,143	469,589	789,753	1,232,827
____________
(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Cost of revenues	$14	$40	$105	$490	$1,004
Research and development	659	1,939	553	3,149	6,594
Selling and marketing	95	222	101	1,185	2,533
General and administrative	343	2,532	261	2,230	3,806
Total share-based compensation expense	$1,111	$4,733	$1,020	$7,054	$13,937

(2)
Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2r and 12 to our consolidated financial statements included elsewhere in this annual report.

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Reconciliation of Revenues to Collections:
Revenues	$9,850	$24,600	$43,676	$80,473	$141,841
Change in long-term and short-term deferred revenues	3,903	5,048	8,803	18,200	29,414
Collections	$13,753	$29,648	$52,479	$98,673	$171,255

For a description of how we use collections to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating our business because it is a leading indicator of our revenue growth and the growth of our overall business. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for revenues recognized in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate collections differently or not at all, which reduces their usefulness as a comparative measure. You should consider collections along with other financial performance measures, including revenues, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.

(4)
Adjusted EBITDA is a non-GAAP financial measure that we define as net loss before Interest, bank charges & other financial expenses (income), net unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation amortization, and other unusual or non-recurring expenses share-based compensation expense and including the effect of the changes in deferred revenue and prepaid domain registration costs. The following table reconciles net loss, the most directly comparable U.S. GAAP measure, to adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Adjusted EBITDA
Net loss	$(11,489)	$(22,740)	$(14,972)	$(28,720)	$(56,566)
Interest, bank charges & other financial expenses (income), net	19	41	(487)	(18)	262
Unrealized losses (gains) on hedging transactions	—	—	—	469	(2,124)
Other expenses	—	127	2	18	14
Taxes on income	155	212	496	1,572	3,052
Depreciation	119	592	871	1,229	2,662
Amortization	—	—	—	—	153
Withdrawn secondary offering expenses	—	—	—	—	365
Acquisition related expenses	—	—	—	—	65
Share-based compensation expense	1,111	4,733	1,020	7,054	13,937
Change in deferred revenues	3,903	5,048	8,803	18,200	29,414
Change in prepaid domain registration costs	—	(470)	(1,087)	(1,701)	(2,494)
Total adjustments	5,307	10,283	9,618	26,823	45,306
Adjusted EBITDA	$(6,182)	$(12,457)	$(5,354)	$(1,897)	$(11,260)

For a description of how we use adjusted EBITDA to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating our business because the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net loss recognized in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure. You should consider adjusted EBITDA along with other financial performance measures, including revenues, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.

(5)
Free cash flow is a non-GAAP measure defined as cash flow from operating activities minus capital expenditures. The following table reconciles cash flow from operating activities, the most directly comparable U.S. GAAP measure, to free cash flow:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Reconciliation of cash flow provided by (used in) operating activities to free cash flow:
Net cash provided by (used in) operating activities	$(5,310)	$(10,599)	$(3,608)	$4,243	$(803)
Capital expenditures (a)	(1,064)	(1,754)	(947)	(3,070)	(5,619)
Free cash flow	$(6,374)	$(12,353)	$(4,555)	$1,173	$(6,422)
____________

(a)	Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.

For a description of how we use free cash flow to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after payment of capital expenditures relating to the necessary components of ongoing operations. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate free cash flow differently or not at all, which reduces their usefulness as a comparative measure. You should consider free cash flow along with other financial performance measures, including revenues, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.

(6)
Number of registered users at period end is defined as the total number of users, including those who purchase premium subscriptions, who are registered with Wix.com with a unique email address at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many users never publish a website. We have no means of assessing the level of engagement of a particular user following registration or how close a user is to potentially publishing their website. Accordingly, our use of the term “user” herein is not intended to necessarily indicate a level of engagement. See “—D. Risk Factors—Risks Related Our Business and Our Industry—The number of our registered users may be higher than the number of actual users and we have no means of assessing the level of engagement of a particular user following registration.”

(7)
A single user can purchase multiple premium subscriptions. Our premium subscriptions in any given period are derived from users that registered with us during that period and a range of prior periods with the largest contribution from most recently registered users. See “Item 5. Operating and Financial Review and Prospects—Overview—Premium Subscription Analysis.”

B.           Capitalization and Indebtedness

Not applicable.

C           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our business faces significant risks.  You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors which we face and which are faced by our industry.  Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. See “Special Note Regarding Forward-Looking Statements” on page i.

Risks Related to Our Business and Our Industry

Our results of operations and future prospects will be harmed if we are unable to attract and retain new registered users and premium subscriptions at a sufficient rate.

The number of new registered users we attract and retain is a key factor in growing our premium subscription base, which in turn drives our revenues and collections.  To date, we have grown the number of registered users and premium subscriptions through the provision of complimentary user-friendly, drag-and-drop web development, design and management software, which can be upgraded to a subscription-based package with various additional solutions and services.  Over 60% of our new premium subscriptions in any given month are generated by users who registered in earlier months.  We therefore attribute considerable importance to continued growth of our user base since they are our primary source of premium subscriptions.  A number of factors could impact our ability to attract new and retain registered users and premium subscriptions, including:

•	the quality and design of our platform compared to other similar solutions and services;

•	our ability to develop new technologies or offer new products and service offerings;

•	the pricing of our solutions and services compared to our competitors;

•	the reliability and availability of our customer service;

•	our ability to provide value-added third-party applications, solutions and services that integrate into our solutions;

•	perceptions of the security of our platform and the impact of cyber attacks on our registered users’ data;

•	unexpected increases in the cost of acquiring new registered users; and

•	our ability to expand into new geographic markets.

Our results of operations would be adversely affected if our selling and marketing activities fail to generate traffic to our website, users and premium subscriptions at the levels that we anticipate or fail to generate such traffic on a cost-effective basis.

We acquire many of our users through paid marketing channels, such as cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of the users acquired through these channels purchase premium subscriptions over time.  In order to maintain our current revenues and grow our business, we need to continuously optimize our marketing campaigns aimed at acquiring new registered users and premium subscriptions. In the years ended December 31, 2012, 2013 and 2014, advertising expenses were $21.5 million, $41.0 million and $74.0 million, respectively, representing 41%, 42% and 43% of our collections, respectively.  We conduct search engine optimization and A/B testing, a marketing approach which aims to identify which changes to our website will increase or maximize user interest and user acquisition.  We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions.  However, we may fail to accurately predict user acquisition, interest, or to fully understand or estimate the conditions and behaviors that drove historical user behavior and thus, fail to generate the return on marketing we expected.  For example, events outside our control, such as announcements by our competitors or other third-parties of significant business developments, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. An unexpected increase in the marginal acquisition cost of new registered users may also have an adverse effect on our ability to grow the number of our registered users and premium subscriptions. In addition, we are investing a significant portion of our marketing expenses in more traditional advertising and promotion of our brand, including through radio and television commercials (including a nationally televised campaign in the U.S. during the Super Bowl XLIX) and sponsorships, the effectiveness of which is more difficult to track than online marketing.  If any of our marketing campaigns prove less successful than anticipated in attracting users and premium subscriptions, we may not achieve our return-on-investment targets, and our rate of user and premium subscription acquisition may fail to meet market expectations, which could have a material adverse effect on our share price.

Our limited operating history in a new and developing market makes it difficult to evaluate our current business and future prospects, and may increase the risk that we will not be successful.

We were founded in 2006 and the majority of our revenue growth has occurred since 2011.  This short history makes it difficult to assess effectively our future prospects or predict our future performance.

We also operate in a new market the development of which is difficult to predict and that may not develop as expected.  We believe that the growth in our user base and revenues may indicate that our business strategy is successful, but you should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that we operate in a new and developing market, that elements of our business strategy are new and subject to ongoing development, and that new competitors may enter our market and existing competitors are also growing their business and their marketing budgets.

If the security of the confidential information or personal information of our users and the visitors to our users’ websites stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

Due to the nature of our business, our system stores personally identifiable information, credit card information and other critical data for our users and the visitors of our users’ websites.  We cannot be sure that the steps that we have taken to protect the security, integrity and confidentiality of the information we collect and store will succeed in preventing inadvertent or unauthorized disclosure.  Like many online companies, we have experienced attempts by third parties to circumvent the security of our systems, although we are not aware of any successful attempts.  For example, during 2014 and the first quarter of 2015 we experienced a number of attempts by hackers to penetrate our internal network and hosted servers using various techniques, including tailored phishing attacks, that we managed to block. In the future, we may not be successful in identifying, blocking or otherwise preventing access to our systems, despite our security measures.  Since techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our users’ data, our brand may be negatively impacted, our relationships with our users may be damaged, our users may choose to cancel their subscriptions, and we could incur liability and be subject to regulatory investigations and fines, negatively impacting our financial performance which may result in a decline of our stock price.  In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain partners require us to notify them in the event of a security incident.  These mandatory disclosures regarding a security breach sometimes lead to negative publicity and may cause our users to lose confidence in the effectiveness of our data security measures.  Any security breach, whether actual or perceived, may harm our reputation, and we could lose users or fail to acquire new users.

If our security measures fail to protect credit card or personally identifiable information adequately, we could be liable to both our users for their losses, as well as to the vendors under our agreements with them such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our users and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition.  There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.  We also cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim.  The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not be able to achieve profitability in the future.

We have incurred net losses in each fiscal year since our inception and, as of December 31, 2014, we had an accumulated deficit of $145.1 million.  We expect that our operating expenses will continue to increase in the near term primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions.  We seek to leverage these expenses across a growing base of premium subscriptions while maintaining or increasing the amount of revenues per premium subscription in order to achieve profitability.  Nevertheless, if we are unable to grow our premium subscriptions at the required rate or to maintain or increase revenues per premium subscription, or if we incur unexpected expenses, we may be unable to achieve or sustain profitable operations.

A decrease in annual subscriptions or renewal rates of our existing premium subscriptions could adversely impact our collections and revenues, result in delayed or lower than forecasted profitability, and harm our ability to forecast our business.

The rate at which annual premium subscriptions are purchased and the rate at which premium subscriptions are renewed significantly impact the overall number of premium subscriptions and, as a result, our collections and our revenues.  Our annual subscription renewal rates have historically increased based on the length of time a subscription has been active.  One of the key drivers of renewal rates is whether premium subscriptions are annual or monthly. Annual subscriptions have higher renewal rates than monthly subscriptions since there is one-twelfth as many opportunities in a given annual period to fail to renew a subscription than a monthly subscription whether deliberately or through failure to update payment information upon expiration.  As such, our overall renewal rates may drop if there is a decrease in the number of premium annual subscriptions compared to premium monthly subscriptions and will affect our ability to forecast our future results of operations.  If the number of annual premium subscriptions or renewal rates fail to meet our expectations, our profitability and future prospects may be adversely impacted. In addition, premium subscriptions currently renew automatically at the end of each subscription period unless they cancel their subscription in advance.  Any limitation or restriction imposed on this ability to bill our users on a recurring basis, whether due to new regulations or otherwise, may significantly lower the renewal rate of our subscriptions.

If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of users and premium subscriptions may be impaired, and our business and financial results may be harmed.

Maintaining, promoting and enhancing the Wix brand is critical to expanding our base of users and premium subscriptions.  For both users and premium subscriptions, we market our solutions and services primarily through cost-per-click advertisements on search engines and social networking sites, participation in social networking sites, free and paid banner advertisements on other websites, and small Wix advertisements on our users’ websites that do not currently have a premium subscription, and through more traditional advertising, including radio and television commercials.  Our ability to attract additional users depends in part on increasing our brand recognition.  In addition, our solutions and services are also marketed through free traffic sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines.

Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, secure, and innovative solutions and services, which we may not do successfully.  We may introduce new solutions or terms of service that users do not like, which may negatively affect our brand. Additionally, if users have a negative experience using third-party applications and websites integrated with Wix, such an experience may affect our brand.  Our Wix Arena Marketplace enables independent web designers to offer their services to users who engage them directly. We do not conduct any evaluation of these designers’ credentials. Our App Market enables third party developers to offer their applications to our registered users and premium subscribers. We conduct a limited evaluation of the developers of third party applications in our App Market which is focused mainly on the technical functionality of applications. There is no assurance that the applications in our App Market meet security or privacy industry standards. Our reputation may be harmed if any of the services provided by these independent designers and developers do not meet users’ quality or security expectations.  Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. Additionally, errors, defects, disruptions, security vulnerabilities or other performance problems with our products and platform, including the products and solutions we license from third parties, may reduce our revenue, harm our reputation and brand and adversely affect our ability to attract new users and premium subscriptions, especially if these errors occur when we introduce new services or features.  If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, we could be subject to claims regarding our business and financial results may be adversely affected.

We are subject to privacy and data protection laws and regulations as well as contractual privacy and data protection obligations, and our failure to comply with these or any future laws, regulations, or obligations could subject us to sanctions and damages and could harm our reputation and business.

We hold certain personal data of our users, primarily, username and email address, geo-location, usage data and additional information, and may hold certain personal data of the visitors to our users’ websites.  Since the first quarter of 2013, we also collect billing information, such as credit card numbers, full names, billing address and phone numbers. With respect to the credit card data, we have implemented data security standards, operating rules and certification requirements in accordance with PCI Data Security Standards and we have maintained PCI compliance level 1 certification since February 2013.  We recently launched WixHive. The WixHive API captures a variety of actions or activities taken by a user's website visitors such as contact information, messages, purchases, bookings and more. Activity data for each site is stored and managed in a centralized database dedicated to that site, and can be accessed by installed apps and the site's owner through a dashboard.

We are subject to the privacy and data protection laws and regulations adopted by Israel and potentially, other jurisdictions.  For example, although we do not have an operating entity in the Netherlands, the control that we exert over our servers in the Netherlands may result in our activities in Europe being deemed to be subject to Dutch law.  Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law.  Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our users, and possibly the visitors to our users’ websites.  We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards (including voluntary third-party certification bodies such as TRUSTe) relating to privacy and data protection.  We are also subject to the privacy and data security-related obligations set forth in our terms of use with our users, and we may be liable to third parties in the event we are deemed to have wrongfully processed personal data.

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future.  In particular, the European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws.  For example, the European Union issued a proposal for a new General Data Protection Regulation at the beginning of 2012 which will replace the European Data Protection Directive and is likely to include more stringent obligations for online businesses, While we cannot predict if or when the proposed regulation will take effect, if implemented, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and are likely to incur additional cost should we become subject to these and other laws and regulations, which could force us to incur material costs or require us to adapt our business.

In addition, the Russian parliament recently adopted a set of amendments to the Russian Federal Law on Personal Data, stating that personal data pertaining to Russian citizens must be processed with the use of databases located in Russia, when collecting such data.  It is still not clear whether it will be legal to integrate databases located in Russia with databases and software located on foreign servers, or to copy data from such Russian databases to non-Russian servers.  The effective date of these legislative changes is currently set for September 1, 2015, and as we continue to monitor their implementation, we expect additional clarifications to be made by the Russian data protection authority (Roscomnadzor).

A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation.  These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resource, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions.

Our results of operations and business could be harmed if we fail to manage the growth of our infrastructure effectively or seek to expand our infrastructure into additional geographic locations.

We have experienced rapid growth in our business and operations, which places substantial demands on our operational infrastructure.  The scalability and flexibility of our cloud-based infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth.  The significant growth in the number of users and transactions has increased the amount of both our stored marketing and research data and the data of our users.  In the future, we may be required to allocate resources, including spending substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure in order to handle increased customer traffic or in order to comply with data protection regulations in jurisdictions in which we provide our services.  Any loss of such data due to disruptions in our infrastructure could result in harm to our brand or reputation.  Moreover, as our user base grows, and as users rely on our platform for more complicated tasks, we will need to devote additional resources to improving our infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform and solutions.  Our need to effectively manage our operations and growth will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures.  We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our growth.  If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, and failure to protect against cyber attacks, could adversely affect our business.

We rely on leased servers, cloud service providers and other third-party hardware and infrastructure to support our operations.  Our primary data centers are located in two geographically separate locations in the United States with a back-up data center in Europe.  We lease our primary data centers in the United States from Hostway Services, Inc. pursuant to an agreement which may be terminated by either party at any time with 180 days advance notice.  We currently sublease cloud storage from Amazon.com, Inc. and Google Inc. If Hostway ceases to make its data centers available to us without sufficient advance notice or if we are unable to utilize cloud services from Amazon and Google, we would likely experience delays in delivering our solutions until migration to an alternate data center provider is completed. The owners and operators of these data centers and cloud services do not guarantee that our users’ access to our platform will be uninterrupted or error-free.  We do not control the operation of these facilities and such facilities could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct.

We and our hosting providers have in the past been subject to cyber-attacks, which have caused interruptions in our service.  For example, since the beginning of 2014, we have been and continue to be the target of malicious denial-of-service, or DDoS, attacks, a technique used by hackers to take an internet service offline by overloading its servers. The scale of a number of such attacks caused us and some of our user websites to experience significant but intermittent downtime.  Further, our servers and data centers are vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events.  Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.  Disruptions to these servers could interrupt our ability to provide our platform and solutions and materially adversely affect our business and results of operations.

Our revenues may not increase if we are unable to maintain market share for mobile sites and applications, or if our mobile products fail to achieve widespread acceptance, which may affect our business and future prospects.

Consumers are increasingly accessing the Internet through devices other than personal computers, including mobile phones, smartphones and tablets.  This trend has increased dramatically in the past few years and is projected to continue to increase.  Acknowledging this trend, we launched our first free mobile offering in 2011, offering our users the ability to quickly and easily deploy an HTML5 mobile-optimized website and followed with a further enhanced mobile product in October 2013.  The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, evolving industry standards, continuous improvement in performance characteristics and rapid adoption of technological and product advancements.  We may incur additional costs in order to adapt our current functionalities to other operating systems and we may face technical challenges adapting our products to different versions of already supported operating systems, such as Android variants offered by different mobile phone manufacturers.  If we are unable to offer continual improvements to our mobile solutions or adapt their functionalities to new and different operating systems, our mobile solutions may fail to achieve widespread acceptance by our users.  Additionally, the providers of certain platforms, such as Apple, may limit or restrict access entirely to their platforms.  Therefore, our revenues may not increase even if we continue to penetrate the mobile device market. Furthermore, we are dependent on the interoperability of our products with third-party mobile devices and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect usage of our products.

We rely on search engines and social networking sites to attract a meaningful portion of our users, and if those search engines or social networking sites change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new users.

We rely on search engines and social networking sites to attract new users, and many of our users locate our website and solutions by clicking through on search results displayed by search engines such as Google and Yahoo!, and advertisements on social networking sites such as Facebook.  Search engines typically provide two types of search results, natural (i.e., non-paid) and purchased listings.  Natural search results are determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased.  Advertisers can also pay search engines to place listings more prominently in search results and websites in order to attract users to advertisers’ websites.  To some extent, we rely on natural searches in order to attract free traffic to our website.  We seek to increase the likelihood that our website is displayed prominently when a potential user searches for a way to build a website.  Nevertheless, we cannot be sure that our efforts to optimize search engine results will succeed.  Search engines revise their algorithms from time to time in an attempt to optimize their search result listings.  If search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in fewer users clicking through to our website. Furthermore, competitors may in the future bid on our name from search services in an attempt to capture potential traffic.  Preventing such actions and recapturing potential traffic could increase our expenses.  Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising.  If any change to these policies delays or prevents us from advertising these through channels, this could result in fewer users clicking through to our website.

We may face challenges expanding our premium subscription base and increasing revenues in emerging markets due to difficulties in these markets associated with payment collections as well as legal, economic, tax and political risks that are greater than more developed markets.

Expanding our business into emerging markets is an important component of our growth strategy and presents challenges that are different than those associated with more developed international markets.  In particular, regulations limiting the use of local credit cards could constrain our growth in certain countries.  For example, regulations in certain countries do not permit recurring charges on credit cards.  In the last quarter of 2011, we established a Brazilian subsidiary to process local credit cards in Brazil in compliance with Brazilian currency controls. In 2014, we established a subsidiary in Mexico to facilitate local payments in compliance with Mexican regulations. We may continue to establish subsidiaries in order, among others, to comply with regulations in the respective jurisdictions in which we provide our services. It is often difficult to establish an effective local business model, and we may need to enter into agreements with third-parties to process credit cards on our behalf or modify our business plans or operations in order to establish a local presence in emerging countries, which may delay our entry into these markets or increase our costs.  Additionally, in emerging markets we face the risk of more rapidly changing government policies and encountering sudden currency devaluations.  Currency controls in emerging countries may make it hard for us to repatriate collections or profits that we generated in a particular country.  It is possible that governments of one or more countries may censor or block access to the Internet or specifically our website due to political concerns or in response to certain incidents or significant events, thereby preventing people in these countries, including our users, from accessing our products.  The growth of our business may be materially adversely affected if we are unable to expand our user base in emerging markets.

We face potential liability and expense for legal claims based on the content on our platform.

Our platform allows users to create and manage websites.  At present, we do not require that our users post on their websites, or require their visitors to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy.  If our users do not post or require agreement to the appropriate documentation and policies on their websites, or should our users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communication Decency Act, then they may expose themselves to civil and criminal liability under applicable law, for example, where the visitors post information which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights or where our users or their suppliers fail to process personal data in accordance with applicable law.  It is possible that we could also be subject to liability.  Certain jurisdictions, including the United States and countries in Europe, have adopted laws relating to the liability of providers of online services for activities of their users and other third parties, including with respect to defamation, invasion of privacy and other torts, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users.  Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business.  In such circumstances we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to.  Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position.  Further, our indemnity from the users may also not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity.  In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.  Any such adverse legal or regulatory developments could substantially harm our operating results and business.

Activities of users or the content of their websites could damage our reputation and brand, or harm our ability to expand our base of users and premium subscriptions, and our business and financial results.

Our reputation and brand may be negatively affected by the actions of users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or by users acting under false or inauthentic identities or by users that are using our product to conduct illegal activities.  This particularly applies to our users who do not have premium subscriptions and who therefore maintain the “Wix” logo on their websites.  We do not monitor or review the appropriateness of the domain names our users register or the content of our users’ websites, and we do not have control over the activities in which our users engage.  While we have adopted policies regarding illegal or offensive use of our services by our users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities.  The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

We are exposed to risks associated with credit card and debit card payment processing.

We accept payments primarily through credit and debit card transactions and provide a portal for users to submit credit or debit card information for processing.  We are subject to a number of risks related to credit and debit card payments, including:

•	we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our operating expenses;

•	if our billing systems fail to work properly and, as a result, we do not automatically charge our premium subscriptions’ credit cards on a timely basis or at all, we could lose revenues; and

•
if we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for other credit and debit card transactions or issuers, may increase, or issuers may terminate their relationship with us.

Our billing system interfaces with a number of different gateway providers that link to a number of different payment card processors based on the jurisdiction and other factors.  In connection with this system, we have implemented data security standards, operating rules and certification requirements in accordance with Payment Card Industry, or PCI, Data Security Standards in connection with internal control requirements under Israeli law and we have maintained PCI compliance level 1 certification since February 2013.  There can be no assurance that our billing system data security standards, or those of our third-party service providers, will adequately comply with the billing standards of any future jurisdiction in which we seek to market our service offering.

If we do not or cannot maintain the compatibility of our platform and solutions with third-party applications change or if the third-party applications that we offer fail to keep pace with competitors’ offerings, demand for our solutions and platform could decline.

The attractiveness of our platform depends, in part, on our ability to integrate third-party applications which our users desire into their websites or develop those services directly.  Third-party application providers may change the features of their applications and platforms or alter the terms governing use of their applications and platforms in an adverse manner.  Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms.  Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business.  Additionally, competitors may offer functionality our users desire and our competitors may offer better functionality than the third party applications integrated in our platform.  If we fail to integrate our platform with new third-party applications that our users need for their websites or develop them directly, or adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our users expect, which would negatively impact our offerings and, as a result, harm our business.

Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which users interface with our platform.

The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise.  In the future, operating system providers, such as Microsoft or Apple, or any other provider of Internet browsers, could introduce new features that would make it difficult to use our platform.  In addition, Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications such that they would be incompatible with our products and solutions, or prevent end users from accessing our users’ sites.  For example, operating systems or major Internet browsers such as Firefox, Internet Explorer, Chrome or Safari, could become unstable or be incompatible with HTML5-based products and solutions.  Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for users to access our platform or end-users to access our users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects.

Our ability to enhance our products may be harmed if we are unable to attract and retain sufficient research and development personnel.

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform.  Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region.  We also engage a team of developers in Ukraine through a third-party service organization and directly with local subcontractors, and we have engaged a team of local developers in Lithuania in order to benefit from the significant pool of talent that is more readily available in each of those markets. Many larger companies expend considerably greater amounts on employee recruitment and may be able to offer more favorable compensation and incentive packages than us.  If we cannot attract or retain sufficient skilled research and development or marketing employees, our business, prospects and results of operations could be materially adversely affected.

Our future prospects may be adversely affected if we are unable to generate revenues from sources other than our premium subscription packages.

In addition to our editor, we provide all of our users with access to additional products and services that enhance their digital presence.  For example, in the last quarter of 2012 we launched the Wix App Market, which is integrated into our platform.  Through the App Market, we offer our users a range of software applications that can be integrated as add-ons to their free or premium websites.  The App Market offers both applications that are developed by us and by third-party developers.  We cannot offer any assurances that sales of applications or other value-added solutions and services we may offer in the future will be a significant part of our revenues.  In addition, our selling efforts for these items may negatively impact our users’ perception of us due to our email marketing to generate sales.  If we do not succeed in selling these items, our future prospects may be adversely affected.

We may face increased competition in a highly competitive market.

While there are other providers who offer features similar to those features found in our solutions, we believe that we do not compete with traditional web development firms as we focus on not only web development but also technology, design and business work flow processes.  Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers, as well as those who offer domain registration services, particularly using a freemium business model similar to ours or premium only business model.  In the future, we may experience increased competition from web design companies if they broaden their product and service offerings, or lower their pricing.  In addition, it is possible that other providers may in the future decide that offering a platform similar to our platform represents an attractive business opportunity.  In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources.  These companies may use these advantages to offer solutions and service similar to ours at a lower price, develop different solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements.  Increased competition could result in us failing to attract users or obtain premium subscriptions at the same rate.  It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.

If we fail to develop and introduce new products and services and keep up with rapid changes in design and technology, our business may be materially adversely affected.

Our future success will depend on our ability to improve the look, function, performance and reliability of our solutions and services, including integrating Apps developed by third parties.  The development of new and upgraded solutions and new service offerings involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform.  Further, our design team spends a significant amount of time and resources in order to incorporate various design elements, such as customized colors, fonts, content and other features into our new and upgraded solutions.  The introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending.  We must also manage our existing offerings, as we continually test, support, and market these solutions and applications.  Our revenues and competitive position could be materially adversely affected if we fail to improve our design features or technology, or if our solutions fail to achieve widespread acceptance.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for our users, and a focus on attractive designs and technologically advanced products. Other than our executive officers, as a result of our growth, most of our employees have been with us for fewer than two years.  As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees, including employees in international markets.  As a result, we may find it difficult to maintain important aspects of our corporate culture, which could limit our ability to innovate and operate effectively.  Any failure to preserve our culture could also negatively affect our ability to retain current and recruit new personnel, continue to perform at current levels or execute on our business strategy.

If we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed.

We believe our focus on customer support is critical to retaining, expanding and further penetrating our user base.  As a result, we have invested in the quality and training of our customer support and call center personnel.  If we are unable to maintain a consistently high level of customer service, we may lose existing users and find it more difficult to attract new users.  In addition, regardless of the performance of our customer support and call center, users of online services base their purchasing decisions on a number of factors, including price, design, integration abilities, functionality of services, reputation and ease of use.  If we fail to maintain adequate customer support which improves the functionality of our solutions and their ease of use, our reputation, financial results and business prospects may be materially harmed.

Our business relies on the experience and expertise of our senior management and other key personnel.

The success of our business is dependent to a large degree on the continued service of our executive officers.  If we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer.  We do not carry key person insurance on any of our executive officers or other key personnel.  We have entered into employment and services agreements with our executive officers and key employees that contain non-compete covenants.  Despite these agreements, we may not be able to retain these officers and employees.  If we cannot enforce the non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or prevent our employees from establishing their own competing ventures, either of which could materially adversely affect our business and results of operations. In addition, we have grown significantly in recent years and it may be harder to retain employees that seek to work at a smaller organization.  Finally, given our increased profile as a public company, our employees are more likely to be the targets of attempts by competitors and others to hire them away from us.

Exchange rate fluctuations may negatively affect our results of operations.

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2014, approximately 70% of our revenues were denominated in U.S. dollars and approximately 30% in other currencies, primarily in Euros, British Pounds and the Brazilian Real.  Conversely, in 2014, approximately 61% of our cost of revenues and operating expenses were denominated in U.S. dollars, approximately 38% in New Israeli Shekels, or NIS.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).  We estimate that a 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net loss by approximately $7 million in 2014. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.  We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non U.S. dollar-denominated operations, as appropriate and as reasonably available to us. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Because we recognize revenues from premium subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in full in our operating results.

We recognize revenues over the term of our contracts.  During 2014, approximately 75% of our premium subscriptions were annual subscriptions and approximately 25% were monthly subscriptions.  As a result, much of the revenue we report each quarter is the recognition of deferred revenue from premium subscriptions entered into during previous quarters.  Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters.  Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not reflected in full in our results of operations until future periods.

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

U.S. Laws and Regulations

We are subject to U.S. laws and regulations that may govern or restrict our business and activities in certain countries and with certain persons, including the trade and economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and the export administration regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security, or BIS.

In the course of an internal review in early 2013, we determined that we had 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with geographic internet protocols, or GEOIP, addresses in Cuba, Iran, North Korea, North Sudan or Syria (“U.S. Sanctioned Countries”) or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries.  As part of a subsequent internal review, we also determined that we had 32,600 users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries.

In May 2013, we made a voluntary self-disclosure to OFAC and BIS.  We cannot predict if and when OFAC and BIS will complete their respective reviews and determinations as to whether any violation of relevant U.S. sanctions or export laws occurred or is ongoing.  In case of an apparent violation, OFAC and/or BIS could decide not to impose penalties but issue only a warning or cautionary letter.  However, if OFAC or BIS determines that we have violated applicable regulations, we may face civil and/or criminal penalties and may also suffer reputational harm, any of which could have a material adverse effect on our business and financial results.

We have undertaken a number of remedial measures, including terminating the users and the premium subscriptions that may have been from a U.S. Sanctioned Country, and blocking the ability of existing and new users—with or without a premium subscription—that have a GEOIP address in a U.S. Sanctioned Country to access our cloud-based software or services.  We have also since instituted new daily screening practices and updated our systems to prevent users from U.S. Sanctioned Countries entering billing information with an address in that location.

Israeli Laws and Regulations

The Israeli Trading with the Enemy Ordinance—1939 (the “Ordinance”) prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries.  The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria (“Israeli Sanctioned Countries”).  The Ordinance was enacted in 1939 and does not expressly address online services.  We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services that we provide.

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

Our business could be affected by new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted use of the Internet in most parts of the world.  The legal and regulatory environment pertaining to the Internet, however, is uncertain and may change.  New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions.  These changes could affect:

•
the liability of online service providers for actions by customers, including fraud, illegal content, spam, phishing, libel and defamation, infringement of third-party intellectual property and other abusive conduct;

•	other claims based on the nature and content of Internet materials;
•	user privacy and security issues;
•	consumer protection;
•	characteristics and quality of services; and
•	cross-border e-commerce.

The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business, subject our business to increased liability or prevent us from delivering our services over the Internet, or in specific jurisdictions thereby materially harming our business and results of operations.

The future growth of our business depends in significant part on increasing our international user base.

As our level penetration in certain of our traditional markets increases, we are looking to expand our presence in new markets, including in emerging countries.  As a result, we are in the process of localizing our products in numerous markets, languages and currencies, expanding our systems to accept payments in forms that are common in various target markets and tailoring our customer support. We intend to continue our international expansion efforts. To achieve our goals, we must continue to hire and train experienced personnel to staff and manage our international expansion. Our international expansion efforts may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target.  In addition, the expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. We may also face pressure to lower our prices in order to compete in emerging markets, which could adversely affect revenue derived from our international operations. These and other factors associated with our international operations could impair our growth prospects and adversely affect our business, operating results and financial condition.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers

Our services depend on the ability of our users to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our products and increase our operating costs. For example, the Federal Communications Commission, or the FCC, recently proposed new rules that would allow Internet service providers to charge content providers higher rates in order to deliver their content over certain “fast traffic” lanes. To the extent the FCC’s proposed rules are ultimately implemented, Internet service providers could attempt to use this ruling to impose higher fees and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.”

Due to the global nature of our business, we could be adversely affected by violations of anti-bribery laws.

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act 2010, and the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.  In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.  We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and sell our products to customers around the world, which geographically stretches our compliance obligations.  In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations.  We cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act.  If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

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

There can be no assurance that third parties will not assert that our solutions, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights.  Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties.  Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours.  We entered into settlement agreements in the past with two NPEs with respect to patent infringement claims.

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

We use open source software in connection with our software development.  From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms, and we may be subject to such claims in the future.  Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user.  While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, it is our view that we do not distribute our software, since no installation of our software is necessary and editing and design platform is accessible solely through the “cloud.” Nevertheless, this position could be challenged.  Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

The number of our registered users may be higher than the number of actual users, and we have no means of assessing the level of engagement of a particular user following registration.

We use the definition “user” to mean the number of unique email addresses registered on Wix.com.  The number of users as we define it may be higher than the actual number of users because some users have multiple registrations and others may have registered under different or fictitious names.  In addition, we have no means of assessing the level of engagement of a particular user following registration.  The length of time that users take following registration to design and publish a website varies significantly from hours to years.  Some users may never publish a website, but have not cancelled their registration.  Even if it were measurable, we do not consider the level of engagement of our registered users to be material to our business.  Rather, we consider the rate at which users from a particular period generate premium subscriptions to be material to our business.  For example, in the fourth quarter of 2014, 36% of our premium subscriptions were purchased by users that registered with us in the same quarter and the remaining 64% were from users who registered in earlier quarters.  Nevertheless, if the number of our registered users is materially inconsistent with the number of our actual users, our user base, which we believe is important to the growth of our premium subscriptions, may be overstated.  If that is the case, our business may not grow as fast as we expect, and our financial results and business prospects may be harmed.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our contractors or employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us.  Under the Israeli Patent Law, inventions conceived by an employee or a person deemed to be an employee during the scope of their employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights.  The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, a body constituted under the Patent Law, shall determine whether the employee or contractor is entitled to remuneration for their inventions.  Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights.  Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration or the criteria or circumstances under which an employee’s assignment of all rights and/or waiver of his or her right to remuneration will be disregarded.  Although our contractors or employees have agreed to assign to us service invention rights, we may face claims challenging such agreements and demanding remuneration in consideration for assigned inventions.  As a consequence of such claims, we could be required to pay additional remuneration or royalties to our contractors or employees, or be forced to litigate such claims, which could otherwise negatively affect our business.

U.S. states may seek to impose state and local business taxes and sales/use taxes and current value added taxes on Internet sales in Europe and elsewhere may increase.

There is a risk that U.S. states could assert that we or our non-U.S. subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes.  This risk exists regardless of whether we and our non-U.S. subsidiaries are subject to U.S. federal income tax.  States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet.  We and our non-U.S. subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our non-U.S. subsidiaries give rise to a nexus.  We and our non-U.S. subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Additionally, pending legislation in the U.S. Congress, if enacted, could grant states additional authority to collect sales/use taxes on the sale of our premium subscriptions over the Internet  Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subjected to sales/use taxes, which may decrease the likelihood that such users would purchase or continue to renew their premium subscriptions.  Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction, may increase and cause either our prices to increase or our collections and revenues to decline.  New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business.

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

Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $32.69 per share and as low as $14.28 per share through March 30, 2015.  In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our and our competitors’ results of operations;

•	variance in our and our competitors’ financial performance from the expectations of market analysts;

•	announcements by us or our competitors or other global corporations of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	announcements of technological innovations by us or our competitors;

•	changes in the prices of our solutions;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	our sale of ordinary shares or other securities in the future, or such sales by our significant shareholders;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations.  Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance.  In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company.  If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

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

A small number of significant beneficial owners of our shares acting together have a significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The largest beneficial owners of our shares, entities and individuals affiliated with Mangrove Capital Partners and Bessemer Venture Partners, as of February 28, 2015, beneficially owned in the aggregate 41.9% of our ordinary shares.  As a result, these shareholders, acting together, could exercise a significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.  These matters may include:

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

Future sales of our ordinary shares by our principal shareholders, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.

Future sales of our ordinary shares by our principal shareholders, Mangrove Capital Partners and Bessemer Venture Partners, who beneficially owned in the aggregate 41.9% of our ordinary shares as of February 28, 2015, may cause the market price of our ordinary shares to decline.  We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, including our principal shareholders who have the right to cause us to register their shares for resale with the Securities and Exchange Commission, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

As a foreign private issuer whose shares are listed on the NASDAQ Stock Market, or NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ.  As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”), our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital.  We may in the future elect to follow home country practice in Israel with regard to matters such as the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers.  See “Item16.G.Corporate Governance.”

As a foreign private issuer we are not subject to U.S. proxy rules or Regulation FD and are exempt from filing certain Exchange Act reports.

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

As of February 28, 2015, the holders of 17,800,343 of our ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets.  All shares sold pursuant to an offering covered by such registration statement will be freely transferable.  See “Item 7.B. Related Party Transaction—Registration Rights.” Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to these registration rights, 12,890,200 ordinary shares are issuable under share options and restricted share units (“RSUs”) granted to employees and office holders as of February 28, 2015, which may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

You may be subject to adverse United States federal income tax consequences if we are classified as a Controlled Foreign Corporation.

Each “Ten Percent Shareholder” in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for United States federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders.  A non-U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation.  A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation.  The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain.

We do not believe that we were a CFC for the taxable year ended December 31, 2014 or that we are currently a CFC.  It is possible, however, a shareholder treated as a United States person for United States federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the Company, cause the Company to be treated as a CFC for United States federal income tax purposes.  We believe that certain of our shareholders are Ten Percent Shareholders for United States federal income tax purposes.  Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2014.  However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year.  There can be no assurance that we will not be considered a PFIC for any taxable year.  Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC.  If we are characterized as a PFIC, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales.  If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.  See “Item 10.E.Additional Information—Taxation.”

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

•
our articles of association prevent “business combinations” with “interested shareholders” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our articles of association by a general meeting of our shareholders or satisfies other requirements specified in our articles of association.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax.  With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.  See “Item 10.B.Additional Information—Memorandum and Articles of Association.”

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if our internal control over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act as of this annual report. Accordingly, only in 2014 we commenced the process of determining whether our internal control over financial reporting systems are compliant with Section 404. Unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ended December 31, 2018. We cannot predict whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors. Further, if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

As a public company we may become subject to further compliance obligations, which may strain our resources and divert management's attention.
Changing laws, regulations and standards, in the United States or Israel, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities.   If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.  Being a publicly traded company in the United States and being subject to U.S. rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations.  Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

A number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase.  These restrictions may limit materially our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions.  In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies.  Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.  Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies. We may also continue being targeted by cyber terrorists because of being an Israeli company.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2014, we had 708 employees based in Israel.  Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government).  In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, the December 2008 conflict with Hamas and the 2012 and 2014 conflicts in the Gaza Strip, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service.  Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law.  In order to remain eligible for the tax benefits for “Beneficiary Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended.  In addition, in September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority approved (i) our status as an “Industrial Enterprise”; and (ii) that the expansion of our enterprise is considered as a “Beneficiary Enterprise” with 2009 as an elected year of operations, all under the Investment Law as amended by 2005 Amendment.  The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling.  If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.  Further, in the future these tax benefits may be reduced or discontinued.  If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates.  The standard corporate tax rate for Israeli companies in 2012 and 2013 was 25% of their taxable income and was increased to 26.5% for 2014 and thereafter.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  See “Item10.E Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval.  A shareholder also has a general duty to refrain from discriminating against other shareholders.  In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company.  However, Israeli law does not define the substance of this duty of fairness.  See “Item 6.C.Directors, Senior Management and Employees—Board Practices.” Some of the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined.  These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

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

A.           History and Development of the Company

Our History

Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute.  In April 2008, we launched our Wix Editor, which enabled the creation of a digital presence in Flash format, and in October 2008, we launched our premium subscription offering.  By April 2012, a month after we released our advanced HTML5 Editor, which greatly improved our service offering and support for mobile devices, we had reached 20 million registered users.  In October 2013, we launched a further enhanced mobile product.

In November 2013, we listed our shares on the Nasdaq Global Market.  We are a company limited by shares organized under the laws of the State of Israel.  We are registered with the Israeli Registrar of Companies.  Our registration number is 51-388117-7.  Our principal executive offices are located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, and our telephone number is +972 (3) 545-4900.  Our website address is www.wix.com.  Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  We have included our website address in this annual report solely for informational purposes.  Our agent for service of process in the United States is Wix.com, Inc., located at 500 Terry A Francois FL 6 San Francisco CA 94158-2230, telephone number (415) 639-9034.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2014, 2013 and 2012 amounted to $5.6 million, $3.1 million and $1.0 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.  We anticipate our capital expenditures in fiscal year 2015 to be approximately $6 - $7 million and to be financed from the proceeds of our IPO in November 2013 and cash flow generated from current activities.

B.           Business Overview

We are a leading global web development platform with one of the largest number of registered users in the world.  As of December 31, 2014 we empower approximately 58 million registered users in approximately 190 countries to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform that eliminates the need for complex coding and supplants expensive design services.  Our solutions enable millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online.  We offer our solutions through a freemium and subscription model and as of December 31, 2014, we had 1,232,832 premium subscriptions.  Users can register to use our platform and utilize our core solutions for free (as described in the table below) and if and when they wish to use our premium services, which are described below, they need to buy a subscription.

Our core product is a drag-and-drop visual development and editing environment complete with high quality templates, graphics, image galleries and fonts.  With our platform, Wix users can create and manage a professional quality digital presence tailored to their business and brands’ specific look and feel, accessible across all major browsers and the most widely used desktop, tablet and mobile devices.

Our cloud-based platform is accessed through a hosted environment, allowing our users to update their site and manage their business or organization at any time.  We provide our users with flexibility and scalability, allowing them to expand their digital presence as their business, organizational, professional or individual needs change and grow.

Through our highly curated App Market, which was launched in the last quarter of 2012, as of December 31, 2014 we offered our users the ability to easily install and uninstall 246 free and purchasable different apps that were carefully identified and selected for inclusion in the App Market by us based on user needs and demand, such as social plug-ins, online marketing and customer relationship management tools, contact forms and payment processing capabilities.  These apps add additional functionality and are easily integrated into users’ websites with one click and without any coding.

We believe a substantial portion of our users are small business owners, organizations and entrepreneurs.  Our scale and reach makes us an attractive partner for companies interested in distributing their own solutions to this audience.  As we expand our platform through partnerships we are able to increase our value proposition for existing users and more easily attract new users.

By developing business intelligence using the data we have generated over several years of operation, we are able to create efficiencies in our marketing budget. We have therefore been able to leverage online channels effectively for the majority of our marketing efforts without the need for a direct sales force.  In addition, many of our users refer us within their personal and professional networks.  As a result, a majority of our premium subscriptions were generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser, to our website, which includes customer referrals.

We are removing not only technological, but also geographic and linguistic barriers to web development, in order to empower almost everyone to create and manage a digital presence in their own language.  We currently offer our platform in twelve languages—English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch and Turkish—with others, such as Norwegian, Swedish and Danish in recently-launched test formats, and we plan to add more languages in the future.

Our registered users grew from 17 million at December 31, 2011 to approximately 58 million at December 31, 2014, representing a 50.4% compounded annual growth rate.  Our premium subscriptions have grown from 298,143 to 1,232,832 over the same period, representing a 60.5% compounded annual growth rate.  Through December 31, 2014, we had achieved 20 consecutive quarters of sequential growth in the accumulated number of premium subscriptions.  We have also achieved 20 consecutive quarters of growth in revenues and collections.  We had revenues of $43.7 million, $80.5 million and $141.8 million and collections of $52.5 million, $98.7 million and $171.3 million in 2012, 2013 and 2014, respectively.  We had a net loss of $15.0 million, $28.7 million and $56.6 million in 2012, 2013 and 2014, respectively.

In February and in October 2014, we acquired all of the share capital of Appixia Ltd. and OpenRest Ltd., privately held Israeli companies for aggregate cash consideration for both companies of approximately $4.3 million. The shareholders of OpenRest Ltd. are entitled to additional consideration contingent upon certain conditions, including the continued employment of OpenRest’s founders with Wix.

Appixia has developed a platform for building mCommerce apps for the Israeli market.  The acquisition is a component of our plan to continue strengthening our technological advantage and the breadth of our product offerings. We expect to start launching our platform for building mCommerce applications for our relevant registered users during the second quarter of 2015.

OpenRest is a provider of online ordering and mobile solutions for the restaurant industry.  This acquisition further supports our strategy of extending our product offering with tailored, industry-specific solutions.  We expect to launch an online ordering solution for the restaurant industry during 2015.

Industry Background

In the current market, businesses, organizations and professionals need a dynamic digital presence with tools to manage interactions with customers, suppliers, partners and employees online and in real time.  These interactions include back-end activities like invoicing, customer relationship management and payment processing, as well as front-end activities such as communications, online marketing, reservations and scheduling, and social media integration.  Use of dynamic web content and services for high level customer engagement is becoming increasingly prolific.  However, building this presence is becoming more challenging for businesses, organizations, professionals and individuals due to costs, time constraints and lack of skills and language barriers.  We believe there is a significant opportunity to provide an elegant cost-effective solution that caters to the accelerating demands of businesses, organizations, professionals and individuals who need to create and manage a dynamic, professional digital presence.

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

The table below summarizes selected standard packages and levels of functionality that we offer (with the related price as of December 31, 2014):

Premium Subscriptions
	Free Product	Connect Domain	Combo	Unlimited	eCommerce	VIP
Current Monthly Equivalent List Price for Annual Subscriptions (in U.S. Dollars)	—	$4.08	$9.25	$12.42	$16.17	$24.90
Current List Price for Monthly Subscriptions (in U.S. Dollars)	—	$6.90	$12.95	$15.95	$19.90	$29.90
Wix Editor	✓	✓	✓	✓	✓	✓
Wix Mobile	✓	✓	✓	✓	✓	✓
Wix SEO Tool	✓	✓	✓	✓	✓	✓
Web Hosting	✓	✓	✓	✓	✓	✓
Storage		500MB	3GB	10GB	20GB	20GB
Data Bandwidth		1GB	2GB	Unlimited	10GB	Unlimited
Connect Your Domain		✓	✓	✓	✓	✓
Google Analytics		✓	✓	✓	✓	✓
Premium Support		✓	✓	✓	✓	✓
Ads Free			✓	✓	✓	✓
Add Favicon			✓	✓	✓	✓
Shopping Cart					✓	✓
VIP Support						✓
Priority Call Back						✓
Instant Response						✓
Professional Site Review						✓

Free Products

Our users receive access to hundreds of free design templates for personal and business use, free web hosting through the Wix domain, free apps from our App Market, and blog and social network page support.  The websites developed using our free product contain Wix advertisements in the footer of the website, and tags, or metadata, which contain our name.  Our domain name is also contained in the link to the user’s website.

Our free product and service offering includes the following features and capabilities:

•	Wix Editor

At the core of our platform is the Wix Editor, which currently supports twelve languages, and allows users to maximize their digital presence by designing an unlimited number of websites, which are customizable using images, layouts, colors, fonts and other content provided by Wix, or content uploaded by the user, including visual and audio media.  All websites designed using our editor are fully customizable with HTML5 technology, and contain back-up and firewall protection, as well as certain services designed to reduce the effect of denial-of-service attacks.

•	Wix Mobile

All of our products allow users to create mobile sites for their existing Wix websites.  Our mobile site technology is based on HTML5 and allows users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants.  In the fourth quarter of 2014, we launched our new Sonic Mobile technology, which dramatically speeds up the load time of a user’s mobile site.  As of March 1, 2015, our registered users created over 7 million mobile sites using our mobile solutions.  We do not currently charge for our mobile solution.

•	Wix SEO Tool

All of our products enable users to increase the visibility of their Wix website by using our Search Engine Optimization, or Wix SEO tool.  Through this tool, users may attach to their sites a description and key words that relate to the site, so that web viewers or customers may find our users’ sites easily by searching for the descriptive or key words, using Internet search engines.  Our customer support team, through online video tutorials or one-on-one support, guides our users on the most efficient key words and site descriptions, in order to help users maximize the benefits of SEO and attain a larger digital presence.

Premium Subscriptions

Our premium subscriptions are purchased primarily by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, beauty, sports, restaurants, hotels or news.  Premium subscriptions are not concentrated in any particular field.  Our premium subscriptions offer all of the features of our Wix Editor, but also include features tailored to business’ needs, such as eCommerce and appointment applications, and marketing tools such as Google Analytics and mailing lists.  Our premium subscriptions also offer storage and bandwidth for our users’ data and premium technical support services.  We also offer ad vouchers with certain of our premium subscriptions, which allow users to expand their digital presence by advertising their pages on third-party sites, such as Facebook and Google.

To date, most of our revenues have been from selling our Combo and Unlimited premium subscriptions.  These solutions are primarily purchased by businesses, organizations and professionals, which make up the substantial majority of our total user base.

Our premium subscriptions offer the following additional features and capabilities:

•	Connect Your Domain

All of our premium subscriptions allow users to connect their own domain name to their website, which means that the Wix domain name will not be present in the user’s website address.  The user’s domain name can also be purchased and managed directly through the Wix platform.  Users who do not purchase premium subscriptions can also choose to purchase a domain name as a stand-alone product, and continue using our free Wix Editor product to develop and maintain their website.

•	Google Analytics

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

•	Ads Free

Our Combo, Unlimited, and eCommerce premium subscriptions provide a website free of Wix advertisements that are placed on the free Wix websites.

•	Add Favicon

Our Combo, Unlimited, and eCommerce premium subscriptions allow users to change the Favorite Icon, or Favicon, that appears next to the user’s page address and bookmark in most internet browsers.  Users can change the Favicon that appears on the website by either uploading their own Favicon, or choosing one from our Favicons Gallery.  This feature enhances the professional design of users’ digital presence.

•	VIP Services

We offer our VIP subscribers four additional features.  Our VIP Support feature enables these subscribers to contact a dedicated team of support specialists.  If a support specialist is not available immediately, we will call the VIP subscriber back within a matter of minutes via our Priority Call Back service.  In addition, VIP subscribers have the option of receiving our Instant Response service during business hours via Wix Answers, our online automated ask-and-answer database.  Finally, we will review the completed sites of our VIP subscribers and provide feedback regarding how the sites’ structure and SEO can be improved via our Professional Site Review service.

Applications and Value-Added Solutions

Wix App Market

The Wix App Market is an online platform that offers our users a range of software apps which can be seamlessly integrated as add-ons into our users’ websites.  The App Market includes over 246 free and purchasable marketing, social and media apps, as well as audio and visual content.  Since the launch of the App Market in October 2012 through December 31, 2014, users had installed 19,192,400 apps, 325,215 of which were purchased.  Users gain access to apps in the App Market, and through our easy-to-use drag-and-drop technology they can install or remove as many apps as they would like within moments.  In the second quarter of 2014, we launched a new technology, WixHive, which has turned the App Market into a dynamic data ecosystem.  The WixHive technology enables standalone apps to share data and create new insights and functionalities that website owners can leverage to further manage and grow their business online.  The App Market consists of apps that are developed by us or by third-party developers.  Our research and development team creates our Wix Apps, and also tests and evaluates apps created by third-party developers.  We have sales agreements with third-party developers and we customarily share in30% of revenues from the sale of every third-party app purchased through our App Market.  We are responsible for the development, operation and maintenance of apps that we create, and the third-party developers are responsible for the apps that they create.  However, we may remove a third-party app at any time if it does not meet our standards or for other reasons. In addition, we offer users the ability to purchase Google email services with addresses linked to their Wix website domain.  Wix Email features advanced filtering and search capabilities, as well as automatic mail forwarding and responding.  This product is integrated into our premium subscriptions, but is also available for purchase on a standalone basis.

Wix Verticals

We offer a robust and comprehensive platform for all business owners. As each business segment faces a unique set of challenges, we develop tailored products and solutions to address specific business needs. Such verticalized strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions are WixHotels, WixStores and WixMusic. We intend to continue introducing additional solutions that offer a complete online business solution tailored to specific businesses.

The acquisition of OpenRest Ltd., a provider of online ordering and mobile solutions for the restaurant industry, further supports our strategy of extending our product offering with industry-specific solutions.  We expect to launch an online ordering solution for the restaurant industry during 2015.

•	WixHotels

WixHotels offers a complete booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals. This code-free product makes it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities. Available through the Wix App Market, WixHotels is not limited to reservations made through the website. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place. WixHotels is fully optimized for mobile devices, enabling potential travelers to book a room on the go.

•	WixStores

Our WixStores premium subscription allows our users to create a virtual store through which they may sell their products online and process payments using an integrated shopping cart app, which is already included in the subscription. WixStores users can tailor the style of the online store to their business, and with the shopping cart application, the users may accept payment for products or services through PayPal and a variety of other integrated payment solutions we offer, such as Authorize.net, Pagseguro, Web Money, Skrill, PayU LatAm and other types of offline payments such as cash on delivery and bank transfers.  We also provide users with the ability to provide coupons and set their own shipping and tax rules as part of our WixStores.

In 2015 we launched a new WixStores platform, which provides online merchants the ability to create an online store and a full set of store management tools like payment processing, inventory management and shipping.  With improved mobile and social commerce capabilities, WixStores is designed to integrate seamlessly with other components of the Wix platform, including Wix ShoutOut, WixHive and App Market offerings.  Combined with these products, WixStores enables merchants to create, manage and grow their online business from one cohesive environment.

•	WixMusic

WixMusic is a complete solution which includes an advanced music player, commission free sales, an easy to use management system, tracking and metrics, and a range of specifically designed music website templates. All of these components are seamlessly packaged, empowering musicians to leverage the web to drive awareness and professionally promote their music directly from their Wix websites. Optimized for mobile devices, WixMusic ensures music sharing and purchasing can continue on the go.

WixShoutOut

In the third quarter of 2014, we launched a new integrated product, WixShoutOut, which enables users to easily create and send customized newsletters, updates, promotions and e-mail campaigns directly from their Wix dashboard. This is the first product utilizing the WixHive API, which enables formerly standalone apps to share their collected data, providing the site owner with new capabilities and actionable information. WixShoutOut uses WixHive by accessing the contact lists, which are stored and managed in the user’s Wix dashboard, addressing a critical business need of effectively managing client communications. As of February 28, 2015, Wix ShoutOut had been adopted by Wix users who have sent nearly 600,000 ShoutOuts to approximately 61 million contacts since its launch.

Professional Services Marketplace

Through the Wix Arena Marketplace, found on our website, we provide a community for independent designers to offer their audio or visual media content and personal web design services, using our platform.  As of December 31, 2014, the Wix Arena Marketplace had 526 independent designers who offer web design and development content or services each month.  These independent designers are hired directly by our users and are responsible for negotiating the terms of service and price with such users.  We provide a market for these services and are not a party to, and do not generate any revenue from these agreements.  We do not assume responsibility for the quality or cost of the services.

Customer Support

We offer our users the following support and services:

Wix Support and Call Center

Our customer solutions experts operate the Wix Support and Call Center.  Our customer solutions team is responsible for providing all of our users, including the free registered users, with direct and indirect support, including monitoring and updating forums for user questions and knowledge databases, such as our online automated ask-and-answer database.  Because our support team is able to address many of our users’ questions through these online and automated channels, direct customer support is often not needed to address user questions or technical issues.  However, our support staff provides web-based technical support through chat, email and remote support through the use of LogMeIn, a remote access program.  The Wix Call Center also provides telephonic support during U.S. business hours and email support during extended hours. We do not currently offer telephonic support outside of U.S. business hours.  Our Support and Call Center employees offer telephonic and email support in certain non-English languages, including French, Spanish, Portuguese, Italian, Russian, German, Polish, Japanese and Korean.  For example, our customer support staff and technical staff with Italian and Portuguese-language capabilities provide Italian and Portuguese-language support by updating forums in response to customer questions and updating knowledge databases and translating the how-to videos in the Wix Support Center.  We plan to hire additional employees with other fluencies as we add more languages.  As of December 31, 2014, we had over 200 Support and Call Center employees, located in both the United States and Israel.

Wix Premium Support

All of our premium subscriptions contain access to Wix Premium Support.  Those users with premium subscriptions receive access to all the benefits of the Wix Support Center and Call Center, but they also receive priority access to our team of customer solutions experts, who prioritize premium subscription questions and requests over other user questions.

Selling and Marketing

Our selling and marketing expenses focus primarily on online and offline advertising and we do not employ a direct sales force.  Our main online acquisition channels include Google, Facebook and direct media buying.

We market our solutions and apps to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers.  We are able to attract a high volume of users and premium subscriptions by offering free solutions and services and upgrades and improvements to our premium subscriptions.  We also offer 14-day refund versions of our premium subscriptions.  As of December 31, 2014, we had approximately 58 million registered users and 1,232,832 premium subscriptions across approximately 190 countries.  Our App Market averaged 37,152 installations per day during the forth quarter of 2014.

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

User Acquisition

We engage in online and offline advertising with a focus on acquiring new users to our platform.  A majority of our premium subscriptions generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser, to our website, which includes customer referrals.  We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying users’ websites.  In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products.  Further, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions. In 2015, we are continuing to focus our marketing spending on channels that bring new users to visit, register and begin using our products and services.

We believe our user acquisition strategy further benefits from the brand we have built as a leading web development and design platform for businesses, organizations, professionals and individuals.  We believe that our branding efforts have accounted for a significant portion of users who come directly to our website, through typing our URL directly into their browsers, or through searching for “Wix” or a term related to establishing a digital presence.  We believe that these users are also attracted due to referrals from other users, and via word-of-mouth regarding our products and services.  Our acquisition strategy also benefits from our use of A/B testing on our website, a marketing approach that aims to identify changes to our website which will increase or maximize user interest and acquisition.  Our Design Studio team changes the layout of our website from time to time, and engages in A/B testing in order to determine which layouts and graphics are the most successful in maximizing user acquisition.

Our marketing expenditures directed to advertising were $21.5 million in 2012, $41.0 million in 2013 and $74.0 million in 2014.  Our marketing expenditures are directed toward the following channels:

•	Cost-Per-Click Advertising

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

•	Online Presence and Branding

We have established an active online presence in social networking sites such as Facebook, Twitter, and Instagram, and we also market our solutions by purchasing generic and targeted advertisements on these websites and others.  We also consult public and media relation firms to help brand and advertise our solutions and services.

•	Traditional Media Advertising

A significant portion of our marketing expenses are directed towards more traditional advertising, such as radio and television commercials in the United States, Canada, Australia, United Kingdom, France, Brazil and Russia.

•	Other expenditures

We maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their personal websites.  From time to time we also hold webinars, promotional contests, user meet-ups and public relations events at our Tel Aviv, New York and San Francisco offices.

User Retention

Once we attract visitors to our website, our preliminary goal is to register them as users.  We distribute marketing and promotional emails and support tools to our registered users to help them build their site.  These materials are created by our Wix Design Studio team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events.  We constantly seek to convert our registered users to purchase premium subscriptions by offering them enhanced functionalities. Users who convert to a premium subscription gain access to additional features such as extra bandwidth and storage, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions. We offer a 14-day refund to introduce users to these additional products and solutions.  Users can choose either an annual or monthly premium subscription and as of December 31, 2014, 74% of our premium subscriptions were annual and 26% were monthly.  We seek to increase the number of premium annual subscriptions by offering seasonal promotions and discounts on annual subscriptions.  We also send our premium subscribing users emails reminding them to renew their subscriptions before expiration, as well as coupons and other discounts on products and services.  We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium apps in our App Market.

We further retain premium subscriptions by developing relationships with subscribing users through the Wix Support and Call Center, a forum where we address our users’ technological needs and concerns.  Through the Support and Call Center, we also help non-paying users transition to premium subscriptions, by providing guidance on integration of premium subscription features into existing websites created with our Wix Editor.  We seek to maintain goodwill with all of our users, and retain them as registered users, even if they do not choose to subscribe to or renew their premium subscriptions.

Our Technology and Infrastructure

Our cloud-based platform provides our users with a suite of web design, development and workflow management products and apps, as well as hosting for our users’ sites.  All of these tools are accessible directly through our platform.  In order to enhance our suite of products, we also conduct product and quality assurance testing on all new and existing technology integrated into our platform.

Wix Cloud

We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our apps, and the websites that our users create.  We lease our data centers from third parties. Our primary data centers are in two geographically separate locations in the United States with a back-up data center in Europe.  We lease our primary data centers in the United States from Hostway Services, Inc. pursuant to an agreement which may be terminated by either party at any time with 180 days advance notice. To date, we have not experienced any material outages or service interruptions.  This highly-scalable multi-tenant technology enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity.  As a result, our platform is not affected or slowed down by growth in the number of users in our cloud.  Our cloud technology is also capable of full resource sharing, meaning that our users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by proven international cloud delivery network vendors, such as Akamai and Level 3.  To further reduce the possibility that data of our users will be lost, and that our platform will not experience material downtime, we also use Amazon and Google cloud services to back up our users’ data and the use of our platform.  We apply industry standard data security measures to protect against potential vulnerabilities in our technology.

HTML5-Based Design Capabilities

HTML5 is the latest and most advanced markup language available for structuring and presenting dynamic content on the Internet.  Unlike websites built using older HTML versions, websites using HTML5 can seamlessly incorporate video, audio, fonts, graphics and animations.  Moreover, rich and interactive web design and app integration can be achieved without the use of Flash.  Because of HTML5’s advanced capabilities, we use it as the basis for our products and have eliminated the need to combine Flash and HTML coding.  We developed our HTML5—based technology by leveraging our many years of experience in developing web development and design tools.

Style Engine and Smart Layout Technology

Our style engine technology provides users with advanced customization capabilities, making all aspects of a user’s website customizable.  Our technology, which uses dropdown lists and customized color palettes, allows the user to quickly brand or re-brand their website with just a few clicks in our editor.  In one click, users can customize backgrounds, banners, buttons, fonts and font sizes using a dropdown list.  Users can customize colors using a color palette.  One click also allows users to simultaneously apply all color and style changes to all elements on the user’s website.  This type of customization is generally time-consuming and requires knowledge of advance HTML5 and CSS3 coding skills.  However, with our style engine technology, our users can change their websites’ style and branding in moments.

Our Wix Editor’s Smart Layout technology offers both functionality and customization.  Our technology provides for dynamic layout and content, meaning that no one component box on a user’s website is static or incapable of being moved to other areas of the user’s page.  Component boxes added to our users’ websites identify the user’s site structure and automatically adapt to the size and style of other component boxes within the site.  These capabilities allow the user full control over the layout of their website, allowing the user to create a design-rich, professional website.

Web Service Creation Environment

We use a powerful software development kit, or SDK, with an application programming interface, or API, which allows apps and widgets to be seamlessly embedded into the websites designed by our users.  This technology allows the user to embed third-party apps or widgets, such as contact forms, FAQ lists and blogs, into the user’s website by linking the app or widget’s URL to the user’s website link.  All integration is done with one click, using the Wix App Market, where the user can choose which apps they would like to add to their website.  The added app or widget may then be opened as a pop-up on the user’s website, which further adds to our editor’s dynamic layout capabilities.  Further, SEO used in connection with the user’s website will also attach to the embedded widget or app data, increasing the overall visibility of the user’s digital presence.

WixJet

In the third quarter of 2014, we announced our new WixJet technology. WixJet is a complete restructuring of our platform’s software code, enabling Wix user websites to load faster than a significant portion of websites on the Internet. Offering a significantly leaner codebase, better modularization and improved testability, we believe that WixJet will enable us to develop and deploy new products, features and capabilities into our platform at a faster pace compared to our deployment in the past.

Wix Databases

Our application development and data technology, Wix Databases, is a platform that allows our users and developers to create their own apps and work management tools, such as contact forms and FAQ lists.  This platform uses our drag-and-drop, style engine and smart layout technology, so that the user or developer may create professional-looking applications and tools with customized styles, colors and layouts.  The apps and tools created through Wix Databases may be fully integrated into our users’ websites through publishing on the Wix Editor platform.

Infrastructure

We realize efficiencies in our operations, including marketing and delivery, since they are completely online-based and as such provide us flexibility and scalability.  Our hybrid cloud and content delivery network enables our users to purchase and use our products and services through our website.  As a result of these efficiencies, we have built a large user base while limiting the number of physical offices required for conducting our business. We also have no need for a physical sales force, as our marketing and customer support operations are supported by online marketing tools such as CPC advertising, SEO and email distributions, and by customer support tools such as online forums and an advanced user self-service support system using online ticketing and a database of questions and answers.

We currently process all of the payments using a billing system that enables our users to submit credit or debit card information for processing.  This system interfaces with a number of different payment gateway providers who then link to a number of different payment card processors based on the user’s jurisdiction.  With this system, we are not dependent on any single gateway provider or payment card processor.

Our infrastructure includes servers and bandwidth capacity leased from third parties located in the United States and the Netherlands, as well as cloud storage from Amazon and Google.  We use our own servers to run our research and development activities and to operate our office applications.  Our use of over 400 servers in different locations, including the use of Amazon and Google cloud services to back up our users’ data and serving our users, protects against accidental data loss and reduces disruption to our operations from server outages or physical damage to a server.  We are maintaining industry standard server operations, which provide our growing user base with industry standard reliability to access to our products and consistent service provisions.

Research and Development

As of December 31, 2014, we had 462 employees and contractors focused on research and development.  Our research and development team is comprised of individuals with extensive experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel.  We also engage a team of developers in Ukraine through a third-party service organization and directly with local subcontractors in order to benefit from the significant pool of talent that is more readily available in that market. We have also engaged a team of local developers in Lithuania in order to benefit from the significant pool of talent that is readily available in that market.  Our research and development personnel focus primarily on developing new apps and product and service offerings as well as quality assurance.  Our research and development personnel also includes our design team.

Our research and development spending was $16.8 million in 2012, $29.7 million in 2013 and $57.8 million in 2014.  We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our user base.  Our development strategy is focused on identifying updates and features for our existing offerings, and developing new offerings that are tailored to our users’ needs and often arise out of their suggestions.  For this, we rely heavily on sophisticated tools, such as automated process systems.  These automated processes enable us to quickly react to our users’ requests.  For example, through the use of our automated request system on our website, users are able to request new product features and upgrades.  We also engage in A/B testing in order to measure the effectiveness of our upgrades and new product features.

We recruit talented individuals for our research and development team through a variety of techniques, including cooperation with local universities and recruiting events.  We are a member of key industry organizations and regularly attend and participate in industry events, where our employees frequently speak. We also engage potential talents by hosting technology meet-ups in our offices in our different locations.

Intellectual Property

Our success depends upon our ability to protect our core technology and intellectual property.  We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how.  In addition, we have filed a number of applications and continue to file for patents in the United States, Israel and Germany in order to protect our invention as well as PCT applications that may result in additional national applications. We cannot be certain that our applications will issue as patents.  We actively monitor innovation within our company so as to properly consider whether to file additional patent applications.  We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

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

Competition

We enable our users to create a customizable, fully-integrated and professional digital presence through an attractive platform with various marketing and workflow management capabilities. We compete with other providers that may offer similar design features or capabilities. However, we believe that we do not currently compete with a provider that offers the same range of products and services that we offer.  We do compete with services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers who target our market of users as well as those who offer domain registration services, including those companies who use a freemium business model similar to ours or premium only models.  The market for providing web-based website design platforms and software programs is highly fragmented.

In the future it is possible that other providers may decide that offering a comprehensive web development platform to enhance digital presence through easy-to-use design tools and applications represents an attractive business opportunity.  In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources.  These companies may use these advantages to offer products and service similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. However, we believe that we do not directly compete with traditional web development firms, as we focus on not only website development but also design and business work flow processes.  Nevertheless, we may compete with some of the service offerings of a number of template-based web builder companies and designers who target our market of users as well as those who offer domain registration services, especially those companies who use a freemium business model similar to ours.

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

Government Legislation and Regulation

Actions of our Users

In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are evolving and are currently being tested by a number of claims, including actions based on defamation, breach of data protection and privacy rights and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. Any regulatory or court ruling or other governmental action that imposes greater restriction or liability on providers of online services for the activities of their users and other third parties could harm our business.  In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering, supporting terrorist activities or conducting fraudulent activities may in the future produce regulation, legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.

User Data

We hold certain personal data of our users, primarily, username, email address and billing details that are provided by the users who have purchased premium subscriptions, and may hold certain personal data of the visitors to our users’ websites. We are subject to the data protection and storage laws of the State of Israel, as well as certain industry standards (including voluntary third-party certification bodies such as TRUSTe).  We operate in accordance with the terms of our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of user data.

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

United States

A number of legislative proposals pending before the U.S. Congress, various state legislative bodies, and foreign governments concerning data protection could affect us.  For example, in an effort to enhance data protection, the FTC has updated its guidelines relating to children’s online privacy that were issued under the Children’s Online Privacy Protection Act.  Additionally, some states have passed proactive, as well as reactive, information security legislation.  These state laws require that certain minimum protections and security measures be taken to protect personal information.  The costs of compliance with these laws may increase in the future as a result of changes in interpretation.

Europe

Although we do not have an operating entity in the Netherlands, the control that we exert over our servers in the Netherlands may result in our activities in Europe being deemed to be subject to European law.  European data privacy principles, which apply in the Netherlands, distinguish between a data controller and a data processor.  We may be defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the Dutch implementation of the European Data Protection Directive (Directive 95/46/EC).  For example, among other things, we would be required to provide users with a “fair processing notice” if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and to not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain legitimizing steps.  The European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy in the electronic communications sector.  Pursuant to the requirements of some of those national laws introduces pursuant to the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device).  These requirements predominantly regulate the use by companies of cookies and similar technologies.  Prior to providing such consent, users must receive clear and comprehensive information in accordance with the applicable national law about the access and storage of information.  Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

Our users may also collect data through the websites that we host for them; however, because we only provide services that enable users to carry out their own purposes which may or may not include processing personal data, we are most likely a data processor with respect to such data.  As a “Data Processor,” we would be obligated to implement adequate technical and organizational security measures; however, we are not obligated to directly comply with the majority of the requirements under the Dutch implementation of the European Data Protection Directive.  Therefore we do not monitor our users’ collection or processing of personal data and only act in regards to such personal data when so instructed by our users or a competent authority.

The European Commission issued a proposal for a new General Data Protection Regulation at the beginning of 2012 which will replace the European Data Protection Directive and is likely to include more stringent obligations for online businesses, such as to conduct a data protection impact assessment for risky processing operations, to introduce a more frequent need for the user’s consent, to impose an obligation to act on data breaches, to restrict the collection and use of “sensitive” personal data and to expand the legislative requirements for data processors, as well as to introduce a stricter regime of enforcement.  Additionally, the proposed regulation is stated to have extra-territorial effect and seeks to regulate the European activities of businesses regardless of their location or the locations of their servers. While we cannot predict if and when the proposed regulation will take effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and are likely to incur additional cost should we become subject to these and other laws and regulations, which could force us to incur material costs or require us to adapt our business.

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 7,326 square meters (approximately 78,860 square feet) of leased office space.  We also lease additional office space mainly in Haifa totaling approximately 200 square meters (approximately 2,368 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, information technology, customer support and administrative activities.  The lease for our Tel-Aviv offices expire on various dates between August 31, 2015 and October 14, 2017.

In the United States, we maintain offices in New York City, San Francisco and Miami. In New York, we lease approximately 6,000 square feet until April 30, 2018 and, in San Francisco, we lease 34,459 square feet for a period of seven years until February 28, 2021, of which we sublease approximately 15,000 square feet to third parties.  In Lithuania, we maintain an office in Vilnius and in Brazil we maintain an office in Santana de Parnaiba near the city of Sao Paulo.

Legal Proceedings

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.           Organizational Structure

The legal name of our company is Wix.com Ltd. and we are organized under the laws of the State of Israel.  We have eight wholly-owned subsidiaries:  Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix.com Internet Services Mexico S de RL de C.V. (Mexico), Wix.com Columbia S.A.S. (Columbia), OpenRest Ltd. (Israel) and Appixia Ltd. (Israel).

D.           Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B.—Business Overview—Facilities.”

Item 4A.         UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a leading global web development platform with one of the largest number of registered users in the world.  As of December 31, 2014 we empower approximately 58 million registered users in approximately 190 countries to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform that eliminates complex coding and expensive design services.  Our solutions enable millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online without the need to engage expensive development and design firms or other costly professionals.

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

In 2014, we achieved significant growth as compared to 2013 as our registered users and premium subscriptions continue to increase and we continue to benefit from our expanded product offerings.  Our revenue was $141.8 million in 2014, which represented an increase of 76% from 2013.  Our future growth will depend, in part, on our ability to grow our user base and premium subscriptions through enhancing user engagement and increasing user retention as well as to maintain and enhance our brand and reputation.  It will also depend in part on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

In 2015, we expect to continue to invest in long-term growth and continue to invest significantly in our research and development efforts to expand our offering and enhance user experience.  In addition, we expect to continue to expand our marketing activities both in the United States and internationally.  We also expect to continue to make significant expenditures to upgrade our technology and network infrastructure to enable the release of offerings and applications, and to scale for future growth.  To support these efforts, we expect to increase our workforce which will result in an increase of headcount related expenses, including share-based compensation.

How We Generate Revenues

We derive the substantial majority of our revenue from monthly and annual premium subscriptions for our solutions.  Annual subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues.  As a result, we provide incentives to drive annual subscriptions, including a lower average monthly price relative to a monthly subscription.  We have noticed, however, that promotions that further lower the effective price of an annual subscription can result in attracting users who do not renew their subscription once the promotion is no longer available.  We therefore seek to strike a balance between attracting annual subscriptions and maintaining a user base that is loyal to our offering.  As of December 31, 2014, 74% of our overall premium subscriptions were annual and 26% were monthly.

In addition, we generate revenues from selling third-party domain registrations and from revenue sharing agreements with third-party developers for apps sold through our App Market.  We launched our App Market in the last quarter of 2012 and therefore generated negligible revenues from it in 2012, 2013 and 2014.

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

User Acquisition Spending

A majority of the premium subscriptions generated by users that registered in the fourth quarter of 2014 came from organic and direct sources, meaning visitors that reached us via unpaid search results or by typing the URL of our website in their browser.  Our selling and marketing spending to attract additional new registered users focuses primarily on online advertising.  The types of paid marketing channels that we target are primarily cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of our marketing expenses are directed towards more traditional advertising, such as radio and television commercials in the United States, Canada, Australia, United Kingdom, France, Brazil and Russia.

Our registered user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of registered users that we acquire from different sources.  We extrapolate from this historical user behavior data to predict future user behavior and make investment decisions regarding our marketing expenditures.  In order to grow our registered user base and in turn our premium subscriptions, we consider the time period over which we seek to return an amount of collections equal to the marketing expenditures used to attract a specific group of registered users during a particular period, which we refer to as a cohort.  In order to achieve the targeted time for return on those marketing investments, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources.  For example, we could pay a substantially identical amount to acquire fewer users that generate premium subscriptions at a higher rate versus acquiring more users that generate premium subscriptions at a lower rate.  The net amount of premium subscriptions would be the same, but in the former case we would have acquired fewer new registered users overall.  We prefer the latter case due to the benefit of gaining more registered users and having a larger pipeline of registered users that can generate premium subscriptions over time based on the long “tail” of premium subscriptions that each cohort generates.  This larger number of users also creates more overall users of our platform who can recommend others to our site.  In addition, a single registered user can purchase multiple premium subscriptions.  This fact, coupled with our preference to grow the size of our user base even if the rate of purchase of premium subscriptions is lower, is why we do not consider the rate at which registered users purchase a premium subscription (or any other measure of “conversion”) to be a meaningful measure of the success of our business.

Since we target our marketing investments by extrapolating from historical user behavior to predict future user behavior, an event that disrupts that behavior can adversely impact the returns that we projected for a particular cohort.  For example, an event such as a change to or a bug in a browser that affects all websites viewed on that browser, including websites created using our platform, can adversely impact user behavior and in turn our projected returns.  Moreover, significant announcements by third parties can also have the same effect.  For example, an announcement by Adobe to stop supporting Flash on mobile devices when our platform was Flash-based only, in the past caused us to attract less new registered users than we projected during the short-term impact of such announcement.

Premium Subscription Origination Analysis

To track our growth, progress and execution of marketing efforts, including achievement of our targeted time for return on marketing investment, we regularly review the relationship between origination of our users and origination of premium subscriptions.

First Quarter 2010 User Cohort

The following chart summarizes the number of premium subscriptions that originated during each quarterly period from the first quarter of 2010 to the fourth quarter of 2014 from the 919,221 registered users that first registered with us in the first quarter of 2010.  We refer to this group of users as our first quarter 2010 User Cohort.  The first quarter 2010 User Cohort is representative of trends we have seen in premium subscription originations, and we believe it is consistent with our users’ subscription purchasing behavior in recent periods.

Through December 31, 2014, the first quarter 2010 User Cohort generated a total of 75,975 new premium subscriptions and continued to generate premium subscriptions up through and during the first quarter of 2015.

Premium Subscriptions from First Quarter 2010 User Cohort

Historical First Quarter User Cohort Overview

The following chart summarizes the number of active premium subscriptions at the end of each quarter following the creation of each of our first quarter user cohorts for the years 2010 - 2014.  We observe apparent consistency in other quarterly user cohorts, which enables us to make efficient marketing investments.

As indicated in the following chart with respect to the first quarter 2010 User Cohort, at the end of this quarter, there were 18,513 active premium subscriptions that had been purchased by users from the first quarter 2010 User Cohort.  Twenty quarters later, as of December 31, 2014, there were still 19,329 active premium subscriptions from users that originated from this same cohort.  We spent approximately $1.1 million in advertising expenses to acquire this user cohort.  Since originating, premium subscriptions from users in this cohort have resulted in aggregate revenues recognized of $11.7 million and $12.4 million in collections through the fourth quarter of 2014.  Approximately $0.7 million of deferred revenue relating to purchases by this user cohort remained outstanding at December 31, 2014.  Furthermore, this cohort continues to generate revenue and collections beyond that date.

We believe the existence of more premium subscriptions twenty quarters after the initial quarter’s active premium subscriptions demonstrates the loyalty of our users and supports our election to invest in marketing to acquire a user cohort and generate premium subscriptions over several quarters and years.

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

Collections

We define collections as total cash collected by us from our customers in a given period.  Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Collections consists primarily of amounts from annual and monthly premium subscriptions by users, which are deferred and recognized as revenues over the terms of the subscriptions and payments by our users for domains, which are also recognized ratably over the term of the service period.  We believe that collections is a leading indicator of the growth of our overall business.  Collections is a non-GAAP financial measure.  For a reconciliation of collections to the most directly comparable U.S. GAAP measure, see “Item 3.A. Key Information—Selected Financial Data.”

Adjusted EBITDA

We define this metric as net loss excluding interest, bank charges and other financial expenses (income), net, unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation, amortization, share-based compensation expense and other unusual or non-recurring expenses, and including the effect of changes in deferred revenue and prepaid domain registration costs.  We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because the exclusion of certain expenses and adding the changes in our deferred revenues and prepaid domain registration costs in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.  Adjusted EBITDA is a non-GAAP financial measure.

Over the first two quarters of fiscal 2014, deferred revenue has grown significantly, primarily driven by an increased percent of annual subscription packages purchased compared to monthly subscription packages.  As a result, beginning with the second quarter of 2014, the Company changed how it calculates adjusted EBITDA.  The new calculation of adjusted EBITDA includes changes in deferred revenue and changes in prepaid domain registration costs and the net effect of the realized losses (gains) due to our hedging transactions.  This change will better reflect the Company’s financial performance and will provide a financial metric that management now uses to evaluate the cash profitability of the business.  For all historical periods and for the remainder of 2014, adjusted EBITDA disclosed by the Company was calculated under the prior definition, which for ease of reference is referred to as “Prior adjusted EBITDA.”  The Company refers to the new calculation method as Adjusted EBITDA or, if needed for clarity in comparison to Prior adjusted EBITDA, as “New adjusted EBITDA.”  Beginning in the first quarter of 2015, the Company will only disclose New adjusted EBITDA.

For a reconciliation of adjusted EBITDA to the most directly comparable U.S. GAAP measure, see “Item 3.A. Key Information—Selected Financial Data.”

Free cash flow

We define free cash flow as cash flow from operating activities minus capital expenditures.  We believe that free cash flow is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations.  Free cash flow is currently negative because of the substantial investments that we are making in expanding our business.  Free cash flow is a non-GAAP financial measure.  For reconciliation of free cash flow to the most directly comparable U.S. GAAP measure, see “Item 3.A. Key Information—Selected Financial Data.”

Number of registered users at period end

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

Number of premium subscriptions at period end

We define this metric as the total monthly and annual premium subscriptions as of the end of the period.  A single user can purchase multiple premium subscriptions.  Because we derive the majority of our revenues and collections from premium subscriptions, we believe that this is a key metric in understanding our growth.  The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions.  Premium subscriptions terminate due to an active decision by a user not to renew their subscription or due to the failure of a user to update his or her credit card information upon expiration or termination.  Our renewal rates demonstrate our strong value proposition to our premium subscriptions.  We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our users.  We measure the retention of our premium subscriptions on a cohort basis.  Subscriptions that are terminated are replaced by new subscriptions from users from the same cohort, generally at a similar rate. As observed in our first quarter 2010 user cohort, there are more active subscriptions in such cohort at the end of 2014 than existed when the cohort was acquired 20 quarters ago. We believe this demonstrates our strong renewal rates and our ability to replace terminated subscriptions with new subscriptions from the same cohort.

A.           Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2014 and related notes and the information contained elsewhere in this annual report.  Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

Sources of Revenues

We derive the substantial majority of our revenues from monthly and annual premium subscriptions by businesses, organizations, professionals and individuals to our various premium subscriptions, which include extra bandwidth and storage, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions.

We derive a small portion of our revenues from selling third-party domain registrations.  Revenues from domain name registrations accounted for approximately 7% of revenues in 2013 and approximately 8% of revenues in 2014.  We also derive a small portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any app to which our users subscribe and also revenues from our own self developed apps.  Revenues from our App Market accounted for an insignificant portion of revenues in 2013 and 2014. We plan to increase the number of value-added services that we offer and the associated revenues we derive from these services.

Payment and Revenue Recognition

Revenues from premium subscriptions and domain name registrations are recognized ratably over the term of the service period.  We offer new premium subscription packages for a 14-day refund period during which the user can cancel the subscription at any time and receive a full refund.  We classify such amounts collected from new subscriptions as customer deposits until the end of the 14-day refund period.  After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly or annually. We do not offer trial periods for domain name registrations.  Substantially all deferred revenues consist of amounts received from premium subscriptions and other selected services provided by third parties on our platform and domain registration sales that are not yet recognized as revenues.  For revenues from apps developed by third-party app developers, we account on a net basis by recognizing only the commission we retain from each sale. We do not reflect in our financial statements the portion of the gross amount billed to users with apps that we remit to third-party app developers.  App Market revenues which are derived from our own self developed apps are recognized on a gross basis. We recognize revenues from App Market ratably over the term of the service period, either monthly or annually. See “—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

We bill our premium subscriptions in advance through our users’ credit or debit cards, wires and e-wallets.  We use a billing system, which provide a portal for users to submit credit or debit card information for processing.  Payment occurs after the credit card information entered for the transaction passes through the validation and verification process of the billing system and third-party billing providers and processors.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
North America	60%	54%	51%
Europe	21	24	27
Latin America	10	11	10
Asia and Others	9	11	12
Total	100%	100%	100%

We expect the percentage of revenues derived from outside of North America to increase over time as we continue to further penetrate internationally.  Additional international adoption of our solutions and services is driven by our ability to offer our platform in local languages and offer local billing solutions.  When penetrating new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities.  We currently offer our platform in twelve languages— English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch and Turkish with others, such as Norwegian, Swedish and Danish in recently-launched test formats, and we plan to add more languages in the future.  We have historically launched our platform in new markets without the need for local support staff.

Costs and Expenses

Cost of Revenues

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

Research and Development

Research and development expenses consist primarily of personnel and the related overhead costs, including share-based compensation, related to our solutions and service development activities including new initiatives, quality assurance and other related development activities.  We expect research and development costs and expenses to continue to increase on an absolute basis as we develop new solutions and add functionalities to our existing solutions and services and expand our offerings including mobile and other solutions.  We expect research and development costs and expenses to decrease as a percentage of revenues.

Selling and Marketing

Our primary operating expense is selling and marketing.  The significant majority of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements.  We intend to continue expanding our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. In addition, we direct a significant portion of our marketing expenses towards more traditional advertising, including radio and television commercials. Other selling and marketing expenses also consist primarily of personnel and the related overhead costs, including share-based compensation for personnel engaged in marketing, advertising and promotional activities.  Our marketing expenses also include billing costs in connection with the processing fee of our collections.  We expect our selling and marketing expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and increase our business and collections, but expect it to decrease as a percentage of collections

General and Administrative

General and administrative expenses primarily consist of personnel and overhead related costs, including share-based compensation, for our executive, finance, human resources and administrative personnel.  General and administrative expenses also include legal, accounting and other professional service fees and other corporate expenses.  We expect our general and administrative expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and incur additional costs related to the growth of our business.  We also incur costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC and NASDAQ, and director and officer liability insurance.

Financial Income (Expenses), Net

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

 Taxes on Income

Taxes on income consist mainly of taxes we pay or accrue due to our international activity. As of December 31, 2014, we had not yet generated taxable income in Israel.  At the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $80 million.  After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law.  Accordingly, if we generate taxable income in Israel during the benefit period, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which was 24% in 2011, 25% in 2012 and 2013, 26.5% in 2014 and will be 26.5% in 2015 and thereafter.  Our benefit period currently ends in 2020.  Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.  For more information about the tax benefits available to us as a Beneficiary Enterprise, see “Item 10.E. Taxation.”

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(dollars in thousands)
Revenues	$43,676	100.0%	$80,473	100.0%	$141,841	100.0%
Cost of revenues	9,233	21.1	15,257	19.0	26,108	18.4
Gross profit	34,443	78.9	65,216	81.0	115,733	81.6
Operating expenses:
Research and development	16,782	38.4	29,660	36.9	57,832	40.8
Selling and marketing	29,057	66.6	53,776	66.8	97,742	68.9
General and administrative	3,565	8.2	8,307	10.3	15,803	11.1
Total operating expenses	49,404	113.2	91,743	114.0	171,377	120.8
Operating loss	(14,961)	(34.3)	(26,527)	(33.0)	(56,644)	(39.2)
Financial income (expenses), net	487	1.1	(603)	(0.7)	2,144	1.5
Other expenses	2	0.0	18	0.0	14	0.0
Loss before taxes on income	(14,476)	(33.2)	(27,148)	(33.7)	(53,514)	(37.7)
Taxes on income	496	1.1	1,572	2.0	3,052	2.2
Net loss	$(14,972)	(34.3)%	$(28,720)	(35.7)%	$(56,566)	(39.9)%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Revenues

Revenues increased by $61.3 million, or 76.1%, from $80.5 million in 2013 to $141.8 million in 2014.  The substantial majority of this increase was driven by 56.1% growth in the number of premium subscriptions from 789,753 as of December 31, 2013 to 1,232,827 as of December 31, 2014.  The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses.

Collections increased by $72.6 million, from $98.7 million in 2013 to $171.3 million in 2014.  This increase was primarily due to an increase in premium subscriptions from 789,753 to 1,232,827 and an increased shift from monthly to annual subscription packages sold, as well as domain name registration to a lesser extent.

Costs and Expenses

Cost of Revenues

Cost of revenues increased by $10.8 million, or 70.6%, from $15.3 million in 2013 to $26.1 million in 2014.  This increase was primarily attributable to an increase of $3.9 million in payroll expenses, consisting of $3.4 million due to increased headcount from 152 to 216 and $0.5 million in share-based compensation expense.  The increase was also due to an increase of $2.8 million in bandwidth and hosting costs, an increase of $2.7 million in domain name costs and an increase of $1.4 million related to allocated overhead expenses and other costs due to expanded activities.

Research and Development

Research and development expenses increased by $28.1 million, or 94.6%, from $29.7 million in 2013 to $57.8 million in 2014.  This increase was primarily attributable to an increase of $23.3 million in payroll, subcontractors and consultant fees, consisting of $17.9 million due to increased headcount from 302 to 462 to support our development plans, $3.5 million in share-based compensation expense and $1.9 million in subcontractors and consultant fees.  The increase was also due to an increase of $4.8 million related to allocated overhead expenses and other development costs due to expanded activities.

Selling and Marketing

Selling and marketing expenses increased by $43.9 million, or 81.6%, from $53.8 million in 2013 to $97.7 million in 2014.  This increase was primarily attributable to an increase of $33.0 million in user acquisition costs and other marketing activities from $42.2 million in 2013 to $75.2 million in 2014 due to the expansion of advertising activities for our products and services, primarily via more traditional advertising, including radio and television commercials.  It also resulted from an increase of $7.4 million in payroll expenses, consisting of an increase of $6.1 million due to increased headcount from 86 to 163, an increase of $1.3 million in share-based compensation expense, an increase of $1.4 million in processing costs of our collections and an increase of $2.1 million in related allocated overhead expenses.

General and Administrative

General and administrative expenses increased by $7.5 million, or 90.4%, from $8.3 million in 2013 to $15.8 million in 2014.  This increase was primarily attributable to an increase of $4.6 million in payroll expenses, consisting of $3.1 million due to increased headcount from 44 to 57, and $1.5 million in share-based compensation expense.  The increase was also due to an increase of $2.5 million related to allocated overhead expenses and other costs primarily associated with consulting fee and services as public company and an increase of $0.4 million in legal and audit costs.

Financial Income (Expenses), Net

Financial income (expenses), net changed by $2.7 million from net financial expenses of $0.6 million in 2013 to net financial income of $2.1 million in 2014.  Financial expenses in 2014 amounted to $1.6 million primarily related to $1.5 million due to exchange rate differences. Financial income in 2014 amounted to $3.7 million of which $3.3 million were in connection with the hedging transactions activity and $0.4 million in interest income.

Taxes on Income

Taxes on income increased by $1.5 million from $1.6 million in 2013 to $3.1 million in 2014. Taxes on income for 2014 were comprised of $1.4 million in taxes in Brazil, $0.9 million in taxes in the United States and $0.8 million in taxes related to the Israeli entity.

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

Cost of Revenues

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

Research and Development

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

Selling and Marketing

Selling and marketing expenses increased by $24.7 million, or 84.9%, from $29.1 million in 2012 to $53.8 million in 2013.  This increase was attributable to an increase of $20.0 million in user acquisition costs and other marketing activities from $22.2 million in 2012 to $42.2 million in 2013 due to the expansion of advertising activities for our products and services, especially via social networking platforms.  It also resulted from an increase of $1.5 million in processing costs of our collections, an increase of $2.4 million in payroll expenses, consisting of $1.3 million due to increased headcount from 56 to 86 and $1.1 million in share-based compensation expense, and an increase of $0.8 million in related allocated overhead expenses.

General and Administrative

General and administrative expenses increased by $4.7 million, or 130.6%, from $3.6 million in 2012 to $8.3 million in 2013.  This increase was primarily attributable to an increase of $3.1 million in payroll expenses, consisting of $1.1 million due to increased headcount from 19 to 44 and $2.0 million in share-based compensation expense.  The increase was also due to an increase of $0.6 million in legal, audit and other consulting services costs primarily associated with our expanded operations and the transition to become a public company, and an increase of $1.0 million related to allocated overhead expenses and other costs.

Financial Income (Expenses), Net

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

Taxes on Income

Taxes on income increased by $1.1 million from $0.5 million in 2012 to $1.6 million in 2013.  Taxes on income for 2013 were comprised of $0.3 million in taxes related to the Israeli entity, $0.5 million in taxes in the United States and $0.8 million in taxes in Brazil.

Application of Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this annual report.  We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities.  These estimates are prepared using our best judgment, after considering past and current events and economic conditions.  While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results.  In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties.  Actual results could differ from these estimates and could have a material adverse effect on our reported results.  See “Item 3.D.Risk Factors” for a discussion of the possible risks which may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions.  We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Revenue Recognition

We derive most of our revenues from monthly and annual premium subscriptions.  We derive a portion of our revenues from selling third-party domain registration.  We also derive a portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any app to which our users subscribe and also from our own self developed apps.

We recognize revenues in accordance with ASC No. 605-10-S99, (SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”), when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenues related to services for websites and the purchase and registration of domain names are recognized ratably over the term of the service period.  Revenues related to apps developed by third-party developers or our own self developed apps are also recognized ratably over the term of the service period.  We account on a net basis for revenues related to third party apps in our App Market by recognizing the commission we retain from each sale.  The portion of the gross amount billed to users that is remitted by us to third-party app developers is not reflected in our consolidated statements of operations.

We typically offer new premium subscription packages for a 14-day refund period during which the user can cancel the subscription at any time and receive a full refund.  We consider such amounts collected from new premium subscriptions as customer deposits until the end of the 14-day refund period.  After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly or annually.  We do not offer trial periods for domain name registrations.  Deferred service revenues primarily include unearned amounts received from customers but not recognized as revenues.

Although in general, we do not grant rights of refund, there are certain instances where such refunds occur.  Since we collect most of our revenues through online credit card billing, a small portion of our users elect to chargeback due to disputes over the credit card statements and/or claims of false transaction, and accordingly ask for refunds.  We maintain a provision for chargebacks and refunds in accordance with ASC No. 605, “Revenue Recognition,” which we estimate based primarily on historical experience as well as management judgment and is recorded through a reduction of revenues.

A portion of our revenue transactions include multiple elements within a single contract if it is determined that multiple units of accounting exist.  Accounting Standards Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)” (“ASU No. 2009-13”),requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy.  The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

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

Pursuant to the guidance under ASU No. 2009-13, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy.  The selling price for a deliverable is based on its VSOE if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.  VSOE of selling price is based on the price charged when the element is sold separately.  In determining VSOE, it is required that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific services.  TPE of selling price is established by evaluating largely interchangeable competitor services in stand-alone sales to similarly situated customers.

Monthly and annual premium subscriptions and domain name registrations are sold separately and therefore the selling price (VSOE) is based on stand-alone transaction.

Share-Based Compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 “Compensation—Stock Based Compensation” (“ASC No. 718”), which requires us to measure the cost of options based on the fair value of the award on the grant date.  The Company also applies ASC No. 718 and ASC No. 505-50 “Equity Based Payments to Non-Employees” (“ASC No. 505-50”) with respect to options issued to non-employees consultants.

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

•	Fair Value of our Ordinary Shares

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

•	Expected Term

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

•	Volatility

The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded.

•	Risk-free Rate

The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

•	Dividend Yield

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.  Consequently, we used an expected dividend yield of zero.

•	Forfeiture Rate

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

We also award RSUs to certain of our employees, officers and directors.  At the time of vesting these awards are settled in shares.  Awards settled in shares are accounted for based on the fair market value at the time of grant while awards settled in cash are accounted for based on the fair market value at the time of vesting.

The total non-cash share-based compensation expense we recognized in our consolidated statement of operations was $1.0 million, $7.1 million and $13.9 million in the years ended December 31, 2012, 2013 and 2014, respectively.

Derivatives and Hedging

We account for derivatives and hedging based on ASC 815 “Derivatives and Hedging” (“ACS 815”), which requires us to recognize all derivatives on the balance sheet at their fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

•	Derivative instruments designated as hedging instruments

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

•	Derivative instruments not designated as hedging instruments

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

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. As of December 31, 2014, we had a net operating loss carryforward of approximately $83 million and had recorded a valuation allowance against most of our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future.

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

As of December 31, 2014, we had $40.2 million of cash and cash equivalents and $45.8 million in short-term deposits with a maturity date of less than one year. In addition, we had $5.9 million as restricted deposits of which $1.0 million related to our currency hedging transactions and the remaining balance consisted of restricted bank deposits for our leases, credit card agreements and also deposits to secure our online merchant activity with one of our billing processors.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability.  Deferred revenues consist of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales.  We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues together with our other sources of liquidity.  As of December 31, 2014, we had a working capital of $6.6 million, which included $64.1 million of short-term deferred revenues recorded as a current liability, and we also had $2.5 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for one to 12 months for premium subscriptions and one to 36 months for domain name registration sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months.  In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

We expect to spend approximately $6 - $7 million in 2015 for capital expenditures, primarily related to leasehold improvements as we expand our office space. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion.  We may also seek to invest in or acquire complementary businesses or technologies.  To the extent that existing cash, cash from operations and net proceeds from the IPO are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing.  Additional funds may not be available on favorable terms or at all.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by (used in) operating activities	$(3,608)	$4,243	$(803)
Net cash provided by (used in) investing activities	683	(3,840)	(60,708)
Net cash provided by financing activities	61	94,213	812

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities decreased by $5.0 million in 2014 compared to 2013.  In 2012, $3.6 million in cash was used by operating activities.  Our primary source of cash from operating activities has been cash collections from our premium subscriptions.  Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services.  We expect cash inflows from operating activities to be affected by increases in sales and the timing of collections.  We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2014, operating activities used $0.8 million in cash, primarily resulting from our net loss of $56.6 million, which included $17.5 million of non-cash charges related primarily to share-based compensation expenses, depreciation, amortization and tax benefits related to the exercise of share options.  Our net loss (after adjusting for such non-cash items) was offset primarily by a net change of $38.3 million in our operating assets and liabilities, which was primarily the result of an increase of $29.7 million in deferred revenues due to an increase in collections from our premium subscriptions, an $14.4 million increase in payroll accruals and other liabilities primarily due to trade payables and others, $1.0 million related to accrued interest and exchange rate on short term and long term deposits and $0.1 million in change in deferred income taxes. These changes were offset by a $6.5 million increase in prepaid expenses and other current and long term assets, an increase of $0.4 million in trade receivables as a result of growth in our business.

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

Cash Provided by (Used in) Investing Activities

Cash used in investing activities was $60.7 million in 2014, cash used by investing activities was $3.8 million in 2013 and cash provided by investing activities was $0.7 million in 2012.  Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for the acquisition of the share capital of Appixia Ltd. and OpenRest Ltd. and other intangible assets.

Cash Provided by Financing Activities

Our financing activities have primarily consisted of proceeds from the issuance and sale of our securities and proceeds from the exercise of share options. In 2014, financing activities provided $0.8 million, primary the result of proceeds from the exercise of share options.  In 2013, financing activities provided $94.2 million, which included $93.7 million of net IPO proceeds and $0.5 million from the proceeds from the exercise of share options.  In July 2013, we utilized $5.0 million of our revolving credit facility, which we repaid in full following the completion of the IPO in November 2013.  For the year ended December 31, 2012, financing activities provided $0.1 million in cash primarily as a result of net proceeds from the issuance and sale of preferred shares and proceeds from the exercise of share options.

C.           Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania and contractors, either directly or through a third-party service organization, engaged in research and development activities for us in Ukraine.  Our research and development department is comprised of 462 employees and contractors.  In 2014, research and development costs accounted for approximately 40.8% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies.  We have filed a number of patent applications and continue to file for patents in the United States, Israel and Germany in order to protect our invention as well as PCT applications that may result in additional national applications.  No patent application is material to the overall conduct of our business.

For a description of our research and development policies, see “Item 4.A. Business Overview—Research and development.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.           Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements.  In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.           Contractual Obligations

Our significant operating lease contractual obligations as of December 31, 2014 are summarized in the following table:

		Payments Due by Period(1)
	Total	2015	2016	2017	2018	2019	2020 and thereafter
			(in thousands)
Operating lease obligations(2)	$18,536	$5,613	$3,678	$2,972	$1,995	$1,945	$2,333

Uncertain tax obligations (3)	$1,098	$-	$-	$-	$-	$-	$-
Total	19,634	$5,613	$3,678	$2,972	$1,995	$1,945	$2,333
____________
(1)	Does not include short-term obligations that accrue monthly and are payable to third-party distributors and Internet search providers.
(2)
Consists of future lease payments for our rented office facilities located in Tel Aviv and Haifa, Israel; New York, New York; San Francisco, California; Miami, Florida; Vilnius, Lithuania; and Sao Paolo, Brazil.  It also includes future lease payments for leased motor vehicles, the leases for each of which will expire in 2018.

(3)
Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 10(i) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 15, 2015:

Name	Age	Position
Executive Officers
Avishai Abrahami	43	Co-founder, Chief Executive Officer and Chairman of the Board
Giora Kaplan	44	Co-founder, Chief Technology Officer and Director
Lior Shemesh	45	Chief Financial Officer
Nir Zohar	37	President and Chief Operating Officer
Omer Shai	37	Chief Marketing Officer
Yaniv Even-Haim	40	Vice President of Research and Development
Directors
Norbert Becker(1)(2)(3)(4)(5)	61	Director
Yuval Cohen(1)(4)	52	Director
Adam Fisher(4)	39	Director
Ron Gutler(1)(2)(3)(4)(5)	57	Director
Erika Rottenberg(2)(4)	52	Director
Roy Saar(3)(4)	44	Director
Mark Tluszcz(2)(4)(6)	48	Director
____________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Independent director under the rules of NASDAQ
(5)	External director under the Companies Law
(6)	Lead independent director

Executive Officers

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our Board since November 2013.  From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Giora Kaplan is our Co-Founder, and has served as our Chief Technology Officer since March 2008, was our Co-Chief Executive Officer from 2006 to March 2008, and has served as one of our directors since 2006.  From 2004 to 2006, he served as a technology and product management consultant to several start-up companies.  Mr. Kaplan was the founder and Chief Executive Officer of Promotix Technologies Ltd., an Internet advertising and publishing company, from 1999 to 2001.  He also co-founded and served as Chief Technology Officer or Optimedia Ltd., an electronic and online publishing company, from 1992 to 1999.  Mr. Kaplan served in the Israeli Defense Forces’ elite computer intelligence unit from 1988 until 1991.

Lior Shemesh has served as our Chief Financial Officer since March 2013.  From December 2010, to January 2013, he served as Chief Financial Officer at Alvarion Ltd., a provider of optimized wireless broadband solutions.  From October 2008 to December 2010 he served as Alvarion’s Vice President of Finance.  From May 2003 to October 2008, Mr. Shemesh served as Vice President of Finance at Veraz Networks Inc., a provider of softswitch, media gateway and digital compression solutions.  Prior to this, Mr. Shemesh served as Controller, and later as Associate Vice President of Finance of the Broadband division, for ECI Telecom Ltd., a network infrastructure provider.  Mr. Shemesh holds a B.A. in Accounting and Economics, and an M.B.A. from Bar-Ilan University.

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

Yaniv Even-Haim has served as our Vice President of Research and Development since September 2010.  From August 2009 to September 2010, Mr. Even-Haim was the Vice President of Product at Pudding Media Inc., a mobile advertising solutions company.  From September 2001 to August 2009, he was the Head of Research and Development at Comverse, Inc., a provider of communications software.  From August 1998 to September 2001, Mr. Even-Haim was the Director of Research and Development at EverAd, Inc., a music and advertising company.  Mr. Even-Haim holds a B.Sc. in Computers and an M.B.A. from Technion—Israel’s Institute of Technology.

Directors

Norbert Becker has served as a member of our board of directors since October 2014 and serves as an external director under the Companies Law.  Mr. Becker serves on the board and committees of a number of private companies in the financial services industry, including as a director and a member of the audit and remuneration committee of Paypal Europe since 2008.  From 2005 until 2011, Mr. Becker served as a director, chairman of the audit committee, and a member of the remuneration committee of Skype S.à.r.l.  In 2007, Mr. Becker was one of the co-founders of Compagnie de banque Privée, a private bank incorporated in Luxembourg and serves as Chairman.  Prior to that, Mr. Becker held various senior executive positions in Andersen Worlwide and Ernst & Young Global and was appointed Global Chief Financial Officer of Ernst & Young.  Mr. Becker is involved with a number of international private equity firms, such as Edmond de Rothschild Group.  Mr. Becker also served on the board of BIP Investment Partners, a public investment firm based in Luxembourg.  He is the managing director of Intesa Sanpaolo Holdings International S.A., which is wholly owned by Intesa Sanpaolo, Mr. Becker is the Chairman of Lombard International Assurance S.A and he is the founding partner and Chairman of Atoz, a tax advisory firm.  Mr. Becker earned a doctor honoris causa degree from Sacred Heart University, Fairfield, Connecticut and is a Trustee of the University

Yuval Cohen has served as a member of our board of directors since August 2013.  Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $400 million that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund.  Mr. Cohen currently serves as a director of several privately held portfolio companies of Fortissimo Capital and the chairman of the board of SodaStream International Ltd.  Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Adam Fisher has served as a member of our board of directors since November 2007.  Since March 2007, Mr. Fisher has served as a partner at Bessemer Venture Partners, a venture capital firm, and is the founder of the firm’s investment practice in Herzliya, Israel.  From 1998 to 2007, Mr. Fisher was a partner at Jerusalem Venture Partners, a venture capital firm based in Israel.  Mr. Fisher is currently a member of the board of directors of several private Bessemer Venture Partners portfolio companies.  Mr. Fisher holds a B.S. (with honors) in Foreign Service from Georgetown University.

Ron Gutler has served as a member of our board of directors since July 2013 and serves as an external director under the Companies Law.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance.  Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company.  Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank.  He also established and headed the Israeli office of Bankers Trust.  Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and CyberArk Software Ltd., an Israeli information security company traded on NASDAQ, and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group.  Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Erika Rottenberg has served as a member of our board of directors since October 2014.  From July 2008 until September 2014, Ms.  Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet.  Prior to LinkedIn, Ms.  Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008, and served as a consultant to SumTotal through December 2008.  Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company.  Ms.  Rottenberg was also an attorney with the Silicon Valley-based law firm of Cooley LLP and, prior to law school, was a school teacher in Anchorage, Alaska.  Ms.  Rottenberg serves on the board of directors of the Girl Scouts of Northern California, the Center for Democracy and Technology (CDT) and the Silicon Valley Law Foundation.  She holds a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

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

Mark Tluszcz has served as a member of our board of directors since June 2010 and as our lead independent director since October 2013.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm with more than €500 million of assets under management, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg.  Mr. Tluszcz currently serves on the board of directors of FreedomPop, JobToday and Galencium.  Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

B.           Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid by us to our directors and executive officers, including share-based compensation, for the year ended December 31, 2014, was approximately $7.1 million.  This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.  The share-based compensation for the year ended December 31, 2014 recorded in our financial statement due to options and RSUs granted to our directors and executive officers related to (i) options to purchase 4,813,208 shares with exercise prices ranging from $0.01 to $20.69 and (ii) 30,667 RSUs.  The expiration date of such options is ten years after their date of grant.

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law and described below under “Board Practices—External Directors” below) during the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation that was actually paid during 2014.

Information Regarding the Covered Executive(1) (in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Avishai Abrahami - CEO	$259	$82	$-	$-	$341
Giora Kaplan- CTO	$259	$70	$-	$-	$329
Lior Shemesh - CFO	$235	$63	$-	$-	$298
Nir Zohar – COO & President	$234	$86	$-	$-	$320
Omer Shai - CMO	$223	$76	$-	$-	$299

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2014.

(3)
Amounts reported in this column include benefits and perquisites or on account of such benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2014.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation granted to the Covered Executive during the year ended December 31, 2014.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment or consulting agreements with all of our executive officers.  Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions.  The non-competition provision applies for a period that is generally 12 months following termination of employment.  The enforceability of covenants not to compete in Israel and the United States is subject to limitations.  In addition, we are required to provide one to three months’ notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

2007 Share Option Plan

Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and October 27, 2011 (the “2007 plan”).  The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants.  As of December 31, 2014, options to purchase 9,624,819 ordinary shares were outstanding under the 2007 plan.  The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

Our compensation committee administers the 2007 plan and our board of directors may amend the plan at any time, except that generally no amendment may impair the rights of an optionholder without his or her written consent, unless such amendment (i) is required to satisfy an existing law, regulation or accounting standard or (ii) is not reasonably likely to significantly diminish the benefits provided under the plan or that such diminishment has been adequately compensated.  In all other cases, the approval of our shareholders is generally required for any amendment that would (i) decrease the minimum option exercise price requirements under the 2007 plan, or (ii) extend the duration of the 2007 plan or the period during which incentive share options may be exercised.

Options granted under the 2007 plan generally vest and become exercisable over a period of four years with 25% of the shares subject to the option vesting on the first anniversary of the grant and the rest vesting monthly over the next three years, subject to continued employment or service by the optionholder.  Options generally expire ten years from the grant date.

Upon termination of employment or service for any reason, other than for cause or death or disability, the optionholder may exercise his or her vested options within 90 days of the date of termination.  If we terminate an optionholder’s employment or service for cause, all of the employee’s options, whether vested or unvested, expire on the termination date.  Upon termination of employment or service due to death or disability, the optionholder or his or her estate may exercise his or her vested options within twelve months from the date of death or disability.  An option may not, however, be exercised after the option’s expiration date.  Subject to applicable law, if the optionholder’s employment or services is terminated for fraud, breach of loyalty, theft or other malicious behavior against us, then he or she will be deemed to have offered to our other shareholders the right to purchase all of the shares issued pursuant to his or her option at the exercise price paid by him or her for such shares pro rata to their respective holdings of our issued and outstanding shares.

Options are non-transferable except in the event of an optionholder’s death.

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

2013 Incentive Compensation Plan

We adopted our 2013 Incentive Compensation Plan, or the 2013 plan, which went into effect on October 15, 2013.  The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and to any other person whose services are considered valuable to us or any of our affiliates.  As of December 31, 2014, options to purchase 1,542,872 of our ordinary shares and 41,741 RSUs were outstanding under the 2013 plan.

In 2014, under the 2007 plan and the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 1,406,707 of our ordinary shares at a weighted average exercise price of $20.12 per share and zero RSUs.

As of December 31, 2014, the number of shares that we may issue under the 2013 plan is 1,914,321 ordinary shares, which automatically increases annually on January 1, commencing January 1, 2014, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 7,500,000 shares.  Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or regrant, respectively, under the 2013 plan.  The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital.  On January 1, 2015, the number of ordinary shares reserved for the 2013 plan increased by 1,920,960.  The total number of ordinary shares reserved under the 2013 plan as of February 28, 2015 was 2,044,691.

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

Options granted under the 2013 plan will generally vest over four years commencing on the date of grant such that 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months.  Options, other than certain incentive share options, that are not exercised within ten years from the grant date expire, unless otherwise determined by our board of directors or the compensation committee, as applicable.  In the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death.  If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination.  If a grantee’s employment or service is terminated for any other reason, including retirement, the grantee may exercise his or her vested options within 90 days of the date of termination.  Any expired or unvested options return to the pool for reissuance.

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

Share options granted to Israeli employees under the 2013 plan may be granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance.  Any options granted pursuant to such provision will be issued to a trustee and be held by the trustee for at least two years from the date of grant of the options.  Any share options granted under the 2013 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee and stated in the option agreement.

If we undergo a change of control, as defined in the 2013 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, then without the consent of the option holder, our board of directors or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation or (ii) if the successor corporation refuses to assume or substitute the award as described in the 2013 plan (a) the grantee’s awards shall accelerate in full and such grantee may exercise the award as to all or part of the shares or (b) cancel the options against payment in cash, securities or other property in the same amount as was received by the holders of our shares in such change of control transaction.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of February 28, 2015:

Name	Number of Options	Grant Date	Exercise Price	Vested Options as of February 28, 2015	Expiration Date
Avishai Abrahami	816,510	12/31/2010	$0.33	781,510	12/31/2020
Co-Founder, Chief Executive Officer and Chairman of the Board	612,384	7/28/2013	$0.003	161,601	7/28/2023
Giora Kaplan	680,424	12/31/2010	$0.33	680,424	12/31/2020
Co-founder, Chief Technology Officer and Director	510,318	7/11/2013	$0.003	134,667	7/11/2023

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receives on each pay day during the offering period. In the third quarter of 2014, we started granting employees the right to make purchases under the ESPP.  The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares.  On January 1, 2015, the number of ordinary shares reserved for the ESPP increased by 384,192.  The total ordinary shares reserved under the ESPP as of February 28, 2015 was 687,624. At March 1, 2015, 97,290 ordinary shares were issued under the ESPP for the 6 months period from September 1, 2014 through February 28, 2015.

The ESPP is administered by our board of directors or by a committee designated by the board of directors.  Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP.  To the extent that we grant employees the right to make purchases under the ESPP, on the first day of each offering period, each participating employee will be granted an option to purchase on the exercise date of such offering period up to a number of the company’s ordinary shares determined by dividing (1) the employee’s payroll deductions accumulated prior to such exercise date and retained in the employee’s account as of the exercise date by (2) the applicable purchase price, subject to certain limitations that may be applied to employees in different jurisdictions to address applicable law.  The applicable purchase price is based on a discount percentage of up to 15%, which percentage may be decreased by the board or the compensation committee, multiplied by the lesser of (1) the fair market value of an ordinary share on the exercise date, or (2) the fair market value of an ordinary share on the offering date.

C.           Board Practices

Board of Directors

Under the Companies Law and our articles of association, our business and affairs are managed under the direction of board of directors.  Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management.  Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management.  Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of an employment agreement that we have entered into with him.  All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

We comply with the rules of NASDAQ requiring that a majority of our directors are independent.  Our board of directors has determined that all of our directors, other than Avishai Abrahami and Giora Kaplan, are independent under such rules.  In addition, pursuant to the requirements of Israeli law, Norbert Becker and Ron Gutler, serve as external directors.  The definition of independent director under NASDAQ rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules.  The definition of external director is a rule-based determination while the definition of independent director also requires the board to consider any factor which would impair the ability of a director to exercise independent judgment.  In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of Israeli law and independent directors pursuant to the staggered board provisions of our articles of association.  However, external directors must be elected by a special majority of shareholders while an independent director is elected by an ordinary majority.  See “—External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

Each director, other than external directors, is appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual meeting of our shareholders.

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see “—External Directors”) are divided into three classes with staggered three-year terms.  Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors).  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2015 and after, each year the term of office of only one class of directors will expire.  Our directors are divided among the three classes as follows:

•	the Class I directors are Erika Rottenberg and Adam Fisher, and their terms expire at our annual meeting of shareholders to be held in 2017;

•	the Class II directors are Yuval Cohen and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2015; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2016.

The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions).  Each director will hold office until such director’s successor is elected at a meeting of our shareholders or until the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

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

External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below.  External directors may be removed from office only under limited circumstances set forth in the Companies Law.  See “—External Directors.”

Other than our Co-founder, Chief Executive Officer and Chairman of the Board, Avishai Abrahami, and our Co-founder and Vice President of Client Development, Nadav Abrahami, who are brothers, there are no family relationships among any of our directors or executive officers.

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors.  Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

In February 2014, our shareholders approved the appointment of our Chief Executive Officer to also serve as the chairman of the board.  This dual office term shall be limited to three years, which can be extended for additional three-year terms, subject to shareholder approval.

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

External Directors

Under the Companies Law, companies organized under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law.  Appointment of external directors must be made by a general meeting of our shareholders.  Our shareholders approved the appointment of Ron Gutler as an external director in February 2014, and approved the appointment of Norbert Becker as an external director in October 2014.

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

After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional terms of three years each under one of two alternatives.  Under the first alternative, the external director may be nominated by the board of directors, and such external director’s reelection is approved by the same majority of shareholders who was required to elect such external director in such director’s initial election.  Under the second alternative, subject to certain terms prescribed by the Companies Law, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders who are non-controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2% of the total voting power in the company.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including NASDAQ, may be extended indefinitely in increments of additional three-year terms, provided that, prior to each nomination for reelection, the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company (and provided that the reasons for such confirmation are presented to the shareholders at the general meeting at which such reelection is being sought) and the external director is reelected in accordance with the appropriate approval method described above.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.  If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

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

The Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to whom that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

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

The Companies Law defines the term “office holder” of a company to include a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director or a manager directly subordinate to the general manager.

The following additional qualifications apply to an external director:

•	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

•
if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she (or his or her relative, partner, employer or any entity under his or her control) has, as of the date of the person’s election to serve as an external director, any affiliation with the then chairman of the board of directors, Chief Executive Officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company;

•
a person may not serve as an external director if he or she (or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control) has business or professional relations with anyone with whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than immaterial relations); and

•
a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than the amounts or benefits prescribed under the regulations promulgated under the Companies Law, indemnification, the company’s undertaking to indemnify such person and insurance coverage.

Furthermore, no person may serve as an external director if that person’s professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  Following the termination of an external director’s membership on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including serving as an executive officer or director of the company or a company controlled by its controlling shareholder and cannot be employed by or provide professional services to the company for pay, either directly or indirectly, including through a corporation controlled by that former external director, for a period of two years (the prohibition also applies to relatives of the former external director who are not his or her spouse or children, but only for a period of one year).

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

Pursuant to the regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise as defined in those regulations.  In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members who are required to possess accounting and financial expertise.  In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.  Our board of directors has determined that at least one of our directors must possess accounting and financial expertise.  In this regard, our board of directors has determined that our director, Ron Gutler possesses “accounting and financial” expertise as such term is defined under the Companies Law.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee.  The audit committee must be comprised of at least three directors, including all of the external directors (with one of the external directors serving as the chair of the committee), and a majority of its members must be unaffiliated directors, as defined in the Companies Law.  An unaffiliated director is an external director or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), whom the audit committee has confirmed to meet the external director qualifications, and who has not served as a director of the company for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period).  For Israeli companies traded on certain foreign stock exchanges, including NASDAQ, a director who qualifies as an independent director for the purposes of such director’s membership in the audit committee in accordance with the rules of such stock exchange is also deemed to be an unaffiliated director under the Companies Law.  Such person must meet the non-affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above.  Following the nine-year period, a director of an Israeli company traded on such foreign stock exchange may continue to be considered an unaffiliated director for unlimited additional periods of three years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.

The audit committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, as each term is defined in the Companies Law.  In addition, the audit committee may not include any director employed by the company’s controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company’s controlling shareholder or a company controlled by such controlling shareholder, on a regular basis, or a director whose main livelihood is from the controlling shareholder.  The chairman of the audit committee is required to be an external director.

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

Our audit committee consists of Ron Gutler, Norbert Becker and Yuval Cohen.  Ron Gutler serves as the Chairman of the audit committee.  All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules.  Our board of directors has determined that Ron Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

Each member of our audit committee is “independent” as such term is defined in the relevant NASDAQ rules and in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which is different from the general test for independence of board and committee members.

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

Additionally, under the Companies Law, an audit committee is required, among other things, to identify deficiencies in the administration of the company (including by consulting with the internal auditor), and recommend remedial actions with respect to such deficiencies, is responsible for reviewing and approving certain related party transactions, including determining whether or not such transactions are extraordinary transactions, and is required to adopt procedures with respect to processing employee complaints in connection with deficiencies in the administration of the company, and the appropriate means of protection afforded to such employees.  In addition, the audit committee is responsible to oversee the internal control procedures of the company.  Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders.  See “—Approval of Related Party Transactions under Israeli Law.” However, the audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be unaffiliated directors and at least one of whom must be an external director.

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

Under the Companies Law, the external directors shall constitute a majority of the compensation committee.  However, subject to certain exceptions, Israeli companies that are traded on stock exchanges such as NASDAQ, and who do not have a shareholder holding 25% or more of the company’s share capital, do not have to meet this requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company is traded.

The compensation committee’s duties include recommending compensation policies to the board of directors, overseeing compensation policy implementation, and ratifying the compensation of executive officers.

Compensation Policies under the Companies Law

In accordance with the Companies Law, we have adopted compensation policies for our directors and executive officers, which we refer to in this section as “office holders.”  In adopting the compensation policies, the compensation committee took into account factors such as the office holder’s education, experience, past compensation arrangements with the company, and the proportional difference between the person’s compensation and the average compensation of the company’s employees.

The compensation policies must be approved at least once every three years at the company’s general meeting of shareholders, following approval of the compensation committee and the board, and is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

The compensation policies serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement.  The compensation policies must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives.  It must also consider, among other things, the company’s risk management, size and the nature of its operations.  The compensation policies must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

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

•
as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period  of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policies must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation while referring to appropriate a long-term perspective based incentives; and

•	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policies to the company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policies and to the approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policies;

•	assessing implementation of the compensation policies; and

•	determining whether the compensation terms of a proposed new Chief Executive Officer of the company need not be brought to approval of the shareholders.

NASDAQ Listing and Companies Law Requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each member of our compensation committee satisfies those requirements.

Under the Companies Law, the board of directors of any public company must establish a compensation committee.  The compensation committee must consist of at least three directors, include all of the external directors (including one external director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law.  Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

Compensation Committee Role

Our compensation committee consists of Ron Gutler, Norbert Becker, Erika Rottenberg and Mark Tluszcz.  Ron Gutler serves as the Chair of the compensation committee.  Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with NASDAQ rules and the Companies Law, which include:

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

Nominating and Governance Committee

Our nominating and governance committee consists of Ron Gutler and Roy Saar.  Ron Gutler serves as the Chairman of the nominating and governance committee.  Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Compensation of Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting.  Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

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

For additional information, see “—Compensation of Officers and Directors.”

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and appointed by the board of directors.  An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder or director of the company or a relative of such person; or

•	a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures.  The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Deloitte Brightman Almagor serves as our internal auditor.

Our internal auditor also fulfills the internal audit function required by NASDAQ corporate governance rules and provides management and the audit committee with ongoing assessments of our risk management processes and system of internal control.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company.  An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager.  Each person listed in the table under “Item 6.A.Directors, Senior Management and Employees” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company.  A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval.  Any transaction that is not in the best interest of the company may not be approved by the board of directors.

Our articles of association provide that for non-extraordinary interested party transactions, the board of directors may delegate its approval, or may provide a general approval to certain types of non-extraordinary interested party transactions.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Pursuant to the Companies Law, compensation arrangements such as insurance, indemnification or exculpation arrangements with office holders who are not the Chief Executive Officer or a director require compensation committee approval and subsequent approval by the board of directors.  Compensation arrangements shall be in accordance with the executive compensation policy of the company.  In special circumstances, the compensation committee and the board of directors may approve compensation arrangements that are not in compliance with the compensation policy of the company, subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed two percent of the company’s aggregate voting rights (“Special Majority Vote for Compensation”).  In the event that the Special Majority Vote for Compensation is not obtained, the compensation committee and the board of directors may reconsider the compensation arrangement and approve it, after a detailed review.

Pursuant to the Companies Law, compensation arrangements with the Chief Executive Officer require compensation committee approval, approval by the board of directors and Special Majority for Compensation approval at the shareholders’ meeting.  Compensation arrangements with the Chief Executive Officer shall be in accordance with the compensation policy of the company.  In the event that Special Majority Vote for Compensation is not obtained, then the compensation committee and the board of directors may reconsider the compensation arrangement and approve it after a detailed review.  Notwithstanding the above, the compensation committee is authorized to refrain from submitting a proposed compensation arrangement with a Chief Executive Officer candidate for shareholder approval, if (a) doing so would jeopardize the company’s engagement of the candidate; and if (b) the proposed arrangement complies with the company’s compensation policy.

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

Compensation arrangements with directors who are not controlling shareholders, including compensation arrangements with directors in their capacities as executive officers, (unless exempted under the applicable regulations), require the approval of the compensation committee, the board of directors and the company’s shareholders, in that order.

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

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation arrangement of a controlling shareholder who is an office holder or his relative, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order.  In addition, the shareholder approval must fulfill one of the following requirements:

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

Pursuant to regulations adopted under the Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholders’ approval if the audit committee and the board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company.  Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company.  These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company.  The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

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

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court.  However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third party;

•	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors and our Chief Executive Officer, also by shareholders.

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder.  Our office holders are currently covered by a directors’ and officers’ liability insurance policy.

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

D.           Employees

As of December 31, 2014, we had 851 employees, 708 of whom were based in Israel, 109 of whom were based in the United States, 31 of whom were based in the Lithuania two of whom were based in Brazil and one was based in Russia.  Of our employees, 784 work full-time and 114 work part-time.  As of December 31, 2014, we also engaged the services of 47 contractors in Ukraine either directly or through a third-party service organization.  The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2012	2013	2014
Department
General and administration	19	44	57
Marketing	56	86	163
Research and development	176	302	462
Support and call center	114	152	216
Total	366	584	898

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

None of our employees work under any collective bargaining agreements.  Extension orders issued by the Israeli Ministry of Economy apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.           Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation—Option plans” and “Item 7.A. Major Shareholders.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2015 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership.  The percentage of shares beneficially owned is based on 38,650,804 ordinary shares outstanding as of February 28, 2015.  We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2015 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of February 28, 2015 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.  See “Item10.Additional Information—Articles of Association.” None of our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares.  Unless otherwise noted below, each shareholder’s address is Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671 Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.B.Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami(1)	1,419,262	3.6%
Giora Kaplan(2)	1,059,166	2.7%
Lior Shemesh(3)	103,050	*
Nir Zohar(3)	277,798	*
Omer Shai(3)	143,563	*
Yaniv Even-Haim(3)	129,522	*
Norbert Becker(3)	9,204	*
Yuval Cohen(3)	32,199	*
Adam Fisher	—	—
Ron Gutler(3)	32,199	*
Erika Rottenberg(3)	6,136	*
Roy Saar(4)	304,960	*
Mark Tluszcz(5)	8,261,602	21.4%

All executive officers and directors as a group (12 persons)	11,778,661	28.5%
Principal Shareholders
Entities affiliated with Mangrove Capital Partners(6)	8,233,990	21.3%
Entities affiliated with Bessemer Venture Partners(7)	7,948,254	20.6%
FMR LLC(8)	3,766,733	9.7%
Entities affiliated with Steadfast Capital Management(9)	3,334,462	8.6%
__________
*	Less than 1%.
(1)	Shares beneficially owned consist of 459,141 shares and outstanding options to purchase 960,121 shares that are exercisable within 60 days of February 28, 2015.
(2)	Shares beneficially owned consist of 229,900 shares and outstanding options to purchase 829,266 shares that are exercisable within 60 days of February 28, 2015.
(3)	Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2015.
(4)	Shares beneficially owned consist of 168,375 shares and options to purchase 136,585 shares that are exercisable within 60 days of February 28, 2015.
(5)
Shares beneficially owned consist of options to purchase 27,612 shares that are exercisable within 60 days of February 28, 2015 and 8,233,990 shares beneficially owned by entities affiliated with Mangrove and over which Mr. Tluszcz may be deemed to share voting and dispositive power. See note (6) below.

(6)
Based on a Schedule 13G filed by Mangrove II Investments Sarl on February 25, 2014 and other information available to us, shares beneficially owned consists of 8,110,689 shares held by Mangrove II Investments Sarl, 27,612 options to purchase shares held by Mangrove II Investments Sarl exercisable within 60 days of February 28, 2015, and 123,301 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Gerard Lopez and Hans-Jürgen Schmitz. Mangrove Capital Partners' address is 31 Boulevard Joseph II, L-1840, Luxembourg.

(7)
Based on a Schedule 13G filed by Deer & Co. Ltd. on February 13, 2015 and other information available to us, includes   6,824,944 shares held by Bessemer Venture Partners VII L.P. and 1,111,034 shares held by Bessemer Venture Partners VII Institutional L.P. (together, the "BVP Funds") it also consist of 15,336 RSUs and options to purchase 12,276 shares beneficially owned by an entity affiliated with BVP funds, the RSU vest and the options are exercisable within 60 days of February 28, 2015. Deer VII & Co. L.P. is the general partner of the BVP Funds. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. Investment and voting decisions with respect to the shares held by the BVP Funds are made by the directors acting as a committee and as such the directors may be deemed to be beneficial owners of the shares held by the BVP Funds. The address for the BVP Funds entities is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538. Bessemer Venture Partners' address is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(8)
This information is based upon a Schedule 13G filed by FMR LLC (“FMR”), with the SEC on February 13, 2015. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G, FMR has sole voting power over 225,042 shares and sole dispositive power over 3,766,733 shares.  Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

(9)
This information is based upon a Schedule 13G filed by Robert S. Pitts, Jr., Steadfast Capital Management LP (“Steadfast Management”), Steadfast Advisors LP (“Steadfast Advisors”), Steadfast Capital, L.P. (“Steadfast Capital”), American Steadfast, L.P. (“American Steadfast”), and Steadfast International Master Fund Ltd. (the “Offshore Fund”) (collectively, the “Steadfast Affiliates”) with the SEC on February 17, 2015. Mr. Pitts (beneficial owner of 3,334,462 ordinary shares) is the managing member of Steadfast Management (beneficial owner of 3,197,708 ordinary shares) and Steadfast Advisors (beneficial owner of 136,754 ordinary shares). Steadfast Advisors has the power to vote and dispose of the securities held by Steadfast Capital (beneficial owner of 136,754 ordinary shares). Steadfast Management has the power to vote and dispose of the securities held by American Steadfast (beneficial owner of 1,176,678 ordinary shares) and the Offshore Fund (beneficial owner of 2,021,030 ordinary shares). The Offshore Fund lists its address as c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108. The other Steadfast Affiliates list their address as 450 Park Avenue, 20th Floor, New York, New York 10022.

Registered Holders

As of February 28, 2015, we had 20,723,777 holders of record of our ordinary shares in the United States including Cede & Co., the nominee of The Depository Trust Company.  These shareholders held in the aggregate 53.6% of the 38,650,804 outstanding ordinary shares as of December 31, 2014.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Financing Transactions

Since our founding, we have raised capital through multiple rounds of financing.  Between 2007 and 2009, we raised capital through sales of our ordinary shares, Series A, B, B-1 and C preferred shares, and convertible notes, and between 2010 and 2011, we raised capital through sales of Series D and Series E preferred shares.  We do not have any convertible notes outstanding today.

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

Registration Rights

Our shareholders’ agreement entitles certain of our shareholders to registration rights.  In accordance with this agreement, and subject to conditions listed below, entities which are entitled to registration rights include the company’s founders and the entities affiliated with each of Bessemer Venture Partners, Insight Venture Partners, Mangrove Capital Partners, and Benchmark Capital Partner.

Form F-1 Demand Rights

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

Form F-3 Demand Rights

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

Piggyback registration rights

Shareholders holding registrable securities have the right to request that we include their registrable securities in underwritten offerings undertaken by us in the future for our own account or the account of other securityholders, subject to specified exceptions.

Cutback

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

Termination

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

Expenses

We will pay all expenses in carrying out the foregoing registrations other than selling shareholders’ underwriting discounts and transfer taxes.

Agreements with Directors and Officers

Employment Agreements

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

The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions.  With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving 90 calendar days’ advance written notice to the other party.  We may also terminate an executive officer’s employment agreement for good reason (as defined the employment agreement), or in the event of a merger or acquisition transaction.

Options

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors.  Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions.  We describe our option plans under “Item 6.B. Directors, Senior Management and Employees—Compensation—2007 Share Option Plan” and “Item 6.B. Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan” If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest.  Upon the consummation of a merger or acquisition transaction, an executive officer’s remaining unvested options will vest either on a monthly basis, with the first installment vesting one month after the closing of the transaction, or over the remaining vesting period, whichever is shorter.  If an executive officer is terminated within a certain period following a merger or acquisition transaction, his or her unvested options will vest immediately.

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law.  We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance.  See “Item 6.B. Directors, Senior Management and Employees—Exculpation, Insurance and Indemnification of Directors and Officers.”

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

Legal Proceedings

U.S. Voluntary Regulatory Disclosure

In May 2013, we made voluntary self-disclosures to the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and U.S. Commerce Department’s Bureau of Industry and Security, or BIS.  The disclosures related to our determination made during the course of an internal review in early 2013 that we had 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with geographic internet protocols, or GEOIP, addresses in Cuba, Iran, North Korea, North Sudan or Syria (“U.S. Sanctioned Countries”) or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries.  As part of a subsequent internal review, we also determined that we had 32,600 users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries.  See “Item 3.D.Risk Factors—We are subject to trade and economic and export sanctions laws that may govern or restrict our business and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws.”

We noted in our voluntary self-disclosure that we intend to seek an interpretation regarding whether the provision of our services falls within a general license issued by OFAC that authorizes the export to certain U.S. Sanctioned Countries of software and services incident to the exchange of personal communications over the Internet, such as instant messaging, chat and email, social networking, sharing of photos and movies, web browsing, and blogging, provided that such services are publicly available at no cost to the user.  OFAC subsequently issued a new general license that expanded the range of free and fee-based services that could be provided to persons in Iran, however, the interpretation continued to prohibit webhosting for “commercial endeavors.” In light of our inability to know whether our users’ websites are for personal or commercial purposes, we have decided at this time not to seek any further interpretation from OFAC.  We have terminated the registered users and the premium subscriptions that may have been from a U.S. Sanctioned Country and have blocked the ability of new users—with or without a premium subscription—that have a GEOIP address in a U.S. Sanctioned Country to access our cloud-based software or services.

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

Israeli Voluntary Regulatory Disclosure

In September 2013, we voluntarily approached the Israeli Ministry of Finance and asked for its formal position regarding the applicability of The Israeli Trading with the Enemy Ordinance—1939 (the “Ordinance”) to the type of services that we provide.  The Ordinance prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries.  The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria (“Israeli Sanctioned Countries”).  The Ordinance was enacted in 1939 and does not expressly address online services.  We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services that we provide.

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

B.           Significant Changes

No significant changes have occurred since December 31, 2014, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.           Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013.  Prior to that date, there was no public trading market for our ordinary shares.  Our IPO was priced at $16.50 per share on November 5, 2013.  The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
Annual:
2014	$14.28	$32.69
2013 (beginning November 6, 2013)	$16.19	$28.89
Quarterly:
First Quarter 2015 (through March 30, 2015)	$17.01	$21.75
Fourth Quarter 2014	$16.00	$22.50
Third Quarter 2014	$15.60	$20.50
Second Quarter 2014	$14.28	$23.83
First Quarter 2014	$19.91	$32.69
Fourth Quarter 2013 (beginning November 6, 2013)	$16.19	$28.89
Most Recent Six Months:
March 2015 (through March 30, 2015)	$17.01	$19.86
February 2015	$18.32	$19.98
January 2015	$17.61	$21.11
December 2014	$19.25	$22.5
November 2014	$16.35	$22.21
October 2014	$16.00	$18.33

B.           Plan of Distribution

Not applicable.

C.           Markets

See “—Listing Details” above.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

Item 10.         ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Articles of Association

Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 38,650,804 shares are issued and outstanding as of February 28, 2015.

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

Voting

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

Share Ownership Restrictions

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election and Removal of Directors

Our board of directors is divided into three classes with staggered three year terms.  Only one class of directors is elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms.  Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions).  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6.C.Board Practices—External Directors” Shareholders may only remove a director upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares having the right to vote at a general meeting of shareholders and voting in person or by proxy at the meeting.  Vacancies on our board of directors may only be filled by the vote of a simple majority of the directors then in office as described under “Item 6.C. Directors, Senior Management and Employees—Board Practices—External Directors” For additional information regarding the election of and voting by directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—External Directors.”

Dividend and Liquidation Rights

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

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis.  Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.  See “Item 8.A.Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Shareholder Meetings

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

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (without requirement of additional notification to the shareholders), or to a later time, if indicated in the notice to the meeting or to such other time and place as determined by the board of directors in a notice to our shareholders.  At the reconvened meeting, if a quorum is not present within half an hour from the appointed time for the commencement of the meeting, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings.”

Resolutions

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions).

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority.  Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law.  We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class).  If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court.  However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer.  If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company.  This rule does not apply if there is already another holder of 25% or more of the voting rights in the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.  A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.  An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company.  However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

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

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a majority of each party’s shareholders.  The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies.  If the board of directors determines that such a concern exists, it may not approve a proposed merger.  Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.  If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Item 6.C.Directors, Senior Management and Employees—Board Practices.”

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

A “business combination” is defined to include the following:

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

An “interested shareholder” is defined as an entity or person beneficially owning 15% or more of the outstanding voting shares of the company and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.           Material Contracts

For a description of the registration rights present in our Amended and Restated Shareholders Agreement, please refer to “Item 7.B. Related Party Transaction—Registration Rights.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax.  In 2013 and 2012, the corporate tax rate is 25% of their taxable income.  The corporate tax rate for 2011 was 24%.  In August 2013, the Israeli Knesset approved an increase in the corporate tax rate to 26.5% for 2014 and in 2015.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less.  Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

The Investment Law was significantly amended effective January 1, 2011 (the “2011 Amendment”).  The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.  However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply.  Prior to 2011, we did not utilize any of the benefits for which we were eligible under the Investment Law.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005.  The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval.  Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments.  The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

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

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law.  Such investment allows a company to receive “Beneficiary Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise.  Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates.  In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

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

In September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority (i) approved our status as an “Industrial Enterprise”; and (ii) determined that the expansion of our enterprise is considered as a “Beneficiary Enterprise” with 2009 as a “Year of Election,” all under the Investment Law as amended by the 2005 Amendment.  The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling.  If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.  The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%.  Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6%, respectively, in 2015 and thereafter.  Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.  Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence.  With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%.  A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.  However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty.  For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.  If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by a holder that will hold the ordinary shares as capital assets.  This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof.  All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.  There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.  Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

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

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

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

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes.  See “—Passive Foreign Investment Company Considerations” below.

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

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.  Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements.  The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

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

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

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

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•
at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares.  If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.  If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on the composition of our income and the composition and estimated fair market value of our assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2014.  However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year.  Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years.  There can be no assurance that we will not be considered a PFIC for any taxable year.  Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC.  If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.  Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts.  Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter.  NASDAQ is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder.

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

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) or successor form with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year.  If the company was a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares.  Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock.  Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons).  A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.  Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC.  Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2014, approximately 70% of our revenues were denominated in U.S. dollars and approximately 30% in other currencies, primarily in Euros, British Pounds and Brazilian Reals.  In addition, in 2014, approximately 61% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 38% in New Israeli Shekels.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

Our primary processing provider converts payments collected from by our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payment are not received in dollars this does not overall reduce our exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2014	(0.9)
2013	(6.4)
2012	7.8

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period.  Negative figures represent depreciation of the U.S. dollar compared to the NIS.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net loss by approximately $7 million in 2014.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program.

We hedge limited portions of the anticipated payroll of our Israeli employees, Israeli suppliers and anticipated rent expenses of our Israeli premises denominated in NIS for a period of one to twelve months with forward contracts and other derivative instruments.  In addition, we hedge a portion of our revenue transactions denominated in euros and British pounds.  See Note 2(j) to our consolidated financial statements included elsewhere in this annual report.

Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar.  Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods.  As of December 31, 2014, we had $60 million of cash and cash equivalents and restricted deposits denominated in U.S. dollars and $32 million denominated in other currencies, primarily NIS, EURO and the Brazilian Real.

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

Item 15.         CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management annual report on internal control over financial reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2014 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the Jumpstart Our Business Startups Act ("JOBS Act") provides an exemption from such requirement as we qualify as an emerging growth company.

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

Item 16B.       CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to its executive officers, directors and all other employees.  A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department.  Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver through the filing of a Form 6-K or on our website.  We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We granted no waivers under our code of ethics in 2014.

Item 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2014 and 2013:

	2013	2014
	(in thousands)
Audit Fees	$745	$416
Audit-Related Fees	6	42
Tax Fees	24	87
Total	$775	$545

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

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

Not applicable.

Item 16F.       CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.      CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided that we disclose those NASDAQ Stock Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead.  We currently rely on this “foreign private issuer exemption” as follows:

Quorum Requirements.  As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the NASDAQ Listing Rule 5260(c).

Distribution of Annual and Interim Reports. As opposed to NASDAQ Listing Rule 5250(d), which requires listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website).

Item 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.         FINANCIAL STATEMENTS

Not applicable.

Item 18.         FINANCIAL STATEMENTS

See pages F-2 through F-38 of this annual report.

Item 19.         EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wix.com Ltd.

	By:	/s/ AVISHAI ABRAHAMI
Date: March 31, 2015
Avishai Abrahami Co-Founder, Chairman of the Board of Directors and Chief Executive Officer

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant' Annual Report Form 20-F for the year ended December 31, 2013)
4.1
Amended and Restated Shareholders Agreement dated October 22, 2013, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.3	Wixpress Ltd. 2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.4	Wix.com Ltd. 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.5
Hostway Managed Service Agreement, by and between Hostway Services, Inc. and the Registrant, dated September 1, 2013 (incorporated by reference by Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508) *

4.6	Addendum 2 to Hostway Managed Service Agreement by and among Hostway Services, Inc., the Registrant and Wix.com. Inc., dated as of November 1, 2014*
4.7	Wix.com Ltd. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508)).
4.8	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2014, filed on May 19, 2014).
4.9	Wix.com Ltd.’s Compensation Policy – Directors (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2014, filed on May 19, 2014).
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*
Portions of this exhibit were omitted and have been filed separately with the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

WIX.COM LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD.

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. (the "Company") and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2015	A Member of Ernst & Young Global

WIX.COM LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$101,258	$40,200
Short-term deposits	-	45,811
Restricted deposit	3,306	5,909
Trade receivables	736	1,050
Prepaid expenses and other current assets	4,730	10,155

Total current assets	110,030	103,125

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	1,094	1,882
Property and equipment, net	4,231	7,205
Intangible assets, net	-	4,474
Goodwill	-	1,736

Total long-term assets	5,325	15,297

TOTAL ASSETS	$115,355	$118,422

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,091	$4,611
Employees and payroll accruals	5,881	13,645
Deferred revenues	35,784	64,058
Accrued expenses and other current liabilities	5,903	14,186

Total current liabilities	51,659	96,500

LONG-TERM LIABILITIES:
Long-term deferred revenues	1,400	2,540
Long-term deferred tax liabilities	-	732

Total long-term liabilities	1,400	3,272

TOTAL LIABILITIES	53,059	99,772

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 500,000,000 shares at December 31, 2013 and 2014; Issued and outstanding: 37,493,217 and 38,419,193 shares at December 31, 2013 and 2014, respectively;	60	63
Additional paid-in capital, net	151,011	166,615
Other comprehensive loss	(263)	(2,950)
Accumulated deficit	(88,512)	(145,078)

Total shareholders' equity	62,296	18,650

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$115,355	$118,422

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Revenues	$43,676	$80,473	$141,841
Cost of revenues	9,233	15,257	26,108

Gross profit	34,443	65,216	115,733

Operating expenses:

Research and development	16,782	29,660	57,832
Selling and marketing	29,057	53,776	97,742
General and administrative	3,565	8,307	15,803

Total operating expenses	49,404	91,743	171,377

Operating loss	(14,961)	(26,527)	(55,644)
Financial income (expenses), net	487	(603)	2,144
Other expenses	2	18	14

Loss before taxes on income	(14,476)	(27,148)	(53,514)
Taxes on income	496	1,572	3,052

Net loss	$(14,972)	$(28,720)	$(56,566)

Basic and diluted net loss per ordinary share	$(2.71)	$(3.33)	$(1.49)

Other comprehensive loss

Foreign currency translation differences	-	(296)	(87)
Unrealized gains (loss) on foreign currency cash flow hedge	-	33	(2,600)

Other comprehensive loss for the period	-	(263)	(2,687)

Total comprehensive loss	$(14,972)	$(28,983)	$(59,253)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

								Total
	Ordinary shares		Preferred shares		Additional paid-in	Other comprehensive loss	Accumulated	Shareholders' equity
	Shares	Amount	Shares	Amount	capital		deficit	(deficiency)

Balance as of January 1, 2012	6,718,146	$17	7,703,182	$21	$47,868	$-	$(44,820)	$3,086

Exercise of options	208,257	1	-	-	60	-	-	61
Tax benefit related to exercise of share options	-	-	-	-	234	-	-	234
Share-based compensation expenses	-	-	-	-	1,020	-	-	1,020
Net loss	-	-	-	-	-	-	(14,972)	(14,972)

Balance as of December 31, 2012	6,926,403	18	7,703,182	21	49,182	-	(59,792)	(10,571)

Conversion of preferred shares	23,109,546	21	(7,703,182)	(21)	-	-	-	-
Issuance of ordinary shares in IPO, net	6,325,786	18	-	-	93,546	-	-	93,564
Exercise of options	1,131,482	3	-	-	516	-	-	519
Tax benefit related to exercise of share options	-	-	-	-	440	-	-	440
Share-based compensation expenses	-	-	-	-	7,054	-	-	7,054
Share-based compensation expenses related to warrants granted in connection with credit line	-	-	-	-	273	-	-	273
Other comprehensive loss	-	-	-	-	-	(263)	-	(263)
Net loss	-	-	-	-	-	-	(28,720)	(28,720)

Balance as of December 31, 2013	37,493,217	$60	-	$-	$151,011	$(263)	$(88,512)	$62,296

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

								Total
	Ordinary shares		Preferred shares		Additional paid-in	Other comprehensive loss	Accumulated	shareholders' equity
	Shares	Amount	Shares	Amount	capital		deficit	(deficiency)

Balance as of December 31, 2013	37,493,217	$60	-	$-	$151,011	$(263)	$(88,512)	$62,296
Exercise of options and warrants	925,976	3	-	-	939	-	-	942
Tax benefit related to exercise of share options	-	-	-	-	728	-	-	728
Share-based compensation	-	-	-	-	13,937	-	-	13,937
Other comprehensive loss	-	-	-	-	-	(2,687)	-	(2,687)
Net loss	-	-	-	-	-	-	(56,566)	(56,566)

Balance as of December 31, 2014	38,419,193	$63	-	$-	$166,615	$(2,950)	$(145,078)	$18,650

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from operating activities:
Net loss	$(14,972)	$(28,720)	$(56,566)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	871	1,229	2,662
Amortization	-	-	153
Share based compensation expenses	1,020	7,054	13,937
Tax benefit related to exercise of share options	234	440	728
Share-based compensation expenses related to warrants granted in connection with credit line	-	273	-
Interest and exchange rate on short-term and long-term deposits	-	-	955
Deferred taxes, net	(71)	(16)	81
Decrease (increase) in trade receivables	(580)	125	(383)
Increase in prepaid expenses and other current and long-term assets	(1,266)	(2,849)	(6,491)
Increase in trade payables	964	1,894	618
Increase in employees and payroll accruals	567	3,401	7,767
Increase in short term and long term deferred revenues	8,803	18,751	29,706
Increase in accrued expenses and other current liabilities	820	2,643	6,016
Other, net	2	18	14

Net cash provided by (used in) operating activities	(3,608)	4,243	(803)

Cash flows from investing activities:
Proceeds from short-term and restricted deposits	1,714	250	1,989
Investment in short-term and restricted deposits	(86)	(1,020)	(51,581)
Purchase of property and equipment	(947)	(3,070)	(5,619)
Payments for businesses acquired (Schedule A)	-	-	(4,295)
Acquisition of intangible assets	-	-	(1,202)
Proceeds from sale of property and equipment	2	-	-

Net cash provided by (used in) investing activities	683	(3,840)	(60,708)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares in IPO, net	-	93,694	(130)
Proceeds from exercise of options	61	519	942
Proceeds from credit line utilization	-	5,000	-
Credit line repayment	-	(5,000)	-

Net cash provided by financing activities	61	94,213	812

Effect of exchange rate change on cash and cash equivalents	-	(868)	(359)

Increase (decrease) in cash and cash equivalents	(2,864)	93,748	(61,058)
Cash and cash equivalents at the beginning of the period	10,374	7,510	101,258

Cash and cash equivalents at the end of the period	$7,510	$101,258	$40,200

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Supplemental disclosure of cash flow activities:

Non-cash purchase of property and equipment	$-	$126	$157
Accrued issuance costs	$-	$130	$-
Cash paid during the year for interest	$-	$262	$-
Cash paid during the year for taxes	$105	$751	$1,426

Schedule A - payments for business acquired

Estimated fair value of assets acquired and liabilities assumed at the date of the acquisition was as follows:

Goodwill and other intangible assets	$-	$-	$5,161
Deferred tax liability	-	-	(866)

	$-	$-	$4,295

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Wix.com Ltd. (the "Company") was incorporated on October 5, 2006, under the laws of the State of Israel, and commenced operations on the same date. The Company develops and markets an internet service that allows users to create web content.

The Company has established a number of subsidiaries in local jurisdictions to comply with local law requirements regarding payment collection, (Wix.com, Inc. (the "U.S. Subsidiary"), Wix.com Brasil Serviços de Internet Ltda. (the "Brazilian Subsidiary"), Wix.com Luxemburg S.a.r.l (the "Luxembourgian Subsidiary"), Wix.com Internet Services Mexico S de RL de C.V. (the "Mexican Subsidiary") and Wix.com Columbia S.A.S (the "Columbian Subsidiary"). As of December 31, 2014 the Mexican Subsidiary and the Columbian Subsidiary had not yet commenced their operations. In addition, the Company established a wholly-owned subsidiary in Lithuania under the name Wix.com UAB (the "Lithuanian Subsidiary"), which is engaged in R&D activity.

b.
In November 2013, the Company completed IPO in which the Company issued and sold 5,712,446 ordinary shares at a public offering price of $16.50 per share and during December 2013, the underwriters exercised their option to purchase additional 613,340 ordinary shares at the same IPO price per share. The total net proceeds received from the IPO were $93,564 after deducting underwriting discounts and commissions of $7,306 and other offering expenses of $3,506. Refer also to Note 9.b.

c.
In February 2014, the Company acquired all of the share capital of Appixia Ltd. (“Appixia”), an Israeli company. Appixia developed a platform for building mCommerce applications for the Israeli market. In October, 2014, the Company acquired all of the share capital of OpenRest Ltd. ("OpenRest"), an Israeli company. OpenRest is a provider of online ordering and mobile solutions for the restaurant industry. The cash consideration for Appixia and OpenRest acquisitions totaled $ 4,295.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income taxes, deferred taxes and liabilities, goodwill valuation, share-based compensation cost, as well as in estimates used in applying the revenue recognition policy. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

c.	Financial statements in U.S. dollars:

A majority of the Company's revenues are generated in U.S. dollars. In addition, the equity investments are in U.S. dollars and substantial portion of the Company costs are incurred in U.S dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S dollar.

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

The functional currency of the Brazilian Subsidiary is the Brazilian Real (“BRL”). The Brazilian Subsidiary commenced its operations in 2012. All amounts on the Brazilian Subsidiary's balance sheets have been translated into the U.S. dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the Brazilian Subsidiary's statements of operations have been translated into the U.S. dollar using the average exchange rate for the respective period on which those transactions are recorded. The resulting translation adjustments were not reported as a component in comprehensive loss statement as of December 31, 2012, due to immateriality.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Short-term deposits:

Short-term deposits are deposits with maturities over three months and of up to one year. As of December 31, 2014, the Company's bank deposits were denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.58%. Short-term deposits are presented at their cost, including accrued interest.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises, for the Company's credit cards, and as a security for the Company's hedging activities. As of December 31, 2013 and 2014 the Company's bank deposits were in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.22% and 0.16%, respectively. Restricted deposits are presented at their cost, including accrued interest.

g.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and electronic equipment	15 - 33
Office furniture and equipment	6 - 14
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

h.	Long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2012, 2013 and 2014, no impairment losses have been identified.

i.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC topic 350, "Intangible - Goodwill and other", ("ASC 350") according to which goodwill is not amortized. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. The Company operates as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 8 to 9 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2014, no impairment losses have been recognized.

j.	Derivatives instruments:

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2014, the amount recorded in accumulated other comprehensive loss from the Company's currency option transactions is $ 2,567. At December 31, 2014, the notional amounts of foreign exchange options contracts into which the Company entered were $ 55,156. The foreign exchange forward and options contracts will expire through 2015.

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros and British pounds and expenses in NIS. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2014, the notional amounts of foreign exchange forward contracts into which the Company entered were $ 53,767. The foreign exchange forward and option transactions will expire through 2015.

The net fair value of derivative instruments balance as of December 31, 2013, totaled $ (314), and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 160 and as accrued expenses and other current liabilities in the amount of $ 474. The net fair value of derivative instruments balance as of December 31, 2014 totaled $ (376), and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 2,916 and as accrued expenses and other current liabilities in the amount of $ 3,292.

In the years ended December 31, 2012, 2013 and 2014, the Company recorded net financial income (expenses), net from hedging transactions in the amount of $ 485, $ (102) and $ 3,294, respectively.

k.	Severance pay:

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

Severance expense for the years ended December 31, 2012, 2013 and 2014, amounted to $ 1,117, $ 1,727 and $ 3,031, respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	U.S. employees defined contribution plan:

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

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the year ended December 31, 2012, 2013 and 2014, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $ 41, $ 71 and  $ 102, respectively.

m.	Revenue recognition:

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

Revenues related to services for websites and purchase and registration of domain names are recognized ratably over the term of the service period. Revenues related to software applications, developed by third party app developers are recognized when earned. The Company accounts for such sales on a net basis by recognizing the commission it retains from each sale. The portion of the gross amount billed to customers that is remitted by the Company to third-party app developers is not reflected in the Company's consolidated statements of comprehensive loss.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred service revenues primarily include unearned amounts received from customers but not recognized as revenues.

Part of the Company's revenue transaction includes multiple elements within a single contract if it is determined that multiple units of accounting exist.

Accounting Standards Update ("ASU") No. 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" ("ASU No. 2009-13"), requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

The primary types of transactions in which the Company engages for which ASU No. 2009-13 is applicable are agreements that include multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

-	Services for websites;
-	Purchase and registration of domain name; and
-	Third-party developed application.

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

Website services and domain name registrations are sold separately and therefore the selling price (VSOE) is based on stand-alone transactions.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Research and development costs:

Research and development costs are charged to the statements of comprehensive loss as incurred. ASC 985-20, "Software- Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

o.	Advertising expenses:

Advertising expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements. Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 amounted to $ 21,473, $ 40,994 and $ 73,991, respectively.

p.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of comprehensive loss.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of ordinary share underlying the options has historically been determined by management and approved by the Company's board of directors. Because there has been no public market for the Company's ordinary shares, the management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares will be determined by the management until such time as the Company's ordinary shares are listed on an established stock exchange. The Company's management determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method ("OPM") for the years ended December 31, 2012 and for the period from January 1, 2013 and up to November 6, 2013. From November 6, 2013 the ordinary shares is publicly traded.

The Company applies ASC No. 718 and ASC No. 505-50 "Equity Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options and warrants issued to non-employees consultants. ASC No. 718 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

q.	Income taxes:

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

r.	Basic and diluted net loss per share:

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

Basic and diluted net loss per share is computed based on the weighted-average number of shares of ordinary shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with ASC 260-10. Basic and diluted net loss per share of ordinary shares was the same for each period presented as the inclusion of all potential ordinary shares outstanding was anti-dilutive.

For the years ended December 31, 2012, 2013 and 2014, all outstanding preferred shares, options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive and the total preferred shares and options that have been excluded from the calculations was 14,085,718, 14,913,523 and 11,267,917, respectively.

s.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with Accounting Standards Codification No. 220, "Comprehensive Income"("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

The Company has determined that its items of comprehensive loss relate to loss on unrealized gain from foreign currency translation adjustments offset by income on hedging derivatives instruments.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accumulated other comprehensive loss, net was comprised as follows:

	Year ended December 31,
	2012	2013	2014

Accumulated foreign currency translation differences	$-	$(296)	$(383)
Accumulated income (loss) on derivatives	-	33	(2,567)

Total accumulated other comprehensive loss, net	$-	$(263)	$(2,950)

For the year ended December 31, 2012, the Company determined that its items of comprehensive loss relate to functional currency translation of the Brazilian Subsidiary, the resulting translation adjustments were not reported as a component of other comprehensive loss in shareholders' equity (deficiency), due to immateriality.

t.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and restricted deposits.

The majority of the Company's and its subsidiaries' cash and cash equivalents, short-term and restricted deposits are invested with major bank in Israel, Brazil and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk.

u.	Fair value of financial instruments:

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

The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term and restricted deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC 820, the Company measures its foreign currency derivative contracts, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in note 2.j are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

v.	The impact of recently issued accounting standards still not effective for the Company as of December 31, 2014 is as follows:

In May 2014, the FASB issued an accounting standard update on revenue from contracts with customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the effect that the new guidance will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the impact of the standard on its ongoing financial reporting.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-          PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2013	2014

Government authorities	$600	$749
Hedging transaction asset	160	2,916
Prepaid expenses	3,644	6,410
Other current assets	326	80

	$4,730	$10,155

NOTE 4:-          PROPERTY AND EQUIPMENT

The composition of property and equipment is as follows:

	December 31,
	2013	2014

Cost:
Leasehold improvements	$4,230	$7,046
Computers, peripheral equipment and electronic equipment	2,245	3,951
Office furniture and equipment	482	1,460

	6,957	12,457

Less accumulated depreciation	2,726	5,252

Depreciated cost	$4,231	$7,205

Depreciation expense amounted to $ 871, $ 1,229 and $ 2,662 for the years ended December 31, 2012, 2013 and 2014, respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-          INTANGIBLE ASSETS, NET

	December 31,
	2013	2014

Cost:
Technology	$-	$4,627

	-	4,627

Less accumulated amortization	-	153

Intangible assets, net	$-	$4,474

Amortization expense amounted to $ 0, $ 0 and $ 153 for the years ended December 31, 2012, 2013 and 2014, respectively.

NOTE 6:-          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2013	2014

Accrued expenses	$5,303	$9,528
Hedging transaction liability	474	3,292
Uncertain tax positions	-	1,098
Deferred tax liability	126	268

	$5,903	$14,186

NOTE 7:-          CREDIT LINE

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-          CREDIT LINE (Cont.)

In July 2013, the Company utilized half of the Credit Line, totaling $ 5,000. In November 2013, the Company repaid the utilized Credit Line in the amount of $ 5,000. As part of the Credit Line agreement, the Company issued to the Lender 9,766 warrants to purchase Series E Preferred shares of the Company at an exercise price of $ 20.48 per share. The warrants can be exercised for 7 years term. Following the Company's Initial Public Offering (“IPO”) process (refer to note 9.b), these warrants were converted into 29,298 warrants to purchase ordinary shares with an exercise price of $ 6.83. The warrants were exercised in May 2014.

In connection with the issuance of the warrants, the Company recorded $ 273 of compensation expense, which was recorded as a financial expense in the Company's consolidated statement of comprehensive loss. This transaction was accounted for in accordance with ASC 470-20 "Debt with Conversion and Other Options".

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its U.S. Subsidiary rent their facilities under various operating lease agreements, which expire through 2021. In addition the Company leases certain motor vehicles under certain car operating lease agreement which expire through 2018. The minimum rental payments under operating leases as of December 31, 2014, are as follows:

	Rental of premises	Lease of motor vehicles

2015	$5,052	$561
2016	3,145	533
2017	2,735	237
2018	1,993	2
2019	1,945	-
2020 and thereafter	2,333	-

	$17,203	$1,333

Total rent expenses for the years ended December 31, 2012, 2013 and 2014 were $ 1,376, $ 2,008 and $ 4,616, respectively.

Total motor vehicle lease expenses for the years ended December 31, 2012, 2013 and 2014 were $ 272, $ 312 and $ 484, respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Pledges:

The Company has pledged bank deposits in the amount of $ 5,832, in connection with an office lease agreement, credit cards and hedging transactions.

c.	Legal contingencies:

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

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	Composition of shares capital of the Company:

December 31, 2013		December 31, 2014
Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

500,000,000	37,493,217	500,000,000	38,419,193

b.	Initial Public Offering

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

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

2.	Preferred Shares: Following the Company's IPO, as described in note 9.b, all of the Company Preferred shares were automatically convert into ordinary shares in a conversion ratio of 1-to-3.

3.
Ordinary shares:

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

Under the Plans, as of December 31, 2014, an aggregate of 1,914,321 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs and employee stock purchase rights issued pursuant to our Employee Share Purchase Plan (“ESPP”) and recognized for the years ended December 31, 2012, 2013 and 2014 was comprised as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$105	$490	$1,004
Research and development	553	3,149	6,594
Sales and marketing	101	1,185	2,533
General and administrative	261	2,230	3,806

Total share-based compensation expense	$1,020	$7,054	$13,937

The total equity-based compensation expense related to all of the Company's employees and non-employees consultants recognized for the years ended December 31, 2012, 2013 and 2014, was comprised as follows:

	Year ended December 31,
	2012	2013	2014

Employees	$950	$6,573	$13,804
Non-employees consultants	70	481	133

Total share-based compensation expense	$1,020	$7,054	$13,937

Total unrecognized compensation cost amounted to $ 48,573 as of December 31, 2014, and is expected to be recognized over a weighted average period of approximately 3.6 years.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Options granted to employees:

A summary of the activity in options granted to employees for the years ended December 31, 2014 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2013	10,923,169	$2.68	8.35	$263,982

Granted	1,406,707	$20.12
Exercised	(897,451)	$1.05
Forfeited	(346,747)	$13.38

Balance as of December 31, 2014	11,085,678	$4.67	7.71	$182,755

Exercisable as of December 31, 2014	5,525,070	$1.71	6.70	$106,622

Vested and expected to vest as of December 31, 2014	10,529,617	$4.52	7.66	$175,142

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

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014

Expected volatility	70%	58%-65%	58.1%-63.3%
Expected dividends	0%	0%	0%
Expected term (in years)	6.11	1.6-6.2	5.8-6.1
Risk free rate	1%-1.6%	0.2%-2.6%	1.7%-2.1%

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of options data for the years ended December 31, 2012, 2013 and 2014, is as follows:

	Year ended December 31,
	2012	2013	2014

Weighted-average grant date fair value of options granted	$2.17	$8.80	$11.28
Total intrinsic value of the options exercised	$723	$28,151	$17,844
Total fair value of shares vested	$835	$5,118	$11,991

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2014:

Exercise price (Range)	Options outstanding as of December 31, 2014	Weighted average remaining contractual term	Options exercisable as of December 31, 2014	Weighted average remaining contractual term
		(years)		(years)

0.003-1.05	6,542,497	7.00	4,361,930	6.27
2.33-5.80	1,100,284	8.00	503,701	7.89
7.33-10.12	1,698,991	8.55	517,878	8.56
16.19-18.61	1,203,406	9.42	130,751	8.99
20.05-22.79	230,300	9.47	3,186	8.92
25.14-28.14	310,200	9.15	7,624	9.03

	11,085,678	7.71	5,525,070	6.70

f.	Options granted to non-employees consultants:

The following table summarizes information about the Company's outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of December 31, 2014:

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

	Options
	outstanding		Exercisable
	as of		as of
Issuance	December 31,	Exercise	December 31,	Exercisable
date	2014	price	2014	Through

September 9, 2007	5,293	0.3	5,293	September 9, 2017
November 21, 2008	3,570	0.16	3,570	November 21, 2018
May 12, 2009	6,750	0.16	6,750	May 12, 2019
January 25, 2011	33,000	0.67	32,079	January 25, 2021
January 9, 2013	5,400	2.34	5,400	January 9, 2023
February 13, 2013	10,000	2.34	10,000	February 13, 2023

	64,013		63,092

The following table set forth the parameters used in computation of the options compensation to non-employees consultants for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014

Expected volatility	70%	65%	62%
Expected dividends	0%	0%	0%
Expected term (in years)	7-10	6-10	6.3-6.9
Risk free rate	1.8%-2.9%	0.86%-2.45%	1.8%-2.03%

g.	A summary of RSU activity for the year ended December 31, 2014, is as follows:

	Number of shares	Weighted average grant date fair value

Unvested as of December 31, 2013	122,668	$16.5

Vested	(6,815)	$16.5
Forfeited	(74,112)	$16.5

Unvested as of December 31, 2014	41,741	$16.5

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        INCOME TAXES

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

The change in tax rates did not affect the deferred tax balances.

b.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$(15,652)	$(31,555)	$(62,067)
Foreign	1,176	4,407	8,553

Loss before taxes on income	$(14,476)	$(27,148)	$(53,514)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        INCOME TAXES (Cont.)

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2013	2014
Deferred tax assets:

Net operating loss carry-forwards	$14,083	$22,460
Capital losses carry-forwards	52	53
Research and development expenses	5,856	11,426
Issuance expenses	2,134	1,067
Tax credit carry-forwards	148	62
Other	740	1,120

Deferred tax assets before valuation allowance	23,013	36,188

Valuation allowance	(22,812)	(36,060)

Deferred tax asset	$201	$128

Deferred tax liabilities:

Fixed assets	$126	$161
Technology	-	839

Deferred tax liabilities	$126	$1,000

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        INCOME TAXES (Cont.)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established to reflect the Company's tax depreciation of property and equipment, net which differs from depreciation recorded in the consolidated financial statements and purchased technology as part of business combination.

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2012	2013	2014

Current	$567	$1,588	$2,971
Deferred	(71)	(16)	81

	$496	$1,572	$3,052

	Year ended December 31,
	2012	2013	2014

Domestic	$105	$321	$772
Foreign	391	1,251	2,280

	$496	$1,572	$3,052

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        INCOME TAXES (Cont.)

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2012	2013	2014

Loss before taxes on income	$(14,476)	$(27,148)	$(53,514)

Statutory tax rate	25%	25%	26.5%

Theoretical income tax expense	(3,619)	(6,787)	(14,181)

Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	3,558	7,312	13,248
Deferred taxes on losses for which valuation allowance was provided, net	(146)	(2,075)	(425)
Non-deductible option expenses	238	1,899	3,693
Non-deductible expenses	46	94	233
Increase in uncertain tax positions	-	-	1,098
Tax adjustment in respect of different tax rate of foreign subsidiary	305	975	(781)
Other	114	154	167

Income tax expense	$496	$1,572	$3,052

f.	Net operating loss carry-forwards

As of December 31, 2014, the Company had carry-forward operating and capital tax losses totaling approximately $ 82,950 and $ 201, respectively, out of which approximately $ 79,763 and $ 201 of losses, respectively were attributed to Israel and can be carried forward indefinitely and $ 3,187 were attributed to the U.S. Subsidiary and can be carried forward up until 2034.

g.	The Law for the Encouragement of Capital Investments, 1959 (the "Law"):

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        INCOME TAXES (Cont.)

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

Through December 31, 2014, the Company had not generated income under the provision of the new law.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        INCOME TAXES (Cont.)

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011. According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an approved or beneficiary enterprise. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

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

The Company and its subsidiaries did not have any final tax assessments as of December 31, 2014. The Company's tax years until December 31, 2009 are subject to statutes of limitation as of December 31, 2014.

i.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2013	2014

Opening balance	$-	$-
Increases related to current year tax positions	-	1,098

Closing balance	$-	$1,098

The balance of total unrecognized tax benefits at December 31, 2014, is $ 1,098 which, if potentially recognized, would affect the effective rate in the Company's statement of comprehensive loss.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-        FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2013	2014

Bank charges	$(28)	$(62)	$(113)
Income (expenses) related to hedging activity	485	(102)	3,294
Interest expenses	-	(262)	-
Share based compensation related to warrants granted in connection with credit line	-	(273)	-
Exchange rate loss	(24)	(58)	(1,452)

Total income (expenses)	433	(757)	1,729

Interest income	54	154	415

Total financial income (expenses), net	$487	$(603)	$2,144

NOTE 12:-        BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2012	2013	2014

Numerator:
Net loss	$(14,972)	$(28,720)	$(56,566)
Dividends accumulated for the period	(3,511)	(2,964)	-

Net loss available to shareholders of ordinary shares	$(18,483)	$(31,684)	$(56,566)

Denominator:
Shares used in computing net loss per ordinary shares, basic and diluted	6,822,720	11,597,826	37,847,093

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-        SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2012, 2013 and 2014 and long-lived assets as of December 31, 2013 and 2014: Revenues:

	Year ended December 31,
	2012	2013	2014

North America	$26,280	$43,713	$72,243
Europe	9,073	19,413	38,376
Latin America	4,260	8,909	14,666
Asia and others	4,063	8,438	16,556

	$43,676	$80,473	$141,841

Long-lived assets:

	December 31,
	2013	2014

North America	$307	$790
Europe	12	166
Latin America	-	-
Asia and others	3,912	6,249

	$4,231	$7,205