Form 20-F
period 2015-12-31
Wix.com Ltd.
filed 2016-04-13
CIK 1576789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2015, the registrant had outstanding 40,272,846 ordinary shares, par value NIS 0.01 per share.

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

Yes ☐   No ☒

WIX.COM LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties.  These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  The statements we make regarding the following matters are forward-looking by their nature:

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements appearing elsewhere in this annual report.  The consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in USD thousands except share and per share data)
Consolidated Statements of Operations:
Revenues	24,600	43,676	80,473	141,841	203,518
Cost of revenues(1)	5,290	9,233	15,257	26,108	34,970
Gross profit	19,310	34,443	65,216	115,733	168,548
Operating expenses:
Research and development(1)	14,746	16,782	29,660	57,832	77,647
Selling and marketing(1)	21,586	29,057	53,776	97,742	120,010
General and administrative(1)	5,338	3,565	8,307	15,803	19,526
Total operating expenses	41,670	49,404	91,743	171,377	217,183
Operating loss	(22,360)	(14,961)	(26,527)	(55,644)	(48,635)
Financial income (expenses), net	(41)	487	(603)	2,144	77
Other expenses	127	2	18	14	11
Loss before taxes on income	(22,528)	(14,476)	(27,148)	(53,514)	(48,569)
Taxes on income	212	496	1,572	3,052	2,765
Net loss	(22,740)	(14,972)	(28,720)	(56,566)	(51,334)
Basic and diluted net loss per ordinary share(2)	(8.31)	(2.71)	(3.33)	(1.49)	(1.30)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share(2)	6,355,428	6,822,720	11,597,826	37,847,093	39,408,928

	As of December 31,
	2011	2012	2013	2014	2015
	(in USD thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents and short-term deposits	10,374	7,510	101,258	86,011	109,999
Restricted deposits	4,164	2,536	3,306	5,909	3,851
Total assets	18,577	16,055	115,355	118,422	149,433
Deferred revenues	10,181	18,984	37,184	66,598	104,767
Total shareholders’ equity (deficiency)	3,086	(10,571)	62,296	18,650	(3,805)

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in USD thousands except registered users and premium data)

Supplemental Financial and Operating Data:

Collections(3)	29,648	52,479	98,673	171,255	241,687
Adjusted EBITDA(4)	(12,457)	(5,354)	(1,897)	(11,260)	14,721
Free cash flow(5)	(12,353)	(4,555)	1,173	(6,422)	14,534
Number of registered users at period end(6)	16,951,837	28,225,857	42,126,246	57,945,346	76,965,482
Number of premium subscriptions at period end(7)	298,143	469,589	789,753	1,232,827	1,767,423

(1)           Includes share-based compensation expense as follows:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in USD thousands)
Cost of revenues	40	105	490	1,004	1,370
Research and development	1,939	553	3,149	6,594	9,234
Selling and marketing	222	101	1,185	2,533	3,077

General and administrative	2,532	261	2,230	3,806	5,069

Total share-based compensation expense	4,733	1,020	7,054	13,937	18,750

(2)
Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2r and 12 to our consolidated financial statements included elsewhere in this annual report.

(3)
Collections is a non-GAAP financial measure that we define as total cash collected by us from our customers in a given period. Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections consists primarily of amounts from annual and monthly premium subscriptions by registered users, which are deferred and recognized as revenues over the terms of the subscriptions and payments by our registered users for domains, which are also recognized ratably over the term of the service period. The following table reconciles revenues, the most directly comparable U.S. GAAP measure, to collections for the periods presented:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in USD thousands)
Reconciliation of Revenues to Collections:

Revenues	24,600	43,676	80,473	141,841	203,518
Change in long-term and short-term deferred revenues	5,048	8,803	18,200	29,414	38,169

Collections	29,648	52,479	98,673	171,255	241,687

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

(4)
Adjusted EBITDA is a non-GAAP financial measure that we define as net profit or loss before Interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation, amortization, and other unusual or non-recurring expenses, share-based compensation expense and including the effect of the changes in deferred revenue and prepaid domain registration costs. The following table reconciles net loss, the most directly comparable U.S. GAAP measure, to adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in USD thousands)
Adjusted EBITDA
Net loss	(22,740)	(14,972)	(28,720)	(56,566)	(51,334)
Interest, bank charges & other financial expenses (income), net	41	(487)	(18)	262	2,172
Unrealized losses (gains) on hedging transactions	—	—	469	(2,124)	1,243
Other expenses	127	2	18	14	11
Taxes on income	212	496	1,572	3,052	2,765
Depreciation	592	871	1,229	2,662	4,999
Amortization	—	—	—	153	636
Withdrawn secondary offering expenses	—	—	—	365	—
Acquisition related expenses	—	—	—	65	—
Share-based compensation expense	4,733	1,020	7,054	13,937	18,750
Change in deferred revenues	5,048	8,803	18,200	29,414	38,169
Change in prepaid domain registration costs	(470)	(1,087)	(1,701)	(2,494)	(2,673)

Total adjustments	10,283	9,618	26,823	45,306	66,072
Adjusted EBITDA	(12,457)	(5,354)	(1,897)	(11,260)	14,738

For a description of how we use adjusted EBITDA to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating the performance of our business because the exclusion of certain expenses and the addition of the change in deferred revenues and prepaid domain registration costs in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net loss recognized in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure. You should consider adjusted EBITDA along with other financial performance measures, including revenues, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.

(5)
Free cash flow is a non-GAAP measure defined as cash flow provided by (used in) operating activities minus capital expenditures. The following table reconciles cash flow from operating activities, the most directly comparable U.S. GAAP measure, to free cash flow:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in USD thousands)
Reconciliation of cash flow provided by (used in) operating activities to free cash flow:

Net cash provided by (used in) operating activities	(10,599)	(3,608)	4,243	(803)	20,876
Capital expenditures (a)	(1,754)	(947)	(3,070)	(5,619)	(6,342)

Free cash flow	(12,353)	(4,555)	1,173	(6,422)	14,534

____________

(a)	Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.

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

(6)
Number of registered users at period end is defined as the total number of users, including those who purchase premium subscriptions, who are registered with Wix.com with a unique email address at the end of the period. Following registration, the length of time that registered users take to design and publish a website varies significantly from hours to years, and many registered users never publish a website. Our use of the term “registered user” herein is not intended to necessarily indicate a certain level of engagement or how close a registered user is to potentially publish their website. See “—D. Risk Factors—Risks Related Our Business and Our Industry—The number of our registered users may be higher than the number of actual users depending on the level of engagement of a particular user following registration.”

(7)
A single registered user can purchase multiple premium subscriptions. Our premium subscriptions in any given period are derived from users that registered with us during that period and during a range of prior periods with the largest contribution derived from the most recently registered users. See “Item 5. Operating and Financial Review and Prospects—Overview—Premium Subscription Analysis.”

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

The number of new registered users we attract and retain is a key factor in growing our premium subscription base, which in turn drives our revenues and collections.  To date, we have grown the number of registered users and premium subscriptions through the provision of complimentary user-friendly, drag-and-drop web development, design and management software, which can be upgraded to a subscription-based package with various additional solutions and services.  Over 60% of our new premium subscriptions in any given quarter are generated by users who registered in earlier quarters.  We therefore attribute considerable importance to the continued growth of our registered user base since it is our primary source of premium subscriptions.  A number of factors could impact our ability to attract new and retain registered users and premium subscriptions, including:

•	the quality and design of our platform compared to other similar solutions and services;

•	our ability to develop new technologies or offer new products and service offerings;

•	the pricing of our solutions and services compared to our competitors;

•	the reliability and availability of our customer service;

•	our ability to provide value-added third-party applications, solutions and services that integrate into our solutions;

•	perceptions of the security of our platform and the impact of cyber-attacks on our registered users’ data;

•	unexpected increases in the cost of acquiring new registered users, beyond the year over year increase that we experience due to competition in certain geographies; and

•	our ability to expand into new geographic markets.

•	the effectiveness of our advertising campaigns, especially high-budget campaigns such as the Super Bowl and City Football Group Limited sponsorships.

Our results of operations would be adversely affected if our selling and marketing activities fail to generate traffic to our website, registered users and premium subscriptions at the levels that we anticipate or fail to generate such traffic on a cost-effective basis.

We acquire some of our registered users through paid marketing channels, such as cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of the registered users acquired through these channels purchase premium subscriptions over time.  In order to maintain our current revenues and grow our business, we need to continuously optimize our marketing campaigns aimed at acquiring new registered users and premium subscriptions. In the years ended December 31, 2013, 2014 and 2015, advertising expenses were $41.0 million, $74.0 million and $87.6 million, respectively, representing 42%, 43% and 36% of our collections, respectively.  We conduct search engine optimization and A/B testing, a marketing approach which aims to identify which changes to our website will increase or maximize user interest and user acquisition.  We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions.  However, we may fail to accurately predict user acquisition, interest, or to fully understand or estimate the conditions and behaviors that drove historical user behavior and thus, fail to generate the return on marketing we expected.  For example, events outside our control, such as announcements by our competitors or other third-parties of significant business developments, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. An unexpected increase in the marginal acquisition cost of new registered users may also have an adverse effect on our ability to grow the number of our registered users and premium subscriptions. In addition, we are investing a significant portion of our marketing expenses in more traditional advertising and promotion of our brand, including through radio and television commercials (including a nationally televised campaign in the U.S. during Super Bowl 50 and Super Bowl XLIX) and sponsorships including of City Football Group Limited, the effectiveness of which is more difficult to track than online marketing.  If any of our marketing campaigns prove less successful than anticipated in attracting registered users and premium subscriptions, we may not achieve our return-on-investment targets, and our rate of registered user and premium subscription acquisition may fail to meet market expectations, which could have a material adverse effect on our share price.

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

We also operate in a new market the development of which is difficult to predict and that may not develop as expected.  We believe that the growth in our registered user base and revenues may indicate that our business strategy is successful, but you should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that we operate in a new and developing market, that elements of our business strategy are new and subject to ongoing development, and that new competitors may enter our market and existing competitors are also growing their business, including through consolidation and mergers and extension of their marketing budgets.

If the security of the confidential information or personal information of our registered users and the visitors to our registered users’ websites stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

Due to the nature of our business, our system stores personally identifiable information, credit card information, passwords and other critical data for our registered users and the visitors of our registered users’ websites.  We cannot be sure that the steps that we have taken to protect the security, integrity and confidentiality of the information we collect and store will succeed in preventing inadvertent or unauthorized disclosure.  Like many online and other companies, we have experienced attempts by third parties to circumvent the security of our systems, however we are not aware of any successful attempts.  We are experiencing attempts by hackers to penetrate our internal network and hosted servers using various techniques, including tailored phishing attacks and other exploitation of known and unknown vulnerabilities that, to the best of our knowledge, we managed to block. In the future, we may not be successful in identifying, blocking or otherwise preventing access to our systems, despite our security measures.  Since techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, an unauthorized party may access any of our registered users’ data or otherwise gain control of our platform, our brand may be negatively impacted, our relationships with our registered users may be damaged, our registered users may choose to cancel their premium subscriptions, and we could incur liability and be subject to regulatory investigations and fines, negatively impacting our financial performance, all of which may result in a decline of our stock price.  In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain partners require us to notify them in the event of a security incident.  These mandatory disclosures regarding a security breach sometimes lead to negative publicity and may cause our registered users to lose confidence in the effectiveness of our data security measures.  Any security breach, whether actual or perceived, may harm our reputation, and we could lose registered users or fail to acquire new registered users.

If our security measures fail to protect credit card details, passwords or personally identifiable information adequately, we could be liable to both our registered users for their losses, as well as to the vendors under our agreements with them, such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our registered users and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition.  There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.  We also cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim.  The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not be able to achieve profitability in the future.

We have incurred net losses in each fiscal year since our inception and, as of December 31, 2015, we had an accumulated deficit of $196 million.  We expect that our operating expenses will continue to increase in the near term, primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions.  We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining or increasing the amount of revenues per premium subscription, in order to achieve profitability.  Nevertheless, if we are unable to grow our premium subscriptions at the required rate or to maintain or increase revenues per premium subscription, or if we incur unexpected expenses, we may be unable to achieve or sustain profitable operations.

A decrease in annual subscriptions or renewal rates of our existing premium subscriptions could adversely impact our collections and revenues, result in delayed or lower than forecasted profitability, and harm our ability to forecast our business.

The rate at which annual premium subscriptions are purchased and the rate at which premium subscriptions are renewed significantly impact the overall number of premium subscriptions and, as a result, our collections and our revenues.  As of the first quarter of 2014, annual subscription packages constituted approximately 66% of all premium subscriptions, increasing to approximately 83% as of the fourth quarter of 2015.  One of the key drivers of renewal rates is whether premium subscriptions are annual or monthly. Annual subscriptions have higher renewal rates than monthly subscriptions, since there is one-twelfth as many opportunities in a given annual period to fail to renew an annual subscription than a monthly subscription, whether deliberately or through failure to update payment information upon expiration.  As such, our overall renewal rates may drop if there is a decrease in the number of premium annual subscriptions compared to premium monthly subscriptions and will affect our ability to forecast our future results of operations.  If the number of annual premium subscriptions or renewal rates fail to meet our expectations, our profitability and future prospects may be adversely impacted. In addition, premium subscriptions currently renew automatically at the end of each subscription period unless registered users cancel their subscription in advance.  Any limitation or restriction imposed on this ability to bill our registered users on a recurring basis, whether due to new regulations or otherwise, may significantly lower the renewal rate of our subscriptions.

If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of registered users and premium subscriptions may be impaired, and our business and financial results may be harmed.

Maintaining, promoting and enhancing the Wix brand is critical to expanding our base of registered users and premium subscriptions.  For both registered users and premium subscriptions, we market our solutions and services primarily through cost-per-click advertisements on search engines and social networking sites, participation in social networking sites, free and paid banner advertisements on other websites, and small Wix advertisements on our registered users’ websites that do not currently have a premium subscription, and through more traditional advertising, including radio and television commercials.  Our ability to attract additional registered users depends in part on increasing our brand recognition.  In addition, our solutions and services are also marketed through free traffic sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines.

Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, secure, and innovative solutions and services, which we may not do successfully.  We may introduce new solutions or terms of use that registered users do not like, which may negatively affect our brand. Additionally, if registered users have a negative experience using third-party applications and websites integrated with Wix, such an experience may affect our brand.  Our Wix Arena Marketplace enables independent web designers to offer their services to registered users who engage them directly. We do not conduct any evaluation of these designers’ credentials. Our App Market enables third party developers to offer their applications to our registered users and premium subscribers. We conduct a limited evaluation of the developers of third party applications in our App Market, which is focused mainly on the technical functionality of applications. There is no assurance that the applications in our App Market meet security or privacy industry standards. Our reputation may be harmed if any of the services provided by these independent designers and developers do not meet registered users’ quality or security expectations.  Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. Additionally, errors, defects, disruptions, security vulnerabilities or other performance problems with our products and platform, including the products and solutions we license from third parties, may harm our reputation and brand and adversely affect our ability to attract new users and premium subscriptions, especially if these errors occur when we introduce new services or features, all of which may reduce our revenue.  If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, we could be subject to claims regarding our business and financial results may be adversely affected.

We are subject to privacy and data protection laws and regulations as well as contractual privacy and data protection obligations, and our failure to comply with these or any future laws, regulations, or obligations could subject us to sanctions and damages and could harm our reputation and business.

We hold certain personal data of our registered users, primarily, email address, geo-location, usage data, password and additional information, and may hold certain personal data of the visitors to our registered users’ websites.  Since the first quarter of 2013, we also collect billing information, such as credit card numbers, full names, billing address and phone numbers.  With respect to the credit card data, we have implemented data security standards, operating rules and certification requirements in accordance with PCI Data Security Standards and we have maintained PCI compliance level 1 certification since February 2013.   We also launched WixHive.  The WixHive API captures a variety of actions, activities and other data relating to the visitors of our registered users’ websites, such as contact information, messages, purchases, bookings and more. Such data relating to the visitor activity of each website is stored and managed in a centralized database dedicated to that website, and can be accessed by installed apps and through the dashboard of the owner of such website.

We are subject to the privacy and data protection laws and regulations adopted by Israel and potentially, other jurisdictions.  For example, although we do not have an operating entity in the Netherlands, the control that we exert over our servers in the Netherlands may result in our activities in Europe being deemed to be subject to Dutch law.  Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data is only collected and processed in accordance with applicable local law.  Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data obtained in relation to our registered users, and possibly the visitors to our registered users’ websites.  We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards (including voluntary third-party certification bodies such as TRUSTe) relating to privacy and data protection.  We are also subject to privacy and data security-related obligations deriving from our privacy policy and terms of use with our registered users, and we may be liable to third parties in the event we are deemed to have wrongfully processed personal data.

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future.  In particular, the European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws.  For example, the European Union approved a new General Data Protection Regulation at the end of 2015, which replaced the European Data Protection Directive and includes more stringent obligations for online businesses.  The approved regulation is due to become effective in the beginning of 2017. Should we become subject to these and other laws and regulations, the more stringent requirements on privacy user notifications and data handling, will require us to adapt our business and incur additional costs.

In addition, effective as of September 1, 2015, the Russian parliament adopted a set of amendments to the Russian Federal Law on Personal Data, stating that personal data pertaining to Russian citizens must be stored in databases located in Russia. Since these legislative changes became effective on September 1, 2015, we continue to monitor their implementation, and we expect additional clarifications to be made by the Russian data protection authority (Roscomnadzor).

A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our registered users, may result in sanctions, statutory or contractual damages or litigation.  These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resource, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions.

Government agencies and regulators have reviewed, are reviewing and will continue to review, the personal data practices of online media companies including their privacy and security policies and practices. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of a number of online social media companies. The possible outcome of such reviews may result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our products, our business could be harmed. Governmental agencies may also request or take registered user data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

Our results of operations and business could be harmed if we fail to manage the growth of our infrastructure effectively or seek to expand our infrastructure into additional geographic locations.

We have experienced rapid growth in our business and operations, which places substantial demands on our operational infrastructure.  The scalability and flexibility of our cloud-based infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth.  The significant growth in the number of registered users and transactions has increased the amount of both our stored marketing and research data and the data of our registered users.  In the future, we may be required to allocate resources, and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, in order to handle increased customer traffic or in order to comply with data protection regulations in jurisdictions in which we provide our services.  Any loss of such data due to disruptions in our infrastructure could result in harm to our brand or reputation.  Moreover, as our registered user base grows, and as registered users rely on our platform for more complicated tasks, we will need to devote additional resources to improving our infrastructure and continuing to enhance its scalability, in order to maintain the performance of our platform and solutions.  Our need to effectively manage our operations and growth will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures.  We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our growth.  If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, and failure to protect against cyber -attacks, could adversely affect our business

We rely on leased servers, cloud service providers and other third-party hardware and infrastructure to support our operations.  Our primary data centers are located in two geographically separate locations in the United States with a back-up data center in Europe.  We lease our primary data centers in the United States from Hostway Services, Inc. pursuant to an agreement which may be terminated by either party at any time with 180 days advance notice.  We currently sublease cloud storage from Amazon.com, Inc. and Google Inc. If Hostway is unable or ceases, for any reason, to make its data centers available to us without sufficient advance notice or if we are unable to utilize cloud services from Amazon and Google, we would likely experience delays in delivering our solutions until migration to an alternate data center provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services we lease do not guarantee that our registered users’ access to our platform will be uninterrupted or error-free.  We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, intentional acts of vandalism and other misconduct. We and our hosting providers have in the past been, and expect to continue to be, subject to cyber-attacks, which have caused interruptions in our service.  For example, since the beginning of 2014, we have been and continue to be the target of malicious denial-of-service, or DDoS attacks, a technique used by hackers to take an internet service offline by overloading its servers. The scale of some of these attacks caused us and some of our registered user websites to experience significant but intermittent downtime.  While none of these actual or attempted breaches has had a material impact on our operations or financial condition, we cannot provide any assurance that our business operations will not be negatively materially affected by such breaches in the future.

Our servers and data centers are also vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events. Disruptions to these servers could interrupt our ability to provide our platform and solutions and materially adversely affect our business and results of operations.

Our revenues may not increase if we are unable to maintain market share for mobile sites and applications, or if our mobile products fail to achieve widespread acceptance, which may affect our business and future prospects.

Consumers are increasingly accessing the Internet through devices other than personal computers, including mobile phones, smartphones and tablets.  This trend has increased dramatically in the past few years and is projected to continue to increase.  Acknowledging this trend, we launched our first free mobile offering in 2011, offering our registered users the ability to quickly and easily deploy an HTML5 mobile-optimized website and followed with a further enhanced mobile product in October 2013.  In the second quarter of 2015, we launched a beta version of a product that enables our registered users to create native mobile applications for iOS and Android. The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, evolving industry standards, continuous improvement in performance characteristics and rapid adoption of technological and product advancements.  We may incur additional costs in order to adapt our current functionalities to other operating systems and we may face technical challenges adapting our products to different versions of already supported operating systems, such as Android variants offered by different mobile phone manufacturers.  Furthermore, use of native applications is also subject to applicable terms of use of third party application stores. If we are unable to offer continual improvements to our mobile solutions or adapt their functionalities to new and different operating systems, our mobile solutions may fail to achieve widespread acceptance by our registered users.  Additionally, the providers of certain platforms, such as Apple, may limit or restrict access entirely to their platforms. Therefore, our revenues may not increase even if we continue to penetrate the mobile device market. Furthermore, we are dependent on the interoperability of our products with third-party mobile devices and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect usage of our products.

We rely on search engines and social networking sites to attract a meaningful portion of our registered users, and if those search engines or social networking sites change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new registered users.

We rely on search engines and social networking sites to attract new users, and many of our registered users located our website and solutions by clicking through on search results displayed by search engines such as Google and Yahoo!, and advertisements on social networking sites such as Facebook.  Search engines typically provide two types of search results, natural (i.e., non-paid) and purchased listings.  Natural search results are determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased.  Advertisers can also pay search engines to place listings more prominently in search results and websites in order to attract users to advertisers’ websites.  To some extent, we rely on natural searches in order to attract free traffic to our website.  We seek to increase the likelihood that our website is displayed prominently when a potential user searches for a way to build a website.  Nevertheless, we cannot be sure that our efforts to optimize search engine results will succeed.  Search engines revise their algorithms from time to time in an attempt to optimize their search result listings.  If search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in fewer users clicking through to our website. Furthermore, competitors may in the future bid on our name from search services in an attempt to capture potential traffic.  Preventing such actions and recapturing potential traffic could increase our expenses.  Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising.  If any change to these policies delays or prevents us from advertising these through channels, this could result in fewer users clicking through to our website.

We may face challenges expanding our premium subscription base and increasing revenues in emerging markets due to difficulties in these markets associated with payment collections as well as legal, economic, tax and political risks that are greater than more developed markets.

Expanding our business into emerging markets is an important component of our growth strategy and presents challenges that are different than those associated with more developed international markets.  In particular, regulations limiting the use of local credit cards could constrain our growth in certain countries.  For example, regulations in certain countries do not permit recurring charges on credit cards.  In the last quarter of 2011, we established a Brazilian subsidiary to process local credit cards in Brazil in compliance with Brazilian currency controls. In 2014, we established a subsidiary in Mexico to facilitate local payments in compliance with Mexican regulations. In 2015, we established a subsidiary in India to facilitate local payments in compliance with Indian regulations. We may continue to establish subsidiaries in order, among others, to comply with regulations in the respective jurisdictions in which we provide our services. It is often difficult to establish an effective local business model, and we may need to enter into agreements with third-parties to process, on our behalf, credit cards or alternative payment methods, including offline payment methods, or otherwise modify our business plans or operations in order to establish a local presence in emerging countries, which may delay our entry into these markets or increase our costs.  Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods including offline, and we may encounter sudden currency devaluations.  Currency controls in emerging countries may make it hard for us to repatriate collections or profits that we generated in a particular country.  It is possible that governments of one or more countries may censor or block access to the Internet or specifically our website due to political concerns or in response to certain incidents or significant events, thereby preventing people in these countries, including our registered users, from accessing our products.  The growth of our business may be materially adversely affected if we are unable to expand our registered user base in emerging markets.

We face potential liability and expense for legal claims based on the content published on our platform.

Our platform allows registered users to create and manage websites.  At present, we do not require that our registered users post on their websites, or require their visitors to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy.  If our registered users do not post the appropriate documentation and policies on their websites and require their visitors’ consent to be bound by the terms of such documentation and policies, or should our registered users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communication Decency Act, then they may expose themselves to civil and criminal liability under applicable law, for example, where the visitors post information which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights or where our registered users or their suppliers fail to process personal data in accordance with applicable law.  It is possible that we could also be subject to liability.  Certain jurisdictions, including the United States and certain European countries, among others, have adopted laws relating to the liability of providers of online services for activities of their users and other third parties, including with respect to defamation, invasion of privacy and other torts, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users.  Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business.  In such circumstances we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our registered users to agree to.  Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position.  Further, our indemnity from our registered  users may also not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity.  In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause our registered users to abandon material aspects of our service.  Any such adverse legal or regulatory developments could substantially harm our operating results and business.

Activities of registered users or the content of their websites could damage our reputation and brand, or harm our ability to expand our base of registered users and premium subscriptions, and our business and financial results.

Our reputation and brand may be negatively affected by the actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or by registered users acting under false or inauthentic identities or by registered users that are using our product to conduct illegal activities.  This particularly applies to our registered users who do not have premium subscriptions and who therefore maintain the “Wix” logo on their websites.  We do not monitor or review the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage.  While we have adopted policies regarding illegal or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities.  The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our registered user base, and our business and financial results.

We are exposed to risks, including security risks, associated with credit card and debit card payment processing.

We accept payments primarily through credit and debit card transactions and provide a portal for registered users to submit credit or debit card information for processing.  We are subject to a number of risks related to credit and debit card payments, including:

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

While there are other providers who offer features similar to those features found in our solutions, we believe that we do not compete with traditional web development firms as we focus on not only web development but also technology, design and business work flow processes.  Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers, as well as large service companies who offer domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or have one built by their workforce.  In the future, we may experience increased competition from web design companies if they broaden their product and service offerings, or lower their pricing.  In addition, it is possible that other providers may in the future decide that offering a comprehensive DIY platform similar to our platform represents an attractive business opportunity.  In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources.  Such companies may use these advantages to offer solutions and services similar to ours at a lower price, develop different solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements.  Increased competition could result in us failing to attract users or obtain premium subscriptions at the same rate.  It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.

If we do not or cannot maintain the compatibility of our platform and solutions with third-party applications change or if the third-party applications that we offer fail to keep pace with competitors’ offerings, demand for our solutions and platform could decline.

The attractiveness of our platform depends, in part, on our ability to integrate third-party applications which our registered users desire into their websites or develop those services directly.  Third-party application providers may change the features of their applications and platforms or alter the terms governing use of their applications and platforms in an adverse manner.  Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms.  Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business.  Additionally, competitors may offer functionality which our registered users’ desire, and our competitors may offer better functionality than the third party applications integrated in our platform.  If we fail to integrate our platform with new third-party applications that our registered users need for their websites or develop them directly, or adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our registered users expect, which would negatively impact our offerings and, as a result, harm our business.

Because we recognize revenues from premium subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in full in our operating results.

We recognize revenues over the term of our contracts.  As of the fourth quarter of 2015, 83% of our premium subscriptions were annual subscriptions and approximately 17% were monthly subscriptions.  As a result, much of the revenue we report each quarter is the recognition of deferred revenue from premium subscriptions entered into during previous quarters.  Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters.  Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not reflected in full in our results of operations until future periods.

Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which registered users interface with our platform.

The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise.  In the future, operating system providers, such as Microsoft or Apple, or any other provider of Internet browsers, could introduce new features that would make it difficult to use our platform.  In addition, Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites.  For example, operating systems or major Internet browsers such as Firefox, Internet Explorer, Chrome or Safari, could become unstable or be incompatible with HTML5-based products and solutions.  Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for registered users to access our platform or end-users to access our registered users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects.

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

In addition to our editor, we provide all of our registered users with access to additional products and services that enhance their digital presence.  For example, in 2012 we launched the Wix App Market, which is integrated into our platform.  Through the App Market, we offer our registered users a range of software applications that can be integrated as add-ons to their free or premium websites.  The App Market offers both applications that are developed by us and by third-party developers.  We cannot offer any assurances that sales of applications or other value-added solutions and services we may offer in the future will be a significant part of our revenues.  In addition, our selling efforts for these items may negatively impact our registered users’ perception of us due to our email marketing to generate sales.  If we do not succeed in selling these items, our future prospects may be adversely affected.

Exchange rate fluctuations may negatively affect our results of operations.

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2015, approximately 71% of our revenues were denominated in U.S. dollars and approximately 29% in other currencies, primarily in Euros, British Pounds and the Brazilian Real.  Conversely, in 2015, approximately 61% of our cost of revenues and operating expenses were denominated in U.S. dollars, approximately 37% in New Israeli Shekels, or NIS.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).  We estimate that a 10% increase in the value of the NIS against the U.S. dollar would have decreased our net loss by approximately $9 million in 2015. We estimate that a 10% decrease in the value of certain foreign currencies (including Euros, British Pound, Brazilian Real and Russian Ruble) against the U.S. dollar would have increased our net loss by approximately $5 million in 2015. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.  We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non U.S. dollar-denominated operations, as appropriate and as reasonably available to us. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

We believe our focus on customer support is critical to retaining, expanding and further penetrating our user base.  As a result, we have invested in the quality and training of our customer support and call center personnel.  If we are unable to maintain a consistently high level of customer service, we may lose existing registered users and find it more difficult to attract new users.  In addition, regardless of the performance of our customer support and call center, users of online services base their purchasing decisions on a number of factors, including price, design, integration abilities, functionality of services, reputation and ease of use.  If we fail to maintain adequate customer support which improves the functionality of our solutions and their ease of use, our reputation, financial results and business prospects may be materially harmed.

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

In the course of an internal review in early 2013, we determined that we had 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with geographic internet protocols, or GEOIP, addresses in Cuba, Iran, North Korea, North Sudan or Syria, or U.S. Sanctioned Countries, or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries.  As part of a subsequent internal review, we also determined that we had 32,600 registered users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries.

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

We have undertaken a number of remedial measures, including terminating the user accounts and the premium subscriptions that may have been from a U.S. Sanctioned Country, and blocking the ability of existing and new registered users—with or without a premium subscription—that have a GEOIP address in a U.S. Sanctioned Country to access our cloud-based software or services.  We have also since instituted new daily screening practices and updated our systems to prevent users from U.S. Sanctioned Countries entering billing information with an address in that location.

Israeli Laws and Regulations

The Israeli Trading with the Enemy Ordinance—1939, or the Ordinance, prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries.  The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria, or Israeli Sanctioned Countries.  The Ordinance was enacted in 1939 and does not expressly address online services.  We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services that we provide.

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

Lebanon is the only Israeli Sanctioned Country that is not also a U.S. Sanctioned Country.  We have ceased providing services to users with a GEOIP address in a U.S. Sanctioned Country.  The number of registered users and premium subscribers that we have in Lebanon is not material to our business.  However, if we stop providing services in Lebanon, it may decrease the number of our current and future subscribers from other countries, particularly in the Middle East, who may cease using our services in protest to us blocking accounts in Israeli Sanctioned Countries.

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

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers

Our services depend on the ability of our registered users to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our products and increase our operating costs. For example, the Federal Communications Commission, or the FCC, recently proposed new rules that would allow Internet service providers to charge content providers higher rates in order to deliver their content over certain “fast traffic” lanes. To the extent the FCC’s proposed rules are ultimately implemented, Internet service providers could attempt to use this ruling to impose higher fees and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.”

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

The payment card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services.  We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks.  The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or PCI DSS.  Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud.  If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks.  Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners.  We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of registered users or participants or regulatory or criminal investigations.  A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our results of operations.  Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our registered users, which would adversely affect our business, operating results and financial condition.

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

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances.  No assurance can be given that these agreements will be effective in controlling access to our proprietary information.  Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions.  Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks and patent applications.  While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market.  Additionally, the process of seeking patent protection can be lengthy and expensive.  Any of our pending or future patent or trademark applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all.  We are unable to guarantee that additional patents or trademarks will issue from pending or future applications or that, if patents or trademarks issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage.  We rely on our brand and trademarks to identify our solutions to our registered users and to differentiate our solutions from those of our competitors.  If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our registered users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand.

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

There can be no assurance that third parties will not assert that our solutions, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights.  Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties.  Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours.  We entered into settlement agreements in the past with two NPEs with respect to patent infringement claims. We have also licensed patents from third parties in areas that are related to our technology.

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

Our platform contains open source software, which may pose particular risks to our proprietary software and solutions

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

The number of our registered users may be higher than the number of actual users, depending on the level of engagement of a particular user following registration.

We use the definition “registered user” to mean the number of unique email addresses registered on Wix.com.  The number of registered users as we define it may be higher than the actual number of users, because some users have multiple registrations and others may have registered under different or fictitious names. Furthermore, the number of websites created may differ from the number of registered users since a registered user can create multiple websites or not create a website at all.  The length of time that registered users take following registration to design and publish a website varies significantly from hours to years.  Some registered users may never publish a website, others may publish several websites. We consider the rate at which registered users from a particular period generate premium subscriptions to be material to our business.  For example, in the fourth quarter of 2015, 37% of our premium subscriptions were purchased by users that registered with us in the same quarter and the remaining 63% were from users who registered in earlier quarters. Nevertheless, if the number of our registered users is materially inconsistent with the number of our actual users, our user base, which we believe is important to the growth of our premium subscriptions, may be overstated.  If that is the case, our business may not grow as fast as we expect, and our financial results and business prospects may be harmed.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our contractors or employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us.  Under the Israeli Patent Law, inventions conceived by an employee or a person deemed to be an employee during the scope of their employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights.  The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, a body constituted under the Patent Law, shall determine whether the employee or contractor is entitled to remuneration for their inventions, though, the Committee has not yet determined the method for calculating this Committee-enforced remuneration.  Although our contractors or employees have agreed to assign to us service invention rights, we may face claims challenging such agreements and demanding remuneration in consideration for assigned inventions.  As a consequence of such claims, we could be required to pay additional remuneration or royalties to our contractors or employees, or be forced to litigate such claims, which could negatively affect our business.

U.S. states may seek to impose state and local business taxes and sales/use taxes and current value added taxes on Internet sales in Europe and elsewhere and the tax policies and regulations imposed by other jurisdictions in which we operate may change, all of which may affect our tax rates and increase our tax liabilities.

There is a risk that U.S. states could assert that we or our non-U.S. subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes.  This risk exists regardless of whether we and our non-U.S. subsidiaries are subject to U.S. federal income tax.  States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet.  We and our non-U.S. subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our non-U.S. subsidiaries give rise to a nexus.  We and our non-U.S. subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Additionally, pending legislation in the U.S. Congress, if enacted, could grant states additional authority to collect sales/use taxes on the sale of our premium subscriptions over the Internet.  Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subjected to sales/use taxes, which may decrease the likelihood that such registered users would purchase or continue to renew their premium subscriptions.  Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction, may increase and cause either our prices to increase or our collections and revenues to decline.  New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business.  Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities. It is difficult to assess to what extent these changes may be implemented in the jurisdictions in which we conduct our business or may impact the way in which we conduct our business or our effective tax rate, due to the unpredictability and interdependency of these potential changes. We therefore cannot predict at this stage the magnitude of the effect of such rules on our financial results.

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

Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $32.69 per share and as low as $14.28 per share through April 12, 2016.  In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

The largest beneficial owners of our shares, beneficially owned a significant percentage of our ordinary shares, See “Item 7.A. Major Shareholders.”  Some of these shareholders have an individual affiliated with them serving on our board of directors.  Our largest shareholders,  individually or if they all adopt a similar position on a particular issue, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.  These matters may include:

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

Future sales of our ordinary shares by significant shareholders, may cause the market price of our ordinary shares to decline.  This includes sales by our five largest shareholders who, as of February 29, 2016 beneficially owned 55.1% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, including our shareholders Mangrove Capital Partners and Bessemer Venture Partners, who have the right to cause us to register their shares for resale with the Securities and Exchange Commission, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

As a foreign private issuer whose shares are listed on the NASDAQ Stock Market, or NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ.  As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital.  We may in the future elect to follow home country practice in Israel with regard to matters such as the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers.  See “Item16.G.Corporate Governance.”

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

As of February 29, 2016, the holders of 12,791,143 of our ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets.  All shares sold pursuant to an offering covered by such registration statement will be freely transferable.  See “Item 7.B. Related Party Transaction—Registration Rights.” Sales by us or by our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to these registration rights, as of February 29, 2016, 12,717,430 ordinary shares are subject to outstanding option and restricted share unit, or RSU, awards granted to employees and office holders under our share incentive plans, including 6,367,360 ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

You may be subject to adverse United States federal income tax consequences if we are classified as a Controlled Foreign Corporation.

Each “Ten Percent Shareholder” in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for United States federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders.  A non-U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation.  A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended, or the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation.  The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain.

We do not believe that we were a CFC for the taxable year ended December 31, 2015 or that we are currently a CFC.  It is possible, however, a shareholder treated as a United States person for United States federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the Company, cause the Company to be treated as a CFC for United States federal income tax purposes.  We believe that certain of our shareholders are Ten Percent Shareholders for United States federal income tax purposes.  Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2015.  However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the year.  There can be no assurance that we will not be considered a PFIC for any taxable year.  Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC.  If we are characterized as a PFIC, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales.  If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.  See “Item 10.E.Additional Information—Taxation.”

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

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or if our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and the completeness of our financial reports, the reliability of our financial statements may be questioned and our share price may suffer.

We are required to comply with the internal control, evaluation and certification requirements of Section 404(a) of the Sarbanes-Oxley Act. Additionally, unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404(b) of the Sarbanes-Oxley Act until the year ended December 31, 2018.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will continue to require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We cannot predict whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate.

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

We are incorporated under Israeli law and our principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities, and an escalation in terrorist attacks since October 2015.  Riots and uprisings in several countries in the Middle East and neighboring regions as well as armed conflicts, including by ISIS, have led to severe political instability in several neighboring states and a decline in the regional security situation.  In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations.  Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

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

As of December 31, 2015, we had 888 employees based in Israel.  Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government).  In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, the December 2008 conflict with Hamas and the 2012 and 2014 conflicts in the Gaza Strip, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service.  Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law.  In order to remain eligible for the tax benefits for “Beneficiary Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended.  In addition, in September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority approved (i) our status as an “Industrial Enterprise”; and (ii) that the expansion of our enterprise is considered as a “Beneficiary Enterprise” with 2009 as an elected year of operations, all under the Investment Law as amended by 2005 Amendment.  The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling.  If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.  Further, in the future these tax benefits may be reduced or discontinued.  If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates.  The standard corporate tax rate for Israeli companies in 2013 was 25% of their taxable income, was increased to 26.5% for 2014 and 2015 and was decreased to 25% for 2016 and thereafter.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  See “Item10.E Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

Additionally, the quorum requirements for meetings of our shareholders are lower than is customary for domestic issuers.  As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of our outstanding ordinary shares (and in an adjourned meeting, with some exceptions, any number of shareholders).  For an adjourned meeting at which a quorum is not present, the meeting may generally proceed irrespective of the number of shareholders present at the end of half an hour following the time fixed for the meeting.

Item 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our History

Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute.  In April 2008, we launched our Wix Editor, which enabled the creation of a digital presence in Flash format, and in October 2008, we launched our premium subscription offering.  By April 2012, a month after we released our advanced HTML5 Editor, which greatly improved our service offering and support for mobile devices, we had reached 20 million registered users.  In October 2013, we launched a further enhanced mobile product. In October 2015, we launched our new redesigned Wix Editor, which is based on a complete restructuring of the platform’s codebase, developed using Facebook’s React Technology. This newly designed editor offers a significantly leaner codebase, better modularization and improved testability.

In November 2013, we listed our shares on the Nasdaq Global Market.  We are a company limited by shares organized under the laws of the State of Israel.  We are registered with the Israeli Registrar of Companies.  Our registration number is 51-388117-7.  Our principal executive offices are located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, and our telephone number is +972 (3) 545-4900.  Our website address is www.wix.com.  Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  We have included our website address in this annual report solely for informational purposes.  Our agent for service of process in the United States is Wix.com, Inc., located at 500 Terry A Francois, 6th Floor, San Francisco, CA 94158-2230, telephone number (415) 639-9034.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2015, 2014 and 2013 amounted to $6.4 million, $5.6 million and $3.1 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.  We anticipate our capital expenditures in fiscal year 2016 to be approximately $6 - $7 million and to be financed from the proceeds of our IPO in November 2013 and cash flow generated from current activities.

B.           Business Overview

We are a leading global web development platform enabling businesses and organizations to take their businesses, brands and workflow online.  As of December 31, 2015 we empower approximately 76 million registered users in approximately 190 countries to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform and that eliminates the need for complex coding, supplanting expensive design services. We offer our solutions through a freemium and subscription model and as of December 31, 2015, we had 1,767,425 premium subscriptions.

Our core product is the Wix Editor, a drag-and-drop visual development and website editing environment complete with high quality templates, graphics, image galleries and fonts.  With our platform, Wix registered users can create and manage a professional quality digital presence tailored to their business and brands’ specific look and feel that is accessible across all major browsers and the most widely used desktop, tablet and mobile devices.

We provide solutions that business owners can use to operate mission critical aspects of their business online, such as selling goods, taking reservations and scheduling and confirming appointments.  These applications provide Wix registered users a bespoke front-end for customers visiting their website, as well as a robust back-end management dashboard. We have developed these software applications for businesses in specific verticals, including retail and online stores, hotel and property management, music and restaurants, among other verticals. These vertical applications are integrated into our website templates or can be installed on any existing website and set up with minimal effort by the user and without the need to write code.

Through our highly curated App Market, which was launched in the last quarter of 2012, as of December 31, 2015 we offered our registered users the ability to easily install and uninstall 255 free and purchasable different apps, that we carefully identified and selected for inclusion in our App Market, based on user needs and demand, such as social plug-ins, online marketing and customer relationship management tools, contact forms and payment processing capabilities.  These apps add additional functionality and are easily integrated into registered users’ websites with one click and without any coding.

Our cloud-based platform is accessed through a hosted environment, allowing our registered users to update their site and manage their business or organization at anytime from anywhere with an internet connection.  We provide our registered users with flexibility and scalability, allowing them to expand their digital presence as their business, organizational, professional or individual needs change and grow.

We believe a substantial portion of our registered users are small business owners, organizations and entrepreneurs.  Our scale and reach makes us an attractive partner for companies interested in distributing their own solutions to this audience.  As we expand our platform through partnerships we are able to increase our value proposition for existing registered users and more easily attract new users.

By developing business intelligence using the data we have generated over several years of operation, we are able to create efficiencies in our marketing budget. We have therefore been able to leverage online channels effectively for the majority of our marketing efforts without the need for a direct sales force.  In addition, many of our registered users refer us within their personal and professional networks.  As a result, a majority of our premium subscriptions are generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reaches our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser, to our website, which includes customer referrals.

We are removing not only technological, but also geographic and linguistic barriers to web development, in order to empower almost everyone to create and manage a digital presence in their own language.  We currently offer our platform in sixteen languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish and Danish, and we plan to add more languages in the future.

Our registered users grew from 17 million at December 31, 2011 to approximately 77 million at December 31, 2015, representing a 46% compounded annual growth rate.  Our premium subscriptions have grown from 298,143 to 1,767,425 over the same period, representing a 56% compounded annual growth rate.  Through December 31, 2015, we had achieved 24 consecutive quarters of sequential growth in the accumulated number of premium subscriptions.  We have also achieved 24 consecutive quarters of growth in revenues and collections. We had revenues of $80.5 million, $141.8 million and $203.5 million and collections of $98.7 million, $171.3 million and $241.7 million in 2013, 2014 and 2015, respectively. We had a net loss of $28.7 million, $56.6 million and $51.3 million in 2013, 2014 and 2015, respectively.

In February and in October 2014, we acquired all of the share capital of Appixia Ltd. and OpenRest Ltd., privately held Israeli companies, for aggregate cash consideration for both companies of approximately $4.3 million. The shareholders of OpenRest Ltd. are entitled to additional consideration contingent upon certain conditions, including the continued employment of OpenRest’s founders with Wix.

Appixia has developed a platform for building mCommerce apps for the Israeli market. The acquisition is a component of our plan to continue strengthening our technological advantage and the breadth of our product offerings.

OpenRest is a provider of online ordering and mobile solutions for the restaurant industry. This acquisition further supports our strategy of extending our product offering with tailored, industry-specific solutions. We launched an online ordering solution for the restaurant industry during March 2016.

Industry Background

As consumers have moved all forms of commerce online and onto mobile devices, businesses, organizations and professionals need not only a website, but also a dynamic digital presence with tools to manage interactions with customers, suppliers, partners and employees online and in real time.  These interactions include back-end activities like invoicing, customer relationship management and payment processing, as well as front-end activities such as communications, online marketing, reservations and scheduling, and social media integration.

Use of dynamic web content and services for high level customer engagement is becoming increasingly prolific.  However, building this presence is becoming more challenging for businesses, organizations, professionals and individuals due to costs, time constraints, lack of skills and language barriers.  We believe there is a significant opportunity to provide an elegant cost-effective solution that caters to the accelerating demands of businesses, organizations, professionals and individuals who need to create and manage a dynamic, professional digital presence.

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

Free Products

Our registered users receive access to hundreds of free design templates for personal and business use, free web hosting through the Wix domain, free apps from our App Market, and blog and social network page support.  The websites developed using our free product contain Wix advertisements in the footer of the website, and tags, or metadata, which contain our name.  Our domain name is also contained in the link to the user’s website.

Our free product and service offering includes the following features and capabilities:

•	Wix Editor

At the core of our platform is the Wix Editor, which currently supports fifteen languages, and allows registered users to maximize their digital presence by designing an unlimited number of websites, which are customizable using images, layouts, colors, fonts and other content provided by Wix, or content uploaded by the user, including visual and audio media.  All websites designed using our editor are fully customizable with HTML5 technology, and contain back-up and firewall protection, as well as certain services designed to reduce the effect of denial-of-service attacks. In the third quarter of 2015, we released an entirely redesigned version of the Wix Editor, which offers a highly visual design experience as well as several code-free features such as full screen strip layouts, full page video backgrounds, single click parallax effects and more.

•	Wix Mobile

All of our products allow registered users to create mobile sites for their existing Wix websites.  Our mobile site technology is based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants.  As of December 31, 2015, our registered users created over 13.7 million mobile sites using our mobile solutions. We do not currently charge for our mobile solution.

•	WixTouch

WixTouch, the beta version of which was launched in 2015, is an end-to-end solution enabling our registered users to easily and effectively generate customized native iPhone and Android mobile applications for their website. Our current initial offering focuses on our E-commerce vertical, WixStores, allowing the customers of our registered users’ online stores to browse and make purchases on the go, through the mobile application. The mobile application synchronizes automatically with the user website's inventory and product catalogue, providing an additional low touch revenue channel for merchants.

•	Wix SEO Tool

All of our products enable registered users to increase the visibility of their Wix website by using our Search Engine Optimization, or Wix SEO tool.  Through this tool, registered users may attach to their sites a description and keywords that relate to the site, so that web viewers or customers may find our registered users’ sites easily by searching for the descriptive or key words, using Internet search engines.  Our customer support team, through online video tutorials or one-on-one support, guides our registered users on the most efficient key words and site descriptions, in order to help registered users maximize the benefits of SEO and attain a larger digital presence.

Premium Subscriptions

Our premium subscriptions are purchased primarily by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, beauty, sports, food services, property management or publishing.  Premium subscriptions are not concentrated in any particular field.  Our premium subscriptions offer all of the features of our Wix Editor, but also include features tailored to business’ needs, such as eCommerce and appointment applications, and marketing tools such as Google Analytics and mailing lists. Our premium subscriptions also offer extended storage and bandwidth for our registered users’ data and premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow registered users to expand their digital presence by advertising their pages on third-party sites, such as Facebook and Google.

To date, most of our revenues have been from selling our Combo and Unlimited premium subscriptions. These solutions are primarily purchased by businesses, organizations and professionals, which make up the substantial majority of our total user base.

Our premium subscriptions offer the following additional features and capabilities:

•	Connect Your Domain

All of our premium subscriptions allow registered users to connect their own domain name to their website, which means that the Wix domain name will not be present in the user’s website address.  The user’s domain name can also be purchased and managed directly through the Wix platform.  Registered users who do not purchase premium subscriptions can also choose to purchase a domain name as a stand-alone product, and continue using our free Wix Editor product to develop and maintain their website.

•	Google Analytics

All of our premium subscriptions give registered users access to Google Analytics, a third-party application that has the ability to track the number of people that visit their website, the geographic location of their visitors, the length of time that visitors stay on their website, and the key words that were used to find the website.  This feature allows our business users to collect and use data for marketing and other commercial purposes.

•	Ads Free

Our Combo, Unlimited, and eCommerce premium subscriptions provide a website free of the Wix advertisements that are placed on the free Wix websites.

•	Add Favicon

Our Combo, Unlimited, and eCommerce premium subscriptions allow users to change the Favorite Icon, or Favicon, that appears next to the user’s page address and bookmark in most internet browsers.  Registered users can change the Favicon that appears on the website by either uploading their own Favicon, or choosing one from our Favicons Gallery.  This feature enhances the professional design of registered users’ digital presence.

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

Applications and Value-Added Solutions

Wix App Market

The Wix App Market is an online platform that offers our registered users a range of software apps which can be seamlessly integrated as add-ons into our registered users’ websites.  The App Market includes over 255 free and purchasable marketing, social and media apps, as well as audio and visual content.  Since the launch of the App Market in October 2012 through December 31, 2015, registered users had installed 33 million apps, 700,000 of which were purchased. Registered users gain access to apps in the App Market, and through our easy-to-use drag-and-drop technology they can install or remove as many apps as they would like within moments.  In the second quarter of 2014, we launched a new technology, WixHive, which has turned the App Market into a dynamic data ecosystem.  The WixHive technology enables standalone apps to share data and create new insights and functionalities that website owners can leverage to further manage and grow their business online.  The App Market consists of apps that are developed by us or by third-party developers.  Our research and development team creates our Wix Apps, and also tests and evaluates apps created by third-party developers.  We have sales agreements with third-party developers and we customarily share in 30% of revenues from the sale of every third-party app purchased through our App Market.  We are responsible for the development, operation and maintenance of apps that we create, and the third-party developers are responsible for the apps that they create. However, we may remove a third-party app at any time if it does not meet our standards or for other reasons. In addition, we offer registered users the ability to purchase Google email services with addresses linked to their Wix website domain. Wix Email features advanced filtering and search capabilities, as well as automatic mail forwarding and responding.  This product is integrated into our premium subscriptions, but is also available for purchase on a standalone basis.

WixShoutOut

In the third quarter of 2014, we launched a new integrated product, WixShoutOut, which enables registered users to easily create and send customized newsletters, updates, promotions and e-mail campaigns directly from their Wix dashboard. This is the first product utilizing the WixHive API, which enables formerly standalone apps to share their collected data, providing the site owner with new capabilities and actionable information. WixShoutOut uses WixHive by accessing the contact lists, which are stored and managed in the user’s Wix dashboard, addressing a critical business need of effectively managing client communications. In the second quarter of 2015, we collaborated with Facebook to enable Wix registered users to maximize reach by automatically creating Facebook Page-post ads from the content of the user’s ShoutOut and launching the campaign from the Wix platform. As of February 29, 2016, Wix ShoutOut had been adopted by Wix registered users who have sent nearly 1.48 million ShoutOuts to approximately 500 million contacts since its launch.

Wix Verticals

We offer a robust and comprehensive platform for all business owners. As each business segment faces a unique set of challenges, we develop tailored products and solutions to address specific business needs. Such verticalized strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions are WixHotels, WixStores, WixMusic, WixBookings and WixRestaurants. We intend to continue introducing additional solutions that offer a complete online business solution tailored to specific businesses.

•	WixStores

Our WixStores premium subscription allows our registered users to create an online store through which they may sell their products online and process payments using an integrated shopping cart app, which is already included in the subscription. WixStores users can tailor the style of the online store to their business, and with the secured shopping cart application, the users may accept payment for products or services through PayPal and a variety of other integrated payment solutions we offer, such as Authorize.net, Stripe, Wirecard, Mercadopago, Pagseguro, Web Money, Skrill, PayU LatAm and other types of offline payments such as cash on delivery and bank transfers. We also provide registered users with the ability to manage inventory, provide coupons and set their own shipping and tax rules as part of our WixStores.

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

•	WixBookings

Wix Bookings, which was launched in January 2016, is an end-to-end online appointment booking solution, giving small businesses an easy and effective way to connect with customers, manage appointments and group bookings, and acquire more business by allowing customers to book online.  The solution syncs with Google Calendar to help business owners keep track of appointments and scheduled classes, send reminders to customers, and collect payments, and is customizable for any type of business.

•	WixHotels

WixHotels offers a complete booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals. This code-free product makes it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities. Available through our hotel templates and the Wix App Market, WixHotels is not limited to reservations made through the website. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place. As a result of certain engagements with third parties launched in the beginning of 2015, hotel owners can accept and manage bookings that come through over 300 Online Travel Agencies and marketplaces, such as Booking.com, Expedia and Travelocity. WixHotel users can also connect their site to TripAdvisor’s instant booking capabilities. WixHotels is fully optimized for mobile devices, enabling potential travelers to book a room on the go.

•	WixMusic

WixMusic is a complete solution which includes an advanced music player, commission free sales, an easy to use digital asset management system, tracking and metrics, concert promotion and ticketing, distribution to over 120 streaming services (through a third party service that we have integrated), promotion and ticketing capabilities, fan management and communication tools and a range of specifically designed music website templates. All of these components are seamlessly packaged, empowering musicians to leverage the web to drive awareness and professionally promote their music directly from their Wix websites. In the third quarter of 2015, we launched Wix Music 2.0, an updated Wix Music eliminating the need for musicians to piece together multiple products to build an online presence. Optimized for mobile devices, WixMusic ensures music sharing and purchasing can continue on the go.

•	WixRestaurants

Wix Restaurants provides various solutions for restauranteurs, including Wix Restaurants - Menus and Wix Restaurants - Orders. Wix Restaurants - Menus, which we first launched in March 2015, enables restauranteurs to easily create a menu on their Wix website, using professionally created layouts offered on our site, and further enables restauranteurs to share their menu on their Facebook page, helping them to increase their exposure to potential customers, while managing their menu is a single platform. Wix Restaurants - Orders, first launched in March 2016, is an online ordering solution for restauranteurs, enabling them to receive takeout and delivery orders through their desktop and mobile Wix websites and to consequently grow their business and maintain a direct relationship with their customers.

Customer Support

We offer our registered users the following support and services:

Wix Support and Call Center

Our customer solutions experts operate the Wix Support and Call Center.  Our customer solutions team is responsible for providing all of our registered users, including the free registered users, with direct and indirect support, including monitoring and updating forums for user questions and knowledge databases, such as our online automated ask-and-answer database.  Because our support team is able to address many of our registered users’ questions through these online and automated channels, direct customer support is often not needed to address user questions or technical issues.  However, our support staff provides web-based technical support through chat, email and remote support through the use of LogMeIn, a remote access program.  The Wix Call Center also provides telephonic support during U.S. business hours and email support during extended hours. We do not currently offer telephonic support outside of U.S. business hours.  Our Support and Call Center employees offer telephonic and email support in certain non-English languages, including French, Spanish, Portuguese, Italian, Russian, German, Japanese and Korean.  For example, our customer support staff and technical staff with Italian and Portuguese-language capabilities provide Italian and Portuguese-language support by updating forums in response to customer questions and updating knowledge databases and translating the how-to videos in the Wix Support Center.  We plan to hire additional employees with other fluencies as we add more languages.  As of December 31, 2015, we had over 240 Support and Call Center employees, located in both the United States and Israel.

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

We market our solutions and apps to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers.  We are able to attract a high volume of users and premium subscriptions by offering free solutions and services and upgrades and improvements to our premium subscriptions.  We also offer 14-day refund versions of our premium subscriptions.  As of December 31, 2015, we had approximately 77 million registered users and 1,767,425 premium subscriptions across approximately 190 countries.

We also provide a free co-working and event space in our Wix Lounge in New York City.  The lounge provides designers who use our solutions, as well as freelancers, artists and entrepreneurs, with a workspace and an opportunity to network with others. Access to the lounge is on an invitation-only basis and is reserved for users who subscribe to at least one premium package. We also host events at our lounge that allows our registered users the ability to showcase their work, free of charge.  We have found that our lounge enhances our brand and strengthens our network of registered users.

User Acquisition

We engage in online and offline advertising, with a focus on acquiring new users to our platform.  A majority of our premium subscriptions generate from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser.  We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying registered users’ websites.  In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products.  Further, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions. In 2016, we are continuing to focus our marketing spending on channels that bring new users to visit, register and begin using our products and services.

We believe our user acquisition strategy further benefits from the brand we have built as a leading web development and design platform for businesses, organizations, professionals and individuals.  We believe that our branding efforts have accounted for a significant portion of users who come directly to our website, through typing our URL directly into their browsers, or through searching for “Wix” or a term related to the establishment of a digital presence.  We believe that these users are also attracted due to referrals from other users, and via word-of-mouth regarding our products and services.  Our acquisition strategy also benefits from our use of A/B testing on our website, a marketing approach that aims to identify changes to our website which will increase or maximize user interest and acquisition.  Our Design Studio team changes the layout of our website from time to time, and engages in A/B testing in order to determine which layouts and graphics are the most successful in maximizing user acquisition.

Our marketing expenditures directed to advertising were $41.0 million in 2013, $74.0 million in 2014 and $87.6 million in 2015. Our marketing expenditures are directed toward the following channels:

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

User Retention

Once we attract visitors to our website, our preliminary goal is to register them as registered users.  Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site.  These materials are created by our Wix Design Studio team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events.  We constantly seek to convert our registered users to purchase premium subscriptions by offering them enhanced functionalities. Registered users who convert to a premium subscription gain access to additional features such as extra bandwidth and storage, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions.  Registered users can choose either an annual or monthly premium subscription and as of December 31, 2015, 83% of our premium subscriptions were annual and 17% were monthly.  We seek to increase the number of premium annual subscriptions by offering seasonal promotions and discounts on annual subscriptions.  We also send our premium subscribers emails reminding them to renew their subscriptions before expiration, as well as coupons and other discounts on products and services.  We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium apps in our App Market.

We further retain premium subscriptions by developing relationships with subscribing users through the Wix Support and Call Center, a forum where we address our registered users’ technological needs and concerns.  Through the Support and Call Center, we also help non-paying registered users transition to premium subscriptions, by providing guidance on integration of premium subscription features into existing websites created with our Wix Editor.  We seek to maintain goodwill with all of our registered users, and retain them as registered users, even if they do not choose to subscribe to or renew their premium subscriptions.

Our Technology and Infrastructure

Our cloud-based platform provides our registered users with a suite of web design, development and workflow management products and apps, as well as hosting for our registered users’ sites.  All of these tools are accessible directly through our platform.  In order to enhance our suite of products, we also conduct product and quality assurance testing on all new and existing technology integrated into our platform.

Wix Cloud

We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our apps, and the websites that our registered users create.  We lease our data centers from third parties. Our primary data centers are in two geographically separate locations in the United States with a back-up data center in Europe.  We lease our primary data centers in the United States from Hostway Services, Inc. pursuant to an agreement which may be terminated by either party at any time with 180 days advance notice. To date, we have not experienced any material outages or service interruptions.  This highly-scalable multi-tenant technology enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity.  As a result, our platform is not affected or slowed down by growth in the number of registered users in our cloud.  Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by proven international cloud delivery network vendors, such as Akamai and Level 3. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Amazon and Google cloud services to back up our registered users’ data and the use of our platform.  We apply industry standard data security measures to protect against potential vulnerabilities in our technology.

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

Style Engine and Smart Layout Technology

Our style engine technology provides registered users with advanced customization capabilities, making all aspects of a registered user’s website customizable. Our technology, which uses dropdown lists and customized color palettes, allows the user to quickly brand or re-brand their website with just a few clicks in our editor.  In one click, users can customize backgrounds, banners, buttons, fonts and font sizes using a dropdown list.  Registered users can customize colors using a color palette.  One click also allows users to simultaneously apply all color and style changes to all elements on the user’s website.  This type of customization is generally time-consuming and requires knowledge of advance HTML5 and CSS3 coding skills.  However, with our style engine technology, our registered users can change their websites’ style and branding in moments.

Our Wix Editor’s Smart Layout technology offers both functionality and customization.  Our technology provides for dynamic layout and content, meaning that no one component box on a registered user’s website is static or incapable of being moved to other areas of the user’s page.  Component boxes added to our registered users’ websites identify the user’s site structure and automatically adapt to the size and style of other component boxes within the site. These capabilities allow the registered user full control over the layout of their website, allowing the user to create a design-rich, professional website.

Web Service Creation Environment

We use a powerful software development kit, or SDK, with an application programming interface, or API, which allows apps and widgets to be seamlessly embedded into the websites designed by our registered users.  This technology allows the user to embed third-party apps or widgets, such as contact forms, FAQ lists and blogs, into the user’s website by linking the app or widget’s URL to the user’s website link.  All integration is done with one click, using the Wix App Market, where the user can choose which apps they would like to add to their website.  The added app or widget may then be opened as a pop-up on the user’s website, which further adds to our editor’s dynamic layout capabilities.  Further, SEO used in connection with the user’s website will also attach to the embedded widget or app data, increasing the overall visibility of the user’s digital presence.

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

Wix Databases

Our application development and data technology, Wix Databases, is a platform that allows our registered users and developers to create their own apps and work management tools, such as contact forms and FAQ lists.  This platform uses our drag-and-drop, style engine and smart layout technology, so that the user or developer may create professional-looking applications and tools with customized styles, colors and layouts.  The apps and tools created through Wix Databases can be fully integrated into our registered users’ websites through publishing on the Wix Editor platform.

Infrastructure

We realize efficiencies in our operations, including marketing and delivery, since they are completely online-based and as such provide us flexibility and scalability.  Our hybrid cloud and content delivery network enables our registered users to purchase and use our products and services online, through our website.  As a result of these efficiencies, we have built a large registered user base, while limiting the number of physical offices required for conducting our business. We also have no need for a physical sales force, as our marketing and customer support operations are supported by online marketing tools such as CPC advertising, SEO and email distributions, and by customer support tools such as online forums and an advanced user self-service support system using online ticketing and a database of questions and answers.

We currently process all of the payments using a billing system that enables our registered users to submit credit or debit card information for processing.  This system interfaces with a number of different payment gateway providers who then link to a number of different payment card processors, based on the registered user’s jurisdiction.  With this system, we are not dependent on any single gateway provider or payment card processor.

Our infrastructure includes servers and bandwidth capacity leased from third parties located in the United States and the Netherlands, as well as cloud storage from Amazon and Google.  We use our own servers to run our research and development activities and to operate our office applications.  Our use of over 500 servers in different locations, including the use of Amazon and Google cloud services to back up our registered users’ data and serving our registered users, protects against accidental data loss and reduces disruption to our operations from server outages or physical damage to a server.  We are maintaining industry standard server operations, which provide our growing registered user base with industry standard reliability to access to our products and consistent service provisions.

Research and Development

As of December 31, 2015, we had 609 employees and contractors focused on research and development.  Our research and development team, which also includes our design team, is comprised of individuals with extensive experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel.  We also engage a team of developers in Ukraine through a third-party service organization and directly with local subcontractors in order to benefit from the significant pool of talent that is more readily available in that market. We have also engaged a team of local developers in Lithuania in order to benefit from the significant pool of talent that is readily available in that market.  Our research and development personnel focus primarily on developing new apps and product and service offerings, as well as quality assurance.

Our research and development spending was $29.7 million in 2013, $57.8 million in 2014 and $77.6 million in 2015.  We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base.  Our development strategy is focused on identifying updates and enhanced features for our existing offerings, and developing new offerings that are tailored to our registered users’ needs and often arise out of their suggestions.  For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades through the use of our automated request system on our website, which then enables us to quickly react to our registered users’ requests.    We also engage in A/B testing in order to measure the effectiveness of our upgrades and new product features.

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

Intellectual Property

Our success depends upon our ability to protect our core technology and intellectual property.  We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how.  In addition, we have filed a number of patent applications and continue to file for patents in order to protect our inventions. We have pending patent applications in the United States as well as in several additional jurisdictions wordwide. We also have pending PCT applications that may lead to additional patent applications. We cannot be certain that our applications will issue as patents.  We actively monitor innovation within our company so as to properly consider whether to file additional patent applications.  We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

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

Our in-house know-how is an important element of our intellectual property.  The development of our web development and design software and management of our data analysis and marketing programs, requires sophisticated coordination among many specialized employees.  We believe that duplication of this coordination by competitors or individuals seeking to copy our software offering would be difficult.  This risk is further mitigated by the fact that our product and service offerings are cloud-based such that most of the core technology operating on our systems is never exposed to a user or to our competitors.

Competition

We enable our registered users to create a customizable, fully-integrated and professional digital presence through an attractive web-based software platform with various marketing and workflow management capabilities.  We believe that the key competitive factors in our market include, simplicity and ease of use, product breadth, integration of multiple solutions, price, design quality, global scope, security and reliability and brand recognition and reputation

We believe that we compete favorably on these factors because of our comprehensive suite of design and digital presence software, advanced technology and product integration, efficiencies in operations, brand recognition and marketing expertise, longstanding customer, designer and developer relationships, large user base, and track record of successfully attracting new users to our website and products.

The market for providing web-based website design and management software is evolving and highly fragmented today. We believe no provider currently offers a comprehensive, customizable, fully-integrated workflow solution to create and manage a professional digital presence comparable to ours.  However, some providers currently offer separate products or technologies that overlap with parts of our solution and could try to integrate these with other products to offer a more comprehensive solution in the future. Providers of these point products vary and include:

•	DIY template-based website design companies that help a business build a website such as Squarespace, Weebly and Jimdo;

•	offerings that provide e-commerce software enabling a merchant to sell goods online such as Shopify and BigCommerce;

•	software that enables a business to take and manage appointments and/or reservation schedules online, such as Mindbody and BookingSuite;

•	solutions that help businesses market themselves online such as SEM and SEO providers, e-mail marketing solutions and online directory listing services.

Additionally, several large service companies that primarily offer domain registration and hosting services, such as GoDaddy, Web.com and Endurance International, provide the ability for a business owner to build a website using their tools or have one built by their workforce.

Government Legislation and Regulation

Actions of our Registered Users

In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are evolving and are currently being tested by a number of claims, including actions based on defamation, breach of data protection and privacy rights and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. Any regulatory or court ruling or other governmental action that imposes greater restriction or liability on providers of online services for the activities of their users and other third parties could harm our business.  In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering, supporting terrorist activities or conducting fraudulent activities may in the future produce regulation, legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause registered users to abandon material aspects of our service.

User Data

We hold certain personal data of our registered users, primarily, username, email address and billing details that are provided by the registered users who have purchased premium subscriptions, and may hold certain personal data of the visitors to our registered users’ websites. We are subject to the data protection and storage laws of the State of Israel, as well as certain industry standards (including voluntary third-party certification bodies such as TRUSTe).  We operate in accordance with the terms of our privacy policy and terms of use, which describe our practices concerning the use, transmission and disclosure of user data.

While it is generally the laws of the jurisdiction in which a business is located that apply, because our services are accessible worldwide, there is a risk that data protection and privacy regulators of other countries, may seek jurisdiction over our activities in locations in which we process data or have registered users but do not have a local operating entity, employees or infrastructure.  Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law.  In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protections laws and regulations.

United States

A number of legislative proposals pending before the U.S. Congress, various state legislative bodies, and foreign governments concerning privacy and data protection could affect us.  For example, the FTC has updated its guidelines relating to children’s online privacy that were issued under the Children’s Online Privacy Protection Act.  Additionally, some states have passed proactive, as well as reactive, information security legislation.  Regulatory enforcement actions and trends in consumer class actions against other companies indicate an inclination by regulators and judges to require companies to adopt certain minimum protections and security measures to protect personal information.  The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in interpretation.

Europe

Although we do not have an operating entity in the Netherlands, the control that we exert over our servers in the Netherlands may result in our activities in Europe being deemed to be subject to European law.  European data privacy principles, which apply in the Netherlands, distinguish between a data controller (the entity which alone or jointly determines the purposes and means of the processing of personal data) and a data processor (the entity which processes the personal data on behalf of the controller).

The European Commission approved a new General Data Protection Regulation at the end of 2015 which replaced the European Data Protection Directive (Directive 95/46/ED) and includes more stringent obligations for online businesses, such as conducting a data protection impact assessment for risky processing operations, introducing a more frequent need for the user’s consent, imposing an obligation to act on data breaches, restricting the collection and use of personal and “sensitive” personal data and expanding the legislative requirements for data processors, as well as introducing a stricter regime of enforcement.  Additionally, the regulation has an extra-territorial effect and regulates the European activities of businesses regardless of their location or the locations of their servers. The approved regulation is due to become effective in the beginning of 2016. Should we become subject to these and other laws and regulations, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and we are likely to incur additional costs.

We may be defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the General Data Protection Regulation.  For example, among other things, we would be required to notify individuals if we process their data that their information is going to be collected and/or processed and for what specific purpose, provide a means for individuals to request access to their data, rectification, erasure and the right to withdraw consent for the data’s use, only retain data for a limited time and erase or review the data at the end of the limited period and to not transfer data outside the European Economic Area, to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain legitimizing steps.  The European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy in the electronic communications sector.  Pursuant to the requirements of some of those national laws introduced under the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a registered user’s terminal equipment (e.g., computer or mobile device).  These requirements predominantly regulate the use by companies of cookies and similar technologies.  Prior to providing such consent, registered users must receive clear and comprehensive information in accordance with the applicable national law about the access and storage of information.  Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

Our registered users may also collect data through the websites that we host for them; however, because we only provide services that enable registered users to carry out their own purposes which may or may not include processing personal data, we are most likely a data processor with respect to such data.  As a “Data Processor,” we would be obliged to implement adequate technical and organizational security measures and maintain records regarding all categories of processing activities under our responsibility.

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 8,720 square meters (approximately 93,865 square feet) of leased office space.  We also lease additional office space in Beer-Sheva totaling approximately 432 square meters (approximately 4,650 square feet) and in Haifa totaling 220 square meters (approximately 2,368 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, information technology, customer support and administrative activities.  The leases for our Tel-Aviv offices expire on various dates between June 30, 2016 and January 1, 2021.

In the United States, we maintain offices in New York City, San Francisco and Miami. In New York, we lease approximately 6,000 square feet until April 30, 2018 and, in San Francisco, we lease 34,459 square feet for a period of seven years until February 28, 2021, of which we sublease approximately 11,000 square feet to third parties.  In Miami, we lease approximately 4,700 square feet for a period of three years until March 2019. In Lithuania, we maintain offices in Vilnius, in Germany we maintain an office in Berlin, and in Brazil we maintain an office in Santana de Parnaiba near the city of Sao Paulo.

Legal Proceedings

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.           Organizational Structure

The legal name of our company is Wix.com Ltd. and we are organized under the laws of the State of Israel.  We have ten wholly-owned subsidiaries:  Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix.com Internet Services Mexico S de RL de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Columbia S.A.S. (Columbia), OpenRest Ltd. (Israel) and Appixia Ltd. (Israel).

D.           Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B.—Business Overview—Facilities.”

Item 4A.         UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a leading global web development platform enabling businesses and organizations to take their businesses, brands and workflow online. As of December 31, 2015 we empower approximately 77 million registered users in approximately 190 countries to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform that eliminates complex coding, supplanting the need for expensive design services.

Following our IPO in November 2013, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $ 16.50, resulting in net proceeds to us of approximately $93.6 million.

In 2015, we achieved significant growth as compared to 2014 as our registered users and premium subscriptions continue to increase and we continue to benefit from our expanded product offerings.  Our revenue was $203.5 million in 2015, which represented an increase of 43% from 2014.  Our future growth will depend, in part, on our ability to grow our registered user base and premium subscriptions through enhancing user engagement and increasing user retention as well as to maintain and enhance our brand and reputation.  It will also depend in part on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

In 2016, we expect to continue to invest in long-term growth and continue to invest significantly in our research and development efforts to expand our offering and enhance user experience.  In addition, we expect to continue to expand our marketing activities both in the United States and internationally.  We also expect to continue to make significant expenditures to upgrade our technology and network infrastructure to enable the release of offerings and applications, and to scale for future growth.  To support these efforts, we expect to increase our workforce which will result in an increase of headcount related expenses, including share-based compensation.

How We Generate Revenues

We derive the substantial majority of our revenue from monthly and annual premium subscriptions for our solutions.  Annual subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues.  As a result, we provide incentives to drive annual subscriptions, including a lower average monthly price relative to a monthly subscription.  We have noticed, however, that promotions that further lower the effective price of an annual subscription can result in attracting users who do not renew their subscription once the promotion is no longer available.  We therefore seek to strike a balance between attracting annual subscriptions and maintaining a registered user base that is loyal to our offering.  As of December 31, 2015, 83% of our overall premium subscriptions were annual and 17% were monthly.

In addition, we generate revenues from selling third-party domain registrations and from revenue sharing agreements with third-party developers for apps sold through our App Market.  We launched our App Market in the last quarter of 2012 and therefore generated negligible revenues from it in 2013 and 2014 and generated revenues of $3.8 million in 2015.

Our solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free for an unlimited amount of time.  A premium subscription, which provides registered users with additional solutions such as extra bandwidth and storage, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions, can be purchased at any time.  Because we increase our pipeline of potential premium subscriptions by acquiring more registered users and over half of the new premium subscriptions in a typical month in recent periods were generated by registered users who registered in previous months, we are focused on building a large user base.  The number of new registered users we attract is therefore a key factor in growing our premium subscription base, which drives our revenues and collections.  Users that purchase premium subscriptions often decide to do so several months, quarters or years after initially registering with us.  Thus, in each period, new premium subscriptions include users who registered in that period as well as users who initially registered with us in previous periods.  We believe this characteristic of our business model provides us with a growing pipeline of potential subscriptions as our user base grows.

User Acquisition Spending

A majority of the premium subscriptions generated by users that registered in the fourth quarter of 2015 came from organic and direct sources, meaning visitors that reached us via unpaid search results or by typing the URL of our website in their browser.  Our selling and marketing spending to attract additional new registered users focuses primarily on online advertising.  The types of paid marketing channels that we target are primarily cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of our marketing expenses are directed towards more traditional advertising, such as radio and television commercials in the United States, Canada, Australia, United Kingdom, France, Brazil, Russia and Germany.

Our registered user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of registered users that we acquire from different sources.  We extrapolate from this historical user behavior data to predict future user behavior and make investment decisions regarding our marketing expenditures.  In order to grow our registered user base and in turn our premium subscriptions, we consider the time period over which we seek to return an amount of collections equal to the marketing expenditures used to attract a specific group of registered users during a particular period, which we refer to as a cohort.  In order to achieve the targeted time for return on those marketing investments, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources.  For example, we could pay a substantially identical amount to acquire fewer registered users that generate premium subscriptions at a higher rate versus acquiring more registered users that generate premium subscriptions at a lower rate.  The net amount of premium subscriptions would be the same, but in the former case we would have acquired fewer new registered users overall.  We prefer the latter case due to the benefit of gaining more registered users and having a larger pipeline of registered users that can generate premium subscriptions over time based on the long “tail” of premium subscriptions that each cohort generates.  This larger number of registered users also creates more overall users of our platform who can recommend others to our site.  In addition, a single registered user can purchase multiple premium subscriptions.  This fact, coupled with our preference to grow the size of our user base even if the rate of purchase of premium subscriptions is lower, is why we do not consider the rate at which registered users purchase a premium subscription (or any other measure of “conversion”) to be a meaningful measure of the success of our business.

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

Premium Subscription Origination Analysis

To track our growth, progress and execution of marketing efforts, including achievement of our targeted time for return on marketing investment, we regularly review the relationship between origination of our registered users and origination of premium subscriptions.

First Quarter 2010 User Cohort

The following chart summarizes the number of premium subscriptions that originated during each quarterly period, from the first quarter of 2010 to the fourth quarter of 2015, from the 919,221 registered users that first registered with us in the first quarter of 2010.  We refer to this group of registered users as our first quarter 2010 User Cohort.  The first quarter 2010 User Cohort is representative of trends we have seen in premium subscription originations, and we believe it is consistent with our registered users’ subscription purchasing behavior in recent periods.

Through December 31, 2015, the first quarter 2010 User Cohort generated a total of 82,663 new premium subscriptions and continued to generate premium subscriptions up through and during the first quarter of 2016.

Premium Subscriptions from First Quarter 2010 User Cohort

Historical First Quarter User Cohort Overview

The following chart summarizes the number of active premium subscriptions at the end of each quarter following the creation of each of our first quarter user cohorts for the years 2010 - 2015.  We observe apparent consistency in other quarterly user cohorts, which enables us to make efficient marketing investments.

As indicated in the following chart with respect to the first quarter 2010 User Cohort, at the end of this quarter, there were 18,513 active premium subscriptions that had been purchased by registered users from the first quarter 2010 User Cohort.  Twenty four (24) quarters later, as of December 31, 2015, there were still 18,807 active premium subscriptions from registered users that originated from this same cohort.  We spent approximately $1.1 million in advertising expenses to acquire this user cohort.  Since originating, premium subscriptions from registered users in this cohort have resulted in aggregate revenues recognized of $13.9 million and $14.8 million in collections through the fourth quarter of 2015.  Approximately $0.9 million of deferred revenue relating to purchases by this user cohort remained outstanding at December 31, 2015.  Furthermore, this cohort continues to generate revenue and collections beyond that date.

Throughout the life of this cohort, registered users have exhibited many different behaviors that result in a greater number of active premium subscriptions 24 quarters after the cohort’s creation compared to the number of active premium subscriptions after just its first quarter of existence. Some registered users account for multiple premium subscriptions that are purchased throughout the cohort’s life. For example, registered users who are professional web designers often use our platform to support their business, building and designing sites for their own customers.  Some registered users may cancel a premium subscription because the site is no longer needed and repurchase a subscription several quarters later.  For example, a site created for an event that has occurred or a business that discontinues is no longer needed, but the registered user may repurchase a subscription for another event or a new business he creates in a subsequent quarter or year.  Some registered users may create and publish a free website only to purchase their first premium subscription many quarters after first becoming a registered user with Wix.

We believe these behaviors and trends that result in the existence of more premium subscriptions twenty four (24) quarters after the initial quarter’s active premium subscriptions demonstrates the loyalty of our registered users and the increasing value of our registered user base as we continue to increase the number of our registered users and supports our election to invest in marketing to acquire a user cohort and generate premium subscriptions over several quarters and years.

Key Financial and Operating Metrics

We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions:

Collections

We define collections as total cash collected by us from our customers in a given period.  Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Collections consists primarily of amounts from annual and monthly premium subscriptions by registered users, which are deferred and recognized as revenues over the terms of the subscriptions and payments by our registered users for domains, which are also recognized ratably over the term of the service period.  We believe that collections is a leading indicator of the growth of our overall business.  Collections is a non-GAAP financial measure.  For a reconciliation of collections to the most directly comparable U.S. GAAP measure, see “Item 3.A. Key Information—Selected Financial Data.”

Adjusted EBITDA

We define this metric as net loss excluding interest, bank charges and other financial expenses (income), net, unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation, amortization, share-based compensation expense and other unusual or non-recurring expenses, and including the effect of changes in deferred revenue and prepaid domain registration costs.  Approximately 95% of our annual expenses have historically been incurred when billed or within 30 days thereof.  We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because the exclusion of certain expenses and adding the changes in our deferred revenues and prepaid domain registration costs in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.  In particular, since approximately 80% of our premium subscriptions in 2015 were annual subscriptions, our deferred revenues have continued to grow.  Deferred revenues are not earned for accounting purposes and, accordingly, are deferred; however, we have received payment in full for each annual subscription and they are non-cancelable and non-refundable after the 14-day refund period.  As a result, our management considers the change in deferred revenues to represent the success of its efforts to sell annual premium subscriptions and a meaningful component of the overall performance of our business.  Adjusted EBITDA is a non-GAAP financial measure.

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

Number of registered users at period end

We define this metric as the total number of users, including those who have purchased premium subscriptions, who are registered with Wix.com with a unique e-mail address at the end of the period.  The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website.    We view the number of registered users at the end of a given period as a key indicator of the attractiveness and usability of our product, as well as the strength of our pipeline that can generate premium subscriptions over time.  We believe that growth in premium subscriptions will be driven significantly by our ability to add registered users to our platform and to further enhance our product and service offerings.

Number of premium subscriptions at period end

We define this metric as the total monthly and annual premium subscriptions as of the end of the period.  A single registered user can purchase multiple premium subscriptions.  Because we derive the majority of our revenues and collections from premium subscriptions, we believe that this is a key metric in understanding our growth.  The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions.  Premium subscriptions terminate due to an active decision by a registered user not to renew their subscription or due to the failure of a registered user to update his or her credit card information upon expiration or termination.  Our renewal rates demonstrate our strong value proposition to our premium subscriptions.  We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users.  We measure the retention of our premium subscriptions on a cohort basis.  Subscriptions that are terminated are replaced by new subscriptions from users from the same cohort, generally at a similar rate. As observed in our first quarter 2010 user cohort, there are more active subscriptions in such cohort at the end of 2015 than existed when the cohort was acquired 24 quarters ago. We believe this demonstrates our strong renewal rates and our ability to replace terminated subscriptions with new subscriptions from the same cohort.

A.           Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2015 and related notes and the information contained elsewhere in this annual report.  Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

Sources of Revenues

We derive the substantial majority of our revenues from monthly and annual premium subscriptions by businesses, organizations, professionals and individuals to our various premium subscriptions, which include extra bandwidth and storage, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions.

We derive a small portion of our revenues from selling third-party domain registrations.  Revenues from domain name registrations accounted for approximately 7% of revenues in 2013, approximately 8% of revenues in 2014 and approximately 7% of revenues in 2015.  We also derive a small portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any app to which our registered users subscribe and also revenues from our own self developed apps.  Revenues from our App Market accounted for an insignificant portion of revenues in 2013, 2014 and 2015. We plan to increase the number of value-added services that we offer and the associated revenues we derive from these services.

Payment and Revenue Recognition

Revenues from premium subscriptions and domain name registrations are recognized ratably over the term of the service period.  We offer new premium subscription packages for a 14-day refund period during which the registered user can cancel the subscription at any time and receive a full refund.  We classify such amounts collected from new subscriptions as customer deposits until the end of the 14-day refund period.  After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly or annually. We do not offer trial periods for domain name registrations.  Substantially all deferred revenues consist of amounts received from premium subscriptions and other selected services provided by third parties on our platform and domain registration sales that are not yet recognized as revenues.  For revenues from apps developed by third-party app developers, we account on a net basis by recognizing only the commission we retain from each sale. We do not reflect in our financial statements the portion of the gross amount billed to registered users with apps that we remit to third-party app developers.  App Market revenues which are derived from our own self developed apps are recognized on a gross basis. We recognize revenues from App Market ratably over the term of the service period, either monthly or annually. See “—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

We bill our premium subscriptions in advance through our registered users’ credit or debit cards, wires and e-wallets.  We use a billing system, which provides a portal for registered users to submit credit or debit card information for processing.  Payment occurs after the credit card information entered for the transaction passes through the validation and verification process of the billing system and third-party billing providers and processors.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
North America	54%	51%	51%
Europe	24	27	27
Latin America	11	10	9
Asia and Others	11	12	13
Total	100%	100%	100%

We expect the percentage of revenues derived from outside of North America to increase over time as we continue to further penetrate internationally.  Additional international adoption of our solutions and services is driven by our ability to offer our platform in local languages and offer local billing solutions.  When penetrating new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities.  We currently offer our platform in sixteen languages— English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish and Danish and we plan to add more languages in the future.  We have historically launched our platform in new markets without the need for local support staff.

Costs and Expenses

Cost of Revenues

Cost of revenues consists primarily of costs directly associated with the provision of services, namely, bandwidth and hosting costs for our platform, customer support software solutions and related call center costs along with domain name registration costs.  Cost of revenues also consists of personnel and the related overhead costs, including share-based compensation.  We expect cost of revenues to increase with the increase in the number of registered users but to slightly decrease as a percentage of revenues.

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

Selling and Marketing

Our primary operating expense is selling and marketing.  The significant majority of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements.  We intend to continue expanding our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. In addition, we direct a significant portion of our marketing expenses towards more traditional advertising, including radio and television commercials. Other selling and marketing expenses also consist primarily of personnel and the related overhead costs, including share-based compensation for personnel engaged in marketing, advertising and promotional activities.  Our marketing expenses also include billing costs in connection with the processing fee of our collections.  We expect our selling and marketing expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and increase our business and collections, but expect it to decrease as a percentage of collections.

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

Taxes on Income

Taxes on income consist mainly of taxes we pay or accrue due to our international activity. As of December 31, 2015, we had not yet generated taxable income in Israel.  At the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $94 million.  After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law.  Accordingly, if we generate taxable income in Israel during the benefit period, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which was 25% in 2013, 26.5% in 2014 and 2015 and will be 25% in 2016 and thereafter.  Our benefit period currently ends in 2020.  Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.  For more information about the tax benefits available to us as a Beneficiary Enterprise, see “Item 10.E. Taxation.”

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in USD thousands)
Revenues	80,473	100.0%	141,841	100.0%	203,518	100.0%
Cost of revenues	15,257	19.0	26,108	18.4	34,970	17.2
Gross profit	65,216	81.0	115,733	81.6	168,548	82.8
Operating expenses:
Research and development	29,660	36.9	57,832	40.8	77,647	38.2
Selling and marketing	53,776	66.8	97,742	68.9	120,010	59.0
General and administrative	8,307	10.3	15,803	11.1	19,526	9.6
Total operating expenses	91,743	114.0	171,377	120.8	217,183	106.8
Operating loss	(26,527)	(33.0)	(56,644)	(39.2)	(48,635)	(24.0)
Financial income (expenses), net	(603)	(0.7)	2,144	1.5	77	0.0
Other expenses	18	0.0	14	0.0	11	0.0
Loss before taxes on income	(27,148)	(33.7)	(53,514)	(37.7)	(48,569)	(24.0)
Taxes on income	1,572	2.0	3,052	2.2	2,765	1.4
Net loss	(28,720)	(35.7)%	(56,566)	(39.9)%	(51,334)	(25.4)%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenues

Revenues increased by $61.7 million, or 43%, from $141.8 million in 2014 to $203.5 million in 2015.  The substantial majority of this increase was driven by 43% growth in the number of premium subscriptions from 1,232,827 as of December 31, 2014 to 1,767,423 as of December 31, 2015. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses.

Collections increased by $70.4 million, from $171.3 million in 2014 to $241.7 million in 2015.  This increase was primarily due to an increase in premium subscriptions from 1,232,827 to 1,767,423 and an increased shift from monthly to annual subscription packages sold.

Costs and Expenses

Cost of Revenues

Cost of revenues increased by $8.9 million, or 34%, from $26.1 million in 2014 to $35.0 million in 2015.  This increase was primarily attributable to an increase of $2.6 million in payroll expenses, consisting of $2.3 million due to increased headcount from 216 to 252 and $0.3 million in share-based compensation expense.  The increase was also due to an increase of $1.5 million in bandwidth and hosting costs, an increase of $3.4 million in domain name costs and an increase of $1.4 million related to allocated overhead expenses and other costs due to expanded activities.

Research and Development

Research and development expenses increased by $19.8 million, or 34%, from $57.8 million in 2014 to $77.6 million in 2015.  This increase was primarily attributable to an increase of $15.5 million in payroll, subcontractors and consultant fees, consisting of $12.9 million due to increased headcount from 462 to 609 to support our development plans and $2.6 million in share-based compensation expense.  The increase was also due to an increase of $4.3 million related to allocated overhead expenses and other development costs due to expanded activities.

Selling and Marketing

Selling and marketing expenses increased by $22.3 million, or 23%, from $97.7 million in 2014 to $120.0 million in 2015.  This increase was primarily attributable to an increase of $13.6 million in user acquisition costs and other marketing activities from $74.0 million in 2014 to $87.6 million in 2015 due to the expansion of advertising activities for our products and services, primarily via more traditional advertising, including radio and television commercials.  It also resulted from an increase of $3.9 million in payroll expenses consisting of an increase of $3.4 million due to increased headcount from 163 to 183 and an increase of $0.5 million in share-based compensation expense, an increase of $1.7 million in processing costs of our collections and an increase of $3.1 million in related allocated overhead expenses.

General and Administrative

General and administrative expenses increased by $3.7 million, or 24%, from $15.8 million in 2014 to $19.5 million in 2015.  This increase was primarily attributable to an increase of $2.5 million in payroll expenses, consisting of $1.2 million due to increased headcount from 57 to 75, and $1.3 million in share-based compensation expense. The increase was also due to an increase of $0.8 million in legal and audit costs and an increase of $0.4 million related to allocated overhead expenses and other costs primarily associated with consulting fee and services as public company.

Financial Income (Expenses), Net

Financial income (expenses), net decreased by $2.0 million from net financial expenses of $2.1 million in 2014 to net financial income of $0.1 million in 2015.  Financial expenses in 2015 amounted to $2.2 million primarily related to $2.1 million due to exchange rate differences. Financial income in 2015 amounted to $2.3 million of which $2.1 million were in connection with the hedging transactions activity and $0.2 million in interest income.

Taxes on Income

Taxes on income decreased by $0.3 million from $3.1 million in 2014 to $2.8 million in 2015. Taxes on income for 2015 were comprised of $1.8 million in taxes in Brazil, $0.6 million in taxes in the United States and $0.4 million in taxes related to the Israeli entity.

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

Revenue Recognition

We derive most of our revenues from monthly and annual premium subscriptions.  We derive a portion of our revenues from selling third-party domain registration.  We also derive a portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any app to which our registered users subscribe and also from our own self developed apps.

We recognize revenues in accordance with ASC No. 605-10-S99, (SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”), when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenues related to services for websites and the purchase and registration of domain names are recognized ratably over the term of the service period.  Revenues related to apps developed by third-party developers or our own self developed apps are also recognized ratably over the term of the service period.  We account on a net basis for revenues related to third party apps in our App Market by recognizing the commission we retain from each sale.  The portion of the gross amount billed to registered users that is remitted by us to third-party app developers is not reflected in our consolidated statements of operations.

We typically offer new premium subscription packages for a 14-day refund period during which the registered user can cancel the subscription at any time and receive a full refund.  We consider such amounts collected from new premium subscriptions as customer deposits until the end of the 14-day refund period.  After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly or annually.  We do not offer trial periods for domain name registrations.  Deferred service revenues primarily include unearned amounts received from customers but not recognized as revenues.

Although in general, we do not grant rights of refund, there are certain instances where such refunds occur.  Since we collect most of our revenues through online credit card billing, a small portion of our registered users elect to chargeback due to disputes over the credit card statements and/or claims of false transaction, and accordingly ask for refunds.  We maintain a provision for chargebacks and refunds in accordance with ASC No. 605, “Revenue Recognition,” which we estimate based primarily on historical experience as well as management judgment and is recorded through a reduction of revenues.

A portion of our revenue transactions include multiple elements within a single contract if it is determined that multiple units of accounting exist.  Accounting Standards Update, or ASU , No. 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)”, or ASU No. 2009- 13, requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy.  The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

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

Pursuant to the guidance under ASU No. 2009-13, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy.  The selling price for a deliverable is based on its VSOE if available, third-party evidence, or TPE, if VSOE is not available, or estimated selling price, or ESP if neither VSOE nor TPE is available.  VSOE of selling price is based on the price charged when the element is sold separately.  In determining VSOE, it is required that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific services.  TPE of selling price is established by evaluating largely interchangeable competitor services in stand-alone sales to similarly situated customers.

Monthly and annual premium subscriptions and domain name registrations are sold separately and therefore the selling price (VSOE) is based on stand-alone transaction.

Share-Based Compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 “Compensation—Stock Based Compensation” , or ASC No.  718, which requires us to measure the cost of options based on the fair value of the award on the grant date.  The Company also applies ASC No. 718 and ASC No. 505-50 “Equity Based Payments to Non-Employees”, or ASC No. 505-50 with respect to options issued to non-employees consultants.

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

The total non-cash share-based compensation expense we recognized in our consolidated statement of operations was $7.1 million, $13.9 million and $18.7 million in the years ended December 31, 2013, 2014 and 2015, respectively.

Derivatives and Hedging

We account for derivatives and hedging based on ASC 815 “Derivatives and Hedging”, or ASC 815, which requires us to recognize all derivatives on the balance sheets at their fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

•	Derivative instruments designated as hedging instruments

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.  The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.  For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.  To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments, rent and other overhead vendors during the year, we had instituted a foreign currency cash flow hedging program.  We hedge portions of our forecasted salary, rent and other overhead cash flow denominated in NIS.  These option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, based on third party valuations.

•	Derivative instruments not designated as hedging instruments

In addition to the derivatives that are designated as hedges, we also enter into certain foreign exchange forward and option transactions to economically hedge a portion of our payments in NIS and certain revenue transactions in Euros, British pounds, Brazilian Real, Mexican Pesos and Japanese Yen.  Gains and losses related to such derivative instruments are recorded in financial income (expenses), net.

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

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. As of December 31, 2015, we had a net operating loss carryforward of approximately $92 million and had recorded a valuation allowance against most of our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future.

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

As of December 31, 2015, we had $39.2 million of cash and cash equivalents and $70.8 million in short-term deposits with a maturity date of less than one year. In addition, we had $3.9 million as restricted deposits of which $1.7 million related to our currency hedging transactions and the remaining balance consisted of restricted bank deposits for our leases, credit card agreements and also deposits to secure our online merchant activity with one of our billing processors.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability.  Deferred revenues consist of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales.  We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues together with our other sources of liquidity.  As of December 31, 2015, we had a working capital of $(16.0) million, which included $100.6 million of short-term deferred revenues recorded as a current liability, and we also had $4.2 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for one to 12 months for premium subscriptions and one to 36 months for domain name registration sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months. In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

We expect to spend approximately $6 - $7 million in 2016 for capital expenditures, primarily related to leasehold improvements as we expand our office space. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion.  We may also seek to invest in or acquire complementary businesses or technologies.  To the extent that existing cash, cash from operations and net proceeds from the IPO are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing.  Additional funds may not be available on favorable terms or at all.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2013	2014	2015
	(in USD thousands)
Net cash provided by (used in) operating activities	4,243	(803)	20,876
Net cash provided by (used in) investing activities	(3,840)	(60,708)	(28,668)
Net cash provided by financing activities	94,213	812	6,818

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities increased by $21.7 million in 2015 compared to 2014.  In 2014, ($0.8) million in cash was used by operating activities. Our primary source of cash from operating activities has been cash collections from our premium subscriptions.  Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services.  We expect cash inflows from operating activities to be affected by increases in sales and the timing of collections.  We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2015, operating activities provided by $20.9 million in cash, primarily resulting from increases in short and long term deferred revenue balance due to increase in collection from our premium subscriptions and $25 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation, amortization and tax benefits related to the exercise of share options. These were offset primarily by our net loss of $51.3 million, a $5.4 million increase in trade receivable and $2.6 million related to increase in prepaid expenses and other current and long term assets. These changes were offset by a $7.5 million increase in trade payable as a result of growth in our business and an increase of $8.9 million in accrued expenses and other current liabilities.

For the year ended December 31, 2014, operating activities used $0.8 million in cash, primarily resulting from our net loss of $56.6 million, which included $17.5 million of non-cash charges related primarily to share-based compensation expenses, depreciation, amortization and tax benefits related to the exercise of share options.  Our net loss (after adjusting for non-cash items) was offset primarily by a net change of $38.3 million in our operating assets and liabilities, which was primarily the result of an increase of $29.7 million in deferred revenues due to an increase in collections from our premium subscriptions, an $14.4 million increase in payroll accruals and other liabilities primarily due to trade payables and others, $1.0 million related to accrued interest and exchange rate on short term and long term deposits and $0.1 million in change in deferred income taxes. These changes were offset by a $6.5 million increase in prepaid expenses and other current and long term assets, an increase of $0.4 million in trade receivables as a result of growth in our business.

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

Cash Provided by (Used in) Investing Activities

Cash used in investing activities was $28.7 million, $60.7 million and $3.8 million in 2015, 2014 and 2013, respectively.  Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for the acquisition of the share capital of Appixia Ltd. and OpenRest Ltd. and other intangible assets.

Cash Provided by Financing Activities

Our financing activities have primarily consisted of proceeds from the issuance and sale of our securities and proceeds from the exercise of share options. In 2015, financing activities provided $6.8 million, the result of proceeds from the exercise of shares options.  In 2014, financing activities provided $0.8 million, primary the result of proceeds from the exercise of share options.  In 2013, financing activities provided $94.2 million, which included $93.7 million of net IPO proceeds and $0.5 million from the proceeds from the exercise of share options.  In July 2013, we utilized $5.0 million of our revolving credit facility, which we repaid in full following the completion of the IPO in November 2013.

C.           Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania and Germany and contractors, either directly or through a third-party service organization, engaged in research and development activities for us in Ukraine.  Our research and development department is comprised of 609 employees and contractors.  In 2015, research and development costs accounted for approximately 38.2% of our total revenues.

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

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.           Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements.  In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.           Contractual Obligations

Our significant operating lease contractual obligations as of December 31, 2015 are summarized in the following table:

	Payments Due by Period(1)
	Total	2016	2017	2018	2019	2020	2021
	(in USD thousands)
Operating lease obligations(2)	22,772	6,251	5,320	3,883	3,466	3,410	442
Uncertain tax obligations (3)	1,098	-	-	-	-	-	-
Total	23,870	6,251	5,320	3,883	3,466	3,410	422
____________
(1)	Does not include short-term obligations that accrue monthly and are payable to third-party distributors and Internet search providers.
(2)
Consists of future lease payments for our rented office facilities located in Tel Aviv, Haifa and Beer-Sheva, Israel; New York, New York; San Francisco, California; Miami, Florida; Vilnius, Lithuania; Berlin, Germany; and Sao Paolo, Brazil.  It also includes future lease payments for leased motor vehicles.

(3)
Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 9(i) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of February 29, 2016:

Name	Age	Position
Executive Officers
Avishai Abrahami	44	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Giora Kaplan	45	Co-founder, Chief Technology Officer and Director
Lior Shemesh	46	Chief Financial Officer
Nir Zohar	38	President and Chief Operating Officer
Omer Shai	38	Chief Marketing Officer
Yaniv Even-Haim	41	Vice President of Research and Development
Directors
Mark Tluszcz(4)	49	Chairman of the Board
Norbert Becker(1)(2)(4)(5)	62	Director
Yuval Cohen(4)	53	Director
Ron Gutler(1)(2)(3)(4)(5)(6)	58	Director
Adam Fisher(4)	40	Director
Erika Rottenberg(1)(2)(3)(4)	53	Director
Roy Saar(3)(4)	45	Director
____________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Independent director under the rules of NASDAQ
(5)	External director under the Companies Law
(6)	Lead independent director

Executive Officers

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our Board from November 2013 until February 2016, at which time he was appointed Honorary Chairman.  From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

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

Directors

Mark Tluszcz has served as the Chairman of our board of directors since February 2016, as a member of our board of directors since June 2010 and as our lead independent director from October 2013 until February 2016.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg.  Mr. Tluszcz currently serves on the board of directors of FreedomPop, JobToday and Galencium.  Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Norbert Becker has served as a member of our board of directors since October 2014 and serves as an external director under the Companies Law.  Mr. Becker serves on the board and committees of a number of private companies in the financial services industry, including as a director and a member of the audit and remuneration committee of Paypal Europe since 2008.  From 2005 until 2011, Mr. Becker served as a director, chairman of the audit committee, and a member of the remuneration committee of Skype S.à.r.l.  In 2007, Mr. Becker was one of the co-founders of Compagnie de banque Privée, a private bank incorporated in Luxembourg and serves as Chairman.  Prior to that, Mr. Becker held various senior executive positions in Andersen Worldwide and Ernst & Young Global and was appointed Global Chief Financial Officer of Ernst & Young.  Mr. Becker is involved with a number of international private equity firms, such as Edmond de Rothschild Group.  Mr. Becker also served on the board of BIP Investment Partners, a public investment firm based in Luxembourg.  He is the managing director of Intesa Sanpaolo Holdings International S.A., which is wholly owned by Intesa Sanpaolo, Mr. Becker is the Chairman of Lombard International Assurance S.A and he is the founding partner and Chairman of Atoz, a tax advisory firm.  Mr. Becker earned a doctor honoris causa degree from Sacred Heart University, Fairfield, Connecticut and is a Trustee of the University.

Yuval Cohen has served as a member of our board of directors since August 2013.  Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing approximately $1 billion that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund.  Mr. Cohen currently serves as the Chairman of the Board of Directors of Kornit Digital Ltd. as well as a director of several privately held portfolio companies of Fortissimo Capital.  Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

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

Ron Gutler has served as a member of our board of directors since July 2013, as our lead independent director since February 2016 and as an external director under the Companies Law.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance.  Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company.  Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank.  He also established and headed the Israeli office of Bankers Trust.  Mr. Gutler is currently a director of CyberArk Software Ltd., Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and CyberArk Software Ltd., an Israeli information security company traded on NASDAQ, and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group.  Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Erika Rottenberg has served as a member of our board of directors since October 2014.  Ms. Rottenberg has served as General Counsel of several public companies, and most recently, from July 2008 until September 2014, Ms. Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet.  Prior to LinkedIn, Ms.  Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008. Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company.  Ms.  Rottenberg began her legal career at the Silicon Valley-based law firm of Cooley LLP where she practiced corporate and employment law.  Ms.  Rottenberg serves on advisory boards of private companies, and the boards of directors of the Girl Scouts of Northern California, the Center for Democracy and Technology (CDT) and the Silicon Valley Law Foundation.  She holds a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

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

B.           Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $8.5 million for the year ended December 31, 2015.  This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers.  This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The share-based compensation for the year ended December 31, 2015 recorded in our financial statement due to options and RSUs granted to our directors and executive officers as a group related to (i) options to purchase 3,325,894 shares with exercise prices ranging from $0.00 to $20.69 and (ii) 122,834 RSUs.  The expiration date of such options is ten years after their date of grant.

Following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2015, or the Covered Executives (in thousands of U.S dollars). All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2015.

Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2015 of $339 in salary expenses and $95 in social benefit costs.

Mr. Giora Kaplan, Chief Technology Officer and Director. Compensation expenses recorded in 2015 of $339 in salary expenses and $86 in social benefit costs.

Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2015 of $313 in salary expenses and $71 in social benefit costs.

Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2015 of $316 in salary expenses and $57 in social benefit costs.

Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2015 of $305 in salary expenses and $69 in social benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the company’s executive compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined 2015 performance parameters set by the Compensation Committee and the Board of Directors.  The 2015 cash bonus expenses for Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai, as provided for in our 2015 financial statements (but paid during 2016), were $100,000 each. The cash compensation amounts were denominated in U.S. Dollars and were paid in Israeli Shekels at the exchange rate applicable on the date of payment.

From time to time, we grant options, RSUs and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item 6.C. “– Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2015, we granted our directors and executive officers options to purchase an aggregate of 776,500 shares and 153,835 RSUs under our equity incentive plans.  The exercise price of these options is $19.8, and their expiration date is 10 years from the date of grant or 90 days after the termination of the engagement with the company, whichever is earlier.  All such equity grants are subject to a vesting schedule over a four-year period, and the equity grants to our Chief Executive Officer and Chief Technology Officer were also subject to predetermined Company performance criteria set by the company’s Compensation Committee and Board of Directors.  We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2015 for the above 2015 options and RSU grants to Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai, of $461,000, $144,000, $276,000, $255,000 and $213,000, respectively.  Those amounts will continue to be expensed in our financial statements during the years 2016-2018 on account of the 2015 grants. Assumptions and key variables used in the calculation of such amounts are described in Note 8 to our audited consolidated financial statements included in Item 18 of this Annual Report.  All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer and Chief Technology Officer, also by the company’s shareholders in accordance with the Companies Law.

As of February 29, 2016, 12,717,430 ordinary shares are subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 6,367,360 ordinary shares issuable under currently exercisable share options.  As of February 29, 2016, 2,622,741 shares remained available for future grant under our share incentive plans.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment or consulting agreements with all of our executive officers.  Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions.  The non-competition provision applies for a period that is generally 12 months following termination of employment.  The enforceability of covenants not to compete in Israel and the United States is subject to limitations.  The engagements with our executive officers are not limited in time and can be terminated subject to applicable laws. In the event of such termination, we are required to provide one to three months’ notice prior to termination, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

2007 Share Option Plan

Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and October 27, 2011, or the 2007 plan.  The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants.  As of December 31, 2015, options to purchase 7,760,548 ordinary shares were outstanding under the 2007 plan.  The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

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

If we are party to a merger or consolidation, outstanding options and shares acquired under the 2007 plan will be subject to the agreement of merger or consolidation, which will provide for one or more of the following: (i) the continuation of such options by us, (ii) the assumption of such options by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of new options, (iv) the cancellation of such options in exchange for payment equaling the market value of the shares subject to the option less the exercise price, or (v) full exercisability of the option and full vesting of the shares subject to the option.

2013 Incentive Compensation Plan

We adopted our 2013 Incentive Compensation Plan, or the 2013 plan, which went into effect on October 15, 2013.  The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and to any other person whose services are considered valuable to us or any of our affiliates.  As of December 31, 2015, options to purchase 2,977,728 of our ordinary shares and 732,634 RSUs were outstanding under the 2013 plan.

In 2015, under the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 776,500 of our ordinary shares at a weighted average exercise price of $19.815 per share and 153,835 RSUs.

As of December 31, 2015, the number of shares that we may issue under the 2013 plan is 1,911,906 ordinary shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 7,500,000 shares.  Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or regrant, respectively, under the 2013 plan.  The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital.  On January 1, 2016, the number of ordinary shares reserved for the 2013 plan increased by 2,013,642.  The total number of ordinary shares reserved under the 2013 plan as of February 29, 2016 was 2,622,741.

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

Share options granted to Israeli employees under the 2013 plan may be granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance.  Any options granted pursuant to such provision will be issued to a trustee and be held by the trustee for at least two years from the date of grant of the options.  Any share options granted under the 2013 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options, or nonqualified stock options, as determined by our compensation committee and stated in the option agreement.

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

The following is information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of February 29, 2016:

Our Co-Founder, Chief Executive Officer and Director, Mr. Avishai Abrahami, previously received four grants of options to purchase 816,510, 612,384, 240,000 and 240,000 ordinary shares, at an exercise price of $0.33, $0.003, $19.815 and $21.03, respectively, which options will expire if not exercised by December 31, 2020, July 28, 2023, February 10, 2025 and February 9, 2026, respectively.

Our Co-Founder, Chief Technology Officer and Director, Mr. Giora Kaplan, previously received four grants of options to purchase 680,424, 510,318, 75,000 and 75,000 ordinary shares, at an exercise price of $0.33, $0.003, $19.815 and $21.03, respectively, which options will expire if not exercised by December 31, 2020, July 11, 2023, February 10, 2025 and February 9, 2026, respectively.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees, full time Israeli consultants, and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receives on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full time consultants the right to purchase our ordinary shares under the ESPP.  The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares.  On January 1, 2016, the number of ordinary shares reserved for the ESPP increased by 402,728.  The total ordinary shares reserved under the ESPP as of February 29, 2016 was 880,909. At March 1, 2016, 164,436 ordinary shares were issued under the ESPP for the 6 months period from September 1, 2015 through February 29, 2016.

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

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see “—External Directors”) are divided into three classes with staggered three-year terms.  Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors).  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2015 and after, each year the term of office of only one class of directors will expire.  Our directors are divided among the three classes as follows:

•	the Class I directors are Erika Rottenberg and Adam Fisher, and their terms expire at our annual meeting of shareholders to be held in 2017;

•	the Class II directors are Yuval Cohen and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2018; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2016.

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

Our Co-founder, Chief Executive Officer and Director, Avishai Abrahami, our Co-founder and Vice President of Client Development, Nadav Abrahami, and our Chief Architect of Research and Development, Yoav Abrahami, are brothers. In addition, our President and Chief Operating Officer, Nir Zohar, is married to the manager of our Design Studio team in our Tel Aviv office, Hagit Zohar. Other than the relationships noted above, there are no family relationships among any of our directors or executive officers.

Chairman of the Board and Board Leadership Structure

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

The board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The board of directors believes that, given the dynamic and competitive environment in which we operate, the optimal board leadership structure may vary as circumstances warrant.

At present, the board has chosen to separate the two roles of Chief Executive Officer and Chairman of the Board, as our current leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis. Effective as of February 9, 2016, our board of directors appointed Mark Tluszcz to serve as non-executive chairman of the board of directors and Ron Gutler was appointed to replace Mark Tluszcz as lead independent director.

Nevertheless, the board of directors recognizes that it is important to retain the organizational flexibility to determine whether the roles of the Chairman of the Board and Chief Executive Officer should be separated or combined in one individual. The board periodically evaluates whether the board leadership structure should be changed in light of specific circumstances applicable to us.

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

Companies Law Requirements

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

Compensation Committee Role

Our compensation committee consists of Ron Gutler, Norbert Becker and Erika Rottenberg.  Ron Gutler serves as the Chair of the compensation committee.  Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with NASDAQ rules and the Companies Law, which include:

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

New Israeli Regulations

On March 30, 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burden to which Israeli companies publicly-traded on NASDAQ, such as Wix, are subject to.

Generally, pursuant to the new regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) will be able to elect not to appoint External Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above under the headings “—External Directors”, “—Audit Committee” and “—Compensation Committee”); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

Accordingly, Wix will be eligible to benefit from the relief provided by the new amended Israeli regulations.

We are currently evaluating the effect the new regulations will have on our Board of Directors and Board committees.  At this time, we do not expect any changes to the composition of the Audit Committee and Compensation Committee and we expect that our two External Directors (Norbert Becker and Ron Gutler) will transition in due course to become regular independent directors, with appropriate adjustments to the composition of the Board’s three director classes (in which the two External Directors are not currently included).

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

Pursuant to the Companies Law, compensation arrangements such as insurance, indemnification or exculpation arrangements with office holders who are not the Chief Executive Officer or a director require compensation committee approval and subsequent approval by the board of directors.  Compensation arrangements shall be in accordance with the executive compensation policy of the company.  In special circumstances, the compensation committee and the board of directors may approve compensation arrangements that are not in compliance with the compensation policy of the company, subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed two percent of the company’s aggregate voting rights, or the Special Majority Vote for Compensation.  In the event that the Special Majority Vote for Compensation is not obtained, the compensation committee and the board of directors may reconsider the compensation arrangement and approve it, after a detailed review.

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

D.           Employees

As of December 31, 2015, we had 1,067 employees, 888 of whom were based in Israel, 133 of whom were based in the United States, 42 of whom were based in the Lithuania, 2 of whom were based in Brazil and 2 were based in Germany.  Of our employees, 976 work full-time and 143 work part-time.  As of December 31, 2015, we also engaged the services of 52 contractors in Ukraine either directly or through a third-party service organization.  The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2013	2014	2015
Department
General and administration	44	57	75
Marketing	86	163	183
Research and development	302	462	609
Support and call center	152	216	252
Total	584	898	1,119

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

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2016 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership.  The percentage of shares beneficially owned is based on 40,324,883 ordinary shares outstanding as of February 29, 2016.  We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 29, 2016 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of February 29, 2016 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami(1)	1,435,825	3.5%
Giora Kaplan(2)	876,969	2.1%
Lior Shemesh(3)	68,135	*
Nir Zohar(4)	348,184	*
Omer Shai(5)	191,730	*
Yaniv Even-Haim(6)	107,288	*
Norbert Becker(7)	27,612	*
Mark Tluszcz (8)	8,280,010	20.5%
Yuval Cohen(7)	50,598	*
Adam Fisher(10)	186,111	*
Ron Gutler(7)	35,598	*
Erika Rottenberg(7)	24,544	*
Roy Saar(9)	293,359	*

All executive officers and directors as a group (13 persons)
Principal Shareholders
Entities affiliated with Mangrove Capital Partners(11)	8,280,010	20.5%
Entities affiliated with Bessemer Venture Partners(12)	3,858,006	9.6%
FMR LLC(13)	3,841,913	9.5%
T. Rowe Price Associates Inc. (14)	3,687,547	9.1%
Entities affiliated with Steadfast Capital Management (15)	2,575,926	6.4%

__________
*	Less than 1%.
(1)	Shares beneficially owned consist of 346,891 shares and outstanding options to purchase 1,088,934 shares that are exercisable within 60 days of February 29, 2016.
(2)	Shares beneficially owned consist of 229,900 shares and outstanding options to purchase 647,069 shares that are exercisable within 60 days of February 29, 2016.
(3)	Shares beneficially owned consist of 6,458 shares and outstanding options to purchase 61,677 shares that are exercisable within 60 days of February 29, 2016.
(4)	Shares beneficially owned consist of 7,000 shares and outstanding options to purchase 341,184 shares that are exercisable within 60 days of February 29, 2016.
(5)	Shares beneficially owned consist of 5,416 shares and outstanding options to purchase 186,314 shares that are exercisable within 60 days of February 29, 2016.
(6)	Shares beneficially owned consist of 4,166 shares and outstanding options to purchase 103,122 shares that are exercisable within 60 days of February 29, 2016.
(7)	Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2016.
(8)
Shares beneficially owned consist of options to purchase 46,020 shares that are exercisable within 60 days of February 29, 2016 and 8,233,990 shares beneficially owned by entities affiliated with Mangrove and over which Mr. Tluszcz may be deemed to share voting and dispositive power. See note (11) below.

(9)	Shares beneficially owned consist of 168,375 shares and options to purchase 124,984 shares that are exercisable within 60 days of February 29, 2016.
(10)	Shares beneficially owned consist solely of ordinary shares.
(11)
Based on a Schedule 13G/A filed by Mangrove II Investments Sarl on  March 11, 2015 and other information available to us, shares beneficially owned consists of 8,110,689  shares held by Mangrove II Investments Sarl, 46,020  options to purchase shares held by Mangrove II Investments Sarl exercisable within 60 days of  February 29, 2016, and 123,301 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Willibrord Ehses and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg. Mangrove Partners SCSp is managed by Mangrove Founders Sarl, a company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove Partners SCSp are Hans-Jurgen Schmitz and Willigrord Ehses.

(12)
Based on a Schedule 13G/A filed by Deer VII & Co. Ltd., Deer VII LP, Bessemer Venture Partners VII L.P., Bessemer Venture Partners VII Institutional L.P., B.V.P. Israel Investors Limited and Deer Management Co. LLC on February 16, 2016 and other information available to us, includes 3,278,311 shares held by Bessemer Venture Partners VII L.P. and 533,676 shares held by Bessemer Venture Partners VII Institutional L.P. (together, the “BVP Funds”). It also consists of 42,941 shares which B.V.P. Israel Investors Limited has a right to receive within 60 days of February 12, 2016 by virtue of holding 19,085 vested options and 23,856 vested RSUs. Deer VII & Co. L.P. is the general partner of the BVP Funds. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P., Deer Management Co. LLC is the sole owner of B.V.P. Israel Investors Limited. Investment decisions for B.V.P. Israel Investors Limited and Deer Management Co. LLC are made by certain individuals who are partners of Deer VII LP, acting as an investment committee. The address for the BVP Funds entities is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538. The address for B.V.P. Israel Investors Limited is 11 HaSadnaot Street, PO Box 12682, Herzliya Pituach, Israel 46733..

(13)
This information is based upon a Schedule 13G/A filed by FMR LLC (“FMR”), with the SEC on February 12, 2016. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G/A, FMR has sole voting power over 366,442 shares and sole dispositive power over 3,841,913 shares.  Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(14)
This information is based upon a Schedule 13G filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and T. Rowe Price New Horizons Fund, Inc. (“T. Rowe Price New Horizons”) with the SEC on February 11, 2016. Shares beneficially owned consist of 3,687,547 shares held by T. Rowe Price New Horizons and T. Rowe Price, both of which are companies incorporated and organized under the laws of the state of Maryland, United States. T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and an Investment Company registered under Section 8 of the Investment Company Act of 1940. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

(15)
This information is based upon a Schedule 13G/A filed by Robert S. Pitts, Jr., Steadfast Capital Management LP (“Steadfast Management”), Steadfast Advisors LP (“Steadfast Advisors”), Steadfast Capital, L.P. (“Steadfast Capital”), American Steadfast, L.P. (“American Steadfast”), and Steadfast International Master Fund Ltd. (the “Offshore Fund”) (collectively, the “Steadfast Affiliates”) with the SEC on February 16, 2016. Mr. Pitts (beneficial owner of 2,575,926 ordinary shares) is the managing member of Steadfast Management (beneficial owner of 2,472,166 ordinary shares) and Steadfast Advisors (beneficial owner of 103,760 ordinary shares). Steadfast Advisors has the power to vote and dispose of the securities held by Steadfast Capital (beneficial owner of 103,760 ordinary shares). Steadfast Management has the power to vote and dispose of the securities held by American Steadfast (beneficial owner of 928,730 ordinary shares) and the Offshore Fund (beneficial owner of 1,543,436 ordinary shares). The Offshore Fund lists its address as c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108. The other Steadfast Affiliates list their address as 450 Park Avenue, 20th Floor, New York, New York 10022.

Registered Holders

As of February 29, 2016, we had 10 holders of record of our ordinary shares in the United States including Cede & Co., the nominee of The Depository Trust Company.  These shareholders held in the aggregate 30,982,268, representing 77% of the 40,324,883 outstanding ordinary shares as of February 29, 2016.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights

Our shareholders’ agreement entitles certain of our shareholders to registration rights.  In accordance with this agreement, and subject to conditions listed below, entities which are entitled to registration rights include the company’s founders and the entities affiliated with each of Bessemer Venture Partners, and Mangrove Capital Partners

Form F-1 Demand Rights

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

Options

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors.  Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions.  We describe our option plans under “Item 6.B. Directors, Senior Management and Employees—Compensation—2007 Share Option Plan” and “Item 6.B. Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan” If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest.  Upon the consummation of a merger or acquisition transaction, an executive officer’s remaining unvested options will vest either on a monthly basis, with the first installment vesting one month after the closing of the transaction, or over the remaining vesting period, whichever is shorter.  If an executive officer’s employment is terminated within a certain period following a merger or acquisition transaction, his or her unvested options will vest immediately, subject to other certain conditions.

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

Family Relationships

See Item 6.C. “– Board Practices.”

C.           Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

Legal Proceedings

U.S. Voluntary Regulatory Disclosure

In May 2013, we made voluntary self-disclosures to the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and U.S. Commerce Department’s Bureau of Industry and Security, or BIS.  The disclosures related to our determination made during the course of an internal review in early 2013 that we had 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with geographic internet protocols, or GEOIP, addresses in Cuba, Iran, North Korea, North Sudan or Syria, or U.S. Sanctioned Countries, or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries.  As part of a subsequent internal review, we also determined that we had 32,600 registered users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries.  See “Item 3.D.Risk Factors – We are subject to trade and economic and export sanctions laws that may govern or restrict our business and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws.”

We noted in our voluntary self-disclosure that we intend to seek an interpretation regarding whether the provision of our services falls within a general license issued by OFAC that authorizes the export to certain U.S. Sanctioned Countries of software and services incident to the exchange of personal communications over the Internet, such as instant messaging, chat and email, social networking, sharing of photos and movies, web browsing, and blogging, provided that such services are publicly available at no cost to the registered user.  OFAC subsequently issued a new general license that expanded the range of free and fee-based services that could be provided to persons in Iran, however, the interpretation continued to prohibit webhosting for “commercial endeavors.” In light of our inability to know whether our registered users’ websites are for personal or commercial purposes, we have decided at this time not to seek any further interpretation from OFAC.  We have terminated the registered users and the premium subscriptions that may have been from a U.S. Sanctioned Country and have blocked the ability of new users—with or without a premium subscription—that have a GEOIP address in a U.S. Sanctioned Country to access our cloud-based software or services.

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

Israeli Voluntary Regulatory Disclosure

In September 2013, we voluntarily approached the Israeli Ministry of Finance and asked for its formal position regarding the applicability of The Israeli Trading with the Enemy Ordinance—1939, or the Ordinance , to the type of services that we provide.  The Ordinance prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries.  The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria, or Israeli Sanctioned Countries.  The Ordinance was enacted in 1939 and does not expressly address online services.  We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services that we provide.

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

Lebanon is the only Israeli Sanctioned Country that is not also a U.S. Sanctioned Country.  We have ceased providing services to users with a GEOIP address in a U.S. Sanctioned Country.  The number of registered users and premium subscribers that we have in Lebanon is not material to our business, however, if we stop providing services in Lebanon, it may decrease the number of our current and future subscribers from other countries, particularly in the Middle East, who may cease using our services in protest to us blocking accounts in Israeli Sanctioned Countries.

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

B.           Significant Changes

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.           Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013.  Prior to that date, there was no public trading market for our ordinary shares.  Our IPO was priced at $16.50 per share on November 5, 2013.  The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
Annual:	(in USD)
2015	16.72	28.63
2014	14.28	32.69
2013 (beginning November 6, 2013)	16.19	28.89
Quarterly:
First Quarter 2016	14.79	23.25
Fourth Quarter 2015	16.72	25.56
Third Quarter 2015	17.02	28.63
Second Quarter 2015	18.64	25.82
First Quarter 2015	17.01	21.75
Fourth Quarter 2014	16.00	22.50
Third Quarter 2014	15.60	20.50
Second Quarter 2014	14.28	23.83
First Quarter 2014	19.91	32.69

Most Recent Six Months:
March 2016	19.02	20.86
February 2016	14.79	20.70
January 2016	18.95	23.25
December 2015	22.05	25.56
November 2015	21.56	24.95
October 2015	16.72	22.72

As of April 11, 2016, the last reported sale price of our ordinary shares on NASDAQ was $20.93 per share. As of February 29, 2016, we had 10 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.          ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 40,324,883 shares are issued and outstanding as of February 29, 2016.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.	Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location in This Annual Report
2013 Incentive Compensation Plan	“ITEM 6.B Directors, Senior Management and Employees – Compensation – 2013 Incentive Compensation Plan.”
2007 Share Option Plan	“ITEM 6.B Directors, Senior Management and Employees – Compensation – 2007 Share Option Plan.”
Amended and Restated Shareholders Agreement	“ITEM 7.B Major Shareholders and Related Party Transactions – Related Party Transactions – Registration Rights.”
Compensation Policies	“ITEM 6.C Directors, Senior Management and Employees – Board Practices – Compensation Policies under the Companies Law.”
Wix.com Ltd. 2013 Employee Stock Purchase Plan	“ITEM 6.B Directors, Senior Management and Employees – Compensation – Employee Stock Purchase Plan.”
Form of Indemnification Agreement	“ITEM 6.C – Directors, Senior Management and Employees – Board Practices – Exculpation, Insurance and Indemnification of Office Holders.”
Hostway Managed Service Agreement, by and between Hostway Services, Inc. and the Company, dated September 1, 2013; Addendum No. 2 to Hostway Managed Service Agreement, dated November 1, 2014
“ITEM 3.D. – Risk Factors – Risks Related to Our Business and Our Industry – Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, and failure to protect against cyber-attacks, could adversely affect our business.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax.  In 2013, the corporate tax rate was 25% of their taxable income, in 2014 and 2015, the corporate tax rate increased to 26.5% of their taxable income, and beginning January 1, 2016 the corporate tax rate was reduced to 25%.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less.  Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

The Investment Law was significantly amended effective January 1, 2011, or the 2011 Amendment.  The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.  However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply.

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

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above. As of December 31, 2015 we did not utilize any of the benefits for which we were eligible under the Investment Law.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law.  These transitional provisions provide, among other things, that: (i) unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, the terms and benefits included in any certificate of approval that was granted to a company owns an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions, the 25% tax rate applied to income derived by an Approved Enterprise during the benefits period will be replaced with the regular corporate income tax rate (25% as of 2013, 26.5% as of 2014 and 2015 and 25% as of 2016 and thereafter); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.  A Beneficiary Company may elect to file a notice (written on a specific form) in order to apply the benefits of 2011 Amendments to it pursuant to Sections 131 and 132 of the Income Tax Ordinance (New Version) 5721-1961, referred to herein as the Tax Ordinance (i.e. until May 31 of each year), and such benefits shall apply on the tax year subsequent to the year in which such notice was filed.

Currently, we have yet to decide whether to apply the benefits of the 2011 Amendment to us.  There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future or that we will be entitled to any additional benefits thereunder.

Tax Benefits for Research and Development

Under Israeli tax law, expenditures, including capital expenditures, relating to scientific research and development projects carried out by or on behalf of the company for its progression, and have been approved by the relevant Israeli Government ministry governing the applicable field of research, can be tax deducted in the year incurred, subject to certain conditions. Expenditures which have not been approved, are deductible over a three-year period. Funds received through government grants for the finance of such scientific research and development projects, shall be reduced from any deductible expenses.

Special Provisions Relating to Taxation under Inflationary Conditions

Commencing in taxable year 2014, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2014, results for tax purposes are measured in terms of earnings in dollar.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident , is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

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

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof.  All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.  There can be no assurances that the U.S. Internal Revenue Service, or the IRS , will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.  Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

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

Based on the composition of our income and the composition and estimated fair market value of our assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2015.  However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the year.  Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years.  There can be no assurance that we will not be considered a PFIC for any taxable year.  Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC.  If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.  Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

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

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC.  As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file with the SEC reports on Form 6-K containing quarterly unaudited financial information.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2015, approximately 71% of our revenues were denominated in U.S. dollars and approximately 29% in other currencies, primarily in Euros, British Pounds and Brazilian Reals.  In addition, in 2015, approximately 61% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 37% in New Israeli Shekels.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

Our primary processing provider converts payments collected from by our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payment are not received in dollars this does not overall reduce our exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2015	8.6
2014	(0.9)
2013	(6.4)
2012	7.8

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period.  Negative figures represent depreciation of the U.S. dollar compared to the NIS.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net loss by approximately $9 million in 2015.

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

Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar.  Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods.  As of December 31, 2015, we had $86 million of cash and cash equivalents and restricted deposits denominated in U.S. dollars and $27 million denominated in other currencies, primarily NIS, EURO, British Pounds and the Brazilian Real.

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

As a result, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $ 16.50, resulting in net proceeds to us of approximately $93.6 million.

From the effective date of the registration statement and until December 31, 2015, we have used existing cash and the net proceeds of the IPO for working capital and other general corporate purposes.  We may also use all or a portion of the net proceeds to hire additional personnel for our research and development and support and call center functions, and to increase our selling and marketing expenses focused on user acquisition.  We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.          CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the Jumpstart Our Business Startups Act, or JOBS Act, provides an exemption from such requirement as we qualify as an emerging growth company.

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

Item 16B.       CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to its executive officers, directors and all other employees.  A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department.  Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver through the filing of a Form 6-K or on our website.  We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We granted no waivers under our code of ethics in 2015.

Item 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2015 and 2014:

	2014	2015
	(in USD thousands)
Audit Fees	416	419
Audit-Related Fees	42	75
Tax Fees	87	45
Total	545	539

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

Distribution of Annual and Interim Reports. Unlike NASDAQ Listing Rule 5250(d), which requires listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website).

Item 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.          FINANCIAL STATEMENTS

Not applicable.

Item 18.          FINANCIAL STATEMENTS

See pages F-2 through F-40 of this annual report.

Item 19.          EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wix.com Ltd.
	By:	/s/ AVISHAI ABRAHAMI
Date: April 12, 2016		Avishai Abrahami
Co-Founder, Chief Executive Officer and Director

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report Form 20-F for the year ended December 31, 2013)
4.1
Amended and Restated Shareholders Agreement dated October 22, 2013, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)
4.3	Wixpress Ltd. 2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.4	Wix.com Ltd. 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.5
Hostway Managed Service Agreement, by and between Hostway Services, Inc. and the Registrant, dated September 1, 2013 (incorporated by reference by Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508) *

4.6
Addendum 2 to Hostway Managed Services Agreement, by and between Hostway Services, Inc., the Registrant and Wix.com Inc., dated as of November 1, 2014 (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on March 31, 2015)*

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

*
Portions of this exhibit were omitted and a complete copy of each agreement has been provided separately to the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

WIX.COM LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD.

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. (the "Company") and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 12, 2016	A Member of Ernst & Young Global

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,200	$39,226
Short-term deposits	45,811	70,773
Restricted deposit	5,909	3,851
Trade receivables	1,050	6,461
Prepaid expenses and other current assets	10,155	11,989

Total current assets	103,125	132,300

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	1,882	2,200
Property and equipment, net	7,205	8,734
Intangible assets, net	4,474	4,463
Goodwill	1,736	1,736

Total long-term assets	15,297	17,133

TOTAL ASSETS	$118,422	$149,433

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2015

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$4,611	$12,280
Employees and payroll accruals	13,645	15,210
Deferred revenues	64,058	100,561
Accrued expenses and other current liabilities	14,186	20,281

Total current liabilities	96,500	148,332
LONG-TERM LIABILITIES:
Long-term deferred revenues	2,540	4,206
Long-term deferred tax liabilities	732	625
Other long term liabilities	-	75

Total long-term liabilities	3,272	4,906

TOTAL LIABILITIES	99,772	153,238

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value – Authorized: 500,000,000 shares at December 31, 2014 and 2015; Issued and outstanding: 38,419,193 and 40,272,846 shares at December 31, 2014 and 2015, respectively;	63	64
Additional paid-in capital, net	166,615	192,791
Other comprehensive loss	(2,950)	(248)
Accumulated deficit	(145,078)	(196,412)

Total shareholders' equity (deficiency)	18,650	(3,805)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$118,422	$149,433

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Revenues	$80,473	$141,841	$203,518
Cost of revenues	15,257	26,108	34,970

Gross profit	65,216	115,733	168,548

Operating expenses:

Research and development	29,660	57,832	77,647
Selling and marketing	53,776	97,742	120,010
General and administrative	8,307	15,803	19,526

Total operating expenses	91,743	171,377	217,183

Operating loss	(26,527)	(55,644)	(48,635)
Financial income (expenses), net	(603)	2,144	77
Other expenses	18	14	11

Loss before taxes on income	(27,148)	(53,514)	(48,569)
Taxes on income	1,572	3,052	2,765

Net loss	$(28,720)	$(56,566)	$(51,334)

Basic and diluted net loss per ordinary share	$(3.33)	$(1.49)	$(1.30)

Other comprehensive loss

Foreign currency translation differences	(296)	(87)	-
Unrealized gains (loss) on foreign currency cash flow hedge	33	(2,600)	2,702

Other comprehensive loss for the period	(263)	(2,687)	2,702

Total comprehensive loss	$(28,983)	$(59,253)	$(48,632)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in capital	Other comprehensive loss	Accumulated deficit	Total Shareholders' equity (deficiency)

	Shares	Amount	Shares	Amount

Balance as of January 1, 2013	6,926,403	18	7,703,182	21	49,182	-	(59,792)	(10,571)

Conversion of preferred shares	23,109,546	21	(7,703,182)	(21)	-	-	-	-
Issuance of ordinary shares in IPO, net	6,325,786	18	-	-	93,546	-	-	93,564
Exercise of options	1,131,482	3	-	-	516	-	-	519
Tax benefit related to exercise of share options	-	-	-	-	440	-	-	440
Share-based compensation expenses	-	-	-	-	7,054	-	-	7,054
Share-based compensation expenses related to warrants granted in connection with credit line	-	-	-	-	273	-	-	273
Other comprehensive loss	-	-	-	-	-	(263)	-	(263)
Net loss	-	-	-	-	-	-	(28,720)	(28,720)

Balance as of December 31, 2013	37,493,217	$60	-	$-	$151,011	$(263)	$(88,512)	$62,296

Exercise of options and warrants	925,976	3	-	-	939	-	-	942
Tax benefit related to exercise of share options	-	-	-	-	728	-	-	728
Share-based compensation expenses	-	-	-	-	13,937	-	-	13,937
Other comprehensive loss	-	-	-	-	-	(2,687)	-	(2,687)
Net loss	-	-	-	-	-	-	(56,566)	(56,566)

Balance as of December 31, 2014	38,419,193	$63	-	$-	$166,615	$(2,950)	$(145,078)	$18,650

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

								Total
	Ordinary shares		Preferred shares		Additional paid-in	Other comprehensive loss	Accumulated	shareholders' equity
	Shares	Amount	Shares	Amount	capital		deficit	(deficiency)

Balance as of December 31, 2014	38,419,193	$63	-	$-	$166,615	$(2,950)	$(145,078)	$18,650
Exercise of options	1,853,653	1	-	-	6,817	-	-	6,818
Tax benefit related to exercise of share options	-	-	-	-	609	-	-	609
Share-based compensation	-	-	-	-	18,750	-	-	18,750
Other comprehensive income	-	-	-	-	-	2,702	-	2,702
Net loss	-	-	-	-	-	-	(51,334)	(51,334)

Balance as of December 31, 2015	40,272,846	$64	-	$-	$192,782	$(248)	$(196,412)	$(3,805)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash flows from operating activities:
Net loss	$(28,720)	$(56,566)	$(51,334)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,229	2,662	4,999
Amortization	-	153	636
Share based compensation expenses	7,054	13,937	18,750
Tax benefit related to exercise of share options	440	728	609
Share-based compensation expenses related to warrants granted in connection with credit line	273	-	-
Interest and exchange rate on short-term and long-term deposits	-	955	(805)
Deferred taxes, net	(16)	81	(111)
Decrease (increase) in trade receivables	125	(383)	(5,411)
Increase in prepaid expenses and other current and long-term assets	(2,849)	(6,491)	(2,597)
Increase in trade payables	1,894	618	7,483
Increase in employees and payroll accruals	3,401	7,767	1,565
Increase in short term and long term deferred revenues	18,751	29,706	38,169
Increase in accrued expenses and other current liabilities	2,643	6,016	8,923
Other, net	18	14	-

Net cash provided by (used in) operating activities	4,243	(803)	20,876

Cash flows from investing activities:
Proceeds from short-term and restricted deposits	250	1,989	60,162
Investment in short-term and restricted deposits	(1,020)	(51,581)	(82,038)
Purchase of property and equipment	(3,070)	(5,619)	(6,342)
Payments for businesses acquired (Schedule A)	-	(4,295)	-
Acquisition of intangible assets	-	(1,202)	(450)

Net cash used in investing activities	(3,840)	(60,708)	(28,668)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares in IPO, net	93,694	(130)	-
Proceeds from exercise of options	519	942	6,818
Proceeds from credit line utilization	5,000	-	-
Credit line repayment	(5,000)	-	-

Net cash provided by financing activities	94,213	812	6,818

Effect of exchange rate change on cash and cash equivalents	(868)	(359)	-

Increase (decrease) in cash and cash equivalents	93,748	(61,058)	(974)
Cash and cash equivalents at the beginning of the period	7,510	101,258	40,200

Cash and cash equivalents at the end of the period	$101,258	$40,200	$39,226

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Supplemental disclosure of cash flow activities:

Non-cash purchase of property and equipment	$126	$157	$518
Accrued issuance costs	$130	$-	$-
Cash paid during the year for interest	$262	$-	$-
Cash paid during the year for taxes	$751	$1,426	$2,226

Schedule A - payments for business acquired

Estimated fair value of assets acquired and liabilities assumed at the date of the acquisition was as follows:

Goodwill and other intangible assets	$-	$5,161	$-
Deferred tax liability	-	(866)	-

	$-	$4,295	$-

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

The Company has established a number of subsidiaries in local jurisdictions to comply with local law requirements regarding payment collection, (Wix.com, Inc. (the "U.S. Subsidiary"), Wix.com Brasil Serviços de Internet Ltda. (the "Brazilian Subsidiary"), Wix.com Luxemburg S.a.r.l (the "Luxembourgian Subsidiary"), Wix.com Internet Services Mexico S de RL de C.V. (the "Mexican Subsidiary") and Wix.com Columbia S.A.S (the "Columbian Subsidiary").During 2015 the Company established new Entity in India and as of December 31, 2015 the Indian Subsidiary and the Columbian Subsidiary had not yet commenced their operations. In addition, the Company established wholly-owned subsidiaries in Lithuania under the name Wix.com UAB (the "Lithuanian Subsidiary") and in Germany under name (the "Wix.com Germany GmbH") which is engaged in R&D activity.

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

c.
In February 2014, the Company acquired all of the share capital of Appixia Ltd. (“Appixia”), an Israeli company, for cash consideration. Appixia developed a platform for building mCommerce applications for the Israeli market. In October, 2014, the Company acquired all of the share capital of OpenRest Ltd. ("OpenRest"), an Israeli company, for cash consideration. OpenRest is a provider of online ordering and mobile solutions for the restaurant industry. The cash consideration for Appixia and OpenRest acquisitions totaled $ 4,295.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income taxes, deferred taxes and liabilities, goodwill valuation, share-based compensation cost, as well as in estimates used in applying the revenue recognition policy. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

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

The functional currency of the Lithuanian Subsidiary, Luxembourgian Subsidiary and Brazilian Subsidiary is the U.S. dollar as these subsidiaries' revenues, intercompany transaction, budget and financing are denominated in U.S. dollars.

The Brazilian Subsidiary commenced its operations in 2012. Until December 31, 2014 the functional currency of Wix Brazil was determined as the Brazilian Real (“BRL”).     In 2015 the company reassessed the functional and reporting currency of the Brazilian Subsidiary as a result of changes in the Company pricing policy from BRL to U.S. dollar in accordance with ASC No. 830, "Foreign Currency Matters" ("ASC No. 830").

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Short-term deposits:

Short-term deposits are deposits with maturities over three months and of up to one year. As of December 31, 2014 and 2015, the Company's bank deposits were denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.58% and 1.22%, respectively. Short-term deposits are presented at their cost, including accrued interest.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises, for the Company's credit cards, and as a security for the Company's hedging activities. As of December 31, 2014 and 2015 the Company's bank deposits were in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.16% and 0.36%, respectively. Restricted deposits are presented at their cost, including accrued interest.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and electronic equipment	15 – 33 (mainly 33)
Office furniture and equipment	6 – 14 (mainly 6)
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

h.	Long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2013, 2014 and 2015, no impairment losses have been identified.

i.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC topic 350, "Intangible - Goodwill and other", ("ASC No. 350") according to which goodwill is not amortized. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company operates as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 8 to 9 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2014 and 2015, no impairment losses have been recognized.

j.	Derivatives instruments:

ASC No. 815, "Derivative and Hedging" ("ASC No. 815"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of balance sheets at fair value.

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

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments, rent and other overhead vendors during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted salary, rent and other overhead cash flow denominated in NIS. These option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, based on third party valuation.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2015, the amount recorded in accumulated other comprehensive income from the Company's currency option transactions is $ 135. At December 31, 2015, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 55,299. The foreign exchange forward and options contracts will expire through 2016.

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Brazilian Real, Mexican Pesos and Japanese Yen and expenses in NIS. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2015, the notional amounts of foreign exchange forward contracts into which the Company entered were $ 28,712. The foreign exchange forward and option transactions will expire through 2016.

The net fair value of derivative instruments balance as of December 31, 2014, totaled $ (376), and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 2,916 and as accrued expenses and other current liabilities in the amount of $ 3,292. The net fair value of derivative instruments balance as of December 31, 2015 totaled $ 570, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 1,359 and as accrued expenses and other current liabilities in the amount of $ 789.

In the years ended December 31, 2013, 2014 and 2015, the Company recorded net financial income (expenses), net from hedging transactions in the amount of $ (102), $ 3,294 and $ 2,085, respectively.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expense for the years ended December 31, 2013, 2014 and 2015, amounted to $ 1,727, $ 3,031 and $ 4,038 respectively.

l.	U.S. employees defined contribution plan:

The U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $ 18 per year (for certain employees over 50 years of age the maximum contribution is $ 24 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2013, 2014 and 2015, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $ 71, $ 102 and $ 121, respectively.

m.	Revenue recognition:

The Company provided an online platform that enables users to create websites using Flash and HTML5 technology and generates revenues primarily from services related to such websites. The Company also offers its users the ability to purchase and manage domain name and software applications that can be integrated as add-ons to their websites.

The Company recognizes revenues in accordance with ASC No. 605-10-S99, (SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition"), when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenues related to services for websites and purchase and registration of domain names are recognized ratably over the term of the service period. Revenues related to software applications, developed by third party application developers are recognized when earned. The Company accounts for sales of third party application on a net basis by recognizing the commission it retains from each sale. The portion of the gross amount billed to customers that is remitted by the Company to third-party application developers is not reflected in the Company's consolidated statements of comprehensive loss.

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

Research and development costs are charged to the statements of comprehensive loss as incurred. ASC 350-40, "Internal-Use Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

The Company evaluates periodically Research and development costs related to the online platform that may be eligible for capitalization in accordance with ASC 350-40 "internal-use software". During 2013, 2014 and 2015 the Company did not capitalize any costs and concluded that all research and development cost should be expensed as incurred.

o.	Advertising expenses:

Advertising expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements. Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 amounted to $ 40,994, $ 73,991 and $ 87,567, respectively.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of ordinary share underlying the options has historically been determined by management and approved by the Company's board of directors. Because there has been no public market for the Company's ordinary shares, the management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares will be determined by the management until such time as the Company's ordinary shares are listed on an established stock exchange. The Company's management determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method ("OPM") for the period from January 1, 2013 and up to November 6, 2013. From November 6, 2013 the ordinary shares is publicly traded.

The Company applies ASC No. 718 and ASC No. 505-50 "Equity Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options and warrants issued to non-employees consultants. ASC No. 718 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes" ("ASC No. 740"). This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC No.740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

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

According to the provisions of ASC No. 260-10, the Company's preferred shares that were valid until the IPO are not participating securities in losses and, therefore, are not included in the computation of net loss per share.

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

For the years ended December 31, 2013, 2014 and 2015, all outstanding options and RSU’s have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive and the total  options and RSU’s that have been excluded from the calculations was 14,913,523, 11,267,917 and 11,470,910, respectively.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accumulated other comprehensive loss, net was comprised as follows:

	Year ended December 31,
	2013	2014	2015

Accumulated foreign currency translation differences	$(296)	$(383)	$(383)
Accumulated income (loss) on derivatives	33	(2,567)	135

Total accumulated other comprehensive loss, net	$(263)	$(2,950)	$(248)

t.	Concentration of credit risks:

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

v.	The impact of recently issued accounting standards still not effective for the Company as of December 31, 2015 is as follows:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.

ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01) "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to our consolidated financial statements, the most significant impact relates to the accounting for equity investments. It will impact the disclosure and presentation of financial assets and liabilities. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-        PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2014	2015

Government authorities	$749	$651
Hedging transaction asset	2,916	1,359
Prepaid expenses	6,410	8,819
Other current assets	80	1,160

	$10,155	$11,989

NOTE 4:-        PROPERTY AND EQUIPMENT, NET

 The composition of property and equipment, net is as follows:

	December 31,
	2014	2015

Cost:
Leasehold improvements	$7,046	$10,451
Computers, peripheral equipment and electronic equipment	3,951	6,242
Office furniture and equipment	1,460	2,037

	12,457	18,730

Less accumulated depreciation	5,252	9,996

Depreciated cost	$7,205	$8,734

Depreciation expense amounted to $ 1,229, $ 2,662 and $ 4,999 for the years ended December 31, 2013, 2014 and 2015, respectively.

During 2015, the Company recorded a reduction of approximately $ 255 to the cost and accumulated depreciation of fully depreciated equipment no longer in use, following an assessment made by the Company.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-        INTANGIBLE ASSETS, NET

	December 31,
	2014	2015

Cost:
Technology	$4,627	$5,252

	4,627	5,252

Less accumulated amortization	153	789

Intangible assets, net	$4,474	$4,463

Estimated amortization expense for the years ended:

December 31, 2015

2016	$746
2017	746
2018	746
2019	746
2020-2023	1,479

$4,463

Amortization expense amounted to $ 0, $ 153 and $ 636 for the years ended December 31, 2013, 2014 and 2015, respectively.

NOTE 6:-        ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2014	2015

Accrued expenses	$9,528	$18,129
Hedging transaction liability	3,292	789
Uncertain tax positions	1,098	1,098
Deferred tax liability	268	265

	$14,186	$20,281

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-        COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its Subsidiaries rent their facilities under various operating lease agreements, which expire through 2021. In addition the Company leases certain motor vehicles under certain car operating lease agreement. The minimum rental payments under operating leases as of December 31, 2015, are as follows:

Rental of premises

2016	$6,116
2017	5,320
2018	3,883
2019	3,466
2020	3,410
2021	442

$22,637

The Company leases motor vehicles under cancelable operating lease agreements. The Company has an option to be released from this agreement, which may result in penalties in a maximum amount of $ 135 as of December 31, 2015.

Total rent expenses for the years ended December 31, 2013, 2014 and 2015 were $ 2,008, $ 4,616 and $ 6,242, respectively.

Total motor vehicle lease expenses for the years ended December 31, 2013, 2014 and 2015 were $ 312, $ 484 and $ 650, respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-         COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Pledges:

The Company has pledged bank deposits in the amount of $ 3,551, in connection with an office lease agreement, credit cards and hedging transactions.

c.	Legal contingencies:

The Company is currently not involved in any claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

NOTE 8:-         SHAREHOLDERS' EQUITY

a.	Composition of shares capital of the Company:

December 31, 2014		December 31, 2015
Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

500,000,000	38,419,193	500,000,000	40,272,846

b.	Initial Public Offering

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

NOTE 8:-        SHAREHOLDERS' EQUITY (Cont.)

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-        SHAREHOLDERS' EQUITY (Cont.)

Under the Plans, as of December 31, 2015, an aggregate of 1,911,905 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs and employee stock purchase rights issued pursuant to our Employee Share Purchase Plan (“ESPP”) and recognized for the years ended December 31, 2013, 2014 and 2015 was comprised as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$490	$1,004	$1,370
Research and development	3,149	6,594	9,234
Sales and marketing	1,185	2,533	3,077
General and administrative	2,230	3,806	5,069

Total share-based compensation expense	$7,054	$13,937	$18,750

Total unrecognized compensation cost amounted to 57, 982 (thousands) as of December 31, 2015, and is expected to be recognized over a weighted average period of approximately 1.56 years.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-        SHAREHOLDERS' EQUITY (Cont.)

e.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2015 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2014	11,085,678	$4.67	7.71		$182,755

Granted	1,478,150	$19.76
Exercised	(1,505,904)	$2.47
Forfeited	(380,091)	$14.89

Balance as of December 31, 2015	10,677,833	$6.68	7.09	$	*) 172,751

Exercisable as of December 31, 2015	5,970,970	$3.93	6.29	$	**) 112,844

Vested and expected to vest as of December 31, 2015	10,418,555	$6.58	7.06	$	***) 169,537

*)
Represents intrinsic value of 10,315,440 outstanding options that are in-the-money as of December 31, 2015. The remaining 362,393 outstanding options are out of the money as of December 31, 2015 and their intrinsic value was considered as zero.

**)
Represents intrinsic value of 5,819,196 exercisable options that are in-the-money as of December 31, 2015. The remaining 151,774 exercisable options are out of the money as of December 31, 2015 and their intrinsic value was considered as zero.

***)
Represents intrinsic value of 10,068,248 vested and expected to vest options that are in-the-money as of December 31, 2015. The remaining 350,307 vested and expected to vest options are out of the money as of December 31, 2015 and their intrinsic value was considered as zero.

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

NOTE 8:-        SHAREHOLDERS' EQUITY (Cont.)

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2013	2014	2015

Expected volatility	58%-65%	58.1%-63.3%	53.9%-61.6%
Expected dividends	0%	0%	0%
Expected term (in years)	1.6-6.2	5.8-6.1	5.5-7.1
Risk free rate	0.2%-2.6%	1.7%-2.1%	1.5%-1.9%

A summary of options data for the years ended December 31, 2013, 2014 and 2015, is as follows:

	Year ended December 31,
	2013	2014	2015

Weighted-average grant date fair value of options granted	$8.80	$11.28	$10.33
Total intrinsic value of the options exercised	$28,151	$17,844	$30,356
Total fair value of shares vested	$5,118	$11,991	$17,147

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-        SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2015:

Exercise price (Range)	Options outstanding as of December 31, 2015	Weighted average remaining contractual term	Options exercisable as of December 31, 2015	Weighted average remaining contractual term
		(years)		(years)

0.001-1.05	5,601,500	6.18	3,985,553	5.62
1.05-5.8	757,533	6.99	454,249	6.85
5.8-10.12	1,459,672	7.41	775,485	7.37
10.12-18.61	951,188	8.35	378,470	8.11
18.61-22.79	1,598,047	9.05	245,407	8.91
22.79-28.15	309,893	8.17	131,806	8.04

	10,677,833	7.09	5,970,970	6.29

f.	Options granted to non-employees consultants:

The following table summarizes information about the Company's outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of December 31, 2015:

	Options
	outstanding		Exercisable
	as of		as of
Issuance	December 31,	Exercise	December 31,	Exercisable
date	2015	price	2015	Through

September 9, 2007	5,293	0.3	5,293	September 9, 2017
May 12, 2009	6,750	0.16	6,750	May 12, 2019
January 25, 2011	33,000	0.67	33,000	January 25, 2021
January 9, 2013	5,400	2.34	5,400	January 9, 2023
February 13, 2013	10,000	2.34	10,000	February 13, 2023

	60,443		60,443

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-        SHAREHOLDERS' EQUITY (Cont.)

The following table set forth the parameters used in computation of the options compensation to non-employees consultants for the years ended December 31, 2013, 2014 and 2015 (*):

	Year ended December 31,
	2013	2014	2015

Expected volatility	65%	62%	(	*)
Expected dividends	0%	0%	(	*)
Expected term (in years)	6-10	6.3-6.9	(	*)
Risk free rate	0.86%-2.45%	1.8%-2.03%	(	*)

(*) In 2015 there were no grants to non-employees.

g.	A summary of RSU activity for the year ended December 31, 2015, is as follows:

	Number of shares	Weighted average grant date fair value

Unvested as of December 31, 2014	41,741	$16.5
Granted	853,614	$20.52
Vested	(134,422)	$18.68
Forfeited	(28,298)	$20.73

Unvested as of December 31, 2015	732,634	$20.62

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-        INCOME TAXES

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

Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2016, the corporate tax rate has been reduced to 25% for 2016 and thereafter.

The change in tax rates did not affect the deferred tax balances.

b.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$(31,555)	$(62,067)	$(57,316)
Foreign	4,407	8,553	8,747

Loss before taxes on income	$(27,148)	$(53,514)	$(48,569)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-        INCOME TAXES (Cont.)

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2014	2015
Deferred tax assets:

Net operating loss carry-forwards	$22,460	$24,982
Capital losses carry-forwards	53	60
Research and development expenses	11,426	16,329
Issuance expenses	1,067	-
Tax credit carry-forwards	62	63
Other	1,120	1,993

Deferred tax assets before valuation allowance	36,188	43,427

Valuation allowance	(36,060)	(43,299)

Deferred tax asset	$128	$128

Deferred tax liabilities:

Fixed assets	$161	$158
Technology	839	732

Deferred tax liabilities	$1,000	$890

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-        INCOME TAXES (Cont.)

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

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2013	2014	2015

Current	$1,588	$2,971	$2,872
Deferred	(16)	81	(107)

	$1,572	$3,052	$2,765

	Year ended December 31,
	2013	2014	2015

Domestic	$321	$772	$264
Foreign	1,251	2,280	2,501

	$1,572	$3,052	$2,765

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-        INCOME TAXES (Cont.)

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2013	2014	2015

Loss before taxes on income	$(27,148)	$(53,514)	$(48,569)

Statutory tax rate	25%	26.5%	26.5%

Theoretical income tax expense	(6,787)	(14,181)	(12,871)

Deferred taxes for which valuation allowance was provided, net	5,237	12,823	8,571
Non-deductible option expenses	1,899	3,693	4,969
Non-deductible expenses	94	233	532
Increase in uncertain tax positions	-	1,098	-
Tax adjustment in respect of different tax rate of foreign subsidiary	975	(781)	524
Utilization of loss	-	-	327
Other	154	167	713

Income tax expense	$1,572	$3,052	$2,765

f.	Net operating loss carry-forwards

As of December 31, 2015, the Company had carry-forward operating and capital tax losses totaling approximately $ 96,595 and $ 228, respectively, out of which approximately $ 94,272 and $ 228 of losses, respectively were attributed to Israel and can be carried forward indefinitely and $ 2,324 were attributed to the U.S. Subsidiary and can be carried forward up until 2034.

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

NOTE 9:-        INCOME TAXES (Cont.)

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

Through December 31, 2015, the Company had not generated income under the provision of the new law.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-        INCOME TAXES (Cont.)

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

The Company and its subsidiaries did not have any final tax assessments as of December 31, 2015. The Company's tax years until December 31, 2010 are subject to statutes of limitation as of December 31, 2015.

i.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2014	2015

Opening balance	$-	$1,098
Increases related to current year tax positions	1,098	-

Closing balance	$1,098	$1,098

The balance of total unrecognized tax benefits at December 31, 2015, is $ 1,098 which, if potentially recognized, would affect the effective rate in the Company's statement of comprehensive loss.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:-      FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2013	2014	2015

Bank charges	$(62)	$(113)	$(168)
Income (expenses) related to hedging activity	(102)	3,294	2,085
Interest expenses	(262)	-	-
Share based compensation related to warrants granted in connection with credit line	(273)	-	-
Exchange rate loss	(58)	(1,452)	(2,082)

Total income (expenses)	(757)	1,729	(165)

Interest income	154	415	242

Total financial income (expenses), net	$(603)	$2,144	$77

NOTE 11:-      BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2013	2014	2015

Numerator:
Net loss	$(28,720)	$(56,566)	$(51,334)
Dividends accumulated for the period	(2,964)	-	-

Net loss available to shareholders of ordinary shares	$(31,684)	$(56,566)	$(51,334)

Denominator:
Shares used in computing net loss per ordinary shares, basic and diluted	11,597,826	37,847,093	39,408,928

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-      SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2013, 2014 and 2015 and long-lived assets as of December 31, 2014 and 2015:

Revenues:

	Year ended December 31,
	2013	2014	2015

North America (*)	$43,713	$72,243	$102,603
Europe	19,413	38,376	55,311
Latin America	8,909	14,666	19,134
Asia and others	8,438	16,556	26,470

	$80,473	$141,841	$203,518

(*) Include revenue from USA in amount of 39,505, 64,673 and 91,661 for 2013, 2014 and 2015 respectively.

Long-lived assets:

	December 31,
	2014	2015

Israel	6,249	6,952
Europe	166	150
North America	790	1,632

	$7,205	$8,734