Form 20-F
period 2016-12-31
Wix.com Ltd.
filed 2017-03-28
CIK 1576789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2016, the registrant had outstanding 44,297,761 ordinary shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒          No ☐

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

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer.  See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

WIX.COM LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties.  These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue,” “anticipate,” “intend”, “should”, “plan”, “expect”, “predict”, “potential”, or the negative of these terms or other similar expressions.  The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;

•	our expectation that the percentage of revenues we derive from outside of North America will increase in the future;

•	our expectation that the percentage of revenues we derive from premium subscriptions will increase in the future;

•	our expectations with respect to the integration and performance of recent acquisitions;

•	our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months; and

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements appearing elsewhere in this annual report.  The consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in USD thousands except share and per share data)
Consolidated Statements of Operations:
Revenues	43,676	80,473	141,841	203,518	290,103
Cost of revenues(1)	9,233	15,257	26,108	34,970	45,287
Gross profit	34,443	65,216	115,733	168,548	244,816
Operating expenses:
Research and development(1)	16,782	29,660	57,832	77,647	105,368
Selling and marketing(1)	29,057	53,776	97,742	120,010	156,512
General and administrative(1)	3,565	8,307	15,803	19,526	26,968
Total operating expenses	49,404	91,743	171,377	217,183	288,848
Operating loss	(14,961)	(26,527)	(55,644)	(48,635)	(44,032)
Financial income (expenses), net	487	(603)	2,144	77	247
Other expenses	2	18	14	11	4
Loss before taxes on income	(14,476)	(27,148)	(53,514)	(48,569)	(43,789)
Taxes on income	496	1,572	3,052	2,765	3,107
Net loss	(14,972)	(28,720)	(56,566)	(51,334)	(46,896)
Basic and diluted net loss per ordinary share(2)	(2.71)	(3.33)	(1.49)	(1.30)	(1.12)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share(2)	6,822,720	11,597,826	37,847,093	39,408,928	42,032,818

	As of December 31,
	2012	2013	2014	2015	2016
	(in USD thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents and short-term deposits	7,510	101,258	86,011	109,999	171,304
Restricted deposits	2,536	3,306	5,909	3,851	931
Total assets	16,055	115,355	118,422	149,433	214,684
Deferred revenues	18,984	37,184	66,598	104,767	156,733
Total shareholders’ equity (deficiency)	(10,571)	62,296	18,650	(3,805)	(2,469)

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in USD thousands except registered users and premium subscription data)
Supplemental Financial and Operating Data:

Collections(3)	52,479	98,673	171,255	241,687	342,069
Free cash flow(4)	(4,555)	1,173	(6,422)	14,534	36,158
Number of registered users at period end(5)	28,225,857	42,126,246	57,945,346	76,965,482	97,358,803
Number of premium subscriptions at period end(6)	469,589	789,753	1,232,827	1,767,423	2,465,160

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in USD thousands)
Cost of revenues	105	490	1,004	1,353	1,798
Research and development	553	3,149	6,594	9,234	14,543
Selling and marketing	101	1,185	2,533	3,077	4,553
General and administrative	261	2,230	3,806	5,069	7,154

Total share-based compensation expense	1,020	7,054	13,937	18,733	28,048

(2)
Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2r and 11 to our consolidated financial statements included elsewhere in this annual report.

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in USD thousands)
Reconciliation of Revenues to Collections:

Revenues	43,676	80,473	141,841	203,518	290,103
Change in long-term and short-term deferred revenues	8,803	18,200	29,414	38,169	51,966
Collections	52,479	98,673	171,255	241,687	342,069

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

(4)
Free cash flow is a non-GAAP measure defined as cash flow provided by (used in) operating activities minus capital expenditures. The following table reconciles cash flow from operating activities, the most directly comparable U.S. GAAP measure, to free cash flow:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in USD thousands)
Reconciliation of cash flow provided by (used in) operating activities to free cash flow:

Net cash provided by (used in) operating activities	(3,608)	4,243	(803)	20,876	40,573
Capital expenditures (a)	(947)	(3,070)	(5,619)	(6,342)	(4,415)

Free cash flow	(4,555)	1,173	(6,422)	14,534	36,158
____________

(a)	Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.

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

(5)
Number of registered users at period end is defined as the total number of users, including those who purchase premium subscriptions, who are registered with Wix.com with a unique email address at the end of the period. Following registration, the length of time that registered users take to design and publish a website varies significantly from hours to years, and many registered users never publish a website. Our use of the term “registered user” herein is not intended to necessarily indicate a certain level of engagement or how close a registered user is to potentially publishing their website. See “—D. Risk Factors—Risks Related Our Business and Our Industry”

(6)
A single registered user can purchase multiple premium subscriptions. Our premium subscriptions in any given period are derived from users that registered with us during that period or during prior periods. See “Item 5. Operating and Financial Review and Prospects—Overview—Premium Subscription Analysis.”

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

•
the perceived or actual security, integrity, reliability, quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime, and the impact of cyber-attacks on our registered users’ data;

•	unexpected increases in the cost of acquiring new registered users, beyond the year-over-year increase that we experience due to competition in certain geographies;

•	our ability to expand into new geographic markets; and

•	the effectiveness of our advertising campaigns, especially high-budget campaigns such as the Super Bowl, City Football Group Limited, New York Yankees and other sponsorships.

Our results of operations would be adversely affected if our selling and marketing activities fail to generate traffic to our website, registered users and premium subscriptions at the levels that we anticipate or fail to generate such traffic on a cost-effective basis.

We acquire some of our registered users through paid marketing channels, such as cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of the registered users acquired through these channels purchase premium subscriptions over time.  In order to maintain our current revenues and grow our business, we need to continuously optimize our marketing campaigns aimed at acquiring new registered users and premium subscriptions. In the years ended December 31, 2014, 2015 and 2016, advertising expenses were $74.0 million, $87.6 million and $113.2 million, respectively, representing 43%, 36% and 33% of our collections, respectively.  We conduct search engine optimization and A/B testing, a marketing approach which aims to identify which changes to our website will increase or maximize user interest and user acquisition.  We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions.  However, we may fail to accurately predict user acquisition, interest, or to fully understand or estimate the conditions and behaviors that drove historical user behavior and thus, fail to generate the return on marketing we expected.  For example, events outside our control, such as announcements by our competitors or other third-parties of significant business developments, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. An unexpected increase in the marginal acquisition cost of new registered users may also have an adverse effect on our ability to grow the number of our registered users and premium subscriptions. In addition, we are investing a significant portion of our marketing expenses in more traditional advertising and promotion of our brand, including through radio and television commercials (including a nationally televised campaign in the U.S. during Super Bowl LI, Super Bowl 50 and Super Bowl XLIX) and sponsorships including of City Football Group Limited and the New York Yankees, the effectiveness of which is more difficult to track than online marketing. If any of our marketing campaigns prove less successful than anticipated in attracting registered users and premium subscriptions, we may not achieve our return-on-investment targets, and our rate of registered user and premium subscription acquisition may fail to meet market expectations, which could have a material adverse effect on our share price.

If the security of the confidential information or personal information of our registered users and the visitors to our registered users’ websites stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

Due to the nature of our business, our systems and the systems of our cloud providers with which we contract store large amounts of personally identifiable information, credit card information, passwords and other sensitive or critical data for our registered and prospective users and the visitors of our registered users’ websites, as well as information they may view as confidential.  We are subject to laws and regulations concerning information security, data privacy, and data protection, and these laws and regulations are continuing to evolve.  New laws and regulations may also impair our ability to collect, store, and use personally identifiable information, credit card information, passwords and other sensitive or critical data.  If we fail to comply with these laws and regulations or it is perceived that we have failed to comply, we may be subject to increased liability, regulatory scrutiny, and reputational harm, thereby materially adversely affecting our business and results of operations.

We cannot be sure that the steps that we have taken to protect the security, integrity and confidentiality of the information we collect, store, or transmit will succeed in preventing inadvertent or unauthorized use or disclosure.  Like many online and other companies, we have experienced attempts by third parties to circumvent the security of our systems.  We have and are experiencing attempts by hackers to penetrate our internal network and hosted servers using various techniques, including tailored phishing attacks and other exploitation of known and unknown vulnerabilities. We may not be successful in identifying, blocking or otherwise preventing access to our systems, despite our security measures.  Since techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures.  Furthermore, we may be unable to promptly detect an attack, for example, in the case of an advanced persistent threat where unauthorized system access was obtained in advance and without our knowledge in preparation for a future attack.  In addition, we rely on outside parties to provide physical security for our facilities, including data centers.  Any physical breach of security could result in unauthorized access or damage to our systems.

If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, an unauthorized party may access any of our registered users’ data or the data of the visitors of our registered users’ websites, or otherwise gain control of our platform, or if it is perceived that any unauthorized access has occurred (such as when users utilize weak passwords or their credentials are disclosed, stolen or lost), our brand may be negatively impacted, our relationships with our registered users may be damaged, our registered users may choose to cancel their premium subscriptions, and we could incur liability and be subject to regulatory investigations and fines, negatively impacting our financial performance, all of which may result in a decline of our stock price.  In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain partners require us to notify them in the event of a security incident.  These mandatory disclosures regarding a security breach sometimes lead to negative publicity and may cause our registered users to lose confidence in the effectiveness of our data security measures.  Any security breach, whether actual or perceived, may harm our reputation, and we could lose registered users or fail to acquire new registered users.  In addition, we could be required to devote significant resources to investigate and address a security breach.  A violation of data privacy laws could result in reputational harm, loss of business, legal action and / or regulatory inquiries and monetary or other penalties that could negatively impact our reputation and adversely affect our operating results and financial condition.

If our security measures fail to protect credit card details, passwords or personally identifiable information adequately, we could be liable to both our registered users for their losses (such as fraudulent credit card transactions), as well as to the vendors under our agreements with them, such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our registered users and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition.  There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.  We also cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim.  The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not be able to achieve profitability in the future.

We have incurred net losses in each fiscal year since our inception and, as of December 31, 2016, we had an accumulated deficit of $243 million.  We expect that our operating expenses will continue to increase in the near term, primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions.  We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining or increasing the amount of revenues per premium subscription, in order to achieve profitability.  Nevertheless, if we are unable to grow our premium subscriptions at the required rate or to maintain or increase revenues per premium subscription, or if we incur unexpected expenses, we may be unable to achieve or sustain profitable operations.

A decrease in annual subscriptions or renewal rates of our existing premium subscriptions could adversely impact our collections and revenues, result in delayed or lower than forecasted profitability, and harm our ability to forecast our business.

The rate at which premium subscriptions are purchased and the rate at which premium subscriptions are renewed, significantly impact the overall number of premium subscriptions and, as a result, our collections and our revenues.  As of December 31, 2016, one-year, two-year and three-year subscription packages constituted approximately 83% of all premium subscriptions.  One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. One-year, two-year and three-year subscriptions have higher renewal rates than monthly subscriptions, since there are not as many opportunities in a given one-year, two-year or three-year period to fail to renew such subscription, than a monthly subscription, whether deliberately or through failure to update payment information upon expiration.  As such, our overall renewal rates may drop if there is a decrease in the number of premium subscriptions for one year or more, compared to premium monthly subscriptions and will affect our ability to forecast our future results of operations.  If the number of premium subscriptions for one year or more, or renewal rates fail to meet our expectations, our profitability and future prospects may be adversely impacted. In addition, premium subscriptions currently renew automatically at the end of each subscription period unless registered users cancel their subscription in advance.  Any limitation or restriction imposed on this ability to bill our registered users on a recurring basis, whether due to new regulations or otherwise, may significantly lower the renewal rate of our subscriptions.

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

Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, secure, and innovative solutions and services, which we may not do successfully.  We may introduce new solutions or terms of use that registered users do not like, which may negatively affect our brand. Additionally, if registered users have a negative experience using third-party applications and websites integrated with Wix, such an experience may affect our brand.  Our Wix Arena Marketplace enables independent web designers to offer their services to registered users who engage them directly. We do not conduct any evaluation of these designers’ credentials. Our App Market enables third party independent developers to offer their applications to our registered users and premium subscribers. We conduct a limited evaluation of the developers of third party applications in our App Market, which is focused mainly on the technical functionality of applications. There is no assurance that the applications in our App Market meet security or privacy industry standards. Our reputation may be harmed if any of the services provided by these independent designers and developers do not meet registered users’ quality or security expectations.  Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. Additionally, errors, defects, disruptions, security vulnerabilities or other performance problems with our products and platform, including the products and solutions we license from third parties, may harm our reputation and brand and adversely affect our ability to attract new users and premium subscriptions, especially if these errors occur when we introduce new services or features, all of which may reduce our revenue.  If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, we could be subject to claims regarding our business and financial results may be adversely affected.

If we fail to develop and introduce new products and services and keep up with rapid changes in design and technology, our business may be materially adversely affected.

Our future success will depend on our ability to improve the look, function, performance and reliability of our solutions and services, including integrating services by third parties.  The development of new and upgraded solutions and new service offerings involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform.  Further, our design team spends a significant amount of time and resources in order to incorporate various design elements, such as customized colors, fonts, content and other features into our new and upgraded solutions.  The introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending.  We must also manage our existing offerings, as we continually test, support, and market these solutions and applications.  Our revenues and competitive position could be materially adversely affected if we fail to improve our design features or technology, or if our solutions fail to achieve widespread acceptance.

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

We are subject to the privacy and data protection laws and regulations adopted by Israel, Europe and US and potentially, other jurisdictions.  For example, although we do not have an operating entity in the Netherlands, the control that we exert over our servers in the Netherlands may result in our activities in Europe being deemed to be subject to Dutch law.  Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data is only collected and processed in accordance with applicable local law.  Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data obtained in relation to our registered users, and possibly the visitors of our registered users’ websites.  We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards (including voluntary third-party certification bodies such as TRUSTe) relating to privacy and data protection.  We are also subject to privacy and data security-related obligations deriving from our privacy policy and terms of use with our registered users, and we may be liable to third parties in the event we are deemed to have wrongfully processed personal data.

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future.  In particular, the European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws.  For example, the European Union adopted a new General Data Protection Regulation in April 2016, which replaced the European Data Protection Directive and includes more stringent obligations for online businesses.  The approved regulation is due to become applicable on May 25, 2018 and will replace, to a large extent, the data protection laws of each European Union member state.  The General Data Protection Regulation will result in more stringent requirements for data processors and controllers.  Such requirements will include more fulsome disclosures about the use of personal information, data retention limits and deletion requirements, mandatory notification in the case of a data breach and elevated standards regarding valid consent to engage in data processing.  The General Data Protection Regulation also includes substantially higher penalties for failure to comply, inter alia, a fine up to 20 million EUR or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed. Since these laws and regulations will come into effect next year, the more stringent requirements on privacy user notifications and data handling, require us to adapt our business and incur additional costs.

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

A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our registered users, may result in sanctions, statutory or contractual damages or litigation.  These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resources, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions. Government agencies and regulators have reviewed, are reviewing and will continue to review, the personal data practices of online media companies including their privacy and security policies and practices. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of a number of online social media companies. The possible outcome of such reviews may result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our products, our business could be harmed. Governmental agencies may also request or take registered user data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

We may make acquisitions and investments, which could result in operating difficulties and other harmful consequences.

From time to time, we evaluate potential strategic acquisition or investment opportunities.  Any transactions that we enter into could be material to our financial condition and results of operations.  As described in Item 4.A. under the header “Information on the Company --- History and Development of the Company – Our History”, we recently acquired U.S. - based DeviantArt, Inc. and Israeli-based Loyalblocks Ltd. (operating as Flok) in the first quarter of 2017.  Prior to the DeviantArt acquisition, we had not made any significant acquisitions and our management has not had any experience making significant acquisitions or integrating acquired businesses.  The process of integrating an acquired company, business or technology, such as DeviantArt or Flok, could create unforeseen operating difficulties and expenditures.  We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition of DeviantArt or Flok or any other complementary businesses or technologies we acquire in the future. The acquisitions of DeviantArt and Flok and other acquisitions and investments we evaluate from time to time carry with them a number of risks, including the following:

•	diversion of management time and focus from operating our business;

•	an inability to achieve synergies as planned;

•	potential incompatibility of corporate cultures;

•	implementation or remediation of controls, procedures and policies of the acquired company;

•	coordination of product, engineering and selling and marketing functions;

•	retention of employees from the acquired company;

•
liabilities that are larger than we currently anticipate and unforeseen increased expenses or delays associated with acquisitions, including transition costs to integrate acquired businesses that may exceed the costs that we currently anticipate;

•	litigation or other claims arising in connection with the acquired company;

•	the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	the challenge of integrating the workforces of Wix and DeviantArt while maintaining focus on providing consistent, high quality customer service;

•	use of resources that are needed in other parts of our business;

•	use of substantial portions of our available cash to consummate the acquisition;

•	incurrence of acquisition-related costs; and

•	unrealistic goals or projections for the acquisition.

Our failure to address these risks or other problems encountered in connection with the acquisitions of DeviantArt and Flok and other acquisitions and investments we evaluate from time to time could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

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

We depend on highly skilled personnel to grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our rapid growth.

Our future success and ability to maintain effective growth will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, designers, developers, product managers, finance and legal personnel and customer support representatives. In addition to hiring and integrating new employees, we must continue to focus on retaining our best employees who foster and promote our innovative corporate culture. We compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled marketing, operations, and customer service professionals, and we may not be successful in attracting and retaining the professionals we need.

Furthermore, many of our employees may expect to receive significant proceeds from sales of our equity in the public markets after their equity compensation has fully vested. A drop in share price due to market fluctuations may reduce their motivation to continue to work for us. Competition for highly skilled personnel is intense, particularly in the software industry. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. If we are not able to effectively hire and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

In addition, due to the recent increases in our share price which has in turn raised the profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and/or increase retention costs.

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, and failure to protect against cyber -attacks, could adversely affect our business

We rely on leased servers, cloud service providers and other third-party hardware and infrastructure to support our operations.  Our primary data centers are located in two geographically separate locations in the United States with a back-up data center in Europe.  We lease our primary data centers in the United States from Amazon.com and from Hostway Services, Inc. and we also sublease cloud storage from Google, Inc. The Hostway lease is governed by an agreement which may be terminated by either party at any time with 180 days advance notice.  If Hostway is unable or ceases, for any reason, to make its data centers available to us without sufficient advance notice, we would likely experience delays in billing our customers, until migration to an alternate data center provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services we lease do not guarantee that our registered users’ access to our platform will be uninterrupted or error-free.  We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, intentional acts of vandalism and other misconduct. We and our hosting providers have in the past been, and expect to continue to be, subject to cyber-attacks, which have caused interruptions in our service.  For example, we have been and continue to be the target of malicious denial-of-service, or DDoS attacks, a technique used by hackers to take an internet service offline by overloading its servers. The scale of some of these attacks has caused us and some of our registered user websites to experience significant but intermittent downtime.  While none of these actual or attempted breaches has had a material impact on our operations or financial condition, we cannot provide any assurance that our business operations will not be negatively materially affected by such breaches in the future.

Our servers and data centers are also vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events.  Disruptions to these servers could interrupt our ability to provide our platform and solutions and materially adversely affect our business and results of operations.

Any disruption, disabling, or attack affecting our equipment and systems and the hardware, software and infrastructure on which we rely could result in a security or privacy breach.  Whether such event is physical human error or malfeasance (whether accidental, fraudulent or intentional) or electronic in nature (such as malware, virus, or other malicious code) such an event could disrupt or delay our ability to provide our platform and solutions to subscribers, result in the unauthorized access to and disclosure of personal or confidential data, subject us to legal liability and regulatory inquiry, harm our reputation and materially adversely affect our business and results of operations.

Our revenues may not increase if we are unable to maintain market share for mobile sites and applications, or if our mobile products fail to achieve widespread acceptance, which may affect our business and future prospects.

Consumers are increasingly accessing the Internet through devices other than personal computers, including mobile phones, smartphones and tablets.  This trend has increased dramatically in the past few years and is projected to continue to increase.  Acknowledging this trend, we launched our first free mobile offering in 2011, offering our registered users the ability to quickly and easily deploy an HTML5 mobile-optimized website and followed with a further enhanced mobile product in October 2013.   In the fourth quarter of 2016, we launched the Wix App, a mobile application available on iOS and Android that allows our users to create and manage content on their websites from a mobile device. The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, evolving industry standards, continuous improvement in performance characteristics and rapid adoption of technological and product advancements.  We may incur additional costs in order to adapt our current functionalities to other operating systems and we may face technical challenges adapting our products to different versions of already supported operating systems, such as Android variants offered by different mobile phone manufacturers.  Furthermore, use of native applications is also subject to applicable terms of use of third party application stores. If we are unable to offer continual improvements to our mobile solutions or adapt their functionalities to new and different operating systems, our mobile solutions may fail to achieve widespread acceptance by our registered users.  Additionally, the providers of certain platforms, such as Apple, may limit or restrict access entirely to their platforms. Therefore, our revenues may not increase even if we continue to penetrate the mobile device market. Furthermore, we are dependent on the interoperability of our products with third-party mobile devices and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect usage of our products.

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

Expanding our business into emerging markets is an important component of our growth strategy and presents challenges that are different than those associated with more developed international markets.  In particular, regulations limiting the use of local credit cards and foreign currency could constrain our growth in certain countries.  For example, regulations in certain countries do not permit recurring charges on credit cards.  In the last quarter of 2011, we established a Brazilian subsidiary to conduct local payment collection activities in Brazil in compliance with Brazilian currency controls. In 2014, we established a subsidiary in Mexico to facilitate local payments in compliance with Mexican regulations. In 2015, we established a subsidiary in India to facilitate local payments in compliance with Indian regulations. We may continue to establish additional subsidiaries in order, among others, to comply with regulations in the respective jurisdictions in which we provide our services. It is often difficult to establish an effective local business model, and we may need to enter into agreements with third-parties to process, on our behalf, payments via credit cards or alternative payment methods, including offline payment methods, or otherwise modify our business plans or operations in order to establish a local presence in emerging countries, which may delay our entry into these markets or increase our costs.  Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods including offline, and we may encounter sudden currency devaluations.  Currency controls in emerging countries may make it hard for us to repatriate collections or profits that we generated in a particular country.  It is possible that governments of one or more countries may censor or block access to the Internet or specifically our website due to political concerns or in response to certain incidents or events, thereby preventing people in these countries, including our registered users, from accessing our products.  The growth of our business may be materially adversely affected if we are unable to expand our registered user base in emerging markets.

If we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed.

We believe our focus on customer support is critical to retaining, expanding and further penetrating our user base.  As a result, we have invested in the quality and training of our customer support and call center personnel.  If we are unable to maintain a consistently high level of customer service, we may lose existing registered users.  In addition, regardless of the performance of our customer support and call center, users of online services base their purchasing decisions on a number of factors, including price, design, integration abilities, functionality of services, reputation and ease of use.  If we fail to maintain adequate customer support which improves the functionality of our solutions and their ease of use, our reputation, financial results and business prospects may be materially harmed.

Our relatively short operating history in a new and developing market might make it difficult to evaluate our current business and future prospects, and may increase the risk that we will not be successful.

We were founded in 2006 and the majority of our revenue growth has occurred since 2011.  This history may not be long enough to effectively assess our future prospects or predict our future performance.

We also operate in a relatively new market, the development of which may be difficult to predict, and that may not develop as expected.  We believe that the growth in our registered user base and revenues may indicate that our business strategy is successful, but you should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that we operate in a relatively new and developing market, that elements of our business strategy remain subject to ongoing development, and that new competitors may enter our market and existing competitors are also growing their business, including through consolidation and mergers and extension of their marketing budgets.

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

We accept payments primarily through credit and debit card transactions and alternative payment methods and provide a portal for registered users to submit payment information for processing.  We are subject to a number of risks related to credit and debit card payments, including:

•	we pay interchange and other fees, which may increase over time and may require us to either increase the prices we charge for our products or experience an increase in our operating expenses;

•	if our billing systems fail to work properly and, as a result, we do not automatically charge our premium subscriptions’ credit cards on a timely basis or at all, we could lose revenues;

•
if we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for other credit and debit card transactions or issuers, may increase, or issuers may terminate their relationship with us; and

•	we are reliant on third parties such as gateways, payment service providers and acquiring banks which may face down time and thus affect our cash flow.

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

Further, if there is unauthorized access to the credit card and other payment information we collect, store and transmit, we could face legal liability, as well as the possibility of liability to banks or other third parties, including pursuant to our agreements with payment service providers.  Our billing systems depend on the efficacy of secure transmission protocols and related technologies.  We cannot be sure that the steps we take to ensure the security of the collection and transmission of credit card and other payment information will be sufficient.

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

We recognize revenues over the term of our contracts.  As of the fourth quarter of 2016, 83% of our premium subscriptions were one-year, two-year or three-year subscriptions and approximately 17% were monthly subscriptions.  As a result, much of the revenue we report each quarter is the recognition of deferred revenue from premium subscriptions entered into during previous quarters.  Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters.  Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not fully reflected in our results of operations until future periods.

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

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2016, approximately 69% of our revenues were denominated in U.S. dollars and approximately 31% in other currencies, primarily in Euros, British Pounds and the Brazilian Real.  Conversely, in 2016, approximately 62% of our cost of revenues and operating expenses were denominated in U.S. dollars, approximately 35% in New Israeli Shekels, or NIS.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).  We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have decreased our net loss by approximately $12 million in 2016. We estimate that a 10% devaluation of certain foreign currencies (including Euros, British Pound, Brazilian Real and Russian Ruble) against the U.S. dollar would have increased our net loss by approximately $8 million in 2016. The post-Brexit fall in the pound sterling and strengthening of the dollar could significantly impact our business in the UK. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.  We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non U.S. dollar-denominated operations, as appropriate and as reasonably available to us.  We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that an important contributor to our success has been and will continue to be our corporate culture, which we believe fosters innovation, teamwork, passion for our users, and a focus on attractive designs and technologically advanced products. We are experiencing a period of rapid growth in our operations and headcount and grew from 584 employees as of January 1, 2014 to 1,284 employees as of December 31, 2016. Other than our executive officers, most of our employees have been with us for fewer than two years.  As we continue to grow and evolve both in Israel and internationally, we must effectively integrate, develop and motivate a growing number of new employees.  As a result of our rapid growth, we may find it difficult to maintain important aspects of our corporate culture, which could limit our ability to innovate and operate effectively.  Additionally, liquidity available to our historic employee security holders because of our rising share price could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Any failure to preserve our culture could also negatively affect our ability to retain current and recruit new personnel, continue to perform at current levels or execute on our business strategy.

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

The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business, subject our business to increased liability for non-compliance or prevent us from delivering our services over the Internet, or in specific jurisdictions thereby materially harming our business and results of operations.

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

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet service providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our registered users to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including changes to laws or regulations impacting Internet neutrality, could decrease the demand for our products, increase our operating costs, require us to alter the manner in which we conduct our business and/or otherwise adversely affect our business. For example, the Federal Communications Commission, or the FCC, currently prohibits Internet service providers (“ISPs”) from blocking or throttling Internet traffic, and from engaging in practices that prioritize particular Internet content in exchange for payment (also known as “paid prioritization”).   Given uncertainty around these rules, including changing interpretations, amendments or repeal, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. In particular, repeal, modification or other changes to the FCC’s rules could enable ISPs to impose higher fees and otherwise adversely impact our business. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.

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

We are subject to the rules and regulations adopted by the payment card networks, such as Visa and MasterCard and Central Banks, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and acquiring banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

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

We use open source software in connection with our software development.  From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms, and we may be subject to such claims in the future.  Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user.  While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, it is our view that the majority of our services are not considered as distributed software, since no installation of our software is necessary and editing and design platform is accessible solely through the “cloud.” Nevertheless, part of our services, such as our mobile application for example, are considered distributed services. In those instances, if a specific open source license requires it, we might be obligated to disclose part of our proprietary code.  Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

The number of our registered users may be higher than the number of actual users, depending on the level of engagement of a particular user following registration.

We use the definition “registered user” to mean the number of unique email addresses registered on Wix.com.  The number of registered users as we define it may be higher than the actual number of users, because some users have multiple registrations and others may have registered under different or fictitious names. Furthermore, the number of websites created may differ from the number of registered users since a registered user can create multiple websites or not create a website at all.  The length of time that registered users take following registration to design and publish a website varies significantly from hours to years.  Some registered users may never publish a website, others may publish several websites. We consider the rate at which registered users from a particular period generate premium subscriptions to be material to our business.  For example, in the fourth quarter of 2016, 37% of our premium subscriptions were purchased by users that registered with us in the same quarter and the remaining 63% were from users who registered in earlier quarters. Nevertheless, if the number of our registered users is materially inconsistent with the number of our actual users, our user base, which we believe is important to the growth of our premium subscriptions, may be overstated.  If that is the case, our business may not grow as fast as we expect, and our financial results and business prospects may be harmed.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our contractors or employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us.  Under the Israeli Patent Law, inventions conceived by an employee or a person deemed to be an employee during the scope of their employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights.  The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, a body constituted under the Israeli Patent Law, shall determine whether the employee or contractor is entitled to remuneration for their inventions, though, the Committee has not yet determined the method for calculating this Committee-enforced remuneration.  Although our contractors or employees have agreed to assign to us service invention rights, we may face claims challenging such agreements and demanding remuneration in consideration for assigned inventions.  As a consequence of such claims, we could be required to pay additional remuneration or royalties to our contractors or employees, or be forced to litigate such claims, which could negatively affect our business.

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

Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $71.10 per share and as low as $14.28 per share through March 26, 2017.  During 2016, our ordinary shares have traded as high as $52.50 per share and as low as $14.79 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

Many of our employees may expect to receive significant proceeds from sales of our equity in the public markets after their equity compensation has fully vested. A drop in share price due to market fluctuations may reduce their motivation to continue to work for us. If we are not able to effectively retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

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

The largest beneficial owners of our shares, beneficially owned a significant percentage of our ordinary shares, See “Item 7.A. Major Shareholders.”  Some of these shareholders have an individual affiliated with them serving on our board of directors.  Our largest shareholders, individually or if they all adopt a similar position on a particular issue acting in concert, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.  These matters may include:

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

Future sales of our ordinary shares by significant shareholders may cause the market price of our ordinary shares to decline.  This includes sales by our four largest shareholders who, as of February 28, 2017 beneficially owned 42.0% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, including our shareholder Mangrove Capital Partners, which has the right to cause us to register its shares for resale with the Securities and Exchange Commission, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

As a foreign private issuer whose shares are listed on the NASDAQ Stock Market, or NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ.  As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital.  We may in the future elect to follow home country practice in Israel with regard to matters such as the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers.  See “Item16.G. Corporate Governance.”

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

As of February 28, 2017, the holders of 6,866,789 of our ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets.  All shares sold pursuant to an offering covered by such registration statement will be freely transferable.  See “Item 7.B. Related Party Transaction—Registration Rights.” Sales by us or by our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to these registration rights, as of February 28, 2017, 10,745,959 ordinary shares are subject to outstanding option and restricted share unit, or RSU, awards granted to employees and office holders under our share incentive plans, including 4,555,562 ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

We do not believe that we were a CFC for the taxable year ended December 31, 2016 or that we are currently a CFC.  It is possible, however, a shareholder treated as a United States person for United States federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the Company, cause the Company to be treated as a CFC for United States federal income tax purposes.  We believe that certain of our shareholders are Ten Percent Shareholders for United States federal income tax purposes.  Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2016.  However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the year.  There can be no assurance that we will not be considered a PFIC for any taxable year.  Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC.  If we are characterized as a PFIC, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales.  If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.  See “Item 10.E. Additional Information—Taxation.”

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

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax.  With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.  See “Item 10.B. Additional Information—Memorandum and Articles of Association.”

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or if our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and the completeness of our financial reports, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ended December 31, 2016, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Accordingly, during the fiscal year ended December 31, 2016, our management commenced the process of evaluating the effectiveness of our internal control over financial reporting.  Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ended December 31, 2016, as we are no longer an emerging growth company and qualify as a large accelerated filer, we must include an auditor attestation on our internal control over financial reporting.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will continue to require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Additionally, as part of management assessments of the effectiveness of our internal control over financial reporting, our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls.  If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected.  We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

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

We are incorporated under Israeli law and our principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities, and an escalation in terrorist attacks in late 2015 and in the first few months of 2016.  Riots and uprisings in several countries in the Middle East and neighboring regions as well as armed conflicts, including by ISIS, have led to severe political instability in several neighboring states and a decline in the regional security situation.  In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations.  Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

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

As of December 31, 2016, we had 1,053 employees based in Israel.  Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government).  In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, the December 2008 conflict with Hamas and the 2012 and 2014 conflicts in the Gaza Strip, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service.  Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law.  In order to remain eligible for the tax benefits for “Beneficiary Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended.  In addition, in September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority approved (i) our status as an “Industrial Enterprise”; and (ii) that the expansion of our enterprise is considered as a “Beneficiary Enterprise” with 2009 as an elected year of operations, all under the Investment Law as amended by 2005 Amendment.  The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling.  If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.  Further, in the future these tax benefits may be reduced or discontinued.  If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates.  The standard corporate tax rate for Israeli companies was 26.5% for 2014 and 2015, decreased to 25% for 2016 and is scheduled to decrease to 24% in 2017 and 23% in 2018 and thereafter.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  See “Item10.E Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval.  A shareholder also has a general duty to refrain from discriminating against other shareholders.  In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company.  However, Israeli law does not define the substance of this duty of fairness.  See “Item 6.C. Directors, Senior Management and Employees—Board Practices.” Some of the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined.  These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

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

Our History

Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute.  In April 2008, we launched our Wix Editor, which enabled the creation of a digital presence in Flash format, and in October 2008, we launched our premium subscription offering.  By April 2012, a month after we released our advanced HTML5 Editor, which greatly improved our service offering and support for mobile devices, we had reached 20 million registered users.  In October 2013, we launched a further enhanced mobile product. In October 2015, we launched our new redesigned Wix Editor, which is based on a complete restructuring of the platform’s codebase, developed using Facebook’s React Technology. This newly designed editor offers a significantly leaner codebase, better modularization and improved testability. In June 2016, we launched Wix Artificial Design Intelligence, or Wix ADI. This solution was designed specifically to eliminate the most significant challenges of building websites – time, design and content creation – and enables a user to create a complete, personalized website in minutes.

In November 2013, we listed our shares on the Nasdaq Global Market.  We are a company limited by shares organized under the laws of the State of Israel.  We are registered with the Israeli Registrar of Companies.  Our registration number is 51-388117-7.  Our principal executive offices are located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, and our telephone number is +972 (3) 545-4900.  Our website address is www.wix.com.  We intend to use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such portions of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  We have included our website address in this annual report solely for informational purposes.  Our agent for service of process in the United States is Wix.com, Inc., located at 500 Terry A Francois, 6th Floor, San Francisco, CA 94158-2230, telephone number (415) 639-9034.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2016, 2015 and 2014 amounted to $4.4 million, $6.4 million and $5.6 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.  We anticipate our capital expenditures in fiscal year 2017 to be approximately $6 - $7 million and to be financed from our cash balance and cash flow generated from current activities.

B.	Business Overview

We are a leading global web development platform enabling businesses and organizations to take their businesses, brands and workflow online.  As of December 31, 2016 we empower approximately 97.3 million registered users worldwide to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform and that eliminates the need for complex coding, supplanting expensive design services. We offer our solutions through a freemium and subscription model and as of December 31, 2016, we had 2,465,160 premium subscriptions.

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

We provide solutions that business owners can use to operate mission critical aspects of their business online, such as selling goods, taking reservations and scheduling and confirming appointments.  These applications provide Wix registered users a bespoke front-end for customers visiting their website, as well as a robust back-end management dashboard. We have developed these software applications for businesses in specific verticals, including retail and online stores, service providers, hotel and property management, music and restaurants, among other verticals. These vertical applications are integrated into our website templates or can be installed on any existing website and set up with minimal effort by the user and without the need to write code.

Through our highly curated App Market, which was launched in the fourth quarter of 2012, as of December 31, 2016 we offered our registered users the ability to easily install and uninstall 280 free and purchasable different apps that we developed ourselves or carefully identified and selected through third-party developers for inclusion in our App Market, based on user needs and demand. These applications include social plug-ins, online marketing and customer relationship management tools, contact forms and transactional and payment processing capabilities. These apps add additional functionality and are easily integrated into registered users’ websites with one click and without any coding.

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

We are removing not only technological, but also geographic and linguistic barriers to web development, in order to empower almost everyone to create and manage a digital presence in their own language.  We currently offer our platform in seventeen languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish and Czech, and we plan to add more languages in the future.

Our registered users grew from 17 million at December 31, 2011 to approximately 97.3 million at December 31, 2016, representing a 41.8% compounded annual growth rate.  Our premium subscriptions have grown from 298,143 to 2,465,160 over the same period, representing a 52.6% compounded annual growth rate.  Through December 31, 2016, we had achieved 28 consecutive quarters of sequential growth in the accumulated number of premium subscriptions.  We have also achieved 28 consecutive quarters of growth in revenues and collections. We had revenues of $141.8 million, $203.5 million and $290.1 million and collections of $171.3 million, $241.7 million and $342.1 million in 2014, 2015 and 2016, respectively. We had a net loss of $56.6 million, $51.3 million and $47.2 million in 2014, 2015 and 2016, respectively.

In January 2017, we acquired 100% of the share capital of Loyalblocks Ltd., a privately held Israeli company (doing business as Flok), in consideration of assuming certain liabilities. Loyalblocks is a provider of customer loyalty and engagement tools for small businesses. We intend to use Loyalblock’s products and technology to enhance our existing customer relationship management tools and commerce capabilities we offer our users.

In February 2017, we acquired 100% of the capital stock of DeviantArt, Inc., a privately held Delaware based corporation, for cash consideration of approximately $36 million, including the assumption of approximately $3 million of liabilities. DeviantArt, based in Los Angeles, is one of the world's largest online communities dedicated to artists, art enthusiasts and designers. We expect DeviantArt to increase traffic and assist our product development and brand recognition growth. DeviantArt’s focus on developing and fostering online collaboration and communities is expected to provide Wix users with a platform to engage with creative designers and artists across multiple mediums.

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

Use of dynamic web content and services for high-level customer engagement is becoming increasingly prolific.  However, building this presence is becoming more challenging for businesses, organizations, professionals and individuals due to costs, time constraints, lack of skills and language barriers.  We believe there is a significant opportunity to provide an elegant cost-effective solution that caters to the accelerating demands of businesses, organizations, professionals and individuals who need to create and manage a dynamic, professional digital presence.

Our Offerings

We offer our web development, design and management solutions and apps through an attractive online platform that enables our large user base of businesses, organizations, professionals and individuals to create a sophisticated and professional digital presence.  Our web development technology is built based on HTML5 and offers HTML5 compatible capabilities, web design and layout tools, domain hosting, and other marketing and work flow management applications and services.  By registering with our website, our users gain access to the Wix Editor, an online editor that enables the user to design and manage as many websites as he chooses, in order to establish or enhance their digital presence.  No installation of software is necessary to use the Wix Editor, as our advanced editing and design platform is accessible through the cloud directly from our website.

Free Products

Our registered users receive access to hundreds of free design templates for personal and business use, free web hosting through the Wix domain, free apps from our App Market, and blog and social network page support.  The websites developed using our free product contain Wix advertisements in the footer of the website, and tags, or metadata, which contain our name.  Our name is also contained in the link to the user’s website.

Our free product and service offerings includes the following features and capabilities:

•	Wix Editor

At the core of our platform is the Wix Editor, which is currently localized to seventeen languages, and allows registered users to maximize their digital presence by designing an unlimited number of websites, which are customizable using images, layouts, colors, fonts and other content provided by Wix, or content uploaded by the user, including visual and audio media.  All websites designed using our editor are fully customizable with HTML5 technology, and contain back-up and firewall protection, as well as certain services designed to reduce the effect of denial-of-service attacks. In the third quarter of 2015, we released an entirely redesigned version of the Wix Editor, which offers a highly visual design experience as well as several code-free features such as full screen strip layouts, full page video backgrounds, single click parallax effects and more.

•	Wix Artificial Design Intelligence

We launched Wix Artificial Design Intelligence, or Wix ADI, in June 2016. Wix ADI is an AI-based solution that is designed to eliminate the most significant challenges of building websites – time, design and content creation. Through its technology and basic input provided by a user about its business name and type, Wix ADI combines relevant design and curated content to create a complete, personalized and unique website tailored for the users’ specific needs in minutes. With this technology, we have blended artificial intelligence and a human design sensibility resulting in algorithms that ensure every website designed using Wix ADI will be stunning and complete.

•	Wix Mobile Web

All of our products allow registered users to create mobile sites for their existing Wix websites.  Our mobile site technology is based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants.  As of December 31, 2016, our registered users created over 22.6 million mobile sites using our mobile solutions. We do not currently charge for our mobile solution.

•	Wix App

We introduced in October 2016 the Wix App, a native mobile application available in iOS and Android, to allow users to fully manage their websites and Wix operating systems on the go, wherever they are, in order to run their businesses in real time. The Wix App is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service and communications with customers and site visitors. The Wix App is available for download for free in the Apple App Store and Google Play.

•	Wix SEO Tool

All of our products enable registered users to increase the visibility of their Wix website by using our Search Engine Optimization, or Wix SEO tool.  Through this tool, registered users may attach to their sites a description and keywords that relate to the site, so that web viewers or customers may find our registered users’ sites easily by searching for the descriptive or key words, using Internet search engines.  Our customer support team, through online video tutorials or one-on-one support, guides our registered users on the most efficient key words and site descriptions, in order to help registered users maximize the benefits of SEO and attain a larger digital presence. In the first quarter of 2017, we soft-launched an improved version of our Wix SEO tool, which provides users with personalized plans to further optimize the visibility of their Wix websites on Internet search engines.

Premium Subscriptions

Our premium subscriptions are purchased primarily by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, beauty, sports, food services, property management or publishing.  The customers of our Premium subscriptions are not concentrated in any particular field.  Our premium subscriptions offer all of the features of our Wix Editor but also include features tailored to business’ needs, such as eCommerce and appointment applications and marketing tools such as Google Analytics and mailing lists. Our premium subscriptions also offer premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow registered users to expand their digital presence by, for example, advertising their pages on third-party sites, such as Bing and Google.

To date, most of our revenues have been from selling our Combo, Unlimited and WixStores premium subscriptions. These solutions are primarily purchased by businesses, organizations and professionals, which make up the substantial majority of our total user base.

Our premium subscriptions offer the following additional features and capabilities:

•	Connect Your Domain

All of our premium subscriptions allow registered users to connect their own domain name to their website, which means that the free Wix site address will be replaced with the user’s personal website address.  The user’s domain name can also be purchased and managed directly through the Wix platform.  Registered users who do not purchase premium subscriptions can also choose to purchase a domain name as a stand-alone product, and continue using our free Wix Editor product to develop and maintain their website.

•	Google Analytics

All of our premium subscriptions give registered users access to Google Analytics, a third-party application that provides useful data on the people that visit their website.  This feature allows our business users who connected their domain, to collect and use such data for marketing and other commercial purposes.

•	Removing Wix Brand Ads

Most of our premium subscriptions provide a website free of the Wix brand ads that are placed on the free Wix websites and on websites of premium subscriptions that are not eligible for ads removal.

•	Add Favicon

Our premium subscriptions allow users who have published their sites to change the Favorite Icon, or Favicon, that appears next to the user’s page address and bookmark in most internet browsers.  Registered users can change the Favicon that appears on the website by either uploading their own Favicon, or choosing one from our Favicons Gallery.  This feature enhances the professional design of registered users’ digital presence.

•	VIP Services

We offer our VIP subscribers four additional features.  Our VIP Support feature enables these subscribers to contact a dedicated team of support specialists.  If a support specialist is not available immediately, we will call the VIP subscriber back within a matter of minutes via our Priority Call Back service.  In addition, VIP subscribers have the option of receiving our Instant Response service during business hours via Wix Answers, our online automated ask-and-answer database.  Finally, we will review the completed sites of our VIP subscribers who have published their sites and provide feedback regarding how the sites’ structure and SEO can be improved via our Professional Site Review service.

Applications and Value-Added Solutions

Wix App Market

The Wix App Market is an online platform that offers our registered users a range of software apps which can be seamlessly integrated as add-ons into our registered users’ websites.  The App Market includes over 280 free and purchasable marketing, social and media apps, as well as audio and visual content.  Since the launch of the App Market in October 2012 through December 31, 2016, registered users had installed 56.5 million apps. Registered users gain access to apps in the App Market, and through our easy-to-use drag-and-drop technology they can install or remove as many apps as they would like within moments.  In the second quarter of 2014, we launched a new technology, WixHive, which has turned the App Market into a dynamic data ecosystem.  The WixHive technology enables standalone apps to share data and create new insights and functionalities that website owners can leverage to further manage and grow their business online.  The App Market consists of apps that are developed by us or by third-party developers.  Our research and development team creates our Wix Apps, and also tests and evaluates apps created by third-party developers.  We have sales agreements with third-party developers and we are customarily entitled to a share in 30% of revenues from the sale of every third-party app purchased through our App Market.  We are responsible for the development, operation and maintenance of apps that we create, and the third-party developers are responsible for the apps that they create. However, we may remove a third-party app at any time if it does not meet our standards or for other reasons. In addition, we offer registered users the ability to purchase Google email services with addresses linked to their personal domain name. Wix Email features advanced filtering and search capabilities, as well as automatic mail forwarding and responding.  This product is integrated into our premium subscriptions, but is also available for purchase on a standalone basis.

WixShoutOut

In the third quarter of 2014, we launched WixShoutOut, an integrated email marketing product which enables registered users to easily create and send customized email campaigns, such as newsletters, updates and promotions directly from their Wix accounts. This is the first product that was built with the WixHive API, which enables formerly standalone apps to share their collected data and provide users with new capabilities and actionable information. WixShoutOut uses WixHive by accessing contact lists which are stored and managed in the users’ accounts, thus addressing the critical business need of effective client communication management. In the second quarter of 2015, we collaborated with Facebook to enable Wix registered users to maximize their audience reach. They can easily create Facebook Page ads based on their ShoutOut campaigns from the Wix platform. As of February 28, 2017, Wix ShoutOut had been used by more than 800,000 Wix registered users who have sent nearly 3 million ShoutOuts to approximately 1.26 billion contacts since its launch.

Wix Vertical and Professional Applications

We offer a robust and comprehensive platform for all business owners. As each business segment faces a unique set of challenges, we develop tailored products and solutions to address specific business needs. Such verticalized strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions are WixHotels, WixStores, WixMusic, WixBookings, WixRestaurants and WixPhotography. We intend to continue introducing additional solutions that offer a complete online business solution tailored to specific businesses.

•	WixStores

WixStores is our e-commerce solution which allows our registered users to create, design and manage an online store through which they may sell their products online and process payments using an integrated shopping cart app, which is already included in the subscription. WixStores users can tailor the style of the online store to their business, and with the secured shopping cart application, the users may accept payment for products or services through a variety of integrated payment solutions we offer, such as wallets, credit cards, and other types of offline payments such as cash on delivery, point of sale and bank transfers. We also provide registered users with the ability to manage inventory, provide coupons and set their own shipping and tax rules as part of our WixStores.

The WixStores platform provides online merchants the ability to create an online store and a full set of store management tools like payment processing, inventory management and shipping.  With improved mobile and social commerce features, WixStores is designed to integrate seamlessly with other components of the Wix platform, including Wix ShoutOut, WixHive and App Market offerings.  Combined with these products, WixStores enables merchants to create, manage and grow their online business from one cohesive environment.

•	WixBookings

Wix Bookings, which was launched in January 2016, is an end-to-end online appointment booking solution, giving small businesses an easy and effective way to connect with customers, manage appointments and group bookings, and acquire more business by allowing customers to book online.  The solution currently syncs with Google Calendar to help business owners keep track of appointments and scheduled classes, send reminders to customers, and collect payments, and is customizable for any type of business.  Wix Bookings users can also accept payments for services on their website through certain integrated payment solutions and can record their clients' bookings history to help them better manage their bookings interactions. Wix users can manage their Bookings schedule through their website or on their mobile phones using the Wix App which now includes full support for Bookings management.

•	WixHotels

WixHotels offers a complete booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals. This code-free product makes it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities using certain integrated payment solutions. Available through our hotel design templates and the Wix App Market, WixHotels is not limited to reservations made through the website. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place. As a result of certain engagements with third parties, hotel owners can accept and manage bookings that come through over 300 online travel agencies and marketplaces, such as Booking.com, Expedia and Travelocity. WixHotels users can also connect their site to TripAdvisor’s instant booking capabilities and can enhance the promotion of their business by easily connecting to Google Hotels Ads, and as a result increase their traffic and conversion rate. WixHotels is fully optimized for mobile devices, enabling potential travelers to book a room on the go.

•	WixMusic

WixMusic is a complete solution which includes an advanced music player, commission free sales, an easy to use digital asset management system, tracking and metrics, concert promotion and ticketing, fan management and communication tools and a range of specifically designed music website templates. All of these components are seamlessly packaged, empowering musicians to leverage the web to drive awareness and professionally promote and sell their music directly from their Wix websites. Optimized for mobile devices, WixMusic ensures music sharing and purchasing can continue on the go.

•	WixRestaurants

Wix Restaurants provides various solutions for restauranteurs, including Wix Restaurants Menus, Wix Restaurants Orders and Wix Restaurants Reservations. Wix Restaurants Menus enables restauranteurs to easily create a menu on their Wix website, using professionally created layouts offered on our site, and further enables restauranteurs to share their menu on their Facebook page, helping them to increase their exposure to potential customers, while managing their menu is a single platform. Wix Restaurants Orders is an online ordering solution for restauranteurs enabling them to receive takeout and delivery orders through their desktop and mobile Wix websites and to consequently grow their business and maintain a direct relationship with their customers. Restaurant owners can also accept payments on their site through certain integrated payment gateways. Orders are received by fax, email, the Wix dashboard, or using a tablet or mobile device running the Wix Restaurants mobile app. Wix Restaurants Reservations lets restaurant owners take online table reservations from their restaurant site and confirm and manage reservations via their Wix dashboard.

•	WixPhotography

Wix Photography is a comprehensive solution for photographers looking to create their portfolio and manage their business online. Our dedicated solution includes multiple templates custom designed for photographers, dozens of gallery layout options including specific features relevant for professional photographers, such as the ability to control the image quality, support multi images and video loads and more. In addition to a dedicated portfolio site to showcase their art, Wix offers photographers other relevant and customary tools such as the Wix Photo Albums app that enables event photographers to easily create an album site for their clients and enhance their exposure to other potential clients. Photographers registered with Wix can also use other applications to manage and grow their business including appointment management capabilities through Wix Bookings, marketing solutions such as Wix ShoutOut and customer relationship management tools.

•	Wix Video

In the fourth quarter of 2016, we launched Wix Video to allow our users to showcase, promote and sell videos on their Wix website. Users can create their own video channels, upload and stream videos in the highest quality, or easily add them from YouTube, Vimeo and Facebook, and feature their videos in fully customizable desktop and mobile layouts. Wix Video also includes the ability to monetize video content by offering our users sell, rent and offer monthly subscriptions to their users, commission free.

Customer Support

We offer our registered users the following support and services:

Wix Support and Call Center

Our customer solutions experts operate the Wix Support and Call Center.  Our customer solutions team is responsible for providing all of our registered users, including the free registered users, with direct and indirect support, including monitoring and updating forums for user questions and knowledge databases, such as our online automated ask-and-answer database.  Because our support team is able to address many of our registered users’ questions through these online and automated channels, direct customer support is often not needed to address user questions or technical issues.  However, our support staff does provide web-based technical support through email and through the use of ConnectWise Control and LogMeIn remote access software.  The Wix Call Center also provides telephonic support during U.S. business hours and email support during extended hours. We do not currently offer telephonic support outside of U.S. business hours.  Our Support and Call Center employees offer telephonic and email support in certain non-English languages, including French, Spanish, Portuguese, Italian, Russian, German, Japanese and Korean.  For example, our customer support staff and technical staff with Italian and Portuguese-language capabilities provide Italian and Portuguese-language support by updating forums in response to customer questions and updating knowledge databases and translating the how-to videos in the Wix Support Center.  We plan to hire additional employees with other fluencies as we add more languages.  As of December 31, 2016, we had over 200 Support and Call Center employees, located in both the United States and Israel.

Wix Premium Support

All of our premium subscriptions contain access to Wix Premium Support.  Those users with premium subscriptions receive access to all the benefits of the Wix Support Center and Call Center, but they also receive priority access to our team of customer solutions experts, who prioritize premium subscription questions and requests over other user questions.

Selling and Marketing

Our selling and marketing efforts focus primarily on online and offline advertising and we do not employ a direct sales force.

We market our solutions and apps to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers.  We are able to attract a high volume of users and premium subscriptions by offering free solutions and services and upgrades and improvements to our premium subscriptions.  We also offer 14-day refund period of our premium subscriptions.  As of December 31, 2016, we had approximately 97.3 million registered users and 2,465,160 premium subscriptions.

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

User Acquisition

We engage in online and offline advertising, with a focus on acquiring new users to our platform.  A majority of our premium subscriptions are generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser.  We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying registered users’ websites.  In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products.  Further, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions. In 2017, we are continuing to focus our marketing spending on channels that bring new users to visit, register and begin using our products and services.

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

Our marketing expenditures directed to advertising were $74.0 million in 2014, $87.6 million in 2015 and $113.2 million in 2016. Our marketing expenditures are directed toward the following channels:

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

Some of our marketing expenses are directed towards more traditional advertising, such as radio and television commercials mainly in the United States and United Kingdom.

•	Other expenditures

We maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their personal websites.  From time to time we also hold webinars, promotional contests, user meet-ups and public relations events at our Tel Aviv, New York and San Francisco offices.

User Retention

Once we attract visitors to our website, our preliminary goal is to register them as registered users.  Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site.  These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events.  We constantly seek to convert our registered users to purchase premium subscriptions by offering them enhanced functionalities. Registered users who convert to a premium subscription gain access to additional features such as, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions.  Registered users can choose between monthly, one-year, two-year or three-year premium subscription and as of December 31, 2016, 83% of our premium subscriptions were for one-year, two-year or three-year and 17% were monthly.  We seek to increase the number of premium annual subscriptions by offering seasonal promotions and discounts on annual subscriptions.  We also send our premium subscribers emails reminding them to renew their subscriptions before expiration, as well as coupons and other discounts on products and services.  We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium apps in our App Market.

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

WixJet

In the third quarter of 2014, we announced our new WixJet technology. WixJet is a complete restructuring of our platform’s software code. Offering a significantly leaner codebase, better modularization and improved testability, we believe that WixJet will enable us to develop and deploy new products, features and capabilities into our platform at a faster pace compared to our deployment in the past.

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

We currently process all of the payments using a billing system that enables our registered users to submit credit or debit card information for processing.  This system interfaces with a number of different payment gateway providers who then link to payment card processors and/or acquiring banks, based on the registered user’s jurisdiction.  With this system, we are not dependent on any single gateway provider or payment card processor.

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

Research and Development

As of December 31, 2016, we had 778 employees and contractors focused on research and development.  Our research and development team, which also includes our design team, is comprised of individuals with extensive experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel.  We also engage a team of developers in Ukraine through a third-party service organization and directly with local subcontractors in order to benefit from the significant pool of talent that is more readily available in that market. We have also engaged a team of local developers in Lithuania in order to benefit from the significant pool of talent that is readily available in that market.  Our research and development personnel focus primarily on developing new apps and product and service offerings, as well as quality assurance.

Our research and development spending was $57.8 million in 2014, $77.6 million in 2015 and $105.4 million in 2016.  We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base.  Our development strategy is focused on identifying updates and enhanced features for our existing offerings, and developing new offerings that are tailored to our registered users’ needs and often arise out of their suggestions.  For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades through the use of our automated request system on our website, which then enables us to quickly react to our registered users’ requests.    We also engage in A/B testing in order to measure the effectiveness of our upgrades and new product features.

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

Intellectual Property

Our success depends upon our ability to protect our core technology and intellectual property.  We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how.  In addition, we have filed a number of patent applications and continue to file for patents in order to protect our inventions. We have pending patent applications in the United States as well as in several additional jurisdictions worldwide. We also have pending PCT applications that may lead to additional patent applications. We cannot be certain that our applications will issue as patents.  We actively monitor innovation within our company so as to properly consider whether to file additional patent applications.  We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

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

The market for providing web-based website design and management software is evolving and highly fragmented today. We believe no provider currently offers a comprehensive, customizable, fully-integrated workflow solution to create and manage a professional digital presence comparable to ours.  However, some providers currently offer separate products or technologies that overlap with parts of our solution and could try to integrate these with other products to offer a more comprehensive solution in the future. Providers of these point products vary and include:

•	DIY template-based website design companies that help a business build a website such as Squarespace, Weebly and Jimdo;

•	offerings that provide e-commerce software enabling a merchant to sell goods online such as Shopify and BigCommerce;

•	software that enables a business to take and manage appointments and/or reservation schedules online, such as Mindbody and BookingSuite; and

•	solutions that help businesses market themselves online such as SEM and SEO providers, e-mail marketing solutions and online directory listing services.

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

In April 2016, the European Union adopted a a new General Data Protection Regulation which replaced the European Data Protection Directive (Directive 95/46/ED) and includes more stringent obligations for online businesses, such as conducting a data protection impact assessment for risky processing operations, introducing a more frequent need for the user’s consent, imposing an obligation to act on data breaches, restricting the collection and use of personal and “sensitive” personal data and expanding the legislative requirements for data processors, as well as introducing a stricter regime of enforcement.  Additionally, the regulation has an extra-territorial effect and regulates the European activities of businesses regardless of their location or the locations of their servers. The regulation will become applicable as from 25 May 2018. Should we become subject to these and other laws and regulations, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and we are likely to incur additional costs.

We may be defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the General Data Protection Regulation.  For example, among other things, we would be required to notify individuals if we process their data that their information is going to be collected and/or processed and for what specific purpose, provide a means for individuals to request access to their data, rectification, erasure and the right to withdraw consent for the data’s use, only retain data for a limited time and erase or review the data at the end of the limited period and to not transfer data outside the European Economic Area, to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain legitimizing steps.  The European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy in the electronic communications sector.  Pursuant to the requirements of some of those national laws introduced under the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a registered user’s terminal equipment (e.g., computer or mobile device).  These requirements predominantly regulate the use by companies of cookies and similar technologies.  Prior to providing such consent, registered users must receive clear and comprehensive information in accordance with the applicable national law about the access and storage of information.  Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user. These rules are also set to change in the future, as a proposal for an e-Privacy Regulation has been published by the EU Commission, aiming to cover all forms of digital tracking (cookies, iBeacons, etc.) as well as machine-to-machine communications (Internet of Things). Such e-Privacy Regulation would also likely apply as from 25 May 2018.

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

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 9,079 square meters (approximately 97,728 square feet) of leased office space.  We also lease additional office space in Beer-Sheva totaling approximately 617 square meters (approximately 6,644 square feet) and in Haifa totaling 50 square meters (approximately 538 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, information technology, customer support and administrative activities.  The leases for our Tel-Aviv offices expire on various dates between May 1, 2017 and January 31, 2021.

In the United States, we maintain offices in New York City, San Francisco and Miami. In New York, we lease approximately 6,000 square feet until April 30, 2018 and, in San Francisco, we lease 34,459 square feet for a period of seven years until February 28, 2021, of which we sublease approximately 11,000 square feet to third parties.  In Miami, we lease approximately 4,700 square feet for a period of three years until March 2019. Also in Miami, we have recently entered into a lease agreement for approximately 24,074 square feet for a period of seven years until March 2025. We expect to occupy this new space before the end of 2017 at which time we will terminate our existing lease in Miami. In Lithuania, we maintain offices in Vilnius, in Germany we maintain an office in Berlin, and in Brazil we maintain an office in Santana de Parnaiba near the city of Sao Paulo.

Legal Proceedings

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.	Organizational Structure

The legal name of our company is Wix.com Ltd. and we are organized under the laws of the State of Israel.  We have twelve wholly-owned subsidiaries:  Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix.com Services Mexico S de RL de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Colombia S.A.S. (Colombia), Wix.com Singapore, OpenRest Ltd. (Israel), Appixia Ltd. (Israel) and Loyalblocks Ltd. (Israel).

Our subsidiary Wix.com Inc. wholly owns DeviantArt, Inc. (Delaware, United States) which wholly owns DeviantArt Canada, Inc. (Canada), DeviantArt Music, Inc. (Delaware) and Dadotart Inc. (Delaware).

Our subsidiary Loyalblocks Ltd. (Israel), wholly owns Loyalblocks Ltd. (Delaware).

D.	Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B.—Business Overview—Facilities.”

Item 4A.         UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a leading global web development platform enabling businesses and organizations to take their businesses, brands and workflow online. As of December 31, 2016 we empower approximately 97.3 million registered users worldwide to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform that eliminates complex coding, supplanting the need for expensive design services.

Following our IPO in November 2013, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $16.50, resulting in net proceeds to us of approximately $93.6 million.

In 2016, we achieved significant growth as compared to 2015 as our registered users and premium subscriptions continue to increase and we continue to benefit from our expanded product offerings.  Our revenue was $290.1 million in 2016, which represented an increase of 43% from 2015.  Our future growth will depend, in part, on our ability to grow our registered user base and premium subscriptions and increasing user and subscription retention as well as to maintain and enhance our brand and reputation.  It will also depend in part on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

In 2017, we expect to continue to invest in long-term growth by continuing to invest significantly in our research and development efforts to expand our offering and enhance user experience.  In addition, we expect to continue to expand our marketing activities both in the United States and internationally.  We also expect to continue to make significant expenditures to upgrade our technology and network infrastructure to enable the release of offerings and applications and to scale for future growth.  To support these efforts, we expect to increase our workforce which will result in an increase of headcount related expenses, including share-based compensation.

How We Generate Revenues

We derive the substantial majority of our revenue from monthly, annual and longer-termed premium subscriptions for our solutions.  Annual and longer-termed subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues.  As a result, we provide incentives to drive annual and longer-termed subscriptions, including a lower average monthly price relative to a monthly subscription.  We have noticed, however, that promotions that further lower the effective price of an annual subscription can result in attracting users who do not renew their subscription once the promotion is no longer available.  We therefore seek to strike a balance between attracting annual subscriptions and maintaining a registered user base that is loyal to our offering.  As of December 31, 2016, 83% of our overall premium subscriptions were one-year, two-year or three-year subscriptions and 17% were monthly subscriptions.

In addition, we generate revenues from selling third-party domain registrations and from revenue sharing agreements with third-party developers for apps sold through our App Market.  We launched our App Market in the last quarter of 2012 and therefore generated negligible revenues from it in 2013 and 2014 and generated revenues of $2.8 million and $5.9 million in 2015 and 2016, respectively. Our solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free for an unlimited amount of time.  A premium subscription, which provides registered users with additional solutions such as, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions, can be purchased at any time.  Because we increase our pipeline of potential premium subscriptions by acquiring more registered users and over half of the new premium subscriptions in a typical month in recent periods were generated by registered users who registered in previous months, we are focused on building a large user base.  The number of new registered users we attract is therefore a key factor in growing our premium subscription base, which drives our revenues and collections.  Users that purchase premium subscriptions often decide to do so several months, quarters or years after initially registering with us.  Thus, in each period, new premium subscriptions include users who registered in that period as well as users who initially registered with us in previous periods.  We believe this characteristic of our business model provides us with a growing pipeline of potential subscriptions as our user base grows.

User Acquisition Spending

A majority of the premium subscriptions generated by users that registered during 2016 came from organic and direct sources, meaning visitors that reached us via unpaid search results or by typing the URL of our website in their browser.  Our selling and marketing spending to attract additional new registered users focuses primarily on online advertising.  The types of paid marketing channels that we target are primarily cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of our marketing expenses are directed towards more traditional advertising, such as radio and television commercials mainly in the United States and United Kingdom.

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

First Quarter 2010 User Cohort

The following chart summarizes the number of premium subscriptions that originated during each quarterly period, from the first quarter of 2010 to the fourth quarter of 2016, from the 919,221 registered users that first registered with us in the first quarter of 2010.  We refer to this group of registered users as our first quarter 2010 User Cohort.  The first quarter 2010 User Cohort is representative of trends we have seen in premium subscription originations, and we believe it is consistent with our registered users’ subscription purchasing behavior in recent periods.

Through December 31, 2016, the first quarter 2010 User Cohort generated a total of 89,387 new premium subscriptions and continued to generate premium subscriptions up through and during the first quarter of 2017.

Premium Subscriptions from First Quarter 2010 User Cohort

Historical First Quarter User Cohort Overview

The following chart summarizes the number of active premium subscriptions at the end of each quarter following the creation of each of our first quarter user cohorts for the years 2010 - 2016.  We observe apparent consistency in other quarterly user cohorts, which enables us to make efficient marketing investments.

As indicated in the following chart with respect to the first quarter 2010 User Cohort, at the end of this quarter, there were 18,513 active premium subscriptions that had been purchased by registered users from the first quarter 2010 User Cohort.  Twenty eight (28) quarters later, as of December 31, 2016, there were still 18,413 active premium subscriptions from registered users that originated from this same cohort.  We spent approximately $1.1 million in advertising expenses to acquire this user cohort.  Since originating, premium subscriptions from registered users in this cohort have resulted in aggregate revenues recognized of $16.3 million and $17.2 million in collections through the fourth quarter of 2016.  Approximately $0.9 million of deferred revenue relating to purchases by this user cohort remained outstanding at December 31, 2016.  Furthermore, this cohort continues to generate revenue and collections beyond that date.

Throughout the life of this cohort, registered users have exhibited many different behaviors that result in a greater number of active premium subscriptions 28 quarters after the cohort’s creation compared to the number of active premium subscriptions after just its first quarter of existence. Some registered users account for multiple premium subscriptions that are purchased throughout the cohort’s life. For example, registered users who are professional web designers often use our platform to support their business, building and designing sites for their own customers.  Some registered users may cancel a premium subscription because the site is no longer needed and repurchase a subscription several quarters later.  For example, a site created for an event that has occurred or a business that discontinues is no longer needed, but the registered user may repurchase a subscription for another event or a new business he creates in a subsequent quarter or year.  Some registered users may create and publish a free website only to purchase their first premium subscription many quarters after first becoming a registered user with Wix.

We believe these behaviors and trends that result in the existence of more premium subscriptions twenty eight (28) quarters after the initial quarter’s active premium subscriptions demonstrates the loyalty of our registered users and the increasing value of our registered user base as we continue to increase the number of our registered users and supports our election to invest in marketing to acquire a user cohort and generate premium subscriptions over several quarters and years.

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

Number of premium subscriptions at period end

We define this metric as the total monthly and annual premium subscriptions as of the end of the period.  A single registered user can purchase multiple premium subscriptions.  Because we derive the majority of our revenues and collections from premium subscriptions, we believe that this is a key metric in understanding our growth.  The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions.  Premium subscriptions terminate due to an active decision by a registered user not to renew their subscription or due to the failure of a registered user to update his or her credit card information upon expiration or termination.  Our renewal rates demonstrate our strong value proposition to our premium subscriptions.  We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users.  We measure the retention of our premium subscriptions on a cohort basis.  Subscriptions that are terminated are replaced by new subscriptions from users from the same cohort, generally at a similar rate. As observed in our first quarter 2010 user cohort, there are more active subscriptions in such cohort at the end of 2016 than existed when the cohort was acquired 28 quarters ago. We believe this demonstrates our strong renewal rates and our ability to replace terminated subscriptions with new subscriptions from the same cohort.

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2016 and related notes and the information contained elsewhere in this annual report.  Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

Sources of Revenues

We derive the substantial majority of our revenues from monthly and annual premium subscriptions by businesses, organizations, professionals and individuals to our various premium subscriptions, which include Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions.

We derive a small portion of our revenues from selling third-party domain registrations.  Revenues from domain name registrations accounted for approximately 8% of revenues in 2014, approximately 7% of revenues in 2015 and approximately 7% of revenues in 2016.  We also derive a small portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any app to which our registered users subscribe and also revenues from our own self developed apps.  Revenues from our App Market accounted for an insignificant portion of revenues in 2014, 2015 and 2016. We plan to increase the number of value-added services that we offer and the associated revenues we derive from these services.

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

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
North America	51%	51%	50%
Europe	27	27	27
Latin America	10	9	9
Asia and Others	12	13	14
Total	100%	100%	100%

We expect the percentage of revenues derived from outside of North America to increase over time as we continue to further penetrate internationally.  Additional international adoption of our solutions and services is driven by our ability to offer our platform in local languages and offer local billing solutions.  When penetrating new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities.  We currently offer our platform in seventeen languages— English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish and Czech. and we plan to add more languages in the future.  We have historically launched our platform in new markets without the need for local support staff.

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

Taxes on Income

Taxes on income consist mainly of taxes we pay or accrue due to our international activity. As of December 31, 2016, we had not yet generated taxable income in Israel.  At the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $95 million.  After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law.  Accordingly, if we generate taxable income in Israel during the benefit period, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which was 26.5% in 2014 and 2015, 25% in 2016, and will be 24% in 2017 and 23% in 2018 and thereafter.  Our benefit period currently ends in 2020.  Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.  For more information about the tax benefits available to us as a Beneficiary Enterprise, see “Item 10.E. Taxation.”

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in USD thousands)
Revenues	141,841	100.0	203,518	100.0	290,103	100.0
Cost of revenues	26,108	18.4	34,970	17.2	45,287	15.6
Gross profit	115,733	81.6	168,548	82.8	244,816	84.4
Operating expenses:
Research and development	57,832	40.8	77,647	38.2	105,368	36.3
Selling and marketing	97,742	68.9	120,010	59.0	156,512	54.0
General and administrative	15,803	11.1	19,526	9.6	26,968	9.3
Total operating expenses	171,377	120.8	217,183	106.7	288,848	99.6
Operating loss	(55,644)	(39.2)	(48,635)	(23.9)	(44,032)	(15.2)
Financial income, net	2,144	1.5	77	0.0	247	0.1
Other expenses	14	0.0	11	0.0	4	0.0
Loss before taxes on income	(53,514)	(37.7)	(48,569)	(23.9)	(43,789)	(15.1)
Taxes on income	3,052	(2.2)	2,765	(1.4)	3,107	(1.1)
Net loss	(56,566)	(39.9)	(51,334)	(25.3)	(46,896)	(16.2)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

RevenuesRevenues increased by $86.6 million, or 42.5%, from $203.5 million in 2015 to $290.1 million in 2016.  The substantial majority of this increase was driven by 39% growth in the number of premium subscriptions from 1,767,423 as of December 31, 2015 to 2,465,160 as of December 31, 2016. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses.

Collections increased by $100.4 million, from $241.7 million in 2015 to $342.1 million in 2016.  This increase was primarily due to an increase in premium subscriptions from 1,767,423 to 2,465,160.

Costs and Expenses

Cost of Revenues

Cost of revenues increased by $10.3 million, or 29.5%, from $35.0 million in 2015 to $45.3 million in 2016.  This increase was primarily attributable to an increase of $4.2 million in bandwidth and hosting costs, an increase of $3.2 million in domain name costs and increase of $1.7 million in payroll expenses comprised of increase of $1.2 million due to shifting from Part time employees to full time employees and $0.5 million in share-based compensation expense, and increase of $1.2 million related to allocated overhead expenses and other costs due to expanded activities.

Research and Development

Research and development expenses increased by $27.7 million, or 36%, from $77.6 million in 2015 to $105.4 million in 2016.  This increase was primarily attributable to an increase of $20.1 million in payroll, subcontractors and consultant fees, consisting of $14.8 million due to increased headcount from 609 to 778 to support our development plans and $5.3 million in share-based compensation expense.  The increase was also due to an increase of $7.6 million related to allocated overhead expenses and other development costs due to expanded activities.

Selling and Marketing

Selling and marketing expenses increased by $36.5 million, or 30%, from $120.0 million in 2015 to $156.5 million in 2016.  This increase was primarily attributable to an increase of $25.6 million in user acquisition costs and other marketing activities from $87.6 million in 2015 to $113.2 million in 2016 due to the expansion of advertising activities for our products and services, primarily via more traditional advertising, including radio and television commercials.  It also resulted from an increase of $5.2 million in payroll expenses consisting of an increase of $3.7 million due to increased headcount from 183 to 228 and an increase of $1.5 million in share-based compensation expense, an increase of $3.3 million in processing costs of our collections and an increase of $2.4 million in related allocated overhead expenses.

General and Administrative

General and administrative expenses increased by $7.5 million, or 38%, from $19.5 million in 2015 to $27.0 million in 2016.  This increase was primarily attributable to an increase of $5.2 million in payroll expenses, consisting of $3.1 million due to increased headcount from 75 to 110, and $2.1 million in share-based compensation expense. The increase was also due to an increase of $0.5 million in legal and audit costs and an increase of $1.8 million related to allocated overhead expenses and other costs primarily associated with consulting fee and services as public company.

Financial Income (Expenses), Net

Financial income, net increased by $0.2 million from net financial expenses of $0.1 million in 2015 to net financial income of $0.3 million in 2016.  Financial expenses in 2016 amounted to $1.3 million primarily related to $1.1 million due to exchange rate differences. Financial income in 2016 amounted to $1.6 million of which $0.7 million were in connection with the hedging transactions activity and $0.9 million in interest income.

Taxes on Income

Taxes on income increased by $0.3 million from $2.8 million in 2015 to $3.1 million in 2016. Taxes on income for 2016 were comprised of $2.1 million in taxes in Brazil, $0.8 million in taxes in the United States and $0.4 million in taxes related to the Israeli subsidiaries.

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

•	services for websites; and

•	purchase and registration of domain names;

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

The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded and our historical equity volatility.

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

We also award options that are subject to certain performance criteria: accordingly compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied. The company recognizes compensation expenses for the value of awards granted based on the accelerated method for performance based awards.

The total non-cash share-based compensation expense we recognized in our consolidated statement of operations was $13.9 million, $18.7 million and $28.0 million in the years ended December 31, 2014, 2015 and 2016, respectively.

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

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. As of December 31, 2016, we had a net operating loss carryforward of approximately $95 million and had recorded a valuation allowance against most of our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future.

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

Recent Accounting Standards Issued

See Note 2(w) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards issued that are of significance, or potential significance to us.

B.	Liquidity and Capital Resources

We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations.  In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million.

As of December 31, 2016, we had $93.1 million of cash and cash equivalents and $78.2 million in short-term deposits with a maturity date of less than one year. In addition, we had $0.9 million as restricted deposits that consisted of restricted bank deposits for our leases, credit card agreements and also deposits to secure our online merchant activity with one of our billing processors.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability.  Deferred revenues consist of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales.  We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues together with our other sources of liquidity.  As of December 31, 2016, we had a working capital of ($8.9) million, which included $147.0 million of short-term deferred revenues recorded as a current liability, and we also had $9.7 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for one to 12 months for premium subscriptions and one to 36 months for domain name registration sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months. In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

We expect to spend approximately $6 - $7 million in 2017 for capital expenditures, primarily related to leasehold improvements as we expand our office space. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion.  We may also seek to invest in or acquire complementary businesses or technologies.  To the extent that existing cash, cash from operations and net proceeds from the IPO are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing.  Additional funds may not be available on favorable terms or at all.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2014	2015	2016
	(in USD thousands)
Net cash provided by (used in) operating activities	(803)	20,876	40,573
Net cash used in investing activities	(60,708)	(28,668)	(8,393)
Net cash provided by financing activities	812	6,818	21,658

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities increased by $19.7 million in 2016 compared to 2015.  Our primary source of cash from operating activities has been cash collections from our premium subscriptions.  Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services.  We expect cash inflows from operating activities to be affected by increases in sales and the timing of collections.  We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2016, operating activities provided $40.6 million in cash, primarily resulting from increases of $52.0 million in short and long term deferred revenue balance due to increase in collections from our premium subscriptions and $34.1 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation, amortization and tax benefits related to the exercise of share options. These were offset primarily by our net loss of $46.9 million, a $6.3 million increase in prepaid expenses and other current and long-term assets and $1.8 million related to increase in trade receivables. These changes were offset by a $8.3 million increase in trade payables as a result of growth in our business and an increase of $3.0 million in employees and payroll accruals.

For the year ended December 31, 2015, operating activities provided $20.9 million in cash, primarily resulting from increases in short and long term deferred revenue balance due to increase in collection from our premium subscriptions and $25 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation, amortization and tax benefits related to the exercise of share options. These were offset primarily by our net loss of $51.3 million, a $5.4 million increase in trade receivable and $2.6 million related to increase in prepaid expenses and other current and long term assets. These changes were offset by a $7.5 million increase in trade payable as a result of growth in our business and an increase of $8.9 million in accrued expenses and other current liabilities.

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

Cash Used in Investing Activities

Cash used in investing activities was $8.4 million, $28.7 million and $60.7 million in 2016, 2015 and 2014, respectively.  Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for the acquisition of the share capital of Appixia Ltd. and OpenRest Ltd. and other intangible assets.

Cash Provided by Financing Activities

Cash provided by financing activities was $21.7 million, $6.8 million and $0.8 million in 2016, 2015 and 2014, respectively. Financing activities have consisted primarily of proceeds from the exercise of share options.

C.	Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania and Germany and contractors, either directly or through a third-party service organization, engaged in research and development activities for us in Ukraine.  Our research and development department is comprised of 778 employees and contractors.  In 2016, research and development costs accounted for approximately 36.3% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies.  We have filed a number of patent applications and continue to file for patents in the United States, Israel and Germany in order to protect our invention as well as PCT applications that may result in additional national applications.  As of December 31, 2016 we have 2 issued US patents and 24 pending US patent applications (some of which were also filed under PCT or in additional regions, adding a total of 112 non-US patent applications). No patent or patent application is material to the overall conduct of our business.

For a description of our research and development policies, see “Item 4.A. Business Overview—Research and development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements.  In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

Our significant operating lease contractual obligations as of December 31, 2016 are summarized in the following table:

	Payments Due by Period(1)
	Total	2017	2018	2019	2020	2021	2022
	(in USD thousands)
Operating lease obligations(2)	22,178	7,347	5,348	4,581	4,317	585	-
Uncertain tax obligations (3)	1,098	-	-	-	-	-	-
Total	23,276	7,347	5,348	4,581	4,317	585	-
____________
(1)	Does not include short-term obligations that accrue monthly and are payable to third-party distributors and Internet search providers.
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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of February 28, 2017:

Name	Age	Position
Executive Officers
Avishai Abrahami	45	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Giora Kaplan	46	Co-founder, Chief Technology Officer and Director
Lior Shemesh	47	Chief Financial Officer
Nir Zohar	39	President and Chief Operating Officer
Omer Shai	39	Chief Marketing Officer
Yaniv Even-Haim	42	Vice President of Research and Development
Directors
Mark Tluszcz(2)(4)	50	Chairman of the Board
Norbert Becker(1)(2)(4)	63	Director
Allon Bloch(4)	46	Director
Yuval Cohen(4)	54	Director
Ron Gutler(1)(2)(3)(4)(5)	59	Director
Erika Rottenberg(1)(2)(3)(4)	54	Director
Roy Saar(3)(4)	46	Director
____________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Independent director under the rules of NASDAQ
(5)	Lead independent director

Executive Officers

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our Board from November 2013 until February 2016, at which time he was appointed Honorary Chairman.  Mr. Abrahami currently serves as a member of the board of directors of SodaStream International Ltd. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Giora Kaplan is our Co-Founder, and has served as our Chief Technology Officer since March 2008, was our Co-Chief Executive Officer from 2006 to March 2008, and has served as one of our directors since 2006.  From 2004 to 2006, he served as a technology and product management consultant to several start-up companies.  Mr. Kaplan was the founder and Chief Executive Officer of Promotix Technologies Ltd., an Internet advertising and publishing company, from 1999 to 2001.  He also co-founded and served as Chief Technology Officer of Optimedia Ltd., an electronic and online publishing company, from 1992 to 1999.  Mr. Kaplan served in the Israeli Defense Forces’ elite computer intelligence unit from 1988 until 1991.

Lior Shemesh has served as our Chief Financial Officer since March 2013.  From December 2010 to January 2013, he served as Chief Financial Officer at Alvarion Ltd., a provider of optimized wireless broadband solutions.  From October 2008 to December 2010 he served as Alvarion’s Vice President of Finance.  From May 2003 to October 2008, Mr. Shemesh served as Vice President of Finance at Veraz Networks Inc., a provider of softswitch, media gateway and digital compression solutions.  Prior to this, Mr. Shemesh served as Controller, and later as Associate Vice President of Finance of the Broadband division, for ECI Telecom Ltd., a network infrastructure provider.  Mr. Shemesh holds a B.A. in Accounting and Economics, and an M.B.A. from Bar-Ilan University.

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

Directors

Mark Tluszcz has served as the Chairman of our board of directors since February 2016, as a member of our board of directors since June 2010 and as a member of our Compensation Committee as of May 2016.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg.  Mr. Tluszcz currently serves on the board of directors of STS Media, Inc. (trading as FreedomPop), JobToday S.A. and Galencium Health S.L. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Norbert Becker has served as a member of our board of directors since October 2014.  Mr. Becker serves on the board and committees of a number of private companies in the financial services industry, including as a director and a member of the audit and remuneration committee of Paypal Europe since 2008.  From 2005 until 2011, Mr. Becker served as a director, chairman of the audit committee, and a member of the remuneration committee of Skype S.à.r.l.  In 2007, Mr. Becker was one of the co-founders of Compagnie de Banque Privée, a private bank incorporated in Luxembourg and serves as Chairman. Prior to that, Mr. Becker held various senior executive positions in Andersen Worldwide and Ernst & Young Global and was appointed Global Chief Financial Officer of Ernst & Young.  Mr. Becker is involved with a number of international private equity firms, such as Edmond de Rothschild Group. Mr. Becker also served on the board of BIP Investment Partners, a public investment firm based in Luxembourg.  He is the managing director of Intesa Sanpaolo Holdings International S.A., which is wholly owned by Intesa Sanpaolo. Mr. Becker is the Chairman of Lombard International Assurance S.A and he is the founding partner and Chairman of Atoz, a tax advisory firm.  Mr. Becker earned a doctor honoris causa degree from Sacred Heart University, Fairfield, Connecticut and is a Trustee of the University. As previously disclosed, Mr. Becker regretfully informed us of his intention to retire from our board of directors due to personal health reasons, effective April 1, 2017.

Allon Bloch has served as a member of our board of directors since July 2016.  Mr. Bloch also served as a member of our board of directors from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a leading online US car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd, which does business as “mySupermarket”, a private online grocery shopping company.  Since July 2012, Mr. Bloch has also served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including Cyberark. Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company’s.  Mr. Bloch holds a B.Sc. in Biology from Tel Aviv University and an M.B.A. from Columbia University.

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

Ron Gutler has served as a member of our board of directors since July 2013, as our lead independent director since February 2016.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of CyberArk Software Ltd., an Israeli information security company, Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and CyberArk Software Ltd., an Israeli information security company traded on NASDAQ, and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Erika Rottenberg has served as a member of our board of directors since October 2014 and also, since 2015, serves on each of the Compensation, Audit and Nominating & Governance Committees. Since June 2016, Ms. Rottenberg also serves on the Board of Directors and on the Audit and Compensation Committees of Twilio, a leading cloud communications platform company. From July 2008 until September 2014, Ms. Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet. Prior to LinkedIn, Ms.  Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008. Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company.  Ms.  Rottenberg began her legal career at the Silicon Valley-based law firm of Cooley LLP where she practiced corporate and employment law.  Ms.  Rottenberg serves on advisory boards of private companies, and the boards of directors of the Girl Scouts of Northern California, the Center for Democracy and Technology (CDT) and the Silicon Valley Law Foundation. She holds a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

Roy Saar has served as a member of our board of directors since January 2007.  Since 2011 Mr. Saar has been a consultant to Mangrove III Investment Fund, a European venture capital firm.  In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers.  In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel.  Mr. Saar is currently a member of the board of directors of several private companies.  Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $10.6 million for the year ended December 31, 2016.  This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers.  This amount includes approximately 0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The share-based compensation for the year ended December 31, 2016 recorded in our financial statement due to options and RSUs granted to our directors and executive officers as a group related to (i) options to purchase 3,938,552 shares with exercise prices ranging from $0.00 to $31.65 and (ii) 222,055 RSUs.  The expiration date of such options is ten years after their date of grant.

Following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2016, or the Covered Executives (in thousands of U.S dollars). All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2016.

Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2016 of $342 in salary expenses and $98 in social benefit costs.

Mr. Giora Kaplan, Chief Technology Officer and Director. Compensation expenses recorded in 2016 of $342 in salary expenses and $100 in social benefit costs.

Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2016 of $316 in salary expenses and $73 in social benefit costs.

Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2016 of $315 in salary expenses and $64 in social benefit costs.

Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2016 of $306 in salary expenses and $75 in social benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the company’s executive compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined 2016 performance parameters set by the Compensation Committee and the Board of Directors.  The 2016 cash bonus expenses for Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai, as provided for in our 2016 financial statements (but paid during 2017), were $100,000 each. The cash compensation amounts were denominated in U.S. Dollars and were paid in Israeli Shekels at the exchange rate applicable on the date of payment.

From time to time, we grant options, RSUs and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item 6.C. “– Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2016, we granted our directors and executive officers options to purchase an aggregate of 612,658 shares and 99,221 RSUs under our equity incentive plans, with exercise price of these options ranging from $21.03 to $31.65, and their expiration date is 10 years from the date of grant or 90 days after the termination of the engagement with the company, whichever is earlier.  All such equity grants are subject to a vesting schedule over a four-year period, and the equity grants to our Chief Executive Officer and Chief Technology Officer were also subject to predetermined Company performance criteria set by the company’s Compensation Committee and Board of Directors.  We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2016 for the above 2016 options and RSU grants granted to Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai on February 9, 2016, of $338,000, $106,000, $213,000, $165,000 and $165,000, respectively.  The relevant amounts underlying the equity awards granted to our directors and officers during 2016, will continue to be expensed in our financial statements during the years 2017-2019 on account of the 2016 grants. Assumptions and key variables used in the calculation of such amounts are described in Note 8 to our audited consolidated financial statements included in Item 18 of this Annual Report.  All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer and Chief Technology Officer, also by the company’s shareholders in accordance with the Companies Law.

Compensation Program for Non-Executive Directors

In September 2016, our shareholders adopted a new compensation program for our non-executive directors. Pursuant to the new compensation program, we eliminated board and committee meeting fees and replaced them with an increased annual cash retainer.  The program also provides for a fixed, automatic equity grant mechanism for our non-executive directors.

Cash retainer. The annual retainer for board membership is $35,000, with the Chairman of the Board paid a supplemental annual fee of $40,000 and the lead-independent director paid a supplemental fee of $17,500.  Non-Israeli directors are also entitled to a supplemental annual travel time fee of $20,000 ($5,000 for each quarter during which a director attends meetings in Israel).

The annual retainer for committee membership is $8,000 for audit committee membership and $5,000 for membership of each of the compensation committee and the nominating and corporate governance committee.  The annual retainer for serving as chair of the audit committee, the compensation committee and the nominating and corporate governance committee is $20,000, $10,000 and $7,500, respectively.

Equity awards. Upon initial election to the board of directors, each non-executive director is granted an initial grant of 5,502 RSUs and options to purchase 16,504 ordinary shares.  Following the expiration of the initial grant, each non-executive director is granted annual awards, each of which is comprised of 1,906 RSUs and options to purchase 5,718 ordinary shares.  The options expire 10 years from the date of grant.  The fair value of the RSUs and options shall be determined in accordance with the Black-Scholes-Merton option pricing model on the date the applicable equity grants are approved by the board.

The initial grant vests in equal quarterly installments over three years, subject to continued service as a director through the applicable vesting dates.  The annual grants vest in equal quarterly installments over a one year period, commencing upon the expiration of the vesting period of the preceding equity grant, and subject to continued service as a director through the applicable vesting dates.  All grants are subject to a “double trigger” full acceleration vesting mechanism upon a “Change of Control” event.

In the case of non-executive directors who are Israeli residents, the exercise price of the options shall equal the average closing share prices of the ordinary shares on NASDAQ on the 30 trading days prior to the date of the first board meeting held immediately after the expiration of the preceding vesting period.  In the case of non-executive directors who are not Israeli residents, the exercise price of the options shall equal the closing share price of the ordinary shares on NASDAQ on the trading day of the first board meeting held immediately after the expiration of the preceding vesting period.

We will also reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the board or any committee in accordance with our policy.

Employee directors will receive no additional compensation for their service as a director; provided, however, that an executive director who ceases to be a company executive and is designated by the board as a non-executive director, shall be entitled to the same compensation as a non-executive director (other than the initial equity grant), commencing on the date such director is designated by the board as a non-executive director.

As of February 28, 2017, 10,745,959 ordinary shares are subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 4,555,562 ordinary shares issuable under currently exercisable share options.  As of February 28, 2017, 2,669,134 shares remained available for future grant under our share incentive plans.

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

2007 Share Option Plan

Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and October 27, 2011, or the 2007 plan.  The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants.  As of December 31, 2016, options to purchase 4,874,133 ordinary shares were outstanding under the 2007 plan.  The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

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

2013 Incentive Compensation Plan

We adopted our 2013 Incentive Compensation Plan, or the 2013 plan, which went into effect on October 15, 2013.  The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and to any other person whose services are considered valuable to us or any of our affiliates.  As of December 31, 2016, options to purchase 3,531,654 of our ordinary shares and 1,368,050 RSUs were outstanding under the 2013 plan.

In 2016, under the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 1,185,869 of our ordinary shares at a weighted average exercise price of $22.4 per share and 1,038,000 RSUs.

As of December 31, 2016, the number of shares that we may issue under the 2013 plan is 1,968,934 ordinary shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 7,500,000 shares.  Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or regrant, respectively, under the 2013 plan.  The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital.  On January 1, 2017, the number of ordinary shares reserved for the 2013 plan increased by 2,214,888.  The total number of ordinary shares reserved under the 2013 plan as of February 28, 2017 was 2,669,134.

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

The following is information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of February 28, 2017:

Our Co-Founder, Chief Executive Officer and Director, Mr. Avishai Abrahami, previously received five grants of options to purchase 816,510, 612,384, 240,000, 240,000 and 240,000 ordinary shares, at an exercise price of $0.33, $0.003, $19.82, $21.03 and $51.45, respectively, which options will expire if not exercised by December 31, 2020, July 28, 2023, February 10, 2025, February 9, 2026 and February 14, 2027, respectively.

Our Co-Founder, Chief Technology Officer and Director, Mr. Giora Kaplan, previously received five grants of options to purchase 680,424, 510,318, 75,000, 75,000 and 75,000 ordinary shares, at an exercise price of $0.33, $0.003, $19.82, $21.03 and $51.45, respectively, which options will expire if not exercised by December 31, 2020, July 11, 2023, February 10, 2025, February 9, 2026 and February 14, 2027, respectively.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees, full time Israeli consultants, and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full time consultants the right to purchase our ordinary shares under the ESPP.  The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares.  On January 1, 2017, the number of ordinary shares reserved for the ESPP increased by 442,978.  The total ordinary shares reserved under the ESPP as of February 28, 2017 was 508,742. On March 1, 2017, 117,564 ordinary shares were issued under the ESPP for the 6 months period from September 1, 2016 through February 28, 2017.

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

Each of our directors is appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual meeting of our shareholders.

Under our articles of association, our directors (are divided into three classes with staggered three-year terms.  Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.  Our directors are divided among the three classes as follows:

•
the Class I directors are Norbert Becker, Allon Bloch and Erika Rottenberg, and their terms expire at our annual meeting of shareholders to be held in 2017 (as described above, Mr. Becker is retiring from our board of directors due to personal health reasons, effective April 1, 2017);

•	the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2018; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2019.

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

Under our articles of association, the approval of the holders of at least 66 2/3% of the shares entitled to vote at a general meeting and voting in person or by proxy at the meeting is generally required to remove any of our directors from office.  In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office.  A director so appointed will hold office until the annual meeting of our shareholders for the year in which his or her term expires and after his or her successor is duly elected and qualified.

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

At present, the board of directors has chosen to separate the two roles of Chief Executive Officer and Chairman of the Board, as our current leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis. Mark Tluszcz serves as non-executive chairman of the board of directors and Ron Gutler serves as lead independent director.

Nevertheless, the board of directors recognizes that it is important to retain the organizational flexibility to determine whether the roles of the Chairman of the Board and Chief Executive Officer should be separated or combined in one individual. The board periodically evaluates whether the board leadership structure should be changed in light of specific circumstances applicable to us.

External Directors and New Israeli Regulations

Under the Companies Law, companies organized under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are generally required to appoint at least two external directors who meet the independence qualification requirements in the Companies Law.

However, pursuant to the recently adopted Israeli regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Companies Law) may elect not to appoint external directors to its board of directors and not to comply with the audit committee and compensation committee composition and chairman requirements of the Companies Law; provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ audit committee and compensation committee composition requirements.

In accordance with the relief regulations, our nominating and corporate governance and board of directors elected, in July 2016, not to appoint external directors to the board of directors and not to comply with the audit committee and compensation committee composition and chairman requirements of the Companies Law, and to transition Norbert Becker and Ron Gutler from serving as external directors to “regular” independent directors and to assign Norbert Becker as a Class I director and Ron Gutler as a Class II director.

Audit Committee

Composition Requirements

Under NASDAQ corporate governance rules and the Companies Law, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ron Gutler, Norbert Becker and Erika Rottenberg.  Ron Gutler serves as the Chairman of the audit committee.  All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules.  Our board of directors has determined that Ron Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

Each member of our audit committee is “independent” as such term is defined in the relevant NASDAQ rules and in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

As previously disclosed, on February 21, 2017, Yuval Cohen, a member of our board of directors, will replace Mr. Becker as a member of the audit committee following Mr. Becker’s retirement from our board of directors on April 1, 2017.

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

Additionally, under the Companies Law, an audit committee is required, among other things, to identify deficiencies in the administration of the company (including by consulting with the internal auditor), and recommend remedial actions with respect to such deficiencies, is responsible for reviewing and approving certain related party transactions, including determining whether or not such transactions are extraordinary transactions, and is required to adopt procedures with respect to processing employee complaints in connection with deficiencies in the administration of the company, and the appropriate means of protection afforded to such employees.  In addition, the audit committee is responsible to oversee the internal control procedures of the company.  Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders.  See “—Approval of Related Party Transactions under Israeli Law.” However, the audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be unaffiliated directors.

Compensation Committee

NASDAQ Listing and Companies Law Requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is also required to be independent under the additional NASDAQ rules relating to the independence of compensation committee members. Each member of our compensation committee satisfies those requirements.

Compensation Committee Role

Our compensation committee consists of Ron Gutler, Norbert Becker, Erika Rottenberg and Mark Tluszcz.  Ron Gutler serves as the Chair of the compensation committee.  Mr. Becker will resign from the compensation committee upon his retirement from our board of directors on April 1, 2017.

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

Additionally, under the Companies Law, the compensation committee’s duties include recommending compensation policies to the board of directors, overseeing compensation policy implementation and ratifying the compensation of executive officers.

Nominating and Governance Committee

Our nominating and governance committee consists of Ron Gutler, Erika Rottenberg and Roy Saar.  Ron Gutler serves as the Chairman of the nominating and governance committee.  Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities which include:

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

For additional information, see “—Compensation of Officers and Directors – Compensation Program for Non-Executive Directors.”

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

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company.  An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager.  Each person listed in the table under “Item 6.A. Directors, Senior Management and Employees” is an office holder under the Companies Law.

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

As of December 31, 2016, we had 1,284 employees, 1,053 of whom were based in Israel, 158 of whom were based in the United States, 66 of whom were based in the Lithuania, 3 of whom were based in Brazil and 4 were based in Germany.  Of our employees, 1,248 work full-time and 36 work part-time.  As of December 31, 2016, we also engaged the services of 77 contractors in Ukraine either directly or through a third-party service organization.  The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2014	2015	2016
Department
General and administration	57	75	110
Marketing	163	183	228
Research and development	462	609	778
Support and call center	216	252	245
Total	898	1,119	1,361

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

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2017 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership.  The percentage of shares beneficially owned is based on 44,839,342 ordinary shares outstanding as of February 28, 2017.  We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2017 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of February 28, 2017 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami(1)	1,557,891	3.4%
Giora Kaplan(2)	605,098	1.3%
Lior Shemesh(3)	87,434	*
Nir Zohar(4)	396,567	*
Omer Shai(5)	250,534	*
Yaniv Even-Haim(6)	33,580	*
Norbert Becker(7)	11,020	*
Allon Bloch(7)	2,292	*
Mark Tluszcz (8)	5,880,490	13.1%
Yuval Cohen(7)	30,917	*
Ron Gutler(7)	35,917	*
Erika Rottenberg(7)	22,952	*
Roy Saar(9)	223,678	*

All executive officers and directors as a group (13 persons)	9,138,370	19.6%
Principal Shareholders
Entities affiliated with Mangrove Capital Partners(10)	5,880,490	13.1%
T. Rowe Price Associates Inc. (11)	5,543,422	12.4%
Entities affiliated with Steadfast Capital Management (12)	3,824,000	8.5%
FMR LLC (13)	3,601,382	8.0%
__________
*	Less than 1%.
(1)	Shares beneficially owned consist of 246,891 shares and outstanding options to purchase 1,311,000 shares that are exercisable within 60 days of February 28, 2017.
(2)	Shares beneficially owned consist of 520,495 shares and outstanding options to purchase 84,603 shares that are exercisable within 60 days of February 28, 2017.
(3)	Shares beneficially owned consist of 18,332 shares and outstanding options to purchase 69,102 shares that are exercisable within 60 days of February 28, 2017.
(4)	Shares beneficially owned consist of 302,478 shares and outstanding options to purchase 94,089 shares that are exercisable within 60 days of February 28, 2017.
(5)	Shares beneficially owned consist of 191,476 shares and outstanding options to purchase 59,058 shares that are exercisable within 60 days of February 28, 2017.
(6)	Shares beneficially owned consist of 11,457 shares and outstanding options to purchase 22,123 shares that are exercisable within 60 days of February 28, 2017.
(7)	Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2017.
(8)
Shares beneficially owned consist solely of shares beneficially owned by entities affiliated with Mangrove as of February 28, 2017 and over which Mr. Tluszcz may be deemed to share voting and dispositive power. See note (10) below.

(9)	Shares beneficially owned consist of 218,913 shares and options to purchase 4,765 shares that are exercisable within 60 days of February 28, 2017.
(10)
Based on a Schedule 13G/A filed by Mangrove II Investments Sarl on January 24, 2017 and other information available to us, shares beneficially owned consists of 5,793,319, shares held by Mangrove II Investments Sarl, and 87,171 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Willibrord Ehses and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg. Mangrove Partners SCSp is managed by Mangrove Founders Sarl, a company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove Partners SCSp are Hans-Jurgen Schmitz and Willigrord Ehses.

(11)
This information is based upon a Schedule 13G filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and T. Rowe Price New Horizons Fund, Inc. (“T. Rowe Price New Horizons”) with the SEC on February 7, 2017. Shares beneficially owned consist of 5,543,422 shares held by T. Rowe Price New Horizons and T. Rowe Price, both of which are companies incorporated and organized under the laws of the state of Maryland, United States. T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and an Investment Company registered under Section 8 of the Investment Company Act of 1940. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202

(12)
This information is based upon a Schedule 13G/A filed by Robert S. Pitts, Jr., Steadfast Capital Management LP (“Steadfast Management”), Steadfast Advisors LP (“Steadfast Advisors”), Steadfast  Long Financial LP (the “Long Investment Manager”), Steadfast Capital, L.P. (“Steadfast Capital”), American Steadfast, L.P. (“American Steadfast”), Steadfast International Master Fund Ltd. (the “Offshore Fund”) and Steadfast Long Capital, L.P. (“Long Capital”) (collectively, the “Steadfast Affiliates”) with the SEC on January 31, 2017. Mr. Pitts (beneficial owner of 3,824,000 ordinary shares) is the controlling principal of Steadfast Management (beneficial owner of 3,632,166 ordinary shares), Steadfast Advisors (beneficial owner of 157,874 ordinary shares) and the Long Investment Manager (beneficial owner of 33,970 shares). Steadfast Advisors has the power to vote and dispose of the securities held by Steadfast Capital (beneficial owner of 157,864 ordinary shares). Steadfast Management has the power to vote and dispose of the securities held by American Steadfast (beneficial owner of 1,289,819 ordinary shares) and the Offshore Fund (beneficial owner of 2,342,347 ordinary shares). The Long Investment Manager has the power to vote and dispose of the securities held by Long Capital (beneficial owner of 33,970 ordinary shares). The Offshore Fund lists its address as c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108. The other Steadfast Affiliates list their address as 450 Park Avenue, 20th Floor, New York, New York 10022.

(13)
This information is based upon a Schedule 13G/A filed by FMR LLC (“FMR”), with the SEC on February 14, 2017. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G/A, FMR has sole voting power over 490,042 shares and sole dispositive power over 3,601,382 shares.  Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

Registered Holders

As of February 28, 2017, we had 2 holders of record of our ordinary shares in the United States including Cede & Co., the nominee of The Depository Trust Company.  These shareholders held in the aggregate 38,197,515 ordinary shares, representing 85.2% of the 44,839,342 outstanding ordinary shares as of February 28, 2017.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights

Our shareholders’ agreement entitles certain of our shareholders to registration rights.  In accordance with this agreement, and subject to conditions listed below, entities which are entitled to registration rights include the company’s founders and the entities affiliated with Mangrove Capital Partners.

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

Israeli Voluntary Regulatory Disclosure

In September 2013, we voluntarily approached the Israeli Ministry of Finance and asked for its formal position regarding the applicability of The Israeli Trading with the Enemy Ordinance—1939, or the Ordinance, to the type of services that we provide.  The Ordinance prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries.  The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria, or Israeli Sanctioned Countries.  The Ordinance was enacted in 1939 and does not expressly address online services.  We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services that we provide.

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

No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013.  Prior to that date, there was no public trading market for our ordinary shares.  Our IPO was priced at $16.50 per share on November 5, 2013.  The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
Annual:	(in USD)
2016	14.79	52.50
2015	16.72	28.63
2014	14.28	32.69
2013 (beginning November 6, 2013)	16.19	28.89
Quarterly:
First Quarter 2017 (through March 26, 2017)	44.45	71.10
Fourth Quarter 2016	38.65	52.50
Third Quarter 2016	30.31	49.49
Second Quarter 2016	19.70	30.42
First Quarter 2016	14.79	23.25
Fourth Quarter 2015	16.72	25.56
Third Quarter 2015	17.02	28.63
Second Quarter 2015	18.64	25.82
First Quarter 2015	17.01	21.75

Most Recent Six Months:
March 2017 (through March 26, 2017)	60.45	71.10
February 2017	51.05	66.90
January 2017	44.45	56.85
December 2016	42.80	49.85
November 2016	38.65	52.50
October 2016	38.90	47.00

As of March 26, 2017 the last reported sale price of our ordinary shares on NASDAQ was $66.65 per share. As of February 28, 2017, we had 11 holders of record of our ordinary shares, including Wix.com Ltd. ESOP, Tamir Fishman Trust 2004 Ltd. and CEDE & Co. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.          ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 44,839,342 shares are issued and outstanding as of February 28, 2017.

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

Our prior articles were replaced in November 2013 by new articles of association and at which time all of our issued and outstanding preferred shares converted into ordinary shares.  The description below is a summary of the material provisions of our new articles of association (as further amended in September 2016) and of the Companies Law.

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

Election and Removal of Directors

Our board of directors is divided into three classes with staggered three year terms.  Only one class of directors is elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms.  Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions).  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting.  Shareholders may only remove a director upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares having the right to vote at a general meeting of shareholders and voting in person or by proxy at the meeting.  Vacancies on our board of directors may only be filled by the vote of a simple majority of the directors then in office as described under “Item 6.C. Directors, Senior Management and Employees—Board Practices” For additional information regarding the election of and voting by directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

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

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis.  Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.  See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above. As of December 31, 2016 we did not utilize any of the benefits for which we were eligible under the Investment Law.

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Similarly to “Beneficiary Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% and 9% in 2014 and thereafter. Dividends paid out of income attributed to a Preferred Enterprise during 2014 and thereafter are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if afterward distributed to individuals or non-Israeli company a withholding of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits under the Grant Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise under the Alternative Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

Currently, we have yet to decide whether to apply the benefits of the 2011 Amendment to us.  There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future or that we will be entitled to any additional benefits thereunder.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The new tax tracks under the Amendment are as follows: Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%). Special technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017. Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 2% on annual taxable income exceeding NIS 803,520 in 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Based on the composition of our income and the composition and estimated fair market value of our assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2016.  However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the year.  Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years.  There can be no assurance that we will not be considered a PFIC for any taxable year.  Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC.  If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.  Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2016, approximately 69% of our revenues were denominated in U.S. dollars and approximately 31% in other currencies, primarily in Euros, British Pounds and Brazilian Reals.  In addition, in 2016, approximately 62% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 35% in New Israeli Shekels.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

Our primary processing provider converts payments collected from our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payment are not received in dollars this does not overall reduce our exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2016	(1.1)
2015	8.6
2014	(0.9)
2013	(6.4)
2012	7.8

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period.  Negative figures represent depreciation of the U.S. dollar compared to the NIS.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net loss by approximately $12 million in 2016.

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

Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar.  Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods.  As of December 31, 2016, we had $131 million of cash and cash equivalents and restricted deposits denominated in U.S. dollars and $41 million denominated in other currencies, primarily NIS, Euro, British Pounds and the Brazilian Real.

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

As a result, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $16.50, resulting in net proceeds to us of approximately $93.6 million.

From the effective date of the registration statement and until December 31, 2016, we have used existing cash and the net proceeds of the IPO for working capital and other general corporate purposes.  We may also use all or a portion of the net proceeds to hire additional personnel for our research and development and support and call center functions, and to increase our selling and marketing expenses focused on user acquisition.  We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.         CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2016 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2016.  The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16B.      CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to its executive officers, directors and all other employees.  A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department.  Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver through the filing of a Form 6-K or on our website.  We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We granted no waivers under our code of ethics in 2016.

Item 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2016 and 2015:

	2015	2016
	(in USD thousands)
Audit Fees	419	426
Audit-Related Fees	75	30
Tax Fees	45	74
Total	539	530

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

Item 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.         FINANCIAL STATEMENTS

Not applicable.

Item 18.         FINANCIAL STATEMENTS

See pages F-2 through F-43 of this annual report.

Item 19.         EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wix.com Ltd.
By: /s/ AVISHAI ABRAHAMI
Date: March 28, 2017
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

AS OF DECEMBER 31, 2016

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD.

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. (the "Company") and its subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive loss, changes in shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wix.com Ltd. internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2017 expressed an unqualified opinion thereon.
/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD.

We have audited Wix.com Ltd. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based upon the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Wix.com Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2016 consolidated financial statements of Wix.com Ltd. and our report dated March 28, 2017 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2017	A Member of Ernst & Young Global

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	December 31,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,226	$93,064
Short-term deposits	70,773	78,240
Restricted deposit	3,851	931
Trade receivables	6,461	8,279
Prepaid expenses and other current assets	11,989	17,346

Total current assets	132,300	197,860

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	2,200	2,622
Property and equipment, net	8,734	8,750
Intangible assets, net	4,463	3,716
Goodwill	1,736	1,736

Total long-term assets	17,133	16,824

TOTAL ASSETS	$149,433	$214,684

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2016

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$12,280	$20,709
Employees and payroll accruals	15,210	20,230
Deferred revenues	100,561	146,987
Accrued expenses and other current liabilities	20,016	18,847

Total current liabilities	148,067	206,773

LONG-TERM LIABILITIES:
Long-term deferred revenues	4,206	9,746
Long-term deferred tax liabilities	890	634
Other long term liabilities	75	-

Total long-term liabilities	5,171	10,380

TOTAL LIABILITIES	153,238	217,153

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIENCY:
Ordinary shares of NIS 0.01 par value – Authorized: 500,000,000 shares at December 31, 2015 and 2016; Issued and outstanding: 40,272,846 and 44,297,761 shares at December 31, 2015 and 2016, respectively;	64	74
Additional paid-in capital, net	192,791	241,154
Other comprehensive loss	(248)	(389)
Accumulated deficit	(196,412)	(243,308)

Total shareholders' deficiency	(3,805)	(2,469)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$149,433	$214,684

The accompanying notes are an integral part of the consolidated financial statements.

March 28, 2017
Date of approval of the	Lior Shemesh	Avishai Abrahami
Consolidated financial statements	Chief Financial Officer	Chairman of the Board and Chief Executive Officer

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2015	2016

Revenues	$141,841	$203,518	$290,103
Cost of revenues	26,108	34,970	45,287

Gross profit	115,733	168,548	244,816

Operating expenses:

Research and development	57,832	77,647	105,368
Selling and marketing	97,742	120,010	156,512
General and administrative	15,803	19,526	26,968

Total operating expenses	171,377	217,183	288,848

Operating loss	(55,644)	(48,635)	(44,032)
Financial income, net	2,144	77	247
Other expenses	14	11	4

Loss before taxes on income	(53,514)	(48,569)	(43,789)
Taxes on income	3,052	2,765	3,107

Net loss	$(56,566)	$(51,334)	$(46,896)

Basic and diluted net loss per ordinary share	$(1.49)	$(1.30)	$(1.12)

Other comprehensive loss

Foreign currency translation differences	(87)	-	-
Unrealized gains (loss) on foreign currency cash flow hedge	(2,600)	2,702	(141)

Other comprehensive income (loss) for the period	(2,687)	2,702	(141)

Total comprehensive loss	$(59,253)	$(48,632)	$(47,037)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Other comprehensive loss	Accumulated	Total Shareholders'
	Shares	Amount	capital		deficit	deficiency

Balance as of January 1, 2014	37,493,217	$60	$151,011	$(263)	$(88,512)	$62,296

Exercise of options and warrants	925,976	3	939	-	-	942
Tax benefit related to exercise of share options	-	-	728	-	-	728
Share-based compensation	-	-	13,937	-	-	13,937
Other comprehensive loss	-	-	-	(2,687)	-	(2,687)
Net loss	-	-	-	-	(56,566)	(56,566)

Balance as of December 31, 2014	38,419,193	63	166,615	(2,950)	(145,078)	18,650

Exercise of options and warrants	1,853,653	1	6,817	-	-	6,818
Tax benefit related to exercise of share options	-	-	609	-	-	609
Share-based compensation	-	-	18,750	-	-	18,750
Other comprehensive income	-	-	-	2,702	-	2,702
Net loss	-	-	-	-	(51,334)	(51,334)

Balance as of December 31, 2015	40,272,846	$64	$192,791	$(248)	$(196,412)	$(3,805)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Other comprehensive loss	Accumulated	Total shareholders'
	Shares	Amount	capital		deficit	deficiency

Balance as of December 31, 2015	40,272,846	$64	$192,791	$(248)	$(196,412)	$(3,805)
Exercise of options	4,024,915	10	19,584	-	-	19,594
Tax benefit related to exercise of share options	-	-	731	-	-	731
Share-based compensation	-	-	28,048	-	-	28,048
Other comprehensive loss	-	-	-	(141)	-	(141)
Net loss	-	-	-	-	(46,896)	(46,896)

Balance as of December 31, 2016	44,297,761	$74	$241,154	$(389)	$(243,308)	$(2,469)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Cash flows from operating activities:
Net loss	$(56,566)	$(51,334)	$(46,896)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	2,662	4,999	4,538
Amortization	153	636	747
Share based compensation expenses	13,937	18,750	28,048
Tax benefit related to exercise of share options	728	609	731
Interest and exchange rate on short-term and long-term deposits	955	(805)	(669)
Deferred taxes, net	81	(111)	(317)
Increase in trade receivables	(383)	(5,411)	(1,818)
Increase in prepaid expenses and other current and long-term assets	(6,491)	(2,597)	(6,284)
Increase in trade payables	618	7,483	8,290
Increase in employees and payroll accruals	7,767	1,565	2,956
Increase in short term and long term deferred revenues	29,706	38,169	51,966
Increase (decrease) in accrued expenses and other current liabilities	6,016	8,923	(719)
Other, net	14	-	-

Net cash provided by (used in) operating activities	(803)	20,876	40,573

Cash flows from investing activities:
Proceeds from short-term and restricted deposits	1,989	60,162	49,392
Investment in short-term and restricted deposits	(51,581)	(82,038)	(53,270)
Purchase of property and equipment	(5,619)	(6,342)	(4,415)
Payments for businesses acquired (Schedule A)	(4,295)	-	-
Acquisition of intangible assets	(1,202)	(450)	(100)

Net cash used in investing activities	(60,708)	(28,668)	(8,393)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares in IPO, net	(130)	-	-
Proceeds from exercise of options and ESPP shares	942	6,818	21,658

Net cash provided by financing activities	812	6,818	21,658

Effect of exchange rate change on cash and cash equivalents	(359)	-	-

Increase (decrease) in cash and cash equivalents	(61,058)	(974)	53,838
Cash and cash equivalents at the beginning of the period	101,258	40,200	39,226

Cash and cash equivalents at the end of the period	$40,200	$39,226	$93,064

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Supplemental disclosure of cash flow activities:

Non-cash purchase of property and equipment	$157	$518	$482
Cash paid during the year for taxes	$1,426	$2,226	$2,644

Schedule A - payments for business acquired

Estimated fair value of assets acquired and liabilities assumed at the date of the acquisition was as follows:

Goodwill and other intangible assets	$5,161	$-	$-
Deferred tax liability	(866)	-	-

	$4,295	$-	$-

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

The Company has established a number of subsidiaries in local jurisdictions to comply with local law requirements regarding payment collection, (Wix.com, Inc. (the "U.S. Subsidiary"), Wix.com Brasil Serviços de Internet Ltda. (the "Brazilian Subsidiary"), Wix.com Luxemburg S.a.r.l (the "Luxembourgian Subsidiary"), Wix.com Services Mexico S de RL de C.V. (the "Mexican Subsidiary"), Wix Com India Private Limited (the “Indian Subsidiary) and Wix.com Colombia S.A.S (the "Colombian Subsidiary"). During 2016 the Company established new Entity in Singapore and as of December 31, 2016 the Singapore Subsidiary and the Colombian Subsidiary had not yet commenced their operations. In addition, the Company established wholly-owned subsidiaries in Lithuania under the name Wix.com UAB (the "Lithuanian Subsidiary") and in Germany under name (the "Wix.com Germany GmbH") which is engaged in R&D activity.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification ("ASC") No. 830 "Foreign Currency Matters" ("ASC No. 830"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of comprehensive loss as financial income or expenses, as appropriate.

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

Short-term deposits are deposits with maturities over three months and of up to one year. As of December 31, 2015 and 2016, the Company's bank deposits were denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 1.22% and 1.28%, respectively. Short-term deposits are presented at their cost, including accrued interest.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises, for the Company's credit cards, and as a security for the Company's hedging activities. As of December 31, 2015 and 2016 the Company's bank deposits were in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.36% and 0.05%, respectively. Restricted deposits are presented at their cost, including accrued interest.

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

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2014, 2015 and 2016, no impairment losses have been identified.

i.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC topic 350, "Intangible - Goodwill and other", ("ASC No. 350") goodwill is not amortized, but rather is subject to impairment test. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company operates in one reporting segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 5 to 9 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2014, 2015 and 2016, no impairment losses have been recognized.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The net fair value of derivative instruments balance as of December 31, 2015, totaled $ 140, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 747 and as accrued expenses and other current liabilities in the amount of $ 607. The net fair value of derivative instruments balance as of December 31, 2016 totaled $ 67, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 606 and as accrued expenses and other current liabilities in the amount of $ 539.

In the years ended December 31, 2014, 2015 and 2016, the Company recorded as operating income (expenses) net from hedging transactions in the amount of ($1,358), ($2,102) and $ 831, respectively.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments, rent and other overhead vendors during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portionsof its forecasted salary, rent and other overhead cash flow denominated in NIS. These option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, based on third party valuation.

As of December 31, 2016, the amount recorded in accumulated other comprehensive loss from the Company's currency option transactions is $ 6. At December 31, 2016, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 84,866. The foreign exchange forward and options contracts will expire through 2017.

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Brazilian Real, Mexican Pesos and Japanese Yen and expenses in NIS. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2016, the notional amounts of foreign exchange forward contracts into which the Company entered were $ 23,153. The foreign exchange forward and option transactions will expire through 2017.

The net fair value of derivative instruments balance as of December 31, 2015, totaled $ 430, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 612 and as accrued expenses and other current liabilities in the amount of $ 182. The net fair value of derivative instruments balance as of December 31, 2016 totaled $ 615, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 933 and as accrued expenses and other current liabilities in the amount of $ 318.

In the years ended December 31, 2014, 2015 and 2016, the Company recorded net financial income, net from hedging transactions in the amount of $ 3,294 , $ 2,085 and $ 748, respectively.

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

Severance expense for the years ended December 31, 2014, 2015 and 2016, amounted to $ 3,031, $ 4,038 and $ 5,411 respectively.

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

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2014, 2015 and 2016, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $ 102, $ 121 and $ 167, respectively.

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

-	Services for websites; and
-	Purchase and registration of domain name;

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

The Company evaluates periodically Research and development costs related to the online platform that may be eligible for capitalization in accordance with ASC 350-40 "internal-use software". During 2014, 2015 and 2016 the Company did not capitalize any costs and concluded that all research and development cost should be expensed as incurred.

o.	Advertising expenses:

Advertising expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements. Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2014, 2015 and 2016 amounted to $ 73,991, $ 87,567 and $ 113,151, respectively.

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Some of the options granted are subject to certain performance criteria: accordingly compensation expense is recognized for such awards when it become probable that the related performance condition will be satisfied. The company recognizes compensation expenses for the value of awards granted based on the accelerated method for performance based awards.

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

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, related to balance sheet classification of deferred taxes. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in the statement of financial position, thereby simplifying the current guidance that requires an entity to separate deferred assets and liabilities into current and noncurrent amounts.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASU 2015-17 in 2016 and as a result, the Company made the following adjustments to the 2015 balance sheet: a $265 decrease of current deferred tax liabilities to noncurrent deferred tax liability.

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

For the years ended December 31, 2014, 2015 and 2016, all outstanding options and RSU’s have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive and the total options and RSU’s that have been excluded from the calculations was 11,267,917, 11,470,910 and 9,773,837, respectively.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accumulated other comprehensive loss was comprised as follows:

	Year ended December 31,
	2014	2015	2016

Accumulated foreign currency translation differences	$(383)	$(383)	$(383)
Accumulated income (loss) on derivatives	(2,567)	135	(6)

Total accumulated other comprehensive loss, net	$(2,950)	$(248)	$(389)

Year ended December 31, 2016

Beginning Balance	$(248)
Other comprehensive income before reclassifications	690
Amounts reclassified from accumulated other comprehensive income	(831)
Net current period other comprehensive loss	(141)
Total accumulated other comprehensive loss	$(389)

t.	Concentration of credit risks:

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

v.
Government grants:

Government grants received by the Company relating to categories of operating expenditures are credited to the consolidated statements of operations during the period in which the expenditure to which they relate is charged.  Salary bearing grants from the Ministry of Economy and Industry of Israel for funding certain approved positions are recognized at the time when the Company is entitled to such grants, on the basis of the related costs incurred, and included as a deduction from salary expenses.

The Company recorded grants in the amounts of $425 for the year ended December 31, 2016. The conditions to receive these grants are based on actual certain approved HC position. The company may be subject to penalties if certain criteria under the grants are not met.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	The impact of recently issued accounting standards still not effective for the Company as of December 31, 2016 is as follows:

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09 guidance on revenue from contracts with customers that will supersede the existing revenue recognition guidance and clarify the principles for recognizing revenue. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

The guidance determines a five-step model for recognizing revenue from contracts with customers:
1.	Identifying the contract
2.	Identifying performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to separate performance obligations
5.	Recognizing revenue

Other major provisions include, among others, consideration of the time value of money in the transaction price and requiring estimates of variable consideration. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

The effective date was deferred for one year to the interim and annual periods beginning on or after December 15, 2017.

The Company has established an implementation team and has started analyzing the impact of the guidance. The Company is in the process of reviewing its current accounting policies and practices to identify potential differences that would result from applying the requirements of the guidance to its revenue contracts.

 With the assessment in its progress, the Company identified the following areas that may be affected:

i.	Estimations of the transaction price due to variable consideration and significant financing component.
ii.	Assessment of when control of certain promised performance obligations, aside from the Company's premium subscriptions, are transferred to the customer.

In addition, the Company is in the process of identifying appropriate changes to its business processes, systems and controls to support recognition and disclosure under the new guidance.

The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method. We expect to select transition method once we finalized our analysis to the standard.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The FASB has issued, and may issue in the future, interpretive guidance which may cause our evaluation to change. We believe we are following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

Financial Instruments

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

Leases

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

Stock Compensation

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation”, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company will adopt this ASU on its effective date of January 1, 2017. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

Statement of Cash Flow

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 is intended to reduce diversity in practice of how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for public entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

Intangibles Assets

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The standard will become effective for us beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted.

The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

NOTE 3:-  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2015	2016

Government authorities	$651	$588
Hedging transaction asset	1,359	1,539
Prepaid expenses	8,819	11,820
Other current assets	1,160	3,399

	$11,989	$17,346

NOTE 4:-  PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2015	2016

Cost:
Leasehold improvements	$10,451	$12,127
Computers, peripheral equipment and electronic equipment	6,242	6,693
Office furniture and equipment	2,037	2,556

	18,730	21,376

Less accumulated depreciation	9,996	12,626

Depreciated cost	$8,734	$8,750

Depreciation expense amounted to $ 2,662, $ 4,999 and $ 4,538 for the years ended December 31, 2014, 2015 and 2016, respectively.

During 2016, the Company recorded a reduction of approximately $ 1,908 to the cost and accumulated depreciation of fully depreciated equipment no longer in use, following an assessment made by the Company.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-  INTANGIBLE ASSETS, NET

	December 31,
	2015	2016

Cost:
Technology	$5,252	$5,252

	5,252	5,252

Less accumulated amortization	789	1,536

Intangible assets, net	$4,463	$3,716

 Estimated amortization expense for the years ended:

December 31, 2016

2017	$746
2018	746
2019	746
2020	696
2021-2023	782

$3,716

Amortization expense amounted to $ 153, $ 636 and $ 747 for the years ended December 31, 2014, 2015 and 2016, respectively.

NOTE 6:-  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2015	2016

Accrued expenses	$18,129	$16,892
Hedging transaction liability	789	857
Uncertain tax positions	1,098	1,098

	$20,016	$18,847

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its Subsidiaries rent their facilities under various operating lease agreements, which expire through 2021. In addition the Company leases certain motor vehicles under certain car operating lease agreement. The minimum rental payments under operating leases as of December 31, 2016, are as follows:

Rental of premises

2017	7,347
2018	5,348
2019	4,581
2020	4,317
2021	585

22,178

The Company leases motor vehicles under cancelable operating lease agreements. The Company has an option to be released from this agreement, which may result in penalties in a maximum amount of $ 171 as of December 31, 2016.

Total rent expenses for the years ended December 31, 2014, 2015 and 2016 were $ 4,616, $ 6,242 and $ 6,719, respectively.

Total motor vehicle lease expenses for the years ended December 31, 2014, 2015 and 2016 were $ 484, $ 650 and $ 798, respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Pledges:

The Company has pledged bank deposits in the amount of $ 721, in connection with an office lease agreement, credit cards and hedging transactions.

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

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	Composition of shares capital of the Company:

December 31, 2015		December 31, 2016
Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

500,000,000	40,272,846	500,000,000	44,297,761

b.	Ordinary shares:

The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation after all the preferred shares received their preference amount in full as detailed below.

c.	Share based payment:

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

Under the Plans, as of December 31, 2016, an aggregate of 1,968,934 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs and employee stock purchase rights issued pursuant to our Employee Share Purchase Plan (“ESPP”) and recognized for the years ended December 31, 2014, 2015 and 2016 was comprised as follows:

	Year ended December 31,
	2014	2015	2016

Cost of revenues	$1,004	$1,370	$1,798
Research and development	6,594	9,234	14,543
Sales and marketing	2,533	3,077	4,553
General and administrative	3,806	5,069	7,154

Total share-based compensation expense	$13,937	$18,750	$28,048

Total unrecognized compensation cost amounted to 67, 318 (thousands) as of December 31, 2016, and is expected to be recognized over a weighted average period of approximately 1.43 years.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2016 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of January 1, 2016	10,677,833	$6.68	7.09		$172,751

Granted	1,185,869	$22.44
Exercised	(3,330,951)	$4.07
Forfeited	(165,157)	$15.79

Balance as of December 31, 2016	8,367,594	$9.76	6.67	$	*291,093

Exercisable as of December 31, 2016	4,643,372	$6.93	5.83		$174,680
				$	**285,408
Vested and expected to vest as of December 31, 2016	8,171,228	$9.62	6.64

*) Represents intrinsic value of 8,354,094 outstanding options that are in-the-money as of December 31, 2016. The remaining 13,500 outstanding options are out of the money as of December 31, 2016 and their intrinsic value was considered as zero.
**) Represents intrinsic value of 8,159,062 vested and expected to vest options that are in-the-money as of December 31, 2016. The remaining 12,166 vested and expected to vest options are out of the money as of December 31, 2016 and their intrinsic value was considered as zero.

The computation of expected volatility is based on actual historical share price volatility of comparable companies and the Company’s share price. The expected option term represents the period of time that options granted are expected to be outstanding.  For stock-option awards which were at the money when granted (plain vanilla stock-options), it is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For stock-option awards which were in the money when granted, a binomial model was used to determine the expected term as an input to the Black-Scholes-Merton option pricing model. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms.

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016

Expected volatility	58.1%-63.3%	53.9%-61.6%	49.6%-54.0%
Expected dividends	0%	0%	0%
Expected term (in years)	5.8-6.1	5.5-7.1	5 -6.32
Risk free rate	1.7%-2.1%	1.5%-1.9%	1.15%-2.26%

A summary of options data for the years ended December 31, 2014, 2015 and 2016, is as follows:

	Year ended December 31,
	2014	2015	2016

Weighted-average grant date fair value of options granted	$11.28	$10.33	$9.02
Total intrinsic value of the options exercised	$17,844	$30,356	$64,062
Total fair value of shares vested	$11,991	$17,147	$18,602

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2016:

Exercise price (Range)	Options outstanding as of December 31, 2016	Weighted average remaining contractual term	Options exercisable as of December 31, 2016	Weighted average remaining contractual term
		(years)		(years)

0.001-1.05	3,548,046	5.27	2,396,446	4.65
1.05-5.8	353,659	5.68	279,044	5.49
5.8-10.12	980,161	6.46	726,754	6.44
10.12-18.61	596,611	7.41	298,005	7.23
18.61-22.79	2,547,753	8.47	808,510	8.11
22.79-28.14	216,423	7.25	124,037	7.20
28.15-29.77	59,704	9.58	6,101	9.65
29.78-31.54	9,600	9.57	600	9.57
31.55-31.65	16,504	9.69	1,375	9.69
39.91	3,333	9.71	0	0
43.01	22,300	9.86	2,500	9.86
46.48	13,500	9.96	0	0

	8,367,594	6.67	4,643,372	5.83

e.	Options granted to non-employees consultants:

The following table summarizes information about the Company's outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of December 31, 2016:

	Options
	outstanding		Exercisable
	as of		as of
Grant	December 31,	Exercise	December 31,	Exercisable
date	2016	price	2016	Through

September 9, 2007	2,793	0.3	2,793	September 9, 2017
January 25, 2011	30,000	0.67	30,000	January 25, 2021
January 9, 2013	5,400	2.34	5,400	January 9, 2023

	38,193		38,193

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The following tables table set forth the parameters used in computation of the options compensation to non-employees consultants for the years ended December 31, 2014, 2015 and 2016 (*):

	Year ended December 31,
	2014	2015		2016

Expected volatility	62%	(*	)	(*	)
Expected dividends	0%	(*	)	(*	)
Expected term (in years)	6.3-6.9	(*	)	(*	)
Risk free rate	1.8%-2.03%	(*	)	(*	)

(*) In 2015 and 2016 there were no grants to non-employees.

f.	A summary of RSU activity for the year ended December 31, 2016, is as follows:

	Number of shares	Weighted average grant date fair value

Unvested as of January 1, 2016	732,634	$20.62

Granted	1,038,000	$27.22
Vested	(310,486)	$20.54
Forfeited	(92,098)	$23.78

Unvested as of December 31, 2016	1,368,050	$25.44

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-  INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Corporate tax in Israel:

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

b.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2014	2015	2016

Domestic	$(62,067)	$(57,316)	$(60,249)
Foreign	8,553	8,747	16,460

Loss before taxes on income	$(53,514)	$(48,569)	$(43,789)

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-  INCOME TAXES (Cont.)

	Year ended December 31,
	2015	2016
Deferred tax assets:

Net operating loss carry-forwards	$24,982	$23,750
Capital losses carry-forwards	60	58
Research and development expenses	16,329	19,818
Tax credit carry-forwards	63	63
Other	1,993	3,016

Deferred tax assets before valuation allowance	43,427	46,705

Valuation allowance	(43,299)	(46,521)

Deferred tax asset, net (*)	$128	$184

Deferred tax liabilities:

Fixed assets	$158	$9
Technology	732	625

Deferred tax liabilities, net (*)	$890	$634

(*) As of December 31, 2016 net of $239 offset between Deferred tax assets and Deferred tax liabilities.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-  INCOME TAXES (Cont.)

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2014	2015	2016

Current	$2,971	$2,872	$3,424
Deferred	81	(107)	(317)

	$3,052	$2,765	$3,107

	Year ended December 31,
	2014	2015	2016

Domestic	$772	$264	$49
Foreign	2,280	2,501	3,058

	$3,052	$2,765	$3,107

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-  INCOME TAXES (Cont.)

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2014	2015	2016

Loss before taxes on income	$(53,514)	$(48,569)	$(43,789)

Statutory tax rate	26.5%	26.5%	25%

Theoretical income tax expense	(14,181)	(12,871)	(10,947)

Deferred taxes for which valuation allowance was provided, net	12,823	8,571	8,620
Non-deductible option expenses	3,693	4,969	5,224
Non-deductible expenses	233	532	815
Increase in uncertain tax positions	1,098	-
Tax adjustment in respect of different tax rate of foreign subsidiary	(781)	524	(1,015)
Utilization of loss	-	327
Other	167	713	410

Income tax expense	$3,052	$2,765	$3,107

f.	Net operating loss carry-forwards

As of December 31, 2016, the Company had carry-forward operating and capital tax losses totaling approximately $ 95,000 and $ 231, respectively, all attributed to Israel and can be carried forward indefinitely.

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

Through December 31, 2016 the Company had not generated income under the provision of the new law.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The new tax tracks under the Amendment are as follows: Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017. Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

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

The Company and its subsidiaries did not have any final tax assessments as of December 31, 2016. The Company's tax years until December 31, 2011 are subject to statutes of limitation as of December 31, 2016.

i.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2015	2016

Opening balance	$1,098	$1,098
Increases related to current year tax positions	-	-

Closing balance	$1,098	$1,098

The balance of total unrecognized tax benefits at December 31, 2016, is $ 1,098 which, if potentially recognized, would affect the effective rate in the Company's statement of comprehensive loss.

NOTE 10:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2015	2016

Bank charges	$(113)	$(168)	$(226)
Income related to hedging activity	3,294	2,085	748
Exchange rate loss	(1,452)	(2,082)	(1,122)

Total income (expenses)	1,729	(165)	(600)

Interest income	415	242	847

Total financial income, net	$2,144	$77	$247

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2014	2015	2016

Net loss available to shareholders of ordinary shares	$(56,566)	$(51,334)	$(46,896)

Denominator:
Shares used in computing net loss per ordinary shares, basic and diluted	37,847,093	39,408,928	42,032,818

NOTE 12:-     SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2014, 2015 and 2016 and long-lived assets as of December 31, 2015 and 2016:

Revenues:

	Year ended December 31,
	2014	2015	2016

North America (*)	$72,243	$102,603	$147,209
Europe	38,376	55,311	77,465
Latin America	14,666	19,134	25,904
Asia and others	16,556	26,470	39,524

	$141,841	$203,518	$290,103

(*) Include revenue from USA in amount of 64,673, 91,661 and 131,796 for 2014, 2015 and 2016 respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Long-lived assets:

	December 31,
	2015	2016

Israel	6,952	7,090
Europe	150	248
North America	1,632	1,412

	$8,734	$8,750

NOTE 13:-     SUBSEQUENT EVENTS

In January 2017, we acquired 100% of the share capital of Loyalblocks Ltd., a privately held Israeli company (doing business as Flok), in consideration of assuming certain liabilities. Loyalblocks is a provider of customer loyalty and engagement tools for small businesses. We intend to use Loyalblock’s products and technology to enhance our existing customer relationship management tools and commerce capabilities we offer our users.

In February 2017, we acquired 100% of the capital stock of DeviantArt, Inc., a privately held Delaware based corporation, for cash consideration of approximately $36 million, including the assumption of approximately $3 million of liabilities. DeviantArt, based in Los Angeles, is one of the world's largest online communities dedicated to artists, art enthusiasts and designers. We expect DeviantArt to increase traffic and assist our product development and brand recognition growth. DeviantArt’s focus on developing and fostering online collaboration and communities is expected to provide Wix users with a platform to engage with creative designers and artists across multiple mediums.