Form 20-F
period 2017-12-31
Wix.com Ltd.
filed 2018-03-29
CIK 1576789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Eitan Israeli, Adv.
Vice President and General Counsel
Telephone: +972 (3) 545-4900
Wix.com Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel
 (Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2017, the registrant had outstanding 46,453,583 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company.  See the definitions of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Yes ☐          No ☒

WIX.COM LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements appearing elsewhere in this annual report.  The consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in USD thousands except share and per share data)
Consolidated Statements of Operations:
Revenues	80,473	141,841	203,518	290,103	425,636
Cost of revenues(1)	15,257	26,108	34,970	45,287	69,391
Gross profit	65,216	115,733	168,548	244,816	356,245
Operating expenses:
Research and development(1)	29,660	57,832	77,647	105,368	153,635
Selling and marketing(1)	53,776	97,742	120,010	156,512	204,435
General and administrative(1)	8,307	15,803	19,526	26,968	48,186
Total operating expenses	91,743	171,377	217,183	288,848	406,256
Operating loss	(26,527)	(55,644)	(48,635)	(44,032)	(50,011)
Financial income (expenses), net	(603)	2,144	77	247	(5,015)
Other income (expenses)	(18)	(14)	(11)	(4)	76
Loss before taxes on income	(27,148)	(53,514)	(48,569)	(43,789)	(54,950)
Taxes on income	1,572	3,052	2,765	3,107	1,323
Net loss	(28,720)	(56,566)	(51,334)	(46,896)	(56,273)
Basic and diluted net loss per ordinary share(2)	(3.33)	(1.49)	(1.30)	(1.12)	(1.24)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share(2)	11,597,826	37,847,093	39,408,928	42,032,818	45,552,199

	As of December 31,
	2013	2014	2015	2016	2017
	(in USD thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents and short-term deposits	101,258	86,011	109,999	148,562	200,612
Restricted deposits	3,306	5,909	3,851	931	949
Marketable securities	-	-	-	22,742	32,730
Total assets	115,355	118,422	149,433	214,684	330,013
Deferred revenues	37,184	66,598	104,767	156,733	216,811
Total shareholders’ equity (deficiency)	62,296	18,650	(3,805)	(2,469)	11,320

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in USD thousands except registered users and premium subscription data)
Supplemental Financial and Operating Data:
Collections(3)	98,673	171,255	241,687	342,069	483,989
Free cash flow(4)	1,173	(6,422)	14,534	36,158	70,683
Number of registered users at period end(5)	42,126,246	57,945,346	76,965,482	97,358,803	119,263,915
Number of premium subscriptions at period end(6)	789,753	1,232,827	1,767,423	2,465,160	3,223,036

(1)         Includes share-based compensation expense as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in USD thousands)
Cost of revenues	490	1,004	1,353	1,798	2,930
Research and development	3,149	6,594	9,234	14,543	26,227
Selling and marketing	1,185	2,533	3,077	4,553	6,585

General and administrative	2,230	3,806	5,069	7,154	11,958

Total share-based compensation expense	7,054	13,937	18,733	28,048	47,700

(2)
Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2t and 13 to our consolidated financial statements included elsewhere in this annual report.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in USD thousands)
Reconciliation of Revenues to Collections:

Revenues	80,473	141,841	203,518	290,103	425,636
Change in long-term and short-term deferred revenues	18,200	29,414	38,169	51,966	58,353

Collections	98,673	171,255	241,687	342,069	483,989

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

(4)
Free cash flow is a non-GAAP measure defined as cash flow provided by (used in) operating activities minus capital expenditures. The following table reconciles cash flow from operating activities, the most directly comparable U.S. GAAP measure, to free cash flow:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in USD thousands)
Reconciliation of cash flow provided by (used in) operating activities to free cash flow:

Net cash provided by (used in) operating activities	4,243	(803)	20,876	40,573	83,052
Capital expenditures (a)	(3,070)	(5,619)	(6,342)	(4,415)	(12,369)

Free cash flow	1,173	(6,422)	14,534	36,158	70,683
____________

(a)	Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.

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

(5)
Number of registered users at period end is defined as the total number of users, including those who purchase premium subscriptions, who are registered with Wix.com with a unique email address at the end of the period. Following registration, the length of time that registered users take to design and publish a website varies significantly from hours to years, and many registered users never publish a website. Our use of the term “registered user” herein is not intended to necessarily indicate a certain level of engagement or how close a registered user is to potentially publishing their website. See “—D. Risk Factors—Risks Related Our Business and Our Industry”

(6)
A single registered user can purchase multiple premium subscriptions. Our premium subscriptions purchased in any given period are derived from users that registered with us during that period or during prior periods. See “Item 5. Operating and Financial Review and Prospects—Overview—Premium Subscription Analysis.”

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

The number of new registered users we attract and retain is a key factor in growing our premium subscription base, which in turn drives our revenues and collections.  To date, we have grown the number of registered users and premium subscriptions through the provision of complimentary user-friendly, drag-and-drop web development, design and management software, which can be upgraded to a subscription-based package with various additional solutions and services.  Approximately 60% of our new premium subscriptions in any given quarter are generated by users who registered in earlier quarters.  We therefore attribute considerable importance to the continued growth of our registered user base since it is our primary source of premium subscriptions.  A number of factors could impact our ability to attract new and retain registered users and premium subscriptions, including:

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

We acquire some of our registered users through paid marketing channels, such as cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of the registered users acquired through these channels purchase premium subscriptions over time.  In order to maintain our current revenues and grow our business, we need to continuously optimize our marketing campaigns aimed at acquiring new registered users and premium subscriptions. In the years ended December 31, 2015, 2016 and 2017, advertising expenses were $87.6 million, $113.2 million and $141.3 million, respectively, representing 36%, 33% and 29% of our collections, respectively.  We conduct search engine optimization and A/B testing, a marketing approach which aims to identify which changes to our website will increase or maximize user interest and user acquisition.  We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions.  However, we may fail to accurately predict user acquisition, interest, or to fully understand or estimate the conditions and behaviors that drove historical user behavior and thus, fail to generate the return on marketing we expected.  For example, events outside our control, such as announcements by our competitors or other third-parties of significant business developments, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. An unexpected increase in the marginal acquisition cost of new registered users may also have an adverse effect on our ability to grow the number of our registered users and premium subscriptions. In addition, we may invest a significant portion of our marketing expenses in more traditional advertising and promotion of our brand, including through sponsorships with City Football Group Limited, the New York Yankees and others, and our nationally televised Super Bowl campaigns, the effectiveness of which is more difficult to track than online marketing. If any of our marketing campaigns prove less successful than anticipated in attracting registered users and premium subscriptions, we may not achieve our return-on-investment targets, and our rate of registered user and premium subscription acquisition may fail to meet market expectations, which could have a material adverse effect on our share price.

If the security of the confidential information or personal information of our registered users and the visitors to our registered users’ websites stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

Due to the nature of our business, our systems and the systems of our cloud providers with which we contract, store large amounts of personally identifiable information, credit card information, passwords and other sensitive or critical data for our registered and prospective users and the visitors of our registered users’ websites, as well as information they may view as confidential.  We do not regularly monitor or review the content that our users upload and store, and, therefore, we do not control the substance of the content on our servers, which may include personal information and risks of external or internal unauthorized access or leaks exist.

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

If our security measures fail to protect credit card details, passwords or personally identifiable information adequately, we could be liable to both our registered users and their customers for their losses (such as fraudulent credit card transactions), as well as to the vendors under our agreements with them, such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our registered users and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition.  There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.  We also cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim.  The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

A decrease in renewal rates of our existing premium subscriptions could adversely impact our collections and revenues, result in delayed or lower than forecasted profitability, and harm our ability to forecast our business.

The rate at which premium subscriptions are purchased and the rate at which premium subscriptions are renewed, significantly impact the overall number of premium subscriptions and, as a result, our collections and our revenues.  As of December 31, 2017, one-year, two-year and three-year subscription packages constituted approximately 82% of all premium subscriptions.  One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. One-year subscriptions have higher renewal rates than monthly subscriptions, since there are not as many opportunities in a one-year period to fail to renew such subscription, than a monthly subscription, whether deliberately or through failure to update payment information upon expiration.  If the number of premium subscriptions or renewal rates fail to meet our expectations, our profitability and future prospects may be adversely impacted. In addition, premium subscriptions currently renew automatically at the end of each subscription period unless registered users cancel their subscription in advance.  Any limitation or restriction imposed on this ability to bill our registered users on a recurring basis or the manner in which the rebilling is performed, whether due to new regulations or otherwise, may significantly lower the renewal rate of our subscriptions.

If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of registered users and premium subscriptions may be impaired, and our business and financial results may be harmed.

Maintaining, promoting and enhancing the Wix brand is critical to expanding our base of registered users and premium subscriptions.  For both registered users and premium subscriptions, we market our solutions and services primarily through cost-per-click advertisements on search engines and social networking sites, participation in social networking sites, free and paid banner advertisements on other websites, and small Wix advertisements on our registered users’ websites that do not currently have a premium subscription, and through more traditional advertising such as sponsorships and television commercials.  Our ability to attract additional registered users depends in part on increasing our brand recognition.  In addition, our solutions and services are also marketed through free traffic sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines.

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

Our future success will depend on our ability to improve the look, function, performance and reliability of our solutions and services, including integrating services by third parties.  The development of new and upgraded solutions and new service offerings involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform.  Further, our design team spends a significant amount of time and resources in order to incorporate various design elements, such as customized colors, fonts, content and other features into our new and upgraded solutions.  The introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending.  We must also manage our existing offerings, as we continually test, support, and market these solutions and applications.  Furthermore, our ability to attract new users and increase revenue from existing users depends in part on our ability to increase adoption and usage of our products. If we are unable to successfully enhance our existing products to meet evolving user requirements and increase adoption and usage of our products, or if our efforts to increase the usage of our products are more expensive than we expect, or if our solutions fail to achieve widespread acceptance, our revenues and competitive position could be materially adversely affected.

We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our rapid growth.

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

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which require us to compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region.  We also engage a team of developers in Ukraine through a third-party service organization and directly with local subcontractors, and we have engaged a team of local developers in Lithuania in order to benefit from the significant pool of talent that is more readily available in each of those markets. Many larger companies expend considerably greater amounts on employee recruitment and may be able to offer more favorable compensation and incentive packages than us.  If we cannot attract or retain sufficient skilled research and development, marketing, operations and customer service professionals, our business, prospects and results of operations could be materially adversely affected. In particular, we have experienced a competitive hiring environment in Israel, where we are headquartered.

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

In addition, due to our rapid growth which has raised the profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and/or increase retention costs.

We are subject to privacy and data protection laws and regulations, including the EU General Data Protection Regulation, as well as contractual privacy and data protection obligations, which could affect our efficiency and our marketing activities.  Our failure to comply with these laws, regulations or obligations, or any future laws, regulations, or obligations could subject us to sanctions and damages and could harm our reputation and business.

We hold certain personal data of our registered users, primarily, email address, geo-location, usage data, password and additional information, and may hold certain personal data of the visitors to our registered users’ websites.  We also collect billing information, such as credit card numbers, full names, billing address and phone numbers of our registered users and their customers.  With respect to the credit card data, we have implemented data security standards, operating rules and certification requirements in accordance with PCI Data Security Standards and we have maintained PCI compliance level 1 certification since February 2013.  Our Wix Hive API captures a variety of actions, activities and other data relating to the visitors of our registered users’ websites, such as contact information, messages, purchases, bookings and more. Such data relating to the visitor activity of each website are stored and managed in a centralized database dedicated to that website, and can be accessed by installed apps and through the dashboard of the owner of such website.

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

The regulatory framework for privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future.  In particular, the European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws.  For example, the European Union adopted a new General Data Protection Regulation in April 2016, which replaced the European Data Protection Directive and includes more stringent obligations for online businesses.  The approved regulation is due to become applicable on May 25, 2018 and will replace, to a large extent, the data protection laws of each European Union member state.  The General Data Protection Regulation will result in more stringent requirements for data processors and controllers.  Such requirements will include more fulsome disclosures about the processing of personal information, data retention limits and deletion requirements, mandatory notification in the case of a data breach and elevated standards regarding valid consent in some specific cases of data processing.  The General Data Protection Regulation also includes substantially higher penalties for failure to comply, inter alia, a fine up to 20 million EUR or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed. When these laws and regulations come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

In addition, effective as of September 1, 2015, the Russian parliament adopted a set of amendments to the Russian Federal Law on Personal Data, stating that personal data pertaining to Russian citizens must be stored in databases located in Russia. We continue to monitor the implementation of these legislative changes.

In general, privacy concerns are becoming more widely acknowledged and may cause our users to resist providing the personal data necessary to allow them to use our platform effectively. Our users’ customers may also resist providing personal data to our users due to privacy concerns. Measures we have implemented in order to protect user data, including those of our users’ customers, may not alleviate all potential privacy concerns and threats.

A failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our registered users, may result in sanctions, statutory or contractual damages or litigation and may subject as to reputational harm.  These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resources, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions. Government agencies and regulators have reviewed, are reviewing and will continue to review, the personal data practices of online media companies including their privacy and security policies and practices. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of a number of online social media companies. The possible outcome of such reviews may result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our products, our business could be harmed. Governmental agencies may also request or take registered user data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

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

•
if we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for other credit and debit card transactions or issuers, may increase, issuers may terminate their relationship with us, or we may face fines from the issuers; and

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

The payment card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services.  We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and acquiring banks.  The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or PCI DSS.  Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud.  If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks.  Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners.  We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of registered users or participants or regulatory or criminal investigations.  A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our results of operations.  Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our registered users, which would adversely affect our business, operating results and financial condition.

If we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed.

We believe our focus on customer support is critical to retaining, expanding and further penetrating our user base.  As a result, we have invested in the quality and training of our customer support and call center personnel.  If we are unable to maintain a consistently high level of customer service, we may lose existing registered users.  In addition, regardless of the performance of our customer support and call center, users of online services base their purchasing decisions on a number of factors, including price, design, integration abilities, functionality of services, reputation and ease of use.  If we fail to maintain adequate customer support and improve the functionality of our solutions and their ease of use in accordance with our users’ needs, our reputation, financial results and business prospects may be materially harmed.

Exchange rate fluctuations may negatively affect our results of operations.

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2017, approximately 70% of our revenues were denominated in U.S. dollars and approximately 30% in other currencies, primarily in Euros, British Pounds and the Brazilian Real.  Conversely, in 2017, approximately 63% of our cost of revenues and operating expenses were denominated in U.S. dollars, approximately 33% in New Israeli Shekels, or NIS.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any).  We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have decreased our net loss by approximately $15.7 million in 2017. We estimate that a 10% devaluation of certain foreign currencies (including Euros, British Pound, Brazilian Real and Russian Ruble) against the U.S. dollar would have increased our net loss by approximately $11 million in 2017.  These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.  We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated operations, as appropriate and as reasonably available to us.  We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Our results of operations and business could be harmed if we fail to manage the growth of our infrastructure effectively or seek to expand our infrastructure into additional geographic locations.

We have experienced rapid growth in our business and operations, which places substantial demands on our operational infrastructure.  The scalability and flexibility of our cloud-based infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth.  The significant growth in the number of registered users and transactions, and new developments and functionalities offered on our platform, has increased the amount of both our stored marketing and research data and the data of our registered users.  In the future, we may be required to allocate resources, and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, in order to handle increased customer traffic or in order to comply with data protection regulations in jurisdictions in which we provide our services.  Any loss of such data due to disruptions in our infrastructure could result in harm to our brand or reputation.  Moreover, as our registered user base grows, and as registered users rely on our platform for more complicated tasks, we will need to devote additional resources to improving our infrastructure and continuing to enhance its scalability, in order to maintain the performance of our platform and solutions.  Our need to effectively manage our operations and growth will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures.  We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our growth.  If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.

We have a history of operating losses and may not be able to achieve profitability in the future.

We have incurred net losses in each fiscal year since our inception and, as of December 31, 2017, we had an accumulated deficit of $300 million.  We expect that our operating expenses will continue to increase in the near term, primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions.  We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining or increasing the amount of revenues per premium subscription, in order to achieve profitability.  Nevertheless, if we are unable to grow our premium subscriptions at the required rate or to maintain or increase revenues per premium subscription, or if we incur unexpected expenses, we may be unable to achieve or sustain profitable operations.

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

We have experienced rapid growth, both locally and internationally, and expect continued future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. Furthermore, our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

As of December 31, 2017, we had over 2,034 employees and contractors, which represents an approximately 49% net growth in headcount since December 31, 2016. We currently have offices in Tel-Aviv, Beer Sheba, San Francisco, Miami, New York, Los Angeles, Vancouver, Kiev, Dnipro, Vilnius, Berlin and Santana de Parnaiba in Brazil. We intend to further expand our overall business, including our headcount, with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. In addition, as we have grown, we have significantly expanded our lease commitments and we plan to further expand such commitments.  Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources.

In addition, we believe that an important contributor to our success has been and will continue to be our corporate culture, which we believe fosters innovation, teamwork, passion for our users, and a focus on attractive designs and technologically advanced products. Other than our executive officers, most of our employees have been with us for less than two years.  As we continue to grow and evolve both in Israel and internationally, we must effectively integrate, develop and motivate a growing number of new employees.  As a result of our rapid growth, we may find it difficult to build and maintain our strong corporate culture, which could limit our ability to innovate and operate effectively.  Additionally, liquidity available to our historic employee security holders because of our rising share price could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Any failure to preserve our culture could also negatively affect our ability to retain current and recruit new personnel, continue to perform at current levels or execute on our business strategy.

We may make acquisitions and investments, which could result in operating difficulties and other harmful consequences.

From time to time, we evaluate potential strategic acquisition or investment opportunities.  Any transactions that we enter into could be material to our financial condition and results of operations.  As described in Item 4.A. under the header “Information on the Company - History and Development of the Company – Our History”, in 2017, we acquired U.S. - based DeviantArt, Inc. and Israeli-based Loyalblocks Ltd. (operating as Flok).  Prior to the DeviantArt acquisition, we had not made any significant acquisitions and our management has not had any experience making significant acquisitions or integrating acquired businesses.  The process of integrating an acquired company, business or technology, such as DeviantArt or Flok, could create unforeseen operating difficulties and expenditures. We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition of DeviantArt or Flok or any other complementary businesses or technologies we acquire in the future. The acquisitions of DeviantArt and Flok and other acquisitions and investments we evaluate from time to time carry with them a number of risks, including the following:

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

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, and failure to protect against cyber-attacks, could adversely affect our business.

We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations.  Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast.  The vast majority of our data is located in our primary data centers in the United States from Google, Inc. and Amazon, as well as from Equinix, Inc. and we also use cloud storage from Google, Inc. and Amazon.com. A small amount of our data remains stored in servers leased from Hostway Services, Inc., which, in the past, hosted a more substantial amount of our data.  If Equinix is unable or ceases, for any reason, to make its data centers available to us without sufficient advance notice, we would likely experience delays in billing our customers, until migration to an alternate data center provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services with which we are engaged, do not guarantee that our registered users’ access to our platform will be uninterrupted or error-free.  We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Problems faced by our third-party hosting providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact our business and results of operations, as well as the experience of our users, which in turn could adversely impact our business and results of operations.

We and our hosting providers have in the past been, and expect to continue to be, subject to cyber-attacks, which have caused interruptions in our service.  For example, we have been and continue to be the target of malicious denial-of-service, or DDoS attacks, a technique used by hackers to take an internet service offline by overloading its servers. Recent attacks have demonstrated that DDoS attacks continue to grow in size and sophistication and have an ability to widely disrupt internet services. The scale of some of these attacks against us has caused us and some of our registered user websites to experience significant but intermittent downtime.  While none of these actual or attempted breaches has had a material impact on our operations or financial condition, we cannot provide any assurance that our business and results of operations will not be negatively materially affected by such breaches in the future.

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

In addition to revenue generated from our premium subscription packages, we generate revenue from additional products and services provided to all of our registered users that enhance their digital presence, such as revenue from sale of third-party domain registrations and from revenue sharing agreements we have for sale of email services and applications sold through our App Market.  We cannot offer any assurances that sales of applications or other value-added solutions and services we may offer in the future will be a significant part of our revenues.  In addition, our selling efforts to generate sales for these items, including via email marketing, may negatively impact our registered users’ perception of us.  If we do not succeed in selling these items, our future prospects may be adversely affected.

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

We rely on search engines and social networking sites to attract a meaningful portion of our registered users and for select social media data, and if those search engines or social networking sites change their listings or policies regarding advertising or data sharing, or increase their pricing or suffer problems, it may limit our ability to attract new registered users or collect valuable data.

We rely on search engines and social networking sites to attract new users, and many of our registered users located our website and solutions by clicking through on search results displayed by search engines such as Google and Yahoo!, and advertisements on social networking and other media sites such as Facebook and YouTube.  Search engines typically provide two types of search results, natural (i.e., non-paid) and purchased listings.  Search page ranking level based on natural search results are determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased.  Advertisers can also pay search engines to place listings more prominently in search results and websites in order to attract users to advertisers’ websites.  To some extent, we rely on natural searches in order to attract free traffic to our website.  We seek to increase the likelihood that our website is displayed prominently when a potential user searches for a way to build a website.  Nevertheless, we cannot be sure that our efforts to optimize search engine results will succeed.  Search engines revise their algorithms from time to time in an attempt to optimize their search result listings.  In addition, some of the social media data provided by these search engines or social networking sites, are provided to us pursuant to third-party data sharing policies and terms of use or under data sharing agreements by third-party providers. If search engines or social networking sites on which we rely for algorithmic listings or for data collection, modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in fewer users clicking through to our website and/or our ability to collect data may be impaired. Furthermore, competitors may in the future bid on our name from search services in an attempt to capture potential traffic.  Preventing such actions and recapturing potential traffic could increase our expenses.  Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising or could also interpret our data collection policies or practices as being inconsistent with their policies.  If any change to these policies delays or prevents us from advertising these through channels, this could result in fewer users clicking through to our website and could harm our ability to collect valuable data.

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

•	other claims based on the nature and content of Internet materials;
•	user privacy and security issues;
•	consumer protection;
•	characteristics and quality of services;
•	cross-border e-commerce; and
•	Ease of access by our users to our platform.

New privacy regulations have also been implemented in Turkey. Turkey’s new Data Protection Law, regulates among others, the cross-border transfer of personal data, and applies different requirements that may impact the way we process Turkish users’ data.

The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business, subject our business to increased liability for non-compliance or prevent us from delivering our services over the Internet or in specific jurisdictions, thereby materially harming our business and results of operations.

Existing federal, state and foreign laws and regulations governing Internet tracking software, the senders of commercial emails and text messages, and other consumer protection laws as well as standards of conduct implemented by private entities, could impact the use of our products and potentially subject us and our users to regulatory enforcement or private litigation.

Certain regulatory regimes, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establish specific requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, certain states and foreign jurisdictions prohibit sending unsolicited emails unless the recipient has provided the sender advance consent to receipt of such email. We may be found liable in the event we are deemed to have been non-compliant with any such requirements. Furthermore, the ability of our users to opt out from receiving commercial emails from us, may decrease the effectiveness of our email marketing strategy and may subject us to legal exposure.

Various private entities also attempt to regulate commercial solicitation via email. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as SPAM, which could lead the sender to be “blacklisted” by such private entities.

In addition, in recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies or web beacons for online behavioral advertising, and legislation adopted recently in the European Union requires informed consent for the placement of a cookie on a user’s device. New and expanding “Do Not Track” regulations have recently been enacted or proposed that protect users’ right to choose whether or not to be tracked online. These policies could have a significant impact on the operation of our products and increase the potential for litigation against us, which would harm our business.

Compliance with other consumer protection laws and regulations such as the Telephone Consumer Protection Act of 1991 (TCPA) meant to protect recipients of tele-marketing phone calls or text messages, FTC and Federal Restore Online Shoppers Confidence Act of 2010 (ROSCA) regulations, addressing subscription auto-renewal disclosure requirements, refund policy disclosure requirements, and other requirements relating to proper disclosure of our Terms of Use, could increase our costs of doing business or subject our business to increased liability for non-compliance, and could materially harm our business and results of operations. We may also potentially be subject to further legal exposure in the event our users are non-compliant with any of the above regulatory and industry standards vis-à-vis their customers.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet service providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our registered users to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Laws or regulations that adversely affect the growth, popularity or use of the Internet, including changes to laws or regulations impacting Internet neutrality, could decrease the demand for our products, increase our operating costs, require us to alter the manner in which we conduct our business and/or otherwise adversely affect our business. For example, the Federal Communications Commission, or the FCC, recently adopted an order repealing rules that prohibit Internet service providers (“ISPs”) from blocking or throttling Internet traffic, and from engaging in practices that prioritize particular Internet content in exchange for payment (also known as “paid prioritization”). The order is not yet effective and has already been challenged in court, which could result in further changes to the governing law. There is also uncertainty around how the FCC’s new framework, if upheld, and new oversight by the Federal Trade Commission (“FTC”) will be applied.  Depending on ongoing appellate proceedings and future action by the FCC and FTC, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. In particular, the repeal of restrictions on paid prioritization could enable ISPs to impose higher fees and otherwise adversely impact our business. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.

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

If we do not or cannot maintain the compatibility of our platform and solutions with changes and developments in third-party applications, or if the third-party applications that we offer fail to keep pace with competitors’ offerings, demand for our solutions and platform could decline.

The attractiveness of our platform depends, in part, on our ability to integrate third-party applications which our registered users desire, into their websites, or develop and offer those applications independently.  Third-party application providers may change the features of their applications and platforms or alter the terms governing the use of their applications and platforms in an adverse manner.  Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms.  Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business.  Additionally, competitors may offer functionality which our registered users desire that offer better functionality than the third party applications integrated in our platform.  If we fail to integrate our platform with new third-party applications that our registered users need for their websites or develop them independently, or adapt to the data transfer requirements of such third-party applications and platforms or any other requirements, we may not be able to offer the functionality that our registered users expect, which would negatively impact our offerings and, as a result, harm our business.

Because we recognize revenues from premium subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in full in our operating results.

We recognize revenues over the term of our contracts.  As of the end of 2017, 82% of our premium subscriptions were one-year, two-year or three-year subscriptions and approximately 18% were monthly subscriptions.  As a result, much of the revenue we report each quarter is the recognition of deferred revenue from premium subscriptions entered into during previous quarters.  Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters.  Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not fully reflected in our results of operations until future periods.

Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which registered users interface with our platform.

The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise.  In the future, operating system providers, such as Microsoft or Apple, or any other provider of Internet browsers, could introduce new features that would make it difficult to use our platform.  In addition, Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites.  For example, operating systems or major Internet browsers, such as Firefox, Internet Explorer, Chrome or Safari, could become unstable or be incompatible with HTML5-based products and solutions.  Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for registered users to access our platform or end-users to access our registered users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects.

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

With respect to our subsidiary DeviantArt, Inc., prior to our acquisition of DeviantArt in February 2017, DeviantArt initiated a comprehensive investigation, with the assistance of outside counsel, of its compliance with OFAC regulations during the prior six years. As a result of this investigation, in July 2017, DeviantArt made a voluntary self-disclosure to OFAC of potential violations of sanctions regulations.  The disclosure related to DeviantArt’s determination that it had (1) users who had a GEOIP address of a U.S. Sanctioned Country; (2) users who self-identified as being from a Sanctioned Country; or (3) users who self-identified as being from a Sanctioned Country, and had either a GEOIP address in a Sanctioned Country, or had a Sanctioned Country as part of an address on file. Because most of the activity on the DeviantArt platform involves the transmission and sale of information and informational materials, DeviantArt has asserted that many of the transactions that could have constituted potential OFAC violations were exempt under the relevant statute and under OFAC general licenses. In February 2018, OFAC replied with follow up questions regarding the transactions described in the disclosure, and DeviantArt provided detailed responses. On March 6, 2018, OFAC sent DeviantArt a Cautionary Letter, which represents a final enforcement response to the potential violations, but does not constitute a final OFAC determination as to whether violations occurred.

DeviantArt has undertaken a number of remedial measures to prevent similar occurrences, including disabling commercial and/or transactional functionalities of the DeviantArt platform within the user accounts that have a GEOIP address in a U.S. Sanctioned Country.  DeviantArt has also since instituted new daily screening practices and updated its systems to prevent users from U.S. Sanctioned Countries entering billing information with an address in that location.

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

As our level of penetration in certain of our traditional markets increases, we are looking to expand our presence in new markets, including in emerging countries.  As a result, we are in the process of localizing our products in numerous markets, languages and currencies, expanding our systems to accept payments in forms that are common in various target markets and tailoring our customer support, to provide our users a local experience and cater for their specific needs. We intend to continue our international expansion efforts. To achieve our goals, we must continue to hire and train experienced personnel to staff and manage our international expansion. Our international expansion efforts may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target.  In addition, the expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. We may also face pressure to lower our prices in order to compete in emerging markets, which could adversely affect revenue derived from our international operations. These and other factors associated with our international operations could impair our growth prospects and adversely affect our business, operating results and financial condition.

If we are unable to attract more tech savvy individuals, for which we have developed more complex solutions and applications, our business, growth prospects and operating results could be adversely affected.

Our business has been focused in the past few years on serving individuals who are thinking about starting a business, to small or medium sized businesses and ventures that are up and running, but need help growing and expanding their digital capabilities. Some of our new developed products are suited for more technically skilled individuals or web developers, such as Wix Code which we launched in July 2017, that enables our users to build advanced and content-rich websites and applications using their advanced development capabilities. If we are unable to increase sales of our products to more tech savvy individuals, our business, growth prospects and operating results may be adversely affected.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology.

Our intellectual property rights are important to our business.  We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how.  In addition, we have filed a number of applications for patents and copyrights to protect our technologies.  However, the steps we take to protect our intellectual property may be inadequate.  We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.  Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create solutions and services that compete with ours.  Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances.  No assurance can be given that these agreements will be effective in controlling access to our proprietary information.  Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions.  Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks, copyright works and patent applications.  While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market.  Additionally, the process of seeking patent protection can be lengthy and expensive.  Any of our pending or future patent, copyright or trademark applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all.  We are unable to guarantee that additional patents, copyrights or trademarks will issue from pending or future applications or that, if patents, copyrights or trademarks issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents, copyrights or trademarks will provide us with meaningful protection or any commercial advantage.  We rely on our brand and trademarks to identify our solutions to our registered users and to differentiate our solutions from those of our competitors.  If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our registered users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand.

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

We use the definition “registered user” to mean the number of unique email addresses registered on Wix.com.  The number of registered users as we define it may be higher than the actual number of individual users, because some users have multiple registrations and others may have registered under different or fictitious names. Furthermore, the number of websites created may differ from the number of registered users since a registered user can create multiple websites or not create a website at all.  The length of time that registered users take, following registration, to design and publish a website varies significantly from hours to years.  Some registered users may never publish a website, others may publish several websites. We consider the rate at which registered users from a particular period generate premium subscriptions to be material to our business.  For example, in the fourth quarter of 2017, 38% of our premium subscriptions were purchased by users that registered with us in the same quarter and the remaining 62% were from users who registered in earlier quarters. Nevertheless, if the number of our registered users is materially inconsistent with the number of our actual individual users, our user base, which we believe is important to the growth of our premium subscriptions, may be overstated.  If that is the case, our business may not grow as fast as we expect, and our financial results and business prospects may be harmed.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our contractors or employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us.  Under the Israeli Patent Law, inventions conceived by an employee or a person deemed to be an employee during the scope of their employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights.  The Israeli Patents Law also provides that in the absence of an agreement in which the employee (or a person deemed to be an employee) waived the right to remuneration for a service invention, the employee is entitled to refer the matter to the Israeli Compensation and Royalties Committee, a body constituted under the Israeli Patents Law, which will determine whether the employee is entitled to such remuneration. The Israeli Patents Law provides general guidelines for calculating this Committee-enforced remuneration, that are yet to be applied by the Committee in its rulings.  Although our contractors or employees have agreed to assign to us service invention rights, we may face claims challenging such agreements and demanding remuneration in consideration for assigned inventions.  As a consequence of such claims, we could be required to pay additional remuneration or royalties to our contractors or employees, or be forced to litigate such claims, which could negatively affect our business.

U.S. states and/or other jurisdictions in which we conduct our business may seek to impose state and local business taxes and sales/use taxes and current value added taxes on Internet sales in Europe and elsewhere and the tax policies and regulations imposed by other jurisdictions in which we operate may change, all of which may affect our tax rates and increase our tax liabilities.

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

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act 2010, and the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.  In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.  We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and sell our products to customers around the world, which geographically stretches our compliance obligations.  In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations.  We cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA, the U.K. Bribery Act or any similar anti-bribery laws in other jurisdictions.  If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $87.65 per share and as low as $14.28 per share through March 28, 2018.  During 2017, our ordinary shares traded as high as $86.15 per share and as low as $44.45 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our and our competitors’ results of operations;

•	variance in our and our competitors’ financial performance from the expectations of market analysts;

•	announcements by us or our competitors or other global corporations of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	announcements of technological innovations by us or our competitors;

•	changes in the prices of our solutions;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	our sale of ordinary shares or other securities in the future, or such sales by our significant shareholders;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets;

•	general economic and market conditions; and

•	our failure to meet our financial guidance or any component thereof in any given quarter or year (or failure by our competitors to meet their own guidance).

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

The largest beneficial owners of our shares, beneficially owned a significant percentage of our ordinary shares, See “Item 7.A. Major Shareholders.”  One of these shareholders also has individuals affiliated with it serving on our board of directors.  Our largest shareholders, individually or if they all adopt a similar position on a particular issue acting in concert, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.  These matters may include:

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

Future sales of our ordinary shares by our principal shareholders or directors and officers, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly.  This includes sales by our five largest shareholders who, as of February 28, 2018 beneficially owned 43.0% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, including our shareholder Mangrove Capital Partners, which has the right to cause us to register its shares for resale with the Securities and Exchange Commission, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.

As of February 28, 2018, the holders of 5,025,656 of our ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets.  All shares sold pursuant to an offering covered by such registration statement will be freely transferable.  See “Item 7.B. Related Party Transaction—Registration Rights.” Sales by us or by our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to these registration rights, as of February 28, 2018, 11,111,587 ordinary shares are subject to outstanding option and restricted share unit, or RSU, awards granted to employees and office holders under our share incentive plans, including 5,179,326 ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  If United States shareholders own (or are treated as owning) more than 50% of the value or voting power of our shares, we would (and our non-U.S. subsidiaries could) be treated as controlled foreign corporations.  In addition, if our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation).  A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  Certain of our shareholders may be United States shareholders. The determination of controlled foreign corporation status is complex and includes attribution rules, the application of which is not entirely certain.  A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2017.  However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the year.  There can be no assurance that we will not be considered a PFIC for any taxable year.  Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC.  If we are characterized as a PFIC, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales.  If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.  See “Item 10.E. Additional Information—Taxation.”

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

•
our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting, and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 66 2/3% of our outstanding ordinary shares entitled to vote at a general meeting and voting in person or by proxy at the meeting;

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting, and since we are no longer an emerging growth company and qualify as a large accelerated filer, we must, pursuant to Section 404(b), include an auditor attestation on our internal control over financial reporting.

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

As of December 31, 2017, we had 1,345 employees based in Israel.  Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government).  In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, the December 2008 conflict with Hamas and the 2012 and 2014 conflicts in the Gaza Strip, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service.  Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law.  In order to remain eligible for the tax benefits for “Beneficiary Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. Most recently, the Investment Law was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73. In addition, in September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority approved (i) our status as an “Industrial Enterprise”; and (ii) that the expansion of our enterprise is considered as a “Beneficiary Enterprise” with 2009 as an elected year of operations, all under the Investment Law as amended by 2005 Amendment.  The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling.  If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.  Further, in the future these tax benefits may be reduced or discontinued.  If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates.  The standard corporate tax rate for Israeli companies was 26.5% for 2015, decreased to 25% for 2016, 24% in 2017 and 23% in 2018 and thereafter.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  See “Item10.E Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

A.         History and Development of the Company

Our History

Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute.  In April 2008, we launched our Wix Editor, which enabled the creation of a digital presence in Flash format, and in October 2008, we launched our premium subscription offering.  By April 2012, a month after we released our advanced HTML5 Editor, which greatly improved our service offering and support for mobile devices, we had reached 20 million registered users.  In October 2013, we launched a further enhanced mobile product. In October 2015, we launched our new redesigned Wix Editor, which is based on a complete restructuring of the platform’s codebase, developed using Facebook’s React Technology. This newly designed editor offers a significantly leaner codebase, better modularization and improved testability. In June 2016, we launched Wix Artificial Design Intelligence, or Wix ADI. This solution was designed specifically to eliminate the most significant challenges of building websites – time, design and content creation – and enables a user to create a complete, personalized website in minutes. In July 2017, we launched Wix Code, a new development platform that enables users to build more advanced websites and web applications.

In November 2013, we listed our shares on the NASDAQ Global Market.  We are a company limited by shares organized under the laws of the State of Israel.  We are registered with the Israeli Registrar of Companies.  Our registration number is 51-388117-7.  Our principal executive offices are located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, and our telephone number is +972 (3) 545-4900.  Our website address is www.wix.com.  We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such portions of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  We have included our website address in this annual report solely for informational purposes.  Our agent for service of process in the United States is Wix.com, Inc., located at 500 Terry A Francois, 6th Floor, San Francisco, CA 94158-2230, telephone number (415) 639-9034.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2017, 2016 and 2015 amounted to $12.4 million, $4.4 million, and $6.3 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.  We anticipate our capital expenditures in fiscal year 2018 to be approximately $12-$13 million and to be financed from our cash balance and cash flow generated from current activities.

B.         Business Overview

We are a leading global web development platform enabling businesses and organizations to take their businesses, brands and workflow online.  As of December 31, 2017, we empower approximately 119.3 million registered users worldwide to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform and that eliminates the need for complex coding, supplanting expensive design services. We offer our solutions through a freemium and subscription model and as of December 31, 2017, we had 3,223,036 million premium subscriptions.

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

With Wix Artificial Design Intelligence, or Wix ADI, users can create a complete and personalized website tailored for the users’ specific needs in minutes. The Wix ADI technology combines relevant design and curated content with some basic input provided by a user about his or her business name and type and uses artificial intelligence and a human design sensibility to generate algorithms that ensure every website designed using Wix ADI will be stunning and complete. If desired, users can further modify the website created with Wix ADI using the Wix Editor.

Through the use of Wix Code, users can combine the Wix Editor with advanced developer capabilities to create content-rich websites and web applications. Wix Code provides the ability to use databases to manage content and APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for developers and designers to juggle updating themes, hosts, content management systems (CMSs), plugins, content delivery networks (CDNs) and other third-party products.

We also provide solutions that business owners can use to operate mission critical aspects of their business online, such as selling goods, taking reservations and scheduling and confirming appointments.  These applications provide Wix registered users a bespoke front-end for customers visiting their website, as well as a robust back-end management dashboard. We have developed these software applications for businesses in specific verticals, including retail and online stores, service providers, hotel and property management, music, photography and restaurants, among other verticals. These vertical applications are integrated into our website templates or can be installed on any existing website and set up with minimal effort by the user and without the need to write code.

Through our highly curated App Market, which was launched in the fourth quarter of 2012, as of December 31, 2017 we offered our registered users the ability to easily install and uninstall more than 270 different free and purchasable apps that we developed ourselves or carefully identified and selected through third-party developers for inclusion in our App Market, based on user needs and demand. These applications include social plug-ins, online marketing and customer relationship management tools, contact forms and transactional and payment processing capabilities. These apps add additional functionality and are easily integrated into registered users’ websites with one click and without any coding.

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

We are removing not only technological, but also geographic and linguistic barriers to web development, in order to empower almost everyone to create and manage a digital presence in their own language.  We currently enable our users to create their websites in any language and offer our platform in seventeen languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish and Czech, and we plan to add more languages in the future.

Our registered users grew from 17 million at December 31, 2011 to approximately 119 million at December 31, 2017, representing a 38.3% compounded annual growth rate.  Our premium subscriptions have grown from 298,143 to 3,223,036 over the same period, representing a 48.7% compounded annual growth rate.  Through December 31, 2017, we had achieved 32 consecutive quarters of sequential growth in the accumulated number of premium subscriptions.  We have also achieved 32 consecutive quarters of growth in revenues and collections. We had revenues of $203.5 million, $290.1 million and $425.6 million and collections of $241.7 million, $342.1 million and $484.0 million in 2015, 2016 and 2017, respectively. We had a net loss of $51.3 million, $46.9 million and $56.3 million in 2015, 2016 and 2017, respectively.

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

Our Offerings

We offer our web development, design and management solutions and apps through an attractive online platform that enables our large user base of businesses, organizations, professionals and individuals to create a sophisticated and professional digital presence.  Our web development technology is built based on HTML5 and offers HTML5 compatible capabilities, web design and layout tools, domain hosting, and other marketing and work flow management applications and services.  By registering with our service, our users gain access to the Wix Editor, Wix ADI and Wix Code capabilities, which enable the users to design and manage as many websites as they choose, in order to establish or enhance their digital presence. No installation of software is necessary to use the Wix Editor, as our advanced editing and design platform is accessible through the cloud directly from our website.

Free Products

Our registered users receive access to hundreds of free design templates for personal and business use, free web hosting through a Wix domain, free apps from our App Market, and blog and social network page support.  The websites developed using our free product contain Wix advertisements in the footer of the website, and tags, or metadata, which contain our name.  Our name is also contained in the link to the user’s website.

Our free product and service offerings includes the following features and capabilities:

•	Wix Editor

At the core of our platform is the Wix Editor, which is currently localized to seventeen languages, and allows registered users to maximize their digital presence by designing an unlimited number of websites, which are customizable using images, layouts, colors, fonts and other content provided by Wix, or content uploaded by the user, including visual and audio media.  All websites designed using our editor are fully customizable with HTML5 technology, and contain back-up and firewall protection, as well as certain services designed to reduce the effect of denial-of-service attacks. The Wix Editor offers a highly visual design experience as well as several code-free features such as full screen strip layouts, full page video backgrounds, single click parallax effects and more.

•	Wix Artificial Design Intelligence

We launched Wix Artificial Design Intelligence, or Wix ADI, in June 2016. Wix ADI is an AI-based solution that is designed to eliminate the most significant challenges of building websites – time, design and content creation. Through its technology and basic input provided by a user about its business name and type, Wix ADI combines relevant design and curated content to create a complete, personalized and unique website tailored for the users’ specific needs, in minutes. With this technology, we have blended artificial intelligence and a human design sensibility resulting in algorithms that ensure every website designed using Wix ADI will be stunning and complete.

•	Wix Code

We launched Wix Code in July 2017. Wix Code is a powerful development platform that allows users to extend the functionality of their online presence. With Wix Code, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. The innovative product combines the sophisticated Wix Editor with a powerful new set of development capabilities. Starting with the drag-and-drop Wix Editor, users can design a front end (client-side), then employ Wix Code developer tools to add advanced functionality and capabilities to the back end. Wix Code includes features that are built into the platform and do not require code to implement. Wix Code enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, content management systems (CMSs), plugins, content delivery networks (CDNs) and other third-party products. Wix Code provides an all-in-one platform, hosted in the Wix cloud, that allows users to spend their time creating, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.

•	Wix Mobile Web

All of our products allow registered users to optimize their existing Wix sites for viewing on mobile devices.  Our mobile site technology is based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants.  We do not currently charge for our mobile solution.

•	Wix App

We introduced in October 2016 the Wix App, a native mobile application available in iOS and Android, to allow users to fully manage their websites and Wix operating systems on the go, wherever they are, in order to run their businesses in real time. The Wix App is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. The Wix App is available for download for free in the Apple App Store and Google Play.

•	Wix SEO Wiz

In 2017 we introduced the Wix SEO Wiz, a new widget that guides users through the most common steps that help the users’ site appear in online searches. Wix SEO Wiz provides users with personalized plans to optimize their site for search engines like Google. SEO Wiz’s keyword analyzer helps users pick strong and recommended keywords, upon which they receive a checklist with step-by-step instructions on how to incorporate those keywords and other details in their SEO settings. The SEO plan covers all the most important set ups, such as meta titles, descriptions, Alt text, internal links and site content. Once users complete a few basic checklist items, they can instantly index their site on Google, using a feature developed in partnership with Google. Users then receive regular achievement updates with key insights about the progress of their websites in search results. While completing their checklist, users can enrich their SEO knowledge with helpful videos and articles in the SEO guide of the application.

Premium Subscriptions

Our premium subscriptions are purchased primarily by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, photography, tourism, beauty, sports, food services, property management or publishing.  The customers of our premium subscriptions are not concentrated in any particular field.  Our premium subscriptions offer all of the features of our Wix Editor, Wix ADI and Wix Code but also include features tailored to more specific business’ needs, such as eCommerce (online stores) and appointment (bookings) applications and marketing tools such as Google Analytics and mailing lists. Our premium subscriptions also offer premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow registered users to expand their digital presence by, for example, advertising their pages on third-party sites, such as Bing and Google.

To date, most of our revenues have been from selling our Combo, Unlimited and Wix Stores premium subscriptions. These solutions are primarily purchased by businesses, organizations and professionals, which make up the substantial majority of our total user base.

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

Most of our premium subscriptions allow users who have published their sites to change the Favorite Icon, or Favicon, that appears next to the user’s page address and bookmark in most internet browsers.  Registered users can change the Favicon that appears on the website by uploading their own Favicon.  This feature enhances the professional appearance of registered users’ digital presence.

•	VIP Services

We offer our VIP subscribers four additional features.  Our VIP Support feature enables these subscribers to contact a dedicated team of support specialists.  If a support specialist is not available immediately, we will call the VIP subscriber back within a matter of minutes via our Priority Call Back service.  In addition, VIP subscribers have the option of receiving our Instant Response service during business hours via Wix Answers, our online automated ask-and-answer database.  Finally, VIP subscribers who have published their sites can receive feedback from us regarding how the sites’ structure and SEO can be improved via our Professional Site Review service.

Applications and Value-Added Solutions

Wix App Market

The Wix App Market is an online platform that offers our registered users a range of software apps which can be seamlessly integrated as add-ons into our registered users’ websites.  The App Market includes over 270 free and purchasable marketing, social and media apps, as well as audio and visual content.  Since the launch of the App Market in October 2012 through December 31, 2017, registered users had installed 83.6 million apps. Registered users gain access to apps in the App Market, and through our easy-to-use drag-and-drop technology they can install or remove as many apps as they would like within moments.  In the second quarter of 2014, we launched a new technology, Wix Hive, which has turned the App Market into a dynamic data ecosystem.  The Wix Hive technology enables standalone apps to share data and create new insights and functionalities that website owners can leverage to further manage and grow their business online.  The App Market consists of apps that are developed by us or by third-party developers.  Our research and development team creates our Wix Apps, and also tests and evaluates apps created by third-party developers.  We have sales agreements with third-party developers and we are customarily entitled to a share in 30% of revenues from the sale of every third-party app purchased through our App Market.  We are responsible for the development, operation and maintenance of apps that we create, and the third-party developers are responsible for the apps that they create. However, we may remove a third-party app at any time if it does not meet our standards or for other reasons.

Wix ShoutOut

In the third quarter of 2014, we launched Wix ShoutOut, an integrated email marketing product which enables registered users to easily create and send customized email campaigns, such as newsletters, updates and promotions directly from their Wix accounts. This is the first product that was built with the Wix Hive API, which enables formerly standalone apps to share their collected data and provide users with new capabilities and actionable information. Wix ShoutOut uses Wix Hive by accessing contact lists which are stored and managed in the users’ accounts, thus addressing the critical business need of effective client communication management. In the second quarter of 2015, we collaborated with Facebook to enable Wix registered users to maximize their audience reach. They can easily create Facebook Page ads based on their ShoutOut campaigns from the Wix platform. As of February 28, 2018, Wix ShoutOut had been used by more than 1 million Wix registered users who have sent nearly 5 million ShoutOuts to approximately 2.2 billion contacts since its launch.

Wix Vertical and Professional Applications

We offer a robust and comprehensive platform for all business owners. As each business segment faces a unique set of challenges, we develop tailored products and solutions to address specific business needs. Such verticalized strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions are Wix Hotels, Wix Stores, Wix Music, Wix Bookings, Wix Restaurants, Wix Photography, Wix Video, Wix Events and Wix Blog. We intend to continue introducing additional solutions that offer a complete online business solution tailored to specific businesses.

•	Wix Stores

Wix Stores is our e-commerce solution which allows our registered users to create, design and manage an online store through which they may sell their products online and process payments using an integrated shopping cart app, which is already included in the subscription. Wix Stores users can tailor the style of the online store to their business, and with the secured shopping cart application, the users may accept payment for products or services through a variety of integrated payment solutions we offer, such as wallets, credit cards, and other types of offline payments such as cash on delivery, point of sale and bank transfers. We also provide registered users with the ability to manage inventory, provide coupons and set their own shipping and tax rules as part of our Wix Stores. Additionally, users can manage their online store on the go by using the Wix App on a mobile device.

The Wix Stores platform provides online merchants the ability to create an online store and a full set of store management tools like payment processing, inventory management and shipping.  With improved mobile and social commerce features, Wix Stores is designed to integrate seamlessly with other components of the Wix platform, including Wix ShoutOut, Wix Hive and App Market offerings.  Combined with these products, Wix Stores enables merchants to create, manage and grow their online business from one cohesive environment.

•	Wix Bookings

Wix Bookings, which was launched in January 2016, is an end-to-end online appointment booking solution, giving small businesses an easy and effective way to connect with customers, manage appointments and group bookings, and acquire more business by allowing customers to book online.  The solution currently synchronizes with Google Calendar to help business owners keep track of appointments and scheduled classes, send reminders to customers, and collect payments, and is customizable for any type of business.  Wix Bookings users can also accept payments for services on their website through certain integrated payment solutions and can record their clients' bookings history to help them better manage their bookings interactions. Wix users can manage their Bookings schedule through their website or on their mobile phones using the Wix App which now includes full support for Bookings management.

•	Wix Hotels

Wix Hotels offers a complete booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals. This code-free product makes it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities using certain integrated payment solutions. Available through our hotel design templates and the Wix App Market, Wix Hotels is not limited to reservations made through the website. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place. As a result of certain engagements with third parties, hotel owners can accept and manage bookings that come through many online travel agencies and marketplaces, such as Booking.com, Expedia and Travelocity. Wix Hotels users can also enhance the promotion of their business by easily connecting to Google Hotels Ads, and as a result increase their traffic and conversion rate. Wix Hotels is fully optimized for mobile devices, enabling potential travelers to book a room on the go.

•	Wix Music

Wix Music is a complete solution for musicians and entertainers which includes an advanced music player, commission free sales, an easy to use digital asset management system, tracking and metrics, concert promotion and ticketing, fan management and communication tools and a range of specifically designed music website templates. All of these components are seamlessly packaged, empowering musicians to leverage the web to drive awareness and professionally promote and sell their music directly from their Wix websites. Optimized for mobile devices, Wix Music ensures music sharing and purchasing can continue on the go.

•	Wix Restaurants

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

•	Wix Photography

Wix Photography is a comprehensive solution for photographers looking to create their portfolio and manage their business online. Our dedicated solution includes multiple templates custom designed for photographers, dozens of gallery layout options including specific features relevant for professional photographers and other visual artists, such as the ability to control the image quality, support multi images and video loads and more. In addition to a dedicated portfolio site to showcase their art, Wix offers photographers and other visual artists other relevant and customary tools such as the Wix Photo Albums app that enables event photographers to easily create an album site for their clients and enhance their exposure to other potential clients, and Wix Art Store allowing artists to sell their art online to their customers. Photographers registered with Wix can also use other applications to manage and grow their business including appointment management capabilities through Wix Bookings, marketing solutions such as Wix ShoutOut and customer relationship management tools.

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

•	Wix Events

In 2016, we launched Wix Events, which enables users to create and display multiple events on a page, send invites, collect RSVPs and manage a guest list in one place. It can be used for conferences, meetups, concerts, shows, weddings, parties, and more. Users can sell tickets directly on their site and can use Wix to promote the event on social media.

•	Wix Blog

Wix Blog enables users to easily create a blog and grow an online community. Users can choose from several beautiful layouts with built-in social features. Readers can join the blog, create member profiles, follow posts, and comment with images and videos.

•	Wix Forum

Wix Forum enables users to create an online community directly on their Wix site. The site visitors can become members, join conversations, follow posts, upload videos, write comments and more. Users can choose from a variety of layouts and customize them to their needs.

•	Wix Arena

Wix Arena is an online marketplace that we re-launched in 2017, which brings together our users and talented web designers, who can help our users build a website that fits their needs and bring their vision to life. Users can search through hundreds of talented web designers listed by language and location and explore their portfolios in order to find the best designer to help them build their website.

Customer Support

We offer our registered users the following support and services:

Wix Support and Call Center

Our customer solutions experts operate the Wix Support and Call Center.  Our customer solutions team is responsible for providing all of our registered users, including the free registered users, with direct and indirect support, including monitoring and updating forums for user questions and knowledge databases, such as our online automated ask-and-answer database.  Because our support team is able to address many of our registered users’ questions through these online and automated channels, direct customer support is often not needed to address user questions or technical issues.  However, our support staff does provide web-based technical support through email and through the use of ConnectWise Control and LogMeIn remote access software.  The Wix Call Center also provides telephonic support during U.S. business hours and email support during extended hours. We do not currently offer telephonic support outside of U.S. business hours.  Our Support and Call Center employees offer telephonic and email support in certain non-English languages, including French, Spanish, Portuguese, Italian, Russian, German, Japanese and Korean.  For example, our customer support staff and technical staff with Italian and Portuguese-language capabilities provide Italian and Portuguese-language support by updating forums in response to customer questions and updating knowledge databases and translating the how-to videos in the Wix Support Center.  We plan to hire additional employees with other fluencies as we add more languages.  As of December 31, 2017, we had over 400 Support and Call Center employees, located in the United States, Israel and Ukraine.

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

We market our solutions and apps to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers.  We are able to attract a high volume of users and premium subscriptions by offering free solutions and services and upgrades and improvements to our premium subscriptions.  We also offer 14-day refund period of our premium subscriptions.  As of December 31, 2017, we had approximately 119.3 million registered users and 3.2 million premium subscriptions.

User Acquisition

We engage in online and offline advertising, with a focus on acquiring new users to our platform.  A majority of our premium subscriptions are generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser.  We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying registered users’ websites.  In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products.  Further, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions. In 2018, we are continuing to focus our marketing spending on channels that bring new users to visit, register and begin using our products and services.

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

Our marketing expenditures directed to advertising were $87.6 million in 2015, $113.2 million in 2016 and $141.3 million in 2017. Our marketing expenditures are directed toward the following channels:

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

Some of our marketing expenses are directed towards more traditional advertising such as television commercials mainly in the United States.

•	Other expenditures

We maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their personal websites.  From time to time we also hold webinars, promotional contests, user meet-ups and public relations events at our Tel Aviv, New York and San Francisco offices.

User Retention

Once we attract visitors to our website, our preliminary goal is to register them as registered users.  Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site.  These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events.  We constantly seek to convert our registered users to purchase premium subscriptions by offering them enhanced functionalities. Registered users who convert to a premium subscription gain access to additional features such as, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions.  Registered users can choose between monthly, one-year, two-year or three-year premium subscriptions and as of December 31, 2017, 82% of our premium subscriptions were for a one-year period or more and 18% were monthly.  We seek to increase the number of premium annual subscriptions by offering seasonal promotions and discounts on annual subscriptions.  We also send our premium subscribers emails reminding them to renew their subscriptions before expiration, as well as coupons and other discounts on products and services.  We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium apps in our App Market.

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

Wix Cloud

We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our apps, and the websites that our registered users create.  We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations.  Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast.  The vast majority of our data is located in our primary data centers in the United States from Google, Inc. and from Amazon.com, as well as from Equinix, Inc. and we also use cloud storage from Google, Inc. and Amazon.com. A small amount of our data remains stored in servers leased from Hostway Services, Inc., which, in the past, hosted a more substantial amount of our data. To date, we have not experienced any material outages or service interruptions.  This highly-scalable multi-tenant technology enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity.  As a result, our platform is not affected or slowed down by growth in the number of registered users in our cloud.  Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by proven international cloud delivery network vendors, such as Akamai and Level 3. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Google and Amazon cloud services and Equinix, to back up our registered users’ data and the use of our platform.  We apply industry standard data security measures to protect against potential vulnerabilities in our technology.

HTML5-Based Design Capabilities

HTML5 is the latest and most advanced markup language available for structuring and presenting dynamic content on the Internet.  Unlike websites built using older HTML versions, websites using HTML5 can seamlessly incorporate video, audio, fonts, graphics and animations.  Moreover, rich and interactive web design and app integration can be achieved without the use of Flash.  Because of HTML5’s advanced capabilities, we use it as the basis for our products and have eliminated the need to combine Flash and HTML coding.  We developed our HTML5-based technology by leveraging our many years of experience in developing web development and design tools.

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

Our infrastructure includes servers and bandwidth capacity collocated from third parties located in the United States, including cloud storage from Google and Amazon as well as Equinix.  We use our own servers to run our research and development activities and to operate our office applications.  Our use of servers in different locations, together with our use of Google and Amazon cloud services as well as Equinix to back up our registered users’ data and serving our registered users, protects against accidental data loss and reduces disruption to our operations from server outages or physical damage to a server.  We are maintaining industry standard server operations, which provide our growing registered user base with industry standard reliability to access to our products and consistent service provisions.

Research and Development

As of December 31, 2017, we had 1,061 employees and contractors focused on research and development.  Our research and development team, which also includes our design team, is comprised of individuals with extensive experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel.  We also engage a team of developers in Ukraine through a third-party service organization and directly with local subcontractors in order to benefit from the significant pool of talent that is more readily available in that market. We have also engaged a team of local developers in Lithuania in order to benefit from the significant pool of talent that is readily available in that market.  Our research and development personnel focus primarily on developing new apps and product and service offerings, as well as quality assurance.

Our research and development spending was $77.6 million in 2015, $105.4 million in 2016 and $153.6 million in 2017.  We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base.  Our development strategy is focused on identifying updates and enhanced features for our existing offerings, and developing new offerings that are tailored to our registered users’ needs and often arise out of their suggestions.  For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades through the use of our automated request system on our website, which then enables us to quickly react to our registered users’ requests.  We also engage in A/B testing in order to measure the effectiveness of our upgrades and new product features.

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

User Data

We hold certain personal data of our registered users, primarily, username, email address and billing details that are provided by the registered users and by the users who have purchased premium subscriptions, and may hold certain personal data of the visitors to our registered users’ websites. We are subject to the data protection and storage laws of the State of Israel, as well as certain industry standards (including voluntary third-party certification bodies such as TRUSTe).  In addition, we are subject to local privacy legislations in the areas where we operate. We operate in accordance with the terms of our privacy policy and terms of use, which describe our practices concerning the use, transmission and disclosure of user data.

While it is generally the laws of the jurisdiction in which a business is located that apply, because our services are accessible worldwide, there is a risk that data protection and privacy regulators of other countries, may seek jurisdiction over our activities in locations in which we process data or have registered users but do not have a local operating entity, employees or infrastructure.  Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law.  In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations.

United States

A number of legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning privacy and data protection could affect us, as can changing regulatory guidelines and interpretations.  For example, the FTC has updated its guidelines relating to children’s online privacy that were issued under the Children’s Online Privacy Protection Act.  Additionally, some states have passed proactive, as well as reactive, information security legislation.  Regulatory enforcement actions and trends in consumer class actions against other companies indicate an inclination by regulators and judges to require companies to adopt certain minimum protections and security measures to protect personal information.  The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in interpretation.

Europe

 In April 2016, the European Union adopted a a new General Data Protection Regulation, or GDPR, which replaced the European Data Protection Directive (Directive 95/46/ED) and includes more stringent obligations for online businesses, such as conducting a data protection impact assessment for risky processing operations, introducing the need for a legal basis when processing EU user data, imposing an obligation to act on data breaches, addressing data subject requests, restricting the collection and use of personal and “sensitive” personal data and expanding the legislative requirements for data processors, as well as introducing a stricter regime of enforcement.  Additionally, the regulation has an extra-territorial effect and regulates the European activities of businesses regardless of their location or the locations of their servers. The regulation will become applicable as from 25 May 2018. The GDPR applies to Wix, as Wix processes EU user data. Wix is preparing for the GDPR, appointed a dedicated multi-disciplinary task team, and is taking the necessary measures in order to be compliant. Being subject to these and other laws and regulations, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and we are likely to incur additional costs.

We will probably be defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR.  For example, among other things, we would be required to inform individuals if we process their data, that their information is going to be collected and/or processed, and for what specific purpose, provide a means for individuals to request access to their data, rectification, erasure and the right to withdraw consent for the data’s use, only retain data for a limited time and erase or review the data at the end of the limited period and to not transfer data outside the European Economic Area, to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain legitimizing steps.  The European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy in the electronic communications sector.  Pursuant to the requirements of some of those national laws introduced under the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a registered user’s terminal equipment (e.g., computer or mobile device).  These requirements predominantly regulate the use by companies of cookies and similar technologies.  Prior to providing such consent, registered users must receive clear and comprehensive information in accordance with the applicable national law about the access and storage of information.  Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user. These rules are also set to change in the future, as a proposal for an e-Privacy Regulation has been published by the EU Commission, aiming to cover all forms of digital tracking (cookies, iBeacons, etc.) as well as machine-to-machine communications (Internet of Things).

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

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 11,613 square meters (approximately 124,998 square feet) of leased office space.  We also lease additional office space in Beer-Sheva totaling approximately 617 square meters (approximately 6,645 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, information technology, customer support and administrative activities.  The leases for our Tel-Aviv offices expire on various dates between April 28, 2018 and July 31, 2022.

In the United States, we maintain offices in New York City, San Francisco and Miami as well as in Los Angeles where DeviantArt is located. In New York, we lease approximately 11,500 square feet. The leases for our NY offices expire between April 30, 2019 and May 31, 2021. In San Francisco, we lease 34,459 square feet until February 28, 2021, of which we sublease approximately 11,000 square feet to third parties.  In Miami, we lease approximately 33,000 square feet for a period of seven years until July 31, 2025. In Los Angeles, we lease approximately 11,200 square feet until November 2018. In Lithuania, we maintain offices in Vilnius, in Germany we maintain an office in Berlin, and in Brazil we maintain an office in Santana de Parnaiba near the city of Sao Paulo.

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

Our subsidiary Loyalblocks Ltd. (Israel) wholly owns Loyalblocks Ltd. (Delaware).

D.         Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B.—Business Overview—Facilities.”

Item 4A.         UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a leading global web development platform enabling businesses and organizations to take their businesses, brands and workflow online. As of December 31, 2017, we empower approximately 119.3 million registered users worldwide to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform that eliminates complex coding, supplanting the need for expensive design services.

Following our IPO in November 2013, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $16.50, resulting in net proceeds to us of approximately $93.6 million.

In 2017, we achieved significant growth as compared to 2016 as our registered users and premium subscriptions continued to increase and we continued to benefit from our expanded product offerings.  Our revenue was $425.6 million in 2017, which represented an increase of 47% from 2016.  Our future growth will depend, in part, on our ability to grow our registered user base and premium subscriptions and increasing user and subscription retention as well as to maintain and enhance our brand and reputation.  It will also depend in part on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

In 2018, we expect to continue to invest in long-term growth by continuing to invest significantly in our research and development efforts to expand our offering and enhance user experience.  In addition, we expect to continue to expand our marketing activities both in the United States and internationally.  We also expect to continue to make significant expenditures to upgrade our technology and network infrastructure to enable the release of offerings and applications and to scale for future growth.  To support these efforts, we expect to increase our workforce which will result in an increase of headcount related expenses, including share-based compensation.

How We Generate Revenues

We derive the substantial majority of our revenue from monthly, annual and longer-termed premium subscriptions for our solutions.  Annual and longer-termed subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues.  As a result, we provide incentives to drive annual and longer-termed subscriptions, including a lower average monthly price relative to a monthly subscription.  We have noticed, however, that promotions that further lower the effective price of an annual subscription can result in attracting users who do not renew their subscription once the promotion is no longer available.  We therefore seek to strike a balance between attracting annual subscriptions and maintaining a registered user base that is loyal to our offering.  As of December 31, 2017, 82% of our overall premium subscriptions were one-year, two-year or three-year subscriptions and 18% were monthly subscriptions.

In addition, we generate revenues from selling third-party domain registrations and from revenue sharing agreements we have with Google email services and with other third-party developers for apps sold through our App Market.  We launched our App Market in the last quarter of 2012 and therefore generated negligible revenues from it in 2013 and 2014 and generated revenues of $2.8 million, $5.9 million and $8.5 million in 2015, 2016 and 2017, respectively. Our solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free for an unlimited amount of time.  A premium subscription, which provides registered users with additional solutions such as, Wix ad removal, access to Google Analytics, domain connectivity and eCommerce solutions, can be purchased at any time.  Because we increase our pipeline of potential premium subscriptions by acquiring more registered users and over half of the new premium subscriptions in a typical month in recent periods were generated by registered users who registered in previous months, we are focused on building a large user base.  The number of new registered users we attract is therefore a key factor in growing our premium subscription base, which drives our revenues and collections.  Users that purchase premium subscriptions often decide to do so several months, quarters or years after initially registering with us.  Thus, in each period, new premium subscriptions include users who registered in that period as well as users who initially registered with us in previous periods.  We believe this characteristic of our business model provides us with a growing pipeline of potential subscriptions as our user base grows.

User Acquisition Spending

A majority of the premium subscriptions generated by users that registered during 2017 came from organic and direct sources, meaning visitors that reached us via unpaid search results or by typing the URL of our website in their browser.  Our selling and marketing spending to attract additional new registered users focuses primarily on online advertising.  The types of paid marketing channels that we target are primarily cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of our marketing expenses are directed towards more traditional advertising, such as sponsorships and television commercials mainly in the United States.

Our registered user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of registered users that we acquire from different sources.  We extrapolate from this historical user behavior data to predict future user behavior and make investment decisions regarding our marketing expenditures.  In order to growing our registered user base and in turn our premium subscriptions, we consider the time period over which we seek to return an amount of collections equal to the marketing expenditures used to attract a specific group of registered users during a particular period, which we refer to as a cohort.  In order to achieve the targeted time for return on those marketing investments, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources.  For example, we could pay a substantially identical amount to acquire fewer registered users that generate premium subscriptions at a higher rate versus acquiring more registered users that generate premium subscriptions at a lower rate.  The net amount of premium subscriptions would be the same, but in the former case we would have acquired fewer new registered users overall.  We prefer the latter case due to the benefit of gaining more registered users and having a larger pipeline of registered users that can generate premium subscriptions over time based on the long “tail” of premium subscriptions that each cohort generates.  This larger number of registered users also creates more overall users of our platform who can recommend others to our site.  In addition, a single registered user can purchase multiple premium subscriptions.  This fact, coupled with our preference to grow the size of our user base even if the rate of purchase of premium subscriptions is lower, is why we do not consider the rate at which registered users purchase a premium subscription (or any other measure of “conversion”) to be a meaningful measure of the success of our business.

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

First Quarter 2010 User Cohort

The following chart summarizes the number of premium subscriptions that originated during each quarterly period, from the first quarter of 2010 to the fourth quarter of 2017, from the 919,221 registered users that first registered with us in the first quarter of 2010.  We refer to this group of registered users as our first quarter 2010 User Cohort.  The first quarter 2010 User Cohort is representative of trends we have seen in premium subscription originations, and we believe it is consistent with our registered users’ subscription purchasing behavior in recent periods.

Through December 31, 2017, the first quarter 2010 User Cohort generated a total of 96,067 new premium subscriptions and continued to generate premium subscriptions up through and during the first quarter of 2018.

Premium Subscriptions from First Quarter 2010 User Cohort

 Historical First Quarter User Cohort Overview

The following chart summarizes the number of active premium subscriptions at the end of each quarter following the creation of each of our first quarter user cohorts for the years 2010 - 2017.  We observe apparent consistency in other quarterly user cohorts, which enables us to make efficient marketing investments.

As indicated in the following chart with respect to the first quarter 2010 User Cohort, at the end of this quarter, there were 18,513 active premium subscriptions that had been purchased by registered users from the first quarter 2010 User Cohort.  Thirty-two (32) quarters later, as of December 31, 2017, there were still 17,712 active premium subscriptions from registered users that originated from this same cohort.  We spent approximately $1.1 million in advertising expenses to acquire this user cohort.  Since originating, premium subscriptions from registered users in this cohort have resulted in aggregate revenues recognized of $18.8 million and $19.2 million in collections through the fourth quarter of 2017.  Approximately $1.0 million of deferred revenue relating to purchases by this user cohort remained outstanding at December 31, 2017.  Furthermore, this cohort continues to generate revenue and collections beyond that date.

Throughout the life of this cohort, registered users have exhibited many different behaviors that result in a greater number of active premium subscriptions 32 quarters after the cohort’s creation compared to the number of active premium subscriptions after just its first quarter of existence. Some registered users account for multiple premium subscriptions that are purchased throughout the cohort’s life. For example, registered users who are professional web designers often use our platform to support their business, building and designing sites for their own customers.  Some registered users may cancel a premium subscription because the site is no longer needed and repurchase a subscription several quarters later.  For example, a site created for an event that has occurred or a business that discontinues is no longer needed, but the registered user may repurchase a subscription for another event or a new business he creates in a subsequent quarter or year.  Some registered users may create and publish a free website only to purchase their first premium subscription many quarters after first becoming a registered user with Wix.

We believe these behaviors and trends that result in the existence of more premium subscriptions thirty-two (32) quarters after the initial quarter’s active premium subscriptions demonstrates the loyalty of our registered users and the increasing value of our registered user base as we continue to increase the number of our registered users, and supports our election to invest in marketing to acquire a user cohort and generate premium subscriptions over several quarters and years.

Key Financial and Operating Metrics

We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions:

Collections

We define collections as total cash collected by us from our customers in a given period.  Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Collections consists primarily of amounts from annual, multi annual and monthly premium subscriptions by registered users, which are deferred and recognized as revenues over the terms of the subscriptions and payments by our registered users for domains, which are also recognized ratably over the term of the service period.  We believe that collections is a leading indicator of the growth of our overall business.  Collections is a non-GAAP financial measure.  For a reconciliation of collections to the most directly comparable U.S. GAAP measure, see “Item 3.A. Key Information—Selected Financial Data.”

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

Number of premium subscriptions at period end

We define this metric as the total monthly and annual premium subscriptions as of the end of the period.  A single registered user can purchase multiple premium subscriptions.  Because we derive the majority of our revenues and collections from premium subscriptions, we believe that this is a key metric in understanding our growth.  The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions.  Premium subscriptions terminate due to an active decision by a registered user not to renew their subscription or due to the failure of a registered user to update his or her credit card information upon expiration or termination.  Our renewal rates demonstrate our strong value proposition to our premium subscriptions.  We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users.  We measure the retention of our premium subscriptions on a cohort basis.  Subscriptions that are terminated are replaced by new subscriptions from users from the same cohort, generally at a similar rate. As observed in our first quarter 2010 user cohort, there is a similar number of active subscriptions in such cohort at the end of 2017 than existed when the cohort was acquired 32 quarters ago. We believe this demonstrates our strong renewal rates and our ability to replace terminated subscriptions with new subscriptions from the same cohort.

A.          Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2017 and related notes and the information contained elsewhere in this annual report.  Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

Sources of Revenues

We derive the substantial majority of our revenues from monthly, annual and multi annual premium subscriptions purchased by businesses, organizations, professionals and individuals, which include benefits such as Wix ad removal, access to Google Analytics, domain connectivity and other benefits such as eCommerce solutions, depending on the subscription.

We derive a small portion of our revenues from selling third-party domain registrations.  Revenues from domain name registrations accounted for approximately 7% of revenues in 2015, approximately 7% of revenues in 2016 and approximately 7% of revenues in 2017.  We also derive a small portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any app to which our registered users subscribe and also revenues from our own self developed apps.  Revenues from our App Market accounted for an insignificant portion of revenues in 2015, 2016 and 2017. We plan to increase the number of value-added services that we offer and the associated revenues we derive from these services.

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

We bill our premium subscriptions in advance through our registered users’ credit or debit cards, wires, e-wallets and other forms of payment.  We use a billing system, which provides a portal for registered users to submit credit or debit card information for processing.  Payment occurs after the credit card information entered for the transaction passes through the validation and verification process of the billing system and third-party billing providers and processors.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
North America	51%	50%	52%
Europe	27	27	26
Latin America	9	9	9
Asia and Others	13	14	13
Total	100%	100%	100%

The percentage of revenues derived from outside of North America may increase over time as we continue to further penetrate internationally.  Additional international adoption of our solutions and services is driven by our ability to offer our platform in local languages and offer local billing solutions.  When penetrating new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities.  We currently offer our platform in seventeen languages - English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish and Czech and we plan to add more languages in the future.  We have historically launched our platform in new markets without the need for local support staff.

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

Selling and Marketing

Our primary operating expense is selling and marketing.  The significant majority of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements.  We intend to continue expanding our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. In addition, we direct a significant portion of our marketing expenses towards more traditional advertising, including television commercials. Other selling and marketing expenses also consist primarily of personnel and the related overhead costs, including share-based compensation for personnel engaged in marketing, advertising and promotional activities.  Our marketing expenses also include billing costs in connection with the processing fee of our collections.  We expect our selling and marketing expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and increase our business and collections, but expect it to decrease as a percentage of collections.

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

Taxes on Income

Taxes on income consist mainly of taxes we pay or accrue due to our international activity. As of December 31, 2017, we had not yet generated taxable income in Israel.  At the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $121.5 million.  After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law.  Accordingly, if we generate taxable income in Israel during the benefit period, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which was 26.5% in 2015, 25% in 2016, 24% in 2017 and will be 23% in 2018 and thereafter.  Our benefit period currently ends in 2020.  Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.  For more information about the tax benefits available to us as a Beneficiary Enterprise, see “Item 10.E. Taxation.”

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in USD thousands)
Revenues	203,518	100.0	290,103	100.0	425,636	100.0
Cost of revenues	34,970	17.2	45,287	15.6	69,391	16.3
Gross profit	168,548	82.8	244,816	84.4	356,245	83.7
Operating expenses:
Research and development	77,647	38.2	105,368	36.3	153,635	36.1
Selling and marketing	120,010	59.0	156,512	54.0	204,435	48.0
General and administrative	19,526	9.6	26,968	9.3	48,186	11.3
Total operating expenses	217,183	106.7	288,848	99.6	406,256	95.4
Operating loss	(48,635)	(23.9)	(44,032)	(15.2)	(50,011)	(11.7)
Financial income (expenses), net	77	0.0	247	0.1	(5,015)	(1.2)
Other income (expenses)	(11)	(0.0)	(4)	(0.0)	76	0.0
Loss before taxes on income	(48,569)	(23.9)	(43,789)	(15.1)	(54,950)	(12.9)
Taxes on income	2,765	(1.4)	3,107	(1.1)	1,323	(0.3)
Net loss	(51,334)	(25.3)	(46,896)	(16.2)	(56,273)	(13.2)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Revenues and Collections

Revenues increased by $135.5 million, or 46.7%, from $290.1 million in 2016 to $425.6 million in 2017.  The substantial majority of this increase was driven by 31% growth in the number of premium subscriptions from 2,465,160 as of December 31, 2016 to 3,223,036 as of December 31, 2017. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses.

Collections increased by $141.9 million, from $342.1 million in 2016 to $484.0 million in 2017.  This increase was primarily due to an increase in premium subscriptions from 2,465,160 to 3,223,036.

Costs and Expenses

Cost of Revenues

Cost of revenues increased by $24.1 million, or 53.2%, from $45.3 million in 2016 to $69.4 million in 2017.  This increase was primarily attributable to an increase of $8.6 million in bandwidth and hosting costs, an increase of $3.5 million in domain name costs and increase of $6.6 million in payroll expenses, consisting of $5.5 million due to increased headcount from 245 to 435 and $1.1 million in share-based compensation expense, and increase of $5.4 million related to allocate overhead expenses and other costs due to expanded activities.

Research and Development

Research and development expenses increased by $48.3 million, or 45.8%, from $105.4 million in 2016 to $153.6 million in 2017.  This increase was primarily attributable to an increase of $37.6 million in payroll, subcontractors and consultant fees, consisting of $25.9 million due to increased headcount from 778 to 1061 to support our development plans and $11.7 million in share-based compensation expense. Also an increase of $2.9 million related to acquisition related expenses and due to an increase of $7.8 million related to allocated overhead expenses and other development costs due to expanded activities.

Selling and Marketing

Selling and marketing expenses increased by $47.9 million, or 30.6%, from $156.5 million in 2016 to $204.4 million in 2017.  This increase was primarily attributable to an increase of $28.1 million in user acquisition costs and other marketing activities from $113.2 million in 2016 to $141.3 million in 2017 due to the expansion of advertising activities for our products and services, primarily via more online advertising.  It also resulted from an increase of $11.0 million in payroll expenses consisting of an increase of $9.0 million due to increased headcount from 228 to 334 and an increase of $2.0 million in share-based compensation expense, an increase of $3.8 million in processing costs of our collections, an increase of $2.6 million related to amortization and acquisition related expenses and an increase of $2.4 million in related allocated overhead expenses.

General and Administrative

General and administrative expenses increased by $21.2 million, or 78.7%, from $27.0 million in 2016 to $48.2 million in 2017.  This increase was primarily attributable to an increase of $12.6 million in payroll expenses, consisting of $7.8 million due to increased headcount from 110 to 204, and $4.8 million in share-based compensation expense. The increase was also due to an increase of $0.4 million in legal and audit costs and an increase of $2.0 million related to acquisition related expenses and an increase of $6.2 million related to allocated overhead expenses and other costs primarily associated with consulting fees and services incurred as a result of being a public company.

Financial Income (Expenses), Net

Financial expenses, net increased by $5.3 million from net financial income of $0.3 million in 2016 to net financial expenses of $5.0 million in 2017.  Financial expenses in 2017 primarily related to $7.1 million due to hedging activity expenses offset by income of $1.2 million due to exchange rate differences and income of $0.9 million due to interest income.

Taxes on Income

Taxes on income decrease by $1.8 million from $3.1 million in 2016 to $1.3 million in 2017. The decrease was primarily attributable to an increase of net income of $2.6 million related to deferred tax assets due to the acquisition of DeviantArt and the new tax reform in the US. The decrease was offset by increase of $0.8 million in tax expenses primarily to Brazil tax expenses.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenues and Collections

Revenues increased by $86.6 million, or 42.5%, from $203.5 million in 2015 to $290.1 million in 2016.  The substantial majority of this increase was driven by 39% growth in the number of premium subscriptions from 1,767,423 as of December 31, 2015 to 2,465,160 as of December 31, 2016. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses.

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

Application of Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this annual report.  We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities.  These estimates are prepared using our best judgment, after considering past and current events and economic conditions.  While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results.  In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties.  Actual results could differ from these estimates and could have a material adverse effect on our reported results.  See “Item 3.D. Risk Factors” for a discussion of the possible risks which may affect these estimates.

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

We typically offer new premium subscription packages for a 14-day refund period during which the registered user can cancel the subscription at any time and receive a full refund.  We consider such amounts collected from new premium subscriptions as customer deposits until the end of the 14-day refund period.  After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly or annually.  We do not offer trial periods for domain name registrations and certain other services.  Deferred service revenues primarily include unearned amounts received from customers but not recognized as revenues.

Although in general, we do not grant rights of refund other than the 14-day refund period mentioned above, there are certain instances where such refunds occur.  Since we collect most of our revenues through online credit card billing, a small portion of our registered users elect to chargeback due to disputes over the credit card statements and/or claims of false transaction, and accordingly ask for refunds.  We maintain a provision for chargebacks and refunds in accordance with ASC No. 605, “Revenue Recognition,” which we estimate based primarily on historical experience as well as management judgment and is recorded through a reduction of revenues.

A portion of our revenue transactions include multiple elements within a single contract if it is determined that multiple units of accounting exist.  Accounting Standards Update, or ASU , No. 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)”, or ASU No. 2009 - 13, requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy.  The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

The primary types of transactions in which we engage for which ASU No. 2009-13 is applicable are agreements that include multiple elements which are delivered at different points in time.  Such elements may include some or all of the following:

•	services for websites; and

•	purchase and registration of domain names.

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

In May 2014, the FASB issued ASU 2014-09 Guidance on Revenue from Contracts (Topic 606) with Customers that will supersede the existing revenue recognition guidance and clarify the principles for recognizing revenue.

The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

The guidance determines a five-step model for recognizing revenue from contracts with customers:

1.	Identifying the contract;
2.	Identifying performance obligations;
3.	Determining the transaction price;
4.	Allocating the transaction price to separate performance obligations; and
5.	Recognizing revenue

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

The most significant impact of the standard relates to our accounting for revenue from Domain Names and Third Party Apps. Specifically, under the new standard, we will recognize revenues from Domain Names and Third Party Apps at the time of billing and delivery rather than over the life of the good or service, since in both cases, control is transferred to the customer upon delivery. Revenue recognition related to all other performance obligations remains substantially unchanged.

In addition, allocation of the consideration between the different performance obligations would be made according to relative standalone selling prices, rather than the residual method.

The standard permits either a full retrospective or a modified retrospective approach for the adoption. The Company adopted the standard on January 1, 2018, using the modified retrospective method of adoption which means that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated. The adjustment to retained earnings to be approximately $14.7 million, net due to earlier revenue recognition of Domain Names and Third Party Apps in amount of $28.1 million offset by deferred Domain Name costs in amount of $13.4 million.

The following table presents the theoretical effect to our income statement as of December 31, 2017.

	Year ended December 31,
	2017	2017	2017
	ASC 605	ASC 606	Impact

Revenues	$425,636	$432,615	$6,979
Cost of revenues	69,391	72,230	2,839

Gross profit	356,245	360,385	4,140

Operating expenses:

Research and development	153,635	153,635	-
Selling and marketing	204,435	204,435	-
General and administrative	48,186	48,186	-

Total operating expenses	406,256	406,256	-

Operating loss	(50,011)	(45,871)	4,140
Financial income (expenses), net	(5,015)	(5,015)	-
Other expenses	76	76	-

Loss before taxes on income	(54,950)	(50,810)	4,140
Taxes on income	1,323	1,323	-

Net loss	$(56,273)	$(52,133)	4,140

Basic and diluted net loss per ordinary share	$(1.24)	$(1.15)	$0.09

Share-Based Compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 “Compensation—Stock Based Compensation”, or ASC No. 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.  The Company also applies ASC No. 718 and ASC No. 505-50 “Equity Based Payments to Non-Employees”, or ASC No. 505-50 with respect to options issued to non-employee consultants.

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

We also award options that are subject to certain performance criteria: accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied. The company recognizes compensation expenses for the value of awards granted based on the accelerated method for performance based awards.

The total non-cash share-based compensation expense we recognized in our consolidated statement of operations was $18.7 million, $28.0 million and $47.7 million in the years ended December 31, 2015, 2016 and 2017, respectively.

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

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. As of December 31, 2017, we had a net operating loss carryforward of approximately $161.9 million and had recorded a valuation allowance against most of our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future.

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

Recent Accounting Standards Issued

See Note 2(aa) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards issued that are of significance, or potential significance to us.

B.          Liquidity and Capital Resources

We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations.  In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million.

As of December 31, 2017, we had $85.2 million of cash and cash equivalents and $115.4 million in short-term deposits with a maturity date of less than one year. In addition, we had $0.9 million as restricted deposits that consisted of restricted bank deposits for our leases, credit card agreements and also deposits to secure our online merchant activity with one of our billing processors and we had $32.7 million as investment in marketable securities.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability.  Deferred revenues consist of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales.  We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues together with our other sources of liquidity.  As of December 31, 2017, we had a working capital of ($37.4) million, which included $202.5 million of short-term deferred revenues recorded as a current liability, and we also had $14.3 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for one to 36 months for premium subscriptions and one to 36 months for domain name registration sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months. In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

We expect to spend approximately $12 - $13 million in 2018 for capital expenditures, primarily related to leasehold improvements as we expand our office space. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion.  We may also seek to invest in or acquire complementary businesses or technologies.  To the extent that existing cash, cash from operations and net proceeds from the IPO are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing.  Additional funds may not be available on favorable terms or at all.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	(in USD thousands)
Net cash provided by operating activities	20,876	40,573	83,052
Net cash used in investing activities	(28,668)	(8,393)	(114,874)
Net cash provided by financing activities	6,818	21,658	23,988

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities increased by $42.5 million in 2017 compared to 2016.  Our primary source of cash from operating activities has been cash collections from our premium subscriptions.  Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services.  We expect cash inflows from operating activities to be affected by increases in sales and the timing of collections.  We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2017, operating activities provided $83.1 million in cash, primarily resulting from increases of $58.4 million in short and long term deferred revenue balance due to increase in collections from our premium subscriptions and $56.1 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization. These were offset primarily by our net loss of $56.3 million, an $18.7 million increase in accrued expenses and other current liabilities and $11.8 million related to increase in trade payables.

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

For the year ended December 31, 2015, operating activities provided $20.9 million in cash, primarily resulting from increases in short and long term deferred revenue balance due to increase in collection from our premium subscriptions and $25 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation, amortization and tax benefits related to the exercise of share options. These were offset primarily by our net loss of $51.3 million, a $5.4 million increase in trade receivable and $2.6 million related to increase in prepaid expenses and other current and long-term assets. These changes were offset by a $7.5 million increase in trade payable as a result of growth in our business and an increase of $8.9 million in accrued expenses and other current liabilities.

Cash Used in Investing Activities

Cash used in investing activities was $114.9 million, $8.4 million and $28.7 million in 2017, 2016 and 2015, respectively.  Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for the acquisition of the share capital of DeviantArt and other intangible assets. In addition, the company invested during the year in marketable securities according to the investment policy, which was approved by the Audit committee.

Cash Provided by Financing Activities

Cash provided by financing activities was $24.0 million, $21.7 million and $6.8 million in 2017, 2016 and 2015, respectively. Financing activities have consisted primarily of proceeds from the exercise of share options.

C.         Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania and Germany and contractors, either directly or through a third-party service organization, engaged in research and development activities for us in Ukraine.  Our research and development department is comprised of 1,061 employees and contractors.  In 2017, research and development costs accounted for approximately 36.1% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies.  We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide in order to protect our invention as well as PCT applications that may result in additional national applications. As of December 31, 2017 we have (together with our subsidiaries DeviantArt and Flok) a total of 15 issued patents (13 in the United States and 2 in Israel), and 30 pending U.S. patent applications (some of which were also filed under PCT or in additional regions, adding a total of 130 non-U.S. patent applications). We also have one U.S. design patent application. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see “Item 4.A. Business Overview—Research and development.”

D.         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.          Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements.  In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.          Contractual Obligations

Our significant operating lease contractual obligations as of December 31, 2017 are summarized in the following table:

	Payments Due by Period(1)
	Total	2018	2019	2020	2021	Thereafter
	(in USD thousands)
Operating lease obligations(2)	29,232	8,960	7,452	6,230	2,076	4,514
Uncertain tax obligations (3)	1,378	-	-	-	-	-
Total	30,610	8,960	7,452	6,230	2,076	4,514
____________
(1)	Does not include short-term obligations that accrue monthly and are payable to third-party distributors and Internet search providers.
(2)
Consists of future lease payments for our rented office facilities located in Tel Aviv and Beer-Sheva, Israel; New York, New York; San Francisco, California; Los Angeles, California; Miami, Florida; Vilnius, Lithuania; Berlin, Germany; and Santana de Parnaiba, Brazil.  It also includes future lease payments for leased motor vehicles.

(3)
Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 11(i) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of February 28, 2018:

Name	Age	Position
Executive Officers
Avishai Abrahami	46	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Giora Kaplan	47	Co-founder, Chief Technology Officer and Director
Lior Shemesh	48	Chief Financial Officer
Nir Zohar	40	President and Chief Operating Officer
Omer Shai	40	Chief Marketing Officer
Yaniv Even-Haim	43	Vice President of Research and Development
Directors
Mark Tluszcz(4)	51	Chairman of the Board
Deirdre Bigley(4)	53	Director
Allon Bloch(4)	47	Director
Yuval Cohen(1)(2)(4)	55	Director
Ron Gutler(1)(2)(3)(4)(5)	60	Director
Erika Rottenberg(1)(2)(3)(4)	55	Director
Roy Saar(4)	47	Director
____________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Independent director under the rules of NASDAQ
(5)	Lead independent director

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

Directors

Mark Tluszcz has served as the Chairman of our board of directors since February 2016 and as a member of our board of directors since June 2010.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg.  Mr. Tluszcz currently serves on the board of directors of STS Media, Inc. (trading as FreedomPop), JobToday S.A. and Kang Health, Inc. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Deirdre Bigley has served as a member of our board of directors since November 2017. Ms. Bigley currently serves as Chief Marketing Officer of Bloomberg, L.P., a global business and financial information and news leader, which she joined in 2009. Prior to joining Bloomberg, Ms. Bigley spent thirteen years at IBM, where she held several executive positions, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley currently serves as a member of the board of directors of Shutterstock, Inc., a global provider of commercial imagery and music. She also serves as a member of the board of directors of the Ad Council and as a member of the board of directors of MAKERS. Ms. Bigley holds a Bachelor of Arts degree in English Literature from West Chester University.

Allon Bloch has served as a member of our board of directors since July 2016.  Mr. Bloch also served as a member of our board of directors from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. Mr. Bloch is Co-Founder and CEO of Kang Health Inc., a digital health company that is D/B/A as K Health. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a leading online US car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd, which does business as “mySupermarket”, a private online grocery shopping company.  Since July 2012, Mr. Bloch has also served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including Cyberark. Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company’s.  Mr. Bloch holds a B.Sc. in Biology from Tel Aviv University and an M.B.A. from Columbia University.

Yuval Cohen has served as a member of our board of directors since August 2013, as a member of our audit committee since May 8, 2017 and as a member of our compensation committee as of November 7, 2017.  Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing approximately $1 billion that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as the Chairman of the Board of Directors of Kornit Digital Ltd. as well as a director of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Ron Gutler has served as a member of our board of directors since July 2013, as our lead independent director since February 2016 and serves as Chairman of each of our committees.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of CyberArk Software Ltd., an Israeli information security company, Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and CyberArk Software Ltd., an Israeli information security company traded on NASDAQ, and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

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

Roy Saar has served as a member of our board of directors since January 2007.  Mr. Saar is a partner in Mangrove IV Investment Fund and in Mangrove V Investment Fund, a European venture capital firm.  In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers.  In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel.  Mr. Saar is currently a member of the board of directors of several private companies.  Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

B.         Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid by us to our directors and executive officers as a group (excluding compensation paid to Norbert Becker, who retired from our Board of Directors on April 2017), including share-based compensation, was approximately $16.0 million for the year ended December 31, 2017.  This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers.  This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The share-based compensation for the year ended December 31, 2017 recorded in our financial statement due to options and RSUs granted to our directors and executive officers as a group related to (i) options to purchase 4,217,915 shares with exercise prices ranging from $0.00 to $76.85 and (ii) 295,688 RSUs.  The expiration date of such options is ten years after their date of grant.

Following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2017, or the Covered Executives (in thousands of U.S dollars). All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2017.

Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2017 of $358 in salary expenses and $82 in social benefit costs.

Mr. Giora Kaplan, Chief Technology Officer and Director. Compensation expenses recorded in 2017 of $358 in salary expenses and $109 in social benefit costs.

Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2017 of $334 in salary expenses and $68 in social benefit costs.

Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2017 of $327 in salary expenses and $65 in social benefit costs.

Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2017 of $318 in salary expenses and $66 in social benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the company’s executive compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined 2017 performance parameters set by the Compensation Committee and the Board of Directors.  The 2017 cash bonus expenses for Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai, as provided for in our 2017 financial statements (but paid during 2018), were $100,000 each. The cash compensation amounts were denominated in U.S. Dollars and were paid in Israeli Shekels at the exchange rate applicable on the date of payment.

From time to time, we grant options, RSUs and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item 6.C. “– Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2017, we granted our directors and executive officers options to purchase an aggregate of 627,896 shares and 104,300 RSUs under our equity incentive plans, with exercise price of these options ranging from $42.60 to $76.85, and their expiration date is 10 years from the date of grant or 90 days after the termination of the engagement with the company, whichever is earlier.  Director equity grants are subject to a vesting schedule over a three-year period for newly appointed directors and one-year periods for serving directors. Executive equity grants are subject to a vesting schedule over a four-year period, with the equity grants to our Chief Executive Officer and Chief Technology Officer being subject to predetermined Company performance criteria set by the company’s Compensation Committee and Board of Directors.  We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2017 for the above 2017 options and RSU grants granted to Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai on February 14, 2017, of $1,305,000, $408,000, $790,000, $611,000 and $611,000, respectively.  The relevant amounts underlying the equity awards granted to some our directors and officers during 2017, will continue to be expensed in our financial statements during the years 2018-2021 on account of the 2017 grants. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements included in Item 18 of this Annual Report.  All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer and Chief Technology Officer, also by the company’s shareholders in accordance with the Companies Law.

Compensation Program for Non-Executive Directors

In September 2016, our shareholders adopted a new compensation program for our non-executive directors. Pursuant to the new compensation program, we eliminated board and committee meeting fees and replaced them with an increased annual cash retainer.  The program also provides for a fixed, automatic equity grant mechanism for our non-executive directors and the Chairman of the Board, as adopted by our shareholders in June 2017.

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

Equity awards. Upon initial election to the board of directors, each non-executive director is granted an initial grant of 5,502 RSUs and options to purchase 16,504 ordinary shares.  Following the expiration of the initial grant, each non-executive director is granted annual awards, each of which is comprised of 1,906 RSUs and options to purchase 5,718 ordinary shares, whereas the Chairman of the Board is granted an annual award of 2,859 RSUs and options to purchase 8,577 ordinary shares.  The options expire 10 years from the date of grant.  The fair value of the RSUs and options shall be determined in accordance with the Black-Scholes-Merton option pricing model on the date the applicable equity grants are approved by the board.

The initial grant vests in equal quarterly installments over three years, subject to continued service as a director through the applicable vesting dates.  The annual grants vest in equal quarterly installments over a one-year period, commencing upon the expiration of the vesting period of the preceding equity grant, and subject to continued service as a director through the applicable vesting dates.  All grants are subject to a “double trigger” full acceleration vesting mechanism upon a “Change of Control” event.

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

As of February 28, 2018, 11,111,587 ordinary shares are subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 5,179,326 ordinary shares issuable under currently exercisable share options.  As of February 28, 2018, 2,785,573 shares remained available for future grant under our share incentive plans.

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

2007 Share Option Plan

Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and on October 27, 2011, or the 2007 plan.  The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants.  As of December 31, 2017, options to purchase 3,985,432 ordinary shares were outstanding under the 2007 plan.  The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

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

2013 Incentive Compensation Plan

We adopted our 2013 Incentive Compensation Plan, or the 2013 plan, which went into effect on October 15, 2013.  The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and to any other person whose services are considered valuable to us or any of our affiliates.  As of December 31, 2017, options to purchase 4,227,122 of our ordinary shares and 2,081,646 RSUs were outstanding under the 2013 plan.

In 2017, under the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 1,290,423 of our ordinary shares at a weighted average exercise price of $54.02 per share and 1,375,774 RSUs.

As of December 31, 2017, the number of shares that we may issue under the 2013 plan is 1,728,993 ordinary shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 7,500,000 shares.  Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or regrant, respectively, under the 2013 plan.  The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital.  On January 1, 2018, the number of ordinary shares reserved for the 2013 plan increased by 2,322,679.  The total number of ordinary shares reserved under the 2013 plan as of February 28, 2018 was 2,785,573.

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

The following is information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of February 28, 2018:

Our Co-Founder, Chief Executive Officer and Director, Mr. Avishai Abrahami, previously received six grants of options to purchase 816,510, 612,384, 240,000, 240,000, 240,000 and 240,000 ordinary shares, at an exercise price of $0.33, $0.003, $19.82, $21.03, $51.45 and $60.40, respectively, which options will expire if not exercised by December 31, 2020, July 28, 2023, February 10, 2025, February 9, 2026, February 14, 2027 and February 13, 2028, respectively.

Our Co-Founder, Chief Technology Officer and Director, Mr. Giora Kaplan, previously received six grants of options to purchase 680,424, 510,318, 75,000, 75,000, 75,000 and 75,000 ordinary shares, at an exercise price of $0.33, $0.003, $19.82, $21.03, $51.45 and $60.40, respectively, which options will expire if not exercised by December 31, 2020, July 11, 2023, February 10, 2025, February 9, 2026, February 14, 2027 and February 13, 2028, respectively.

Our President and Chief Operation Officer, Mr. Nir Zohar, previously received five grants of options to purchase 494,307, 84,000, 84,000, 84,000 and 84,000 ordinary shares, at an exercise price of $0.00, $19.82, $21.03, $51.45 and $60.40, respectively, which options will expire if not exercised by July 11, 2023, February 10, 2025, February 9, 2026, February 14, 2027 and February 13, 2028, respectively. In addition, Mr. Nir Zohar, previously received four grants of RSUs 28,000, 28,000, 28,000 and 28,000.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees, full time consultants, and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full time consultants the right to purchase our ordinary shares under the ESPP.  The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares.  On January 1, 2018, the number of ordinary shares reserved for the ESPP increased by 464,536.  The total ordinary shares reserved under the ESPP as of February 28, 2018 was 1,192,274. On March 1, 2018, 120,784 ordinary shares were issued under the ESPP for the 6-month period from September 1, 2017 through February 28, 2018.

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

C.         Board Practices

Board of Directors

Under the Companies Law and our articles of association, our business and affairs are managed under the direction of our board of directors.  Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to our executive management.  Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management.  Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of an employment agreement that we have entered into with him.  All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

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

Under our articles of association, our directors are divided into three classes with staggered three-year terms.  Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.  Our directors are divided among the three classes as follows:

•	the Class I directors are Allon Bloch, Deirdre Bigley and Erika Rottenberg, and their terms expire at our annual meeting of shareholders to be held in 2020;

•	the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2018; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2019.

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

Chairman of the Board and Board Leadership Structure

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors.  Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive Officer, may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

External Directors and Recent Israeli Regulations

Under the Companies Law, companies organized under the laws of the State of Israel that are “public companies”, including companies with shares listed on NASDAQ, are generally required to appoint at least two external directors who meet the independence qualification requirements in the Companies Law.

However, pursuant to Israeli regulations adopted on April 2016, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Companies Law) may elect not to appoint external directors to its board of directors and not to comply with the audit committee and compensation committee composition and chairman requirements of the Companies Law; provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ audit committee and compensation committee composition requirements.

In accordance with the relief regulations, our nominating and corporate governance and board of directors elected, in July 2016, not to appoint external directors to the board of directors and not to comply with the audit committee and compensation committee composition and chairman requirements of the Companies Law, and to transition our external directors to become “regular” independent directors.

Audit Committee

Composition Requirements

Under NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ron Gutler, Yuval Cohen and Erika Rottenberg.  Ron Gutler serves as the Chairman of the audit committee.  All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules.  Our board of directors has determined that Ron Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

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

Compensation Committee

NASDAQ Listing and Companies Law Requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is also required to be independent under the additional NASDAQ rules relating specifically to the independence of compensation committee members. Each member of our compensation committee satisfies those requirements.

Compensation Committee Role

Our compensation committee consists of Ron Gutler, Yuval Cohen and Erika Rottenberg.  Ron Gutler serves as the Chair of the compensation committee.

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

Nominating and Governance Committee

Our nominating and governance committee consists of Ron Gutler and Erika Rottenberg.  Ron Gutler serves as the Chairman of the nominating and governance committee.  Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities which include:

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

Pursuant to the Companies Law, compensation arrangements with the Chief Executive Officer require compensation committee approval, approval by the board of directors and Special Majority for Compensation approval at the shareholders’ meeting.  Compensation arrangements with the Chief Executive Officer shall be in accordance with the compensation policy of the company.  In the event that Special Majority Vote for Compensation is not obtained, then the compensation committee and the board of directors may reconsider the compensation arrangement and approve it after a detailed review.  Notwithstanding the above, the compensation committee is authorized to refrain from submitting a proposed compensation arrangement with a Chief Executive Officer candidate for shareholder approval, if (a) doing so would jeopardize the company’s engagement of the candidate; (b) the candidate did not have a prior business relationship with the company or a controlling shareholder of the company; and (c) the proposed arrangement complies with the company’s compensation policy.

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

D.          Employees

As of December 31, 2017, we had 1,813 employees, 1,345 of whom were based in Israel, 363 of whom were based in the United States, 91 of whom were based in the Lithuania, 3 of whom were based in Brazil, 5 of whom were based in Canada and 6 were based in Germany.  Of our employees, 1,728 work full-time and 85 work part-time.  As of December 31, 2017, we also engaged the services of 221 contractors in Ukraine either directly or through a third-party service organization.  The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2015	2016	2017
Department
General and administration	75	110	204
Marketing	183	228	334
Research and development	609	778	1,061
Support and call center	252	245	435
Total	1,119	1,361	2,034

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

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2018 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership.  The percentage of shares beneficially owned is based on 46,888,390 ordinary shares outstanding as of February 28, 2018.  We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2018 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of February 28, 2018 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami(1)	1,629,954	3.4%
Giora Kaplan(2)	594,351	1.3%
Lior Shemesh(3)	69,197	*
Nir Zohar(4)	532,953	1.1%
Omer Shai(5)	315,085	*
Yaniv Even-Haim(6)	72,122	*
Deirdre Bigley (7)	1,833	*
Allon Bloch(7)	3,209	*
Mark Tluszcz (8)	4,545,088	9.7%
Yuval Cohen(7)	38,541	*
Ron Gutler(7)	43,541	*
Erika Rottenberg(7)	25,855	*
Roy Saar(9)	196,302	*

All executive officers and directors as a group (13 persons)	8,068,031	16.5%
Principal Shareholders
T. Rowe Price Associates Inc. (10)	6,626,610	14.1%
Entities affiliated with Mangrove Capital Partners(11)	4,545,088	9.7%

Entities affiliated with Steadfast Capital Management (12)	3,985,687	8.5%
FMR LLC (13)	2,585,485	5.5%
Baillie Gifford & Co (14)	2,414,882	5.2%
__________
*	Less than 1%.
(1)	Shares beneficially owned consist of 96,891 shares and outstanding options to purchase 1,533,063 shares that are exercisable within 60 days of February 28, 2018.
(2)	Shares beneficially owned consist of 472,248 shares and outstanding options to purchase 122,103 shares that are exercisable within 60 days of February 28, 2018.
(3)	Shares beneficially owned consist of 18,009 shares and outstanding options to purchase 51,188 shares that are exercisable within 60 days of February 28, 2018.
(4)	Shares beneficially owned consist of 379,491 shares and outstanding options to purchase 153,462 shares that are exercisable within 60 days of February 28, 2018.
(5)	Shares beneficially owned consist of 245,722 shares and outstanding options to purchase 69,363 shares that are exercisable within 60 days of February 28, 2018.
(6)	Shares beneficially owned consist of 21,874 shares and outstanding options to purchase 50,248 shares that are exercisable within 60 days of February 28, 2018.
(7)	Shares beneficially owned consist solely of shares issuable pursuant to outstanding options and RSUs that are exercisable within 60 days of February 28, 2018.
(8)
Shares beneficially owned consist solely of shares and RSUs beneficially owned by entities affiliated with Mangrove as of February 28, 2018 and over which Mr. Tluszcz may be deemed to share voting and dispositive power. See note (11) below.

(9)	Shares beneficially owned consist of 185,820 shares and options and RSUs to purchase 10,482 shares that are exercisable within 60 days of February 28, 2018.
(10)
This information is based upon a Schedule 13G/A filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and T. Rowe Price New Horizons Fund, Inc. (“T. Rowe Price New Horizons”) with the SEC on February 14, 2018. Shares beneficially owned consist of 6,626,610 shares held by T. Rowe Price New Horizons and T. Rowe Price, both of which are companies incorporated and organized under the laws of the state of Maryland, United States. T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and an Investment Company registered under Section 8 of the Investment Company Act of 1940. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202

(11)
Based on a Schedule 13G/A filed by Mangrove II Investments Sarl on February 9, 2018 and other information available to us, shares beneficially owned consists of 4,463,319, shares held by Mangrove II Investments Sarl, and 67,171 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a private limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Willibrord Ehses and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg. Mangrove Partners SCSp is managed by Mangrove Founders Sarl, a company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove Partners SCSp are Hans-Jurgen Schmitz and Willigrord Ehses. The shares beneficially owned by entities affiliated with Mangrove Capital Partners include 14,598 options and RSUs held by Mark Tluszcz.

(12)
This information is based upon a Schedule 13G/A filed by Robert S. Pitts, Jr., Steadfast Capital Management LP (“Steadfast Management”), Steadfast Advisors LP (“Steadfast Advisors”), Steadfast  Long Financial LP (the “Long Investment Manager”), Steadfast Capital, L.P. (“Steadfast Capital”), American Steadfast, L.P. (“American Steadfast”), Steadfast International Master Fund Ltd. (the “Offshore Fund”) and Steadfast Long Capital, L.P. (“Long Capital”) (collectively, the “Steadfast Affiliates”) with the SEC on February 14, 2018. Mr. Pitts (beneficial owner of 3,985,687 ordinary shares) is the controlling principal of Steadfast Management (beneficial owner of 3,777,849 ordinary shares), Steadfast Advisors (beneficial owner of 164,316 ordinary shares) and the Long Investment Manager (beneficial owner of 43,522 shares). Steadfast Advisors has the power to vote and dispose of the securities held by Steadfast Capital (beneficial owner of 164,316 ordinary shares). Steadfast Management has the power to vote and dispose of the securities held by American Steadfast (beneficial owner of 1,335,254 ordinary shares) and the Offshore Fund (beneficial owner of 2,442,595 ordinary shares). The Long Investment Manager has the power to vote and dispose of the securities held by Long Capital (beneficial owner of 43,522 ordinary shares). The Offshore Fund lists its address as c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108. The other Steadfast Affiliates list their address as 450 Park Avenue, 20th Floor, New York, New York 10022.

(13)
This information is based upon a Schedule 13G/A filed by FMR LLC (“FMR”), with the SEC on February 13, 2018. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G/A, FMR has sole voting power over 404,042 shares and sole dispositive power over 2,585,485 shares.  Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(14)
This information is based upon a Schedule 13G filed by Baillie Gifford & Co (“BGC”), with the SEC on January 26, 2018. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G, BGC has sole voting power over 669,438 shares and sole dispositive power over 2,414,882 shares.  Securities reported on the Schedule 13G are beneficially owned by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

Registered Holders

As of February 28, 2018, we had 1 holder of record of our ordinary shares in the United States -  Cede & Co., the nominee of The Depository Trust Company.  These shareholders held in the aggregate 41,747,038 ordinary shares, representing 89% of the 46,888,390 outstanding ordinary shares as of February 28, 2018.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Piggyback registration rights

Shareholders holding registrable securities have the right to request that we include their registrable securities in underwritten offerings undertaken by us in the future for our own account or the account of other security holders, subject to specified exceptions.

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

Options

Since our inception, we have granted options to purchase our ordinary shares to our officers and certain of our directors.  Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions.  We describe our option plans under “Item 6.B. Directors, Senior Management and Employees—Compensation—2007 Share Option Plan” and “Item 6.B. Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan”. If an executive officer or director is involuntarily terminated without cause, or the executive officer or director voluntarily terminates his or her employment for good reason (as defined in the employment agreement), all options will immediately vest.  Upon the consummation of a merger or acquisition transaction, an executive officer or director’s remaining unvested options will vest either on a monthly basis, with the first installment vesting one month after the closing of the transaction, or over the remaining vesting period, whichever is shorter.  If an executive officer or director’s employment is terminated within a certain period following a merger or acquisition transaction, his or her unvested options will vest immediately, subject to other certain conditions.

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

Legal Proceedings

U.S. Voluntary Regulatory Disclosure

In May 2013, we made voluntary self-disclosures to the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and U.S. Commerce Department’s Bureau of Industry and Security, or BIS.  The disclosures related to our determination made during the course of an internal review in early 2013 that we had 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with geographic internet protocols, or GEOIP, addresses in Cuba, Iran, North Korea, North Sudan or Syria, or U.S. Sanctioned Countries, or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries.  As part of a subsequent internal review, we also determined that we had 32,600 registered users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries.  See “Item 3.D. Risk Factors – We are subject to trade and economic and export sanctions laws that may govern or restrict our business and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws.”

We noted in our voluntary self-disclosure that we intend to seek an interpretation regarding whether the provision of our services falls within a general license issued by OFAC that authorizes the export to certain U.S. Sanctioned Countries of software and services incident to the exchange of personal communications over the Internet, such as instant messaging, chat and email, social networking, sharing of photos and movies, web browsing, and blogging, provided that such services are publicly available at no cost to the registered user.  OFAC subsequently issued a new general license that expanded the range of free and fee-based services that could be provided to persons in Iran; however, the interpretation continued to prohibit webhosting for “commercial endeavors.” In light of our inability to know whether our registered users’ websites are for personal or commercial purposes, we have decided at this time not to seek any further interpretation from OFAC.  We have terminated the registered users and the premium subscriptions that may have been from a U.S. Sanctioned Country and have blocked the ability of new users—with or without a premium subscription—that have a GEOIP address in a U.S. Sanctioned Country to access our cloud-based software or services.

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

With respect to our subsidiary DeviantArt, Inc., in February 2017, we acquired DeviantArt, the largest online social network for artists and art enthusiasts, and a platform for emerging and established artists to exhibit, promote, and share their works with an enthusiastic, art-centric community. In anticipation of the acquisition and before the purchase date, DeviantArt initiated a comprehensive investigation, with the assistance of outside counsel, of its compliance with OFAC regulations during the prior six years. As a result of this investigation, in July 2017, DeviantArt made a voluntary self-disclosure to OFAC of potential violations of sanctions regulations.  The disclosure related to DeviantArt’s determination that it had (1) users who had a GEOIP address of a U.S. Sanctioned Country; (2) users who self-identified as being from a Sanctioned Country; or (3) users who self-identified as being from a Sanctioned Country, and had either a GEOIP address in a Sanctioned Country, or had a Sanctioned Country as part of an address on file. Because most of the activity on the DeviantArt platform involves the transmission and sale of information and informational materials, DeviantArt asserted that many of the transactions that could have constituted potential OFAC violations were exempt under the relevant statute and under OFAC general licenses. DeviantArt has enhanced its OFAC compliance program and has terminated activity involving Sanctioned Countries unless OFAC authorization exists.

In February 2018, OFAC replied with follow up questions regarding the transactions described in the disclosure, and DeviantArt provided responses. On March 6, 2018, OFAC sent DeviantArt a Cautionary Letter, which represents a final enforcement response to the potential violations, but does not constitute a final OFAC determination as to whether violations occurred.

DeviantArt has undertaken a number of remedial measures to prevent similar occurrences, including disabling commercial and/or transactional functionalities of the DeviantArt platform within the user accounts that have a GEOIP address in a U.S. Sanctioned Country.  DeviantArt has also since instituted new daily screening practices and updated its systems to prevent users from U.S. Sanctioned Countries entering billing information with an address in that location.

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

B.         Significant Changes

No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.         Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013.  Prior to that date, there was no public trading market for our ordinary shares.  Our IPO was priced at $16.50 per share on November 5, 2013.  The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
	(in USD)
Annual:
2017	44.45	86.15
2016	14.79	52.50
2015	16.72	28.63
2014	14.28	32.69
2013 (beginning November 6, 2013)	16.19	28.89
Quarterly:
First Quarter 2018 (through March 28, 2018)	55.80	87.65
Fourth Quarter 2017	50.90	73.35
Third Quarter 2017	54.55	77.93
Second Quarter 2017	67.15	86.15
First Quarter 2017	44.45	71.10
Fourth Quarter 2016	38.65	52.50
Third Quarter 2016	30.31	49.49
Second Quarter 2016	19.70	30.42
First Quarter 2016	14.79	23.25

Most Recent Six Months:
March 2018 (through March 28, 2018)	73.65	87.65
February 2018	55.80	77.85
January 2018	57.05	63.20
December 2017	50.90	61.60
November 2017	52.80	71.80
October 2017	67.05	73.35

As of March 28, 2018 the last reported sale price of our ordinary shares on NASDAQ was $76.50 per share. As of February 28, 2018, we had 12 holders of record of our ordinary shares, including Wix.com Ltd. ESOP, Tamir Fishman Trust 2004 Ltd. and CEDE & Co. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.         Plan of Distribution

Not applicable.

C.         Markets

See “—Listing Details” above.

D.         Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

Item 10.          ADDITIONAL INFORMATION

A.         Share Capital

Not applicable.

B.         Articles of Association

Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 46,888,390 shares are issued and outstanding as of February 28, 2018.

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

The description below is a summary of the material provisions of our articles of association and of the Companies Law.

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

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year, not more than 15 months following the preceding annual general meeting.  Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or at the request of one of more holders of 5% or more of our voting power.  All shareholder meetings require prior notice of at least 14 days and, in certain cases, 35 days.  Shareholders must comply with advance notice provisions to bring business before, or nominate directors for election at, a shareholder meeting.  The chairperson of our board of directors, the Lead Independent Director, or another one of our directors authorized by our board of directors presides over our general meetings.  If either of such persons is not present within 15 minutes from the appointed time for the commencement of the meeting, the directors present at such meeting shall appoint one of our directors as the chairperson for such meeting and if they fail to do so, then the shareholders present shall appoint one of our directors or office holders to act as chairperson and if any such person refuses to so act or is not present, then one of the shareholders present at such meeting shall act as chairperson.  Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

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

For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.  If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2018, the corporate tax rate is 23% (in 2017, the corporate tax rate was 24%, in 2016, the corporate tax rate was 25% and in 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduced the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Similar to a “Beneficiary Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

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

The New Technological Enterprise Incentives Regime—Amendment 73 to the Investment Law

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law ("Amendment 73") was published. Starting in 2017, part of our taxable income in Israel is entitled to a preferred 6% tax rate under Amendment 73.

The new incentives regime applies to “Preferred Technological Enterprises” that meet certain conditions, including, inter alia:

1.	Investment of at least 7% of income, or at least NIS 75 million (approximately $19 million) in R&D activities; and

2.	One of the following:

•	At least 20% of the workforce (or at least 200 employees) are employed in R&D;
•	A venture capital investment approximately equivalent to at least $2 million was previously made in the company; or
•	Growth in sales or workforce by an average of 25% over the three years preceding the tax year.

A “Special Preferred Technological Enterprise” is an enterprise that meets, inter alia conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.5 billion).

Preferred Technological Enterprises are subject to a corporate tax rate of 7.5% on their income derived from intellectual property in areas in Israel designated as zone A and 12% elsewhere, while Special Preferred Technological Enterprises are subject to 6% on such income. The withholding tax on dividends from these enterprises is 4% to foreign companies (or a lower rate under a tax treaty, if applicable).

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate, which was 24% in 2017. Starting January 2018, the regular corporate tax rate in Israel was reduced to 23%.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 3% on annual income exceeding NIS 640,000, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an “applicable financial statement” (as defined in the Code);

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

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof.  All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.  There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.  Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

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

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances.  You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

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

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.  Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends that we distribute generally should constitute “passive category income”. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements.  The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares.  If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.  If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above. However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC.

Based on the composition of our income and the composition and estimated fair market value of our assets, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2017.  However, because PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the year.  Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years.  There can be no assurance that we will not be considered a PFIC for any taxable year.  Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization (assuming we are treated as publicly traded for purposes of the PFIC rules), a decline in the value of our ordinary shares may result in our becoming a PFIC.  If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares.  Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  If a U.S. Holder makes the election, the U.S. Holder’s adjusted tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts.  Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter.  There can be no assurance that the ordinary shares will be “regularly traded” for purposes of the mark-to-market election.  NASDAQ is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2017, approximately 70% of our revenues were denominated in U.S. dollars and approximately 30% in other currencies, primarily in Euros, British Pounds and Brazilian Reals.  In addition, in 2017, approximately 63% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 33% in New Israeli Shekels.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

Our primary processing provider converts payments collected from our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payment are not received in dollars this does not overall reduce our exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2017	(6.3)
2016	(1.1)
2015	8.6
2014	(0.9)
2013	(6.4)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period.  Negative figures represent depreciation of the U.S. dollar compared to the NIS.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net loss by approximately $15.7 million in 2017.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program.

We hedge limited portions of the anticipated payroll of our Israeli employees, Israeli suppliers and anticipated rent expenses of our Israeli premises denominated in NIS for a period of one to twelve months with forward contracts and other derivative instruments.  In addition, we hedge a portion of our revenue transactions denominated in euros and British pounds.  See Note 2(m) to our consolidated financial statements included elsewhere in this annual report.

Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar.  Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods.  As of December 31, 2017, we had $197 million of cash and cash equivalents, restricted deposits and marketable securities denominated in U.S. dollars and $37 million denominated in other currencies, primarily NIS, Euro, British Pounds, Japanese Yen and the Brazilian Real

Other Market Risks

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

From the effective date of the registration statement and until December 31, 2017, we have used existing cash and the net proceeds of the IPO for working capital and other general corporate purposes.  We may also use all or a portion of the net proceeds to hire additional personnel for our research and development and support and call center functions, and to increase our selling and marketing expenses focused on user acquisition.  We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.          CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2017 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2017.  The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16B.       CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to its executive officers, directors and all other employees.  A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department.  Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver through the filing of a Form 6-K or on our website.  We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We granted no waivers under our code of ethics in 2017.

Item 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2017 and 2016:

	2016	2017
	(in USD thousands)
Audit Fees	426	755
Audit-Related Fees	30	191
Tax Fees	74	81
Total	530	1,027

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

On March 26, 2018, our Board of Directors approved the filing of a motion seeking court approval in Israel to authorize the company to repurchase up to $80 million of our ordinary shares from time to time in accordance with Israeli law, over a term commencing upon and subject to the court’s approval of the motion and ending on December 31, 2018.

Israeli law requires a company like us, which does not have sufficient “profits” as determined for purposes of Section 301 of the Companies Law, to apply to the courts for approval to repurchase its shares following board determination that such repurchase of shares will not prevent the company from satisfying its existing and foreseeable obligations as they become due. We intend to file such motion with the Israeli court following the filing of this Annual Report on Form 20-F.

Notwithstanding the receipt of court approval, if and when obtained, the Israeli court approval provides the company with the right to repurchase its shares, but does not require the company to acquire any or a specific number of ordinary shares. Our Board of Directors has the authority to determine if and when to implement any share repurchase program, including without limitation the number of shares to repurchase, if any, and the timing of such repurchases.

Share repurchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors our Board of Directors deems appropriate. Our Board of Directors may also, if it implements a share repurchase, suspend and/or discontinue the program at any time, in its sole discretion. All share repurchases will be made in accordance with all applicable securities laws and regulations.

We will update the shareholders if and when court approval is obtained and if and when our Board of Directors elects to implement a share repurchase program.

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

Item 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.          FINANCIAL STATEMENTS

Not applicable.

Item 18.          FINANCIAL STATEMENTS

See pages F-2 through F-53 of this annual report.

Item 19.          EXHIBITS

See exhibit index incorporated herein by reference.

ANNUAL REPORT ON FORM 20-F

 INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, filed on March 28, 2017)
4.1
Amended and Restated Shareholders Agreement dated October 22, 2013, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)
4.3	Wixpress Ltd. 2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.4	Wix.com Ltd. 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.5	Wix.com Ltd. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508)).
4.6	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2017, filed on May 25, 2017).
4.7	Wix.com Ltd.’s Compensation Policy – Directors (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2017, filed on May 25, 2017).
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wix.com Ltd.
	By:	/s/ AVISHAI ABRAHAMI
Date: March 29, 2018
Avishai Abrahami
Co-Founder, Chief Executive Officer and Director

WIX.COM LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of it’s operations and it’s cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company‘s auditor since 2007.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2018	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD.

Opinion on Internal Control over Financial Reporting

We have audited Wix.com Ltd. (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2017 and the related notes, and our report dated March 29, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2018	A Member of Ernst & Young Global

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$93,064	$85,230
Short-term deposits	55,498	115,382
Restricted deposit	931	949
Marketable securities	22,742	32,730
Trade receivables	8,279	11,400
Prepaid expenses and other current assets	17,346	19,246

Total current assets	197,860	264,937

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	2,622	3,823
Property and equipment, net	8,750	16,201
Intangible assets, net	3,716	27,252
Goodwill	1,736	17,800

Total long-term assets	16,824	65,076

TOTAL ASSETS	$214,684	$330,013

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2017
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$20,709	$34,240
Employees and payroll accruals	20,230	28,067
Deferred revenues	146,987	202,482
Accrued expenses and other current liabilities	18,847	37,592

Total current liabilities	206,773	302,381

LONG-TERM LIABILITIES:
Long-term deferred revenues	9,746	14,329
Long-term deferred tax liabilities	634	764
long term loan	-	1,219

Total long-term liabilities	10,380	16,312

TOTAL LIABILITIES	217,153	318,693

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value – Authorized: 500,000,000 shares at December 31, 2016 and 2017; Issued and outstanding: 44,297,761 and 46,453,583 shares at December 31, 2016 and 2017, respectively;	74	80
Additional paid-in capital	241,154	311,107
Accumulated other comprehensive loss	(389)	(286)
Accumulated deficit	(243,308)	(299,581)

Total shareholders' equity (deficiency)	(2,469)	11,320

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$214,684	$330,013

The accompanying notes are an integral part of the consolidated financial statements.

March 29, 2018
Date of approval of the	Avishai Abrahami	Lior Shemesh
Consolidated financial statements	Chief Executive Officer	Chief Financial Officer

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2016	2017

Revenues	$203,518	$290,103	$425,636
Cost of revenues	34,970	45,287	69,391

Gross profit	168,548	244,816	356,245

Operating expenses:

Research and development	77,647	105,368	153,635
Selling and marketing	120,010	156,512	204,435
General and administrative	19,526	26,968	48,186

Total operating expenses	217,183	288,848	406,256

Operating loss	(48,635)	(44,032)	(50,011)
Financial income (expenses), net	77	247	(5,015)
Other income (expenses)	(11)	(4)	76

Loss before taxes on income	(48,569)	(43,789)	(54,950)
Taxes on income	2,765	3,107	1,323

Net loss	$(51,334)	$(46,896)	$(56,273)

Basic and diluted net loss per ordinary share	$(1.30)	$(1.12)	$(1.24)

Other comprehensive loss

Unrealized loss from marketable securities	-	-	(291)
Unrealized gains (loss) on cash flow hedge	2,702	(141)	394

Other comprehensive income (loss) for the period	2,702	(141)	103

Total comprehensive loss	$(48,632)	$(47,037)	$(56,170)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Other comprehensive loss	Accumulated	Total Shareholders'
	Shares	Amount	capital		deficit	deficiency

Balance as of January 1, 2015	38,419,193	63	166,615	(2,950)	(145,078)	18,650

Exercise of options and warrants	1,853,653	1	6,817	-	-	6,818
Tax benefit related to exercise of share options	-	-	609	-	-	609
Share-based compensation	-	-	18,750	-	-	18,750
Other comprehensive income	-	-	-	2,702	-	2,702
Net loss	-	-	-	-	(51,334)	(51,334)

Balance as of December 31, 2015	40,272,846	64	192,791	(248)	(196,412)	(3,805)

Exercise of options and warrants	4,024,915	10	19,584	-	-	19,594
Tax benefit related to exercise of share options	-	-	731	-	-	731
Share-based compensation	-	-	28,048	-	-	28,048
Other comprehensive loss	-	-	-	(141)	-	(141)
Net loss	-	-	-	-	(46,896)	(46,896)

Balance as of December 31, 2016	44,297,761	$74	$241,154	$(389)	$(243,308)	$(2,469)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Other comprehensive loss	Accumulated	Total shareholders'
	Shares	Amount	capital		deficit	deficiency

Balance as of December 31, 2016	44,297,761	$74	$241,154	$(389)	$(243,308)	$(2,469)
Exercise of options	2,155,822	6	22,253	-	-	22,259
Share-based compensation	-	-	47,700	-	-	47,700
Other comprehensive income	-	-	-	103	-	103
Net loss	-	-	-	-	(56,273)	(56,273)

Balance as of December 31, 2017	46,453,583	$80	$311,107	$(286)	$(299,581)	$11,320

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Cash flows from operating activities:
Net loss	$(51,334)	$(46,896)	$(56,273)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,999	4,538	5,654
Amortization of intangible assets	636	747	2,753
Share based compensation expenses	18,750	28,048	47,700
Tax benefit related to exercise of share options	609	731	-
Interest and exchange rate on short-term and long-term deposits	(805)	(669)	(555)
Amortization of premium and discount and accrued interest on marketable securities, net	-	-	(77)
Deferred taxes, net	(111)	(317)	(2,719)
Increase in trade receivables	(5,411)	(1,818)	(1,936)
Increase in prepaid expenses and other current and long-term assets	(2,597)	(6,284)	(1,824)
Increase in trade payables	7,483	8,290	11,834
Increase in employees and payroll accruals	1,565	2,956	5,627
Increase in short term and long term deferred revenues	38,169	51,966	58,353
Increase (decrease) in accrued expenses and other current liabilities	8,923	(719)	14,515

Net cash provided by operating activities	20,876	40,573	83,052

Cash flows from investing activities:
Proceeds from short-term and restricted deposits	60,162	49,392	52,311
Investment in short-term and restricted deposits	(82,038)	(30,526)	(88,706)
Investment in marketable securities	-	(23,724)	(33,189)
Proceeds from marketable securities	-	980	245
Purchase of property and equipment	(6,342)	(4,415)	(11,649)
Capitalization of software development costs	-	-	(720)
Payments for businesses acquired	-	-	(33,091)
Acquisition of intangible assets	(450)	(100)	(75)

Net cash used in investing activities	(28,668)	(8,393)	(114,874)

Cash flows from financing activities:
Credit line repayment	-	-	(170)
Proceeds from exercise of options and ESPP shares	6,818	21,658	24,158

Net cash provided by financing activities	6,818	21,658	23,988

Increase (decrease) in cash and cash equivalents	(974)	53,838	(7,834)
Cash and cash equivalents at the beginning of the period	40,200	39,226	93,064

Cash and cash equivalents at the end of the period	$39,226	$93,064	$85,230

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Supplemental disclosure of cash flow activities:

Non-cash purchase of property and equipment	$518	$482	$1,019
Cash paid during the year for taxes	$2,226	$2,644	$4,422

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Wix.com Ltd. was incorporated on October 5, 2006, under the laws of the State of Israel, and commenced operations on the same date.

Wix.com Ltd. has established a number of subsidiaries in local jurisdictions to comply with local law requirements regarding payment collection, (Wix.com, Inc. (the "U.S. Subsidiary"), Wix.com Brasil Serviços de Internet Ltda. (the "Brazilian Subsidiary"), Wix.com Luxemburg S.a.r.l (the "Luxembourgian Subsidiary"), Wix.com Services Mexico S de RL de C.V. (the "Mexican Subsidiary"), Wix Com India Private Limited (the “Indian Subsidiary) and Wix.com Colombia S.A.S (the "Colombian Subsidiary").During 2016 the Company established new Entity in Singapore and as of December 31, 2017 the Singapore Subsidiary and the Colombian Subsidiary had not yet commenced their operations. In addition, the Company established wholly-owned subsidiaries in Lithuania under the name Wix.com UAB (the "Lithuanian Subsidiary") and in Germany under name (the "Wix.com Germany GmbH") which is engaged in R&D activity.

Wix.com Ltd. And its subsidiaries (the "Company") develops and markets an internet service that allows users to create web content.

b.
In January 2017, the Company acquired 100% of the share capital of Loyalblocks Ltd., a privately held Israeli company (doing business as Flok), in consideration of assuming certain liabilities. See note 4 for additional information.

c.
In February 2017, the Company acquired 100% of the capital stock of DeviantArt, Inc., a privately held Delaware based corporation, for cash consideration of approximately $36 million, including the assumption of approximately $3 million of liabilities. See note 4 for additional information.

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

Short-term deposits are deposits with maturities over three months and of up to one year. As of December 31, 2016 and 2017, the Company's bank deposits were denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 1.28% and 2.08%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.	Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises, for the Company's credit cards, and as a security for the Company's hedging activities. As of December 31, 2016 and 2017 the Company's bank deposits were in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.05% and 0.05%, respectively. Restricted deposits are presented at their cost, including accrued interest.

g.	Marketable securities:

The Company’s marketable securities consist of U.S. federal deposit insured corporation and corporate bonds. Marketable securities are classified as available for sale at the time of purchase. The Company intent to hold the marketable securities within average of 12  months from the date of purchase.

Available-for-sale securities are carried at fair value, with the unrealized gains and losses,  reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

Interest on these securities, as well as amortization or accretion of premiums or discounts, are included in financial income, net. All investments are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk. The Company regularly reviews its investment portfolio and charges unrealized losses against net income when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the year ended December 31, 2017 were not other than temporary.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and electronic equipment	15 – 33 (mainly 33)
Office furniture and equipment	6 – 14 (mainly 6)
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

i.	Impairment of Long-lived assets and intangible assets subject to amortization:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2015, 2016 and 2017, no impairment losses have been identified.

j.	Business combinations:

The Company accounted for business combination in accordance with ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Acquisition related costs are expensed to the statement of income in the period incurred. See note 4 for additional information.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill and intangible assets:

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

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which weighted average amortization period of 13 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2015, 2016 and 2017, no impairment losses have been recognized.

l.	Reclassification:

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation. Such reclassifications have no effect on shareholders’ equity or the net income as previously reported.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Derivatives instruments:

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

The net fair value of derivative instruments balance as of December 31, 2016, totaled $ 67, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 606 and as accrued expenses and other current liabilities in the amount of $ 539. The net fair value of derivative instruments balance as of December 31, 2017 totaled $ 807, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 891 and as accrued expenses and other current liabilities in the amount of $ 84.

In the years ended December 31, 2015, 2016 and 2017, the Company recorded as operating income (expenses) net from hedging transactions in the amount of ($2,102), $831 and $ 5,417, respectively.

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

As of December 31, 2017, the amount recorded in accumulated other comprehensive income from the Company's currency option transactions is $ 388. At December 31, 2017, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 52,886. The foreign exchange forward and options contracts will expire through 2018.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Brazilian Real, Mexican Pesos and Japanese Yen and expenses in NIS. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2017, the notional amounts of foreign exchange forward contracts into which the Company entered were $ 95,841. The foreign exchange forward and option transactions will expire through 2018.

The net fair value of derivative instruments balance as of December 31, 2016, totaled $ 615, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 933 and as accrued expenses and other current liabilities in the amount of $ 318. The net fair value of derivative instruments balance as of December 31, 2017 totaled $ (2,587), and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 302 and as accrued expenses and other current liabilities in the amount of $ 2,889.

In the years ended December 31, 2015, 2016 and 2017, the Company recorded net financial income (expenses), net from hedging transactions in the amount of $ 2,085, $ 748 and $ (7,101), respectively.

n.	Severance pay:

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

Severance expense for the years ended December 31, 2015, 2016 and 2017, amounted to $ 4,038, $ 5,411 and $ 7,768 respectively.

o.	U.S. employees defined contribution plan:

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

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2015, 2016 and 2017, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $ 121, $ 167 and $ 334, respectively.

p.	Revenue recognition:

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

Website services and domain name registrations are sold separately and therefore the selling price (VSOE) is based on stand-alone transactions.

q.	Research and development costs:

Research and development costs are charged to the statements of comprehensive loss as incurred.

r.	Internal use software costs:

The Company capitilazies costs related to the online platform  for internal-use incurred during the application development stage.  Costs incurred in the process of software production are charged to expenses as incurred. Certain software development costs are capitalized under ASC350-40, Internal-Use Software and are included in property and equipment, net in the consolidated balance sheets.

Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose.

During 2017 the company capitalized $ 720. During 2015, 2016 the Company did not capitalize Internal use software costs.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Advertising expenses:

Advertising expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements. Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2015, 2016 and 2017 amounted to $ 87,567, $ 113,151 and $ 141,346, respectively.

t.	Share-based compensation:

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. The Company estimates forfeitures at the  grant date, and revised its estimate if necessary, in subsequent periods if actual forfeitures differ from those estimates. Some of the options granted are subject to certain performance criteria: accordingly compensation expense is recognized for such awards when it become probable that the related performance condition will be satisfied. The company recognizes compensation expenses for the value of awards granted based on the accelerated method for performance based awards.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate model for determining the fair value for its stock options awards and Employee Stock Purchase Plan, whereas the fair value of restricted stock units is based on the closing market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price, volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options.

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

The Company adopted ASU 2016-09 in the first quarter of fiscal year 2017 and elected to retain its existing accounting policy and estimate expected forfeitures.

In addition, historically, excess tax benefits or deficiencies from the Company’s equity awards were recorded as additional paid-in capital in its consolidated balance sheets. As a result of adoption, the Company will prospectively record any excess tax benefits or deficiencies from its equity awards as part of its provision for income taxes in its consolidated statements of operations in the reporting periods in which equity vesting occurs. The Company is required to classify excess tax benefits along with other income tax cash flows as an operating activity either prospectively or retrospectively. The Company elected to apply the change in presentation to the statements of cash flows prospectively from January 1, 2017

u.	Income taxes:

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

The deferred tax assets and liabilities be classified as noncurrent in the statement of financial position

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

The Company classifies interest and penalties on income taxes as financial expenses and general and administrative expenses, respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Basic and diluted net loss per share:

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

For the years ended December 31, 2015, 2016 and 2017, all outstanding options and RSU’s have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive and the total options and RSU’s that have been excluded from the calculations was 11,470,910, 9,773,837 and 10,294,200, respectively.

w.	Comprehensive loss:

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accumulated other comprehensive loss was comprised as follows:

	Year ended December 31, 2017
	Unrealized losses on marketable securities	Unrealized gain (losses) on cash flow hedges	Total
Beginning Balance	-	(389)	$(389)
Other comprehensive income before reclassifications, net	(291)	5,812	5,521
Amounts reclassified from accumulated other comprehensive income	-	(5,418)	(5,418)
Net current period other comprehensive loss	(291)	394	103
Total accumulated other comprehensive loss	(291)	5	$(286)

	Year ended December 31, 2016
	Unrealized losses on marketable securities	Unrealized gain (losses) on cash flow hedges	Total
Beginning Balance	-	(248)	$(248)
Other comprehensive income before reclassifications, net	-	690	690
Amounts reclassified from accumulated other comprehensive income	-	(831)	(831)
Net current period other comprehensive loss	-	(141)	(141)
Total accumulated other comprehensive loss	-	(389)	$(389)

x.	Concentration of credit risks:

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Fair value of financial instruments:

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

In accordance with ASC No. 820, the Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

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

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 .

	Level 1	Level 2	Total

Money market funds	$331	$-	$331
Certificates of deposits	-	11,013	11,013
Corporate bonds	-	21,717	21,717
	331	32,730	33,061

Derivatives contracts	-	1,192	1,192
Total financial assets	331	33,922	34,253

Derivatives contracts	-	2,973	2,973
Total financial liabilities	$-	$2,973	$2,973

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 .

	Level 1	Level 2	Total

Money market funds	$334	$-	$334
Certificates of deposits	-	22,742	22,742
	334	22,742	23,076

Derivatives contracts	-	1,539	1,539
Total financial assets	334	24,281	24,615

Derivatives contracts	-	857	857
Total financial liabilities	$-	$857	$857

z.	Government grants:

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

The Company recorded grants in the amounts of $425 and $1,030 for the years ended December 31, 2016 and 2017 respectively. The conditions to receive these grants are based on actual certain approved HC position. The company may be subject to penalties if certain criteria under the grants are not met.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	The impact of recently issued accounting standards still not effective for the Company as of December 31, 2017 is as follows:

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09 guidance on revenue from contracts (Topic 606) with customers that will supersede the existing revenue recognition guidance and clarify the principles for recognizing revenue. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

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

The most significant impact of the standard relates to our accounting for revenue from Domain Names and Third Party Apps. Specifically, under the new standard, the Cpmpany will recognize revenues from Domain Names and Third Party Apps at the time of billing and delivery rather than over the contract period.

The standard permits either a full retrospective or a modified retrospective approach for the adoption. The Company adopted the standard on January 1, 2018, using the modified retrospective method of adoption which means that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated. The adjustment to retained earnings will be $14.7 million net, due to earlier revenue recognition of Domain Names and Third Party Apps in amount of $28.1 million offset by deferred Domain Name costs in amount of $13.4 million.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the theoretical effect to our income statement as of December 31, 2017.

	Year ended December 31,
	2017	2017	2017
	ASC 605	ASC 606	Impact

Revenues	$425,636	$432,615	$6,979
Cost of revenues	69,391	72,230	2,839

Gross profit	356,245	360,385	4,140

Operating expenses:

Research and development	153,635	153,635	-
Selling and marketing	204,435	204,435	-
General and administrative	48,186	48,186	-

Total operating expenses	406,256	406,256	-

Operating loss	(50,011)	(45,871)	4,140
Financial income (expenses), net	(5,015)	(5,015)	-
Other expenses	76	76	-

Loss before taxes on income	(54,950)	(50,810)	4,140
Taxes on income	1,323	1,323	-

Net loss	$(56,273)	$(52,133)	4,140

Basic and diluted net loss per ordinary share	$(1.24)	$(1.15)	$0.09

Financial Instruments

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01) "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to our consolidated financial statements, the most significant impact relates to the accounting for equity investments. It will impact the disclosure and presentation of financial assets and liabilities. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions The Company expects no material impact on its financial statement.

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

Statement of Cash Flow

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 is intended to reduce diversity in practice of how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for public entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company expects no material impact on its statement of cash flows upon adoption.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.. The Company expects no material impact on its statement of cash flows upon adoption.

Intangibles Assets

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business" (ASU 2017-01), which provides a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. ASU 2017-01 provides more consistency in applying the guidance, reduces the costs of application, and makes the definition of a business more operable. This update is effective for annual and interim periods beginning after December 15, 2017. The Company expects no material impact on its consolidated financial statements.

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

Derivatives and Hedging

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities , which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial  statements and related disclosures.

NOTE 3:-	MARKETABLE SECURITIES:

At December 31, 2017, the Company held marketable securities classified as available-for-sale securities as follows:

	December 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Certificates of deposits	$11,075	-	$(62)	$11,013
Corporate bonds:		-
Maturing within one year	2,113	-	(10)	2,103
Maturing within between one to five years	19,833	-	(219)	19,614
	21,946	-	(229)	21,717
	$33,021	-	$(291)	$32,730

At December 31, 2016, the Company held marketable securities classified as available-for-sale securities as follows:

	December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Certificates of deposits	$22,742	-	$-	$22,742

	$22,742	-	$-	$22,742

All investments with an unrealized loss as of December 31, 2017 are with continuous unrealized losses for less than 12 months .

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	BUSINESS COMBINATION:

In January 2017, the Company acquired 100% of the share capital of Loyalblocks Ltd., a privately held Israeli company (doing business as “Flok”), with no considration. Loyalblocks is a provider of customer loyalty and engagement tools for small businesses. The Company intends to use Flok’s products and technology to enhance its existing customer relationship management tools and commerce capabilities we offer our users.

The Company accounted for the transaction using the acquisition method, which requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their respective estimated fair values as of the acquisition date .The following table summarizes the fair values of the assets acquired and liabilities assumed:

(in thousands)

Short term investment	$15
Other current assets	46
Property and equipment, net	53
Other long term assets	46
Intangible assets	1,354
Goodwill	1,379

Total Assets	$2,893

Current liabilities	1,720
Long term loan	1,389

Total Liabilities	$3,109

Total purchase price allocation,net of cash acquired	$(216)

Acquisition expenses for the Flok acquisition for the year ended December 31, 2017 were $0.4 million and consisted of employee-related expenses.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	BUSINESS COMBINATION (cont.)

The following table provides details regarding the identifiable assets as of the date of the acquisition:

	Fair value	Weighted Average Useful Life
	(in thousands)	(in years)

Technology	1,117	6
Customer relations	237	5

Total purchased intangible assets	$1,354

Customer relationships represent the fair value of future revenues that will be derived from the sale of products to existing customers of Flok.

The Company used the comparative method ("with/without") of the income approach to determine the fair value of this intangible asset and utilized a discount rate of 22.25%.

Technology represents the current technology of Flok that has passed technological feasibility and is currently offered for sale to customers. The Company used the income approach to value the technology.

The Company used the comparative method ("with/without") of the income approach to determine the fair value of this intangible asset and utilized a discount rate of 22.25%.

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Flok respective products and services. The goodwill is not deductible for income tax purposes.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statements of income.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	BUSINESS COMBINATION (cont.)

In February 2017, the Company acquired 100% of the capital stock of DeviantArt, Inc., (“DeviantArt “) a privately held Delaware based corporation, for cash consideration of approximately $36 million, including the assumption of approximately $3 million of liabilities, total net of approximately $33 million. DeviantArt, based in Los Angeles, is one of the world's largest online communities dedicated to artists, art enthusiasts and designers. The Company expect DeviantArt to increase traffic and assist its product development and brand recognition growth. DeviantArt’s focus on developing and fostering online collaboration and communities is expected to provide Wix users with a platform to engage with creative designers and artists across multiple mediums.

The following table summarizes the fair values of the assets acquired and liabilities assumed:

(in thousands)

Reserve deposit	$195
Other current assets	1,237
Property and equipment, net	146
Other long term assets	31
Intangible assets	24,865
Goodwill	14,684

Total Assets	$41,158

Current liabilities	7,851

Total Liabilities	$7,851

Total purchase price allocation, net of cash acquired	$33,307

Acquisition-related expenses for the DeviantArt acquisition for the year ended December 31, 2017 were $0.5 million and Acquisition expenses for the DeviantArt acquisition for the year ended December 31, 2017 were $4.3 million and primarily consisted of employee-related expenses.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	BUSINESS COMBINATION (cont.)

The following table provides details regarding the identifiable assets acquired acquired as of the date of the acquisition

	Fair value	Weighted Average Useful Life
	(in thousands)	(in years)

Technology	1,906	5
Customer relations	10,430	15
Customer Data	12,043	15
Brand/Domain	486	7

Total purchased intangible assets	$24,865

Customer relationships represent the fair value of future revenues that will be derived from the sale of DeviantArt's products/services to existing customers of DeviantArt.

The Company used the MPEEM method of the income approach to determine the fair value of this intangible asset and utilized a discount rate of 14.25%.

Customer Data represent the fair value of future synergy that we will be derived from sale of Wix’s products/services to the current DeviantArt users.

The Company determines the Customer Data fair value by calculating The difference between DeviantArt's value on a standalone basis (Calculated by BDO) and the total consideration paid by WIX, which represent in its perspective the additional amount that WIX was willing to pay for this synergy. The calculated difference was adjusted to reflect current customers only.

Technology represents the current technology of DeviantArt that has passed technological feasibility and is currently offered for sale to customers. The Company used the Relief from Royalty Method to value the Technology. The premise of the relief from royalty method is that ownership of the subject asset relives the owner of the need to license the asset from a third party. Thus, by owning the intangible asset, the owner avoids the royalty payments required to license the asset. The relief from royalty is cash flow savings that are discounted to present value.

The Company applied royalty rate of 7.5% of revenues, and a discount rate of 20.25%.

Brand/Domain mainly represents all internet addresses and domain names, trade names, trademarks, industrial designs, brand names, etc. The Company used the Relief from Royalty Method to value the Brand/Domain. The premise of the relief from royalty method is that ownership of the subject asset relives the owner of the need to license the asset from a third party. Thus, by owning the intangible asset, the owner avoids the royalty payments required to license the asset. The relief from royalty is cash flow savings that are discounted to present value.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	BUSINESS COMBINATION (cont.)

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and DevianArt's respective products and services. The goodwill is not deductible for income tax purposes.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statements of income.

NOTE 5:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2016	2017

Government authorities	$588	$2,504
Hedging transaction asset	1,539	1,192
Prepaid expenses	11,820	13,962
Other current assets	3,399	1,588

	$17,346	$19,246

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2016	2017

Cost:
Leasehold improvements	$12,127	$17,388
Computers, peripheral equipment and electronic equipment	6,693	13,856
Office furniture and equipment	2,556	3,913

	21,376	35,157

Less accumulated depreciation	12,626	18,956

Depreciated cost	$8,750	$16,201

Depreciation expense amounted to $ 4,999, $ 4,538 and $ 5,654 for the years ended December 31, 2015, 2016 and 2017, respectively.

During 2016, the Company recorded a reduction of approximately $ 1,908 to the cost and accumulated depreciation of fully depreciated equipment no longer in use, following an assessment made by the Company. In 2017 the company did not record any such reduction.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

	December 31,
	2016	2017

Cost:
Technology	$5,252	$8,275
Customer relations	-	10,667
Customer data	-	12,043
Domain	-	556

	5,252	31,541

Less accumulated amortization	1,536	4,289

Intangible assets, net	$3,716	$27,252

 Estimated amortization expense for the years ended:

December 31, 2017
2018	$2,784
2019	2,929
2020	2,878
2021	2,604
Thereafter	16,057

$27,252

Amortization expense amounted to $ 636, $ 747 and $ 2,753 for the years ended December 31, 2015, 2016 and 2017, respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2016	2017

Accrued expenses	$16,892	$33,241
Hedging transaction liability	857	2,973
Uncertain tax positions	1,098	1,378

	$18,847	$37,592

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its Subsidiaries rent their facilities under various operating lease agreements, which expire through 2025. In addition, the Company leases certain motor vehicles under certain car operating lease agreement. The minimum rental payments under operating leases as of December 31, 2017, are as follows:

Rental of premises

2018	8,960
2019	7,452
2020	6,230
2021	2,076
Thereafter	4,514

29,232

The Company leases motor vehicles under cancelable operating lease agreements. The Company has an option to be released from this agreement, which may result in penalties in a maximum amount of $ 235 as of December 31, 2017.

Total rent expenses for the years ended December 31, 2015, 2016 and 2017 were $ 6,242, $ 6,719 and $ 9,785, respectively.

Total motor vehicle lease expenses for the years ended December 31, 2015, 2016 and 2017 were $ 650, $ 798 and $ 998, respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Pledges:

The Company has pledged bank deposits in the amount of $ 514, in connection with an office lease agreement, credit cards and hedging transactions.

c.	Legal contingencies:

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

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	Composition of shares capital of the Company:

December 31, 2016		December 31, 2017
Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

500,000,000	44,297,761	500,000,000	46,453,583

b.	Ordinary shares:

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

Under the Plans, as of December 31, 2017, an aggregate of 1,728,993 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs and employee stock purchase rights issued pursuant to our Employee Share Purchase Plan (“ESPP”) and recognized for the years ended December 31, 2015, 2016 and 2017 was comprised as follows:

	Year ended December 31,
	2015	2016	2017

Cost of revenues	$1,370	$1,798	$2,930
Research and development	9,234	14,543	26,227
Sales and marketing	3,077	4,553	6,585
General and administrative	5,069	7,154	11,958

Total share-based compensation expense	$18,750	$28,048	$47,700

Total unrecognized compensation cost amounted to 128,128 (thousands) as of December 31, 2017, and is expected to be recognized over a weighted average period of approximately 2.94 years.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2017 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2016	8,367,594	$9.76	6.67	$291,093

Granted	1,290,423	$54.02
Exercised	(1,374,433)	$9.08
Forfeited	(85,430)	$28.15

Balance as of December 31, 2017	8,198,154	$16.65	6.27	$337,517

Exercisable as of December 31, 2017	5,135,115	$9.67	5.39	$245,834

Vested and expected to vest as of December 31, 2017	8,054,816	$16.36	6.23	$333,867

The computation of expected volatility is based on actual historical share price volatility of comparable companies and the Company’s share price. The expected option term represents the period of time that options granted are expected to be outstanding.  For stock-option awards which were at the money when granted (plain vanilla stock-options), it is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For stock-option awards which were in the money when granted, a binomial model was used to determine the expected term as an input to the Black-Scholes-Merton option pricing model. For restricted stock units the fair value is based on the closing market value of the underlying shares at the date of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms.

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017

Expected volatility	53.9%-61.6%	49.6%-54.0%	45.46%-48.04%
Expected dividends	0%	0%	0%
Expected term (in years)	5.5-7.1	5 -6.32	5.03 -7.07
Risk free rate	1.5%-1.9%	1.15%-2.26%	1.82%-2.27%

The following table set forth the parameters used in computation of the employee stock purchase plan for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017

Expected volatility	41.9%-55.3%	44.6%-45.8%	33.6%-43.4%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	0.05%-0.08%	0.26%-0.46%	0.47%-0.79%

A summary of options data for the years ended December 31, 2015, 2016 and 2017, is as follows:

	Year ended December 31,
	2015	2016	2017

Weighted-average grant date fair value of options granted	$10.33	$9.02	$27.50
Total intrinsic value of the options exercised	$30,356	$64,062	$75,763
Total fair value of shares vested	$17,147	$18,602	$20,780

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2017:

Exercise price (Range)	Options outstanding as of December 31, 2017	Weighted average remaining contractual term	Options exercisable as of December 31, 2017	Weighted average remaining contractual term
		(years)		(years)

0.001-1.05	3,068,388	4.28	2,359,457	3.88

1.05-5.8	190,558	4.87	186,245	4.86
5.8-10.12	757,552	5.54	732,451	5.54

10.12-18.61	452,982	6.47	360,327	6.40

18.61-22.79	2,175,729	7.57	1,150,622	7.46

22.79-28.14	177,810	6.28	156,094	6.23

28.15-31.54	65,752	8.58	30,741	8.63

31.54-46.48	51,147	8.93	17,168	9.11

46.48-52.95	1,037,186	9.13	127,989	9.13

52.95-76.85	221,050	9.64	10,021	9.61

	8,198,154	6.27	5,131,115	5.39

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

a.	Options granted to non-employees consultants:

The following table summarizes information about the Company's outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of December 31, 2017:

	Options
	outstanding		Exercisable
	as of		as of
Grant	December 31,	Exercise	December 31,	Exercisable
date	2017	price	2017	Through

January 25, 2011	10,000	0.67	10,000	January 25, 2021
January 9, 2013	4,400	2.34	4,400	January 9, 2023

	14,400		14,400

No options were granted to non-employees during the years ended December 31, 2017, 2016 and 2015.

b.	A summary of RSU activity for the year ended December 31, 2017, is as follows:

	Number of shares	Weighted average grant date fair value Per Share

Unvested as of December 31, 2016	1,368,050	$25.44
Granted	1,375,774	$63.45
Vested	(536,240)	$28.87
Forfeited	(125,938)	$42.79

Unvested as of December 31, 2017	2,080,126	$48.62

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Corporate tax in Israel:

Israeli companies are generally subject to corporate tax on their taxable income. As of 2017, the corporate tax rate is 24% (in 2015 and 2016, the corporate tax rate was 26.5% and 25% respectively). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

b.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2016	2017

Domestic	$(57,316)	$(60,249)	$(53,432)
Foreign	8,747	16,460	(1,518)

Loss before taxes on income	$(48,569)	$(43,789)	$(54,950)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	INCOME TAXES (Cont.)

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2016	2017
Deferred tax assets:

Net operating loss carry-forwards	$23,750	$34,234
Capital losses carry-forwards	58	35
Research and development expenses	19,818	13,923
Tax credit carry-forwards	63	94
Depreciation difference	1,163	1,434
Accrued employees costs	1,122	1,801
Other	731	567

Deferred tax assets before valuation allowance	46,705	52,088

Valuation allowance	(46,521)	(45,094)

Deferred tax asset, net	$184	$6,994

Deferred tax liabilities:

Fixed assets	$9	$481
Intangible assets	625	6,214
Other	-	278

Deferred tax liabilities	$634	$6,973

	Year ended December 31,
	2016	2017
Deferred taxes are included in the consolidated balance sheets, as follows:

Long term receivables	$184	$772
Long term liabilities	$634	$764

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	INCOME TAXES (Cont.)

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2015	2016	2017

Current	$2,872	$3,424	$4,042
Deferred	(107)	(317)	(2,719)

	$2,765	$3,107	$1,323

	Year ended December 31,
	2015	2016	2017

Domestic	$264	$49	$578
Foreign	2,501	3,058	745

	$2,765	$3,107	$1,323

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	INCOME TAXES (Cont.)

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2015	2016	2017

Loss before taxes on income	$(48,569)	$(43,789)	$(54,950)

Statutory tax rate	26.5%	25%	24%

Theoretical income tax expense	(12,871)	(10,947)	(13,188)

Deferred taxes for which valuation allowance was provided, net	8,571	8,620	2,122
Non-deductible option expenses	4,969	5,224	8,528
Non-deductible expenses	532	815	1,263
Tax adjustment in respect of different tax rate of foreign subsidiary	524	(1,015)	(1,679)
Utilization of loss	327	-	-
Rate Change Impact	-	-	3,099
Foregin Tax	-	-	881
Other	713	410	297

Income tax expense	$2,765	$3,107	$1,323

f.	Net operating loss carry-forwards

As of December 31, 2017, the Company had carry-forward operating and capital tax losses totaling approximately $ 161,855 and $ 151, respectively. $121,542 and $151 attributed to Israel and can be carried forward indefinitely.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	INCOME TAXES (Cont.)

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

The duration of tax benefits is subject to a limitation of the earlier of 7 years from the Commencement Year, or 12 years from the first day of the Year of Election.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	INCOME TAXES (Cont.)

As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Through December 31, 2017 the Company had not generated income under the provision of the new law.

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

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to regulations that were published by the Minister of Finance on May 1, 2017.

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law.

The Company does not currently intend to implement the amendment, and intends to continue to comply with the Investment Law as in effect prior to enactment of the amendment.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	INCOME TAXES (Cont.)

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21% in 2018, repealed the corporate alternative minimum tax, and requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings.

Deferred tax assets and liabilities: We remeasured all U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. However, we are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts.

The estimated tax expense recorded related to the re-measurement of the deferred tax balance was $(721).

h.	Tax assessments:

The Company and its subsidiaries did not have any final tax assessments as of December 31, 2017. The Company's tax years until December 31, 2012 are subject to statutes of limitation as of December 31, 2017.

i.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2016	2017

Opening balance	$1,098	$1,098
Increases related to previous year tax positions	-	280

Closing balance	$1,098	$1,378

During the years ended December 31, 2017 the Company recorded $ 280 for interest expense related to uncertain tax positions. As of December 31, 2017 the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 280, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2017 and 2016.

The balance of total unrecognized tax benefits at December 31, 2017, is $ 1,378 which, if potentially recognized, would affect the effective rate in the Company's statement of comprehensive loss.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2015	2016	2017

Bank charges	$(168)	$(226)	$(310)
Income (expense) related to hedging activity	2,085	748	(7,101)
Exchange rate income (loss)	(2,082)	(1,122)	1,214

Total income (expenses)	(165)	(600)	(6,197)

Interest income	242	847	1,182

Total financial income (expenses), net	$77	$247	$(5,015)

NOTE 13:-	BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2015	2016	2017

Net loss available to shareholders of ordinary shares	$(51,334)	$(46,896)	$(56,273)

Denominator:
Shares used in computing net loss per ordinary shares, basic and diluted	39,408,928	42,032,818	45,552,199

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET LOSS PER SHARE (Cont.)

 The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Year ended December 31,
	2015	2016	2017

Shares used in computing net loss per ordinary shares, basic and diluted	39,408,928	42,032,818	45,552,199
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:

Stock options	10,738,276	8,405,787	8,212,554
Restricted share units	732,634	1,368,050	2,081,646

	11,470,910	9,773,837	10,294,200

NOTE 14:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (cont.)

b.	The following tables present total revenues for the years ended December 31, 2015, 2016 and 2017 and long-lived assets as of December 31, 2016 and 2017:

Revenues:

	Year ended December 31,
	2015	2016	2017

North America (*)	$102,603	$147,209	$220,124
Europe	55,311	77,465	110,419
Latin America	19,134	25,904	36,816
Asia and others	26,470	39,524	58,277

	$203,518	$290,103	$425,636

(*) Include revenue from USA in amount of 91,661, 131,796 and 192,153 for 2015, 2016 and 2017 respectively.

Long-lived assets:

	December 31,
	2016	2017

Israel	$7,090	$12,326
Europe	248	613
North America	1,412	3,262

	$8,750	$16,201