Form 20-F
period 2018-12-31
Wix.com Ltd.
filed 2019-04-09
CIK 1576789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2018, the registrant had outstanding 49,269,626 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☒

(ii)

WIX.COM LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

ITEM 3.	KEY INFORMATION	4

ITEM 4.	INFORMATION ON THE COMPANY	53

ITEM 4A.	UNRESOLVED STAFF COMMENTS	76

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	76

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	100

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	125

ITEM 8.	FINANCIAL INFORMATION	129

ITEM 9.	THE OFFER AND LISTING	131

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	152

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	152

ITEM 15.	CONTROLS AND PROCEDURES	152

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	154

ITEM 16B.	CODE OF ETHICS	154

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	155

ITEM 16G.	CORPORATE GOVERNANCE	155

ITEM 16H.	MINE SAFETY DISCLOSURE	155

PART III

ITEM 17.	FINANCIAL STATEMENTS	156

ITEM 18.	FINANCIAL STATEMENTS	156

ITEM 19.	EXHIBITS	156

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties.  These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;

•	our expectation that the percentage of revenues we derive from outside of North America will increase in the future;

•	our expectation that we will be able to attract and retain registered users;

•	our expectation that the revenues we generate from each premium subscription will increase in the future;

•	our assumption that historical user behavior can be extrapolated to predict future user behavior;

•	our prediction of the future collections generated by our user cohorts;

•	our expectations with respect to the integration and performance of acquisitions;

•	our expectation to enter into new markets and attract new customer segments;

•	our expectation to maintain and enhance our brand and reputation;

•	our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business;

•	our expectations to make share repurchases pursuant to our share repurchase plan;

•	our expectation that we will effectively manage the growth of our infrastructure;

•	our expectation that we will effectively execute our initiatives to scale and improve our user support function;

•	the future success of our sales efforts;

•	our expectation that new products and developments will receive customer acceptance and satisfaction;

•	changes we expect to happen to technologies used in our solutions;

•	changes we expect to happen in global, national, regional or local economic, business, competitive, market, and regulatory landscape;

•	our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months; and

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements appearing elsewhere in this annual report.  The consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in USD thousands except share and per share data)
Consolidated Statements of Operations:
Revenues	141,841	203,518	290,103	425,636	603,704
Cost of revenues(1)	26,108	34,970	45,287	69,391	126,947
Gross profit	115,733	168,548	244,816	356,245	476,757
Operating expenses:
Research and development(1)	57,832	77,647	105,368	153,635	198,912
Selling and marketing(1)	97,742	120,010	156,512	204,435	249,178
General and administrative(1)	15,803	19,526	26,968	48,186	59,297
Total operating expenses	171,377	217,183	288,848	406,256	507,387
Operating loss	(55,644)	(48,635)	(44,032)	(50,011)	(30,630)
Financial income (expenses), net	2,144	77	247	(5,015)	(2,794)
Other income (expenses)	(14)	(11)	(4)	76	(489)
Loss before taxes on income	(53,514)	(48,569)	(43,789)	(54,950)	(33,913)
Taxes on income	3,052	2,765	3,107	1,323	3,207
Net loss	(56,566)	(51,334)	(46,896)	(56,273)	(37,120)
Basic and diluted net loss per ordinary share(2)	(1.49)	(1.30)	(1.12)	(1.24)	(0.77)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share(2)	37,847,093	39,408,928	42,032,818	45,552,199	48,017,188

	As of December 31,
	2014	2015	2016	2017	2018
	(in USD thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term deposits	86,011	109,999	148,562	200,612	680,676
Restricted deposits	5,909	3,851	931	949	1,149
Marketable securities	-	-	22,742	32,730	70,217
Total assets	118,422	149,433	214,684	330,013	844,750
Deferred revenues	66,598	104,767	156,733	216,811	239,720
Total shareholders’ equity (deficiency)	18,650	(3,805)	(2,469)	11,320	152,265

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in USD thousands except registered users and premium subscription data)
Supplemental Financial and Operating Data:
Collections(3)	171,255	241,687	342,069	483,989	658,385
Net cash provided by (used in) operating activities	(803)	20,876	40,573	83,052	115,709
Free cash flow(4)	(6,422)	14,534	36,158	70,683	101,633
Number of registered users at period end(5)	57,945,346	76,965,482	97,358,803	119,263,915	142,438,663
Number of premium subscriptions at period end(6)	1,232,827	1,767,423	2,465,160	3,223,036	3,983,415

(1)         Includes share-based compensation expense as follows:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in USD thousands)
Cost of revenues	1,004	1,353	1,798	2,930	4,418
Research and development	6,594	9,234	14,543	26,227	39,417
Selling and marketing	2,533	3,077	4,553	6,585	9,770
General and administrative	3,806	5,069	7,154	11,958	18,725
Total share-based compensation expense	13,937	18,733	28,048	47,700	72,330

(2)
Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2u and 14 to our consolidated financial statements included elsewhere in this annual report.

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

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in USD thousands)
Reconciliation of Revenues to Collections:
Revenues	141,841	203,518	290,103	425,636	603,704
Change in long-term and short-term deferred revenues	29,414	38,169	51,966	58,353	54,681
Collections	171,255	241,687	342,069	483,989	658,385

For a description of how we use collections to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating our business because it is a leading indicator of our revenue growth and the growth of our overall business. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for revenues recognized in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate collections differently or not at all, which reduces its usefulness as a comparative measure. You should consider collections along with other financial performance measures, including revenues, net cash provided by (used in) operating activities, and our financial results presented in accordance with U.S. GAAP.

(4)
Free cash flow is a non-GAAP measure defined as net cash provided by (used in) operating activities minus capital expenditures. The following table reconciles net cash provided by (used in) operating activities, the most directly comparable U.S. GAAP measure, to free cash flow:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in USD thousands)
Reconciliation of cash flow provided by (used in) operating activities to free cash flow:
Net cash provided by (used in) operating activities	(803)	20,876	40,573	83,052	115,709
Capital expenditures (a)	(5,619)	(6,342)	(4,415)	(12,369)	(14,076)
Free cash flow	(6,422)	14,534	36,158	70,683	101,633
____________

(a)	Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.

For a description of how we use free cash flow to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after payment of capital expenditures relating to the necessary components of ongoing operations. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate free cash flow differently or not at all, which reduces its usefulness as a comparative measure. You should consider free cash flow along with other financial performance measures, including revenues, net cash provided by (used in) operating activities, and our financial results presented in accordance with U.S. GAAP.

(5)
Number of registered users at period end is defined as the total number of users, who are registered with Wix.com with a unique email address at the end of the period, including those who purchase premium subscriptions. Following registration, the length of time that registered users take to design and publish a website varies significantly from hours to years, and many registered users never publish a website. Our use of the term “registered user” herein is not intended to necessarily indicate a certain level of engagement or how close a registered user is to potentially publishing their website. See “—D. Risk Factors—Risks Related Our Business and Our Industry”

(6)
A single registered user can purchase multiple premium subscriptions. Our premium subscriptions purchased in any given period are derived from users that registered with us during that period or during prior periods. See “Item 5. Operating and Financial Review and Prospects—Overview—Premium Subscription Analysis.”

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

Risks Related to Our Business and Our Industry

Our results of operations and future prospects will be harmed if we are unable to attract and retain new registered users and premium subscriptions at a sufficient rate or if we are unable to retain and increase revenue from our premium users as we expect.

The number of new registered users we attract and retain is a key factor in growing our premium subscription base, which in turn drives our revenues and collections.  To date, we have grown the number of registered users and premium subscriptions through the provision of complimentary user-friendly, drag-and-drop web development, design and management software, which can be upgraded to a subscription-based package with various additional solutions and services, and we have managed to retain and increase revenue from our premium subscribers through additional complementary solutions we offer.  Approximately 63% of our new premium subscriptions in the last quarter of 2018 were generated by users who registered in earlier quarters.  We therefore attribute considerable importance to the continued growth of our registered user base since it is our primary source of premium subscriptions.  A number of factors could impact our ability to retain and attract new registered users and premium subscriptions and our ability to retain and increase revenue from our premium users, including:

•	the quality and design of our platform compared to other similar solutions and services;

•	our ability to develop new technologies or offer new products and service offerings;

•	our ability to successfully attract our premium users to purchase additional complementary features and products to enhance their subscription;

•	reduction in our users’ spending levels;

•	the pricing of our solutions and services compared to our competitors;

•	the variety of our subscription packages, our vertical applications, and their respective price ranges;

•	our ability to attract and retain expert design agencies to create websites for their customers on our platform;

•	the reliability and availability of our customer service;

•	our ability to provide value-added third-party applications, solutions and services that integrate into our solutions;

•
the perceived or actual security, integrity, reliability, quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime, and the impact of cyber-attacks on our registered users’ data;

•	competitive factors affecting the software as a service business, including the competitive landscape and the strategies that may be implemented by our competitors;

•	unexpected increases in the cost of acquiring new registered users, beyond the year-over-year increase that we experience due to competition in certain geographies; and

•
our ability to expand into new geographic markets, including our ability to make our product, support and communication channels available in additional languages, and to attract new customer segments.

Our results of operations would be adversely affected if our selling and marketing activities fail to generate traffic to our website or fail to do so on a cost-effective basis, and thus fail to generate registered users and premium subscriptions or fail to increase the revenue we generate from each premium subscription at the levels that we anticipate.

We acquire some of our registered users through paid marketing channels, such as cost-per-click advertisements on search engines and social networking sites, targeted and generic banner advertisements on other sites, and social network influencers who promote our platform.  A portion of the registered users acquired through these channels purchase premium subscriptions over time.  In order to maintain our current revenues and grow our business, we need to continuously optimize our marketing campaigns aimed at acquiring new registered users and premium subscriptions and at increasing our revenue for each premium subscription acquired. In the years ended December 31, 2016, 2017 and 2018, advertising expenses were $113.2 million, $141.3 million and $165.3 million, respectively, representing 39%, 33% and 27% of our revenue, respectively, and representing 33%, 29% and 25% of our collections, respectively.  We conduct search engine optimization and A/B testing, a marketing approach that aims to identify which changes to our website will increase or maximize user interest and user acquisition and up-sell.  We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions and additional features and solutions to enhance such premium subscriptions.  However, we may fail to accurately predict user acquisition, interest, or to fully understand or estimate the conditions and behaviors that drove historical user behavior and thus, fail to generate the return on marketing we expected.  Even if we understand historical patterns, our predictions could be inaccurate. For example, events outside our control, such as announcements by our competitors or other third-parties of significant business developments, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. An unexpected increase in the marginal acquisition cost of new registered users may also have an adverse effect on our ability to grow the number of our registered users and premium subscriptions. In addition, we may invest a significant portion of our marketing expenses on more traditional advertising and promotion of our brand, including through sponsorships with City Football Group Limited, the New York Yankees and others, and our nationally televised Super Bowl campaigns, the effectiveness of which is more difficult to track than online marketing. If any of our marketing campaigns prove less successful than anticipated in attracting registered users and premium subscriptions or up-selling additional features and solutions to our premium subscribers, we may not achieve our return-on-investment targets, and our rates of registered user and premium subscription acquisitions and revenue per subscription, may fail to meet market expectations, which could have a material adverse effect on our share price.

A decrease in renewal rates of our existing premium subscriptions could adversely impact our revenues and collections, result in delayed or lower than forecasted profitability, and harm our ability to forecast our business.

The rate at which premium subscriptions are purchased and the rate at which premium subscriptions are renewed, significantly impact the overall number of premium subscriptions and, as a result, our revenues and our collections.  As of December 31, 2018, yearly and multi-year subscription packages constituted approximately 83% of all premium subscriptions.  One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. Yearly or multi-year subscriptions have higher renewal rates than monthly subscriptions, since there are not as many opportunities in a one-year or multi-year period to fail to renew such subscription, whether deliberately or through failure to update payment information upon expiration.  If the number of premium subscriptions or renewal rates fail to meet our expectations, our profitability and future prospects may be adversely impacted. In addition, premium subscriptions currently renew automatically at the end of each subscription period unless registered users cancel their subscription in advance.  Any limitation or restriction imposed on this ability to bill our registered users on a recurring basis or the manner in which the rebilling is performed, whether due to new regulations or otherwise, may significantly lower the renewal rate of our subscriptions.

If the security of the data we store in our systems, including personal information or business data of our registered users and their users is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

Due to the nature of our business, our systems and the systems of our cloud providers with which we contract, store large amounts of data including our data, data of our prospective and registered users, as well as data relating to the visitors, customers and users of our users, which we refer to as our users of users. Such data that we store may include email address, geo-location, usage data, business data, passwords and also billing information, such as encrypted credit card numbers, full names, billing address, phone numbers and additional information they may view as confidential.  Third party applications available on our platform may also collect such data and share it with us. We do not regularly monitor or review the content that our users, and their users, upload and store, or information we receive from third party applications and, therefore, we do not control the substance of the content on our servers, which may include personal information. Risks of external or internal unauthorized access or leaks exist.

Although we have implemented data security standards, operating rules and certification requirements, including in accordance with PCI Data Security Standards pursuant to which we have maintained PCI compliance level 1 certification since February 2013, we cannot be sure that the steps that we have taken to protect the security, integrity and confidentiality of the information we, or our users, collect, store, or transmit, will succeed in preventing inadvertent or unauthorized use or disclosure. Our payments system, for example, interfaces with a number of different gateway providers that link to a number of different payment card processors based on jurisdiction and other factors, and depend on the efficacy of secure transmission protocols and related technologies.  There can be no assurance that data security standards we have implemented, including for the collection and transmission of credit card and other payment information, or those of our third-party service providers, will adequately comply with the security standards of any future jurisdiction in which we seek to market our solution.  Furthermore, like many online and other companies, we have experienced attempts by third parties to circumvent the security of our systems.  We have and are experiencing attempts by hackers to penetrate our internal network and hosted servers using various techniques, including tailored phishing attacks and other exploitation of known and unknown vulnerabilities. We may not be successful in identifying, blocking or otherwise preventing access to our systems, despite our security measures.  Since techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures.  Furthermore, we may be unable to promptly detect an attack, for example, in the case of an advanced persistent threat where unauthorized system access was obtained in advance and without our knowledge in preparation for a future attack.  In addition, we rely on outside parties to provide physical security for our facilities, including data centers.  Any physical breach of security could result in unauthorized access or damage to our systems.

If our security measures are breached, whether because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed, exploited or abused in any way, including through our Wix Code solution, and, as a result, an unauthorized party accesses any of our registered users’ data or the data of their users , or otherwise gains control of our platform, or if it is perceived that any unauthorized access has occurred (such as when users utilize weak passwords or their credentials are disclosed, stolen or lost), our brand may be negatively impacted, our relationships with our registered users may be damaged, our registered users may choose to cancel their premium subscriptions, and we could incur liability and be subject to regulatory investigations and fines, negatively impacting our financial performance, all of which may result in a decline of our share price. Even if such a data breach affects a competitor and does not arise out of our actions or inactions, the resulting concern to use our platform could negatively affect our business.

In addition, many jurisdictions have enacted laws requiring companies to notify individuals (and regulators) of data security breaches involving certain types of personal data, and, in addition, our agreements with certain partners require us to notify them in the event of a security incident.  These mandatory disclosures regarding a security breach sometimes lead to negative publicity and may cause our registered users to lose confidence in the effectiveness of our data security measures.  Any security breach, whether actual or perceived, may harm our reputation, and we could lose registered users or fail to acquire new registered users or premium users.  In addition, we could be required to devote significant resources to investigate and address a security breach.  Following the introduction of Wix Payments and the increased storage of personal and financial information of our users and their users, a violation of data privacy or security laws, many of which focus on personal financial and payment, could result in reputational harm, loss of business, legal action and / or regulatory inquiries and monetary or other penalties that could negatively impact our reputation and adversely affect our operating results and financial condition.

If our data security measures fail to protect the encrypted credit card details, passwords or personal identifiable information adequately, we could be liable to both our registered users and their users  for their losses (such as fraudulent credit card transactions), as well as to the vendors under our agreements with them, such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our registered users and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition.  There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.  We also cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim.  The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of registered users and premium subscriptions may be impaired, and our business and financial results may be harmed.

Maintaining, promoting and enhancing the Wix brand is critical to expanding our base of registered users and premium subscriptions.  To attract both registered users and premium subscriptions, we market our solutions and services primarily through cost-per-click advertisements on search engines and social networking sites and maintain an active online presence. We also engage influencers in social networking sites, and attract users through free and paid banner advertisements on other websites, through small Wix advertisements on our registered users’ websites that do not have a premium subscription, by targeting design agencies that provide website building services to large client bases using our solutions, by cultivating an experts community to build websites for our users and purchase premium subscriptions and additional solutions for them, through our affiliates program and through more traditional advertising such as sponsorships and television commercials.  Our ability to attract additional registered users depends in part on increasing our brand recognition.  In addition, our solutions and services are also marketed through free traffic sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines.

Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, secure, and innovative solutions and services, which we may not do successfully.  We may introduce new solutions or terms of use that registered users do not like, which may negatively affect our brand. Additionally, if registered users have a negative experience using third-party applications and websites integrated with Wix, such an experience may affect our brand.  Our Wix Arena Marketplace enables independent web designers to offer their services to registered users who engage them directly. We do not conduct any evaluation of these designers’ credentials. Our App Market enables third party independent developers to offer their applications to our registered users and premium subscribers. We conduct a limited evaluation of the developers of third party applications in our App Market, which is focused mainly on the technical functionality of applications. There is no assurance that the applications in our App Market meet data security or privacy industry standards. Our reputation may be harmed if any of the services provided by these independent designers and developers do not meet registered users’ quality or security expectations.  Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. Additionally, errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platform, including the products and solutions we license from third parties, may harm our reputation and brand and adversely affect our ability to attract new users and premium subscriptions, especially if these errors occur when we introduce new services or features, all of which may reduce our revenue.  If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, we could be subject to claims regarding our business and financial results may be adversely affected.

If we fail to develop and introduce new products and services and keep up with rapid changes in design and technology, our business may be materially adversely affected.

Our future success will depend on our ability to improve the look, function, performance and reliability of our solutions and services, including integrating services by third parties.  The development of new and upgraded solutions and new service offerings, including vertical solutions for specific business segments, involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform.  Further, our design team spends a significant amount of time and resources in order to incorporate various design elements, such as customized colors, fonts, content and other features into our new and upgraded solutions.  The introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending.  We must also manage our existing offerings, as we continually test, support, and market these solutions and applications.  Furthermore, our ability to attract new users and increase revenue from existing users depends in part on our ability to increase adoption and usage of our products. If we are unable to successfully enhance our existing products to meet evolving user requirements and increase adoption and usage of our products, or if our efforts to increase the usage of our products are more expensive than we expect, or if our solutions fail to achieve widespread acceptance, our revenues and competitive position could be materially adversely affected.

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

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which require us to compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region.  We also engage a team of developers in Ukraine, and we have engaged a team of local developers in Lithuania in order to benefit from the significant pool of talent that is more readily available in each of those markets. Many larger companies expend considerably greater amounts on employee recruitment and may be able to offer more favorable compensation and incentive packages than us.  If we cannot attract or retain sufficient skilled research and development, marketing, operations and customer service professionals, our business, prospects and results of operations could be materially adversely affected. In particular, we have experienced a competitive hiring environment in Israel, where we are headquartered.

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

Furthermore, many of our employees may expect to receive significant proceeds from sales of our ordinary shares in the public markets after their equity compensation has fully vested. A drop in our share price due to market fluctuations may reduce their motivation to continue to work for us. Competition for highly skilled personnel is intense, particularly in the software industry. We may need to invest significant amounts of cash and equity to attract and retain employees, and we may never realize returns on these investments. If we are not able to effectively hire and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

In addition, due to our rapid growth which has raised the profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and/or increase retention costs.

We are subject to data privacy and data protection laws and regulations, including the EU General Data Protection Regulation and the European e-Privacy Directive, as well as contractual privacy and data protection obligations, which could affect our efficiency and our marketing activities.  Our failure to comply with these laws, regulations or obligations, or any future laws, regulations, or obligations could subject us to sanctions and damages and could harm our reputation and business.

We are subject to the data privacy and data protection laws and regulations adopted in Israel, Europe, the U.S. and other jurisdictions.  Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data or the data of their users that we store, is only collected, processed and/or stored in accordance with applicable local law.  Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data obtained in relation to our registered users, and their users.  We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards relating to privacy, data protection, and data security.  We are also subject to data privacy and data security-related obligations deriving from our privacy policy and terms of use with our registered users, and we may be liable to third parties in the event we are deemed to have wrongfully processed personal data.

The regulatory framework for data privacy and data security issues worldwide is currently in flux and is likely to remain so for the foreseeable future.  Such regulatory framework is often inconsistent and may be subject to amendment or re-interpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance.  Given that requirements may be inconsistent and evolving, the manner in which we choose to implement these requirements may fail to meet the expectations of our users, and their users, or other stakeholders, which could thereby reduce the demand for our services. Furthermore, our users or service providers may respond to this regulatory framework by requesting that we undertake certain privacy or data related contractual commitments that we are unable or unwilling to make. This could lead to the loss of current or prospective users or other business relationships. Many of these laws require us to maintain an online privacy policy and terms of service that disclose our practices regarding the collection, processing, and disclosure of personal information. If these disclosures contain any information that a court or regulator finds to be inaccurate, we could also be exposed to legal or regulatory liability. Any such proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or demanding injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation.

The European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws.  For example, the European Union adopted a new General Data Protection Regulation (Regulation 2016/679), or GDPR, in April 2016, which replaced the European Data Protection Directive (Directive 95/46/EC) and includes more stringent obligations for online businesses.  The approved regulation became effective on May 25, 2018 and replaced, to a large extent, the data protection laws of each European Union member state.  The GDPR results in more stringent requirements for data processors and data controllers.  Such requirements include more fulsome disclosures about the processing of personal information, enhanced data retention limits and deletion requirements, mandatory 72-hour notification by data controllers to regulators in the case of a data breach and elevated standards regarding valid consent in some specific cases of data processing.  The GDPR also includes substantially higher penalties for failure to comply, inter alia, a fine up to 20 million EUR or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed. In addition, national laws introduced under the European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) require companies, among other requirements, to obtain consent from users to store or access information located on a user’s computer or mobile device, after providing clear and comprehensive information about the access and storage of such user’s information, and mainly regulate the use of cookies and similar technologies. The more stringent requirements, including on privacy user notifications and data handling require us to adapt our business and incur additional costs. Due to the accessibility of our services worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy or data protection laws even in jurisdictions where we have no local entity, employees or infrastructure. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. We rely on a globally distributed infrastructure in order to be able to provide our services efficiently, and consequently may not be able to meet the expectations of users who are located in or otherwise subject to such localization requirements, which may reduce the demand for our services. For example, effective as of September 1, 2015, the Russian parliament adopted a set of amendments to the Russian Federal Law on Personal Data, stating that personal data pertaining to Russian citizens must be stored in databases located in Russia. Furthermore, new privacy regulations implemented in Turkey, regulate among others, the cross-border transfer of personal data, and apply different requirements that may impact the way we process Turkish users’ data. We continue to monitor the implementation of these and other legislative changes, including the California Consumer Privacy Act, or CCPA, slated to come into effect in 2020. Currently, we do not anticipate major changes between the CCPA and the GDPR.

In general, privacy concerns are becoming more widely acknowledged and may cause our users to resist providing the personal data necessary to allow them to use our platform effectively. Our users of users may also resist providing personal data to our users due to privacy concerns. Measures we have implemented in order to protect user data, including those of our users of users, may not alleviate all potential privacy concerns and threats.

A failure by us or a third-party contractor providing services to us to comply with applicable data privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our registered users, may result in sanctions, statutory or contractual damages or litigation and may subject us to reputational harm.  These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resources, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions. Government agencies and regulators have reviewed, are reviewing and will continue to review, the privacy and security practices of online media companies including their data privacy and security policies and processes. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the data privacy and security practices of a number of online social media companies. The possible outcome of such reviews may result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our products, our business could be harmed. Governmental agencies may also request or take registered user data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

We are exposed to risks, including security risks, associated with payment processing, particularly in relation to payment transactions processed through Wix Payments, which may subject us to regulatory requirements, contractual obligations, and other risks that could be costly and difficult to comply with or that could harm our business.

We accept payments from our users primarily through credit and debit card transactions and alternative payment methods.

In addition, we facilitate payment collection by our users from their users through Wix Payments, an integrated payment processing solution that allows our users to accept payments from their users, on major credit and debit cards, and through other payment processing solutions that we offer.

We are subject to a number of risks related to our ability to receive payments from our users, and our facilitation of payment processing of our users from their users, including:

•	we pay interchange and other fees, which may increase over time and may require us to either increase the prices we charge for our products or experience an increase in our operating expenses;

•
if our billing systems fail to work properly and, as a result, we do not automatically charge our premium subscribers’ credit cards on a timely basis or at all, or our users are unable to collect payments from their users, we could lose revenues or cause our users to lose revenues which could harm our business and reputation;

•
if we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for other credit and debit card transactions or issuers, may increase, issuers may terminate their relationship with us, or we may face fines from the issuers;

•	increased costs and diversion of management time and effort and other resources to deal with user onboarding, fraudulent transactions or chargeback disputes;

•	potential fraudulent or otherwise illegal activity by our users, their users, developers, employees or third parties which could lead to increased liability;

•	our reliance on third parties such as gateways, payment service providers and acquiring banks, which may face down time and thus affect our cash flow;

•
restrictions on our ability to collect payments from our users, such as under the second Payment Services Directive, or PSD2, which requires strong customer authentication for certain transactions that could impose operational complexity which our users may want to avoid;

•	restrictions on funds or required reserves related to payments; and

•	additional disclosure requirements, including new reporting regulations and new credit card associated rules.

Depending on how Wix Payments and our other payment solutions evolve, we may currently, or in future, be subject to laws and regulations, either in existing or new jurisdictions, relating to our payment facilitation services. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make changes to our platform, any of which could have an adverse effect on our business, financial condition and results of operations.

The payment card networks, such as Visa and MasterCard, have also adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services.  We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and acquiring banks.  The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or PCI DSS.  Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud.  If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks, which may include indemnification clauses.  Such failure to comply may subject us and/or our users to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us or our users from processing or accepting debit and credit cards, or could lead to a loss of payment processor partners.  We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of registered users or participants or regulatory or criminal investigations.  Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our registered users, which would adversely affect our business, operating results and financial condition.

If we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed.

We believe our focus on customer support is critical to retaining, expanding and further penetrating our user base.  As a result, we have invested in the quality and training of our customer support and call center personnel.  If we are unable to scale up and maintain a consistently high level of customer service, we may lose existing registered users.  In addition, regardless of the performance of our customer support and call center, users of online services base their purchasing decisions on a number of factors, including price, design, integration abilities, functionality of services, reputation and ease of use.  If we fail to maintain adequate customer support and improve the functionality of our solutions and their ease of use in accordance with our users’ needs, our reputation, financial results and business prospects may be materially harmed.

Exchange rate fluctuations may negatively affect our results of operations.

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2018, approximately 69% of our revenues were denominated in U.S. dollars and approximately 31% in other currencies, primarily in Euros, British Pounds and the Brazilian Real.  Conversely, in 2018, approximately 67% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 29% in New Israeli Shekels, or NIS.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any).  We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have increased our net loss by approximately $18 million in 2018. We estimate that a 10% devaluation of certain foreign currencies (including Euros, British Pound, Brazilian Real, Japanese Yen and Russian Ruble) against the U.S. dollar would have increased our net loss by approximately $18 million in 2018.  These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.  We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses and revenues, as appropriate and as reasonably available to us.  We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Our results of operations and business could be harmed if we fail to manage the growth of our infrastructure effectively or seek to expand our infrastructure into additional geographic locations.

We have experienced rapid growth in our business and operations, which places substantial demands on our operational infrastructure.  The scalability and flexibility of our cloud-based infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth.  The significant growth in the number of registered users and transactions, and new developments and functionalities offered on our platform, has increased the amount of both our stored marketing and research data and the data of our registered users and their users.  In the future, we may be required to allocate resources, and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, in order to handle increased customer traffic or in order to comply with data protection regulations in jurisdictions in which we provide our services.  Any loss of such data due to disruptions in our infrastructure could result in harm to our brand or reputation.  Moreover, as our registered user base grows, and as registered users rely on our platform for more complicated tasks, we will need to devote additional resources to improving our infrastructure and continuing to enhance its scalability, in order to maintain the performance of our platform and solutions.  Our need to effectively manage our operations and growth will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures.  We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our growth.  If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.

We may face increased competition in a highly competitive market.

While there are other providers who offer features similar to those features found in our solutions, we believe that we do not compete with traditional web development firms as we focus not only on web development but also on technology, design and business work flow processes.  Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers, as well as large service companies who offer domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or have one built by their workforce.  In the future, we may experience increased competition from web design companies if they broaden their product and service offerings, or lower their pricing.  In addition, it is possible that other providers may in the future decide that offering a comprehensive DIY platform similar to our platform represents an attractive business opportunity.  In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources.  Such companies may use these advantages to offer solutions and services similar to ours at a lower price, develop different solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements.  Increased competition could result in us failing to attract users, obtain premium subscriptions at the same rate or maintain or increase our revenues from such premium subscriptions.  It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.

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

As of December 31, 2018, we had 2,487 employees and contractors, which represents an approximately 22% net growth in headcount since December 31, 2017. We currently have offices in Tel Aviv and Beer Sheba in Israel; San Francisco, Miami, New York and Los Angeles in the U.S.; Vancouver, Canada; Kiev and Dnipro in Ukraine; Vilnius, Lithuania; Dublin, Ireland; Berlin, Germany and Santana de Parnaiba, Brazil. We intend to further expand our overall business, including our headcount, and we may face challenges finding suitable office spaces which can accommodate our growth whilst maintaining our corporate culture, with no assurance that our revenues will continue to grow accordingly. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. In addition, as we have grown, we have significantly expanded our lease commitments and we plan to further expand such commitments.  Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources.

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

Certain jurisdictions, including the United States and certain European countries, among others, have adopted laws relating to the liability of providers of online services for activities of their users and other third parties, including with respect to defamation, threats or incitement to violence, sale or purchase of illegal goods, exploitation of minors and others, terrorist activities, invasion of privacy and other torts, copyright and trademark infringement such as the recent legislative proposals of the European Union which may impose liability for copyright infringement on online platforms, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users.

Certain actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or registered users acting under false or inauthentic identities or using our product to conduct illegal activities could negatively affect our reputation and brand and impose liability on us. This particularly applies to our registered users who do not have premium subscriptions and who therefore maintain the “Wix” logo on their websites.  We do not monitor or review the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage.  While we have adopted policies regarding illegal or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities.  The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our registered user base, and our business and financial results.

Furthermore, in the framework of Wix Payments we act as a payment facilitator for our users, pursuant to which we are required to monitor our users’ activity to ensure their compliance with certain standards applied by our payment networks. We may fail to appropriately monitor our users’ activity and be subject to liability.

At present, we do not require that our registered users post on their websites, or require their users to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy.  If our registered users do not post the appropriate documentation and policies on their websites and require their users’ consent to be bound by the terms of such documentation and policies, or should our registered users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communication Decency Act, then they may expose themselves to civil and criminal liability under applicable law, for example, where their users post information which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights or where our registered users or their suppliers fail to process personal data in accordance with applicable law.  It is possible that we could also be subject to liability.

Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business.  In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our registered users to agree to.  Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position.  Further, our indemnity from our registered users may also not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity.  In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause our registered users to abandon material aspects of our service.  Any such adverse legal or regulatory developments could substantially harm our operating results and business.

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, and failure to protect against cyber-attacks, could adversely affect our business.

We rely on collocated servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations.  Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, and we have additional data centers in other locations to improve our performance.  The vast majority of our data is located in our primary data centers in the United States from Google, Inc. and Amazon.com, Inc., as well as from Equinix, Inc., and we also use cloud storage from Google, Inc. and Amazon.com, Inc. A small amount of our data remains stored in servers leased from Hostway Services, Inc., which, in the past, hosted a more substantial amount of our data.  If Equinix is unable or ceases, for any reason, to make its data centers available to us without sufficient advance notice, we would likely experience delays in billing our customers, until migration to an alternate data center provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services with which we are engaged, do not guarantee that our registered users’ access to our platform will be uninterrupted or error-free.  We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, industrial espionage, intentional acts of vandalism, fraud and other misconduct. Problems faced by our third-party hosting providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact our business and results of operations, as well as the experience of our users, which in turn could adversely impact our business and results of operations.

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

Our servers, data centers and other facilities are also vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events.  Disruptions to these servers or facilities could interrupt our ability to provide our platform and solutions and materially adversely affect our business and results of operations.

Any disruption, disabling, or attack affecting our equipment and systems and the hardware, software and infrastructure on which we rely could result in a data security or privacy breach.  Whether such event is physical human error or malfeasance (whether accidental, fraudulent or intentional) or electronic in nature (such as malware, virus, or other malicious code) such an event could disrupt or delay our ability to provide our platform and solutions to subscribers, result in the unauthorized access to and disclosure of personal or confidential data, result in loss or corruption of data we store, subject us to legal liability and regulatory inquiry, harm our reputation and materially adversely affect our business and results of operations.

Our future prospects may be adversely affected if we are unable to generate revenues from sources other than our premium subscription packages.

In addition to revenue generated from our premium subscription packages, we generate revenue from additional products and services that are offered to all of our registered users to enhance their digital presence, such as revenue from sale of Ascend by Wix, Wix Answers, Wix Logo Maker, third-party domain registrations and from revenue sharing agreements we have for sale of payments services through Wix Payments, email services and applications sold through our App Market or elsewhere on our platform.  We cannot offer any assurances that sales of applications or other value-added solutions and services we may offer in the future will be a significant part of our revenues.  Material changes in our agreements with certain providers may significantly affect our ability to generate revenues from sources associated with such providers. In addition, our efforts to generate sales for these items, including via email marketing, may negatively impact our registered users’ perception of us.  If we do not succeed in selling these items, our future prospects may be adversely affected.

Our revenues may not increase if we are unable to maintain market share for mobile sites and applications, or if our mobile products fail to achieve widespread acceptance, which may affect our business and future prospects.

Consumers are increasingly accessing the Internet through devices other than personal computers, including mobile phones, smartphones and tablets.  This trend has increased dramatically in the past few years and is projected to continue to increase.  Acknowledging this trend, we launched our first free mobile offering in 2011, offering our registered users the ability to quickly and easily deploy an HTML5 mobile-optimized website and followed with a further enhanced mobile product in October 2013.  In the fourth quarter of 2016, we launched the Wix App, a mobile application available on iOS and Android that allows our users to create and manage content on their websites from a mobile device. In the second quarter of 2018, we launched Wix on Mobile, which allows users to create a site using ADI technology, customize its look and publish it, all from a mobile device. The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, evolving industry standards, continuous improvement in performance characteristics and rapid adoption of technological and product advancements.  We may incur additional costs in order to adapt our current functionalities to other operating systems and we may face technical challenges adapting our products to different versions of already supported operating systems, such as Android variants offered by different mobile phone manufacturers.  Furthermore, use of native applications is also subject to applicable terms of use of third party application stores. If we are unable to offer continual improvements to our mobile solutions or adapt their functionalities to new and different operating systems, our mobile solutions may fail to achieve widespread acceptance by our registered users.  Additionally, the providers of certain platforms, such as Apple, may limit or restrict access entirely to their platforms. Therefore, our revenues may not increase even if we continue to penetrate the mobile device market. Furthermore, we are dependent on the interoperability of our products with third-party mobile devices and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect usage of our products.

We have a history of operating losses and may not be able to achieve profitability in the future.

We have incurred net losses in each fiscal year since our inception and, as of December 31, 2018, we had an accumulated deficit of $319 million.  We expect that our operating expenses will continue to increase in the near term, primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions.  We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining or increasing the amount of revenues per premium subscription, in order to achieve profitability.  Nevertheless, if we are unable to grow our premium subscriptions at the required rate or to maintain or increase revenues per premium subscription, or if we incur unexpected expenses or choose to incur expenses that we believe are necessary or desirable (such as to invest in businesses, research and development or technologies that we believe will be important for our business), we may be unable to achieve profitability at the time expected by investors, or at all. Even if we achieve profitability, we may be unable to achieve or sustain profitable operations.

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

We rely on search engines and social networking sites to attract new users, and many of our registered users located our website and solutions by clicking through on search results displayed by search engines such as Google and Yahoo!, and advertisements on social networking and other media sites such as Facebook and YouTube.  Search engines typically provide two types of search results, natural (i.e., non-paid) and purchased listings.  Search page ranking level based on natural search results are determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased.  Advertisers can also pay search engines to place listings more prominently in search results and websites in order to attract users to advertisers’ websites.  To some extent, we rely on natural searches in order to attract free traffic to our website.  We seek to increase the likelihood that our website is displayed prominently when a potential user searches for a way to build a website.  Nevertheless, we cannot be sure that our efforts to optimize search engine results will succeed.  Search engines revise their algorithms from time to time in an attempt to optimize their search result listings.  In addition, some of the social media data provided by these search engines or social networking sites, are provided to us pursuant to third-party data sharing policies and terms of use or under data sharing agreements by third-party providers. If search engines or social networking sites on which we rely for algorithmic listings or for data collection, modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in fewer users clicking through to our website, and our ability to collect data may be impaired. Furthermore, competitors may bid on our name from search services in an attempt to capture potential traffic.  Preventing such actions and recapturing potential traffic could increase our expenses.  Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising or could also interpret our data collection policies or practices as being inconsistent with their policies.  If any change to these policies delays or prevents us from advertising through these channels, this could result in fewer users clicking through to our website and could harm our ability to collect valuable data.

Our business is susceptible to risks associated with international sales and the use of our platform in various countries.

We currently have users in approximately 190 countries and we expect to continue to increase the volume of our operations worldwide in the future. However, our operations in various countries subject us to risks which may include difficulties related to contract enforcement, including our terms of use, compliance with foreign laws, monitoring changes and addressing conflicting laws, lower levels of internet use, managing personnel and technology from afar, tax consequences, personnel culture differences and varying economic and political climates, currency exchange rates, different competition sources, different customer spending levels, levels of protection for intellectual property rights and lower levels of credit card use.

These factors, or other factors, may cause our international costs of doing business to exceed our expectations and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.

We may make acquisitions and investments, which could result in operating difficulties and other harmful consequences.

From time to time, we evaluate potential strategic acquisition or investment opportunities.  Any transactions that we enter into could be material to our financial condition and results of operations.  As described in Item 4.A. under the header “Information on the Company - History and Development of the Company – Our History,” in 2017, we acquired U.S. - based DeviantArt, Inc., or DeviantArt.  Prior to the DeviantArt acquisition, we had not made any significant acquisitions and our management has not had any experience making significant acquisitions or integrating acquired businesses.  The process of integrating an acquired company, business or technology, such as DeviantArt, could create unforeseen operating difficulties and expenditures. We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition or any other complementary businesses or technologies we acquire in the future. Acquisitions and investments we evaluate from time to time may carry with them a number of risks, including the following:

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

•	litigation or other claims arising in connection with the acquired company;

•	the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	the challenge of integrating the workforces of Wix and the acquired company while maintaining focus on providing consistent, high-quality customer service;

•	the use of resources that are needed in other parts of our business;

•	the use of substantial portions of our available cash to consummate the acquisition;

•	incurrence of acquisition-related costs; and

•	unrealistic goals or projections for the acquisition.

Our failure to address these risks or other problems encountered in connection with the acquisition of DeviantArt and other acquisitions and investments we evaluate from time to time could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

We may face challenges expanding our premium subscription base and increasing revenues in emerging markets due to difficulties in these markets associated with payment collections as well as legal, economic, tax and political risks that are greater than more developed markets.

Expanding our business into emerging markets is an important component of our growth strategy and presents challenges that are different than those associated with more developed international markets.  In particular, regulations limiting the use of local credit cards and foreign currency could constrain our growth in certain countries.  For example, regulations in certain countries do not permit recurring charges on credit cards.  In 2011, we established a Brazilian subsidiary to conduct local payment collection activities in Brazil in compliance with Brazilian currency controls. In 2013, we incorporated a subsidiary in Luxembourg to facilitate local payments in Europe. In 2014, we established a subsidiary in Mexico to facilitate local payments in compliance with Mexican regulations. In 2015, we established a subsidiary in India to facilitate local payments in compliance with Indian regulations. In 2019, we established a subsidiary in Australia to facilitate local payment in compliance with Australian regulations. We may continue to establish additional subsidiaries in order, among others, to comply with regulations in the respective jurisdictions in which we provide our services. It is often difficult to establish an effective local business model, and we may need to enter into agreements with third-parties to process, on our behalf, payments via credit cards or alternative payment methods, including offline payment methods, or otherwise modify our business plans or operations in order to establish a local presence in emerging countries, which may delay our entry into these markets or increase our costs.  Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods including offline, and we may encounter sudden currency devaluations.  Currency controls in emerging countries may make it hard for us to repatriate collections or profits that we generated in a particular country.  It is possible that governments of one or more countries may censor or block access to the Internet or specifically our website due to political concerns or in response to certain incidents or events, thereby preventing people in these countries, including our registered users, from accessing our products. For example, in December 2018, the Lebanese government blocked access to our platform in Lebanon.  The growth of our business may be materially adversely affected if we are unable to expand our registered user base in emerging markets.

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

Various private entities also attempt to regulate commercial solicitation via email. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as SPAM, which could lead the sender to be “blacklisted” by such private entities. If we are blacklisted by any such private entity, we may not be able to reach out to our users, which could materially harm our business and brand.

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

Compliance with other consumer protection laws and regulations such as the Telephone Consumer Protection Act of 1991 (TCPA) meant to protect recipients of tele-marketing phone calls or text messages, FTC and Federal Restore Online Shoppers Confidence Act of 2010 (ROSCA) regulations, addressing subscription auto-renewal disclosure requirements, refund policy disclosure requirements, and other requirements relating to proper disclosure of our Terms of Use, could increase our costs of doing business or subject our business to increased liability for non-compliance, and could materially harm our business and results of operations. We may also potentially be subject to further legal exposure in the event our users are non-compliant with any of the above regulatory and industry standards vis-à-vis their users.

As a result of our operations as a domain name registrar we are required to comply with industry regulations and could face liability in disputes over registration and transfer of domain names.

In July 2018, we became accredited by ICANN as a domain name registrar. ICANN oversees a number of Internet related tasks, including managing the Domain Name System (DNS) the allocation of IP addresses, the accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions.

Our ability to offer domain name registration is subject to our ongoing relationship with, and continued accreditation by, ICANN. Additionally, we continue to face the risks that:

•
the terms of the Registrar Accreditation Agreement (the “RAA”) under which we are accredited as a registrar, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN, thereby preventing us from operating our registrar service, or ICANN could adopt unilateral changes to the RAA that are unfavorable to us, that are inconsistent with our current or future plans, or that affect our competitive position;

•
international regulatory or governing bodies, such as the International Telecommunications Union, a specialized agency of the United Nations, or the E.U., may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation and oversight; and

•	ICANN or any third-party registries may implement policy changes impacting our ability to operate as a domain name registrar.

Additionally, as a domain name registrar, we may become aware of disputes over ownership or control of user accounts, websites or domain names, and we could face potential liability for our role in the wrongful transfer of control or ownership of accounts, websites or domain names. We could also face potential liability for our failure to renew a user's domain. The safeguards and procedures we have adopted may not be successful in protecting us against liability from such claims in the future.

If we are unable to attract more tech savvy users, for which we have developed more complex solutions and applications, our business, growth prospects and operating results could be adversely affected.

Our business has been focused in the past few years on serving users who are thinking about starting a business and small or medium sized businesses and ventures that are up and running but need help growing and expanding their digital capabilities. Some of our new developed products are suited for more technically skilled users or web developers, such as Wix Code, which we launched in July 2017, that enables our users to build advanced and content-rich websites and applications using their advanced development capabilities. If we are unable to increase sales of our products to more tech savvy users, our estimated total addressable market may be overstated and our business, growth prospects and operating results may be adversely affected.

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

The attractiveness of our platform depends, in part, on our ability to integrate third-party applications which our registered users desire, into their websites, or develop and offer those applications independently.  Third-party application providers may change the features of their applications and platforms or alter the terms governing the use of their applications and platforms in an adverse manner.  Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms.  Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business.  Additionally, competitors may offer functionality which our registered users desire that offer better functionality than the third-party applications integrated in our platform.  If we fail to integrate our platform with new third-party applications that our registered users need for their websites or develop them independently, or adapt to the data transfer requirements of such third-party applications and platforms or any other requirements, we may not be able to offer the functionality that our registered users expect, which would negatively impact our offerings and, as a result, harm our business.

Because we recognize revenues from premium subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in full in our operating results.

We recognize revenues over the term of our contracts.  As of the end of 2018, 83% of our premium subscriptions were yearly or multi-year subscriptions and approximately 17% were monthly subscriptions.  As a result, much of the revenue we report each quarter is the recognition of deferred revenue from premium subscriptions entered into during previous quarters.  Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters.  Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not fully reflected in our results of operations until future periods.

Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which registered users interface with our platform.

The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise.  In the future, operating system providers, such as Microsoft or Apple, or any other provider of Internet browsers, could introduce new features that would make it difficult to use our platform.  In addition, Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites.  For example, operating systems or major Internet browsers, such as Firefox, Microsoft Edge, Microsoft Internet Explorer, Chrome or Safari, could become unstable or be incompatible with HTML5-based products and solutions.  Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for registered users to access our platform or users of users to access our registered users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects. We are subject to trade and economic sanctions and export laws that may govern or restrict our business, and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws.

U.S. Laws and Regulations

We are subject to U.S. export control and trade and economic sanctions laws and regulations, including the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), and the various sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (collectively, “U.S. Trade Controls”).  U.S. Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in countries or territories that are the target of comprehensive U.S. sanctions (collectively, “U.S. Sanctioned Countries”) and with persons that are the target of U.S. Trade Controls-related prohibitions and restrictions.

In the course of a routine internal review in early 2013, we identified a number of accounts associated with users located in U.S. Sanctioned Countries.  Specifically, we identified 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with geographic internet protocols (“GEOIP”) addresses in Cuba, Iran, North Korea, Sudan or Syria, which are and/or were at the time U.S. Sanctioned Countries, or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries.  As part of a subsequent internal review, we also determined that we had 32,600 registered users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries.

In response to these matters, we undertook a number of remedial measures, including terminating the user accounts and the premium subscriptions at issue, and blocking the ability of existing and new registered users—with or without a premium subscription—that have a GEOIP address in, or a top-level domain of, a U.S. Sanctioned Country, to access our cloud-based software or utilizing our hosting services.  We have also instituted screening practices and updated our systems to prevent users from U.S. Sanctioned Countries from entering billing information with an address in that location.

In May 2013, we made voluntary self-disclosures to OFAC and BIS, which are still pending.  We cannot predict if and when OFAC and BIS will complete their respective reviews and determinations as to whether any violation of relevant U.S. sanctions or export laws occurred or whether the regulators will impose penalties, which may include monetary fines resulting in financial and reputational harm to the Company.

Our subsidiary DeviantArt also filed a voluntary self-disclosure with OFAC in July 2017. Prior to our acquisition of DeviantArt in February 2017, DeviantArt initiated an internal review, with the support of outside counsel, of its compliance with applicable OFAC regulations for the prior six years. This review identified users confirmed through GEOIP addresses and/or other address information, to be located in U.S. Sanctioned Countries. DeviantArt voluntarily submitted a disclosure, which noted that certain of the activities at issue may not have been covered by the OFAC regulations pursuant to a regulatory exemption for information and informational materials, or, alternatively, might have been permissible pursuant to certain general licenses.

DeviantArt undertook a number of remedial measures to prevent recurrence, including disabling commercial and/or transactional functionalities of the DeviantArt platform within the user accounts that have a GEOIP address in a U.S. Sanctioned Country.  DeviantArt also instituted daily screening practices and updated its systems to prevent users from U.S. Sanctioned Countries from entering billing information with an address in that location. On March 6, 2018, OFAC closed the matter without penalty through a Cautionary Letter.

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

We have ceased providing services to users with a GEOIP address in, or a top level domain of, a U.S. Sanctioned Country.  Lebanon is the only Israeli Sanctioned Country that is not also a U.S. Sanctioned Country. The number of registered users and premium subscribers that we had in Lebanon was never material to our business, and since December 2018, the Lebanese government blocked access to our platform in Lebanon, and we are uncertain of whether or not this block will be lifted in the near future.  However, if we initiate any access block to our services in Lebanon, it may decrease the number of our current and future subscribers from other countries, particularly in the Middle East, who may cease using our services in protest to us blocking accounts in Israeli Sanctioned Countries.

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

The future growth of our business depends in significant part on increasing our international user base and successfully localizing our platform.

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

Our intellectual property rights are important to our business.  We rely on a combination of patent, trademark, copyright and trade-secret laws, as well as licensing agreements and third party nondisclosure and assignment agreements to protect our intellectual property and know-how.  However, the steps we take to protect our intellectual property may be inadequate.  We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.  Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create solutions and services that compete with ours.  Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries.

To protect our trade-secrets, know-how and other proprietary information, we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances.  No assurance can be given that these agreements will be effective in controlling access to our trade-secrets, know-how, or proprietary information.  Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions.  It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology.

We have filed a number of applications for patents and copyrights to protect our technologies.  While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable.  If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date.  We cannot assure you that the patents issuing as a result of our foreign patent applications will have the same scope of coverage as our United States patents.

Many patent applications in the U.S. are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions.  Because some patent applications are maintained in secrecy for a period of time, there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third party patent once that patent is issued.

We rely on our brand and trademarks to identify our solutions to our registered users and to differentiate our solutions from those of our competitors. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market.  If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our registered users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks.  In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands.

Although we rely on copyright laws to protect the works of authorship (including software) created by us, we do not register the copyrights in all of our copyrightable works.  Copyrights of U.S. origin must be registered before the copyright owner may bring an infringement suit in the United States.  Furthermore, if a copyright of U.S. origin is not registered within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorney’s fees in any United States enforcement action, and is limited to seeking actual damages and lost profits.  Accordingly, if one of our unregistered copyrights of U.S. origin is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.  Any of our pending or future patent, copyright or trademark applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all.  We are unable to guarantee that additional patents, copyrights or trademarks will issue from pending or future applications or that, if patents, copyrights or trademarks issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents, copyrights or trademarks will provide us with meaningful protection or any commercial advantage.

From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights.  However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and expensive and we may therefore not always be aware of such unauthorized use or misappropriation, or have adequate resources to enforce our intellectual property rights.  Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our solutions.  If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as ours without infringing our intellectual property, our competitive position and results of operations could be harmed and our legal costs could increase.

Third parties may assert infringement claims against our users relating to our products and solutions.  These claims may require us to initiate or defend protracted and costly litigation on behalf of our users, regardless of the merits of these claims.  If any of these claims succeed, we may be forced to pay damages on behalf of our users or may be required to obtain licenses for the products they use.  If we cannot obtain all necessary licenses on commercially reasonable terms, our users may be forced to stop using our products.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our contractors or employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. Under the Israeli Patent Law, 1967, or the Patents Law, inventions conceived by an employee or a person deemed to be an employee during the scope of their employment with a company are regarded as “service inventions,” which are owned by the employer, absent a specific agreement between employee and employer giving the employee service invention rights. The Patents Law also provides that in the absence of an agreement between the employer and employee (or a person deemed to be an employee) that prescribes whether, to what extent, and on what conditions the employee is entitled to remuneration for his or her service inventions, the employee is entitled to refer the matter to the Israeli Compensation and Royalties Committee, a body constituted under the Patents Law, which will determine whether the employee is entitled to such remuneration. The Patents Law provides general guidelines for determining this Committee-enforced remuneration, which have not yet been applied by the Committee in its rulings. Although our contractors or employees, in Israel and in the other jurisdictions in which we operate, have agreed to assign to us service invention rights, we may face claims challenging such agreements and demanding remuneration in consideration for assigned inventions.  As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former contractors or employees, or be forced to litigate such claims, which could negatively affect our business.

We have in the past been subject to claims by third parties of intellectual property infringement and may in the future become subject to similar or other claims that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.

There can be no assurance that third parties will not assert that our solutions, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights.  Such claims may be made directly against us, or against our users or other business partners using our technology.  Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours.  We entered into settlement agreements in the past with two NPEs with respect to patent infringement claims. We have also licensed patents from third parties in areas that are related to our technology.

Any such claims, regardless of merit, whether resulting in litigation or not, could result in substantial expenses and time spent, divert the attention of management, cause significant delays in introducing new solutions or services, materially disrupt the conduct of our business and have a material and adverse effect on our brand, reputation, business, financial condition and results of operations.  As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements in order to obtain the right to use a third party’s intellectual property, stop selling or marketing some or all of our solutions or services or re-brand our solutions or services.  Any licensing agreements, if required, may not be available to us on acceptable terms or at all. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, potentially even if we believe such claims to be without merit.  If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result.  Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third parties and otherwise negatively affect our business.

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

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amounts of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, capitalization of our internal-use software development costs and accruals and contingencies. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the application thereof and changes to current practices may adversely affect our reported financial results or the way we conduct our business.

For example, Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers,” became effective on January 1, 2018. We adopted ASC 606 on January 1, 2018, and it resulted in an adjustment of $18.3 million to our opening retained earnings as of January 1, 2018. There may be other standards that become effective in the future that may have a material impact on our consolidated financial statements, such as Accounting Standards Update (“ASU”) 2016-12, “Leases,” which became effective on January 1, 2019, and will result in a significant gross up of both our assets and liabilities. In addition, changes to our arrangements with service providers and other contractual counterparties can require changes to our future results of operations. For example, changes to our agreement with Google, Inc. in January of 2018 required us to change from net (agent) to gross (principal) accounting, which has a dampening effect on our gross margins. Our gross margin for the year ended December 31, 2018 was 79%, compared to 84% in the year ended December 31, 2017.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet service providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our registered users to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Laws or regulations that adversely affect the growth, popularity or use of the Internet, including changes to laws or regulations impacting Internet neutrality, could decrease the demand for our products, increase our operating costs, require us to alter the manner in which we conduct our business and/or otherwise adversely affect our business. We could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. For example, paid prioritization could enable ISPs to impose higher fees and otherwise adversely impact our business. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.

The number of our registered users may be higher than the number of actual users, depending on the level of engagement of a particular user following registration.

We use the definition “registered user” to mean the number of unique email addresses registered on Wix.com, including those who purchase premium subscriptions and excluding users of certain products which are considered stand-alone products. The number of registered users as we define it may be higher than the actual number of individual users, because some users have multiple registrations and others may have registered under different or fictitious names. Furthermore, the number of websites created may differ from the number of registered users since a registered user can create multiple websites or not create a website at all.  The length of time that registered users take, following registration, to design and publish a website varies significantly from hours to years.  Some registered users may never publish a website, others may publish several websites. We consider the rate at which registered users from a particular period generate premium subscriptions and the revenue we generate from such premium subscriptions to be material to our business.  For example, in the fourth quarter of 2018, 37% of our premium subscriptions were purchased by users that registered with us in the same quarter and the remaining 63% were from users who registered in earlier quarters. Nevertheless, if the number of our registered users is materially inconsistent with the number of our actual individual users, our user base, which we believe is important to the growth of our premium subscriptions, may be overstated.  If that is the case, our business may not grow as fast as we expect, and our financial results and business prospects may be harmed.

U.S. states and/or other jurisdictions in which we conduct our business may seek to impose state and local business taxes and sales/use taxes and current value added taxes on Internet sales in Europe and elsewhere and the tax policies and regulations imposed by other jurisdictions in which we operate may change, all of which may affect our tax rates and increase our tax liabilities.

There is a risk that U.S. states could assert that we or our subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes.  This risk exists regardless of whether we and our subsidiaries are subject to U.S. federal income tax.  States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet.  We and our subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our subsidiaries give rise to a nexus.  We and our subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Multiple U.S. states have enacted related legislation relating to the taxation of e-commerce and other states are now considering such legislation. Furthermore, the U.S. Supreme Court recently has held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.  Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subjected to sales/use taxes, which may decrease the likelihood that such registered users would purchase or continue to renew their premium subscriptions.  Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction, may increase and cause either our prices to increase or our collections and revenues to decline.  New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business.  Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities. It is difficult to assess to what extent these changes may be implemented in the jurisdictions in which we conduct our business or may impact the way in which we conduct our business or our effective tax rate, due to the unpredictability and interdependency of these potential changes. We therefore cannot predict at this stage the magnitude of the effect of such rules on our financial results.

Our Convertible Notes may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

In June and July of 2018, we sold $442.75 million aggregate principal amount of 0.00% Convertible Senior Notes due 2023, or the Convertible Notes. The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. The Convertible Notes may be converted, under the conditions and at the premium specified in the Convertible Notes, into cash and our ordinary shares, if any (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale or potential sale of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

In addition, in connection with the pricing of the Convertible Notes, we entered into privately negotiated capped call transactions, or the Capped Call Transactions, with certain of the purchasers of the Convertible Notes. The Capped Call Transactions cover, collectively, the number of our ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The cost of the Capped Call Transactions was approximately $45.3 million. The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes under certain events described in the Capped Call Transactions.

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes, repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.

Holders of the Convertible Notes will have the right under the indenture governing the Convertible Notes to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable fundamental change repurchase date. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted or repurchased. Although we entered into the Capped Call Transactions which are expected generally to offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes, we may not ultimately receive such cash payments from the sellers of the Capped Call due to credit restrictions or due to other beyond our control, or we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of such Convertible Notes surrendered or pay cash with respect to such Convertible Notes being converted.

In addition, our ability to repurchase or to pay cash upon conversion of Convertible Notes may be limited by law, regulatory authority, restrictions vested in the sellers of the Capped Call, or agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the indenture or to pay cash upon conversion of such Convertible Notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or to pay cash upon conversion of the Convertible Notes.

We may still incur substantially more debt or take other actions that would diminish our ability to make payments on the Convertible Notes when due.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. We are not restricted under the terms of the indenture governing the Convertible Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture that could have the effect of diminishing our ability to make payments on the Convertible Notes when due. While the terms of any future indebtedness we may incur could restrict our ability to incur additional indebtedness, any such restrictions will indirectly benefit holders of the Convertible Notes only to the extent any such indebtedness or credit facility is not repaid or does not mature while such Convertible Notes are outstanding.

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

Our business could be negatively affected as a result of shareholder activism, and such activism could impact the trading value of our securities.

In recent years, U.S. and non-U.S. companies listed on securities exchanges in the United States have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Shareholder activists frequently propose to involve themselves in the governance, strategic direction, and operations of companies. Although, as a foreign private issuer, we are not subject to U.S. proxy rules, responding to any action of this type by activist shareholders could divert management attention, be costly and time-consuming, and generally disrupt our operations and ability to execute our strategic plans. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses. In addition, actions of activist shareholders may cause significant fluctuations in our share price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals of our business.

Due to the global nature of our business, we could be adversely affected by violations of anti-bribery laws.

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.  In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.  We operate in areas of the world that experience corruption, and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and sell our products to customers around the world, which geographically stretches our compliance obligations.  In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations.  As a result, we are exposed to a risk of violating anti-bribery laws in the countries where we operate.  Although we have internal policies and procedures, including a corporate code of ethics and conduct and an anti-corruption compliance policy, reasonably designed to promote compliance with anti-bribery laws, we cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA, the U.K. Bribery Act or any similar anti-bribery laws in other jurisdictions.  If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the E.U in a national referendum, following which, in March 2017, the U.K. notified the E.U. of its intention to exit as provided in Article 50 of the Treaty on European Union, in what is commonly referred to as “Brexit”. Brexit may adversely impact the level of economic activity in the U.K. and E.U. and our users’ use of our products, and we could face increased exposure to foreign currency risks, each of which could adversely affect our operating results. Brexit has also created significant uncertainty about the future relationship between the U.K. and the E.U, including with respect to the laws and regulations that will apply as the U.K. determines which E.U. laws to replace or replicate in the event of a withdrawal. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our common stock.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $125.84 per share and as low as $14.28 per share through March 29, 2019.  During 2018, our ordinary shares traded as high as $121.45 per share and as low as $55.80 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

The price of our ordinary shares could also be affected by possible sales of our ordinary shares by investors who view our Convertible Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our ordinary shares and Convertible Notes.

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

We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced share repurchase plan or that our share repurchase plan will enhance long-term shareholder value.

On November 12, 2018, our Board of Directors authorized a share repurchase plan under which up to $100 million is available to purchase our ordinary shares, which plan received court approval in accordance with Israeli law on January 1, 2019. The share repurchase plan, as authorized by the court, authorizes repurchases through June 30, 2019. The specific timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties.

Repurchases of our ordinary shares pursuant to our share repurchase plan could affect the market price of our ordinary shares or increase its volatility. Additionally, our share repurchase plan could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our share repurchase plan will enhance long-term shareholder value, and short-term share price fluctuations could reduce the share repurchase plan’s effectiveness.

A small number of significant beneficial owners of our shares acting together have a significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The largest beneficial owners of our shares, beneficially own a significant percentage of our ordinary shares, See “Item 7.A. Major Shareholders.”  One of these shareholders also has individuals affiliated with it serving on our board of directors.  Our largest shareholders, individually or if they all adopt a similar position on a particular issue acting in concert, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.  These matters may include:

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

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly.  This includes sales by our four largest shareholders who, as of March 15, 2019 beneficially owned 24.7% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.

As of February 28, 2019, 10,709,575 ordinary shares are subject to outstanding option and restricted share unit, or RSU, awards granted to employees and office holders under our share incentive plans, including 5,220,501 ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, or NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ.  As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital.  We may in the future elect to follow home country practice in Israel with regard to matters such as separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers.  See “Item 16.G.  Corporate Governance.”

As a foreign private issuer we are not subject to U.S. proxy rules or Regulation FD and are exempt from filing certain Exchange Act reports, and the loss of foreign private issuer status could adversely affect us.

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

In order to maintain our current status as a foreign private issuer, more than 50% of our outstanding voting securities must not be directly or indirectly owned by residents of the U.S., and we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the U.S., or (iii) our business being principally administered in the U.S. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory.  In addition, if we were to no longer qualify as a foreign private issuer, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.  If we did not qualify as a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and we also could be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers, which would involve additional costs.  In addition, the loss of foreign private issuer status could eliminate our ability to rely upon exemptions from certain NASDAQ corporate governance requirements that are available to foreign private issuers.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  Because our group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules).  A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2018, and we do not expect to be treated as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined below) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its own tax advisor as to the potential effects of the PFIC rules. See “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

Provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.  Among other things:

•	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•	Israeli corporate law does not allow public companies to adopt shareholder resolutions by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our articles of association divide our directors into three classes each of which is elected once every three years;

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

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting, and pursuant to Section 404(b) of the Sarbanes-Oxley Act, include an auditor attestation on our internal control over financial reporting.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will continue to require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. Additionally, as part of management’s assessment of the effectiveness of our internal control over financial reporting, our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls.  If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected.  We could also become subject to investigations by the SEC, NASDAQ or other regulatory authorities, which could require additional financial and management resources.

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

We are incorporated under Israeli law and our principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. Israeli civilians continue to be the target of terrorist threats. Riots and uprisings in several countries in the Middle East and neighboring regions as well as armed conflicts, including by ISIS, have led to severe political instability in several neighboring states and a decline in the regional security situation.  In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations.  Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

A number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. For example, in December 2018, the Lebanese government has blocked the access to our platform in Lebanon.  These restrictions may limit materially our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions.  In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies.  Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.  Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies. We may also continue being targeted by cyber terrorists because of being an Israeli company.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2018, we had 1,580 employees based in Israel.  Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government).  In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, the December 2008 conflict with Hamas and the 2012 and 2014 conflicts in the Gaza Strip, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service.  Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law.  In order to remain eligible for the tax benefits for “Beneficiary Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. Most recently, the Investment Law was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73. In addition, in September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority approved (i) our status as an “Industrial Enterprise”; and (ii) that the expansion of our enterprise is considered as a “Beneficiary Enterprise” with 2009 as an elected year of operations, all under the Investment Law as amended by 2005 Amendment.  The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling.  If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.  Further, in the future these tax benefits may be reduced or discontinued.  If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates.  The standard corporate tax rate for Israeli companies was 25% for 2016, and decreased to 24% in 2017 and 23% in 2018 and thereafter.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  See “Item 10.E. Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel.  Only some of our directors and none of our executive officers are resident in the United States.  Our independent registered public accounting firm is not a resident of the United States.  Most of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for an investor, or any other person or entity, to assert a claim based on U.S. securities laws in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim.  Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  There is little binding case law in Israel addressing the matters described above.

Your rights and responsibilities as our shareholder are governed by Israeli law which may differ in some material respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law.  These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in United States-based corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval.  A shareholder also has a general duty to refrain from discriminating against other shareholders.  In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company.  However, Israeli law does not define the substance of this duty of fairness.  See “Item 6.C. Directors, Senior Management and Employees—Board Practices.” Some of the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined.  These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

Additionally, the quorum requirements for meetings of our shareholders are lower than is customary for domestic issuers.  As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of our outstanding ordinary shares (and in an adjourned meeting, with some exceptions, any number of shareholders).  For an adjourned meeting at which a quorum is not present, the meeting may generally proceed irrespective of the number of shareholders present at the end of half an hour following the time fixed for the meeting (unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting according to the Companies Law).

Item 4.	INFORMATION ON THE COMPANY

A.          History and Development of the Company

Our History

Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute.  In April 2008, we launched our Wix Editor, which enabled the creation of a digital presence in Flash format, and in October 2008, we launched our premium subscription offering.  By April 2012, a month after we released our advanced HTML5 Editor, which greatly improved our service offering and support for mobile devices, we had reached 20 million registered users.  In October 2013, we launched a further enhanced mobile product. In October 2015, we launched our new redesigned Wix Editor, which is based on a complete restructuring of the platform’s codebase, developed using Facebook’s React Technology. This newly designed editor offers a significantly leaner codebase, better modularization and improved testability. In 2016, we launched Wix Artificial Design Intelligence, or Wix ADI. This solution was designed specifically to eliminate the most significant challenges of building websites – time, design and content creation – and enables a user to create a complete, personalized website in minutes. In 2017, we launched Wix Code, a new development platform that enables users to build more advanced websites and web applications. In 2018, we launched a number of additional products that enable users to manage and grow their businesses, most notably Ascend by Wix.

In November 2013, we listed our shares on the NASDAQ Global Market.  We are a company limited by shares organized under the laws of the State of Israel.  We are registered with the Israeli Registrar of Companies.  Our registration number is 51-388117-7.  Our principal executive offices are located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, and our telephone number is +972 (3) 545-4900.  Our website address is www.wix.com.  We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such portions of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  We have included our website address in this annual report solely for informational purposes.  Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States is Wix.com, Inc., located at 500 Terry A Francois, 6th Floor, San Francisco, CA 94158-2230, telephone number (415) 639-9034.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2018, 2017, and 2016 amounted to $14.1 million, $12.4 million and $4.4 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.  We anticipate our capital expenditures in fiscal year 2019 to be approximately $22 million and to be financed from our cash balance and cash flow generated from current activities.

B.          Business Overview

We are a leading global cloud-based development platform for millions of registered users worldwide. We were founded on the belief that the Internet should be accessible to everyone and to enable businesses and organizations to take their businesses, brands and workflow online to create and manage a fully integrated and dynamic digital presence.  As of December 31, 2018, we empower approximately 142 million registered users worldwide.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform of products. We offer our solutions through a freemium model (free and premium services) and as of December 31, 2018, we had 3,983,415 premium subscriptions.

Our core product consists of three web editors: the Wix Editor, intended for users with basic technological skills, Wix ADI, intended for novice users and Wix Code, intended for more tech savvy users.

The Wix Editor is a drag-and-drop visual development and website editing environment complete with high quality templates, graphics, image galleries and fonts.  With our platform, Wix registered users can create and manage a professional quality digital presence tailored to their business and brand’s specific look and feel, that is accessible across all major browsers and the most widely used desktop, tablet and mobile devices.

With Wix ADI, users can create a complete and personalized website tailored for their specific needs in minutes. The Wix ADI technology combines relevant design and content with some basic input provided by a user about his or her business name and type and uses artificial intelligence and a human design sensibility to generate algorithms that ensure every website designed using Wix ADI will be stunning and complete. If desired, users can further modify the website created with Wix ADI using the Wix Editor.

Through the use of Wix Code, users can combine the Wix Editor with advanced developer capabilities to create content-rich websites and web applications. Wix Code provides the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API, and custom code to create custom interactions. This significantly reduces the need for developers and designers to juggle updating themes, hosts, content management systems (CMSs), plugins, content delivery networks (CDNs) and other third-party products.

We also offer a variety of additional services to further complement and enhance our users’ needs, most notably Ascend by Wix, which was launched in the fourth quarter of 2018, offering our users access to a suite of approximately 20 products or features enabling them to easily connect with their customers, automate their work, and grow their business, including capabilities to manage all of their customer interactions, capture leads, build relationships, take payments, and run email, social, and video campaigns to promote their business, all in one place. Additional services also include Wix Logo Maker, which allows users to generate a customizable, high-resolution logo in minutes using artificial intelligence, Wix Answers, a support infrastructure enabling our users to help their users across multiple channels, and Wix Payments, a payment platform that helps our users receive payments from their users through their Wix website.

We also offer several vertical-specific applications that business owners can use to operate mission critical aspects of their business online, such as selling goods, taking reservations and scheduling and confirming appointments.  These applications provide Wix registered users a custom front-end for users of their website, as well as a robust back-end management dashboard. We have developed these software applications for businesses in specific verticals, including retail and online stores, service providers, hotel and property management, music, photography and restaurants, among other verticals. These vertical applications are integrated into our website templates or can be installed on any existing website and set up with minimal effort by the user and without the need to write code.

In addition, we provide a range of complementary services to address the needs of our users, including our App Market, which was launched in 2012 and offers our registered users the ability to easily install and uninstall a variety of free and paid web applications that we developed ourselves or identified and selected through third-party developers for inclusion in our App Market, based on user needs and demand. These web applications add additional functionality and are easily integrated into registered users’ websites with one click, without the need for any coding, and include social plug-ins, online marketing and customer relationship management tools, contact forms and transactional and payment processing capabilities. Additional complementary services include, among others, the Wix Arena, an online marketplace which brings users seeking help in creating and managing a website, together with talented web experts and the Wix App, a native mobile application enabling users to manage their websites and Wix operating systems on the go.

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

Our scale and reach makes us an attractive partner for companies interested in distributing their own solutions to our audience.  As we expand our platform through partnerships we are able to increase our value proposition for existing registered users and more easily attract new users.

By developing business intelligence using the data we have generated over several years of operation, we are able to create efficiencies in our marketing budget. We have therefore been able to leverage online channels effectively for the majority of our marketing efforts.  In addition, many of our registered users refer us within their personal and professional networks.  As a result, a majority of our premium subscriptions are generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reaches our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser, to our website, which includes customer referrals.

We are removing not only technological, but also geographic and linguistic barriers to web development, in order to empower almost anyone to create and manage a digital presence in their own language.  We currently enable our users to create their websites in any language and offer our platform in nineteen languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese and Thai and we plan to add more languages in the future.

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

Use of dynamic web content and services for high-level customer engagement is becoming increasingly prolific.  However, building this presence is becoming more challenging for businesses, organizations, professionals and individuals due to costs, time constraints, lack of skills and language barriers.  We believe there is a significant opportunity to provide an elegant cost-effective solution that caters to the accelerating demands of businesses, organizations, professionals and individuals who need to create a dynamic, professional digital presence. We also believe that there is a significant opportunity to provide solutions that help businesses manage operations and grow online through vertical Enterprise Resource Planning (ERP), marketing, mobile, customer management and communication products and tools.

Our Offerings

Wix is a cloud-based development platform for millions of registered users worldwide which was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions (freemium model), Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online.

Our web development technology is built based on HTML5 and offers HTML5 compatible capabilities, web design and layout tools, domain hosting, and other marketing and work flow management applications and services.

Free Products and Services

Our registered users receive access to hundreds of free design templates for personal and business use, free web hosting through a Wix domain, free access to our App Market, which offers a variety of free and paid applications, and blog and social network page support.  The websites developed using our free product contain Wix advertisements in the footer and header of the website, and tags, or metadata, which contain our name.  Our name is also contained in the link to the user’s website.

Our free product and service offerings include the following features and capabilities:

Web Editors

By registering with our service, our users gain free access to three different web editors: the Wix Editor, intended for users with basic technological capabilities, Wix ADI, intended for novice users and Wix Code, intended for more tech-savvy users. These three web editors enable our users to design and manage as many websites as they choose, in order to establish or enhance their digital presence. No installation of software is necessary to use these web editors, as our advanced editing and design platform is accessible through the cloud directly from our website. All of our web editors allow registered users to optimize their existing Wix sites for viewing on mobile devices.  Our mobile site technology is also based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants.  We do not currently charge for our mobile solution.

•	Wix Editor

At the core of our platform is the Wix Editor, which is currently localized to nineteen languages, and allows registered users to maximize their digital presence by designing an unlimited number of websites, which are customizable using images, layouts, colors, fonts and other content provided by Wix, or content uploaded by the user, including visual and audio media.  All websites designed using our editor are fully customizable with HTML5 technology, and contain back-up and firewall protection, as well as certain services designed to reduce the effect of denial-of-service attacks. The Wix Editor offers a highly visual design experience as well as several code-free features such as full screen strip layouts, full page video backgrounds, single-click parallax effects and more.

•	Wix Artificial Design Intelligence

We launched Wix Artificial Design Intelligence, or Wix ADI, in 2016. Wix ADI is an AI-based solution that is designed to eliminate the most significant challenges of building websites – time, design and content creation. Through its technology and basic input provided by a user about its business name and type, Wix ADI combines relevant design and content to create a complete, personalized and unique website tailored for the users’ specific needs, in minutes. With this technology, we have blended artificial intelligence and a human design sensibility resulting in algorithms that ensure every website designed using Wix ADI will be stunning and complete. In 2018, we introduced Wix on Mobile, a mobile website builder that utilizes the ADI technology, allowing users to create and manage a customized website entirely on a mobile device.

•	Wix Code

We launched Wix Code in 2017. Wix Code is a powerful development platform that allows users to extend the functionality of their online presence. With Wix Code, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. The innovative product combines the sophisticated Wix Editor with a powerful new set of development capabilities. Starting with the drag-and-drop Wix Editor, users can design a front end (client-side), then employ Wix Code developer tools to add advanced functionality and capabilities to the back end. Wix Code includes features that are built into the platform and do not require code to implement. Wix Code enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, content management systems (CMSs), plugins, content delivery networks (CDNs) and other third-party products. Wix Code provides an all-in-one platform, hosted on the Wix cloud, that allows users to spend their time on creation, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.

Additional Complementary Products and Services

•	Wix App Market

The Wix App Market is a marketplace that offers our registered users a large variety of free and paid web applications for building, growing, and managing their businesses.  The web applications available in the App Market meet our users’ business needs in marketing, support, bookings, accounting, design, social and media apps, and more.

Since the launch of the App Market in 2012 through December 31, 2018, registered users have installed millions of web applications. Through our easy-to-use drag-and-drop technology users can install or remove as many web applications as they would like within moments.

The App Market consists of web applications that are developed by us or by third-party developers.  All third-party applications undergo a limited evaluation which is focused mainly on technical functionality, and partner agreements are signed prior to publication in the App Market. We are customarily entitled to a share in 30% of net revenues from the sale of every third-party application purchased through our App Market.  We are responsible for the development, operation and maintenance of applications that we create, and the third-party developers are responsible for the applications that they create. However, we may remove a third-party application at any time if it does not meet our standards or for other reasons.

•	Wix Arena

Wix Arena is an online marketplace which brings our users seeking help in creating and managing a website, together with our users who are talented web experts, who can help the former to build and operate a website that fits their needs and bring their vision to life. The Wix Arena is offered to users free of any brokerage fee. Users can search through hundreds of talented web experts filtered using different criteria such as price and location, and explore their portfolios in order to find the expert who best meets their needs.

•	Wix App

In 2016, we introduced the Wix App, a native mobile application available in iOS and Android, to allow users to fully manage their websites and Wix operating systems on the go, wherever they are, in order to run their businesses in real time. The Wix App is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. The Wix App is available for download for free in the Apple App Store and Google Play.

•	Wix Dashboard

Our users have access to a set of tools to manage their site and business directly from a back-office dashboard and sidebar which display helpful information regarding the user's site and business, as well as recommended applications and helpful tips.

•	Wix Support and Call Center

Our customer solutions experts operate the Wix Support and Call Center using the Wix Answers solution.  Our customer solutions team is responsible for providing all of our registered users, including the free registered users, with direct and indirect support, including monitoring and updating forums for user questions and knowledge databases, such as our online automated ask-and-answer database.  Because our support team is able to address many of our registered users’ questions through these online and automated channels, direct customer support is often not needed to address user questions or technical issues.  However, our support staff does provide web-based technical support through email and through the use of remote access software.  The Wix Call Center also provides telephonic support during U.S. business hours and email support during extended hours. We do not currently offer telephonic support outside of U.S. business hours.  Our Support and Call Center employees offer telephonic and email support in certain non-English languages, including French, Spanish, Portuguese, Italian, Russian, German, Japanese and Korean.  For example, our customer support staff and technical staff with Italian and Portuguese-language capabilities provide Italian and Portuguese-language support by updating forums in response to customer questions and updating knowledge databases and translating the how-to videos in the Wix Support Center.  We plan to hire additional employees with other fluencies as we add more languages.  As of December 31, 2018, we had approximately 500 Support and Call Center employees, located in the United States, Ireland, Israel and Ukraine.

Paid Products and Services

Premium Subscriptions

Our premium subscriptions are purchased primarily by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, photography, tourism, beauty, sports, food services, property management or publishing.  The customers of our premium subscriptions are not concentrated in any particular field.  Our premium subscriptions offer all of the features of our Wix Editor, Wix ADI, Wix Code and our other complementary products and services, but also include the ability to connect a domain as well as features tailored to more specific business needs, such as eCommerce (online stores), receiving payments, and marketing tools such as Google Analytics. Our premium subscriptions also offer premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow registered users to expand their digital presence by, for example, advertising their pages on third-party sites, such as Bing and Google.

Recently, we introduced two tiers of premium subscription plans: Website and Business & eCommerce. Business & eCommerce plans include the ability to accept online payments.

Our premium subscriptions offer the following additional features and capabilities:

•	Connect Your Domain

Most of our premium subscriptions allow registered users to connect their own domain name to their website, which means that the free Wix site address will be replaced with the user’s personal website address.  The user’s domain name can also be purchased and managed directly through the Wix platform.  Registered users who do not purchase premium subscriptions can also choose to purchase a domain name as a stand-alone product, and continue using our free Wix Editor product to develop and maintain their website.

•	Google Analytics

Business & eCommerce premium subscriptions give registered users access to Google Analytics, a third-party application that provides useful data on the users that visit their website.  This feature allows our users who connected their domain, to collect and use such data for marketing and other commercial purposes.

•	Removing Wix Brand Ads

All of our premium subscriptions provide a website without the Wix advertisements that are placed in the footer and header of free Wix websites.

•	Premium Support Services

All of our premium subscriptions receive access to Wix Premium Support which grants them the full benefits of the Wix Support Center and Call Center, including priority access to our team of customer solutions experts, who prioritize premium subscription questions and requests over other user questions. We also offer our users with VIP premium subscriptions several additional features, which enable them to contact a dedicated team of support specialists or to receive a prompt call-back from us via our Priority Call Back service, if a support specialist is not immediately available.  In addition, VIP subscribers have the option of receiving our Instant Response service during business hours via Wix Answers, our online automated ask-and-answer ticketing system.

Ascend by Wix

In the fourth quarter of 2018, we launched Ascend by Wix, a suite of approximately 20 products and features which enable users to easily connect with their customers, automate their work, and grow their business. Ascend by Wix is an inbox and chat-centric product that allows users to discover tools that they might not know they need, and includes the following products:

•
Inbox - allows users to manage all their communications and interactions in one place. With Inbox, users are able to respond to messages of their users and track every service booking and product order.

•
Chat - enables our users to build relationships with their current and potential users by providing chat capabilities directly from desktop or mobile via the Wix App. Users can know instantly when a new user visits their site or when they purchase a product or book an appointment.

•	Forms - allows users to create custom forms, surveys and quizzes to gather leads, collect testimonials and feedback from their users, and receive file uploads.

•	Contact Manager - allows users to keep track of their contacts and add relevant notes and labels, which enables our users to improve the customer service they provide to their users.

•	Automations - allows our users to set up automatic triggered actions on their site in order to help them collect leads and manage their work throughout the day.

•
Members - helps users build a stronger connection with their users and contacts. It allows site members to log into the user’s site and track their account activity including by joining conversations, following posts, uploading videos, and writing comments.

•	Price Quotes - enables users to create and send pricing options to potential customers and allows them to accept offers online.

•	Invoices - enables users to create, send and manage invoices, and facilitates payment from their users. Invoices also help streamline tracking of customer payments.

•	Workflows - allows users to prioritize projects and sales funnels at a glance. Users can easily collaborate with staff and stay on top of their workload.

•	Tasks & Reminders - help our users organize and manage their tasks in a handy to-do list, so that they can meet deadlines and maximize their workday.

•
Wix SEO Wiz - a widget that guides users through the most common steps that help the users’ site appear in online searches. Wix SEO Wiz provides users with personalized plans to optimize their site for search engines like Google. Wix SEO Wiz’s keyword analyzer helps users pick strong and recommended keywords, upon which they receive a checklist with step-by-step instructions on how to incorporate those keywords and other details in their SEO settings. The Wix SEO Wiz covers all the most important setups, such as meta titles, descriptions, Alt text, internal links and site content. Once users complete a few basic checklist items, they can instantly index their site on Google, using a feature developed in partnership with Google. Users then receive regular achievement updates with key insights about the progress of their websites in search results. While completing their checklist, users can enrich their SEO knowledge with helpful videos and articles in the SEO guide of the application.

•
Email Marketing (formerly known as Wix ShoutOut) - an integrated email marketing product which enables registered users to easily create and send customized email campaigns, such as newsletters, updates and promotions directly from their Wix accounts. Wix Email Marketing allows our users to utilize their contact lists, which are stored and managed in their accounts, thus addressing the critical business need of effective client communication management.

•
Social Posts - provides our users with content and inspiration solutions for their Facebook and Instagram feed. It allows users to stand out in their social feed by choosing the desired designs from a variety of trendy designs, and editing them according to the brand’s needs. Users can share the file created to their Facebook page, Instagram feed or download it and share it via additional channels.

•
Video Maker - allows users to instantly create a promotional video for their business. Videos are automatically created from any product page, or easily created from various templates. Users can customize media, text, soundtrack and business info, instantly share videos to Facebook and YouTube videos, or use them anywhere on their site.

•
Marketing Integrations - connects to third party API applications to enable our users to add additional powerful marketing tools. Through these integrations our users can connect various external marketing APIs, directly from their site dashboard. Our marketing integrations include Google analytics, Facebook Pixel and Google tag manager, as well as analytics and tracking capabilities and additional tools.

•	Coupons - allows users to share their own customized discount coupons for specific products and services to help boost customer retention.

Users can purchase Ascend by Wix on a monthly or annual subscription basis, and can choose between various price points based on the number of contributors, lead-capture forms, customizable forms, and email–campaigns-per-month required.

Wix Payments

In 2018, we introduced Wix Payments, a comprehensive payments platform that helps users accept payments through their website. Wix Payments allows users to set up and accept payments, in an automated and instant onboarding process made entirely within the Wix platform. Wix Payments also includes a dashboard to view history of online transactions, from sales to payouts, in a single place, solving a significant challenge with doing business online. Many types of businesses, including e-commerce retailers, service providers, musicians, photographers and many more, will be able to take advantage of the efficiency, reliability and safety provided by Wix Payments. Wix Payments is currently active in Brazil, the U.S. and several EU countries, and is intended to be expanded to additional countries.

Wix Logo Maker

In 2018, we launched the Wix Logo Maker. Wix Logo Maker generates a customizable, high-resolution logo in minutes using artificial intelligence, providing users with a critical piece for building an online brand. Through Wix Logo Maker, users can design a stunning logo, get downloadable professional vector files in a variety of sizes and color formats, custom design and order business cards with their customized business logo, and build a website based on the styles and colors of their customized business logo.

Wix Answers

Wix Answers is the platform that currently serves as the support infrastructure for our Customer Support team. In the first quarter of 2018 we began to offer this platform to Wix users and other businesses, enabling them to help their users across multiple channels. Wix Answers can be customized to any type of business with an intuitive set-up and offers a knowledge base, ticketing system, and call center, each of which can be purchased individually or as a bundle. It also offers integration with other platforms, actionable insights, and an embeddable widget that can be used with any website.

Domains

We offer our users the ability to choose and connect their own domain name to their website to better enhance their brand. Domain names are offered as a stand-alone product, but are included as part of our premium subscription offerings. Registered users without a premium subscription are assigned a domain name which includes the Wix site address.

Mailbox

We act as re-sellers for Google’s G-Suite application, which allows our users to create a personalized Gmail email address using their domain name, to enable them to send professional emails from their business address, create group mailing lists for sales, support, email marketing and more.

Wix Vertical Applications

We offer a robust and comprehensive platform for all business owners. As each business segment faces a unique set of challenges, we develop tailored products and solutions to address specific business needs. Such verticalized strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions are Wix Hotels, Wix Stores, Wix Music, Wix Bookings, Wix Restaurants, Wix Photography, Wix Video, Wix Events, Wix Blog, and Wix Forum. We intend to continue introducing additional solutions, once we are able to identify a need for such solutions, that are tailored to specific businesses.

•	Wix Stores

Wix Stores is our e-commerce solution which allows our registered users to create, design and manage an online store through which they may sell their physical or digital products online and accept payments using an integrated shopping cart application, which is already included in the subscription. Wix Stores users can tailor the style of the online store to their business, and, users can accept payment from their users for products or services they offer through a variety of integrated payment solutions we offer, such as wallets, credit cards, and through other types of offline payments such as cash on delivery. We also provide registered users with the ability to manage inventory, provide coupons and set their own shipping and tax rules as part of our Wix Stores. Additionally, users can manage their online store on the go by using the Wix App on a mobile device. Wix Stores enables merchants to create, manage and grow their online business from one cohesive environment.

•	Wix Bookings

Wix Bookings, which was launched in 2016, is an end-to-end online booking solution, giving businesses an easy and effective way to showcase their services, allow online scheduling, as well as manage their schedule.  The solution helps business owners from a variety of verticals to acquire more business by allowing customers to book online appointments, classes, and courses, keep track of their schedule by synchronizing with their primary Google Calendar, reduce no-shows by sending auto-reminder emails to customers, sell membership and packages, and customize products.

•	Wix Hotels

Wix Hotels offers a complete booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals, making it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place. As a result of certain engagements with third parties, hotel owners can accept and manage bookings that come through many online travel agencies and marketplaces.

•	Wix Music

Wix Music is a complete solution for musicians and entertainers which includes an advanced music player, commission free sales, an easy to use digital asset management system, tracking and metrics, concert promotion and ticketing, fan management and communication tools and a range of specifically designed music website templates. All of these components are seamlessly packaged, empowering musicians to leverage the web to drive awareness and professionally promote and sell their music directly from their Wix websites. Optimized for mobile devices, Wix Music ensures music sharing and purchasing can continue on-the-go. Through Wix Music we offer the Wix Podcast Player which allows Wix users to showcase podcasts directly on their site thus enabling podcasters to build a business around their podcast, and allows businesses to enrich the content on their site with relevant podcasts.

•	Wix Restaurants

Wix Restaurants provides various solutions for restauranteurs, including Wix Restaurants Menus, Wix Restaurants Orders and Wix Restaurants Reservations. Wix Restaurants Menus enables restauranteurs to easily create a menu on their Wix website, using professionally created layouts offered on our site. Wix Restaurants Orders is an online ordering solution for restauranteurs enabling them to receive takeout and delivery orders through their desktop and mobile Wix websites and to consequently grow their business and maintain a direct relationship with their customers. Wix Restaurants Reservations lets restaurant owners take online table reservations from their restaurant site and confirm and manage reservations via their Wix dashboard.

•	Wix Photography

Wix Photography is a comprehensive solution for photographers looking to create their portfolio and manage their business online, from both desktop and mobile. Our dedicated solution includes multiple templates custom designed for photographers, dozens of gallery layout options including specific features relevant for professional photographers and other visual artists, such as the ability to determine image resolution, load videos, share their portfolio on social media, sell digital or printed artwork and more. In addition to a dedicated portfolio site to showcase their art, Wix offers photographers and other visual artists relevant and widely-used tools such as the Wix Photo Albums app that enables event photographers to easily create an album site for their clients and enhance their exposure to potential clients, and Wix Art Store allowing artists to sell their art online to their customers.

•	Wix Video

Wix Video allows our users to showcase, promote and sell videos on their Wix website. Users can create their own video channels, upload and stream videos in the highest quality, or easily add them from YouTube, Vimeo and Facebook. In 2018, Wix Video added the ability to live stream and charge access for live events from desktop and mobile. Additional features that were added in 2018 include selling video downloads, customizable interactive cards placed on top of the videos, automatic sites for vloggers via ADI and direct syndication of videos to YouTube and Facebook.

•	Wix Events

Wix Events is an application which enables users to create and manage their events on both desktop and mobile, send invites, collect RSVPs, sell tickets and manage a guest list. Wix Events can be used for conferences, meetups, concerts, shows, weddings, parties, and more. Users can use Wix Events to promote their events on social media.

•	Wix Blog

Wix Blog enables users to easily create a blog and grow an online community. Users can choose from several beautiful layouts with built-in social features. Readers can join the blog, create member profiles, follow posts, and comment with images and videos.

•	Wix Forum

Wix Forum enables users to create an online community directly on their Wix site. The users of Wix Forum users can become members, join conversations, follow posts, upload videos, write comments and more. Users can choose from a variety of layouts and customize them to their needs.

Selling and Marketing

Our selling and marketing efforts focus primarily on online and offline advertising, and we currently employ a small sales and account management team focused on meeting the needs of web experts and design agencies.

We market our solutions and applications to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers.  We are able to attract a high volume of users and premium subscriptions by offering free solutions and services and upgrades and improvements to our premium subscriptions.  We also offer 14-day refund period of our premium subscriptions.  As of December 31, 2018, we had approximately 142.4 million registered users and 3.9 million premium subscriptions.

User Acquisition

We engage in online and offline advertising, with a focus on acquiring new users to our platform, converting these users into premium subscribers, and increasing our revenue from them.  A majority of our premium subscriptions are generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser.  We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying registered users’ websites.  In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products.  Further, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions which will drive high revenue. In 2019, we are continuing to focus our marketing spending on channels that bring new users to visit, register, and begin using our products and services.

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

Our marketing expenditures directed to advertising were $113.2 million in 2016, $141.3 million in 2017, and $165.3 million in 2018. Our marketing expenditures are primarily directed toward the following channels:

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

We have established an active online presence in social networking sites such as Facebook, Twitter, and Instagram, and video sites such as YouTube, including through use of social network influencers, and we also market our solutions by purchasing generic and targeted advertisements on these websites and others.  We also consult public and media relation firms to help brand and advertise our solutions and services.

•	Traditional Media Advertising

Some of our marketing expenses are directed towards more traditional advertising such as television commercials mainly in the United States.

•	Other expenditures

We maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their personal websites.  From time to time we also hold webinars, promotional contests, user meet-ups and public relations events at our Tel Aviv, New York, Miami and San Francisco offices, as well as events in other locations where we have a large number of users. We also recently began to establish sales and account management teams to engage design agencies that employ large teams to build websites and applications for their clients, which we also expect to increase our user base and sell more premium subscriptions.

User Retention

Once we attract visitors to our website, our preliminary goal is to register them as registered users.  Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site.  These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events.  We constantly seek to convert our registered users to purchase premium subscriptions and to maximize our revenue from such subscriptions, by offering them enhanced functionalities. Registered users who convert to a premium subscription gain access to additional features some of which include, Wix ad removal, access to Google Analytics, domain connectivity, eCommerce and payment solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions.  Registered users can choose between monthly, yearly or multi-year premium subscriptions, and as of December 31, 2018, 83% of our net premium subscriptions were for a one-year period or more and 17% were monthly.  We seek to increase the number of premium annual subscriptions by offering seasonal promotions and discounts on annual subscriptions.  We also send our premium subscribers emails reminding them that their subscriptions are about to renew or that they need to renew them before expiration, as well as coupons and other discounts on products and services to maximize our revenue from such premium subscriptions.  We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium applications in our App Market.

We further retain premium subscriptions by developing relationships with subscribing users through the Wix Support and Call Center, a forum where we address our registered users’ technological needs and concerns.  Through the Support and Call Center, we also help non-paying registered users transition to premium subscriptions, by providing guidance on integration of premium subscription features into existing websites created with our web editors.  We seek to maintain goodwill with all of our registered users, and retain them as registered users, even if they do not choose to subscribe to or renew their premium subscriptions.

We further expect to retain premium subscriptions and maximize our revenue from them by providing improved support to design agencies that build and maintain websites and applications for their clients on our platform.

Our Technology and Infrastructure

Our cloud-based platform provides our registered users with a suite of web design, development and workflow management products and applications, as well as hosting for our registered users’ sites.  All of these tools are accessible directly through our platform.  In order to enhance our suite of products, we also conduct product and quality assurance testing on all new and existing technology integrated into our platform.

Wix Cloud

We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our applications, and the websites that our registered users create.  We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations.  Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, as well as in Europe and Japan.  The vast majority of our data is located in our primary data centers in the United States from Google, Inc. and from Amazon.com, Inc. as well as from Equinix, Inc. and we also use cloud storage from Google, Inc. and Amazon.com, Inc. A small amount of our data remains stored in servers leased from Hostway Services, Inc., which, in the past, hosted a more substantial amount of our data. To date, we have not experienced any material outages or service interruptions.  This highly-scalable multi-tenant technology enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity.  As a result, our platform is not affected or slowed down by growth in the number of registered users in our cloud.  Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by proven international cloud delivery network vendors. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Google and Amazon cloud services and Equinix, to back up our registered users’ data and the use of our platform.  We apply industry standard data security measures to protect against potential vulnerabilities in our technology.

HTML5-Based Design Capabilities

HTML5 is the latest and most advanced markup language available for structuring and presenting dynamic content on the Internet Websites using HTML5 can seamlessly incorporate video, audio, fonts, graphics and animations.  Moreover, rich and interactive web design and application integration can be achieved without the use of Flash.  Because of these advanced capabilities, we use HTML5 as the basis for our products.  We developed our HTML5-based technology by leveraging our many years of experience in developing web development and design tools.

Style Engine and Smart Layout Technology

Our style engine technology provides registered users with advanced customization capabilities, making all aspects of a registered user’s website customizable. Our technology, which uses dropdown lists and customized color palettes, allows the user to quickly brand or re-brand their website with just a few clicks in our editor.  In one click, users can customize backgrounds, banners, buttons, fonts and font sizes using a dropdown list.  Registered users can customize colors using a color palette.  One click also allows users to simultaneously apply all color and style changes to all elements on the user’s website.  This type of customization is generally time-consuming and requires knowledge of advanced HTML5 and CSS3 coding skills.  However, with our style engine technology, our registered users can change their websites’ style and branding in moments.

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

Web Service Creation Environment

We use a powerful software development kit, or SDK, with an application programming interface, or API, which allows web solutions, applications and widgets to be seamlessly embedded into the websites designed by our registered users.  Web solutions and applications are configured by third party developers using a self-service system called Wix Developer Center. This technology allows the user to embed third-party applications or widgets, such as ratings, news and books into the user’s website by linking the application or widget’s URL to the user’s website.  It also allows third party service integrations that need to receive website events, such as order management and financial services. All integrations are done with one click, using the Wix App Market, where the user can choose which web solutions or applications they would like to add to their website.  The added application or widget may then be opened as a pop-up on the user’s website, which further adds to our editor’s dynamic layout capabilities.  Further, SEO used in connection with the user’s website will also attach to the embedded widget or application data, increasing the overall visibility of the user’s digital presence.

Wix Databases

Our application development and data technology, Wix Databases, is a platform that allows our registered users and developers to create their own applications and work management tools, such as contact forms and FAQ lists.  This platform uses our drag-and-drop, style engine and smart layout technology, so that the user or developer may create professional-looking applications and tools with customized styles, colors and layouts.  The applications and tools created through Wix Databases can be fully integrated into our registered users’ websites through publishing on the Wix Editor platform.

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

We currently process all of the payments using a billing system that enables our registered users to submit credit or debit card information for processing.  This system interfaces with a number of different payment gateway providers who then link to payment card processors and/or acquiring banks, based on the registered user’s jurisdiction.  With this system, we are not dependent on any single gateway provider or payment card processor in any of our main markets.

Our infrastructure includes servers and bandwidth capacity collocated from third parties located in the United States, as well as in Europe and Japan, including cloud storage from Google and Amazon as well as Equinix.  We use our own servers to run our research and development activities and to operate our office applications.  Our use of servers in different locations, together with our use of Google and Amazon cloud services as well as Equinix to back up our registered users’ data and serving our registered users, protects against accidental data loss and reduces disruption to our operations from server outages or physical damage to a server.  We are maintaining industry standard server operations, which provide our growing registered user base with industry standard reliability to access to our products and consistent service provisions.

Research and Development

As of December 31, 2018, we had 1,310 employees and contractors focused on research and development.  Our research and development team, which also includes our design team and our quality assurance team, is comprised of individuals with extensive experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel.  We also engage teams of developers in Beer-Sheva, Israel, Vilnius, Lithuania, and Berlin, Germany as well as in Ukraine in order to benefit from the significant pool of talent that is more readily available in those markets.  Our research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions.

Our research and development spending was $105.4 million in 2016, $153.6 million in 2017 and $198.9 million in 2018.  We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base.  Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ needs and often arise out of their suggestions, and improving the performance of our platform.  For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades through the use of our automated request system on our website, which then enables us to quickly react to our registered users’ requests.  We also engage in A/B testing in order to measure the effectiveness of our upgrades and new product features.

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

Intellectual Property

Our success depends upon our ability to protect our core technology and intellectual property.  We rely on a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements to protect our intellectual property and know-how.  In addition, we have filed a number of patent applications and continue to file for patents in order to protect our inventions. We have pending patent applications in the United States as well as in several additional jurisdictions worldwide. We also have pending PCT applications that may lead to additional patent applications. We cannot be certain that our applications will issue as patents.  We actively monitor innovation within our company so as to properly consider whether to file additional patent applications.  We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

The Wix brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Wix brand is important to expanding our business.  We have obtained trademark registrations in certain jurisdictions for trademarks that we consider material to the marketing of our products, including the marks WIX® and the Wix logo, as well as ADI and DEVIANTART®.  We have trademark applications for additional marks that we use to identify certain product collections used for certain of our products.  While we expect to submit additional trademark applications and for our pending applications to mature into registrations, we cannot be certain that we will obtain such registrations.

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

Competition

We enable our registered users to create a customizable, fully-integrated and professional digital presence through an attractive web-based software platform with various marketing and workflow management capabilities.  We believe that the key competitive factors in our market include, simplicity and ease of use, product breadth, integration of multiple solutions, price, design quality, global scope, security and reliability and brand recognition and reputation.

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

The market for providing web-based website design and management software is evolving and highly fragmented today. We believe no provider currently offers a comprehensive, customizable, fully-integrated workflow solution to create and manage a professional digital presence comparable to ours.  However, some providers currently offer separate products or technologies that overlap with parts of our solution and could try to integrate these with other products to offer a more comprehensive solution in the future. Providers of these point products vary and include:

•	DIY template-based website design companies that help a business build a website such as Squarespace, Weebly (recently acquired by Square, Inc.) and Jimdo;

•	offerings that provide e-commerce software enabling a merchant to sell goods online such as Shopify and BigCommerce;

•	software that enables a business to take and manage appointments and/or reservation schedules online, such as Mindbody and BookingSuite;

•	content management systems that help users build and manage content for a website such as WordPress.org and Drupal; and

•	solutions that help businesses market themselves online such as SEM and SEO providers, e-mail marketing solutions and online directory listing services.

Additionally, several large service companies that primarily offer domain registration and hosting services, such as GoDaddy, provide the ability for a business owner to build a website using their tools or have one built by their workforce.

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

User Data

We hold certain personal data of our registered users, primarily, username, email address and billing details that are provided by the registered users and by the users who have purchased premium subscriptions, and may store certain personal data of the users of our registered users’ websites. We are subject to the data protection and storage laws of the State of Israel, as well as certain industry standards.  In addition, we are subject to local data privacy legislations in the areas where we operate. We operate in accordance with the terms of our privacy policy and terms of use, which describe our practices concerning the use, transmission and disclosure of user data.

While it is generally the laws of the jurisdiction in which a business is located that apply, because our services are accessible worldwide, there is a risk that data protection and privacy regulators of other countries, may seek jurisdiction over our activities in locations in which we process data or have registered users but do not have a local operating entity, employees or infrastructure.  Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law.  In such cases, we may require additional legal review and resources to ensure compliance with any applicable data privacy or data protection laws and regulations.

United States

A number of legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning data privacy and data protection could affect us, as can changing regulatory guidelines and interpretations.  For example, the FTC has updated its guidelines relating to children’s online privacy that were issued under the Children’s Online Privacy Protection Act.  Additionally, some states have passed proactive, as well as reactive, information security legislation such as the California Consumer Privacy Act, or CCPA, slated to come into effect in 2020.  Regulatory enforcement actions and trends in consumer class actions against other companies indicate an inclination by regulators and judges to require companies to adopt certain minimum protections and security measures to protect personal information.  The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in interpretation.

Europe

In April 2016, the European Union adopted the new GDPR, which includes more stringent data protection obligations for businesses, such as conducting a data protection impact assessment for certain processing operations imposing more obligations to respond to data breaches, increasing the scope of data subject rights and requests, and expanding the legislative requirements for data processors, as well as introducing a stricter regime of enforcement.  Additionally, the GDPR has an extra-territorial effect and regulates the covered data processing activities of businesses regardless of their location or the locations of their servers. The regulation became applicable on May 25, 2018. The Company has appointed a dedicated multi-disciplinary team that is taking the necessary measures in order to be compliant with the GDPR. The current legal climate indicates that other jurisdictions will implement similar laws, and being subject to these and other laws and regulations, and the more stringent requirements on privacy user notifications and data handling, will require us to adapt our business and we are likely to incur additional costs.

We are subject to a number of key legal obligations under the GDPR, especially when we act as a “data controller,” as we do in relation to our users, in particular, as well as our employees.  For example, among other things, we are required to inform individuals when we collect and otherwise process their personal data, and for what specific purpose, provide a means for these individuals to request access to, rectification of and erasure of their personal data, only retain personal data for as long as needed for a particular purpose, erase or review the personal data at the end of that period and not transfer data outside the European Economic Area, to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain legitimizing steps.

The European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating data privacy in the electronic communications sector.  Pursuant to the requirements of some of those national laws introduced under the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on an individual’s terminal equipment (e.g., computer or mobile device).  These requirements predominantly regulate the use by companies of cookies and similar technologies.  Prior to providing such consent, individuals must receive clear and comprehensive information in accordance with the applicable national law about the access and storage of information.  Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the individual. These rules are also set to change in the future, as a proposal for an e-Privacy Regulation has been published by the EU Commission, aiming to cover all forms of digital tracking (cookies, iBeacons, etc.) as well as machine-to-machine communications (Internet of Things). We appointed a team to develop a system for the better management of cookies and similar technologies in anticipation of the e-Privacy Regulation currently under consideration by the European regulatory authorities.

Our registered users may also collect data themselves through the websites that we host for them; however, because we only provide services that enable registered users to carry out their own purposes which may or may not include processing personal data, we are most likely a data processor with respect to such data.  As a “data processor,” while our obligations under the GDPR are more limited than when we are a “data controller,” as described above, certain obligations nevertheless remain, including obligations to implement adequate technical and organizational security measures and maintain records regarding all categories of processing activities under our responsibility.

Additionally, recent legislative proposals forwarded by the European Union under the Directive on Copyright in the Digital Single Market, may impose liability for copyright infringement on online platforms.

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 14,890 square meters (approximately 160,272 square feet) of leased office space.  We also lease additional office space in Beer-Sheva totaling approximately 1,766 square meters (approximately 19,009 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, information technology, customer support and administrative activities.  The leases for our Tel Aviv offices expire on various dates between August 31, 2019 and March 31, 2023.

In the United States, we maintain offices in New York City, San Francisco and Miami as well as in Los Angeles where DeviantArt is located. In New York, we currently lease approximately 11,500 square feet in two separate locations. The leases for our current NY offices expire between April 30, 2019 and May 31, 2021. We entered into a new lease for our New York offices where we will lease 18,700 square feet. This new lease will expire in April 2029, and we have an option to terminate it early in March 2024.  In San Francisco, we lease 34,459 square feet until February 28, 2021, of which we sublease approximately 11,000 square feet to third parties.  In Miami, we lease approximately 33,000 square feet until July 31, 2025. In Los Angeles, we currently lease approximately 11,200 square feet until May 31, 2019. We entered into a new lease for our L.A. offices for 15,500 square feet which expires on November 30, 2026, with an option to extend the lease. In Lithuania, we maintain offices in Vilnius, in Germany we maintain an office in Berlin, in Ireland we maintain an office in Dublin, in Brazil we maintain an office in Santana de Parnaiba near the city of Sao Paulo and in Ukraine we maintain offices in Kiev and in Dnipro.

Legal Proceedings

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.          Organizational Structure

The legal name of our company is Wix.com Ltd. and we are organized under the laws of the State of Israel.  We have fourteen wholly-owned subsidiaries:  Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix Online Platform Limited (Ireland), Wix.com Services Mexico S de RL de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Colombia S.A.S. (Colombia), Wix.com Singapore, Wix.com Japan K.K., Wix.com PTY Ltd (Australia), Appixia Ltd. (Israel) and Loyalblocks Ltd. (Israel).

Our subsidiary Wix.com Inc. wholly owns DeviantArt, Inc. (Delaware, United States) which wholly owns DeviantArt Canada, Inc. (Canada), DeviantArt Music, Inc. (Delaware) and Dadotart Inc. (Delaware).

Our subsidiary Loyalblocks Ltd. (Israel) wholly owns Loyalblocks Ltd. (Delaware).

OpenRest Ltd., a former wholly owned subsidiary of Wix.com Ltd., was recently merged into Wix.com Ltd.

D.          Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B.—Business Overview—Facilities.”

Item 4A.        UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a leading global web development platform enabling businesses and organizations to take their businesses, brands and workflow online. As of December 31, 2018, we empower approximately 142.4 million registered users worldwide to create and manage a fully integrated and dynamic digital presence.  We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform of products.

Following our IPO in November 2013, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $16.50, resulting in net proceeds to us of approximately $93.6 million.

In 2018, we significantly increased the number of our registered users and premium subscriptions compared to 2017 and we continued to benefit from our expanded product offerings.  Our revenue was $603.7 million in 2018, which represented an increase of 42% from 2017.  Our future growth will depend, in part, on our ability to grow our registered user base and premium subscriptions, to increase our revenue from our premium user base and to increase user and subscription retention as well as to maintain and enhance our brand and reputation.  It will also depend in part on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

In 2019, we expect to continue to invest in long-term growth by continuing to invest significantly in our research and development efforts to expand our offering and enhance user experience.  In addition, we expect to continue to expand our marketing activities both in the United States and internationally. We also expect to continue to make significant expenditures to upgrade our technology and network infrastructure to enable the release of offerings and applications and to scale for future growth.  To support these efforts, we expect to increase our workforce which will result in an increase of headcount related expenses, including share-based compensation.

How We Generate Revenues

We derive the substantial majority of our revenue from monthly, yearly and multi-yearly premium subscriptions for our website solutions. We also generate revenue from additional paid services and solutions, including from Ascend by Wix, third-party domain registrations and from revenue sharing agreements we have with Google and with other third-party developers for applications sold through our App Market. We also generate revenue from payment processing fees derived from Wix Payments and one-time purchases from Wix Logo Maker.

Yearly and multi-yearly subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues.  As a result, we provide incentives to drive yearly and multi-yearly subscriptions, including a lower average monthly price relative to a monthly subscription.  We have noticed, however, that promotions that further lower the effective price of an annual subscription can result in attracting users who do not renew their subscription once the promotion is no longer available.  We therefore seek to strike a balance between attracting annual subscriptions and maintaining a registered user base that is loyal to our offering.  As of December 31, 2018, 83% of our net overall premium subscriptions were yearly or multi-year subscriptions and 17% were monthly subscriptions.

Our website solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence free for an unlimited amount of time.  Our variety of premium subscriptions offer our registered users additional solutions such as, Wix ad removal, access to Google Analytics, domain connectivity, and payments solutions, and can be purchased at any time.

Over half of the new premium subscriptions in a typical month are generated by registered users who registered in previous months, as those users that purchase premium subscriptions often decide to do so several months, quarters or years after initially registering with us.  Thus, in each period, new premium subscriptions include users who registered in that period as well as users who initially registered with us in previous periods.  Therefore, we are focused on building a large registered user base, as it is a key factor in growing our premium subscription base, which is one of the major components that drive our revenues and collections. We believe this characteristic of our business model provides us with a growing pipeline of potential subscriptions as our user base grows.

In addition to growing our user base and the number of subscriptions, we seek to increase the monetization of our subscriptions by offering different pricing plans based on the needs of our users and providing our users with more products and solutions.  Users that have needs for more powerful tools and features and additional products generally pay higher prices, which is another component that drives our revenues and collections.

We believe that the combination of our growing user base, our growing premium subscription base and our efforts to increase the monetization of our subscriptions, are all key factors to our success.

User Acquisition Spending

A majority of the premium subscriptions generated by users that registered during 2018 came from organic and direct sources, meaning visitors that reached us via unpaid search results or by typing the URL of our website in their browser.  Our selling and marketing spending to attract additional new registered users focuses primarily on online advertising.  The types of paid marketing channels that we target are primarily cost-per-click advertisements on search engines and social networking sites and targeted and generic banner advertisements on other sites.  A portion of our marketing expenses are directed towards more traditional advertising, such as sponsorships and television commercials mainly in the United States.

Our registered user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of registered users that we acquire from different sources.  We extrapolate from this historical user behavior data to predict future user behavior and make investment decisions regarding our marketing expenditures.  In order to grow our registered user base and in turn our premium subscriptions, we consider the time period over which we seek to return an amount of collections equal to the marketing expenditures used to attract a specific group of registered users during a particular period, which we refer to as a cohort.  In order to achieve the targeted time for return on those marketing investments, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources.  For example, we could pay a substantially identical amount to acquire fewer registered users that generate premium subscriptions at a higher rate, or that generate premium subscriptions at a lower rate but with a higher revenue or collections per subscription, versus acquiring more registered users that generate premium subscriptions at a lower rate or with lower revenue or collections per subscription.

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

Premium Subscription Origination Analysis

To track our growth, progress and execution of marketing efforts, including achievement of our targeted time for return on marketing investment, we regularly review the relationship between origination of our registered users, origination of our premium subscriptions and the amount of revenue and collections we generate from these premium subscriptions.

First Quarter 2010 User Cohort

The following chart summarizes the number of premium subscriptions that originated during each quarterly period, from the first quarter of 2010 to the fourth quarter of 2018, from the 919,221 registered users that first registered with us in the first quarter of 2010.  We refer to this group of registered users as our first quarter 2010 User Cohort.  The first quarter 2010 User Cohort is representative of trends we have seen in premium subscription originations, and we believe it is consistent with our registered users’ subscription purchasing behavior in recent periods.

Through December 31, 2018, the first quarter 2010 User Cohort generated a total of 102,101 new premium subscriptions and continued to generate premium subscriptions up through and during the first quarter of 2019.

Premium Subscriptions from First Quarter 2010 User Cohort

 Historical First Quarter User Cohort Overview

The following chart summarizes the number of active premium subscriptions at the end of each quarter following the creation of each of our first quarter user cohorts for the years 2010 - 2018.  We observe apparent consistency in other quarterly user cohorts, which enables us to make efficient marketing investments.

As indicated in the following chart with respect to the first quarter 2010 User Cohort, at the end of this quarter, 18,513 active premium subscriptions had been purchased by registered users from the first quarter 2010 User Cohort.  Thirty-six (36) quarters later, as of December 31, 2018, there were still 17,913 active premium subscriptions from registered users that originated from this same cohort.

Throughout the life of this cohort, registered users have exhibited many different behaviors that result in a significant number of active premium subscriptions 36 quarters after the cohort’s creation compared to the number of active premium subscriptions after just its first quarter of existence. Some registered users account for multiple premium subscriptions that are purchased throughout the cohort’s life. For example, registered users who are professional web designers often use our platform to support their business, building and designing sites for their own customers.  Some registered users may cancel a premium subscription because the site is no longer needed and repurchase a subscription several quarters later.  For example, a site created for an event that has occurred or a business that has been discontinued is no longer needed, but the registered user may repurchase a subscription for another event or a new business he creates in a subsequent quarter or year.  Some registered users may create and publish a free website only to purchase their first premium subscription many quarters after first becoming a registered user with Wix.

In addition to the relationship between origination of users and premium subscriptions, we focus on the amount of revenue and collections we generate from each user cohort.

For example, we spent approximately $1.1 million in advertising expenses to acquire the first quarter 2010 User Cohort, which continues to generate revenue and collections beyond the fourth quarter of 2018. Over time, we have been able to increase the aggregate amount of revenue and collections we generate in each cohort. Several factors enable these increases including the number of registered users in each cohort and the number of subscriptions and products purchased by users.

We believe these behaviors and trends that result in the existence of a significant number of premium subscriptions thirty-six (36) quarters after the initial quarter’s active premium subscriptions and the increasing amount of revenue and collections we generate from each user cohort, demonstrate the loyalty of our registered users and the increasing value of our registered user base as we continue to increase the number of our registered users and maximize our revenue from our premium subscriptions, and supports our election to invest in marketing to acquire a user cohort and generate premium subscriptions, which will increase our revenue and collections from such user cohort over several quarters and years to follow.

Key Financial and Operating Metrics

We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions:

Collections

We define collections as total cash collected by us from our customers in a given period.  Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Collections consists primarily of amounts from annual, multi annual and monthly premium subscriptions by registered users, which are deferred and recognized as revenues over the terms of the subscriptions and from other streams of revenue which are recognized immediately upon collection as a result of the change in accounting standards.  We believe that collections is a leading indicator of the growth of our overall business.  Collections is a non-GAAP financial measure.  For a reconciliation of collections to the most directly comparable U.S. GAAP measure, see “Item 3.A. Key Information—Selected Financial Data.”

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

Number of registered users at period end

We define this metric as the total number of users, including those who have purchased premium subscriptions, who are registered with Wix.com with a unique e-mail address at the end of the period.  The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website.  We view the number of registered users at the end of a given period as the strength of our pipeline that can generate premium subscriptions over time and enable us to increase our revenues.

Number of premium subscriptions at period end

We define this metric as the total monthly, yearly and multi-year premium subscriptions as of the end of the period.  A single registered user can purchase multiple premium subscriptions.  Because we derive the majority of our revenues and collections from premium subscriptions, we believe that this is a key metric in understanding our growth. The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions.  Premium subscriptions terminate due to an active decision by a registered user not to renew their subscription or due to the failure of a registered user to update his or her credit card information upon expiration or termination.  Our renewal rates demonstrate our strong value proposition to our premium subscriptions.  We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users.  We measure the retention of our premium subscriptions on a registration cohort basis.  Subscriptions that are terminated are replaced by new subscriptions from users from the same cohort, generally at a similar rate. As observed in our first quarter 2010 user cohort, there is a similar number of active subscriptions in such cohort at the end of 2018 as the number that existed when the cohort was acquired 36 quarters ago. We believe this demonstrates our strong renewal rates and our ability to replace terminated subscriptions with new subscriptions from the same cohort.

A.          Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2018 and related notes and the information contained elsewhere in this annual report.  Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

Sources of Revenues

We derive the substantial majority of our revenues from monthly, annual and multi annual premium subscriptions purchased by businesses, organizations, professionals and individuals, which include benefits such as Wix ad removal, access to Google Analytics, domain connectivity and other benefits such as payments solutions, depending on the subscription.

We derive a small portion of our revenues from selling third-party domain registrations.  Revenues from domain name registrations accounted for approximately 7% of revenues in 2016, 2017 and 2018.

We also derive a small portion of our revenues from our App Market consisting of revenues derived from sharing agreements with third parties pursuant to which we receive a portion of the collected revenues of any application to which our registered users subscribe and revenues from our own self developed applications.  Revenues from our App Market accounted for an insignificant portion of revenues in 2016, 2017 and 2018. We plan to increase the number of value-added services that we offer and the associated revenues we derive from these services.

We also generate small amounts of subscription-based revenue from Ascend by Wix, non-subscription based revenue from payment processing fees deriving from Wix Payments and one-time purchases from Wix Logo Maker.

Payment and Revenue Recognition

Revenues from premium subscriptions are recognized ratably over the term of the service period, and as a result in the change in accounting standards, we recognize some streams of revenue immediately upon collection.  We offer new premium subscription packages for a 14-day refund period during which the registered user can cancel the subscription at any time and receive a full refund.  We classify such amounts collected from new subscriptions as customer deposits until the end of the 14-day refund period.  After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly, annually, or longer. We do not offer trial periods for domain name registrations.  Substantially all deferred revenues consist of amounts received from premium subscriptions and other selected services provided by us that are not yet recognized as revenues.  For revenues from applications developed by third-party application developers, other than Google, we account on a net basis by recognizing only the commission we retain from each sale. We do not reflect in our financial statements the portion of the gross amount billed to registered users with applications that we remit to third-party application developers.  App Market revenues which are derived from our own self developed applications and revenues from the sale of Google’s G-Suite application are recognized on a gross basis. We recognize revenues from domain registration sales, third party applications in the App Market and Google’s G-Suite application upon collection. See “—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

We bill our premium subscriptions in advance through our registered users’ credit or debit cards, wires, e-wallets and other forms of payment.  We accept payments from our users primarily through credit and debit card transactions and alternative payment methods.  Payment occurs after the credit card information provided for the transaction passes through the validation and verification process of the billing system and third-party billing providers and processors.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
North America	50%	52%	52%
Europe	27	26	27
Latin America	9	9	8
Asia and Others	14	13	13
Total	100%	100%	100%

The percentage of revenues derived from outside of North America may increase over time as we continue to further penetrate internationally.  Additional international adoption of our solutions and services is driven by our ability to offer our platform in local languages and offer local billing solutions.  When penetrating new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities.  We currently offer our platform in nineteen languages - English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese and Thai and we plan to add more languages in the future.  We have historically launched our platform in new markets without the need for local support staff.

Costs and Expenses

Cost of Revenues

Cost of revenues consists primarily of costs directly associated with the provision of services, namely, bandwidth and hosting costs for our platform, customer support software solutions and related call center costs along with domain name registration costs.  Cost of revenues also consists of personnel and the related overhead costs, including share-based compensation.  We expect our cost of revenues to increase with the increase in the number of registered users and due to our sale of Google’s G-Suite application, which will consequently increase our cost of revenue as a percentage of revenues.

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

Selling and Marketing

Our primary operating expense is selling and marketing.  The significant majority of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements.  We intend to continue expanding our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. In addition, we direct a significant portion of our marketing expenses towards more traditional advertising, including television commercials. Other selling and marketing expenses also consist primarily of personnel and the related overhead costs, including share-based compensation for personnel engaged in marketing, advertising and promotional activities.  Our marketing expenses also include billing costs in connection with the processing fee of our collections.  We expect our selling and marketing expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and increase our business and collections, but expect it to approximately remain the same as a percentage of collections.

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

Taxes on Income

Taxes on income consist mainly of taxes we pay or accrue due to our international activity. As of December 31, 2018, we had not yet generated taxable income in Israel.  At the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $169 million.  After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law.  Accordingly, if we generate taxable income in Israel during the benefit period, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which was 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter. Pursuant to the current Beneficiary Enterprise program, the Company is entitled to a tax benefit.  For more information regarding the tax benefits available to us as a Beneficiary Enterprise, see “Item 10.E. Taxation.” Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in USD thousands)
Revenues	290,103	100.0	425,636	100.0	603,704	100
Cost of revenues	45,287	15.6	69,391	16.3	126,947	21.0
Gross profit	244,816	84.4	356,245	83.7	476,757	79.0
Operating expenses:
Research and development	105,368	36.3	153,635	36.1	198,912	32.9
Selling and marketing	156,512	54.0	204,435	48.0	249,178	41.3
General and administrative	26,968	9.3	48,186	11.3	59,297	9.8
Total operating expenses	288,848	99.6	406,256	95.4	507,387	84.0
Operating loss	(44,032)	(15.2)	(50,011)	(11.7)	(30,630)	(5.0)
Financial income (expenses), net	247	0.1	(5,015)	(1.2)	(2,794)	(0.5)
Other income (expenses)	(4)	(0.0)	76	0.0	(489)	(0.1)
Loss before taxes on income	(43,789)	(15.1)	(54,950)	(12.9)	(33,913)	(5.6)
Taxes on income	3,107	1.1	1,323	0.3	3,207	0.5
Net loss	(46,896)	(16.2)	(56,273)	(13.2)	(37,120)	(6.1)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Revenues and Collections

Revenues increased by $178.1 million, or 41.8%, from $425.6 million in 2017 to $603.7 million in 2018.  The substantial majority of this increase was driven by 24% growth in the number of premium subscriptions from 3,223,036 as of December 31, 2017 to 3,983,415 as of December 31, 2018. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses.

Collections increased by $174.4 million, from $484.0 million in 2017 to $658.4 million in 2018. This increase was primarily due to an increase in premium subscriptions from 3,223,036 to 3,983,415.

Costs and Expenses

Cost of Revenues

Cost of revenues increased by $57.5 million, or 82.9%, from $69.4 million in 2017 to $126.9 million in 2018. This increase was primarily attributable to an increase of approximately $30 million due to an accounting change following the new strategic agreement with Google, an increase of $6.3 million in bandwidth and hosting costs, an increase of $8.2 million in domain name costs, an increase of $7.3 million in payroll expenses, consisting of $5.8 million due to increased headcount from 435 to 494 and $1.5 million in share-based compensation expense, and an increase of $3.4 million related to allocated overhead expenses and other costs due to expanded activities.

Research and Development

Research and development expenses increased by $45.3 million, or 29.5%, from $153.6 million in 2017 to $198.9 million in 2018. This increase was primarily attributable to an increase of $41.4 million in payroll, subcontractors and consultant fees, consisting of $28.2 million due to increased headcount from 1,061 to 1,310 to support our development plans and $13.2 million in share-based compensation expense. Research and development expenses were also affected by a decrease of $3.0 million related to acquisition related expenses and an increase of $6.9 million related to allocated overhead expenses and other development costs due to expanded activities.

Selling and Marketing

Selling and marketing expenses increased by $44.8 million, or 21.9%, from $204.4 million in 2017 to $249.2 million in 2018. This increase was primarily attributable to an increase of $24.0 million in user acquisition costs and other marketing activities from $141.3 million in 2017 to $165.3 million in 2018 due to the expansion of advertising activities for our products and services, primarily via more online advertising.  It also resulted from an increase of $12.6 million in payroll expenses consisting of an increase of $9.4 million due to increased headcount from 334 to 436 and an increase of $3.2 million in share-based compensation expense, an increase of $4.4 million in processing costs of our collections, a decrease of $1.0 million related to amortization and acquisition related expenses and an increase of $4.8 million in related allocated overhead expenses.

General and Administrative

General and administrative expenses increased by $11.1 million, or 23.1%, from $48.2 million in 2017 to $59.3 million in 2018.  This increase was primarily attributable to an increase of $12.3 million in payroll expenses, consisting of $5.5 million due to increased headcount from 204 to 247, and $6.8 million in share-based compensation expense. The increase was also due to an increase of $0.7 million related to allocated overhead expenses and other costs offset by a decrease of $1.9 million of acquisition related expenses.

Financial Expenses, Net

Financial expenses, net decreased by $2.2 million from $5.0 million in 2017 to $2.8 million in 2018. Financial expenses in 2018 primarily related to $10.0 million of convertible loan amortization and $3.5 million due to exchange rate differences, offset by net income of $9.3 million from deposits interest and $1.4 million due to hedging activity income.

Taxes on Income

Taxes on income increased by $1.9 million from $1.3 million in 2017 to $3.2 million in 2018. The increase in 2018 compared to 2017 is primarily attributable to the new tax reform in the U.S. and to deferred tax assets in the amount of $2.6 million from the acquisition of DeviantArt, which were recorded during 2017, resulting in relatively lower taxes on income during 2017 and a consequently higher increase in 2018. The difference between the increase of $1.9 million taxes on income in 2018 compared to the deferred tax assets of $2.6 million during 2017, is attributable to tax expenses related to other regions in the amount of $0.7 million.

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

Costs and Expenses

Cost of Revenues

Cost of revenues increased by $24.1 million, or 53.2%, from $45.3 million in 2016 to $69.4 million in 2017.  This increase was primarily attributable to an increase of $8.6 million in bandwidth and hosting costs, an increase of $3.5 million in domain name costs and an increase of $6.6 million in payroll expenses, consisting of $5.5 million due to increased headcount from 245 to 435 and $1.1 million in share-based compensation expense, and increase of $5.4 million related to allocated overhead expenses and other costs due to expanded activities.

Research and Development

Research and development expenses increased by $48.3 million, or 45.8%, from $105.4 million in 2016 to $153.6 million in 2017.  This increase was primarily attributable to an increase of $37.6 million in payroll, subcontractors and consultant fees, consisting of $25.9 million due to increased headcount from 778 to 1061 to support our development plans and $11.7 million in share-based compensation expense. Research and development expenses also increased due to an increase of $2.9 million related to acquisition related expenses and due to an increase of $7.8 million related to allocated overhead expenses and other development costs due to expanded activities.

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

General and Administrative

General and administrative expenses increased by $21.2 million, or 78.7%, from $27.0 million in 2016 to $48.2 million in 2017.  This increase was primarily attributable to an increase of $12.6 million in payroll expenses, consisting of $7.8 million due to increased headcount from 110 to 204, and $4.8 million in share-based compensation expense. The increase was also due to an increase of $0.4 million in legal and audit costs, an increase of $2.0 million related to acquisition related expenses and an increase of $6.2 million related to allocated overhead expenses and other costs primarily associated with consulting fees and services incurred as a result of being a public company.

Financial Income (Expenses), Net

Financial expenses, net increased by $5.3 million from net financial income of $0.3 million in 2016 to net financial expenses of $5.0 million in 2017.  Financial expenses in 2017 primarily related to $7.1 million due to hedging activity expenses offset by income of $1.2 million due to exchange rate differences and income of $0.9 million due to interest income.

Taxes on Income

Taxes on income decreased by $1.8 million from $3.1 million in 2016 to $1.3 million in 2017. The decrease was primarily attributable to an increase of net income of $2.6 million related to deferred tax assets due to the acquisition of DeviantArt and the new tax reform in the US. The decrease was offset by increase of $0.8 million in tax expenses primarily to Brazil tax expenses.

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

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09 guidance on revenue from contracts with customers (Topic 606) that supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

On January 1, 2018, we adopted the standard using the modified retrospective method of adoption to those contracts which were not completed as of January 1, 2018. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2018 and that comparatives were not restated.

The most significant impact of the standard relates to our accounting for revenue from domain names and third party developer applications. Specifically, under the new standard, we recognize revenues from domain names and third party applications at the time of delivery, rather than over the contract period.

The cumulative effect of the changes made to our January 1, 2018 consolidated balance sheet for the adoption of Topic 606 were as follows (USD, in thousands):

	Balance at December 31, 2017	Adjustments due to Topic 606	Balance at January 1, 2018
Prepaid expenses and other current assets	19,246	(10,745)	8,501
Prepaid expenses and other long-term assets	3,823	(2,697)	1,126
Deferred revenues ST	202,482	(25,379)	177,103
Deferred revenues LT	14,329	(6,393)	7,936
Accumulated deficit	(299,581)	18,330	(281,251)

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on our consolidated statement of comprehensive loss and balance sheet for the year ended December 31, 2018 was as follows (USD, in thousands):

Consolidated Balance Sheet

	Balance as reported at December 31, 2018	Adjustments due to Topic 606	Amounts under Topic 605
Prepaid expenses and other current assets	11,939	13,596	25,535
Prepaid expenses and other long-term assets	3,065	3,536	6,601
Deferred revenues ST	227,226	30,129	257,355
Deferred revenues LT	12,494	8,269	20,763
Accumulated deficit	(318,371)	(21,266)	(339,637)

Consolidated statement of comprehensive loss

	Balance as reported at December 31, 2018	Adjustments due to Topic 606	Amounts under Topic 605
Revenue	603,704	(6,626)	597,078
Cost of Revenue	126,947	(3,690)	123,257
Net loss	(37,120)	(2,936)	(40,056)
Basic and diluted net loss per share	$(0.77)	$(0.06)	$(0.83)

Consolidated statement of cash flows

	Balance as reported at December 31, 2018	Adjustments due to Topic 606	Amounts under Topic 605
Cash flow from operating activities:
Net loss	(37,120)	(2,936)	(40,056)
Other adjustments	152,829	2,936	155,765

Revenue recognition related to other products and services remain substantially unchanged.

The adoption of ASU No. 2014-09 had no impact on cash provided by or used in operating, investing, and financing activities in our consolidated statement of cash flows.

Please refer to note 15 - Segments, Customers and Geographic Information for further information, including presentation of disaggregated revenue by geography.

We charge the customer for the entire consideration at inception date, and accordingly the services are provided from that date for the agreed service period. We record contract liability when cash payments are received in advance of performance, and these revenues are recognized ratably over the service period. The increase in the Deferred Revenue balance for the twelve months ended December 31, 2018 is primarily driven by cash payments received in advance of satisfying the performance obligations, offset by $177 million of revenues recognized that were included in the contract liability balance as of January 1, 2018.

Revenue Recognition

Accounting policies and significant judgements

We recognized revenue in accordance with Topic 606 when, or as, control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue is recognized net of allowances for refunds and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company offers a 14-day money back guaranty ("Guaranty Period"). The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

Revenues from premium subscriptions and software applications developed by the Company are recognized on a straight-line basis over the contract period, since the customer simultaneously receives and consumes the benefits provided by our performance as we perform.

Revenues related to the purchase and registration of domain names and Google's G-Suite application is recognized at the full amount paid by the customer at a point in time upon the purchase and registration of the domain name, since that is when control is transferred to the customer.

Revenues related to third party software applications are recognized on a net basis at a point in time upon purchase of the application, since that is when we complete our obligation to facilitate the transfer between the customer and the third party developer.

Revenue related to the sale, by our subsidiary DeviantArt, of online advertising inventory (ad space) and other related advertising services to brands and advertising agencies are recognized at a point in time, when an ad space is sold.

Each of our goods and services is sold separately, therefore standalone selling prices for each of them exists, and allocation of the transaction price between the performance obligations in the contract is made relatively on that basis. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Many of our contracts specify service periods of one year or less, and for such the practical expedient regarding a significant financing component is applied, hence we do not adjust the promised amount of consideration for the effects of a significant financing component, due to immateriality.

Share-Based Compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.  The Company also applies ASC 718 and ASC 505-50 “Equity Based Payments to Non-Employees,” or ASC 505-50 with respect to options issued to non-employee consultants.

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

The expected option term represents the period of time that options granted are expected to be outstanding.  For option awards which were at the money when granted (plain vanilla options), it is determined based on the simplified method in accordance with ASC 718-10-S99-1 SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate.  The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term.  For option awards which were in the money when granted, a binomial model was used to determine the expected term as an input to the Black-Scholes-Merton option pricing model.

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

We account for options issued to non-employees in accordance with the guidance of ASC 505-50 for equity-based payments to non-employees.  Share option awards to non-employees are accounted for at fair value using the Black-Scholes option-pricing model.  Our management believes that the fair value of share options is more reliably measured than the fair value of the services received.  The fair value of the unvested portion of the options granted to non-employees is re-measured each period.  The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.  The fair value of each non-employee share-based compensation award is re-measured each period until a commitment date is reached, which is generally the vesting date.

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

The total non-cash share-based compensation expense we recognized in our consolidated statement of operations was $28.0 million, $47.7 million and $72.3 million in the years ended December 31, 2016, 2017 and 2018, respectively.

Derivatives and Hedging

We account for derivatives and hedging based on ASC 815 “Derivatives and Hedging,” or ASC 815, which requires us to recognize all derivatives on the balance sheets at their fair value.

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

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. As of December 31, 2018, we had a net operating loss carryforward of approximately $213 million and had recorded a valuation allowance against most of our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future.

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

Recent Accounting Standards Issued

See Note 2(bb) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards issued that are of significance, or potential significance to us.

B.          Liquidity and Capital Resources

We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations.  In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million, and in June and July of 2018, we sold $442.75 million aggregate principal amount of our Convertible Notes.

As of December 31, 2018, we had $331.1 million of cash and cash equivalents and $349.6 million in short-term deposits with a maturity date of less than one year. In addition, we had $1.1 million as restricted deposits that consisted of restricted bank deposits for our leases, credit card agreements and also deposits to secure our online merchant activity with one of our billing processors, and we had $70.2 million in short- and long-term investments in marketable securities.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability.  Deferred revenues consist of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales.  We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues together with our other sources of liquidity.  As of December 31, 2018, we had a working capital of $389.9 million, which included $227.2 million of short-term deferred revenues recorded as a current liability, and we also had $12.5 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for one to 36 months for premium subscriptions and one to 12 months for Wix applications sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months. In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

We expect to spend approximately $21 - $22 million in 2019 for capital expenditures, primarily related to leasehold improvements as we expand our office space. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion.  We may also seek to invest in or acquire complementary businesses or technologies.  To the extent that existing cash, cash from operations and net proceeds from the IPO or the Convertible Notes are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing.  Additional funds may not be available on favorable terms or at all.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	(in USD thousands)
Net cash provided by operating activities	40,573	83,052	115,709
Net cash used in investing activities	(8,393)	(114,874)	(287,589)
Net cash provided by financing activities	21,658	23,988	417,707

Cash Provided by Operating Activities

Net cash provided by operating activities increased by $32.7 million in 2018 compared to 2017.  Our primary source of cash from operating activities has been cash collections from our premium subscriptions.  Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services.  We expect cash inflows from operating activities to be affected by increases in sales and the timing of collections.  We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2018, operating activities provided $115.7 million in cash, primarily resulting from increases of $54.7 million in short- and long-term deferred revenue balances due to an increase in collections from our premium subscriptions and $93.8 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization. These were offset primarily by our net loss of $37.1 million, a $9.5 million increase in accrued expenses, prepaid expenses and other current liabilities and $10.9 million related to an increase in trade payables.

For the year ended December 31, 2017, operating activities provided $83.1 million in cash, primarily resulting from increases of $58.4 million in short- and long-term deferred revenue balance due to increase in collections from our premium subscriptions and $56.1 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization. These were offset primarily by our net loss of $56.3 million, an $18.7 million increase in accrued expenses and other current liabilities and $11.8 million related to an increase in trade payables.

For the year ended December 31, 2016, operating activities provided $40.6 million in cash, primarily resulting from increases of $52.0 million in short- and long-term deferred revenue balance due to increase in collections from our premium subscriptions and $34.1 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation, amortization and tax benefits related to the exercise of share options. These were offset primarily by our net loss of $46.9 million, a $6.3 million increase in prepaid expenses and other current and long-term assets and $1.8 million related to an increase in trade receivables. These changes were offset by an $8.3 million increase in trade payables as a result of growth in our business and an increase of $3.0 million in employees and payroll accruals.

Cash Used in Investing Activities

Cash used in investing activities was $287.6 million, $114.9 million and $8.4 million in 2018, 2017 and 2016, respectively.  Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for the acquisition of the share capital of DeviantArt and other intangible assets. In addition, the company invested during the year in marketable securities according to the investment policy, which was approved by the Audit committee.

Cash Provided by Financing Activities

Cash provided by financing activities was $417.7 million, $24.0 million and $21.7 million in 2018, 2017 and 2016, respectively. Financing activities in 2018 consisted primarily of net proceeds from the issuance of convertible notes of $384.8 million and proceeds from the exercise of share options.

C.          Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania and Germany and contractors engaged in research and development activities for us in Ukraine.  Our research and development department is comprised of 1,310 employees and contractors.  In 2018, research and development costs accounted for approximately 33% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies.  We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide in order to protect our inventions as well as PCT applications that may result in additional national applications. As of December 31, 2018 we have (together with our subsidiaries DeviantArt and Flok) a total of 26 issued patents (18 in the United States and 8 in additional regions) and 44 pending U.S. patent applications (some of which were also filed under PCT or in additional regions, adding a total of 158 non-U.S. patent applications). We also have one U.S. design patent application. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see “Item 4.A. Business Overview—Research and development.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.          Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements.  In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.          Contractual Obligations

Our significant operating lease contractual obligations as of December 31, 2018 are summarized in the following table:

	Payments Due by Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in USD thousands)
Operating lease obligations(2)	55,830	13,385	19,182	9,624	13,639
Uncertain tax obligations (3)	334	-	-	-	-
Total	56,164	13,385	19,182	9,624	13,639
____________
(1)	Does not include short-term obligations that accrue monthly and are payable to third-party distributors and Internet search providers.
(2)
Consists of future lease payments for our rented office facilities located in Tel Aviv and Beer-Sheva, Israel; New York, New York; San Francisco, California; Los Angeles, California; Miami, Florida; Kiev and Dnipro, Ukraine; Vilnius, Lithuania; Berlin, Germany; Dublin, Ireland; and Santana de Parnaiba, Brazil. It also includes future lease payments for leased motor vehicles.

(3)
Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 12(i) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 31, 2019:

Name	Age	Position
Executive Officers
Avishai Abrahami	47	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Giora Kaplan	48	Co-founder, Chief Technology Officer and Director
Lior Shemesh	49	Chief Financial Officer
Nir Zohar	41	President and Chief Operating Officer
Omer Shai	41	Chief Marketing Officer
Yaniv Even-Haim	44	Vice President of Research and Development
Directors
Mark Tluszcz(4)	52	Chairman of the Board
Deirdre Bigley(1) (4)	54	Director
Allon Bloch(1) (4)	48	Director
Yuval Cohen(2)(4)	56	Director
Ron Gutler(1)(2)(3)(4)(5)	61	Director
Erika Rottenberg(1)(2)(3)(4)	56	Director
Roy Saar(4)	48	Director
____________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Independent director under the rules of NASDAQ
(5)	Lead independent director

Executive Officers

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our Board from November 2013 until February 2016, at which time he was appointed Honorary Chairman.  From May 2016 until November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

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

Lior Shemesh has served as our Chief Financial Officer since March 2013.  Since July 2012, Mr. Shemesh has served as a member of the board of directors, compensation committee and financial statements committee, as well as chairman of the audit committee of Aspen Group Ltd., a real estate company traded on the Tel-Aviv Stock Exchange. From December 2010 to January 2013, he served as Chief Financial Officer at Alvarion Ltd., a provider of optimized wireless broadband solutions.  From October 2008 to December 2010 he served as Alvarion’s Vice President of Finance.  From May 2003 to October 2008, Mr. Shemesh served as Vice President of Finance at Veraz Networks Inc., a provider of softswitch, media gateway and digital compression solutions.  Prior to this, Mr. Shemesh served as Controller, and later as Associate Vice President of Finance of the Broadband division, for ECI Telecom Ltd., a network infrastructure provider.  Mr. Shemesh holds a B.A. in Accounting and Economics, and an M.B.A. from Bar-Ilan University.

Nir Zohar has served as our President since September 2013 and Chief Operating Officer since June 2008 and joined our company in May 2007.  Since August 2014, Mr. Zohar has served as a member of the board of directors of Fiverr International Ltd. Prior to joining us, from August 2005 to April 2007, Mr. Zohar was the Budget and Production Manager of M.B. Contact Ltd., a private Israeli event production company.  From 2001 until 2005, Mr. Zohar worked for The Jewish Agency and the Israeli Scouts.  From 1995 until 2001, Mr. Zohar served as a Lieutenant Commander and Chief Engineer in the Israeli Navy.

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

Directors

Mark Tluszcz has served as the Chairman of our board of directors since February 2016 and as a member of our board of directors since June 2010.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg.  Mr. Tluszcz currently serves on the board of directors of STS Media, Inc. (trading as FreedomPop), JobToday S.A., K Health, Inc., TBOL Limited, Brotsia Ltd. and Gong! Inc. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Deirdre Bigley has served as a member of our board of directors since November 2017, and also, since July 2018, as a member of our audit committee. Ms. Bigley currently serves as Chief Marketing Officer of Bloomberg, L.P., a global business and financial information and news leader, which she joined in 2009. Prior to joining Bloomberg, Ms. Bigley spent thirteen years at IBM, where she held several executive positions, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley currently serves as a member of the board of directors of Shutterstock, Inc., a global provider of commercial imagery and music. She also serves as a member of the board of directors of MAKERS. Ms. Bigley holds a Bachelor of Arts degree in English Literature from West Chester University.

Allon Bloch has served as a member of our board of directors since July 2016, and as a member of our audit committee since November 2018.  Mr. Bloch also served as a member of our board of directors from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. Mr. Bloch is Co-Founder and CEO of K Health Inc., a digital health company. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a company he co-founded which is a leading online U.S. car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd., which does business as “mySupermarket,” a private online grocery shopping company.  Also during the period of July 2012 to January 2015, Mr. Bloch served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including CyberArk Software Ltd. (Nasdaq: CYBR). Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company.  Mr. Bloch holds a B.Sc. in Biology from Tel Aviv University and an M.B.A. from Columbia University.

Yuval Cohen has served as a member of our board of directors since August 2013, and as a member of our compensation committee since November 2017.  Mr. Cohen also served as a member of our audit committee from May 2017 to November 2018. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing approximately $1 billion that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as the Chairman of the Board of Directors of Kornit Digital Ltd. as well as a director of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Ron Gutler has served as a member of our board of directors since July 2013, as our lead independent director since February 2016 and serves as Chairman of each of our committees.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of CyberArk Software Ltd. (Nasdaq CYBR), an Israeli information security company, Psagot Investment House, Psagot Securities, Psagot Market Making, and Poalim Securities USA Inc., and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Erika Rottenberg has served as a member of our board of directors since October 2014 and also, since 2015, has served on our compensation, audit and nominating & governance committees. Since April 2018, Ms. Rottenberg is the Vice President & General Counsel for The Chan Zuckerberg Initiative, a leading philanthropic entity. Since June 2016, Ms. Rottenberg also serves on the Board of Directors of NYSE-listed Twilio, a leading cloud communications platform company where she chairs the Nominating and Governance Committee, and serves on the Audit and Compensation Committees. From July 2008 until September 2014, Ms. Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet. Prior to LinkedIn, Ms.  Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008. Prior to SumTotal, Ms. Rottenberg served in several roles, including Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company.  Ms.  Rottenberg began her legal career at the Silicon Valley-based law firm of Cooley LLP where she practiced corporate and employment law.  Ms.  Rottenberg also serves on the boards of directors of the Girl Scouts USA and the Silicon Valley Law Foundation. She earned a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

Roy Saar has served as a member of our board of directors since January 2007.  Mr. Saar is a partner in Mangrove IV Investment Fund and in Mangrove V Investment Fund and has served in various roles at Mangrove Capital Partners since 2011. In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers.  In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel.  Mr. Saar is currently a member of the board of directors of several private companies.  Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

B.          Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $21.8 million for the year ended December 31, 2018.  This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers.  This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The aggregate share-based compensation for the year ended December 31, 2018 recorded in our financial statement due to options and RSUs granted to our directors and executive officers as a group related to (i) options to purchase 4,562,749 shares with exercise prices ranging from $0.00 to $99.87 and (ii) 386,284 RSUs.  The expiration date of such options is ten years after their date of grant.

Following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2018, or the Covered Executives (in thousands of U.S. dollars). All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2018.

Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2018 of $357 in salary expenses and $86 in social benefit costs.

Mr. Giora Kaplan, Chief Technology Officer and Director. Compensation expenses recorded in 2018 of $357 in salary expenses and $98 in social benefit costs.

Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2018 of $342 in salary expenses and $70 in social benefit costs.

Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2018 of $326 in salary expenses and $73 in social benefit costs.

Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2018 of $317 in salary expenses and $81 in social benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the company’s executive compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined 2018 performance parameters set by the Compensation Committee and the Board of Directors.  The 2018 cash bonus expenses for Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai, as provided for in our 2018 financial statements (but due during 2019), were $98,785 each. The cash compensation amounts were denominated in U.S. Dollars and are due in Israeli Shekels at the exchange rate applicable on the date of payment.

From time to time, we grant options, RSUs and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item 6.C. “– Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2018, we granted our directors and executive officers options to purchase an aggregate of 610,449 shares and 98,484 RSUs under our equity incentive plans, with exercise prices of these options ranging from $60.40 to $99.87, and an expiration date of 10 years from the date of grant or 90 days after the termination of the engagement with the company, whichever is earlier.  Director equity grants are subject to a vesting schedule over a three-year period for newly appointed directors and a one-year period for serving directors. Executive equity grants are subject to a vesting schedule over a four-year period, with the equity grants to our Chief Executive Officer and Chief Technology Officer being subject to predetermined Company performance criteria set by the company’s Compensation Committee and Board of Directors.  We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2018 for the above 2018 options and RSU grants granted to Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai on February 13, 2018, of $1,654,000, $517,000, $992,000, $768,000 and $768,000, respectively.  The relevant amounts underlying the equity awards granted to our officers during 2018, will continue to be expensed in our financial statements over a four-year period during the years 2019-2022 on account of the 2018 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements included in Item 18 of this Annual Report.  All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer and Chief Technology Officer, also by the company’s shareholders in accordance with the Companies Law.

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

As of February 28, 2019, 10,709,575 ordinary shares are subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 5,220,501 ordinary shares issuable under currently exercisable share options.  As of February 28, 2019, 3,078,500 shares remained available for future grant under our share incentive plans.

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

2007 Share Option Plan

Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and on October 27, 2011, or the 2007 plan.  The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants.  As of December 31, 2018, options to purchase 3,240,712 ordinary shares were outstanding under the 2007 plan.  The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

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

2013 Incentive Compensation Plan

We adopted our 2013 Incentive Compensation Plan, or the 2013 plan, which went into effect on October 15, 2013.  The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and to any other person whose services are considered valuable to us or any of our affiliates.  As of December 31, 2018, options to purchase 4,436,001 of our ordinary shares and 2,090,512 RSUs were outstanding under the 2013 plan.

In 2018, under the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 1,258,302 of our ordinary shares at a weighted average exercise price of $68.25 per share and 1,052,893 RSUs.

As of December 31, 2018, the number of shares that we may issue under the 2013 plan is 1,940,314 ordinary shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 7,500,000 shares.  Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or regrant, respectively, under the 2013 plan.  The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital.  On January 1, 2019, the number of ordinary shares reserved for the 2013 plan increased by 2,463,481.  The total number of ordinary shares reserved under the 2013 plan as of February 28, 2019 was 3,078,500.

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

Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the compensation committee.  Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares.  RSUs are denominated in ordinary share units, except that no shares are actually issued to the participant on the grant date.  When a RSU award vests, the participant is entitled to receive ordinary shares, a cash payment based on the value of ordinary shares or a combination of shares and cash.

Share options granted to Israeli employees under the 2013 plan may be granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance.  Any options granted pursuant to such provision will be issued to a trustee and be held by the trustee for at least two years from the date of grant of the options.  Any share options granted under the 2013 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Code, or options other than incentive stock options, or nonqualified stock options, as determined by our compensation committee and stated in the option agreement.

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

The following is information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of February 28, 2019:

Our Co-Founder, Chief Executive Officer and Director, Mr. Avishai Abrahami, previously received seven grants of options to purchase 816,510, 612,384, 240,000, 240,000, 240,000, 240,000 and 209,974 ordinary shares, at an exercise price of $0.33, $0.003, $19.82, $21.03, $51.45, $60.40 and $102.02, respectively, which options will expire if not exercised by December 31, 2020, July 28, 2023, February 10, 2025, February 9, 2026, February 14, 2027, February 13, 2028 and February 12, 2029, respectively.

Our Co-Founder, Chief Technology Officer and Director, Mr. Giora Kaplan, previously received seven grants of options to purchase 680,424, 510,318, 75,000, 75,000, 75,000, 75,000 and 65,617 ordinary shares, at an exercise price of $0.33, $0.003, $19.82, $21.03, $51.45, $60.40 and $102.02, respectively, which options will expire if not exercised by December 31, 2020, July 11, 2023, February 10, 2025, February 9, 2026, February 14, 2027, February 13, 2028 and February 12, 2029, respectively.

Our President and Chief Operation Officer, Mr. Nir Zohar, previously received six grants of options to purchase 494,307, 84,000, 84,000, 84,000, 84,000 and 73,491 ordinary shares, at an exercise price of $0.00, $19.82, $21.03, $51.45, $60.40 and $102.02, respectively, which options will expire if not exercised by July 11, 2023, February 10, 2025, February 9, 2026, February 14, 2027, February 13, 2028 and February 12, 2029, respectively. In addition, Mr. Nir Zohar, previously received five grants of RSUs: 28,000, 28,000, 28,000, 28,000 and 24,497.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees, full time consultants, and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full-time consultants the right to purchase our ordinary shares under the ESPP.  The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares.  On January 1, 2019, the number of ordinary shares reserved for the ESPP increased by 492,696.  The total ordinary shares reserved under the ESPP as of February 28, 2019 was 1,453,905. On March 1, 2019, 94,149 ordinary shares were issued under the ESPP for the 6-month period from September 1, 2018 through February 28, 2019.

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

Under our articles of association, our directors are divided into three classes with staggered three-year terms.  Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.  Our directors are divided among the three classes as follows:

•	the Class I directors are Allon Bloch, Deirdre Bigley and Erika Rottenberg, and their terms expire at our annual meeting of shareholders to be held in 2020;

•	the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2021; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2019.

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

Our Co-founder, Chief Executive Officer and Director, Avishai Abrahami, our Co-founder and Vice President of Client Development, Nadav Abrahami, and our Chief Architect of Research and Development, Yoav Abrahami, are brothers. In addition, our President and Chief Operating Officer, Nir Zohar, is married to our VP Design & Brand, Hagit Zohar. Other than the relationships noted above, there are no family relationships among any of our directors or executive officers.

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

Our audit committee consists of Ron Gutler, Deirdre Bigley, Allon Bloch and Erika Rottenberg.  Ron Gutler serves as the Chairman of the audit committee.  All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules.  Our board of directors has determined that Ron Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

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

Compensation Committee Composition and Role

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

The compensation policies must be approved at least once every three years at the company’s general meeting of shareholders, following approval of the compensation committee and the board, and are subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

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

D.          Employees

As of December 31, 2018, we had 2,133 employees, 1,580 of whom were based in Israel, 378 of whom were based in the United States, 123 of whom were based in Lithuania, 5 of whom were based in Brazil, 6 of whom were based in Canada, 1 of whom was based in India, 33 of whom were based in Ireland and 7 of whom were based in Germany.  Of our employees, 2,053 work full-time and 80 work part-time.  As of December 31, 2018, we also engaged the services of 354 contractors in Ukraine either directly or through a third-party service organization.  The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2016	2017	2018
Department
General and administration	110	204	247
Marketing	228	334	436
Research and development	778	1,061	1,310
Support and call center	245	435	494
Total	1,361	2,034	2,487

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2019 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership.  The percentage of shares beneficially owned is based on 49,862,637 ordinary shares outstanding as of March 15, 2019.  We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of March 15, 2019 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of March 15, 2019 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.  See “Item 10. Additional Information—Articles of Association.” None of our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares.  Unless otherwise noted below, each shareholder’s address is Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671 Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami(1)	1,828,258	3.5%
Giora Kaplan(2)	507,342	1.0%
Lior Shemesh(3)	114,789	*
Nir Zohar(4)	591,327	1.2%
Omer Shai(5)	435,412	*
Yaniv Even-Haim(6)	93,031	*
Deirdre Bigley (7) y	9,946	*
Allon Bloch(7)	14,994	*
Mark Tluszcz (8)	3,144,053	6.3%
Yuval Cohen(7)	46,165	*
Ron Gutler(7)	41,165	*
Erika Rottenberg(7)	19,503	*
Roy Saar(9)	156,716	*

All executive officers and directors as a group (13 persons)	6,917,297	13.2%
Principal Shareholders
T. Rowe Price Associates Inc. (10)	2,820,601	5.7%
Entities affiliated with Mangrove Capital Partners (11)	3,165,090	6.3%
FMR LLC (12)	3,779,201	7.6%
Baillie Gifford & Co (13)	2,626,561	5.3%
__________
*	Less than 1%.
(1)	Shares beneficially owned consist of 20,000 shares and outstanding options to purchase 1,808,258 shares that are exercisable within 60 days of March 15, 2019.
(2)	Shares beneficially owned consist of 404,105 shares and outstanding options to purchase 103,237 shares that are exercisable within 60 days of March 15, 2019.
(3)	Shares beneficially owned consist of 23,281 shares and outstanding options and RSUs to purchase 91,508 shares that are exercisable within 60 days of March 15, 2019.
(4)	Shares beneficially owned consist of 340,472 shares and outstanding options and RSUs to purchase 250,855 shares that are exercisable within 60 days of March 15, 2019.
(5)	Shares beneficially owned consist of 344,690 shares and outstanding options and RSUs to purchase 90,722 shares that are exercisable within 60 days of March 15, 2019.
(6)	Shares beneficially owned consist of 29,366 shares and outstanding options and RSUs to purchase 63,665 shares that are exercisable within 60 days of March 15, 2019.
(7)	Shares beneficially owned consist solely of shares issuable pursuant to outstanding options and RSUs that are exercisable within 60 days of March 15, 2019.
(8)
Shares beneficially owned consist of 5,793 shares, 19,526 outstanding options and RSUs to purchase 715 shares that are exercisable within 60 days of March 15, 2019 and 3,118,019 shares owned by Mangrove II Investments S.a.r.l. See note (11) below.

(9)	Shares beneficially owned consist of 146,234 shares and options and RSUs to purchase 10,482 shares that are exercisable within 60 days of March 15, 2019.
(10)
This information is based upon a Schedule 13G/A filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and T. Rowe Price New Horizons Fund, Inc. (“T. Rowe Price New Horizons”) with the SEC on February 14, 2019. Shares beneficially owned consist of 2,820,601 shares held by T. Rowe Price New Horizons and T. Rowe Price, both of which are companies incorporated and organized under the laws of the state of Maryland, United States. T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and an Investment Company registered under Section 8 of the Investment Company Act of 1940. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to T. Rowe Price may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202

(11)
Based on a Schedule 13G/A filed by Mangrove II Investments Sarl on February 12, 2019, shares beneficially owned consists of 3,118,019, shares held by Mangrove II Investments Sarl, and 47,071 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a private limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Willibrord Ehses and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg. Mangrove Partners SCSp is managed by Mangrove Founders Sarl, a company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove Partners SCSp are Hans-Jurgen Schmitz and Willibrord Ehses.

(12)
This information is based upon a Schedule 13G/A filed by FMR LLC (“FMR”), with the SEC on February 13, 2019. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G/A, FMR has sole voting power over 471,422 shares and sole dispositive power over 3,779,201 shares.  Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(13)
This information is based upon a Schedule 13G filed by Baillie Gifford & Co (“BGC”), with the SEC on January 12, 2019. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G, BGC has sole voting power over 738,090 shares and sole dispositive power over 2,626,561 shares.  Securities reported on the Schedule 13G are beneficially owned by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

Registered Holders

As of March 15, 2019, we had 1 holder of record of our ordinary shares in the United States -  Cede & Co., the nominee of The Depository Trust Company.  This shareholder held in the aggregate 46,584,268 ordinary shares, representing 93% of the 49,862,637 outstanding ordinary shares as of March 15, 2019.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Options

Since our inception, we have granted options and RSUs to purchase our ordinary shares to our officers and certain of our directors.  Such award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions.  We describe our option plans under “Item 6.B. Directors, Senior Management and Employees—Compensation—2007 Share Option Plan” and “Item 6.B. Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan.” If an executive officer or director is involuntarily terminated without cause, or the executive officer or director voluntarily terminates his or her employment for good reason (as defined in the employment agreement), all options will immediately vest.  Upon the consummation of a merger or acquisition transaction, an executive officer or director’s remaining unvested options will vest either on a monthly basis, with the first installment vesting one month after the closing of the transaction, or over the remaining vesting period, whichever is shorter.  If an executive officer or director’s employment is terminated within a certain period following a merger or acquisition transaction, his or her unvested options will vest immediately, subject to other certain conditions.

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

Legal Proceedings

U.S. Voluntary Regulatory Disclosure

In May 2013, we made voluntary self-disclosures to OFAC and BIS relating to our determinations made through an internal review in early 2013 that we had a number of accounts associated with users in U.S. Sanctioned Countries.  Specifically, we identified 16 premium subscriptions, out of a total of approximately 583,000 premium subscriptions, with GEOIP addresses in various U.S. Sanctioned Countries (i.e., Cuba, Iran, North Korea, Sudan or Syria), or that had otherwise provided personal information indicating that they may be located in U.S. Sanctioned Countries.  As part of a subsequent internal review, we also determined that we had 32,600 registered users, or less than 0.1% of our total user base of approximately 33 million as measured as of April 30, 2013, with GEOIP addresses in U.S. Sanctioned Countries.  See “Item 3.D. Risk Factors – We are subject to trade and economic and export laws that may govern or restrict our business, and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws.”

In response to these issues, we terminated the registered user accounts and the premium subscriptions at issue and blocked the ability of new users—with or without a premium subscription—that have a GEOIP address in, or a top-level domain of, a U.S. Sanctioned Country to access our cloud-based software or utilizing our hosting services.

These disclosures are still pending, and we cannot predict when OFAC and BIS will complete their respective reviews and determinations as to whether any violation of applicable U.S. Trade Controls occurred or whether the regulators will impose penalties, which may include monetary fines resulting in financial and reputational harm to the Company which could have a material adverse effect on our business and financial results.

In addition, our subsidiary DeviantArt, which we acquired in February 2017, filed a voluntary self-disclosure with OFAC in July 2017 involving similar issues. DeviantArt is the largest online social network for artists and art enthusiasts, and a platform for emerging and established artists to exhibit, promote, and share their works with an enthusiastic, art-centric community. In anticipation of the acquisition and before the purchase date, DeviantArt initiated an internal review, with support of outside counsel, of its compliance with applicable OFAC regulations for the prior six years. This review identified users confirmed through GEOIP addresses and/or other address information to be located in U.S. Sanctioned Countries. DeviantArt voluntarily submitted a disclosure of these issues to OFAC in July 2017, noting that certain of the activities may not have been covered by the OFAC regulations pursuant to a regulatory exemption for information and informational materials, or, alternatively, might have been permissible pursuant to certain general licenses.

In response, DeviantArt undertook a number of remedial measures to prevent recurrence, including disabling commercial and/or transactional functionalities of the DeviantArt platform within the user accounts that have a GEOIP address in a U.S. Sanctioned Country.  DeviantArt also instituted daily screening practices and updated its systems to prevent users from U.S. Sanctioned Countries from entering billing information with an address in that location. More generally, DeviantArt enhanced its OFAC compliance program.

OFAC closed the matter without penalty on March 6, 2018 through a Cautionary Letter.

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

B.          Significant Changes

No significant changes have occurred since December 31, 2018, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.          Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013.  Prior to that date, there was no public trading market for our ordinary shares.  Our IPO was priced at $16.50 per share on November 5, 2013.

As of April 8, 2019 the last reported sale price of our ordinary shares on NASDAQ was $119.36 per share. As of March 31, 2019, we had 10 holders of record of our ordinary shares, including Wix.com Ltd. ESOP, Tamir Fishman Trust 2004 Ltd. and CEDE & Co. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.          Plan of Distribution

Not applicable.

C.          Markets

See “—Listing Details” above.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

Item 10.          ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Articles of Association

Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 49,628,625 shares are issued and outstanding as of March 15, 2019.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The standard corporate tax rate for Israeli companies was 25% for 2016, and decreased to 24% in 2017 and 23% in 2018 and thereafter.

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

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above. As of December 31, 2018 we did not utilize any of the benefits for which we were eligible under the Investment Law.

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Similar to a “Beneficiary Company,” a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 3% on annual income exceeding NIS 641,880, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

In some instances, where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.  Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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

United States Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, or holders that actually or constructively own 10% or more of the total voting power or value of our shares.

This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes acquires our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our ordinary shares should consult their tax advisor regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of dividends (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to our ordinary shares generally will be included in the U.S. Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends paid to a U.S. Holder with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli taxes withheld on dividends may be credited against a U.S. Holder’s United States federal income tax liability or, at such U.S. Holder’s election, be deducted from its U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if the U.S. Holder does not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent they will be entitled to this credit.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC (as defined below) with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our ordinary shares are expected to be readily tradable on the NASDAQ Global Select Market, an established securities market. U.S. Holders should consult their own tax advisor regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Disposition of Our Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in ordinary shares. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, royalties, rents, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be classified as a PFIC for the taxable year that ended on December 31, 2018, or for the current taxable year. However, the determination of whether we are a PFIC is a factual determination that is made annually, after the close of the taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC for any taxable year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares would be allocated pro rata over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder generally will continue to be subject to the PFIC rules discussed above with respect to its indirect interest in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their own tax advisor about the potential application of the PFIC rules to an investment in the ordinary shares and the availability of any of the elections described above.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. U.S. Holders should consult their tax advisor regarding the application of these reporting requirements, and the significant penalties for non-compliance.

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC.  As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm.  We also furnish with the SEC reports on Form 6-K containing quarterly unaudited financial information.

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2018, approximately 69% of our revenues were denominated in U.S. dollars and approximately 31% in other currencies, primarily in Euros, British Pounds and Brazilian Reals.  In addition, in 2018, approximately 67% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 29% in New Israeli Shekels.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

Our primary processing provider converts payments collected from our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payments are not received in dollars this does not reduce our overall exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2018	(0.1)
2017	(6.3)
2016	(1.1)
2015	8.6
2014	(0.9)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period.  Negative figures represent depreciation of the U.S. dollar compared to the NIS.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have increased (decreased) our net loss by approximately $18 million in 2018.

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

Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar.  Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods.  As of December 31, 2018, we had $703.1 million of cash and cash equivalents, restricted deposits and marketable securities denominated in U.S. dollars and $48.9 million denominated in other currencies, primarily NIS, Euro, British Pounds, Japanese Yen and the Brazilian Real.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowings that incur interest.

We do not believe that we have any material exposure to inflationary risks.

Item 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The IPO of our ordinary shares commenced on October 23, 2013 and was closed on November 12, 2013. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner and Smith Incorporated and RBC Capital Markets, LLC were joint bookrunning managers for the offering, and Needham & Company, LLC and Oppenheimer & Co. Inc. were co-managers for the offering.

As a result, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $16.50, resulting in net proceeds to us of approximately $93.6 million.

From the effective date of the registration statement and until December 31, 2018, we have used existing cash and the net proceeds of the IPO for working capital and other general corporate purposes.  We may also use all or a portion of the net proceeds to hire additional personnel for our research and development and support and call center functions, and to increase our selling and marketing expenses focused on user acquisition.  We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.          CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2018 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2018.  The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16B.        CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees.  A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department.  Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver on our website.  We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We granted no waivers under our code of ethics in 2018.

Item 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2017 and 2018:

	2017	2018
	(in USD thousands)
Audit Fees	755	555
Audit-Related Fees	191	223
Tax Fees	81	150
Total	1,027	928

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

On November 12, 2018, our Board of Directors authorized a share repurchase plan under which up to $100 million is available to purchase our ordinary shares, which plan received court approval in accordance with Israeli law on January 1, 2019.

The plan, as authorized by the Israeli court, authorizes repurchases through June 30, 2019, and the company intends to continue filing extension requests on an ongoing basis as required.

Share repurchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors our Board of Directors deems appropriate. Our Board of Directors may also suspend and/or discontinue the program at any time, in its sole discretion. All share repurchases will be made in accordance with all applicable securities laws and regulations. We did not repurchase any shares during 2018.

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

Item 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.          FINANCIAL STATEMENTS

Not applicable.

Item 18.          FINANCIAL STATEMENTS

See pages F-2 through F-55 of this annual report.

Item 19.          EXHIBITS

See exhibit index incorporated herein by reference.

ANNUAL REPORT ON FORM 20-F

 INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, filed on March 28, 2017)
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)
4.2	Wixpress Ltd. 2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
4.3	Wix.com Ltd. 2013 Incentive Compensation Plan
4.4	Wix.com Ltd. 2013 Employee Stock Purchase Plan
4.5	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2017, filed on May 25, 2017).
4.6	Wix.com Ltd.’s Compensation Policy – Directors (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for May 2017, filed on May 25, 2017).
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wix.com Ltd.

Date: April 9, 2019	By:	/s/ AVISHAI ABRAHAMI

Avishai Abrahami Co-Founder, Chief Executive Officer and Director

WIX.COM LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of it’s operations and it’s cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

   We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 9, 2019 expressed an unqualified opinion thereon.

                Adoption of ASU No. 2014-09

   As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the related amendments.

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

   We have served as the Company‘s auditor since 2007.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 9, 2019	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WIX.COM LTD.

Opinion on Internal Control over Financial Reporting

We have audited Wix.com Ltd. (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2018 and the related notes, and our report dated April 5, 2019 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 9, 2019	A Member of Ernst & Young Global

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$85,230	$331,057
Short-term deposits	115,382	349,619
Restricted deposit	949	1,149
Marketable securities	32,730	22,992
Trade receivables	11,400	13,528
Prepaid expenses and other current assets	19,246	11,939

Total current assets	264,937	730,284

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	3,823	3,065
Property and equipment, net	16,201	21,947
Marketable securities	-	47,225
Intangible assets, net	27,252	24,429
Goodwill	17,800	17,800

Total long-term assets	65,076	114,466

TOTAL ASSETS	$330,013	$844,750

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2017	2018

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$34,240	$45,567
Employees and payroll accruals	28,067	32,036
Deferred revenues	202,482	227,226
Accrued expenses and other current liabilities	37,592	35,564

Total current liabilities	302,381	340,393
LONG-TERM LIABILITIES:
Convertible notes	-	337,777
Long-term deferred revenues	14,329	12,494
Long-term deferred tax liabilities	764	602
Long-term loan	1,219	1,219

Total long-term liabilities	16,312	352,092

TOTAL LIABILITIES	318,693	692,485

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 500,000,000 shares at December 31, 2017 and 2018; Issued and outstanding: 46,453,583 and 49,269,626 shares at December 31, 2017 and 2018, respectively;	80	88
Additional paid-in capital	311,107	472,239
Accumulated other comprehensive loss	(286)	(1,691)
Accumulated deficit	(299,581)	(318,371)

Total shareholders' equity	11,320	152,265

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$330,013	$844,750

The accompanying notes are an integral part of the consolidated financial statements.

April 9, 2019
Date of approval of the	Avishai Abrahami	Lior Shemesh
Consolidated financial statements	Chief Executive Officer	Chief Financial Officer

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2016	2017	2018

Revenues	$290,103	$425,636	$603,704
Cost of revenues	45,287	69,391	126,947

Gross profit	244,816	356,245	476,757

Operating expenses:

Research and development	105,368	153,635	198,912
Selling and marketing	156,512	204,435	249,178
General and administrative	26,968	48,186	59,297

Total operating expenses	288,848	406,256	507,387

Operating loss	(44,032)	(50,011)	(30,630)
Financial income (expenses), net	247	(5,015)	(2,794)
Other income (expenses)	(4)	76	(489)

Loss before taxes on income	(43,789)	(54,950)	(33,913)
Taxes on income	3,107	1,323	3,207

Net loss	$(46,896)	$(56,273)	$(37,120)

Basic and diluted net loss per ordinary share	$(1.12)	$(1.24)	$(0.77)

Other comprehensive loss

Unrealized loss from marketable securities	-	(291)	(24)
Unrealized gains (loss) on cash flow hedge	(141)	394	(1,381)

Other comprehensive income (loss) for the period	(141)	103	(1,405)

Total comprehensive loss	$(47,037)	$(56,170)	$(38,525)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Other comprehensive loss	Accumulated	Total Shareholders'
	Shares	Amount	capital		deficit	equity (deficiency )

Balance as of January 1, 2016	40,272,846	64	192,791	(248)	(196,412)	(3,805)

Exercise of share options and warrants	4,024,915	10	19,584	-	-	19,594
Tax benefit related to exercise of share options	-	-	731	-	-	731
Share-based compensation	-	-	28,048	-	-	28,048
Other comprehensive income	-	-	-	(141)	-	(141)
Net loss	-	-	-	-	(46,896)	(46,896)

Balance as of December 31, 2016	44,297,761	74	241,154	(389)	(243,308)	(2,469)

Exercise of share options and warrants	2,155,822	6	22,253	-	-	22,259

Share-based compensation	-	-	47,700	-	-	47,700
Other comprehensive loss	-	-	-	103	-	103
Net loss	-	-	-	-	(56,273)	(56,273)

Balance as of December 31, 2017	46,453,583	$80	$311,107	$(286)	$(299,581)	$11,320

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Other comprehensive loss	Accumulated	Total shareholders'
	Shares	Amount	capital		deficit	eqity (deficiency)

Balance as of December 31, 2017	46,453,583	$80	311,107	$(286)	$(299,581)	$11,320
Exercise of share options	2,816,043	8	31,764	-	-	31,772
Equity Componenet of Convertible senior notes	-	-	57,038	-	-	57,038
Effect of adopting ASU 2014-09, Revenue from Contracts with Customers (Topic 606)	-	-	-	-	18,330	18,330
Share-based compensation	-	-	72,330	-	-	72,330
Other comprehensive income	-	-	-	(1,405)	-	(1,405)
Net loss	-	-	-	-	(37,120)	(37,120)

Balance as of December 31, 2018	49,269,626	$88	$472,239	$(1,691)	$(318,371)	$152,265

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018

Cash flows from operating activities:
Net loss	$(46,896)	$(56,273)	$(37,120)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,538	5,654	8,724
Amortization of intangible assets	747	2,753	2,784
Share based compensation expenses	28,048	47,700	72,330
Amortization of debt discount and debt issuance costs	-	-	10,004
Tax benefit related to exercise of share options	731	-	-
Increase in accrued interest and exchange rate on short term and long term deposits	(669)	(555)	(583)
Amortization of premium and discount and accrued interest on marketable securities, net	-	(77)	(99)
Deferred taxes, net	(317)	(2,719)	(959)
Increase in trade receivables	(1,818)	(1,936)	(2,128)
Increase in prepaid expenses and other current and long-term assets	(6,284)	(1,824)	(3,665)
Increase in trade payables	8,290	11,834	10,933
Increase in employees and payroll accruals	2,956	5,627	2,843
Increase in short term and long term deferred revenues	51,966	58,353	54,681
Increase (decrease) in accrued expenses and other current liabilities	(719)	14,515	(2,036)

Net cash provided by operating activities	40,573	83,052	115,709

Cash flows from investing activities:
Proceeds from short-term and restricted deposits	49,392	52,311	204,125
Investment in short-term and restricted deposits	(30,526)	(88,706)	(437,979)
Investment in marketable securities	(23,724)	(33,189)	(58,963)
Proceeds from marketable securities	980	245	21,054
Purchase of property and equipment	(4,415)	(11,649)	(13,684)
Capitalization of software development costs	-	(720)	(392)
Payments for businesses acquired	-	(33,091)	-
Purchases of investments in privately-held companies	-	-	(1,250)
Investment in other long-term assets	-	-	(500)
Acquisition of intangible assets	(100)	(75)	-

Net cash used in investing activities	(8,393)	(114,874)	(287,589)

Cash flows from financing activities:
Credit line repayment	-	(170)	-
Proceeds from issuance of convertible senior notes	-	-	442,750
Payments of debt issuance costs	-	-	(12,601)
Purchase of capped call	-	-	(45,338)
Proceeds from exercise of options and ESPP shares	21,658	24,158	32,896

Net cash provided by financing activities	21,658	23,988	417,707

Increase (decrease) in cash and cash equivalents	53,838	(7,834)	245,827
Cash and cash equivalents at the beginning of the period	39,226	93,064	85,230

Cash and cash equivalents at the end of the period	$93,064	$85,230	$331,057

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018

Supplemental disclosure of cash flow activities:

Non-cash purchase of property and equipment	$482	$1,019	$1,413
Cash paid during the year for taxes	$2,644	$4,422	$3,666

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Wix.com Ltd. was incorporated on October 5, 2006, under the laws of the State of Israel, and commenced operations on the same date.

Wix.com Ltd. has established a number of subsidiaries in local jurisdictions to comply with local law requirements regarding payment collection, (Wix.com, Inc. (the "U.S. Subsidiary"), Wix.com Brasil Serviços de Internet Ltda. (the "Brazilian Subsidiary"), Wix.com Luxemburg S.a.r.l (the "Luxembourgian Subsidiary"), Wix.com Services Mexico S de RL de C.V. (the "Mexican Subsidiary"), Wix Com India Private Limited (the “Indian Subsidiary) and Wix.com Colombia S.A.S (the "Colombian Subsidiary").During 2016 the Company established new Entity in Singapore and as of December 31, 2018 the Singapore Subsidiary and the Colombian Subsidiary had not yet commenced their operations. In addition, the Company established wholly-owned subsidiaries in Lithuania under the name Wix.com UAB (the "Lithuanian Subsidiary") and in Germany under name (the "Wix.com Germany GmbH") which is engaged in R&D activity. During 2018 the Company established a new entity in Ireland under the name Wix Online Platforms Limited (the “Dublin” Subsidiary) which is engaged in customer support activity.

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

Short-term deposits are deposits with maturities over three months and of up to one year. As of December 31, 2017 and 2018, the Company's bank deposits were denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 2.08% and 2.84%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.	Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises, for the Company's credit cards, and as a security for the Company's hedging activities. As of December 31, 2017 and 2018 the Company's bank deposits were in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.05% and 0.06%, respectively. Restricted deposits are presented at their cost, including accrued interest.

g.	Marketable securities:

The Company’s marketable securities consist of U.S. federal deposit insured corporation, Treasury bonds, certificate of deposits and corporate bonds. The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities are classified as available for sale at the time of purchase. Available-for-sale securities are carried at fair value based on quoted market prices,with the unrealized gains and losses,  reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold. Interest on these securities, as well as amortization or accretion of premiums or discounts, are included in financial income, net.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. Impairments are considered other than temporary if they are related to deterioration in credit risk. The Company regularly reviews its investment portfolio and charges unrealized losses against net income when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the year ended December 31, 2018 were not other than temporary.

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

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2016, 2017 and 2018, no impairment losses have been identified.

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

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which weighted average amortization period of 13 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2016, 2017 and 2018, no impairment losses have been recognized.

l.	Equity investments in privately-held companies:

The Company has equity investments in privately-held companies. These investments are recorded at cost, less impairments, adjusted by observable price changes. The investments are included in other long-term assets on the accompanying balance sheets. The Company monitors the investments and if facts and circumstances indicate an investment may be impaired, then it conducts an impairment test of its investment. To determine if the investment is recoverable, it reviews the privately-held company's revenue and earnings trends relative to pre-defined milestones and overall business prospects, the general market conditions in its industry and other factors related to its ability to remain in business, such as liquidity and receipt of additional funding.

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

The net fair value of derivative instruments balance as of December 31, 2017, totaled $ 807, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 891 and as accrued expenses and other current liabilities in the amount of $ 84. The net fair value of derivative instruments balance as of December 31, 2018 totaled $ (341), and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 599 and as accrued expenses and other current liabilities in the amount of $ 940.

In the years ended December 31, 2016, 2017 and 2018, the Company recorded as operating income (expenses) net from hedging transactions in the amount of $831, $5,417 and $ (1,687) respectively.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2018, the amount recorded in accumulated other comprehensive loss from the Company's currency option transactions is $ (993). At December 31, 2018, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 153,068. The foreign exchange forward and options contracts will expire through 2019.

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Brazilian Real, Mexican Pesos and Japanese Yen and expenses in NIS. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2018, the notional amounts of foreign exchange forward contracts into which the Company entered were $ 113,730. The foreign exchange forward and option transactions will expire through 2019.

The net fair value of derivative instruments balance as of December 31, 2017, totaled $ (2,587) and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 302 and as accrued expenses and other current liabilities in the amount of $ 2,889. The net fair value of derivative instruments balance as of December 31, 2018 totaled $ 318, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $ 1,974 and as accrued expenses and other current liabilities in the amount of $ 1,656.

In the years ended December 31, 2016, 2017 and 2018, the Company recorded net financial income (expenses), net from hedging transactions in the amount of $ 748, $ (7,101) and $ 1,435, respectively.

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

Severance expense for the years ended December 31, 2016, 2017 and 2018, amounted to $ 5,411, $ 7,768 and $ 9,489 respectively.

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

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2016, 2017 and 2018, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $ 167, $ 334 and $ 587, respectively.

p.	Convertible senior notes:

The Company applies ASC 815 “Derivative and Hedging” (“ASC 815”) and ASC 470 “Debt (“ASC 470”). Under these standards, the Company separately accounts for the liability and equity components of convertible debt instruments that may be settled in cash in a manner that reflects the Company’s nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt.

q.	Revenue recognition:

In May 2014, the FASB issued ASU 2014-09 guidance on revenue from contracts with customers (Topic 606) that supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

On January 1, 2018, The Company adopted the standard using the modified retrospective method of adoption to those contracts which were not completed as of January 1, 2018. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2018 and that comparatives were not restated.

The most significant impact of the standard relates to the company accounting for revenue from domain names and third party developer applications. Specifically, under the new standard, the company recognize revenues from domain names and third party applications at the time of delivery, rather than over the contract period.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cumulative effect of the changes made to The Comapny January 1, 2018 consolidated balance sheet for the adoption of Topic 606 were as follows (USD, in thousands):

	Balance at December 31, 2017	Adjustments due to Topic 606	Balance at January 1, 2018
Prepaid expenses and other current assets	19,246	(10,745)	8,501
Prepaid expenses and other long-term assets	3,823	(2,697)	1,126
Deferred revenues ST	202,482	(25,379)	177,103
Deferred revenues LT	14,329	(6,393)	7,936
Accumulated deficit	(299,581)	18,330	(281,251)

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on our consolidated statement of comprehensive loss and balance sheet for the year ended December 31, 2018 was as follows (USD, in thousands):

Consolidated Balance Sheet

	Balance as reported at December 31, 2018	Adjustment due to Topic 606	Amounts under Topic 605
Prepaid expenses and other current assets	11,939	13,596	25,535
Prepaid expenses and other long-term assets	3,065	3,536	6,601
Deferred revenues ST	227,226	30,129	257,355
Deferred revenues LT	12,494	8,269	20,763
Accumulated deficit	(318,371)	(21,266)	(339,637)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            Consolidated statement of comprehensive loss

	Balance as reported at December 31, 2018	Adjustments due to Topic 606	Amounts under Topic 605
Revenue	603,704	(6,626)	597,078
Cost of Revenue	126,947	(3,690)	123,257
Net loss	(37,120)	(2,936)	(40,056)
Basic and diluted net loss per share	$(0.77)	$(0.06)	$(0.83)

Consolidated statement of cash flows

	Balance as reported at December 31, 2018	Adjustments due to Topic 606	Amounts under Topic 605
Cash flow from operating activities:
Net loss	(37,120)	(2,936)	(40,056)
Other adjustments	152,829	2,936	155,765

Revenue recognition related to other products and services remain substantially unchanged.
The adoption of ASU No. 2014-09 had no impact on cash provided by or used in operating, investing, and financing activities in our consolidated statement of cash flows.
Please refer to note 15 - Segments, Customers and Geographic Information for further information, including presentation of disaggregated revenue by geography."

The Comapny charges the customer for the entire consideration at inception date, and accordingly the services are provided from that date for the agreed service period. The Comapny records contract liability when cash payments are received in advance of performance, and these revenues are recognized ratably over the service period. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period. The Company expects to recognize the short-term portion of deferred revenue, approximately $227 million, over the next twelve months and the long-term portion of deferred revenue over the remaining service period of up to five years. The increase in the Deferred Revenue balance for the twelve months ended December 31, 2018 is primarily driven by cash payments received in advance of satisfying the performance obligations, offset by $177 millions of revenues recognized that were included in the contract liability balance as of January 1, 2018.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting policies and significant judgements

The Company recognized revenue in accordance with Topic 606 when, or as, control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue is recognized net of allowances for refunds and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company offers a 14-day money back guaranty ("Guaranty Period"). The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

Revenues from premium subscriptions or other subscriptions and software applications developed by the Company are recognized on a straight-line basis over the contract period, since the customer simultaneously receives and consumes the benefits provided by our performance as the Company performs.

Revenues related to the purchase and registration of domain names and Google's G-Suite application is recognized at the full amount paid by the customer at a point in time upon the purchase and registration of the domain name, since that is when control is transferred to the customer.

Revenues related to third party software applications are recognized on a net basis at a point in time upon purchase of the application, since that is when we complete our obligation to facilitate the transfer between the customer and the third party developer.

Revenue related to the sale of online advertising inventory (ad space) and other related advertising services to brands and advertising agencies are recognized at a point in time, when an ad space is sold.

Each of our goods and services is sold separately, therefore standalone selling prices for each of them exists, and allocation of the transaction price between the performance obligations in the contract is made relatively on that basis. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Many of our contracts specify service periods of one year or less, and for such the practical expedient regarding a significant financing component is applied, hence we do not adjust the promised amount of consideration for the effects of a significant financing component, due to immateriality.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Research and development costs:

Research and development costs are charged to the statements of comprehensive loss as incurred.

s.	Internal use software costs:

The Company capitilazies costs related to the online platform  for internal use incurred during the application development stage.  Costs incurred in the process of software production are charged to expenses as incurred. Certain software development costs are capitalized under ASC350-40, Internal-Use Software and are included in property and equipment, net in the consolidated balance sheets.

Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose.

During 2018 and 2017 the company capitalized $ 393 and $ 720 respectivly. During  2016 the Company did not capitalize internal use software costs.

t.	Advertising expenses:

Advertising expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements. Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2016, 2017 and 2018 amounted to $ 113,151, $ 141,346 and $ 165,319 respectively.

u.	Share-based compensation:

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

In addition, historically, excess tax benefits or deficiencies from the Company’s equity awards were recorded as additional paid-in capital in its consolidated balance sheets. As a result of adoption, the Company will prospectively record any excess tax benefits or deficiencies from its equity awards as part of its provision for income taxes in its consolidated statements of operations in the reporting periods in which equity vesting occurs. The Company is required to classify excess tax benefits along with other income tax cash flows as an operating activity either prospectively or retrospectively. The Company elected to apply the change in presentation to the statements of cash flows prospectively from January 1, 2017.

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

The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecogn          ized tax benefits in tax expense.

The Company classifies interest and penalties on income taxes as financial expenses and general and administrative expenses, respectively.

w.	Basic and diluted net loss per share:

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

For the years ended December 31, 2016, 2017 and 2018, all outstanding options and RSU’s have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive and the total options and RSU’s that have been excluded from the calculations was 9,773,837, 10,294,200 and 9,767,225 respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Comprehensive loss:

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

The total accumulated other comprehensive loss was comprised as follows:

	Year ended December 31, 2018
	Unrealized losses on marketable securities	Unrealized gain (losses) on cash flow hedges	Total
Beginning Balance	(291)	5	$(286)
Other comprehensive income before reclassifications, net	(24)	(3,068)	(3,092)
Amounts reclassified from accumulated other comprehensive income	-	1,687	1,687
Net current period other comprehensive loss	(24)	(1,381)	(1,405)
Total accumulated other comprehensive loss	(315)	(1,376)	$(1,691)

	Year ended December 31, 2017
	Unrealized losses on marketable securities	Unrealized gain (losses) on cash flow hedges	Total
Beginning Balance	-	(389)	$(389)
Other comprehensive income before reclassifications, net	(291)	5,812	5,521
Amounts reclassified from accumulated other comprehensive income	-	(5,418)	(5,418)
Net current period other comprehensive loss	(291)	394	103
Total accumulated other comprehensive loss	(291)	5	$(286)

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

z.	Fair value of financial instruments:

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

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 .

	Level 1	Level 2	Total

Money market funds	$456	$-	$456
Corporate bonds	-	67,248	67,248
Treasury bonds	-	2,969	2,969
	456	70,217	70,673

Derivatives contracts	-	2,573	2,573
Total financial assets	456	72,790	73,246

Derivatives contracts	-	2,596	2,596
Total financial liabilities	$-	$2,596	$2,596

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

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

The Company recorded grants in the amounts of $ 1,030 and $ 1,172 for the years ended December 31, 2017 and 2018 respectively. The conditions to receive these grants are based on actual certain approved HC position. The company may be subject to penalties if certain criteria under the grants are not met.

bb.	Recently issued accounting standards, not yet adopted by the Company:

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU clarifies the accounting treatment for implementation costs for cloud computing arrangements (hosting arrangements) that are service contracts. This standard becomes effective for the Company beginning January 1, 2020. The Company is currently assessing the effect that this ASU will have on its consolidated financial statements and related disclosures.

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 also applies to employee benefit plan accounting, with an effective date of the first quarter of fiscal 2020. The amendments in this update are effective for fiscal years beginning after December 31, 2019, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements, footnote disclosures and employee benefit plans’ accounting.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The standard provides an additional transition method that allows entities to apply the new leases standard at adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. The Company elected this new transition method when it adopted ASU 2016-02 on January 1, 2019.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning January 1, 2019. The Company has estimated the opening balances of the right-of-use assets and lease liabilities upon adopting the standard as of January 1, 2019 to be approximately $51 million. The Company is still in the process of finalizing the calculation. In addition, a material portion of the Company's leases are denominated in currencies other than the U.S. Dollar, mainly in NIS. As a result, the associated lease liabilities will be remeasured using the current exchange rate in the future reporting periods, which may result in material foreign exchange gains or losses. Other than the matters discussed above, the standard is not expected to have a material impact on the Company's results of operations or cash flows.

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

NOTE 3:-        MARKETABLE SECURITIES:

At December 31, 2018, the Company held marketable securities classified as available-for-sale securities as follows:
	December 31, 2018
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Treasury bonds within one year maturity	$2,967	2	$-	$2,969
Corporate bonds:		-
Maturing within one year	20,061	-	(38)	20,023
Maturing within between one to five years	47,504	-	(279)	47,225
	67,565	-	(317)	67,248
	$70,532	2	$(317)	$70,217

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-        MARKETABLE SECURITIES (Cont.)

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

At December 31, 2018, gross unrealized losses on investments that were in a gross unrealized loss position were immaterial. These investments were not deemed to be other-than-temporarily impaired and the gross unrealized losses were recorded in OCI.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-        BUSINESS COMBINATION:

In January 2017, the Company acquired 100% of the share capital of Loyalblocks Ltd., a privately held Israeli company (doing business as “Flok”), with no considration. Loyalblocks is a provider of customer loyalty and engagement tools for small businesses. The Company uses Flok’s products and technology to enhance its existing customer relationship management tools and commerce capabilities we offer our users.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-        BUSINESS COMBINATION (cont.)

The following table provides details regarding the identifiable assets acquired as of the date of the acquisition:

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

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statements of income

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-        BUSINESS COMBINATION (cont.)

In February 2017, the Company acquired 100% of the capital stock of DeviantArt, Inc., (“DeviantArt “) a privately held Delaware based corporation, for cash consideration of approximately $36 million, including the assumption of approximately $3 million of liabilities, total net of approximately $33 million. DeviantArt, based in Los Angeles, is one of the world's largest online communities dedicated to artists, art enthusiasts and designers. The Company expects DeviantArt to increase traffic and assist its product development and brand recognition growth. DeviantArt’s focus on developing and fostering online collaboration and communities is expected to provide Wix users with a platform to engage with creative designers and artists across multiple mediums.

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

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statements of income

NOTE 5:-        PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2017	2018

Government authorities	$2,504	$1,885
Hedging transaction asset	1,192	2,574
Prepaid expenses	13,962	5,293
Other current assets	1,588	2,187

	$19,246	$11,939

NOTE 6:-        PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2017	2018

Cost:
Leasehold improvements	$17,388	$22,551
Computers, peripheral equipment and electronic equipment	13,856	18,004
Office furniture and equipment	3,913	5,252

	35,157	45,807

Less accumulated depreciation	18,956	23,860

Depreciated cost	$16,201	$21,947

Depreciation expense amounted to $ 4,538, $ 5,654 and $ 8,724 for the years ended December 31, 2016, 2017 and 2018, respectively.

During 2018, the Company recorded a reduction of approximately $ 3,700 to the cost and accumulated depreciation of fully depreciated equipment no longer in use, following an assessment made by the Company. In 2017, the Company did not record any such reduction.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-        INTANGIBLE ASSETS, NET

	December 31,
	2017	2018

Cost:
Technology	$8,275	$8,275
Customer relations	10,667	10,667
Customer data	12,043	12,043
Domain	556	517

	31,541	31,502

Less accumulated amortization	4,289	7,073

Intangible assets, net	$27,252	$24,429

         Estimated amortization expense for the years ended:
December 31, 2018

2019	$2,929
2020	2,880
2021	2,604
2022	2,168
Thereafter	13,848

$24,429

                         Amortization expense amounted to $ 747, $ 2,753 and $ 2,784 for the years ended December 31, 2016, 2017 and 2018, respectively.

NOTE 8:-        ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2017	2018

Accrued expenses	$33,241	$32,634
Hedging transaction liability	2,973	2,596
Uncertain tax positions	1,378	334

	$37,592	$35,564

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONVERTIBLE NOTES

In June and July of 2018, The Company issued $442.75 million aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2023 (the “Convertible Notes”). Subject to satisfaction of certain conditions and during certain periods, as defined in the indenture governing the notes, the holders will have the option to exchange the notes into cash and Wix ordinary shares, if any (subject to Wix right to pay cash in lieu of all or a portion of such shares).

The Company may provide additional shares upon conversion if there is a "Make-Whole Fundamental Change" in the business as defined in the indenture governing the notes.

The Notes are not redeemable by the Company prior to the maturity date apart from certain cases as defined in the indenture governing the Notes.

Conversion Terms

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2023 only under the following circumstances:

1.
During any calendar quarter commencing after September 30, 2018 (and only during such calendar quarter), if the last reported sale price of Wix’s Ordinary Shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

2.
During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per USD 1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

3.	If Wix calls the notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

4.
Upon the occurrence of specified corporate events. On or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, Wix will pay or deliver, as the case may be, cash, Ordinary Shares or a combination of cash and Ordinary Shares, at Wix’s election.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONVERTIBLE NOTES (cont.)

5.
The conversion rate was initially 7.0113 Ordinary Shares per USD 1,000 principal amount of notes (equivalent to an initial conversion price of approximately $142.63 per Ordinary Share). The conversion rate will be subject to adjustment in some events, but will not be adjusted for any accrued and unpaid special interest, if any. In addition, following certain corporate events that occur prior to the maturity date, or following Wix’s delivery of a notice of tax redemption, Wix will, in certain circumstances, increase the conversion rate for a holder who elects to convert his notes in connection with such a corporate event or notice of tax redemption, as the case may be.

In connection with the pricing of the Convertible Notes, the Company has entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the purchasers of the Convertible Notes. The Capped Call Transactions cover, collectively, the number of company ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The cost of the Capped Call Transactions was approximately $45.3 million. The transaction is expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes under certain events described in the Capped Call Transactions.

In accounting for the issuance of the Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the liability component was calculated by using the Jump-Diffusion model. The carrying amount of the equity component representing the conversion option was $105.4 million and was determined by deducting the fair value of the liability component from the par value of the Convertible Notes. The equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount ("debt discount") is amortized to interest expense over the term of the Convertible Notes at an effective interest rate of 6.20% over the contractual terms of the Convertoble Notes.

Debt issuance costs related to the Convertible Notes comprised of commissions and payable to third party consultants of $11.5 million and third party costs of $1.1 million . The Company allocated the total amount incurred to the liability and equity components of the Convertible Notes based on their relative values. Issuance costs attributable to the liability component were $9.6 million and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were netted with the equity component in stockholders’ equity.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONVERTIBLE NOTES (cont.)

The net carrying amount of the Notes were as follows (in thousands):

	Principal outstanding	Unamortized debt discount	Unamortized debt issuance costs	Net carrying value
December 31, 2018
Convertible Notes	442,750	(96,371)	(8,602)	337,777

The net carrying amount of the equity component of the Notes were as follows (in thousands):

	Amount allocated to conversion option	Less: allocated issuance costs and Capped call	Equity component, net
December 31, 2018
Convertible notes	105,375	(48,337)	57,038

The Company recognized interest expense on the Notes as follows (in thousands, except for percentages):

Year Ended December 31,
2018
Amortization of debt discount and issuance costs	10,004

The effective interest rate of the liability component is 6.20% for the Convertible Notes.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its Subsidiaries rent their facilities under various operating lease agreements, which expire through 2030. In addition, the Company leases certain motor vehicles under certain car operating lease agreement. The minimum rental payments under operating leases as of December 31, 2018, are as follows:

Rental of premises

2019	13,385
2020	11,735
2021	7,447
2022	5,456
Thereafter	17,807

55,830

The Company leases motor vehicles under cancelable operating lease agreements. The Company has an option to be released from this agreement, which may result in penalties in a maximum amount of $ 222 as of December 31, 2018.

Total rent expenses for the years ended December 31, 2016, 2017 and 2018 were $ 6,719, $ 9,785 and $ 13,028, respectively.

Total motor vehicle lease expenses for the years ended December 31, 2016, 2017 and 2018 were $ 798, $ 998 and $ 1,311 , respectively.

b.	Pledges:

The Company has pledged bank deposits in the amount of $ 714, in connection with an office lease agreement, credit cards and hedging transactions.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Composition of shares capital of the Company:

December 31, 2017		December 31, 2018
Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

500,000,000	46,453,583	500,000,000	49,269,626

b.	Ordinary shares:

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

Under the Plans, as of December 31, 2018, an aggregate of 1,940,314 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs and employee stock purchase rights issued pursuant to our Employee Share Purchase Plan (“ESPP”) and recognized for the years ended December 31, 2016, 2017 and 2018 was comprised as follows:

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31,
	2016	2017	2018

Cost of revenues	$1,798	$2,930	$4,418
Research and development	14,543	26,227	39,417
Sales and marketing	4,553	6,585	9,770
General and administrative	7,154	11,958	18,725

Total share-based compensation expense	$28,048	$47,700	$72,330

Total unrecognized compensation cost amounted to 177,942 (thousands) as of December 31, 2018, and is expected to be recognized over a weighted average period of approximately 2.88 years.

d.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2018 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2017	8,198,154	$16.65	6.27	$337,517

Granted	1,258,302	$68.25
Exercised	(1,761,534)	$13.29
Forfeited	(31,609)	$38.79

Balance as of December 31, 2018	7,663,313	$25.81	5.91	$496,978

Exercisable as of December 31, 2018	5,110,726	$14.2	4.83	$389,208

Vested and expected to vest as of December 31, 2018	7,536,284	$25.3	5.87	$492,396

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

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

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018

Expected volatility	49.6%-54.0%	45.46%-48.04	45.19%-46.64%
Expected dividends	0%	0%	0%
Expected term (in years)	5 -6.32	5.03 -7.07	5.17 -7.53
Risk free rate	1.15%-2.26%	1.82%-2.27%	2.59%-3.03%

The following table set forth the parameters used in computation of the employee stock purchase plan for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018

Expected volatility	44.6%-45.8%	33.6%-43.4%	39.9%-41.2%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	0.26%-0.46%	0.47%-0.79%	1.85%-2.28%

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of options data for the years ended December 31, 2016, 2017 and 2018, is as follows:

	Year ended December 31,
	2016	2017	2018

Weighted-average grant date fair value of options granted	$9.02	$27.50	$34.93
Total intrinsic value of the options exercised	$64,062	$75,763	$137,448
Total fair value of shares vested	$18,602	$20,780	$27,629

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2018:

Exercise price (Range)	Options outstanding as of December 31, 2018	Weighted average remaining contractual term	Options exercisable as of December 31, 2018	Weighted average remaining contractual term
		(years)		(years)

0.001-0.08	1,217,241	4.64	947,832	4.61
0.09-0.5	1,285,879	1.97	1,285,879	1.97
0.51-8.73	744,092	4.01	744,092	4.01
8.74-19.86	672,158	5.86	589,790	5.82
19.87-21.13	814,247	6.75	563,773	6.63
21.14-51.32	707,035	7.20	414,664	6.82

51.33-52.2	739,000	8.12	323,310	8.12

52.21-60.33	264,532	9.05	51,741	9.01

60.34-61.75	719,000	9.12	75,748	9.12

61.76-108.9	500,129	9.23	113,897	8.80
	7,663,313	5.91	5,110,726	4.83

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

a.	Options granted to non-employees consultants:

The following table summarizes information about the Company's outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of December 31, 2018:

	Options
	outstanding		Exercisable
	as of		as of
Grant	December 31,	Exercise	December 31,	Exercisable
date	2018	price	2018	Through

January 25, 2011	10,000	0.67	10,000	January 25, 2021
January 9, 2013	3,400	2.34	3,400	January 9, 2023

	13,400		13,400

No options were granted to non-employees during the years ended December 31, 2018, 2017 and 2016.

b.	A summary of RSU activity for the year ended December 31, 2018, is as follows:

	Number of shares	Weighted average grant date fair value Per Share

Unvested as of December 31, 2017	2,080,126	$48.62
Granted	1,052,893	$84.04
Vested	(870,733)	$46.72
Forfeited	(171,774)	$57.79

Unvested as of December 31, 2018	2,090,512	$66.53

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate as follows: 2016 – 25%, 2017 – 24% and 2018 – 23%.

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

b.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2016	2017	2018

Domestic	$(60,249)	$(53,432)	$(50,679)
Foreign	16,460	(1,518)	16,766

Loss before taxes on income	$(43,789)	$(54,950)	$(33,913)

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      INCOME TAXES (Cont.)

	Year ended December 31,
	2017	2018
Deferred tax assets:

Net operating loss carry-forwards	$34,234	$45,314
Capital losses carry-forwards	35	53
Research and development expenses	13,923	1,901
Tax credit carry-forwards	94	94
Depreciation difference	1,434	1,680
Accrued employees costs	1,801	2,176
Other	567	870

Deferred tax assets before valuation allowance	52,088	52,088

Valuation allowance	(45,094)	(44,607)

Deferred tax asset, net	$6,994	$7,481

Deferred tax liabilities:

Fixed assets	$481	$306
Intangible assets	6,214	5,556
Other	278	638

Deferred tax liabilities	$6,973	$6,500

	Year ended December 31,
	2017	2018
Deferred taxes are included in the consolidated balance sheets, as follows:

Long term receivables	$772	$1,583
Long term liabilities	$764	$602

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      INCOME TAXES (Cont.)

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2016	2017	2018

Current	$3,424	$4,042	$4,188
Deferred	(317)	(2,719)	(981)

	$3,107	$1,323	$3,207

	Year ended December 31,
	2016	2017	2018

Domestic	$49	$578	$1,140
Foreign	3,058	745	2,067

	$3,107	$1,323	$3,207

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      INCOME TAXES (Cont.)

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2016	2017	2018

Loss before taxes on income	$(43,789)	$(54,950)	$(33,913)

Statutory tax rate	25%	24%	23%

Theoretical income tax expense	(10,947)	(13,188)	(7,800)

Deferred taxes for which valuation allowance was provided, net	8,620	2,122	(1,925)
Non-deductible option expenses	5,224	8,528	12,609
Non-deductible expenses	815	1,263	824
Tax adjustment in respect of different tax rate of foreign subsidiary	(1,015)	(1,679)	(1,627)
Rate Change Impact	-	3,099	(174)
Foregin Tax	-	881	1,182
Other	410	297	118

Income tax expense	$3,107	$1,323	$3,207

f.	Net operating loss carry-forwards

As of December 31, 2018, the Company had carry-forward operating and capital tax losses totaling approximately $ 213,446 and $ 231, respectively. $168,694 and $231 attributed to Israel and can be carried forward indefinitely.

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

NOTE 12:-      INCOME TAXES (Cont.)

According to the law, the Company is entitled to various tax benefits by virtue of the "Beneficiary Enterprise" status granted to part of its enterprises, defined by this law.

During 2010, the Company had applied by Tax Pre-ruling to the Israeli Tax Authorities ("ITA") to receive "Beneficiary Enterprise" status and elect 2009 as year of election. During 2011, the Company received a tax decision from the ITA that approves its request for "Beneficiary Enterprise" status and the Company elect 2009 as its year of election. In addition, during 2013, the Company had applied by Tax Pre-ruling to the Israeli Tax Authorities ("ITA") to receive "Beneficiary Enterprise" status and elect 2012 as year of election. Under the Investment Law and its Amendment and according to the tax decision, the Company is entitled to various tax benefits, defined by this law, under the "Alternative Benefits" track as a Beneficiary Enterprise.

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

NOTE 12:-      INCOME TAXES (Cont.)

As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Through December 31, 2018 the Company had not generated income under the provision of the new law.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2018 and 2019 Budget Years), 2016 which includes Amendment 73 to the Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      INCOME TAXES (Cont.)

h.	Tax Benefits for Research and Development

Israeli tax law (section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company's business and carried out by or on behalf of thecompany seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the above mentioned benefit for the majority of its research and development expenses.

i.	Tax Reform- United States of America

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2018. The Act reduces the US federal corporate tax rate from 35% to 21% in 2019, repealed the corporate alternative minimum tax, and requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings.

The Company calclulate an effective rate by computing the effective state tax rate and adding the expected federal statutory rate with a reduction for the federal benefit of the state tax expense.

The company remeasured all U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%.

j.	Tax assessments:

The Company and its subsidiaries did not have any final tax assessments as of December 31, 2018. The Company's tax years until December 31, 2012 are subject to statutes of limitation as of December 31, 2018.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      INCOME TAXES (Cont.)

k.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2017	2018

Opening balance	$1,098	$1,378
Increases (decrease) related to previous year tax positions	280	(1,044)

Closing balance	$1,378	$334

During the years ended December 31, 2018 the Company recorded $ 199 for interest expense related to uncertain tax positions. As of December 31, 2018 the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 334, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2018 and 2017. During the year the company had settlement with the Israeli tax authorities which the copany paid $ 1,243 and close the uncertain tax position in regards to one of our Israeli subsidiary.

The balance of total unrecognized tax benefits at December 31, 2018, is $ 334 which, if potentially recognized, would affect the effective rate in the Company's statement of comprehensive loss.

NOTE 13:-      FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2017	2018

Bank charges	$(226)	$(310)	$(310)
Income (expense) related to hedging activity	748	(7,101)	1,434
Amortization of debt discount and issuance costs	-	-	(10,004)
Exchange rate income (loss)	(1,122)	1,214	(3,521)

Total income (expenses)	(600)	(6,197)	(12,401)

Interest income	847	1,182	9,607

Total financial income (expenses), net	$247	$(5,015)	$(2,794)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-      BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2016	2017	2018

Net loss available to shareholders of ordinary shares	$(46,896)	$(56,273)	$(37,120)

Denominator:
Shares used in computing net loss per ordinary shares, basic and diluted	42,032,818	45,552,199	48,017,188

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Year ended December 31,
	2016	2017	2018

Shares used in computing net loss per ordinary shares, basic and diluted	42,032,818	45,552,199	48,017,188
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,405,787	8,212,554	7,676,713
Restricted share units	1,368,050	2,081,646	2,090,512

	9,773,837	10,294,200	9,767,225

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-      SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2016, 2017 and 2018 and long-lived assets as of December 31, 2017 and 2018:

Revenues:

	Year ended December 31,
	2016	2017	2018

North America (*)	$147,209	$220,124	$316,446
Europe	77,465	110,419	159,768
Latin America	25,904	36,816	46,232
Asia and others	39,524	58,277	81,258

	$290,103	$425,636	$603,704

(*) Include revenue from USA in amount of 131,796, 192,153 and 278,784 for 2016, 2017 and 2018 respectively.

Long-lived assets:

	December 31,
	2017	2018

Israel	$12,326	$17,581
Europe	613	699
North America	3,262	3,667

	$16,201	$21,947