Form 20-F
period 2019-12-31
Wix.com Ltd.
filed 2020-04-02
CIK 1576789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Wix.com Ltd.

40 Namal Tel Aviv St.

Tel Aviv, 6350671 Israel

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	WIX	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, the registrant had outstanding 51,525,919 ordinary shares, par value NIS 0.01 per share.

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

Yes ☐   No ☒

WIX.COM LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

INTRODUCTION

In this annual report, the terms “Wix,” “we,” “us,” “our” and “the company” refer to Wix.com Ltd. and its subsidiaries.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors” in this annual report.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•

our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;

•

our expectation that the percentage of revenues we derive from outside of North America will increase in the future;

•

our expectation that we will be able to attract and retain registered users;

•

our expectation that we will be able to increase the number of premium subscriptions through design agencies, independent design professionals and web design and development professionals within mid-size or large businesses or enterprises, and sales channel partners, who market and sell our products and services to their customers, or utilize our products to service their customers, or collectively, Partners;

•

our expectation that the revenues we generate from each premium subscription will increase in the future;

•

our assumption that historical user behavior can be extrapolated to predict future user behavior;

•

our prediction of the future revenues generated by our user cohorts;

•

our expectations with respect to the integration and performance of acquisitions;

•

our expectation to enter into new markets and attract new customer segments;

•

our expectation to maintain and enhance our brand and reputation;

•

our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business;

•

our expectation to increase user engagement and sales through our customer care team;

•

our expectation to make share repurchases pursuant to our share repurchase plan;

•

our expectation that we will effectively manage the growth of our infrastructure;

•

our expectation that we will effectively execute our initiatives to scale and improve our user support function;

•

our expectation regarding the effects on our business of the outbreak and global spread of the coronavirus (COVID-19) pandemic;

•

the future success of our sales efforts to generate revenues from Partners who market and sell our products and services to their customers, or utilize our products to service their customers;

•

our expectation that new products and developments, as well as third party products we offer within our platform, will receive customer acceptance and satisfaction;

•

changes we expect to happen to technologies used in our solutions;

•

changes we expect to happen in global, national, regional or local economic, business, competitive, market, and regulatory landscape;

•

our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months; and

•

our plans to make our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3.D. Risk Factors” in this annual report.

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

PART I

Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.KEY INFORMATION

A.Selected Financial Data

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in USD thousands except share and per share data)
Consolidated Statements of Operations:
Revenues(1)
Creative Subscriptions(2)	194,429	274,801	391,347	525,350	644,491
Business Solutions(3)	9,089	15,302	34,289	78,354	116,597
Total Revenues	203,518	290,103	425,636	603,704	761,088
Cost of revenues(4)
Creative Subscriptions	33,924	43,902	64,108	84,752	120,905
Business Solutions	1,046	1,385	5,283	42,195	76,002
Total cost of revenues	34,970	45,287	69,391	126,947	196,907

Gross profit	168,548	244,816	356,245	476,757	564,181
Operating expenses:
Research and development(4)	77,647	105,368	153,635	198,912	250,791
Selling and marketing(4)	120,010	156,512	204,435	249,178	307,718
General and administrative(4)	19,526	26,968	48,186	59,297	85,922
Total operating expenses	217,183	288,848	406,256	507,387	644,431
Operating loss	(48,635)	(44,032)	(50,011)	(30,630)	(80,250)
Financial income (expenses), net	77	247	(5,015)	(2,794)	(3,621)
Other income (expenses)	(11)	(4)	76	(489)	55
Loss before taxes on income	(48,569)	(43,789)	(54,950)	(33,913)	(83,816)
Taxes on income	2,765	3,107	1,323	3,207	2,598
Net loss	(51,334)	(46,896)	(56,273)	(37,120)	(86,414)
Basic and diluted net loss per ordinary share(5)	(1.30)	(1.12)	(1.24)	(0.77)	(1.71)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share(4)	39,408,928	42,032,818	45,552,199	48,017,188	50,504,698

	As of December 31,
	2015	2016	2017	2018	2019
	(in USD thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term deposits	109,999	148,562	200,612	680,676	562,199
Restricted deposits	3,851	931	949	1,149	1,149
Marketable securities	-	22,742	32,730	70,217	341,599
Total assets	149,433	214,684	330,013	844,750	1,099,667
Deferred revenues, current and long term	104,767	156,733	216,811	239,720	311,117
Total shareholders’ equity (deficiency)	(3,805)	(2,469)	11,320	152,265	207,749

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in USD thousands except registered users and premium subscription data)
Supplemental Financial and Operating Data:
Creative Subscriptions Collections(6)	232,002	326,199	449,125	580,119	711,763
Business Solutions Collections(6)	9,685	15,870	34,864	78,266	120,722
Net cash provided by (used in) operating activities	20,876	40,573	83,052	115,709	149,564
Free cash flow(7)	14,534	36,158	70,683	101,633	127,498
Number of registered users at period end(8)	76,965,482	97,358,803	119,263,915	142,438,663	165,341,202
Number of premium subscriptions at period end(9)	1,767,423	2,465,160	3,223,036	3,983,415	4,499,052

(1)

On January 1, 2018, we adopted Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers Topic 606 (“ASC No. 606”) using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under ASC No. 606, while prior period results are not adjusted and continue to be reported in accordance with historic accounting under Revenue Recognition Topic 605 (“ASC No. 605”).

(2)

Revenues generated from the sale of monthly, yearly and multi-year premium subscriptions for our website solutions as well as the sale of domain registrations to registered users, or collectively Creative Subscriptions.

(3)	Revenues generated from the sale of additional products and services that are offered to all of our registered users in addition to the Creative Subscriptions, or collectively Business Solutions.

(4)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in USD thousands)
Cost of revenues	1,353	1,798	2,930	4,418	5,854
Research and development	9,234	14,543	26,227	39,417	56,161
Selling and marketing	3,077	4,553	6,585	9,770	18,458
General and administrative	5,069	7,154	11,958	18,725	28,864
Total share-based compensation expense	18,733	28,048	47,700	72,330	109,337

(5)

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2w and 14 to our consolidated financial statements included elsewhere in this annual report.

(6)

Collections is a non-GAAP financial measure calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections include cash receipts for premium subscriptions purchased by registered users as well as payments due to us under the terms of contractual agreements for obligations we have fulfilled. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement.

The following tables reconcile revenues, the most directly comparable U.S. GAAP measure, to collections for the periods presented:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in USD thousands)
Reconciliation of Creative Subscriptions Revenues to Collections:
Creative Subscriptions Revenues	194,429	274,801	391,347	525,350	644,491
Change in long-term and short-term deferred revenues	37,573	51,398	57,778	54,769	67,272
Creative Subscriptions Collections	232,002	326,199	449,125	580,119	711,763

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in USD thousands)
Reconciliation of Business Solutions Revenues to Collections:
Business Solutions Revenues	9,089	15,302	34,289	78,354	116,597
Change in long-term and short-term deferred revenues	596	568	575	(88)	4,125
Business Solutions Collections	9,685	15,870	34,864	78,266	120,722

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in USD thousands)
Reconciliation of Revenues to Collections:
Revenues	203,518	290,103	425,636	603,704	761,088
Change in long-term and short-term deferred revenues	38,169	51,966	58,353	54,681	71,397
Collections	241,687	342,069	483,989	658,385	832,485

For a description of how we use collections to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating our business because it is a leading indicator of our revenue growth and the growth of our overall business. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for revenues recognized in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate collections differently or not at all, which reduces its usefulness as a comparative measure. You should consider collections along with other financial performance measures, including revenues, net cash provided by (used in) operating activities, and other financial measures presented in accordance with U.S. GAAP.

(7)

Free cash flow is a non-GAAP measure defined as net cash provided by operating activities minus capital expenditures. The following table reconciles net cash provided by operating activities, the most directly comparable U.S. GAAP measure, to free cash flow:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in USD thousands)
Reconciliation of net cash provided by operating activities to free cash flow:
Net cash provided by operating activities	20,876	40,573	83,052	115,709	149,564
Capital expenditures (a)	(6,342)	(4,415)	(12,369)	(14,076)	(22,066)
Free cash flow	14,534	36,158	70,683	101,633	127,498

(a)	Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment.

For a description of how we use free cash flow to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after payment of capital expenditures relating to the necessary components of ongoing operations. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate free cash flow differently or not at all, which reduces its usefulness as a comparative measure. You should consider free cash flow along with other financial performance measures, including revenues, net cash provided by operating activities, and our financial results presented in accordance with U.S. GAAP.

(8)

Number of registered users at period end is defined as the total number of users who are registered with Wix.com with a unique email address and have begun the process of building a website on Wix.com, at the end of the period. Following registration, the length of time that registered users take to design and publish a website varies significantly from hours to years, and many registered users never publish a website. Our use of the term “registered user” herein is not intended to necessarily indicate a certain level of engagement or how close a registered user is to potentially publishing their website. See “Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry.”

(9)

A single registered user can purchase multiple premium subscriptions. Our premium subscriptions purchased in any given period are derived from users that registered with us during that period or during prior periods, or from purchases of premium subscriptions made by Partners who are not necessarily registered users. See “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics—Number of Premium Subscription at period end.”

B. Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. See “Special Note Regarding Forward-Looking Statements” on page i.

Risks Related to Our Business and Our Industry

Our results of operations and future revenue prospects will be harmed if we are unable to generate new premium subscriptions through new or existing registered users or Partners, increase the revenue we generate from existing and new premium subscriptions or retain existing premium subscriptions.

We primarily generate revenue through the sale of premium subscriptions to registered users of our platform, as well as through the sale of additional business solutions to our registered users. The growth of our premium subscriptions base is mainly impacted by the rate at which our registered users upgrade the free web development, design and management software our platform offers them, to premium subscriptions with branding, business solutions and services tailored for more specific business needs. In addition, the growth in the number of premium subscriptions is impacted by direct sales of premium subscriptions to Partners that utilize our platform and market and sell our paid offerings on a larger scale to their customers. In addition to growing our premium subscription base, we also focus on increasing the amount of revenue we generate from each new and existing premium subscription by offering our registered users and Partners additional solutions, features, and applications that could meet specific business needs and enhance such subscriptions.

The renewal rate of premium subscriptions also significantly impacts the overall number of premium subscriptions and, as a result, our revenues. One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. Subscriptions renewing on a yearly or multi-year basis allow for fewer opportunities of failure to renew such subscription than monthly subscriptions, whether deliberately or through failure to update payment information upon expiration. As of December 31, 2019, yearly and multi-year subscription packages constituted approximately 84% of all net active premium subscriptions. In addition, premium subscriptions currently renew automatically at the end of each subscription period unless registered users actively cancel the automatic renewal of their subscription in advance.

A number of factors could impact our ability to retain and attract registered users and Partners that purchase premium subscriptions, and our ability to retain and increase revenue from such premium subscriptions, including:

•

the quality and design of our platform compared to other similar solutions and services;

•

our ability to develop the required new technologies or offer new and relevant products and service offerings to our registered users, premium subscribers and Partners;

•

our ability to successfully attract our existing and new premium users to purchase additional business solutions and services to enhance their subscription;

•

reduction in our users’ spending levels, including due to macro-economic forces or other global circumstances beyond our control, such as the effects of the recent outbreak of the coronavirus pandemic 2019, or COVID-19, the impact of which is still difficult for us to assess at the time this annual report is being filed;

•

pricing decisions we implement for our solutions, and the pricing of our solutions and services compared to our competitors;

•

our ability to bundle certain solutions into an attractive subscription package and the variety of the subscription packages and business applications we offer;

•

our ability to attract and retain Partners to sell our premium subscriptions and/or create websites for their customers on our platform;

•

our ability to develop additional product functionality and administrative back office capabilities for our Partners to adequately sell our products to their customers and properly manage their operations;

•

the reliability and availability of our customer care and account management services provided to our Partners, to provide the proper support required by our registered users;

•

the ability of our customer care team to increase sales of premium subscriptions and other business solutions to our customers;

•

the perceived or actual security, integrity, reliability, quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime, diminished website performance and loading times and the impact of cyber-attacks on our registered users’ data;

•

competitive factors affecting the software as a service, or SaaS, business market, including the competitive landscape and the strategies that may be implemented by our competitors;

•

unexpected increases in the cost of acquiring new registered users, beyond the year over year increase that we experience due to competition in certain geographies;

•

our ability to expand into new geographic markets, including our ability to make our product, support and communication channels available in additional languages; and

•

limitations or restrictions on our ability to bill our registered users on a recurring basis or the manner in which the rebilling is performed.

Our results of operations would be adversely affected if our selling and marketing activities fail to generate new registered users or Partners that purchase premium subscriptions or fail to increase the revenue we generate from each premium subscription to the levels we anticipate.

We acquire new registered users, who may purchase premium subscriptions over time, through paid marketing channels, such as cost-per-click advertisements on search engines and social networking sites, targeted and generic banner advertisements on other sites, and social network influencers who promote our platform. We also acquire new registered users through free traffic sources that lead to our platform, including online searches for our “Wix” name or organic search results for other key words relating to our business, user referrals, and word-of-mouth. Other premium subscriptions are acquired through the selling and marketing activities of our sales and account management team that targets Partners who have direct relationships with potential users and may purchase a higher volume of premium subscriptions. Our selling and marketing activities also focus on increasing revenues from existing premium subscriptions by offering complementary business solutions such as additional features, products and applications, including those developed by third parties.

In order to maintain and grow our revenues, we need to continuously optimize and diversify our marketing campaigns and strategies, aimed at acquiring new registered users, in particular those who are more likely to purchase premium subscriptions, bolster our Partner sales efforts, and increase the revenue for each premium subscription acquired. In the years ended December 31, 2017, 2018 and 2019, advertising expenses were $141.3 million, $165.3 million and $187.3 million, respectively, representing 33%, 27% and 25% of our revenues. To help optimize and diversify marketing campaigns online, we conduct search engine optimization and A/B testing, a marketing approach that aims to identify which changes to our website will increase or maximize user interest and the purchase of premium subscriptions and other business solutions. We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions and additional features and solutions to enhance such premium subscriptions. However, we may fail to accurately predict user acquisitions or interest or to fully understand or estimate the conditions and behaviors that drove historical user behavior and thus, fail to generate the return on marketing we expect. Even if we understand historical patterns, our predictions could be inaccurate. For example, events outside our control, such as announcements by our competitors or other third parties of significant business developments, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. If any of our marketing campaigns prove less successful than anticipated in attracting registered users that purchase premium subscriptions and other business solutions and bolster our Partner sales efforts, if the levels of organic or free traffic to our site decrease, or if we experience an unexpected increase in the marginal acquisition cost of new registered users, we may not achieve our return on investment targets, and our rates of premium subscription acquisitions and revenue per subscription may fail to meet market expectations, which could have a material adverse effect on our results of operations and share price.

In addition, we have also allocated resources and a dedicated team to market and sell our solutions and services to our Partners. We may also invest a significant portion of our marketing expenses on more traditional advertising and promotion of our brand, including through sponsorships with City Football Group Limited and others. The effectiveness of these sales and marketing measures is more difficult to track than online marketing.

If we fail to develop and introduce new products and services, or maintain existing products and services provided to us by third parties that are significant to our users as well as our Partners, or if we fail to keep up with rapid changes in design and technology, our business may be materially adversely affected.

Our future success will depend on our ability to improve the look, function, performance and reliability of our solutions and services, including our integrated third- party business solutions. The development of new and upgraded solutions and new service offerings, including back office administrative tools for our Partners to sell to and service their customers and vertical solutions for specific business segments, involves a significant amount of time of our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. Further, our design team spends a significant amount of time and resources in order to incorporate various design elements, such as customized colors, fonts, content and other features into our new and upgraded solutions, including through Editor X, our new responsive editor geared towards our Partners. The introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending.

We are required to continually gear our product development efforts towards the needs of different customer segments, including our premium subscribers and our Partners, who require certain functionality and design elements in order to adequately sell our solutions to their customers. We must also regularly manage our existing offerings, as we continually test, support, and market these solutions and applications, as well as ensure the continued collaboration with certain third-party products and services that are included in our offering and are significant to our customers, such as G-Suite by Google, which allows our users to create a personalized Gmail email address using their domain name and the offering of domain names for users to purchase as a stand-alone product and connect to their website. Furthermore, our ability to attract new users and increase our premium subscribers and the revenue we generate from each subscription depends, in part, on our ability to increase adoption and usage of the products we offer.

If we are unable to successfully enhance our existing products to meet evolving user and Partner requirements and increase adoption and usage of our products and third-party products, if we are unable to maintain existing products provided to us by third parties that are significant to our registered users and Partners, or if our efforts to increase the usage of our products are more expensive than we expect, if our solutions fail to achieve widespread acceptance, users and potential users may adopt the products and services of our competitors and our revenues and competitive position could be materially adversely affected.

If the security of the data we store in our systems, including personal information or business data of our registered users and their users, is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

Due to the nature of our business, our systems and the systems of our cloud providers with which we contract, store large amounts of data including our data, data of our prospective and registered users, as well as data relating to the visitors, customers and users of our users, which we refer to as our users of users. Such data that we store may include email addresses, geo-location, usage data, business data, passwords and also billing information, such as encrypted credit card numbers, full names, billing addresses, phone numbers and additional information they may view as confidential. Third-party applications available on our platform may also collect such data and share it with us. We do not regularly monitor or review the content that our users, and their users, upload and store, or information we receive from third-party applications and, therefore, we do not control the substance of the content on our servers, which may include personal information. Risks of external or internal unauthorized access or leaks exist.

Although we have implemented data security standards and controls, operating rules and certification requirements, including in accordance with Payment Card Industry, or PCI, Data Security Standards, pursuant to which we have maintained PCI compliance level 1 certification since February 2013, deploy third-party opposing forces (Red Team) to test our vulnerabilities, and constantly monitor our environments via security operations centers, we cannot be sure that the steps that we have taken to protect the security, integrity and confidentiality of the information we, or our users, collect, store, or transmit, will succeed in preventing inadvertent or unauthorized use or disclosure. Our payments system, for example, interfaces with a number of different gateway providers that link to a number of different payment card processors based on jurisdiction and other factors, and depend on the efficacy of secure transmission protocols and related technologies. There can be no assurance that the data security standards we have implemented, including for the collection and transmission of credit card and other payment information, or those of our third-party service providers, will adequately comply with the security standards of any future jurisdiction in which we seek to market our solution. Furthermore, like many online and other companies, we have experienced attempts by third parties to circumvent the security of our systems. We have and are experiencing attempts by hackers to penetrate our internal network and hosted servers using various techniques, including sophisticated tailored phishing attacks and other exploitation of known and unknown vulnerabilities. We may not be successful in identifying, blocking or otherwise preventing access to our systems, despite our security measures. Since techniques used to obtain unauthorized access change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures. Furthermore, we may be unable to promptly detect an attack, for example, in the case of an advanced persistent threat where unauthorized system access was obtained in advance and without our knowledge in preparation for a future attack. In addition, we rely on outside parties to provide physical security for our facilities, including data centers. Any physical breach of security could result in unauthorized access or damage to our systems.

If our security measures are breached, whether because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed, exploited or abused in any way, including through our Corvid by Wix solution (previously named Wix Code), and, as a result, an unauthorized party accesses any of our registered users’ data or the data of their users, or otherwise gains control of our platform, or if it is perceived that any unauthorized access has occurred (such as when users utilize weak passwords or their credentials are disclosed, stolen or lost), our brand may be negatively impacted, we may be unable to acquire new registered users or Partners, our relationships with our registered users or Partners may be damaged, our registered users may choose to cancel their premium subscriptions, and we could incur liability and be subject to regulatory investigations and fines, negatively impacting our financial performance, all of which may result in a decline of our share price. Even if such a data breach affects a competitor and does not arise out of our actions or inactions, the resulting concern about using our platform could negatively affect our business.

In addition, many jurisdictions have enacted laws requiring companies to notify individuals (and regulators) of data security breaches involving certain types of personal information, and, in addition, our agreements with certain of our providers require us to notify them in the event of a security incident. These mandatory disclosures regarding a security incident sometimes lead to negative publicity and may cause our registered users or providers to lose confidence in the effectiveness of our data security measures. We could be required to devote significant resources to investigate and address a security incident. Following the introduction of Wix Payments and the increased storage of personal and financial information of our users and their users, a violation of data privacy or security laws, many of which focus on personal financial and payment information, could lead to reputational harm, loss of business, legal action and / or regulatory inquiries, resulting in monetary, other penalties or other consequences that could negatively impact our reputation and adversely affect our operating results and financial condition.

If our data security measures fail to protect the encrypted credit card details, passwords or personal information adequately, we could be liable to both our registered users and their users for any related losses (such as fraudulent credit card transactions), as well as certain of our providers under our contractual agreements, including fines and higher transaction fees. Additionally, we could face regulatory action, and our registered users and providers could terminate or materially change their relationships with us, any of which could harm our business, results of operations or financial condition. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular data related claim. Our existing general liability insurance coverage and coverage for errors and omissions may not continue to be available on acceptable terms in the future or may not be available in sufficient amounts to cover one or more large data related claims. The insurer may also deny coverage for any future data related claim. The successful assertion of one or more large data related claims against us that exceeds our available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of registered users and premium subscriptions and to grow our revenues from such subscriptions may be impaired, and our business and financial results may be harmed.

Maintaining, promoting and enhancing the Wix brand is critical to expanding and retaining our base of registered users and Partners that may purchase premium subscriptions and business solutions over time. We promote and enhance our Wix brand by marketing our solutions and services primarily through cost-per-click advertisements on search engines and social networking sites and maintaining an active online presence, including engagement with online influencers, free and paid banner advertisements on third-party websites, small Wix advertisements on the websites of our registered users who do not have a premium subscription, cultivation of a community of web designers to build websites for our users and purchase premium subscriptions and additional solutions for them, operation of an affiliates program, engagement with Partners that provide website building services to their customers using our solutions, and more traditional advertising methods such as sponsorships and television commercials. Our Wix brand is also promoted through free sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines.

Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, secure, innovative and relevant solutions and services, which we may not do successfully or may not do as successfully as our competitors. We may introduce new solutions or terms of use that registered users do not like, which may negatively affect our brand. The ability of our customer care team to provide customer support to our users at a highly professional level may influence the way the market perceives our brand. Additionally, if registered users have a negative experience using third-party applications and websites integrated with Wix, such an experience may affect our brand. Our Wix Marketplace enables independent web designers to offer their services to registered users who engage them directly. We do not conduct any evaluation of these designers’ credentials. Our App Market enables third-party independent developers to offer their applications to our registered users. We conduct a limited evaluation of the developers of third-party applications in our App Market that is focused mainly on the technical functionality of applications. There is no assurance that the applications in our App Market meet data security or privacy industry standards. Our reputation may be harmed if any of the services provided by these independent designers and developers do not meet registered users’ expectations of quality, data privacy or security. Our Partners customarily build websites for their customers using our platform and may fail to do so successfully or to the satisfaction of their customers, which may harm our brand and reputation. Certain third-party providers that our registered users rely on, may discontinue their engagement with us, which could have an adverse effect on our reliability and reputation. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. Additionally, errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platform, including the products and solutions we license from third parties, may harm our reputation and brand and adversely affect our ability to attract new users and premium subscriptions, especially if these errors occur when we introduce new services or features, all of which may reduce our revenues. In addition, if our reputation is harmed we may be unable to sell our products through Partners who may be less inclined to offer our services to their customers. If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, we could be subject to claims regarding our business and our financial results may be adversely affected.

We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our rapid growth.

Our future success and ability to maintain effective growth will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, designers, developers, product managers, customer care representatives and finance and legal personnel. In addition to hiring and integrating new employees, we must continue to focus on retaining our best employees who foster and promote our innovative corporate culture.

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which require us to compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region. We also engage a team of developers in Ukraine, and we have engaged a team of local developers in Lithuania and Germany in order to benefit from the significant pool of talent that is more readily available in each of those markets. Many larger companies expend considerably greater amounts on employee recruitment and may be able to offer more favorable compensation and incentive packages than us. If we cannot attract or retain sufficient skilled research and development, marketing, operations and customer service professionals, our business, prospects and results of operations could be materially adversely affected. In particular, we have experienced a competitive hiring environment in Israel, where we are headquartered.

If we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer. Key personnel may further solicit other team members to leave with them, and our business could suffer from an additional loss of talent. We do not carry key person insurance on any of our executive officers or other key personnel. We have entered into employment and services agreements with our executive officers and key employees that contain non-compete covenants. Despite these agreements, we may not be able to retain these officers and employees. If we cannot enforce the non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or prevent our employees from establishing their own competing ventures, either of which could materially adversely affect our business and results of operations. To the extent we hire personnel who were previously employed by our competitors, we may be subject to allegations that they have been improperly solicited or that they divulged proprietary or other confidential information. In addition, we have grown significantly in recent years and it may be harder to retain employees that seek to work in a smaller organization.

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

In addition, due to our rapid growth, which has raised the profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and/or increase retention costs.

We are subject to data privacy and data protection laws and regulations, including the EU General Data Protection Regulation, the EU ePrivacy Directive, and the California Consumer Privacy Act, as well as our contractual data privacy and security obligations and our failure to comply with any of these regulations or obligations, may subject us to sanctions and damages and could harm our reputation and business.

We are subject to the data privacy and security laws and regulations adopted in Israel, Europe, the U.S., Russia and other jurisdictions. In recent years, there has been an increase in attention to, and regulation of, data privacy across the globe, including in the U.S.

The European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. For example, the European Union adopted the EU’s General Data Protection Regulation, or GDPR, in April 2016, which replaced the European Data Protection Directive (Directive 95/46/EC) and includes more stringent obligations for online businesses. The approved regulation became effective in May 2018 and replaced, to a large extent, the data protection laws of each European Union member state. The GDPR results in more stringent requirements for data processors and data controllers. Such requirements include more fulsome disclosures about the processing of personal information, enhanced data retention limits and deletion requirements, mandatory 72 hour notification by data controllers to regulators in the case of a data breach and elevated standards regarding valid consent in some specific cases of data processing. The GDPR also includes substantially higher penalties for failure to comply; among others, a fine up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed. In addition, national laws introduced under the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) require companies, among other requirements, to obtain consent from users to store or access information located on a user’s computer or mobile device, after providing clear and comprehensive information about the access and storage of such user’s information, and mainly regulate the use of cookies, web beacons and similar technologies.

The California Consumer Privacy Act, or CCPA, took effect in 2020 and allows for fines of up to $7,500 per violation and introduces a private right of action in relation to certain data security breaches. Since the enactment of the CCPA, new data privacy and security laws have been proposed in the U.S. Congress and in more than half of the states in the United States, reflecting a trend toward more stringent data privacy legislation in the United States. We expect that there will continue to be new proposed laws, regulations, and industry standards concerning data privacy, data protection, and information security in the U.S. and other jurisdictions, and we cannot determine the impact such future laws, regulations, and standards may have on our business.

Such complex laws are often inconsistent and may be subject to amendment or re-interpretation and may be implemented in a non-uniform way in many jurisdictions around the world, and we may not be aware of every development that impacts our business. For instance, different data protection authorities in the EU published guidelines regarding the correct usage of cookies and stated different requirements for data controllers. These different guidelines often contradict each other and are subject to change in the future. This may cause us to incur significant costs and expend significant effort to ensure compliance. Furthermore, the more stringent requirements, including those on user notifications related to data privacy and data handling require us to adapt our business and incur additional operational costs. Due to the accessibility of our services worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy or data protection laws even in jurisdictions where we have no local entity, employees or infrastructure. Where the local data privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data or the data of their users that we collect, process and/or store is only collected, processed and/or stored in accordance with applicable local law. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. For example, effective as of September 1, 2015, the Russian parliament adopted a set of amendments to the Russian Federal Law on Personal Data, stating that personal information pertaining to Russian citizens must be stored in databases located in Russia. Furthermore, new privacy regulations implemented in Turkey, regulate among others, the cross-border transfer of personal information, and apply different requirements that may impact the way we process Turkish users’ data.

We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards relating to data privacy and security. We have certain data privacy and security-related obligations to our registered users based on our privacy policy and terms of use, and we may be contractually liable to third parties in the event we are deemed to have wrongfully processed personal information. A failure by us or a third-party contractor providing services to us to comply with applicable data privacy and security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our registered users, may result in sanctions, statutory or contractual damages or litigation and may subject us to reputational harm. These proceedings or violations could force us to spend money in defense or settlement costs, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resources, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions. Government agencies and regulators have reviewed, are reviewing and will continue to review, the data privacy and data security practices of online media companies, including their data privacy and data security policies and processes. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the data privacy and security practices of a number of online social media companies. The possible outcome of such reviews may result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in the degradation of our products, our business could be harmed. Governmental agencies may also request or take registered user data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

The growing awareness of our users of data privacy and protection laws and regulations could limit the use and adoption of our services, limit the user data we process for our marketing activities and adversely affect our business.

In general, data privacy concerns are becoming more widely acknowledged and data privacy laws are being enacted and enforced by a growing number of states and countries as time passes. Such data privacy laws restrict our storage, use, processing, disclosure, and transfer of personal information, including credit card data obtained in relation to our registered users, and their users. Many of these laws require us to maintain an online privacy policy and terms of use that disclose our practices regarding the collection, processing, and disclosure of personal information. This could lead to the loss of current or prospective users or other business relationships and may cause our users to resist providing the personal information necessary to allow them to use our platform effectively and their users may also resist providing personal information to our users due to data privacy and security concerns. Additionally, the GDPR, the CCPA, new and expanding ‘Do Not Track’ regulations and other legal and regulatory changes are making it easier for individuals to opt-out of having their personal data collected through an opt-out button, and to choose whether or not to be tracked online, which could result in higher rates of opting out or prevention of our online tracking which can impact our operation and decrease the demand for our products and services due to users’ resistance towards providing their personal data and digital tracking.

We expect that third-party intermediaries will emerge that offer services involving individuals opting out of their personal data being collected at scale (i.e., from all platforms, including ours). Such limitations may impair our ability to grow our business and to continue to process and store the information we need for our marketing analysis, and our results of operations and financial condition could suffer.

We have implemented certain measures to protect personal information, including data of our users of users, but these measures may not adequately address all potential data privacy concerns and security threats and may fail to meet the expectations of our users, and their users, or other stakeholders, which could thereby reduce the demand for our services. Furthermore, our users or service providers may respond to this data protection and privacy regulatory framework by requesting that we undertake certain privacy or data related contractual commitments that we are unable or unwilling to make, all of which can harm our business and our financial results.

Our future prospects may be adversely affected if we are unable to generate revenues from sources other than our premium subscription packages, which comprise a majority of our Creative Subscriptions segment.

In addition to Creative Subscriptions revenues generated from our premium subscription packages and domain registrations, we generate Business Solutions revenues from additional products and services that are offered to all of our registered users to enhance their digital presence, including revenue from the sale of applications, including email services provided by Google’s G-Suite, applications sold through our App Market or elsewhere on our platform, Ascend by Wix, Wix Answers, Wix Logo Maker, and from revenue sharing agreements we have for sale of payments services through Wix Payments. Although revenues generated from our Business Solutions segment grew by almost 50% for the year ended 2019 compared to the year ended 2018, we cannot offer any assurances that these segment revenues will continue to grow at a similar pace or that sales of applications or other value-added solutions and services we may offer in the future will be a significant part of our revenues. Material changes in our agreements with certain providers may significantly affect our ability to generate revenues from sources associated with such providers. If we do not succeed in selling these items, our future prospects may be adversely affected.

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

Depending on how Wix Payments and our other payment solutions evolve, we may currently, or in the future, be subject to laws and regulations, either in existing or new jurisdictions, relating to our payment facilitation services. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make changes to our platform, any of which could have an adverse effect on our business, financial condition and results of operations.

The payment card networks, such as Visa and MasterCard, have also adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and acquiring banks. The rules and regulations adopted by the payment card networks include the PCI Data Security Standards, or PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks, which may include indemnification clauses. Such failure to comply may subject us and/or our users to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us or our users from processing or accepting debit and credit cards, or could lead to a loss of payment processor partners. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of registered users or participants or regulatory or criminal investigations. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our registered users, which would adversely affect our business, operating results and financial condition.

If we fail to maintain a consistently high level of customer care, our brand, business and financial results may be harmed.

We believe our focus on customer care is critical to retaining, expanding and further penetrating our user base, as well as converting registered users into purchasing premium subscriptions. As a result, we have invested in the quality, training and expansion of our customer care operations and call center personnel. If we are unable to scale up and maintain a consistently high level of customer care, we may lose existing registered users, we may be unable to increase conversion to premium subscriptions, or increase sales of additional products to existing users with premium subscriptions, and we may not see a return on our investment in our customer care operations. In addition, regardless of the performance of our customer care and call center, users of online services base their purchasing decisions on a number of factors, including price, design, integration abilities, functionality of services, reputation and ease of use. If we fail to maintain adequate customer care and ease the use of our platform’s functionality in accordance with our users’ needs, our reputation, financial results and business prospects may be materially harmed.

Exchange rate fluctuations may negatively affect our results of operations.

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2019, approximately 70% of our revenues were denominated in U.S. dollars and approximately 30% in other currencies, primarily in Euros, British Pounds and the Brazilian Real. Conversely, in 2019, approximately 68% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 28% in New Israeli Shekels, or NIS. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any). We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have increased our net loss by approximately $23 million in 2019. We estimate that a 10% concurrent devaluation of foreign currencies including Euro, British Pound, Brazilian Real, Japanese Yen and Russian Ruble against the U.S. dollar would have increased our net loss by approximately $21 million in 2019. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses and revenues, as appropriate and as reasonably available to us. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, and failure to protect against cyber-attacks, could adversely affect our business.

We rely on collocated servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, and we have additional data centers in other locations to improve our performance. The vast majority of our data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon.com, Inc., as well as by additional providers that we may need for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment remains stored in servers leased from Hostway Services, Inc., which, in the past, hosted a more substantial amount of our data. If our server providers are unable or ceases, for any reason, to make its data centers available to us without sufficient advance notice, we would likely experience delays in billing our customers, until migration to an alternate data center provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

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

We and our hosting providers have in the past been, and expect to continue to be, subject to cyber-attacks, which have caused interruptions in our service. For example, we have been, and continue to be, the target of malicious denial-of-service, or DDoS attacks, a technique used by hackers to take an internet service offline by overloading its servers. Recent attacks have demonstrated that DDoS attacks continue to grow in size and sophistication and have an ability to widely disrupt internet services. The scale of some of these attacks against us has caused us and some of our registered user websites to experience significant but intermittent downtime. While none of these actual or attempted breaches has had a material impact on our operations or financial condition, we cannot provide any assurance that our business and results of operations will not be negatively materially affected by such breaches in the future.

Our servers, data centers and other facilities are also vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events. Although we have multiple data centers, disruptions to any of these servers or facilities could interrupt our ability to provide our platform and solutions and materially adversely affect our business and results of operations.

Any disruption, disabling, or attack affecting our equipment and systems and the hardware, software and infrastructure on which we rely could result in a data security or privacy breach. Whether such event is a result of physical human error or malfeasance (whether accidental, fraudulent or intentional) or electronic in nature (such as malware, virus, or other malicious code), such an event could disrupt or delay our ability to provide our platform and solutions to subscribers, result in the unauthorized access to and disclosure of personal or confidential data, result in loss or corruption of data we store, subject us to legal liability and regulatory inquiry, harm our reputation and materially adversely affect our business and results of operations.

Our results of operations and business could be harmed if we fail to manage the growth of our infrastructure effectively or fail to expand our infrastructure into additional geographic locations.

We have experienced rapid growth in our business and operations, which places substantial demands on our operational infrastructure. The scalability and flexibility of our cloud-based infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth. The significant growth in the number of registered users and transactions, and new developments and functionalities offered on our platform, has increased the amount of both our stored marketing and research data and the data of our registered users and their users. In the future, we may be required to allocate resources, and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, in order to handle increased customer traffic or in order to comply with data protection regulations in jurisdictions in which we provide our services. Any loss of such data due to disruptions in our infrastructure could result in harm to our brand or reputation. Moreover, as our registered user base grows, and as registered users rely on our platform for more complicated activities, we will need to devote additional resources to improving our infrastructure and continuing to enhance its scalability, in order to maintain the performance of our platform and solutions. Our need to effectively manage our operations and growth will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our growth. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.

We may face increased competition in a highly competitive market.

While there are other providers who offer features similar to those found in our solutions, we believe that we do not compete with traditional web development firms as we focus not only on web development but also on creativity, technology, design and complementary business solutions. Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers, as well as large service companies who offer domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or have one built by their workforce. Additionally, we may face competition from other companies that offer solutions that are competitive with the features offered within our Business Solutions, such as email service providers, payment facilitators, customer service platforms, and logo designers. In the future, we may also experience increased competition from web design companies if they broaden their product and service offerings, or lower their pricing. In addition, it is possible that other providers may in the future decide that offering a comprehensive platform similar to our platform represents an attractive business opportunity. In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources. Such companies may use these advantages to offer solutions and services similar to ours at a lower price, develop different solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. We may also face competition from companies that offer their products and services to web design agencies and development professionals who create a web presence for their own customers. Increased competition could result in us failing to attract users and obtain premium subscriptions, including sales of premium subscriptions through our Partners, at the rate we expect, or maintain or increase our revenues from such premium subscriptions. It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.

Our business could be disrupted by catastrophic events, such as the recent outbreak of COVID-19.

The occurrence of any catastrophic event, including earthquake, fire, flood, tsunami, or other weather event, power loss, telecommunications failure, software or hardware malfunctions, cyber-attack, war, or terrorist attack, could result in lengthy disruptions in our service. Further, outbreaks of pandemic diseases, such as the recent outbreak of COVID-19, or the fear of such events, could provoke responses, including government-imposed travel restrictions, grounding of flights, and shutdown of workplaces, which would require us to find locations and solutions for our workforce to continue to work remotely. Recently, due to the outbreak of COVID-19, the governments of the state of Israel and the state of California, as well as the governments of other jurisdictions have imposed lockdown measures on their populations, to varying degrees, which can have an impact on our ability to continue operating at the same capacity that we are accustomed to. Disruptions to business operations could result from employees and suppliers in areas affected by the outbreak being quarantined. Users in highly affected areas may experience a decrease in their business and operations, which could subsequently affect the revenues we are able to generate from those users. Even with our disaster recovery arrangements, our service and customer care activities could be disrupted. If our systems were to fail or be negatively impacted as a result such an event, our ability to deliver products to our users would be impaired or we could lose critical data. Although the impacts of the global emergence of COVID-19 on our business are not currently known, if we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster or pandemic event, such as COVID-19, and successfully execute those plans in the event of a disaster or emergency, our business, results of operations, financial condition, share price, and reputation would be harmed.

We have experienced rapid growth in headcount, both locally and internationally, and expect continued future growth. If we fail to manage our growth in headcount effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. Furthermore, our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

As of December 31, 2019, we had 3,071 employees and contractors, which represents an approximately 23.5% net growth in headcount since December 31, 2018. We currently have offices in Tel Aviv and Beer Sheba in Israel; San Francisco, Miami, New York, Phoenix, and Los Angeles in the U.S.; Vancouver, Canada; Kiev and Dnipro in Ukraine; Vilnius, Lithuania; Dublin, Ireland; Berlin, Germany; Tokyo, Japan; and Santana de Parnaiba, Brazil. We intend to further expand our overall business, including our headcount, and we may face challenges finding suitable office spaces which can accommodate our growth whilst maintaining our corporate culture, with no assurance that our revenues will continue to grow accordingly. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. In addition, as we have grown, we have significantly expanded our lease commitments and we plan to further expand such commitments. Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources.

In addition, we believe that an important contributor to our success has been, and will continue to be, our corporate culture, which we believe fosters innovation, teamwork, passion for our users, and a focus on attractive designs and technologically advanced products. Other than our executive officers, most of our employees have been with us for less than two years. As we continue to grow and evolve both in Israel and internationally, we must effectively integrate, develop and motivate a growing number of new employees. As a result of our rapid growth, we may find it difficult to build and maintain our strong corporate culture, which could limit our ability to innovate and operate effectively. Additionally, liquidity available to our historic employee security holders because of our rising share price could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Any failure to preserve our culture could also negatively affect our ability to retain current and recruit new personnel, continue to perform at current levels or execute on our business strategy.

Our revenues may not increase if we are unable to maintain market share for mobile sites and applications, or if our mobile products fail to achieve widespread acceptance, which may affect our business and future prospects.

Consumers are increasingly accessing the Internet through devices other than personal computers, such as mobile phones, smartphones and tablets. This trend has increased dramatically in the past few years and is projected to continue to increase. Acknowledging this trend, we launched our first free mobile offering in 2011, offering our registered users the ability to quickly and easily deploy an HTML5 mobile-optimized website and followed with a further enhanced mobile product in October 2013. In the fourth quarter of 2016, we launched the Wix App, a mobile application available on iOS and Android that allows our users to create and manage content on their websites from a mobile device. In the second quarter of 2018, we launched Wix on Mobile, which allows users to create a site using artificial design intelligence, or ADI, technology, customize its look and publish it, all from a mobile device. In the first quarter of 2020, we unveiled Editor X, a website creation platform offering advanced design and layouting capabilities which was built for designers across all devices. The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, evolving industry standards, continuous improvement in performance characteristics and rapid adoption of technological and product advancements. We may incur additional costs in order to adapt our current functionalities to other operating systems and we may face technical challenges adapting our products to different versions of already supported operating systems, such as Android variants offered by different mobile phone manufacturers. Furthermore, use of native applications is also subject to applicable terms of use of third-party application stores. If we are unable to offer continual improvements to our mobile solutions or adapt their functionalities to new and different operating systems, our mobile solutions may fail to achieve widespread acceptance by our registered users. Additionally, the providers of certain platforms, such as Apple, may limit or restrict access entirely to their platforms. Therefore, our revenues may not increase even if we continue to penetrate the mobile device market. Furthermore, we are dependent on the interoperability of our products with third-party mobile devices and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect usage of our products.

Our business could be affected by the enactment of new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted the use of the Internet in most parts of the world. The legal and regulatory environment pertaining to the Internet, however, is uncertain and may change. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. These changes could affect:

•

the liability of online service providers for actions by customers, including fraud, illegal content, spam, phishing, libel and defamation, hate speech, infringement of third-party intellectual property and other abusive conduct;

•

other claims based on the nature and content of Internet materials;

•

user data privacy and security issues;

•

consumer protection risks;

•

digital marketing aspects;

•

characteristics and quality of services;

•

our ability to automatically renew the premium subscriptions of our users;

•

cross-border e-commerce issues; and

•

ease of access by our users to our platform.

The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business, subject our business to increased liability for non-compliance or prevent us from delivering our services over the Internet or in specific jurisdictions, thereby materially harming our business and results of operations.

Activities of registered users or the content of their websites could render us liable as a provider of online services, damage our reputation and brand, or harm our ability to expand and retain our base of registered users and premium subscriptions, and our business and financial results.

Certain jurisdictions, including the United States and certain European countries, among others, have adopted laws relating to the liability of providers of online services for activities of their users and other third parties, including with respect to defamation, threats or incitement to violence, sale or purchase of illegal goods, exploitation of minors and others, terrorist activities, invasion of privacy and other torts, copyright and trademark infringement such as the recent directive of the European Union which may impose liability for copyright infringement on certain online platforms, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users.

Certain actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or registered users acting under false or inauthentic identities or using our product to conduct illegal activities could negatively affect our reputation and brand and impose liability on us. This particularly applies to our registered users who do not have premium subscriptions and who, therefore, maintain the “Wix” logo on their websites. We do not monitor or review the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage. While we have adopted policies regarding illegal or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our registered user base, and our business and financial results.

Furthermore, in the framework of Wix Payments we act as a payment facilitator for our users, pursuant to which we are required to monitor our users’ activity to ensure their compliance with certain standards applied by our payment networks. We may fail to appropriately monitor our users’ activity and be subject to liability.

At present, we do not require that our registered users post on their websites, or require their users to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy. If our registered users do not post the appropriate documentation and policies on their websites and require their users’ consent to be bound by the terms of such documentation and policies, or should our registered users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communication Decency Act, then they may expose themselves to civil and criminal liability under applicable law, for example, where their users post information which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights or where our registered users or their suppliers fail to process personal information in accordance with applicable law. It is possible that we could also be subject to liability.

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

We have incurred net losses in each fiscal year since our inception and, as of December 31, 2019, we had an accumulated deficit of $405 million. We expect that our operating expenses will continue to increase in the near term, primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions. We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining and increasing the amount of revenues per premium subscription, in order to achieve profitability. Nevertheless, if we are unable to grow our premium subscriptions at the required rate or maintain or increase revenues per premium subscription, or if we incur unexpected expenses or choose to incur expenses that we believe are necessary or desirable (such as to invest in businesses, research and development or technologies that we believe will be important for our business), we may be unable to achieve profitability at the time expected by investors, or at all. Even if we achieve profitability, we may be unable to achieve or sustain profitable operations.

We rely on search engines and social networking sites to attract a meaningful portion of our registered users and for select social media data, and if those search engines or social networking sites change their listings or policies regarding advertising or data sharing, or increase their pricing or suffer problems, it may limit our ability to attract new registered users and potential Partners or collect valuable data.

We rely on search engines and social networking sites to attract new users, and many of our registered users locate our website and solutions by clicking through on search results displayed by search engines such as Google and Yahoo!, and advertisements on social networking and other media sites such as Facebook and YouTube. Search engines typically provide two types of search results, natural (i.e., non-paid) and purchased listings. Search page ranking level based on natural search results is determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased. Advertisers can also pay search engines to place listings more prominently in search results and websites in order to attract users to advertisers’ websites. We rely on natural searches in order to attract free traffic to our website. We seek to increase the likelihood that our website is displayed prominently when a potential user searches for a way to build a website. Nevertheless, we cannot be sure that our efforts to optimize search engine results will succeed. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. In addition, some of the social media data provided by these search engines or social networking sites that we analyze to improve our strategy for attracting users to our platform, are provided to us pursuant to third-party data sharing policies and terms of use or under data sharing agreements by third-party providers. If search engines or social networking sites on which we rely for algorithmic listings or for data collection, modify their algorithms or change their terms of use or policies, our websites may appear less prominently or not at all in search results, which could result in fewer potential users or potential Partners clicking through to our website, and our ability to collect data may be impaired. Furthermore, competitors may bid on our name from search services in an attempt to capture potential traffic. Preventing such actions and recapturing potential traffic could increase our expenses. Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising or could also interpret our data collection policies or practices as being inconsistent with their policies. If any change to these policies delays or prevents us from advertising through these channels, this could result in fewer users clicking through to our website and could harm our ability to generate revenue from these potential users and collect valuable data.

Our business is susceptible to risks associated with international sales and the use of our platform in various countries as well as our ability to localize our platform is such countries.

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

In addition, we are looking to expand our presence in new markets, including in emerging countries, for which we are in the process of localizing our products in terms of the languages and currencies we use, expanding our systems to accept payments in forms that are common in these target markets and tailoring our customer care, to provide our users with a local experience and cater to their specific needs. We intend to continue our international expansion efforts, including by partnering with large local sales channel partners who can assist us to penetrate new markets. To achieve our goals, we must continue to hire and train experienced personnel to staff and manage our international expansion. Our international expansion efforts may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target, or if we engage with a Partner who is not appropriately qualified to operate in local markets. In addition, the expansion of our existing international operations and entry into additional international markets has required, and will continue to require, significant management attention and financial resources. We may also face pressure to lower our prices in order to compete in emerging markets, which could adversely affect revenue derived from our international operations. These and other factors associated with our international operations could impair our growth prospects and adversely affect our business, operating results and financial condition.

We may face challenges expanding our premium subscription base and increasing revenues in emerging markets due to difficulties in these markets associated with payment collections as well as legal, economic, tax and political risks that are greater than in more developed markets.

Expanding our business into emerging markets is an important component of our growth strategy and presents challenges that are different from those associated with more developed international markets. In particular, regulations limiting the use of local credit cards and foreign currency could constrain our growth in certain countries. For example, regulations in certain countries do not permit recurring charges on credit cards. We have established subsidiaries in certain foreign jurisdictions and may continue to expand into new jurisdictions in order to facilitate local payments, and may be subject to local regulations in such respective jurisdictions. It is often difficult to establish an effective local business model, and we may need to enter into agreements with third parties to process, on our behalf, payments via credit cards or alternative payment methods, including offline payment methods, or otherwise modify our business plans or operations in order to establish a local presence in emerging countries, which may delay our entry into these markets or increase our costs. Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods including offline, and we may encounter sudden currency devaluations. Currency controls in emerging countries may make it hard for us to repatriate collections or profits that we generated in a particular country. It is possible that the governments of one or more countries may censor or block access to the Internet or specifically our website due to political concerns or in response to certain incidents or events, thereby preventing people in these countries, including our registered users, from accessing our products. The growth of our business may be materially adversely affected if we are unable to expand our registered user base in emerging markets.

We may make acquisitions and investments, which could result in operating difficulties and other harmful consequences.

From time to time, we evaluate potential strategic acquisition or investment opportunities. Any transactions that we enter into could be material to our financial condition and results of operations. As described in Item 4.A. under the header “Information on the Company-History and Development of the Company–Our History,” in 2017, we acquired U.S. - based DeviantArt, Inc., or DeviantArt. Prior to the DeviantArt acquisition, we had not made any significant acquisitions and our management has not had any experience making significant acquisitions or integrating acquired businesses. Additionally, in February 2020, we acquired U.S.-based InkFrog, Inc. and in March 2020 we acquired the assets and key employees of WebsPlanet Ltd. The process of integrating an acquired company, business or technology, could create unforeseen operating difficulties and expenditures. We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition or any other complementary businesses or technologies we acquire in the future. Acquisitions and investments we evaluate from time to time may carry with them a number of risks, including the following:

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

•

share-based dilution as a result of equity grants to new hires of our acquired companies;

•

incurrence of acquisition-related costs; and

•

unrealistic goals or projections for the acquisition.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments we evaluate from time to time could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and expenses and harm our business, results of operations and financial condition.

Existing federal, state and foreign laws and regulations governing the senders of commercial emails and text messages, and other consumer protection laws as well as standards of conduct implemented by private entities, could impact the use of our products and potentially subject us and our users to regulatory enforcement or private litigation.

Certain regulatory regimes, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establish specific requirements for commercial email messages and specific penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, certain states and foreign jurisdictions prohibit sending unsolicited emails unless the recipient has provided the sender with advance consent to receive such email. We may be found liable in the event we are deemed to have been non-compliant with any such requirements. Furthermore, the ability of our users to opt out from receiving commercial emails from us, may decrease the effectiveness of our email marketing strategy and may subject us to legal exposure if we do not adequately honor the user’s opt out request.

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

Compliance with other consumer protection laws and regulations such as the Telephone Consumer Protection Act of 1991, or TCPA, meant to protect recipients of tele-marketing phone calls or text messages, FTC and Federal Restore Online Shoppers Confidence Act of 2010, or ROSCA, regulations, addressing subscription auto-renewal disclosure requirements, refund policy disclosure requirements, and other requirements relating to proper disclosure of our terms of use, could increase our costs of doing business or subject our business to increased liability for non-compliance, and could materially harm our business and results of operations. We may also potentially be subject to further legal exposure in the event our users are non-compliant with any of the above regulatory and industry standards with respect to their users.

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

Our ability to offer domain name registration is subject to our ongoing relationship with, and continued accreditation by, ICANN. Additionally, we continue to face the risks that:

•

the terms of the Registrar Accreditation Agreement, or RAA, under which we are accredited as a registrar, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN, thereby preventing us from operating our registrar service, or ICANN could adopt unilateral changes to the RAA that are unfavorable to us, that are inconsistent with our current or future plans, or that affect our competitive position;

•

international regulatory or governing bodies, such as the International Telecommunications Union, a specialized agency of the United Nations, or the EU, may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation and oversight; and

•

ICANN or any third-party registries may implement policy changes impacting our ability to operate as a domain name registrar.

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

If we are unable to attract a more diverse customer base, such as Partners, mid-size, large and enterprise level companies, and tech savvy users, for which we have developed more customized solutions and applications, our business, growth prospects and operating results could be adversely affected.

Our business has been focused in the past few years on serving users who are considering starting a business and small or medium-sized businesses and ventures that are up and running but need help growing and expanding their digital capabilities. Recently, our business is also focused on new user segments, such as Partners and mid-size, large and enterprise level companies, for which we are developing new features and applications, such as back office functionality required to serve their customers and manage a large volume of subscriptions. Some of our newly developed products are suited for more technically skilled users or web developers, such as Corvid by Wix, which we launched in July 2017 under its previous name Wix Code, that enables our users to build advanced and content-rich websites and applications using their advanced development capabilities. In February 2020, we introduced Editor X, a website creation platform offering advanced design and layouting capabilities specifically targeted at our Partners. If we are unable to increase sales of our products to Partners, mid-size, large and enterprise level companies, tech savvy users, or other customer segments we may target at, our estimated total addressable market may be overstated and our business, growth prospects and operating results may be adversely affected.

Our business will suffer if the small business market for our solutions proves less lucrative than projected or if we fail to effectively acquire and service small business users.

A majority of our premium subscriptions are from small businesses. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our solutions, especially in times of economic uncertainty or recessions. We believe that the small business market is underserved, and we intend to continue to devote substantial resources to it, including through our Partners who sell directly to their customers, some of which are small businesses. We aim to grow our revenues by adding new small business customers, selling additional business solutions to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium solutions. If the small business market fails to be as lucrative as we project or we are unable to market and sell our services to small businesses effectively, directly or through our Partners, our ability to grow our revenues quickly and become profitable will be harmed.

Our relatively short operating history in a developing market and our increasing efforts selling to new customer segments might make it difficult to evaluate our current business and future prospects, and may increase the risk that we will not be successful.

We were founded in 2006 and the majority of our revenue growth has occurred since 2011. This history may not be long enough to effectively assess our future prospects or predict our future performance.

We also operate in a relatively developing market, compared to older and more established industries, the development of which may be difficult to predict, and that may not develop as expected. In addition, we have recently increased our efforts to sell our products and services, including within our Business Solutions segment, to Partners and mid-size, large or enterprise level companies. We believe that the growth in our registered user base and revenues may indicate that our business strategy is successful, but you should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that we operate in a relatively developing market, that elements of our business strategy, including the increased focus on sales through Partners, remain subject to ongoing development, and that new competitors may enter our market and existing competitors are also growing their businesses, including through consolidation and mergers and extension of their marketing budgets.

If we do not or cannot maintain the compatibility of our platform and solutions with changes and developments in third-party applications, or if the third-party applications that we offer fail to keep pace with competitors’ offerings, the demand for our solutions and platform could decline.

The attractiveness of our platform depends, in part, on our ability to integrate third-party applications and services which our registered users desire, into their websites, or develop and offer those applications independently. Third-party application providers may change the features of their applications and platforms or alter the terms governing the use of their applications and platforms in an adverse manner. Further, third-party application providers may discontinue their engagement with us, or refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business. Additionally, competitors may offer functionality which our registered users desire, that offer better functionality than the third-party applications or integrated solutions in our platform. If we fail to integrate our platform with new third-party applications that our registered users need for their websites or develop them independently, or adapt to the data transfer requirements of such third-party applications and platforms or any other requirements, we may not be able to offer the functionality that our registered users expect, which would negatively impact our offerings and, as a result, harm our business.

Because we recognize revenues from premium subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in full in our operating results.

A majority of our revenues are recognized over the term of our contracts. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from premium subscriptions entered into during previous quarters. Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not fully reflected in our results of operations until future periods.

Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which registered users interface with our platform.

The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise. In the future, operating system providers, such as Microsoft or Apple, or any other provider of Internet browsers, could introduce new features that would make it difficult to use our platform. In addition, Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites. For example, operating systems or major Internet browsers, such as Firefox, Microsoft Edge, Google Chrome or Safari, could become unstable or incompatible with HTML5-based products and solutions. Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for registered users to access our platform, or users of users to access our registered users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects.

We are subject to trade and economic sanctions and export laws that may govern or restrict our business, and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws.

U.S. Laws and Regulations

We are subject to U.S. export control and trade and economic sanctions laws and regulations, including the Export Administration Regulations, or EAR, administered by the U.S. Department of Commerce’s Bureau of Industry and Security, or “BIS”, and the various sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, or collectively, U.S. Trade Controls. U.S. Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in countries or territories that are the target of comprehensive U.S. sanctions, or collectively, U.S. Sanctioned Countries, and with persons that are the target of U.S. Trade Controls-related prohibitions and restrictions. We endeavor to conduct our business in compliance with applicable U.S. Trade Controls, and have developed, implemented, and maintain policies and procedures designed to prevent unauthorized activities. However, we cannot guarantee that such protocols will be fully protective, and our failure to comply could result in adverse legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm.

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

We have ceased providing services to users with a GEOIP address in, or a top level domain of, a U.S. Sanctioned Country. Lebanon is the only Israeli Sanctioned Country that is not also a U.S. Sanctioned Country. The number of registered users and premium subscribers that we had in Lebanon was never material to our business, and since December 2018, the Lebanese government blocked access to our platform in Lebanon, and we are uncertain whether or not this block will be lifted in the near future. However, if we initiate any access block to our services in Lebanon, it may decrease the number of our current and future subscribers from other countries, particularly in the Middle East, who may cease using our services in protest to our blocking accounts in Israeli Sanctioned Countries.

In addition, if it is determined by a competent court that sanctions under the Ordinance cover the type of services that we provide, we, our officers and employees may be subject to criminal and/or civil actions. We believe that our initiation of voluntary discussions with the Israeli Ministry of Finance may reduce such exposure, but any liability to which we are subject could adversely affect our personnel, brand and reputation.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology.

Our intellectual property rights are important to our business. We rely on a combination of patent, trademark, copyright and trade-secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements to protect our intellectual property and know-how. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create solutions and services that compete with ours. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries.

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

We have filed a number of applications for patents and copyrights to protect our technologies. While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. We cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our United States patents.

Many patent applications in the U.S. are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. There is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

We rely on our brand and trademarks to identify our solutions to our registered users and to differentiate our solutions from those of our competitors. While we aim to acquire adequate protection for our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market. If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our registered users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources for the advertising and marketing of new brands.

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

We are currently, and have in the past been, subject to claims by third parties of intellectual property infringement and may in the future become subject to similar or other claims that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.

We have experienced, and may continue to experience, third-party assertions that our solutions, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made directly against us, or against our users or other business partners using our technology. Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We entered into settlement agreements in the past with two NPEs with respect to patent infringement claims. We have also licensed patents from third parties in areas that are related to our technology.

Any such claims, regardless of merit, whether resulting in litigation or not, could result in substantial expense and time spent, divert the attention of management, cause significant delays in introducing new solutions or services, materially disrupt the conduct of our business and have a material and adverse effect on our brand, reputation, business, financial condition and results of operations. As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements in order to obtain the right to use a third party’s intellectual property, stop selling or marketing some or all of our solutions or services or re-brand our solutions or services. Any licensing agreements, if required, may not be available to us on acceptable terms or at all. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third parties and otherwise negatively affect our business.

Our platform contains open source software, which may pose particular risks to our proprietary software and solutions.

We use open source software in connection with our software development or software we purchase within the framework of an acquisition. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms, and we may be subject to such claims in the future. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, it is our view that the majority of our services are not considered as distributed software, since no installation of our software is necessary and the editing and design platform is accessible solely through the “cloud.” Nevertheless, part of our services, such as our mobile application for example, are considered a distribution of software. In those instances, if a specific open source license requires it, we might be obligated to disclose part of our proprietary code. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

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

For example, the FASB issued ASU 2016-02, Leases (Topic 842), which became effective on January 1, 2019 and resulted in an adjustment of $51 million to our opening assets and $52 million to our opening liabilities as of January 1, 2019. There may be other standards that become effective in the future that may have a material impact on our consolidated financial statements.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of the Internet infrastructure. Internet service providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our registered users to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Laws or regulations that adversely affect the growth, popularity or use of the Internet, including changes to laws or regulations impacting Internet neutrality, could decrease the demand for our products, increase our operating costs, require us to alter the manner in which we conduct our business and/or otherwise adversely affect our business. We could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. For example, paid prioritization could enable Internet service providers, or ISPs, to impose higher fees and otherwise adversely impact our business. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.

The number of our registered users may be higher than the number of actual users, depending on the level of engagement of a particular user following registration.

We use the definition “registered user” to mean the number of unique email addresses registered on Wix.com that begin the process of building a website on Wix, including those who purchase premium subscriptions and excluding users of certain products that are considered stand-alone products. The number of registered users as we define it may be higher than the actual number of individual users, because some users have multiple registrations and others may have registered under different or fictitious names. We also do not count users who use and/or purchase stand-alone products such as Wix Logo Maker or Wix Answers as registered users until they begin the process of building a website. Furthermore, the number of websites created may differ from the number of registered users since a registered user can create multiple websites or not create a website at all. The length of time that registered users take, following registration, to design and publish a website varies significantly from hours to years. We consider the rate at which we generate premium subscriptions and the revenue we generate from such premium subscriptions to be material to our business. If the number of our registered users is materially inconsistent with the number of our actual individual users, our user base, which we believe is important to the growth of our premium subscriptions, may be overstated. If that is the case, our business may not grow as fast as we expect, and our financial results and business prospects may be harmed.

U.S. states and/or other jurisdictions in which we conduct our business may seek to impose state and local business taxes and sales/use taxes and current value added taxes on Internet sales in Europe and elsewhere and the tax policies and regulations imposed by other jurisdictions in which we operate may change, all of which may affect our tax rates and increase our tax liabilities.

There is a risk that U.S. states could assert that we or our subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes. This risk exists regardless of whether we and our subsidiaries are subject to U.S. federal income tax. States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet. We and our subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our subsidiaries give rise to a nexus. We and our subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Multiple U.S. states have enacted related legislation relating to the taxation of e-commerce and other states are now considering such legislation. Furthermore, the U.S. Supreme Court held in 2018 in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subjected to sales/use taxes, which may decrease the likelihood that such registered users would purchase or continue to renew their premium subscriptions. Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction, may increase and cause either our prices to increase or our collections and revenues to decline. New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business. Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities. It is difficult to assess to what extent these changes may be implemented in the jurisdictions in which we conduct our business or may impact the way in which we conduct our business or our effective tax rate, due to the unpredictability and interdependency of these potential changes. We therefore cannot predict at this stage the magnitude of the effect of such rules on our financial results.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates.

At December 31, 2019, we had $562.2 in cash and cash equivalents and $341.6 in short-term and long-term marketable securities. Although we follow an established investment policy and set of guidelines to manage our investment portfolio which are designed to be consistent with the Investment Company Act of 1940, as amended, in order not to be required to register as an investment company thereunder, our investments are subject to general credit, liquidity, and interest rate risks. The performance of the capital markets affects the values of the funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets, especially in the recent weeks due to the uncertainties related to the development of COVID-19, may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as other comprehensive income, or OCI, which is a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results.

The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework. Our investment portfolio throughout the world is invested primarily in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.

Any significant decline in the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

Our Convertible Notes may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

In June and July of 2018, we sold $442.75 million aggregate principal amount of 0.00% Convertible Senior Notes due 2023, or the “Convertible Notes.” The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. The Convertible Notes may be converted, under the conditions and at the premium specified in the Convertible Notes, into cash and our ordinary shares, if any (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

In addition, in connection with the pricing of the Convertible Notes, we entered into privately negotiated capped call transactions, or the “Capped Call Transactions”, with certain of the purchasers of the Convertible Notes. The Capped Call Transactions cover, collectively, the number of our ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The cost of the Capped Call Transactions was approximately $45.3 million. The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes, subject to a cap, under certain events described in the Capped Call Transactions.

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes, repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.

Holders of the Convertible Notes will have the right under the indenture governing the Convertible Notes to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable fundamental change repurchase date. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted or repurchased. Although we entered into the Capped Call Transactions which are expected generally to offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes, we may not ultimately receive such cash payments from the sellers of the Capped Call due to credit restrictions or due to other events beyond our control, or we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of such Convertible Notes surrendered or pay cash with respect to such Convertible Notes being converted.

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

Due to the global nature of our business, we could be adversely affected by violations of anti bribery laws.

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.K. Bribery Act 2010, or U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption, and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and sell our products to customers around the world, which geographically stretches our compliance obligations. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. As a result, we are exposed to a risk of violating anti-bribery laws in the countries where we operate. Although we have internal policies and procedures, including a corporate code of ethics and conduct and an anti-corruption compliance policy, reasonably designed to promote compliance with anti-bribery laws, we cannot assure that our employees, agents, Partners, or third-party representatives will not engage in prohibited conduct and render us responsible under the FCPA, the U.K. Bribery Act or any similar anti-bribery laws in other jurisdictions. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, agents, Partners, or third-party representatives or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.

The United Kingdom’s recent withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

The U.K. has recently left the European Union, or Brexit, and is currently in a transition period, which will end on or after December 31, 2020. Brexit may adversely impact the level of economic activity in the U.K. and EU and our users’ use of our products, and we could face increased exposure to foreign currency risks, each of which could adversely affect our operating results. Brexit has also created significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply after this withdrawal. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our common stock.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $156.40 per share and as low as $14.28 per share through March 29, 2020. Since January 1, 2019 and through April 1, 2020, our ordinary shares traded as high as $156.40 per share and as low as $76.81 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

•

general economic and market conditions or other global circumstances beyond our control such as the effects of COVID-19; and

•

our failure to meet our financial guidance or any component thereof in any given quarter or year (or failure by our competitors to meet their own guidance).

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

On November 12, 2019, our board of directors authorized an extension to our share repurchase plan under which up to $100 million is available to purchase our ordinary shares, which plan extension received court approval in accordance with Israeli law on December 31, 2019. The share repurchase plan, as authorized by the court, authorizes repurchases through June 30, 2020. The specific timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties.

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

A small number of significant beneficial owners of our shares acting together have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The largest beneficial owners of our shares, beneficially own a significant percentage of our ordinary shares. Our largest shareholders, individually or if they all adopt a similar position on a particular issue acting in concert, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval. These matters may include:

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

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. This includes sales by our four largest shareholders who, as of February 29, 2020, beneficially owned 22.3% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.

As of February 29, 2020, 10,041,013 ordinary shares are subject to outstanding option and restricted share unit, or RSU, awards granted to employees and office holders under our share incentive plans, including 5,283,384 ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, or NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ. As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33⅓% of our issued share capital. We may in the future elect to follow home country practice in Israel with regard to matters such as separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “Item 16.G. Corporate Governance.”

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

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation (although legislation has been proposed to significantly limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2019, and we do not expect to be treated as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined below) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its own tax advisor as to the potential effects of the PFIC rules. See “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations.”

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

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

•

our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting, and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 66⅔% of our outstanding ordinary shares entitled to vote at a general meeting and voting in person or by proxy at the meeting;

•

our articles of association do not permit a director to be removed except by a vote of the holders of at least 66⅔% of our outstanding shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting;

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

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10.B. Additional Information—Articles of Association.”

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and the completeness of our financial reports, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting, and pursuant to Section 404(b) of the Sarbanes-Oxley Act, include an auditor attestation on our internal control over financial reporting.

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

A number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. For example, in December 2018, the Lebanese government blocked access to our platform in Lebanon. These restrictions may limit materially our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies. We may also continue to be targeted by cyber terrorists because of being an Israeli company.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2019, we had 1,816 employees based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government). In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid 2006 war in Lebanon, the December 2008 conflict with Hamas and the 2012 and 2014 conflicts in the Gaza Strip, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to remain eligible for the tax benefits for “Beneficiary Enterprises,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. Most recently, the Investment Law was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73. In addition, in September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority approved (i) our status as an “Industrial Enterprise”; and (ii) that the expansion of our enterprise is considered as a “Beneficiary Enterprise” with 2009 as an elected year of operations, all under the Investment Law as amended by 2005 Amendment. The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling. If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 24% in 2017 and decreased to 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10.E. Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

Item 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Our History

Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute. In April 2008, we launched our Wix Editor, which enabled the creation of a digital presence in Flash format, and in October 2008, we launched our premium subscription offering. By April 2012, a month after we released our advanced HTML5 Editor, which greatly improved our service offering and support for mobile devices, we had reached 20 million registered users. In October 2013, we launched a further enhanced mobile product. In October 2015, we launched our new redesigned Wix Editor, which is based on a complete restructuring of the platform’s codebase, developed using Facebook’s React Technology. This newly designed editor offers a significantly leaner codebase, better modularization and improved testability. In 2016, we launched Wix Artificial Design Intelligence, or Wix ADI. This solution was designed specifically to eliminate the most significant challenges of building websites – time, design and content creation – and enables a user to create a complete, personalized website in minutes. In 2017, we launched Wix Code, which we have since rebranded as Corvid by Wix, a new development platform that enables users to build more advanced websites and web applications. In 2018, we launched a number of additional products that enable users to manage and grow their businesses, most notably Ascend by Wix. In January 2020, we introduced Editor X, which offers advanced design and layouting capabilities specifically targeted at Partners.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2019, 2018, and 2017 amounted to $22.1 million, $14.1 million and $12.4 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment. We anticipate our capital expenditures in fiscal year 2020 to be approximately $26 to $28 million, of which approximately $8 to $9 million are attributable to leasehold improvements related to construction of our new headquarters offices and are to be financed from our cash balance and cash flow provided by operating activities.

B.Business Overview

We are a leading global cloud-based web development platform for millions of registered users and creators worldwide. We were founded on the belief that the Internet should be accessible to everyone and to enable businesses and organizations to take their businesses, brands and workflow online to create and manage a fully integrated and dynamic digital presence. As of December 31, 2019, we empower approximately 165 million registered users worldwide. We are pioneering a new approach to web development and management that provides an easy-to-use yet powerful cloud-based platform of products. We offer our solutions through a freemium model (free and premium services) and as of December 31, 2019, we had approximately 4.5 million premium subscriptions. We also promote our services and solutions through our Partners.

Our platform consists of three web creation products, each with a different purpose or primary audience: Wix ADI, intended for fast website creation, the Wix Editor, intended for full website creation targeted at users with basic, average or above average technological skills, and Editor X, intended for advanced users such as Partners.

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

The Wix Editor is a drag-and-drop visual development and website editing environment complete with high quality templates, graphics, image galleries and fonts. With our platform, Wix registered users can create and manage a professional quality digital presence tailored to their business and brand’s specific look and feel and that is accessible across all major browsers and the most widely used desktop, tablet and mobile devices.

Through Editor X, which offers advanced design and layouting capabilities, we allow users and Partners, through its wide, flexible canvas, to use modern Cascading Style Sheets (“CSS”) technologies to control the exact position and styling of elements at every viewpoint.

Our platform also includes a development environment called Corvid by Wix which was previously known as Wix Code, through which users can combine the products and solutions our platform offers with advanced developer capabilities to create content-rich websites and web applications. Corvid by Wix provides the ability to use databases to manage content, application programming interfaces, or APIs, to connect with external services and the ability to expose the web application as an API, and custom code to create custom interactions. This may significantly reduce the need for developers and designers to juggle updating themes, hosts, content management systems (“CMSs”), plugins, content delivery networks (“CDNs”) and other third-party products.

We also offer a variety of additional products and services to further complement and enhance our users’ business or branding needs, most notably Ascend by Wix, which was launched in 2018. Ascend by Wix offers our users access to a suite of approximately 20 products or features enabling them to easily connect with their customers, generate more traffic, automate their work, and grow their business, including capabilities to manage all of their customer interactions, capture leads, build relationships, take payments, and run email, social, and video campaigns to promote their business, all in one place. Additional services also include Wix Logo Maker, which allows users to generate and print a customizable, high-resolution logo in minutes using artificial intelligence, Wix Answers, a support infrastructure enabling our users to help their users across multiple channels, and Wix Payments, a payment platform that helps our users receive payments from their users through their Wix website.

We also offer several vertical-specific applications that business owners can use to operate mission critical aspects of their business online, such as selling goods, taking reservations and scheduling and confirming appointments. These applications provide Wix registered users a custom front-end for users of their website, as well as a robust back-end management dashboard. We have developed these software applications for businesses in specific verticals, including retail and online stores, services, event planners and management, hotel and property management, music, photography and restaurants, among other verticals. These vertical applications are integrated into our website templates or can be installed on any existing website and set up with minimal effort by the user and without the need to write code.

In addition, we provide a range of complementary services to address the needs of our users, including our App Market, which was launched in 2012 and offers our registered users the ability to easily install and uninstall a variety of free and paid web applications that we developed ourselves or identified and selected through third-party developers for inclusion in our App Market, based on user needs and demands. These web applications add functionality and are easily integrated into registered users’ websites with one click, without the need for any coding, and include social plug-ins, online marketing and customer relationship management tools, contact forms and transactional and payment processing capabilities. Additional complementary services include, among others, the Wix Marketplace, which was previously known as Wix Arena, an online marketplace which brings users seeking help in creating and managing a website together with talented web experts and the Wix App, a native mobile application enabling users to manage their websites and Wix operating systems on the go.

Our cloud-based platform is accessed through a hosted environment, allowing our registered users to update their site and manage their business or organization at any time from anywhere with an internet connection. We provide our registered users with flexibility and scalability, allowing them to expand their digital presence as their business, organizational, professional or individual needs change and grow.

Our scale and reach makes us an attractive partner for companies interested in distributing their own solutions to our audience. As we expand our platform through partnerships we are able to increase our value proposition for existing registered users and more easily attract new users.

We are removing not only technological, but also geographic and linguistic barriers to web development, in order to empower almost anyone to create and manage a digital presence in their own language. We currently enable our users to create their websites in any language and offer our platform in twenty languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Thai and Ukrainian, and we plan to add more languages in the future.

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

Use of dynamic web content and services for high-level customer engagement is becoming increasingly prolific. However, building this presence is becoming more challenging for businesses, organizations, professionals and individuals due to costs, time constraints, lack of skills and language barriers. The complexities of web creation and focus on design needs also create challenges for professionals who build web content, such as Partners. We believe there is a significant opportunity to provide an elegant cost-effective solution that caters to the accelerating demands of anyone who needs to create a dynamic, professional digital presence or application. Further, we also believe that there is a significant opportunity to provide solutions that help bring efficiencies to web development and further help businesses manage operations and grow online through vertical Enterprise Resource Planning (ERP), marketing, mobile, customer management and communication products and tools.

Our Offerings

Wix is a cloud-based web development platform for millions of registered users and creators worldwide which was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions (freemium model), Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. Wix also empowers its Partners who utilize our services and products to serve their own customers.

Our web development technology is built based on HTML5 and offers HTML5 compatible capabilities, web design and layouting tools, domain hosting, and other marketing and work flow management applications and services.

Free Products and Services

Our registered users receive access to hundreds of free design templates for personal and business use, free web hosting through a Wix domain, free access to our App Market, which offers a variety of free and paid applications, and blog and social network page support. The websites developed using our free product contain Wix advertisements in the footer and/or header, and tags, or metadata, which contain our name. Our name is also contained in the URL of the user’s website.

Our free product and service offerings include the following features and capabilities:

Web Editors

By registering with our service, our users gain free access to three different web editors: Wix ADI, intended for fast website creation, the Wix Editor, intended for users with basic or above technological capabilities, and Editor X, intended for professional level users. These three web editors enable our users to design and manage as many websites as they choose, in order to establish or enhance their digital presence. No installation of software is necessary to use these web editors, as our advanced editing and design platform is accessible through the cloud directly from our website. All of our web editors allow registered users to optimize their existing Wix sites for viewing on mobile devices. Our mobile site technology is also based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants. We do not currently charge for our mobile solution.

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

•

Wix Editor

At the core of our platform is the Wix Editor, which is currently localized to twenty languages, and allows registered users to maximize their digital presence by designing an unlimited number of websites, which are customizable using images, layouts, colors, fonts and other content provided by Wix, or content uploaded by the user, including visual and audio media. All websites designed using our editor are fully customizable with HTML5 technology, and contain back-up and firewall protection, as well as certain services designed to reduce the effect of denial-of-service attacks. The Wix Editor offers a highly visual design experience as well as several code-free features such as full screen strip layouts, full page video backgrounds, single-click parallax effects and more. Additionally, users are able to create and manage a customized website entirely on a mobile device through Wix Editor.

•

Editor X

We introduced Editor X in January 2020 to provide advanced users, such as Partners advanced design and layouting capabilities. Through its wide, flexible canvas, Editor X allows the use of modern CSS technologies so users can control the exact position and styling of elements at every viewpoint.

Development Environment

•

Corvid by Wix

We launched Wix Code in 2017, and in 2019, we rebranded it as Corvid by Wix, or “Corvid.” Corvid is a powerful development platform that allows users to extend the functionality of their online presence. With Corvid, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. This innovative product combines our website creation products—Wix ADI, Wix Editor and Editor X —with a powerful set of development capabilities. Starting with our website creation products, users can design a front end (client-side), then employ Corvid developer tools to add advanced functionality and capabilities to the back end. Corvid includes features that are built into the platform and do not require code to implement. Corvid enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, CMSs, plugins, CDNs and other third-party products. Corvid provides an all-in-one platform, hosted on the Wix cloud, that allows users to spend their time on creation, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.

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

Since the launch of the App Market in 2012 through December 31, 2019, registered users have installed millions of web applications. Through our easy-to-use drag-and-drop technology users can install or remove as many web applications as they would like within moments.

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

•

Wix Marketplace

Wix Marketplace, formerly known as Wix Arena, is an online marketplace which brings our users who are seeking help in creating and managing a website, together with our users who are talented web designers or agencies, that can help the former to build and operate a website that fits their needs and brings their vision to life. Users can search through hundreds of talented professionals filtered by different criteria such as price and location, and explore their portfolios in order to find the pro who best meets their needs.

•

Wix App

In 2016, we introduced the Wix App, a native mobile application available in iOS and Android, to allow users to fully manage their websites and Wix operating systems on the go and wherever run their businesses in real time. The Wix App is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. The Wix App is available for download for free in the Apple App Store and Google Play.

•

Wix Dashboard

Our users have access to a set of tools to manage their site and business directly from a back-office dashboard and sidebar which display helpful information regarding the user’s site and business, as well as recommended applications and helpful tips.

•

Wix Customer Care

Wix customer care experts offer support to all of our users through the use of our Wix Answers software. Our customer care team, located primarily in San Francisco, Miami, Kiev, Tel Aviv and Dublin, alongside other offshore locations in which we contract with a third party, is responsible for providing all of our registered users, including free registered users, with both indirect and direct support. The indirect support includes monitoring and updating forums for users’ questions and knowledge databases, such as our online automated ask-and-answer database. This indirect support addresses many of our registered users’ questions and allows us to operate our customer care team in a more efficient and cost effective manner. Customer care experts also provide web-based technical support through email and through the use of remote access software. In 2019, we expanded the scope of our customer care organization to provide our users with a direct level of support that is more proactive as well as providing a more individualized experience. The goal of this proactive and individualized support is to help our users complete their websites and also identify other products or services we offer that may enhance their websites and the manner they run their business on our platform. We provide telephonic support 24 hours a day, 7 days per week globally in English. Support is also offered in French, Spanish, Portuguese, Italian, Russian, German, Japanese and Korean. The operations of our customer care have been affected by the recent outbreak of COVID-19. Certain of our customer care centers were temporarily closed in accordance with the instructions of the healthcare authorities in the jurisdictions in which such centers are located; however, due to our global spread, the ability of part of our customer care experts to work remotely allows us to continue our customer care operations.

Paid Products and Services

Premium Subscriptions

Our premium subscriptions are purchased primarily by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, photography, tourism, beauty, sports, food services, property management or publishing. Premium subscriptions may also be purchased by creators such as our Partners that are engaged by their customers to build web content. The customers of our premium subscriptions are not concentrated in any particular field. Our premium subscriptions offer all of the features of our web editors, Corvid and our other complementary products and services, but also include the ability to connect a domain and may include features tailored to more specific business needs, such as eCommerce (online stores), receiving payments, and marketing tools such as Google Analytics. Our VIP premium subscriptions also offer premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow registered users to expand their digital presence by, for example, advertising their pages on third-party sites, such as Bing and Google.

Recently, we introduced two tiers of premium subscription plans: (i) Website and (ii) Business & eCommerce. Business & eCommerce plans include the ability to accept online payments. We intend to offer additional tiers of paid subscription plans to our Partners and/or designated subscription plans for Editor X.

Most of our premium subscriptions offer the following additional features and capabilities:

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

•

Removing Wix Brand Ads

Most of our premium subscriptions provide a website without the Wix advertisements that are placed in the footer and/or header of free Wix websites.

•

Premium Support Services

All of our premium subscriptions receive access to Wix Premium Support which grants them the full benefits of our customer care team, including priority access to our team of customer solutions experts, who prioritize premium subscription questions and requests over other user questions. We also offer our users within the first 14 days of their premium subscriptions several additional support features, which enable them to receive a prompt call-back from us via our Priority Call Back service. In addition, VIP subscribers have the option of receiving support responses during business hours via Wix Answers, our online automated ask-and-answer ticketing system.

Ascend by Wix Subscriptions

In the fourth quarter of 2018, we launched Ascend by Wix, a suite of approximately 20 products and features, based on a freemium subscription model, which enable users to easily connect with their customers, automate their work, and grow their business. Ascend by Wix is an inbox and chat-centric product that allows users to discover tools that they might not know they need and includes the following products:

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

•

Automations - allows our users to set up automatically triggered actions on their site in order to help them collect leads and manage their work throughout the day.

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

•

Wix SEO Wiz - a widget that guides users through the most common steps that help the users’ site appear in online searches. Wix SEO Wiz provides users with personalized plans to optimize their site for search engines like Google. Wix SEO Wiz’s keyword analyzer helps users pick strong and recommended keywords, upon which they receive a checklist with step-by-step instructions on how to incorporate those keywords and other details in their search engine optimization, or SEO, settings. The Wix SEO Wiz covers all the most important setups, such as meta titles, descriptions, Alt text, internal links and site content. Once users complete a few basic checklist items, they can instantly index their site on Google, using a feature developed in partnership with Google. Users then receive regular achievement updates with key insights about the progress of their websites in search results. While completing their checklist, users can enrich their SEO knowledge with helpful videos and articles in the SEO guide of the application.

•

Email Marketing (formerly known as Wix ShoutOut) - an integrated email marketing product which enables registered users to easily create and send customized email campaigns, such as newsletters, updates and promotions directly from their Wix accounts. Wix Email Marketing allows our users to select from a rich set of email templates and utilize their contact lists, which are stored and managed in their accounts, thus addressing the critical business need of effective client communication management.

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

Users can purchase Ascend by Wix on a monthly, yearly, or multi-year subscription basis, and can choose between various price points based on the number of contributors, lead-capture forms, customizable forms, and email–campaigns-per-month required.

Wix Payments

In the fourth quarter of 2018, we introduced Wix Payments, a comprehensive payments platform that helps users accept payments through their website. Wix Payments allows users to set up and accept payments, in an automated and instant onboarding process made entirely within the Wix platform. Wix Payments also includes a dashboard to view history of online transactions, from sales to payouts, in a single place, solving a significant challenge with doing business online. Many types of businesses, including e-commerce retailers, service providers, musicians, photographers and many more, will be able to take advantage of the efficiency provided by Wix Payments. Wix Payments is currently active in Brazil, the U.S. and several European countries and is intended to be expanded to additional countries.

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

Wix Answers

Wix Answers is the platform that currently serves as the support infrastructure for our customer care team. In the first quarter of 2018 we began offering this platform to Wix users and other businesses, enabling them to help their users across multiple channels. Wix Answers can be customized to various types of businesses with an intuitive set-up and offers a customer support infrastructure which includes a knowledge base, ticketing system, chat, and call center, each of which can be purchased separately or as a bundle. It also offers integration with other platforms, actionable insights, and an embeddable widget that can be used with any website.

Domains

We offer our users the ability to choose and connect their own domain name to their website to better enhance their brand, through third parties that offer domain names, or through our offering as an ICANN accredited domain name registrar. Domain names are offered as a stand-alone product, but are included as part of our premium subscription offerings. Registered users without a premium subscription are assigned a domain name which includes the Wix site address.

Mailbox

We act as resellers for Google’s G-Suite application, which allows our users to create a personalized Gmail email address using their domain name, to enable them to send professional emails from their business address, create group mailing lists for sales, support, email marketing and more.

Wix Vertical Applications

We offer a robust and comprehensive platform for all business owners. As each business segment faces a unique set of challenges, we develop tailored products and solutions to address specific business needs. Such verticalized strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions are Wix Stores, Wix Bookings, Wix Hotels, Wix Music, Wix Restaurants, Wix Photography, Wix Video, Wix Events, Wix Fitness, Wix Blog, and Wix Forum. We intend to continue introducing additional solutions, once we are able to identify a need for such solutions, that are tailored to specific businesses.

•

Wix Stores

Wix Stores is our e-commerce solution which allows our registered users to create, design and manage an online store through which they may sell their physical or digital products online and accept payments using an integrated shopping cart application, which is already included in the subscription. Wix Stores users can tailor the style of the online store to their business, and can accept payment from their users for products or services they offer through a variety of integrated payment solutions we offer, such as wallets, credit cards, and through other types of offline payments such as cash on delivery. We also provide registered users with the ability to manage inventory, provide coupons and set their own shipping and tax rules as part of our Wix Stores. Additionally, users can manage their online store on the go by using the Wix App on a mobile device. Wix Stores enables merchants to create, manage and grow their online business from one cohesive environment.

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

•

Wix Music

Wix Music is a complete solution for musicians and entertainers which includes an advanced music player, commission free sales, an easy to use digital asset management system, concert promotion and ticketing, fan management and communication tools and a range of specifically designed music website templates. All of these components are seamlessly packaged, empowering musicians to leverage the web to drive awareness and professionally promote and sell their music directly from their Wix websites. Optimized for mobile devices, Wix Music ensures music sharing and purchasing can continue on-the-go.

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

•

Wix Photography

Wix Photography is a comprehensive solution for photographers looking to create their portfolio and manage their business online, from both desktop and mobile. Our dedicated solution includes multiple templates custom designed for photographers, dozens of gallery layout options including specific features relevant for professional photographers and other visual artists, such as the ability to determine image resolution, load videos, share their portfolio on social media, sell digital or printed artwork and more. In addition to a dedicated portfolio site to showcase their art, Wix offers photographers and other visual artists relevant and widely used tools such as the Wix Photo Albums app that enables event photographers to easily create an album site for their clients and enhance their exposure to potential clients, and Wix Art Store allowing artists to sell their art online to their customers.

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

•

Wix Events

Wix Events is an application which enables users to create and manage their events on both desktop and mobile, send invites, collect RSVPs, sell tickets and manage a guest list. Wix Events can be used for conferences, meetups, concerts, shows, weddings, parties, and more. Users can use Wix Events to promote their events on social media. We may charge a commission from our Wix Events users on the online sales of tickets sold through Wix Events.

•

Wix Fitness

Wix Fitness enables fitness instructors and studio owners to manage each aspect of their businesses from their website and the Wix App. Fitness professionals can create a website using newly designed templates and customize the Wix App, manage their calendars and classes, connect with their community, stream and sell videos, take payments and develop reports and analytics to help grow their business. Wix Fitness offers bookings, subscriptions, e-commerce including coupons, SEO and email marketing, as well as a chat-centric interface that allows for real-time interactions with customers.

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

Selling and Marketing

Our selling and marketing efforts focus primarily on online and offline advertising, and a sales and account management team focuses on meeting the needs of Partners that may utilize our products and services to serve their own customers.

We market our solutions and applications to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers, as well as through Partners. We are able to attract a high volume of registered users, including premium subscription users, by offering free solutions and services, as well as upgrades and additional features and solutions to our premium subscription users. We also offer a 14-day refund period for our premium subscriptions. As of December 31, 2019, we had approximately 165 million registered users and 4.5 million premium subscriptions.

User Acquisition

We engage in online and offline advertising, with a focus on acquiring new users to our platform, converting these users into purchasing premium subscriptions, and increasing our revenue from them. A majority of our premium subscriptions are generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser. We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying registered users’ websites. In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products. Further, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions which will drive high revenues. In 2020, we are continuing to focus our marketing spending on channels, such as Partners, that bring new users to visit, register, and begin using our products and services.

In addition to our online and offline marketing activities to acquire new users, we also acquire new users by engaging with Partners that use our platform for their own work for their clients. We accomplish this outreach with our sales and account management teams as well as through marketing content, online communities and organized events and conferences.

We believe our user acquisition strategy further benefits from the brand we have built as a leading web development and design platform for businesses, organizations, professionals and individuals. We are also growing our brand among professional creators. We believe that our branding efforts have accounted for a significant portion of users who come directly to our website, through typing our URL directly into their browsers, or through searching for “Wix” or a term related to the establishment of a digital presence. We believe that these users are also attracted due to referrals from other users, and via word-of-mouth regarding our products and services. Our acquisition strategy also benefits from our use of A/B testing on our website, a marketing approach that aims to identify changes to our website which will increase or maximize user interest and acquisition. Our Design Studio team changes the layout of our website from time to time, and engages in A/B testing in order to determine which layouts and graphics are the most successful in maximizing user acquisition.

Our marketing expenditures directed to advertising were $141.3 million in 2017, $165.3 million in 2018, and $187.3 million in 2019. Our marketing expenditures are primarily directed toward the following channels:

•

Cost-Per-Click Advertising

We pay leading search engines to provide search results that provide our solutions and services with the maximum exposure when users search for key terms related to establishing a digital presence. We do this by elevating the placement of our website address in search results. We pay search engines on a cost-per-click, or CPC, basis each time a person clicks on such a paid search result or advertisement.

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

Business to Business Sales and Marketing

We have enhanced our sales efforts to sell our products and services through Partners, including those who sell premium subscriptions and additional business solutions to their customers at scale. We have established dedicated sales and marketing teams for each of these new customer segments to facilitate their use of our services. In addition, we work with our sales teams in order to develop back office functionality necessary to sell our products more effectively.

We further expect to retain premium subscriptions and maximize our revenue from Partners by providing improved support to them.

User Retention

Once we attract visitors to our website, our preliminary goal is to register them as registered users. Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site. These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events. We constantly seek to convert our registered users to purchase premium subscriptions and to maximize our revenue from such subscriptions by offering them enhanced functionalities. Registered users who convert to a premium subscription gain access to additional features based on the subscription they choose which may include, Wix ad removal, access to Google Analytics, domain connectivity, eCommerce and payment solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions. Registered users can choose between monthly, yearly or multi-year premium subscriptions, and as of December 31, 2019, 84% of our net premium subscriptions were for a one-year period or more and 16% were monthly. We seek to increase the number of premium yearly and multi-year subscriptions by offering seasonal promotions and discounts on yearly and multi-year subscriptions. We also send our yearly and multi-year premium subscribers emails reminding them that their subscriptions are about to renew or that they need to renew them before expiration, as well as coupons and other discounts on products and services to maximize our revenue from such premium subscriptions. We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium applications in our App Market.

We further retain premium subscriptions by developing relationships with subscribing users through our customer care team, with which we address our registered users’ technological needs and concerns. Through our customer care, we also help free registered users transition to premium subscriptions by providing guidance on integration of premium subscription features into existing websites created with our web editors, and we further help our users with premium subscription to discover additional business solutions to enhance their subscription and as a result their engagement in our platform. We seek to maintain goodwill with all of our registered users, and retain them as registered users, even if they do not choose to subscribe to, renew or enhance their premium subscriptions.

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

Wix Cloud

We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our applications, and the websites that our registered users create. We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, as well as in Europe and Japan. The vast majority of our data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon Web Services by Amazon.com, Inc. as well as by additional providers as required or for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment remains stored in servers leased from Hostway Services, Inc., which, in the past, hosted a more substantial amount of our data. To date, we have not experienced any material outages or service interruptions. This highly scalable multi-tenant technology infrastructure enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity. As a result, our platform is not affected or slowed down by growth in the number of registered users in our cloud. Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by proven international cloud delivery network vendors. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Google and Amazon cloud services as well as additional providers, to back up our registered users’ data and the use of our platform. We apply industry standard data security measures to protect against potential vulnerabilities in our technology.

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

Style Engine and Smart Layout Technology

Our style engine technology provides registered users with advanced customization capabilities, making all aspects of a registered user’s website customizable. Our technology, which uses dropdown lists and customized color palettes, allows the user to quickly brand or re-brand their website with just a few clicks in our editor. In one click, users can customize backgrounds, banners, buttons, fonts and font sizes using a dropdown list. Registered users can customize colors using a color palette. One click also allows a user to simultaneously apply all color and style changes to all elements on the user’s website. This type of customization is generally time-consuming and requires knowledge of advanced HTML5 and CSS3 coding skills. However, with our style engine technology, our registered users can change their websites’ style and branding in moments.

Our editors include the Wix Editor’s Smart Layout technology that offers both functionality and customization. Our technology provides for dynamic layout and content, meaning that no one component box on a registered user’s website is static or incapable of being moved to other areas of the user’s page. Component boxes added to our registered users’ websites identify the user’s site structure and automatically adapt to the size and style of other component boxes within the site. These capabilities allow the registered user full control over the layout of their website, allowing the user to create a design-rich, professional website.

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

Infrastructure

Our operations, including marketing and delivery, are efficient since the vast majority of them is online-based and as such provide us with flexibility and scalability. Our hybrid cloud and content delivery network enables our registered users to purchase and use our products and services online, through our website. As a result of these efficiencies, we have built a large registered user base, while limiting the number of physical offices required for conducting our business. Our marketing and customer support operations are supported by online marketing tools such as CPC advertising, SEO and email distributions, and by customer support tools such as online forums and an advanced user self-service support system using online ticketing and a database of questions and answers.

We currently process all of the payments using a billing system that enables our registered users to submit information of credit, debit card and other alternative payment methods for payment processing. This system interfaces with a number of different payment gateway providers who then link to payment card processors and/or acquiring banks, based on the registered user’s jurisdiction. With this system, we are not dependent on any single gateway provider or payment card processor in any of our main markets.

Our infrastructure includes servers and bandwidth capacity collocated from third parties located in the United States, as well as in Europe, Japan, and any other locations as required, including cloud storage from Google and Amazon as well as additional providers as required or for specific purposes. We use our own servers to run our research and development activities and to operate our office applications. Our use of servers in different locations, together with our use of Google and Amazon cloud services as well as other providers to back up our registered users’ data and serving our registered users, protects against accidental data loss and reduces disruption to our operations from server outages or physical damage to a server. We aim to maintain industry standard server operations, which will provide our growing registered user base with industry standard reliability to access to our products and consistent service provisions.

Research and Development

As of December 31, 2019, we had 1,552 employees and contractors focused on research and development. Our research and development team, which also includes our design team and our quality assurance team, is comprised of individuals with extensive experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel. We also engage teams of developers in Beer-Sheva and Haifa, Israel, Vilnius, Lithuania, and Berlin, Germany as well as in Ukraine in order to benefit from the significant pool of talent that is more readily available in those markets. Our research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions.

Our research and development spending was $153.6 million in 2017, $198.9 million in 2018 and $250.8 million in 2019. We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base. Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ and our Partners’ needs and often arise out of their suggestions, and improving the performance of our platform. For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades through the use of our automated request system on our website, which then enables us to quickly react to our registered users’ requests. We also engage in A/B testing in order to measure the effectiveness of our upgrades and new product features.

We aim to recruit talented individuals for our research and development team through a variety of techniques, including cooperation with local universities and recruiting events. We are a member of key industry organizations and regularly attend and participate in industry events, where our employees frequently speak. We also engage with potential talents by hosting technology meet-ups in our headquarters and regional offices.

Intellectual Property

Our success depends, among other things, upon our ability to protect our core technology and intellectual property. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements to protect our intellectual property and know-how. In addition, we have filed a number of patent applications and continue to file for patents in order to protect our inventions. We have pending patent applications in the United States as well as in several additional jurisdictions worldwide. We also have pending Patent Cooperation Treaty, or PCT, applications that may lead to additional patent applications. Certain of our applications have been accepted and patents were granted, however, we cannot be certain that all our applications will issue as patents. We actively monitor innovation within our company so as to properly consider whether to file additional patent applications. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

The Wix brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Wix brand is important to expanding our business. We have obtained trademark registrations in certain jurisdictions for trademarks that we consider material to the marketing of our products, including the marks WIX® and the Wix logo, as well as ADI® and DEVIANTART®. We have trademark applications for additional marks that we use to identify certain product collections used for certain of our products. While we expect to submit additional trademark applications and expect our pending applications to mature into registrations, we cannot be certain that we will obtain such registrations.

Our in-house know-how is an important element of our intellectual property. The development of our web development and design software and management of our data analysis and marketing programs, requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our software offering would be difficult. This risk is further mitigated by the fact that our product and service offerings are cloud-based such that most of the core technology operating on our systems is never exposed to our users or to our competitors.

Competition

We enable our registered users to create a customizable, fully integrated and professional digital presence through an attractive web-based software platform with various marketing and workflow management capabilities. We believe that the key competitive factors in our market include, simplicity and ease of use, product breadth, integration of multiple solutions, price, design quality, global scope, security and reliability and brand recognition and reputation.

We believe that we compete favorably on these factors because of the unique combination of our comprehensive suite of design and digital presence software, advanced technology and product integration, efficiencies in operations, brand recognition and marketing expertise, longstanding customer, designer and developer relationships, large user base, and track record of successfully attracting new users to our website and products.

The market for providing web-based website design and management software is evolving and highly fragmented today. We believe no provider currently offers a comprehensive, customizable, fully integrated workflow solution to create and manage a professional digital presence comparable to ours. However, some providers currently offer separate products or technologies that overlap with parts of our solution and could try to integrate these with other products to offer a more comprehensive solution in the future. Providers of these point products vary and include:

•

DIY template-based and other website design companies that enable website creation such as Squarespace, Weebly (acquired by Square, Inc.), Jimdo and Webflow, Inc.;

•

offerings that provide e-commerce software enabling a merchant to sell goods online such as Shopify and BigCommerce;

•

software that enables a business to take and manage appointments and/or reservation schedules online, such as Mindbody and BookingSuite;

•

content management systems that help users build and manage content for a website such as WordPress.org and Drupal; and

•

solutions that help businesses market themselves online such as search engine marketing, or SEM, and SEO providers, e-mail marketing solutions and online directory listing services.

Additionally, several large service companies that primarily offer domain registration and hosting services, such as GoDaddy, provide the ability for a business owner to build a website using their tools or have one built by their workforce.

Government Legislation and Regulation

Actions of our Registered Users

In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are evolving and are currently being tested by a number of claims, including actions based on defamation, breach of data protection and data privacy rights and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. Any regulatory or court ruling or other governmental action that imposes greater restriction or liability on providers of online services for the activities of their users and other third parties could harm our business. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering, supporting terrorist activities or conducting fraudulent activities may in the future lead to regulation, legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause registered users to abandon material aspects of our service.

User Data

We hold certain personal information of our registered users, primarily, username, email address and billing details that are provided by our registered users and by our users who have purchased premium subscriptions, and may store certain personal information of the users of our registered users’ websites. We are subject to the data protection and storage laws of the State of Israel, as well as certain industry standards. In addition, we are subject to local data privacy legislations in the areas where we operate, including the U.S. We operate in accordance with the terms of our privacy policy and terms of use, which describe our practices concerning the use, transmission and disclosure of user data and personal information.

Because our services are accessible worldwide, there is a risk that data protection and data privacy regulators of countries outside the jurisdictions in which we are located, may seek jurisdiction over our activities in locations in which we collect or process data or have registered users but do not have a local operating entity, employees or infrastructure. Where the local data protection and data privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business and/or services and products so that personal information is only collected and processed in accordance with applicable local law. In such cases, we may require additional legal review and resources to ensure compliance with any applicable data privacy or data protection laws and regulations.

United States

A number of legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning data privacy and data protection, including changing regulatory guidelines and interpretations, could affect us and our business, our products and our services. For example, the FTC has updated its guidelines relating to children’s online privacy that were issued under the Children’s Online Privacy Protection Act. Additionally, some states have passed proactive, as well as reactive, information security legislation such as the CCPA. Regulatory enforcement actions and trends in consumer class actions against other online social media companies suggest a trend that regulators and judges may require such companies to adopt certain minimum data privacy protections and data security measures to protect personal information. The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in regulatory guidelines and interpretation.

Europe

In April 2016, the European Union adopted the new GDPR, which includes more stringent data protection obligations for businesses, such as conducting a data protection impact assessment for certain processing operations imposing more obligations to respond to data breaches, increasing the scope of data subject rights and requests, and expanding the legislative requirements for data processors, as well as introducing a stricter regime of enforcement. Additionally, the GDPR has an extra-territorial effect and regulates the covered data processing activities of businesses regardless of their location or the locations of their servers. The regulation became applicable on May 25, 2018. The Company has a dedicated team that is taking the necessary measures in order to maintain compliance with the GDPR and other applicable data protection regulations. The current legal climate indicates that other jurisdictions will implement similar laws, and being subject to these and other laws and regulations, and the more stringent requirements on data privacy, data handling and data security, will require us to adapt our business and we are likely to incur additional costs.

We are subject to a number of key legal obligations under the GDPR, especially when we act as a “data controller,” as we do in relation to our users, in particular, as well as our employees. For example, among other things, we are required to inform individuals when we collect and otherwise process their personal information, and for what specific purpose, provide a means for these individuals to request access to, rectification of and erasure of their personal information, only retain personal information for as long as needed for a particular purpose, erase or review the personal information at the end of that period and not transfer personal information outside the European Economic Area, to jurisdictions which do not ensure an adequate level of protection of personal information, without taking certain legitimizing steps.

The European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating data privacy in the electronic communications sector. Pursuant to the requirements of some of those national laws introduced under the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored on an individual’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, individuals must receive clear and comprehensive information in accordance with the applicable national law to the access and storage of information. We rely on certain exemptions to these requirements available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the individual. These rules are also set to change in the future, as a proposal for an e-Privacy Regulation has been published by the EU Commission, aiming to cover all forms of digital tracking (cookies, iBeacons, etc.) as well as machine-to-machine communications (Internet of Things). We have appointed a team to develop a system for the better management of cookies and similar technologies in anticipation of the e-Privacy Regulation currently under consideration by the European regulatory authorities.

Our registered users may also collect personal information themselves through the websites that we host for them; however, because we only provide services that enable registered users to carry out their own purposes, which may or may not include processing personal information, we act solely as a data processor with respect to such personal information. The GDPR imposes certain obligations on “data processors,” including the obligations to implement adequate technical and organizational security measures and maintain records regarding all categories of processing activities under our responsibility.

Additionally, the Council for the European Union approved the Directive on Copyright in the Digital Single Market on April 15, 2019, which imposes liability for copyright infringement on online platforms.

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 19,451 square meters (approximately 209,369 square feet) of leased office space. We also lease additional office space in Beer-Sheva, Israel totaling approximately 1,766 square meters (approximately 19,009 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, information technology, customer support and administrative activities. The leases for our Tel Aviv offices expire on various dates between April 14, 2020 and November 30, 2024. In addition, as announced in April 2019, we have committed to lease approximately 50,000 square meters (approximately 538,195 square feet) for our new corporate headquarters in Tel Aviv for an initial period of 10 years with an option to extend for a period of 11 years thereafter. These new offices are currently under construction, and we plan to begin occupying them in the second half of 2022 and to fully occupy them in the second half of 2023.

In the United States, we maintain offices in New York City, San Francisco and Miami as well as in Los Angeles where DeviantArt is located. In New York, we lease approximately 11,650 square feet under a lease that will expire in April 2029, and we have an option to terminate it early in March 2024. In San Francisco, we lease 34,459 square feet until February 28, 2031, of which we sublease approximately 11,000 square feet to third parties. In Miami, we lease approximately 33,000 square feet until July 31, 2025. In Los Angeles, we currently lease approximately 15,500 square feet under a lease that expires on November 30, 2026, with an option to extend the lease. In Lithuania, we maintain offices in Vilnius, in Germany, we maintain an office in Berlin, in Ireland, we maintain an office in Dublin, in Brazil, we maintain an office in Santana de Parnaiba near the city of Sao Paulo, in Ukraine, we maintain offices in Kiev and in Dnipro, and in Japan, we maintain an office in Tokyo.

Legal Proceedings

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.Organizational Structure

The legal name of our company is Wix.com Ltd. and we are organized under the laws of the State of Israel. We have thirteen wholly owned subsidiaries: Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix Online Platform Limited (Ireland), Wix.com Services Mexico S de RL de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Colombia S.A.S. (Colombia), Wix.com (Singapore), Wix.com Japan K.K. (Japan)., WixWhat Ltd. (Israel) and Loyalblocks Ltd. (Israel).

Our subsidiary Wix.com Inc. wholly owns Inkfrog, Inc. (Delaware) and DeviantArt, Inc. (Delaware), which wholly owns Wix Payments Canada Inc. (Canada), DeviantArt Music, Inc. (Delaware) and Dadotart Inc. (Delaware).

Our subsidiary Loyalblocks Ltd. (Israel) wholly owns Loyalblocks Ltd. (Delaware).

D.Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B. Business Overview—Facilities.”

Item 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a leading global web development platform for millions of registered users and creators worldwide. As of December 31, 2019, we empower approximately 165 million registered users worldwide to create and manage a fully integrated and dynamic digital presence. We are pioneering a new approach to web development and management that provides an easy-to-use, yet powerful, cloud-based platform of products.

Following our IPO in November 2013, we issued and sold a total of 6,325,786 ordinary shares at a price per share of $16.50, resulting in net proceeds to us of approximately $93.6 million.

In 2019, we significantly increased the number of our registered users and premium subscriptions compared to 2018, and we continued to benefit from our expanded product offerings. Our total revenues in 2019 were $761.1 million, an increase of 26% over 2018. Our Creative Subscriptions revenues were $644.5 million, which represented an increase of 23% from 2018. Our Business Solutions revenues were $116.6 million in 2019, which represented an increase of 49% from 2018, see “How We Generate Revenues” below. Our Creative Subscriptions revenue represented 85% of our total revenue in 2019, and our Business Solutions revenues represented 15% of our total revenue in 2019, together representing 100% of our total revenue in 2019. Our future growth will depend, in part, on our ability to generate new premium subscriptions, through new or existing registered users or Partners, retain existing premium subscriptions and increase the revenue we generate from existing and new premium subscriptions. It will also depend, in part, on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

In 2020, we expect to continue driving long-term growth by continued investment in our research and development efforts in order to expand our offering and enhance user experience. In addition, we expect to continue to expand our marketing activities both in the United States and internationally. We also expect to continue to make significant expenditures to upgrade our technology and network infrastructure to enable the release of offerings and applications and to scale for future growth. To support these efforts, we expect to increase our workforce which will result in an increase of headcount related expenses, including share-based compensation. Additionally, with the development of the COVID-19 outbreak, which was alerted by the Chinese government in December 2019, many countries have required entities to limit or suspend business operations and implemented travel restrictions and quarantine measures. These measures and policies have significantly disrupted (or are expected to disrupt) the activities of many entities. The impacts of the global emergence of the COVID-19 disease on our business are currently unknown. We will continue to actively monitor the situation and may take further actions that alter our business operations.

How We Generate Revenues

Our total revenues are comprised of revenues we generate from Creative Subscriptions and revenues we generate from Business Solutions.

Creative Subscriptions Revenues

We generate Creative Subscriptions revenues from the sale of monthly, yearly and multi-year premium subscriptions for our website solutions as well as from the sale of domain registrations to registered users.

Our website solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free, for an unlimited amount of time. Our variety of premium subscriptions is currently offered in two tiers of premium subscription plans: (i) Website and (ii) Business & eCommerce. The plans within each tier are offered at various price points depending on functionality and capabilities. All premium subscription plans offer our registered users the ability to brand their website with their own domain name. Premium subscriptions can be purchased at any time and include additional solutions such as Wix ad removal, access to Google Analytics and payments solutions for Business and eCommerce sites.

Users can also purchase a domain name registration from us, as an ICANN accredited domain registrar, through a third party to which we connect our users, or independently, and for those users who purchase a domain from us or a third party through us, we typically offer yearly and multi-year packages, with the first year given for free.

Yearly and multi-year subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues. We provide incentives to drive yearly and multi-year subscriptions, including a lower average monthly price relative to a monthly subscription. We have noticed, however, that promotions that further lower the effective price of yearly and multi-year subscriptions can result in attracting users who do not renew their subscription once the promotion is no longer available. We therefore seek to strike a balance between attracting yearly and multi-year subscriptions and maintaining a registered user base that is loyal to our offering. As of December 31, 2019, 84% of our net overall premium subscriptions were yearly or multi-year subscriptions and 16% were monthly subscriptions.

To increase Creative Subscriptions revenues, we focus on growing our registered user base by providing our registered users with a high-quality user experience and more products and solutions so that they become more engaged in our platform, can create and complete the project they desire and are therefore more inclined to purchase a subscription. We provide different pricing plans based on the needs of our users who are looking to purchase a subscription. In addition, we also focus on attracting new Partners and maintaining our current Partners, who use our platform to service their customers, by providing them with products and solutions suitable for their needs, including high quality products and personal account management services.

We further focus on increasing the amount of collections and revenue per subscription by adding features and functionality to our offering, for which we can charge higher prices when we choose to do so, and by optimizing packaging and pricing by geography.

Business Solutions Revenue

We generate Business Solutions revenues from the sale of additional products and services that are offered to all of our registered users in addition to the Creative Subscriptions. These products and services include, among others, applications which are developed by us and by third parties, and sold both through our App Market or elsewhere on our platform. Applications include Google’s G-Suite, which is our most frequently sold application, as well as Ascend by Wix. Other components of Business Solutions revenues include the sale of payments services through Wix Payments, Wix Answers, Wix Logo Maker and DeviantArt.

We increase Business Solutions revenues by offering additional products and services to our users to manage and grow their business online and be more successful. We believe the more products and services we can provide our users, the more successful they can be online, driving higher retention and loyalty.

The combination of growing our registered user base, growing and retaining our premium subscription user base and increasing the collections and revenue we generate per premium subscription are all key factors to our success.

User Acquisition Spending

Our registered user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of registered users that we acquire from different sources and the amount of collections and revenue we generate through the sale of Creative Subscriptions and Business Solutions. We extrapolate from this historical user behavior data to predict future user behavior and make investment decisions regarding our marketing expenditures. In order to grow our registered user base and, in turn, our premium subscriptions and increase our revenue and collections per premium subscription, we consider the time period over which we seek to return an amount of collections equal to the marketing expenditures used to attract a specific group of registered users, which we refer to as a cohort, during a particular period. In order to achieve the targeted time for return on those marketing investments, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources. For example, we could pay a substantially identical amount to acquire fewer registered users that generate premium subscriptions at a higher rate, or that generate premium subscriptions at a lower rate but with a higher revenue or collections per subscription, versus acquiring more registered users that generate premium subscriptions at a lower rate or with lower revenue or collections per subscription.

Since we target our marketing investments by extrapolating from historical user behavior to predict future user behavior, an event that disrupts that behavior can adversely impact the returns that we projected for a particular cohort. For example, an event such as a change to, or a bug in, a browser that affects all websites viewed on that browser, including websites created using our platform, can adversely impact user behavior and in turn our projected returns. Moreover, significant announcements by third parties can also have the same effect. For example, an announcement by Adobe to stop supporting Flash on mobile devices when our platform was Flash-based only, in the past caused us to attract fewer new registered users than we projected during the short-term impact of such announcement. Also, far reaching global economic forces such as the effects of the recent outbreak of COVID-19, may also cause a reduction in our users’ spending levels due to business and economic uncertainty.

To track our growth, progress and execution of marketing efforts, including achievement of our targeted time for return on marketing investment, we regularly review the relationship between origination of our registered users, origination of our premium subscriptions and the amount of revenue and collections we generate from these premium subscriptions.

Key Financial and Operating Metrics

We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions.

Collections

Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections include cash receipts for premium subscriptions purchased by registered users as well as payments due to us under the terms of contractual agreements for obligations we have fulfilled. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. We believe that collections is a leading indicator of the growth of our overall business. Collections is a non-GAAP financial measure. For a reconciliation of collections to the most directly comparable U.S. GAAP measure, see “Item 3.A. Key Information—Selected Financial Data.”

Annualized Recurring Revenue

Annualized Recurring Revenue (ARR) is calculated as Monthly Recurring Revenue (MRR) multiplied by 12. MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations (ii) the average revenue per month from domain registrations; and (iii) monthly revenue from other partnership agreements. We believe that ARR is a leading indicator of our anticipated Creative Subscription revenues as it captures both the growth we generate from the number of premium subscriptions as well as the amount of revenue we generate per premium subscription. Our ARR for Creative Subscriptions increased to $707.2 million in 2019 compared to $586.9 million in 2018, an increase of 20.5%, driven by an increase in premium subscriptions and an increase in the revenue per premium subscription.

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

Number of registered users at period end

We define this metric as the total number of users, who are registered with Wix.com with a unique e-mail address and begin the process of building a website on Wix.com at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website. We view the number of registered users at the end of a given period as the strength of our pipeline that can generate premium subscriptions over time and enable us to increase our revenues. Beginning in 2021, we plan to only provide this metric on an annual basis.

Number of premium subscriptions at period end

We define this metric as the total monthly, yearly and multi-year premium subscriptions as of the end of the period. A premium subscription can be purchased by a registered user or by one of our Partners for their own use or on behalf of a registered user. A single registered user can purchase multiple premium subscriptions. Because we derive the majority of our revenues and collections from premium subscriptions, we believe that this is a key metric in understanding our growth. The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions. Premium subscriptions terminate due to an active decision by a registered user not to renew their subscription or due to the failure of a registered user to update his or her credit card information upon expiration or termination. Our renewal rates demonstrate our strong value proposition to our premium subscriptions. We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users. Beginning in 2021, we plan to only provide this metric on an annual basis, since we believe that the performance of our Creative Subscriptions revenue segment, which is mostly comprised of revenues generated from the sale of premium subscriptions, is best reflected using the ARR metric we recently introduced that combines both the effect of our premium subscription growth and the growth of our revenues per subscription.

A.Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2019 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

Sources of Revenues and Revenue Recognition

Our total revenues are comprised of revenues we generate from Creative Subscriptions and revenues we generate from Business Solutions.

Creative Subscriptions Revenue

We generate Creative Subscriptions revenue from the sale of monthly, yearly and multi-year premium subscriptions for our website solutions.

Revenues from premium subscriptions are recognized ratably over the term of the service period. We offer new premium subscription packages for a 14-day refund period during which the registered user can cancel the subscription at any time and receive a full refund. We classify such amounts collected from new subscriptions as customer deposits until the end of the 14-day refund period. After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly, annually or longer.

We also derive our Creative Subscriptions revenues from selling domain registrations. Revenues from domain name registrations accounted for approximately 7%, of revenues in each of 2017, 2018 and 2019. We recognize revenues from domain registration sales at a point of time upon collection. We do not offer trial periods for domain name registrations.

Business Solutions Revenue

We generate Business Solutions revenue from the sale of additional products and services that are offered to all of our registered users. These products and services include, among others, applications, both sold through our App Market or elsewhere on our platform, Ascend by Wix, Wix Payments, Wix Answers, Wix Logo Maker and DeviantArt.

The significant majority of Business Solutions revenue in 2019 was generated through the sale of applications. G-Suite, which we re-sell on behalf of Google and which allows our users to create a personalized Gmail email address using their domain name, comprised the majority of application sales in 2019. G-Suite subscriptions are sold on a monthly or yearly basis, and we recognize revenue as principle in the amount paid at a point in time.

Applications revenue is also generated by applications sold through our App Market by third party developers for which we receive a portion of the sales price paid by our registered users. For applications developed by third-party application developers, other than Google, we account for revenues on a net basis by recognizing only the commission we retain from each sale. We do not reflect in our financial statements the portion of the gross amount billed to registered users with applications that we remit to third-party application developers.

We also generate applications revenue from the sale of self-developed applications, such as Ascend by Wix, and this revenue is recognized ratably over the service term since that is when the Company satisfies the performance obligation.

Our Business Solutions revenue in 2019 includes revenue that was generated by Wix Payments. Revenue from processing payments is recognized at the time of the transaction and fees are determined based in part on a percentage of the gross dollar amount processed plus a per transaction fee, where applicable.

Wix Answers is the platform that currently serves as the support infrastructure for our customer care team. In 2018 we began offering this platform to Wix users and other businesses, enabling them to provide support to their users across multiple channels. Wix Answers offers a customer support infrastructure that includes a knowledge base, ticketing system, chat and call center software, each of which can be purchased separately or as a bundle. We recognize revenue ratably over the service term purchased as well as on a per unit basis for call center activity, where applicable.

Wix Logo Maker generates a customizable, high-resolution logo in minutes using artificial intelligence, providing users with a critical piece for building an online brand. Users are able to create their logo for free and then choose a package that is priced based on various capabilities including download formats and resolution. Revenue is recognized at a point in time upon collection. We also offer a package that includes purchasing a website premium subscription package.

DeviantArt is an online social community for artists and art enthusiasts, allowing people to connect through the creation and sharing of art. We generate a small amount of revenue from the sale of advertisements on DeviantArt’s website, and we recognize this revenue upon payment.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
North America	52%	52%	54%
Europe	26	27	26
Latin America	9	8	7
Asia and Others	13	13	13
Total	100%	100%	100%

The percentage of revenues that is derived from each geography is partly based on the amount of marketing investment we choose to make in specific countries. Revenues generated by geography is also influenced by fluctuations in foreign currency exchange rates. Adoption of our solutions and services in geographies outside of North America is driven by our ability to offer our platform in local languages and offer local billing solutions. When penetrating new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities. We currently offer our platform in twenty languages —English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Ukrainian, and Thai, and we plan to add more languages in the future.

We have historically launched our platform in new markets without the need for local support staff.

Costs and Expenses

Cost of Creative Subscriptions Revenues

Cost of Creative Subscriptions revenues consists primarily of the allocation of costs associated with the provision of website creation and services, namely, bandwidth and hosting costs for our platform, and related customer care and call center costs along with domain name registration costs. Cost of Creative Subscriptions revenues also consists of personnel and the related overhead costs, including share-based compensation. Our cost of revenue increased during 2019 due to an increase in the number of registered users and premium subscriptions, increased sales of domain registrations and the increased headcount of our customer care organization. We expect our cost of Creative Subscriptions revenues to increase with the increase in the number of registered users and premium subscriptions as well as increased sales of domain registrations.

Cost of Business Solutions Revenues

Cost of Business Solutions revenue consists primarily of the allocation of bandwidth, hosting and support costs associated with the provision of the components that comprise the Business Solutions segment. Cost of Business Solutions revenue also consists of revenue share payments according to our agreements with third-party providers, including Google for the G-Suite application. It also includes costs that we incur when transactions are processed through Wix Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. We expect our cost of Business Solutions revenue to increase both in dollars and as a percentage of revenue as more users purchase these products and services and as a larger volume of payments are transacted through Wix Payments.

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

Selling and Marketing

Our primary operating expense is selling and marketing. The significant majority of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements. We intend to continue expanding our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. In addition, we direct a significant portion of our marketing expenses towards more traditional advertising, including television commercials. Other selling and marketing expenses also consist primarily of personnel and the related overhead costs, including share-based compensation for personnel engaged in sales, marketing, advertising and promotional activities. Our marketing expenses also include billing costs in connection with the processing fee of our collections. We expect our selling and marketing expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and increase our collections.

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

Taxes on Income

Taxes on income consist mainly of taxes we pay or accrue due to our international activity. At the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $137 million. After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. Accordingly, if we generate taxable income in Israel during the benefit period, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which was 24% in 2017 and 23% in 2018 and thereafter. Pursuant to the current Beneficiary Enterprise program, the Company is entitled to a tax benefit. For more information regarding the tax benefits available to us as a Beneficiary Enterprise, see “Item 10.E. Taxation.” Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in USD thousands)
Revenues
Creative Subscriptions	391,347	91.9	525,350	87.0	644,491	84.7
Business Solutions	34,289	8.1	78,354	13.0	116,597	15.3
Total	425,636	100.0	603,704	100.0	761,088	100.0

Cost of revenues
Creative Subscriptions	64,108	15.1	84,752	14.0	120,905	15.9
Business Solutions	5,283	1.2	42,195	7.0	76,002	10.0
Total	69,391	16.3	126,947	21.0	196,907	25.9

Gross profit	356,245	83.7	476,757	79.0	564,181	74.1
Operating expenses:
Research and development	153,635	36.1	198,912	32.9	250,791	33.0
Selling and marketing	204,435	48.0	249,178	41.3	307,718	40.4
General and administrative	48,186	11.3	59,297	9.8	85,922	11.3
Total operating expenses	406,256	95.4	507,387	84.0	644,431	84.7
Operating loss	(50,011)	(11.7)	(30,630)	(5.0)	(80,250)	(10.6)
Financial expenses, net	(5,015)	(1.2)	(2,794)	(0.5)	(3,621)	(0.5)
Other income (expenses)	76	0.0	(489)	(0.1)	55	(0.0)
Loss before taxes on income	(54,950)	(12.9)	(33,913)	(5.6)	(83,816)	(11.1)
Taxes on income	1,323	0.3	3,207	0.5	2,598	0.3
Net loss	(56,273)	(13.2)	(37,120)	(6.1)	(86,414)	(11.4)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

This section discusses the year ended December 31, 2019 compared to the year ended December 31, 2018. For a discussion of the year ended December 31, 2018, compared to the year ended December 31, 2017 please refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 9, 2019.

Revenues and Collections

Revenues increased by $157.4 million, or 26.1%, from $603.7 million in 2018 to $761.1 million in 2019. The substantial majority of this increase was driven by the growth in ARR, driven by the growth in the number of premium subscriptions from 3,983,415 as of December 31, 2018 to 4,499,052 as of December 31, 2019 as well as the amount of revenue we generated per premium subscription. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses. Our Creative Subscriptions revenue was $644.5 million in 2019, which represented an increase of 23% from 2018. Our Business Solutions revenue was $116.6 million in 2019, which represented an increase of 49% from 2018.

Collections increased by $174.1 million, from $658.4 million in 2018 to $832.5 million in 2019. The substantial majority of this increase was driven by the growth in the number of premium subscriptions from 3,983,415 as of December 31, 2018 to 4,499,052 as of December 31, 2019 as well as the amount of collections we generated per premium subscription. Our Creative Solutions collections was $711.8 million in 2019, which represented a 23% increase from 2018. Our Business Solutions collections was $120.7 million in 2019, which represented 54% growth over 2018.

Costs and Expenses

Cost of Creative Subscriptions Revenues

Cost of Creative Subscriptions revenues increased by $36.2 million, or 42.7%, from $84.8 million in 2018 to $120.9 million in 2019. This increase was primarily attributable to an increase of $13.9 million in bandwidth and hosting costs, an increase of $3.2 million in domain name costs, an increase of $14.8 million in payroll expenses, consisting of $10.8 million due to the expansion of our customer care organization, $2.9 million due to increased headcount from 494 to 600 and $1.1 million in share-based compensation expense, and an increase of $4.3 million related to allocated overhead expenses and other costs due to expanded activities.

Cost of Business Solutions Revenues

Cost of Business Solutions revenues increased by $33.8 million, or 80.1%, from $42.2 million in 2018 to $76.0 million in 2019. This increase was primarily attributable to an increase of $25.8 million in product related costs, an increase of $1.4 million in bandwidth and hosting costs, an increase of $4.0 million in payroll expenses, consisting of $1.9 million due to the expansion of our customer care organization, $1.7 million due to increased headcount from 494 to 600 and $0.4 million in share-based compensation expense, an increase of $1.2 million related to allocated overhead expenses and other costs due to expanded activities. In addition the increase is due to an increase of $1.4 million related to amortization of intangible assets.

Research and Development

Research and development expenses increased by $51.9 million, or 26.1%, from $198.9 million in 2018 to $250.8 million in 2019. This increase was primarily attributable to an increase of $47.4 million in payroll, subcontractors and consultant fees, consisting of $30.7 million due to increased headcount from 1,310 to 1,552 to support our development plans and $16.7 million in share-based compensation expense. Research and development expenses were also affected by a decrease of $2.4 million related to amortization and acquisition related expenses and an increase of $6.9 million related to allocated overhead expenses and other development costs due to expanded activities.

Selling and Marketing

Selling and marketing expenses increased by $58.5 million, or 23.5%, from $249.2 million in 2018 to $307.7 million in 2019. This increase was attributable to an increase of $22.0 million in user acquisition costs and other marketing activities from $165.3 million in 2018 to $187.3 million in 2019 due to the expansion of advertising activities for our products and services, primarily via more online advertising and branding activities. It also resulted from an increase of $23.5 million in payroll expenses consisting of an increase of $14.8 million due to increased headcount from 436 to 608 and an increase of $8.7 million in share-based compensation expense. During 2019, we began hiring a team of sales and account managers to drive usage of Wix by Partners, and we initiated new marketing and branding activities aimed at this market. Selling and marketing expenses also increased due to an increase of $5.0 million in processing costs of our collections, an increase of $2.4 million related to amortization and acquisition related expenses and an increase of $5.6 million in related allocated overhead expenses.

General and Administrative

General and administrative expenses increased by $26.6 million, or 44.9%, from $59.3 million in 2018 to $85.9 million in 2019. This increase was primarily attributable to an increase of $16.8 million in payroll expenses, consisting of $6.7 million due to increased headcount from 247 to 311, and $10.1 million in share-based compensation expense. The increase was also due to an increase of $4.5 million related to allocated overhead expenses and an increase of $5.3 million of sales tax.

Financial Expenses, Net

Financial expenses, net increased by $0.8 million from $2.8 million in 2018 to $3.6 million in 2019. Financial expenses in 2019 primarily related to $20.9 million of convertible loan amortization and $3.6 million due to exchange rate differences and bank charges, partially offset by net income of $20.0 million from deposits interest and $0.9 million due to hedging activity income.

Taxes on Income

Taxes on income decreased by $0.6 million from $3.2 million in 2018 to $2.6 million in 2019. The decrease in 2019 compared to 2018 is primarily attributable to taxes in the U.S. and to deferred tax assets in the amount of $1.6 million from the acquisition of DeviantArt, partially offset by the increase of $1 million related to other regions.

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

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This new standard introduced a number of changes, primarily the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The new standard retained the distinction between finance leases and operating leases and the classification criteria between the two types remains substantially similar. Also, lessor accounting remained largely unchanged from previous guidance.

The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application. We adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. We adopted the "package of practical expedients”, which permits us not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2018 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets and are not comparative.

The standard had a material impact on our consolidated balance sheets which resulted in the recognition of right of use ("ROU") assets and lease liabilities of $51.3 million and $52.4 million, respectively, on January 1, 2019, which included reclassifying accrued lease expenses as components of the ROU assets. The standard did not have a material impact on the Company's consolidated statements of comprehensive income.

	Balance at January 1, 2019 based on ASC 842	Balance at January 1, 2019 as reported based on previous GAAP	Effect of change
	(in USD thousands)
ROU assets	51,353	-	51,353
Accrued expense	-	(1,095)	1,095
Lease liabilities short-term	(15,598)	-	(15,598)
Lease liabilities long-term	(36,850)	-	(36,850)

Under the new standard we determine if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether we have a right to direct the use of the asset. We elected to not recognize a lease liability and a ROU, asset for leases with a term of twelve months or less. We also elected the practical expedient to not separate lease and non-lease components for our leases.

We have performed a comprehensive assessment of the impact of the adoption of new lease accounting guidance including reviewing our existing lease contracts, scoping the relevant contracts that include a lease as well as assessing the impact to business processes and related disclosure requirements.

Determining whether an arrangement contains a lease

Under Topic 842, at inception, we determine whether an arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

We as a lessee

We enter into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 11 years.

Leases are classified as finance or operating, with the classification affecting the pattern and classification of expenses recognized in the income statement. A lease is a finance lease if it meets any one of the criteria below, otherwise the lease is an operating lease:

•

The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

•

The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

•

The lease term is for the major part of the remaining economic life of the underlying asset.

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

•

The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term.

Based on the criteria above, as of January 1, 2019, our leases were classified as operating leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. The ROU asset is initially measured as the amounts that represent the discounted present value of the lease payments over the lease term, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore we use our incremental borrowing rate, or IBR, based on the information available at commencement date in determining the present value of lease payments. Our IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that we will exercise that option. An option to terminate is considered unless it is reasonably certain that we will not exercise the option.

Payments under our lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, that are expensed as incurred and not included in the operating lease ROU assets and liabilities. Variable lease payments are primarily comprised of payments affected by common area maintenance and utility charges.

Under ASC 842, we are required to re-measure and re-allocate the consideration in a contract when we remeasure the lease liability, which occurs as a result of any of the following:

•

A change to the lease term (e.g., a change resulting from a lessee’s determination that it is reasonably certain to exercise an existing option to extend a lease that it had previously determined it was not reasonably certain to exercise);

•

A change in the assessment of whether a lessee is reasonably certain to exercise an option to purchase the underlying asset;

•

A change in the amount that it is probable the lessee will owe under a residual value guarantee;

•

A lease modification that is not accounted for as a separate contract;

•

A resolution of a contingency that results in some or all of the payments allocated to the lease component that were previously determined to be variable meeting the definition of lease payments (e.g., an event occurs that results in variable lease payments that were linked to the performance use of the underlying asset becoming fixed payments for the remainder of the lease term); and

•

After lease commencement, we measure the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement.

Other variable lease payments:

Variable payments that depend on performance or use of the underlying asset are not included in lease payments used to measure the lease liability. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs.

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

The Company offers a 14-day money back guaranty, or Guaranty Period. The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

Revenues from premium subscriptions and software applications developed by the Company are recognized on a straight-line basis over the contract period, since the customer simultaneously receives and consumes the benefits provided by our performance as we perform.

Revenues related to the purchase and registration of domain names and Google's G-Suite application is recognized at the full amount paid by the customer at a point in time upon the purchase and registration of the domain name, since that is when control is transferred to the customer.Revenues related to third-party software applications are recognized on a net basis at a point in time upon purchase of the application, since that is when we complete our obligation to facilitate the transfer between the customer and the third-party developer.

Revenue related to the sale, by our subsidiary DeviantArt, of online advertising inventory (ad space) and other related advertising services to brands and advertising agencies are recognized at a point in time, when an ad space is sold.

Each of our goods and services is sold separately, therefore standalone selling prices for each of them exist, and allocation of the transaction price between the performance obligations in the contract is made relatively on that basis. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

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

We selected the Black-Scholes-Merton option pricing model as the most appropriate method for estimating the estimated fair value of our share-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

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

Fair Value of our Ordinary Shares

The grant date fair value for share-based awards is based on the closing price of our ordinary shares on NASDAQ on the date of grant and fair value for all other purposes related to share-based awards is the closing price of our ordinary shares on NASDAQ on the relevant date.

•

Expected Term

The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

•

Volatility

The expected share price volatility was based upon historical stock price movements.

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

If any of the assumptions used in the Black-Scholes-Merton option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

We apply ASU 2018-07, "Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" with respect to options and warrants issued to non-employees consultants. ASC No. 718 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

We also award restricted stock units, or RSUs, to certain of our employees, officers and directors. At the time of vesting these awards are settled in shares. Awards settled in shares are accounted for based on the fair market value at the time of grant while awards settled in cash are accounted for based on the fair market value at the time of vesting.

We also award options that are subject to certain performance criteria: accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied. The company recognizes compensation expenses for the value of awards granted based on the accelerated method for performance-based awards.

The total non-cash share-based compensation expense we recognized in our consolidated statement of operations was $47.7 million, $72.3 million and $109.3 million in the years ended December 31, 2017, 2018 and 2019, respectively.

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

•

Derivative instruments designated as hedging instruments

For derivative instruments that are designated and qualify as a cash-flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments, rent and other overhead vendors during the year, we had instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted salary, rent and other overhead cash flow denominated in NIS. These option contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, based on third-party valuations.

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

Goodwill and other Intangible Assets

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired. Under ASC topic 350, "Intangible - Goodwill and other", ("ASC No. 350") goodwill is not amortized, but rather is subject to impairment test. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company operates in one reporting segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present. As of December 31, 2017, 2018 and 2019, no impairment losses have been recognized.

Convertible Senior Notes

The Company accounts for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options". The Company separately accounts for the liability and equity components of convertible debt instruments The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt using an effective interest rate method. In accounting for the issuance costs related to the Notes, the allocation of issuance costs incurred between the liability and equity components were based on their relative values.

Legal Contingencies

The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2019, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

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

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. As of December 31, 2019, we had a net operating loss carryforward of approximately $163 million and had recorded a valuation allowance against most of our net deferred tax assets. Based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future.

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

As of December 31, 2019, we had $268.1 million of cash and cash equivalents and $294.1 million in short-term deposits with a maturity date of less than one year. In addition, we had $1.1 million as restricted deposits that consisted of restricted bank deposits for our leases, credit card agreements and also deposits to secure our online merchant activity with one of our billing processors, and we had $341.6 million in short- and long-term investments in marketable securities.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability. Deferred revenues consist of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales. We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues together with our other sources of liquidity. As of December 31, 2019, we had a working capital of $319.7 million, which included $289.1 million of short-term deferred revenues recorded as a current liability, and we also had $22.0 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for one to 36 months for premium subscriptions and one to 12 months for Wix applications sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months. In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

We expect to spend approximately $26 to $28 million in 2020 for capital expenditures, primarily related to leasehold improvements as we expand our office space. The capital expenditures include $8 to $9 million for the construction of our new headquarters office space. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash, cash from operations and net proceeds from the IPO or the Convertible Notes are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	(in USD thousands)
Net cash provided by operating activities	83,052	115,709	149,564
Net cash used in investing activities	(114,874)	(287,589)	(244,013)
Net cash provided by financing activities	23,988	417,707	31,495

Cash Provided by Operating Activities

Net cash provided by operating activities increased by $33.9 million in 2019 compared to 2018. Our primary source of cash from operating activities has been cash collections from our premium subscriptions. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services. We expect cash inflows from operating activities to be affected by increases in sales and the timing of collections. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2019, operating activities provided $149.6 million in cash, primarily resulting from increases of $71.4 million in short-and long-term deferred revenue balances due to an increase in collections from our premium subscriptions and $147.0 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization. These were offset primarily by our net loss of $86.4 million, and an increase of $17.6 million in accrued expenses, prepaid expenses and other current liabilities, including the adjustment to our new implementation of ASC 842.

For the year ended December 31, 2018, operating activities provided $115.7 million in cash, primarily resulting from increases of $54.7 million in short-and long-term deferred revenue balances due to an increase in collections from our premium subscriptions and $93.8 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization. These were offset primarily by our net loss of $37.1 million, a $9.5 million increase in accrued expenses, prepaid expenses and other current liabilities and $10.9 million related to an increase in trade payables.

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

Cash Used in Investing Activities

Cash used in investing activities was $244.0 million, $287.6 million and $114.9 million in 2019, 2018 and 2017, respectively. Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for investment in privately held companies. In addition, the company invested during 2019 in marketable securities according to the investment policy, which was approved by the Audit committee.

Cash Provided by Financing Activities

Cash provided by financing activities was $31.5 million, $417.7 million and $24.0 million in 2019, 2018 and 2017, respectively. Financing activities in 2019 consisted of proceeds from the exercise of share options.

C.Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania, the United States, and Germany and contractors engaged in research and development activities for us in Ukraine. Our research and development department is comprised of 1,552 employees and contractors. In 2019, research and development costs accounted for approximately 33% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies. We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide in order to protect our inventions as well as PCT applications that may result in additional national applications. As of December 31, 2019 we have (together with our subsidiaries DeviantArt and Loyalblocks Ltd.) a total of 71 issued patents (31 in the United States and 40 in additional regions) and 40 pending U.S. patent applications (some of which were also filed under PCT or in additional regions, adding a total of 153 non-U.S. patent applications). We also have one U.S. design patent application. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see “Item 4.A. Business Overview—Research and development.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which include special purposes entities and other structured finance entities.

F.Contractual Obligations

Our significant contractual obligations as of December 31, 2019 are summarized in the following table:

	Payments Due by Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in USD thousands)
Operating lease obligations(2)	102,053	16,927	26,418	19,049	39,659
Uncertain tax obligations (3)	2,030	2,030	-	-	-
0.00% Convertible Senior Notes due 2023(4)	442,750	-	-	442,750
Total	546,833	18,957	26,418	461,799	39,659

_______________________
(1)	Does not include short-term obligations that accrue monthly and are payable to third-party distributors and Internet search providers.

(2)

Consists of future lease payments for our rented office facilities located in Tel Aviv and Beer-Sheva, Israel; New York, New York; San Francisco, California; Los Angeles, California; Miami, Florida; Kiev and Dnipro, Ukraine; Vilnius, Lithuania; Berlin, Germany; Dublin, Ireland; Tokyo, Japan; and Santana de Parnaiba, Brazil. It also includes future lease payments for leased motor vehicles.

(3)

Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 12(k) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(4)	For additional information, see Note 8 to our consolidated financial statements included elsewhere in this annual report.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of April 1, 2020:

Name	Age	Position
Executive Officers
Avishai Abrahami	48	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Lior Shemesh	50	Chief Financial Officer
Nir Zohar	42	President and Chief Operating Officer
Omer Shai	42	Chief Marketing Officer
Yaniv Even-Haim	45	Vice President of Research and Development
Directors
Mark Tluszcz(4)	53	Chairman of the Board
Deirdre Bigley(1) (2) (3) (4)	55	Director
Allon Bloch(1) (4)	50	Director
Yuval Cohen(2)(4)	57	Director
Diane Greene(4)	64	Director
Ron Gutler(1)(2)(3)(4)(5)	62	Director
Roy Saar(4)	49	Director

____________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Independent director under the rules of NASDAQ
(5)	Lead independent director

Ms. Diane Greene was appointed to our board of directors on February 19, 2020, replacing Mr. Giora Kaplan who also stepped down from his role as Chief Technology Officer.

Ms. Erika Rottenberg resigned from our board of directors on April 1, 2020.

Executive Officers

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our board of directors from November 2013 until February 2016, at which time he was appointed Honorary Chairman. From May 2016 until November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

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

Nir Zohar has served as our President since September 2013 and Chief Operating Officer since June 2008 and joined our company in May 2007. Since January 2014, Mr. Zohar has served as a member of the board of directors of Fiverr International Ltd. (NYSE: FVRR). Prior to joining us, from August 2005 to April 2007, Mr. Zohar was the Budget and Production Manager of M.B. Contact Ltd., a private Israeli event production company. From 2001 until 2005, Mr. Zohar worked for the Jewish Agency and the Israeli Scouts. From 1995 until 2001, Mr. Zohar served as a Lieutenant Commander and Chief Engineer in the Israeli Navy.

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

Directors

Mark Tluszcz has served as the Chairman of our board of directors since February 2016 and as a member of our board of directors since June 2010. Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000. Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg. Mr. Tluszcz currently serves on the board of directors of JobToday S.A., K Health, Inc., TBOL Limited, Red Points Solutions, S.L. and Gong.io Inc. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Deirdre Bigley has served as a member of our board of directors since November 2017, as a member of our audit committee since July 2018, and as a member of our compensation and nominating and governance committees since February 2020. Ms. Bigley currently serves as Chief Marketing Officer of Bloomberg, L.P., a global business and financial information and news leader, which she joined in 2009. Prior to joining Bloomberg, Ms. Bigley spent 13 years at IBM, where she held several executive positions, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley currently serves as a member of the board of directors of Shutterstock, Inc., a global provider of commercial imagery and music. She also serves as a member of the board of directors of MAKERS. Ms. Bigley holds a Bachelor of Arts degree in English Literature from West Chester University.

Allon Bloch has served as a member of our board of directors since July 2016, and as a member of our audit committee since November 2018. Mr. Bloch also served as a member of our board of directors from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. Mr. Bloch is Co-Founder and CEO of K Health Inc., a digital health company. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a company he co-founded which is a leading online U.S. car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd., which does business as “mySupermarket,” a private online grocery shopping company. Also, during the period of July 2012 to January 2015, Mr. Bloch served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups. From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including CyberArk Software Ltd. (Nasdaq: CYBR). Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company. Mr. Bloch holds a B.Sc. in Biology from Tel-Aviv University and an M.B.A. from Columbia University.

Yuval Cohen has served as a member of our board of directors since August 2013, and as a member of our compensation committee since November 2017. Mr. Cohen also served as a member of our audit committee from May 2017 to November 2018. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003 that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as the Chairman of the board of directors of Kornit Digital Ltd. as well as a director of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Diane B. Greene has served as a member of our board of directors since February 2020. She served as a member of Alphabet, Inc.’s board of directors from January 2012 to June 2019, and its audit committee from 2012 to 2016, and served as a Senior Vice President, Google, Chief Executive Officer for Google Cloud, from December 2015 to January 2019. Ms. Greene founded bebop Technologies, Inc. (bebop) and served as Chief Executive Officer and a member of its board of directors from December 2012 to December 2015 when bebop was acquired by Google. Ms. Greene was previously a director of Intuit Inc., a provider of business and financial management solutions, from August 2006 to January 2018, where she served on its audit committee and chaired its nominating and corporate governance committee. She co-founded VMware, Inc., a virtualization software company, in 1998, that became a public company in 2007. Ms. Greene served on VMWare’s board of directors from 1998 through 2008, as Chief Executive Officer and President of VMware from 1998 to 2008, and as an Executive Vice President of EMC Corporation, a provider of information infrastructure and virtual infrastructure technologies, solutions and services, from 2005 to 2008. Ms. Greene previously held technical leadership positions at Silicon Graphics Inc., a provider of technical computing, storage and data center solutions, Tandem Computers, Inc., a manufacturer of computer systems, and Sybase Inc., an enterprise software and services company, and was Chief Executive Officer of VXtreme, Inc., a developer of streaming media solutions. Ms. Greene has been a member of the Supervisory Board of SAP SE, an enterprise application software company, since March 2018. Ms. Greene is also a lifetime member of the MIT Corporation, the governing body of the Massachusetts Institute of Technology. She is also a member of the National Academy of Engineering. She holds an M.S. in computer science from the University of California, Berkeley, an M.S. in naval architecture from the Massachusetts Institute of Technology, and a B.A. in mechanical engineering and an honorary doctorate from the University of Vermont.

Ron Gutler has served as a member of our board of directors since July 2013, as our lead independent director since February 2016 and serves as Chairman of each of our committees. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of CyberArk Software Ltd. (Nasdaq: CYBR), where he serves as the Chairman of the audit committee, Fiverr International Inc. (NYSE: FVRR) since April 2019, where he serves as Chairman of the audit committee, Psagot Investment House, and Psagot Securities, and he also serves as a member of the advisory board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Roy Saar has served as a member of our board of directors since January 2007. Mr. Saar is a partner in Mangrove IV Investment Fund and Mangrove V Investment Fund and has served in various roles at Mangrove Capital Partners since 2011. In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel. Mr. Saar is currently a member of the board of directors of several private companies. Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

B.Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $28.5 million for the year ended December 31, 2019. This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The aggregate share-based compensation for the year ended December 31, 2019 recorded in our financial statements due to options and RSUs granted to our directors and executive officers as a group related to (i) options to purchase 5,044,130 shares with exercise prices ranging from $0.00 to $127.18 and (ii) 467,831 RSUs. The expiration date of such options is 10 years after their date of grant.

Following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2019, or the Covered Executives. All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2019.

Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2019 of $359,000 in salary expenses and $84,000 in social benefit costs.

Mr. Giora Kaplan, Former Chief Technology Officer and Director. Compensation expenses recorded in 2019 of $356,000 in salary expenses and $78,000 in social benefit costs.

Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2019 of $340,000 in salary expenses and $68,000 in social benefit costs.

Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2019 of $321,000 in salary expenses and $77,000 in social benefit costs.

Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2019 of $315,000 in salary expenses and $83,000 in social benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the company’s executive compensation policy, we also recorded an expense for cash bonuses to our Covered Executives upon compliance with predetermined 2019 performance parameters set by the compensation committee and the board of directors. The 2019 cash bonus expenses for Avishai Abrahami and Giora Kaplan were $98,799 each, and for Nir Zohar, Lior Shemesh and Omer Shai were $94,407 each, as provided for in our 2019 financial statements (but due during 2020). The cash compensation amounts were denominated in U.S. Dollars and are due in Israeli Shekels at the exchange rate applicable on the date of payment.

From time to time, we grant options, RSUs and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item “6.C. Directors, Senior Management and Employees – Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2019, we granted our directors and executive officers options to purchase an aggregate of 549,307 shares and 91,239 RSUs under our equity incentive plans, with exercise prices of these options ranging from $102.02 to $127.18, and an expiration date of 10 years from the date of grant or 90 days after the termination of the engagement with the company, whichever is earlier. During 2019, director equity grants were subject to a vesting schedule over a one-year period for serving directors. Executive equity grants are subject to a vesting schedule over a four-year period, with the 2019 equity grants to our Chief Executive Officer and Chief Technology Officer being subject to predetermined Company performance criteria set by the company’s compensation committee and board of directors. We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2019 for the above 2019 options and RSU grants granted to Avishai Abrahami, Giora Kaplan, Nir Zohar, Lior Shemesh and Omer Shai on February 12, 2019, of $2,363,000, $738,000, $1,475,000, $1,305,000 and $1,305,000, respectively. The relevant amounts underlying the equity awards granted to our officers during 2019, will continue to be expensed in our financial statements over a four-year period during the years 2020-2023 on account of the 2019 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements included in Item 18 of this annual report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s compensation committee and board of directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer and Chief Technology Officer, also by the company’s shareholders in accordance with the Companies Law.

Compensation Program for Non-Executive Directors

In November 2019, our shareholders amended and re-adopted the compensation program for our non-executive directors. Pursuant to the amended compensation program, the non-executive directors are paid an annual cash retainer and receive a fixed, automatic equity grant mechanism.

Cash retainer. The annual retainer for board membership is $35,000, with the Chairman of the board of directors paid a supplemental annual fee of $40,000 and the lead-independent director paid a supplemental annual fee of $17,500. Non-Israeli directors are also entitled to a supplemental annual travel time fee of up to $20,000 ($5,000 for each quarter during which a director attends meetings in Israel).

The annual retainer for committee membership is $8,000 for audit committee membership and $5,000 for membership of each of the compensation committee and the nominating and corporate governance committee. The annual retainer for serving as chair of the audit committee, the compensation committee and the nominating and corporate governance committee is $20,000, $10,000 and $7,500, respectively.

Equity awards. Upon initial election to the board of directors, each non-executive director is granted an initial grant of 1,308 RSUs and options to purchase 3,924 ordinary shares. Following the expiration of the initial grant, each non-executive director is granted annual awards, each of which is comprised of 841 RSUs and options to purchase 2,523 ordinary shares, except that (i) the Chairman of the board of directors is granted an annual award of 1,261 RSUs and options to purchase 3,784 ordinary shares, and (ii) the Lead Independent Director is granted an annual award of 1,051 RSUs and options to purchase 3,154 ordinary shares. The options expire 10 years from the date of grant. The fair value of the RSUs and options shall be determined in accordance with the Black-Scholes-Merton option pricing model on the grant date.

The non-executive director grants vest in equal quarterly installments over a one-year period, commencing upon the expiration of the vesting period of the preceding equity grant, or for newly appointed directors, commencing on the date of appointment, and subject to continued service as a director through the applicable vesting dates. The grants are subject to a “double trigger” full acceleration vesting mechanism upon a “Change of Control” event.

In the case of non-executive directors who are Israeli residents, the exercise price of the options shall equal the average closing share prices of the ordinary shares on NASDAQ on the 30 trading days prior to the date of grant. In the case of non-executive directors who are not Israeli residents, the exercise price of the options shall equal the closing share price of the ordinary shares on NASDAQ on the trading day of the grant.

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

As of February 29, 2020, 10,041,013 ordinary shares are subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 5,283,384 ordinary shares issuable under currently exercisable share options. As of February 29, 2020, 2,511,096 shares remained available for future grant under our share incentive plans.

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

Directors’ Service Contracts

Other than with respect to our directors who are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

2007 Share Option Plan

Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and on October 27, 2011, or the 2007 plan. The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants. As of December 31, 2019, options to purchase 2,823,602 ordinary shares were outstanding under the 2007 plan. The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

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

Options granted under the 2007 plan generally vest and become exercisable over a period of four years with 25% of the shares subject to the option vesting on the first anniversary of the grant and the rest vesting monthly over the next three years, subject to continued employment or service by the optionholder. Options generally expire 10 years from the grant date.

Upon termination of employment or service for any reason, other than for cause or death or disability, the optionholder may exercise his or her vested options within 90 days of the date of termination. If we terminate an optionholder’s employment or service for cause, all of the employee’s options, whether vested or unvested, expire on the termination date. Upon termination of employment or service due to death or disability, the optionholder or his or her estate may exercise his or her vested options within 12 months from the date of death or disability. An option may not, however, be exercised after the option’s expiration date. Subject to applicable law, if the optionholder’s employment or services is terminated for fraud, breach of loyalty, theft or other malicious behavior against us, then he or she will be deemed to have offered to our other shareholders the right to purchase all of the shares issued pursuant to his or her option at the exercise price paid by him or her for such shares pro rata to their respective holdings of our issued and outstanding shares.

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

2013 Incentive Compensation Plan

We adopted our 2013 Incentive Compensation Plan, as amended on May 8, 2018, or the 2013 plan, which went into effect on October 15, 2013. The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and any other person whose services are considered valuable to us or any of our affiliates. As of December 31, 2019, options to purchase 4,623,917 of our ordinary shares and 2,125,440 RSUs were outstanding under the 2013 plan.

In 2019, under the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 1,068,589 of our ordinary shares at a weighted average exercise price of $105.46 per share and 1,182,364 RSUs.

As of December 31, 2019, the number of shares we may issue under the 2013 plan is 827,783 ordinary shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, and (iii) 7,500,000 shares. Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or regrant, respectively, under the 2013 plan. The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital. On January 1, 2020, the number of ordinary shares reserved for the 2013 plan increased by 2,576,296. The total number of ordinary shares reserved under the 2013 plan, as of February 29, 2020 was 2,511,096.

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

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option award agreement and the 2013 plan. Subject to those rights which are reserved to the board of directors or which require shareholder approval, the exercise price of each option granted under the 2013 plan is determined by our compensation committee. The exercise price of any share options granted under the 2013 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, such as a cashless broker-assisted exercise that complies with law. In addition, options may be exercised through a cashless exercise mechanism implemented by our company.

Options granted under the 2013 plan will generally vest over four years commencing on the date of grant such that 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options, other than certain incentive share options, that are not exercised within 10 years from the grant date expire, unless otherwise determined by our board of directors or the compensation committee, as applicable. In the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, including retirement, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

Subject to particular limitations specified in the 2013 plan and under applicable law, our board of directors may amend or terminate the 2013 plan, and the compensation committee may amend awards outstanding under the 2013 plan. The 2013 plan will continue in effect until all ordinary shares available under the 2013 plan are delivered and all restrictions on those shares have lapsed, unless the 2013 plan is terminated earlier by our board of directors. No awards may be granted under the 2013 plan on or after the 10th anniversary of the date of adoption of the plan.

The following is information regarding the outstanding options to purchase our ordinary shares held by each of our executive officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than one percent of our ordinary shares as of February 29, 2020:

Our Co-Founder, Chief Executive Officer and Director, Mr. Avishai Abrahami, previously received eight grants of options to purchase 816,510, 612,384, 240,000, 240,000, 240,000, 240,000, 209,974 and 141,038 ordinary shares, at an exercise price of $0.33, $0.003, $19.82, $21.03, $51.45, $60.40, $102.02 and $142.47, respectively, which options will expire if not exercised by December 31, 2020, July 28, 2023, February 10, 2025, February 9, 2026, February 14, 2027, February 13, 2028, February 12, 2029 and February 19, 2030, respectively.

Our President and Chief Operation Officer, Mr. Nir Zohar, previously received seven grants of options to purchase 494,307, 84,000, 84,000, 84,000, 84,000, 73,491 and 98,727 ordinary shares, at an exercise price of $0.00, $19.82, $21.03, $51.45, $60.40, $102.02 and $142.47, respectively, which options will expire if not exercised by July 11, 2023, February 10, 2025, February 9, 2026, February 14, 2027, February 13, 2028, February 12, 2029 and February 19, 2030, respectively. In addition, Mr. Nir Zohar, previously received five grants of RSUs: 28,000, 28,000, 28,000, 28,000 and 24,497.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees, full time consultants, and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full-time consultants the right to purchase our ordinary shares under the ESPP. The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares. On January 1, 2020, the number of ordinary shares reserved for the ESPP increased by 515,259. The total ordinary shares reserved under the ESPP as of February 29, 2020 was 1,766,815. On March 2, 2020, 99,813 ordinary shares were issued under the ESPP for the six-month period from September 1, 2019 through February 29, 2020.

The ESPP is administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP. To the extent that we grant employees the right to make purchases under the ESPP, on the first day of each offering period, each participating employee will be granted an option to purchase on the exercise date of such offering period up to a number of the company’s ordinary shares determined by dividing (1) the employee’s payroll deductions accumulated prior to such exercise date and retained in the employee’s account as of the exercise date by (2) the applicable purchase price, subject to certain limitations that may be applied to employees in different jurisdictions to address applicable law. The applicable purchase price is based on a discount percentage of up to 15%, which percentage may be decreased by the board of directors or the compensation committee, multiplied by the lesser of (1) the fair market value of an ordinary share on the exercise date, or (2) the fair market value of an ordinary share on the offering date.

C.Board Practices

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

We comply with the rules of NASDAQ requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Avishai Abrahami, are independent under such rules.

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

Under our articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Our directors are divided among the three classes as follows:

•

the Class I directors are Allon Bloch and Deirdre Bigley, and their terms expire at our annual meeting of shareholders to be held in 2020;

•

the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2021; and

•

the Class III directors are Avishai Abrahami, Diane Greene and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2022.

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

Under our articles of association, the approval of the holders of at least 66⅔% of the shares entitled to vote at a general meeting and voting in person or by proxy at the meeting is generally required to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the annual meeting of our shareholders for the year in which his or her term expires and after his or her successor is duly elected and qualified.

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

Chairman of the Board of Directors and Board of Directors Leadership Structure

Our articles of association provide that the Chairman of the board of directors is appointed by the members of the board of directors and serves as Chairman of the board of directors throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive Officer, may not serve as the Chairman of the board of directors, and the Chairman or a relative of the Chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•

such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or

•

the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the Chairman of the board of directors; the Chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the Chairman of the board of directors may not serve in any other position in the company or a controlled company, but he may serve as a director or Chairman of a subsidiary.

The board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The board of directors believes that, given the dynamic and competitive environment in which we operate, the optimal board leadership structure may vary as circumstances warrant.

At present, the board of directors has chosen to separate the two roles of Chief Executive Officer and Chairman of the board of directors, as our current leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis. Mark Tluszcz serves as non-executive Chairman of the board of directors and Ron Gutler serves as lead independent director.

Nevertheless, the board of directors recognizes that it is important to retain the organizational flexibility to determine whether the roles of the Chairman of the board of directors and Chief Executive Officer should be separated or combined in one individual. The board of directors periodically evaluates whether the board leadership structure should be changed in light of specific circumstances applicable to us.

External Directors and Israeli Regulations

Under the Companies Law, companies organized under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are generally required to appoint at least two external directors who meet the independence qualification requirements in the Companies Law.

However, pursuant to Israeli relief regulations adopted in 2016, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Companies Law) may elect not to appoint external directors to its board of directors and not to comply with the audit committee and compensation committee composition and chairman requirements of the Companies Law; provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ audit committee and compensation committee composition requirements.

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

Our audit committee consists of Ron Gutler, Deirdre Bigley and Allon Bloch. Ron Gutler serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules. Our board of directors has determined that Ron Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

Each member of our audit committee is “independent” as such term is defined in the relevant NASDAQ rules and in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board of directors and committee members.

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

Compensation Committee

NASDAQ Listing and Companies Law Requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee consists of three independent directors. Each of the members of the compensation committee is also required to be independent under the additional NASDAQ rules relating specifically to the independence of compensation committee members. Each member of our compensation committee satisfies those requirements.

Compensation Committee Composition and Role

Our compensation committee consists of Ron Gutler, Yuval Cohen and Deirdre Bigley. Ron Gutler serves as the Chair of the compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with NASDAQ rules and the Companies Law, which include:

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

Nominating and Governance Committee

Our nominating and governance committee consists of Ron Gutler and Deirdre Bigley. Ron Gutler serves as the Chairman of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities which include:

•

overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;

•

assessing the performance of the members of our board of directors; and

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company.

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

The compensation policies must be approved at least once every three years at the company’s general meeting of shareholders, following approval of the compensation committee and the board of directors, and are subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

•

the minimum holding or vesting period for variable, equity-based compensation while referring to appropriate long-term perspective based incentives; and

•

maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policies to the company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policies and to the approval of the terms of engagement of office holders, including:

•

recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

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

Our internal auditor also fulfills the internal audit function required by NASDAQ corporate governance rules, and provides management and the audit committee with ongoing assessments of our risk management processes and system of internal control.

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

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder to act in good faith and in the best interests of the company.

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

Pursuant to the Companies Law, compensation arrangements with the Chief Executive Officer require compensation committee approval, approval by the board of directors and Special Majority for Compensation approval at the shareholders’ meeting. Compensation arrangements with the Chief Executive Officer shall be in accordance with the compensation policy of the company. In the event that Special Majority Vote for Compensation is not obtained, then the compensation committee and the board of directors may reconsider the compensation arrangement and approve it after a detailed review. Notwithstanding the above, the compensation committee is authorized to refrain from submitting a proposed compensation arrangement with a Chief Executive Officer candidate for shareholder approval, if: (a) doing so would jeopardize the company’s engagement of the candidate; (b) the candidate did not have a prior business relationship with the company or a controlling shareholder of the company; and (c) the proposed arrangement complies with the company’s compensation policy.

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

In addition, an extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation arrangement of a controlling shareholder who is an office holder or his relative, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and a special majority vote of shareholders without personal interest, in that order.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders, and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

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

D.Employees

As of December 31, 2019, we had 2,562 employees, 1,816 of whom were based in Israel, 443 of whom were based in the United States, 155 of whom were based in Lithuania, eight of whom were based in Brazil, six of whom were based in Canada, four of whom were based in Japan, one of whom was based in India, 120 of whom were based in Ireland and nine of whom were based in Germany. Of our employees, 2,433 work full-time and 129 work part-time. As of December 31, 2019, we also engaged the services of 509 contractors in Ukraine either directly or through a third-party service organization. The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2017	2018	2019
Department
General and administration	204	247	311
Marketing	334	436	608
Research and development	1,061	1,310	1,552
Support and call center	435	494	600
Total	2,034	2,487	3,071

In regards to our Israeli employees, Israeli labor laws govern the length of the work day, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy apply to us and affect matters, such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights.

We have never experienced labor-related work stoppages or strikes, and believe that our relations with our employees are satisfactory.

E.Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation—Option plans” and “Item 7.A. Major Shareholders.”

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2020 by:

•

each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•

each of our directors and executive officers individually; and

•

all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 51,902,565 ordinary shares outstanding as of February 29, 2020. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 29, 2020 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of February 29, 2020 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami(1)	1,930,644	3.6%
Lior Shemesh(2)	130,001	*
Nir Zohar(3)	581,430	1.1%
Omer Shai(4)	396,411	*
Yaniv Even-Haim(5)	56,830	*
Deirdre Bigley (6)	14,987	*
Allon Bloch(6)	13,348	*
Mark Tluszcz (7)	789,567	1.5%
Yuval Cohen(6)	50,594	*
Ron Gutler(6)	46,225	*
Roy Saar(8)	148,769	*
Diane Greene	-	*

All executive officers and directors as a group (12 persons)	4,158,806	7.6%
Principal Shareholders
Baillie Gifford & Co (9)	3,940,059	7.6%

_____________
*	Less than 1%.
(1)

Shares beneficially owned consist of 20,000 shares and outstanding options to purchase 1,910,644 shares that are exercisable within 60 days of February 29, 2020. SUBSEQUENT TO FEBRUARY 29, 2020, MR. ABRAHAMI NOTIFIED US THAT HE EXERCISED OPTIONS TO PURCHASE 1,360,644 SHARES, WHICH SHARES HE CONTINUED TO BENEFICIALLY OWN.

(2)

Shares beneficially owned consist of 32,500 shares and 97,501 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2020 and RSUs that vest within 60 days of February 29, 2020.

(3)

Shares beneficially owned consist of 290,058 shares and 291,372 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2020 and RSUs that vest within 60 days of February 29, 2020.

(4)

Shares beneficially owned consist of 327,348 shares and 69,063 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2020 and RSUs that vest within 60 days of February 29, 2020.

(5)

Shares beneficially owned consist of 26,830 shares and 30,000 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2020 and RSUs that vest within 60 days of February 29, 2020.

(6)

Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2020 and RSUs that vest within 60 days of February 29, 2020.

(7)

Shares beneficially owned consist of 8,253 shares, and 26,022 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2020 and RSUs that vest within 60 days of February 29, 2020, 748,966 shares owned by Mangrove II Investments S.a.r.l. and 6,326 shares owned by Mangrove Partners SCSp.

(8)

Shares beneficially owned consist of 135,231 shares and 13,538 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2020 and RSUs that vest within 60 days of February 29, 2020.

(9)

This information is based upon a Schedule 13G filed by Baillie Gifford & Co, or BGC, with the SEC on February 7, 2020. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G, BGC has sole voting power over 2,131,092 shares and sole dispositive power over 3,940,059 shares. Securities reported on the Schedule 13G are beneficially owned by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.

Registered Holders

As of February 29, 2020, we had one holder of record of our ordinary shares in the United States - Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 50,925,238 ordinary shares, representing 98.1% of the 51,902,565 outstanding ordinary shares as of February 29, 2020. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.Related Party Transactions

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

Rights of Appointment

Our current board of directors consists of eight directors. Pursuant to our articles of association in effect prior to our IPO, certain of our shareholders had rights to appoint members of our board of directors. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our officers who work for us as employees. We enter into consulting agreements where the executive officer requests that we engage him or her through a wholly owned personal service corporation. Each of these agreements contains provisions regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is subject to limitations.

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

Options

Since our inception, we have granted options to purchase our ordinary shares and RSUs to our officers and certain of our directors. Such award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. If an executive officer or director is involuntarily terminated without cause, or the executive officer or director voluntarily terminates his or her employment for good reason (as defined in the applicable equity agreement), all options will immediately vest. Upon the consummation of a merger or acquisition transaction, an executive officer or director’s remaining unvested options will vest either on a monthly basis, with the first installment vesting one month after the closing of the transaction, or over the remaining vesting period, whichever is shorter. If an executive officer or director’s employment is terminated within a certain period following a merger or acquisition transaction, his or her unvested options will vest immediately, subject to other certain conditions. We describe our option plans under “Item 6.B. Directors, Senior Management and Employees—Compensation—2007 Share Option Plan” and “Item 6.B. Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan.”

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

Family Relationships

See “Item 6.C. Directors, Senior Management and Employees – Board Practices.”

C.Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

Legal Proceedings

Israeli Voluntary Regulatory Disclosure

In September 2013, we voluntarily approached the Israeli Ministry of Finance and asked for its formal position regarding the applicability of The Israeli Trading with the Enemy Ordinance—1939, or the Ordinance, to the type of services we provide. The Ordinance prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries. The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria, or Israeli Sanctioned Countries. The Ordinance was enacted in 1939 and does not expressly address online services. We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services we provide.

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

Lebanon is the only Israeli Sanctioned Country that is not also a U.S. Sanctioned Country. We have ceased providing services to users with a GEOIP address in a U.S. Sanctioned Country. The number of registered users and premium subscribers that we have in Lebanon is not material to our business, however; if we stop providing services in Lebanon, it may decrease the number of our current and future subscribers from other countries, particularly in the Middle East, who may cease using our services in protest to us blocking accounts in Israeli Sanctioned Countries.

In addition, if it is determined by a competent court that sanctions under the Ordinance cover the type of services we provide, we, our officers and employees may be subject to criminal and/or civil actions. We believe that our initiation of voluntary discussions with the Israeli Ministry of Finance may reduce such exposure, but any liability to which we are subject could adversely affect our personnel, brand and reputation.

Other Matters

From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business. Other than as described herein, we are not subject to any litigation the outcome of which might have a material adverse effect on our business, operating results or financial condition.

Dividend Policy

We have never declared nor paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

B.Significant Changes

No significant changes have occurred since December 31, 2019, except as otherwise disclosed in this annual report.

Item 9.THE OFFER AND LISTING

A.Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $16.50 per share on November 5, 2013.

As of March 31, 2020 the last reported sale price of our ordinary shares on NASDAQ was $100.82 per share. As of March 15, 2020, we had 8 holders of record of our ordinary shares, including Wix.com Ltd. ESOP, Tamir Fishman Trust 2004 Ltd. and CEDE & Co. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.Plan of Distribution

Not applicable.

C. Markets

See “—Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Articles of Association

Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 52,085,533 shares are issued and outstanding as of March 15, 2020.

A copy of our articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated.

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

D.Exchange Controls

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

E.Taxation

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The standard corporate tax rate for Israeli companies was 24% in 2017 and decreased to 23% in 2018 and thereafter.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

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

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above. As of December 31, 2019 we did not utilize any of the benefits for which we were eligible under the Investment Law.

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

The Technological Enterprise Incentives Regime—Amendment 73 to the Investment Law

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law, or Amendment 73, was published. Starting in 2017, part of our taxable income in Israel is entitled to a preferred 6% tax rate under Amendment 73. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The tax tracks under the Amendment are as follows: Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%). Special Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location. The new incentives regime applies to “Preferred Technological Enterprises” that meet certain conditions, including, inter alia:

1.

Investment of at least 7% of income, or at least NIS 75 million (approximately $19 million) in R&D activities; and

2.

One of the following:

o

At least 20% of the workforce (or at least 200 employees) are employed in R&D;

o

A venture capital investment approximately equivalent to at least $2 million was previously made in the company; or

o

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Dividends paid to a U.S. Holder with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli taxes withheld on dividends may be credited against a U.S. Holder’s United States federal income tax liability or, at such U.S. Holder’s election, be deducted from its U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if the U.S. Holder does not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent, they will be entitled to this credit.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC (as defined below) with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our ordinary shares are currently listed on the NASDAQ Global Select Market, an established securities market. U.S. Holders should consult their own tax advisor regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

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

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, royalties, rents, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be classified as a PFIC for the taxable year that ended on December 31, 2019, or for the current taxable year. However, the determination of whether we are a PFIC is a factual determination that is made annually, after the close of the taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC for any taxable year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

Item 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2019, approximately 70% of our revenues were denominated in U.S. dollars and approximately 30% in other currencies, primarily in Euros, British Pounds and Brazilian Reals. In addition, in 2019, approximately 68% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 28% in New Israeli Shekels. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

Our primary processing provider converts payments collected from our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payments are not received in dollars this does not reduce our overall exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2019	(0.9)
2018	(0.1)
2017	(6.3)
2016	(1.1)
2015	8.6

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have increased (decreased) our net loss by approximately $23 million in 2019. We estimate that a 10% concurrent devaluation of the Euros, British Pound, Brazilian Real, Japanese Yen and Russian Ruble against the U.S. dollar would have increased our net loss by approximately $21 million in 2019.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program.

We hedge limited portions of the anticipated payroll of our Israeli employees, Israeli suppliers and anticipated rent expenses of our Israeli premises denominated in NIS for a period of one to 12 months with forward contracts and other derivative instruments. In addition, we hedge a portion of our revenue transactions denominated in euros and British pounds. See Note 2(m) to our consolidated financial statements included elsewhere in this annual report.

Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar. Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. As of December 31, 2019, we had $871.7 million of cash and cash equivalents, restricted deposits and marketable securities denominated in U.S. dollars and $33.2 million denominated in other currencies, primarily NIS, Euro, British Pounds, Japanese Yen and the Brazilian Real.

Other Market Risks

We do not believe we have material exposure to interest rate risk due to the fact that we have no long-term borrowings that incur interest.

We do not believe we have any material exposure to inflationary risks.

Item 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

From the effective date of the registration statement and until December 31, 2019, we have used existing cash and the net proceeds of the IPO for working capital and other general corporate purposes. We may also use all or a portion of the net proceeds to hire additional personnel for our research and development and support and call center functions, and to increase our selling and marketing expenses focused on user acquisition. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

Item 15.CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2019 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes, in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2019. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ron Gutler qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NASDAQ Marketplace Rules. In addition, Mr. Gutler is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the NASDAQ Global Market.

Item 16B.CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department. Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver on our website. We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We granted no waivers under our code of ethics in 2019.

Item 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2018 and 2019:

	2018	2019
	(in USD thousands)
Audit Fees	555	635
Audit-Related Fees	223	105
Tax Fees	150	330
Total	928	1,070

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

Item 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2019, our board of directors authorized an extension to our share repurchase plan under which up to $100 million is available to purchase our ordinary shares, which plan received court approval in accordance with Israeli law on December 31, 2019.

The plan, as authorized by the Israeli court, authorizes repurchases through June 30, 2020, and the company intends to continue filing extension requests on an ongoing basis as required.

Share repurchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors our board of directors deems appropriate. Our board of directors may also suspend and/or discontinue the program at any time, in its sole discretion. All share repurchases will be made in accordance with all applicable securities laws and regulations. We did not repurchase any shares during 2019.

Item 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided that we disclose those NASDAQ Stock Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” as follows:

Quorum Requirements. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33⅓% of the issued share capital provided under the NASDAQ Listing Rule 5620(c).

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

Item 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.FINANCIAL STATEMENTS

Not applicable.

Item 18.FINANCIAL STATEMENTS

See pages F-2 through F-57 of this annual report.

Item 19.EXHIBITS

See exhibit index incorporated herein by reference.

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, filed on March 28, 2017)

2.1	Description of Registered Securities

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)

4.2	Wixpress Ltd. 2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))

4.3

Wix.com Ltd. 2013 Incentive Compensation Plan (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018, filed on April 9, 2019)

4.4

Wix.com Ltd. 2013 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018, filed on April 9, 2019)

4.5	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for November 2019, filed on November 9, 2019).

4.6	Wix.com Ltd.’s Compensation Policy – Directors (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 6-K for November 2019, filed on November 9, 2019).

8.1	List of subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith

15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm

101.INS	XBRL Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 2, 2020	Wix.com Ltd.

By: /s/ AVISHAI ABRAHAMI

Avishai Abrahami
Co-Founder, Chief Executive Officer and Director

WIX.COM LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 2, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the Matter

As described in Note 2q to the consolidated financial statements, the Company derives its revenue mainly from subscription fees from customers for access to its platform, which it recognizes ratably over the related contractual term. The Company‘s revenue recognition process involves several applications responsible for the initiation, processing, and recording of transactions from the Company’s various sales channels, and the calculation of revenue in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involves capturing and pricing significant volumes of data.

Auditing the Company's accounting for revenue from contracts with customers was challenging and complex due to the high volume of individually-low-monetary-value transactions and the dependency on the effective design and operation of multiple applications, some of which are custom-made for the company’s business, and data sources associated with the revenue recognition process.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s accounting for revenue recognition. For example, with the assistance of IT professionals, we tested the controls over the initiation and billing of new and recurring subscriptions, the provisioning of customers, and the Company’s cash to billings reconciliation process. We also tested the controls related to the key application interfaces between the provisioning, billing, and accounting systems, which included controls related to access to the relevant applications and data, changes to the relevant systems and interfaces, as well as controls over the configuration of the relevant applications.

Our audit procedures included, among others, substantive audit procedures that included testing on a sample basis the completeness and accuracy of the underlying data within the Company’s billing system, performing data analytics by extracting data from the system to evaluate the completeness and accuracy of recorded revenue and deferred revenue amounts, tracing a sample of sales transactions to third-party documentation, and testing a sample of cash to billings reconciliations. We also evaluated the Company’s disclosures included in Note 2 to the consolidated financial statements.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2020	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on Internal Control over Financial Reporting

We have audited Wix.com Ltd. internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wix.com Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2019 and the related notes, and our report dated April 2, 2020 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2020	A Member of Ernst & Young Global

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$331,057	268,103
Short-term deposits	349,619	294,096
Restricted deposit	1,149	1,149
Marketable securities	22,992	164,301
Trade receivables	13,528	16,987
Prepaid expenses and other current assets	11,939	19,211

Total current assets	730,284	763,847

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	3,065	9,926
Property and equipment, net	21,947	31,706
Marketable securities	47,225	177,298
Intangible assets, net	24,429	19,841
Goodwill	17,800	17,800
Operating lease right-of-use assets	-	79,249

Total long-term assets	114,466	335,820

TOTAL ASSETS	$844,750	1,099,667

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2018	2019
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$45,567	37,687
Employees and payroll accruals	32,036	41,938
Deferred revenues	227,226	289,148
Accrued expenses and other current liabilities	35,564	56,464
Operating lease liabilities	-	18,949

Total current liabilities	340,393	444,186

LONG-TERM LIABILITIES:
Convertible notes	337,777	358,715
Long-term deferred revenues, net of current portion	12,494	21,969
Long-term deferred tax liabilities	602	1,585
Long-term loan	1,219	1,219
Long term operating lease liabilities. net of current portion	-	64,244

Total long-term liabilities	352,092	447,732

Total liabilities	692,485	891,918

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 500,000,000 shares at December 31, 2018 and 2019; Issued and outstanding: 49,269,626 and 51,525,919 shares at December 31, 2018 and 2019, respectively	88	94
Additional paid-in capital	472,239	611,083
Accumulated other comprehensive income (loss)	(1,691)	1,357
Accumulated deficit	(318,371)	(404,785)

Total shareholders' equity	152,265	207,749

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$844,750	1,099,667

The accompanying notes are an integral part of the consolidated financial statements.

April 2, 2020
Date of approval of the Consolidated financial statements	Avishai Abrahami Chief Executive Officer	Lior Shemesh Chief Financial Officer

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2017	2018	2019

Revenues
Creative Subscription	391,347	525,350	644,491
Business Solutions	34,289	78,354	116,597
	425,636	603,704	761,088
Cost of Revenues
Creative Subscription	64,108	84,752	120,905
Business Solutions	5,283	42,195	76,002
	69,391	126,947	196,907

Gross profit	356,245	476,757	564,181

Research and development	153,635	198,912	250,791
Selling and marketing	204,435	249,178	307,718
General and administrative	48,186	59,297	85,922

Total operating expenses	406,256	507,387	644,431

Operating loss	(50,011)	(30,630)	(80,250)
Financial income (expenses), net	(5,015)	(2,794)	(3,621)
Other income (expenses)	76	(489)	55

Loss before taxes on income	(54,950)	(33,913)	(83,816)
Taxes on income	1,323	3,207	2,598

Net loss	(56,273)	(37,120)	(86,414)

Other comprehensive loss:

Unrealized gains (loss) from marketable securities	(291)	(24)	1,167
Unrealized gains (loss) on cash flow hedge	394	(1,381)	1,881

Other comprehensive income (loss) for the year	103	(1,405)	3,048

Total comprehensive loss	$(56,170)	$(38,525)	(83,366)

Basic and diluted net loss per ordinary share	$(1.24)	$(0.77)	(1.71)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Other comprehensive loss	Accumulated deficit	Total shareholders' equity (deficiency)
	Shares	Amount

Balance as of January 1, 2017	44,297,761	$74	$241,154	$(389)	$(243,308)	$(2,469)

Exercise of share options and warrants	2,155,822	6	22,253	-	-	22,259
Share-based compensation	-	-	47,700	-	-	47,700
Other comprehensive loss	-	-	-	103	-	103
Net loss	-	-	-	-	(56,273)	(56,273)

Balance as of December 31, 2017	46,453,583	80	311,107	(286)	(299,581)	11,320

Exercise of share options	2,816,043	8	31,764	-	-	31,772
Equity Component of Convertible senior notes	-	-	57,038	-	-	57,038
Effect of adopting ASU 2014-09, Revenue from Contracts with Customers (Topic 606)	-	-	-	-	18,330	18,330
Share-based compensation	-	-	72,330	-	-	72,330
Other comprehensive income	-	-	-	(1,405)	-	(1,405)
Net loss	-	-	-	-	(37,120)	(37,120)

Balance as of December 31, 2018	49,269,626	88	472,239	(1,691)	(318,371)	152,265

Exercise of share options and warrants	2,256,293	6	29,368			29,368
Share-based compensation			109,476			109,476
Other comprehensive income				3,048		3,048
Net loss					(86,414)	(86,414)

Balance as of December 31, 2019	51,525,919	94	611,083	1,357	(404,785)	207,749

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019
Cash flows from operating activities:

Net loss	$(56,273)	$(37,120)	(86,414)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,654	8,724	12,126
Amortization of intangible assets	2,753	2,784	4,588
Share based compensation expenses	47,700	72,330	109,337
Amortization of debt discount and debt issuance costs	-	10,004	20,938
Increase in accrued interest and exchange rate on short-term and long-term deposits	(555)	(583)	748
Amortization of premium and discount and accrued interest on marketable securities, net	(77)	(99)	(346)
Deferred taxes, net	(2,719)	(959)	935
Changes in operating lease right-of-use assets	-	-	18,225
Changes in operating lease liabilities	-	-	(15,376)
Increase in trade receivables	(1,936)	(2,128)	(3,459)
Increase in prepaid expenses and other current and long-term assets	(1,824)	(3,665)	(5,168)
Increase (decrease) in trade payables	11,834	10,933	(7,560)
Increase in employees and payroll accruals	5,627	2,843	7,781
Increase in short-term and long-term deferred revenues	58,353	54,681	71,397
Increase (decrease) in accrued expenses and other current liabilities	14,515	(2,036)	21,812

Net cash provided by operating activities	83,052	115,709	149,564

Cash flows from investing activities:

Proceeds from short-term and restricted deposits	52,311	204,125	348,775
Investment in short-term and restricted deposits	(88,706)	(437,979)	(296,100)
Investment in marketable securities	(33,189)	(58,963)	(402,774)
Proceeds from marketable securities	245	21,054	132,905
Purchase of property and equipment	(11,649)	(13,684)	(21,427)
Capitalization of software development costs	(720)	(392)	(639)
Payments for businesses acquired	(33,091)	-	-
Purchases of investments in privately-held companies	-	(1,250)	(3,862)
Investment in other long-term assets	-	(500)	(891)
Acquisition of intangible assets	(75)	-	-

Net cash used in investing activities	(114,874)	(287,589)	(244,013)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019
Cash flows from financing activities:

Credit line repayment	(170)	-	-
Proceeds from issuance of convertible senior notes	-	442,750	-
Payments of debt issuance costs	-	(12,601)	-
Purchase of capped call	-	(45,338)	-
Proceeds from exercise of options and ESPP shares	24,158	32,896	31,495

Net cash provided by financing activities	23,988	417,707	31,495

Increase (decrease) in cash and cash equivalents	(7,834)	245,827	(62,954)
Cash and cash equivalents at the beginning of the year	93,064	85,230	331,057

Cash and cash equivalents at the end of the year	$85,230	$331,057	268,103

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$4,422	$3,666	3,109

Supplemental information for non- cash transactions

Right-of-use asset recognized with corresponding lease liability	$-	$-	46,121

Non-cash purchase of property and equipment	$1,019	$1,413	1,232

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-GENERAL

a.Wix.com Ltd. was incorporated on October 5, 2006, under the laws of the State of Israel, and commenced operations on the same date.

Wix.com Ltd. has established a number of subsidiaries in local jurisdictions to comply with local law requirements regarding payment collection and operation activity, (Wix.com, Inc. (the "U.S. Subsidiary"), Wix.com Brasil Serviços de Internet Ltda. (the "Brazilian Subsidiary"), Wix.com Luxemburg S.a.r.l (the "Luxembourgian Subsidiary"), Wix.com Services Mexico S de RL de C.V. (the "Mexican Subsidiary"), Wix Com India Private Limited (the “Indian Subsidiary) and Wix.com Colombia S.A.S (the "Colombian Subsidiary"). During 2016 the Company established a new entity in Singapore and as of December 31, 2019 the Singapore Subsidiary and the Colombian Subsidiary had not yet commenced their operations. In addition, the Company established wholly-owned subsidiaries in Lithuania under the name Wix.com UAB (the "Lithuanian Subsidiary") and in Germany under name (the "Wix.com Germany GmbH") which are engaged in R&D activity. During 2018 the Company established a new entity in Ireland under the name Wix Online Platforms Limited (the “Dublin” Subsidiary) which is engaged in customer support activity.

During 2019 the Company established a new entity in Japan under the name Wix.com Japan K.K. (the “Japanese Subsidiary”) which is engaged in business development and customer support activities and the Company established in December 2019 new entity in Israel under the name Wix Whaat Ltd which is engaged in local operation activity in Israel.

Wix.com Ltd. and its subsidiaries (the "Company") develops and markets a cloud-based platform that enables anyone to create a website or web application.

b.In January 2017, the Company acquired 100% of the share capital of Loyalblocks Ltd., a privately held Israeli company (doing business as Flok).

c.In February 2017, the Company acquired 100% of the capital stock of DeviantArt, Inc., a privately held Delaware based corporation.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.Use of estimates:

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

b.Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

c.Financial statements in U.S. dollars:

A majority of the Company's revenues are generated in U.S. dollars. In addition, the equity investments are in U.S. dollars and a substantial portion of the Company costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

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

The functional currency of the Company Subsidiaries is the U.S. dollar.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.Short-term deposits:

Short-term deposits are deposits with maturities over three months form the date of purchase and of up to one year. As of December 31, 2018 and 2019, the Company's bank deposits were denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 2.84% and 2.86%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises, for the Company's credit cards, and as a security for the Company's hedging activities. As of December 31, 2018 and 2019 the Company's bank deposits were in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.06% and 0.05%, respectively. Restricted deposits are presented at their cost, including accrued interest upon the term of the remaining restrictions.

g.Marketable securities:

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

Marketable securities are classified as available for sale at the time of purchase. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold. Interest on these securities, as well as amortization or accretion of premiums or discounts, are included in financial income, net.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the year ended December 31, 2019 and 2018 were not other-than temporary. Tax effect was de minimis.

h.Property and equipment, net:

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

i.Impairment of Long-lived assets and intangible assets subject to amortization:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2017, 2018 and 2019, no impairment losses have been identified.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.Business combinations:

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

The Company accounts for a transaction that does not meet the definition of a business as an asset acquisition Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), we first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

k.Goodwill and intangible assets:

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which weighted average amortization period of 13 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2017, 2018 and 2019, no impairment losses have been recognized.

l.Equity investments in privately-held companies:

The Company's non-marketable equity securities are investments in privately held companies without readily determinable market values.

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-01, which changed the way it accounts for non-marketable securities on a prospective basis. Under the new ASU, equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient are eligible for the measurement alternative. For the Company’s equity investment in private company equity securities which do not have readily determinable fair values, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The investment is reviewed periodically to determine if its value has been impaired and adjustments are recorded as necessary.

During the years ended December 31, 2018 and 2019, no impairment loss was identified and no loss related to revaluation of its investment in a private company based on observable price changes was recorded.

m.Derivatives instruments:

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

Derivative instruments designated as hedging instruments:

As a result of adopting new accounting guidance discussed in Note 2, " Recently adopted accounting pronouncements," beginning January 1, 2019, gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into in the same accounting period in which the designated forecasted transaction or hedged item affects earnings. Prior to January 1, 2019, cash flow hedge ineffectiveness was separately measured and reported immediately in earnings. Cash flow hedge ineffectiveness was immaterial during 2018 and 2017.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The net fair value of derivative instruments balance as of December 31, 2018, totaled $(341), and is presented on a gross basis as prepaid expenses and other current assets in the amount of $599 and as accrued expenses and other current liabilities in the amount of $940. The net fair value of derivative instruments balance as of December 31, 2019 totaled $888, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $888 and as accrued expenses and other current liabilities in the amount of $0.

In the years ended December 31, 2017, 2018 and 2019, the Company recorded as operating income (expenses) net from hedging transactions in the amount of $5,417, $(1,687) and $147, respectively.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments, rent and other overhead vendors during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted salary, rent and other overhead cash flow denominated in NIS. These option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective.

As of December 31, 2019, the amount recorded in accumulated other comprehensive loss from the Company's currency option transactions is $888. At December 31, 2019, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $56,101. The foreign exchange forward and options contracts will expire through 2020.

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Brazilian Real, Mexican Pesos and Japanese Yen and expenses in NIS. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2019, the notional amounts of foreign exchange forward contracts into which the Company entered were $78,302. The foreign exchange forward and option transactions will expire through 2020.

The net fair value of derivative instruments balance as of December 31, 2018, totaled $318 and is presented on a gross basis as prepaid expenses and other current assets in the amount of $1,974 and as accrued expenses and other current liabilities in the amount of $1,656. The net fair value of derivative instruments liabilities balance as of December 31, 2019 totaled $119, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $577 and as accrued expenses and other current liabilities in the amount of $696.

In the years ended December 31, 2017, 2018 and 2019, the Company recorded net financial income (expenses), net from hedging transactions in the amount of $(7,101), $1,435 and $963, respectively. Tax effect was de minimis.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.Severance pay:

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

Severance expense for the years ended December 31, 2017, 2018 and 2019, amounted to $7,768, $9,489 and $12,042, respectively.

o.U.S. employees defined contribution plan:

The U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $19 per year (for certain employees over 50 years of age the maximum contribution is $25 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2017, 2018 and 2019, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $ 334, $ 587 and $ 727, respectively.

p.Convertible senior notes:

The Company accounts for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options". The Company separately accounts for the liability and equity components of convertible debt instruments The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt using an effective interest rate method. In accounting for the issuance costs related to the Notes, the allocation of issuance costs incurred between the liability and equity components were based on their relative values.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The cumulative effect of the changes made to the Company's January 1, 2018 consolidated balance sheet for the adoption of Topic 606 were as follows (USD, in thousands):

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

The Company charges the customer for the entire consideration at inception date, and accordingly the services are provided from that date for the agreed service period. The Company records contract liability when cash payments are received in advance of performance, and these revenues are recognized ratably over the service period. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period. The Company expects to recognize the short-term portion of deferred revenue, $289,148 over the next twelve months and the long-term portion of deferred revenue over the remaining service period of up to five years.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting policies and significant judgements:

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

The Company offers a 14-day money back guaranty ("Guaranty Period") on new premium subscription. The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

Our revenue is categorized and disaggregated as reflected in our statements of operations, as follows:

Creative Subscriptions

Revenues from premium subscriptions are recognized on a straight-line basis over the contract period, since the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs.

Revenues related to the purchase and registration of domain names is recognized at the full amount paid by the customer at a point in time upon the purchase and registration of the domain name, since that is when the Company satisfies the performance obligation.

Business Solutions

Revenues related to Google's G-Suite application is recognized at a point in time upon the purchase, since that is when the Company satisfies the performance obligation

Other subscriptions and software applications developed by the Company are recognized on a straight-line basis over the contract period, since the customer simultaneously receives and consumes the benefits provided by our performance as the Company performs.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues related to third party software applications are recognized on a net basis at a point in time upon purchase of the application, since that is when the Company completes its obligation to facilitate the transfer between the customer and the third-party developer.

Revenue related to the sale of online advertising inventory (ad space) and other related advertising services to brands and advertising agencies are recognized at a point in time, when an ad space is sold.

Each of our goods and services is sold separately, therefore standalone selling prices (SSP) for each of them is observed, and allocation of the transaction price between the performance obligations in the contract is made relatively on that basis. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Principal versus Agent Considerations

We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product-by-product basis and is dependent on our determination as to whether we act as principal or agent in the transaction. Revenue associated with sales through our network of resellers, for certain aftermarket domain sales and for third-party offerings including Google's G-Suite application is recorded on a gross basis as we have determined that we control the product before transferring it to our end customers. Revenues related to third party software applications when the Company does not control the product or service before transferring to the customers are recognized on a net basis.

The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

r.Research and development costs:

Research and development costs are charged to the statements of comprehensive loss as incurred.

s.Internal use software costs:

The Company capitalized costs related to the online platform for internal use incurred during the application development stage. Costs incurred in the process of software production are charged to expenses as incurred. Certain software development costs are capitalized under ASC 350-40, Internal-Use Software and are included in property and equipment, net in the consolidated balance sheets.

Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose.

During 2017, 2018 and 2019, the Company capitalized $720, $392 and $778 respectively.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.Advertising expenses:

Advertising expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements. Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2017, 2018 and 2019 amounted to $141,346, $165,319 and $187,318, respectively.

u.Share-based compensation:

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. The Company estimates forfeitures at the grant date, and revises its estimate if necessary, in subsequent periods if actual forfeitures differ from those estimates. Some of the options granted are subject to certain performance criteria: accordingly compensation expense is recognized for such awards when it become probable that the related performance condition will be satisfied. The Company recognizes compensation expenses for the value of awards granted based on the accelerated method for performance based awards.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate model for determining the fair value for its stock options awards and Employee Stock Purchase Plan, whereas the fair value of restricted stock units is based on the closing market value of the underlying shares at the date of grant. The option-pricing model requires several assumptions, of which the most significant are the expected share price, volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASU 2018-07, "Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" with respect to options and warrants issued to non-employees consultants. ASC No. 718 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.Income taxes:

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

The deferred tax assets and liabilities be classified as noncurrent in the statement of financial position

The Company accounts for uncertain tax positions in accordance with the provisions of ASC No. 740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

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

w.Basic and diluted net loss per share:

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

For the years ended December 31, 2017, 2018 and 2019, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive and the total options and RSUs that have been excluded from the calculations was 10,294,200, 9,767,225 and 9,572,959, respectively. As of December 31, 2019 the exercise price of the Convertible notes options were higher than the share market price and there for the Company has not excluded such options from the calculation of the diluted net loss per share.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.Comprehensive loss:

The Company accounts for comprehensive loss in accordance with Accounting Standards Codification No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

The total accumulated other comprehensive loss was comprised as follows:

	Year ended December 31, 2019
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total
Beginning balance	$(315)	$(1,376)	$(1,691)
Other comprehensive income before reclassifications, net	1,167	2,027	3,194
Amounts reclassified from accumulated other comprehensive income	-	(147)	(147)
Net current period other comprehensive income	1,167	1,881	3,048
Total accumulated other comprehensive loss	$852	$505	$1,357

	Year ended December 31, 2018
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total
Beginning balance	$(291)	$5	$(286)
Other comprehensive income before reclassifications, net	(24)	(3,068)	(3,092)
Amounts reclassified from accumulated other comprehensive income	-	1,687	1,687
Net current period other comprehensive loss	(24)	(1,381)	(1,405)
Total accumulated other comprehensive loss	$(315)	$(1,376)	$(1,691)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y. Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and restricted deposits.

The majority of the Company's and its subsidiaries' cash and cash equivalents, short-term and restricted deposits are invested with major banks in Israel, Brazil and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk.

z.Fair value of financial instruments:

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 1 -Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$204,067	$-	$-	$204,067

Marketable securities:
Government and corporate debentures - fixed interest rate	-	284,321	-	284,321
Government-sponsored enterprises	-	30,132	-	30,132
Government and corporate debentures - floating interest rate	-	27,146	-	27,146
Foreign currency derivative contracts assets	-	1,465	-	1,465
Total financials assets	$204,067	$343,064	$-	$547,131
Foreign currency derivative contracts liabilities		696		696
Total financials liabilities	$-	$696	$-	$696

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$265,157	$-	$-	$265,157

Marketable securities:	-
Government and corporate debentures - fixed interest rate	-	69,217	-	69,217
Government and corporate debentures - floating interest rate	-	1,000	-	1,000
Foreign currency derivative contracts assets	-	2,573	-	2,573
Total financials assets	$265,157	$72,790	$-	$337,947
Foreign currency derivative contracts liabilities		2,596		2,596
Total financials liabilities	$-	$2,596	$-	$2,596

aa.Government grants:

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

The Company recorded grants in the amounts of $1,030, $1,172 and $852 for the years ended December 31, 2017, 2018 and 2019, respectively. The conditions to receive these grants are based on actual certain approved Head Count (“HC”) positions. The Company may be subject to penalties if certain criteria under the grants are not met.

The Company recorded grants in the amounts of $758 for the year ended December 31, 2019. The conditions to receive these grants are based on actual HC working on innovation R&D projects that were approved by the Israel Innovation Authority. The Company may be subject to penalties if certain criteria under the grants are not met.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

bb.Recently issued accounting standards, not yet adopted by the Company:

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU clarifies the accounting treatment for implementation costs for cloud computing arrangements (hosting arrangements) that are service contracts. This standard becomes effective for the Company beginning January 1, 2020. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit's fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 with early adoption permitted. This guidance must be applied on a prospective basis. The new guidance was effective for the Company on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 also applies to employee benefit plan accounting, with an effective date of the first quarter of fiscal 2020. The amendments in this update are effective for fiscal years beginning after December 31, 2019, including interim periods within those fiscal years. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for us in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently adopted accounting standards:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This new standard introduced a number of changes, primarily the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The new standard retained the distinction between finance leases and operating leases and the classification criteria between the two types remains substantially similar. Also, lessor accounting remained largely unchanged from previous guidance.

The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application. The Company adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the "package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2018 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets and are not comparative.

The standard had a material impact on the Company’s consolidated balance sheets which resulted in the recognition of right of use ("ROU") assets and lease liabilities of $51,353 and $52,448, respectively, on January 1, 2019, which included reclassifying deferred rent and rent prepayments as components of the ROU assets. The standard did not have a material impact on the Company's consolidated statements of comprehensive income.

	Balance at January 1, 2019 based on ASC 842	Balance at January 1, 2019 as reported based on previous GAAP	Effect of change
ROU assets	51,353	-	51,353

Accrued lease expense	-	(1,095)	1,095

Lease liabilities short-term	(15,598)	-	(15,598)

Lease liabilities long-term	(36,850)	-	(36,850)

In August 2017, the FASB issued ASU 2017-12, "Targeted Improvements to Accounting for Hedging Activities." The standard better aligns an entity's hedging activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results in the financial statements. The standard prospectively made hedge accounting easier to apply to hedging activities and also enhances disclosure requirements for how hedge transactions are reflected in the financial statements when hedge accounting is elected. The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard beginning January 1, 2019. The standard did not have a material impact on the consolidated financial statements.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2018, the FASB issued ASU 2018-07, "Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" (ASU 2018-07). ASU 2018-07 was issued to simplify several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, "Compensation – Stock Compensation", to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard did not have a material impact on the consolidated financial statements.

cc.Leases

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

Determining whether an arrangement contains a lease

Under Topic 842 on the inception date of the lease, the Company determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee

The Company entered into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 11 years.

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A lease is a finance lease if it meets any one of the criteria below, otherwise the lease is an operating lease:

•

The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

•

The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

•

The lease term is for the major part of the remaining economic life of the underlying asset.

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

•

The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term.

Based on the criteria above, as of January 1, 2019, the Company's leases were classified as operating leases.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under our lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by common area maintenance and utility charges.

Under ASC 842, the company is required to remeasure and reallocate the consideration in a contract when they remeasure the lease liability, which occurs as a result of any of the following:

•

A change to the lease term (e.g., a change resulting from a lessee’s determination that it is reasonably certain to exercise an existing option to extend a lease that it had previously determined it was not reasonably certain to exercise)

•

A change in the assessment of whether a lessee is reasonably certain to exercise an option to purchase the underlying asset

•

A change in the amount that it is probable the lessee will owe under a residual value guarantee

•

A resolution of a contingency that results in some or all of the payments allocated to the lease component that were previously determined to be variable meeting the definition of lease payments (e.g., an event occurs that results in variable lease payments that were linked to the performance use of the underlying asset becoming fixed payments for the remainder of the lease term)

•

A lease modification that is not accounted for as a separate contract

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Other variable lease payments:

Variable payments that depends on performance or use of the underlying asset are not included in the lease payments. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs.

The Company as a lessor

Company subleases certain office spaces to third-parties. Sublease income is recognized over the term of the agreement.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-MARKETABLE SECURITIES:

At December 31, 2018 and 2019, the Company held marketable securities classified as available-for-sale securities as follows:

	December 31,
	2018				2019
LESS THAN A YEAR	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$22,028	$3	$(39)	$21,992	$148,437	$329	$(15)	$148,751
Government-sponsored enterprises	-	-	-		12,548		(1)	12,547
Government and corporate debentures - floating interest rate	1,000	-	-	1,000	3,003	1	(1)	3,003

	$23,028	$3	$(39)	$22,992	$163,988	$330	$(17)	$164,301

	December 31,
	2018				2019
MORE THAN 1 YEAR	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$47,504	$4	$(283)	$47,225	$135,040	$595	$(65)	$135,570
Government-sponsored enterprises	-	-	-	-	17,579	9	(3)	17,585
Government and corporate debentures - floating interest rate	-	-	-	-	24,141	8	(6)	24,143

	$47,504	$4	$(283)	$47,225	$176,760	$612	$(74)	$177,298

At December 31, 2019, gross unrealized losses on investments that were in a gross unrealized loss position were immaterial. These investments were not deemed to be other-than-temporarily impaired and the gross unrealized losses were recorded in OCI.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2018	2019

Government authorities	$1,885	$3,548
Hedging transaction asset	2,574	1,465
Prepaid expenses	5,293	8,468
Other current assets	2,187	5,730

	$11,939	$19,211

NOTE 5:-PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2018	2019

Cost:
Leasehold improvements	$22,551	$34,831
Computers, peripheral equipment and electronic equipment	19,262	24,425
Office furniture and equipment	4,063	5,664

	45,876	64,920

Less - accumulated depreciation	23,929	33,214

Depreciated cost	$21,947	$31,706

Depreciation expense amounted to $ 5,654, $ 8,724 and $ 12,126 for the years ended December 31, 2017, 2018 and 2019, respectively.

During 2018 and 2019, the Company recorded a reduction of approximately $3,700 and $2,841 to the cost and accumulated depreciation of fully depreciated equipment no longer in use, following an assessment made by the Company.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-INTANGIBLE ASSETS, NET

	December 31,
	2018	2019

Cost:
Technology	$8,275	$8,275
Customer relations	10,667	10,667
Customer data	12,043	12,043
Domain	552	552

	31,537	31,537

Less - accumulated amortization	7,108	11,696

Intangible assets, net	$24,429	$19,841

Estimated amortization expense for the years ended:

2020	$2,212
2021	1,938
2022	1,868
2023	1,571
Thereafter	12,252

$19,841

Amortization expense amounted to $2,753, $2,784 and $4,588 for the years ended December 31, 2017, 2018 and 2019, respectively. During 2019, the Company recorded $1,206 amortization expenses that relate to DeviantArt’s technology, an intangible asset due to launching a new platform and terminating the old one.

NOTE 7:-ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2018	2019

Accrued expenses	$32,634	$53,738
Hedging transaction liability	2,596	696
Uncertain tax positions	334	2,030

	$35,564	$56,464

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-CONVERTIBLE NOTES

In June and July of 2018, The Company issued $442,750 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2023 (the “Convertible Notes”). Subject to satisfaction of certain conditions and during certain periods, as defined in the indenture governing the notes, the holders will have the option to exchange the notes into cash or Wix ordinary shares, if any (subject to Wix right to pay cash in lieu of all or a portion of such shares).

The Company may provide additional shares upon conversion if there is a "Make-Whole Fundamental Change" in the business as defined in the indenture governing the notes.

The Notes are not redeemable by the Company prior to the maturity date apart from certain cases as defined in the indenture governing the Notes.

Conversion terms:

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2023 only under the following circumstances:

1.During any calendar quarter commencing after September 30, 2018 (and only during such calendar quarter), if the last reported sale price of Wix’s Ordinary Shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

2.During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per USD 1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

3.If Wix calls the notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

4.Upon the occurrence of specified corporate events. On or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, Wix will pay or deliver, as the case may be, cash, Ordinary Shares or a combination of cash and Ordinary Shares, at Wix’s election.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-CONVERTIBLE NOTES (Cont.)

5.The conversion rate was initially 7.0113 Ordinary Shares per USD 1,000 principal amount of notes (equivalent to an initial conversion price of approximately $142.63 per Ordinary Share). The conversion rate will be subject to adjustment in some events, but will not be adjusted for any accrued and unpaid special interest, if any. In addition, following certain corporate events that occur prior to the maturity date, or following Wix’s delivery of a notice of tax redemption, Wix will, in certain circumstances, increase the conversion rate for a holder who elects to convert his notes in connection with such a corporate event or notice of tax redemption, as the case may be.

During the year ended December 31, 2019, the conditions allowing holders of the Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2019 and are classified as long-term liability.

In accounting for the issuance of the Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the liability component was calculated by using the Jump-Diffusion model. The carrying amount of the equity component representing the conversion option was $105,375 and was determined by deducting the fair value of the liability component from the par value of the Convertible Notes. The equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount ("debt discount") is amortized to interest expense over the term of the Convertible Notes at an effective interest rate of 6.20% over the contractual terms of the Convertible Notes.

Debt issuance costs related to the Convertible Notes comprised of commissions and payable to third party consultants of $11,511 and third party costs of $1,090. The Company allocated the total amount incurred to the liability and equity components of the Convertible Notes based on their relative values. Issuance costs attributable to the liability component were $9,602 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were netted with the equity component in stockholders’ equity.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-CONVERTIBLE NOTES (Cont.)

Capped Call Transactions

In connection with the pricing of the Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the purchasers of the Convertible Notes. The Capped Call Transactions cover, collectively, the number of company ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The cost of the Capped Call Transactions was $45,338. The transaction is expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes under certain events described in the Capped Call Transactions.

As the Capped Call Transactions are considered indexed to the Company's stock and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheet and are not accounted for as derivatives.

The cost of the Capped Call Transactions was recorded as a reduction to additional paid-in capital.

The net carrying amount of the Notes were as follows (in thousands):

	Principal outstanding	Unamortized debt discount	Unamortized debt issuance costs	Net carrying value
December 31, 2018:

Convertible Notes	$442,750	$(96,371)	$(8,602)	$337,777

December 31, 2019:

Convertible Notes	$442,750	$(77,527)	$(6,508)	$358,715

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-CONVERTIBLE NOTES (Cont.)

The net carrying amount of the equity component of the Notes were as follows (in thousands):

	Amount allocated to conversion option	Less: allocated issuance costs and Capped call	Equity component, net
December 31, 2019:

Convertible notes	$105,375	$(48,337)	$57,038

The Company recognized interest expense on the Notes as follows (in thousands, except for percentages):

Year ended December 31, 2019

Amortization of debt discount and issuance costs	$20,938

The effective interest rate of the liability component is 6.20% for the Convertible Notes.

	Amount allocated to conversion option	Less: allocated issuance costs and Capped call	Equity component, net
December 31, 2018:

Convertible notes	$105,375	$(48,337)	$57,038

The Company recognized interest expense on the Notes as follows (in thousands, except for percentages):

Year ended December 31, 2018

Amortization of debt discount and issuance costs	$10,004

The effective interest rate of the liability component is 6.20% for the Convertible Notes.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- LEASE

The components of the lease cost for the year ended in December 31, 2019 were as follows:

Year ended December 31, 2019

Lease cost:
Fixed payment and variable payments that depend on an index or rate	$16,995
Short-term lease cost	1,031
Total operating lease cost	$18,026

Year ended December 31, 2019

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(15,376)
Right-of-use assets obtained in exchange for new operating lease liabilities	$18,225

Weighted average remaining operating lease term	2.62
Weighted average discount rate operating lease	4.8%

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- LEASE (Cont.)

Future minimum lease payments of the operating lease liabilities as of December 31, 2019 were as follows:

Fiscal Years Ending December 31,	Lease Commitments

2020	$16,927
2021	13,999
2022	12,419
2023	9,735
2024	9,314
After 2025	39,659
Total operating lease payments	102,053
Less:
Imputed interest	18,860
Present value of lease liabilities	$83,193

Future minimum lease payments of the operating lease liabilities under ASC 840 as of January 1, 2019 were as follows:

Fiscal Years Ending December 31,	Lease Commitments

2019	$13,385
2020	11,735
2021	7,447
2022	5,456
After 2023	17,807
Total operating lease payments	$55,830

The Company sublease one of its partial real estate offices.

Lease income relating to lease payments of operating leases was $658 and $640 for the years ended December 31, 2019 and 2018, respectively.

As of December 31, 2019, the Company has an additional operating lease commitment of approximately $114,000 for a new offices in Israel, which has not yet commenced. The operating lease commitment will commence on June, 2022, and on June 2023 with a lease term of approximately ten years.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-COMMITMENTS AND CONTINGENT LIABILITIES

a.Pledges:

The Company has pledged bank deposits in the amount of $ 714, in connection with an office lease agreement, credit cards and hedging transactions.

b.Legal contingencies:

The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2019, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-SHAREHOLDERS' EQUITY

a.Composition of shares capital of the Company:

December 31, 2018		December 31, 2019
Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

500,000,000	49,269,626	500,000,000	51,525,919

b.Ordinary shares:

The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

c.Share based payment:

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

Under the Plans, as of December 31, 2019, an aggregate of 827,783 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-SHAREHOLDERS' EQUITY (Cont.)

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs and employee stock purchase rights issued pursuant to the Company's Employee Share Purchase Plan (“ESPP”) and recognized for the years ended December 31, 2017, 2018 and 2019 was comprised as follows:

	Year ended December 31,
	2017	2018	2019

Cost of revenues	$2,930	$4,418	$5,854
Research and development	26,227	39,417	56,161
Sales and marketing	6,585	9,770	18,458
General and administrative	11,958	18,725	28,864

Total share-based compensation expense	$47,700	$72,330	$109,337

Total unrecognized compensation cost amounted to $256,390 as of December 31, 2019, and is expected to be recognized over a weighted average period of approximately 2.82 years.

d.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2019 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value

Balance at December 31, 2018	7,663,313	$25.81	5.91	$496,978

Granted	1,068,589	$105.46
Exercised	(1,225,170)	$22.18
Forfeited	(68,613)	$60.35

Balance at December 31, 2019	7,438,119	$37.53	5.49	$631,994

Exercisable at December 31, 2019	5,295,987	$20.22	4.31	$541,129

Vested and expected to vest at December 31, 2019	7,322,566	$36.83	5.44	$627,224

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-SHAREHOLDERS' EQUITY (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; For restricted stock units the fair value is based on the closing market value of the underlying shares at the date of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model.

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019

Expected volatility	45.46%-48.04	45.19%-46.64%	42.60%-45.24%
Expected dividends	0%	0%	0%
Expected term (in years)	5.03 -7.07	5.17 -7.53	4.94 -4.99
Risk free rate	1.82%-2.27%	2.59%-3.03%	1.51%-2.47%

The following table set forth the parameters used in computation of the employee stock purchase plan for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019

Expected volatility	33.6%-43.4%	39.9%-41.2%	31.88%-54.49%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	0.47%-0.79%	1.85%-2.28%	1.89%-2.52%

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-SHAREHOLDERS' EQUITY (Cont.)

A summary of options data for the years ended December 31, 2017, 2018 and 2019, is as follows:

	Year ended December 31,
	2017	2018	2019

Weighted-average grant date fair value of options granted	$27.50	$34.93	$53.67
Total intrinsic value of the options exercised	$75,763	$137,448	$128,003
Total fair value of shares vested	$20,780	$27,629	$33,316

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2019:

Exercise price (range)	Options outstanding as of December 31, 2019	Weighted average remaining contractual term	Options exercisable as of December 31, 2019	Weighted average remaining contractual term
		(years)		(years)

0.001-0.17	1,064,706	3.69	1,052,071	3.63
0.18-0.5	1,253,657	0.99	1,253,657	0.99
0.51-18.08	636,191	3.21	635,878	3.21
18.09-20.94	462,216	4.92	459,216	4.92
20.95-26.84	685,352	5.89	622,121	5.86
26.85-52.2	897,441	7.04	563,317	7.01
52.21-61.75	955,157	8.11	396,739	8.11
61.76-101.67	494,974	8.46	190,942	8.20
101.68-102.67	739,341	9.12	86,948	9.12
102.68-143.79	249,084	9.29	35,098	8.94

	7,438,119	5.49	5,295,987	4.31

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-SHAREHOLDERS' EQUITY (Cont.)

e.Options granted to non-employees consultants:

The following table summarizes information about the Company's outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of December 31, 2019:

Grant Date	Options outstanding as of December 31, 2019	Exercise price	Exercisable as of December 31, 2019	Exercisable through
		$
January 25, 2011	6,000	0.67	6,000	January 25, 2021
January 9, 2013	3,400	2.34	3,400	January 9, 2023

	9,400		9,400

No options were granted to non-employees during the years ended December 31, 2019, 2018 and 2017.

f.A summary of RSU activity for the year ended December 31, 2019, is as follows:

	Number of shares	Weighted average grant date fair value per share
		$
Unvested as of December 31, 2018	2,090,512	$66.53
Granted	1,182,364	$125.47
Vested	(952,715)	$65.50
Forfeited	(195,731)	$80.88

Unvested as of December 31, 2019	2,124,430	$98.50

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate as follows: 2017 – 24%, 2018 – 23% and 2019 – 23%.

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

b.Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2017	2018	2019

Domestic	$(53,432)	$(50,679)	$(85,369)
Foreign	(1,518)	16,766	1,553

Loss before taxes on income	$(54,950)	$(33,913)	$(83,816)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-INCOME TAXES (Cont.)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2018	2019
Deferred tax assets:

Net operating loss carryforward	$45,314	$34,400
Capital losses carry-forwards	53	59
Operating lease tax assets		11,376
Research and development expenses	1,901	4,011
Depreciation difference	1,680	2,074
Accrued employees costs	2,176	3,057
Tax advances	-	3,353
Intra-entity intellectual property transfer(1)	-	3,516
Other	964	468

Deferred tax assets, net before valuation allowance	52,088	62,314

Valuation allowance	(44,607)	(45,465)

Deferred tax asset, net	$7,481	$16,849

Deferred tax liabilities:

Property and equipment	$306	$322
Operating lease tax liabilities		11,376
Acquired Intangible assets	5,556	1,945
Share-based compensation	467	1,305
Other	171	209

Deferred tax liabilities	$6,500	$15,157

Deferred taxes are included in the consolidated balance sheets, as follows:

Long-term receivables	$1,583	$14,730

Long-term liabilities	$602	$13,036

(1)During 2019, the Company completed an intra-entity transfer from US to Israel of certain intangible property (“IP”) rights associated with a subsidiary’s technology platform. This transfer resulted in an income tax expense for US tax purposes of approximately $15,000. As a result of the IP transfer, the Company utilized NOLs and consequently released the valuation allowance.

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

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-INCOME TAXES (Cont.)

d.Income taxes are comprised as follows:

	Year ended December 31,
	2017	2018	2019

Current	$4,042	$4,188	$3,309
Deferred	(2,719)	(981)	(711)

	$1,323	$3,207	$2,598

Domestic	$578	$1,140	$(1,981)
Foreign	745	2,067	4,579

	$1,323	$3,207	$2,598

e.A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2017	2018	2019

Loss before taxes on income	$(54,950)	$(33,913)	$(83,816)

Statutory tax rate	24%	23%	23%

Theoretical income tax expense	(13,188)	(7,800)	(19,278)

Change in valuation allowance	2,122	(1,925)	(1,821)
Non-deductible option expenses	8,528	12,609	20,882
Non-deductible expenses	1,263	824	728
Tax adjustment in respect of different tax rate of foreign subsidiary	(1,679)	(1,627)	2,894
Rate change impact	3,099	(174)	(90)
Intra-entity intellectual property transfer	-	-	196
Foreign tax	881	1,182	102
Other	297	118	(1,015)

Income tax expense	$1,323	$3,207	$2,598

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-INCOME TAXES (Cont.)

f.Net operating loss carryforward:

As of December 31, 2019, the Company had carryforward operating and capital tax losses totaling approximately $163,175 and $236, respectively. $136,715 and $236 attributed to Israel that can be carried forward indefinitely.

g.The Law for the Encouragement of Capital Investments, 1959 (the "Law"):

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

NOTE 12:-INCOME TAXES (Cont.)

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

Through December 31, 2019 the Company had not generated income under the provision of the new law.

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

NOTE 12:-INCOME TAXES (Cont.)

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to regulations that were published by the Minister of Finance on May 1, 2017.

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law.

h.Tax benefits for research and development:

Israeli tax law (section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company's business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the above mentioned benefit for the majority of its research and development expenses.

i.Tax reform in the U.S.:

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2018. The Act reduces the US federal corporate tax rate from 35% to 21% in 2019, repealed the corporate alternative minimum tax, and requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings.

The Company calculate an effective rate by computing the effective state tax rate and adding the expected federal statutory rate with a reduction for the federal benefit of the state tax expense.

The Company remeasured all U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%.

j.Tax assessments:

The Company and its subsidiaries did not have any final tax assessments as of December 31, 2019. The Company's tax years until December 31, 2012 are subject to statutes of limitation as of December 31, 2018.

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-INCOME TAXES (Cont.)

k.Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2017	2018	2019

Opening balance	$1,098	$1,378	$334
Increases (decrease) related to previous and current year tax positions	280	(1,044)	1,696

Closing balance	$1,378	$334	$2,030

During the year ended December 31, 2019 the Company recorded $47 for interest expense related to uncertain tax positions. As of December 31, 2019 the Company had accrued interest liability related to uncertain tax positions in the amounts of $2,030 which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2019 and 2018.

The balance of total unrecognized tax benefits at December 31, 2018, is $2,030 which, if potentially recognized, would affect the effective rate in the Company's statement of comprehensive loss.

NOTE 13:-FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2017	2018	2019

Bank charges	$(310)	$(310)	$(533)
Income (expense) related to hedging activity	(7,101)	1,434	963
Amortization of debt discount and issuance costs	-	(10,004)	(20,938)
Exchange rate income (loss)	1,214	(3,521)	(2,905)

Total income (expenses)	(6,197)	(12,401)	(23,413)

Interest income	1,182	9,607	19,792

Total financial income (expenses), net	$(5,015)	$(2,794)	$(3,621)

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2017	2018	2019

Net loss available to shareholders of ordinary shares	$(56,273)	$(37,120)	$(86,414)

Denominator:

Shares used in computing net loss per ordinary shares, basic and diluted	45,552,199	48,017,188	50,504,698

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Year ended December 31,
	2017	2018	2019

Shares used in computing net loss per ordinary shares, basic and diluted	45,552,199	48,017,188	50,504,698

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:

Stock options	8,212,554	7,676,713	7,447,519
Restricted share units	2,081,646	2,090,512	2,125,440

	10,294,200	9,767,225	9,572,959

WIX.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.The Company applies ASC topic 280, "Segment Reporting", ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.The following tables present total revenues for the years ended December 31, 2017, 2018 and 2019 and long-lived assets as of December 31, 2018 and 2019:

Revenues:

	Year ended December 31,
	2017	2018	2019

North America (*)	$220,124	$316,446	$414,775
Europe	110,419	159,768	195,324
Latin America	36,816	46,232	51,108
Asia and others	58,277	81,258	99,881

	$425,636	$603,704	$761,088

(*)    Include revenue from USA in amount of $192,153, $278,784 and $363,431 for 2017, 2018 and 2019, respectively.

Long-lived assets:

	December 31,
	2018	2019

Israel	$17,581	$18,863
Europe	699	3,642
North America	3,667	9,201

	$21,947	$31,706

NOTE 16:-SUBSEQUENT EVENTS

During December 2019, China alerted the world health organization (WHO) of the outbreak of the Corona virus ("COVID-19"). Since then, more cases have been diagnosed, also in other countries ("coronavirus outbreak"). With the development of the coronavirus outbreak, many countries have required entities to limit or suspend business operations and implemented travel restrictions and quarantine measures. These measures and policies have significantly disrupted (or are expected to disrupt) the activities of many entities. The impacts of the global emergence of the COVID-19 disease on the Company's business are currently unknown. The Company will continue to actively monitor the situation and may take further actions that alter our business operations.