Form 20-F
period 2020-12-31
Wix.com Ltd.
filed 2021-03-25
CIK 1576789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Chief Legal Officer

Telephone: +972 (3)545-4900

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, the registrant had outstanding 56,027,758 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐   No ☒

WIX.COM LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

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

We define certain terms used in this Annual Report as follows:

•

“business solutions” means additional products and services other than Premium Subscriptions that are offered to our users to help users manage and grow their business online, such as communication tools, payment services and marketing products.

•

“Business Solutions Revenue” or “Business Solutions Collections” refer to all revenue or collections, as applicable, generated from business solutions and exclude any revenue or collections, as applicable, included under Creative Subscriptions Revenue or Collections, as applicable.

•

“Collections” or “collections” is a non-GAAP financial measure calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections include cash receipts for premium subscriptions purchased by users as well as cash we collect from Business Solutions including Payments by Wix, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment.

•

“Creative Subscriptions Revenue” or “Creative Subscriptions Collections” refer to revenue or collections, as applicable, generated from premium subscriptions, including premium subscriptions bundled with vertical solutions and domain name subscriptions and exclude any revenue or collections, as applicable, included under Business Solutions Revenue or Collections, as applicable. Our total revenue is comprised of Business Solutions Revenue and Creative Subscriptions Revenue. Our total collections is comprised of Business Solutions Collections and Creative Subscriptions Collections.

•

“Partners” or “partners” means agencies, independent design professionals, web design, development professionals, and other third parties, who either act as resellers of our solutions to their customers or use our platform to provide website building and maintenance services to their customers, while further customizing our solutions to suit the needs of their customers.

•

“Premium Subscribers” or “premium subscribers” means users who have purchased a Premium Subscription.

•

“Premium Subscriptions” or “premium subscriptions” means our main monthly, yearly and multi-year paid subscription plans for online presence solutions purchased by a Registered User.

•

“Users,” “users,” “Registered Users,” or “registered users” means all individuals or entities that have registered with Wix, as identified by a unique email address provided by such individual or entity.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•

our expectation that we will be able to attract and retain registered users and generate new premium subscriptions;

•

our expectation that we will be able to increase the revenue we derive from the sale of premium subscriptions and business solutions, through our partners;

•

our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions;

•

our assumption that historical user behavior can be extrapolated to predict future user behavior;

•

our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth;

•

our expectation to maintain and enhance our brand and reputation;

•

our ability to attract and retain qualified employees and key personnel;

•

our expectation to enter into new markets and attract new customer demographics, including our ability to successfully attract new partners and grow our partners activities as anticipated;

•

our expectation that our products created for markets outside of North America will continue to generate growth in those markets;

•

our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business;

•

our expectation that we will effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales;

•

our expectations with respect to the integration and performance of acquisitions;

•

our expectation relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase plan;

•

our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods;

•

our expectation that we will effectively manage the growth of our infrastructure;

•

our expectations regarding the extent of the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides, the effectiveness of government policies, vaccine administration rates and other factors;

•

changes we expect may occur to technologies used in our solutions;

•

our expectations regarding the outcome of any regulatory investigation or litigation, including class actions;

•

our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;

•

changes we expect to happen in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19; and

•

our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months.

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

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or SEC, including the following risk factors that could materially and adversely affect our business, financial condition, operating results and growth. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. See “Special Note Regarding Forward-Looking Statements” on page i.

Risk Factors Summary

The following is a summary of the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

•

We may be unable to generate new premium subscriptions, retain existing premium subscriptions or increase the adoption of our business solutions.

•

Our selling and marketing activities may fail to generate new registered users that purchase premium subscriptions and business solutions or fail to increase the revenue we generate from each premium subscription to the levels we anticipate.

•

We may fail to develop and introduce new products and services, or keep up with rapid changes in design and technology.

•

The security of the data we store in our systems, including personal information or business data of our users and their users, may be breached or otherwise subjected to unauthorized access.

•

We may be unable to maintain and enhance our brand.

•

We may be unable to hire, integrate and retain highly skilled personnel.

•

We may fail to comply with data privacy and data protection laws and regulations, as well as our contractual data privacy and security obligations.

•

The use and adoption of our services may be limited due to growing awareness of data privacy and protection laws.

•

We are uncertain as to the impact of the COVID-19 pandemic on our users.

•

We may be unable to attract a more diverse customer base such as partners, mid-size, large and enterprise level companies, design professionals and tech savvy users, for which we have developed more customized solutions.

•

We may be unable to generate significant revenues from sources other than our premium subscriptions.

•

We are subject to risks associated with international operations and may be unable to localize our platform on an international scale.

•

We are exposed to risks associated with payment processing and the provision of financial services.

•

We may be unable to maintain a consistently high level of customer care which is critical to retaining and increasing our user base, as well as converting registered users into purchasing premium subscriptions and business solutions.

•

We may be subject to adverse impacts of exchange rate fluctuations.

•

We may be susceptible to failures of our third-party hardware, software and infrastructure, including third-party data center hosting facilities, and failure to protect against cyber-attacks.

•

We may fail to manage the growth of our infrastructure effectively or fail to expand our infrastructure into additional geographic locations.

•

We may face increased competition in a highly competitive market.

•

We may fail to manage our growth in headcount effectively.

•

Our acquisitions and investments may cause operating difficulties.

•

We may be unable to maintain market share for mobile sites and applications.

•

We may be affected by the enactment of new governmental regulations regarding the Internet which could hinder growth in the use of the Internet and increase our costs of doing business.

•

We may be liable, as a provider of online services, for the activities of our registered users or the content of their websites.

•

We may be unable to achieve profitability in the future.

•

Our ability to attract users may be limited if search engines and social networking sites change their listings or policies regarding advertising or data sharing.

•

The use of our products may be impacted by consumer protection laws and standards of conduct implemented by private organizations.

•

We could face liability from disputes over registration and transfer of domain names.

•

The small business market for our solutions may be less lucrative than projected or we may fail to effectively acquire and service small business users.

•

Our relatively short operating history in a developing market and our increasing efforts selling to new customer demographics, might make it difficult to evaluate our current business.

•

The demand for our solutions and platform could decline if we do not maintain the compatibility of our platform and solutions with changes and developments in third-party applications.

•

Downturns or upturns in sales are not immediately reflected in full in our operating results because we recognize revenues from premium subscriptions over the term of an agreement.

•

Changes to technologies used in our solutions or upgrades of operating systems and Internet browsers may impact the process by which users interface with our platform.

•

Trade and economic sanctions and export laws may restrict our business.

•

We may be unable to obtain, maintain and protect our intellectual property rights.

•

We may become subject to claims for remuneration or royalties for assigned service invention rights by our contractors or employees.

•

We may be subject to claims by third parties of intellectual property infringement.

•

We use open source software in connection with our software and we may face claims challenging the use of open source software and/or compliance with open source license terms.

•

Internet service providers may be able to block, degrade or charge for access to certain of our products.

•

The number of users as we define it may be higher than the actual number of individual users, because some users may have multiple registrations.

•

U.S. states and/or other jurisdictions in which we conduct our business may seek to impose taxes on Internet sales.

•

Our cash balances and investment portfolio may be adversely affected by market conditions and interest rates.

•

Our Convertible Notes may impact our financial results and result in the dilution of existing shareholders and we may fail to raise the funds necessary to settle conversions of the Convertible Notes and may incur more debt or take other actions that would diminish our ability to make payments on the Convertible Notes when due.

•

We may be unable to raise capital to pursue our growth strategy.

•

We could be adversely affected by violations of anti-bribery laws.

•

The UK’s withdrawal from the EU may affect financial markets and the level of economic activity in the UK and EU, and adversely impact our users’ use of our products.

For a more complete discussion of the material risks facing our business, see below.

Risks Related to Our Business and Our Industry

Our results of operations and future revenue prospects will be harmed if we are unable to generate new premium subscriptions, retain existing premium subscriptions or increase the adoption of our business solutions through new or existing users or if we are unable to increase the revenue we generate from each existing and new premium subscription, including through the adoption of business solutions.

We primarily generate revenue through the sale of premium subscriptions and additional business solutions. The growth of our premium subscriptions base is mainly impacted by the rate at which our registered users upgrade the free web development, design and management software our platform offers them to premium subscriptions with their individual branding and purchase additional business solutions tailored for more specific business needs. In addition, the growth in the number of premium subscriptions is impacted by direct sales of premium subscriptions to partners that sell our solutions on a larger scale to their customers. In addition to growing our premium subscription base, we also focus on increasing the amount of revenue we generate from each new and existing premium subscription by offering our business solutions.

The renewal rate of premium subscriptions also significantly impacts the overall number of premium subscriptions and, as a result, our revenues. One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. Premium subscriptions renewing on a yearly or multi-year basis allow for fewer opportunities of failure to renew such subscription than monthly subscriptions, whether deliberately or through failure to update payment information upon expiration. As of December 31, 2020, yearly and multi-year premium subscription packages constituted approximately 85% of all active premium subscriptions. In addition, premium subscriptions currently renew automatically at the end of each subscription period unless premium subscribers actively cancel the automatic renewal of their subscription in advance.

A number of factors could impact our ability to generate new premium subscriptions, to retain our existing premium subscriptions, and increase revenue from such premium subscriptions, including:

•

the quality and design of our platform compared to other similar solutions and services;

•

our ability to develop the required new technologies or offer new and relevant products and service offerings to our users;

•

a reduction in our users’ spending levels, including due to macro-economic forces or other global circumstances beyond our control, such as the effects of the COVID-19 pandemic;

•

a shift away from online commerce as restrictions imposed in connection with the COVID-19 pandemic are lifted;

•

pricing decisions we implement for our solutions, and the pricing of our solutions and services compared to our competitors;

•

our ability to bundle certain solutions into an attractive subscription package and the variety of the subscription packages and business solutions we offer;

•

our ability to attract and retain partners to sell our premium subscriptions and/or create websites for their customers on our platform, including through our efforts to develop additional product functionality and administrative back-office capabilities to allow our partners to adequately sell our products to their customers and properly manage their operations;

•

the reliability and availability of our Customer Care and account management services to provide the proper support required by our registered users and partners;

•

the ability of our Customer Care team to increase sales of premium subscriptions and business solutions to our users;

•

the perceived or actual security, integrity, reliability, quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime, diminished website performance and loading times and the impact of cyber-attacks on our users’ data;

•

competitive factors affecting the software as a service, or SaaS, business market, including the competitive landscape and the strategies that may be implemented by our competitors;

•

unexpected increases in the cost of acquiring new registered users, beyond the year over year increase that we experience due to competition in certain geographies;

•

the ease with which a user can switch to a competitor;

•

our dependence on establishing and maintaining strong brand perception;

•

our ability to expand into new geographic markets and localize our services, including our ability to make our product, support and communication channels available in additional languages and make our solution compliant with local laws and regulations; and

•

limitations or restrictions on our ability to bill our registered users on a recurring basis or the manner in which the rebilling is performed.

Our results of operations would be adversely affected if our selling and marketing activities fail to generate new registered users that purchase premium subscriptions and business solutions or fail to increase the revenue we generate from each premium subscription to the levels we anticipate.

We acquire new registered users, who may purchase premium subscriptions and business solutions over time, through paid marketing channels, such as cost-per-click advertisements on search engines, social networking sites and through our affiliates program, targeted and generic banner advertisements on other sites, and social network influencers who promote our platform. We also acquire new registered users through free traffic sources that lead to our platform, including online searches for our “Wix” name or organic search results for other key words relating to our business, user referrals, and word-of-mouth. Other premium subscriptions are acquired through the selling and marketing activities of our sales and account management team that targets partners, who have direct relationships with potential users and may purchase a higher volume of premium subscriptions. Our selling and marketing activities also focus on increasing revenues from existing premium subscriptions by offering complementary business solutions such as additional features, products and applications, including those developed by third parties.

In order to maintain and grow our revenues, we need to continuously optimize and diversify our marketing campaigns and strategies, aimed at acquiring new registered users, in particular those who are more likely to purchase premium subscriptions, increase the revenue for each premium subscription acquired, and in addition increase our sales efforts aimed at acquiring new partners. In the years ended December 31, 2020, 2019 and 2018, advertising expenses were $282.8 million, $187.3 million and $165.3 million, respectively, representing 26%, 25% and 27% of our revenues, respectively. To help optimize and diversify marketing campaigns online, we conduct search engine optimization and A/B testing, a marketing approach that aims to identify which changes to our website will increase or maximize user interest and the purchase of premium subscriptions and further adoption of our business solutions. We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions and adoption of business solutions to enhance such premium subscriptions. However, we may fail to accurately predict user acquisitions or interest or to fully understand or estimate the conditions and behaviors that drove historical user behavior and, thus, fail to generate the return on marketing we expect. Even if we understand historical patterns, our predictions could be inaccurate. For example, events outside our control, such as announcements by our competitors or other third parties of significant business developments, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. If any of our marketing campaigns prove less successful than anticipated in attracting registered users that purchase premium subscriptions and other business solutions, if the levels of organic or free traffic to our site decrease, or if we experience an unexpected increase in the marginal acquisition cost of new registered users, we may not achieve our return on investment targets within the timeframe we expect for such return on marketing investments, and our rates of premium subscription acquisitions and revenue per subscription may fail to meet market expectations, which could have a material adverse effect on our results of operations and share price.

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

The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our users and develop products that provide them with the tools they need to operate their businesses. Our future success in attracting new users, including new demographics of users, and increasing our premium subscriptions and the revenue we generate from each subscription will depend on our ability to improve the look, functionality, performance, security, design and reliability of our solutions and services, including our integrated third-party business solutions and suit them to the needs of our targeted users.

We invest significant time and effort in the research and development of new and upgraded solutions and service offerings to serve our users, including the development of vertical solutions for specific business segments, various design elements, such as customized colors, fonts, content and other features, including through Editor X, our new responsive editor geared towards design professionals, and our full-stack no-code/low-code development platform, Velo by Wix, formerly known as Corvid by Wix, intended to attract developers to our platform, and back-office administrative tools for our partners and other users. It can take our design team and developers months to update, code and test new and upgraded solutions and services and integrate them into our platform. Furthermore, the introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending.

We must also identify which user demographics require immediate solutions, such as users of our online commerce solutions who needed to quickly enhance their online commerce offerings in the wake of COVID-19, and regularly manage our existing offerings, as we continually test, support, and market these solutions and applications. We also need to ensure the continued collaboration with certain third-party products and services that are included in our offering and are significant to our customers, such as G-Suite by Google, which allows our users to create a personalized Gmail email address using their domain name.

If we are unable to successfully enhance our existing products to meet evolving user and partner requirements and increase adoption and usage of our products and third-party products, if we are unable to maintain existing products provided to us by third parties that are significant to our registered users, if our efforts to increase the usage of our products are more expensive than we expect, or if our solutions fail to achieve widespread acceptance, users and potential users may adopt the products and services of our competitors and our revenues and competitive position could be materially adversely affected.

If the security of the data we store in our systems, including personal information or business data of our users and their users, is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

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

Although we have implemented data security standards and controls, operating rules and certification requirements, including in accordance with Payment Card Industry, or PCI, Data Security Standards, pursuant to which we have maintained PCI compliance level 1 certification, deploy third-party opposing forces (Red Team) to test our vulnerabilities, and constantly monitor our environments via security operations centers, we cannot be sure that the steps that we have taken to protect the security, integrity and confidentiality of the information we, or our users, collect, store, or transmit, will succeed in preventing inadvertent or unauthorized use or disclosure. Payments by Wix, for example, requires and is based on integrations with third-party vendors, service providers and payment gateways, and depends on the efficacy of secure transmission protocols and related technologies. There can be no assurance that the data security standards we have implemented, including for the collection and transmission of credit card and other payment information, or those of our third-party service providers, will adequately comply with the security standards of any jurisdiction in which we seek to market our solution.

Furthermore, like many online and other companies, we have experienced attempts by third parties to circumvent the security of our systems. We have and are experiencing attempts by hackers to penetrate our internal network and hosted servers using various techniques, including sophisticated tailored phishing attacks, denial-of-service (DDoS) attacks, a technique used by hackers to take an internet service offline by overloading its servers, and other exploitation of known and unknown vulnerabilities. The scale of some of these attacks against us in the past has caused us and some of our registered user websites to experience intermittent downtime. Although to date none of these incidents has been material, there can be no assurance that any future attempts may not be material. In addition, risks of internal leaks from our employees or other insiders, whether due to human error or malice, exist and we may not have adequate internal controls to properly monitor and prevent such leaks, in particular when a significant portion of our workforce is working remotely due to COVID-19 restrictions. This risk is exacerbated due to the continuous growth in our headcount. We may not be successful in identifying, blocking or otherwise preventing access to our systems, despite our security measures. Since techniques used to obtain unauthorized access change frequently, including newer strains of malware, and ransomware, as well as attacks generated by bad actors supported by foreign governments, we may be unable to anticipate these techniques or to implement adequate preventative measures. Furthermore, we may be unable to promptly detect an attack, for example, in the case of an advanced persistent threat where unauthorized system access was obtained in advance and without our knowledge in preparation for a future attack. We rely on outside parties to provide physical security for our facilities, including data centers, and any physical breach of security could result in unauthorized access or damage to our systems.

If our security measures are breached, whether because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed, exploited or abused in any way, including through our Velo by Wix solution (previously named Corvid by Wix), and, as a result, an unauthorized party accesses any of our users’ data or the data of their users, or otherwise gains control of our platform, or if it is perceived that any unauthorized access has occurred (such as when users utilize weak passwords or their credentials are disclosed, stolen or lost), our brand may be negatively impacted, we may be unable to acquire new users, our relationships with our users may be damaged, our registered users may choose to cancel their premium subscriptions, and we could incur liability and be subject to regulatory investigations and fines, negatively impacting our financial performance, all of which may result in a decline of our share price. Even if such a data breach affects a competitor and does not arise out of our actions or inactions, the resulting concern about using our platform could negatively affect our business. In general, cyberattacks and other malicious internet-based activity may increase if attackers seek to target any vulnerabilities that could be created by the impact of the COVID-19 pandemic and related changes to businesses and operating procedures and we may be the target of such attacks.

We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of data including personal information. Many jurisdictions have enacted laws requiring companies to notify individuals (and regulators) of data breaches or security incidents involving certain types of personal information, and, in addition, our agreements with certain of our providers require us to notify them in the event of a security incident. These mandatory disclosures regarding a security incident sometimes lead to negative publicity and may cause our registered users or providers to lose confidence in the effectiveness of our data security measures. We could be required to devote significant resources to investigate and address a security incident. Additionally, some jurisdictions, as well as our contracts with certain providers, require us to use industry-standard or reasonable measures to safeguard personal information or confidential information. Following the introduction of Wix Payments, our integrated payment processing solution, and the increased storage of personal and financial information of our users and their users, a violation of data privacy or security laws or contractual clauses, many of which focus on personal financial and payment information, could lead to reputational harm, loss of business, legal action and/or regulatory inquiries, resulting in monetary liability, other penalties or other consequences that could negatively impact our reputation and adversely affect our operating results and financial condition.

If our data security measures fail to protect the encrypted credit card details, passwords or personal information adequately, we could be liable to both our users and their users for any related losses (such as fraudulent credit card transactions), as well as certain of our providers under our contractual agreements, including fines and higher transaction fees. Additionally, we could face regulatory action, and our users and providers could terminate or materially change their relationships with us, any of which could harm our business, results of operations or financial condition. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular data related claim. Our existing general liability insurance coverage and coverage for errors and omissions may not continue to be available on acceptable terms in the future or may not be available in sufficient amounts to cover one or more large data related claims. The insurer may also deny coverage for any future data related claim. The successful assertion of one or more large data related claims against us that exceeds our available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of users and premium subscriptions and to grow our revenues from such subscriptions may be impaired, and our business and financial results may be harmed.

Maintaining, promoting and enhancing the Wix brand is critical to expanding and retaining our base of users that may purchase premium subscriptions and business solutions over time. We receive media coverage globally, and any unfavorable media coverage or negative publicity about our industry or our company could seriously harm our brand and reputation. Our Wix brand is also promoted through free sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines.

Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, secure, innovative and relevant solutions and services, which we may not do successfully or may not do as successfully as our competitors. We may introduce new solutions or terms of use that users do not like, which may negatively affect our brand. The ability of our Customer Care team to provide customer support to our users at a highly professional level may influence the way the market perceives our brand. Furthermore, our international branding efforts may prove unsuccessful due to language barriers, an unfamiliar regulatory landscape, and cultural differences, and we may therefore be unsuccessful in establishing strong brand adoption in new markets and geographic locations. Additionally, if users have a negative experience using third-party applications and websites integrated with Wix, such an experience may affect our brand. Our Wix Marketplace enables independent web designers to offer their services to users who engage them directly. We do not conduct any evaluation of these designers’ credentials. Our App Market enables third-party independent developers to offer their applications to our users. We conduct a limited evaluation of the developers of third-party applications in our App Market that is focused mainly on the technical functionality of applications. There is no assurance that the applications in our App Market meet data security or privacy industry standards. Our reputation may be harmed if any of the services provided by these independent designers and developers do not meet users’ expectations of quality, data privacy or security. Our partners customarily build websites for their customers using our platform and may fail to do so successfully or to the satisfaction of their customers, which may harm our brand and reputation. Certain third-party providers that our users rely on, may discontinue their engagement with us, which could have an adverse effect on our reliability and reputation. Maintaining and enhancing our brand may require us to make substantial investments and those investments may not be successful. Additionally, errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platform, including the products and solutions we license from third parties, may harm our reputation and brand and adversely affect our ability to attract new users and premium subscribers, especially if these errors occur when we introduce new services or features, all of which may reduce our revenues. If our social media advertisements are showcased within content that is unappealing to users, or if we remove or fail to remove content that may or may not be perceived as offensive to certain audiences, our brand and reputation may be harmed. Moreover, if we are unable to block fraudulent users from conducting their business on our platform or if we fail in blocking illegal activity, such as money laundering or drug trafficking, from taking place on our platform, our reputation and our results of operations, in particular in our online commerce offering may be harmed. If users, partners, or third parties with whom we work violate applicable laws or our policies, those violations could result in other liabilities for us and could harm our business. Such violations may also negatively impact our reputation and brand in ways that could cause additional harm to our business, for example creating a negative consumer or regulatory perception around the use of our products.

In addition, if our reputation is harmed, we may be unable to sell our products through partners who may be less inclined to offer our services to their customers. If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, our business and our financial results may be adversely affected.

We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our rapid growth.

Our future success and ability to maintain effective growth will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, designers, developers, product managers, Customer Care representatives and finance and legal personnel. In addition to hiring and integrating new employees, we must continue to focus on retaining our best employees who foster and promote our innovative corporate culture, which has proved more challenging to promote with the majority of our workforce, including newly hired employees, having shifted to a remote workplace atmosphere as a result of COVID-19 restrictions.

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which require us to compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region, in particular given the growing number of local companies that are expanding their development activities, and the growing number of multinational corporations establishing a presence in Israel. We also engage developers in Ukraine, Lithuania and Germany to benefit from the significant pool of talent that is more readily available in each of those markets. Many larger companies expend considerably greater amounts on employee recruitment and may be able to offer more favorable compensation and incentive packages than we do. If we cannot attract or retain sufficient skilled research and development, marketing, operations and Customer Care professionals in our existing locations or in new locations, our business, prospects and results of operations could be materially adversely affected. In particular, we have experienced, and expect to increasingly experience, a competitive hiring environment in Israel, where we are headquartered, from both local and foreign companies, and in additional locations in which we operate.

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

We may need to invest significant amounts of cash and equity to attract and retain employees, and we may never realize returns on those investments. While we intend to issue restricted stock units or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee share-based compensation under our equity grant programs which may increase the pressure to limit share-based compensation. Furthermore, many of our employees may expect to receive significant proceeds from sales of our ordinary shares in the public markets after their equity compensation has fully vested. A drop in our share price due to market fluctuations may reduce their motivation to continue to work for us.

In addition, due to our rapid growth, which has raised the profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and/or increase retention costs.

We are subject to data privacy and data protection laws and regulations, as well as our contractual data privacy and security obligations and our failure to comply with any of these regulations or obligations, may subject us to sanctions, damages and other liabilities, and could harm our reputation and business.

We are subject to data privacy and security laws and regulations adopted in Israel, Europe, the U.S., Russia, Brazil, and other jurisdictions. In recent years, there has been an increase in attention to, and regulation of, data privacy across the globe, including in the U.S.

The European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. For example, the European Union adopted the General Data Protection Regulation, or GDPR, in April 2016, which includes stringent obligations with significant implications for online businesses. The approved regulation became effective in May 2018 and replaced, to a large extent, the data protection laws of each European Union member state. The GDPR results in more stringent requirements for data processors and data controllers. Such requirements include more fulsome disclosures about the processing of personal information, enhanced data retention limits and deletion requirements, mandatory 72 hour notification by data controllers to regulators in the case of a data breach and elevated standards regarding valid consent in some specific cases of data processing. The GDPR also includes substantially higher penalties for failure to comply; among others, a fine up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed. In addition, national laws introduced under the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) require companies, among other requirements, to obtain consent from individuals to store or access information located on an individual’s computer or mobile device, after providing clear and comprehensive information about the access and storage of such individual’s information, and mainly regulate the use of cookies, web beacons and similar technologies. These rules are set to change in the future, as in January 2021, the Council of the EU released a new draft version of the ePrivacy Regulation, which is meant to replace the ePrivacy Directive and apply across all EU member states.

Since the beginning of 2021 (when the transitional period following Brexit expired), we have been subject to the UK GDPR, and there is currently some uncertainty regarding the relationship between the UK and the European Union (e.g., regarding transfers of personal data between the two jurisdictions). The GDPR, UK GDPR and associated developments increase our obligations, costs and overall risk exposure with the EU and UK each having the ability to fine up to the greater of €20 million/£17 million or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors, users, customers and individuals. In addition, the California Consumer Privacy Act, or CCPA, took effect in 2020 and allows for fines of up to $7,500 “per violation,” potentially meaning per affected individual or even per affected piece of personal information (resulting in a potential for extremely large fines). In addition, the CCPA introduces a private right of action in relation to certain data security breaches. Since the enactment of the CCPA, new data privacy and security laws have been proposed in the U.S. Congress and in more than half of the states in the United States, reflecting a trend toward more stringent data privacy legislation in the United States. For example, the Virginia Consumer Data Protection Act and the California Privacy Rights Act, or CPRA, were recently passed. The Virginia Consumer Data Protection Act and the majority of the CPRA’s provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes will likely be required. We expect that there will continue to be new proposed laws, regulations, and industry standards concerning data privacy, data protection, and information security in the U.S. and other jurisdictions, and we cannot determine the impact such future laws, regulations, and standards may have on our business. The enactment of such laws could have potentially conflicting requirements that could make compliance challenging and costly.

In particular, with regard to transfers to the U.S. of “personal data” (as such term is used in the GDPR, UK GDPR and applicable EU member state legislation, and as similarly defined under the proposed ePrivacy Regulation) from our employees and European customers and users, we historically relied upon the EU-U.S. Privacy Shield, as well as EU Standard Contractual Clauses in certain circumstances. The Court of Justice of the European Union in the “Schrems II” decision invalidated the EU-U.S. Privacy Shield in July 2020 and indicated that reliance on Standard Contractual Clauses may not necessarily be sufficient in all circumstances without additional safeguards. We are in the process of assessing the “Schrems II” decision and its impact on our data transfer mechanisms. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we and our users face the potential for regulators in the EEA and UK to apply different standards to the transfer of personal data from the EEA and UK to the U.S. (as well as the rest of the world), and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the EEA and UK to the U.S. We also may be required to engage in new contract negotiations with third parties that aid in processing data on our behalf. We may experience reluctance or refusal by current or prospective European users or customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA and UK residents. The regulatory environment applicable to the handling of EEA and UK residents' personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and could result in our business, operating results and financial condition being harmed. Additionally, we and our users or customers may face a risk of enforcement actions by data protection authorities in the EEA and UK relating to personal data transfers to us and by us from the EEA and UK Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.

Complex laws relating to data privacy and security are often inconsistent and may be subject to amendment or re-interpretation and may be implemented in a non-uniform way in many jurisdictions around the world, and we may not be aware of every development that impacts our business. For instance, different data protection authorities in the EU published guidelines regarding the correct usage of cookies and stated different requirements for data controllers. These different guidelines often contradict each other and are subject to change in the future. This may cause us to incur significant costs and expend significant effort to ensure compliance. Furthermore, the more stringent requirements, including those on user notifications related to data privacy and data handling require us to adapt our business and incur additional operational costs. Due to the accessibility of our services worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy or data protection laws even in jurisdictions where we have no local entity, employees or infrastructure. Where the local data privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data or the data of their users that we collect, process and/or store is only collected, processed and/or stored in accordance with applicable local law. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. For example, effective as of September 1, 2015, the Russian parliament adopted a set of amendments to the Russian Federal Law on Personal Data, stating that personal information pertaining to Russian citizens must be stored in databases located in Russia. Furthermore, new privacy regulations implemented in Turkey, regulate among others, the cross-border transfer of personal information, and apply different requirements that may impact the way we process Turkish users’ data. We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards relating to data privacy and security. We have certain data privacy and security-related obligations to our registered users based on our privacy policy and terms of use, and we may be contractually liable to third parties in the event we are deemed to have wrongfully processed personal information. A failure by us or a third-party contractor providing services to us to comply with applicable data privacy and security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation and may subject us to reputational harm.

These proceedings or violations could force us to spend money in defense or settlement costs, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resources, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions. Government agencies and regulators have reviewed, are reviewing and will continue to review, the data privacy and data security practices of online media companies, including their data privacy and data security policies and processes. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the data privacy and security practices of a number of online social media companies. The possible outcome of such reviews may result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in the degradation of our products, our business could be harmed. Governmental agencies may also request or take registered user data for national security or informational purposes, and can also make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

The growing awareness of our users regarding data privacy and protection laws and regulations could limit the use and adoption of our services, limit the user data we process for our marketing activities and adversely affect our business.

In general, data privacy concerns are becoming more widely acknowledged and data privacy laws are being enacted and enforced by a growing number of states and countries as time passes. Such data privacy laws restrict our storage, use, processing, disclosure, and transfer of personal information, including credit card data obtained in relation to our users, and their users. Many of these laws require us to maintain an online privacy policy and terms of use that disclose our practices regarding the collection, processing, and disclosure of personal information. This may cause our users to resist providing the personal information necessary to allow them to use our platform effectively and their users may also resist providing personal information to our users due to data privacy and security concerns and could lead to the loss of current or prospective users or other business relationships. Additionally, the GDPR, the CCPA, new and expanding ‘Do Not Track’ regulations and other legal and regulatory changes are making it easier for individuals to opt-out of having their personal data collected through an opt-out button, and to choose whether or not to be tracked online, which could result in higher rates of opting out or prevention of our online tracking which can impact our operation and decrease the demand for our products and services.

We expect that third-party intermediaries will emerge that offer services involving individuals opting out of their personal data being collected at scale (i.e., from all platforms, including ours). Such actions may further impair our ability to grow our business and to continue to process and store the information we need for our marketing analysis, and our results of operations and financial condition could suffer.

We have implemented certain measures to protect personal information, including personal information of our users of users, but as described above, these measures may not adequately address all potential data privacy concerns and security threats and may fail to meet the expectations of our users, and their users, or other stakeholders, which could thereby reduce the demand for our services. Furthermore, our users or service providers may respond to this data protection and privacy regulatory framework by requesting that we undertake certain privacy or data related contractual commitments that we are unable or unwilling to make, all of which can harm our business and our financial results.

The COVID-19 pandemic may have a material adverse impact on our users and could harm our operations and business results.

The ongoing COVID-19 pandemic, as well as the measures attempting to contain and mitigate the effects of the virus, including travel restrictions, quarantines, shutdowns and restrictions on trade, have disrupted and may continue to disrupt our operations and the operations and business results of our users and our users of users. Users in highly affected areas may experience a significant decrease in their business and operations due to, among other things, decreased discretionary spending from their customers, resulting from high levels of unemployment, uncertainty in the financial markets, which could subsequently affect the revenues we are able to generate from those users.

We modified our operational practices in response to the COVID-19 pandemic including shifting the majority of our employees to a primarily work-from-home model, restricting business travel and shifting events to a virtual format, and we may take further actions as required by government authorities or that we determine are warranted. To date these modified business practices have not materially impacted our productivity or efficiency, but our ability to continue product development, marketing efforts, Customer Care, and account management efforts with our partners and other aspects of our business could be impacted in the future. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and the associated impacts, including the economic impact on our business and on our workforce.

The timing of the recovery from the COVID-19 pandemic is uncertain and depends on the effectiveness of government policies, vaccine administration rates and other factors that may not be foreseeable. In addition, the impact of the eventual recovery on our business is uncertain. For example, the potential shift of commerce away from online purchases once COVID-19 abates and restrictions are lifted, may cause certain of our users, particularly those using our online commerce solutions, to experience decreases in transaction volume. If this were to occur, our business, financial condition, and operating results could be adversely impacted.

As a result, it is not possible at this time to estimate the full and long-term impact of COVID-19 on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

If we are unable to attract a more diverse customer base, such as partners, mid-size, large and enterprise level companies, design professionals and tech-savvy users, for which we have developed more customized solutions and applications, our business, growth prospects and operating results could be adversely affected.

Our business has been focused in the past few years on serving users who are considering starting a business, as well as small or medium-sized businesses and ventures that are up and running but need help growing and expanding their digital capabilities. Recently, our business also began to focus on new user demographics, such as partners, and mid-size, large and enterprise level companies, for which we are developing new features and applications, such as back office functionality required to serve their customers and manage a large volume of premium subscriptions. Some of our newly developed products are suited for more technically skilled users or web developers, such as Velo by Wix, which we launched in July 2017 under its previous names Wix Code and later Corvid by Wix, that enables our users to build advanced and content-rich websites and applications using their advanced development capabilities. In February 2020, we introduced Editor X, a website creation platform offering advanced design and layouting capabilities specifically targeted at design professionals. If we are unable to increase sales of our products to partners, mid-size, large and enterprise level companies, tech-savvy users, or other customer segments we may target, our estimated total addressable market may be overstated and our business, growth prospects and operating results may be adversely affected.

Our future prospects may be adversely affected if we are unable to generate revenues from sources other than our premium subscription packages, which comprise a majority of our Creative Subscriptions revenue.

In addition to Creative Subscriptions Revenues, we generate Business Solutions Revenues from additional products and services that are offered to all of our users to enhance their digital presence, including revenue from the sale of business solutions, including email services provided by Google’s G-Suite, applications sold through our App Market or elsewhere on our platform, Ascend by Wix, Wix Answers, Wix Logo Maker, and from revenue sharing agreements we have for sale of payments services through Payments by Wix, paid ad campaigns and shipping services. We cannot offer any assurances that the Business Solutions Revenues will continue to grow at a similar pace as in prior years or that sales of applications or other value-added solutions and services we may offer in the future will be a significant part of our revenues. Material changes in our agreements with certain providers may significantly affect our ability to generate revenues from sources associated with such providers. If we do not succeed in selling these solutions, our future prospects may be adversely affected.

Our business is susceptible to risks associated with international operations and the use of our platform in various countries, including in emerging markets, as well as our ability to localize our platform in such countries.

We currently have users worldwide, and we expect to continue to increase the volume of our operations worldwide in the future. However, our operations in various countries subject us to risks which may include:

•

difficulties related to contract enforcement, including our terms of use;

•

compliance with foreign laws and regulations applicable to cross-border operations including export controls;

•

customization of our services and business solutions to be compliant with local laws and regulations applicable to our users and their customers;

•

monitoring changes and addressing conflicting laws in areas such as consumer protection, taxation, anti-money laundering and copyright;

•

lower levels of internet use in certain geographical locations;

•

data privacy and data localization laws that may require that user data and data of our users’ consumers be stored and processed in a designated territory;

•

tax consequences, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;

•

personnel culture differences and varying economic and political climates;

•

currency exchange rates and restrictions related to foreign exchange controls;

•

different sources of competition;

•

different customer spending levels, in particular in light of the COVID-19 pandemic; and

•

lower levels of credit card use, access to online payment methods, and increased payment risks.

These factors, or other factors, may cause our international costs of doing business to exceed our expectations and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.

We are in the process of localizing our products, including the languages and currencies we use, expanding our systems to accept payments in forms that are common in those targeted markets and tailoring our Customer Care, to provide our users with a local experience and cater to their specific needs. We intend to continue our international expansion efforts, including through partners who can assist us to penetrate new markets. To achieve our goals, we must continue to hire and train experienced personnel to staff and manage our international expansion. Our international expansion efforts may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target, or if we were to engage with a partner who is not appropriately qualified to operate in local markets. In addition, the expansion of our existing international operations and entry into additional international markets, in particular in emerging markets, has required, and will continue to require, significant management attention and financial resources particularly in light of the COVID-19 pandemic. We may also face pressure to lower our prices to compete in emerging markets, which could adversely affect revenue derived from our international operations.

Our efforts to expand our presence in emerging markets presents challenges that are different from those associated with more developed international markets. In particular, regulations limiting the use of local credit cards and foreign currency could constrain our growth in certain countries. For example, regulations in certain countries do not permit recurring charges on credit cards. We have established subsidiaries in certain foreign jurisdictions and may continue to expand into new jurisdictions to facilitate local payments, and may be subject to local regulations in such respective jurisdictions. Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods including offline methods, and we may encounter sudden currency devaluations. Currency controls in emerging countries may make it hard for us to repatriate collections or profits that we generated in a particular country.

These and other factors associated with our international operations could impair our growth prospects and adversely affect our business, operating results and financial condition.

We are exposed to risks, including security risks, associated with payment processing and the provision of financial services, particularly in relation to payment transactions processed through Wix Payments, which may subject us to regulatory requirements, contractual obligations, and other risks that could be costly and difficult to comply with or that could harm our business.

We accept payments from our users, primarily through credit and debit card transactions and alternative payment methods, and are subject to a number of risks related to our ability to receive payments from our users, including (i) interchange and other fees paid by us, which may increase over time and may require us to either increase the prices we charge for our products or experience an increase in our operating expenses; (ii) potential failures of our billing systems to automatically charge our premium subscribers’ credit cards on a timely basis or at all; and (iii) restrictions on our ability to collect payments from our users, such as under the second Payment Services Directive, or PSD2, which requires strong customer authentication for certain transactions imposing operational complexity which our users may want to avoid.

In addition, we facilitate payment collection by our users from their users through Payments by Wix, which enables our users to accept payments for goods and services online from their users, from a variety of payment providers, on major credit and debit cards. This includes Wix Payments, our proprietary payment service, as well as third-party payment processors.

We are subject to a number of risks related to our ability to receive payments from our users, and our facilitation of payment processing of our users from their users, including:

•

if our users are unable to collect payments from their users, we could lose revenues or cause our users to lose revenues which could harm our business and reputation;

•

if we are unable to maintain our chargeback rate at acceptable levels, in particular during turbulent economic times, our credit card fees for chargeback transactions or our fees for other credit and debit card transactions or issuers may increase, issuers may terminate their relationship with us, or we may face fines from the issuers;

•

increased costs and diversion of management time and effort and other resources to deal with user onboarding, fraudulent transactions or chargeback disputes, which may increase in an economic downturn if users become insolvent, bankrupt or otherwise unable to fulfill their commitments;

•

potential fraudulent or otherwise illegal activity by our users, their users, developers, employees or third parties which could lead to increased liability, in particular with respect to our Wix Payments operations;

•

our reliance on third parties such as gateways, payment service providers and acquiring banks, which may face down time and thus affect our cash flow;

•

restrictions on funds or required reserves related to payments; and

•

additional disclosure requirements, including new reporting regulations and new credit card associated rules.

Depending on how Payments by Wix evolves, we may currently, or in the future, be subject to laws and regulations, either in existing or new jurisdictions, relating to our payment facilitation services and provision of financial services, including with respect to foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. In certain cases, such as under Wix Payments, we act as a payment facilitator for our users, pursuant to which we are required to monitor our users’ activity to ensure their compliance with certain standards applied by our payment networks. We may fail to appropriately monitor our users’ activity and be subject to liability.

Our efforts to comply with these laws, regulations, and standards could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make changes to our platform, any of which could have an adverse effect on our business, financial condition and results of operations.

The payment card networks, such as Visa and MasterCard, have also adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services, and have discretion to both set and interpret the rules and may do so with little or no prior notice. We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and acquiring banks. The rules and regulations adopted by the payment card networks include the PCI Data Security Standards, or PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks, which may include indemnification clauses. Such failure to comply may subject us and/or our users to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us or our users from processing or accepting debit and credit cards, or could lead to a loss of payment processor partners. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of registered users or participants or regulatory or criminal investigations. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our users, which would adversely affect our business, operating results and financial condition.

If we fail to maintain a consistently high level of Customer Care, our brand, business and financial results may be harmed.

We believe our focus on customer care is critical to retaining, expanding and further penetrating our user base, as well as converting registered users into purchasing premium subscriptions and adopting our business solutions. As a result, we have invested in the quality, training and expansion of our Customer Care operations and call center personnel.

In 2020, as part of our response to COVID-19 restrictions, we shifted our Customer Care workforce to work remotely, which may in the future result in negative impacts on the productivity of such workforce.

If we are unable to increase the scale and maintain a consistently high level of customer care we, may lose existing registered users, may be unable to increase conversion of registered users to premium subscribers or increase our sales of business solutions to our existing premium subscribers, and may not see a return on our investment in our Customer Care operations. If we fail to maintain adequate customer care and ease the use of our platform’s functionality in accordance with our users’ needs, our reputation, financial results and business prospects may be materially harmed.

Exchange rate fluctuations may negatively affect our results of operations.

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2020, approximately 70% of our revenues were denominated in U.S. dollars and approximately 30% in other currencies, primarily in Euros, British Pounds, Japanese Yen and the Brazilian Real. Conversely, in 2020, approximately 70% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 25% in New Israeli Shekels, or NIS. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any). We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have increased our net loss by approximately $30 million in 2020. We estimate that a 10% concurrent devaluation of foreign currencies including Euro, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos and Russian Ruble against the U.S. dollar would have increased our net loss by approximately $28 million in 2020. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses and revenues, as appropriate and as reasonably available to us. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could adversely affect our business.

We rely on collocated servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, and we have additional data centers in other locations to improve our performance. The vast majority of our data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon.com, Inc., as well as by additional providers that we may need for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment remains stored in servers leased from Hostway Services, Inc., which, in the past, hosted a more substantial amount of our data. If our server providers are unable or cease, for any reason, to make their data centers available to us without sufficient advance notice, we would likely experience delays in billing our users, until migration to an alternate data center provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services with which we are engaged, do not guarantee that our users’ access to our platform will be uninterrupted or error-free. We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, industrial espionage, intentional acts of vandalism, fraud and other misconduct. Problems faced by our third-party vendors and partners, including hosting providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact our business and results of operations, as well as the experience of our users, which in turn could adversely impact our business and results of operations.

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

We have experienced rapid growth in our business and operations, which places substantial demands on our operational infrastructure. The scalability and flexibility of our cloud-based infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth. We may be unable to achieve or maintain data transmission capacity high enough to handle increased traffic or process transactions in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our platform and solutions and could negatively impact our reputation. Further, as we continue to attract users who utilize our online commerce solutions, the volume of transactions processed on our platform will increase, especially if such users draw significant numbers of buyers over short periods of time. The significant growth in the number of registered users and transactions, and new developments and functionalities offered on our platform, has increased the amount of both our stored marketing and research data and the data of our users and their users.

In the future, we may be required to allocate resources and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, to handle increased customer traffic and transactions, or to comply with data protection regulations in jurisdictions in which we provide our services. Moreover, as our user base grows, and as users rely on our platform for more complicated activities, including through Editor X and Velo by Wix, we will need to devote additional resources to improving our infrastructure and continuing to enhance its scalability to maintain the performance of our platform and solutions. Our need to effectively manage our operations and growth will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our growth. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.

We may face increased competition in a highly competitive market.

While there are other providers who offer features similar to those found in our solutions, we believe that we do not compete with traditional web development firms as we focus not only on web development but also on creativity, technology, design and complementary business solutions. Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers and large service companies who offer online commerce capabilities, domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or to have one built by their workforce. Additionally, we may face competition from other companies that offer solutions that are competitive with the features offered within our business solutions, such as email service providers, payment facilitators, customer service platforms, and logo designers. In addition, it is possible that other providers may in the future decide that offering a comprehensive platform similar to our platform represents an attractive business opportunity. In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, a longer operating history, more extensive commercial relationships in certain jurisdictions, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources. Such a competitor may use these advantages to offer solutions and services similar to ours at a lower price, develop different or niche solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. We may also face competition from companies that offer their products and services to web design agencies and development professionals, like our partners, who create a web presence for their own customers. Increased competition could result in us failing to attract users and sell premium subscriptions or business solutions, including through our partners, at the rate we expect, or maintain or increase our revenues from such premium subscribers. It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.

We have experienced rapid growth in headcount, both locally and internationally, and expect continued future growth. If we fail to manage our growth in headcount effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. Furthermore, our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, or as a result of COVID-19 restrictions, our business, financial condition and results of operations may be harmed.

As of December 31, 2020, we had 4,628 employees and contractors, which represents an approximately 51% net growth in headcount since December 31, 2019. We have personnel in Tel Aviv, Haifa and Beer Sheba in Israel; San Francisco, Miami, New York, Phoenix, Denver, Cedar Rapids, Austin, and Los Angeles in the U.S.; Ottawa and Vancouver, Canada; Kiev and Dnipro in Ukraine; Vilnius, Lithuania; Dublin, Ireland; New Delhi, India; Berlin and Karlsruhe, Germany; Tokyo, Japan; London, UK, and Sao Paulo, Brazil. As a result of the COVID 19 pandemic, we canceled our leases in Phoenix and Vancouver, but intend to procure office space as needed and as COVID-19 restrictions ease and allow for working from the office. We intend to further expand our overall business, including our headcount, and we may face challenges in certain locations finding suitable office spaces that can accommodate our growth and allow us to maintain our corporate culture. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures in particular as our work force continues to temporarily operate through a remote-first, digital-by-default model, and we may not be able to do so effectively. Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources.

In addition, we believe that an important contributor to our success has been, and will continue to be, our corporate culture, which we believe fosters innovation, teamwork, passion for our users, and a focus on attractive designs and technologically advanced products. Other than our executive officers, most of our employees have been with us for less than two years. As we continue to grow and evolve both in Israel and internationally, we must effectively integrate, develop and motivate a growing number of new employees. As a result of our rapid growth, we may find it difficult to build and maintain our strong corporate culture, in particular for newly hired employees who joined us immediately prior to and during the COVID-19 pandemic and have not been able to fully absorb our corporate culture, which could limit our ability to innovate and operate effectively. Additionally, while most of our operations can be performed remotely, there is no guarantee that we will be as productive or efficient while working remotely over the long term or that we will be able to fully scale our operations to support effective global remote work. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute our business strategy.

We may make acquisitions and investments, which could result in operating difficulties and other harmful consequences.

From time to time, we evaluate potential strategic acquisition or investment opportunities to support strategic business initiatives. Any transactions that we enter into could be material to our financial condition and results of operations. Additionally, in February 2020, we acquired U.S.-based InkFrog, Inc. and in February 2021, we acquired U.S.-based SpeedETab, Inc. The process of integrating an acquired company, business or technology, could create unforeseen operating difficulties and expenditures. We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition or any other complementary businesses or technologies we acquire in the future. Acquisitions and investments we evaluate from time to time may carry with them a number of risks, including the following:

•

diversion of management’s time and focus from operating our business;

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

•

difficulties and additional expenses associated with supporting legacy services and products;

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

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns or if the valuations supporting our acquisitions or investments change, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

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

Consumers are continuously accessing the Internet through devices other than personal computers, such as mobile phones, smartphones and tablets. This trend has increased dramatically in the past few years and is projected to continue to increase. The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, evolving industry standards, continuous improvement in performance characteristics and rapid adoption of technological and product advancements. We may incur additional costs to adapt our current functionalities to other operating systems and we may face technical challenges adapting our products to different versions of already supported operating systems, such as Android variants offered by different mobile phone manufacturers. Furthermore, use of native applications is also subject to applicable terms of use of third-party application stores. If we are unable to offer continual improvements to our mobile solutions or adapt their functionalities to new and different operating systems, our mobile solutions may fail to achieve widespread acceptance by our registered users. Additionally, the providers of certain platforms, such as Apple, may limit or restrict access entirely to their platforms. Therefore, our revenues may not increase even if we continue to penetrate the mobile device market. Furthermore, we are dependent on the interoperability of our products with third-party mobile devices and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect usage of our products.

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

competition laws;

•

digital marketing aspects;

•

taxation laws;

•

our ability to automatically renew the premium subscriptions of our users;

•

cross-border e-commerce issues; and

•

ease of access by our users to our platform.

We may also become subject to claims, lawsuits (including class action or individual lawsuits), government or regulatory investigations, inquiries or audits, and other proceedings. The number and significance of legal disputes have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our platform and solutions have increased in complexity, and we expect we will continue to face additional legal disputes. We also receive media attention, which could result in increased litigation or other legal or regulatory reviews and proceedings.

The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business, subject our business to increased liability for non-compliance, subject us to class action lawsuits, or prevent us from delivering our services over the Internet or in specific jurisdictions, thereby materially harming our business and results of operations.

Activities of registered users or the content of their websites could render us liable as a provider of online services, damage our reputation and brand, or harm our ability to expand and retain our base of registered users and premium subscriptions, which could adversely affect our business, financial condition and results of operations.

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

Certain actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or registered users acting under false or inauthentic identities or using our product to conduct illegal activities could negatively affect our reputation and brand and impose liability on us. This particularly applies to our registered users who do not have premium subscriptions and who, therefore, maintain the “Wix” logo on their websites. We do not proactively monitor or review the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage. While we have adopted policies regarding illegal or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities without our knowledge. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our registered user base, our business and financial results.

Furthermore, in the framework of Payments by Wix, when users elect to utilize our proprietary payment processing service Wix Payments, we act as a payment facilitator for our users, pursuant to which we are required to monitor our users’ activity to ensure their compliance with certain standards applied by our payment networks. We may fail to appropriately monitor our users’ activity and be subject to liability.

At present, we do not require that our registered users post on their websites, or require their users to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy. If our registered users do not post the appropriate documentation and policies on their websites and require their users’ consent to be bound by the terms of such documentation and policies, or should our registered users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communication Decency Act (“CDA”), then they may expose themselves to civil and criminal liability under applicable law, for example, where their users post information which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights or, for example, where they or their suppliers fail to process personal information in accordance with applicable law. It is possible that we could also be subject to liability.

Although these statutes and case law in the U.S. have generally shielded us from liability for user activities to date, court rulings in pending or future litigation or future regulatory or legislative amendments may narrow the scope of protection afforded to us under these laws. For example, there have been, and continue to be, various Congressional and executive efforts to remove or restrict the scope of the protections available under Section 230 of the CDA. If those efforts are successful, our current protections from liability for third-party content in the United States could decrease or change, potentially resulting in increased liability for third-party content and higher litigation costs. Such amendments to Section 230 of the CDA could require significant changes to our products, business practices or operations. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our registered users to agree to. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position. Further, our indemnity from our registered users may also not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause our registered users to abandon material aspects of our service. Any such adverse legal or regulatory developments could substantially harm our operating results and business.

We have a history of operating losses and may not be able to achieve profitability in the future.

We have incurred net losses in each fiscal year since our inception and, as of December 31, 2020, we had an accumulated deficit of $570 million. We expect that our operating expenses will continue to increase in the near term, primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions and increased expenses related to the expansion of our Customer Care operations. We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining and increasing the amount of revenues per premium subscription to achieve profitability. Nevertheless, if we are unable to grow our premium subscriptions at the required rate or maintain or increase revenues per premium subscription, if we incur expenses that we believe are necessary or desirable (such as to invest in businesses, research and development or technologies that we believe will be important for our business) or if we incur unexpected expenses, including as a result of the impact from the COVID-19 pandemic, we may be unable to achieve profitability at the time expected by investors, or at all. Even if we achieve profitability, we may be unable to achieve or sustain profitable operations.

We rely on search engines and social networking sites to attract a meaningful portion of our registered users and for select social media data, and if those search engines or social networking sites change their listings or policies regarding advertising or data sharing, or increase their pricing or suffer problems, it may limit our ability to attract new users or collect valuable data.

We rely on search engines and social networking sites to attract new users, and many of our registered users locate our website and solutions by clicking through on search results displayed by search engines such as Google and Yahoo!, and advertisements on social networking and other media sites such as Facebook and YouTube. Search engines typically provide two types of search results, organic (i.e., non-paid) and purchased listings. Search page ranking level based on natural search results is determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased. Advertisers can also pay search engines to place listings more prominently in search results and websites to attract users to their websites. We rely on organic searches to attract free traffic to our website. We seek to increase the likelihood that our website is displayed prominently when a potential user searches for a way to build a website. Nevertheless, we cannot be sure that our efforts to optimize search engine results will succeed. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. In addition, some of the social media data provided by these search engines or social networking sites that we analyze to improve our strategy for attracting users to our platform, are provided to us pursuant to third-party data sharing policies and terms of use or under data sharing agreements by third-party providers. If search engines or social networking sites on which we rely for algorithmic listings or for data collection, modify their algorithms or change their terms of use or policies, our websites may appear less prominently or not at all in search results, which could result in fewer potential users or potential partners clicking through to our website, and our ability to collect data may be impaired. Furthermore, competitors may bid on our name from search services in an attempt to capture potential traffic. Preventing such actions and recapturing potential traffic could increase our expenses. Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising or could also interpret our data collection policies or practices as being inconsistent with their policies. If any change to these policies delays or prevents us from advertising through these channels, this could result in fewer users clicking through to our website and could harm our ability to generate revenue from these potential users and collect valuable data.

Existing federal, state and foreign laws and regulations governing the sending of commercial emails and text messages, telemarketing, and other consumer protection laws, as well as standards of conduct implemented by private organizations, could impact the use of our products and potentially subject us and our users to regulatory enforcement or private litigation.

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

Various private organizations also attempt to regulate commercial solicitation via email. These organizations often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as SPAM, which could lead the sender to be “blacklisted” by such private organizations. If we are blacklisted by any such private entity, we may not be able to reach out to our users, which could materially harm our business and brand.

In addition, the Telephone Consumer Protection Act, or TCPA, imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. The actual or perceived improper making of telephone calls or sending of text messages may subject us to potential risks, including liabilities or claims that we have violated the TCPA. Such claims could be costly and time consuming to defend, and if successful, expose us to substantial statutory damages. We could be required to change some portions of our marketing model, could face negative publicity and our business, financial condition and results of operations could be materially adversely affected. Even an unsuccessful challenge of our telephone call or text messaging practices could result in negative publicity and could require a costly response from and defense by us.

Compliance with other consumer protection laws and regulations such as the FTC Act and Federal Restore Online Shoppers Confidence Act of 2010, or ROSCA, addressing disclosure requirements for subscription auto-renewals, refund policies and our terms of use, could increase our costs of doing business or subject our business to increased liability for non-compliance, and could materially harm our business and results of operations. We may also potentially be subject to further legal exposure in the event our users are non-compliant with any of the above laws, regulations and any regulatory and industry standards with respect to their users.

As a domain name registrar, we are required to comply with industry regulations and could face liability from disputes over registration and transfer of domain names.

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

Our ability to offer domain name registration is subject to our ongoing relationship with, and continued accreditation by, ICANN. Additionally, we continue to face the risks that:

•

the terms of the Registrar Accreditation Agreement, or RAA, under which we are accredited as a registrar, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN, thereby preventing us from operating our registrar service, or ICANN could adopt unilateral changes to the RAA that are unfavorable to us and inconsistent with our current or future plans, or that affect our competitive position;

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

A majority of our premium subscriptions are from small businesses. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our solutions, especially in times of economic uncertainty or recessions, such as the COVID-19 pandemic which may have a long-term impact on the global economy. We believe that the small business market is underserved, and we intend to continue to devote substantial resources to it, including through our partners who sell directly to their customers, some of which are small businesses. We aim to grow our revenues by adding new small business customers, selling additional business solutions to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium solutions. If the small business market fails to be as lucrative as we project or we are unable to market and sell our services to small businesses effectively, directly or through our partners, our ability to grow our revenues quickly and become profitable will be harmed.

Our relatively short operating history in a developing market and our increasing efforts selling to new customer demographics might make it difficult to evaluate our current business and future prospects, and may increase the risk that we will not be successful.

We operate in a relatively new developing market, compared to older and more established industries, the development of which may be difficult to predict, and that may not develop as expected. In addition, we have recently increased our efforts to sell our services, to partners and other customer demographics with whom we have less experience. You should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that the impact of the COVID-19 pandemic and related restrictions may mask such trends, that we operate in a relatively new developing market, that elements of our business strategy, including the increased focus on sales through partners and development of our online commerce solutions, remain subject to ongoing development, and that new competitors may enter our market and existing competitors are also growing their businesses, including through consolidation and mergers and extension of their marketing budgets.

If we do not or cannot maintain the compatibility of our platform and solutions with changes and developments in third-party applications, or if the third-party applications that we offer fail to keep pace with competitors’ offerings, the demand for our solutions and platform could decline.

The attractiveness of our platform depends, in part, on our ability to integrate third-party applications and services which our registered users desire, into their websites, or develop and offer those applications independently. Third-party application providers may change the features of their applications and platforms or alter the terms governing the use of their applications and platforms in an adverse manner. Further, third-party application providers may discontinue their engagement with us, or refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business. Additionally, competitors may offer functionality which our registered users desire, that is better than the functionality of third-party applications or integrated solutions in our platform. If we fail to integrate our platform with new third-party applications that our registered users need for their websites or develop them independently, or adapt to the data transfer requirements of such third-party applications and platforms or any other requirements, we may not be able to offer the functionality that our registered users expect, which would negatively impact our offerings and, as a result, harm our business.

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

The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise. In the future, operating system providers, such as Microsoft or Apple, or any other provider of Internet browsers, could introduce new features that would make it difficult to use our platform. In addition, Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites. For example, operating systems or major Internet browsers, such as Firefox, Microsoft Edge, Google Chrome or Safari, could become unstable or incompatible with HTML5-based products and solutions. Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for registered users to access our platform, or their users to access our registered users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects.

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

Israeli Laws and Regulations

The Israeli Trading with the Enemy Ordinance — 1939, or the Ordinance, prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries. The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Iraq, Lebanon and Syria, or Israeli Sanctioned Countries. The Ordinance was enacted in 1939 and does not expressly address online services. We therefore cannot state with certainty how the provisions of the Ordinance apply to the type of services that we provide.

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

We have ceased providing services to users with a GEOIP address in, or a top level domain of, a U.S. Sanctioned Country. Lebanon is the only Israeli Sanctioned Country that is not also a U.S. Sanctioned Country. The number of registered users and premium subscriptions that we had in Lebanon was never material to our business, and since December 2018, the Lebanese government blocked access to our platform in Lebanon, and we are uncertain whether or not this block will be lifted in the near future. Nevertheless, if we initiate any block of our services in Lebanon, it may decrease the number of our current and future users from other countries, particularly in the Middle East, who may cease using our services in protest to our blocking accounts in Israeli Sanctioned Countries.

In addition, if it is determined by a competent court that sanctions under the Ordinance cover the type of services that we provide, then we, our officers and employees may be subject to criminal and/or civil actions. We believe that our initiation of voluntary discussions with the Israeli Ministry of Finance may reduce such exposure, but any liability to which we are subject could adversely affect our personnel, brand and reputation.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology.

Our intellectual property rights are important to our business. We rely on a combination of patent, trademark, copyright, industrial designs and trade-secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements to protect our intellectual property and know-how. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create solutions and services that compete with ours. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries.

To protect our trade-secrets, know-how and other proprietary information, we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our trade-secrets, know-how, or proprietary information, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in Israel and the United States. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology.

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

We rely on our brand and trademarks to identify our solutions to our registered users and to differentiate our solutions from those of our competitors. While we aim to acquire adequate protection for our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market, which could also impede the success of our partners to market our brand in such markets. If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our registered users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources for the advertising and marketing of new brands.

We rely on copyright laws to protect the works of authorship (including software) created by us, however, we do not register the copyrights in all of our copyrightable works. Copyrights of U.S. origin must be registered before the copyright owner may bring an infringement suit in the United States. Furthermore, if a copyright of U.S. origin is not registered within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorney’s fees in any United States enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered copyrights of U.S. origin is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited. Any of our pending or future patent, copyright or trademark applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all. We are unable to guarantee that additional patents, copyrights or trademarks will issue from pending or future applications or that, if patents, copyrights or trademarks issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents, copyrights or trademarks will provide us with meaningful protection or any commercial advantage.

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

We have experienced, and may continue to experience, third-party assertions that our solutions, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made directly against us, or against our users or other business partners using our technology. Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We entered into settlement agreements in the past with NPEs with respect to patent infringement claims. We have also licensed patents from third parties in areas that are related to our technology.

Any such claims, regardless of merit, whether resulting in litigation or not, could result in substantial expense and time spent, divert the attention of management, cause significant delays in introducing new solutions or services, materially disrupt the conduct of our business and have a material and adverse effect on our brand, reputation, business, financial condition and results of operations. As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements to obtain the right to use a third party’s intellectual property, stop selling or marketing some or all of our solutions or services or re-brand our solutions or services. Any licensing agreements, if required, may not be available to us on acceptable terms or at all. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third parties and otherwise negatively affect our business.

We use open source software in connection with our proprietary software and solutions, and we may face claims challenging the use of open source software and/or compliance with open source license terms.

We use open source software in connection with our software development or software we purchase within the framework of an acquisition. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms, and we may be subject to such claims in the future. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. We cannot provide assurances that our internal policy that restricts certain open source licenses and our monitoring to ensure that open source software is not used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source software license will be entirely effective at preventing the forced disclosure our proprietary source code or the payment of damages for breach of contract. Even though it is our view that the majority of our services are not considered as distributed software, since no download and/or installation of software is necessary to use our services and our editing and design platform is accessible solely through the cloud. Part of our services, such as our mobile application for example, are considered a distribution of software. In those instances, if a specific open source license requires it, we might be obligated to disclose part of our proprietary code. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of the Internet infrastructure. Internet service providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our registered users to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Laws or regulations that adversely affect the growth, popularity or use of the Internet, including changes to laws or regulations impacting Internet neutrality rules in the United States, which President Biden supported during his campaign, could decrease the demand for our products, increase our operating costs, require us to alter the manner in which we conduct our business and/or otherwise adversely affect our business. We could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. For example, paid prioritization could enable Internet service providers, or ISPs, to impose higher fees and otherwise adversely impact our business. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.

The number of our registered users may be higher than the number of actual users, depending on the level of engagement of a particular user following registration.

We use the definition “registered user” or “user” to mean all individuals or entities that have registered with Wix, as identified by a unique email address provided by such individual or entity, including those who purchase premium subscriptions. The number of users as we define it may be higher than the actual number of individual users, because some users have multiple registrations and others may have registered under different or fictitious names. Furthermore, the number of websites created may differ from the number of registered users since a registered user can create multiple websites or not create a website at all. The length of time that users take, following registration, to design and publish a website varies significantly from hours to years. We consider the rate at which we generate premium subscriptions and the revenue we generate from such premium subscriptions to be material to our business. If the number of our users is materially inconsistent with the number of our actual individual users, our user base, which we believe is important to the growth of our premium subscriptions, may be overstated. If that is the case, our business may not grow as fast as we expect, and our financial results and business prospects may be harmed.

U.S. states and/or other jurisdictions in which we conduct our business may seek to impose state and local business taxes, sales/use taxes, digital services taxes and current value added taxes on Internet sales, and the tax policies and regulations imposed by other jurisdictions in which we operate may change, all of which may affect our tax rates and increase our tax liabilities.

There is a risk that U.S. states could assert that we or our subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes. This risk exists regardless of whether we and our subsidiaries are subject to U.S. federal income tax. States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet. We and our subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our subsidiaries give rise to a nexus. We and our subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Multiple U.S. states have enacted related legislation relating to the taxation of e-commerce and other states are now considering such legislation. Furthermore, the U.S. Supreme Court held in 2018 in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us to incur substantial costs to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subjected to sales/use taxes, which may decrease the likelihood that such registered users would purchase or continue to renew their premium subscriptions. Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction, may increase and cause either our prices to increase or our collections and revenues to decline. New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business. Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities including the country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. With respect to the digital economy, the OECD has published the Report on Pillar One Blueprint which focuses on new nexus and profit allocation rules to ensure that the allocation of taxing rights with respect to business profits is no longer exclusively limited to physical presence. Some countries, in the European Union and beyond, have unilaterally either announced, proposed, or implemented digital services tax (DST), to capture tax revenue on digital services. Such laws may adversely affect our effective tax rate or result in higher cash tax liabilities. It is difficult to assess to what extent these changes may be implemented in the jurisdictions in which we conduct our business or may impact the way in which we conduct our business or our effective tax rate, due to the unpredictability and interdependency of these potential changes. We therefore cannot predict at this stage the magnitude of the effect of such rules on our financial results.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates.

At December 31, 2020, we had liquid assets totaling $1,571.8 million, comprised of $746.0 million in cash and cash equivalents and short-term deposits and $826.8 million in short-term and long-term marketable securities. Our investments are subject to general credit, liquidity, and interest rate risks. The performance of the capital markets affects the values of the funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, and the continuing turmoil in the financial markets, especially due to the uncertainties related to COVID-19, may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as other comprehensive income, or OCI, which is a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results.

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

In June and July of 2018, we sold $442.75 million aggregate principal amount of 0.00% Convertible Senior Notes due 2023, and in August 2020 we sold $575 million aggregate principal amount of 0.00% Convertible Senior Notes due 2025, or the “Convertible Notes.” The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. The Convertible Notes may be converted, under the conditions and at the premium specified in the Convertible Notes, into cash and our ordinary shares, if any (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

In addition, in connection with the pricing of both series of the Convertible Notes, we entered into privately negotiated capped call transactions, or the “Capped Call Transactions,” with certain of the purchasers of the respective Convertible Notes. The Capped Call Transactions cover, collectively, the number of our ordinary shares underlying the applicable series of Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the applicable series of Convertible Notes. The cost of the Capped Call Transactions for the 2023 Notes was approximately $45.3 million, and the cost of the Capped Call Transactions for the 2025 Notes was approximately $46 million. The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes, subject to a cap, under certain events described in the Capped Call Transactions.

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

In addition, our ability to repurchase or to pay cash upon conversion of Convertible Notes may be limited by law, regulatory authority, restrictions vested in the sellers of the Capped Call, or agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the indenture or to pay cash upon conversion of such Convertible Notes as required by the applicable indenture would constitute a default under such indenture. A default under either of the indentures or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or to pay cash upon conversion of the Convertible Notes.

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

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the UK Bribery Act 2010, or UK Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption, and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and sell our products to customers around the world, which geographically stretches our compliance obligations. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. As a result, we are exposed to a risk of violating anti-bribery laws in the countries where we operate. We cannot assure that our employees, including those engaged in sales activities, agents, partners, or third-party representatives will not engage in prohibited conduct and render us responsible under the FCPA, the UK Bribery Act or any similar anti-bribery laws in other jurisdictions. If we are found to be in violation of the FCPA, the UK Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, agents, partners, or third-party representatives or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.

The United Kingdom’s recent withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

These developments, or the perception that any related developments could occur may adversely impact the level of economic activity in the UK and EU, restrict our access to capital, expose us to increased foreign currency exchange rate risks and adversely impact our users’ use of our products, each of which could adversely affect our business, financial condition and results of operations and reduce the price of our common stock.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $362.07 per share and as low as $14.28 per share through March 22, 2021. Since January 1, 2020 and through March 22, 2021, our ordinary shares traded as high as $362.07 per share and as low as $236.90 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

•

changes in the prices of our solutions;

•

developments concerning our involvement in litigation, including regarding intellectual property rights;

•

breaches of security or privacy incidents, and the costs associated with any such incidents and remediation;

•

our sale of ordinary shares or other securities in the future, or such sales by our significant shareholders;

•

market conditions in our industry;

•

changes in key personnel;

•

the trading volume of our ordinary shares;

•

short selling activities;

•

changes in the estimation of the future size and growth rate of our markets;

•

general economic and market conditions or other global circumstances beyond our control, such as the effects of COVID-19; and

•

our failure to meet our financial guidance or any component thereof in any given quarter or year (or failure by our competitors to meet their own guidance).

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

The trading price for our ordinary shares may be affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who currently cover us or our business publish inaccurate or unfavorable research about us or our business and, in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our share price to decline.

We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase plan or that our repurchase plan will enhance long-term shareholder value.

On November 10, 2020, our board of directors authorized an extension to our repurchase plan under which up to $300 million is available to purchase our ordinary shares and/or Convertible Notes, which plan extension received court approval in accordance with Israeli law on December 30, 2020. The repurchase plan, as authorized by the court, authorizes repurchases through June 30, 2021. The specific timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties.

Repurchases of our ordinary shares and/or Convertible Notes pursuant to our repurchase plan could affect the market price of our ordinary shares or increase its volatility. Additionally, our repurchase plan could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our repurchase plan will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase plan’s effectiveness.

A small number of significant beneficial owners of our shares acting together could have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The largest beneficial owners of our shares, beneficially own a significant percentage of our ordinary shares. Our largest shareholders, individually or, if they all adopt a similar position on a particular issue, acting in concert, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval. These matters may include:

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

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. This includes sales by our three largest shareholders who, as of February 28, 2021, beneficially owned approximately 25% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.

As of February 28, 2021, 6,941,939 ordinary shares are subject to outstanding option and restricted share unit, or RSU, awards granted to employees and office holders under our share incentive plans, of which 2,879,749 ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

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

If a United States person is treated as owning at least 10% of our shares (including constructively through the ownership of our Convertible Notes), such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively through the ownership of our Convertible Notes) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation (although legislation has been proposed to significantly limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, regardless of whether the controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled controlled foreign corporations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2020, and we do not expect to be treated as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined below) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its own tax advisor as to the potential effects of the PFIC rules. See “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

We are incorporated under Israeli law and our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established, a number of armed conflicts have occurred between Israel and its Arab neighbors. In recent years, these have included sporadic hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. Israeli civilians continue to be the target of terrorist threats. In addition, Israel faces threats from more distant neighbors, in particular, Iran which has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities. Our commercial insurance does not cover direct losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

A number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. For example, since December 2018, the Lebanese government has blocked access to our platform in Lebanon. These restrictions may limit materially our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies. We may also continue to be targeted by cyber-terrorists because of being an Israeli company.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2020, we had 2,378 employees based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three-year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to the age of 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government). In response to increased tension and hostilities, there have since been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to remain eligible for the tax benefits for “Beneficiary Enterprises,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. Most recently, the Investment Law was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73. In addition, in September 2011, we received a tax ruling from the Israeli Tax Authority, according to which, among other things, the Israeli Tax Authority approved (i) our status as an “Industrial Enterprise” and (ii) that the expansion of our enterprise is considered as a “Beneficiary Enterprise” with 2009 as an elected year of operations, all under the Investment Law as amended by the 2005 Amendment. The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling. If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10.E. Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

Item 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Our History

Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute. We are a leading, global, web development platform for millions of creators, delivering our solutions through a Software-as-a-Service (SaaS) model. Since our founding, we have developed and launched multiple innovative products, services, and business solutions that empower any business, organization or brand worldwide to create, manage and grow a fully integrated and dynamic digital presence.

In November 2013, we listed our shares on the NASDAQ Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-388117-7. Our principal executive offices are located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, and our telephone number is +972 (3) 545-4900. Our website address is www.wix.com. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States is Wix.com, Inc., located at 500 Terry A Francois, 6th Floor, San Francisco, CA 94158-2230, telephone number (415) 639-9034.

Principal Capital Expenditures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2020 and for those currently in progress, see Item 5. “liquidity and Capital Resources.”

B.Business Overview

We are a leading global cloud-based web development platform for millions of registered users and creators worldwide. We were founded on the belief that the Internet should be accessible to everyone and to enable businesses and organizations to take their businesses, brands and workflow online to create and manage a fully integrated and dynamic digital presence. As of December 31, 2020, we empower approximately 197 million registered users worldwide who began the website building process with us. We are pioneering a new approach to web development and management that provides a complete and powerful cloud-based platform of products and services. We offer our solutions through a freemium SaaS business model (free and premium services), and as of December 31, 2020, we had approximately 5.5 million premium subscriptions. We also promote our services and solutions through our partners.

Our platform consists of three web creation products, each with a different purpose or primary audience: Wix ADI, intended for fast website creation, the Wix Editor, intended for full website creation targeted at users with basic, average or above average technological skills, and Editor X, intended for advanced users such as design professionals.

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

Through Editor X, which offers advanced design and layouting capabilities, we allow users and design professionals, through its wide, flexible canvas, to use modern Cascading Style Sheets (“CSS”) technologies to control the exact position and styling of elements at every viewpoint.

Our platform also includes a full-stack, no-code/low-code development environment called Velo by Wix, which was previously known as Corvid by Wix or Wix Code, through which users can combine the products and solutions our platform offers with advanced developer capabilities to create content-rich websites and web applications. Velo by Wix provides the ability to use databases to manage content, application programming interfaces, or APIs, to connect with external services and the ability to expose the web application as an API, and custom code to create custom interactions. This may significantly reduce the need for developers and designers to juggle updating themes, hosts, content management systems (“CMSs”), plugins, content delivery networks (“CDNs”) and other third-party products.

We also offer a variety of additional products and services to further complement and enhance our users’ business or branding needs, most notably Ascend by Wix, which was launched in 2018. Ascend by Wix offers our users access to a suite of approximately 20 products or features enabling them to easily connect with their customers, generate more traffic, automate their work, and grow their business, including capabilities to manage all of their customer interactions, capture leads, build relationships, take payments, and run email, social, and video campaigns to promote their business, all in one place. Additional services also include Wix Logo Maker, which allows users to generate and print a customizable, high-resolution logo in minutes using artificial intelligence, Wix Answers, a support infrastructure enabling our users to help their users across multiple channels, and Payments by Wix, a payment platform that helps our users receive payments from their users through their Wix website.

We also offer several vertical-specific applications that business owners can use to operate mission critical aspects of their business online, such as selling goods, taking reservations and scheduling and confirming appointments. These applications provide Wix registered users with a custom front-end for users of their website, as well as a robust back-end management dashboard. We have developed these software applications for businesses in specific verticals, including retail and online stores, services, event planners and management, hotel and property management, music, photography and restaurants, among other verticals. These vertical applications are integrated into our website templates or can be installed on any existing website and set up with minimal effort by the user and without the need to write code.

In addition, we provide a range of complementary services to address the needs of our users, including our App Market, which was launched in 2012 and offers our registered users the ability to easily install and uninstall a variety of free and paid web applications that we developed ourselves or identified and selected through third-party developers for inclusion in our App Market, based on user needs and demands. These web applications add functionality and are easily integrated into registered users’ websites with one click, without the need for any coding, and include social plug-ins, online marketing and customer relationship management tools, contact forms and transactional and payment processing capabilities. Additional complementary services include, among others, Payments by Wix, which enables our users to receive and manage payments from their customers on our platform, the Wix Marketplace, which was previously known as Wix Arena, an online marketplace which brings users seeking help with creating and managing a website together with talented web experts and the Wix App, a native mobile application enabling users to manage their websites and Wix operating systems on the go.

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

We are removing not only technological, but also geographic and linguistic barriers to web development, to empower almost anyone to create and manage a digital presence in their own language. We currently enable our users to create their online presence in any language and offer our platform in twenty languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Thai and Ukrainian, and we plan to add more languages in the future.

Industry Background

As consumers have moved almost all forms of commerce online and onto mobile devices, businesses, organizations and professionals need not only a website, but also a dynamic digital presence with tools to manage interactions with customers, suppliers, partners and employees online and in real time. These interactions include back-end activities like invoicing, customer relationship management and payment processing, as well as front-end activities such as communications, online marketing, reservations and scheduling, and social media integration.

Use of dynamic web content and services for high-level customer engagement is becoming increasingly prolific. However, building this presence is becoming more challenging for businesses, organizations, professionals and individuals due to costs, time constraints, lack of skills and language barriers. The complexities of web creation and focus on design needs also create challenges for professionals who build web content, such as our partners. We believe there is a significant opportunity to provide an elegant cost-effective solution that caters to the accelerating demands of anyone who needs to create a dynamic, professional digital presence or application. Further, we also believe that there is a significant opportunity to provide solutions that help bring efficiencies to web development and further help businesses manage operations and grow online through vertical Enterprise Resource Planning (ERP), marketing, mobile, customer management and communication products and tools.

Our Offerings

Wix is a cloud-based web development platform for millions of registered users and creators worldwide which was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions (freemium model), Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. Wix also empowers its partners who utilize its services and products to serve their own customers.

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

Our free product and service offerings include the following features and capabilities:

Web Editors

By registering with our service, our users gain free access to three different web editors: Wix ADI, intended for fast website creation, the Wix Editor, intended for users with basic or above technological capabilities, and Editor X, intended for professional level users. These three web editors enable our users to design and manage as many websites as they choose, to establish or enhance their digital presence. No installation of software is necessary to use these web editors, as our advanced editing and design platform is accessible through the cloud directly from our website. All of our web editors allow registered users to optimize their existing Wix sites for viewing on mobile devices. Our mobile site technology is also based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants. We do not currently charge for our mobile solution.

•

Wix ADI

We launched Wix ADI in 2016. Wix ADI is an AI-based solution that is designed to eliminate the most significant challenges of building websites – time, design and content creation. Through its technology and basic input provided by a user about its business name and type, Wix ADI combines relevant design and content to create a complete, personalized and unique website tailored for the users’ specific needs, in minutes. With this technology, we have blended artificial intelligence and a human design sensibility resulting in algorithms that ensure every website designed using Wix ADI will be stunning and complete. In 2018, we introduced Wix on Mobile, a mobile website builder that utilizes the ADI technology, allowing users to create and manage a customized website entirely on a mobile device.

•

Wix Editor

At the core of our platform is the Wix Editor, which is currently localized to twenty languages and allows registered users to maximize their digital presence by designing an unlimited number of websites, which are customizable using images, layouts, colors, fonts and other content provided by Wix, or content uploaded by the user, including visual and audio media. All websites designed using our editor are fully customizable with HTML5 technology, and contain back-up and firewall protection, as well as certain services designed to reduce the effect of denial-of-service attacks. The Wix Editor offers a highly visual design experience as well as several code-free features such as full screen strip layouts, full page video backgrounds, single-click parallax effects and more. Additionally, users are able to create and manage a customized website entirely on a mobile device through Wix Editor.

•

Editor X

We introduced Editor X in January 2020 to provide advanced users, such as design professionals, advanced design and layouting capabilities. Through its wide, flexible canvas, Editor X allows users to drag and drop content to pixel-accurate designs and produce optimal, modern CSS. Moreover, users can control the exact position and styling of elements at every viewpoint through custom breakpoints.

Development Environment

•

Velo by Wix

We launched Wix Code in 2017, and in 2019, we rebranded it as Corvid by Wix. In early 2021, we rebranded it again as Velo by Wix, or “Velo.” Velo is a powerful development platform that allows users to extend the functionality of their online presence. With Velo, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. This innovative product combines our website creation products—Wix ADI, Wix Editor and Editor X —with a powerful set of development capabilities. Starting with our website creation products, users can design a front end (client-side), then employ Velo developer tools to add advanced functionality and capabilities to the back end. Velo includes features that are built into the platform and do not require code to implement. Velo enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, CMSs, plugins, CDNs and other third-party products. Velo provides an all-in-one platform, hosted on the Wix cloud, that allows users to spend their time on creation, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.

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

Since the launch of the App Market in 2012 through December 31, 2020, there were millions of installations of our web applications. Through our easy-to-use drag-and-drop technology users can install or remove as many web applications as they would like within moments.

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

•

Wix Marketplace

Wix Marketplace, formerly known as Wix Arena, is an online marketplace that brings our users who are seeking help in creating and managing a website, together with our users who are talented web designers or agencies, that can help the former to build and operate a website that fits their needs and brings their vision to life. Users can search through hundreds of talented professionals filtered by different criteria such as price, required professional service, and location, and explore their portfolios to find the pro who best meets their needs.

•

Wix App

Wix App is a native mobile application available in iOS and Android that allows users to fully manage their websites and Wix operating systems on the go and run their businesses wherever in real time. The Wix App is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. The Wix App is available for download for free in the Apple App Store and Google Play. The Wix App also serves as an interface between the site owner and their customers. The app serves as a mobile native business front for buying products, ordering services, registering to attend events and more. Customers are using the app to communicate with the business owner or between themselves as a community.

•

Wix Dashboard

Our users have access to a set of tools to manage their site and business directly from a back-office dashboard that displays helpful information regarding the user’s site and business, as well as recommended applications and helpful tips.

•

Wix Customer Care

Wix Customer Care experts offer support to all of our users through the use of our Wix Answers software. Our Customer Care team, located primarily in San Francisco, Miami, Austin, Denver, and Cedar Rapids in the U.S., Kiev, Ukraine, Tel Aviv, Israel and Dublin, Ireland, alongside other offshore locations in which we contract with a third party, is responsible for providing all of our registered users, including free registered users, with both indirect and direct support. The indirect support includes monitoring and updating forums for users’ questions and knowledge databases, such as our online automated ask-and-answer database. This indirect support addresses many of our registered users’ questions and allows us to operate our Customer Care team in a more efficient and cost effective manner. Customer care experts also provide web-based technical support through email and through the use of remote access software. In 2019, we expanded the scope of our Customer Care organization to provide our users with a direct level of support that is more proactive as well as providing a more individualized experience. The goal of this proactive and individualized support is to help our users complete their websites and also identify other products or services we offer that may enhance their websites and the manner they run their business on our platform. We provide telephonic support 24 hours a day, seven days a week globally, in English. We also provide support via online chat for specific locations and within limited hours. In addition, we offer users the ability to get instant automated answers to support questions and leave contact details for further inquiries, which are later answered by support tickets or through a callback service. Support is also offered in French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean and Hebrew. The operations of our Customer Care team have been affected by the COVID-19 pandemic, however, the ability of a large portion of our Customer Care experts to work remotely allows us to continue and expand our Customer Care operations.

Paid Products and Services

Premium Subscriptions

Our premium subscriptions are purchased primarily by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, photography, tourism, beauty, sports, food services, property management or publishing. Premium subscriptions may also be purchased by creators such as our partners that, in some cases, are engaged by their customers to build web content. The customers of our premium subscriptions are not concentrated in any particular field. Our premium subscriptions offer all of the features of our web editors, Velo and our other complementary products and services, but also include the ability to connect a domain and may include features tailored to more specific business needs, such as online commerce, receiving payments, and marketing tools such as Google Analytics. Our VIP premium subscriptions also offer premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow registered users to expand their digital presence by, for example, advertising their pages on third-party sites, such as Bing and Google.

We have two tiers of premium subscription plans: (i) Website and (ii) Business & ecommerce. Business & ecommerce plans include the ability to accept online payments. We also offer additional tiers of paid subscription plans for Editor X.

Most of our premium subscriptions offer the following additional features and capabilities:

•

Connect Your Domain

Premium subscriptions currently allow registered users to connect their own domain name to their website, which means that the free Wix site address will be replaced with the user’s personal website address. The user’s domain name can also be purchased and managed directly through the Wix platform. Registered users who do not purchase premium subscriptions can also choose to purchase a domain name as a stand-alone product, and continue using our free Wix Editor product to develop and maintain their website.

•

Google Analytics

Premium subscriptions currently give registered users access to Google Analytics, a third-party application that provides useful data on the users that visit their website. This feature allows our users who connected their domain, to collect and use such data for marketing and other commercial purposes.

•

Removing Wix Brand Ads

Most of our premium subscriptions provide a website without the Wix advertisements that are placed in the footer and/or header of free Wix websites.

•

Premium Support Services

All of our premium subscriptions receive access to Wix Premium Support which grants them the full benefits of our Customer Care team, including priority access to our team of customer solutions experts, who prioritize premium subscription questions and requests over other user questions. In addition, VIP premium subscribers have the option of receiving support responses during business hours via Wix Answers, our online automated ask-and-answer ticketing system.

Additional Paid Products and Services

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

•

Automations - allows our users to set up automatically triggered actions on their site to help them collect leads and manage their work throughout the day.

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

•

Wix SEO Wiz - a setup tool that guides users through the most common steps that help the user’s site appear in search engines. Wix SEO Wiz provides users with a personalized plan to optimize their site for search engines, such as Google, using a step-by-step checklist with detailed instructions. The Wix SEO Wiz covers all the basic and essential steps, such as meta titles, descriptions, Alt text, internal links and site content. Once users complete a few basic checklist items, they can instantly index their site on Google, using a feature developed in partnership with Google. Users then receive regular achievement updates with key insights about the progress of their websites in search results. While completing their checklist, users can enrich their SEO knowledge with helpful videos and articles in the SEO guide of the application.

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

•

Video Maker - allows users to instantly create a promotional video for their business. Videos are automatically created from any product page, or easily created from various templates. Users can customize media, text, soundtrack and business info, instantly share videos to Facebook and YouTube, or use them anywhere on their site.

•

Marketing Integrations - enable our users to integrate additional powerful marketing tools. Through these integrations our users can add various external marketing capabilities, directly from their site dashboard. Our marketing integrations include Google Analytics, Facebook Pixel, Google tag manager and other analytics and tracking services as well as additional tools.

•

Coupons - allows users to share their own customized discount coupons for specific products and services to help boost customer retention.

Users can purchase Ascend by Wix on a monthly, yearly, or multi-year subscription basis, and can choose between various price points based on the number of contributors, lead-capture forms, customizable forms, and email–campaigns-per-month required.

Paid Ad Campaigns

To help businesses on Wix grow, in 2019 we introduced Paid Ad Campaigns, a marketing tool that allows businesses to run dynamic online ad campaigns that reach customers they want to target on online ad platforms such as Facebook.

Payments by Wix

Payments by Wix enables our users to accept payments for goods and services online from their customers, either from third-party payment processors or from Wix Payments, our proprietary integrated payments service. Users can select one or more payment methods available to appear on their checkout page, depending on their geographic location and type of goods and services they offer. Users must purchase a Premium Subscription to accept online payments.

In 2018, we introduced Wix Payments which allows users to set up and accept payments, in an automated and instant onboarding process made entirely within the Wix platform. Wix Payments also includes a dashboard to view history of online transactions, from sales to payouts, in a single place, solving a significant challenge with doing business online. Many types of businesses, including e-commerce retailers, service providers, musicians, photographers, hotels, restaurants, and many more are able to take advantage of the efficiency provided by Wix Payments. Wix Payments is currently active in Brazil, the U.S. and several European countries and is intended to be expanded to additional countries.

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

Domains

We offer our users the ability to choose and connect their own domain name to their website to better enhance their brand, through third parties that offer domain names, or through our offering as an ICANN accredited domain name registrar. Domain names are offered as a stand-alone product, and also are included as part of our premium subscription offerings. Registered users without a premium subscription are assigned a domain name which includes the Wix site address.

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

•

Wix Stores

Wix Stores is our e-commerce solution that allows our registered users to create, design and manage an online store through which they may sell their physical or digital products online and accept payments using an integrated shopping cart application, which is already included in the subscription. Wix Stores users can tailor the style of the online store to their business, and can accept payment from their users for products or services they offer through a variety of integrated payment solutions we offer, such as wallets, credit cards, and through other types of offline payments such as cash on delivery. We also provide registered users with the ability to manage inventory, provide coupons and set their own shipping and tax rules as part of our Wix Stores. Additionally, users can manage their online store on the go by using the Wix App on a mobile device. Wix Stores enables merchants to create, manage and grow their online business from one cohesive environment.

In 2020, we introduced expanded e-commerce solutions, including: customizable, branded storefront, cart and checkout features; multi-language site options and an in-cart multi-currency convertor; product subscriptions for recurring revenue product sales; the ability to process payments online, manage and ship inventory (in certain countries); dropshipping; automated sales tax calculations; multi-channel sales through social media and marketplaces; shipping integration with discounted shipping rates; extensive shipping and fulfillment solutions, including integration with warehousing and third-party logistics services powered by Velo; customizable business automations, such as abandoned cart recovery; and advanced business reports with out-of-the-box reports and the ability for customization.

•

Wix Bookings

Wix Bookings, which was launched in 2016, is an end-to-end online booking solution, giving businesses an easy and effective way to showcase their services and allow online scheduling, as well as manage their own schedule. The solution helps business owners from a variety of verticals to acquire more business by allowing customers to book online appointments, classes, and courses, keep track of their schedule by synchronizing with their primary Google Calendar, reduce no-shows by sending auto-reminder emails to customers, sell membership and packages, and customize products.

In 2020 we expanded our offering by enabling access to Bookings APIs to our Velo by Wix users to allow them to create custom booking flows. We also reacted to the market needs in light of COVID-19 and introduced virtual events with a third-party video conferencing integration as well as capacity control features for in-person events to help businesses maintain social distancing.

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

•

Wix Music

Wix Music is a complete solution for musicians and entertainers that includes an advanced music player, commission free sales, an easy to use digital asset management system, concert promotion and ticketing, fan management and communication tools and a range of specifically designed music website templates. All of these components are seamlessly packaged, empowering musicians to leverage the web to drive awareness and professionally promote and sell their music directly from their Wix websites. Optimized for mobile devices, Wix Music ensures music sharing and purchasing can continue on-the-go.

•

Wix Restaurants

Wix Restaurants provides various solutions for restauranteurs, including Wix Restaurants Menus, Wix Restaurants Orders and Wix Restaurants Reservations. Wix Restaurants Menus enables restauranteurs to easily create a menu on their Wix website, using professionally created layouts offered on our site. Wix Restaurants Orders is an online ordering solution for restauranteurs enabling them to receive takeout and delivery orders through their desktop and mobile Wix websites and to consequently grow their business and maintain a direct relationship with their customers. Wix Restaurants Reservations allows restaurant owners take online table reservations from their restaurant site and confirm and manage reservations via their Wix dashboard.

•

Wix Photography

Wix Photography is a comprehensive solution for photographers looking to create their portfolio and manage their business online, from both desktop and mobile. Our dedicated solution includes multiple templates custom designed for photographers and dozens of gallery layout options, including specific features relevant for professional photographers and other visual artists, such as the ability to determine image resolution, load videos, share their portfolio on social media, sell digital or printed artwork and more. In addition to a dedicated portfolio site to showcase their art, Wix offers photographers and other visual artists relevant and widely used tools, such as the Wix Photo Albums app that enables event photographers to easily create an album site for their clients and enhance their exposure to potential clients, and Wix Art Store that allows artists to sell their art online to their customers.

•

Wix Video

Wix Video allows our users to showcase, promote and sell videos on their Wix website. Users can create their own video channels, upload and stream videos in the highest quality, or easily add videos from YouTube, Vimeo and Facebook. Wix Video allows users to live stream and charge access for live events from desktop and mobile. Additional features include selling video downloads, customizable interactive cards placed on top of the videos, automatic sites for vloggers via Wix ADI and direct syndication of videos to YouTube and Facebook.

•

Wix Events

Wix Events is an application which enables users to create and manage their events on both desktop and mobile, send invites, collect RSVPs, sell tickets and manage a guest list. Wix Events can be used for conferences, meetups, concerts, shows, weddings, parties, and more, and in 2020 we introduced a third-party integration for virtual events. Users can use Wix Events to promote their events on social media. We charge a commission from our Wix Events users on the online sales of tickets sold through Wix Events.

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

•

Wix Blog

Wix Blog enables users to easily create a blog and grow an online community. Users can choose from several beautiful layouts with built-in social features. Readers can join the blog, create member profiles, follow posts, and comment with images and videos. In addition, users have the option to set up a paywall and charge for access to select content.

•

Wix Forum

Wix Forum enables users to create an online community directly on their Wix site. The Wix Forum users of users can become members, join conversations, follow posts, upload videos, write comments and more. Users can choose from a variety of layouts and customize them to their needs. In addition, users have the option to set up a paywall and charge for access to select content.

Selling and Marketing

Our selling and marketing efforts focus primarily on online and offline advertising, and onsales and account management teams focused on meeting the needs of our partners that may utilize our products and services to serve their own customers.

We market our solutions and applications to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers, as well as through partners. We are able to attract a high volume of registered users, including premium subscribers, by offering free solutions and services, as well as upgrades and additional features and solutions to our premium subscribers. We also offer a 14-day refund period for our premium subscriptions. As of December 31, 2020, we had approximately 197 million registered users who began the website building process with us, and 5.5 million live premium subscriptions.

User Acquisition

We engage in online and offline advertising, with a focus on acquiring new users to our platform, converting these users into purchasing premium subscriptions, and increasing our revenue from them. A majority of our premium subscriptions are generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser. We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying registered users’ websites. In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products. Furthermore, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions which will drive high revenues.

In addition to our online and offline marketing activities to acquire new users, we also acquire new users by engaging with partners that use our platform for their own work for their clients. We accomplish this outreach with our sales and account management teams as well as through marketing content, online communities and organized events and conferences.

We believe our user acquisition strategy further benefits from the brand we have built as a leading web development and design platform for businesses, organizations, professionals and individuals. We are also growing our brand among professional creators. We believe that our branding efforts have accounted for a significant portion of users who come directly to our website, through typing our URL directly into their browsers, or through searching for “Wix” or a term related to the establishment of a digital presence. We believe that these users are also attracted due to referrals from other users, and via word-of-mouth regarding our products and services. Our acquisition strategy also benefits from our use of A/B testing on our website, a marketing approach that aims to identify changes to our website which may increase or maximize user interest and acquisition. Our Design Studio team changes the layout of our website from time to time, and engages in A/B testing to determine which layouts and graphics are the most successful in maximizing user acquisition.

Our marketing expenditures directed to advertising were $282.8 million in 2020, $187.3 million in 2019 and $165.3 million in 2018. Our marketing expenditures are primarily directed toward the following channels:

•

Search Engine Advertising

We pay leading social networks and search engines to provide search results that provide our solutions and services with the maximum exposure when users search for key terms related to establishing a digital presence. We do this by elevating the placement of our website address in search results. We pay search engines on a cost-per-click, or CPC, basis each time a person clicks on such a paid search result or advertisement.

•

Online Presence and Branding

We have established an active online presence on social networking sites such as Facebook, Twitter, and Instagram, and video sites such as YouTube, including through use of social network influencers, and we also market our solutions by purchasing generic and targeted advertisements on these websites and others. We also consult public and media relation firms to help brand and advertise our solutions and services.

•

Traditional Media Advertising

Some of our marketing expenses are directed towards more traditional advertising such as television commercials mainly in the United States.

•

Other expenditures

We maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their personal websites. From time to time we also hold webinars, promotional contests, user meet-ups and public relations events at our Tel Aviv, New York, Miami and San Francisco offices and virtually, as well as events in other locations where we have a large number of users.

•

Editor X brand

In July 2019, we announced the launch of a new brand for our revolutionary website creation platform, Editor X. We have established an active online presence using social networking sites and web design influencers.

Business to Business Sales and Marketing

We have enhanced our sales efforts to attract partners, including those who sell premium subscriptions and additional business solutions to their customers at scale. We have established dedicated sales and marketing teams to facilitate the use of our services by these customer segments. In addition, we work with our sales teams to develop back-office functionality necessary to sell our products more effectively.

We further expect to retain premium subscriptions and maximize our revenue from partners by providing improved support to them, as well as account management and additional business solutions.

Wix Answers

We sell subscriptions for Wix Answers, our customer support solution, to businesses and organizations looking to scale and improve their customer relationships.

User Retention

Once we attract visitors to our website, our preliminary goal is to register them as registered users. Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site. These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events. We constantly seek to convert our registered users to purchase premium subscriptions and to maximize our revenue from such subscriptions by offering them enhanced functionalities. Registered users who convert to a premium subscription gain access to additional features based on the subscription they choose, which may include Wix ad removal, access to Google Analytics, domain connectivity, ecommerce and payment solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions. Registered users can choose between monthly, yearly or multi-year premium subscriptions, and, as of December 31, 2020, 85% of our active premium subscriptions were for a one-year period or more and 15% were monthly. We seek to increase the number of premium yearly and multi-year subscriptions by offering seasonal promotions and discounts on these subscriptions. We also send emails to our yearly and multi-year premium subscribers, reminding them that their subscriptions are about to renew or that they need to renew them before expiration, as well as coupons and other discounts on products and services to maximize our revenue from such premium subscriptions. We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium applications in our App Market.

We further retain premium subscriptions by developing relationships with subscribing users through our Customer Care team, with which we address our registered users’ technological needs and concerns. Through our Customer Care operations, we also help free registered users transition to premium subscriptions by providing guidance on integration of premium subscription features into existing websites created with our web editors, and we further help our users with premium subscription to discover additional business solutions to enhance their subscription and, as a result, their engagement in our platform. We seek to maintain goodwill with all of our registered users, and retain them as registered users, even if they do not choose to subscribe to, renew or enhance their premium subscriptions.

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

Wix Cloud

We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our applications, and the websites that our registered users create. We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, as well as in Europe and Japan. The vast majority of our data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon Web Services by Amazon.com, Inc. as well as by additional providers as required or for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment remains stored in servers leased from Hostway Services, Inc., which, in the past, hosted a more substantial amount of our data. To date, we have not experienced any material outages or service interruptions. This highly scalable multi-tenant technology infrastructure enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity. As a result, our platform is not affected or slowed down by growth in the number of users whose data is stored in our cloud. Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by proven international cloud delivery network vendors. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Google and Amazon cloud services as well as additional providers, to back up our users’ data. We apply industry standard data security measures to protect against potential vulnerabilities in our technology.

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

Our editors include the Wix Editor’s Smart Layout technology that offers both functionality and customization. Our technology provides for dynamic layout and content, meaning that no one component box on a registered user’s website is static or incapable of being moved to other areas of the user’s page. Component boxes added to our registered users’ websites identify the user’s site structure and automatically adapt to the size and style of other component boxes within the site. These capabilities allow the registered user full control over the layout of their website, allowing the user to create a design-rich, professional website. Through Editor X, which offers advanced design and layouting capabilities, we allow users and design professionals, through its wide, flexible canvas, to use modern CSS technologies to control the exact position and styling of elements at every viewpoint.

Web Service Creation Environment

We use a powerful software development kit, or SDK, with an application programming interface, or API, which allows web solutions, applications and widgets to be seamlessly embedded into the websites designed by our registered users. Web solutions and applications are configured by third-party developers using a self-service system called Wix Developer Center. This technology allows the user to embed third-party applications or widgets, such as ratings, news and books into the user’s website by linking the application or widget’s URL to the user’s website. It also allows third-party service integrations that need to receive website events, such as order management and financial services. All integrations are done with one click, using the Wix App Market, where the user can choose which web solutions or applications they would like to add to their website. The added application or widget may then be opened as a pop-up on the user’s website, which further adds to our editor’s dynamic layout capabilities. Furthermore, SEO used in connection with the user’s website will also attach to the embedded widget or application data, increasing the overall visibility of the user’s digital presence.

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

Infrastructure

Our operations, including marketing and delivery, are efficient since the vast majority of them are online-based and, as such, provide us with flexibility and scalability. Our hybrid cloud and content delivery network enables our registered users to purchase and use our products and services online, through our website. As a result of these efficiencies, we have built a large registered user base, while limiting the number of physical offices required for conducting our business. Our marketing and customer support operations are supported by online marketing tools such as CPC advertising, SEO and email distributions, and by customer support tools such as online forums and an advanced user self-service support system using online ticketing and a database of questions and answers.

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

Our infrastructure includes servers and bandwidth capacity collocated from third parties located in the United States, as well as in Europe, Japan, and any other locations as required, including cloud storage from Google and Amazon as well as additional providers as required or for specific purposes. We use our own servers to run our research and development activities and to operate our office applications. Our use of servers in different locations, together with our use of Google and Amazon cloud services, as well as other providers, to back up our registered users’ data and to serve our registered users, protects against accidental data loss and reduces disruption to our operations from server outages or physical damage to a server. We aim to maintain industry standard server operations, which will provide our growing registered user base with industry standard reliability to access to our products and consistent service provisions.

Research and Development

As of December 31, 2020, we had 1,923 employees and contractors focused on research and development. Our research and development team, which also includes our design team and our quality assurance team, is comprised of individuals with extensive experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel. We also engage teams of developers in Beer-Sheva and Haifa, Israel, Lithuania, Germany, U.S., Brazil, India, UK and Ukraine to benefit from the significant pool of talent that is more readily available in those markets. Our research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions.

Our research and development spending was $320.3 million in 2020, $250.8 million in 2019 and $198.9 million in 2018. We invest in research and development to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base. Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ and our partners’ needs and often arise out of their suggestions, and improving the performance of our platform. For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades, which then enables us to quickly react to our registered users’ requests. We also engage in A/B testing to measure the effectiveness of our upgrades and new product features.

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

Intellectual Property

Our success depends, among other things, upon our ability to protect our core technology and intellectual property. We rely on a combination of patent, trademark, copyright, industrial designs and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements to protect our intellectual property and know-how. In addition, we have filed a number of patent applications and continue to file for patents to protect our inventions. We have pending patent applications in the United States as well as in several additional jurisdictions worldwide. We also have pending Patent Cooperation Treaty, or PCT, applications that may lead to additional patent applications. Certain of our applications have been accepted and patents were granted, however, we cannot be certain that all our applications will issue as patents. We actively monitor innovation within our company so as to properly consider whether to file additional patent applications. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

The Wix brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Wix brand is important to expanding our business. We have obtained trademark registrations in certain jurisdictions for trademarks that we consider material to the marketing of our products, including the marks WIX® and the Wix logo, as well as, EDITOR X®, ADI® and DEVIANTART®. We have trademark applications for additional marks that we use to identify certain product collections used for certain of our products. While we expect to submit additional trademark applications and expect our pending applications to mature into registrations, we cannot be certain that we will obtain such registrations.

In 2020, we also began registering the rights to our typeface font, MADEFOR, available in 10 weights and all the Latin languages.

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

The market for providing web-based website design and management software is evolving and highly fragmented today. We believe no provider currently offers a comprehensive, customizable, fully integrated workflow solution to create and manage a professional digital presence comparable to ours. However, some providers currently offer separate products or technologies that overlap with parts of our solution and could try to integrate these with other products to offer a more comprehensive solution in the future. Providers of these point products vary and include

•

DIY template-based and other website design companies that enable website creation such as Squarespace, Weebly (acquired by Square, Inc.), Jimdo and Webflow, Inc.;

•

offerings that provide e-commerce software enabling a merchant to sell goods online such as Shopify and BigCommerce;

•

software that enables a business to take and manage appointments and/or reservation schedules online, such as Mindbody;

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

Environmental, Social and Governance (ESG) Practices

As a global brand with material social and economic influence, we recognize that our success can only be built alongside the success of our stakeholders, including, our users, partners, and employees. We aim to achieve high ESG standards while continuing to develop our business and executing on our strategy.

We promote and support fair social and economic opportunities in the professional services global market. We recognize that there are systemic and cultural biases, caused by age, gender, race, ethnicity, sexual orientation, religion, or ability, and we know these biases can reduce the accessibility to opportunities on a global scale. It is our mission to shrink these accessibility gaps worldwide through our services, the programs we support, and the partners with whom we work. We invest resources into data privacy and how we can protect our users by, among other things, building key infrastructures and policies to safeguard the data on our platform and the privacy of our users. We are also committed to maintain the integrity of the transactions performed on our platform.

We value and celebrate diversity within our community. Our work environment seeks to foster an inclusive culture, where our employees feel empowered, challenged, and in possession of the tools to thrive at work and in their personal lives. We are continuously learning and looking at ways to continue to create an environment that is an inclusive place of work. Furthermore, we recognize the importance of environmental matters, including climate change.

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

United States

A number of legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning data privacy and data protection, including changing regulatory guidelines and interpretations, could affect us and our business, our products and our services. For example, the FTC instituted guidelines relating to children’s online privacy that were issued under the Children’s Online Privacy Protection Act. Additionally, some states have passed proactive, as well as reactive, data privacy and information security legislation such as the CCPA, CPRA and the Virginia Consumer Data Protection Act. Regulatory enforcement actions and trends in consumer class actions against other online companies suggest a trend that regulators and judges may require such companies to adopt certain minimum data privacy protections and data security measures to protect personal information. The Company has a dedicated team that implements relevant measures in relation to applicable data privacy and information security laws, and to assess the impact of other such laws that may apply to us in the future. The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in regulatory guidelines and interpretation.

Europe

In April 2016, the European Union adopted the new GDPR, which includes more stringent data protection obligations for businesses, such as conducting a data protection impact assessment for certain processing operations imposing more obligations to respond to data breaches, increasing the scope of data subject rights and requests, and expanding the legislative requirements for data processors, as well as introducing a stricter regime of enforcement. Additionally, the GDPR has an extra-territorial effect and regulates the covered data processing activities of businesses regardless of their location or the locations of their servers. The regulation became applicable on May 25, 2018. In addition, since the beginning of 2021 (when the transitional period following Brexit expired), we have been subject to the UK GDPR. The Company has a dedicated team that is taking the necessary measures in order to maintain compliance with the GDPR, UK GDPR and other applicable data protection regulations. The current legal climate indicates that other jurisdictions will implement similar laws, and being subject to these and other laws and regulations, and the more stringent requirements on data privacy, data handling and data security, will require us to adapt our business and we are likely to incur additional costs. We are subject to a number of key legal obligations under the GDPR and UK GDPR, especially when we act as a “data controller,” as we do in relation to our users, in particular, as well as our employees. For example, among other things, we are required to inform individuals when we collect and otherwise process their personal information, and for what specific purpose, provide a means for these individuals to request access to, rectification of and erasure of their personal information, only retain personal information for as long as needed for a particular purpose, erase or review the personal information at the end of that period and not transfer personal information outside the EEA and UK, to jurisdictions which do not ensure an adequate level of protection of personal information, without taking certain legitimizing steps.

In particular, with regard to transfers to the U.S. of “personal data” (as such term is used in the GDPR and applicable EU member state legislation, and as similarly defined under the proposed ePrivacy Regulation) from our employees and European customers and users, we historically relied upon the EU-U.S. Privacy Shield, as well as EU Standard Contractual Clauses in certain circumstances. The EU-U.S. Privacy Shield was invalidated by the Court of Justice of the European Union in July 2020 in the “Schrems II” decision, and the Standard Contractual Clauses have been subject to legal challenge and may be modified or invalidated. We are in the process of assessing the “Schrems II” decision and its impact on our data transfer mechanisms, but we may be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from the EEA and UK, to the U.S. and elsewhere globally.

The European e-Privacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating data privacy in the electronic communications sector. Pursuant to the requirements of some of those national laws introduced under the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored on an individual’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, individuals must receive clear and comprehensive information in accordance with the applicable national law to the access and storage of information. We rely on certain exemptions to these requirements available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the individual. These rules are also set to change in the future, as a new draft version of the e-Privacy Regulation has been released by the Council of the European Union, aiming to apply across all EU member states and to cover all forms of digital tracking (cookies, iBeacons, etc.) as well as machine-to-machine communications (Internet of Things). We have appointed a team to develop a system for the better management of cookies and similar technologies in anticipation of the e-Privacy Regulation currently under consideration by the European regulatory authorities. Our registered users may also collect personal information themselves through the websites that we host for them; however, because we only provide services that enable registered users to carry out their own purposes, which may or may not include processing personal information, we act solely as a data processor with respect to such personal information. The GDPR imposes certain obligations on “data processors,” including the obligations to implement adequate technical and organizational security measures and maintain records regarding all categories of processing activities under our responsibility.

Additionally, the Council for the European Union approved the Directive on Copyright in the Digital Single Market on April 15, 2019, which imposes liability for copyright infringement on online platforms. Member states have two years to pass appropriate legislation to meet the Directive's requirements.

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 19,509 square meters (approximately 209,933 square feet) of leased office space. We also lease additional office space in Beer-Sheva, Israel totaling approximately 1,766 square meters (approximately 19,009 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, information technology, customer support and administrative activities. The leases for our Tel Aviv offices expire on various dates between March 31, 2021 and December 31, 2026. In addition, as announced in April 2019, we have committed to lease approximately 55,000 square meters (approximately 538,195 square feet) for our new corporate headquarters in Tel Aviv for an initial period of 10 years commencing on the transfer of possession, and we have the option to extend the lease period for additional periods of up to 15 years, subject to the conditions of the lease agreement. These new offices are currently under construction, and we plan to begin occupying them in the second half of 2022 and to fully occupy them in the second half of 2023.

In the United States, we maintain offices in New York City, San Francisco and Miami as well as in Los Angeles. In New York, we lease approximately 26,650 square feet under a lease that will expire in August 2029, and we have an option to terminate it early in March 2024. In San Francisco, we lease 34,459 square feet until February 28, 2031. In Miami, we lease approximately 42,087 square feet until July 31, 2025, and we have an option to terminate it early in July 2022. In Los Angeles, we currently lease approximately 15,500 square feet under a lease that expires on November 30, 2026, with an option to extend the lease. In Lithuania, we maintain offices in Vilnius, in Germany, we maintain an office in Berlin, in Ireland, we maintain an office in Dublin, in Brazil, we maintain an office in Santana de Parnaiba near the city of Sao Paulo, in Ukraine, we maintain offices in Kiev and in Dnipro, and in Japan, we maintain an office in Tokyo

Legal Proceedings

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.Organizational Structure

The legal name of our company is Wix.com Ltd. and we are organized under the laws of the State of Israel. We have sixteen wholly owned subsidiaries: Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix Online Platform Limited (Ireland), Wix.com Services Mexico S de RL de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Colombia S.A.S. (Colombia), Wix.com (Singapore), Wix.com Japan K.K. (Japan), WixWhat Ltd. (Israel), Wix Procurement Ltd. (Israel), Wix.com Ukraine Limited Liability Company (Ukraine), Wix.com (UK) Limited (United Kingdom) and Loyalblocks Ltd. (Israel).

Our subsidiary Wix.com Inc. wholly owns InkFrog, Inc. (Arizona), SpeedeTab, Inc. (Delaware) and DeviantArt, Inc. (Delaware), which wholly owns Wix Payments Canada Inc. (Canada), DeviantArt Music, Inc. (Delaware) and Dadotart Inc. (Delaware).

Our subsidiary Loyalblocks Ltd. (Israel) wholly owns Loyalblocks Ltd. (Delaware).

D.Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B. Business Overview—Facilities.”

Item 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a leading, global web development platform for millions of creators, delivering our solutions through a Software-as-a-Service (SaaS) model. Our platform empowers users worldwide to create, manage, and grow a fully integrated and dynamic digital presence. We are pioneering a new approach to web development and management by providing a complete and powerful, cloud-based platform of products and services on which any business, organization or brand can be built and managed online.

In 2020, we continued to benefit from the expansion of our product and service offerings as well as the expansion of our addressable market. Our total revenue in 2020 was $988.8 million, an increase of 30% over 2019. Our Creative Subscriptions revenue was $783.5 million, which represented an increase of 22% from 2019. Our Business Solutions Revenues were $205.3 million in 2020, which represented an increase of 76% from 2019. See “How We Generate Revenues” below. Our Creative Subscriptions Revenue represented 79.2% of our total revenue in 2020, and our Business Solutions Revenue represented 20.8% of our total revenue in 2020. Our future growth will depend, in part, on our ability to generate new premium subscriptions and retain existing premium subscriptions, increase the adoption of our business solutions and increase the revenue we generate from existing and new premium subscriptions. It will also depend, in part, on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

In 2021, we expect to continue driving long-term growth by continued investment in our research and development efforts to expand our offering and enhance the user experience. In addition, we expect to continue to expand our marketing activities both in the United States and internationally. We also expect to continue to make significant investments to expand our Customer Care operations and to upgrade our technology and network infrastructure to enable the release of offerings and applications and to scale for future growth. To support these efforts, we expect to increase our workforce which will result in an increase of headcount related expenses, including share-based compensation. The COVID-19 pandemic has significantly impacted businesses around the world. While we cannot estimate the duration or scope of the COVID-19 pandemic, our business has not been negatively impacted so far, and we are uncertain as to future consequences of the effects of COVID-19. To ensure the health and safety of our team, we have transitioned many of our employees to remote working arrangements. The transition has had little impact on our employee productivity and has not caused any significant interruption to our business. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

How We Generate Revenues

Our total revenues are comprised of revenues we generate from Creative Subscriptions and revenues we generate from Business Solutions.

Creative Subscriptions Revenues

We generate Creative Subscriptions revenues from the sale of monthly, yearly and multi-year premium subscriptions for our website solutions, including vertical solutions when purchased in a bundled subscription, as well as from the sale of domain name registrations.

Our website solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free, for an unlimited amount of time. Our variety of premium subscriptions is currently offered in two tiers of premium subscription plans: (i) Website and (ii) Business & ecommerce. The plans within each tier are offered at various price points depending on functionality and capabilities. All premium subscription plans offer our registered users the ability to brand their website with their own domain name. Premium subscriptions can be purchased at any time and include additional solutions such as Wix ad removal, access to Google Analytics and payments solutions for Business and online commerce sites.

Users can also purchase a domain name registration from us, as an ICANN accredited domain registrar, through a third party to which we connect our users, or independently, and for those users who purchase a domain from us or a third party through us, we typically offer yearly and multi-year packages, with the first year given for free.

Yearly and multi-year subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues. We provide incentives to drive yearly and multi-year subscriptions, including a lower average monthly price relative to a monthly subscription. As of December 31, 2020, 85% of our overall active premium subscriptions were yearly or multi-year subscriptions and 15% were monthly subscriptions.

To increase Creative Subscriptions Revenues, we focus on growing our registered user base by providing our registered users with a high-quality user experience and more products and solutions so that they become more engaged in our platform, can create and complete the project they desire and are therefore more inclined to purchase a subscription. We provide different pricing plans based on the needs of our users who are looking to purchase a subscription. In addition, we also focus on attracting new partners and maintaining our current partners, who use our platform to service their customers, by providing them with products and solutions suitable for their needs, including high quality products and personal account management services. More recently, we have also begun engaging with partners, such as telecommunications and other service providers, to sell our premium subscriptions and other products and services we offer to their customers.

We further focus on increasing the amount of collections and revenue per subscription by adding features and functionality to our offering, for which we can charge higher prices when we choose to do so, and by optimizing packaging and pricing by geographic region.

Business Solutions Revenue

We generate Business Solutions Revenues from the sale of various products and services that we offer to help users manage and grow their business online, in addition to the Creative Subscriptions. These products and services include, among others, applications that are developed by us and by third parties, and sold both through our App Market or elsewhere on our platform. Applications include Google’s G-Suite, which is our most frequently sold application, as well as Ascend by Wix. Other components of Business Solutions Revenues include the sale of payments services through Payments by Wix, Paid Ad Campaigns, shipping labels, Wix Answers, Wix Logo Maker and DeviantArt.

We increase Business Solutions Revenues by offering additional business solutions to our users to manage and grow their business online and be more successful. We believe the more products and services we can provide our users, the more successful they can be online, driving higher retention and loyalty.

The combination of growing our registered user base, growing and retaining our premium subscription user base and increasing the collections and revenue we generate per premium subscription are all key factors to our success.

User Acquisition Investment

Our user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of users that we acquire from different sources and the amount of collections and revenue we generate through the sale of premium subscriptions and business solutions. We extrapolate from this historical user behavior data to predict future user behavior and make investment decisions regarding our marketing expenditures. In order to grow our registered user base and, in turn, our premium subscriptions and increase our revenue and collections per premium subscription, we consider the time period over which we seek to return an amount of collections equal to the marketing expenditures used to attract a specific group of registered users, which we refer to as a cohort, during a particular period. In order to achieve the targeted time for return on those marketing investments, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources. For example, we could pay a substantially identical amount to acquire fewer registered users that generate premium subscriptions at a higher rate, or that generate premium subscriptions at a lower rate but with a higher revenue or collections per subscription, versus acquiring more registered users that generate premium subscriptions at a lower rate or with lower revenue or collections per subscription.

In 2020, as the COVID-19 pandemic began, we materially increased our user acquisition investments, as we observed a rapid increase in the number of businesses that were in need of improving or establishing for the first time their online presence. As the pandemic subsides, we expect our user acquisition investment levels will decline but remain at higher levels than prior to the pandemic.

To track our growth, progress and execution of marketing efforts, including achievement of our targeted time for return on marketing investment, we regularly review the relationship between origination of our registered users, origination of our premium subscriptions and the amount of revenue and collections we generate from these premium subscriptions.

A.Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

For a discussion of our results of operations for the year ended December 31, 2018, including a year-to-year comparison between 2019 and 2018, and a discussion of our liquidity and capital resources for the year ended December 31, 2018, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 2, 2020.

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

We also derive our Creative Subscriptions revenues from selling domain name registrations. Revenues from domain name registrations accounted for approximately 7% of revenues in each of 2020 and 2019. We recognize revenues from domain registration sales at a point of time upon collection. We do not offer trial periods for domain name registrations, unless required by applicable laws.

Business Solutions Revenue

We generate Business Solutions Revenue from the sale of various products and services that we offer to help users manage and grow their business online. These products and services include, among others, applications, both sold through our App Market or elsewhere on our platform, Ascend by Wix, Payments by Wix, Wix Answers, Wix Logo Maker, Paid Ad campaigns, Shipping labels, and DeviantArt.

The significant majority of Business Solutions Revenue in 2020 was generated through the sale of applications. G-Suite, which we re-sell on behalf of Google and which allows our users to create a personalized Gmail email address using their domain name, comprised the majority of application sales in 2020. G-Suite subscriptions are sold on a monthly or yearly basis, and we recognize revenue as principle in the amount paid at a point in time.

Applications revenue is also generated by applications sold through our App Market by third-party developers for which we receive a portion of the sales price paid by our registered users. For applications developed by third-party application developers, other than Google, we account for revenues on a net basis by recognizing only the commission we retain from each sale. We do not reflect in our financial statements the portion of the gross amount billed to registered users with applications that we remit to third-party application developers.

We also generate applications revenue from the sale of self-developed applications, such as Ascend by Wix, and this revenue is recognized ratably over the service term since that is when the Company satisfies the performance obligation.

Our Business Solutions Revenue in 2020 includes revenue that was generated by Payments by Wix. Revenue from processing payments is recognized at the time of the transaction and fees are determined based in part on a percentage of the gross dollar amount of the transaction processed plus a per transaction fee, where applicable. In cases in which Wix Payments is used as the payment method, we generate revenue through transaction fees that we charge based in part on a percentage of Gross Payment Volume ("GPV"). In cases where a third party provider is used as a payment method, we may generate a small amount of revenue from revenue share arrangements we have in place with such providers based on the GPV. We recognize transaction fees and revenue share as revenue upon collection, the majority of which we recognize on a gross basis, as a result of expanding and strengthening the relationship with our payment processing partners.

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

Wix Logo Maker generates a customizable, high-resolution logo in minutes using artificial intelligence, providing users with a critical piece for building an online brand. Users are able to create their logo for free and then choose a package that is priced based on various capabilities including download formats and resolution. Revenue is recognized at a point in time upon collection. We also offer a package that bundles purchasing a website premium subscription package with logo generation, in which case we recognize the portion of the bundle attributable to the premium subscription ratably over the term of the service period and the portion attributable to the logo at a point in time upon collection.

DeviantArt is an online social community for artists and art enthusiasts, allowing people to connect through the creation and sharing of art. We generate a small amount of revenue from the sale of advertisements on DeviantArt’s website, and we recognize this revenue upon payment.

Paid Ad Campaigns is a marketing tool that allows businesses to run dynamic online ad campaigns to reach customers they want to target on online ad platforms such as Facebook. Revenue is recognized at a point in time, when an ad space is sold.

Shipping Labels can be purchased and printed from the Wix dashboard by users of Wix Stores to send products to their customers quickly and easily. Revenue is recognized in gross at a point in time, when the shipping label is purchased by the user.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2019	2020
North America	54%	58%
Europe	26	25
Latin America	7	5
Asia and Others	13	12
Total	100%	100%

The percentage of revenues that is derived from each geographic region is partly based on the amount of marketing investment we choose to make in specific countries. Revenues generated by geographic region are also influenced by fluctuations in foreign currency exchange rates. Adoption of our solutions and services in geographic regions outside of North America is driven by our ability to offer our platform in local languages and offer local billing solutions. When introducing our products to new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities. We currently offer our platform in twenty languages —English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Ukrainian, and Thai, and we plan to add more languages in the future.

We have historically launched our platform in new markets without the need for local support staff, however, in an effort to localize our platform, we may identify a need for local support.

Costs and Expenses

Cost of Creative Subscriptions Revenues

Cost of Creative Subscriptions revenues consists primarily of the allocation of costs associated with the provision of website creation and services, namely, bandwidth and hosting costs for our platform, and related customer care and call center costs along with domain name registration costs. Cost of Creative Subscriptions revenues also consists of personnel and the related overhead costs, including share-based compensation. Our cost of revenue increased during 2020 due to an increase in the number of registered users and premium subscriptions, which requires additional hosting and bandwidth, increased sales of domain registrations and the increased headcount of our Customer Care organization. We expect our cost of Creative Subscriptions revenues to increase with the increase in the number of registered users and premium subscriptions as well as increased sales of domain registrations.

Cost of Business Solutions Revenues

Cost of Business Solutions Revenue consists primarily of the allocation of bandwidth, hosting and support costs associated with the provision of the components that comprise the Business Solutions Revenue stream. Cost of Business Solutions Revenue also consists of revenue share payments according to our agreements with third-party providers, including Google for the G-Suite application. It also includes costs that we incur when transactions are processed through Payments by Wix, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. We expect our cost of Business Solutions Revenue to increase as more users purchase these products and services and as a larger volume of payments are transacted through Payments by Wix.

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

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of appreciation of valuation related to holdings in a privately held company. Financial income (expenses) also includes costs related to derivative instruments we enter into for foreign exchange transactions to hedge a portion of our payments in NIS and revenue transactions denominated in euros and British pounds, as well as income and expenses related to the change in the fair value of such derivative instruments. In addition, financial income (expenses), net includes the fluctuation in value due to foreign exchange differences between our monetary assets and liabilities denominated in NIS.

Taxes on Income

Taxes on income consist mainly of deferred tax liability relating to appreciation of valuation related to holdings in a privately held company. Taxes on income also includes taxes we pay or accrue due to our international activity. At the end of 2020, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $208 million. After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. Accordingly, if we generate taxable income in Israel during the benefit period, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which has been 23% since 2018. Pursuant to the current Beneficiary Enterprise program, the Company is entitled to a tax benefit. For more information regarding the tax benefits available to us as a Beneficiary Enterprise, see “Item 10.E. Taxation.” Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2019		2020
	Amount	% of Revenues	Amount	% of Revenues
	(in USD thousands)
Revenues
Creative Subscriptions	644,491	84.7	783,456	79.2
Business Solutions	116,597	15.3	205,304	20.8
Total	761,088	100.0	988,760	100.0

Cost of revenues
Creative Subscriptions	120,905	15.9	167,539	16.9
Business Solutions	76,002	10.0	148,160	15.0
Total	196,907	25.9	315,699	31.9

Gross profit	564,181	74.1	673,061	68.1
Operating expenses:
Research and development	250,791	33.0	320,278	32.4
Selling and marketing	307,718	40.4	438,210	44.3
General and administrative	85,922	11.3	111,915	11.3
Total operating expenses	644,431	84.7	870,403	88.0
Operating loss	(80,250)	(10.6)	(197,342)	(19.9)
Financial income (expenses), net	(3,621)	(0.5)	47,059	4.8
Other income (expenses)	55	0.0	118	0.0
Loss before taxes on income	(83,816)	(11.1)	(150,165)	(15.1)
Taxes on income	2,598	0.3	14,989	1.5
Net loss	(86,414)	(11.4)	(165,154)	(16.6)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

This section discusses the year ended December 31, 2020 compared to the year ended December 31, 2019. For a discussion of the year ended December 31, 2019, compared to the year ended December 31, 2018, please refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 2, 2020.

Revenues and Collections

Revenues increased by $227.7 million, or 29.9%, from $761.1 million in 2019 to $988.8 million in 2020. The substantial majority of this increase was driven by the growth in Creative Subscriptions ARR, which was driven by the growth in the number of premium subscriptions from 4,499,052 as of December 31, 2019 to 5,493,772 as of December 31, 2020 as well as the amount of revenue we generated per premium subscription. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses. Our Creative Subscriptions revenue was $783.5 million in 2020, which represented an increase of 21.6% from 2019. Our Business Solutions Revenue was $205.3 million in 2020, which represented an increase of 76.1% from 2019.

Collections increased by $269.5 million, from $832.5 million in 2019 to $1,102 million in 2020. The substantial majority of this increase was driven by the growth in the number of premium subscriptions as well as the amount of collections we generated per premium subscription. Our Creative Subscriptions collections was $891.2 million in 2020, which represented a 25.2% increase from 2019. Our Business Solutions Collections was $210.8 million in 2020, which represented 74.6% growth over 2019.

Costs and Expenses

Cost of Creative Subscriptions Revenues

Cost of Creative Subscriptions revenues increased by $46.6 million, or 38.6%, from $120.9 million in 2019 to $167.5 million in 2020. This increase was primarily attributable to an increase of $20.2 million in payroll expenses, consisting of $18.1 million due to the expansion of our Customer Care organization from a headcount of 600 to 1,368 and $2.1 million in increased share-based compensation expense. This increase was also attributable to an increase of $14.8 million in bandwidth and hosting costs, an increase of $7.4 million in domain name costs, and an increase of $4.2 million related to allocated overhead expenses and other costs due to expanded activities.

Cost of Business Solutions Revenues

Cost of Business Solutions Revenues increased by $72.2 million, or 94.9%, from $76.0 million in 2019 to $148.2 million in 2020. This increase was primarily attributable to an increase of $54.4 million in direct product related costs, an increase of $9.7 million in payroll expenses, consisting of $8.5 million due to the expansion of our Customer Care organization $1.2 million in increased share-based compensation expense, an increase of $6.3 million in bandwidth and hosting costs, and an increase of $2.7 million related to allocated overhead expenses and other costs due to expanded activities. The increase was partially offset by a $0.9 million decrease in expenses related to the amortization of intangible assets.

Research and Development

Research and development expenses increased by $69.5 million, or 27.7%, from $250.8 million in 2019 to $320.3 million in 2020. This increase was primarily attributable to an increase of $62.1 million in payroll, subcontractors and consultant fees, consisting of $41.4 million due to increased headcount from 1,552 to 1,923 to support our development plans and $20.7 million in increased share-based compensation expense. Research and development expenses were also affected by an increase of $3.5 million related to amortization and acquisition related expenses and an increase of $3.9 million related to allocated overhead expenses and other development costs due to expanded activities.

Selling and Marketing

Selling and marketing expenses increased by $130.5 million, or 42.4%, from $307.7 million in 2019 to $438.2 million in 2020. This increase was primarily attributable to an increase of $95.5 million in user acquisition costs and other marketing activities from $187.3 million in 2019 to $282.8 million in 2020 due to the expansion of advertising activities for our products and services, primarily through increased online advertising and branding activities. The increase was also partially attributable to an increase of $27.5 million in payroll expenses, consisting of an increase of $23.1 million due to increased headcount from 608 to 907 and an increase of $4.4 million in share-based compensation expense. Selling and marketing expenses also increased due to an increase of $6.2 million in processing costs of our collections and an increase of $2.7 million related to allocated overhead expenses, partially offset by a decrease of $1.4 million related to a decrease in amortization and acquisition related expenses.

General and Administrative

General and administrative expenses increased by $260 million, or 30.3%, from $85.9 million in 2019 to $111.9 million in 2020. This increase was primarily attributable to an increase of $21.2 million in payroll expenses, consisting of $11.6 million due to increased headcount from 311 to 430 and $9.6 million in increased share-based compensation expense. The increase was also due to an increase of $5.8 million related to allocated overhead expenses, partially offset by a decrease of $1.0 million of indirect tax and other G&A expenses.

Financial Income (Expenses), Net

Financial income, net in 2020 increased by $50.7 million from financial expenses, net of $3.6 million in 2019 to financial income, net of $47.1 million in 2020. Financial income in 2020 primarily related to a $66.7 million appreciation of valuation related to holdings in a privately held company which the Company has held since 2012, partially offset by financing expenses of $30.0 million of convertible loan amortization, $5.5 million related to hedging activity and $2.9 million due to exchange rate differences and bank charges. In addition, we recorded financial income of $16.3 million from deposit interest and $2.3 million due to the waiver by a lender of a subsidiary loan and appreciation of valuation of other investments.

Taxes on Income

Taxes on income increased by $12.4 million from $2.6 million expenses in 2019 to an expense of $15.0 million in 2020. The increase in taxes on income in 2020 compared to 2019 is primarily attributable to the $66.7 million appreciation of a valuation related to holdings in a privately held company, which the Company has held since 2012, that resulted in additional income taxes of $15.30 million, partially offset by a decrease in taxes payable in Brazil in the amount of $2.0 million due to the change of the tax structure this year, and to a decrease in taxes payable in the U.S. and to deferred tax assets in the amount of $2.0 million. In addition, we recorded an increase of $0.9 million related to income tax expenses in other regions.

Key Financial and Operating Metrics

We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions.

Collections

Collections is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections include cash receipts for premium subscriptions purchased by registered users as well as cash we collect for Payments by Wix and additional products and services, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for Payments by Wix and the majority of the additional products and services are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. We believe that collections is a leading indicator of our revenue growth and the growth of our overall business. Collections is a non-GAAP financial measure.

The following tables reconcile revenues, the most directly comparable U.S. GAAP measure, to collections for the periods presented:

	Year Ended December 31,
	2019	2020
	(in USD thousands)
Reconciliation of Creative Subscriptions Revenues to Collections:
Creative Subscriptions Revenues	644,491	783,456
Change in long-term and short-term deferred revenues	67,272	107,784
Creative Subscriptions Collections	711,763	891,240

	Year Ended December 31,
	2019	2020
	(in USD thousands)
Reconciliation of Business Solutions Revenues to Collections:
Business Solutions Revenues	116,597	205,304
Change in long-term and short-term deferred revenues	4,125	5,487
Business Solutions Collections	120,722	210,791

	Year Ended December 31,
	2019	2020
	(in USD thousands)
Reconciliation of Revenues to Collections:
Revenues	761,088	988,760
Change in long-term and short-term deferred revenues	71,397	113,271
Collections	832,485	1,102,031

Annualized Recurring Revenue

Creative Subscriptions Annualized Recurring Revenue (ARR) is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations (ii) the average revenue per month from domain registrations; and (iii) monthly revenue from other partnership agreements. We believe that ARR is a leading indicator of our anticipated Creative Subscription revenues as it captures both the growth we generate from the number of premium subscriptions as well as the amount of revenue we generate per premium subscription. Our ARR for Creative Subscriptions increased to $878.0 million in 2020 compared to $707.2 million in 2019, an increase of 24%, driven by an increase in premium subscriptions and an increase in the revenue per premium subscription.

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

The following tables reconcile net cash provided by operating activities, the most directly comparable U.S. GAAP measure, to free cash flow for the periods presented:

	Year Ended December 31,
	2019	2020
	(in USD thousands)
Reconciliation of net cash provided by operating activities to free cash flow:
Net cash provided by operating activities	149,564	148,049
Capital expenditures	(22,066)	(18,853)
Free cash flow	127,498	129,196

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

Number of registered users at period end

We define this metric as the total number of users, who are registered with Wix.com with a unique e-mail address and begin the process of building a website on Wix.com at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website. We view the number of registered users at the end of a given period as the strength of our pipeline that can generate premium subscriptions over time and enable us to increase our revenues. Total registered users were 196.7 million at the end of 2020 compared to 165.3 million at the end of 2019, an increase of 19%. These numbers exclude users who use and/or purchase stand-alone products such as Wix Logo Maker, Wix Answers, users of DeviantArt or Flok, until they begin the process of building a website.

Number of premium subscriptions at period end

We define this metric as the total monthly, yearly and multi-year premium subscriptions as of the end of the period. A premium subscription can be purchased by a user or by one of our partners for their own use or on behalf of a user. A single registered user can purchase multiple premium subscriptions. Because we derive the majority of our revenues and collections from premium subscriptions, we believe that this is a key metric in understanding our growth. The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions. Premium subscriptions terminate due to an active decision by a user not to renew their subscription or due to the failure of a user to update his or her credit card information upon expiration or termination. Our renewal rates demonstrate our strong value proposition to our premium subscriptions. We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users. We believe that the performance of our Creative Subscriptions revenue segment, which is mostly comprised of revenues generated from the sale of premium subscriptions, is best reflected using the ARR metric that combines both the effect of our premium subscription growth and the growth of our revenues per subscription. Total premium subscriptions were 5,494,000 as of December 31, 2020 compared to 4,499,000 as of December 31, 2019, an increase of 22%.

Application of Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this annual report. We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third parties. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See “Item 3.D. Risk Factors” for a discussion of the possible risks which may affect these estimates.

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

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This standard introduced a number of changes, primarily the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The new standard retained the distinction between finance leases and operating leases and the classification criteria between the two types remains substantially similar. Also, lessor accounting remained largely unchanged from previous guidance.

The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application. We adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. We adopted the "package of practical expedients,” which permits us not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2018 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets and are not comparative.

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

We are a lessee

We enter into operating leases primarily for offices and vehicles. The leases have remaining lease terms of up to 11 years.

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

Revenues related to Google's G-Suite application are recognized at a point in time upon the purchase, since that is when the Company satisfies the performance obligation. G-Suite subscriptions are sold on a monthly or yearly basis, and we recognize revenue as principle in the amount paid at a point in time.

Revenues related to the purchase and registration of domain names are recognized at the full amount paid by the customer at a point in time upon the purchase and registration of the domain name, since that is when control is transferred to the customer.

Revenues from processing payments are recognized at the time of the transaction and fees are determined based in part on a percentage of the gross dollar amount of the transaction processed plus a per transaction fee, where applicable. In cases in which Wix Payments is used as the payment method, we generate revenue through transaction fees that we charge based in part on a percentage of GPV. In cases where a third-party provider is used as a payment method, we may generate a small amount of revenue from revenue share arrangements we have in place with such providers based on the GPV. We recognize transaction fees and revenue share as revenue upon collection, the majority of which we recognize on a gross basis, as a result of expanding and strengthening the relationship with our payment processing partners.

Revenues related to third-party software applications are recognized on a net basis at a point in time upon purchase of the application, since that is when we complete our obligation to facilitate the transfer between the customer and the third-party developer.

Revenues related to the sale, by our subsidiary, DeviantArt, of online advertising and other related advertising services to brands and advertising agencies are recognized at a point in time when an ad space is sold.

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

The total non-cash share-based compensation expense we recognized in our consolidated statement of operations was $147.3 million, $109.3 million and $72.3 million in the years ended December 31, 2020, 2019 and 2018, respectively.

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

Goodwill and other Intangible Assets

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired. Under ASC topic 350, "Intangible - Goodwill and other," goodwill is not amortized, but rather is subject to impairment test. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company operates in one reporting segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present. As of December 31, 2020, 2019 and 2018, no impairment losses have been recognized.

Convertible Senior Notes

The Company accounts for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options." The Company separately accounts for the liability and equity components of convertible debt instruments The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt using an effective interest rate method. In accounting for the issuance costs related to the Notes, the allocation of issuance costs incurred between the liability and equity components were based on their relative values.

Legal Contingencies

The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2020, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

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

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. As of December 31, 2020, we had a net operating loss carryforward of approximately $248 million and had recorded a valuation allowance against most of our net deferred tax assets. Based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future.

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

B. Liquidity and Capital Resources

We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations. In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million, and in June and July of 2018, we sold $442.75 million aggregate principal amount of our Convertible Notes due 2023, and in August of 2020 we sold $575.0 million aggregate principal amount of our Convertible Notes due 2025.

As of December 31, 2020, we had $168.9 million of cash and cash equivalents and $577.1 million in short-term deposits with a maturity date of less than one year. In addition, we had $0.9 million as restricted deposits that consisted of restricted bank deposits for our leases, credit card agreements and also deposits to secure our online merchant activity with one of our billing processors, and we had $826.8 million in short- and long-term investments in marketable securities.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability. Deferred revenues consist of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales. We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues together with our other sources of liquidity. As of December 31, 2020, we had a working capital of $484.2 million, which included $373.5 million of short-term deferred revenues recorded as a current liability, and we also had $50.9 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for one to 36 months for premium subscriptions and one to 12 months for Wix applications sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months. In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

Our capital expenditures for fiscal years 2020, 2019 and 2018 amounted to $18.9 million, $22.1 million and $14.1 million, respectively. We expect to spend approximately $55 to $57 million in 2021 for capital expenditures, primarily related to leasehold improvements as we expand our office space. The capital expenditures include $30 to $31 million for the construction of our new headquarters office space. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash, cash from operations and net proceeds from the IPO or the Convertible Notes are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2019	2020
	(in USD thousands)
Net cash provided by operating activities	149,564	148,049
Net cash used in investing activities	(244,013)	(800,230)
Net cash provided by financing activities	31,495	552,936

Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $1.5 million in 2020 compared to 2019. Our primary source of cash from operating activities has been cash collections from our premium subscriptions. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services. We expect cash inflows from operating activities to be affected by increases in sales and the timing of collections. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2020, operating activities provided $148.0 million in cash, primarily resulting from increases of $113.3 million in short-and long-term deferred revenue balances due to an increase in collections from our premium subscriptions and $194.4 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization. These were offset primarily by our net loss of $165.2 million, and an increase of $5.5 million in accrued expenses, prepaid expenses and other current liabilities, including the adjustment to our new implementation of ASC 842.

For the year ended December 31, 2019, operating activities provided $149.6 million in cash, primarily resulting from increases of $71.4 million in short- and long-term deferred revenue balances due to an increase in collections from our premium subscriptions and $147.0 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization. These were offset primarily by our net loss of $86.4 million, and an increase of $17.6 million in accrued expenses, prepaid expenses and other current liabilities including the adjustment to our new implementation of ASC 842.

Cash Used in Investing Activities

Cash used in investing activities was $800.2 million, $244.0 million and $287.6 million in 2020, 2019 and 2018, respectively. Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for investment in privately held companies. In addition, the company invested during 2020 in marketable securities according to the investment policy, which was approved by the Audit committee.

Cash Provided by Financing Activities

Cash provided by financing activities was $552.9 million, $31.5 million and $417.7 million in 2020, 2019 and 2018, respectively. Financing activities in 2020 consisted primarily of net proceeds of $513.3 million from the issuance of convertible senior notes and the exercise of share options.

C.Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania, the United States, and Germany and contractors engaged in research and development activities for us in Ukraine. Our research and development department is comprised of 1,923 employees and contractors. In 2020, research and development costs accounted for approximately 32% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies. We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide to protect our inventions as well as PCT applications that may result in additional national applications. As of December 31, 2020 we have (together with our subsidiaries) a total of 124 issued patents (45 in the United States and 79 in other jurisdictions) and 181 pending patent applications (37 in the United States and 144 filed under PCT or in additional regions). We also have one U.S. design patent application. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see “Item 4.A. Business Overview—Research and development.”

The Israel Innovation Authority

The government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, or IIA, pursuant to and subject to the provisions of the Encouragement of Industrial Research and Development Law, 1984 and the regulations promulgated thereunder (“R&D Law”). One of the IIA’s incentive programs is the Generic R&D Incentive Program for Large Companies, which allows large companies, such as us, to focus on long-term creation of new knowledge and technological infrastructure, used for the development or production of future innovative products. The incentive program is granted to large Israeli companies that employ at least 200 employees in R&D or with a R&D budget in Israel of at least $20 million. In addition, the company’s average yearly sales (including subsidiaries) must exceed $70 million for 3 years; or its parent company’s total revenue (with a direct or indirect holding of at least 80%) must exceed $2.5 billion. The grants under this incentive program are generally 20%-50% of the approved R&D expenditures for long-term R&D plans or for an R&D project executed in cooperation with another Israeli company. Companies operating in certain development areas will be eligible for additional support of 10%. A company receiving the support will not be required to pay royalties to the IIA.

We received grants from the IIA under the Generic R&D Incentive Program for Large Companies for the year 2019, in the total amount of $136,000.

The Investment and Development Authority for Economic and Industrial Development

The Investment and Development Authority for Economic and Industrial Development, or the Investment Authority, works to help and encourage employers to absorb new employees through different employment incentive programs. One of these programs is intended to incentivize employers in national priority areas to create high wage manufacturing and computing jobs. The grants are subject to meeting certain conditions, among others, that: (1) the company must be engaged in a certain economic sectors; (2) the company's overall sales turnover in the year preceding the application date must exceed NIS 25 million, which is approximately $7.5 million; (3) the company must hire at least 15 new employees; (4) the average monthly wage must be between one to two and a half times the median market wage to be paid during the periods as provided in each high wage employment program; and (5) 60% of the new employees engaged under the program must reside in Jerusalem and/or in national priority areas. We are not required to pay royalties to the Investment Authority.

We applied for grants from the Investment Authority in three high wage employment programs and may apply for additional grants in the future.

As of December 31, 2020, we received grants from the Investment Authority for one program in the total amount of $957,000.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Off-Balance Sheet Arrangements

In April 2019, we entered into a lease agreement for the lease of approximately 55,000 square meters in a new commercial development being built in Tel Aviv, Israel to serve as our new headquarters, as well as a campus for employees based in Tel Aviv. We expect to occupy the space in two phases -- phase one in the second half of 2022 and phase two in the second half of 2023.

The initial term of the lease agreement is 10 years commencing on the transfer of possession, and we have the option to extend the lease period for additional periods of up to 15 years, subject to the conditions of the lease agreement. We also have the option to lease up to an additional 9,500 square meters and the right to waive and return to the landlord up to 20% of the leased premises at different milestones during the lease period.

Through December 31, 2020, we have incurred $3.6 million in leasehold improvements associated with building the new office space, and we currently expect to incur an additional of approximately $100 million in leasehold improvements through 2023.

As of December 31, 2020, we have not paid any rent under the lease agreement. Payment of rent is not due until the completion of a grace period following the initial transfer of the built premises.

The lease agreement also provides the parties with various rights relating to the construction and planning, rent rates, management services, possession transfer delays, insurance and indemnity requirements and other commercial rights that are customary in long-term leases of this type.

In connection with the lease agreement, we provided the landlord with a bank guarantee to secure our obligations, and the landlord provided us with bank guarantees to secure the performance of its obligations under the lease agreement and to repair any defects in the premises following the completion of construction.

See the description of the lease agreement in Note 10 of the audited financial statements included in Item 18 of this Annual Report on Form 20-F.

F.Contractual Obligations

Our significant contractual obligations as of December 31, 2020 are summarized in the following table:

	Payments Due by Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in USD thousands)
Operating lease obligations(2)	96,523	21,791	32,463	18,032	24,237
Uncertain tax obligations (3)	1,811	1,811	-	-	-
0.00% Convertible Senior Notes due 2023(4)	442,750	-	442,750	-	-
0.00% Convertible Senior Notes due 2025(4)	575,000	-	-	575,000	-
Total	1,116,084	23,602	475,213	593,032	24,237
_______________________
(1)	Does not include short-term obligations that accrue monthly and are payable to third-party distributors and Internet search providers.

(2)

Consists of future lease payments for our rented office facilities located in Tel Aviv and Beer-Sheva, Israel; New York, New York; San Francisco, California; Los Angeles, California; Miami, Florida; Kiev and Dnipro, Ukraine; Vilnius, Lithuania; Berlin, Germany; Dublin, Ireland; Tokyo, Japan; and Santana de Parnaiba, Brazil. It also includes future lease payments for leased motor vehicles.

(3)

Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(k) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(4)	For additional information, see Note 9 to our consolidated financial statements included elsewhere in this annual report.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 25, 2021:

Name	Age	Position
Executive Officers
Avishai Abrahami	49	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Lior Shemesh	51	Chief Financial Officer
Nir Zohar	43	President and Chief Operating Officer
Omer Shai	43	Chief Marketing Officer
Yaniv Even-Haim	46	Chief Technology Officer
Eitan Israeli	53	Chief Legal Officer
Shelly Meyer	55	Chief People Officer
Directors
Mark Tluszcz(4)	54	Chairman of the Board
Deirdre Bigley(1) (2) (3) (4)	56	Director
Allon Bloch(1) (4)	51	Director
Yuval Cohen(2)(4)	58	Director
Diane Greene(4)	65	Director
Ron Gutler(1)(2)(3)(4)(5)	63	Director
Roy Saar(4)	50	Director
FerranSoriano(4)	53	Director
____________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Independent director under the rules of NASDAQ
(5)	Lead independent director

Executive Officers

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and served as the Chairman of our board of directors from November 2013 until February 2016, at which time he was appointed Honorary Chair. From May 2016 until November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

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

Yaniv Even-Haim has served as our Chief Technology Officer since 2020, and prior to that as Vice President of Research and Development since September 2010. From August 2009 to September 2010, Mr. Even-Haim was the Vice President of Product at Pudding Media Inc., a mobile advertising solutions company. From September 2001 to August 2009, he was the Head of Research and Development at Comverse, Inc., a provider of communications software. From August 1998 to September 2001, Mr. Even-Haim was the Director of Research and Development at EverAd, Inc., a music and advertising company. Mr. Even-Haim holds a B.Sc. in Computers and an M.B.A. from Technion—Israel’s Institute of Technology.

Eitan Israeli has served as our Chief Legal Officer since 2020, and prior to that, from 2014 as our VP & General Counsel. Since Wix's founding in 2006, Mr. Israeli served as its external legal counsel, where he was involved in the growth of Wix and managed the legal activities surrounding Wix's IPO, after which he joined as VP & General Counsel. Mr. Israeli has created the infrastructure for the legal department which handles all of Wix's legal activities including corporate affairs, privacy regulations, data security, IP, and compliance matters. Mr. Israeli is a seasoned attorney with over 25 years of experience representing a range of private and publicly traded technology companies active in international markets. Prior to joining Wix, Mr. Israeli was the founding partner of an Israeli law firm that specialized in corporate law, M&A, technology, and compliance, and was involved in international transactions of leading hi-tech Israeli companies including private placements and public offerings. Mr. Israeli holds a LLB in Law from the University of Sheffield, England.

Shelly Meyer is our Chief People Officer and has been in the role since 2020. Mrs. Meyer has been with our company since 2010 and previously served as our VP Human Resources. Mrs. Meyer brings over 20 years of HR experience and has been instrumental in shaping the work force of several prominent U.S. and Israeli tech companies. Since joining in 2010, Mrs. Meyer has been the driving force behind Wix’s growing number of employees from 80 to over 4,700, while successfully maintaining a highly professional and close-knit team. Prior to joining Wix, Mrs. Meyer served as the Head of Human Resources and Managing Director for Applied Materials Israel. Prior to that, Mrs. Meyer served as Director of Human Resources at Marvell Semiconductor in California, where Mrs. Meyer built and managed the European and Israeli Human Resources organization. Prior to that, Mrs. Meyer served as VP Human Resources for BackWeb Technologies in San Jose, CA, a company that offered data, content and applications solutions, as well as the VP Human Resources for Rad-Bynet Group, a data communications solutions.

Directors

Mark Tluszcz has served as the Chair of our board of directors since February 2016 and as a member of our board of directors since June 2010. Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000. Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg. Mr. Tluszcz currently serves on the board of directors of JobToday S.A., K Health, Inc., TBOL Limited, Red Points Solutions, S.L. and Gong! Inc. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

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

Diane B. Greene has served as a member of our board of directors since February 2020. She currently serves as the Chair of the Massachusetts Institute of Technology, where she is a lifetime member of the Corporation. She has served on the board of Stripe since December 2018 where she is the Chair of the compensation committee. She has also served on the board of A.P. Møller – Mærsk A/S (Nasdaq Copenhagen: MAERSK) a Dutch holding company, since March 2020. She served as a member of Alphabet, Inc.’s board of directors from January 2012 to June 2019, and its audit committee from 2012 to 2016, and served as a Senior Vice President, Google, and Chief Executive Officer for Google Cloud, from December 2015 to January 2019. Ms. Greene was previously a director of Intuit Inc., a provider of business and financial management solutions, from August 2006 to January 2018, where she served on its audit committee and compensation committee and chaired its nominating and corporate governance committee. She co-founded VMware, Inc., a virtualization software company, in 1998, that became a public company in 2007. Ms. Greene served on VMWare’s board of directors from 1998 through 2008, as Chief Executive Officer and President of VMware from 1998 to 2008, and as an Executive Vice President of EMC Corporation, a provider of information infrastructure and virtual infrastructure technologies, solutions and services, from 2005 to 2008. Ms. Greene previously held technical leadership positions at Silicon Graphics Inc., a provider of technical computing, storage and data center solutions, Tandem Computers, Inc., a manufacturer of computer systems, and Sybase Inc., an enterprise software and services company, and was co-founder and Chief Executive Officer of VXtreme, Inc., a developer of streaming media solutions. Ms. Greene is also a member of the National Academy of Engineering. She holds an M.S. in computer science from the University of California, Berkeley, an M.S. in naval architecture from the Massachusetts Institute of Technology, and a B.A. in mechanical engineering and an honorary doctorate from the University of Vermont.

Ron Gutler has served as a member of our Board since July 2013, as our lead independent director since February 2016 and serves as Chairman of each of our committees. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of CyberArk Software Ltd. (Nasdaq: CYBR) and of Fiverr International Inc. (NYSE: FVRR). Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Roy Saar has served as a member of our Board since January 2007. Mr. Saar is a partner in Mangrove IV Investment Fund and Mangrove V Investment Fund and has served in various roles at Mangrove Capital Partners since 2011. In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel. Mr. Saar is currently a member of the board of directors of several private companies. Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

Ferran Soriano has served as a member of our Board since November 2020. Mr. Soriano currently serves as the CEO of City Football Group (CFG), a position he has held since September 2012. Under his leadership, CFG has become a global platform for entertainment and football, redefining club ownership. City Football Group is the world’s leading private owner and operator of football clubs, with total or partial ownership of ten clubs in major cities across the world. Previously, Mr. Soriano was Vice Chairman and CEO of FC Barcelona from 2003 to 2008 where he is credited with playing a major role in the transformation of the club to success on and off the pitch. Mr. Soriano also served as Chairman of Spanair from 2009 to 2012 and previously spent 10 years as a partner and co-founder of Cluster Consulting (a/k/a DiamondCluster, Nasdaq: DTPI), a strategy consulting firm. Earlier in his career, Mr. Soriano served in various management positions at consumer goods company Reckitt-Benckiser. Mr. Soriano holds a Bachelor's degree in management and a MBA from ESADE (Barcelona), Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium).

B.Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $35.6 million for the year ended December 31, 2020. This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The aggregate share-based compensation for the year ended December 31, 2020 recorded in our financial statements due to options and RSUs granted to our directors and executive officers as a group related to (i) options to purchase 2,717,658 shares with exercise prices ranging from $21.03 to $286.29 and (ii) 515,977 RSUs. The expiration date of such options is 10 years after their date of grant.

Following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2020, or the Covered Executives. All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2020.

Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2020 of $264,000 in salary expenses and $98,000 in social benefit costs.

Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2020 of $355,000 in salary expenses and $70,000 in social benefit costs.

Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2020 of $334,000 in salary expenses and $69,000 in social benefit costs.

Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2020 of $325,000 in salary expenses and $71,000 in social benefit costs.

Mr. Yaniv Even-Haim, Vice President of Research and Development. Compensation expenses recorded in 2020 of $327,000 in salary expenses and $70,000 in social benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the company’s executive compensation policy, we also recorded an expense for cash bonuses to our Covered Executives upon compliance with predetermined 2020 performance parameters set by the compensation committee and the board of directors. The 2020 cash bonus expenses for Nir Zohar, Lior Shemesh, Omer Shai and Yaniv Even-Haim were $100,000 each, as provided for in our 2020 financial statements (but due during 2021). The cash compensation amounts were denominated in U.S. Dollars and are due in Israeli Shekels at the exchange rate applicable on the date of payment.

From time to time, we grant options, RSUs and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item “6.C. Directors, Senior Management and Employees – Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2020, we granted our directors and executive officers options to purchase an aggregate of 443,932 shares and 68,054 RSUs under our equity incentive plans, with exercise prices of these options ranging from $142.47 to $286.29, and an expiration date of 10 years from the date of grant or 90 days after the termination of the engagement with the company, whichever is earlier. During 2020, director equity grants were subject to a vesting schedule over a one-year period for serving directors. Executive equity grants are subject to a vesting schedule over a four-year period, with the 2020 equity grants to our Chief Executive Officer and our President and Chief Operating Officer being subject to predetermined Company performance criteria set by the company’s compensation committee and board of directors. We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2020 for the above 2020 options and RSU grants granted to Avishai Abrahami, Nir Zohar, Lior Shemesh, Omer Shai and Yaniv Even-Haim on February 19, 2020, of $1,925,413, $1,347,794, $966,767, $1,341,636 and $837,855, respectively. The relevant amounts underlying the equity awards granted to our officers during 2020, will continue to be expensed in our financial statements over a four-year period during the years 2021-2024 on account of the 2020 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements included in Item 18 of this annual report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy, which include maximum equity compensation thresholds, and were approved by the company’s compensation committee and board of directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with the Companies Law.

Compensation Policy for Non-Executive Directors

In November 2019, our shareholders amended and re-adopted the compensation policy for our non-executive directors. Pursuant to the amended compensation policy, the non-executive directors are paid an annual cash retainer and receive a fixed, automatic equity grant mechanism.

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

Equity awards. Upon initial election to the board of directors, each non-executive director is granted an initial grant of 1,308 RSUs and options to purchase 3,924 ordinary shares. Following the expiration of the initial grant, each non-executive director is granted annual awards, each of which is comprised of 841 RSUs and options to purchase 2,523 ordinary shares, except that (i) the Chairman of the board of directors is granted an annual award of 1,261 RSUs and options to purchase 3,784 ordinary shares, and (ii) the Lead Independent Director is granted an annual award of 1,051 RSUs and options to purchase 3,154 ordinary shares. The annual awards are subject to a maximum annual value threshold as per our compensation policies, and are adjusted in cases where they exceed such thresholds. The options expire 10 years from the date of grant. The fair value of the RSUs and options shall be determined in accordance with the Black-Scholes-Merton option pricing model on the grant date.

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

As of February 28, 2021, 6,941,939 ordinary shares are subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 2,879,749 ordinary shares issuable under currently exercisable share options. As of February 28, 2021, 3,944,420 shares remained available for future grant under our share incentive plans.

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

2007 Share Option Plan

Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and on October 27, 2011, or the 2007 plan. The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants. As of December 31, 2020, options to purchase 270,105 ordinary shares were outstanding under the 2007 plan. The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

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

Options granted under the 2007 plan generally vest and become exercisable over a period of four years with 25% of the shares subject to the option vesting on the first anniversary of the grant and an additional 6.25% vesting at the end of each subsequent three-month period thereafter for 36 months, subject to continued employment or service by the optionholder. Options generally expire 10 years from the grant date.

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

2013 Incentive Compensation Plan

We adopted our 2013 Incentive Compensation Plan, as amended on May 8, 2018, or the 2013 plan, which went into effect on October 15, 2013. The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and any other person whose services are considered valuable to us or any of our affiliates. As of December 31, 2020, options to purchase 4,351,675 of our ordinary shares and 2,078,427 RSUs were outstanding under the 2013 plan.

In 2020, under the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 715,247 of our ordinary shares at a weighted average exercise price of $155.62 per share and 1,054,030 RSUs.

As of December 31, 2020, the number of shares we may issue under the 2013 plan is 1,819,295 ordinary shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, and (iii) 7,500,000 shares. Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or regrant, respectively, under the 2013 plan. The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital. On January 1, 2021, the number of ordinary shares reserved for the 2013 plan increased by 2,801,387. The total number of ordinary shares reserved under the 2013 plan, as of February 28, 2021 was 3,944,420.

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

The following is information regarding the outstanding options to purchase our ordinary shares held by each of our executive officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than one percent of our ordinary shares as of February 28, 2021.

Our Co-Founder, Chief Executive Officer and Director, Mr. Avishai Abrahami, previously received six grants of options to purchase 240,000, 240,000, 240,000, 209,974, 141,038 and 141,038 ordinary shares, at an exercise price of $21.03, $51.45, $60.40, $102.02, $142.47 and $259.16, respectively, which options will expire if not exercised by December 31, 2020, July 28, 2023, February 10, 2025, February 9, 2026, February 14, 2027, February 13, 2028, February 12, 2029, February 19, 2030 and February 11, 2031, respectively.

Our President and Chief Operating Officer, Mr. Nir Zohar, previously received seven grants of options to purchase 84,000, 84,000, 84,000, 84,000, 73,491, 98,727 and 98,727 ordinary shares, at an exercise price of $19.82, $21.03, $51.45, $60.40, $102.02, $142.47 and $259.16, respectively, which options will expire if not exercised by July 11, 2023, February 10, 2025, February 9, 2026, February 14, 2027, February 13, 2028, February 12, 2029 and February 19, 2030 and February 11, 2031, respectively. In addition, Mr. Nir Zohar, previously received five grants of RSUs: 28,000, 28,000, 28,000, 28,000 and 24,497.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees, full time consultants, and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full-time consultants the right to purchase our ordinary shares under the ESPP. The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares. On January 1, 2021, the number of ordinary shares reserved for the ESPP increased by 560,277. The total ordinary shares reserved under the ESPP as of February 28, 2021 was 2,113,978. On March 1, 2021 63,979 ordinary shares were issued under the ESPP for the six-month period from September 1, 2020 through February 28, 2021.

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

Under our articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Our directors are divided among the three classes as follows:

•

the Class I directors are Allon Bloch, Deirdre Bigley and Ferran Soriano, and their terms expire at our annual meeting of shareholders to be held in 2023;

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

However, pursuant to Israeli relief regulations adopted in 2016, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Companies Law) may elect not to appoint external directors to its board of directors and not to comply with the audit committee and compensation committee composition and chairperson requirements of the Companies Law; provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ audit committee and compensation committee composition requirements.

In accordance with the relief regulations, our nominating and corporate governance and board of directors elected, in July 2016, not to appoint external directors to the board of directors and not to comply with the audit committee and compensation committee composition and chairperson requirements of the Companies Law, and to transition our external directors to become “regular” independent directors.

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

For additional information, see “—Compensation of Directors and Executive Officers – Compensation Program for Non-Executive Directors.”

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

The maximum indemnification amount set forth in such agreements is limited to an amount the higher of (x) 50% of our net assets based on our most recently published financial statements prior to the time that notice of indemnification is provided to us; or (y) $30 million; provided, however, that in relation to indemnification claimed in connection with a public offering of our securities, the amount, if higher, shall be equal to the aggregate proceeds raised by us and/or selling shareholders. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

D.Employees

As of December 31, 2020, we had 3,934 employees, 2,378 of whom were based in Israel, 952 of whom were based in the United States, 201 of whom were based in Lithuania, 8 of whom were based in Brazil, 10 of whom were based in Canada, 7 of whom were based in Japan, 5 of whom were based in the UK, 2 of whom were based in India, 360 of whom were based in Ireland and 11 of whom were based in Germany. Of our employees, 3,803 work full-time and 131 work part-time. As of December 31, 2020, we also engaged the services of 694 contractors in Ukraine either directly or through a third-party service organization. The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2018	2019	2020
Department
General and administration	247	311	430
Marketing	436	608	907
Research and development	1,310	1,552	1,923
Support and call center	494	600	1,368
Total	2,487	3,071	4,628

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

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2021 by:

•

each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•

each of our directors and executive officers individually; and

•

all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 56,407,291 ordinary shares outstanding as of February 28, 2021. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2021 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of February 28, 2021 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami (1)	1,754,858	3.1%
Lior Shemesh (2)	136,018	*
Nir Zohar (3)	646,608	1.1%
Omer Shai (4)	410,415	*
Yaniv Even-Haim (5)	11,282	*
Eitan Israeli (6)	6,653	*
Shelly Meyer (7)	44,109	*
Deirdre Bigley (8)	13,948	*
Allon Bloch (8)	11,711	*
Mark Tluszcz (8)	32,755	*
Yuval Cohen (8)	28,711	*
Ron Gutler (8)	40,372	*
Roy Saar (8)	78,086	*
Diane Greene (8)	5,232	*
Ferran Soriano (8)	906	*

All executive officers and directors as a group (15 persons)	3,221,664	5.6%

Principal Shareholders

T. Rowe Price Associates, Inc. (9)	6,272,586	11.1%
BlackRock, Inc. (10)	4,280,648	7.6%
Baillie Gifford & Co (11)	3,285,177	5.8%
_____________
*	Less than 1%.
(1)	Shares beneficially owned consist of 960,644 shares and outstanding options to purchase 794,214 shares that are exercisable within 60 days of February 28, 2021.
(2)	Shares beneficially owned consist of 34,004 shares and 102,014 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2021.
(3)

Shares beneficially owned consist of 270,182 shares and 376,426 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2021. Excludes shares owned by Mr. Zohar’s spouse, as to all of which shares Mr. Zohar disclaims beneficial ownership.

(4)	Shares beneficially owned consist of 348,115 shares and 62,300 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2021.
(5)	Shares beneficially owned consist of 2,820 shares and 8,462 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2021.
(6)	Shares beneficially owned consist of 1,663 shares and 4,990 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2021.
(7)	Shares beneficially owned consist of 14,397 shares and 29,712 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2021.
(8)

Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2021 and RSUs that vest within 60 days of February 28, 2021.

(9)

This information is based upon a Schedule 13G/A filed by T. Rowe Price Associate Inc. with the SEC on February 16, 2021. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202. Pursuant to the Schedule 13G/A, T. Rowe Price Associates, Inc. has sole voting power over 1,985,108 shares and sole dispositive power over 6,272,586 shares.

(10)

This information is based upon a Schedule 13G filed by BlackRock, Inc. with the SEC on February 5, 2021. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Pursuant to the Schedule 13G, BlackRock, Inc. has sole voting power over 3,820,588 shares and sole dispositive power over 4,280,648 shares.

(11)

This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, or BGC, with the SEC on January 20, 2021. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK Pursuant to the Schedule 13G/A, BGC has sole voting power over 1,842,908 shares and sole dispositive power over 3,285,177 shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.

Registered Holders

As of February 28, 2021, we had two holders of record of our ordinary shares in the United States. Those shareholders held in the aggregate 56,346,986 ordinary shares, representing 99.9% of the 56,407,291 outstanding ordinary shares as of February 28, 2021. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

B.Significant Changes

No significant changes have occurred since December 31, 2020, except as otherwise disclosed in this annual report.

Item 9.THE OFFER AND LISTING

A.Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $16.50 per share on November 5, 2013.

As of March 22, 2021 the last reported sale price of our ordinary shares on NASDAQ was $296.21 per share. As of March, 2021, we had 5 holders of record of our ordinary shares, including Wix.com Ltd. ESOP, Tamir Fishman Trust 2004 Ltd. and CEDE & Co. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.Plan of Distribution

Not applicable.

C. Markets

See “—Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Articles of Association

Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 56,571,548 shares are issued and outstanding as of March 22, 2021.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The standard corporate tax rate for Israeli companies has been 23% since 2018.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, that was incorporated in Israel, which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•

amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first utilized;

•

under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

•

expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, referred to as the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, referred to as Amendment 73. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply. Amendment 73 introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer required to obtain Approved Enterprise status to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended.

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficiary Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise (the “Year of Election”). Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. In the event that the Company is profitable for tax purposes, such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) which would have otherwise been applicable, or a lower rate in the case of a qualified foreign investment company which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above. As of December 31, 2020 we did not utilize any of the benefits for which we were eligible under the Investment Law.

In addition, we chose 2012 as "Year of Election" as well. The benefit period for this Year of Election will end on 2023.

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

Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 16% unless the Preferred Enterprise was located in development area A, in which case the rate was 9% in 2014 until 2016. Since 2017 and thereafter, the corporate tax rate for a Preferred Company, which is located in specified development zone, was decreased to 7.5%, while the reduced corporate tax rate for other development zones remained 16%. Dividends paid out of income attributed to a Preferred Enterprise during 2014 and thereafter are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if such dividends are subsequently distributed to individuals or non-Israeli company a withholding of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

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

The Technological Enterprise Incentives Regime—Amendment 73 to the Investment Law

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law, or Amendment 73, was published. Starting 2017, part of our taxable income in Israel is entitled to a preferred 12% tax rate under Amendment 73. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

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

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate, which has been 23% since 2018.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research, including capital expenditures, in the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•

the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•

the research and development must be for the promotion or development of the company; and

•

the research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Tax Ordinance. Expenditures related to research for the promotion or development of the company not so approved, are deductible in equal amounts over three years.

From time to time, we may apply to the Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Special Provisions Relating to Taxation under Inflationary Conditions

Commencing in taxable year 2014, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2014, results for tax purposes are measured in terms of earnings in United States Dollars.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 3% on annual income exceeding NIS 649,650 in 2020 and 647,640 in 2021, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

In some instances, where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “Substantial Shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax.

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

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, royalties, rents, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be classified as a PFIC for the taxable year that ended on December 31, 2020, or for the current taxable year. However, the determination of whether we are a PFIC is a factual determination that is made annually, after the close of the taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC for any taxable year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2020, approximately 70% of our revenues were denominated in U.S. dollars and approximately 30% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Russian Ruble and the Brazilian Real. In addition, in 2020, approximately 70% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 25% in New Israeli Shekels. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

Our primary processing provider converts payments collected from our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payments are not received in dollars this does not reduce our overall exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
2020	(3.6)
2019	(0.9)
2018	(0.1)
2017	(6.3)
2016	(1.1)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have increased (decreased) our net loss by approximately $30 million in 2020. We estimate that a 10% concurrent devaluation of the Euros, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos and Russian Ruble against the U.S. dollar would have increased our net loss by approximately $28 million in 2020.

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

Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar. Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. As of December 31, 2020, we had $1.5 billion of cash and cash equivalents, restricted deposits and marketable securities denominated in U.S. dollars and $52.8 million denominated in other currencies, primarily NIS, Euro, British Pounds, Japanese Yen and the Brazilian Real.

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

From the effective date of the registration statement and until December 31, 2020, we have used existing cash and the net proceeds of the IPO for working capital and other general corporate purposes. We may also use all or a portion of the net proceeds to hire additional personnel for our research and development and support and call center functions, and to increase our selling and marketing expenses focused on user acquisition. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

Item 15.CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2020 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes, in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2020. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16B.CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department. Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver on our website. We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We granted no waivers under our code of ethics in 2020.

Item 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2019 and 2020:

	2019	2020
	(in USD thousands)
Audit Fees	635	775
Audit-Related Fees	105	92
Tax Fees	330	290
Total	1,070	1,157

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

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 10, 2020, our board of directors authorized an extension to our repurchase plan under which up to $300 million is available to purchase our ordinary shares and/or Convertible Notes, which plan received court approval in accordance with Israeli law on December 30, 2020. The plan, as authorized by the Israeli court, authorizes repurchases through June 30, 2021, and we intend to continue filing extension requests on an ongoing basis as required.

Share repurchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors our board of directors deems appropriate. Our board of directors may also suspend and/or discontinue the program at any time, in its sole discretion. All share repurchases will be made in accordance with all applicable securities laws and regulations. We did not repurchase any shares during 2020.

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

Quorum Requirements. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the NASDAQ Listing Rule 5620(c).

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

Item 19.EXHIBITS

See exhibit index incorporated herein by reference.

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, filed on March 28, 2017)

2.1	Description of Registered Securities (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed on April 2, 2020)

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)

4.2	Wixpress Ltd. 2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))

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

4.5	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for November 2019, filed on November 9, 2019).

4.6	Wix.com Ltd.’s Compensation Policy – Directors (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 6-K for November 2019, filed on November 9, 2019).

8.1	List of subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith

15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm

101.INS	XBRL Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wix.com Ltd.

Date: March 25, 2021	By:	/s/ AVISHAI ABRAHAMI

Avishai Abrahami
Co-Founder, Chief Executive Officer and Director

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. and its subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the Matter

As described in Note 2q to the consolidated financial statements, the Company derives its revenue mainly from subscription fees from customers for access to its platform, which it recognizes ratably over the related contractual term. The Company‘s revenue recognition process involves several applications responsible for the initiation, processing, and recording of transactions from the Company’s various sales channels, and the calculation of revenue in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involve capturing and processing significant volumes of data.

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

Our audit procedures included, among others, substantive audit procedures that included testing on a sample basis the completeness and accuracy of the underlying data within the Company’s billing system, performing data analytics by extracting data from the system to evaluate the completeness and accuracy of recorded revenue and deferred revenue amounts, tracing a sample of sales transactions to third-party documentation, and testing a sample of cash to billings reconciliations. We also evaluated the Company’s disclosures included in Note 2q to the consolidated financial statements.

Accounting for the Issuance of Convertible Notes

Description of the Matter

As explained in Note 9 to the consolidated financial statements, in August 2020, the Company issued $575 million aggregate principal amount, 0% coupon rate, of convertible notes due 2025 (the “Notes”). Concurrently with the issuance of the Notes, the Company entered into capped call transactions that are exercisable upon conversion of the Notes. In accounting for the issuance of the Notes, management allocated the total proceeds into liability and equity components. The carrying amount of the liability component was calculated by estimating the fair value of the Notes if there were no associated convertible features. The carrying amount of the equity component, representing the conversion option was determined by deducting the fair value of the liability component from the principal amount of the Notes. The valuation model used in determining the fair value of the liability component for the Notes includes assumptions subject to management’s judgment, including the synthetic credit rating.

Auditing management’s evaluation of the transaction was complex and required a high degree of auditor judgment due to the inherent complexity in assessing the accounting for the Notes and related capped call transactions. This required an assessment of the valuation of the fair value of the liability component of the Notes, which included evaluation of assumptions subject to management’s judgment in determining the borrowing rate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls in respect of the Company’s Notes and related capped call transactions, including controls over the initial recognition and measurement of the Notes and recording of the associated liability and equity components. To test the initial accounting for the Notes and related capped call transactions, our procedures included, among others, inspection of the underlying agreements and testing management’s evaluation and application of the relevant accounting guidance. We also involved our valuation specialists to evaluate the Company’s determination of the fair value of the liability component of the Notes. We tested the appropriateness of the methodology, evaluated the reasonableness of the underlying assumptions used to determine the borrowing rate, such as the Company’s synthetic credit rating, and performed an independent calculation of the carrying amounts attributable to the liability and equity components. Additionally, we tested the source information underlying the valuation assumptions and inputs used to determine the fair value and the mathematical accuracy of the calculation. We also evaluated the Company’s disclosures regarding the issuance of the Notes and capped call transactions included in Note 9.

We have served as the Company‘s auditor since 2007.
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2021	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD. AND ITS SUBSIDIARIES

Opinion on Internal Control over Financial Reporting

We have audited Wix.com Ltd. and its subsidiaries (the "Company") internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated, statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2020 and the related notes, and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2021	A Member of Ernst & Young Global

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$168,858	$268,103
Short-term deposits	577,138	294,096
Restricted deposits	925	1,149
Marketable securities	289,927	164,301
Trade receivables	23,670	16,987
Prepaid expenses and other current assets	40,666	19,211

Total current assets	1,101,184	763,847

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	87,680	9,926
Property and equipment, net	35,863	31,706
Marketable securities	536,877	177,298
Intangible assets, net	19,281	19,841
Goodwill	24,235	17,800
Operating lease right-of-use assets	88,406	79,249

Total long-term assets	792,342	335,820

TOTAL ASSETS	$1,893,526	$1,099,667

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$79,881	$37,687
Employees and payroll accruals	70,814	41,938
Deferred revenues	373,521	289,148
Accrued expenses and other current liabilities	70,429	56,464
Operating lease liabilities	22,336	18,949

Total current liabilities	616,981	444,186

LONG-TERM LIABILITIES:
Convertible notes, net	834,440	358,715
Long-term deferred revenues	50,867	21,969
Long-term deferred tax liabilities	15,343	1,585
Long-term loan	-	1,219
Long-term operating lease liabilities	74,187	64,244

Total long-term liabilities	974,837	447,732

Total liabilities	1,591,818	891,918

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 500,000,000 shares at December 31, 2019 and 2020; Issued and outstanding: 51,525,919 and 56,027,758 shares at December 31, 2019 and 2020, respectively	107	94
Additional paid-in capital	862,134	611,083
Accumulated other comprehensive income	9,406	1,357
Accumulated deficit	(569,939)	(404,785)

Total shareholders' equity	301,708	207,749

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,893,526	$1,099,667

The accompanying notes are an integral part of the consolidated financial statements.

March 25, 2021
Date of approval of the consolidated financial statements	Avishai Abrahami Chief Executive Officer	Lior Shemesh Chief Financial Officer

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Revenues
Creative Subscription	783,456	644,491	525,350
Business Solutions	205,304	116,597	78,354
	988,760	761,088	603,704
Cost of Revenues
Creative Subscription	167,539	120,905	84,752
Business Solutions	148,160	76,002	42,195
	315,699	196,907	126,947

Gross profit	673,061	564,181	476,757

Research and development, net	320,278	250,791	198,912
Selling and marketing	438,210	307,718	249,178
General and administrative	111,915	85,922	59,297

Total operating expenses	870,403	644,431	507,387

Operating loss	(197,342)	(80,250)	(30,630)
Financial income (expenses), net	47,059	(3,621)	(2,794)
Other income (expenses)	118	55	(489)

Loss before taxes on income	(150,165)	(83,816)	(33,913)
Taxes on income	14,989	2,598	3,207

Net loss	(165,154)	(86,414)	(37,120)

Other comprehensive loss:

Unrealized gains (loss) from marketable securities, net of tax	2,916	1,167	(24)
Unrealized gains (loss) on cash flow hedge, net of tax	5,133	1,881	(1,381)

Other comprehensive income (loss) for the year, net of tax	8,049	3,048	(1,405)

Total comprehensive loss	$(157,105)	$(83,366)	$(38,525)

Basic and diluted net loss per ordinary share	$(3.03)	$(1.71)	$(0.77)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Other comprehensive Income (loss)	Accumulated deficit	Total shareholders' Equity
	Shares	Amount

Balance as of January 1, 2018	46,453,583	80	311,107	(286)	(299,581)	11,320

Exercise of options and ESPP shares	2,816,043	8	31,764	-	-	31,772
Equity Component of Convertible senior notes 2023, net	-	-	57,038	-	-	57,038
Effect of adopting ASU 2014-09, Revenue from Contracts with Customers (Topic 606)	-	-	-	-	18,330	18,330
Share-based compensation	-	-	72,330	-	-	72,330
Other comprehensive loss	-	-	-	(1,405)	-	(1,405)
Net loss	-	-	-	-	(37,120)	(37,120)

Balance as of December 31, 2018	49,269,626	88	472,239	(1,691)	(318,371)	152,265

Exercise of options and ESPP shares	2,256,293	6	29,368	-	-	29,368
Share-based compensation	-	-	109,476	-	-	109,476
Other comprehensive income	-	-	-	3,048	-	3,048
Net loss	-	-	-	-	(86,414)	(86,414)

Balance as of December 31, 2019	51,525,919	94	611,083	1,357	(404,785)	207,749

Exercise of options and ESPP shares	4,501,124	13	36,096	-	-	36,109
Share-based compensation	-	-	147,439	-	-	147,439
Equity Component of Convertible senior notes 2025, net	-	-	67,337	-	-	67,337
Conversion of Convertible senior notes 2023	715	*)-	179	-	-	179
Other comprehensive income	-	-	-	8,049	-	8,049
Net loss	-	-	-	-	(165,154)	(165,154)

Balance as of December 31, 2020	56,027,758	107	862,134	9,406	(569,939)	301,708

*) represent amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net loss	$(165,154)	$(86,414)	$(37,120)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	14,610	12,126	8,724
Amortization of intangible assets	2,577	4,588	2,784
Share based compensation expenses	147,313	109,337	72,330
Amortization of debt discount and debt issuance costs	29,954	20,938	10,004
Decrease (increase) in accrued interest and exchange rate on short-term and long-term deposits	(43)	748	(583)
Amortization of premium, discount and accrued interest on marketable securities, net	4,471	(346)	(99)
Deferred taxes, net	12,089	935	(959)
Changes in operating lease right-of-use assets	17,867	18,225	-
Changes in operating lease liabilities	(15,807)	(15,376)	-
Increase in trade receivables	(6,457)	(3,459)	(2,128)
Increase in prepaid expenses and other current and long-term assets	(89,386)	(5,168)	(3,665)
Increase (decrease) in trade payables	41,967	(7,560)	10,933
Increase in employees and payroll accruals	25,326	7,781	2,843
Increase in short-term and long-term deferred revenues	113,271	71,397	54,681
Increase (decrease) in accrued expenses and other current liabilities	15,451	21,812	(2,036)

Net cash provided by operating activities	148,049	149,564	115,709

Cash flows from investing activities:

Proceeds from short-term and restricted deposits	294,225	348,775	204,125
Investment in short-term and restricted deposits	(577,000)	(296,100)	(437,979)
Investment in marketable securities	(763,581)	(402,774)	(58,963)
Proceeds from marketable securities	277,335	132,905	21,054
Purchase of property and equipment	(18,403)	(21,427)	(13,684)
Capitalization of internal use of software	(450)	(639)	(392)
Payments for businesses acquired, net of acquired cash	(6,626)	-	-
Purchases of investments in privately held companies	(1,185)	(3,862)	(1,250)
Proceeds from realization of investments in privately-held company	1,098	-	-
Investment in other long-term assets	(5,643)	(891)	(500)

Net cash used in investing activities	(800,230)	(244,013)	(287,589)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Proceeds from issuance of convertible senior notes	575,000	-	442,750
Payments of debt issuance costs	(15,713)	-	(12,601)
Purchase of capped call	(46,000)	-	(45,338)
Proceeds from exercise of options and ESPP shares	39,649	31,495	32,896

Net cash provided by financing activities	552,936	31,495	417,707

Increase (decrease) in cash and cash equivalents	(99,245)	(62,954)	245,827
Cash and cash equivalents at the beginning of the year	268,103	331,057	85,230

Cash and cash equivalents at the end of the year	$168,858	$268,103	$331,057

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$5,810	$3,109	$3,666

Interest received during the year	$18,647	$18,996	$8,364

Supplemental information for non- cash transactions

Right-of-use asset recognized with corresponding lease liability	$29,137	$46,121	$-

Non-cash purchase of property and equipment	$1,007	$1,232	$1,413

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-GENERAL

Wix.com Ltd. ,an Israeli corporation (was incorporated in October, 2006), and subsidiaries (collectively, the “Company” or “Wix”), is leading the way with a cloud-based website development platform. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online.

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting estimates that require management’s subjective judgments include, but are not limited to, revenue recognition, income taxes, share-based compensation and purchase price allocation on acquisitions including determination of useful lives, Incremental Borrowing Rate (“IBR”), convertible notes borrowing rate and contingent consideration. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

b.Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

c.Financial statements in U.S. dollars:

A substantial portion of the Company's financing activities, including equity transactions, cash investments, costs and revenues are generated in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

The Company's subsidiaries’ functional currency is the currency of the primary economic environment in which the subsidiary operates; normally, that is the currency of the environment in which a subsidiary primarily generates and expends cash. In making the determination of the appropriate functional currency for the subsidiaries, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiary’s relationship with both the parent company and other subsidiaries. For subsidiaries that are primarily a direct and integral component or extension of the parent entity’s operations, the U.S. dollar is the functional currency.

WIX.COM LTD. AND ITS SUBSIDIARIES

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

e.Short-term deposits:

Short-term deposits are deposits with maturities over three months from the date of purchase and of up to one year. As of December 31, 2019 and 2020, the Company's bank deposits were denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 2.86% and 1.21%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises and for the Company's credit cards. As of December 31, 2019 and 2020, the Company's bank deposits were in U.S. dollars and bore interest at weighted average interest rates of 0.05% and 0.038%, respectively. Restricted deposits are presented at their cost, including accrued interest upon the term of the remaining restrictions.

g.Marketable securities:

The Company’s marketable securities consist of U.S. federal deposit insured corporation, Treasury bonds, certificate of deposits, sovereign bonds, municipal bonds and corporate bonds. The Company accounts for investments in debt securities in accordance with ASC No. 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

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

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies its marketable securities as either short-term or long-term based on each instruments’ underlying contractual maturity date as well as the intended time of realization. Marketable securities with maturities of 12 months or less are classified as short-term, and marketable securities with maturities greater than 12 months are classified as long-term.

In 2020 the Company adopted ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments” which modified the other than temporary impairment model for available for sale debt securities. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the year ended December 31, 2020. No other than temporary impairment losses were recorded for the years ended December 31, 2019 and 2018.

h.Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and electronic equipment	15 – 33 (mainly 33)
Internal use software	33
Office furniture and equipment	6 – 14 (mainly 6)
Vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.Impairment of Long-lived assets and intangible assets subject to amortization:

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2018, 2019 and 2020, no impairment losses have been identified.

j.Business combinations:

The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The Company accounts for a transaction that does not meet the definition of a business as an asset acquisition Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

k.Goodwill and intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC No. 350, "Intangible - Goodwill and other", ("ASC No. 350") goodwill is not amortized, but rather is subject to impairment test. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, quantitative test is performed.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. The Company operates in one reporting segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which weighted average amortization period of 13 years.

The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2018, 2019 and 2020, no impairment losses have been recognized.

l.Investments in privately held companies:

The Company's non-marketable equity securities are investments in privately held companies without readily determinable market values.

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-01, which changed the way it accounts for non-marketable securities on a prospective basis. The Company's equity investments are investments in equity securities of privately held companies without readily determinable market values. The Company elected to account for its equity investments using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. The investments are reviewed periodically to determine if their respective values have appreciated or have been impaired, and adjustments are recorded as necessary.

During the year ended December 31, 2020, the Company recorded an income in amount of $67,084 related to revaluation of its investments in privately held companies based on observable price changes. This includes $66,709 of appreciation of valuation related to holdings in a privately held company, which the Company has held since 2012.

WIX.COM LTD. AND ITS SUBSIDIARIES

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

Derivative instruments designated as hedging instruments:

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” amending the eligibility criteria for hedged items and transactions to expand an entity’s ability to hedge nonfinancial and financial risk components. The new guidance eliminates the requirement to separately measure and present hedge ineffectiveness and aligns the presentation of hedge gains and losses with the underlying hedge item. The new guidance also simplifies the hedge documentation and hedge effectiveness assessment requirements. The amended presentation and disclosure requirements must be adopted on a prospective basis, while any amendments to cash flow and net investment hedge relationships that exist on the date of adoption must be applied on a “modified retrospective” basis, meaning a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the year of adoption. The new guidance was effective on January 1, 2019, and the adoption did not have a material impact on our consolidated financial statements.

The net fair value of derivative instruments balance as of December 31, 2019 and 2020, totaled $888 and $6,841, respectively and is presented as prepaid expenses and other current assets.

In the years ended December 31, 2018, 2019 and 2020, the Company recorded as operating income (expenses) net from hedging transactions in the amount of $(1,687), $147, and $1,582, respectively.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments, rent and other overhead vendors during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted salary, rent and other overhead cash flow denominated in NIS. Options and forward contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective.

As of December 31, 2020, the gross amount recorded in accumulated other comprehensive income from the Company's currency option transactions is $6,841. At December 31, 2020, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $45,000. The foreign exchange forward and options contracts will expire throughout 2021.

WIX.COM LTD. AND ITS SUBSIDIARIES

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

Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2020, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $111,372. The foreign exchange forward and option transactions will expire through 2021.

The net fair value of derivative instruments balance as of December 31, 2019 and 2020, totaled $(119) and $(1,719), respectively, and is presented as accrued expenses and other current liabilities.

In the years ended December 31, 2018, 2019 and 2020, the Company recorded financial income (expenses), net from hedging transactions in the amount of $1,435, $963, and $(5,529) respectively.

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

Severance expense for the years ended December 31, 2018, 2019 and 2020, amounted to $9,489, $12,042 and $15,737, respectively.

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

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2018, 2019 and 2020, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $587, $727, and $1,117, respectively.

p.Convertible senior notes:

The Company accounts for the issuance of convertible senior notes in accordance with FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. Pursuant to ASC Subtopic 470-20, as the Notes have a net settlement feature and may be settled wholly or partially in cash upon conversion, the Company is required to separately account for the liability (debt) and equity (conversion option) components of the instrument. The carrying amount of the liability component is computed by estimating the fair value of a similar liability without the conversion option. The amount of the equity component is then calculated by deducting the fair value of the liability component from the principal amount of the instrument. This difference represents a debt discount that is amortized to interest expense over the respective terms of the Notes using an effective interest rate method. In accounting for the issuance costs related to the Notes, the allocation of issuance costs incurred between the liability and equity components were based on their relative values.

q.Revenue recognition:

The Company recognized revenue in accordance with Topic 606 when, or as, control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is recognized net of allowances for refunds and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company offers a 14-day money back guaranty ("Guaranty Period") on new premium subscription. The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

The Company's revenue is categorized and disaggregated as reflected in the statements of operations, as follows:

WIX.COM LTD. AND ITS SUBSIDIARIES

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

Revenues related to the purchase and registration of domain names are recognized at the full amount paid by the customer at a point in time upon the purchase and registration of the domain name, since that is when the Company satisfies the performance obligation.

Business Solutions

Revenues related to Google's G-Suite application is recognized at a point in time upon the purchase, since that is when the Company satisfies the performance obligation.

Other subscriptions and software applications developed by the Company are recognized on a straight-line basis over the contract period, since the customer simultaneously receives and consumes the benefits provided by our performance as the Company performs.

Revenues related to third-party software applications are recognized on a net basis at a point in time upon purchase of the application, since that is when the Company completes its obligation to facilitate the transfer between the customer and the third-party developer.

Revenue related to the sale of online advertising inventory (ad space) and other related advertising services to brands and advertising agencies are recognized at a point in time, when an ad space is sold.

Revenues related to Payments by Wix from processing payments are recognized at the time of the transaction, and fees are determined based in part on a percentage of the Gross Payment Volume (“GPV”) processed plus a per transaction fee, where applicable. In cases where the Company conclude that it is not the primary obligor, the Comapny recognizes revenue from revenue share arrangements on net basis.

Each of our goods and services is sold separately, therefore standalone selling prices (SSP) for each of them is observed, and allocation of the transaction price between the performance obligations in the contract is made relatively on that basis. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Principal versus Agent Considerations

The Company sells its products directly to customers and also through a network of resellers. In certain cases, the Company acts as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product-by-product basis and is dependent on the Company's determination as to whether it acts as principal or agent in the transaction. Revenue associated with sales through the Company's network of resellers, for certain domain sales, for third-party offerings including Google's G-Suite application and fees related to Payments by Wix is recorded on a gross basis as the Company has determined that the Company controls the product before transferring it to the end customers, responsible for fulfilling the promise to provide the service and act as primary obligor. Revenues related to third-party software applications when the Company does not control the product or service before transferring to the customers are recognized on a net basis.

WIX.COM LTD. AND ITS SUBSIDIARIES

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

During 2018, 2019 and 2020, the Company capitalized $392, $778 and $575, respectively.

t.Advertising expenses:

Advertising expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements. Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2018, 2019 and 2020 amounted to $165,319, $187,318 and $282,804, respectively.

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

WIX.COM LTD. AND ITS SUBSIDIARIES

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

WIX.COM LTD. AND ITS SUBSIDIARIES

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

The deferred tax assets and liabilities are classified as noncurrent in the statement of financial position

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

w.Basic and diluted net loss per share:

Basic and diluted net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with ASC 260-10. Basic and diluted net loss per ordinary share was the same for each period presented as the inclusion of all potential ordinary shares outstanding was anti-dilutive.

For the years ended December 31, 2018, 2019 and 2020, all outstanding options, RSUs and Convertible Senior Notes have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.Comprehensive income:

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

The total accumulated other comprehensive income was comprised as follows:

	Year ended December 31, 2020
	Unrealized gains on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance, net	$852	$505	$1,357
Other comprehensive income before reclassifications, net	2,962	11,425	14,387
Amounts reclassified from accumulated other comprehensive income, net	(46)	(6,292)	(6,338)

Total accumulated other comprehensive income, net	$3,768	$5,638	$9,406

	Year ended December 31, 2019
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$(315)	$(1,376)	$(1,691)
Other comprehensive income before reclassifications, net	1,201	2,027	3,228
Amounts reclassified from accumulated other comprehensive income, net	(34)	(146)	(180)

Total accumulated other comprehensive income, net	$852	$505	$1,357

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and restricted deposits.

The majority of the Company's and its subsidiaries' cash and cash equivalents, short-term, marketable securities, hedging and restricted deposits are invested with major banks in Israel, Brazil and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk.

z.Fair value of financial instruments:

ASC No. 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a framework for measuring fair value. Fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities;
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying values of cash and cash equivalents, short-term and restricted deposits, trade receivables, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$20,656	$-	$-	$20,656
Marketable securities	-	826,804	-	826,804
Investments in privately held companies	-	-	1,537	1,537
Foreign currency derivatives presented as contracts assets	-	7,083	-	7,083
Financial liabilities:
Foreign currency derivatives presented as contracts liabilities	-	(1,961)	-	(1,961)

	$20,656	$831,926	$1,537	$854,119

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$204,067	$-	$-	$204,067
Marketable securities	-	341,599	-	341,599
Investment in privately held companies	-	-	862	862
Foreign currency derivatives presented as contracts assets	-	1,465	-	1,465
Financial liabilities:
Foreign currency derivatives presented as contracts liabilities	-	(696)	-	(696)

	$204,067	$342,368	$862	$547,297

As of December 31, 2020, the total estimated fair value of the Convertible Senior Notes was $1,431,058 (2023 notes were $844,351 and 2025 notes were $586,707). The fair value of the convertible notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted prices of the convertible notes in an over-the-counter market.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.Government grants:

Grants from the Investment and Development Authority for Economic and Industrial Development (the "Investment Authority") for participation in salary expenses for employees in national priority areas and the Israel Innovation Authority (the "IIA"), for participation in research and development activities, are recognized at the time the Company is entitled to such grants on the basis of the related cost incurred. The expenses are included in the Consolidated Financial Statements net of related grants. The Company will not be obligate to pay royalties to Investment Authority and IIA.

The Company recorded grants from the Investment Authority in the amounts of $1,172, $852 and $957 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Company recorded grants from IIA in the amounts of $758 and $136 for the years ended December 31, 2019 and 2020.

bb.Leases

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

The Company as a lessee

The Company entered into operating leases primarily for offices and vehicles. The leases have remaining lease terms of up to 10 years.

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

WIX.COM LTD. AND ITS SUBSIDIARIES

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

Since all of the Company’s lease contracts do not meet any of the criteria above, the Company concluded that all of its lease contracts should be classified as operating leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU.

asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by common area maintenance and utility charges.

Under ASC No. 842, the Company is required to remeasure and reallocate the consideration in a contract when they remeasure the lease liability, which occurs as a result of any of the following:

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

WIX.COM LTD. AND ITS SUBSIDIARIES

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

The Company as a lessor

The Company subleases certain office spaces to third-parties. Sublease income is recognized over the term of the agreement.

cc.Reclassification of prior years' amounts:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss or shareholders' equity.

dd.Recently issued accounting standards, not yet adopted by the Company:

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis.

Effective January 1, 2021, the Company early adopted ASU 2020-06 using the modified retrospective approach. Adoption of the new standard resulted in a decrease to accumulated deficit of $53,528, a decrease to additional paid-in capital of $215,713, and an increase to Convertible Senior Notes, net of $162,185. Interest expenses recognized in future periods will be reduced as a result of accounting for the convertible debt instrument as a single liability measured at its amortized cost.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for the Company in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The impact of the new guidance on the Company's consolidated financial statements is immaterial.

Recently adopted accounting standards:

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit's fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 with early adoption permitted. This guidance must be applied on a prospective basis. the Company adopted this standard in the first quarter of 2020. The adoption did not have material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, regarding ASC Topic 820 “Fair Value Measurement,” which modifies the disclosure requirements for fair value measurements for certain types of investments. The Company adopted this standard in the first quarter of 2020. The adoption did not have a material impact on its consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 requires expected credit losses relating to financial assets to be measured on an amortized cost basis to be recorded through an allowance for credit losses. ASU 2016-13 also requires an investor to determine whether a decline in the fair value below the amortized cost basis (i.e., impairment) of an available for sale debt security is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in OCI , net of applicable taxes. However, if an entity intends to sell an impaired available for sell debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis. Credit-related impairment is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The Company adopted ASU 2016-13 using the modified retrospective approach as of January 1, 2020. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-MARKETABLE SECURITIES:

As of December 31, 2019 and 2020, the Company held marketable securities classified as available-for-sale securities as follows:

	December 31,
	2020				2019
LESS THAN A YEAR	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$244,434	$526	$(48)	$244,912	$148,437	$329	$(15)	$148,751
Government-sponsored enterprises	10,006	32	-	10,038	12,548	-	(1)	12,547
Government and corporate debentures - floating interest rate	34,967	10	-	34,977	3,003	1	(1)	3,003

	$289,407	$568	$(48)	$289,927	$163,988	$330	$(17)	$164,301

	December 31,
	2020				2019
MORE THAN 1 YEAR THROUGH FIVE YEARS	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$494,520	$3,821	$(143)	$498,198	$135,040	$595	$(65)	$135,570
Government-sponsored enterprises	21,264	67	-	21,331	17,579	9	(3)	17,585
Government and corporate debentures - floating interest rate	17,331	24	(7)	17,348	24,141	8	(6)	24,143

	$533,115	$3,912	$(150)	$536,877	$176,760	$612	$(74)	$177,298

The gross unrealized losses on the Company's marketable securities were not material as of December 31, 2020 and 2019. The allowance for credit losses was not material as of December 31, 2020.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2020	2019

Government authorities	$7,381	$3,548
Hedging transaction asset	7,083	1,465
Prepaid expenses	13,984	8,468
Other current assets	12,218	5,730

	$40,666	$19,211

NOTE 5:-PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2020	2019

Cost:

Leasehold improvements	$41,101	$34,831
Computers, peripheral equipment and electronic equipment	27,449	22,534
Internal use software	2,467	1,891
Office furniture and equipment	6,464	5,664
Vehicles	130	-

	77,611	64,920

Less - accumulated depreciation	41,748	33,214

Depreciated cost	$35,863	$31,706

Depreciation expense amounted to $8,724, $12,126 and $14,610 for the years ended December 31, 2018, 2019 and 2020, respectively.

During 2019 and 2020, the Company recorded a reduction of $2,841 and $5,923 to the cost and accumulated depreciation of fully depreciated equipment no longer in use, following an assessment made by the Company.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-BUSINESS COMBINATION

In February 2020, the Company acquired 100% of the capital shares of Inkfrog, Inc., (“InkFrog“) a privately held Arizona based corporation, for cash consideration of $10,000 out of which $3,500 was placed in escrow to be released in three installments over two years. Inkfrog's product provides sales channel solutions, with a focus on listings, orders, inventory management and CRM.

The following table summarizes the fair values of the assets acquired and liabilities assumed from Inkfrog:

(in thousands)

Trade receivables	$226
Prepaid expenses and other current assets	361
Intangible assets	2,016
Goodwill	4,936

Total Assets	$7,539

Current liabilities	461
Deferred tax liability	452

913

Total Liabilities	$913

Total purchase price allocation, net of cash acquired	$6,626

Goodwill generated from this business combination is attributed to synergies between the Company's and Inkfrog respective products and services. The goodwill is not deductible for income tax purposes.

The results of Inkfrog operations have been included in the consolidated financial statements since February 19, 2020. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statement of income.

Acquisition-related expenses for Inkfrog acquisition for the year ended December 31, 2020 were $4.2 million and included in operating expenses. This includes $0.2 million for professional consulting.

The following table provides details regarding the identifiable assets acquired as of the date of the acquisition:

	Fair value	Weighted Average Useful Life
	(in thousands)	(in years)

Technology	1,338	8
Customer relations	387	7
Distribution agreement	291	1.5

Total purchased intangible assets	$2,016

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-INTANGIBLE ASSETS, NET

	December 31,
	2020	2019

Cost:

Technology	$9,614	$8,275
Customer relations	11,054	10,667
Customer data	12,043	12,043
Domain	552	552
Distribution agreement	291	-

	33,554	31,537

Less - accumulated amortization	14,273	11,696

Intangible assets, net	$19,281	$19,841

Estimated amortization expense for the years ended:

2021	$2,278
2022	2,087
2023	1,790
2024	1,732
Thereafter	11,394

$19,281

Amortization expense amounted to $2,784, $4,588 and $2,577 for the years ended December 31, 2018, 2019 and 2020, respectively.

During 2019, the Company recorded $1,206 amortization expenses that relate to DeviantArt’s technology, an intangible asset due to launching a new platform and terminating the old one.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2020	2019

Accrued expenses	$40,649	$36,154
Government authorities	26,008	17,584
Hedging transaction liability	1,961	696
Uncertain tax positions	1,811	2,030

	$70,429	$56,464

NOTE 9:-CONVERTIBLE NOTES

2025 Convertible notes

In August of 2020, The Company issued $575,000 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). The 2025 Convertible Notes mature on February 15, 2025 unless earlier repurchased or converted. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The 2025 Convertible Notes are convertible at an initial conversion rate of 2.4813 Ordinary Shares per $1,000 principal amount of 2025 Convertible Notes (equivalent to an initial conversion price of approximately $403.01 per Ordinary Share). The conversion rate will be subject to adjustment under certain circumstances in accordance with the terms of the 2025 Indenture. In addition, following certain corporate events that occur prior to the maturity date, or following Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert his notes in connection with such a corporate event or notice of tax redemption, as the case may be.

Conversion terms:

Holders may convert their Convertible Notes at their option at any time prior to the close of business on the business day immediately preceding February 15, 2025 only under the following circumstances:

a.During any calendar quarter commencing after December 31, 2020 (and only during such calendar quarter), if the last reported sale price of Company’s Ordinary Shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE NOTES (cont.)

b.During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per USD 1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

c.If the Company calls the Convertible Notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

d.Upon the occurrence of specified corporate events.

On or after February 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances.

During the year ended December 31, 2020, the conditions allowing holders of the 2025 Convertible Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2020 and are classified as long-term liability.

Holders of the 2025 Convertible Notes who convert their Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the 2025 Indenture) are, under certain circumstances, entitled to an increase in the conversion rate. Additionally, in the event of a corporate event that constitutes a fundamental change (as defined in the 2025 Indenture), holders of the 2025 Convertible Notes may require the Company to repurchase all or a portion of their Notes at a price equal to 100% of the principal amount of the 2025 Convertible Notes being repurchased, plus any accrued and unpaid interest.

The Company may not redeem the Convertible Notes prior to August 21, 2023, except in the event of certain tax law changes. The Company may redeem for cash all or any portion of the 2025 Convertible Notes, at its option, on or after August 21, 2023, if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the 2025 Convertible Notes to be redeemed, plus accrued and unpaid special interest if any, to, but excluding, the redemption date

Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE NOTES (Cont.)

In accounting for the issuance of the Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the equity component representing the conversion option was $116,521 and was determined by deducting the fair value of the liability component from the value of the 2025 Convertible Notes. The excess of the principal amount of the liability component over its carrying amount ("debt discount") is amortized to interest expense over the term of the 2025 Convertible Notes at an effective interest rate of 5.21% over the contractual terms of the Convertible Notes.

Total initial issuance costs of $15,712 related to the 2025 Convertible Notes were allocated between liability and equity in the same proportion as the allocation of the total proceeds to the liability and equity components. Issuance costs attributable to the liability component were $12,528 and amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were netted with the equity component in stockholders’ equity. The Company initially recorded equity issuance costs of $3,184.

The net carrying amount of the Notes were as follows (in thousands):

	Principal outstanding	Unamortized debt discount	Unamortized debt issuance costs	Net carrying value
December 31, 2020:

Convertible Notes	$575,000	$(109,655)	$(11,766)	$453,579

The net carrying amount of the equity component of the 2025 Convertible Notes were as follows (in thousands):

	Amount allocated to conversion option	Less: allocated issuance costs	Equity component, net
December 31, 2020:

Convertible notes	$116,521	$(3,184)	$113,337

The Company recognized interest expense on the 2025 Convertible Notes as follows:

Year ended December 31, 2020

Amortization of debt discount and issuance costs	$7,629

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE NOTES (Cont.)

2025 Capped Call Transactions

In connection with the pricing of the 2025 Convertible Notes, the Company entered into capped call transactions (the “Capped Call Transactions”) with certain of the purchasers of the Convertible Notes.

The 2025 Capped Calls are purchased call options that give the Company the option to purchase, subject to anti-dilution adjustments substantially identical to those in the 2025 Convertible Notes.. The 2025 Capped Calls will expire in 2025, if not exercised earlier. The 2025 Capped Calls are intended to offset potential dilution to the Company’s common shares and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the 2025 Notes under certain circumstances described in the Capped Call Transactions. The 2025 Capped Calls are separate transactions and are not part of the terms of the 2025 Notes.

As the Capped Call Transactions are considered indexed to the Company's stock and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheets.

The Company paid an aggregate amount of $46,000 for the 2025 Capped Calls. The amount paid for the 2025 Capped Calls was recorded as a reduction to Additional paid-in capital in the consolidated balance sheets.

2023 Convertible notes

In June and July of 2018, The Company issued $442,750 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2023 (the “2023 Convertible Notes”). Subject to satisfaction of certain conditions and during certain periods, as defined in the indenture governing the Convertible Notes, the holders will have the option to exchange the notes into cash or the Company ordinary shares, if any (subject to the Company right to pay cash in lieu of all or a portion of such shares).

The conversion rate was initially 7.0113 Ordinary Shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $142.63 per Ordinary Share). The conversion rate will be subject to adjustment in some events, but will not be adjusted for any accrued and unpaid special interest, if any. In addition, following certain corporate events that occur prior to the maturity date, or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert his or her Convertible Notes in connection with such a corporate event or notice of tax redemption, as the case may be.

Conversion terms:

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2023 only under the following circumstances:

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE NOTES (Cont.)

e.During any calendar quarter commencing after September 30, 2018 (and only during such calendar quarter), if the last reported sale price of the Company’s Ordinary Shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

f.During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per USD 1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

g.If the Company calls the notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

h.Upon the occurrence of specified corporate events. On or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, Ordinary Shares or a combination of cash and Ordinary Shares, at the Company’s election.

i.For at least 20 trading days during the period of 30 consecutive trading days ended June 30, 2020, the last reported sale price of the Company’s common share was equal to or exceeded 130% of the conversion price of the 2023 Notes on each applicable trading day. As a result, the 2023 Convertible Notes first became eligible for optional conversion during the second quarter of 2020.

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

Debt issuance costs related to the 2023 Convertible Notes comprised of commissions and payable to third party consultants of $11,511 and third party costs of $1,090. The Company allocated the total amount incurred to the liability and equity components of the 2023 Convertible Notes based on their relative values. Issuance costs attributable to the liability component were $9,602 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were netted with the equity component in stockholders’ equity. The Company initially recorded equity issuance costs of $2,999.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE NOTES (Cont.)

The net carrying amount of the 2023 Convertible Notes were as follows (in thousands):

	Principal outstanding	Unamortized debt discount	Unamortized debt issuance costs	Converted to shares	Net carrying value
December 31, 2020:

Convertible Notes	$442,750	$(57,435)	$(4,275)	$(179)	$380,861

	Principal outstanding	Unamortized debt discount	Unamortized debt issuance costs	Net carrying value
December 31, 2019:

Convertible Notes	$442,750	$(77,527)	$(6,508)	$358,715

The net carrying amount of the equity component of the 2023 Convertible Notes were as follows (in thousands):

	Amount allocated to conversion option	Less: allocated issuance costs	Converted to shares	Equity component, net
December 31, 2020:

Convertible notes	$105,375	$(2,999)	$179	$102,555

The Company recognized interest expense on the 2023 Convertible Notes as follows:

Year ended December 31, 2020

Amortization of debt discount and issuance costs	$22,325

The effective interest rate of the liability component is 6.20% for the Convertible Notes.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE NOTES (Cont.)

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

2023 Capped Call Transactions

In connection with the pricing of the 2023 Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the purchasers of the 2023 Convertible Notes. The 2023 Capped Call Transactions cover, collectively, the number of company ordinary shares underlying the 2023 Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the 2023 Convertible Notes. The cost of the 2023 Capped Call Transactions was $45,338. The transaction is expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes under certain events described in the Capped Call Transactions.

As the Capped Call Transactions are considered indexed to the Company's stock and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheet and are not accounted for as derivatives.

The cost of the Capped Call Transactions was recorded as a reduction to additional paid-in capital.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- LEASE

The Company`s leases include offices for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right of use (“ROU”) and liability calculation if it was reasonably certain that the Company will exercise the option.

	December 31
	2020	2019

Lease cost:
Fixed cost and variable payments that depend on an index or rate	$21,104	$16,995
Short-term lease cost	1,854	1,031
Total operating lease cost	$22,958	$18,026

	December 31
	2020	2019

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(19,061)	$(15,376)

Weighted average remaining operating lease term	6.57	7.79
Weighted average discount rate operating lease	4.1%	4.8%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- LEASE (Cont.)

Future minimum lease payments of the operating lease liabilities as of December 31, 2020 were as follows:

Fiscal Years Ending December 31,	Lease Commitments

2021	$23,186
2022	20,461
2023	14,786
2024	11,670
2025	10,315
After 2026	33,227

Total operating lease payments	113,645

Less:
Imputed interest	17,122

Present value of lease liabilities	$96,523

The Company sublease one of its partial real estate offices.

Lease income relating to lease payments of operating leases was $506 and $658 for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, the Company has an additional operating lease commitment of approximately $167,000 for a new offices in Israel, which has not yet commenced. The operating lease commitment will commence on June, 2022, and on June 2023. The initial term of the lease agreement is 10 years commencing on the transfer of possession, and with option to extend the lease for additional periods of up to 15 years, subject to the conditions of the lease agreement.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES

a.Pledges:

The Company has pledged bank deposits in the amount of $ 715, in connection with an office lease agreement and credit cards.

b.Legal contingencies:

The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2020, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

NOTE 12:-SHAREHOLDERS' EQUITY

a.Ordinary shares:

The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.Share based payment:

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

In October 2013, the Company's Board of Directors adopted a new Employee Shares Incentive Plan (the "2013 Plan"). The 2013 Plan provides for the grant of options, restricted shares, RSUs.

Under the Plans, as of December 31, 2020, an aggregate of 1,819,295 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs and employee stock purchase rights issued pursuant to the Company's Employee Share Purchase Plan (“ESPP”) and recognized for the years ended December 31, 2018, 2019 and 2020 was comprised as follows:

	Year ended December 31,
	2020	2019	2018

Cost of revenues	$9,127	$5,854	$4,418
Research and development	76,882	56,161	39,417
Sales and marketing	22,845	18,458	9,770
General and administrative	38,458	28,864	18,725

Total share-based compensation expense	$147,313	$109,337	$72,330

Total unrecognized compensation cost amounted to $352,079 as of December 31, 2020, and is expected to be recognized over a weighted average period of approximately 2.5 years.

c.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2020 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value

Balance at December 31, 2019	7,438,119	$37.53	5.49	$631,994

Granted	715,247	$155.62
Exercised	(3,493,875)	$12.59
Forfeited	(41,111)	$80.18

Balance at December 31, 2020	4,618,380	$74.31	6.74	$812,500

Exercisable at December 31, 2020	2,844,347	$50.61	5.80	$567,048

Vested and expected to vest at December 31, 2020	4,530,353	$73.56	6.71	$800,307

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

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

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2020	2019	2018

Expected volatility	42.26%-49.24%	42.60%-45.24%	45.19%-46.64%
Expected dividends	0%	0%	0%
Expected term (in years)	4.84-4.99	4.94 -4.99	5.17 -7.53
Risk free rate	0.25%-1.40%	1.51%-2.47%	2.59%-3.03%

The following table set forth the parameters used in computation of the employee stock purchase plan for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2020	2019	2018

Expected volatility	34.52%-83.3%	31.88%-54.49%	39.9%-41.2%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	0.13%-0.95%	1.89%-2.52%	1.85%-2.28%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

A summary of options data for the years ended December 31, 2018, 2019 and 2020, is as follows:

	Year ended December 31,
	2020	2019	2018

Weighted-average grant date fair value of options granted	$68.91	$53.67	$34.93
Total intrinsic value of the options exercised	$436,187	$128,003	$137,448
Total fair value of shares vested	$40,367	$33,316	$27,629

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2020:

Exercise price (range)	Options outstanding as of December 31, 2020	Weighted average remaining contractual term	Options exercisable as of December 31, 2020	Weighted average remaining contractual term
		(years)		(years)

0-19.79	451,409	2.91	442,098	2.80
19.8-21.13	586,121	4.67	586,121	4.67
21.14-51.32	326,467	5.17	300,362	5.09
51.33-56.61	451,958	6.12	404,324	6.12
56.62-61.75	741,489	7.12	430,890	7.12
61.76-101.67	407,639	7.57	218,296	7.39
101.68-102.67	736,632	8.12	305,214	8.12
102.68-142.09	266,061	8.55	88,162	8.35
142.1-143.13	544,383	9.14	57,108	9.14
143.14-286.29	106,221	9.51	11,772	9.06

	4,618,380	6.74	2,844,347	5.80

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

e.Options granted to non-employees consultants:

The following table summarizes information about the Company's outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of December 31, 2020:

Grant Date	Options outstanding as of December 31, 2020	Exercise price	Exercisable as of December 31, 2020	Exercisable through
		$

January 9, 2013	3,400	2.34	3,400	January 9, 2023

No options were granted to non-employees during the years ended December 31, 2020, 2019 and 2018.

f.A summary of RSU activity for the year ended December 31, 2020, is as follows:

	Number of shares	Weighted average grant date fair value per share
		$
Unvested as of December 31, 2019	2,124,430	$98.50
Granted	1,054,030	$199.80
Vested	(956,651)	$93.16
Forfeited	(143,382)	$120.44

Unvested as of December 31, 2020	2,078,427	$150.87

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-INCOME TAXES

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

The Israeli corporate tax rate was 23% for the years ended December 31, 2020, 2019 and 2018.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

b.Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$(151,460)	$(85,369)	$(50,679)
Foreign	1,295	1,553	16,766

Loss before taxes on income	$(150,165)	$(83,816)	$(33,913)

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-INCOME TAXES (Cont.)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
Deferred tax assets:

Net operating loss carryforward	$30,481	$19,362
Capital losses carry-forwards	1	54
Operating lease liabilities	16,495	15,197
Research and development expenses carryforward	1,742	2,093
Share-based compensation	18,242	12,955
Depreciation differences	582	1,082
Accrued employees costs	3,506	1,774
Intra-entity intellectual property transfer(1)	-	1,835
Intangible assets	358	-
Tax advances	4,032	3,353
Other	139	189

Deferred tax assets	75,578	57,894

Deferred tax liabilities:

Convertible notes	$19,415	$8,990
Other financial income	15,343	-
Property and equipment	1,740	299
Operating lease ROU assets	14,999	14,401
Acquired Intangible assets	1,880	1,831
Share-based compensation	-	-
Other	1,574	209

Deferred tax liabilities	$54,951	$25,730

Valuation allowance	(6,797)	(30,470)
Deferred taxes are included in the consolidated balance sheets, as follows:

Long-term receivables	$1,813	$14,730

Long-term liabilities	$15,643	$13,036

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-INCOME TAXES (Cont.)

(1)During 2019, the Company completed an intra-entity transfer from US to Israel of certain intangible property (“IP”) rights associated with a subsidiary’s technology platform. This transfer resulted in an income tax expense for US tax purposes of approximately $15,000. As a result of the IP transfer, the Company utilized NOLs and consequently released the valuation allowance.

The Company has provided valuation allowances in respect of all deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established to reflect the Company's tax depreciation of property and equipment, net which differs from depreciation recorded in the consolidated financial statements and purchased technology as part of business combination.

d.Income taxes are comprised as follows:

	Year ended December 31,
	2020	2019	2018

Current	$(535)	$3,309	$4,188
Deferred	15,524	(711)	(981)

	$14,989	$2,598	$3,207

Domestic	$16,193	$(1,981)	$1,140
Foreign	(1,205)	4,579	2,067

	$14,989	$2,598	$3,207

e.A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2020	2019	2018

Loss before taxes on income	$(150,165)	$(83,816)	$(33,913)

Statutory tax rate	23%	23%	23%

Theoretical income tax expense	(34,538)	(19,278)	(7,800)

Deferred tax assets for which valuation allowance was provided	29,485	8,749	(1,925)
Non-deductible option expenses	(5,529)	(443)	12,609
Non-deductible expenses	627	2,280	824
Tax adjustment in respect of different tax rate of foreign subsidiary	345	(249)	(1,627)
Preferred enterprise benefits	23,700	9,732	-
Rate change impact	(57)	(93)	(174)
Intra-entity intellectual property transfer	-	196	-
Different tax rate	372	463	-
Foreign tax	-	102	1,182
Other	584	1,139	118
Income tax expense	$14,989	$2,598	$3,207

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-INCOME TAXES (Cont.)

f.Net operating loss carryforward:

As of December 31, 2020, the Company had carryforward operating and capital tax losses totaling approximately $248,203 and $5, respectively. $208,146 and $5 attributed to Israel that can be carried forward indefinitely.

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

In addition, during 2013, the Company had submitted a notification to the Israeli Tax Authorities ("ITA") and elect 2012 as year of election. Under the Investment Law and its Amendment and according to the tax decision, the Company is entitled to various tax benefits, defined by this law, under the "Alternative Benefits" track as a Beneficiary Enterprise.

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

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-INCOME TAXES (Cont.)

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

The above benefits are conditioned upon the fulfilment of the conditions stipulated by the law and regulations published thereunder. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI.

Management believes that the Company will meet the aforementioned conditions by the year of the elected operations.

As a result of the amendment, tax-exempt income generated under the provisions of the amendment will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Through December 31, 2020 the Company had not generated income under the provision of the new law.

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011(the 2011 Amendment).

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

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-INCOME TAXES (Cont.)

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

The Company evaluated the effect of the adoption of the Amendment 73 on its financial statements and determined to remain with the Beneficiary Enterprise Status".

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-INCOME TAXES (Cont.)

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

The Company remeasured all U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 22%.

j.Tax assessments:

The Company’s has final tax assessments through the tax year 2015.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-INCOME TAXES (Cont.)

k.Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2020	2019	2018

Opening balance	$2,030	$334	$1,378
Increases (decrease) related to previous and current year tax positions	(219)	1,696	(1,044)

Closing balance	$1,811	$2,030	$334

NOTE 14:-FINANCIAL INCOME, NET

	Year ended December 31,
	2020	2019	2018

Bank charges	$(539)	$(533)	$(310)
Income (expenses) related to hedging activity	(5,529)	963	1,435
Amortization of debt discount and issuance costs	(29,954)	(20,938)	(10,004)
Exchange rate loss	(2,352)	(2,905)	(3,522)
Other financial income(1)	69,042	-	-

Total expenses	30,668	(23,413)	(12,401)

Interest income	16,391	19,792	9,607

Total financial income (expenses), net	$47,059	$(3,621)	$(2,794)

(1)	This includes $66,709 of appreciation of valuation related to holdings in a privately held company, which the Company has held since 2012.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2020	2019	2018

Net loss available to shareholders of ordinary shares	$(165,154)	$(86,414)	$(37,120)

Denominator:

Shares used in computing net loss per ordinary shares, basic and diluted	54,425,056	50,504,698	48,017,188

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Year ended December 31,
	2020	2019	2018

Shares used in computing net loss per ordinary shares, basic and diluted	54,425,056	50,504,698	48,017,188

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:

Stock options	4,621,780	7,447,519	7,676,713
Restricted share units	2,078,427	2,125,440	2,090,512
Convertible Notes	4,428,999	3,104,251	3,104,251

	11,129,206	12,677,210	12,871,476

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.The Company applies ASC topic 280, "Segment Reporting", ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.The following tables present total revenues for the years ended December 31, 2018, 2019 and 2020 and long-lived assets as of December 31, 2019 and 2020:

Revenues:

	Year ended December 31,
	2020	2019	2018

North America (*)	$563,824	$414,775	$316,446
Europe	251,597	195,324	159,768
Latin America	51,053	51,108	46,232
Asia and others	122,286	99,881	81,258

	$988,760	$761,088	$603,704

(*)	Include revenue from USA in amount of $278,784, $363,431 and $481,098 for 2018, 2019 and 2020, respectively.

Long-lived assets and ROU:

	December 31,
	2020	2019

Israel	$56,684	$40,147
Europe and Asia	15,233	13,609
America	52,352	57,200

	$124,268	$110,955

NOTE 17:-SUBSEQUENT EVENTS

In March 2021, the Company acquired all outstanding shares of Miami-based restaurant ordering technology provider SpeedETab. The acquisition would be accounted for as a business combination.