Form 20-F
period 2021-12-31
Wix.com Ltd.
filed 2022-04-01
CIK 1576789

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the registrant had outstanding 57,254,189 ordinary shares, par value NIS 0.01 per share.

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

We define certain terms used in this Annual Report as follows:

•
“business solutions” means additional products and services other than Premium Subscriptions that are offered to our users to help them manage and grow their business online, such as communication tools, payment services and marketing products.

•
“Business Solutions Revenue” or “Business Solutions Bookings” refer to all revenue or bookings, as applicable, generated from business solutions and exclude any revenue or bookings, as applicable, included under Creative Subscriptions Revenue or Bookings, as applicable.

•
“Bookings” or “bookings” is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period.  Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from Business Solutions, as well as payments due to us under the terms of contractual agreements for which we may not yet have received payment.

•
“Creative Subscriptions Revenue” or “Creative Subscriptions Bookings” refer to revenue or bookings, as applicable, generated from premium subscriptions, including premium subscriptions bundled with vertical solutions and domain name subscriptions and exclude any revenue or bookings, as applicable, included under Business Solutions Revenue or Bookings, as applicable. Our total revenue is comprised of Business Solutions Revenue and Creative Subscriptions Revenue. Our total bookings is comprised of Business Solutions Bookings and Creative Subscriptions Bookings.

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

•	our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business;

•	our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our expected repurchase program;

•	our expectation that we will effectively manage the growth of our infrastructure;

•	changes we expect may occur to technologies used in our solutions;

•	our expectations regarding the outcome of any regulatory investigation or litigation, including class actions;

•	our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;

•
our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19 and as a result of the military invasion of Ukraine by Russia;

•
our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future;

•	our expectations with respect to the integration and performance of acquisitions;

•	our ability to attract and retain qualified employees and key personnel; and

•	our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and grow our partner activities as anticipated.

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

You should not rely upon forward-looking statements as predictions of future events.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Except as required by law, we undertake no obligation, and expressly disclaim any duty, to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A.        [Reserved]

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

Risks Related to Our Business and Our Industry

•	We may be unable to generate new premium subscriptions, retain existing premium subscriptions or increase the adoption of our business solutions.

•	Our selling and marketing activities may fail to generate new registered users or fail to increase the revenue we generate from premium subscriptions to the levels we anticipate.

•	We may be unable to maintain and enhance our brand or maintain a consistently high level of customer care.

•	We may be unable to generate significant revenues from sources other than our premium subscriptions.

•
We are subject to risks associated with international operations, risks related to the impact of the military invasion of Ukraine by Russia, and may be unable to localize our platform on an international scale.

•	We are exposed to risks associated with payment processing and the provision of financial services.

•	We are uncertain as to the impact of the COVID-19 pandemic on our users.

•	We may be subject to adverse impacts of exchange rate fluctuations.

•	We may be susceptible to failures of our third-party hardware, software and infrastructure, including third-party data center hosting facilities, and any failure to protect against cyber-attacks.

•	We may fail to manage the growth of our infrastructure and headcount effectively or fail to expand our infrastructure into additional geographic locations.

•	We may be unable to achieve profitability in the future.

•	Our ability to attract users may be limited if search engines and social networking sites change their listings or policies regarding advertising or data sharing.

•	The small business market for our solutions may be less lucrative than projected or we may fail to effectively acquire and service small business users.

•	Our relatively short operating history in a developing market and our increasing efforts to sell to new customer demographics, might make it difficult to evaluate our business.

•	Trends in sales are not immediately reflected in full in our operating results because we recognize revenues from premium subscriptions over the term of an agreement.

•	Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions, including inflation and interest rates.

•	Our Convertible Notes may impact our financial results and dilute existing shareholders, and we may fail to raise the funds to settle conversions of the Convertible Notes.

•	We may be unable to raise capital to pursue our growth strategy.

•	Our acquisitions and investments may not perform as expected.

Risks Related to Our Market and Competitive Landscape

•	We may fail to develop and introduce new products and services, or keep up with rapid changes in design and technology.

•	We may be unable to hire, integrate and retain highly skilled personnel.

•
We may be unable to attract a more diverse customer base such as partners, mid-size, large and enterprise level companies, design professionals and tech savvy users, for which we have developed more customized solutions.

•	We may face increased competition in a highly competitive market.

•	We may be unable to maintain market share for mobile sites and applications.

•	The demand for our solutions and platform could decline if we do not maintain compatibility with third-party applications.

•	Changes to technologies used in our solutions or upgrades of operating systems and Internet browsers may impact integration and the process by which users interface with our platform.

Risks Related to Privacy, Data and Cybersecurity

•	The security of the data we store in our systems, including personal information or business data of our users and their users, may be breached or otherwise subjected to unauthorized access.

•
We may fail to comply with data privacy and protection laws and regulations, as well as our contractual data privacy and security obligations, and the use and adoption of our services may be limited due to growing awareness of data privacy and protection laws.

•	The use of our products may be impacted by consumer protection laws and standards of conduct implemented by private organizations.

Risks Related to Our Intellectual Property

•
We may be unable to obtain, maintain and protect our intellectual property rights, and may be subject to claims (i) by third parties of intellectual property infringement, (ii) claims by our contractors or employees for remuneration or royalties for assigned service invention rights and (iii) claims challenging the use of open source software and/or compliance with open source license terms.

Risks Related to Other Legal, Regulatory and Tax Matters

•	We may be affected by the enactment of new governmental regulations regarding the Internet, which could hinder growth in the use of the Internet and increase our costs of doing business.

•	We may be liable, as a provider of online services, for the activities of our registered users or the content of their websites.

•	We could face liability from disputes over registration and transfer of domain names.

•	Trade and economic sanctions and export laws may restrict our business.

•
Changes in tax laws could adversely affect our tax position and financial results, and U.S. states and/or other jurisdictions in which we conduct our business may seek to impose taxes on Internet sales.

•	We would be adversely affected if we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

•	We could be adversely affected by violations of anti-bribery laws.

Risks Related to our Ordinary Shares

•
Our share price may be volatile and may fluctuate substantially, including due to (i) any failure to meet financial guidance or repurchase our ordinary shares pursuant to our anticipated repurchase program, (ii) sales of our ordinary shares by directors, officers or large shareholders, (iii) actions of activist shareholders, (iv) our ability to maintain our foreign private issuer status, (v) risks of being  treated as a controlled foreign corporation or passive foreign investment company for US federal income tax purposes and (vi) provisions of Israeli law and our articles of association that may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Risks Relating to Our Incorporation and Location in Israel

•
Conditions in Israel could materially and adversely affect our business, including (i) the obligations of personnel to perform military service, (ii) differences in Israeli law compared to laws of other jurisdictions, (iii) the continued availability of local tax benefits and (iv) difficulties enforcing a U.S. judgment against us or assert U.S. securities laws claims in Israel.

For a more complete discussion of the material risks facing our business, see below.

Risks Related to Our Business and Our Industry

Our results of operations and future revenue prospects will be harmed if we are unable to generate new premium subscriptions, retain existing premium subscriptions or increase the adoption of our business solutions through new or existing users.

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

The renewal rate of premium subscriptions also significantly impacts the overall number of premium subscriptions and, as a result, our revenues. One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. Premium subscriptions renewing on a yearly or multi-year basis allow for fewer opportunities of failure to renew such subscription than monthly subscriptions, whether deliberately or through failure to update payment information upon expiration. As of December 31, 2021, yearly and multi-year premium subscription packages constituted approximately 85% of all active premium subscriptions. Substantially all of our premium subscriptions currently renew automatically at the end of each subscription period unless premium subscribers actively cancel the automatic renewal of their subscription in advance or if we are unable to renew their subscription. A number of factors could impact our ability to attract users in order to generate new premium subscriptions, to retain our existing premium subscriptions, and to increase revenue from such premium subscriptions including through the adoption of our business solutions. These factors include:

•	the quality and design of our platform compared to other similar solutions and services;

•	our ability to develop the required new technologies or offer new and relevant products and service offerings to our users;

•
a reduction in our users’ spending levels or desire to create a web presence, including due to macro-economic forces including rising levels of inflation or other global circumstances beyond our control, such as the effects of the COVID-19 pandemic;

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

•
competitive factors affecting the software as a service, or SaaS, business market, including the competitive landscape and the strategies that may be implemented by our competitors and the ease with which a user can switch to a competitor;

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

We acquire new registered users, who may purchase premium subscriptions and business solutions over time, through paid marketing channels, such as cost-per-click advertisements on search engines, social networking sites and through our affiliates program, targeted and generic banner advertisements on other sites, and social network influencers who promote our platform. We also acquire new registered users through free traffic sources that lead to our platform, including online searches for our “Wix” name or organic search results for other key words relating to our business, user referrals, and word-of-mouth. If we lose access to one or more of these channels because the costs of advertising become prohibitively expensive or for other reasons, we may not be able to promote our brand effectively, which could limit our ability to grow our business.

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

In order to maintain and grow our revenues, we need to continuously optimize and diversify our marketing campaigns and strategies, aimed at acquiring new registered users, in particular those who are more likely to purchase premium subscriptions, increase the revenue for each premium subscription acquired, including through adoption of business solutions, and in addition increase our sales efforts aimed at acquiring new partners. In the years ended December 31, 2021, 2020 and 2019, advertising expenses were $284.5 million, $282.8 million and $187.3 million, respectively, representing 22%, 29% and 25% of our revenues, respectively. To help optimize and diversify marketing campaigns online, we conduct search engine optimization and A/B testing, a marketing approach that aims to identify which changes to our website will increase or maximize user interest and the purchase of premium subscriptions and further adoption of our business solutions.  We also rely upon the assumption that historical user behavior can be extrapolated to predict future user behavior, and we structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes, such as purchasing premium subscriptions and adoption of business solutions to enhance such premium subscriptions. However, we may fail to accurately predict user acquisitions or interest or to fully understand or estimate the conditions and behaviors that drove historical user behavior, in particular during turbulent global economic times that lead to inflation or supply chain challenges, and, thus, fail to generate the return on marketing we expect.  Even if we understand historical patterns, our predictions could be inaccurate. For example, events outside our control, such as announcements by our competitors or other third parties of significant business developments or the effects of the COVID-19 pandemic, have in the past adversely affected the returns we had anticipated on our marketing expenses in the short-term. If any of our marketing campaigns prove less successful than anticipated in attracting registered users that purchase premium subscriptions and other business solutions, if the levels of organic or free traffic to our site decrease, if our brand perception is harmed, if our sales efforts to partners or new user demographics are unsuccessful, or if we experience an unexpected increase in the marginal acquisition cost of new registered users, we may not achieve our return on investment targets within the timeframe we expect for such return on marketing investments, and our rates of premium subscription acquisitions and revenue per subscription may fail to meet market expectations, which could have a material adverse effect on our results of operations and share price.

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

Maintaining, promoting and enhancing the Wix brand is critical to expanding and retaining our base of users that may purchase premium subscriptions and business solutions over time. Our Wix brand is promoted through free sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines. The following factors and events may contribute to our inability to maintain and enhance our brand, or damage our reputation and brand:

•
Any local or global unfavorable media coverage or negative publicity about our industry or our company, including as a result of us taking political positions which may not be seen as favorable to all audiences;

•
Our ability to continue to provide high-quality, well-designed, useful, reliable, secure, data privacy protective, innovative and relevant solutions and services, which we may not do successfully or may not do as successfully as our competitors;

•	Introduction of new solutions or terms of use that users do not like;

•	The ability of our Customer Care team to provide customer support to our users at a highly professional level;

•
Our international branding efforts may prove unsuccessful due to language barriers, an unfamiliar regulatory landscape, and cultural differences, and we may therefore be unsuccessful in establishing strong brand adoption in new markets and geographic locations;

•
Negative experiences our users have with using third-party applications and websites integrated with Wix, including through our App Market, including if they do not meet users’ expectations of quality, data privacy or security;

•
A portion of our partners customarily builds websites for their customers using our platform and may fail to do so successfully or to the satisfaction of their customers, which may harm our brand and reputation;

•	Certain third-party providers that our users rely on, may discontinue their engagement with us, which could have an adverse effect on our reliability and reputation;

•
Errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platform, including the products and solutions we license from third parties, may harm our reputation and brand and adversely affect our ability to attract new users and premium subscribers, especially if these errors occur when we introduce new services or features, all of which may reduce our revenues;

•
If our social media advertisements are unappealing to certain audiences or are showcased within content that is unappealing to users, or if we remove or fail to remove content that may or may not be perceived as offensive or controversial to certain audiences, our brand and reputation may be harmed;

•
If we are unable to block fraudulent users from conducting their business on our platform or if we fail in blocking illegal activity, such as money laundering or drug trafficking, from taking place on our platform, our reputation and our results of operations, in particular in our online commerce offering may be harmed; and

•
If users, partners, or third parties with whom we work violate applicable laws or our policies, those violations could result in other liabilities for us and could harm our business. Such violations may also negatively impact our reputation and brand in ways that could cause additional harm to our business, for example creating a negative consumer or regulatory perception around the use of our products.

In recent years, increasing attention has been given to corporate activities related to environmental, social and governance (ESG) matters including increasing attention on and demands for action related to climate change and diversity, equity and inclusion matters. If we do not adapt to or comply with expectations, standards, and regulations on ESG matters as they continue to evolve, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage.

We could also become the target of organized activist groups seeking to bring attention to elements of our brand, products, business model, employment practices, advertising, spokespeople, locations, countries in which we operate, organizations or matters we support, or other matters of our business in order to gain support for their interests or deter us from continuing practices with which they disagree, such that our brand, company culture or results of operations could be harmed.

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

We believe our focus on customer care is critical to retaining, expanding and further penetrating our user base, as well as converting registered users into purchasing premium subscriptions and adopting our business solutions. As a result, we have invested in the quality, training and expansion of our Customer Care operations and call center personnel in many of our global locations.

In 2020, as part of our response to COVID-19 restrictions, we shifted our Customer Care workforce to work remotely or in a hybrid model, which may in the future result in negative impacts on the productivity of such workforce.

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

In addition to Creative Subscriptions Revenue, we generate Business Solutions Revenue from additional products and services that are offered to all of our users to enhance their digital presence, including email services provided by Google Workspace, applications sold through our App Market or elsewhere on our platform or platforms operated by our subsidiaries, Ascend by Wix, Wix Answers, Wix Logo Maker, and from revenue sharing agreements we have for sale of payments services through Payments by Wix, paid ad campaigns and shipping services. We cannot offer any assurances that the Business Solutions Revenue will continue to grow at a similar pace as in prior years or that sales of applications or other value-added solutions and services we may offer in the future will be a significant part of our revenues.  Material changes in our agreements with certain providers may significantly affect our ability to generate revenues from sources associated with such providers.  If we do not succeed in selling these solutions, our future prospects may be adversely affected.

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

We currently have users worldwide, and we expect to continue to increase the volume of our operations worldwide in the future. However, our operations in various countries subject us to risks which may include:

•	difficulties related to contract enforcement, including our terms of use;
•	compliance with foreign laws and regulations applicable to cross-border operations including export controls;
•	customization of our services and business solutions to be compliant with local laws and regulations applicable to our users and their customers;
•	monitoring changes and addressing conflicting laws in areas such as consumer protection, anti-money laundering and copyright;
•	lower levels of internet use in certain geographical locations;
•	data privacy and data localization laws that may require, for example, that user data and data of our users’ consumers be stored and processed in a designated territory;
•	tax consequences, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;
•	personnel culture differences and varying economic and political climates such as the military invasion of Ukraine by Russia;
•	currency exchange rates and restrictions related to foreign exchange controls;
•	different sources of competition;
•	uncertainties and instability in European and global markets and increased regulatory costs and challenges and other adverse effects caused by the United Kingdom’s withdrawal from the European Union;
•	different customer spending levels, in particular in light of the ongoing COVID-19 pandemic, rising inflation and other global economic trends; and
•	lower levels of credit card use, access to online payment methods, and increased payment risks.

These factors, or other factors, may cause our international costs of doing business to exceed our expectations and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.

We are in the process of localizing our products in certain territories, including the languages and currencies we use, expanding our systems to accept payments in forms that are common in those targeted markets and tailoring our Customer Care, to provide our users with a local experience and cater to their specific needs. We intend to continue our international expansion efforts, including through partners who can assist us to penetrate new markets. To achieve our goals, we must continue to hire and train experienced personnel to staff and manage our international expansion. Our international expansion efforts may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target, or if we were to engage with a partner who is not appropriately qualified to operate in local markets. In addition, the expansion of our existing international operations and entry into additional international markets, in particular in emerging markets, has required, and will continue to require, significant management attention and financial resources. We may also face pressure to lower our prices to compete in emerging markets, which could adversely affect revenue derived from our international operations.

Our efforts to also expand our presence in certain emerging markets presents challenges that are different from those associated with more developed international markets. In particular, regulations limiting the use of local credit cards and foreign currency could constrain our growth in certain countries.  For example, regulations in certain countries do not permit recurring charges on credit cards. We have established subsidiaries in certain foreign jurisdictions and may continue to expand into new jurisdictions to facilitate local payments, and may be subject to local regulations in such respective jurisdictions. Countries or states may be subject to governmental sanctions, or sanctions established by payment processing or other companies, which could restrict our ability to charge users. Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods, including offline methods, and we may encounter sudden currency devaluations. Currency controls in emerging countries may make it hard for us to repatriate bookings or profits that we generated in a particular country.

These and other factors associated with our international operations could impair our growth prospects and adversely affect our business, operating results and financial condition.

Our operations in and connected to Ukraine may be materially impacted on a long-term basis as a result of the ongoing war initiated by Russia in Ukraine, and our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy resulting from the war in Ukraine.

We have had operations in Ukraine since 2013. As of the year ended December 31, 2021, we engaged 871 contractors in Ukraine either directly or through a third-party service organization, as well as 11 employees. Our Ukraine team members are primarily focused on research and development activities and Customer Care, with approximately 56% of such team members in engineering roles and approximately 44% in Customer Care roles.  As a result of the military invasion of Ukraine by Russian forces that began on February 24, 2022, some of our Ukraine team members have relocated to other countries and some have relocated within Ukraine, with many unable to fully perform all or some of their work duties.

Our business continuity plan includes the relocation of team members that are critical to our operations, reassigning work to other geographies within our global footprint, accelerating hiring in locations outside of the region, and monitoring the developing situation to protect the safety of our people and their families and handle potential impacts to our development infrastructure and our ability to deliver products and services to our users. However, there is no assurance that our continuity plans will fully address these issues, which may adversely affect our business, operating results and financial condition. Moreover, our Ukrainian team members currently working from other countries may be deemed to have established a permanent establishment in such locations, and we may be or may become subject to tax and other regulations in such countries as well as in Ukraine.

Additionally, the conflict between Ukraine and Russia has led to sanctions being levied by the United States, the European Union, the United Kingdom, and other countries against Russia, Belarus, and certain regions in Ukraine, which could impact our business for an unknown period of time.

Although the severity, duration and geographic scope of the ongoing war are highly unpredictable, the war in Ukraine could materially disrupt our operations in and connected to Ukraine and other parts of the world affected by the war, divert management attention, increase our costs and may disrupt future planned development in Ukraine.

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

In addition, we facilitate payment collection by our users from their users through Payments by Wix, which enables our users to accept payments for goods and services sold online to their customers, from a variety of payment providers, on major credit and debit cards. This includes Wix Payments, our proprietary payment service, as well as third-party payment processors.

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

•
increased costs and diversion of management time and effort and other resources to deal with user onboarding and fraudulent transactions or chargeback disputes, which may increase in an economic downturn if users become insolvent, bankrupt or otherwise unable to fulfill their commitments;

•
potential fraudulent or otherwise illegal activity by our users, their users, developers, employees or third parties, which could lead to increased liability, in particular with respect to our Wix Payments operations;

•	our reliance on third parties such as gateways, payment service providers and acquiring banks, which may face down time and thus affect our cash flow;

•	restrictions on funds or required reserves related to payments; and

•	additional disclosure requirements, including new reporting regulations and new credit card associated rules.

Depending on how Payments by Wix evolves, we may currently, or in the future, be subject to laws and regulations, either in existing or new jurisdictions, relating to our payment facilitation services and provision of financial services, including with respect to foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. In certain cases, such as under Wix Payments, we act as a payment facilitator for our users, pursuant to which we are required to monitor our users’ activity to ensure their compliance with certain standards applied by the payment card network or the payment providers we are partnered with. We may fail to appropriately monitor our users’ activity and be subject to liability.

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

A regional or global health epidemic or pandemic, such as the COVID-19 pandemic and its variants, may have a material adverse impact on our users and could harm our operations and business results.

A regional or global health epidemic or pandemic, such as the ongoing COVID-19 pandemic and its variants, as well as the duration and implementation of measures attempting to contain and mitigate the effects of the virus, including travel restrictions, quarantines, shutdowns and restrictions on trade, and residual impacts of a health crisis may continue to disrupt our operations and the operations and business results of our users and our users of users.

We modified our operational practices in response to the COVID-19 pandemic including shifting the majority of our employees to a primarily hybrid work model, limiting business travel and shifting many events to a virtual format, and we continue to adapt our operational practices in response to local conditions or as required by government authorities or as we determine is warranted. To date these modified operational practices have not materially impacted our productivity or efficiency, but our ability to continue product development, marketing efforts, sales efforts with our partners and other aspects of our business could be impacted in the future. In addition, our management team has spent, and may continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and the associated impacts, including the economic impact on our business and on our workforce.

The impact on our business of existing and future variants of the COVID-19 virus, as well as residual effects of the COVID-19 pandemic is uncertain and depends on potential future viral outbreaks, the effectiveness of government policies, vaccine administration rates and other factors that may not be foreseeable. In addition, the impact of the eventual recovery on our business is uncertain. For example, the potential shift of commerce away from online purchases as pandemic related restrictions are lifted, may cause certain of our users, particularly those using our online commerce solutions, to experience decreases in transaction volume. If this were to occur, our business, financial condition, and operating results could be adversely impacted.

The COVID-19 pandemic has also contributed to heightened uncertainty in the global economy which may demotivate our users from further enhancing their business footprint. If economic growth slows or if a recession develops, prospective users may not start new businesses and consumers may not have the financial means to make purchases from our users and may delay or reduce discretionary purchases, negatively impacting our users and our results of operations.

As a result, it is not possible at this time to estimate the full and long-term impact of COVID-19 on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Exchange rate fluctuations may negatively affect our results of operations.

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2021, approximately 68% of our revenues were denominated in U.S. dollars and approximately 32% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, and the Brazilian Real. In 2021, approximately 69% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 26% in New Israeli Shekels, or NIS.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any).  We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have increased our net loss by approximately $41 million in 2021. We estimate that a 10% concurrent devaluation of foreign currencies including Euro, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos and Russian Ruble against the U.S. dollar would have increased our net loss by approximately $37 million in 2021. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses and revenues, as appropriate and as reasonably available to us.  We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could adversely affect our business.

We rely on collocated servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, and we have additional data centers in other locations to improve our performance. The vast majority of our data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon.com, Inc., as well as by additional providers that we may need for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment is stored in servers leased from Equinix, Inc. If our server providers are unable or cease, for any reason, to make their data centers available to us without sufficient advance notice, we would likely experience delays in billing our users, until migration to an alternate data center provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services with which we are engaged, do not guarantee that our users’ access to our platform will be uninterrupted or error-free. We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, industrial espionage, intentional acts of vandalism, terrorist attacks, fraud and other misconduct. Problems faced by our third-party vendors and partners, including hosting providers, technological or business-related disruptions, as well as cybersecurity threats, could adversely impact our business and results of operations, as well as the experience of our users, which in turn could adversely impact our business and results of operations.

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

Our results of operations and business could be harmed if we fail to manage the growth and operation of our infrastructure effectively.

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

We have experienced rapid growth in headcount, both locally and internationally, and expect continued future growth. If we fail to manage our growth in headcount effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. Furthermore, our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, or due to changes in workplace practices resulting from COVID-19 restrictions, our business, financial condition and results of operations may be harmed.

As of December 31, 2021, we had 5,929 employees and contractors, which represents an approximately 28% net growth in headcount since December 31, 2020. We have personnel in Tel Aviv, Haifa and Beer Sheba in Israel; San Francisco, Miami, New York, Phoenix, Denver, Cedar Rapids, Austin, and Los Angeles in the U.S.; Ottawa and Vancouver, Canada; Kyiv, Lvov, and Dnipro in Ukraine; Vilnius, Lithuania; Dublin, Ireland; New Delhi, India; Berlin and Karlsruhe, Germany; Tokyo, Japan; London, UK; Sao Paulo, Brazil; Krakow, Poland; Paris, France; and Sydney, Australia.  As a result of the military invasion of Ukraine by Russian forces that began on February 24, 2022, some of our Ukraine team members have relocated to other countries or within Ukraine, and our sites in Ukraine are currently non-operational. We intend to further expand our overall business, including our headcount, and we may face challenges in certain locations finding suitable office spaces that can accommodate our growth and allow us to maintain our corporate culture. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures in particular as our work force continues to temporarily operate through a hybrid model, and we may not be able to do so effectively. Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources.

In addition, we believe that an important contributor to our success has been, and will continue to be, our corporate culture.  As we continue to grow and evolve both in Israel and internationally, we must effectively integrate, develop and motivate a growing number of new employees.  As a result of our rapid growth, we may find it difficult to build and maintain our strong corporate culture, in particular for newly hired employees who joined us immediately prior to and during the COVID-19 pandemic and have not been able to fully absorb our corporate culture, which could limit our ability to innovate and operate effectively.  Additionally, while most of our operations can be performed remotely, there is no guarantee that we will be as productive or efficient while working remotely or through a hybrid model, over the long term or that we will be able to fully scale our operations to support effective global remote work. In particular, the ongoing Russian-Ukrainian war may require our Ukrainian team members to work remotely for a significant amount of time, and with uncertainty regarding their future work location. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute our business strategy.

We have a history of operating losses, expect to incur operating losses in the future, and may not be able to achieve profitability in the future.

We have incurred net losses in each fiscal year since our inception and, as of December 31, 2021, we had an accumulated deficit of $648 million. We expect that our operating expenses will continue to increase in the near term, primarily from increased selling and marketing expenses related to user acquisition activities and increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions and expenses related to the expansion of our Customer Care operations. We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining and increasing the amount of revenues per premium subscription to achieve profitability. Nevertheless, if we are unable to grow our premium subscriptions at the required rate or maintain or increase revenues per premium subscription, if we incur expenses that we believe are necessary or desirable (such as to invest in businesses, research and development or technologies that we believe will be important for our business) or if we incur unexpected expenses, we may be unable to achieve profitability at the time expected by investors, or at all. Even if we achieve profitability, we may be unable to achieve or sustain profitable operations.

We rely on search engines and social networking sites to attract a meaningful portion of our registered users and for select social media data, and if those search engines or social networking sites change their listings or policies regarding advertising or data sharing, become subject to restrictive regulatory initiatives, or increase their pricing or suffer problems, it may limit our ability to attract new users or collect valuable data.

We rely on search engines and social networking sites to attract new users, and many of our registered users locate our website and solutions by clicking through on search results displayed by search engines such as Google and Yahoo!, and advertisements on social networking and other media sites such as Facebook and YouTube. Search engines typically provide two types of search results, organic (i.e., non-paid) and purchased listings. Search page ranking level based on natural search results is determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased.  Advertisers can also pay search engines to place listings more prominently in search results and websites to attract users to their websites.  We rely on organic searches to attract free traffic to our website. We seek to increase the likelihood that our website is displayed prominently when a potential user searches for a way to build a website. Nevertheless, we cannot be sure that our efforts to optimize search engine results will succeed.  Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. Additionally, if the costs of search engine marketing services increase, we may incur additional marketing expenses, we may be required to allocate a larger portion of our marketing spend to this channel, or we may be forced to attempt to replace it with another channel (which may not be available at reasonable prices, if at all), and our business, financial condition and results of operations could be adversely affected.  In addition, some of the social media data provided by these search engines or social networking sites that we analyze to improve our strategy for attracting users to our platform, are provided to us pursuant to third-party data sharing policies and terms of use or under data sharing agreements by third-party providers. If search engines or social networking sites on which we rely for algorithmic listings or for data collection, modify their algorithms or change their terms of use or policies, or become subject to restrictive regulatory initiatives such as the proposed Digital Markets Act in the European Union or other competition legislation, our websites may appear less prominently or not at all in search results, which could result in fewer potential users or potential partners clicking through to our website, and our ability to collect data may be impaired. Furthermore, competitors may bid on our name from search services in an attempt to capture potential traffic. Preventing such actions and recapturing potential traffic could increase our expenses.  Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising or could also interpret our data collection policies or practices as being inconsistent with their policies. If any change to these policies delays or prevents us from advertising through these channels, this could result in fewer users clicking through to our website and could harm our ability to generate revenue from these potential users and collect valuable data. Additionally, new search engines, social networking sites, video streaming services and other popular digital engagement platforms may develop in specific jurisdictions, or more broadly, that reduce traffic on existing search engines, social networking sites and video streaming services where we advertise. Moreover, the use of voice recognition technology such as Alexa, Google Assistant, Cortana, or Siri may drive traffic away from search engines, potentially resulting in reduced traffic to our website.

Our business will suffer if the small business market for our solutions proves less lucrative than projected or if we fail to effectively acquire and service small business users.

A significant portion of our premium subscriptions are from small businesses.  Small businesses frequently have limited budgets and may choose to allocate resources to items other than our solutions, especially in times of economic uncertainty or recessions, such as the COVID-19 pandemic or supply chain challenges and inflationary trends which may have a long-term impact on the global economy. We believe that the small business market is underserved, and we intend to continue to devote substantial resources to it, including through our partners who sell directly to their customers, some of which are small businesses.  We aim to grow our revenues by adding new small business customers, selling additional business solutions to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium solutions. If the small business market fails to be as lucrative as we project or we are unable to market and sell our services to small businesses effectively, directly or through our partners, our ability to grow our revenues quickly and become profitable will be harmed.

Our relatively short operating history in a developing market and our increasing efforts selling to new customer demographics might make it difficult to evaluate our current business and future prospects, and may increase the risk that we will not be successful.

We operate in a relatively new developing market, compared to older and more established industries, the development of which may be difficult to predict, and that may not develop as expected. In addition, we have recently increased our efforts to sell our services to new customer demographics including partners with whom we have less experience selling to, and we may overestimate the size of such markets. You should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to that the impact of the COVID-19 pandemic and related restrictions may mask such trends, that elements of our business strategy, including the increased focus on sales to and through partners and development of our  commerce solutions, remain subject to ongoing development, and that new competitors may enter our market and existing competitors are also growing their businesses, including through consolidation and mergers and extension of their marketing budgets.

Because we recognize revenues from premium subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in full in our operating results.

A majority of our revenues are recognized over the term of our contracts.  As a result, much of the revenue we report each quarter is the recognition of deferred revenue from premium subscriptions entered into during previous quarters.  Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed subscriptions in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters.  Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not fully reflected in our results of operations until future periods.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions, including inflation and interest rates.

At December 31, 2021, we had liquid assets totaling $1,706.9 million, comprised of $863 million in cash and cash equivalents and short-term deposits and $843.9 million in short-term and long-term marketable securities. Our investments are subject to general credit, liquidity, inflation, and interest rate risks. The performance of the capital markets affects the values of the funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, and the continuing turmoil in the financial markets, especially due to the uncertainties related to COVID-19 and the Russian military invasion of Ukraine, may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are generally recognized as other comprehensive income, or OCI, which is a separate component of equity until realized. Realized and credit losses related to our investments portfolio may adversely affect our financial position and results.

Any significant decline in the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

Our Convertible Notes may impact our financial results, result in the dilution of existing shareholders and create downward pressure on the price of our ordinary shares.

In June and July of 2018, we sold $442.75 million aggregate principal amount of 0.00% Convertible Senior Notes due 2023 (of which $362.7 million was outstanding as of December 31, 2021), and in August 2020 we sold $575 million aggregate principal amount of 0.00% Convertible Senior Notes due 2025 (all of which were outstanding as of December 31, 2021), or the “Convertible Notes.” The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. The Convertible Notes may be converted, under the conditions and at the premium specified in the Convertible Notes, into cash and our ordinary shares (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes, repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.

Holders of the Convertible Notes will have the right under the indenture governing the Convertible Notes to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable fundamental change repurchase date. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted or repurchased. Although we entered into privately negotiated capped call transactions, or the “Capped Call Transactions” which are expected generally to offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes, we may not ultimately receive such cash payments from the sellers of the Capped Call due to credit restrictions or due to other events beyond our control, or we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of such Convertible Notes surrendered or pay cash with respect to such Convertible Notes being converted.

In addition, our ability to repurchase or to pay cash upon conversion of Convertible Notes may be limited by law, regulatory authority, restrictions vested in the sellers of the Capped Call, or agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the applicable indenture or to pay cash upon conversion of such Convertible Notes as required by the applicable indenture would constitute a default under such indenture. A default under either of the indentures or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or to pay cash upon conversion of the Convertible Notes.

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

From time to time, we evaluate potential strategic acquisition or investment opportunities to support strategic business initiatives.  Any transactions that we enter into could be material to our financial condition and results of operations. We acquired U.S.-based SpeedETab, Inc. in February 2021, Israeli-based My Treat Ltd. in April 2021, and U.S.-based Modalyst, Inc., in June 2021. The process of integrating an acquired company, business or technology, could create unforeseen operating difficulties and expenditures. We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition or any other complementary businesses or technologies we acquire in the future. Acquisitions and investments we evaluate from time to time may carry with them a number of risks, including the following:

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

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment. In the future, if our acquisitions do not yield expected returns or if the valuations supporting our acquisitions or investments change, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments we evaluate from time to time could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and expenses and harm our business, results of operations and financial condition.

Risks Related to Our Market and Competitive Landscape

If we fail to develop and introduce new products and services, or maintain existing products and services provided to us by third parties that are significant to our registered users as well as our partners, or if we fail to keep up with rapid changes in design and technology, our business may be materially adversely affected.

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

We invest significant time and effort in the research and development of new and upgraded solutions and service offerings to serve our users, including the development of vertical solutions for specific business segments, various design elements, such as customized colors, fonts, content and other features, including through Editor X, our new responsive editor geared towards design professionals, and our full-stack no-code/low-code development platform, Velo by Wix, intended to attract developers to our platform. Our product research and development efforts also extend to products, features, applications, and integrations required by our partners to be able to address their needs and the needs of their customers, including back-office and administrative capabilities. It can take our design team and developers months to update, code and test new and upgraded solutions and services and integrate them into our platform. Furthermore, the introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending.

We must also identify which user demographics require immediate solutions, such as users of our online commerce solutions for example, who needed to quickly enhance their online commerce offerings in the wake of COVID-19, while regularly managing our existing offerings, as we continually test, support, and market these solutions and applications. We also need to ensure the continued collaboration with certain third-party products and services that are included in our offering and are significant to our customers, such as Google Workspace, which allows our users to create a personalized Gmail email address using their domain name.

If we are unable to successfully enhance our existing products to meet evolving user and partner requirements and increase adoption and usage of our products and third-party products, if we are unable to maintain existing products provided to us by third parties that are significant to our  users, if our efforts to increase the usage of our products are more expensive than we expect, or if our solutions fail to achieve widespread acceptance, users and potential users may adopt the products and services of our competitors and our revenues and competitive position could be materially adversely affected.

We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our rapid growth.

Our future success and ability to maintain effective growth will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, designers, developers, product managers, Customer Care representatives and finance and legal personnel. In addition to hiring and integrating new employees, we must continue to focus on retaining our best employees who foster and promote our innovative corporate culture, which has proved more challenging to promote with the majority of our workforce, including newly hired employees, having shifted to a hybrid workplace atmosphere as a result of COVID-19 restrictions.

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which require us to compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region, in particular given the growing number of local companies that are expanding their development activities, and the growing number of multinational corporations establishing a presence in Israel. The Israeli high-tech industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in local job openings, and intensified competition between employers to attract qualified employees in Israel.

We also engage developers in Ukraine, Lithuania, Germany and Poland to benefit from the significant pool of talent that is more readily available in each of those markets. Currently, due to the impact of the war initiated by Russia against Ukraine, most of our Ukrainian team relocated to countries outside of Ukraine or to different locations within Ukraine and may not be able to fully perform their work duties. As a result, we may be required, in the long term, to make additional expenditures to retain our personnel in those areas and/or hire additional personnel in order to meet user demand.

Many larger companies expend considerably greater amounts on employee recruitment than we do, and may be able to offer more favorable compensation and incentive packages than we do.  If we cannot attract or retain sufficient skilled research and development, marketing, operations and Customer Care professionals in our existing locations or in new locations, our business, prospects and results of operations could be materially adversely affected. We have also experienced, and increasingly expect to experience, a competitive hiring environment in additional locations in which we operate.

Moreover, if we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer.  Key personnel may further solicit other team members to leave with them, and our business could suffer from an additional loss of talent. We do not carry key person insurance on any of our executive officers or other key personnel.  We have entered into employment and services agreements with our executive officers and key employees that contain non-compete covenants. Despite these agreements, we may not be able to retain these officers and employees. If we cannot enforce the non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or prevent our employees from establishing their own competing ventures, either of which could materially adversely affect our business and results of operations. To the extent we hire personnel who were previously employed by our competitors, we may be subject to allegations that they have been improperly solicited or that they divulged proprietary or other confidential information. In addition, we have grown significantly in recent years and it may be harder to retain employees that seek to work in a smaller organization.

We may need to invest significant amounts of cash and equity to attract and retain employees, and we may never realize returns on those investments. While we intend to issue restricted stock units or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee share-based compensation under our equity grant programs which may increase the pressure to limit share-based compensation, coupled with pressures to limit share-based compensation in order to decrease overall dilution overhang rates. Furthermore, many of our employees were granted equity awards when our share price was significantly higher than current prices, and a further drop in our share price due to market fluctuations or other factors may reduce their motivation to continue to work for us.

In addition, due to the high profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and/or increase retention costs.

If we are unable to attract a more diversified customer base, such as partners, mid-size, large and enterprise level companies, design professionals and tech-savvy users, for which we have developed more customized solutions and applications, our business, growth prospects and operating results could be adversely affected.

Our business has been focused in the past few years on serving users who are considering starting a business, as well as small or medium-sized businesses and ventures that are up and running but need help growing and expanding their digital capabilities. Recently, our business also began to focus on new user demographics, such as partners, which include mid-size, large and enterprise level companies, for which we are developing new features and applications, such as back office functionality required to serve their customers and manage a large volume of premium subscriptions and business solutions. Some of our newly developed products are suited for more technically skilled users or web developers, such as Velo by Wix, which enables our users to build advanced and content-rich websites and applications using their advanced development capabilities. In February 2020, we introduced Editor X, a website creation platform offering advanced design and layouting capabilities specifically targeted at design professionals. If we are unable to increase sales of our products to partners, mid-size, large and enterprise level companies, tech-savvy users, or other customer segments we may target, our estimated total addressable market may be overstated and our business, growth prospects and operating results may be adversely affected.

We may face increased competition in a highly competitive market.

While there are other providers who offer features similar to those found in our solutions, we believe that we do not compete with traditional web development firms as we focus not only on web development but also on creativity, technology, design and complementary business solutions.  Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers and large service companies who offer online commerce capabilities, domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or to have one built by their workforce. Additionally, we may face competition from other companies that offer solutions that are competitive with the features offered within our business solutions, such as email service providers, payment facilitators, customer service platforms, and logo designers.  Furthermore, it is possible that other providers may in the future decide that offering a comprehensive platform similar to our platform represents an attractive business opportunity.  In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, a longer operating history, more extensive commercial relationships in certain jurisdictions, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources.  Such a competitor may use these advantages to offer solutions and services similar to ours at a lower price, develop different or niche solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. We may also face competition from companies that offer their products and services to web design agencies and development professionals, like our partners, who create a web presence for their own customers. Increased competition could result in us failing to attract users and sell premium subscriptions or business solutions, including through our partners, at the rate we expect, or maintain or increase our revenues from such premium subscribers.  It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.

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

The attractiveness of our platform depends, in part, on our ability to integrate third-party applications and services which our users desire, into their websites, or develop and offer those applications independently. Third-party application providers may change the features of their applications and platforms or alter the terms governing the use of their applications and platforms in an adverse manner.  Further, third-party application providers may discontinue their engagement with us, or refuse to partner with us, or limit or restrict our access to their applications and platforms.  Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business.  Additionally, competitors may offer functionality which our users desire, that is better than the functionality of third-party applications or integrated solutions in our platform.  If we fail to integrate our platform with new third-party applications that our users need for their websites or develop them independently, or adapt to the data transfer requirements of such third-party applications and platforms or any other requirements, we may not be able to offer the functionality that our users expect, which would negatively impact our offerings and, as a result, harm our business.

Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which registered users interface with our platform.

The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise.  In the future, providers of Internet browsers could introduce new features that would make it difficult to use our platform. Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications or terms of use such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites.  For example, major Internet browsers, such as Firefox, Microsoft Edge, Google Chrome or Safari, could become unstable or incompatible with HTML5-based products and solutions.  Similarly, any new features introduced by operating system providers, such as Google or Apple, could adversely impact the use of our platform via our mobile application. Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for registered users to access our mobile application or our platform as a whole, or their users to access our registered users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects.

Risks Related to Privacy, Data and Cybersecurity

If the security of the data we store in our systems, including personal information or business data of our users and their users, is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

Due to the nature of our business, our systems and the systems of our cloud providers with which we contract, store large amounts of data including our data, data of our prospective and registered users, as well as data relating to the visitors, customers and users of our users, which we refer to as our users of users. We also maintain certain personal data of our personnel and job candidates. Such data that we store may include email addresses, geo-location, usage data, business data, passwords and also billing information, such as encrypted credit card numbers, full names, billing addresses, phone numbers and additional information they may view as confidential. Third-party applications available on our platform may also collect such data and share it with us. Apart from our attempts to scan and remove content which may be deemed as child pornography, we do not regularly monitor or review the content that our users, and their users, upload and store, or information we receive from third-party applications and, therefore, we do not control the substance of the content on our servers, which may include personal information. Risks of external or internal unauthorized access or leaks exist.

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

Furthermore, like many online and other companies, we have experienced attempts by third parties to circumvent the security of our systems.  We have and are experiencing attempts by hackers to penetrate our internal network and hosted servers using various techniques, including sophisticated tailored phishing attacks, denial-of-service (DDoS) attacks, a technique used by hackers to take an internet service offline by overloading its servers, and other exploitation of known and unknown vulnerabilities. The scale of some of these attacks against us in the past has caused us and some of our registered user websites to experience intermittent downtime. Although to date none of these incidents has been material, there can be no assurance that any future attempts may not be material. In addition, risks of internal leaks from our employees or other insiders, whether due to human error or malice, exist and we may not have adequate internal controls to properly monitor and prevent such leaks, in particular when a significant portion of our workforce is working in a hybrid model due to COVID-19 restrictions. This risk is exacerbated due to the continuous growth in our headcount and the additional locations we operate in worldwide. We may not be successful in identifying, blocking or otherwise preventing access to our systems, despite our security measures. Since techniques used to obtain unauthorized access change frequently, including newer strains of malware, and ransomware, as well as attacks generated by bad actors supported by foreign governments, we may be unable to anticipate these techniques or to implement adequate preventative measures. Furthermore, we may be unable to promptly detect an attack, for example, in the case of an advanced persistent threat where unauthorized system access was obtained in advance and without our knowledge in preparation for a future attack.  We rely on outside parties to provide physical security for our facilities, including data centers, and any physical breach of security could result in unauthorized access or damage to our systems.

If our security measures are breached, whether because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed, exploited or abused in any way, including through our Velo by Wix solution, and, as a result, an unauthorized party accesses any of our users’ data or the data of their users, or otherwise gains control of our platform, or if it is perceived that any unauthorized access has occurred (such as when users utilize weak passwords or their credentials are disclosed, stolen or lost), our brand may be negatively impacted, we may be unable to acquire new users, our relationships with our users may be damaged, our registered users may choose to cancel their premium subscriptions, and we could incur liability and be subject to regulatory investigations and fines, negatively impacting our financial performance, all of which may result in a decline of our share price. Even if such a data breach affects a competitor and does not arise out of our actions or inactions, the resulting concern about using our platform could negatively affect our business.

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

The European Union has traditionally taken a broad view as to what is considered personal information and has imposed comprehensive obligations under its privacy and data protection laws. For example, we are subject to the European Union General Data Protection Regulation, or GDPR, and to the UK General Data Protection Regulation, or UK GDPR, which include stringent obligations in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR and UK GDPR also include significant penalties for failure to comply; among others, a fine up to €20 million / £17 million or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed under each regime. Such penalties are in addition to any civil litigation claims (including class actions) for compensation or damages, and any orders to cease / change our processing of personal data or other enforcement orders, and reputational damage.

The GDPR and UK GDPR also regulate cross-border transfers of personal data out of the European Economic Area (the “EEA”) and the UK, respectively. Recent legal developments in the EU have created complexity and uncertainty regarding such transfers. The Court of Justice of the European Union, or CJEU, in the “Schrems II” decision invalidated the EU-U.S. Privacy Shield in July 2020 and indicated that reliance on Standard Contractual Clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield, on which we rely for certain of our data transfers) may not necessarily be sufficient in all circumstances and that data transfers must be assessed on a case-by-case basis.  European courts and regulators have started to enforce the Schrems II decision, and have taken a restrictive approach to international data transfers. There may be circumstances where the standard contractual clauses cannot be used, where relevant revised standard contractual clauses must be implemented, and/or where regulators take further enforcement action, and we could suffer additional costs, complaints and/or regulatory investigations or fines, have to stop using certain tools and vendors and make other operational changes, and/ or it could otherwise affect the manner in which we provide our solutions.

Additionally, other countries outside of the EEA have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our solutions and operating our business.

In addition, we are subject to evolving European Union and UK privacy laws on cookies, web beacons and similar technologies, and e-marketing. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In light of the complex and evolving nature of European Union, Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class action type litigation, and reputational damage.

In the United States, there are a number of federal laws that impose limits on or requirements regarding the collection, distribution, use, security and storage of personal data of individuals. The Federal Trade Commission (FTC) Act grants the FTC authority to enforce against unfair or deceptive practices, which the FTC has interpreted to require companies’ practices with respect to personal data comply with the commitments posted in their privacy policies. The U.S. Federal Trade Commission and numerous state attorneys general also are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of personal data, and to the security measures applied to such data.

In addition, in the United States at the state level, we are subject to a number of laws, including the California Consumer Privacy Act, or CCPA, which took effect in 2020 and allows for fines of up to $7,500 “per violation,” potentially meaning per affected individual or even per affected piece of personal information (resulting in a potential for extremely large fines). In addition, the CCPA introduces a private right of action in relation to certain data security breaches. In addition, starting in January 2023, we will be subject to new state laws in California (the California Privacy Rights Act (“CPRA”)), which takes effect on January 1, 2023, Virginia (the Virginia Consumer Data Protection Act (“VCDPA”)), which takes effect on January 1, 2023, and Colorado (the Colorado Privacy Act (“CPA”)), which takes effect in July 2023, all of which will impose additional obligations and create new data privacy rights. All of these laws may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. In addition, the enactment of these laws could have potentially conflicting requirements that could make compliance challenging and costly.

Complex laws relating to data privacy and security are often inconsistent and may be subject to amendment or re-interpretation and may be implemented in a non-uniform way in many jurisdictions around the world, and we may not be aware of every development that impacts our business. For instance, different data protection authorities in the EU have published guidelines regarding the correct usage of cookies; such guidelines are not always consistent in their interpretation and application of relevant laws. These different national guidelines relating to data privacy and security issues often contradict each other and are subject to change in the future. This may cause us to incur significant costs and expend significant effort to ensure compliance. Due to the accessibility of our services worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy or data protection laws even in jurisdictions where we have no local entity, employees or infrastructure. Where the local data privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data or the data of their users that we collect, process and/or store is only collected, processed and/or stored in accordance with applicable local law. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. For example, effective as of September 1, 2015, the Russian parliament adopted a set of amendments to the Russian Federal Law on Personal Data, stating that personal information pertaining to Russian citizens must be stored in databases located in Russia. Furthermore, new privacy regulations implemented in Turkey, regulate among others, the cross-border transfer of personal information, and apply different requirements that may impact the way we process Turkish users’ data. We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards relating to data privacy and security. We have certain data privacy and security-related obligations to our registered users based on our privacy policy and terms of use, and we may be contractually liable to third parties in the event we are deemed to have wrongfully processed personal information. A failure by us or a third-party contractor providing services to us to comply with applicable data privacy and security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation and may subject us to reputational harm.

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

In addition, the Telephone Consumer Protection Act, or TCPA, imposes significant restrictions on the ability to make certain telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. The actual or perceived improper making of telephone calls or sending of text messages may subject us to potential risks, including liabilities or claims that we have violated the TCPA. Such claims could be costly and time consuming to defend, and if successful, expose us to substantial statutory damages. We could be required to change some portions of our marketing model, could face negative publicity and our business, financial condition and results of operations could be materially adversely affected. Even an unsuccessful challenge of our telephone call or text messaging practices could result in negative publicity and could require a costly response from and defense by us.

Compliance with other consumer protection laws and regulations such as the Federal Restore Online Shoppers Confidence Act of 2010, or ROSCA, addressing disclosure requirements for subscription auto-renewals, refund policies and our terms of use, could increase our costs of doing business or subject our business to increased liability for non-compliance, and could materially harm our business and results of operations. We may also potentially be subject to further legal exposure in the event our users are non-compliant with any of the above laws, regulations and any regulatory and industry standards with respect to their users.

Risks Related to Our Intellectual Property

We are currently, and have in the past been, subject to claims by third parties of intellectual property infringement and may in the future become subject to similar or other claims that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.

We have experienced, and may continue to experience, third-party assertions that our solutions, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made directly against us, or against our users or other business partners using our technology. Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We entered into settlement agreements in the past with NPEs with respect to patent infringement claims. We have also licensed patents from third parties in areas that are related to our technology. In addition, the Copyright Alternative in Small-Claims Enforcement Act of 2020 (CASE) Act was recently enacted in order to offer copyright owners a more cost-effective alternative to litigation in federal court, which is often costly and time-consuming and may result in increased copyright infringement claims against us.

Any such intellectual property claims, regardless of merit, whether resulting in litigation or not, could result in substantial expense and time spent, divert the attention of management, cause significant delays in introducing new solutions or services, materially disrupt the conduct of our business and have a material and adverse effect on our brand, reputation, business, financial condition and results of operations.  As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements to obtain the right to use a third party’s intellectual property, stop selling or marketing some or all of our solutions or services or re-brand our solutions or services.  Any licensing agreements, if required, may not be available to us on acceptable terms or at all. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result.

Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, the incurrence of significant expenses, subject us to significant liabilities, require us to seek licenses for alternative technologies from third parties and otherwise negatively affect our business.

In addition, third parties may assert infringement claims against our users relating to our products and solutions.  These claims may require us to initiate or defend protracted and costly litigation on behalf of our users, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our users or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our users may be forced to stop using our products.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology.

Our intellectual property rights are important to our business. We rely on a combination of patent, trademark, copyright, industrial designs and trade-secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements to protect our intellectual property and know-how.  However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.  Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create solutions and services that compete with ours. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States and Israel. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries.

To protect our trade-secrets, know-how and other proprietary information, we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with parties with whom we have strategic relationships and business alliances and other third parties to whom we may disclose confidential information. No assurance can be given that these agreements will be effective in controlling access to our trade-secrets, know-how, or proprietary information, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in Israel and the United States.  Further, these agreements do not prevent others from independently developing technologies that are substantially equivalent or superior to our solutions.  It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology.

We have filed a number of applications for patents to protect our technologies. While we generally apply for patents in those countries where we intend to make, have made, use, or sell our products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date.  We cannot assure you that our patent applications will be approved or that patents will be granted. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our United States patents.

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

We rely on our brand and trademarks to identify our solutions to our users and to potential users, and to differentiate our solutions from those of our competitors. While we aim to acquire adequate protection for our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market, which could also impede the success of our or our partners’ efforts to market our brand in such markets. If we are unable to adequately protect our trademarks, third parties may use brand names or trademarks identical or similar to ours in a manner that may cause confusion to our users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources for the advertising and marketing of new brands.

We rely on copyright laws to protect the works of authorship (including software) created by us. We have filed a number of applications to register our copyrights, however, we do not register the copyrights in all of our copyrightable works.  Copyrights of U.S. origin must be registered before the copyright owner may bring an infringement suit in the United States. Furthermore, if a copyright of U.S. origin is not registered within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorney’s fees in any United States enforcement action, and is limited to seeking actual damages and lost profits.  Accordingly, if one of our unregistered copyrights of U.S. origin is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.

Any of our pending or future patent, copyright or trademark applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all. We are unable to guarantee that additional patents, copyright registrations or trademark registrations will issue from pending or future applications or that, if patents, copyrights or trademarks issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents, registered copyrights or registered trademarks will provide us with meaningful protection or any commercial advantage.

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

We use open source software in connection with our software development or software we purchase within the framework of an acquisition. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms, and we may be subject to such claims in the future.  Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. We cannot provide assurances that our internal policy that restricts certain open source licenses ensure that open source software is not used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source software license will be entirely effective at preventing the forced disclosure of our proprietary source code or the payment of damages for breach of contract. It is our view that there is no distribution of software in connection with the majority of our services, since no download and/or installation of software is necessary to use our services and our editing and design platform is accessible solely through the cloud. Part of our services, such as our mobile application for example, however, are considered a distribution of software. In those instances, if a specific open source license requires it, we may be obligated to disclose part of our proprietary code. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

Risks Related to Other Legal, Regulatory and Tax Matters

Our business could be affected by the enactment of new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted the use of the Internet in most parts of the world. The legal and regulatory environment pertaining to the Internet, however, is uncertain and will likely change. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. These changes could affect:

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

Certain actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or registered users acting under false or inauthentic identities or using our product to conduct illegal activities could negatively affect our reputation and brand and impose liability on us. This particularly applies to our registered users who do not have premium subscriptions and who, therefore, maintain the “Wix” logo on their websites. Apart from monitoring activities of our users who elect to utilize our Wix Payments processing service, we do not proactively monitor or review the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage. While we have adopted policies regarding illegal or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities without our knowledge. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our registered user base, our business, and financial results.

Furthermore, in the framework of Payments by Wix, when users elect to utilize our proprietary payment processing service Wix Payments, we may act as a payment facilitator for our users, pursuant to which we are required to monitor our users’ activity to ensure their compliance with certain standards applied by our payment networks. We may fail to appropriately monitor our users’ activity and be subject to liability.

At present, we do not require that our registered users post on their websites, or require their users to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy.  If our users do not post the appropriate documentation and policies on their websites and require their users’ consent to be bound by the terms of such documentation and policies, or should our users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communication Decency Act (“CDA”), then they may expose themselves to civil and criminal liability under applicable law, for example, where their users post information which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights or, for example, where they or their suppliers fail to process personal information in accordance with applicable law.  It is possible that we could also be subject to liability.

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

Additionally, as a domain name registrar, we may become aware of disputes over ownership or control of user accounts, websites or domain names, and we could face potential liability for our role in the wrongful transfer of control or ownership of accounts, websites or domain names. We could also face potential liability for our failure to renew a user’s domain. The safeguards and procedures we have adopted may not be successful in protecting us against liability from such claims in the future.

We are subject to trade and economic sanctions and export laws that may govern or restrict our business, and we, and our directors and officers, may be subject to fines or other penalties for non-compliance with those laws.

U.S. Laws and Regulations

We are subject to U.S. and other export control and trade and economic sanctions laws and regulations, including the Export Administration Regulations, or EAR, administered by the U.S. Department of Commerce’s Bureau of Industry and Security, or “BIS”, and the various sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, or collectively, U.S. Trade Controls.  U.S. Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in countries or territories that are the target of comprehensive U.S. sanctions, or collectively, U.S. Sanctioned Countries, and with persons that are the target of U.S. Trade Controls-related prohibitions and restrictions. We endeavor to conduct our business in compliance with applicable U.S. Trade Controls, and have developed, implemented, and maintain policies and procedures designed to prevent unauthorized activities. However, we cannot guarantee that such protocols will be fully protective, and our failure to comply could result in adverse legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm.

Russia’s annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to sanctions being levied by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including, among others, the agreement to remove certain Russian financial institutions from the SWIFT payment system, which can significantly hinder the ability to transfer funds in and out of Russia. The situation is rapidly evolving as a result of the conflict in Ukraine, and the United States, the European Union, the United Kingdom, and other countries may implement additional sanctions, export-controls or other economic and other measures against Russia or other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as any potential responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets, including heightened inflation, cyber disruptions or attacks, higher energy costs and higher supply chain costs, and could adversely affect our business, financial condition and results of operations.

We are actively monitoring the situation in Ukraine and assessing its impact on our business, including our business partners and users. In response to these events, we decided to suspend our commercial activities in Russia until further notice. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia, Belarus or other countries as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impacts on the global economy and/or our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described on this Form 20-F.

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

U.S. states and/or other jurisdictions in which we conduct our business may seek to impose state and local business taxes, sales/use taxes, digital services taxes and current value added taxes on Internet sales, which may affect our tax rates and increase our tax liabilities.

There is a risk that U.S. states could assert that we or our subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes.  This risk exists regardless of whether we and our subsidiaries are subject to U.S. federal income tax. States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet.  We and our subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our subsidiaries give rise to a nexus.  We and our subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Multiple U.S. states have enacted related legislation relating to the taxation of e-commerce and other states are now considering such legislation. Furthermore, the U.S. Supreme Court held in 2018 in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us to incur substantial costs to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.  Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subjected to sales/use taxes, which may decrease the likelihood that such registered users would purchase or continue to renew their premium subscriptions.  Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction, may increase and cause either our prices to increase or our bookings and revenues to decline.  New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business.

Changes in tax laws could adversely affect our tax position and financial results.

The U.S. presidential administration and members of the U.S. Congress have proposed significant changes in U.S. federal income tax law, regulations and government policy within the United States, which could affect us and our business. For example, these proposals include significant changes to the U.S. federal income taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. These proposals are being considered by the U.S. Congress, but the likelihood of these or other changes being enacted or implemented is unclear. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes or the related uncertainty have a negative impact on us, our suppliers or our consumers, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities, including the country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. With respect to the digital economy, in October 2020, the OECD published the Report on Pillar One Blueprint which focuses on new nexus and profit allocation rules to ensure that the allocation of taxing rights with respect to business profits is no longer exclusively limited to physical presence. Some countries, in the European Union and beyond have unilaterally either announced, proposed, or implemented digital services tax (“DST”), to capture tax revenue on digital services. Such laws may adversely affect our effective tax rate or result in higher cash tax liabilities. Subsequently, in October 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of the two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. As this framework is subject to further negotiation, final approval by the G20, and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain.  Therefore, although the foregoing tax changes may have an adverse impact on us, we cannot predict at this stage the magnitude of the effect of such rules on our financial results.

If we were deemed to be an investment company under the 1940 Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Notwithstanding Sections 3(a)(1)(A) and (C) of the 1940 Act, we are a research and development company and comply with the safe harbor requirements of Rule 3a-8 of the 1940 Act. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Due to the global nature of our business, we could be adversely affected by violations of anti -bribery laws.

Due to our global business, we are subject to various anti-corruption and anti-bribery laws. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the UK Bribery Act 2010, or UK Bribery Act, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law—2000 and similar anti money laundering and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.  In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption, and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and sell our products to customers around the world, which geographically stretches our compliance obligations.  In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees, including those engaged in sales activities, agents, partners, or third-party representatives will not engage in prohibited conduct and render us responsible under the FCPA, the UK Bribery Act or any similar anti-bribery laws in other jurisdictions. If we are found to be in violation of the FCPA, the UK Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, agents, partners, or third-party representatives or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and our ordinary shares have subsequently traded as high as $362.07 per share and as low as $14.28 per share through March 29, 2022.  From January 1, 2021 through March 29, 2022, our ordinary shares traded as high as $362.07 per share and as low as $70.69 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our and our competitors’ results of operations;

•	variance in our and our competitors’ financial performance from the expectations of market analysts;

•	announcements by us or our competitors or other global corporations of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	announcements of technological innovations by us or our competitors;

•	changes in the prices of our solutions;

•	developments concerning our involvement in litigation, including regarding intellectual property rights;

•	breaches of security or privacy incidents, and the costs associated with any such incidents and remediation;

•	our sale or purchase of ordinary shares or other securities in the future, or such sales by our significant shareholders;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	short selling activities;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions or other global circumstances beyond our control, such as the effects of COVID-19 or the current military invasion of Ukraine by Russian armed forces.

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

Challenges predicting the timing of closing of our sales cycles in connection with our partners business, or otherwise, may result in our failure to meet our financial guidance or any component thereof in any given quarter or year, and may also result in a decline in the market price of our ordinary shares.

We may release guidance in our quarterly earnings conference calls, quarterly earnings releases, or otherwise, based on predictions by management, which are necessarily speculative in nature. Our guidance may vary materially from actual results for a variety of reasons, including that our cash generation may be uneven across quarters. In particular, with respect to our partners business, a failure to close a large transaction in a particular quarter may adversely impact our bookings in that quarter. Closing of an exceptionally large transaction in a certain quarter may disproportionately increase our bookings in that quarter, which may make it more difficult for us to meet growth rate expectations of our investors in subsequent quarters. Furthermore, even if we close a sale during a given quarter, we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy. As a result of the foregoing factors, the timing of closing sales cycles and the resulting recognition of revenue from such sales can be difficult to predict. In some cases, sales have occurred in a quarter that was either earlier than, or subsequent to, the anticipated quarter, and in some cases, sale opportunities expected to close did not close at all.

If our revenue, bookings or other operating results, or the rate of growth of our revenue, bookings or other operating results, fall below the expectations of our investors, or below any forecasts or guidance we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ordinary shares could decline substantially. Such a stock price decline could occur even when we have met our own or other publicly stated revenue, bookings or earnings forecasts. Our failure to meet our own or other publicly stated revenue, bookings or cash flow forecasts, or even when we meet our own forecasts but fall short of securities analyst or investor expectations, could cause our stock price to decline and expose us to lawsuits, including securities class action suits. Such litigation could impose substantial costs and divert management's attention and resources.

We cannot guarantee that the court will approve our repurchase program or that we will repurchase any of our ordinary shares pursuant to our announced repurchase program or that our repurchase program will enhance long-term shareholder value.

On March 21, 2022, our board of directors authorized our repurchase program under which up to $500 million is available to purchase our ordinary shares and/or Convertible Notes, which program is expected to be submitted for court approval in accordance with Israeli law. The repurchase program, as authorized by our board of directors, and if approved by the court, would provide the Company with the authority to make repurchases through December 31, 2022, or an earlier date approved by the court. If approved by the court, the specific timing and amount of repurchases under the repurchase program, if any, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties.

Repurchases of our ordinary shares and/or Convertible Notes pursuant to our repurchase program could affect the market price of our ordinary shares or increase its volatility. Additionally, our repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our repurchase program will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase program’s effectiveness.

A small number of beneficial owners of our shares acting together could have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

A small number of beneficial owners individually or, if they all adopt a similar position on a particular issue, acting in concert, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.  These matters may include:

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

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. This includes sales by our four largest shareholders who, as of February 28, 2022, beneficially owned approximately 28.1% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.

As of February 28, 2022, 7,814,453 ordinary shares are subject to outstanding option and restricted share unit, or RSU, awards granted to employees and office holders under our share incentive plans, of which 3,441,416 ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, U.S. and non-U.S. companies listed on securities exchanges in the United States have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests, as well as more recent requests with respect to ESG matters. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to any action of this type by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our long-term and short-term strategic plans. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties arising from such actions of activist shareholders also could affect the price of our securities.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, and the loss of foreign private issuer status could adversely affect us.

As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, or NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ. As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital as per NASDAQ rules.  We may in the future elect to follow home country practice in Israel with regard to matters such as the NASDAQ requirement to have separate executive sessions of independent directors without management present and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “Item 16.G. Corporate Governance.”

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

In order to maintain our current status as a foreign private issuer, more than 50% of our outstanding voting securities must not be directly or indirectly owned by residents of the U.S., or we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the U.S., or (iii) our business being principally administered in the U.S. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. In addition, if we were to no longer qualify as a foreign private issuer, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we did not qualify as a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and we also could be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers, which would involve additional costs. The loss of foreign private issuer status could eliminate our ability to rely upon exemptions from certain NASDAQ corporate governance requirements that are available to foreign private issuers.

If a United States person is treated as owning at least 10% of our shares (including constructively through the ownership of our Convertible Notes), such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively through the ownership of our Convertible Notes) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, regardless of whether the controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled controlled foreign corporations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2021, and we do not expect to be treated as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined below) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its own tax advisor as to the potential effects of the PFIC rules. See “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

•
our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting, and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes or the removal of a director, requires a vote of the holders of 66 2/3% of our outstanding ordinary shares entitled to vote at a general meeting and voting in person or by proxy at the meeting;

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

A number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. For example, since December 2018, the Lebanese government has blocked access to our platform in Lebanon.  These restrictions may significantly limit our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions.  In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies.  Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.  Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies. We may also continue to be targeted by cyber-terrorists because of being an Israeli company.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2021, we had 2,986 employees based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three-year period, (in some cases more, e.g. officers may be called to serve up to 84 days per each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to the age of 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government).  In response to increased tension and hostilities, there have since been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service.  Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Until December 31, 2021, we were eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Most recently, the Investment Law was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73.  In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter. Starting in 2022 we are expected to be eligible for benefits as a “Preferred Technological Enterprise”. In order to be eligible for the tax benefits for “Preferred Technological Enterprises”, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended.  Further, in the future these tax benefits may be reduced or discontinued.  If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates.  The standard corporate tax rate for Israeli companies is 23%.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  See “Item 10.E. Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

Principal Capital Expenditures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “liquidity and Capital Resources.”

B.	Business Overview

We are a leading global cloud-based web development platform for millions of registered users and creators worldwide. We were founded on the belief that the Internet should be accessible to everyone and to enable businesses and organizations to take their businesses, brands and workflow online to create and manage a fully integrated and dynamic digital presence. As of December 31, 2021, we empower approximately 222 million registered users worldwide who began the website building process with us. We are pioneering a new approach to web development and management that provides a complete and powerful cloud-based platform of products and services. We offer our solutions through a freemium SaaS business model (free and premium services), and as of December 31, 2021, we had approximately 6 million premium subscriptions. We also promote our services and solutions through our partners.

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

Through Editor X, which offers advanced design and layouting capabilities, we allow users and design professionals, through its wide, fully responsive, flexible canvas, to use modern Cascading Style Sheets (“CSS”) technologies to control the exact position and styling of elements at every viewpoint.

Our platform also includes a full-stack, no-code/low-code development environment called Velo by Wix, through which users can combine the products and solutions our platform offers with advanced developer capabilities to create content-rich websites and web applications. Velo by Wix provides the ability to use databases to manage content, application programming interfaces, or APIs, to connect with external services and the ability to expose the web application as an API, and custom code to create custom interactions. This may significantly reduce the need for developers and designers to juggle updating themes, hosts, content management systems (“CMSs”), plugins, content delivery networks (“CDNs”) and other third-party products.

We also offer a variety of additional products and services to further complement and enhance our users’ business or branding needs, most notably Payments by Wix, a payment platform that helps our users receive payments from their customers through their Wix website, and Ascend by Wix, which was launched in 2018 and offers our users access to a suite of approximately 20 products or features enabling them to easily connect with their customers, generate more traffic, automate their work, and grow their business, including capabilities to manage all of their customer interactions, capture leads, build relationships, take payments, and run email, social, and video campaigns to promote their business, all in one place. Additional services also include Wix Logo Maker, which allows users to generate and print a customizable, high-resolution logo in minutes using artificial intelligence and Wix Answers, a support infrastructure enabling our users to help their customers across multiple channels.

We also offer several vertical-specific applications that business owners can use to operate mission critical aspects of their business online, such as selling goods, taking reservations and scheduling and confirming appointments. These applications provide our users with a custom front-end for users of their website, as well as a robust back-end management dashboard. We have developed these software applications for businesses in specific verticals, including retail and online stores, services, event planners and management, hotel and property management, fitness, music, photography and restaurants, among other verticals. These vertical applications are integrated into our website templates or can be installed on any existing website and set up with minimal effort by the user and without the need to write code.

In addition, we provide a range of complementary services to address the needs of our users, including our App Market, which was launched in 2012 and offers our registered users the ability to easily install and uninstall a variety of free and paid web applications that we developed ourselves or identified and selected through third-party developers for inclusion in our App Market, based on user needs and demands. These web applications add functionality and are easily integrated into registered users’ websites with one click, without the need for any coding, and include social plug-ins, online marketing and customer relationship management tools, contact forms and transactional and payment processing capabilities. Additional complementary services include, among others, the Wix Marketplace, an online marketplace which brings users seeking help with creating and managing a website together with talented web experts, the Wix Owner App, a native mobile application enabling users to manage their websites and Wix operating systems on the go and Branded App, which gives users the ability to create a fully branded native mobile application for their business.

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

We are removing not only technological, but also geographic and linguistic barriers to web development, to empower almost anyone to create and manage a digital presence in their own language.  We currently enable our users to create their online presence in any language and offer our platform in 22 languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Thai, Ukrainian, Vietnamese, and Indonesian, and we plan to add more languages in the future.

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

The Wix Platform

Wix is a cloud-based web development platform for millions of registered users and creators worldwide which was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions (freemium model), Wix empowers millions of businesses, organizations, professionals, and individuals to take their businesses, brands and workflow online. Wix also empowers its partners who utilize its services and products to serve their own customers.

Our web development technology is built based on HTML5 and offers HTML5 compatible capabilities, web design and layouting tools, domain hosting, and other marketing and work flow management applications and services. Our hosting ensures sites are up and running and requires no installation. We consider website security as one of our highest priorities and strive to offer multi-layered security processes and practices to keep websites safe and secure.

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

Our free product and service offerings include the following features and capabilities:

Creation Products

By registering with our service, our users gain free access to three different web creation products: Wix ADI, intended for fast website creation, the Wix Editor, intended for users with basic or above technological capabilities, and Editor X, intended for professional level users. These three creation products enable our users to design and manage as many websites as they choose, to establish or enhance their digital presence. No installation of software is necessary to use these web editors, as our advanced editing and design platform is accessible through the cloud directly from our website. All of our web editors allow registered users to optimize their existing Wix sites for viewing on mobile devices.  Our mobile site technology is also based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants. We do not currently charge for having a mobile presence through our platform.

Velo by Wix

Velo by Wix is a powerful no code / low code development platform that allows users to extend the functionality of their online presence. With Velo, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. This innovative product combines our creation products—Wix ADI, Wix Editor and Editor X —with a powerful set of development capabilities. Starting with our creation products, users can design a front end (client-side), then employ Velo developer tools to add advanced functionality and capabilities to the back end. Velo includes features that are built into the platform and do not require code to implement. Velo enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, CMSs, plugins, CDNs and other third-party products. Velo provides an all-in-one platform, hosted on the Wix cloud, that allows users to spend their time on creation, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.

Additional Complementary Products and Services

In addition to our creation products and development environment, multiple complementary products and services are available for users to create and manage their digital presence on Wix.

The Wix App Market is a marketplace that offers our registered users a large variety of free and paid web applications for building, growing, and managing their businesses.  The web applications available in the App Market, which are developed by us, or by third-party developers, meet our users’ business needs in marketing, support, bookings, accounting, design, social and media apps, and more.

Wix Marketplace brings together our users, who are seeking help in creating and managing a website, and our users who are talented web designers or agencies and who can help the former to build and operate a website that fits their needs and brings their vision to life.  Users can search through hundreds of talented professionals filtered by different criteria such as price, required professional service, and location, and explore their portfolios to find the pro who best meets their needs.

Our native mobile applications are available in iOS and Android. The Wix Owner mobile app allows users to fully manage their websites and Wix operating systems on the go and run their businesses, wherever they are, in real time. It is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. We also offer Spaces by Wix, a dedicated mobile app that serves as an interface between the site owner and their customers. Space by Wix serves as a mobile native business front for buying products, ordering services, registering to attend events and more. Customers use Space by Wix to communicate with the business owner or between themselves as a community. Both apps are available for download for free in the Apple App Store and Google Play.

Our users have access to a set of tools to manage their site and business directly from a back-office dashboard that displays helpful information regarding the user’s site and business and data insights through Wix Analytics.

Wix Customer Care

Wix Customer Care provides support and guidance to our users throughout the Wix platform. Users can find answers through our self-service offerings (our help center and chatbot) or engage with our Customer Care experts across multiple channels (calls, chat, or email).

We have a global department of Customer Care teams that are located across the United States (San Francisco, Miami, Denver, Cedar Rapids, and Austin) and EMEA (Kyiv, Tel Aviv, and Dublin). As a result of the military invasion of Ukraine by Russian forces that began on February 24, 2022, some of our Ukraine Customer Care team members have relocated to other countries and some have relocated within Ukraine, and our site in Kyiv is currently non-operational. In addition, we partner with two offshore BPO (Business Process Outsourcing) teams in order to provide 24/7 coverage and guarantee ongoing support for all of our markets. We provide customized care in 18 languages.

Our experts use the Wix Answers platform to support our users. Our advanced customer care solution enables our experts to retrieve user details, see all previous interactions with Customer Care, and access useful information that can help resolve our users’ issues and assist them in achieving their online business goals.

Our experts are expected to resolve users’ issues and also encouraged to provide next-level service by using their vast knowledge and experience to provide meaningful suggestions that help steer our users to success. This approach is applied to all interactions with our users, both free and premium.

We also use data models developed by our team, to identify and proactively contact new users so that we can help them set up and launch their online presence.

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

We offer two tiers of premium subscription plans: (i) Website and (ii) Business & e-Commerce (which includes the ability to accept online payments). We also offer additional tiers of paid subscription plans for Editor X.

Our premium subscriptions offer all of the features of our creation products, Velo and our other complementary products and services. Premium subscriptions also include the ability to connect a custom domain name, which can be purchased and managed directly through the Wix platform or a third party, the removal of Wix branded ads on the site and some subscription levels provide the option to obtain custom reports generated through Wix Analytics. Our VIP premium subscriptions also offer premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow registered users to expand their digital presence by, for example, advertising their pages on third-party sites, such as Bing and Google.

In addition, users can purchase or use products and services to further manage and grow their online business on Wix:

Payments by Wix

Payments by Wix enables our users to accept payments for goods and services both online and offline (through point of sale, (“POS”)) from their customers, either from third-party payment processors or from Wix Payments, our proprietary fully integrated payments service. Users can select one or more payment methods available to appear on their checkout page, depending on their geographic location and type of goods and services they offer.  Users must purchase a Premium Subscription to accept online payments.

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

Ascend by Wix Subscriptions

Ascend by Wix is a suite of approximately 20 products and features, based on a freemium subscription model, which enable users to easily connect with their customers, automate their work, and grow their business. Ascend by Wix is an inbox and chat-centric product that allows users to discover tools that they might not be aware of or know they need to be successful online including chat, contact manager, automations, email marketing, Wix SEO Wiz, social posts and many more.

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

Wix Logo Maker

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

Wix Answers

Wix Answers is the platform that serves as the support infrastructure for our Customer Care team. We began offering this platform as a standalone product to Wix users and other businesses, enabling them to help their users across multiple channels. Wix Answers can be customized to various types of businesses with an intuitive set-up and offers a customer support infrastructure which includes a knowledge base, ticketing system, chat, and call center, each of which can be purchased separately or as a bundle. It also offers integration with other platforms, actionable insights, and an embeddable widget that can be used with any website.

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

Mailbox

We sell Google’s Google Workspace application as an integrated solution, which allows our users to create a personalized Gmail email address using their domain name, to enable them to send professional emails from their business address, create group mailing lists for sales, support, email marketing and more.

Wix POS

As part of our extended commerce offering, in 2021, we introduced Wix POS, an end-to-end omnichannel solution unifying online and offline sales directly from the Wix platform. With Wix POS, customers who have an online store and a physical shop are able to manage their business easily while having a single product catalog, one inventory channel and a unified sales history.

Gift Cards

We began providing our Stores and some Bookings users a fully native solution to manage gift cards and customer re-engagement activities, following the acquisition of My Treat Ltd. (a.k.a Rise.ai.). Gift cards can be used by brands and businesses to attract new customers, increase purchase frequency and retain existing customers.

Wix Commerce Platform

We offer a robust and comprehensive commerce platform for all types of business owners. As each business segment faces a unique set of challenges, we developed a commerce platform on top of which we offer tailored products and solutions to address specific business needs. This strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions are Wix Stores, Wix Bookings, Wix Restaurants, Wix Events, Wix Fitness, Wix Hotels, Wix Music, Wix Photography, Wix Video, Wix Blog, and Wix Forum. We intend to continue introducing additional solutions, once we are able to identify a need for such solutions, that are tailored to specific businesses.

Wix Stores

Wix Stores is our e-commerce solution that allows our users to create, design and manage an online store to sell their physical or digital products online and accept payments using an integrated shopping cart application, which is already included in the subscription. Wix Stores users can tailor the style of the online store to their business, and can accept payment from their users for products or services they offer through a variety of integrated payment solutions we offer, such as wallets, credit cards, and through other types of offline payments such as cash on delivery. We also provide users with the ability to manage inventory, provide coupons, set shipping and tax rules, sell through multiple channels including social media and marketplaces, and utilize dropshipping. Additionally, users can manage their online store on the go by using the Wix Owner App on a mobile device. Wix Bookings

Wix Bookings is an end-to-end online booking solution, giving businesses an easy and effective way to showcase their services and allow online scheduling of appointments, classes and courses, as well as manage their own schedule by synchronizing with their primary Google Calendar, reducing no-shows by sending auto-reminder emails to customers, selling membership and packages, and customizing products.

Wix Restaurants

Wix Restaurants provides various solutions for restauranteurs, including Wix Restaurants Menus, Wix Restaurants Orders and Wix Restaurants Reservations. Wix Restaurants Menus enables restauranteurs to easily create a menu on their Wix website, using professionally created layouts offered on our site. Wix Restaurants Orders is an online ordering solution for restauranteurs enabling them to receive takeout and delivery orders through their desktop and mobile Wix websites and to consequently grow their business and maintain a direct relationship with their customers. Wix Restaurants Reservations allows restaurant owners to take online table reservations from their restaurant site and confirm and manage reservations via their Wix dashboard. Restaurant owners can also use the Dine by Wix mobile app to allow customers to easily interact with the restaurant and order food directly from a mobile device.

Wix Events

Wix Events is an application which enables users to create and manage their events on both desktop and mobile, send invites, collect RSVPs, sell tickets and manage a guest list. Wix Events can be used for conferences, meetups, concerts, shows, weddings, parties, and more, and in 2020 we introduced a third-party integration for virtual events. Users can use Wix Events to promote their events on social media. We charge a commission from our Wix Events users on a portion of online sales of tickets sold through Wix Events.

Wix Fitness

Wix Fitness enables fitness instructors and studio owners to manage each aspect of their businesses from their website and the Fit by Wix App. Fitness professionals can create a website using newly designed templates and customize the Fit by Wix App, manage their calendars and classes, connect with their community, stream and sell videos, take payments and develop reports and analytics to help grow their business. Wix Fitness offers bookings, subscriptions, e-commerce including coupons, SEO and email marketing, as well as a chat-centric interface that allows for real-time interactions with customers.

Wix Hotels

Wix Hotels offers a complete booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals, making it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place and accept and manage bookings that come through many online travel agencies and marketplaces.

Wix Music

Wix Music is a complete solution for musicians and entertainers that includes an advanced music player, an easy-to-use digital asset management system, concert promotion and ticketing, fan management and communication tools and a range of specifically designed music website templates.

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

Selling and Marketing

Our selling and marketing efforts focus primarily on online and offline advertising, and on sales and account management teams focused on meeting the needs of our partners that may utilize our products and services to serve their own customers.

We market our solutions and applications to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers, as well as through partners.  We are able to attract a high volume of registered users, including premium subscribers, by offering free solutions and services, as well as upgrades and additional features and solutions to our premium subscribers.

User Acquisition

We engage in online and offline advertising, with a focus on acquiring new users to our platform, converting these users into purchasing premium subscriptions, and increasing our revenue from them by selling them our business solutions. A majority of our premium subscriptions are generated from free traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser. We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying registered users’ websites. In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products. Furthermore, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions which will drive high revenues.

In addition to our online and offline marketing activities to acquire new users, we also acquire new users by engaging with partners that use our platform for their own work and as resellers for their clients. We accomplish this outreach with our sales and account management teams as well as through marketing content, online communities and organized events and conferences.

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

Our marketing expenditures directed to advertising were $284.5 million in 2021, $282.8 million in 2020 and $187.3 million in 2019. Our marketing expenditures are primarily directed toward search engine advertising, advertising on social networks, video advertising and traditional media advertising.

We also maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their personal websites.  From time to time we also hold webinars, promotional contests, user meet-ups and public relations events.

We also maintain an active online presence using social networking sites and web design influencers for our Editor X brand.

Business to Business Sales and Marketing

We have enhanced our sales efforts to attract partners, including those who sell premium subscriptions and additional business solutions to their customers at scale. We have established dedicated sales, marketing, and customer success teams to facilitate the use of our services by these customer segments. In addition, we work to develop back-office functionality required by our partners.

We further expect to retain premium subscriptions and maximize our revenue from partners by providing improved support to them, as well as account management and additional business solutions.

User Retention

Once we attract visitors to our website, our preliminary goal is to register them as registered users.  Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site. These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our offline merchandise and at our community events. We constantly seek to convert our registered users to purchase premium subscriptions and to maximize our revenue from such subscriptions by offering them enhanced functionalities through business solutions. Registered users who convert to a premium subscription gain access to additional features based on the subscription they choose, which may include Wix ad removal, access to additional features in Wix Analytics, domain connectivity, e-commerce and payment solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions.  Registered users can choose between monthly, yearly or multi-year premium subscriptions, and, as of December 31, 2021, 85% of our active premium subscriptions were for a one-year period or more and 15% were monthly. We seek to increase the number of premium yearly and multi-year subscriptions by offering seasonal promotions and discounts on these subscriptions. We also send emails to our yearly and multi-year premium subscribers, reminding them that their subscriptions are about to renew or that they need to renew them before expiration, as well as coupons and other discounts on products and services to maximize our revenue from such premium subscriptions. We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium applications in our App Market.

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

Wix Cloud

We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our applications, and the websites that our registered users create.  We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations.  Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, as well as in Europe and Japan.  The vast majority of our data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon Web Services by Amazon.com, Inc. as well as by additional providers as required or for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment is stored in servers leased from Equinix, Inc. To date, we have not experienced any material outages or service interruptions. This highly scalable multi-tenant technology infrastructure enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity. As a result, our platform is not affected or slowed down by growth in the number of users whose data is stored in our cloud. Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by international cloud delivery network vendors. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Google and Amazon cloud services as well as additional providers, to back up our users’ data.  We apply industry standard data security measures to protect against potential vulnerabilities in our technology.

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

Web Service Creation Environment

We use a powerful software development kit, or SDK, with an application programming interface, or API, which allows web solutions, applications and widgets to be seamlessly embedded into the websites designed by our registered users.  Web solutions and applications are configured by third-party developers using a self-service system called Wix Developer Center. This technology allows the user to embed third-party applications or widgets, such as ratings, news and books into the user’s website by linking the application or widget’s URL to the user’s website.  It also allows third-party service integrations that need to receive website events, such as order management and financial services. All integrations are done using the Wix App Market, where the user can choose which web solutions or applications they would like to add to their website. The added application or widget may then be opened as a pop-up on the user’s website, which further adds to our editor’s dynamic layout capabilities.  Furthermore, SEO used in connection with the user’s website will also attach to the embedded widget or application data, increasing the overall visibility of the user’s digital presence.

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

Our infrastructure includes servers and bandwidth capacity collocated from third parties located in the United States, as well as in Europe, Japan, and any other locations as required, including cloud storage from Google and Amazon as well as additional providers as required or for specific purposes.  We mostly use third-party cloud services to run our research and development activities (such as Amazon, Google, GitHub and BuildKite) and to operate our office applications.  Our use of servers in different locations to back up our registered users’ data and to serve our registered users, protects against accidental data loss and reduces disruption to our operations from server outages or physical damage to a server.  We aim to maintain industry standard server operations, which will provide our growing registered user base with industry standard reliability to access to our products and consistent service provisions.

Research and Development

As of December 31, 2021, we had 2,349 employees and contractors focused on research and development.  Our research and development team, which also includes our design team and our quality assurance team, is comprised of individuals with experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel.  We also engage teams of developers in Beer-Sheva and Haifa, Israel, Lithuania, Germany, U.S., UK and Ukraine to benefit from the significant pool of talent that is more readily available in those markets.  As a result of the military invasion of Ukraine by Russian forces that began on February 24, 2022, some of our Ukraine developers have relocated to other countries and some have relocated within Ukraine and, as a result, our sites in Ukraine are currently non-operational. Our research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions.

Our research and development spending was $424.9 million in 2021, $320.3 million in 2020 and $250.8 million in 2019. We invest in research and development to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base.  Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ and our partners’ needs and often arise out of their suggestions, and improving the performance, resilience, and scalability of our platform. For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades, which then enables us to quickly react to our registered users’ requests. We also engage in A/B testing to measure the effectiveness of our upgrades and new product features.

We aim to recruit talented individuals for our research and development team through a variety of techniques, including cooperation with local universities and recruiting events.  We are a member of key industry organizations and regularly attend and participate in industry events, where our employees frequently speak. We also engage with potential talents by publishing professional blog posts, videos and research articles as well as hosting technology meet-ups in our headquarters and regional offices.

Intellectual Property

Our success depends, among other things, upon our ability to protect our core technology and intellectual property.  We rely on a combination of patent, trademark, copyright, industrial design and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements to protect our intellectual property and know-how.  We have filed a number of patent applications and continue to file for patents to protect our inventions. We have pending patent applications in the United States as well as in several additional jurisdictions worldwide. We also have pending Patent Cooperation Treaty, or PCT, applications that may lead to additional patent applications. Certain of our applications have been accepted and patents were granted. However, we cannot be certain that all our applications will issue as patents or of the scope of protection any issued patent would provide.  We actively monitor innovation within our company so as to properly consider whether to file additional patent applications. In addition, we have filed a number of applications to register our copyrights, however, we do not register the copyrights in all of our copyrightable works. We enter into confidentiality and proprietary rights agreements with our employees, consultants, business partners and other third parties to whom we may disclose confidential information, and we control access to and distribution of our proprietary information.

The Wix brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Wix brand is important to expanding our business.  We have obtained trademark registrations in certain jurisdictions for trademarks that we consider material to the marketing of our products, including the WIX® mark and the Wix logo, as well as EDITOR X®, ADI® and DEVIANTART® marks. We also have trademark applications pending for additional marks that we use to identify certain product collections used for certain of our products.  While we expect to submit additional trademark applications and expect our pending applications to mature into registrations, we cannot be certain that we will obtain such registrations.

In 2020, we also began registering rights to our typeface font, MADEFOR, available in 10 weights and all the Latin languages in the U.S. EU, UK, and Brazil.

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

The market for providing web-based website design and management software is evolving and highly fragmented today. We believe no provider currently offers a comprehensive, customizable, fully integrated workflow solution to create and manage a professional digital presence comparable to ours.  However, some providers currently offer separate products or technologies that overlap with parts of our solution and could try to integrate these with other products to offer a more comprehensive solution in the future. Providers of these point products vary and include:

•	DIY template-based and other website design companies that enable website creation such as Squarespace, Weebly (acquired by Block, Inc.), Jimdo and Webflow, Inc.;

•	offerings that provide e-commerce software enabling a merchant to sell goods online such as Shopify and BigCommerce;

•	software that enables a business to take and manage appointments and/or reservation schedules online, such as Mindbody;

•	content management systems that help users build and manage content for a website such as WordPress.org and Drupal; and

•	solutions that help businesses market themselves online such as search engine marketing, or SEM, and SEO providers, e-mail marketing solutions and online directory listing services.

Additionally, several large service companies that primarily offer domain registration and hosting services, such as GoDaddy, provide the ability for a business owner to build a website using their tools or have one built by their workforce.

Environmental, Social and Governance (ESG) Practices

As a global brand with meaningful social and economic impact, we recognize that our success can only be built alongside the success of our stakeholders, including, our users, partners, and employees.

In 2021, we partnered with Nasdaq Corporate Solutions, LLC, to conduct an ESG study based on Wix core values, mission and business strategy. Through the process we identified three core pillars that influence the specific ways in which we are making positive change in our communities and the key issues that we believe are important to our business and stakeholders:

Our Users

We promote and support fair, accessible, social and economic opportunities in the professional services global market. We believe our services, the programs we support, and the partners with whom we work contribute to diminish systemic and cultural biases, caused by age, gender identity and expression, race, ethnicity, sexual orientation, religion, and accessibility gaps, and other protected classes worldwide. We invest resources into data privacy and how we can protect our users by, among other things, building key infrastructures and policies to safeguard the data on our platform and the privacy of our users. We are also committed to maintain the integrity of the transactions performed on our platform.

Our People

We value and celebrate diversity within our community. Our work environment seeks to foster a culture where our employees feel empowered, challenged, and in possession of the tools to thrive at work and in their personal lives. We are continuously learning and looking at ways to continue to create an environment that is an inclusive place of work.

We believe personal and professional growth is imperative to the well-being of our employees.  Such growth requires us to provide opportunities to acquire new skills and to develop through exploration, experience and learning. We provide learning and development programs and have multiple specialized teams focused on developing great learning and growth platforms for our people worldwide.

As part of our continued emphasis on employee satisfaction and retention, we have teams dedicated to supporting our employees’ physical and mental health. We offer well-being benefits (that may vary by location) like health insurance, fitness sessions and subsidized psychology sessions.

We actively encourage our people to support their local communities, and we recognize and respect our employees’ passion for engaging with their communities by creating initiatives like the “Wix Playground Academy” (a program hosted by Wix employees that helps young creatives looking to enrich their professional skill sets, interact with industry leaders and network with other designers), “A Site a Year” (an annual initiative where designers across Wix build a website from scratch for a small business or NGO), “Wix Karma” (a global initiative that gives our employees the opportunity to help others in any way they can), and “Wix Education” (a program that provides teachers with the curriculum and resources to teach web creation in the classroom).

Our company

We recognize the importance of fighting climate change and our responsibility to make sustainable choices. While our environmental efforts are relatively new, we’re developing a long-term plan, and we’re starting with the way we build our new headquarters.

Our first ESG report that details our philosophy and the various initiatives under each of the pillars above is available on our investor relations website at https://investors.wix.com/esg and is not incorporated by reference into this Annual Report. We believe that transparent and regular reporting is another measure to hold ourselves accountable. We expect to continue to evolve our ESG strategy in the future as our ESG program matures.

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

User Data

We hold certain personal information of our registered users, primarily, username, email address and billing details that are provided by our registered users and by our users who have purchased premium subscriptions, and may store certain personal information of the users of our registered users’ websites. We are subject to the data protection and storage laws of the State of Israel, as well as certain industry standards. In addition, we are subject to local data privacy legislation in the areas where we operate, including the U.S. We operate in accordance with the terms of our privacy policy and terms of use, which describe our practices concerning the use, transmission and disclosure of user data and personal information.

United States

A number of legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning data privacy and data protection, including changing regulatory guidelines and interpretations, could affect us and our business, our products and our services. For example, the FTC instituted guidelines relating to children’s online privacy that were issued under the Children’s Online Privacy Protection Act. Additionally, some states have passed proactive, as well as reactive, data privacy and information security legislation such as the CCPA, CPRA, the Virginia Consumer Data Protection Act (“VCDPA”) and the Colorado Privacy Act (“CPA”). More generally, some observers have noted the CCPA, CPRA, VCDPA, and CPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. Regulatory enforcement actions and trends in consumer class actions against other online companies suggest a trend that regulators and judges may require such companies to adopt certain minimum data privacy protections and data security measures to protect personal information. The Company has a dedicated team that implements relevant measures in relation to applicable data privacy and information security laws, and to assess the impact of other such laws that may apply to us in the future. The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in regulatory guidelines and interpretation.

Europe

We are subject to the GDPR and to the UK GDPR, which impose a comprehensive and strict data protection compliance regime in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data), including obligations in relation to data breaches, extensive data subject / individual rights, and restrictions on international transfers of personal data, as well as introducing significant fines and other penalties for breach. Additionally, the GDPR and UK GDPR have an extra-territorial effect and regulate the covered data processing activities of businesses regardless of their location or the locations of their servers. We are subject to the GDPR and the UK GDPR as a “controller” of certain information (primarily in relation to our users and our employees) and as a “processor” of certain other information (primarily personal data collected by our registered users themselves through the websites that we host for them).  The GDPR imposes obligations on both controllers and, to a lesser extent, processors. The company has a dedicated team that seeks to take the necessary measures in order to maintain compliance with the GDPR, UK GDPR and other applicable data protection regulations.

We are also subject to European Union and UK privacy laws on cookies, web beacons and similar tracking technologies, and e-marketing, including obligations to, among other things, obtain consent to store information or access information already stored on an individual’s terminal equipment (e.g., computer or mobile device).  Prior to providing such consent, individuals must receive clear and comprehensive information, in accordance with applicable laws.

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 23,492 square meters (approximately 252,866 square feet) of leased office space. We also lease additional office space in Beer-Sheva, Israel totaling approximately 2,541 square meters (approximately 27,351 square feet) and in Haifa Israel totaling approximately 317 square meters (approximately 3,412 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, legal information technology, customer support and administrative activities. The leases for our Tel Aviv offices expire on various dates between April 14, 2022, and December 31, 2026. In addition, as announced in April 2019, we have committed to lease approximately 55,000 square meters (approximately 592,014 square feet) for our new corporate headquarters in Tel Aviv for an initial period of 10 years commencing on the transfer of possession, and we have the option to extend the lease period for additional periods of up to 15 years, subject to the conditions of the lease agreement. On September 30, 2021, we committed to leasing an additional 23,000 square meters in our new corporate headquarters. These new offices are currently under construction, and we plan to begin occupying them in the second half of 2022 and to fully occupy them in the second half of 2023.

In the United States, we maintain offices in New York City, San Francisco, Denver and Miami as well as in Los Angeles. In New York, we lease approximately 26,650 square feet under a lease that will expire in August 2029, and we have an option to terminate it early in March 2024. In San Francisco, we lease 34,459 square feet until February 28, 2031.  In Miami, we are expanding our office in a phased manner and will ultimately occupy a total of 48,148 square feet by December 2023 with a lease that expires in April 2031 with an option to terminate early, in May  2028. In Los Angeles, we currently lease approximately 15,500 square feet under a lease that expires on November 30, 2026, with an option to extend the lease. In Denver, we occupy 37,406 square feet of office space under a sub-lease that expires in August 2023. In Lithuania, we maintain offices in Vilnius, in Germany, we maintain an office in Berlin, in Ireland, we maintain an office in Dublin, in Brazil, we maintain an office in Santana de Parnaiba near the city of Sao Paulo, in Japan, we maintain an office in Tokyo, in Poland we maintain an office in Krakow. In Ukraine, we maintain offices in Kyiv, Lvov and in Dnipro. As a result of the military invasion of Ukraine by Russian forces that began on February 24, 2022, some of our Ukraine team members have relocated to other countries and some have relocated within Ukraine, and our sites in Ukraine are currently non-operational.

Legal Proceedings

See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.          Organizational Structure

The legal name of our company is Wix.com Ltd. and we are organized under the laws of the State of Israel.  We have 23 wholly owned subsidiaries: Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix Online Platform Limited (Ireland), Wix.com Services Mexico S de RL de C.V. (Mexico), Wix.com Internet Services Mexico, S. de R.L. de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Colombia S.A.S. (Colombia), Wix.com Singapore Pte. Ltd. (Singapore), Wix.com Japan K.K. (Japan), WixWhat Ltd. (Israel), Wix Procurement Ltd. (Israel), Rise AI e-Commerce Solutions Ltd. (Israel), Done.cx Ltd. (Israel), Wix.com Ukraine Limited Liability Company (Ukraine), Wix.com (UK) Limited (United Kingdom), Wix.com Poland SP. Z O.O. (Poland), Wix.com France SAS (France), Wix.com Australia Pty Ltd. (Australia), Wix.com Netherlands B.V. (Netherlands), and Loyalblocks Ltd. (Israel).

Our subsidiary Wix.com Inc. wholly owns InkFrog, Inc. (Arizona), SpeedeTab, Inc. (Delaware), Modalyst, Inc. (Delaware) and DeviantArt, Inc. (Delaware), which wholly owns Wix Payments Canada Inc. (Canada), DeviantArt Music, Inc. (Delaware) and Dadotart Inc. (Delaware).

Our subsidiary Loyalblocks Ltd. (Israel) wholly owns Loyalblocks Ltd. (Delaware).

Our subsidiary Done.cx Ltd. (Israel) wholly owns Done.cx, Inc. (Delaware).

Our subsidiary Wix.com Netherlands B.V. is a general partner in Netherlandix C.V., a limited partnership organized in the Netherlands.

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

In 2021, we continued to benefit from the expansion of our product and service offerings as well as the expansion of our addressable market. Our total revenue in 2021 was $1,269.7 million, an increase of 29% over 2020. Our Creative Subscriptions Revenue was $950.3 million, which represented an increase of 21% from 2020. Our Business Solutions Revenue was $319.4 million in 2021, which represented an increase of 59% from 2020. See “How We Generate Revenues” below. Our Creative Subscriptions Revenue represented 75% of our total revenue in 2021, and our Business Solutions Revenue represented 25% of our total revenue in 2021. Our future growth will depend, in part, on our ability to generate new premium subscriptions and retain existing premium subscriptions, increase the adoption of our business solutions and increase the revenue we generate from existing and new premium subscriptions.  It will also depend, in part, on our ability to manage the growth of our infrastructure effectively and adapt to changes to technologies used in our solutions.

In 2022, we expect to continue driving long-term growth by continued investment in our research and development efforts to expand our offering and enhance the user experience.  In addition, we expect to continue to expand our marketing activities both in the United States and internationally.

How We Generate Revenues

Our total revenues are comprised of Creative Subscriptions Revenue and Business Solutions Revenue.

Creative Subscriptions Revenue

We generate Creative Subscriptions Revenue from the sale of monthly, yearly and multi-year premium subscriptions for our website solutions, including vertical solutions when purchased in a bundled subscription, as well as from the sale of domain name registrations.

Our website solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free, for an unlimited amount of time. Our variety of premium subscriptions is currently offered in two tiers of premium subscription plans: (i) Website and (ii) Business & e-Commerce. The plans within each tier are offered at various price points depending on functionality and capabilities. All premium subscription plans offer our registered users the ability to brand their website with their own domain name. Premium subscriptions can be purchased at any time and include additional solutions such as Wix ad removal, access to Google Analytics and payments solutions for Business and online commerce sites.

Users can also purchase a domain name registration from us, as an ICANN accredited domain registrar, through a third party to which we connect our users, or independently, and for those users who purchase a premium package, we typically offer a domain which is provided for free for the first year of subscription.  For those users who purchase a domain from us, or from a third party through us, we typically offer yearly and multi-year packages, with the first year given for free.

Yearly and multi-year subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues. We provide incentives to drive yearly and multi-year subscriptions, including a lower average monthly price relative to a monthly subscription. As of December 31, 2021, 85% of our overall active premium subscriptions were yearly or multi-year subscriptions and 15% were monthly subscriptions.

To increase Creative Subscriptions Revenue, we focus on growing our registered user base by providing our registered users with a high-quality user experience and more products and solutions so that they become more engaged in our platform, can create and complete the project they desire and are therefore more inclined to purchase a subscription. We provide different pricing plans based on the needs of our users who are looking to purchase a subscription. In addition, we also focus on attracting new partners and maintaining our current partners, who use our platform to service their customers, by providing them with products and solutions suitable for their needs, including high quality products and personal account management services.

We further focus on increasing the amount of bookings and revenue per subscription by adding features and functionality to our offerings, for which we can charge higher prices when we choose to do so, and by optimizing packaging and pricing by geographic region.

Business Solutions Revenue

We generate Business Solutions Revenue from the sale of various products and services that we offer to help users manage and grow their business online, in addition to Creative Subscriptions. These products and services include, among others, applications that are developed by us and by third parties, and sold both through our App Market or elsewhere on our platform. Applications include Google Workspace (formerly known as G-Suite), which is our most frequently sold application, as well as Ascend by Wix. Other components of Business Solutions Revenue include the sale of payments services through Payments by Wix, Paid Ad Campaigns, shipping labels, Wix Answers, Wix POS, Wix Logo Maker, DeviantArt, and recent acquisitions.

We increase Business Solutions Revenue by offering additional business solutions to our users to manage and grow their business online and be more successful. We believe the more products and services we can provide our users, the more successful they can be online, driving higher retention and loyalty.

The combination of growing our registered user base, growing and retaining our premium subscription user base and increasing the bookings and revenue we generate per premium subscription are all key factors to our success.

User Acquisition Investment

Our user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of users that we acquire from different sources and the amount of bookings and revenue we generate through the sale of premium subscriptions and business solutions. We extrapolate from this historical user behavior data to predict future user behavior and make investment decisions regarding our marketing expenditures. In order to grow our registered user base and, in turn, our premium subscriptions and increase our revenue and bookings per premium subscription, we consider the time period over which we seek to return an amount of bookings equal to the marketing expenditures used to attract a specific group of registered users, which we refer to as a cohort, during a particular period. In order to achieve the targeted time for return on those marketing investments, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources. For example, we could pay a substantially identical amount to acquire fewer registered users that generate premium subscriptions at a higher rate, or that generate premium subscriptions at a lower rate but with a higher revenue or bookings per subscription, versus acquiring more registered users that generate premium subscriptions at a lower rate or with lower revenue or bookings per subscription.

In addition to our online and offline marketing activities to acquire new users, we also acquire new users by engaging with partners that use our platform for their own work and as resellers for their clients. We accomplish this outreach with our sales and account management teams, as well as through marketing content, online communities and organized events and conferences.

To track our growth, progress and execution of marketing efforts, including achievement of our targeted time for return on marketing investment, we regularly review the relationship between origination of our registered users, origination of our premium subscriptions and the amount of revenue and bookings we generate from these premium subscriptions.

A.        Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2021 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

For a discussion of our results of operations for the year ended December 31, 2019, including a year-to-year comparison between 2020 and 2019, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 25, 2021. In 2021, we recorded a correction of immaterial prior-period errors related to the timing of revenue recognition from the sale of Google Workspace. See Note 2.af to our audited consolidated financial statements included in Item 18 of this annual report for additional details.

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

We also derive our Creative Subscriptions Revenue from selling domain name registrations. Revenues from domain name registrations accounted for approximately 6% of revenues in 2021 and 7% in 2020. We recognize revenues from domain registration sales at a point of time upon collection. We do not offer trial periods for domain name registrations, unless required by applicable laws.

Business Solutions Revenue

We generate Business Solutions Revenue from the sale of various products and services that we offer to help users manage and grow their business online. These products and services include, among others, applications, both sold through our App Market or elsewhere on our platform, Ascend by Wix, Payments by Wix, Wix Answers, and Wix Logo Maker.

Slightly more than half of Business Solutions Revenue in 2021 was generated through the sale of applications. Google Workspace (formerly known as G-Suite), which we sell as an integrated solution and which allows our users to create a personalized Gmail email address using their domain name, comprised the majority of application sales in 2021. Google Workspace subscriptions are sold on a monthly or yearly basis, and we recognize revenue ratably over the subscription period. In 2021, we recorded a correction of immaterial prior-period errors related to the timing of revenue recognition from the sale of Google Workspace. See Note 2.af to our audited consolidated financial statements included in Item 18 of this annual report for additional details.

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

We also generate applications revenue from the sale of self-developed applications, such as Ascend by Wix, Wix Answers and Wix Logo Maker, and this revenue is generally recognized ratably over the service term. Revenue generated from Wix Logo Maker is recognized at a point in time upon collection.

Our Business Solutions Revenue in 2021 also includes revenue that was generated by Payments by Wix. Revenue from processing payments is recognized at the time of the transaction and fees are determined based in part on a percentage of the gross dollar amount of the transaction processed plus a fixed per transaction fee, where applicable. In cases in which Wix Payments is used as the payment method, we generate revenue through transaction fees that we charge based in part on a percentage of Gross Payment Volume ("GPV"). In cases where a third-party provider is used as a payment method, we may generate revenues from revenue share arrangements which we have in place with such providers based on the GPV. We recognize transaction fees and revenue share as revenue upon collection, the majority of which we recognize on a gross basis.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2020	2021
North America	58%	58%
Europe	25	26
Latin America	5	4
Asia and Others	12	12
Total	100%	100%

The percentage of revenues that is derived from each geographic region is partly based on the amount of marketing investment we choose to make in specific countries. Revenues generated by geographic region are also influenced by fluctuations in foreign currency exchange rates. Adoption of our solutions and services in geographic regions outside of North America is driven by our ability to offer our platform in local languages and offer local billing solutions.  When introducing our products to new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities.  We currently offer our platform in 22 languages: English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Ukrainian, Thai, Vietnamese, and Indonesian, and we plan to add more languages in the future. In an effort to localize our platforms, we have identified the need for local support.

Costs and Expenses

Cost of Creative Subscriptions Revenue

Cost of Creative Subscriptions Revenue consists primarily of the allocation of costs associated with the provision of website creation and services, namely, bandwidth and hosting costs for our platform, and related customer care and call center costs along with domain name registration costs. Cost of Creative Subscriptions Revenue also consists of personnel and the related overhead costs, including share-based compensation. Our cost of revenue increased during 2021 due to an increase in the number of registered users and premium subscriptions, which requires additional hosting and bandwidth, increased sales of domain registrations and the increased headcount of our Customer Care organization. We expect our cost of Creative Subscriptions Revenue to increase - though at slower rates than in the last two years - due to the increase in the number of registered users and premium subscriptions as well as increased sales of domain registrations.

Cost of Business Solutions Revenue

Cost of Business Solutions Revenue consists primarily of the allocation of bandwidth, hosting and support costs associated with the provision of the components that comprise the Business Solutions Revenue stream. Cost of Business Solutions Revenue also consists of revenue share payments according to our agreements with third-party providers, including Google for the Google Workspace application. It also includes costs that we incur when transactions are processed through Payments by Wix, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees and additional services. We expect our cost of Business Solutions Revenue to increase as more users purchase these products and services and as a larger volume of payments are transacted through Payments by Wix.

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

Selling and Marketing

Our primary operating expense is selling and marketing. A significant component of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements.  We intend to continue expanding our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. In addition, we direct a significant portion of our marketing expenses towards branding activities and more traditional advertising, including television commercials. Selling and marketing expenses also include personnel who engage with our partners. Other selling and marketing expenses also consist primarily of other marketing personnel and the related overhead costs, including share-based compensation for personnel engaged in sales, marketing, advertising and promotional activities.  Our marketing expenses also include billing costs in connection with the processing fee of our bookings.  We expect our selling and marketing expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and increase our bookings.

General and Administrative

General and administrative expenses primarily consist of personnel and overhead related costs, including share-based compensation, for our executive, finance, human resources and administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees and other corporate expenses, as well as chargeback expenses related to Payments by Wix. We expect our general and administrative expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and incur additional costs related to the growth of our business. We also incur costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC and NASDAQ, and director and officer liability insurance.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of increases in the valuation of our holdings in public and private companies. Financial income (expenses) also includes costs related to derivative instruments we enter into for foreign exchange transactions to hedge a portion of our payments in NIS and revenue transactions denominated in euros, British pounds and other currencies, as well as income and expenses related to the change in the fair value of such derivative instruments. In addition, financial income (expenses), net includes the fluctuation in value due to foreign exchange differences between our monetary assets and liabilities denominated in NIS.

Taxes on Income

Taxes on income consist mainly of deferred tax liability relating to appreciation of valuation related to our holdings in public and private companies. Taxes on income also includes taxes we pay or accrue due to our international activity. At the end of 2021, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $63.9 million. After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law.  Accordingly, if we generate taxable income in Israel, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which has been 23% since 2018. Through 2021, the Company was entitled to tax benefits pursuant to the current Beneficiary Enterprise program. In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter. We are eligible for tax benefits as a Preferred Technological Enterprise. For more information regarding the tax benefits available to us, see “Item 10.E. Taxation.” Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2020		2021
	amount	% of Revenues	amount	% of Revenues
	(In USD thousands)

Revenues
Creative Subscriptions	783,456	79.6%	950,299	74.8%
Business Solutions	200,911	20.4%	319,358	25.2%
Total	984,367	100.0%	1,269,657	100.0%
Cost of revenues
Creative Subscriptions	167,539	17.0%	232,619	18.3%
Business Solutions	145,480	14.8%	255,960	20.2%
Total	313,019	31.8%	488,579	38.5%

Gross profit	671,348	68.2%	781,078	61.5%
Operating expenses:
Research and development	320,278	32.5%	424,937	33.5%
Selling and marketing	438,210	44.5%	512,027	40.3%
General and administrative	111,915	11.4%	169,648	13.4%
Total operating expenses	870,403	88.4%	1,106,612	87.2%
Operating loss	(199,055)	(20.2)%	(325,534)	(25.6)%
Financial income, net	47,059	4.8%	271,943	21.4%
Other income	118	—%	584	—%
Loss before taxes on income	(151,878)	(15.4)%	(53,007)	(4.2)%
Taxes on income	14,989	1.5%	64,202	5.1%
Net loss	(166,867)	(17.0)%	(117,209)	(9.2)%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues and Bookings

Revenues increased by $285.3 million, or 29%, from $984.4 million in 2020 to $1,269.7 million in 2021. The substantial majority of this increase was driven by the growth in Creative Subscriptions ARR, which was driven by the growth in the number of premium subscriptions from 5,493,772 as of December 31, 2020 to 5,971,621 as of December 31, 2021 as well as the amount of revenue we generated per premium subscription. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the increase in marketing expenses. Our Creative Subscriptions Revenue was $950.3 million in 2021, which represented an increase of 21.3% from 2020. Our Business Solutions Revenue was $319.4 million in 2021, which represented an increase of 59% from 2020.

Bookings increased by $316.8 million, from $1,102 million in 2020 to $1,418.8 million in 2021. The substantial majority of this increase was driven by the growth in the number of premium subscriptions as well as the amount of bookings we generated per premium subscription. Our Creative Subscriptions Bookings were $1,087.9 million in 2021, which represented a 22.1% increase from 2020. Our Business Solutions Bookings were $330.9 million in 2021, which represented 57% growth over 2020.

Costs and Expenses

Cost of Creative Subscriptions Revenue

Cost of Creative Subscriptions Revenue increased by $65.1 million, or 38.8%, from $167.5 million in 2020 to $232.6 million in 2021. This increase was primarily attributable to an increase of $39.0 million in payroll expenses, consisting of $34.6 million due to the expansion of our Customer Care organization from a headcount of 1,368 to 1,732 and $4.3 million in increased share-based compensation expense. This increase was also attributable to an increase of $12.9 million in bandwidth and hosting costs, an increase of $5.5 million in domain name costs, and an increase of $7.7 million related to allocated overhead expenses and other costs due to expanded activities.

Cost of Business Solutions Revenue

Cost of Business Solutions Revenue increased by $110.5 million, or 75.9%, from $145.5 million in 2020 to $256.0 million in 2021. This increase was primarily attributable to an increase of $81.0 million in direct product related costs, an increase of $16.2 million in payroll expenses, consisting of $14.2 million due to the expansion of our Customer Care organization and $2.0 million in increased share-based compensation expense, an increase of $8.5 million in bandwidth and hosting costs, an increase of $3.4 million related to allocated overhead expenses and other costs due to expanded activities, and an increase of $1.4 million in expenses related to the amortization of intangible assets.

Research and Development

Research and development expenses increased by $104.7 million, or 32.7%, from $320.3 million in 2020 to $424.9 million in 2021. This increase was primarily attributable to an increase of $86.9 million in payroll, subcontractors and consultant fees, consisting of $61.7 million due to increased headcount from 1,923 to 2,349 to support our development plans and $25.2 million in increased share-based compensation expense. Research and development expenses were also affected by an increase of $3.1 million related to acquisition related expenses and an increase of $14.7 million related to allocated overhead expenses and other development costs due to expanded activities.

Selling and Marketing

Selling and marketing expenses increased by $73.8 million, or 16.8%, from $438.2 million in 2020 to $512.0 million in 2021. The increase was partially attributable to an increase of $60.3 million in payroll expenses, consisting of an increase of $49.3 million due to increased headcount from 907 to 1,310 and an increase of $11.0 million in share-based compensation expense. Selling and marketing expenses also increased due to an increase of $3.8 million in processing costs paid to our processors. User acquisition costs and other marketing activities increased by $1.7 million from $282.8 million in 2020 to $284.5 million in 2021, due to the expansion of advertising activities for our products and services, primarily through increased online advertising and branding activities. Selling and marketing expenses also increased due to an increase of $7.8 million related to allocated overhead expenses, and an increase of $0.2 million related to amortization and acquisition related expenses.

General and Administrative

General and administrative expenses increased by $57.7 million, or 51.6%, from $111.9 million in 2020 to $169.6 million in 2021. This increase was primarily attributable to an increase of $48.7 million in payroll expenses, consisting of $17.1 million due to increased headcount from 430 to 538 and $31.6 million in increased share-based compensation expenses. The increase was also due to an increase of $11.6 million related to allocated overhead expenses and acquisition related expenses, partially offset by a decrease of $2.6 million of other G&A expenses.

Financial Income (Expenses), Net

Financial income, net in 2021 increased by $224.9 million from financial income, net of $47.1 million in 2020 to financial income, net of $271.9 million in 2021. Financial income in 2021 primarily related to a $265.0 million appreciation of valuation related to our holdings in a public company, partially offset by financing expenses of $5.3 million of convertible loan amortization and $7.5 million due to exchange rate differences and bank charges. In addition, we recorded financial income of $10.5 million from deposit interest and $9.2 million related to hedging activity and appreciation of valuation of other investments.

Taxes on Income

Taxes on income increased by $49.2 million from $15.0 million in 2020 to $64.2 million in 2021. The increase in taxes on income in 2021 compared to 2020 is primarily attributable to the $265.0 million appreciation of a valuation related to our holdings in a public company, that resulted in additional income taxes of $42.0 million, in addition an increase in taxes payable in Brazil in the amount of $5.7 million due to the change in 2021 of the tax structure of our local subsidiary, partially offset by a decrease in taxes payable related to deferred tax assets in the amount of $3.4 million. In addition, we recorded an increase of $4.9 million related to income tax expenses in other regions.

Key Financial and Operating Metrics

We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions.

Bookings

Bookings is calculated by adding the change in deferred revenues and the change in unbilled contractual obligations we secure from partners for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by registered users as well as cash we collect for Payments by Wix and additional products and services.  Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. We believe that bookings is a leading indicator of our revenue growth and the growth of our overall business. Bookings is a non-GAAP financial measure. In the fourth quarter of 2021, we renamed our prior “collections” measure as “bookings”. This name change did not change the calculation or the components previously comprising this measure. Collections results reported in prior periods are directly comparable to bookings.

The following tables reconcile revenue, the most directly comparable U.S. GAAP measure, to bookings for the periods presented:

	Year Ended December 31,
	2020	2021
	(in USD thousands)
Reconciliation of Creative Subscriptions Revenue to bookings:
Creative Subscriptions Revenue	783,456	950,299
Change in long-term and short-term deferred revenue	107,784	70,775
Change in unbilled contractual obligations	—	66,805
Creative Subscriptions Bookings	891,240	1,087,879

	Year Ended December 31,
	2020	2021
	(in USD thousands)
Reconciliation of Business Solutions Revenue to Bookings:
Business Solutions Revenue	200,911	319,358
Change in long-term and short-term deferred revenue	9,880	11,586
Business Solutions Bookings	210,791	330,944

	Year Ended December 31,
	2020	2021
	(in USD thousands)
Reconciliation of Revenue to Bookings:
Revenues	984,367	1,269,657
Change in long-term and short-term deferred revenue	117,664	82,361
Change in unbilled contractual obligations	—	66,805
Bookings	1,102,031	1,418,823

Annualized Recurring Revenue

Creative Subscriptions Annualized Recurring Revenue (ARR) is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations (ii) the average revenue per month from domain registrations in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements. We believe that ARR is a leading indicator of our anticipated Creative Subscription revenues as it captures both the growth we generate from the number of premium subscriptions as well as the amount of revenue we generate per premium subscription. Our Creative Subscriptions ARR increased to $1,010 million in 2021 compared to $878.0 million in 2020, an increase of 15%, driven by an increase in premium subscriptions and an increase in the revenue per premium subscription.

Free cash flow

We define free cash flow as net cash provided by (used in) operating activities less capital expenditures. We believe that free cash flow is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment. Free cash flow is a non-GAAP financial measure.

The following tables reconcile net cash provided by operating activities, the most directly comparable U.S. GAAP measure, to free cash flow for the periods presented:

	Year Ended December 31,
	2020	2021
	(in USD thousands)
Reconciliation of net cash provided by operating activities to free cash flow:
Net cash provided by operating activities	148,049	65,685
Capital expenditures	(18,853)	(37,700)
Free cash flow	129,196	27,985

Number of registered users at period end

We define this metric as the total number of users, who are registered with Wix.com with a unique e-mail address and begin the process of building a website on Wix.com at the end of the period.  The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website.  We view the number of registered users at the end of a given period as the strength of our pipeline that can generate premium subscriptions over time and enable us to increase our revenues. Total registered users were 221.8 million at the end of 2021 compared to 196.7 million at the end of 2020, an increase of 13%. These numbers exclude users who use and/or purchase stand-alone products such as Wix Logo Maker, Wix Answers, users of DeviantArt or other subsidiaries, until they begin the process of building a website.

Number of premium subscriptions at period end

We define this metric as the total monthly, yearly and multi-year premium subscriptions as of the end of the period. A premium subscription can be purchased by a user or by one of our partners for their own use or on behalf of a user. A single registered user can purchase multiple premium subscriptions.  Because we derive the majority of our revenues and bookings from premium subscriptions, we believe that this is a key metric in understanding our growth. The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions.  Premium subscriptions terminate due to an active decision by a user not to renew their subscription, due to the failure of a user to update his or her credit card information upon expiration or termination, or any other failure to renew the subscription.  Our renewal rates demonstrate our strong value proposition to our premium subscriptions.  We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users.  We believe that the performance of our Creative Subscriptions segment, which is mostly comprised of revenues generated from the sale of premium subscriptions, is best reflected using the ARR metric that combines both the effect of our premium subscription growth and the growth of our revenues per subscription. Total premium subscriptions were 5,972,000 as of December 31, 2021 compared to 5,494,000 as of December 31, 2020, an increase of 9%.

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

As of December 31, 2021, we had $451.4 million of cash and cash equivalents and $411.7 million in short-term deposits with a maturity date of less than one year. In addition, we had $7.0 million as restricted deposits that consisted of restricted bank deposits for our leases and also deposits to secure our online merchant activity with one of our billing processors, and we had $843.9 million in short- and long-term investments in marketable securities.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability. Deferred revenues consist primarily of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales, as well as business solutions.  We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues, together with our other sources of liquidity.  As of December 31, 2021, we had working capital of $615.5 million, which included $484.4 million of short-term deferred revenues, recorded as a current liability, and we also had $60.0 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for 1 to 36 months for premium subscriptions and 1 to 12 months for Wix applications sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash equivalents, short-term deposits and marketable securities, and cash from operations will be sufficient to fund our operations and meet our requirements for at least the next 12 months and for the foreseeable future. In addition, we believe that these resources will serve to accelerate our growth plans and future operations.

Our capital expenditures for fiscal years 2021, 2020 and 2019 amounted to $37.7 million, $18.9 million and $22.1 million, respectively. We expect to spend approximately $100 to $110 million in 2022 for capital expenditures, primarily related to leasehold improvements as we expand our office space. The capital expenditures include $80 to $85 million for the construction of our new headquarters office space. We also expect to spend approximately $29 million in 2022 for operating lease agreements worldwide. In 2023 and 2025, respectively, our Convertible Notes will mature, and, depending on the price of our ordinary shares, we may need to pay the principal amount in cash.  As of December 31, 2021, we had $362.7 million in principal amount of our 2023 Convertible Notes outstanding and $575 million aggregate principal amount of our 2025 Convertible Notes outstanding. As of December 31, 2021 our future capital and working capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of our spending on research and development efforts, and international expansion. We may also be required to pay taxes for capital gains from our investment in a public company. We may also seek to invest in or acquire complementary businesses or technologies.  To the extent that existing cash and cash equivalents, short-term deposits and marketable securities, and cash from operations and net proceeds from the IPO or the Convertible Notes are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing.  Additional funds may not be available on favorable terms or at all.

As of December 31, 2021, we had a lease commitment of approximately $506 million related to our new headquarters offices in Tel Aviv, which has not yet commenced. We expect to occupy the premises in two phases -- phase one in the second half of 2022 and phase two in the second half of 2023. The initial term of the lease agreement is 10 years commencing on the transfer of possession, with an option to extend the lease for additional periods of up to 15 years, subject to the conditions of the lease agreement. See the description of the lease agreement in Note 11 of the audited financial statements included in Item 18 of this Annual Report on Form 20-F.

We believe our levels of working capital are sufficient for our present requirements.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2020	2021
	(in USD thousands)
Net cash provided by operating activities	148,049	65,685
Net cash provided by (used in) investing activities	(800,230)	376,869
Net cash provided by (used in) financing activities	552,936	(160,057)

Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $82.4 million in 2021 compared to 2020, primarily resulting from increases in our operating expenses.  Our primary source of cash from operating activities has been cash collections from our premium subscriptions.  Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services.  We expect cash inflows from operating activities to be affected by increases in sales and the timing of bookings. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2021, operating activities provided $65.7 million in cash, primarily resulting from increases of $82.4 million in short-and long-term deferred revenue balances due to an increase in bookings from our premium subscriptions and $245.5 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization, partially offset by non-cash appreciation of our investments in public and privately held companies of $166.3 million, our net loss of $117.2 million and an increase of $21.3 million in accrued expenses, prepaid expenses and other current liabilities, including the adjustment to our new implementation of ASC 842.

For the year ended December 31, 2020, operating activities provided $148.0 million in cash, primarily resulting from increases of $113.3 million in short-and long-term deferred revenue balances due to an increase in bookings from our premium subscriptions and $194.4 million as an adjustment of non-cash charges related primarily to share-based compensation expenses, depreciation and amortization. These were offset primarily by our net loss of $165.2 million and an increase of $5.5 million in accrued expenses, prepaid expenses and other current liabilities, including the adjustment to our new implementation of ASC 842.

Cash Provided by (Used in) Investing Activities

Cash provided by (used in) investing activities was $376.9 million, $(800.2) million and $(244.0) million in 2021, 2020 and 2019, respectively. Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for investment in privately held companies. In addition, during 2021, the company invested in marketable securities and acquired certain businesses.

Cash Provided by (Used in) Financing Activities

Cash provided by (used in) financing activities was $(160.1) million, $552.9 million and $31.5 million in 2021, 2020 and 2019, respectively. Financing activities in 2021 consisted primarily of the purchase of treasury stock of $200 million, partially offset by proceeds from the exercise of share options and ESPP shares of $39.9 million.

We do not believe there are any legal or economic restrictions on the ability of our subsidiaries to transfer funds to Wix.com Ltd. in the form of cash dividends, payments from customers, loans or advances.

C.        Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Israel, with additional employees engaged in research and development activities in Lithuania, the United States, Poland and Germany and contractors engaged in research and development activities for us in Ukraine. As a result of the military invasion of Ukraine by Russian forces that began on February 24, 2022, some of our Ukraine team members have relocated to other countries and some have relocated within Ukraine and our sites in Ukraine are currently non-operational. Our research and development department is comprised of 2,355 employees and contractors. In 2021, research and development costs accounted for approximately 33% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies. We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide to protect our inventions as well as PCT applications that may result in additional national applications. As of December 31, 2021, we have (together with our subsidiaries) a total of 158 issued patents (57 in the United States and 101 in other jurisdictions) and 198 pending patent applications (40 in the United States and 158 filed under PCT or in additional regions). We also have one U.S. design patent application. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see “Item 4.B. Business Overview—Research and Development.”

The Israel Innovation Authority

The government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, or IIA, pursuant to and subject to the provisions of the Encouragement of Industrial Research and Development Law, 1984 and the regulations promulgated thereunder (“R&D Law”). One of the IIA’s incentive programs is the Generic R&D Incentive Program for Large Companies, which allows large companies, such as us, to focus on long-term creation of new knowledge and technological infrastructure, used for the development or production of future innovative products. The incentive program is granted to large Israeli companies that employ at least 200 employees in R&D or with a R&D budget in Israel of at least $20 million. In addition, the company’s average yearly sales (including subsidiaries) must exceed $70 million in the year preceding the application date; or its parent company’s total revenue (with a direct or indirect holding of at least 80%) must exceed $2.5 billion  in the year preceding the application dates. The grants under this incentive program are generally 20%-50% of the approved R&D expenditures for long-term R&D plans or for an R&D project executed in cooperation with another Israeli company. Companies operating in certain development areas will be eligible for additional support of 10%. A company receiving the support will not be required to pay royalties to the IIA.

We did not receive grants from the IIA under the Generic R&D Incentive Program for Large Companies for the year 2021.

The Investment and Development Authority for Economic and Industrial Development

The Investment and Development Authority for Economic and Industrial Development, or the Investment Authority, works to help and encourage employers to absorb new employees through different employment incentive programs. One of these programs is intended to incentivize employers in national priority areas to create high wage manufacturing and computing jobs. The grants are subject to meeting certain conditions, among others, that: (1) the company must be engaged in a certain economic sectors; (2) the company's overall sales turnover in the two years preceding the application date must exceed NIS 15 million, which is approximately $4.6 million; (3) the company must hire at least 15 new employees; (4) the average monthly wage must be between one to one and a half times the median market wage to be paid during the periods as provided in each high wage employment program; and (5) 60% of the new employees engaged under the program must reside in Jerusalem and/or in national priority areas. We are not required to pay royalties to the Investment Authority.

We applied for grants from the Investment Authority in three high wage employment programs and may apply for additional grants in the future.

As of December 31, 2021, we received grants from the Investment Authority for one program in the total amount of $0.5 million.

D.        Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.        Critical Accounting Estimates

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

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

Revenue Recognition

Our total revenues are comprised of revenues we generate from Creative Subscriptions and revenues we generate from Business Solutions.

We recognize revenue in accordance with ASC Topic 606, Revenues from Contracts with Customers (“ASC 606”), when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration we expect to be entitled to receive in exchange for these services. Revenue is recognized net of allowances for refunds and any taxes collected from customers, which are subsequently remitted to governmental authorities. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Arrangements with our customers do not provide the customers with the right to take possession of the software supporting our platform at any time and are therefore accounted for as service contracts.

In instances where the timing of revenue recognition differs from the timing of payment, we have determined that our contracts do not include a significant financing component. We apply the practical expedient in ASC 606 and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Payments received in advance of our performance are recorded as deferred revenues, which represent a contract liability.

Our arrangements with customers may include multiple performance obligations. When contracts involve multiple performance obligations, we evaluate whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under ASC 606. Each of our products and services is sold separately, therefore standalone selling prices (SSP) for each of them is observed, and allocation of the transaction price between the performance obligations in the contract is made relatively on that basis.

Creative Subscriptions

Revenues from premium subscriptions are recognized on a straight-line basis over the contract period. We offer a 14-day money back guaranty ("Guaranty Period") on new premium subscription. We consider such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

Revenues related to the purchase and registration of domain names are recognized at a point in time upon the purchase and registration of the domain name, since that is when we transfer control and satisfy the performance obligation.

Business Solutions

Revenues related to subscriptions and software applications developed by us, including Ascend by Wix, are primarily recognized on a straight-line basis over the contract period.

Revenues related to Wix Payments earned from processing payments are recognized at the time of the transaction, and fees are determined based in part on a percentage of the Gross Payment Volume (“GPV”) processed plus a per transaction fee, where applicable.

Revenues related to Google Workspace subscriptions, which are sold on a monthly or yearly basis, are recognized on a ratable basis over the subscription period. In 2021, we recorded a correction of immaterial prior-period errors related to the timing of revenue recognition from the sale of Google Workspace. See Note 2.af to our audited consolidated financial statements included in Item 18 of this annual report for additional details.

Revenues related to third-party software applications and solutions are generally recognized on a net basis at a point in time upon purchase of the application, since that is when we complete our obligation to facilitate the transfer between the customer and the third party.

Principal versus Agent Considerations

We follow the guidance provided in ASC 606 for determining whether we are a principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. We determine whether the nature of our promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). This determination is reviewed for each specified product or service promised to the customer and may involve significant judgment. We sell our products and services directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products and services provided by others. Certain revenues earned from domain names, third-party offerings, including Google Workspace, and Wix Payments, are recorded on a gross basis, as we have determined that we control the promised product or service before it is transferred to the end customers, we are primarily responsible for the fulfillment, and we have discretion in establishing prices. Revenues related to third-party software applications and solutions are recognized on a net basis when we do not control the product or service before transferring to the customers.

Business combinations

We account for business combinations in accordance with ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. Upon the end of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever occurs earlier, any subsequent adjustments would be recorded in the statement of comprehensive loss. Acquisition-related costs are recognized separately from the business combination and are expensed as incurred. We account for a transaction that does not meet the definition of a business as an asset acquisition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of April 1, 2022:

Name	Age	Position
Executive Officers
Avishai Abrahami	50	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Lior Shemesh	52	Chief Financial Officer
Nir Zohar	44	President and Chief Operating Officer
Omer Shai	44	Chief Marketing Officer
Yaniv Even-Haim	47	Chief Technology Officer
Eitan Israeli	54	Chief Legal Officer
Shelly Meyer	56	Chief People Officer
Yaniv Vakrat	52	Chief Business Officer
Directors
Mark Tluszcz(4)	55	Chairman of the Board
Deirdre Bigley(1)(2)(3)(4)	57	Director
Allon Bloch(1) (4)	52	Director
Yuval Cohen(2)(4)	59	Director
Diane Greene(4)	66	Director
Ron Gutler(1)(2)(3)(4)(5)	64	Director
Roy Saar(4)	51	Director
Ferran Soriano(4)	54	Director
____________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Independent director under the rules of NASDAQ
(5)	Lead independent director

Executive Officers

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, prior to which he served as our Co-Chief Executive Officer and as a director since October 2006, and served as the Chairperson of our board of directors from November 2013 until February 2016, at which time he was appointed Honorary Chair. Mr. Abrahami has served on the board of directors of Monday.com Ltd. (NASDAQ: MNDY) since May 2012. From May 2016 until November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. (acquired by PepsiCo Inc.).  From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

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

Eitan Israeli has served as our Chief Legal Officer since 2020, and prior to that, from 2014 as our VP & General Counsel. Since Wix's founding in 2006, Mr. Israeli served as its external legal counsel, where he was involved in the growth of Wix and managed the legal activities surrounding Wix's IPO, after which he joined as VP & General Counsel. Mr. Israeli has created the infrastructure for the legal department which handles all of Wix's legal activities including corporate affairs, privacy regulations, data security, IP, and compliance matters. Mr. Israeli is a seasoned attorney with over 25 years of experience representing a range of private and publicly traded technology companies active in international markets. Prior to joining Wix, Mr. Israeli was the founding partner of an Israeli law firm that specialized in corporate law, M&A, technology, and compliance, and was involved in international transactions of leading hi-tech Israeli companies including private placements and public offerings. Mr. Israeli holds a LLB in Law from the University of Sheffield, England. Effective as of mid-2022, Mr. Israeli will transition to an operational role within our company.

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

Yaniv Vakrat has served as our Chief Business Officer since February 2021. From 2016 until 2019, Mr. Vakrat co-founded Figure8, a community-based app designed to help users coordinate carpools with other parents, which was acquired in 2019 by Care.com, where Mr. Vakrat subsequently served as a Vice President. From 2012 until 2015, Mr. Vakrat served as EVP of Strategy, Business Development, Marketing and Sales at PrimeSense, an Israeli 3D sensing company which was acquired by Apple Inc. in November 2013. Prior to that, he served as GM of Emerging Markets at Adobe from 2008 until 2011, and Director of Corporate Development and Senior Director of Business Operations from 2004 until 2008. Mr. Vakrat holds a BA in Computer Science from the Technion – Israel’s Technology Institute, and a Ph.D. in Business and Economics from the University of Rochester, New York.

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

Deirdre Bigley has served as a member of our board of directors since November 2017, as a member of our audit committee since July 2018, and as a member of our compensation and nominating and governance committees since February 2020. Ms. Bigley previously served as Chief Marketing Officer of Bloomberg, L.P., a global business and financial information and news leader, from 2014 to 2021. Prior to joining Bloomberg, Ms. Bigley spent 13 years at IBM, where she held several executive positions, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley currently serves as a member of the board of directors of Shutterstock, Inc. (NYSE: SSTK), a global provider of commercial imagery and music, Sportradar Group AG (Nasdaq: SRAD), a global provider of sports betting and sports entertainment products and services, and Taboola.com Ltd. (Nasdaq: TBLA), a technology company providing a platform that powers recommendations for the open web. Ms. Bigley holds a Bachelor of Arts degree in English Literature from West Chester University.

Allon Bloch has served as a member of our board of directors since July 2016, and as a member of our audit committee since November 2018. Mr. Bloch also served as a member of our board of directors from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. Mr. Bloch is Co-Founder and CEO of K Health Inc., a digital health company and of its affiliate Hydrogen Health. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a company he co-founded which is a leading online U.S. car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd., which does business as “mySupermarket,” a private online grocery shopping company. Also, during the period of July 2012 to January 2015, Mr. Bloch served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including CyberArk Software Ltd. (Nasdaq: CYBR). Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company. Mr. Bloch holds a B.Sc. in Biology from Tel-Aviv University and an M.B.A. from Columbia University.

Yuval Cohen has served as a member of our board of directors since August 2013, and as a member of our compensation committee since November 2017. Mr. Cohen also served as a member of our audit committee from May 2017 to November 2018. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003 that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as the Chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT), a member of the board of directors of Radware Ltd. (Nasdaq: RDWR), as well as a director of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Diane B. Greene has served as a member of our board of directors since February 2020. She currently serves as the Chair of the Massachusetts Institute of Technology Corporation, where she is a lifetime member. She has served on the board of Stripe since December 2018 where she is the Chair of the compensation committee. She has also served on the board of A.P. Møller – Mærsk A/S (Nasdaq Copenhagen: MAERSK) a Dutch holding company, since March 2020 and SAP SE, a German multinational software company (FWB: SAP), from 2018 to December 2020. She served as a member of Alphabet, Inc.’s board of directors from January 2012 to June 2019, and its audit committee from 2012 to 2016, and served as a Senior Vice President for Google, and Chief Executive Officer for Google Cloud, from December 2015 to January 2019. Ms. Greene was previously a director of Intuit Inc., a provider of business and financial management solutions, from August 2006 to January 2018, where she served on its audit committee and compensation committee and chaired its nominating and corporate governance committee. She co-founded VMware, Inc., a virtualization software company, in 1998, that became a public company in 2007. Ms. Greene served on VMWare’s board of directors from 1998 through 2008, as Chief Executive Officer and President of VMware from 1998 to 2008, and as an Executive Vice President of EMC Corporation, a provider of information infrastructure and virtual infrastructure technologies, solutions and services, from 2005 to 2008. Ms. Greene previously held technical leadership positions at Silicon Graphics Inc., a provider of technical computing, storage and data center solutions, Tandem Computers, Inc., a manufacturer of computer systems, and Sybase Inc., an enterprise software and services company, and was co-founder and Chief Executive Officer of VXtreme, Inc., a developer of streaming media solutions. Ms. Greene is also a member of the National Academy of Engineering. She holds an M.S. in computer science from the University of California, Berkeley, an M.S. in naval architecture from the Massachusetts Institute of Technology, and a B.A. in mechanical engineering and an honorary doctorate from the University of Vermont.

Ron Gutler has served as a member of our Board since July 2013, as our lead independent director since February 2016 and serves as Chairman of each of our committees. Mr. Gutler is currently a member of the board of directors of CyberArk Software Ltd. (Nasdaq: CYBR), Fiverr International Inc. (NYSE: FVRR) and WalkMe Ltd. (Nasdaq: WKME). From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Roy Saar has served as a member of our Board since January 2007. Mr. Saar is a partner in Mangrove IV Investment Fund and Mangrove V Investment Fund and has served in various roles at Mangrove Capital Partners since 2011. In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel. Mr. Saar has served on the board of directors of WalkMe Ltd. (Nasdaq: WKME) since 2008 and serves on its audit and compensation committees. He is currently a member of the board of directors of several private companies. Mr. Saar holds a B.A. in Business Administration and Economics from Tel Aviv University.

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

B.        Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $65.0 million for the year ended December 31, 2021.  This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers.  This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The aggregate share-based compensation for the year ended December 31, 2021 recorded in our financial statements due to options and RSUs granted, as well as participation in our ESPP, to our directors and executive officers as a group related to (i) options to purchase 2,565,961 shares with exercise prices ranging from $51.45 to $353.09 and (ii) 484,248 RSUs. The expiration date of such options is 10 years after their date of grant.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2021, or the Covered Executives. All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2021.

Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2021 of $286,000 in salary expenses and $114,000 in social benefit costs.

Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2021 of $271,000 in salary expenses and $75,000 in social benefit costs.

Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2021 of $248,000 in salary expenses and $116,000 in social benefit costs.

Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2021 of $240,000 in salary expenses and $109,000 in social benefit costs.

Mr. Yaniv Even-Haim, Chief Technology Officer. Compensation expenses recorded in 2021 of $249,000 in salary expenses and $111,000 in social benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

From time to time, we grant options, RSUs and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item “6.C. Directors, Senior Management and Employees—Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2021, we granted our directors and executive officers options to purchase an aggregate of 447,878 shares and 87,443 RSUs under our equity incentive plans, with exercise prices of these options ranging from $162.15 to $353.09, and an expiration date of 10 years from the date of grant or 90 days after the termination of the engagement with the company, whichever is earlier. During 2021, director equity grants were subject to a vesting schedule over a one-year period for newly appointed and serving directors. Executive equity grants are subject to a vesting schedule over a four-year period, with the 2021 equity grants to our Chief Executive Officer and our President and Chief Operating Officer being subject to predetermined Company performance criteria set by the company’s compensation committee and board of directors. We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2021 for the above 2021 options and RSU grants granted to Avishai Abrahami, Nir Zohar, Lior Shemesh, Omer Shai and Yaniv Even-Haim, of $9,044,922, $6,331,480, $1,452,949, $2,359,671, and $1,263,097, respectively.

The relevant amounts underlying the equity awards granted to our officers during 2021, will continue to be expensed in our financial statements over a four-year period during the years 2022-2025 on account of the 2021 grants in similar annualized amounts, apart from performance-based equity which is expensed on an accelerated basis. Assumptions and key variables used in the calculation of such amounts are described in Note 14 to our audited consolidated financial statements included in Item 18 of this annual report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy, which includes maximum equity compensation thresholds, and was approved by the company’s compensation committee and board of directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with the Companies Law.

Compensation Policy for Non-Executive Directors

In November 2019, our shareholders amended and re-adopted the compensation policy for our non-executive directors. Pursuant to the amended compensation policy, the non-executive directors are paid an annual cash retainer and receive a fixed, automatic equity grant.

Cash retainer. The annual retainer for board membership is $35,000, with the Chairperson of the board of directors paid a supplemental annual fee of $40,000 and the lead-independent director paid a supplemental annual fee of $17,500. Non-Israeli directors are also entitled to a supplemental annual travel time fee of up to $20,000 ($5,000 for each quarter during which a director attends meetings in Israel).

The annual retainer for committee membership is $8,000 for audit committee membership and $5,000 for membership of each of the compensation committee and the nominating and corporate governance committee. The annual retainer for serving as chairperson of the audit committee, the compensation committee and the nominating and corporate governance committee is $20,000, $10,000 and $7,500, respectively.

Equity awards. Upon initial election to the board of directors, each non-executive director is granted an initial grant of 1,308 RSUs and options to purchase 3,924 ordinary shares.  Following the expiration of the initial grant, each non-executive director is granted annual awards, each of which is comprised of 841 RSUs and options to purchase 2,523 ordinary shares, except that (i) the Chairperson of the board of directors is granted an annual award of 1,261 RSUs and options to purchase 3,784 ordinary shares, and (ii) the lead independent director is granted an annual award of 1,051 RSUs and options to purchase 3,154 ordinary shares. The annual awards are subject to a maximum annual value threshold as per our compensation policies, and are adjusted in cases where they exceed such thresholds. The options expire 10 years from the date of grant. The fair value of the RSUs and options shall be determined in accordance with the Black-Scholes-Merton option pricing model on the grant date.

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

As of February 28, 2022, 7,814,378 ordinary shares are subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 3,441,416 ordinary shares issuable under currently exercisable share options. As of February 28, 2022, 4,690,192 shares remained available for future grant under our share incentive plans.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States, and other jurisdictions in which our officers reside is subject to limitations. The engagements with our executive officers are not limited in time and can be terminated subject to applicable laws. In the event of such termination, we are required to provide one to three months’ notice prior to termination, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our Chief Executive Officer, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

2007 Share Option Plan

Our 2007 Share Option Plan was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and on October 27, 2011, or the 2007 plan. The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants. As of December 31, 2021, options to purchase 200,160 ordinary shares were outstanding under the 2007 plan. The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

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

Options granted under the 2007 plan generally expire 10 years from the grant date.

2013 Incentive Compensation Plan

We adopted our 2013 Incentive Compensation Plan, as amended on May 8, 2018, or the 2013 plan, which went into effect on October 15, 2013.  The 2013 plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and any other person whose services are considered valuable to us or any of our affiliates.  As of December 31, 2021, options to purchase 4,520,440 of our ordinary shares and 2,225,516 RSUs were outstanding under the 2013 plan.

In 2021, under the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 712,485 of our ordinary shares at a weighted average exercise price of $250.71 per share and 1,303,693 RSUs.

As of December 31, 2021, the number of shares we may issue under the 2013 plan is 2,907,140 ordinary shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, and (iii) 7,500,000 shares. Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or re-grant, respectively, under the 2013 plan. The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital. On January 1, 2022, the number of ordinary shares reserved for the 2013 plan increased by 2,862,709. The total number of ordinary shares reserved under the 2013 plan, as of February 28, 2022 was 4,690,117.

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

Options granted to newly hired employees under the 2013 plan will generally vest over four years commencing on the date of grant such that 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options, other than certain incentive share options, that are not exercised within 10 years from the grant date expire, unless otherwise determined by our board of directors or the compensation committee, as applicable.  In the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death.  If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination.  If a grantee’s employment or service is terminated for any other reason, including retirement, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our full time employees and consultants, and full time employees and consultants of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full-time consultants the right to purchase our ordinary shares under the ESPP.  The number of ordinary shares initially reserved for purchase under the ESPP was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares.  On January 1, 2022, the number of ordinary shares reserved for the ESPP increased by 572,541.  The total ordinary shares reserved under the ESPP as of February 28, 2022 was 2,519,052. On March 1, 2022, 261,459 ordinary shares were issued under the ESPP for the six-month period from September 1, 2021 through February 28, 2022.

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

Under our articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Our directors are divided among the three classes as follows:

•	the Class I directors are Allon Bloch, Deirdre Bigley and Ferran Soriano, and their terms expire at our annual meeting of shareholders to be held in 2023;

•	the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2024; and

•	the Class III directors are Avishai Abrahami, Diane Greene and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2022.

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

Chairperson of the Board of Directors and Board of Directors Leadership Structure

Our articles of association provide that the Chairperson of the board of directors is appointed by the members of the board of directors and serves as Chairperson of the board of directors throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive Officer, may not serve as the Chairperson of the board of directors, and the Chairperson or a relative of the Chairperson may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the Chairperson of the board of directors; the Chairperson of the board of directors may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the Chairperson of the board of directors may not serve in any other position in the company or a controlled company, but he may serve as a director or Chairperson of a subsidiary.

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

Our audit committee consists of Ron Gutler, Deirdre Bigley and Allon Bloch.  Ron Gutler serves as the Chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules. Our board of directors has determined that Ron Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

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

Compensation Committee Composition and Role

Our compensation committee consists of Ron Gutler, Yuval Cohen and Deirdre Bigley. Ron Gutler serves as the Chairperson of the compensation committee.

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

Nominating and Governance Committee

Our nominating and governance committee consists of Ron Gutler and Deirdre Bigley. Ron Gutler serves as the Chairperson of the nominating and governance committee.  Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities which include:

•	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board of directors;

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company; and

•	reviewing and overseeing our strategy, programs, and public disclosure for environmental, social and governance issues.

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

Compensation of Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

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

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors and/or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

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

D.        Employees

As of December 31, 2021, we had 5,057 employees, 2,986 of whom were based in Israel, 1,209 of whom were based in the United States, 265 of whom were based in Lithuania, 9 of whom were based in Brazil, 14 of whom were based in Canada, 7 of whom were based in Japan, 9 of whom were based in the UK, 2 of whom were based in India, 10 of whom were based in Poland, 11 of whom were based in Ukraine, 5 of whom were based in Singapore, 514 of whom were based in Ireland and 16 of whom were based in Germany. Of our employees, 4,789 work full-time and 268 work part-time. As of December 31, 2021, we also engaged the services of 871 contractors in Ukraine either directly or through a third-party service organization. The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2019	2020	2021
Department
General and administration	311	430	538
Marketing	608	907	1,310
Research and development	1,552	1,923	2,349
Support and call center	600	1,368	1,732
Total	3,071	4,628	5,929

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

E.        Share Ownership

For information regarding the share ownership of our directors, executive officers, and employees, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2022 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 57,462,797 ordinary shares outstanding as of February 28, 2022. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2022 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of February 28, 2022 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.  See “Item 10.B. Additional Information—Articles of Association.” None of our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671 Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Avishai Abrahami(1)	1,935,114	3.3%
Lior Shemesh(2)	201,899	*
Nir Zohar (3)	746,900	1.3%
Omer Shai(4)	438,541	*
Yaniv Even-Haim(5)	43,057	*
Eitan Israeli (6)	31,750	*
Shelly Meyer (7)	92,008	*
Yaniv Vakrat (8)	14,000	*
Deirdre Bigley (9)	14,216	*
Allon Bloch(9)	14,679	*
Mark Tluszcz (9)	37,743	*
Yuval Cohen(9)	31,656	*
Ron Gutler(9)	40,053	*
Roy Saar(9)	41,579	*
Diane Greene (9)	7,731	*
Ferran Soriano (9)	4,469	*

All executive officers and directors as a group (16 persons)	3,695,395	6.2%

Principal Shareholders

FMR LLC (10)	4,504,284	7.8%
BlackRock, Inc. (11)	4,290,479	7.5%
Flossbach von Storch AG (12)	4,068,532	7.1%
Baillie Gifford & Co (13)	3,264,938	5.7%
__________
*          Less than 1%.
(1)       Shares beneficially owned consist of 960,644 shares and outstanding options to purchase 974,470 shares that are exercisable within 60 days of February 28, 2022.
(2)       Shares beneficially owned consist of 50,475 shares and 151,424 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2022.
(3)       Shares beneficially owned consist of 283,306 shares and 463,594 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2022. Excludes shares owned by Mr. Zohar’s spouse, as to all of which shares Mr. Zohar disclaims beneficial ownership.
(4)       Shares beneficially owned consist of 415,422 shares and 23,119 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2022.
(5)       Shares beneficially owned consist of 12,920 shares and 30,137 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2022.
(6)       Shares beneficially owned consist of 7,938 shares and 23,812 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2022.
(7)       Shares beneficially owned consist of 26,372 shares and 65,636 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2022.
(8)       Shares beneficially owned consist of 4,799 shares and 8,255 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2022 and 946 RSUs that vest within 60 days of February 28, 2022.
(9)       Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of  February 28, 2022 and RSUs that vest within 60 days of February 28, 2022.
(10)     This information is based upon a Schedule 13G filed by FMR LLC with the SEC on February 9, 2022. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G, FMR has sole voting power over 302,468 shares and sole dispositive power over 4,504,284 shares.
(11)     This information is based upon a Schedule 13G filed by BlackRock, Inc. with the SEC on February 8, 2022. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Pursuant to the Schedule 13G, BlackRock, Inc. beneficially owns over 4,290,479 shares.
(12)    This information is based upon a Schedule 13G filed by Flossbach von Storch AG (“Flossbach”) with the SEC on February 10, 2022. The address of Flossbach is Ottoplatz 1 50679 Cologne, Germany. Pursuant to the Schedule 13G, Flossbach has shared voting power over 3,919,194 shares, sole dispositive power over 149,338 shares, and shared dispositive power over 3,919,194 shares. Securities reported on the Schedule 13G are beneficially owned by Flossbach and are held by Flossbach and/or Flossbach von Storch Invest S.A.
(13)     This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, or BGC, with the SEC on January 27, 2022. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK Pursuant to the Schedule 13G/A, BGC has sole voting power over 2,013,270 shares and sole dispositive power over 3,264,938 shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.

Registered Holders

As of February 28, 2022, we had two holders of record of our ordinary shares in the United States. Those shareholders held in the aggregate 57,402,492 ordinary shares, representing 99.9% of the 57,462,797 outstanding ordinary shares as of February 28, 2022. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Options

Since our inception, we have granted options to purchase our ordinary shares and RSUs to our officers and our directors. Such award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. If an executive officer or director is involuntarily terminated without cause, or the executive officer or director voluntarily terminates his or her employment for good reason (as defined in the applicable equity agreement), all options will immediately vest. If an executive officer or director’s employment is terminated within a certain period following a merger or acquisition transaction, his or her unvested options will vest immediately, subject to certain other conditions. We describe our option plans under “Item 6.B. Directors, Senior Management and Employees—Compensation—2007 Share Option Plan” and “Item 6.B. Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan.”

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance. See “Item 6.B. Directors, Senior Management and Employees—Exculpation, Insurance and Indemnification of Office Holders.”

Family Relationships

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

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

Dividend Policy

We have never declared nor paid any cash dividends on our ordinary shares.  We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. See Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for a discussion of our board approved repurchase program. Our board of directors has sole discretion whether to pay dividends.  If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

B.        Significant Changes

No significant changes have occurred since December 31, 2021, except as otherwise disclosed in this annual report.

Item 9. THE OFFER AND LISTING

A.        Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013.  Prior to that date, there was no public trading market for our ordinary shares.  Our IPO was priced at $16.50 per share on November 5, 2013.

As of March 29, 2022, the last reported sale price of our ordinary shares on NASDAQ was $105.63 per share. As of March 29, 2022, we had 5 holders of record of our ordinary shares, including Wix.com Ltd. ESOP, Tamir Fishman Trust 2004 Ltd. and CEDE & Co. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.        Plan of Distribution

Not applicable.

C.        Markets

See “—Listing Details” above.

D.        Selling Shareholders

Not applicable.

E.        Dilution

Not applicable.

F.         Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.        Share Capital

Not applicable.

B.        Articles of Association

Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 57,802,728 shares are issued and outstanding as of March 29, 2022, and 895,136 are held in treasury.

A copy of our articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.        Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated

Material Contract	Location in This Annual Report
2013 Incentive Compensation Plan	“ITEM 6.B. Directors, Senior Management and Employees – Compensation – 2013 Incentive Compensation Plan.”
2007 Share Option Plan	“ITEM 6.B. Directors, Senior Management and Employees – Compensation – 2007 Share Option Plan.”
Compensation Policies	“ITEM 6.C. Directors, Senior Management and Employees – Board Practices – Compensation Policies under the Companies Law.”
Wix.com Ltd. 2013 Employee Stock Purchase Plan	“ITEM 6.B. Directors, Senior Management and Employees – Compensation – Employee Stock Purchase Plan.”
Form of Indemnification Agreement	“ITEM 6.C. – Directors, Senior Management and Employees – Board Practices – Exculpation, Insurance and Indemnification of Office Holders.”
Indenture, dated as of June 26, 2018, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2023	Note 10 to our audited consolidated financial statements included in Item 18 of this annual report.
Indenture, dated as of August 13, 2020, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2025	Note 10 to our audited consolidated financial statements included in Item 18 of this annual report.

D.        Exchange Controls

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

The following corporate tax benefits, among others, are available to Industrial Companies:

•
amortization of the cost of a purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first utilized;

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

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above. As of December 31, 2021, we did not utilize any of the benefits for which we were eligible under the Investment Law.

In addition, we chose 2012 as the "Year of Election" as well. The benefit period for this Year of Election will end in 2023. In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter.

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

The tax tracks under the Amendment are as follows: Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%). Special Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location. The new incentives regime applies to “Preferred Technological Enterprises” that meet certain conditions, including, inter alia:

1.	Investment of at least 7% of income, or at least NIS 75 million (approximately $19 million) in R&D activities; and

2.	One of the following:

◦	At least 20% of the workforce (or at least 200 employees) are employed in R&D;

◦	A venture capital investment approximately equivalent to at least $2 million was previously made in the company; or

◦	Growth in sales or workforce by an average of 25% over the three years preceding the tax year.

A “Special Preferred Technological Enterprise” is an enterprise that meets, inter alia conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.5 billion).

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate, which has been 23% since 2018.

In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter. In general, we meet the conditions of a “Preferred Technological Enterprise.” Accordingly, if we generate taxable income in Israel, we expect to be subject to tax at the rate of 12% (and 7.5% with respect to income attributed to development area A).

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research, including capital expenditures, in the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	the research and development must be for the promotion or development of the company; and

●	the research and development is carried out by or on behalf of the company seeking such tax deduction.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 3% on annual income exceeding NIS 647,640 in 2021 and NIS 663,240 in 2022, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).  With respect to a person who is a “Substantial Shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%.  A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.  Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise, 20% if the dividend is distributed from income attributed to a Preferred Enterprise, and 4% if the dividend distributed to a non-Israeli corporation from income attributed to a Preferred Technological Enterprise provided that at least 90% of the distributing company is held directly by non-Israeli companies, unless a reduced tax rate is provided under an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met.  If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, royalties, rents, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be classified as a PFIC for the taxable year that ended on December 31, 2021, or for the current taxable year. However, the determination of whether we are a PFIC is a factual determination that is made annually, after the close of the taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC for any taxable year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates.  In 2021, approximately 68% of our revenues were denominated in U.S. dollars and approximately 32% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Russian Ruble and the Brazilian Real.  In addition, in 2021, approximately 69% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 26% in New Israeli Shekels.  Our NIS-denominated expenses consist primarily of personnel and overhead costs.  Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).

Our primary processing provider converts payments collected from our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payments are not received in dollars this does not reduce our overall exposure to exchange rate fluctuations between these currencies and the U.S. dollar.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2021	(6.0)
2020	(3.6)
2019	(0.9)
2018	(0.1)
2017	(6.3)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have increased (decreased) our net loss by approximately $41 million in 2021. We estimate that a 10% concurrent devaluation of the Euros, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos and Russian Ruble against the U.S. dollar would have increased our net loss by approximately $37 million in 2021.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program.

We hedge limited portions of the anticipated payroll of our Israeli employees, Israeli suppliers and anticipated rent expenses of our Israeli premises denominated in NIS for a period of one to 12 months with forward contracts and other derivative instruments. In addition, we hedge a portion of our revenue transactions denominated in euros and British pounds. See Note 2(l) to our consolidated financial statements included elsewhere in this annual report.

Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar.  Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods.  As of December 31, 2021, we had $1,648.6 million of cash and cash equivalents, restricted deposits and marketable securities denominated in U.S. dollars and $65.4 million denominated in other currencies, primarily Israeli Shekel, Euro, British Pounds, Japanese Yen and the Brazilian Real.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2021 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes, in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2021. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16B. CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department. Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver on our website. We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We did not grant any waivers under our code of ethics in 2021.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2020 and 2021:

	2020	2021
	(in USD thousands)
Audit Fees	775	1,005
Audit-Related Fees	92	200
Tax Fees	290	267
Total	1,157	1,472

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 6, 2021, our board of directors authorized an extension to our then-existing repurchase program under which up to $200 million was available to purchase our ordinary shares and/or Convertible Notes, which plan received court approval in accordance with Israeli law on June 15, 2021. The plan, as authorized by the Israeli court, authorized repurchases through December 31, 2021.

During 2021, we completed the $200 million repurchase program, repurchasing 895,136 ordinary shares. The table below provides detailed information.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

January 1 – January 31	—	$—	—	$200,000
February 1 – February 28	—	$—	—	$200,000
March 1 – March 31	—	$—	—	$200,000
April 1 – April 30	—	$—	—	$200,000
May 1 – May 31	—	$—	—	$200,000
June 1 – June 30	—	$—	—	$200,000
July 1 – July 31	—	$—	—	$200,000
August 1 - August 31	647,465	$221.70	647,465	$56,460
September 1 - September 30	247,671	$227.96	247,671	$—
October 1 – October 31	—	$—	—	$—
November 1- November 30	—	$—	—	$—
December 1 – December 31	—	$—	—	$—
Total	895,136	$223.43	895,136	$—

(1) All ordinary shares were purchased pursuant to our publicly announced $200 million repurchase program.

On March 21, 2022, our board of directors authorized a repurchase program pursuant to which up to $500 million would be available to purchase our ordinary shares and/or Convertible Notes from time to time. This repurchase program is subject to court approval in Israel, and we intend to file a motion seeking such court approval to authorize the repurchase program.

If approved by the court in Israel, repurchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors our board of directors deems appropriate. Our board of directors may also suspend and/or discontinue the repurchase program at any time, in its sole discretion. All repurchases will be made in accordance with all applicable securities laws and regulations.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F-2 through F-59 of this annual report.

Item 19. EXHIBITS

See exhibit index incorporated herein by reference.

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, filed on March 28, 2017)
2.1	Description of Registered Securities (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed on April 2, 2020)
4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)
4.2	Wixpress Ltd. 2007 Employee Share Option Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-191508))
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

4.5	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for November 2019, filed on November 9, 2019)
4.6	Wix.com Ltd.’s Compensation Policy – Directors (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 6-K for November 2019, filed on November 9, 2019)
4.7
Indenture, dated as of June 26, 2018, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2023 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K for June 2018, filed on June 26, 2018)

4.8
Indenture, dated as of August 13, 2020, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2025 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K for August 2020, filed on August 13, 2020)

8.1	List of subsidiaries of the Registrant (filed herewith)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm (filed herewith)
101.INS	XBRL Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 1, 2022	Wix.com Ltd. By: /s/ AVISHAI ABRAHAMI Avishai Abrahami Co-Founder, Chief Executive Officer and Director

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 1, 2022 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Revenue recognition
Description of the Matter
As described in Note 2p to the consolidated financial statements, the Company derives its revenue mainly from subscription fees from customers for access to its platform, which it recognizes ratably over the related contractual term. The Company‘s revenue recognition process involves several applications responsible for the initiation, processing, and recording of transactions from the Company’s various sales channels, and the calculation of revenue in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involve capturing and processing significant volumes of data.

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

Our audit procedures included, among others, substantive audit procedures that included testing on a sample basis the completeness and accuracy of the underlying data within the Company’s billing system, performing data analytics by extracting data from the system to evaluate the completeness and accuracy of recorded revenue and deferred revenue amounts, tracing a sample of sales transactions to third-party documentation, and testing a sample of cash to billings reconciliations. We also evaluated the Company’s disclosures included in Note 2p to the consolidated financial statements.

We have served as the Company‘s auditor since 2007.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2022	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on Internal Control over Financial Reporting

We have audited Wix.com Ltd. and its subsidiaries  internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wix.com Ltd. and its subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated, statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2021 and the related notes, and our report dated April 1, 2022 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2022	A Member of Ernst & Young Global

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	451,355	168,858
Short-term deposits	411,687	577,138
Restricted deposits	7,012	925
Marketable securities	456,515	289,927
Trade receivables	30,367	23,670
Prepaid expenses and other current assets	32,877	40,666

Total current assets	1,389,813	1,101,184

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	41,554	87,680
Property and equipment, net	50,437	35,863
Marketable securities	387,341	536,877
Intangible assets, net	40,247	19,281
Goodwill	49,300	24,235
Operating lease right-of-use assets	101,095	88,406

Total long-term assets	669,974	792,342

TOTAL ASSETS	2,059,787	1,893,526

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$114,584	$79,881
Employees and payroll accruals	83,251	70,814
Deferred revenues	484,446	409,698
Accrued expenses and other current liabilities	62,816	48,769
Operating lease liabilities	29,201	22,336

Total current liabilities	774,298	631,498

LONG-TERM LIABILITIES:
Convertible notes, net	922,974	834,440
Long-term deferred revenues	59,966	50,867
Long-term deferred tax liabilities	72,803	15,343
Other long-term liabilities	2,267	-
Long-term operating lease liabilities	81,764	74,187

Total long-term liabilities	1,139,774	974,837

Total liabilities	1,914,072	1,606,335

Commitments and contingencies	-	-

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value - Authorized: 500,000,000 shares at December 31, 2020 and 2021; Issued 56,027,758 and 58,149,325 shares at December 31, 2020 and 2021, respectively; Outstanding: 56,027,758 and 57,254,189 shares at December 31, 2020 and 2021, respectively	111	107
Additional paid-in capital	994,795	862,134
Treasury Shares at cost, 895,136 ordinary shares	(199,997)	-
Accumulated other comprehensive income (loss)	(1,056)	9,406
Accumulated deficit	(648,138)	(584,456)

Total shareholders' equity	145,715	287,191

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,059,787	$1,893,526

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2021	2020	2019

Revenues
Creative Subscription	950,299	783,456	644,491
Business Solutions	319,358	200,911	113,176
	1,269,657	984,367	757,667
Cost of Revenues
Creative Subscription	232,619	167,539	120,905
Business Solutions	255,960	145,480	73,915
	488,579	313,019	194,820
Gross profit	781,078	671,348	562,847

Research and development, net	424,937	320,278	250,791
Selling and marketing	512,027	438,210	307,718
General and administrative	169,648	111,915	85,922

Total operating expenses	1,106,612	870,403	644,431

Operating loss	(325,534)	(199,055)	(81,584)
Financial income (expenses), net	271,943	47,059	(3,621)
Other income	584	118	55

Loss before taxes on income	(53,007)	(151,878)	(85,150)
Taxes on income	64,202	14,989	2,598

Net loss	(117,209)	(166,867)	(87,748)

Other comprehensive loss:

Unrealized gains (loss) from marketable securities, net	(4,701)	2,916	1,167
Unrealized gains (loss) on cash flow hedge, net	(5,761)	5,133	1,881

Other comprehensive income (loss) for the year, net	(10,462)	8,049	3,048

Total comprehensive loss	$(127,671)	$(158,818)	$(84,700)

Basic and diluted net loss per ordinary share	$(2.06)	$(3.07)	$(1.74)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Treasury	Other comprehensive	Accumulated	Total shareholders'
	Shares	Amount		Capital	Shares	Income (loss)	deficit	Equity

Balance as of January 1, 2019	49,269,626	88		472,239	-	(1,691)	(329,841)	140,795

Exercise of options, ESPP shares and vesting of RSUs	2,256,293	6		29,368	-	-	-	29,374
Share-based compensation	-	-		109,476	-	-	-	109,476
Other comprehensive loss	-	-		-	-	3,048	-	3,048
Net loss	-	-		-	-	-	(87,748)	(87,748)

Balance as of December 31, 2019	51,525,919	94		611,083	-	1,357	(417,589)	194,945

Exercise of options, ESPP shares and vesting of RSUs	4,501,124	13		36,096	-	-	-	36,109
Share-based compensation	-	-		147,439	-	-	-	147,439
Equity Component of Convertible senior notes 2025, net	-	-		67,337	-	-	-	67,337
Conversion of Convertible senior notes 2023	715	*	)	179	-	-	-	179
Other comprehensive income	-	-		-	-	8,049	-	8,049
Net loss	-	-		-	-	-	(166,867)	(166,867)

Balance as of December 31, 2020	56,027,758	107		862,134	-	9,406	(584,456)	287,191

Early adoption of ASU 2020-06 as of January 1, 2021	-	-		(215,712)	-	-	53,527	(162,185)
Exercise of options, ESPP shares and vesting of RSUs	1,560,797	5		47,446	-	-	-	47,451
Share-based compensation	-	-		221,980	-	-	-	221,980
Treasury Shares	(895,136)	(3)		-	(199,997)	-	-	(200,000)
Conversion of Convertible senior notes 2023	560,770	2		78,947	-	-	-	78,949
Other comprehensive income	-	-		-	-	(10,462)	-	(10,462)
Net loss	-	-		-	-	-	(117,209)	(117,209)

Balance as of December 31, 2021	57,254,189	111		994,795	(199,997)	(1,056)	(648,138)	145,715

*) represent amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net loss	$(117,209)	$(166,867)	$(87,748)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	13,929	14,610	12,126
Amortization of intangible assets	4,952	2,577	4,588
Share based compensation expenses	221,391	147,313	109,337
Amortization of debt discount and debt issuance costs	5,298	29,954	20,938
Changes in accrued interest and exchange rate on short-term and long-term deposits	(20)	(43)	748
Amortization of premium, discount and accrued interest on marketable securities, net	7,843	4,471	(346)
Remeasurement gain on Marketable equity	(166,323)	-	-
Deferred taxes, net	54,454	12,089	935
Changes in operating lease right-of-use assets	28,441	17,867	18,225
Changes in operating lease liabilities	(26,688)	(15,807)	(15,376)
Increase in trade receivables	(6,250)	(6,457)	(3,459)
Increase in prepaid expenses and other current and long-term assets	(98,468)	(89,386)	(5,168)
Increase (decrease) in trade payables	26,595	41,967	(7,560)
Increase in employees and payroll accruals	19,391	25,326	7,781
Increase in short-term and long-term deferred revenues	82,361	117,664	74,818
Increase in accrued expenses and other current and long-term liabilities	15,988	12,771	19,725

Net cash provided by operating activities	65,685	148,049	149,564

Cash flows from investing activities:

Proceeds from short-term and restricted deposits	732,015	294,225	348,775
Investment in short-term and restricted deposits	(572,631)	(577,000)	(296,100)
Investment in marketable securities	(29,377)	(763,581)	(402,774)
Proceeds from marketable securities	312,201	277,335	132,905
Purchase of property and equipment and payment of prepaid expenses	(35,770)	(18,403)	(21,427)
Capitalization of internal use of software	(1,930)	(450)	(639)
Payments for businesses acquired, net of acquired cash	(42,729)	(6,626)	-
Proceed from equity securities	18,771	-	-
Purchases of investments in privately held companies	(3,681)	(1,185)	(3,862)
Proceeds from realization of investments in privately held company	-	1,098	-
Investment in other long-term assets	-	(5,643)	(891)

Net cash provided by (used in) investing activities	376,869	(800,230)	(244,013)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Proceeds from issuance of convertible senior notes	-	575,000	-
Payments of debt issuance costs	-	(15,713)	-
Purchase of capped call	-	(46,000)	-
Purchase of treasury shares	(200,000)	-	-
Proceeds from exercise of options and ESPP shares	39,943	39,649	31,495

Net cash provided by (used in) financing activities	(160,057)	552,936	31,495

Increase (decrease) in cash and cash equivalents	282,497	(99,245)	(62,954)
Cash and cash equivalents at the beginning of the year	168,858	268,103	331,057

Cash and cash equivalents at the end of the year	$451,355	$168,858	$268,103

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$6,523	$5,810	$3,109

Interest received during the year	$20,154	$18,647	$18,996

Supplemental information for non-cash transactions

Right-of-use asset recognized with corresponding lease liability	$41,130	$29,137	$46,121

Non-cash purchase of property and equipment	$9,324	$1,007	$1,232

Conversion of Convertible Notes	$78,949	$179	$-

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL

Wix.com Ltd., an Israeli corporation (was incorporated in October, 2006), and its subsidiaries (collectively, the “Company” or “Wix”), was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Wix is a leading, global, web development platform for millions of creators, delivering its solutions through a Software-as-a-Service (SaaS) model. Since its founding, Wix has developed and launched multiple innovative products, services, and business solutions that empower any business, organization or brand worldwide to create, manage and grow a fully integrated and dynamic digital presence.

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

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Foreign currency translation and transactions:

A substantial portion of the Company's financing activities, including equity transactions, cash investments, costs and revenues are generated in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and each of its subsidiaries operate. Thus, the functional and reporting currency of the Company is the U.S. dollar. Transactions and balances that are denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with principles set forth in Accounting Standard Codification ("ASC") Topic 830, Foreign Currency Matters (“ASC 830"). In accordance with ASC 830, monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets denominated in foreign currencies are measured using historical exchange rates. Gains and losses resulting from remeasurement are generally recorded in the statement of comprehensive loss as financial income or expenses, as appropriate.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Short-term deposits:

Short-term deposits are deposits with maturities over three months from the date of purchase and of up to one year. As of December 31, 2021 and 2020, the Company's bank deposits were mainly denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 0.77% and 1.21%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.	Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises and for the Company's credit cards. As of December 31, 2021 and 2020, the Company's bank deposits were in U.S. dollars and bore interest at weighted average interest rates of 0.63% and 0.038%, respectively. Restricted deposits are presented at their cost, including accrued interest.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Marketable securities:

Marketable securities consist of investments in debt securities and in equity securities with readily determinable fair values. The Company accounts for investments in marketable debt securities in accordance with ASC Topic 320, Investments - Debt Securities (“ASC 320”). The Company’s marketable debt securities consist of U.S. federal deposit insured corporation, Treasury bonds, certificate of deposits, sovereign bonds, municipal bonds and corporate bonds. Marketable debt securities are classified as available for sale at the time of purchase. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and non-credit related losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income (expense), net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, together with interest on securities, are included in financial income (expense), net.

Prior to January 1, 2020, the Company recognized an impairment charge when a decline in the fair value of its investments below the cost basis was judged to be other-than-temporary (“OTTI”). Factors considered in making such a determination included the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. The Company concluded that unrealized losses on its available-for-sale debt securities for the year ended December 2019 were not OTTI.

In 2020, the Company adopted ASU 2016-13, Topic 326 Financial Instruments – Credit Losses which modified the OTTI model for available for sale debt securities. Available-for-sale debt securities are periodically evaluated for unrealized losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income (expense), net when the impairment is incurred. During the years ended December 31, 2021 and 2020, credit loss impairments were immaterial.

The Company classifies its marketable debt securities as either short-term or long-term based on each instruments’ underlying contractual maturity date as well as the intended time of realization. Marketable debt securities with maturities of 12 months or less are classified as short-term, and marketable debt securities with maturities greater than 12 months are classified as long-term.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for investments in marketable equity securities with readily determinable fair values in accordance with ASC Topic 321, Investments - Equity Securities (“ASC 321”). These investments are measured at fair value with the related gains and losses, including unrealized, recognized in financial income (expense), net.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and electronic equipment	15 - 33 (mainly 33)
Internal use software	33
Office furniture and equipment	6 - 14 (mainly 6)
Vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

The carrying amounts of property and equipment are reviewed for impairment in accordance with ASC Topic 360, Property, Plant and Equipment ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or assets group to their net carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no impairment charges during any of the periods presented.

i.	Business combinations:

The Company accounts for business combinations in accordance with ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. Upon the end of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever occurs earlier, any subsequent adjustments would be recorded in the statement of comprehensive loss. Acquisition-related costs are recognized separately from the business combination and are expensed as incurred. The Company accounts for a transaction that does not meet the definition of a business as an asset acquisition.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill and intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions.

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Under ASC Topic 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized, but rather is subject to impairment test at least annually. The Company elected to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill, by comparing the fair value of the reporting unit with the carrying amount of the reporting unit that includes goodwill. The Company may bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Company operates as one reporting segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment at that level. The Company’s analysis did not indicate impairment during any of the periods presented.

Intangible assets are stated at cost, less accumulated amortization and impairment. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets:

Technology	7-8 years
Customer relations	4 -15 years
Customer data	15 years
Non-Competition agreement	3 years
Domain	7 years
Distribution agreement	1.5 years

Amortization is recorded into cost of revenues or operating expenses, depending on the nature of the asset. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or assets group to their net carrying amount. If the estimated undiscounted future cash flows associated with the asset or assets group are less than the carrying amount, an impairment loss will be recorded based on the estimated fair value. There were no material impairment charges during any of the periods presented.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Investments in privately held companies:

The Company holds equity investments in private companies without readily determinable market values in which it does not have control or significant influence. The Company accounts for these equity investments using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. The investments are reviewed periodically to determine if their respective values have appreciated or have been impaired, and adjustments are recorded as necessary. These investments are presented in the Company’s consolidated balance sheets as part of prepaid expenses and other long-term assets.

The carrying amount the Company’s equity investments in privately held companies without readily determinable market values as of December 31, 2021 and 2020, was $11,477 and $72,646, respectively.

During the year ended December 31, 2021, a privately held company completed its initial public offering and began trading on Nasdaq. As such, effective June 2021, the Company's investment in this company no longer qualifies for the use of the measurement alternative, as the fair value of the investment became readily determinable. As a result, the investment was classified as marketable securities. At the date of transfer the carrying amount of the investment was $96,222.

During the years ended December 31, 2021 and 2020, the Company recorded in financial income (expense), net unrealized gains of $2,833 and $67,822, respectively, related to revaluation of its equity investments in privately held companies based on observable price changes.

As of December 31, 2021, cumulative unrealized gains related to investments in privately held companies without readily determinable market values, excluding unrealized gains related to the investment transferred to marketable securities, was $3,946.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Derivatives instruments:

The Company enters into foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign exchange risks.

In accordance with ASC Topic 815, Derivative and Hedging ("ASC 815"), the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at their respective fair values. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative.

Derivative instruments designated as hedging instruments:

The Company has instituted a foreign currency cash flow hedging program, to hedge the risk of overall changes in cash flows resulting from foreign currency salary payments, rent and other overheads. The Company hedges portions of its forecasted salary, rent and other overhead cash flow denominated in NIS, using options and forward contracts that are designated as cash flow hedges, as defined by ASC 815. For these derivative instruments, gains and losses are reported as a component of other comprehensive income and subsequently recognized in earnings with the corresponding hedged item.

The net fair value of derivative instruments designated as hedging instruments as of December 31, 2021 and 2020, totaled $394 and $6,841, respectively, and is presented as prepaid expenses and other current assets.

As of December 31, 2021 and 2020, the gross amount recorded in accumulated other comprehensive income from the Company's currency options transactions was $296 and $6,841, respectively.

As of December 31, 2021, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $156,806. The foreign exchange forward and options contracts will expire throughout 2022.

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Brazilian Real, Japanese Yen and Israeli Shekel.

Gains and losses related to such derivative instruments are recorded in financial income (expenses), net.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The net fair value of derivative instruments not designated as hedging instruments as of December 31, 2021 and 2020, totaled $476 and $(1,719), respectively, and is presented as prepaid expenses and other current assets and accrued expenses and other current liabilities.

In the years ended December 31, 2021, 2020 and 2019, the Company recorded financial income (expenses), net, from economically hedge, in the amount of $6,408, $(5,529) and $963, respectively.

As of December 31, 2021, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $259,903. The foreign exchange forward and option transactions will expire through 2022.

m.	Severance pay:

The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

The majority of the Company's liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law ("Section 14"). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

Severance expense for the years ended December 31, 2021, 2020 and 2019, amounted to $22,413, $15,737 and $12,042, respectively.

n.	U.S. employees defined contribution plan:

The U.S. Subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $19.5 per year (for certain employees over 50 years of age the maximum contribution is $26 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2021, 2020 and 2019, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $2,271, $1,117 and $727, respectively.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Convertible Senior Notes:

Prior to January 1, 2021, the Company accounted for the issuance of Convertible Senior Notes (also referred to as “Notes” or “Convertible Notes”) in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options. Pursuant to this subtopic, as the Convertible Notes have a net settlement feature and may be settled wholly or partially in cash upon conversion, the Company separately accounted for the liability (debt) and equity (conversion option) components of the instrument. The carrying amount of the liability component was computed by estimating the fair value of a similar liability without the conversion option. The amount of the equity component was then calculated by deducting the fair value of the liability component from the principal amount of the instrument. This difference was accounted for as a debt discount that was amortized to interest expense over the respective terms of the Convertible Notes using an effective interest rate method. In accounting for the issuance costs related to the Convertible Notes, the allocation of issuance costs incurred between the liability and equity components was based on their relative values.

As of January 1, 2021, when the Company early adopted ASU 2020-06, the Company accounts for the Convertible Notes at amortized cost, as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Convertible Notes, less debt offering costs, adjusted for any amortization of offering costs. Offering costs are being amortized to interest expense over the term of the Convertible Notes, using the effective interest rate method.

See Note 2.ae for details on the early adoption of ASU 2020-06 as of January 1, 2021.

p.	Revenue recognition:

The Company’s total revenues are comprised of revenues from Creative Subscriptions and revenues from Business Solutions. Creative Subscriptions revenues are generated from the sale of monthly, yearly and multi-year premium subscriptions for its website solutions as well as from the sale of domain registrations. Business Solutions revenues are generated from the sale of additional products and services that are offered to all of the Company’s registered users, in addition to the creative subscriptions. These products and services include, among others, Google Workspace (formerly known as G-Suite), Wix Payments, Ascend by Wix and other applications, both sold through the Company’s App Market or elsewhere on its platform.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with ASC Topic 606, Revenues from Contracts with Customers (“ASC 606”), the Company recognizes revenue when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services. Revenue is recognized net of allowances for refunds and any taxes collected from customers, which are subsequently remitted to governmental authorities. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

The Company recognizes revenue by applying the following steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

Arrangements with the Company’s customers do not provide the customers with the right to take possession of the software supporting the Company’s platform at any time and are therefore accounted for as service contracts.

In instances where the timing of revenue recognition differs from the timing of payment, the Company has determined that its contracts do not include a significant financing component. The Company applies the practical expedient in ASC 606 and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Payments received in advance of the Company’s performance are recorded as deferred revenues, which represent a contract liability.

The Company's arrangements with its customers may include multiple performance obligations. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under ASC 606. Each of the Company’s products and services is sold separately, therefore standalone selling prices (SSP) for each of them is observed, and allocation of the transaction price between the performance obligations in the contract is made relatively on that basis.

Creative Subscriptions

Revenues from premium subscriptions are recognized on a straight-line basis over the contract period.

The Company offers a 14-day money back guaranty ("Guaranty Period") on new premium subscription. The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

Revenues related to the purchase and registration of domain names are recognized at a point in time upon the purchase and registration of the domain name, since that is when the Company transfers control and satisfies the performance obligation.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Business Solutions

Revenues related to subscriptions and software applications developed by the Company, including Ascend by Wix, are primarily recognized on a straight-line basis over the contract period.

Revenues related to Wix Payments earned from processing payments are recognized at the time of the transaction, and fees are determined based in part on a percentage of the Gross Payment Volume (“GPV”) processed plus a per transaction fee, where applicable.

Revenues related to Google Workspace subscriptions, which are sold on a monthly or yearly basis, are recognized on a ratable basis over the subscription period. See Note 2.af with regard to a correction of immaterial prior-period errors related to Google Workspace.

Revenues related to third-party software applications and solutions are generally recognized on a net basis at a point in time upon purchase of the application, since that is when the Company completes its obligation to facilitate the transfer between the customer and the third party.

Principal versus Agent Considerations

The Company follows the guidance provided in ASC 606 for determining whether the Company is a principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. The Company determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). This determination is reviewed for each specified product or service promised to the customer and may involve significant judgment. The Company sells its products and services directly to customers and also through a network of resellers. In certain cases, the Company acts as a reseller of products and services provided by others. Certain revenues earned from domain names, third-party offerings, including Google Workspace, and Wix Payments, are recorded on a gross basis, as the Company has determined that it controls the promised product or service before it is transferred to the end customers, is primarily responsible for the fulfillment, and has discretion in establishing prices. Revenues related to third-party software applications and solutions are recognized on a net basis when the Company does not control the product or service before transferring to the customers.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Remaining performance obligation

The Company’s remaining performance obligations represent revenue that has not yet been recognized and include deferred revenue and unbilled amounts that will be recognized as revenue in future periods.

As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $611,217. As of December 31, 2021, the Company expects to recognize 79% of its remaining performance obligations as revenue over the next 12 months, and the remainder thereafter.

q.	Costs to obtain contracts:

The Company capitalizes certain sales commissions as costs of obtaining a contract when they are incremental and if they are expected to be recovered. These costs are subsequently amortized consistently with the pattern of revenue recognition from contracts for which the commissions relate, over an estimated period of benefit. Deferred commission costs capitalized are periodically reviewed for impairment. There were no impairment losses recorded during the periods presented. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these costs as incurred. Amortization expense of these costs are included in selling and marketing expenses.

As of December 31, 2021 and 2020, the amount of deferred commissions was $3,187 and $1,072, respectively and is included in prepaid expenses and other current assets on the consolidated balance sheets.

During the years ended December 31, 2021 and 2020, the Company recorded amortization expenses in connection with deferred commissions in the amount of $110 and $2, respectively.

r.	Cost of revenues:

Cost of creative subscriptions revenues consists primarily of the allocation of costs associated with the provision of website creation and services, and related customer care and call center costs along with domain name registration costs. Cost of creative subscriptions revenues also consists of personnel and the related overhead costs, including share-based compensation.

Cost of business solutions revenue consists primarily of the allocation of bandwidth, hosting and support costs, and certain revenue share payments according to the Company’s agreements with third-party providers. It also includes costs related to payment processing, such as credit card interchange, network fees (charged by credit card providers), and third-party processing fees.

s.	Research and development costs:

Research and development costs are generally expensed as incurred. Research and development expenses primarily consist of personnel and related expenses, including share-based compensation and allocated overhead costs.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Internal use software costs:

The Company capitalized certain costs related to the online platform for internal use incurred during the application development stage. The Company also capitalizes costs related to upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred in the preliminary stages of development are expensed as incurred. Capitalization begins when the preliminary project stage is completed, and it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use. Maintenance costs are expensed as incurred.

Capitalized software development are included in property and equipment, net in the consolidated balance sheets, and are amortized over the estimated useful life of the software, on a straight-line basis.

During 2021, 2020 and 2019, the Company capitalized $2,519, $575 and $778, respectively.

u.	Selling and marketing:

Selling and marketing expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements, and are charged to the statement of comprehensive loss, as incurred. Selling and marketing expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $284,540, $282,804 and $187,318, respectively.

v.	Share-based compensation:

The Company has granted restricted stock units (“RSUs”) and stock options vesting solely upon continued service, as well as performance-based awards, including performance stock units (“PSUs”), with vesting based on achievement of specified performance targets. In addition, the Company grants stock options under its Employee Stock Purchase Plan (“ESPP”), available solely to active employees. The Company accounts for share-based compensation in accordance with ASC 718, Compensation - Stock Compensation ("ASC 718"). Compensation cost for share-based awards is measured at the fair value on the grant date and recognized as expense using the straight-line method for service-based awards, and the accelerated method for performance-based awards, over the requisite service period. The Company estimates forfeitures at the grant date based on past experience, and revises its estimate if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company regularly estimates when and if performance-based awards will be earned and record expense over the estimated service period only for awards considered probable of being earned. Any previously recognized expense is reversed in the period in which an award is determined to no longer be probable of being earned.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate model for determining the fair value for its share options awards and ESPP, whereas the fair value of RSUs and PSUs is based on the closing market value of the underlying shares at the date of grant. The option-pricing model requires the Company to make several assumptions, including the Company’s share price, expected volatility, expected term, risk-free interest rate, and expected dividends. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model.

w.	Income taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”), using the liability method, whereby deferred tax assets and liabilities account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and for carry-forward tax losses, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company recognizes a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2021, the Company recorded a full valuation allowance against its deferred tax assets.

Deferred tax assets and liabilities are classified as long-term assets and liabilities in the consolidated balance sheets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more-likely-than-not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Legal contingencies:

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

y.	Basic and diluted net loss per share:

Basic and diluted net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period. Basic and diluted net loss per ordinary share was the same for each period presented as the inclusion of all potential ordinary shares outstanding was anti-dilutive.

For the years ended December 31, 2021, 2020 and 2019, all outstanding options, RSUs, performance-based awards and Convertible Senior Notes have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

z.	Treasury shares:

The Company repurchased its ordinary shares and holds them as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

aa.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and restricted deposits, marketable debt securities, and trade receivables.

The majority of the Company's and its subsidiaries' cash and cash equivalents, short-term and restricted deposits, are invested in major banks in Israel, Brazil and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk. The Company’s marketable debt securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy minimizes credit risk by setting limits for minimum credit rating and maximum concentration per issuer, thereby reducing credit risk concentrations.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are geographically dispersed and derived from sales in North America, Europe, Latin America and Asia. Concentration of credit risk with respect to trade receivables is limited by ongoing creditworthiness evaluation and account monitoring procedures.

ab.	Fair value of financial instruments:

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), that defines fair value and establishes a framework for measuring and disclosing fair value. Fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance using a fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ac.	Government grants:

Grants from the Investment and Development Authority for Economic and Industrial Development (the "Investment Authority") for participation in salary expenses for employees in national priority areas, from the Israel Innovation Authority (the "IIA"), for participation in research and development activities, and grants from the European Innovation Council (EIC), are recognized as a deduction from research and development expenses, net, at the time the Company is entitled to such grants on the basis of the related cost incurred. The Company will not be obligated to pay royalties to the Investment Authority and the IIA.

The Company recorded grants from the Investment Authority in the amounts of $509, $957 and $852 for the years ended December 31, 2021, 2020 and 2019, respectively.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recorded grants from IIA in the amounts of $-, $16 and $758 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company recorded grants from EIC in the amounts of $9, $120 and $21 for the years ended December 31, 2021, 2020 and 2019, respectively.

ad.	Leases:

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”), by first determining if an arrangement is a lease, at inception.

The Company's lease agreements generally include lease and non-lease components. Payments under lease arrangements are primarily fixed. Non-lease components primarily include payments for maintenance and utilities. The Company combines fixed payments for non-lease components with lease payments and account for them together as a single lease component.

Certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use (“ROU”) assets and liabilities.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of its leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. ROU assets also include any prepaid lease payments and lease incentives.

Operating lease ROU assets and liabilities are included in the Company’s consolidated balance sheet. Operating lease expense (excluding variable lease payments) is recognized on a straight-line basis over the lease term. During the periods presented all of the Company’s lease contracts are accounted for as operating leases.

The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. There were no impairment charges during any of the periods presented.

The Company subleases certain leased office spaces to third parties, and recognizes sublease income on a straight-line basis over the sublease term. The Company recognizes sublease income as an offset to lease expense in the consolidated statements of comprehensive loss.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ae.	Accounting pronouncements adopted in the year:

1.
In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40). Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The guidance also requires the if-converted method to be applied for all convertible instruments when calculating earnings per share. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires using either a modified retrospective or a full retrospective approach.

The Company early adopted ASU 2020-06 effective January 1, 2021 using the modified retrospective approach. The adoption eliminated the requirement to separately account for the liability and equity components of the Company’s convertible notes, which existed under previous accounting guidance. This resulted in a decrease to accumulated deficit of $53,527, a decrease to additional paid-in capital of $215,712, and an increase to convertible notes, net of $162,185. Interest expense recognized in future periods will be reduced as a result of accounting for the convertible notes as a single liability measured at its amortized cost.

2.
In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the (1) recognition of an acquired contract liability and (2) payment terms and their direct effect on subsequent revenue recognized by the acquirer. The updates are effective for annual periods beginning after December 15, 2022, including interim periods within those periods. Early adoption is permitted, including the adoption in an interim period. The Company early adopted this ASU prospectively, as of January 1, 2021, with no material impact on its consolidated financial statements and related disclosures.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

af.	Prior-period financial statements correction of immaterial errors:

During the year ended December 31, 2021, the Company recorded a correction of prior-period errors related to the timing of revenue recognition and the related cost of revenues from the sale of Google Workspace solutions. The Company assessed the materiality of these errors on the financial statements for prior periods in accordance with the SEC Staff Accounting Bulletin (SAB) No. 99, Materiality, codified in ASC 250, Presentation of Financial Statements, and concluded that they were not material to prior years presented. However, the Company determined that the impact of the misstatement to its financial statements for the year ended December 31, 2021 was material. In accordance with ASC 250, the Company has corrected the misstatement for the years ended December 31, 2020 and December 31, 2019 by revising the consolidated financial statements appearing herein. The impact of the errors on the Company’s consolidated balance sheet as of December 31, 2020 was an understatement of deferred revenues of $36,177 and an overstatement of accrued expenses of $21,660, resulted in an understatement of accumulated deficit of $14,517. In addition, the errors resulted in accumulated deficit as of December 31, 2019 and January 1, 2019, being understated by $12,804 and $11,470, respectively.

The following tables summarize the effects of the corrections on the Company’s consolidated statements of comprehensive loss for the years ended December 31, 2020 and 2019:

	Year Ended December 31, 2020
	As Previously Reported	Adjustment	As Revised
Total Revenues	$988,760	$(4,393)	$984,367
Total cost of revenue	315,699	(2,680)	313,019
Gross Profit	673,061	(1,713)	671,348
Operating loss	(197,342)	(1,713)	(199,055)
Loss before taxes	(150,165)	(1,713)	(151,878)
Net loss	(165,154)	(1,713)	(166,867)
Basic and diluted net loss per shares	$(3.03)	$(0.04)	$(3.07)

	Year Ended December 31, 2019
	As Previously Reported	Adjustment	As Revised
Total Revenues	$761,088	$(3,421)	$757,667
Total cost of revenue	196,907	(2,087)	194,820
Gross Profit	564,181	(1,334)	562,847
Operating loss	(80,250)	(1,334)	(81,584)
Loss before taxes	(83,816)	(1,334)	(85,150)
Net loss	(86,414)	(1,334)	(87,748)
Basic and diluted net loss per shares	$(1.71)	$(0.03)	$(1.74)

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-      FAIR VALUE MEASUREMENTS

The carrying values of cash and cash equivalents, short-term and restricted deposits, trade receivables, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

In accordance with ASC 820, the Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following tables represent the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020:

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$189,437	$-	$-	$189,437
Marketable securities	312,934	530,922	-	843,856
Foreign currency derivatives presented as contracts assets	-	3,546	-	3,546
Financial liabilities:
Foreign currency derivatives presented as contracts liabilities	-	(2,677)	-	(2,677)

	$502,371	$531,791	$-	$1,034,162

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-       FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$20,656	$-	$-	$20,656
Marketable securities	-	826,804	-	826,804
Foreign currency derivatives presented as contracts assets	-	7,083	-	7,083
Financial liabilities:
Foreign currency derivatives presented as contracts liabilities	-	(1,961)	-	(1,961)

	$20,656	$831,926	$-	$852,582

As of December 31, 2021, the total estimated fair value of the Convertible Notes was $974,074 (2023 Convertible Notes were $456,068 and 2025 Convertible Notes were $518,006). The fair value of the Convertible Notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted prices of the Convertible Notes in an over-the-counter market.

NOTE 4:-      MARKETABLE SECURITIES

As of December 31, 2021 and 2020, the Company held marketable debt securities classified as available-for-sale securities as follows:

	December 31,
	2021				2020
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
LESS THAN A YEAR

Government and corporate debentures - fixed interest rate	$196,408	$583	$(49)	$196,942	$244,434	$526	$(48)	$244,912
Government-sponsored enterprises	2,501	1	-	2,502	10,006	32	-	10,038
Government and corporate debentures - floating interest rate	10,008	10	-	10,018	34,967	10	-	34,977

	$208,917	$594	$(49)	$209,462	$289,407	$568	$(48)	$289,927

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-       MARKETABLE SECURITIES (Cont.)

	December 31,
	2021				2020
MORE THAN 1 YEAR THROUGH FIVE YEARS	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$303,429	$239	$(1,636)	$302,032	$494,520	$3,821	$(143)	$498,198
Government-sponsored enterprises	16,460	-	(79)	16,381	21,264	67	-	21,331
Government and corporate debentures - floating interest rate	3,049	1	(3)	3,047	17,331	24	(7)	17,348

	$322,938	$240	$(1,718)	$321,460	$533,115	$3,912	$(150)	$536,877

The gross unrealized losses on the Company's marketable debt securities were not material as of December 31, 2021 and 2020.

As of December 31, 2021, and 2020, interest receivable amounted to $2,635 and $4,376, respectively, and is included within marketable securities in the consolidated balance sheets.

Effective June 2021, an equity investment in a privately held company no longer qualifies for the use of the measurement alternative, as the fair value of the investment became readily determinable. The investment was therefore transferred from measurement alternative to equity securities with readily determinable fair value. For more details see Note 2.k.

As of December 31, 2021, marketable equity securities with readily determinable fair values, carried at fair value, amounted to $312,934. Unrealized gains recognized during the year ended December 31, 2021 were $249,561.

NOTE 5:-       PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2021	2020

Government authorities	$4,634	$7,381
Hedging transaction asset	3,546	7,083
Prepaid expenses	16,678	13,984
Other current assets	8,019	12,218

	$32,877	$40,666

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-      PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2021	2020
Cost:

Leasehold improvements	$53,011	$41,101
Computers, peripheral equipment and electronic equipment	35,204	27,449
Internal use software	4,983	2,467
Office furniture and equipment	7,010	6,464
Vehicles	254	130

	100,462	77,611

Less - accumulated depreciation	50,025	41,748

Depreciated cost	$50,437	$35,863

Depreciation expense related to property and equipment, net was included in the following line items in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$3,186	$2,654	$1,946
Research and development, net	6,427	7,703	6,401
Selling and marketing	2,939	2,993	2,244
General and administrative	1,377	1,260	1,535

	$13,929	$14,610	$12,126

During 2021 and 2020, the Company recorded a reduction of $5,652 and $5,923 to the cost and accumulated depreciation of fully depreciated equipment no longer in use, following an assessment made by the Company.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-     BUSINESS COMBINATION

During the year ended December 31, 2021, the Company acquired 100% of the capital shares of three privately held companies for aggregate purchase consideration of $46,629 (subject to working capital adjustments), out of which an amount of $1,047 relates to a previous investment in one of the acquired companies through a convertible loan agreement (CLA). In addition to the purchase consideration, the Company entered into cash and equity compensation arrangements with certain founders and employees, which aggregately amounted to $19,167 and are subject to certain performance and employment conditions following the respective closing dates.

The following table summarizes the fair values of the aggregate assets acquired and liabilities assumed:

(in thousands)

Cash	$2,853
Trade receivables	378
Prepaid expenses and other current assets	124
Intangible assets	25,918
Goodwill	25,065

Total Assets	$54,338

Current liabilities	3,698
Deferred tax liability	4,011

Total Liabilities	$7,709

Cash consideration paid	45,582
Fair value of previous investment	1,047
Total purchase consideration	$46,629

The identified intangible assets acquired, which were valued using income-based approaches, primarily consist of developed technology, customer relations, and non-competition agreements, and have a total weighted-average useful life of 6.7 years.

Goodwill generated from the above business combinations is attributed to synergies between the Company's and the acquired businesses’ products and services, and is not deductible for income tax purposes.

Transaction costs incurred by the Company in connection with the acquisitions for the year ended December 31, 2021 were approximately $602 and included in operating expenses.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-      INTANGIBLE ASSETS, NET

	December 31,
	2021	2020
Cost:

Technology	$28,795	$9,614
Customer relations	17,663	11,054
Non-Competition agreement	128	-
Customer data	12,043	12,043
Domain	552	552
Distribution agreement	291	291

	59,472	33,554

Less - accumulated amortization	19,225	14,273

Intangible assets, net	$40,247	$19,281

Estimated amortization expense for the years ended:

2022	$6,259
2023	5,963
2024	5,877
2025	4,829
Thereafter	17,319

$40,247

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$2,030	$316	$1,951
Selling and marketing	2,918	2,257	2,629
General and administrative	4	4	8

	$4,952	$2,577	$4,588

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2020

Accrued expenses	$32,812	$18,989
Government authorities	26,911	26,008
Hedging transaction liability	2,677	1,961
Uncertain tax positions	416	1,811

	$62,816	$48,769

NOTE 10:- CONVERTIBLE NOTES

2025 Convertible notes

In August 2020, The Company issued $575,000 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). The 2025 Convertible Notes mature on August 15, 2025 unless earlier repurchased or converted. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The 2025 Convertible Notes are convertible at an initial conversion rate of 2.4813 Ordinary Shares per $1,000 principal amount of 2025 Convertible Notes (equivalent to an initial conversion price of approximately $403.01 per Ordinary Share). The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the 2025 Indenture. In addition, following certain corporate events that occur prior to the maturity date, or following Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert his notes in connection with such a corporate event or notice of tax redemption, as the case may be.

Conversion terms:

Holders may convert their Convertible Notes at their option at any time prior to the close of business on the business day immediately preceding February 15, 2025 only under the following circumstances:

a.
During any calendar quarter commencing after December 31, 2020 (and only during such calendar quarter), if the last reported sale price of Company’s Ordinary Shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- CONVERTIBLE NOTES (Cont.)

b.
During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per USD 1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

c.	If the Company calls the Convertible Notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

d.	Upon the occurrence of specified corporate events.

On or after February 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. During the year ended December 31, 2021, the conditions allowing holders of the 2025 Convertible Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2021 and are classified as long-term liability.

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

The Company may not redeem the Convertible Notes prior to August 21, 2023, except in the event of certain tax law changes. The Company may redeem for cash all or any portion of the 2025 Convertible Notes, at its option, on or after August 21, 2023, if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the 2025 Convertible Notes to be redeemed, plus accrued and unpaid special interest if any, to, but excluding, the redemption date.

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

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- CONVERTIBLE NOTES (Cont.)

As of January 1, 2021, the Company accounts for the 2025 Convertible Notes as a single unit of account (liability) on the balance sheet. See Note 2.ae for details on the early adoption of ASU 2020-06 as of January 1, 2021. The carrying amount of the liability is represented by the face amount of the notes, less total offering costs, plus any amortization of offering costs. The total offering costs upon issuance of the notes were $15,712 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes. Interest expense is recognized at an annual effective interest rate of 0.56% over the contractual term of the notes.

The net carrying amount of the 2025 Convertible Notes were as follows:

	December 31,
	2021	2020

Principal outstanding	$575,000	$575,000
Unamortized debt discount (1)	-	(109,655)
Unamortized debt issuance costs (1)	(11,565)	(11,766)

Net carrying amount	$563,435	$453,579

The Company recognized interest expense on the 2025 Convertible Notes as follows:

	Year ended December 31,
	2021	2020

Amortization of debt discount and issuance costs (1)	$3,114	$7,629

(1) Prior to the early adoption of ASU 2020-06 on January 1, 2021, the Company accounted for its notes as separate liability and equity components. The comparative figures represent the debt discount and issuance costs related to the liability component prior to the early adoption. The annual effective interest rate was 5.21%.

2025 Capped Call Transactions

In connection with the pricing of the 2025 Convertible Notes, the Company entered into capped call transactions (the “Capped Call Transactions”) with certain of the purchasers of the Convertible Notes.

The 2025 Capped Calls are purchased call options that give the Company the option to purchase, subject to anti-dilution adjustments substantially identical to those in the 2025 Convertible Notes. The 2025 Capped Calls will expire in 2025, if not exercised earlier.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- CONVERTIBLE NOTES (Cont.)

The 2025 Capped Calls are intended to offset potential dilution to the Company’s ordinary shares and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the 2025 Notes under certain circumstances described in the Capped Call Transactions. The 2025 Capped Calls are separate transactions and are not part of the terms of the Convertible 2025 Notes.

As the Capped Call Transactions are considered indexed to the Company's share and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheets.

The Company paid an aggregate amount of $46,000 for the 2025 Capped Calls. The amount paid for the 2025 Capped Calls was recorded as a reduction to Additional paid-in capital in the consolidated balance sheets.

2023 Convertible notes

In June and July of 2018, The Company issued $442,750 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2023 (the “ 2023 Convertible Notes”). The 2023 Convertible Notes mature on July 1, 2023, unless earlier repurchased or converted. Subject to satisfaction of certain conditions and during certain periods, as defined in the indenture governing the Convertible Notes, the holders will have the option to exchange the notes into cash or the Company ordinary shares, if any (subject to the Company right to pay cash in lieu of all or a portion of such shares).

The conversion rate was initially 7.0113 Ordinary Shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $142.63 per Ordinary Share). The conversion rate is subject to adjustment in some events, but will not be adjusted for any accrued and unpaid special interest, if any. In addition, following certain corporate events that occur prior to the maturity date, or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert his or her Convertible Notes in connection with such a corporate event or notice of tax redemption, as the case may be.

Conversion terms:

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2023 only under the following circumstances:

a.
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

NOTE 10:- CONVERTIBLE NOTES (Cont.)

b.
During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per USD 1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

c.	If the Company calls the notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

d.	Upon the occurrence of specified corporate events.

On or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, Ordinary Shares or a combination of cash and Ordinary Shares, at the Company’s election.

For at least 20 trading days during the period of 30 consecutive trading days ended June  30, 2020, the last reported sale price of the Company’s ordinary share was equal to or exceeded 130% of the conversion price of the 2023 Notes on each applicable trading day. As a result, the 2023 Convertible Notes first became eligible for optional conversion as of the third quarter of 2020 through the end of 2021. During the first quarter of 2021, the 2023 Convertible Notes were partially converted into 560,770 ordinary shares of the Company. During 2020, the 2023 Convertible Notes were partially converted into 715 ordinary shares.

As of January 1, 2021, the Company accounts for the 2023 Convertible Notes as a single unit of account (liability) on the balance sheet. See Note 2.ae for details on the early adoption of ASU 2020-06 as of January 1, 2021. The carrying amount of the liability is represented by the face amount of the notes, less total offering costs, plus any amortization of offering costs. The total offering costs upon issuance of the notes were $12,601 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes. Interest expense is recognized at an annual effective interest rate of 0.58% over the contractual term of the notes.

The net carrying amount of the 2023 Convertible Notes were as follows:

	December 31,
	2021	2020

Principal outstanding	$442,750	$442,750
Unamortized debt discount (1)	-	(57,435)
Unamortized debt issuance costs (1)	(3,128)	(4,275)
Converted to shares	(80,083)	(179)

Net carrying amount	$359,539	$380,861

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- CONVERTIBLE NOTES (Cont.)

The Company recognized interest expense on the 2023 Convertible Notes as follows:

	Year ended December 31,
	2021	2020	2019

Amortization of debt discount and issuance costs (1)	$2,184	$22,325	$20,938

(1) Prior to the early adoption of ASU 2020-06 on January 1, 2021, the Company accounted for its notes as separate liability and equity components. The comparative figures represent the debt discount and issuance costs related to the liability component prior to the early adoption. The annual effective interest rate was 6.20%.

2023 Capped Call Transactions

In connection with the pricing of the 2023 Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the purchasers of the 2023 Convertible Notes. The 2023 Capped Call Transactions cover, collectively, the number of company ordinary shares underlying the 2023 Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the 2023 Convertible Notes. The cost of the 2023 Capped Call Transactions was $45,338. The transaction is expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount upon conversion of the Convertible Notes under certain events described in the Capped Call Transactions.

As the Capped Call Transactions are considered indexed to the Company's share and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheet and are not accounted for as derivatives.

The cost of the Capped Call Transactions was recorded as a reduction to additional paid-in capital.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- LEASES

The Company`s leases include offices for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the ROU assets and liabilities calculations if it was reasonably certain that the Company will exercise the option.

	December 31,
	2021	2020
Lease cost:
Fixed cost and variable payments	$27,124	$21,104
Short-term lease cost	1,619	1,854

Total operating lease cost	$28,743	$22,958

	December 31,
	2021	2020

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$(26,688)	$(19,061)

Weighted average remaining operating lease term	6.12	6.57
Weighted average discount rate operating lease	2.4%	4.1%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- LEASES (Cont.)

The following table outlines maturities of the Company’s lease liabilities as of December 31, 2021:

Fiscal Years Ending December 31,	Operating Leases
2022	$29,202
2023	22,418
2024	16,321
2025	14,954
2026	12,929
After 2026	41,646

Total undiscounted lease payments	$137,470

Less:
Imputed interest	26,505

Present value of lease liabilities	$110,965

The Company sublease one of its partial real estate offices. Lease income relating to lease payments of operating leases was $70 and $506 for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2021, the Company has a lease commitment of approximately $506,000 for a new offices in Israel, which has not yet commenced. The lease commitment for the first part of the contract is expected to commence during 2022, and during 2023 for the second part of the contract. The initial term of the lease agreement is 10 years commencing on the transfer of possession, and with an option to extend the lease for additional periods of up to 15 years, subject to the conditions of the lease agreement.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES
a.	Pledges:

The Company has pledged bank deposits in the amount of $700, in connection with an office lease agreement.

b.	Legal contingencies:

As of December 31, 2021, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.	Treasury shares:

During the year ended December 31, 2021, the Company repurchased 895,136 outstanding ordinary shares for $200,000, through its share repurchase program authorized by the Board of Directors in May 2021.

c.	Share-based payment:

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

In October 2013, the Company's Board of Directors adopted a new Employee Shares Incentive Plan (the "2013 Plan"). The 2013 Plan provides for the grant of options, restricted shares, RSUs and PSUs.

Under the Plans, as of December 31, 2021, an aggregate of 2,907,140 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs, PSUs and employee share purchase rights issued pursuant to the Company's ESPP and recognized for the years ended December 31, 2021, 2020 and 2019 was comprised as follows:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$15,462	$9,127	$5,854
Research and development	70,020	76,883	56,161
Selling and marketing	33,853	22,845	18,458
General and administrative	102,056	38,458	28,864

Total share-based compensation expense	$221,391	$147,313	$109,337

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (Cont.)

Total unrecognized compensation cost amounted to $490,017 as of December 31, 2021, and is expected to be recognized over a weighted average period of approximately 2.92 years.

d.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2021 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value

Balance at December 31, 2020	4,618,380	$74.31	6.74	$812,500

Granted	712,485	250.71
Exercised	(531,788)	62.87
Forfeited	(81,877)	107.62

Balance at December 31, 2021	4,717,200	101.66	6.32	339,012

Exercisable at December 31, 2021	3,213,149	65.72	5.39	305,280

Vested and expected to vest at December 31, 2021	4,647,663	$100.60	6.29	$337,290

The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model. The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019

Expected volatility	48.91%-52.22%	42.26%-49.24%	42.60%-45.24%
Expected dividends	0%	0%	0%
Expected term (in years)	4.85-4.91	4.84-4.99	4.94-4.99
Risk free rate	0.44%-1.22%	0.25%-1.40%	1.51%-2.47%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (Cont.)

The following table set forth the parameters used in computation of the ESPP for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019

Expected volatility	56.94%-59.23%	34.52%-83.3%	31.88%-54.49%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	0.06%-0.07%	0.13%-0.95%	1.89%-2.52%

A summary of options data for the years ended December 31, 2021, 2020 and 2019, is as follows:

	Year ended December 31,
	2021	2020	2019

Weighted-average grant date fair value of options granted, per optionz	$127.36	$68.91	$53.67
Total intrinsic value of the options exercised	$114,113	$436,187	$128,003
Total fair value of shares vested	$49,045	$40,367	$33,316

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2021:

Exercise price (range)	Options outstanding as of December 31, 2021	Weighted average remaining contractual term	Options exercisable as of December 31, 2021	Weighted average remaining contractual term
		(years)		(years)

0-19.79	364,941	2.19	357,975	2.07
19.8-21.13	563,467	3.71	563,467	3.71
21.14-51.32	243,431	4.08	238,431	4.06
51.33-56.61	398,038	5.12	398,038	5.12
56.62-61.75	648,082	6.12	579,583	6.12
61.76-101.67	332,623	6.57	242,169	6.43
101.68-102.67	603,279	7.12	380,074	7.12
102.68-142.09	237,781	7.59	137,373	7.48
142.1-143.13	520,670	8.14	214,450	8.14
143.14-353.09	804,888	9.18	101,589	8.83

	4,717,200	6.32	3,213,149	5.39

e.	Options granted to non-employees consultants:

The following table summarizes information about the Company's outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of December 31, 2021:

Grant Date	Options outstanding as of December 31, 2021	Exercise price	Exercisable as of December 31, 2021	Exercisable through

January 9, 2013	3,400	$2.34	3,400	January 9, 2023

No options were granted to non-employees during the years ended December 31, 2021, 2020 and 2019.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (Cont.)

f.	A summary of RSU activity for the year ended December 31, 2021, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2020	2,078,427	$150.87

Granted	1,303,693	243.47
Vested	(935,912)	139.15
Forfeited	(220,759)	196.20

Unvested as of December 31, 2021	2,225,449	$205.31

PSU activity for the year ended December 31, 2021 was not material.

g.	Comprehensive income (loss):

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the years ended December 31, 2021 and 2020:

	Year ended December 31, 2021
	Marketable securities	Cash flow hedges	Total

Beginning balance, net	$3,768	$5,638	$9,406
Other comprehensive income before reclassifications, net	(4,672)	119	(4,553)
Amounts reclassified from accumulated other comprehensive income to earnings:
Cost of revenues	-	(279)	(279)
Research and development, net	-	(3,644)	(3,644)
Selling and marketing	-	(1,217)	(1,217)
General and administrative	-	(740)	(740)
Financial income (expenses), net	(29)	-	(29)

Total accumulated other comprehensive income, net	$(933)	$(123)	$(1,056)

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2020
	Marketable securities	Cash flow hedges	Total

Beginning balance, net	$852	$505	$1,357
Other comprehensive income before reclassifications, net	2,962	11,425	14,387
Amounts reclassified from accumulated other comprehensive income to earnings:
Cost of revenues	-	(269)	(269)
Research and development, net	-	(3,995)	(3,995)
Selling and marketing	-	(1,300)	(1,300)
General and administrative	-	(728)	(728)
Financial income (expenses), net	(46)	-	(46)

Total accumulated other comprehensive income, net	$3,768	$5,638	$9,406

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES

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

The Israeli corporate tax rate was 23% for the years ended December 31, 2021, 2020 and 2019.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise or a Special Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

b.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$(72,066)	$(153,173)	$(86,703)
Foreign	19,059	1,295	1,553

Loss before taxes on income	$(53,007)	$(151,878)	$(85,150)

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
Deferred tax assets:

Net operating loss carryforward	$11,015	$30,481
Capital losses carry-forwards	-	1
Operating lease liabilities	18,806	16,495
Research and development expenses carryforward	33,913	1,742
Share-based compensation	28,452	18,242
Depreciation differences	1,296	582
Accrued employees costs	4,546	3,506
Intangible assets	-	358
Tax advances	1,241	4,032
Other	1,635	139

Deferred tax assets	100,904	75,578

Valuation allowance	(78,790)	(34,157)

Deferred tax liabilities:

Convertible notes	$-	$19,415
Unrealized gains on marketable and other equity securities	72,626	15,343
Property and equipment	1,900	1,740
Operating lease ROU assets	17,136	14,999
Acquired Intangible assets (1)	2,936	1,880
Other	319	1,574

Deferred tax liabilities	$94,917	$54,951

Deferred taxes are included in the consolidated balance sheets, as follows:

Long-term receivables	$-	$1,813

Long-term liabilities	$72,803	$15,343

(1)
In 2021, the Company completed an intra-entity transfer from US to Israel of certain intangible property (“IP”) rights associated with subsidiaries’ technology platform. This transfer resulted in income for US tax purposes of approximately $8,152 in 2021. As a result of the IP transfer, the Company utilized NOLs and consequently released the valuation allowance.

The Company has provided valuation allowances in respect of all deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current	$10,621	$(535)	$3,309
Deferred	53,581	15,524	(711)

	$64,202	$14,989	$2,598

Domestic	$59,053	$16,193	$(1,981)
Foreign	5,149	(1,204)	4,579

	$64,202	$14,989	$2,598

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2021	2020	2019

Loss before taxes on income	$(53,007)	$(151,878)	$(85,150)

Statutory tax rate	23%	23%	23%

Theoretical income tax expense	(12,192)	(34,932)	(19,585)

Deferred tax assets for which valuation allowance was provided	40,520	29,485	10,390
Non-deductible option expenses	(2,245)	(5,529)	(443)
Non-deductible expenses	(1,202)	627	2,280
Tax adjustment in respect of different tax rate of foreign subsidiary	4,171	345	(256)
Preferred enterprise benefits	37,001	23,700	8,163
Rate change impact	-	(57)	(93)
Intra-entity intellectual property transfer	(3,913)	-	196
different tax rate	-	372	573
Foreign tax	-	-	102
Uncerain tax positions	416	-	-
Other	1,646	978	1,270

Income tax expense	$64,202	$14,989	$2,598

f.	Net operating loss carryforward:

As of December 31, 2021, the Company had carryforward operating losses totaling approximately $97,784, of which $63,904 is attributed to Israel and can be carried forward indefinitely.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

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

During 2010, the Company applied to the Israeli Tax Authorities ("ITA") to receive "Beneficiary Enterprise" status and elect 2009 as year of election.

During 2011, the Company received a tax decision from the ITA that approves its request for "Beneficiary Enterprise" status and 2009 as its year of election.

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

Through December 31, 2021 the Company had not generated income under the provision of the new law.

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011(the 2011 Amendment).

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

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

The new tax tracks under the Amendment are as follows: Preferred Technological Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A Preferred Technological Enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to regulations that were published by the Minister of Finance on May 1, 2017.

In January 2022, the Company notified the ITA that it waived the Beneficiary Enterprise status starting from the 2022 tax year and thereafter.

The Company evaluated the effect of the adoption of the Amendment 73 and it generally meets the conditions for tax benefits as a “Preferred Technological Enterprise.” Accordingly, if the Company generates taxable income in Israel, it should be subject to tax at the rate of 12% (and 7.5% with respect to income attributed to development area A).

h.	Tax benefits for research and development:

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

i.	Tax reform in the U.S.:

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

j.	Tax assessments:

In Israel, the Company has final tax assessments through tax year 2016.  In the US, the Company has final assessments through the tax year 2017.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

k.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2021	2020	2019

Opening balance	$1,811	$2,030	$334
Increases (decrease) related to previous and current year tax positions	3,858	(219)	1,696

Closing balance	$5,669	$1,811	$2,030

NOTE 15:-   FINANCIAL INCOME, NET

	Year ended December 31,
	2021	2020	2019

Bank charges	$(761)	$(539)	$(533)
Income (expenses) related to hedging activity	6,408	(5,529)	963
Amortization of debt discount and issuance costs	(5,298)	(29,954)	(20,938)
Exchange rate loss	(6,711)	(2,352)	(2,905)
Net gains related to equity securities	267,831	69,042	-

Total income (expenses )	261,469	30,668	(23,413)

Interest income	10,474	16,391	19,792

Total financial income (expenses), net	$271,943	$47,059	$(3,621)

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-    BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2021	2020	2019
Numerator:

Net loss available to shareholders of ordinary shares	$(117,209)	$(166,867)	$(87,748)

Denominator:

Shares used in computing net loss per ordinary shares, basic and diluted	57,004,154	54,425,056	50,504,698

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Year ended December 31,
	2021	2020	2019

Shares used in computing net loss per ordinary shares, basic and diluted	57,004,154	54,425,056	50,504,698

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:

Share options	4,720,600	4,621,780	7,447,519
Restricted share units	2,225,516	2,078,427	2,125,440
Convertible Notes	3,969,514	4,530,284	3,104,251

	10,915,630	11,230,491	12,677,210

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC Topic 280, Segment Reporting (“ASC 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2021, 2020 and 2019 and long-lived assets as of December 31, 2021 and 2020:

Revenues:

	Year ended December 31,
	2021	2020	2019

North America (*)	$731,251	$559,431	$411,354
Europe	334,677	251,597	195,324
Latin America	55,244	51,053	51,108
Asia and others	148,485	122,286	99,881

	$1,269,657	$984,367	$757,667

(*)	Includes revenue from the United States in amount of $363,431 $481,098 and $588,886 for 2019, 2020 and 2021, respectively.

Long-lived assets and ROU assets:

	December 31,
	2021	2020

Israel	$54,440	$56,684
Europe and Asia	44,047	15,233
America	53,045	52,352

	$151,532	$124,269

NOTE 18:-    SUBSEQUENT EVENTS

a.
In February 2022, Russia launched a military invasion into Ukraine. The Company maintains research and development and customer care activities in Ukraine. While as of the date of issuance of this annual report there have not been material impacts associated with the military invasion, management is continuously monitoring the developments to assess potential future impacts.