Form 20-F
period 2022-12-31
Wix.com Ltd.
filed 2023-03-30
CIK 1576789

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-36158
WIX.COM LTD.
(Exact name of Registrant as Specified in Its Charter)
Israel
(Jurisdiction of Incorporation or Organization)
5 Yunitsman St.
Tel Aviv, 6936025 Israel
(Address of Principal Executive Offices)
Naama Kaenan, Adv.
General Counsel
Telephone: +972 (3) 545-4900
E-mail: naamak@wix.com
Wix.com Ltd.
5 Yunitsman St.
Tel Aviv, 6936025 Israel
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, the registrant had outstanding 56,305,462 ordinary shares, par value NIS 0.01 per share.
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
This annual report includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and Item 3.D. “Key Information—Risk Factors” in this annual report.

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
•    “business solutions” means additional products and services other than premium subscriptions that are offered to our users to help them manage and grow their business online, such as communication tools, payment services, and marketing products.
•    “Business Solutions Revenue” or “Business Solutions Bookings” refer to all revenue or bookings, as applicable, generated from business solutions and exclude any revenue or bookings, as applicable, included under Creative Subscriptions Revenue or Bookings, as applicable.
•    “Creative Subscriptions Revenue” and “Creative Subscriptions Bookings” refer to revenue or bookings, as applicable, generated from premium subscriptions, including premium subscriptions bundled with vertical solutions and domain name subscriptions and exclude Business Solutions Revenue or Business Solutions Bookings, as applicable. Our total revenue is comprised of Business Solutions Revenue and Creative Subscriptions Revenue. Our total bookings is comprised of Business Solutions Bookings and Creative Subscriptions Bookings.

•    “Partners” or “partners” means agencies, independent design professionals, web design, development professionals, and other third parties, who either act as resellers of our solutions to their customers or use our platform to provide website building and maintenance services to their customers, while further customizing our solutions to suit the needs of their customers.
•    “premium subscribers” means users who have purchased a premium subscription.
•    “premium subscriptions” means our main monthly, yearly and multi-year paid subscription plans for online presence solutions purchased by a Registered User.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:
•our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent;
•our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners;
•our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions;
•our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment;
•our expectation regarding the successful impact of our previously announced Cost-Efficiency Plan, and other cost saving measures we may take in the future;
•our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability;

•our expectation to maintain and enhance our brand and reputation;
•our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and that our recent downsizing of our Customer Care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales;
•our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods;
•our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business;
•our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program;
•our expectation that we will effectively manage our infrastructure;
•changes we expect may occur to technologies used in our solutions, including through newly emerging generative artificial intelligence (“AI”) technologies;
•our expectations regarding the outcome of any regulatory investigation or litigation, including class actions;
•our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;
•our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19 and as a result of the military invasion of Ukraine by Russia;
•our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future;
•our expectations with respect to the integration and performance of acquisitions;
•our ability to attract and retain qualified employees and key personnel; and
•our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and large enterprise-level users and to grow our activities with these customer types as anticipated.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under Item 3.D. “Risk Factors” in this annual report.
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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or SEC, including the following risk factors that could materially and adversely affect our business, financial condition, operating results and growth. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. See “Special Note Regarding Forward-Looking Statements” starting on page 6.

Risk Factors Summary

The following is a summary of the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.
Risks Related to Our Business and Our Industry
•    We may be unable to attract new registered users from which we can generate new premium subscriptions, attract partners that will sell our solutions to, or purchase our solutions on behalf of, their customers, retain existing premium subscriptions, or increase the adoption of our business solutions.
•    Our selling and marketing activities, and any adjustments we may make to our marketing strategy, may fail to generate new registered users or fail to increase the revenue we generate from premium subscriptions to the levels we anticipate.
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
•    We may fail to manage the growth of our infrastructure effectively, fail to expand our infrastructure into additional geographic locations, or fail to manage our headcount effectively.
•    We may be unable to achieve profitability in the future.
•    The small business market for our solutions may be less lucrative than projected or we may fail to effectively acquire and service small business users.
•    Trends in sales are not immediately reflected in full in our operating results because we recognize revenues from premium subscriptions over the term of an agreement.
•    Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions, including inflation, interest rates, and instability of banking systems.
•    Our Convertible Notes may impact our financial results, and we may fail to raise the funds to settle conversions of the Convertible Notes.

•    We may be unable to raise capital to pursue our growth strategy.
•    Our acquisitions and investments may not perform as expected.
Risks Related to Our Market and Competitive Landscape
•We may fail to develop and introduce new products and services, or keep up with rapid changes in design and technology, including through newly emerging generative AI.
•We may be unable to hire, integrate and retain highly skilled personnel.
•We may be unable to attract a more diverse customer base such as partners, mid-size, large and enterprise-level companies, design professionals and tech savvy users, for which we have developed more customized solutions.
•We may face increased competition in a highly competitive market.
•The demand for our solutions and platform could decline if we do not maintain the compatibility of our platform and solutions with changes and developments in third-party applications.
•Changes to technologies used in our solutions or upgrades of operating systems and Internet browsers may impact integration with our systems, and the process by which users interface with our platform.
Risks Related to Privacy, Data and Cybersecurity
•The security of the data we store in our systems, including personal information or business data of our users and their users, may be breached or otherwise subjected to unauthorized access, in particular as we become an open platform.
•We may fail to comply with data privacy and protection laws and regulations, as well as our contractual data privacy and security obligations, and the use and adoption of our services may be limited due to growing awareness of data privacy and protection laws.
•The use of our products may be impacted by consumer protection laws, such as the Digital Markets Act (“DMA”) and Digital Services Act (“DSA”), and standards of conduct implemented by private organizations.
Risks Related to Our Intellectual Property
•We may be unable to obtain, maintain and protect our intellectual property rights, and may be subject to claims (i) by third parties of intellectual property infringement, including due to our use of AI, (ii) by our contractors or employees for remuneration or royalties for assigned service invention rights and (iii) challenging the use of open source software and/or compliance with open source license terms.
Risks Related to Other Legal, Regulatory and Tax Matters
•We may be affected by the enactment of new governmental regulations regarding the Internet which could hinder growth in the use of the Internet and increase our costs of doing business.
•We may be liable, as a provider of online services, for the activities of our registered users or the content of their websites under relevant regulations, such as the DMA.

•We could face liability from disputes over registration and transfer of domain names.
•Trade and economic sanctions and export laws may restrict our business.
•Changes in tax laws could adversely affect our tax position and financial results, and U.S. states and/or other jurisdictions in which we conduct our business may seek to impose taxes on Internet sales.
•We could be adversely affected by violations of anti-bribery laws.
Risks Related to our Ordinary Shares
•Our share price may be volatile and may fluctuate substantially, including due to (i) any failure to meet financial guidance or repurchase our ordinary shares pursuant to our repurchase program, (ii) sales of our ordinary shares by directors, officers or large shareholders, (iii) actions of activist shareholders, (iv) our ability to maintain our foreign private issuer status, (v) risks of being treated as a controlled foreign corporation or passive foreign investment company for U.S. federal income tax purposes and (vi) provisions of Israeli law and our articles of association that may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
Risks Relating to Our Incorporation and Location in Israel
•Conditions in Israel could materially and adversely affect our business, including (i) the obligations of personnel to perform military service, (ii) differences in Israeli law compared to laws of other jurisdictions, (iii) the continued availability of local tax benefits, (iv) the effects of proposed legislative reforms to the Israeli judicial system, and (v) difficulties enforcing a U.S. judgment against us or assert U.S. securities laws claims in Israel.

For a more complete discussion of the material risks facing our business, see below.

Risks Related to Our Business and Our Industry
Our results of operations and future revenue prospects will be harmed if we are unable to attract new registered users from which we can generate new premium subscriptions, or attract partners that will sell our solutions to, or purchase our solutions on behalf of, their customers, or if we are unable to retain existing premium subscriptions or increase the revenue we generate from each premium subscription.
We primarily generate revenue through the sale of premium subscriptions and additional business solutions. The growth of our premium subscriptions base is mainly impacted by our ability to attract new registered users to our platform and the rate at which they upgrade their free web development, design and management software our platform offers them to premium subscriptions, as well as our ability to attract partners that will sell our solutions to, or purchase our solutions on behalf of, their customers.

The growth of our premium subscriptions base is further impacted by our ability to retain and renew our existing subscriptions. The renewal rate of premium subscriptions also significantly impacts the overall number of premium subscriptions and, as a result, our revenues. One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. Premium subscriptions renewing on a yearly or multi-year basis allow for fewer opportunities of failure to renew such subscription compared to monthly subscriptions, whether deliberately or through failure to update payment information upon expiration. As of December 31, 2022, yearly and multi-year premium subscription packages constituted approximately 85% of all premium subscriptions. Substantially all of our premium subscriptions currently renew automatically at the end of each subscription period unless users actively cancel the automatic renewal of their subscription in advance or if we are unable to renew their subscription.
We further increase the revenue we generate from each premium subscription by offering additional business solutions tailored for more specific business needs and also by selling higher priced premium subscriptions.
A number of factors could impact our ability to attract partners or other users from which we can generate new premium subscriptions, as well as our ability to retain our existing premium subscriptions, and to increase revenue from such premium subscriptions including through the adoption of our business solutions. These factors include:
•the quality and design of our platform compared to other similar solutions and services;
•our ability to develop the required new technologies or offer new and relevant products and service offerings to our users;
•a reduction in our users’ spending levels or desire to create a web presence, including due to macro-economic forces such as rising levels of inflation or other global circumstances beyond our control, such as the effects of the COVID-19 pandemic and the Russian military invasion of Ukraine;
•shifting demand in online commerce, including as a result of global supply chain deficiencies;
•our ability to attract and retain partners to sell our premium subscriptions and/or create websites for their customers on our platform, including through our efforts to develop additional product functionality and administrative back-office capabilities for our partners to allow them to adequately sell our products to their customers and properly manage their operations;
•our ability to optimize our marketing strategies and to execute successful marketing and sales activities;
•pricing decisions we implement for our solutions, including the pricing of our solutions and services compared to our competitors;
•our ability to bundle certain solutions into an attractive subscription package, and the variety of the subscription packages and business solutions we offer;
•the reliability and availability of our Customer Care and account management services to provide the proper support required by our registered users and partners;

•the ability of our Customer Care team to increase sales of premium subscriptions and business solutions to our users;
•the perceived or actual security, integrity, reliability, quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime, diminished website performance and loading times and the impact of cyber-attacks on our users’ data;
•competitive factors affecting the software as a service, or SaaS, business market, including the competitive landscape and the strategies that may be implemented by our competitors and the ease with which a user can switch to a competitor;
•unexpected increases in the cost of acquiring new registered users;
•our dependence on establishing and maintaining strong brand perception;
•our ability to expand into new geographic markets and localize our services, including our ability to make our product, support and communication channels available in additional languages and make our solution compliant with local laws and regulations; and
•material limitations or regulatory restrictions that may impact our ability to generate revenue, such as restrictive regulatory initiatives, which could cause our website to appear less prominently in search results, and limitations on our ability to bill our registered users on a recurring basis or the manner in which the rebilling is performed, as well as our cancellation policies and practices.
If we are unable to maintain and enhance the strength of our brand, or if events occur that damage our reputation and brand, our ability to expand our base of users and premium subscriptions and to grow our revenues from such subscriptions may be impaired, and our business and financial results may be harmed.
We believe that maintaining, promoting and enhancing the Wix brand is critical to expanding and retaining our base of users that may purchase premium subscriptions and business solutions over time, as well as to our partners who sell our solutions to, or purchase our solutions on behalf of, their customers. In addition to paid promotions, our Wix brand is promoted through free sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines. The strength of the “Wix” brand is also essential to deploying our cost-efficient marketing strategy. The following factors and events may contribute to our inability to maintain and enhance our brand, or damage our reputation and brand:
•any local or global unfavorable media coverage or negative publicity about our industry or our company, including as a result of litigation, or unwanted scandals;
•becoming targeted by activist groups seeking to bring attention to elements of our brand, products, business model, employment practices, advertising, spokespeople, locations, countries in which we operate, organizations or political or other matters we support or do not support, in order to gain support for their interests or deter us from continuing practices with which they disagree;

•our ability to continue to provide high-quality, well-designed, useful, reliable, secure, data privacy protective, innovative, relevant and competitive solutions and services (for example, technology-driven AI tools), which we may not do successfully or may not do as successfully as our competitors;
•our ability to develop solutions and products that meet the design and technological needs of our partners and tech savvy users;
•introduction of new solutions or terms of use that users perceive unfavorably;
•the ability of our Customer Care team to provide customer support to our users at a highly professional level, including elevated levels of support to our partners and large or enterprise size users;
•our international branding efforts may prove unsuccessful due to language barriers, an unfamiliar regulatory landscape, and cultural differences, and we may therefore be unsuccessful in establishing strong brand adoption in new markets and geographic locations;
•negative experiences our users have with using third-party applications and websites integrated with Wix, including through our App Market, if they do not meet users’ expectations of quality, data privacy or security;
•certain third-party providers that our users rely on, may discontinue their engagement with us, which could have an adverse effect on our reliability and reputation;
•errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platform, including the products and solutions we license from third parties, may harm our reputation and brand and adversely affect our ability to attract new users and premium subscribers, especially if these errors occur when we introduce new services or features, all of which may reduce our revenues;
•if our social media advertisements are unappealing to certain audiences or are showcased within content that is unappealing to users, or if we remove or fail to remove content that may or may not be perceived as offensive or controversial to certain audiences, our brand and reputation may be harmed;
•if we are unable to block fraudulent users from conducting their business on our platform or if we fail in blocking illegal activity, such as money laundering or drug trafficking, from taking place on our platform, our reputation and our results of operations, in particular in our online commerce offering may be harmed;
•if we do not adapt to or comply with expectations, standards, and regulations including on environmental, social, and governance (ESG) issues, regardless of whether there is a legal requirement to do so; and
•if users, partners, or third parties with whom we work violate applicable laws or our policies, those violations could result in other liabilities for us and could harm our business. Such violations may also negatively impact our reputation and brand in ways that could cause additional harm to our business, for example creating a negative consumer or regulatory perception around the use of our products.

If our reputation is harmed, we may be unable to sell our products and solutions, including through partners who may be less inclined to offer our services to their customers. If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, our business and our financial results may be adversely affected.
Our results of operations would be adversely affected if our selling and marketing strategies and activities fail to generate new registered users that purchase premium subscriptions and business solutions or fail to increase the revenue we generate from each premium subscription to the levels we anticipate.
We acquire new registered users, who may purchase premium subscriptions and business solutions over time, through paid marketing channels, such as cost-per-click advertisements on search engines, social networking sites and through our affiliates program, targeted and generic banner advertisements on other sites, and social network influencers who promote our platform. In addition, premium subscriptions are further acquired through the selling and marketing activities of our sales and account management teams that targets partners, who may purchase a higher volume of premium subscriptions to sell to their customers. Our selling and marketing activities also focus on increasing revenues from existing premium subscriptions by offering complementary business solutions such as additional features, products, and applications, including those developed by third parties. We may also invest a significant portion of our marketing expenses on more traditional advertising and promotion of our brand, including through sponsorships with professional sports franchises and others.
In the years ended December 31, 2022, 2021 and 2020, advertising expenses were $224.3 million, $284.5 million and $282.8 million, respectively, representing 16%, 22% and 29% of our revenues, respectively.
In order to maintain and grow our revenues, we need to continuously optimize and diversify our marketing campaigns and strategies aimed at acquiring new registered users. We customarily optimize our marketing activities by conducting search engine optimization, A/B testing, and extrapolation of historical user behavior to predict future user behavior in order to structure our marketing activities in the manner that we believe is most likely to encourage the user behaviors that lead to desired future outcomes. Recently, we began tests to adjust our marketing investment strategy to focus on higher-intent users, and in doing so, we reduced our investment in paid marketing channels.
A number of factors could impact our ability to succeed in our sales and marketing strategy and execution and to generate the return on marketing that we expect, including:
•if we fail to accurately predict user acquisitions or interest or to estimate the conditions and behaviors that drove historical user behavior, in particular during turbulent global macro-economic times that lead to inflation or supply chain challenges, such as the global impact of the Russian invasion of Ukraine;
•if we lose access to one or more of the paid marketing channels we utilize because the costs of advertising becomes prohibitively expensive or for other reasons, we may not be able to promote our brand effectively, which could limit our ability to grow our business;

•if the levels of organic or free traffic to our site decrease due to search engines or social networking sites, modifying their algorithms or changing their terms of use or policies, or becoming subject to restrictive regulatory initiatives such as the DMA in the European Union or other competition legislation, our websites may appear less prominently or not at all in search results, which could result in fewer potential users or potential partners clicking through to our website and impede our ability to deploy our marketing efforts;
•if our marketing campaigns prove less successful than anticipated in attracting registered users that purchase premium subscriptions and other business solutions;
•if our sales and marketing efforts and campaigns to partners or new user demographics are unsuccessful;
•if we experience an unexpected increase in the marginal acquisition cost of new registered users; and
•not achieving our return on investment targets within the timeframe we expect for such return on marketing investments, and our rates of premium subscription acquisitions and revenue per subscription may fail to meet market expectations, which could have a material adverse effect on our results of operations and share price.
If we fail to maintain a consistently high level of Customer Care, our brand, business and financial results may be harmed.
We believe our focus on customer care is critical to retaining, expanding and further penetrating our user base, as well as converting registered users into purchasing premium subscriptions and adopting our business solutions. As a result, we have invested in the quality and training of our Customer Care operations and call center personnel in many of our global locations. As part of our Cost-Efficiency Plan, as well as due to improved technological capabilities achieved over the last few years, we right-sized our Customer Care teams to better suit current demand needs. See Item 5. “Operating and Financial Review and Prospects—Company Overview—Cost-Efficiency Plan”.

If we are unable to maintain a consistently high level of Customer Care, in particular following the right-sizing of our Customer Care and related efficiency measures, if our technological capabilities and different methods of communication with our users prove inadequate in supporting our users who prefer human interaction, and if we fail to provide partners with the levels of support they anticipate, we may lose existing registered users, and we may be unable to generate premium subscriptions from such user base or increase our sales of business solutions to our existing premium subscribers, and may not be successful at maintaining and expanding our partners demographic. If we fail to maintain adequate Customer Care and ease the use of our platform’s functionality in accordance with our users’ needs, our reputation, financial results and business prospects may be materially harmed.

Our future prospects may be adversely affected if we are unable to generate revenue from sources other than our premium subscription packages, which comprise a majority of our Creative Subscriptions Revenue.
In addition to Creative Subscriptions Revenue, we generate Business Solutions Revenue from additional products and services that are offered to our users to enhance their digital presence, including email services provided by Google Workspace, applications sold through our App Market or elsewhere on our platform or on platforms operated by our subsidiaries, and from revenue sharing agreements we have for the sale of payments services through Payments by Wix, paid ad campaigns, and shipping services. We cannot offer any assurances that Business Solutions Revenue will continue to grow at a similar pace as in prior years or that sales of the business solutions we may offer in the future will be a significant part of our revenues. Material changes in our agreements with certain providers may significantly affect our ability to generate revenue from sources associated with such providers. If we do not succeed in selling these solutions, our future prospects may be adversely affected.

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
We currently have users worldwide, and we expect to continue to increase the volume of our operations worldwide in the future. However, our operations in various countries subject us to risks which may include:
•difficulties related to contract enforcement, including our terms of use;
•compliance with foreign laws and regulations applicable to cross-border operations including export controls, anti-money laundering, copyright, consumer protection, online advertising, and liability of Internet service providers, some of which may be conflicting;
•customization of our services and business solutions to be compliant with local laws and regulations applicable to our users and their customers;
•lower levels of internet use in certain geographical locations;
•data privacy and data localization laws that may require, for example, that user data and data of our users’ consumers be stored and processed in a designated territory;
•tax consequences, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;
•personnel culture differences;
•uncertain political and economic climates and increased exposure to global political, economic, and social risks that may impact our operations or our users' operations, including the impact of global health emergencies, such as the COVID-19 pandemic, supply chain disruptions, terrorism, war, the invasion of Ukraine by Russia, natural disasters and other foreign events;
•currency exchange rates and restrictions related to foreign exchange controls;

•different sources of competition;
•different customer spending levels, in particular in light of the increasing interest rates, rising inflation, potential illiquidity of the global banking system, and other global economic trends; and
•lower levels of credit card use, access to online payment methods, and increased payment risks.
These factors, or other factors, may cause our international costs of doing business to exceed our expectations and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.
We make efforts to localize our products in certain territories, including through our local partners penetrating such markets on our behalf. Such localization efforts include adapting the languages and currencies we use, expanding our systems to accept payments in forms that are common in those targeted markets and tailoring our Customer Care, to provide our users with a local experience and cater to their specific needs. Our international expansion may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target, or if we were to engage with a partner who is not appropriately qualified to operate in local markets. In addition, the entry into additional international markets, in particular in emerging markets, has required, and will continue to require, significant management attention and financial resources. We may also face pressure to lower our prices to compete in emerging markets, which could adversely affect revenue derived from our international operations.
Our efforts to also expand our presence in certain emerging markets presents challenges that are different from those associated with more developed international markets. In particular, regulations limiting the use of local credit cards and foreign currency could constrain our growth in certain countries.  For example, regulations in certain countries may restrict recurring charges on credit cards. We have established subsidiaries in certain foreign jurisdictions and may continue to expand into new jurisdictions to facilitate local payments, and may be subject to local regulations in such respective jurisdictions. Countries or states may be subject to governmental sanctions, or sanctions placed by payment processors or other companies, which could restrict our ability to charge users. Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods, including in-person methods, and we may encounter sudden currency devaluations. Currency controls in emerging countries may make it hard for us to repatriate bookings or profits that we generated in a particular country.
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
We have had operations in Ukraine since 2013. As of the year ended December 31, 2022, we engaged 774 contractors in Ukraine either directly or through a third-party service organization, as well as 9 employees, primarily focused on research and development activities and Customer Care. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, approximately 280 of our Ukrainian team members have relocated to other countries and others have relocated within Ukraine. A small number of our Ukrainian team members were drafted to active military duty. In addition to a significant number of personnel and operations in Ukraine, we also lease office space in a number of cities in Ukraine, all or some of which may be damaged or destroyed as a result of the attack against Ukraine. We are actively monitoring and enhancing the security of our people and their families and the stability of our infrastructure, including communication methods, physical assets, electricity, and internet availability and handling potential impacts to our development infrastructure. However, we cannot assure that our efforts to maintain stability will not affect our business.
We continue to execute our business continuity plan in response to the Russian invasion including the relocation of team members that were critical to our operations and reassigning work to other geographies within our global footprint. However, there is no assurance that our continuity plans will fully address these issues, and there is no certainty that the levels of productivity will not be negatively affected in future, which may adversely affect our business, operating results and financial condition.
Additionally, the conflict between Ukraine and Russia has led to sanctions being levied by the United States, the European Union, the United Kingdom, and other countries against Russia, Belarus, and certain Russian occupied regions in Ukraine, and could lead to significant market and other disruptions, including significant volatility in commodity prices, instability in financial markets, supply chain interruptions, political and social instability, and increases in cyberattacks, all of which have impacted and could continue to impact our business, and our Ukraine operations for an unknown period of time. In response to these sanctions, in March 2022, we discontinued our commercial operations in Russia.
Although the severity, duration and geographic scope of the ongoing war are highly unpredictable, the war in Ukraine could materially disrupt our operations in and connected to Ukraine and other parts of the world affected by the war, including due to lower morale of our teams in the area, diversion of management attention and increase of costs, all of which may lead to disruption of our operations and productivity of our personnel.

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
In addition, we facilitate payment collection by our users from their users through Payments by Wix, our proprietary payment service, which enables our users to accept payments for goods and services sold online and in-person to their customers, from a variety of payment providers, on major credit and debit cards. This includes Wix Payments as well as third-party payment processors.
We are subject to a number of risks related to our ability to receive payments from our users, and our facilitation of payment processing of our users from their users, including:
•if our users are unable to collect payments from their users, we could lose revenues or cause our users to lose revenues which could harm our business and reputation;
•if we are unable to maintain our chargeback rate at acceptable levels, in particular during turbulent economic times, our credit card fees for chargeback transactions or our fees for other credit and debit card transactions or issuers may increase, acquiring banks or payment card networks may terminate their relationship with us, or we may face fines from the issuers;
•increased costs and diversion of management time and effort and other resources to deal with user onboarding and fraudulent transactions or chargeback disputes, which may increase in an economic downturn if users become insolvent, bankrupt or otherwise unable to fulfill their commitments;
•potential fraudulent or otherwise illegal activity by our users, their users, developers, employees or third parties, or activities prohibited by our payment providers which could lead to increased liability, in particular with respect to our Wix Payments operations;
•our reliance on third parties such as gateways, payment service providers and acquiring banks, which may face down time, insolvency or other instabilities in the banking system, and thus affect our cash flow;
•restrictions on funds or required reserves related to payments; and

•additional disclosure requirements, including new reporting regulations and new credit card associated rules.
Depending on how Payments by Wix evolves, we may currently, or in the future, be subject to laws and regulations, either in existing or new jurisdictions, relating to our payment facilitation services and provision of financial services, including with respect to foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. In certain cases, such as under Wix Payments, we may act as a payment facilitator. In addition, we are required to monitor our users’ activity to ensure their compliance with certain standards applied by the payment network and/or our partner payment processors. We may fail to appropriately monitor our users’ activity and be subject to liability.
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
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2022, approximately 68% of our revenues were denominated in U.S. dollars and approximately 32% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, and the Brazilian Real. In 2022, approximately 68% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 26% in New Israeli Shekels, or NIS. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any). We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have increased our net loss by approximately $43.8 million in 2022. We estimate that a 10% concurrent devaluation of foreign currencies including Euro, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos, and Canadian Dollar against the U.S. dollar would have increased our net loss by approximately $40.9 million in 2022. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses and revenues, as appropriate and as reasonably available to us. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, in particular during the current turbulent macro-economic environment. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”
Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could adversely affect our business.
We rely on collocated servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East Coast and the other located on the West Coast, each of which is capable of running individually, and we have additional micro data centers in other locations to improve our performance and provide backup in case of failure of our primary data centers. The vast majority of our data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon.com, Inc., as well as by additional providers that we may need for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment is built with redundancy and efficacy in mind, and is stored in servers leased from Equinix, Inc., and Amazon.com, Inc. If our server providers are unable or cease, for any reason, to make their data centers available to us without sufficient advance notice, we would likely experience delays in billing our users, until the migration to an alternate data center provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services with which we are engaged, do not guarantee that our users’ access to our platform will be uninterrupted or error-free. We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, industrial espionage, intentional acts of vandalism, terrorist attacks, fraud and other misconduct, as well as damage or interruption from fires, natural disasters, war, power loss, telecommunications failures or similar catastrophic events. Problems faced by our third-party vendors and partners, including hosting providers, technological or business-related disruptions, as well as cybersecurity threats, could adversely impact our business and results of operations, as well as the experience of our users, which in turn could adversely impact our business and results of operations.
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
Our results of operations and business could be harmed if we fail to manage the operation of our infrastructure effectively.
We have experienced rapid growth in our business and operations in the past few years, which places substantial demands on our operational infrastructure. The scalability and flexibility of our cloud-based infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth. We may be unable to achieve or maintain data transmission capacity high enough to handle high levels of traffic or process transactions in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our platform and solutions and could negatively impact our reputation. The growth in the number of registered users and transactions in the past few years, and new developments and functionalities offered on our platform, has increased the amount of both our stored marketing and research data and the data of our users and their users that we require. Further, as we continue to attract users who utilize our online commerce solutions, the volume of transactions processed on our platform will increase, especially if such users draw significant numbers of buyers over short periods of time. These developments may place additional pressure on our infrastructure and may effect the quality of our platform and efficiency of our operations.

In the future, we may be required to allocate resources and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, to handle increased customer traffic and transactions, or to comply with data protection regulations in jurisdictions in which we provide our services, or due to us becoming an open platform, if we choose to do so. Moreover, as our user base and variety grow, and as users rely on our platform for more complicated activities, including through Editor X and Velo by Wix or similar solutions, we will need to devote additional resources to improving our infrastructure and continue to enhance its scalability to maintain the performance of our platform and solutions. Our need to effectively manage our operations will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our needs. If we do not manage our infrastructure effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.
Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions including inflation and interest rates and other adverse developments affecting the financial services industry.
At December 31, 2022, we had liquid assets totaling $1.26 billion, comprised of $771.0 million in cash and cash equivalents and short-term deposits and $487.4 million in short-term and long-term marketable securities. Our investments are subject to general credit, liquidity, defaults, non-performance, inflation, and interest rate risks or other adverse developments that affect financial institutions, other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, which have in the past and may in the future lead to market-wide liquidity problems. The performance of the capital markets affects the values of the funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.
We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, and the continuing turmoil in the financial markets, especially due to the uncertainties related to global macro-economic trends including liquidity concerns in local and global banking systems, and effects of the Russian military invasion of Ukraine, may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are generally recognized as other comprehensive income, or OCI, which is a separate component of equity until realized. Realized and credit losses related to our investments portfolio may adversely affect our financial position and results.

Any significant decline in the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, speculation about liquidity, both in the local Israeli banking system where a significant portion of our liquid assets are held, and globally, and elevated levels of inflation, could have an adverse effect on our results of operations and financial condition.
If we fail to manage our headcount effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. Furthermore, our corporate culture has contributed to our success, and if we cannot maintain this culture, our business, financial condition and results of operations may be harmed.
As of December 31, 2022, we had 5,516 employees and contractors, which represents an approximately 7% net reduction in headcount since December 31, 2021. In August 2022 and in February 2023, as part of our Cost-Efficiency Plan, we underwent cost-cutting measures which included right-sizing our workforce. We have sites in Tel Aviv, Haifa and Beer Sheba in Israel; San Francisco, Miami, New York, Phoenix, Cedar Rapids, and Los Angeles in the U.S.; Ottawa and Vancouver, Canada; Kyiv, Lvov, and Dnipro in Ukraine; Vilnius, Lithuania; Dublin, Ireland; New Delhi, India; Berlin and Karlsruhe, Germany; Tokyo, Japan; London, UK; Sao Paulo, Brazil; Krakow, Poland; Amsterdam, Netherlands and Sydney, Australia.  As a result of the military invasion of Ukraine by Russian forces that began in February 2022, many of our Ukrainian team members have relocated to other countries or within Ukraine. We will be required to continue to improve our operational and financial controls and reporting procedures in particular as our work force continues to partially operate through a hybrid or work-from-home model, and we may not be able to do so effectively. Managing our headcount has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. The initiatives under our Cost-Efficiency Plan have resulted, and could in the future result in, reduced employee morale, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficient transition processes, or in increased attrition or difficulties in attracting highly skilled employees. Furthermore, due to elevated levels of inflation, many of our employees globally are faced with economic challenges which may effect morale and lead to attrition in favor of other companies that can offer more attractive compensation.

In addition, we believe that an important contributor to our success has been, and will continue to be, our corporate culture. If we are unable to adequately manage our headcount and other business changes in a manner that preserves the key aspects of our corporate culture, including as a result of our recent Cost-Efficiency Plan, and the uncertainty faced by our Ukrainian team regarding their future work location, we may be unable to continue to perform at current levels or execute our business strategy.

We have a history of operating losses, expect to incur operating losses in the future, and may not be able to achieve profitability within our expected timeframe.
We have incurred net losses in each fiscal year since our inception and, as of December 31, 2022, we had an accumulated deficit of $1.07 billion. Although we expect that our operating expenses as a percentage of revenue will decline in accordance with our Three-Year Plan (see Item 5. “Operating and Financial Review and Prospects—Company Overview—Cost-Efficiency Plan”), we still anticipate incurring increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions. We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining and increasing the amount of revenues per premium subscription to achieve profitability. Nevertheless, if we are unable to achieve the targets set out in our Three-Year Plan within the expected timeframe, grow our premium subscriptions at the required rate or maintain or increase revenues per premium subscription, if we incur expenses that we believe are necessary or desirable (such as to invest in businesses, marketing, research and development or technologies that we believe will be important for our business) or if we incur unexpected expenses or achieve lower profit margins than we expect, including in our partners business, we may be unable to achieve profitability at the time expected by investors, or at all. Even if we achieve profitability, we may be unable to achieve or sustain profitable operations.
Our business will suffer if the small business market for our solutions proves less lucrative than projected or if we fail to effectively acquire and service small business users.
A significant portion of our premium subscriptions are from small businesses. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our solutions, especially in times of global macro-economic uncertainty or recessions, which can have associated effects, including impacts from supply chain challenges, rising levels of inflation, illiquidity of banking systems, and increased interest rates, which may have a long-term impact on the global economy. We believe that the small business market is underserved, and we intend to continue to devote substantial resources to it, including through our partners who sell directly to their customers, some of which are small businesses. We aim to grow our revenues by adding new small business customers, selling additional business solutions to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium solutions. If the small business market is effected by, or fails to overcome the current turbulence of the macro-economic climate, fails to be as lucrative as we project or if we are unable to market and sell our services to small businesses effectively, directly or through our partners, our ability to grow our revenues quickly and become profitable will be harmed.

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
We may not have the ability to raise the funds necessary to repay the Convertible Notes in cash at their maturity, settle conversions of the Convertible Notes in cash, or repurchase the Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.
In June and July of 2018, we sold $442.75 million aggregate principal amount of 0.00% Convertible Senior Notes due 2023 (of which $362.7 million was outstanding as of December 31, 2022), and in August 2020, we sold $575 million aggregate principal amount of 0.00% Convertible Senior Notes due 2025 (all of which were outstanding as of December 31, 2022), or the “Convertible Notes.”
Holders of the Convertible Notes will have the right under the indenture governing the Convertible Notes to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change, before the applicable maturity date, at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable fundamental change repurchase date. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted or repurchased. Although we entered into privately negotiated capped call transactions, or the Capped Call Transactions, which are expected generally to offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes, we may not ultimately receive such cash payments from the sellers of the Capped Call due to the terms of the Capped Call Transactions not providing for its exercise, credit restrictions, illiquidity, insolvency or other instabilities of the global banking system, or due to other events beyond our control, or we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of such Convertible Notes surrendered or pay cash with respect to such Convertible Notes being converted.

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
Our Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. At current share prices and under the terms of the Convertible Notes, we will be required to pay cash to settle the Convertible Notes at maturity.
The Convertible Notes may be converted, under the conditions and at the premium specified in the Convertible Notes, into cash and our ordinary shares (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our shareholders’ equity, and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.
We may determine in the future to repurchase portions of the outstanding Convertible Notes from time to time in accordance with applicable SEC and other legal requirements and in consideration of market and other conditions. Any repurchases or exchanges of our outstanding Convertible Notes are likely to affect the market price of our ordinary shares. We would expect that holders of any Convertible Notes that are repurchased or exchanged may enter into or unwind various derivatives with respect to our ordinary shares and/or purchase or sell our ordinary shares in the market to hedge their exposure in connection with these transactions. In addition, in connection with any repurchases of the Convertible Notes, the counterparties to the Capped Call Transactions or their respective affiliates may modify their hedge positions with respect to the Capped Call Transactions by entering into or unwinding various derivatives with respect to our ordinary shares and/or purchasing or selling our ordinary shares or other securities of ours in secondary market transactions. This activity could impact the market price of our ordinary shares at that time.

We may need to raise additional funds to continue our operations, and we may be unable to raise capital when needed or on acceptable terms.
From time to time, we may seek additional equity or debt financing to fund our operations, refinance our existing debt, develop new solutions and services or make acquisitions or other investments. The U.S. Federal Reserve, as well as other central banks, have raised the benchmark interest rate multiple times during 2022, and there can be no assurance that rates will not increase further in the future. This could increase interest expense on additional debt financing and could materially adversely impact our ability to refinance existing debt upon maturity, sell assets at attractive terms, and limit our acquisition and development activities.
Our business plans may change, other general economic, financial or political conditions in our markets may change, or other circumstances, such as illiquidity, insolvency or other instabilities of the global banking system, may arise, that have a material adverse effect on our cash flow and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired, and our results of operations may suffer.
We have made and may continue to make acquisitions and investments, which could result in operating difficulties and other harmful consequences.
From time to time, we evaluate potential strategic acquisition or investment opportunities to support strategic business initiatives. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology, could create unforeseen operating difficulties and expenditures. We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition or any other complementary businesses or technologies we acquire in the future. We may also face competition for acquisitions from larger competitors that may have more extensive financial resources, which may increase the cost or limit the availability of acquisitions. Acquisitions and investments we evaluate from time to time may carry with them a number of risks, including the following:
•diversion of management’s time and focus from operating our business;
•an inability to achieve synergies as planned;
•potential incompatibility of corporate cultures;
•implementation or remediation of controls, procedures and policies of the acquired company;
•coordination of product, engineering and selling and marketing functions;
•retention of employees from the acquired company;

•liabilities that are larger than we anticipate and unforeseen increased expenses or delays associated with acquisitions, including transition costs to integrate acquired businesses that may exceed the costs that we anticipate;
•difficulties and additional expenses associated with supporting legacy services and products;
•litigation or other claims arising in connection with the acquired company;
•the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;
•the use of resources that are needed in other parts of our business;
•the use of substantial portions of our available cash to consummate the acquisition;
•share-based dilution as a result of equity grants to new hires of our acquired companies;
•incurrence of acquisition-related costs; and
•unrealistic goals or projections for the acquisition.
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
Impacts from a regional or global health epidemic or pandemic, such as the COVID-19 pandemic, may have a material adverse impact on our users and could harm our operations and business results.
A regional or global health epidemic or pandemic, such as the ongoing COVID-19 pandemic and its variants, have disrupted and may continue to disrupt our operations and the operations and business results of our users and their customers, and may continue to have a broad impact across industries and the economy.
We modified our operational practices in response to the COVID-19, and may further modify such practices as required by governmental authorities or as we see warranted for similar events. In addition, our management team has spent, and may continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and the associated impacts.

The continued impact on our business and of its eventual recovery of any future pandemic is uncertain. For example, the shift of commerce away from online purchases as COVID-19 related restrictions were lifted, caused, and may continue to cause certain of our users, particularly those using our online commerce solutions, to experience decreases in transaction volume, adversely impacting their business, and consequently our business, financial condition, and operating results.
If economic growth slows or if a recession further develops as a lingering result of the COVID-19 pandemic, prospective users may not start new businesses and consumers may not have the financial means to make purchases from our users and may delay or reduce discretionary purchases, negatively impacting our users and our results of operations.
Risks Related to Our Market and Competitive Landscape
If we fail to develop and introduce new products and services, or maintain existing products and services provided to us by third parties that are significant to our registered users as well as our partners, or if we fail to keep up with rapid changes in design and technology, our business may be materially adversely affected.
The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our users and develop products that provide them with the tools they need to operate their businesses. Our future success in attracting new users, including new demographics of users, such as partners and enterprise customers, and increasing our premium subscriptions and the revenue we generate from each subscription, will depend on our ability to improve the look, functionality, performance, security, design and reliability of our solutions and services, including our integrated third-party business solutions and suit them to the needs of our targeted users.
We invest significant time and effort in the research and development of new and upgraded solutions and service offerings to serve our users, including the development of vertical solutions for specific business segments, mobile applications and solutions, various design elements, such as customized colors, fonts, content and other features, including through Editor X, our responsive editor geared towards design professionals, and our full-stack no-code/low-code development platform, Velo by Wix, intended to attract developers to our platform. We have also made, and continue to make investments in AI initiatives.
Our product research and development efforts also extend to products, features, applications, and integrations required by our partners and enterprise users, to be able to address their needs and the needs of their customers, including back-office and administrative capabilities. It can take our design team and developers months to update, code and test new and upgraded solutions and services and integrate them into our platform. Furthermore, the introduction of these new and upgraded design features, solutions and services also involves a significant amount of marketing spending.

We may fail to accurately predict the changing needs of our users, such as the need for expanded online and offline commerce tools, or for emerging technological trends, such as AI. We also need to ensure the continued collaboration with certain third-party products and services that are included in our offering and are significant to our customers, such as Google Workspace, which allows our users to create a personalized Gmail email address using their domain name.
If we are unable to successfully enhance our existing products to meet evolving user and partner requirements and increase adoption and usage of our products and third-party products, if we are unable to maintain existing products provided to us by third parties that are significant to our users, if our efforts to increase the usage of our products are more expensive than we expect, or if our solutions are not innovative or advanced enough or fail to achieve widespread acceptance, users and potential users may adopt the products and services of our competitors and our revenue and competitive position could be materially adversely affected.
We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our growth.
Our future success and ability to maintain effective growth will depend upon our continued ability to hire, integrate and retain highly-skilled personnel, including senior management, engineers, designers, developers, and product managers. In addition to hiring and integrating new highly-skilled employees, we must continue to focus on retaining our best employees who foster and promote our innovative corporate culture.
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

We also engage developers in Ukraine, Lithuania, Germany and Poland to benefit from the significant pool of talent that is more readily available in each of those markets. Due to the impact of the current global macro-economic environment, including the war initiated by Russia against Ukraine, inflation rates in these locations and globally have drastically risen. This phenomenon has a direct negative impact on the economic situation of our employees globally, which has contributed and could continue to contribute to negative employee morale and rising costs, and can impact our ability to retain personnel that seeks higher-paying employment opportunities with other companies. Many of our Ukrainian team relocated to countries outside of Ukraine or to different locations within Ukraine without certainty regarding their ability to continue residing in such new locations. As a result, those relocated team members may be required to relocate again to other countries, and we may be unable to retain them. In addition, in August 2022 and in February 2023, as part of our Cost-Efficiency Plan, we underwent cost-cutting measures which included right-sizing our workforce. Our initiatives have resulted, and could in the future result in reduced employee morale, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficient transition processes, or in increased attrition or difficulties in attracting highly skilled employees.
Many larger companies expend considerably greater amounts on employee recruitment than we do, and may be able to offer more favorable compensation and incentive packages than we do. If we cannot attract or retain sufficient skilled research and development professionals in our existing locations or in new locations, our business, prospects and results of operations could be materially adversely affected. We have also experienced, and increasingly expect to experience, a competitive hiring environment for highly-skilled talent in additional locations in which we operate.
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
If we are unable to attract a more diversified customer base, such as partners, mid-size, large and enterprise level companies, design professionals and tech-savvy users, for which we have developed and effectively integrated more customized solutions and applications, our business, growth prospects and operating results could be adversely affected.
Our business has been focused in the past few years on serving users who are considering starting a business, as well as small or medium-sized businesses and ventures that are up and running but need help growing and expanding their digital capabilities. In more recent years, our business also focused on additional user demographics with whom we have less experience selling to, such as partners, as well as mid-size, large and enterprise level companies, for which we are developing new features and applications, such as back office functionality required to serve their customers’ needs or their own needs, and manage a large volume of premium subscriptions and business solutions.
You should consider our future prospects in light of the challenges we may experience when selling our solutions to these additional user demographics, including our relatively short history selling to partners, longer sales cycles, delayed execution of our product integration model following successful sale transactions, and our ability to migrate users of such customers to our platform. In addition, our partners may also experience slowdowns in their businesses and operations, and in turn may not be able to reach their commitments to us to sell certain volumes of premium subscriptions to their users, or refrain from contractually committing to purchasing minimum volumes of premium subscriptions or other solutions.
Some of our products are suited for more technically skilled users or web developers, such as Velo by Wix, which enables our users to build advanced and content-rich websites and applications using their advanced development capabilities, and Editor X, our website creation platform that offers advanced design and layouting capabilities specifically targeted at design professionals. If we are unable to increase sales of our products intended for partners, mid-size, large and enterprise level companies, tech-savvy users, or other customer segments we may target, and adapt our products to their needs, our estimated total addressable market may be overstated and our business, growth prospects and operating results may be adversely affected.

We may face increased competition in a highly competitive market.
While there are other providers who offer features similar to those found in our solutions, we believe that we do not compete with traditional web development firms as we focus not only on web development but also on creativity, technology, design and complementary business solutions. Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers and large service companies who offer online commerce capabilities, domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or to have one built by their workforce, as well as newly emerging generative AI solutions that may develop website building capabilities. Additionally, we may face competition from other companies that offer solutions that are competitive with the features offered within our business solutions, such as email service providers, payment facilitators, customer service platforms, and logo designers. Furthermore, it is possible that other providers may in the future decide that offering a comprehensive platform similar to our platform represents an attractive business opportunity. In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, a longer operating history, more extensive commercial relationships in certain jurisdictions, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources. Such a competitor may use these advantages to offer solutions and services similar to ours at a lower price, develop different or niche solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. We may also face competition from companies that offer their products and services to web design agencies and development professionals, like our partners, who create a web presence for their own customers. Increased competition could result in us failing to attract users and sell premium subscriptions or business solutions, including through our partners, at the rate we expect, or maintain or increase our revenue from such premium subscribers. It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.

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
The user interface for our platform is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise. In the future, providers of Internet browsers could introduce new features that would make it difficult to use our platform. Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications or terms of use such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites. For example, major Internet browsers, such as Firefox, Microsoft Edge, Google Chrome or Safari, could become unstable or incompatible with HTML5-based products and solutions. Similarly, any new features introduced by operating system providers, such as Google or Apple, could adversely impact the use of our platform via our mobile application. Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for users to access our mobile application or our platform as a whole, or their users to access our registered users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects.

Risks Related to Privacy, Data and Cybersecurity
If the security of the data we store in our systems, including personal information or business data of our users and their users, is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.
Due to the nature of our business, our systems and the systems of our cloud providers with which we contract store large amounts of information and data including our proprietary and confidential business data, data of our prospective and registered users, as well as data relating to the visitors and customers and users of our users, which we refer to as our users of users. We also maintain certain personal data of our personnel and job candidates. Such data that we store may include email addresses, geo-location, usage data, business data, passwords and also billing information, such as encrypted credit card numbers, full names, billing addresses, phone numbers, and additional information, which may be, or perceived to be confidential. Third-party applications available on our platform may also collect such information and data and share it with us. In addition, as part of our product strategy, we may over time transition to becoming an open platform, which may increase access of third parties to information and data available on our platform, or increase the scope of third parties who are integrated with our platform through our App Market. Apart from our attempts to scan and remove specific content such as content which may be deemed as child pornography or phishing patterns, we do not regularly monitor or review the content that our users, and their users, upload and store, or information, content, and data we receive from third-party applications and, therefore, we do not control the substance of the content on our servers, which may include confidential or personal information. Risks of external or internal unauthorized access or leaks exist.
Although we have implemented data security standards and controls, operating rules and certification requirements, including in accordance with Payment Card Industry, or PCI, Data Security Standards, pursuant to which we have maintained PCI compliance level 1 certification, deploy third-party opposing forces (Red Team) to test our vulnerabilities, and constantly monitor our environments via a security operations center, we cannot be sure that the steps that we have taken to protect the security, integrity and confidentiality of the information we, or our users, collect, store, or transmit, will succeed in preventing inadvertent or unauthorized use or disclosure. Payments by Wix, for example, requires and is based on integrations with third-party vendors, service providers and payment gateways, and depends on the efficacy of secure transmission protocols and related technologies. There can be no assurance that the data security standards we have implemented, including for the collection and transmission of credit card and other payment information, or those of our third-party service providers, will adequately comply with the security standards of any jurisdiction in which we seek to market our solution.

Furthermore, like many online and other companies, we have experienced and may experience in the future cyberattacks and security incidents, as well as attempts by third parties to circumvent the security of our systems. We have experienced, and expect to continue to experience, attempts by hackers to penetrate our internal network and hosted servers. Hackers are increasingly using various techniques, including sophisticated tailored phishing attacks, ransomware, computer malware, viruses, distributed denial-of-service (DDoS) attacks, a technique used by hackers to take an internet service offline by overloading its servers, and other exploitation of known and unknown vulnerabilities. Moreover, retaliatory acts by Russia in response to economic sanctions or other measures taken by the international community against Russia arising from the Russian military invasion of Ukraine could include an increased number or severity of cyberattacks from Russia or its allies. The scale of some of these attacks against us in the past has caused us and some of our registered user websites to experience intermittent downtime. Although to date none of these incidents has been material, there can be no assurance that any future attempts may not be material. In addition, risks of internal leaks from our employees or other insiders, whether due to human error or malice, or acts of sabotage, exist, and we may not have adequate internal controls to properly monitor and prevent such leaks. We may not be successful in identifying, blocking or otherwise preventing access to our systems, despite our security measures. Since techniques used to obtain unauthorized access change frequently, including newer strains of malware, and ransomware, as well as attacks generated by bad actors supported by foreign governments, we may be unable to anticipate these techniques or to implement adequate preventative measures. Furthermore, we may be unable to promptly detect an attack, for example, in the case of an advanced persistent threat where unauthorized system access was obtained in advance and without our knowledge in preparation for a future attack and given that attackers are increasingly using tools that circumvent controls and obfuscate forensic evidence. We also rely on outside parties to provide physical security for our facilities, including data centers, and any physical breach of security could result in unauthorized access or damage to our systems.
If our security measures are, or are perceived to be, breached, whether because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed, exploited or abused in any way, including through our Velo by Wix solution, and, as a result, an unauthorized party disrupts our operations, or accesses any of our users’ data or the data of their users, or otherwise gains control of our platform, or if it is perceived that any unauthorized access has occurred (such as when users utilize weak passwords or their credentials are disclosed, stolen or lost), our brand may be negatively impacted, we may be unable to acquire new users, our relationships with our users may be damaged, our registered users may choose to cancel their premium subscriptions, we could incur increased costs of remediation and compliance, or other liability and be subject to regulatory investigations, fines and litigation, any of which may negatively impact our financial performance, and/or result in a decline of our share price. Even if such a data breach affects a competitor and does not arise out of our actions or inactions, the resulting concern about using our platform could negatively affect our business.

We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of our systems and data, including personal information. Many jurisdictions have enacted laws requiring companies to notify individuals (and regulators) of data breaches or security incidents involving certain types of personal information, and, in addition, our agreements with certain of our providers require us to notify them in the event of a security incident. These mandatory disclosures regarding a security incident may lead to negative publicity and may cause our registered users or providers to lose confidence in the effectiveness of our data security measures. We could be required to devote significant resources to investigate and address a security incident. Additionally, some jurisdictions, as well as our contracts with certain providers, require us to use industry-standard or reasonable measures to safeguard personal information or confidential information. Following the introduction of Wix Payments, our integrated payment processing solution, and the increased storage of personal and financial information of our users and their users, a violation of data privacy or security laws or contractual clauses, many of which focus on personal financial and payment information, could lead to reputational harm, loss of business, legal action (including class action litigation) and/or regulatory inquiries, resulting in monetary liability, other penalties or other consequences that could negatively impact our reputation and adversely affect our operating results and financial condition.
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
We are subject to data privacy and data protection laws and regulations, as well as our contractual data privacy and security obligations to third parties and to our users and their users, and our failure to comply with any of these regulations or obligations may subject us to sanctions, damages and other liabilities, and could harm our reputation and business.
We are subject to data privacy and security laws and regulations adopted in Israel, Europe, the U.S., Brazil, and other jurisdictions. In recent years, there has been an increase in attention to, and regulation of, data privacy across the globe, including in the U.S.

In the European Union and the UK, we are subject to the European Union General Data Protection Regulation, or GDPR, and to the UK General Data Protection Regulation, or UK GDPR, which include stringent obligations in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data of individuals in the European Economic Area, or EEA, and UK). These regimes impose comprehensive data privacy compliance requirements, including detailed disclosures about how personal data is collected and processed, demonstration that appropriate legal bases are in place to justify data processing activities, compliance with rights for data subjects in regard to their personal data, ensuring appropriate safeguards are in place where personal data is transferred out of the EU and the UK to certain jurisdictions, notification to data protection regulators (and in certain cases, affected individuals) of significant personal data breaches, and compliance with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, trainings and audit procedures. The GDPR and UK GDPR also include significant penalties for failure to comply; among others, a fine up to €20 million/£17 million or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed under each regime. Such penalties are in addition to any civil litigation claims (including class actions) for compensation or damages, and any orders to cease/change our processing of personal data or other enforcement orders, and reputational damage.
The GDPR and UK GDPR also regulate cross-border transfers of personal data out of the EEA and the UK, respectively. Recent legal developments in Europe, including decisions from the Court of Justice of the European Union and regulatory guidance from regulators in the EEA and UK, have created complexity and uncertainty regarding certain transfers. We transfer EEA and UK personal data to Israel, which benefits from an adequacy decision from the EEA and UK authorities; review and variation of existing adequacy decisions could require us to take additional steps to comply with GDPR and UK GDPR requirements for certain transfers. Moreover, the European Commission and the UK’s Information Commissioner’s Office have published new standard contractual clauses for cross-border transfers from the EEA and the UK respectively, and we may have obligations to implement these clauses and additionally implement supplementary security measures and conduct transfer impact assessments for certain cross-border data transfers. Compliance with laws on data transfers could lead us to suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, and the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.
Additionally, other countries outside of the EEA have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our solutions and operating our business.

In addition, we are subject to evolving European Union and UK privacy laws on cookies, web beacons and similar technologies, and e-marketing. In the EU and UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. Under EU and UK law, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR and UK GDPR also impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. As regulators, activists, consumer protection organizations and third parties increasingly enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.
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
In addition, in the United States at the state level, we are subject to a number of laws, including but not limited to the California Consumer Privacy Act, or CCPA, which took effect in 2020 and allows for fines of up to $7,500 “per violation,” potentially meaning per affected individual or even per affected piece of personal information (resulting in a potential for extremely large fines). In addition, the CCPA introduces a private right of action in relation to certain data security breaches. In addition, since January 2023, we are subject to new state laws in California (the California Privacy Rights Act (“CPRA”)) and Virginia (the Virginia Consumer Data Protection Act (“VCDPA”)), which took effect on January 1, 2023 and additionally, Colorado (the Colorado Privacy Act (“CPA”)), which takes effect in July 2023, all of which impose additional obligations and create new data privacy rights. All of these laws and others that are being produced or enacted, may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. In addition, the enactment of these laws could have potentially conflicting requirements that could make compliance challenging and costly.

Complex laws relating to data privacy and security are often inconsistent and may be subject to amendment or re-interpretation and may be implemented in a non-uniform way in many jurisdictions around the world, and we may not be aware of every development that impacts our business. For instance, different data protection authorities in the EU have published guidelines regarding the correct usage of cookies; such guidelines are not always consistent in their interpretation and application of relevant laws. These different national guidelines relating to data privacy and security issues often contradict each other and are subject to change in the future. This may cause us to incur significant costs and expend significant effort to ensure compliance. Due to the accessibility of our services worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy or data protection laws even in jurisdictions where we have no local entity, employees or infrastructure. Where the local data privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data or the data of their users that we collect, process and/or store is only collected, processed and/or stored in accordance with applicable local law. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards relating to data privacy and security. We have certain data privacy and security-related obligations to our registered users based on our privacy policy and terms of use, and we may be contractually liable to third parties in the event we are deemed to have wrongfully processed personal information. A failure by us or a third-party contractor providing services to us to comply with applicable data privacy and security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation (including class actions) and may subject us to reputational harm. This failure may be amplified as we continue to utilize and implement different types of technology, such as AI, and as we may transition to becoming an open platform.
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
In general, data privacy concerns are widely acknowledged and data privacy laws are being enacted and enforced by a growing number of states and countries as time passes. Such data privacy laws restrict our storage, use, processing, disclosure, and transfer of personal information, including credit card data obtained in relation to our users and their users. Many of these laws require us to maintain an online privacy policy and terms of use that disclose our practices regarding the collection, processing, and disclosure of personal information. This may cause our users to resist providing the personal information necessary to allow them to use our platform effectively and their users may also resist providing personal information to our users due to data privacy and security concerns and could lead to the loss of current or prospective users or other business relationships. Additionally, the GDPR, the CCPA, new and expanding “Do Not Track” regulations and other legal and regulatory changes are making it easier for individuals to opt-out of having their personal data collected through an opt-out button, and to choose whether or not to be tracked online, which could result in higher rates of opting out or prevention of our online tracking which can impact our operation and decrease the demand for our products and services.
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
Certain regulatory regimes, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establish specific requirements for commercial email messages and specific penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender.  In addition, certain states and foreign jurisdictions prohibit sending unsolicited emails unless the recipient has provided the sender with advance consent to receive such email. We may be found liable in the event we are deemed to have been non-compliant with any such requirements. Furthermore, the ability of our users to opt out from receiving commercial emails from us may decrease the effectiveness of our email marketing strategy and may subject us to legal exposure if we do not adequately honor the user’s opt out request.
Various private organizations also attempt to regulate commercial solicitation via email. These organizations often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam, which could lead the sender to be “blacklisted” by such private organizations. If we are blacklisted by any such private entity, due to actions we take or due to actions of our users, we may not be able to reach out to our users, which could materially harm our business and brand.
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
We have experienced, and may continue to experience, third-party assertions that our solutions, services and intellectual property, including those based on artificial intelligence technologies, infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims, based on trademark, copyright and/or patent infringement, among other claims, may be made directly against us, or against our users or other business partners using our technology. Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We entered into settlement agreements in the past with NPEs with respect to patent infringement claims. We have also licensed patents from third parties in areas that are related to our technology. In addition, the Copyright Alternative in Small-Claims Enforcement Act of 2020 (CASE) was enacted in order to offer copyright owners a more cost-effective alternative to litigation in federal court, which is often costly and time-consuming and may result in increased copyright infringement claims against us.
Any such intellectual property claims, regardless of merit, whether resulting in litigation or not, could result in substantial expense and time spent, divert the attention of management, cause significant delays in introducing new solutions or services (including those that incorporate AI), materially disrupt the conduct of our business and have a material and adverse effect on our brand, reputation, business, financial condition and results of operations. As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements to obtain the right to use a third party’s intellectual property, stop selling or marketing some or all of our solutions or services or re-brand our solutions or services. Any licensing agreements, if required, may not be available to us on acceptable terms or at all. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result.
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

We rely on our brand and trademarks to identify our solutions to our users and to potential users, and to differentiate our solutions from those of our competitors. While we aim to acquire adequate protection for our brand through trademark registrations in key markets, occasionally, third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market, which could also impede the success of our or our partners’ efforts to market our brand in such markets. If we are unable to adequately protect our trademarks, third parties may use brand names or trademarks identical or similar to ours in a manner that may cause confusion to our users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources for the advertising and marketing of new brands.
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
From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and expensive, and we may therefore not always be aware of such unauthorized use or misappropriation, or have adequate resources to enforce our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as ours without infringing our intellectual property, our competitive position and results of operations could be harmed and our legal costs could increase.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our contractors or employees, which could result in litigation and adversely affect our business.
We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. Under the Israeli Patent Law, 1967, or the Patents Law, inventions conceived by an employee or a person deemed to be an employee during the scope of their employment with a company are regarded as “service inventions,” which are owned by the employer, absent a specific agreement between employee and employer giving the employee service invention rights. The Patents Law also provides that in the absence of an agreement between the employer and employee (or a person deemed to be an employee) that prescribes whether, to what extent, and on what conditions the employee is entitled to remuneration for his or her service inventions, the employee is entitled to refer the matter to the Israeli Compensation and Royalties Committee, a body constituted under the Patents Law, which will determine whether the employee is entitled to such remuneration. The Patents Law provides general guidelines for determining this Committee-enforced remuneration, which have not yet been applied by the Committee in its rulings. Although our contractors or employees, in Israel and in the other jurisdictions in which we operate, have agreed to assign to us service invention rights, and depending on the jurisdiction and governing body of law, we may face claims challenging the ownership of such invention rights and the validity of the agreements and demanding remuneration in consideration for assigned inventions, and we cannot be certain that our practices are consistent with applicable regulations in our various locations. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former contractors or employees, or be forced to litigate such claims, which could negatively affect our business.

We use open source software in connection with our proprietary software and solutions, and we may face claims challenging the use of open source software and/or compliance with open source license terms.
We use open source software in connection with our software development or software we purchase within the framework of an acquisition. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms, and we may be subject to such claims in the future. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. We cannot provide assurances that our internal policy that restricts certain open source licenses ensures that open source software is not used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source software license will be entirely effective at preventing the forced disclosure of our proprietary source code or the payment of damages for breach of contract. It is our view that there is no distribution of software in connection with the majority of our services, since no download and/or installation of software is necessary to use our services and our editing and design platform is accessible solely through the cloud, and therefore we would not need to make available all or part of our software. Part of our services, such as our mobile application for example, however, are considered a distribution of software. In those instances, if a specific open source license requires it, we may be obligated to disclose part of our proprietary code. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.
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
To date, government regulations have not materially restricted the use of the Internet in most parts of the world. The legal and regulatory environment pertaining to the Internet, however, is uncertain and will likely change. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. These changes could affect:
•the liability of online service providers for actions by customers, including fraud, illegal content, spam, phishing, libel and defamation, hate speech, infringement of third-party intellectual property and other abusive conduct;
•other claims based on the nature and content of Internet materials, including under the DSA;

•user data privacy and security issues;
•consumer protection risks;
•competition laws, including the DMA;
•digital marketing aspects;
•taxation laws;
•our ability to automatically renew the premium subscriptions of our users;
•regulations relating to the use of AI;
•cross-border e-commerce issues; and
•ease of access by our users to our platform.
We may also become subject to claims, lawsuits (including class action or individual lawsuits), government or regulatory investigations, inquiries or audits, and other proceedings. We expect the number of legal disputes may increase as we grow larger, as our business expands in scope and geographic reach, and as our platform and solutions increase in complexity, and we expect we will continue to face additional legal disputes. We also receive media attention, which could result in increased litigation or other legal or regulatory reviews and proceedings. The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business, subject our business to increased liability for non-compliance, subject us to class action lawsuits, or prevent us from delivering our services over the Internet or in specific jurisdictions, thereby materially harming our business and results of operations.

Activities of registered users or the content of their websites could render us liable as a provider of online services, damage our reputation and brand, or harm our ability to expand and retain our base of registered users and premium subscriptions, which could adversely affect our business, financial condition and results of operations.
Certain jurisdictions, including the United States and certain European countries, among others, have adopted laws relating to the liability of providers of online services for activities of their users and other third parties, including with respect to defamation, threats or incitement to violence, sale or purchase of illegal goods, exploitation of minors and others, terrorist activities, invasion of privacy and other torts, copyright and trademark infringement such as the European Union’s recent Directive on Copyright in the Digital Single Market 2019/790 (the “DSA”) (which came into force 16 November 2022, with the majority of its substantive provisions taking effect between 2023 and 2024), which governs, amongst other things, our potential liability for illegal conduct or content on our services and which may increase our compliance costs, require us to change our processes, operations and business practices and potentially subject us to significant fines if applied in a manner inconsistent with our practices and we are not able to achieve compliance. In particular, we may need to implement technologies and processes to enable us to respond to content take-down requests by users and others, in a manner compliant with the specific requirements of the DSA. Certain actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or that are deemed to be infringing a third party’s intellectual property rights, or registered users acting under false or inauthentic identities or using our product to conduct illegal activities, could negatively affect our reputation and brand and impose liability on us. This particularly applies to our registered users who do not have premium subscriptions and who, therefore, maintain the “Wix” logo on their websites. Apart from monitoring activities of our users who elect to utilize our Wix Payments processing service and our attempts to scan and remove specific content such as content which may be deemed as child pornography or phishing patterns, we do not regularly monitor the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage. While we have adopted policies regarding illegal, infringing, or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities without our knowledge. The safeguards we have in place may not be sufficient to avoid liability on our part under applicable laws, including the EU Copyright Directive, the EU Directive on Electronic Commerce 2000/31 (“EU e-Commerce Directive”) and the DSA (which will replace the provisions of the EU e-Commerce Directive that currently govern the liability of providers of online services for the activities and content of their users), or avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use or use deemed to be an infringement of intellectual property rights was high profile, as this could adversely affect our ability to expand our registered user base, our business, and financial results.
Furthermore, when users elect to utilize our proprietary payment processing service Wix Payments, we may act as a payment facilitator in certain cases. In addition, we are required to monitor our users’ activity to ensure their compliance with certain standards applied by our payment networks and/or our partner payment processors. We may fail to appropriately monitor our users’ activity and be subject to liability.

At present, we do not require that our registered users post on their websites, or require their users to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy. If our users do not post the appropriate documentation and policies on their websites and require their users’ consent to be bound by the terms of such documentation and policies, or should our users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communications Act of 1934, as amended by the Communications Decency Act (“CDA”), the EU Copyright Directive, the EU e-Commerce Directive or the DSA, then they may expose themselves to civil and criminal liability under applicable law, for example, where their users post information which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights or, for example, where they or their suppliers fail to process personal information in accordance with applicable law. It is possible that we could also be subject to liability in such cases based on certain actions by our users.
Although these statutes and case law in the U.S. and elsewhere have generally shielded us from liability for user activities to date, court rulings in pending or future litigation or future regulatory or legislative amendments may narrow the scope of protection afforded to us under these laws. For example, in the U.S., there have been, and continue to be, various congressional and executive efforts to remove or restrict the scope of the protections available under Section 230, and the United States Supreme Court is currently considering a case that could result in removing targeted content recommendations from the liability protections afforded by Section 230. If those efforts are successful, our current protections from liability for third-party content in the United States could decrease or change, potentially resulting in increased liability for third-party content and higher litigation costs. Such amendments to Section 230 could require significant changes to our products, business practices or operations. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. In addition, comparable legislation in Europe or other jurisdictions may conflict with U.S. statutes and case law, and we may not be able to benefit from safe harbors afforded by applicable law and may, in certain cases, be deemed non-compliant. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position. Further, our indemnity from our registered users may also not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause our registered users to abandon material aspects of our service. Any such adverse legal or regulatory developments could substantially harm our operating results and business.

As a domain name registrar, we are required to comply with industry regulations and could face liability from disputes over registration and transfer of domain names.
We are accredited by ICANN as a domain name registrar. ICANN oversees a number of Internet related tasks, including managing the Domain Name System (DNS) the allocation of IP addresses, the accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions.
Our ability to offer domain name registration is subject to our ongoing relationship with, and continued accreditation by, ICANN. Additionally, we continue to face the risks that:
•the terms of the Registrar Accreditation Agreement, or RAA, under which we are accredited as a registrar, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN, thereby preventing us from operating our registrar service, or ICANN could adopt unilateral changes to the RAA that are unfavorable to us and inconsistent with our current or future plans, or that affect our competitive position;
•international regulatory or governing bodies, such as the International Telecommunications Union, a specialized agency of the United Nations, or the EU, may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation and oversight; and
•ICANN or any third-party registries may implement policy changes impacting our ability to operate as a domain name registrar.
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
U.S. Laws and Regulations
We are subject to U.S. and other export control and trade and economic sanctions laws and regulations, including the Export Administration Regulations, or EAR, administered by the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, and the various sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, or collectively, U.S. Trade Controls. U.S. Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in countries or territories that are the target of comprehensive U.S. sanctions, or collectively, U.S. Sanctioned Countries, and with persons that are the target of U.S. Trade Controls-related prohibitions and restrictions. We endeavor to conduct our business in compliance with applicable U.S. Trade Controls, and have developed, implemented, and maintain policies and procedures designed to prevent unauthorized activities. However, we cannot guarantee that such protocols will be fully protective, and our failure to comply could result in adverse legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm.
Russia’s annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to sanctions being levied by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including, among others, the agreement to remove certain Russian financial institutions from the SWIFT payment system, which can significantly hinder the ability to transfer funds in and out of Russia. As a result of the conflict in Ukraine, the United States, the European Union, the United Kingdom, and other countries may implement additional sanctions, export-controls or other economic and other measures against Russia or other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as any potential responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets, including heightened inflation, cyber disruptions or attacks, higher energy costs and higher supply chain costs, and could adversely affect our business, financial condition and results of operations.
We are actively monitoring the situation in Ukraine and assessing its impact on our business, including our business partners and users. In response to these events, we suspended our commercial activities in Russia until further notice. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia, Belarus or other countries as the conflict, and any resulting government reactions, are beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impacts on the global economy and/or our business for an unknown period of time. Any of the above mentioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described on this Form 20-F.

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
There is a risk that U.S. states could assert that we or our subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes. This risk exists regardless of whether we and our subsidiaries are subject to U.S. federal income tax. States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet. We and our subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our subsidiaries give rise to a nexus. We and our subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Multiple U.S. states have enacted related legislation relating to the taxation of e-commerce and other states are now considering such legislation. Furthermore, the U.S. Supreme Court held in 2018 in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us to incur substantial costs to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subject to sales/use taxes, which may decrease the likelihood that such registered users would purchase or continue to renew their premium subscriptions. Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction, may increase and cause either our prices to increase or our bookings and revenue to decline. New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business.

Changes in tax laws could adversely affect our tax position and financial results.
New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Inflation Reduction Act, which was recently enacted in the United States, introduced a 15% corporate minimum tax on certain U.S. corporations and a 1% excise tax on certain stock redemptions by U.S. corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain U.S. affiliates. In addition, effective January 1, 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct certain research and development expenditures for U.S. federal income tax purposes in the year incurred and requires taxpayers to capitalize and subsequently amortize such expenditures over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. Our inability to currently expense these research and development expenditures may adversely affect our cash flow. Further, the U.S. presidential administration and members of the U.S. Congress have proposed other significant changes in U.S. federal income tax law, regulations and government policy within the United States, which could affect us and our business. For example, the U.S. government may enact significant changes to the U.S. federal income taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these or other changes being enacted or implemented is unclear. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes or the related uncertainty have a negative impact on us, our suppliers or our consumers, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities, including the country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two pillars. Pillar One focused on the profit allocation of large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. Israel is one of the 136 countries that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their reporting requirements and may challenge tax positions. On December 15, 2022, the Council of the EU unanimously adopted the EU Directive on Global Minimum Tax. Thus, it is now expected that the Pillar Two rules will be enacted by EU member states by December, 31 2023, effective for fiscal years beginning on or after that date. Such laws may adversely affect our effective tax rate or result in higher cash tax liabilities.

Due to the global nature of our business, we could be adversely affected by violations of anti -bribery laws.
Due to our global business, we are subject to various anti-corruption and anti-bribery laws. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the UK Bribery Act 2010, or UK Bribery Act, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law—2000 and similar anti-money-laundering and anti-bribery laws in other jurisdictions generally prohibit companies, their employees, and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption, and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and provide our services to users around the world, which geographically stretches our compliance obligations. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees, including those engaged in sales activities, agents, partners, or third-party representatives will not engage in prohibited conduct and render us responsible under the FCPA, the UK Bribery Act or any similar anti-bribery laws in other jurisdictions. If we are found to be in violation of the FCPA, the UK Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, agents, partners, or third-party representatives or due to the acts or inadvertence of others), we could be faced with whistleblower complaints, suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.
Risks Related to Our Ordinary Shares
Our share price may be volatile, and you may lose all or part of your investment.
Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and have subsequently traded as high as $362.07 per share and as low as $14.28 per share through March 27, 2023. From January 1, 2022 through March 27, 2023, our ordinary shares traded as high as $163.39 per share and as low as $53.12 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:
•actual or anticipated fluctuations in our and our competitors’ results of operations;
•variance in our and our competitors’ financial performance from the expectations of market analysts;
•announcements by us or our competitors or other global corporations of significant business developments, changes in service provider relationships, acquisitions or expansion plans;
•announcements of technological innovations by us or our competitors;

•changes in the prices of our solutions;
•developments concerning our involvement in litigation, including regarding intellectual property rights;
•breaches of security or privacy incidents, and the costs associated with any such incidents and remediation;
•our sale or purchase of ordinary shares or other securities in the future, or such sales by our significant shareholders;
•market conditions in our industry;
•changes in key personnel;
•the trading volume of our ordinary shares;
•short selling activities;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions or other global circumstances beyond our control, such as rising inflation, interest rates, instability of banking systems, the lingering effects of COVID-19 or the military invasion of Ukraine by Russian armed forces.
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

Our failure to meet our financial guidance or any component thereof in any given quarter or year, including due to challenges in predicting the timing of closing of our sales cycles in connection with our partners business, or otherwise, may result in a decline in the market price of our ordinary shares.
We may release guidance in our quarterly earnings conference calls, quarterly earnings releases, or otherwise, based on predictions by management, which are necessarily speculative in nature. Our guidance may vary materially from actual results for a variety of reasons, including that our cash generation may be uneven across quarters. In particular, with respect to our partners business, a portion of which can be subject to long sales cycles, and uneven or inconsistent closing of transactions across different quarters, such that a failure to close a large transaction in a particular quarter may adversely impact our bookings in that quarter or closing of an exceptionally large transaction in a certain quarter may disproportionately increase our bookings in that quarter, which may make it more difficult for us to meet growth rate expectations of our investors in subsequent quarters. Furthermore, even if we close a sale during a given quarter, we may be unable to recognize the revenue derived from such sale during the same period due to our revenue recognition policy. As a result of the foregoing factors, as well as the effects of general turbulent macroeconomic headwinds, the timing of closing sales cycles and the resulting recognition of revenue from such sales can be difficult to predict. In some cases, sales have occurred in a quarter that was either earlier than, or subsequent to, the anticipated quarter, and in some cases, sale opportunities expected to close did not close at all.
If our revenue, bookings, free cash flow, or other operating results, or the rate of growth of our revenue, bookings, free cash flow, or other operating results, fall below the expectations of our investors, or below any forecasts or guidance we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ordinary shares could decline substantially. Such a stock price decline could occur even when we have met our own or other publicly stated revenue, bookings, free cash flow, or earnings forecasts. Our failure to meet our own or other publicly stated revenue, bookings, free cash flow or other forecasts, or even when we meet our own forecasts but fall short of securities analyst or investor expectations, could cause our stock price to decline and expose us to lawsuits, including securities class action suits. Such litigation could impose substantial costs and divert management's attention and resources.

We cannot guarantee that the court will approve future extensions or increases to our repurchase program, if applicable, or that we will repurchase any of our ordinary shares pursuant to our announced repurchase program or that our repurchase program will enhance long-term shareholder value.
In September 2022, our board of directors authorized our repurchase program under which up to $300 million was available to purchase our ordinary shares and/or Convertible Notes. The repurchase program, as authorized by our board of directors, and approved by the Israeli court, provides the Company with the authority to make repurchases of our ordinary shares and/or Convertible Notes through July 4, 2023. As of March 15, 2023, $50 million remained available under the approved repurchase program. The specific timing and amount of repurchases under the repurchase program for such remaining amounts, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties.
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
A small number of beneficial owners individually or, if they all adopt a similar position on a particular issue, acting in concert, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval. These matters may include:
•the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;
•approving or rejecting a merger, consolidation or other business combination;
•raising future capital; and
•amending our articles of association which govern the rights attached to our ordinary shares.
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
If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. This includes sales by our three largest shareholders who, as of March 9, 2023, beneficially owned approximately 27.6% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.
As of February 28, 2023, 7,858,284 ordinary shares are subject to outstanding option, performance share unit, or PSU, and restricted share unit, or RSU, awards granted to employees and office holders under our share incentive plans, of which 3,391,594 are ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.
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
As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, or NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ. We currently follow home country practice regarding quorum requirements, the distribution of annual and interim reports and the adoption or amendment of equity-based compensation plans. In the future we may elect to follow home country practice in Israel for other matters, such as the NASDAQ requirement to have separate executive sessions of independent directors without management present and the requirement to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of U.S. domestic issuers. See Item 16.G. “Corporate Governance.”
As a foreign private issuer we are not subject to U.S. proxy rules or Regulation FD and are exempt from filing certain Exchange Act reports, and the loss of foreign private issuer status could adversely affect us.
As a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2022, and we do not expect to be treated as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined below) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its own tax advisor as to the potential effects of the PFIC rules. See Item 10.E. “Additional Information—Taxation—United States Federal Income Tax Considerations.”
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
Provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:
•Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;
•Israeli corporate law does not allow public companies to adopt shareholder resolutions by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
•our articles of association divide our directors into three classes, each of which is elected once every three years;
•our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting, and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes or the removal of a director, requires a vote of the holders of 66 2/3% of our outstanding ordinary shares entitled to vote at a general meeting and voting in person or by proxy at the meeting;

•our articles of association require that director vacancies may only be filled by our board of directors; and
•our articles of association prevent “business combinations” with “interested shareholders” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our articles of association by a general meeting of our shareholders or satisfies other requirements specified in our articles of association.
Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See Item 10.B. “Additional Information—Memorandum and Articles of Association.”
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
Furthermore, the newly elected Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, have indicated that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, volatility in the securities market, decrease in foreign investors’ willingness to invest in Israel and generally lead to a deterioration of Israel’s international standing in the global capital markets as a vibrant democracy. Such proposed changes may also lead to political instability or civil unrest. If any of the foregoing risks were to materialize, it may have an adverse effect on our business, results of operations and ability to raise additional funds, if deemed necessary by our management and board of directors.
Our operations may be disrupted by the obligations of personnel to perform military service.
As of December 31, 2022, we had 2,935 employees based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 56 days per each three-year period, (in some cases more, e.g. military officers may be called to serve up to 84 days per each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to the age of 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government). In response to increased tension and hostilities, there have since been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
The Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law, was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73. Until December 31, 2021, we were eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Investment Law. In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter. Beginning in 2022, if we generate taxable income in Israel, we are expected to be eligible for benefits as a “Preferred Technological Enterprise.” In order to be eligible for the tax benefits for “Preferred Technological Enterprises,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”
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
Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See Item 6.C. “Directors, Senior Management and Employees—Board Practices.” Some of the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.
Additionally, the quorum requirements for meetings of our shareholders are lower than is customary for U.S. domestic issuers. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of our outstanding ordinary shares (and in an adjourned meeting, with some exceptions, any number of shareholders). For an adjourned meeting at which a quorum is not present, the meeting may generally proceed irrespective of the number of shareholders present at the end of half an hour following the time fixed for the meeting (unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting according to the Companies Law).

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

In November 2013, we listed our shares on the NASDAQ Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-388117-7. Our principal executive offices are located at Wix Campus, Building B, 5th Floor, Tel Aviv 6936024, Israel, and our telephone number is +972 (3) 545-4900. Our website address is www.wix.com. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States is Wix.com, Inc., located at 100 Gansevoort Street, New York, NY 10014, telephone number (707) 235-1726.
Principal Capital Expenditures
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
B.    Business Overview
We are a leading global cloud-based web development platform for millions of registered users and creators worldwide. Wix was founded on the belief that the Internet should be accessible to everyone and with the mission to enable anyone to express themselves online and for businesses and organizations to take their businesses, brands and workflows online to create and manage a fully integrated and dynamic digital presence. As of December 31, 2022, we empower approximately 243 million registered users worldwide who began the website building process with us. We have developed a software-driven solution to web development and management that provides a complete and powerful cloud-based platform of products and services. We offer our solutions through a freemium SaaS business model (free and premium services), and as of December 31, 2022, we had approximately 6.1 million premium subscriptions. We also promote our services and solutions through our partners.
Our platform consists of two web creation products, with a different purpose or primary audience: Wix Editor, intended for full website creation targeted at users with basic, average or above average technological skills, and Editor X, intended for advanced users such as design professionals.

The Wix Editor is a drag-and-drop visual development and website editing environment complete with high quality templates, graphics, image galleries and fonts. With our platform, Wix registered users can create and manage a professional quality digital presence tailored to their business and brand’s specific look and feel and that is accessible across all major browsers and the most widely used desktop, tablet and mobile devices. Relaunched in July 2022, the current Wix Editor is a combination of our legacy Wix ADI and Wix Editor offerings and better personalizes the web creation process for each user’s intent. Legacy Wix ADI users now have the freedom of customization that the classic editor offers, and also have enhanced AI technology to help guide creation and design elements, along with more flexibility.
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
We also offer a variety of additional products and services to further complement and enhance our users’ business or branding needs, most notably Payments by Wix, a payment platform that helps our users receive payments from their customers through their Wix website. Additional services also include Wix Logo Maker, which allows users to generate and print a customizable, high-resolution logo in minutes using AI, and Paid Ad Campaigns, which allows businesses to run dynamic online ad campaigns on online ad platforms.
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
Our free product and service offerings include the following features and capabilities:
Creation Products
By registering with our service, our users gain free access to two different web creation products: Wix Editor, intended for users with basic, average, or above average technological capabilities, and Editor X, intended for professional level users. These two creation products enable our users to design and manage as many websites as they choose to establish or enhance their digital presence. No installation of software is necessary to use these web editors, as our advanced editing and design platform is accessible through the cloud directly from our website. Both of our web editors allow registered users to optimize their existing Wix sites for viewing on mobile devices. Our mobile site technology is also based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants. We do not currently charge for gaining access to a mobile presence through our platform.

Velo by Wix
Velo by Wix is a powerful no code / low code development platform that allows users to extend the functionality of their online presence. With Velo, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. This innovative product combines our creation products— Wix Editor and Editor X —with a powerful set of development capabilities. Starting with our creation products, users can design a front end (client-side), then employ Velo developer tools to add advanced functionality and capabilities to the back end. Velo includes features that are built into the platform and do not require code for their implementation. Velo enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, CMSs, plugins, CDNs and other third-party products. Velo provides an all-in-one platform, hosted on the Wix cloud, that allows users to spend their time on creation, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.
In September of 2022, we announced an integration with Git and Github. The Git integration enables developers to create and manage sites as a team, use any integrated development environment (IDE), integrate with CI/CD workflows and incorporate automated testing and verification tools. The Wix Git integration allows developers to work within a more stable and standard environment and provides more transparency to better mitigate problems.
Additional Complementary Products and Services
In addition to our creation products and development environment, multiple complementary products and services are available for users to create and manage their digital presence using Wix.
The Wix AI Text Creator in the Wix Editor provides our users with technology that streamlines the website-building process and improves the quality of their site content. The AI Text Creator is a customized version of Open AI’s GPT-3 model designed specifically for website creation. Upon a user entering inputs about the desired text, the AI Text Creator creates custom content ranging from a catchy title to detailed text that is precisely formulated for the website.
The Wix App Market is a marketplace that offers our registered users a large variety of free and paid web applications for building, growing, and managing their businesses. The web applications available in the App Market, which are developed by us, or by third-party developers, meet many of our users’ business needs in marketing, support, bookings, accounting, design, social and media apps, and more.

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
Our native mobile applications are available in iOS and Android. The Wix Owner mobile app allows users to fully manage their websites and Wix operating systems on the go and run their businesses, wherever they are, in real time. It is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. We also offer Spaces by Wix, a dedicated mobile app that serves as an interface between the site owner and their customers. Spaces by Wix serves as a mobile native business front for buying products, ordering services, registering to attend events and more. Customers use Spaces by Wix to communicate with the business owner or between themselves as a community. Both apps are available for download for free in the Apple App Store and Google Play.
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
We have a global department of Customer Care teams that are located across the United States (primarily in Cedar Rapids, Iowa as well as in San Francisco and Miami) and EMEA (Kyiv, Tel Aviv, and Dublin). As a result of the military invasion of Ukraine by Russian forces that began in February 2022, some of our Ukraine Customer Care team members have relocated to other countries such as Poland, and some have relocated within Ukraine. In addition, we partner with two offshore BPO (Business Process Outsourcing) teams in order to provide 24/7 coverage and ongoing support for most of our markets. We provide customized care in 16 languages.
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
We also use data models developed by our team to identify and proactively contact new users so that we can help them set up and launch their online presence.

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
We offer two tiers of premium subscription plans for our Wix Editor: (i) Website and (ii) Business & E-Commerce (which includes the ability to accept online payments). We also offer (i) Website and (ii) Business & E-Commerce plans for Editor X.
Our premium subscriptions offer all of the features of our creation products, Velo by Wix, and our other complementary products and services. Beginning in January 2023, our premium subscriptions also include top-requested business tools previously included with the purchase of an Ascend by Wix plan, such as live chat, social posts, promotional videos and invoice management. Premium subscriptions also include the ability to connect a custom domain name, which can be purchased and managed directly through the Wix platform or a third party, the removal of Wix branded ads on the site and some subscription levels provide the option to obtain custom reports generated through Wix Analytics. Our VIP premium subscriptions also offer premium technical support services. We also offer ad vouchers with certain of our premium subscriptions, which allow registered users to expand their digital presence by, for example, advertising their pages on third-party sites, such as Bing and Google.
In addition, users can purchase or use products and services to further manage and grow their online business on Wix:
Payments by Wix
Payments by Wix enables our users to accept payments for goods and services both online and in-person (through point of sale (“POS”)) from their customers, either from third-party payment processors or from Wix Payments, our proprietary fully integrated payments service. Users can select one or more payment methods available to appear on their checkout page, depending on their geographic location and type of goods and services they offer. Users must purchase a premium subscription to accept both online and in-person payments.
In 2018, we introduced Wix Payments which allows users to set up and accept payments, in an automated and instant onboarding process made entirely within the Wix platform. Wix Payments also includes a dashboard to view history of online and in-person transactions, from sales to payouts, in a single place, solving a significant challenge with doing business online. Many types of businesses, including e-commerce retailers, service providers, musicians, photographers, hotels, restaurants, and many more are able to take advantage of the efficiency provided by Wix Payments. Wix Payments is currently active in Brazil, the U.S., Canada, the UK, and several European countries.

Email Marketing Subscriptions
In January 2023, we introduced stand-alone packages of email marketing features to help users engage with their audience, convert leads and boost traffic. Email campaigns were previously part of Ascend by Wix subscriptions, which were discontinued in early 2023 as part of our ongoing efforts to provide industry-leading business solutions and services to all users.
Users can purchase email marketing packages on a monthly, yearly, or multi-year subscription basis, and can choose between various price points based on the number of email campaigns per month required. We also offer a free base package of limited email marketing capabilities.
Paid Ad Campaigns
A marketing tool that allows businesses to run dynamic online ad campaigns that reach customers they want to target on online ad platforms such as Facebook and Google.
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
Domains
We offer our users the ability to choose and connect their own domain name to their website to better enhance their brand, through third parties that offer domain names, or through our offering as an ICANN accredited domain name registrar. Domain names are offered as a stand-alone product, and also are included, on a limited basis, as part of our premium subscription offerings. Registered users without a premium subscription are assigned a domain name which includes the Wix site address.
Mailbox
We sell Google’s Google Workspace application as an integrated solution, which allows our users to create a personalized Gmail email address using their domain name, to enable them to send professional emails from their business address, create group mailing lists for sales, support, email marketing and more.
Wix POS
As part of our extended commerce offering, in 2021, we introduced Wix POS, an end-to-end omnichannel solution unifying online and in-person sales directly from the Wix platform. With Wix POS, customers who have an online store and a physical shop are able to manage their business easily while having a single product catalog, one inventory channel and a unified sales history.

Gift Cards
We began providing our Stores and Bookings users a fully native solution to manage gift cards and customer re-engagement activities. Gift cards can be used by brands and businesses to attract new customers, increase purchase frequency and retain existing customers.
Branded App by Wix
We offer a native mobile app builder that provides users with the ability to create and customize their own tailor-made application without a single line of code.
Wix Commerce Platform
We offer a robust and comprehensive commerce platform for all types of business owners. As each business segment faces a unique set of challenges, we developed a commerce platform on top of which we offer tailored products and solutions to address specific business needs. This strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions are Wix Stores, Wix Bookings, Wix Restaurants, Wix Events, Wix Fitness, Wix Hotels, Wix Music, Wix Showcase, Wix Video, Wix Blog, and Wix Forum. We intend to continue introducing additional solutions, once we are able to identify a need for such solutions, that are tailored to specific businesses.
Wix Stores
Wix Stores is our e-commerce platform that offers merchants professional tools and services to establish, design, manage and grow their e-commerce business. The platform allows merchants to sell their products across various channels, including online stores, native mobile apps, physical point-of sale, external e-commerce marketplaces, and social media platforms. Wix Stores enables merchants to manage their e-commerce operations from end-to-end, covering activities such as sourcing products, managing inventory, accepting payments, fulfilling and shipping orders, and obtaining detailed analytics and reporting. Additionally, merchants can leverage a wide-spectrum of marketing and e-commerce tools to increase traffic, enhance customer engagement, boost sales, and grow their business. The platform also includes numerous integrated third-party-apps, and is built to be extended by both developers and merchants to further customize the solutions and create unique e-commerce experiences at scale.
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

Wix Restaurants
Wix Restaurants provides various solutions for restaurateurs, including Wix Restaurants Menus, Wix Restaurants Orders and Wix Restaurants Reservations. Wix Restaurants Menus enables restaurateurs to easily create a menu on their Wix website, using professionally created layouts offered on our site. Wix Restaurants Orders is an online ordering solution for restaurateurs enabling them to receive takeout and delivery orders through their desktop and mobile Wix websites and to consequently grow their business and maintain a direct relationship with their customers. Wix Restaurants Reservations allows restaurant owners to take online table reservations from their restaurant site and confirm and manage reservations via their Wix dashboard. Restaurant owners can also use the Dine by Wix mobile app to allow customers to easily interact with the restaurant and order food directly from a mobile device.
Wix Events
Wix Events is an application which enables users to create and manage their events on both desktop and mobile. Users can create their venue map, send invites, collect RSVPs, sell tickets and manage a guest list. Wix Events provides ready-made reports to track event sales to registrations. It can be used for conferences, meetups, concerts, shows, weddings, parties, and more. Users can use Wix Events to promote their events on social media and use third-party integrations for virtual events. We charge a commission from our Wix Events users on a portion of online sales of tickets sold through Wix Events.
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
Wix Hotels
Wix Hotels, powered by HotelRunner, is a full suite of professional tools for every touchpoint needed to launch, manage, and grow a hospitality business of any size and maximize revenue. Wix Hotels offers a comprehensive booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals, making it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place and accept and manage bookings that come through many online travel agencies and marketplaces.
Wix Music
Wix Music is a comprehensive solution for musicians and entertainers that includes an advanced music player, an easy-to-use digital asset management system, concert promotion and ticketing, fan management and communication tools and a range of specifically designed music website templates.

Wix Showcase
Wix Showcase is a comprehensive solution for creating and maintaining media online, from both desktop and mobile, comprised of (i) Wix Portfolio (ii) Wix Pro Gallery, and (iii) Wix Photo Albums. Our Wix Portfolio offering enables users to easily create professional online portfolios. Students and professionals in the arts, entertainment, science and technology, fashion, architecture and building and other industries can display their work online with uniquely designed and customizable layouts for project collections of all sizes.
In addition, users can sync existing portfolio projects created on external platforms. The Wix Pro Gallery provides designer-class tools to manage and showcase media online. From customizable layouts and professional settings, to pixel perfect display controls, Wix Photo Albums gives users beautiful stand-alone albums for their client’s photos. Each album can be personalized with branding and shared directly with clients.
Wix Video
Wix Video allows our users to showcase, promote and sell videos on their Wix website. Users can create their own video channels, upload and stream videos in the highest quality, or easily add videos from YouTube, Vimeo and Facebook. Wix Video allows users to live stream and charge access for live events from desktop and mobile. Additional features include selling video downloads, customizable interactive cards placed on top of the videos, automatic sites for vloggers via Wix Editor and direct syndication of videos to YouTube and Facebook.
Wix Blog and Wix Forms
Wix Blog enables users to easily create a blog and grow an online community. Users can choose from several beautiful layouts with built-in social features. Readers can join the blog, create member profiles, follow posts, and comment with images and videos. In addition, users have the option to set up a paywall and charge for access to select content.
Wix Forms enables users to easily create forms to get subscribers, generate leads and collect the information they need. Users can choose from multiple templates, such as contract, subscription and payment forms, or create their own form from scratch, using a variety of form fields. Users can add their forms to their Wix website or create standalone forms to share with a unique link. After receiving submissions, users can view their data in an easy to read table or export it to view offline.
Wix Forum
    Wix Forum enables users to create an online community directly on their Wix site. The Wix Forum users can become members, join conversations, follow posts, upload videos, write comments and more.  Users can choose from a variety of layouts and customize them to their needs. In addition, users have the option to set up a paywall and charge for access to select content.
Selling and Marketing
Our selling and marketing efforts focus primarily on online and offline advertising, and on sales teams and account management teams focused on meeting the needs of our partners that may utilize our products and services to serve their own customers.

We market our solutions and applications to businesses, organizations, professionals and individuals, including entrepreneurs and freelancers, as well as through partners. We are able to attract a high volume of registered users, including those that purchase premium subscriptions, by offering free solutions and services, as well as upgrades and additional features and solutions that are offered under our premium subscriptions.
User Acquisition
We engage in online and offline advertising, with a focus on acquiring new users to our platform, converting these users into purchasing premium subscriptions, and increasing our revenue from them by selling them our business solutions. A majority of our premium subscriptions are generated from traffic to our website, primarily through search engine optimization or direct traffic, meaning visitor traffic that reached our website, Wix.com, via unpaid search results or by typing the URL of our website in their browser. We also acquire a small amount of free traffic through our participation on social networking sites and the banner advertisements we place on our non-paying registered users’ websites. In order to increase our exposure and optimize organic, or free, search engine results, we constantly test our search engine optimization strategy to ensure that our website is relevant to those potential customers seeking web development and design products. Furthermore, we continually evaluate our marketing spending and its effectiveness and invest in those activities that are most likely to maximize our return by generating premium subscriptions which will drive high revenues.
In addition to our online and offline marketing activities to acquire new users, we also acquire new users by engaging with partners that sell our solutions to, or purchase our solutions on behalf of, their customers. We accomplish this outreach with our sales and account management teams as well as through marketing content, online communities and organized events and conferences.
We believe that our branding efforts have accounted for a significant portion of users who come directly to our website, through typing our URL directly into their browsers, or through searching for “Wix” or a term related to the establishment of a digital presence. We believe that these users are also attracted due to referrals from other users, and via word-of-mouth regarding our products and services. Our marketing acquisition strategy benefits from the brand we have built as a leading web development and design platform for businesses, organizations, professionals, and individuals and also benefits from our use of A/B testing on our website, a marketing approach that aims to identify changes to our website which may increase or maximize user interest and acquisition. Our Design Studio team changes the layout of our website from time to time, and engages in A/B testing to determine which layouts and graphics are the most successful in maximizing user acquisition.
In the second half of 2022, we began tests to adjust our marketing approach to focus on higher-intent users. We accelerated this testing throughout the fourth quarter of 2022, and in doing so, we significantly reduced investment in acquisition marketing in that quarter compared to the fourth quarter of 2021, which meaningfully improved return on these investments, while new user cohort bookings remained stable. We believe the driver of this success is the strength of our brand and further believe that our investments in building a global, scaled brand since our inception have made Wix synonymous with relevant general keywords on the internet.

Our marketing expenditures directed to advertising were $224.3 million in 2022, $284.5 million in 2021 and $282.8 million in 2020. Our marketing expenditures are primarily directed toward search engine advertising, advertising on social networks, video advertising and traditional media advertising.
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
User Retention
Once we attract visitors to our website, our preliminary goal is to register them as registered users. Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site. These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our in-person merchandise and at our community events. We constantly seek to generate premium subscriptions from our registered users and to maximize our revenue from such subscriptions by offering them enhanced functionalities through business solutions. Registered users who purchase premium subscriptions gain access to additional features based on the subscription they choose, which may include Wix ad removal, access to additional features in Wix Analytics, domain connectivity, e-commerce and payment solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions. Registered users can choose between monthly, yearly or multi-year premium subscriptions, and, as of December 31, 2022, 85% of our premium subscriptions were for a one-year period or more and 15% were monthly. We seek to increase the number of premium yearly and multi-year subscriptions by offering seasonal promotions and discounts on these subscriptions. We also send emails to our yearly and multi-year premium subscribers, reminding them that their subscriptions are about to renew or that they need to renew them before expiration, as well as coupons and other discounts on products and services to maximize our revenue from such premium subscriptions. We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium applications in our App Market.

We further retain premium subscriptions by developing relationships with subscribing users through our Customer Care team, with which we address our registered users’ technological needs and concerns. Through our Customer Care operations, we also help free registered users purchase premium subscriptions by providing guidance on integration of premium subscription features into existing websites created with our web editors, and we further help our users with premium subscriptions to discover additional business solutions to enhance their subscription and, as a result, their engagement in our platform. We seek to maintain goodwill with all of our registered users, and retain them as registered users, even if they do not choose to subscribe to, renew or enhance their premium subscriptions.
Our Technology and Infrastructure
Our cloud-based platform provides our registered users with a suite of web design, development and workflow management products and applications, as well as hosting for our registered users’ sites. All of these tools are accessible directly through our platform. In order to enhance our suite of products, we also conduct product and quality assurance testing on new and existing technology integrated into our platform.
Wix Cloud
We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our applications, and the websites that our registered users create. We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, and we also have other data centers in Europe. The vast majority of our data is located in our primary data centers in the United States hosted by Amazon Web Services by Amazon.com, Inc. and Google, Inc., as well as by additional providers as required or for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment is stored in servers leased from Equinix, Inc. To date, we have not experienced any material outages or service interruptions. This highly scalable multi-tenant technology infrastructure enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity. As a result, our platform is not affected or slowed down by growth in the number of users whose data is stored in our cloud. Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by international cloud delivery network vendors. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Google and Amazon cloud services as well as additional providers, to back up our users’ data. We apply industry standard data security measures to protect against potential vulnerabilities in our technology.

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
Web Service Creation Environment
We use a powerful software development kit, or SDK, with an API, which allows web solutions, applications and widgets to be seamlessly embedded into the websites designed by our registered users. Web solutions and applications are configured by third-party developers using a self-service system called Wix Developer Center. This technology allows the user to embed third-party applications or widgets, such as ratings, news and books into the user’s website by linking the application or widget’s URL to the user’s website. It also allows third-party service integrations that need to receive website events, such as order management and financial services. Most integrations are done using the Wix App Market, where the user can choose which web solutions or applications they would like to add to their website. The added application or widget may then be opened as a pop-up on the user’s website, which further adds to our editor’s dynamic layout capabilities. Furthermore, SEO used in connection with the user’s website will also attach to the embedded widget or application data, increasing the overall visibility of the user’s digital presence.

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
We currently process all of the payments for use of our paid services using a billing system that enables our registered users to submit information of credit, debit card and other alternative payment methods for payment processing. This system interfaces with a number of different payment gateway providers who then link to payment card processors and/or acquiring banks, based on the registered user’s jurisdiction. With this system, we are not materially dependent on any single gateway provider or payment card processor in any of our main markets.
Our infrastructure includes servers and bandwidth capacity collocated from third parties located in the United States, as well as in Europe, and any other locations as required, including CDNs from Fastly, Google, and Amazon, and cloud storage from Google and Amazon as well as additional providers as required or for specific purposes. We mostly use third-party cloud services to run our research and development activities (such as Amazon, Google, GitHub and BuildKite) and to operate our office applications. Our use of servers in different locations to back up our registered users’ data and to serve our registered users, protects against accidental data loss and reduces disruption to our operations from server outages or physical damage to a server. We aim to maintain industry standard server operations, which will provide our growing registered user base with industry standard reliability to access our products and consistent service provisions.

Research and Development
As of December 31, 2022, we had 2,206 employees and contractors focused on research and development. Our research and development team, which also includes our design team and our quality assurance team, is comprised of individuals with experience in web development, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel. We also engage teams of developers in Beer-Sheva and Haifa, Israel, Lithuania, Germany, the U.S., UK, Poland, Ireland, Brazil, the Netherlands, India, Japan, Australia, Canada, Mexico, and Ukraine to benefit from the significant pool of talent that is more readily available in those markets. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, some of our Ukraine developers have relocated to other countries and some have relocated within Ukraine. Our research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions.
Our research and development spending was $482.9 million in 2022, $424.9 million in 2021 and $320.3 million in 2020. We invest in research and development to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base. Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ and our partners’ needs and often arise out of their suggestions, and improving the performance, resilience, and scalability of our platform. For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades, which then enables us to quickly react to our registered users’ requests. We also engage in A/B testing to measure the effectiveness of our upgrades and new product features.
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

Intellectual Property
Our success depends, among other things, upon our ability to protect our core technology and intellectual property. We rely on a combination of patent, trademark, copyright, industrial design and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements to protect our intellectual property and know-how. We have filed a number of patent applications and continue to file for patents to protect our inventions. We have pending patent applications in the United States as well as in several additional jurisdictions worldwide. We also have pending Patent Cooperation Treaty, or PCT, applications that may lead to additional patent applications. Certain of our applications have been accepted and patents were granted. However, we cannot be certain that all our applications will issue as patents or of the scope of protection any issued patent would provide. We actively monitor innovation within our company so as to properly consider whether to file additional patent applications. In addition, we have registered and filed a number of applications to register our copyrights, however, we do not seek to register the copyrights in all of our copyrightable works. We enter into confidentiality and proprietary rights agreements with our employees, consultants, business partners and other third parties to whom we may disclose confidential information, and we control access to and distribution of our proprietary information.
The Wix brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Wix brand is important to expanding our business. We have obtained trademark registrations in certain jurisdictions for trademarks that we consider material to the marketing of our products, including the WIX® mark and the Wix logo, as well as the EDITOR X® mark. We also have trademark applications pending for additional marks that we use to identify certain product collections used for certain of our products. While we expect to submit additional trademark applications and expect our pending applications to mature into registrations, we cannot be certain that we will obtain such registrations.
We also began registering rights to our typeface font, MADEFOR, available in 10 weights and all the Latin languages in the U.S., EU, UK, and Brazil.
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
The market for providing web-based website design and management software is evolving and highly fragmented today. We believe no provider currently offers a comprehensive, customizable, fully integrated workflow solution to create and manage a professional digital presence comparable to ours. However, some providers currently offer separate products or technologies that overlap with parts of our solution and could try to integrate these with other products to offer a more comprehensive solution in the future. Providers of these point products vary and include:
•DIY template-based and other website design companies that enable website creation such as Squarespace, Weebly (acquired by Block, Inc.), Jimdo and Webflow, Inc.;
•offerings that provide e-commerce software enabling a merchant to sell goods online such as Shopify and BigCommerce;
•software that enables a business to take and manage appointments and/or reservation schedules online, such as Mindbody;
•content management systems that help users build and manage content for a website such as WordPress.org and Drupal; and
•solutions that help businesses market themselves online such as search engine marketing, or SEM, and SEO providers, e-mail marketing solutions and online directory listing services.
Additionally, several large service companies that primarily offer domain registration and hosting services, such as GoDaddy provide the ability for a business owner to build a website using their tools or have one built by their workforce. Moreover, newly emerging technologies that utilize generative AI may also offer services that overlap with certain solutions we offer.
Environmental, Social and Governance (ESG) Practices
As a global brand with meaningful social and economic impact, we recognize that our success can only be built alongside the success of our stakeholders, including, our users, partners, and employees.
Our three core pillars that influence the specific ways in which we are making positive change in our communities and the key issues that we believe are important to our business and stakeholders:

Our Users
We promote and support fair, accessible, social and economic opportunities in the professional services global market. We believe our services, the programs we support, and the partners with whom we work contribute to diminishing systemic and cultural biases, caused by age, gender, race, ethnicity, sexual orientation, religion, and accessibility gaps, worldwide. We invest resources into data privacy and how we can protect our users by, among other things, building key infrastructures and policies to safeguard the data on our platform and the privacy of our users. We are also committed to maintaining the integrity of the transactions performed on our platform.
Our People
We value and celebrate diversity within our community. Our work environment seeks to foster a culture where our employees feel empowered, challenged, and in possession of the tools to thrive at work and in their personal lives. We are continuously learning and looking at ways to continue to create an environment that is an inclusive place of work.
We believe personal and professional growth is imperative to the well-being of our employees. Such growth requires us to provide opportunities to acquire new skills and to develop through exploration, experience and learning. Our company and guild structure is one of the main tools that allows and encourages development. The guild enables knowledge sharing, promotes professional development and provides mentorship.
In addition, we provide learning and development programs and have multiple specialized teams focused on developing great learning and growth platforms for our people worldwide.
As part of our continued emphasis on satisfaction and retention, we have teams dedicated to supporting our employees’ physical and mental health. We offer well-being benefits (that may vary by location) like health insurance, fitness sessions and subsidized psychology sessions.
We actively encourage our people to support their local communities, and we recognize and respect our employees’ passions about engaging with their communities by creating initiatives like the “Wix Playground Academy” (a program hosted by Wix employees that helps young creatives looking to enrich their professional skill sets, interact with industry leaders and network with other designers), “Wix Karma” (a global initiative that gives our employees the opportunity to help others in any way they can), and “Wix Education” (a platform that provides teachers with a dedicated online system built for students, alongside curriculum and resources to teach web creation in the classroom).
Our Company
We recognize the importance of fighting climate change and our responsibility to make sustainable choices. While our environmental efforts are relatively new, we’re developing a long-term plan, and we are starting with the way we built our new headquarters.

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
On October 27, 2022, the European Union published the Digital Services Act (DSA) in its Official Journal. The DSA, which requires governed companies to comply with its provisions beginning in the first quarter of 2024, imposes new content moderation obligations, notice obligations, advertising restrictions and other requirements on digital intermediaries. The regulations create categories of service providers with different obligations and requirements, such as providers of intermediary services, hosting services, and online platforms. The categorization is based on the numbers of registered recipients.
One of the DSA’s requirements was to publish, on February 17, 2023, the “average monthly active recipients of the service in EU, calculated as an average over the period of the past six months” in order for the regulator to identify the category of the service offered by each company and verify compliance.
Based on internal assessment, Wix is defined as an “online platform” and has published the report as required by the DSA. Regulators may challenge the methodology used by Wix to count “registered recipients” and may impose stricter obligations and requirements.
User Data
We hold certain personal information of our registered users, primarily, username, email address and billing details that are provided by our registered users and by our users who have purchased premium subscriptions, and may store certain personal information of the users of our registered users’ websites. We are subject to the data protection and storage laws of the State of Israel, as well as certain industry standards. In addition, we are subject to local data privacy legislation in the areas where we operate, including Europe and the U.S. We operate in accordance with the terms of our privacy policy and terms of use, which describe our practices concerning the use, transmission and disclosure of user data and personal information.

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
Europe
We are subject to the GDPR and to the UK GDPR, which impose a comprehensive and strict data protection compliance regime in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data of UK and EEA residents), including obligations in relation to data breaches, extensive data subject/individual rights, and restrictions on international transfers of personal data, as well as introducing significant fines and other penalties for breach. Additionally, the GDPR and UK GDPR have an extra-territorial effect and regulate the covered data processing activities of businesses regardless of their location or the locations of their servers. We are subject to the GDPR and the UK GDPR as a “controller” of certain information (primarily in relation to our users and our employees) and as a “processor” of certain other information (primarily personal data collected by our registered users themselves through the websites that we host for them). The GDPR imposes obligations on both controllers and, to a lesser extent, processors. Regulatory guidance and enforcement on the extent and application of these obligations is quickly evolving. The company has a dedicated team that seeks to take the necessary measures in order to maintain compliance with the GDPR, UK GDPR and other applicable data protection regulations.
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

Facilities
Our principal facilities are located in Tel Aviv, Israel, and consist of approximately 80,000 square meters (approximately 861,112 square feet) in our new corporate headquarters. The lease for our new headquarters is for an initial period of 10 years commencing on the transfer of possession (which occurred on October 14, 2022), and we have the option to extend the lease period for additional periods of up to 15 years, subject to the conditions of the lease agreement. We began occupancy of the first completed stage of our new offices in October 2022, and we expect to receive possession of the second stage in the second half of 2023. Additionally, we lease properties in Tel Aviv, Israel which consist of approximately 20,685 square meters (approximately 222,651 square feet). We also lease additional office space in Beer-Sheva, Israel totaling approximately 2,541 square meters (approximately 27,351 square feet) and in Haifa Israel totaling approximately 317 square meters (approximately 3,412 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, legal information technology, customer support and administrative activities. Our additional Tel Aviv leases expire on various dates between July 1, 2023 and December 31, 2026.
In the United States, we maintain offices in New York City, San Francisco, and Miami as well as in Los Angeles. In New York, we lease approximately 26,650 square feet under a lease that will expire in August 2029, and we have an option to terminate it early in March 2024. In San Francisco, we lease 34,459 square feet until February 28, 2031. In Miami, we have plans, which are currently on hold, to expand our office in a phased manner to ultimately occupy a total of 44,743 square feet by December 2023 with a lease that expires in April 2031. In Los Angeles, we currently lease approximately 15,500 square feet under a lease that expires on November 30, 2026, with an option to extend the lease.
In Lithuania, we maintain offices in Vilnius, in Germany, we maintain an office in Berlin, in Ireland, we maintain an office in Dublin, in Brazil, we maintain an office in Santana de Parnaiba near the city of Sao Paulo, in Japan, we maintain an office in Tokyo, in Poland, we maintain an office in Krakow. In Ukraine, we maintain offices in Kyiv, Lvov and in Dnipro.
Legal Proceedings
See Item 8. “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.    Organizational Structure
The legal name of our company is Wix.com Ltd., and we are organized under the laws of the State of Israel. We have 22 wholly owned subsidiaries: Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix Online Platform Limited (Ireland), Wix.com Services Mexico S de RL de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Colombia S.A.S. (Colombia), Wix.com Singapore Pte. Ltd. (Singapore), Wix.com Japan K.K. (Japan), Wix What Ltd. (Israel), Wix Procurement Ltd. (Israel), Rise AI e-Commerce Solutions Ltd. (Israel), Done.cx Ltd. (Israel), Wix.com Ukraine Limited Liability Company (Ukraine), Wix.com (UK) Limited (United Kingdom), Wix.com Poland SP. Z O.O. (Poland), Wix.com France SAS (France), Wix.com Australia Pty Ltd. (Australia), Polandix sp. z o.o. (Poland) and Wix.com Netherlands B.V. (Netherlands).
Our subsidiary Wix.com Inc. wholly owns InkFrog, Inc. (Arizona), SpeedeTab, Inc. (Delaware), Modalyst, Inc. (Delaware) and DeviantArt, Inc. (Delaware), which wholly owns Wix Payments Canada Inc. (Canada).
D.    Property, Plants and Equipment
For a discussion of property, plants and equipment, see Item 4.B. “Information on the Company—Business Overview—Facilities.”
Item 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
Item 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Company Overview
We are a leading, global web development platform for millions of creators, delivering our solutions through a Software-as-a-Service (SaaS) model. Our platform empowers users worldwide to create, manage, and grow a fully integrated and dynamic digital presence. We have developed a software-driven solution to web development and management by providing a complete and powerful, cloud-based platform of products and services on which any business, organization or brand can be built and managed online.
Three-Year Financial Plan
During our Analyst and Investor Day in May 2022, we presented a three-year financial plan and long-term financial framework (the “Three-Year Plan”) as well as key growth initiatives. The Three-Year Plan detailed our expectations for achieving profitability targets, specifically generating higher gross margins and increasing free cash flow margins.
Cost-Efficiency Plan
Beginning in late 2021 and in the early months of 2022, as macroeconomic volatility and uncertainty increased, we reduced hiring activity across the Company and re-evaluated some of our products and offerings.

Throughout the first half of 2022, as the macroeconomy worsened with the war in Ukraine and increasing energy prices and inflation, we took several steps designed to achieve the profitability targets we outlined in our Three-Year Plan. In August 2022, we announced a set of comprehensive cost reduction measures that are expected to result in approximately $150 million of annualized cost savings. These cost reductions included right-sizing our workforce and future hiring targets across multiple functions, to realign with the macroeconomic environment, and optimizing additional operating costs that are not revenue generating.
Throughout the remainder of 2022, we continued to focus on our operations across the organization. This ongoing focus along with technological gains led to uncovering additional cost efficiencies. In February 2023, we announced incremental annualized cost savings of $65 million. Key components of these savings included reducing our workforce by approximately 370 employees, or nearly 7% of the total workforce, primarily across our Customer Care team, and savings realized through increased hosting efficiencies and optimizing additional operating costs that are not revenue generating.
Combined with the $150 million annualized cost reduction plan announced in August 2022, we have enacted measures that we expect will generate a total of $215 million of annualized cost savings compared to our Three-Year Plan. Both the cost reduction measures announced in August 2022 and the additional efficiencies announced in February 2023 are not one-time in nature and are expected to continue to be realized on a run-rate basis beyond 2023. Collectively, the cost-efficiency measures announced in August 2022 and February 2023 are referred to as our Cost-Efficiency Plan (the “Cost-Efficiency Plan”).
We believe these measures will allow us to increase our focus on, and invest in, our highest conviction growth opportunities.
In 2022, we continued to benefit from the expansion of our product and service offerings as well as the expansion of our addressable market. Our total revenue in 2022 was $1.39 billion, an increase of 9% over 2021. Our Creative Subscriptions Revenue was $1.04 billion, which represented an increase of 9% from 2021. Our Business Solutions Revenue was $348.2 million in 2022, which represented an increase of 9% from 2021. See “How We Generate Revenues” below. Our Creative Subscriptions Revenue represented 75% of our total revenue in 2022, and our Business Solutions Revenue represented 25% of our total revenue in 2022. Our future growth will depend, in part, on our ability to generate new premium subscriptions, retain existing premium subscriptions, increase the adoption of our business solutions, and increase the revenue we generate from existing and new premium subscriptions. It will also depend, in part, on our ability to manage our infrastructure effectively and adapt to changes to technologies used in our solutions.
In 2023, we expect to continue driving long-term growth by continued investment in our research and development efforts to expand our offering and enhance the user experience.
How We Generate Revenues
Our total revenues are comprised of Creative Subscriptions Revenues and Business Solutions Revenues.

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
Users can also purchase a domain name registration from us, as an ICANN accredited domain registrar, or in our capacity as a domain reseller of third-party registration services, or independently. For those users who purchase a premium package, we typically offer a domain which is provided for free for the first year of subscription of the new domain. The domain can be registered under yearly or multi-year periods. We also offer another premium package under which a user may connect its existing domain to its Wix site.
Yearly and multi-year subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues. We provide incentives to drive yearly and multi-year subscriptions, including a lower average monthly price relative to a monthly subscription. As of December 31, 2022, 85% of our overall premium subscriptions were yearly or multi-year subscriptions and 15% were monthly subscriptions.
To increase Creative Subscriptions Revenue, we focus on growing our registered user base by providing our registered users with a high-quality user experience and more products and solutions so that they become more engaged in our platform, can create and complete the project they desire, and are therefore more inclined to purchase a premium subscription. We provide different pricing plans based on the needs of our users who are looking to purchase a premium subscription. In addition, we also focus on attracting new partners and maintaining our current partners, who use our platform to service their customers, by providing them with products and solutions suitable for their needs, including high quality products and personal account management services.
We further focus on increasing the amount of bookings and revenue per subscription by adding features and functionality to our offerings, for which we can charge higher prices when we choose to do so, and by optimizing packaging and pricing by geographic region.

Business Solutions Revenue
We generate Business Solutions Revenue from the sale of various products and services that we offer to help users manage and grow their business online, on top of the Creative Subscriptions. These products and services include, among others, applications that are developed by us and by third parties, and sold both through our App Market or elsewhere on our platform. Applications include Google Workspace, which is our most frequently sold application. Other components of Business Solutions Revenue include the sale of payments services through Payments by Wix, Paid Ad Campaigns, shipping labels, Wix POS, Wix Logo Maker, DeviantArt, recent acquisitions, and other products.
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
Continued Evolution of our Marketing Strategy
We continuously evaluate our marketing investment strategy. In September 2022, we began reducing our investment in acquisition marketing channels, which meaningfully improved return on these investments, while new user cohort bookings remained stable. Going forward, we expect our investments in acquisition marketing will be lower compared to prior years, and we plan to increase our investments in brand marketing.
A.    Operating Results
The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2022 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.
For a discussion of our results of operations for the year ended December 31, 2020, including a year-to-year comparison between 2021 and 2020, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 1, 2022. See Note 2 of our audited consolidated financial statements included in Item 18 of this annual report for additional details.
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

We also derive our Creative Subscriptions Revenue from selling domain name registrations. Revenues from domain name registrations accounted for approximately 5% of revenues in 2022 and 6% in 2021. We recognize revenues from domain registration sales at a point of time upon collection. We do not offer trial periods for domain name registrations, unless required by applicable laws.
Business Solutions Revenue
We generate Business Solutions Revenue from the sale of various products and services that we offer to help users manage and grow their business online. These products and services include, among others, applications, both sold through our App Market or elsewhere on our platform, Payments by Wix, and Wix Logo Maker.
Slightly less than half of Business Solutions Revenue in 2022 was generated through the sale of applications. Google Workspace, which we sell as an integrated solution and which allows our users to create a personalized Gmail email address using their domain name, comprised the majority of application sales in 2022. Google Workspace subscriptions are sold on a monthly or yearly basis, and we recognize revenue ratably over the subscription period.
Applications revenue is also generated by applications sold through our App Market by third-party developers for which we receive a portion of the sales price paid by our registered users. For applications developed by third-party application developers, other than Google, we account for revenues on a net basis by recognizing only the commission we retain from each sale. We do not reflect in our financial statements the portion of the gross amount billed to registered users for applications that we remit to third-party application developers.
We also generate applications revenue from the sale of self-developed applications, such as Wix Logo Maker, and this revenue is recognized at a point in time upon collection.
Our Business Solutions Revenue in 2022 also includes revenue that was generated by Payments by Wix. Revenue from processing payments is recognized at the time of the transaction and fees are determined based in part on a percentage of the gross dollar amount of the transaction processed plus a fixed per transaction fee, where applicable. In cases in which Wix Payments is used as the payment provider, we generate revenue through transaction fees that we charge based in part on a percentage of Gross Payment Volume ("GPV"). In cases where a third-party provider is used as a payment method, we may generate revenues from share arrangements which we have in place with such providers based on the GPV. We recognize transaction fees and revenue share as revenue upon collection, the majority of which we recognize on a gross basis.

Geographic Breakdown of Revenues
The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2022	2021
North America	59%	58%
Europe	25	26
Latin America	4	4
Asia and Others	12	12
Total	100%	100%

The percentage of revenue that is derived from each geographic region is partly based on the amount of marketing investment we choose to make in specific countries. Revenue generated by geographic region are also influenced by fluctuations in foreign currency exchange rates. Adoption of our solutions and services in geographic regions outside of North America is driven by our ability to offer our platform in local languages and offer local billing solutions. When introducing our products to new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities. We currently offer our platform in 22 languages: English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Hindi, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Ukrainian, Thai, Vietnamese, and Indonesian, and we plan to add more languages in the future. In an effort to localize our platforms, we have identified the need for local support.
Costs and Expenses
Cost of Creative Subscriptions Revenue
Cost of Creative Subscriptions Revenue consists primarily of the allocation of costs associated with the provision of website creation and services, namely, bandwidth and hosting costs for our platform, and related Customer Care and call center costs along with domain name registration costs. Cost of Creative Subscriptions Revenue also consists of personnel and the related overhead costs, including share-based compensation. Our Cost of Creative Subscription revenue increased during 2022 due to an increase in the number of registered users and premium subscriptions, which requires additional hosting and bandwidth, and increased sales of domain registrations. We expect our cost of Creative Subscriptions Revenue to increase due to the increase in the number of registered users and premium subscriptions as well as increased sales of domain registrations - though at slower rates than in the last two years as we have reduced the headcount of our Customer Care organization.

Cost of Business Solutions Revenue
Cost of Business Solutions Revenue consists primarily of the allocation of bandwidth, hosting and support costs associated with the provision of the components that comprise Business Solutions Revenue. Cost of Business Solutions Revenue also consists of revenue share payments according to our agreements with third-party providers, including Google for the Google Workspace application. It also includes costs that we incur when transactions are processed through Payments by Wix, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees and additional services. We expect our cost of Business Solutions Revenue to increase as more users purchase these products and services and as a larger volume of payments are transacted through Payments by Wix.
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
Selling and Marketing
Our primary operating expense is selling and marketing. A significant component of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements. We intend to continue our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. In addition, we direct a significant portion of our marketing expenses towards branding activities and more traditional advertising. Other selling and marketing expenses also consist primarily of marketing personnel, including personnel who engage with our partners, and the related overhead costs, including share-based compensation for personnel engaged in sales, marketing, advertising and promotional activities. Our marketing expenses also include billing costs in connection with the processing fee of our bookings. We expect our selling and marketing expenses to decrease on an absolute basis due to reductions in headcount and the planned reallocation of user acquisition costs from higher amounts of acquisition marketing into lower expenditure brand marketing initiatives due to the strength of our brand.

General and Administrative
General and administrative expenses primarily consist of personnel and overhead related costs, including share-based compensation, for our executive, finance, human resources and administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees, and other corporate expenses, as well as chargeback expenses related to Payments by Wix. We expect our general and administrative expenses to increase on an absolute basis as we penetrate our existing markets, hire additional personnel and incur additional costs related to the growth of our business. We also incur costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC and NASDAQ, and director and officer liability insurance.
Financial Income (Expenses), Net
Financial income (expenses), net consists primarily of increases in the valuation of our holdings in public and private companies. Financial income (expenses) also includes costs related to derivative instruments we enter into for foreign exchange transactions to hedge a portion of our payments in NIS and revenue transactions denominated in Euros, British pounds and other currencies, as well as income and expenses related to the change in the fair value of such derivative instruments. In addition, financial income (expenses), net includes the fluctuation in value due to foreign exchange differences between our monetary assets and liabilities denominated in NIS and other non-USD currencies.
Taxes on Income
Taxes on income consist mainly of deferred tax liability relating to appreciation of valuation related to our holdings in public and private companies. Taxes on income also includes taxes we pay or accrue due to our international activity. At the end of 2022, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $88.5 million. After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. Accordingly, if we generate taxable income in Israel, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which has been 23% since 2018. Through 2021, the Company was entitled to tax benefits pursuant to the current Beneficiary Enterprise program. In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter. We expect to be eligible for tax benefits as a Preferred Technological Enterprise. For more information regarding the tax benefits available to us, see Item 10.E. “Additional Information—Taxation.” Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate.

Comparison of Period to Period Results of Operations
The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2022		2021
	amount	% of Revenues	amount	% of Revenues
	(In USD thousands)

Revenues
Creative Subscriptions	1,039,479	74.9%	950,299	74.8%
Business Solutions	348,187	25.1%	319,358	25.2%
Total	1,387,666	100.0%	1,269,657	100.0%
Cost of revenues
Creative Subscriptions	251,587	18.1%	232,619	18.3%
Business Solutions	274,640	19.8%	255,960	20.2%
Total	526,227	37.9%	488,579	38.5%

Gross profit	861,439	62.1%	781,078	61.5%
Operating expenses:
Research and development	482,861	34.8%	424,937	33.5%
Selling and marketing	492,886	35.5%	512,027	40.3%
General and administrative	171,045	12.3%	169,648	13.4%
Total operating expenses	1,146,792	82.6%	1,106,612	87.2%
Operating loss	(285,353)	(20.6)%	(325,534)	(25.6)%
Financial income (expense), net	(183,513)	(13.2)%	271,943	21.4%
Other income	1,023	0.1%	584	—%
Loss before taxes on income	(467,843)	(33.7)%	(53,007)	(4.2)%
Taxes on income	(42,980)	(3.1)%	64,202	5.1%
Net loss	(424,863)	(30.6)%	(117,209)	(9.2)%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue and Bookings
Revenue increased by $118 million, or 9%, from $1.27 billion in 2021 to $1.39 billion in 2022. The substantial majority of this increase was driven by the growth in Creative Subscriptions ARR, which was driven by the growth in the number of premium subscriptions from 5.972 million as of December 31, 2021 to 6.068 million as of December 31, 2022. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the efficiency in our marketing activity. Our Creative Subscriptions Revenue was $1.04 billion in 2022, which represented an increase of 9% from 2021. Our Business Solutions Revenue was $348.2 million in 2022, which represented an increase of 9% from 2021.
Bookings increased by $53.3 million, from $1.42 billion in 2021 to $1.47 billion in 2022. The substantial majority of this increase was driven by the growth in the number of premium subscriptions as well as the amount of bookings we generated per premium subscription, as well as the growth in unbilled contractual obligations. Our Creative Subscriptions Bookings were $1.12 billion in 2022, which represented a 3% increase from 2021. Our Business Solutions Bookings were $350.7 million in 2022, which represented 6% growth over 2021.
Costs and Expenses
Cost of Creative Subscriptions Revenue
Cost of Creative Subscriptions Revenue increased by $19.0 million, or 8%, from $232.6 million in 2021 to $251.6 million in 2022. This increase was primarily attributable to an increase of $10.0 million in payroll expenses, consisting of $7.5 million due to higher average headcount throughout 2022, and $2.5 million in increased share-based compensation expense. This increase was also attributable to an increase of $2.6 million in bandwidth and hosting costs, an increase of $0.8 million in domain name costs, and an increase of $4.1 million related to allocated overhead expenses and other costs due to expanded activities.
Cost of Business Solutions Revenue
Cost of Business Solutions Revenue increased by $18.7 million, or 7%, from $256.0 million in 2021 to $274.6 million in 2022. This increase was primarily attributable to an increase of $13.8 million in direct product related costs, and an increase of $2.4 million in payroll expenses due to higher average headcount during the year. This increase was also attributable to an increase of $1.1 million in bandwidth and hosting costs, an increase of $1.4 million related to allocated overhead expenses and other costs due to expanded activities, and an increase of $0.9 million in expenses related to the amortization of intangible assets.

Research and Development
Research and development expenses increased by $57.9 million, or 14%, from $424.9 million in 2021 to $482.9 million in 2022. This increase was primarily attributable to an increase of $47.0 million in payroll, subcontractors and consultant fees, consisting of $28.5 million due to higher average headcount to support our development plans and $18.5 million in increased share-based compensation expense. The rate at which our research and development expenses grew in 2022 was less than the prior year as our headcount fell throughout 2022 after increasing in 2021. Research and development expenses were also affected by an increase of $13.3 million related to allocated overhead expenses and other development costs due to expanded activities, partially offset by a decrease of $2.4 million related to acquisition-related expenses.
Selling and Marketing
Selling and marketing expenses decreased by $19.1 million, or 4%, from $512.0 million in 2021 to $492.9 million in 2022. The decrease was attributable to a decrease of $60.3 million in user acquisition costs and other marketing activities, from $284.5 million in 2021 to $224.3 million in 2022, due to lower levels of demand and the shift in our acquisition marketing strategy. The decrease was partially offset by an increase in payroll expenses, consisting of an increase of $20.7 million due to higher average headcount and an increase of $4.9 million in share-based compensation expense, and was further offset by an increase of $3.9 million in processing costs paid to our payments processors, an increase of $11.1 million related to allocated overhead expenses, and an increase of $0.3 million related to amortization and acquisition-related expenses.
General and Administrative
General and administrative (“G&A”) expenses increased by $1.4 million, or 1%, from $169.6 million in 2021 to $171.0 million in 2022. This increase was primarily attributable to an increase of $2.9 million related to allocated overhead expenses and acquisition-related expenses. The increase was partially offset by a decrease in payroll expenses of $0.6 million, consisting of a $10.3 million decrease in share-based compensation expenses, partially offset by an increase of $9.7 million due to higher average headcount. The increase in G&A expenses was also partially offset by $0.9 million in other G&A expenses.
Financial Income (Expenses), Net
Financial income, net in 2022 decreased by $455.5 million from financial income, net of $271.9 million in 2021 to financial expenses, net of $183.5 million in 2022. Financial expenses in 2022 primarily related to a $200.3 million decrease in the value of our holdings in a publicly held company, partially offset by financial income of $19.4 million from deposit interest and $9.7 million related to hedging activity. In addition, we recorded financial expenses of $5.2 million of convertible loan amortization and $7.1 million due to exchange rate differences and bank charges.

Taxes on Income
Taxes on income decreased by $107.2 million from $64.2 million in 2021 to a tax benefit of $43.0 million in 2022. The decrease in taxes on income in 2022 compared to 2021 is primarily attributable to the $200.3 million decrease in the value of our holdings in a publicly held company, that resulted in a tax benefit of $46.1 million, compared to income taxes of $57.3 million that we recorded in 2021 related to the increase in value of our holdings in a publicly held company. In addition, we recorded a $3.8 million tax benefit related to our general activity. The decrease was partially offset by an increase of $8.0 million related to income tax expenses in other regions.
Key Financial and Operating Metrics
We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions.
Bookings
Bookings is calculated by adding the change in deferred revenues and the change in unbilled contractual obligations we secure from partners for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by registered users as well as cash we collect for Payments by Wix and additional products and services. Unbilled contractual obligations are commitments of third parties to make certain payments, which are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. We believe that bookings is a leading indicator of our revenue growth and the growth of our overall business. Bookings is a non-GAAP financial measure.

The following tables reconcile bookings to revenue, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year Ended
	December 31,
Reconciliation of Revenues to bookings:	2022	2021
	(in USD thousands)
Revenues	$1,387,666	$1,269,657
Change in deferred revenues	55,387	82,361
Change in unbilled contractual obligations	29,066	66,805
Bookings	$1,472,119	$1,418,823

	Year Ended
	December 31,
Reconciliation of Creative Subscriptions Revenue to bookings:	2022	2021
	(in USD thousands)
Creative Subscriptions Revenues	$1,039,479	$950,299
Change in deferred revenues	52,866	70,775
Change in unbilled contractual obligations	29,066	66,805
Creative Subscriptions Bookings	$1,121,411	$1,087,879

	Year Ended
	December 31,
Reconciliation of Business Solutions Revenue to Bookings:	2022	2021
	(in USD thousands)
Business Solutions Revenues	$348,187	$319,358
Change in deferred revenues	2,521	11,586
Business Solutions Bookings	$350,708	$330,944

Annualized Recurring Revenue
Creative Subscriptions Annualized Recurring Revenue (ARR) is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations (ii) the average revenue per month from domain registrations in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements. We believe that ARR is a leading indicator of our anticipated Creative Subscription revenues as it captures both the growth we generate from the number of premium subscriptions as well as the amount of revenue we generate per premium subscription. Our Creative Subscriptions ARR increased to $1.081 billion in 2022 compared to $1.01 billion in 2021, an increase of 7%, driven by an increase in premium subscriptions and an increase in the revenue per premium subscription.

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
The following tables reconcile free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year Ended December 31,
	2022	2021
	(in USD thousands)
Reconciliation of net cash provided by operating activities to free cash flow:
Net cash provided by operating activities	$37,152	$65,685
Capital expenditures	(70,664)	(37,700)
Free cash flow	$(33,512)	$27,985
Number of registered users at period end
We define this metric as the total number of users, who are registered with Wix.com with a unique e-mail address and begin the process of building a website on Wix.com at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website. We view the number of registered users at the end of a given period as the strength of our pipeline that can generate premium subscriptions over time and enable us to increase our revenues. Total registered users were 243.4 million at the end of 2022 compared to 221.8 million at the end of 2021, an increase of 10%. These numbers exclude users who use and/or purchase stand-alone products such as Wix Logo Maker and users of DeviantArt or other subsidiaries, until they begin the process of building a website with Wix.

Number of premium subscriptions at period end
We define this metric as the total monthly, yearly and multi-year premium subscriptions as of the end of the period. A premium subscription can be purchased by a user or by one of our partners for their own use or on behalf of a user. A single registered user can purchase multiple premium subscriptions. Because we derive the majority of our revenues and bookings from premium subscriptions, we believe that this is a key metric in understanding our growth. The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions. Premium subscriptions terminate due to an active decision by a user not to renew their subscription, due to the failure of a user to update his or her credit card information upon expiration or termination, or any other failure to renew the subscription. Our renewal rates demonstrate our strong value proposition to our premium subscriptions. We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users. We believe that the performance of our Creative Subscriptions segment, which is mostly comprised of revenues generated from the sale and retention of premium subscriptions, is best reflected using the ARR metric that combines both the effect of our premium subscription growth and the growth of our revenues per subscription. Total premium subscriptions were 6.068 million as of December 31, 2022 compared to 5.972 million as of December 31, 2021, an increase of 2%.
B.    Liquidity and Capital Resources
We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations. In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million, and in June and July of 2018, we sold $442.75 million aggregate principal amount of our Convertible Notes due 2023, and in August of 2020, we sold $575.0 million aggregate principal amount of our Convertible Notes due 2025.
As of December 31, 2022, we had $244.7 million of cash and cash equivalents and $526.3 million in short-term deposits with a maturity date of less than one year. In addition, we had $13.7 million as restricted deposits that consisted of restricted bank deposits for our leases and also deposits to secure our online merchant activity with one of our billing processors, and we had $487.4 million in short- and long-term investments in marketable securities.
A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability. Deferred revenues consist primarily of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales, and business solutions. We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues, together with our other sources of liquidity. As of December 31, 2022, we had negative working capital of $43.3 million, which included $529.2 million of short-term deferred revenues, $361.6 million of current portion of convertible notes, recorded as a current liability, and $70.6 million of long-term deferred revenues. These deferred revenues remain unrecognized generally for one to 36 months for premium subscriptions and one to 12 months for Wix applications sales, third-party applications sales, domains and Google Workspace sales, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash equivalents, short-term deposits and marketable securities, and cash from operations will be sufficient to fund our operations and meet our requirements for at least the next 12 months and for the foreseeable future. For more information regarding our 3-Year Plan, see Item 5. “Operating and Financial Review and Process—Company Overview—Three-Year Financial Plan”.
Our capital expenditures for fiscal years 2022, 2021 and 2020 amounted to $70.7 million, $37.7 million and $18.9M, respectively. We expect to spend between approximately $58 million to $64 million in 2023 for capital expenditures, primarily related to our new headquarters office space. The capital expenditures include between $50 million to $55 million for our new headquarters office space. In 2023 and 2025, respectively, our Convertible Notes will mature, and, depending on the price of our ordinary shares, we may need to pay the principal amount in cash. Based on the Company’s current share price, we expect that we will be required to pay in cash the $362.7 million in principal amount of our 2023 Convertible Notes, which are due to mature in June and July 2023. As of December 31, 2022, we had $362.7 million in principal amount of our 2023 Convertible Notes outstanding and $575 million aggregate principal amount of our 2025 Convertible Notes outstanding. For information regarding our convertible notes, including their maturity profile and interest rate structure, see Note 10 of our audited consolidated financial statements included in Item 18 of this annual report.
As of December 31, 2022 our future capital and working capital requirements will depend on many factors, including our rate of revenue growth and the timing and extent of our spending on selling and marketing activities and research and development efforts. We may also be required to pay taxes for capital gains from our holding in a publicly company. Upon its maturity in 2023, we expect to repay the outstanding principal portion of our 2023 Convertible Notes with cash on our balance sheet. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash equivalents, short-term deposits and marketable securities, and cash from operations and net proceeds from the IPO or the Convertible Notes are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all.
As of December 31, 2022, we had a lease commitment of approximately $116 million over the course of 21 years related to our new headquarters offices in Tel Aviv. We began occupying our headquarters on October 15, 2022 and expect to occupy the remaining currently unconstructed areas of the headquarters in the second half of 2023. The initial term of the lease agreement is 10 years commencing on the transfer of possession with an option to extend the lease for additional periods of up to 15 years, subject to the conditions of the lease agreement. See the description of the lease agreement in Note 11 of the audited financial statements included in Item 18 of this Annual Report on Form 20-F.
We believe our levels of working capital are sufficient for our present requirements.

Cash Flows
The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2022	2021	2020
	(in USD thousands)
Net cash provided by operating activities	37,152	65,685	148,049
Net cash provided by (used in) investing activities	(54,658)	376,869	(800,230)
Net cash provided by (used in) financing activities	(189,163)	(160,057)	552,936

Cash Provided by Operating Activities
Net cash provided by operating activities decreased by $28.5 million in 2022 compared to 2021, primarily resulting from increases in our operating expenses. Our primary source of cash from operating activities has been cash collections from our premium subscriptions. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services. We expect cash inflows from operating activities to be affected by increases in sales and the timing of bookings. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.
For the year ended December 31, 2022, operating activities provided $37.2 million in cash, primarily resulting from increases of $55.4 million in short- and long-term deferred revenue balances due to an increase in bookings from our premium subscriptions and $465.3 million as an adjustment of non-cash charges, primarily related to share-based compensation expenses, a decrease in the value of our investment in a publicly held company, depreciation and amortization, partially offset by our net loss of $424.9 million and changes of $58.6 million in accrued expenses, prepaid expenses and other current liabilities.
For the year ended December 31, 2021, operating activities provided $65.7 million in cash, primarily resulting from increases of $82.4 million in short- and long-term deferred revenue balances due to an increase in bookings from our premium subscriptions and $245.5 million as an adjustment of non-cash charges, primarily related to share-based compensation expenses, depreciation and amortization, partially offset by non-cash appreciation of our investments in public and privately held companies of $166.3 million, our net loss of $117.2 million and an increase of $21.3 million in accrued expenses, prepaid expenses and other current liabilities, including the adjustment to our new implementation of ASC 842.
Cash Provided by(Used in) Investing Activities
Cash provided by (used in) investing activities was $(54.7) million, $376.9 million and $(800.2) million in 2022, 2021 and 2020, respectively. Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for investment in privately held companies. In addition, during 2022, the Company invested in marketable securities and generated proceeds from selling a portion of our holdings in a publicly held company.

Cash Provided by(Used in) Financing Activities
Cash provided by (used in) financing activities was $(189.2) million, $(160.1) million and $552.9 million in 2022, 2021 and 2020, respectively. Financing activities in 2022 consisted primarily of the purchase of treasury stock of $231.9 million, partially offset by proceeds from the exercise of share options and Employee Stock Purchase Plan (“ESPP”) shares of $42.7 million.
We do not believe there are any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, payments from customers, loans or advances.

C.    Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel, with additional employees and contractors engaged in research and development activities in Lithuania, the United States, Poland, India, Japan, Mexico, Canada, Australia, Ukraine, and Germany. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, some of our Ukrainian team members have relocated to other countries and some have relocated within Ukraine. Our research and development department is comprised of 2,206 employees and contractors. In 2022, research and development costs accounted for approximately 34.8% of our total revenues.
We employ a strategy of seeking patent protection for some of our technologies. We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide to protect our inventions as well as PCT applications that may result in additional national applications. As of December 31, 2022, we have (together with our subsidiaries) a total of 194 issued patents (68 in the United States and 126 in other jurisdictions) and 189 pending patent applications (45 in the United States and 144 filed under PCT or in additional regions). We also have seven issued design patents and 12 pending design patent applications. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see Item 4.B. “Information on the Company—Business Overview—Research and Development.”

The Israel Innovation Authority
The government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, or IIA, pursuant to and subject to the provisions of the Encouragement of Industrial Research and Development Law, 1984 and the regulations promulgated thereunder (“R&D Law”). One of the IIA’s incentive programs is the Generic R&D Incentive Program for Large Companies, which allows large companies, such as us, to focus on long-term creation of new knowledge and technological infrastructure, used for the development or production of future innovative products. The incentive program is granted to large Israeli companies that employ at least 200 employees in R&D or with a R&D budget in Israel of at least $20 million. In addition, the company’s average yearly sales (including subsidiaries) must exceed $70 million in the year preceding the application date; or its parent company’s total revenue (with a direct or indirect holding of at least 80%) must exceed $2.5 billion in the year preceding the application dates. The grants under this incentive program are 55% of the approved R&D expenditures for long-term R&D plans or for an R&D project executed in cooperation with another Israeli company. A company receiving the support will not be required to pay royalties to the IIA.
The Company did not receive grants from the IIA under the Generic R&D Incentive Program for Large Companies during 2022.
The Investment and Development Authority for Economic and Industrial Development
The Investment and Development Authority for Economic and Industrial Development, or the Investment Authority, works to help and encourage employers to absorb new employees through different employment incentive programs. One of these programs is intended to incentivize employers in national priority areas to create high wage manufacturing and computing jobs. The grants are subject to meeting certain conditions, among others, that: (1) the company must be engaged in certain economic sectors; (2) the company's overall sales turnover in the two years preceding the application date must exceed NIS 15 million, which is approximately $4.6 million; (3) the company must hire at least 15 new employees during the program period; (4) the average monthly wage must be between one to two and a half times the median market wage to be paid during the periods as provided in each high wage employment program; and (5) 60% of the new employees engaged under the program must reside in Jerusalem and/or in national priority areas. We are not required to pay royalties to the Investment Authority.
We applied for grants from the Investment Authority in three high wage employment programs and may apply for additional grants in the future.
During 2022, we received grants from the Investment Authority for one program in the total amount of $0.37 million.

D.    Trend Information
Other than as disclosed elsewhere in this annual report, including in Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects,” we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2022, that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
Creative Subscriptions
Revenues from premium subscriptions are recognized on a straight-line basis over the contract period. We offer a 14-day money back guaranty ("Guaranty Period") on new premium subscriptions. We consider such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.
Revenues related to the purchase and registration of domain names are recognized at a point in time upon the purchase and registration of the domain name, since that is when we transfer control and satisfy the performance obligation.
Business Solutions
Revenues related to subscriptions and software applications developed by us, are primarily recognized on a straight-line basis over the contract period.
Revenues related to Wix Payments earned from processing payments are recognized at the time of the transaction, and fees are determined based in part on a percentage of the GPV processed plus a per transaction fee, where applicable.
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

Principal versus Agent Considerations
We follow the guidance provided in ASC 606 for determining whether we are a principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. We determine whether the nature of our promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). This determination is reviewed for each specified good or service promised to the customer and may involve significant judgment. We sell our products and services directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products and services provided by others. Revenues associated with sales through our network of resellers, and certain revenues earned from domain names, third-party offerings, including Google Workspace, and Wix Payments, are recorded on a gross basis, as we have determined that we control the promised product or service before it is transferred to the end customers, we are primarily responsible for the fulfillment, and we have discretion in establishing prices. Revenues related to third-party software applications and solutions are recognized on a net basis when we do not control the product or service before transferring to the customers.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
The following table sets forth the name, age and position of each of our executive officers and directors as of March 30, 2023:

Name	Age	Position
Executive Officers
Avishai Abrahami	51	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Lior Shemesh	53	Chief Financial Officer
Nir Zohar	45	President and Chief Operating Officer
Omer Shai	45	Chief Marketing Officer
Yaniv Even-Haim	48	Chief Technology Officer
Shelly Meyer	57	Chief People Officer
Directors
Mark Tluszcz (4)	56	Chairman of the Board
Deirdre Bigley (1)(2)(3)(4)	58	Director
Allon Bloch (4)	53	Director
Francesco de Mojana (1)(4)	53	Director
Diane Greene (4)	67	Director
Ron Gutler (1)(2)(3)(4)(5)	65	Director
Gavin Patterson (2) (4)	55	Director
Ferran Soriano (4)	55	Director
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
Shelly Meyer is our Chief People Officer and has been in the role since 2020. Mrs. Meyer has been with our company since 2010 and previously served as our VP Human Resources. Mrs. Meyer brings over 20 years of HR experience and has been instrumental in shaping the work force of several prominent U.S. and Israeli tech companies. Since joining in 2010, Mrs. Meyer has been the driving force behind Wix successfully maintaining a highly professional and close-knit team. Prior to joining Wix, Mrs. Meyer served as the Head of Human Resources and Managing Director for Applied Materials Israel. Mrs. Meyer also previously served as Director of Human Resources at Marvell Semiconductor in California, where Mrs. Meyer built and managed the European and Israeli Human Resources organization. Prior to that, Mrs. Meyer served as VP Human Resources for BackWeb Technologies in San Jose, CA, a company that offered data, content and applications solutions, as well as the VP Human Resources for Rad-Bynet Group, a data communications solutions business.
Directors
Mark Tluszcz has served as the Chair of our board of directors since February 2016 and as a member of our board of directors since June 2010. Mr. Tluszcz has been the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000. Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and was selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg. Mr. Tluszcz currently serves on the board of directors of JobToday S.A., K Health, Inc., TBOL Limited, Red Points Solutions, S.L. and Gong! Inc. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College in St. Petersburg, Florida.
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

Allon Bloch has served as a member of our board of directors since July 2016, and as a member of our audit committee from November 2018 until March 2023.  Mr. Bloch also served as a member of our board of directors from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010.  Mr. Bloch is Co-Founder and CEO of K Health Inc., a digital health company and of its affiliate Hydrogen Health. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a company he co-founded which is a leading online U.S. car retailer. From October 2010 through June 2014, Mr. Bloch was Chief Executive Officer of Dolphin Software Ltd., which does business as “mySupermarket,” a private online grocery shopping company. Also, during the period of July 2012 to January 2015, Mr. Bloch served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel.  In this capacity, Mr. Bloch invested in several successful outcomes including CyberArk Software Ltd. (Nasdaq: CYBR). Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company. Mr. Bloch holds a B.Sc. in Biology from Tel-Aviv University and an M.B.A. from Columbia University.
Francesco De Mojana, has served as a member of our board of directors and as a member of our audit committee since March 8, 2023. Mr. De Mojana currently serves as the Founder and CEO of Buono Ventures, an Italian-based investing firm focused on investing in growing private brands and companies in Italy and Spain, a position he has held since January 2019. Previously, Mr. De Mojana was a partner at Permira, a global investment firm, from January 2004 until December 2018, where he was involved in a number of investments in the consumer and digital consumer space. From 2002 until 2004, he was the Co-Founder and COO of a software knowledge management solution company later sold to Telefonica Group, and from 1997 until 2000, he was at McKinsey & Company in London and Milano. He is currently a member of the board of directors of several private companies. Mr. De Mojana holds a B.A. in International Economics from Universita Bocconi in Milan, and an MBA from Columbia University Business School in New York.

Diane B. Greene has served as a member of our board of directors since February 2020. She currently serves as the Chair of the Massachusetts Institute of Technology, where she is a lifetime member of the corporation. She has served on the board of Stripe since December 2018 and is the Chair of the compensation committee. She has also served on the board of A.P. Møller – Mærsk A/S (Nasdaq Copenhagen: MAERSK) a Dutch holding company, since March 2020. She served on the board of SAP SE, a German multinational software company (FWB: SAP), from 2018 to December 2020. She served as a member of Alphabet, Inc.’s board of directors from January 2012 to June 2019, and its audit committee from 2012 to 2016, and served as a Senior Vice President for Google, and Chief Executive Officer for Google Cloud, from December 2015 to January 2019. Ms. Greene was previously a director of Intuit Inc., a provider of business and financial management solutions, from August 2006 to January 2018, where she served on its audit committee and compensation committee and chaired its nominating and corporate governance committee. She co-founded VMware, Inc., a virtualization software company, in 1998, that became a public company in 2007. Ms. Greene served on VMWare’s board of directors from 1998 through 2008, as Chief Executive Officer and President from 1998 to 2008, and as an Executive Vice President of EMC Corporation, a provider of information infrastructure and virtual infrastructure technologies, solutions and services, from 2005 to 2008. Ms. Greene previously held technical leadership positions at Silicon Graphics Inc., a provider of technical computing, storage and data center solutions, Tandem Computers, Inc., a manufacturer of computer systems, and Sybase Inc., an enterprise software and services company, and was co-founder and Chief Executive Officer of VXtreme, Inc., a developer of streaming media solutions. Ms. Greene is also a member of the National Academy of Engineering. She holds an M.S. in computer science from the University of California, Berkeley, an M.S. in naval architecture from the Massachusetts Institute of Technology, and a B.A. in mechanical engineering and an honorary doctorate from the University of Vermont.
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

Gavin Patterson has served as a member of our board of directors and as a member of our compensation committee since March 8, 2023. Mr. Patterson served as the President and Chief Revenue Officer of Salesforce.com, Inc. (NYSE: CRM) from August 2020 to January 2023 and in various other management positions at Salesforce from August 2019. Previously, he served as Chief Executive of BT Group plc (LSE: BT.A) from September 2013 to January 2019 and served on the board from May 2013 to January 2019. He is Chair of Business in the Community, a non-profit in the United Kingdom, serves on the Governing Council of The London School of Economics and sits on the boards of several private companies, including Elixirr Consulting (LSE: ELIX), an AIM listed business consulting firm; Mobileum, a supplier of software and services to telecommunications companies, and Fractal Analytics, a provider of artificial intelligence and advanced analytics. He holds a M.Eng. in Chemical Engineering from Cambridge University.
Ferran Soriano has served as a member of our Board since November 2020. Mr. Soriano currently serves as the CEO of City Football Group (CFG), a position he has held since September 2012. Under his leadership, CFG has become a global platform for entertainment and football, redefining club ownership. City Football Group is the world’s leading private owner and operator of football clubs, with total or partial ownership of ten clubs in major cities across the world. Previously, Mr. Soriano was Vice Chairman and CEO of FC Barcelona from 2003 to 2008 where he is credited with playing a major role in the successful transformation of the club on and off the pitch. Mr. Soriano also served as Chairman of Spanair from 2009 to 2012 and previously spent 10 years as a partner and co-founder of Cluster Consulting (a/k/a DiamondCluster, Nasdaq: DTPI), a strategy consulting firm. Earlier in his career, Mr. Soriano served in various management positions at consumer goods company Reckitt-Benckiser. Mr. Soriano holds a Bachelor's degree in management and a MBA from ESADE (Barcelona), Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium).
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
B.    Compensation
Compensation of Directors and Executive Officers
The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $45.8 million for the year ended December 31, 2022. This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The aggregate share-based compensation for the year ended December 31, 2022 recorded in our financial statements in respect of grants of options and restricted stock units (“RSUs”), as well as participation in our ESPP, for our directors and executive officers as a group is comprised of (i) options to purchase 2,090,929 ordinary shares with exercise prices ranging from $60.40 to $353.09 per share, and (ii) 391,695 RSUs. The expiration date of such options is 10 years after their date of grant.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated office holders in 2022, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022.
Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2022 of $276,000 in salary expenses and $114,000 in social benefit costs.
Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2022 of $253,000 in salary expenses and $72,000 in social benefit costs.
Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2022 of $237,000 in salary expenses and $85,000 in social benefit costs.
Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2022 of $288,000 in salary expenses and $29,000 in social benefit costs.
Mr. Yaniv Even-Haim, Chief Technology Officer. Compensation expenses recorded in 2022 of $250,000 in salary expenses and $70,000 in social benefit costs.
The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the Company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
From time to time, we grant options, performance stock units (“PSUs”), RSUs and other awards under our share incentive plans (described below) to our executive officers and directors. See Item 6.C. “Directors, Senior Management and Employees—Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2022, we granted our directors and executive officers options to purchase an aggregate of 253,589 ordinary shares and 89,070 RSUs under our share incentive plans. The exercise prices of these options ranged from $86.12 to $135.53, with an expiration date of 10 years from the date of grant or 90 days after the termination of the engagement with the Company, whichever is earlier. During 2022, director equity grants were subject to a vesting schedule over a one-year period for newly appointed and serving directors. Executive equity grants are subject to a vesting schedule over a four-year period, with the 2022 options granted to our Chief Executive Officer and our President and Chief Operating Officer being subject to predetermined Company performance criteria set by the Company’s compensation committee and board of directors. We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2022 for the above 2022 options granted to Avishai Abrahami and Nir Zohar, and for 2022 option and RSU grants to Lior Shemesh, Omer Shai and Yaniv Even-Haim, of $1,776,302, $1,243,408, $893,519, $956,272, and $775,639, respectively.
The relevant amounts underlying the equity awards granted to our officers during 2022, will continue to be expensed in our financial statements over a four-year period during the years 2023-2026 on account of the 2022 grants in similar annualized amounts, apart from performance-based equity which is expensed on an accelerated basis. Assumptions and key variables used in the calculation of such amounts are described in Note 13 of our audited consolidated financial statements included in Item 18 of this annual report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy, which includes maximum equity compensation thresholds, and was approved by the Company’s compensation committee and board of directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the Company’s shareholders in accordance with the Companies Law.
Our Chief Executive Officer and our President and Chief Operating Officer have waived their salaries for fiscal year 2023 to levels comparable to minimum wage under Israeli law, and are not intended to receive a grant of equity or cash bonus in 2023.
Compensation Policy for Non-Executive Directors
In December 2022, our shareholders amended and re-adopted the compensation arrangement for our non-executive directors. Pursuant to the amended compensation arrangement, the non-executive directors are paid an annual cash retainer and receive a fixed, automatic equity grant.
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
The annual retainer for committee membership is $8,000 for audit committee membership and $5,000 for membership on each of the compensation committee and the nominating and corporate governance committee. The annual retainer for serving as chairperson of the audit committee, the compensation committee and the nominating and corporate governance committee is $20,000, $10,000 and $7,500, respectively.

Equity awards. Each non-executive director is granted annual awards, each of which is comprised of 2,642 RSUs, except that (i) the Chairperson of the board of directors is granted an annual award of 3,963 RSUs, and (ii) the lead independent director is granted an annual award of 3,302 RSUs. The annual awards are subject to a maximum annual value threshold as per our compensation policies, and are adjusted in cases where they exceed such thresholds. The fair value of the RSUs shall be determined based on the closing trading price of our ordinary shares on the grant date.
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
As of February 28, 2023, 7,858,284 ordinary shares are subject to outstanding option, PSU and RSU awards granted to employees and office holders under our share incentive plans, including 3,391,594 ordinary shares issuable under currently exercisable share options. As of February 28, 2023, 2,307,282 ordinary shares remained available for future grant under our share incentive plan.
Employment and Consulting Agreements with Executive Officers
We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States, and other jurisdictions in which our officers reside is subject to limitations. The engagements with our executive officers are not limited in time and can be terminated subject to applicable laws. In the event of a termination of employment, we are required to provide three months’ notice prior to termination, other than in the case of a termination for cause.

Directors’ Service Contracts
Other than with respect to our CEO who is both a director and an executive officer, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company, other than the “double trigger” full acceleration vesting mechanism upon a “Change of Control” event as described above under “Compensation Policy for Non-Executive Directors - Equity Awards”.
2007 Employee Share Option Plan
Our 2007 Employee Share Option Plan (“2007 Plan”) was adopted by our board of directors on April 1, 2007, approved by our shareholders on March 18, 2008, amended on June 20, 2010 and on October 27, 2011. The 2007 plan generally permitted the grant of share options to our affiliates, employees, directors or consultants. As of December 31, 2022, options to purchase 123,603 ordinary shares were outstanding under the 2007 plan. The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.
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
2013 Incentive Compensation Plan
We adopted our 2013 Incentive Compensation Plan (“2013 Plan”), which went into effect on October 15, 2013 and was amended on May 8, 2018. The 2013 plan provides for the grant of options, restricted shares, RSUs, PSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and any other person whose services are considered valuable to us or any of our affiliates. As of December 31, 2022, options to purchase 4,208,419 of our ordinary shares and 3,123,019 RSUs were outstanding under the 2013 plan.
In 2022, under the 2013 plan, we granted to certain of our directors, executive officers and employees, options to purchase 647,217 of our ordinary shares at a weighted average exercise price of $119.62 per share and 2,379,666 RSUs.

As of December 31, 2022, the number of ordinary shares we could have issued under the 2013 plan was 210,537 shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, and (iii) 7,500,000 shares. Ordinary shares subject to outstanding awards under the 2007 plan or the 2013 plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or re-grant, respectively, under the 2013 plan. The number of shares subject to the 2013 plan is also subject to adjustment if particular capital changes affect our share capital. On January 1, 2023, the number of ordinary shares reserved for the 2013 plan increased by 2,815,273 shares. The total number of ordinary shares reserved under the 2013 plan, as of February 28, 2023 was 2,307,282.
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
A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option award agreement and the 2013 plan. Subject to those rights which are reserved to the board of directors or which require shareholder approval, the exercise price of each option granted under the 2013 plan is determined by our compensation committee. The exercise price of any share options granted under the 2013 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, such as a cashless broker-assisted exercise that complies with applicable law. In addition, options may be exercised through a cashless exercise mechanism implemented by our company.
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

Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the compensation committee. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. RSUs and PSUs are denominated in ordinary share units, except that no shares are actually issued to the participant on the grant date. When an RSU or PSU award vests, and in the case of PSU, is earned, the participant is entitled to receive ordinary shares, a cash payment based on the value of ordinary shares or a combination of shares and cash.
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

Employee Stock Purchase Plan
We have adopted an employee stock purchase plan, or ESPP, pursuant to which our full time employees and consultants, and full time employees and consultants of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the net compensation which the employees receive on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full-time consultants the right to purchase our ordinary shares under the ESPP. The number of ordinary shares reserved for purchase under the ESPP upon its adoption was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares. On January 1, 2023, the number of ordinary shares reserved for the ESPP increased by 563,054 shares. The total ordinary shares reserved under the ESPP as of February 28, 2023 was 2,461,368 shares. On March 1, 2023, 340,950 ordinary shares were issued under the ESPP for the six-month period from September 1, 2022 through February 28, 2023.
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
Under our articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Our directors are divided among the three classes as follows:
•the Class I directors are Allon Bloch, Deirdre Bigley and Ferran Soriano, and their terms expire at our annual meeting of shareholders to be held in 2023;
•the Class II directors are Francesco de Mojana, Ron Gutler and Gavin Patterson, and their terms expire at our annual meeting of shareholders to be held in 2024; and
•the Class III directors are Avishai Abrahami, Diane Greene and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2025.
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

Chairperson of the Board of Directors and Board of Directors Leadership Structure
Our articles of association provide that the Chairperson of the board of directors is elected by the members of the board of directors and serves as Chairperson of the board of directors throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive Officer, may not serve as the Chairperson of the board of directors, and the Chairperson or a relative of the Chairperson may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:
•such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.
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
The board of directors has chosen to separate the two roles of Chief Executive Officer and Chairman of the board of directors, as our leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis. Mark Tluszcz serves as non-executive Chairman of the board of directors and Ron Gutler serves as lead independent director.
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
Our audit committee consists of Ron Gutler, Deirdre Bigley and Francesco de Mojana. Ron Gutler serves as the Chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules. Our board of directors has determined that Ron Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.
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
Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and NASDAQ corporate governance rules, which include:
•retaining and terminating our independent auditors, subject to board of directors and, in the case of retention, shareholder ratification;
•pre-approval of audit and non-audit services to be provided by the independent auditors;
•reviewing with management and our independent director our annual and quarterly financial reports prior to their submission to the SEC; and
•approval of certain transactions with office holders and controlling shareholders, as described below, and other related-party transactions.

Additionally, under the Companies Law, an audit committee is required, among other things, to identify deficiencies in the administration of the company (including by consulting with the internal auditor), and recommend remedial actions with respect to such deficiencies, is responsible for reviewing and approving certain related party transactions, including determining whether or not such transactions are extraordinary transactions, and is required to adopt procedures with respect to processing employee complaints in connection with deficiencies in the administration of the company, and the appropriate means of protection afforded to such employees. In addition, the audit committee is responsible for overseeing the internal control procedures of the company. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “—Approval of Related Party Transactions under Israeli Law.” However, the audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be unaffiliated directors.
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
Compensation Committee Composition and Role
Our compensation committee consists of Ron Gutler, Gavin Patterson and Deirdre Bigley. Ron Gutler serves as the Chairperson of the compensation committee.
Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with NASDAQ rules and the Companies Law, which include:
•reviewing and recommending to the board of directors overall compensation policies with respect to our Chief Executive Officer and other executive officers;
•reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers including evaluating their performance in light of such goals and objectives;
•reviewing and approving the granting of options and other incentive awards; and
•reviewing, evaluating and making recommendations to the board of directors regarding the compensation and benefits for our non-employee directors.
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

Nominating and Governance Committee
Our nominating and governance committee consists of Ron Gutler and Deirdre Bigley. Ron Gutler serves as the Chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities which include:
•overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;
•assessing the performance of the members of our board of directors;
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company; and
•reviewing and overseeing our strategy, programs, and public disclosure for environmental, social and governance issues.
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
The compensation policies must be approved at least once every three years at the Company’s general meeting of shareholders, following approval of the compensation committee and the board of directors, and are subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either:
•such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the approval of the compensation policy does not exceed 2% of the aggregate voting rights in the company.

The compensation policies serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policies must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policies must furthermore consider the following additional factors:
•the knowledge, skills, expertise and accomplishments of the relevant director or executive;
•the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;
•the relationship between the cost of the compensation terms offered to the relevant director or executive and the average compensation cost of the other employees of the company, including those employed through manpower companies;
•the impact of disparities in salary upon work relationships in the company;
•the possibility of reducing variable compensation at the discretion of the board of directors and the possibility of setting a limit on the exercise value of non-cash variable compensation; and
•as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.
The compensation policies must also include the following principles:
•the link between variable compensation and long-term performance and measurable criteria;
•the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
•the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;
•the minimum holding or vesting period for variable, equity-based compensation while referring to appropriate long-term perspective based incentives; and
•maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policies to the company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policies and to the approval of the terms of engagement of office holders, including:
•recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
•recommending to the board of directors periodic updates to the compensation policies;
•assessing implementation of the compensation policies; and
•determining whether the compensation terms of a proposed new Chief Executive Officer of the company need not be brought to approval of the shareholders.
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
For additional information, see “—Compensation of Directors and Executive Officers – Compensation Program for Non-Executive Directors.”
Internal Auditor
Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and appointed by the board of directors. An internal auditor may not be:
•a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;
•a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
•an office holder or director of the company or a relative of such person; or
•a member of the company’s independent accounting firm, or anyone on its behalf.

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
Approval of Related Party Transactions under Israeli Law
Fiduciary Duties of Directors and Executive Officers
The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under Item 6.A. “Directors, Senior Management and Employees” is an office holder under the Companies Law.
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
The duty of care includes a duty to use reasonable means to obtain:
•information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and
•all other important information pertaining to these actions.
The duty of loyalty includes a duty to:
•refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;
•refrain from any activity that is competitive with the business of the company;
•refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and
•disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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
Shareholder Duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders, and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
•an amendment to the company’s articles of association;
•an increase of the company’s authorized share capital;
•a merger; or
•interested party transactions that require shareholder approval.
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
An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria;
•reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and
•reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.
An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
•a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•a financial liability imposed on the office holder in favor of a third party;
•a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and
•reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.
An Israeli company may not indemnify or insure an office holder against any of the following:
•a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•an act or omission committed with intent to derive illegal personal benefit; or
•a fine or forfeit levied against the office holder.
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

D.    Employees
As of December 31, 2022, we had 4,742 employees, 2,935 of whom were based in Israel, 963 of whom were based in the United States, 228 of whom were based in Lithuania, 12 of whom were based in Brazil, 17 of whom were based in Canada, 20 of whom were based in Japan, 9 of whom were based in the UK, 3 of whom were based in India, 7 of whom were based in Poland, 9 of whom were based in Ukraine, 1 of whom was based in Singapore, 498 of whom were based in Ireland, 8 of whom were based in Australia, 13 of whom were based in Netherlands, 2 of whom were based in Mexico, and 17 of whom were based in Germany. Of our employees, 4,590 work full-time and 152 work part-time. As of December 31, 2022, we also engaged the services of 774 contractors in Ukraine either directly or through a third-party service organization. The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2022	2021	2020
Department
General and administration	582	538	430
Marketing	1,154	1,310	907
Research and development	2,206	2,349	1,923
Support and call center	1,574	1,732	1,368
Total	5,516	5,929	4,628
In regards to our Israeli employees, Israeli labor laws govern the length of the work day, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.
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

E.    Share Ownership
For information regarding the share ownership of our directors, executive officers, and employees, please refer to Item 6.B. “Directors, Senior Management and Employees—Compensation” and Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”
Item 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 9, 2023 by:
•each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•each of our directors and executive officers individually; and
•all of our executive officers and directors as a group.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 56,775,404 ordinary shares outstanding as of March 9, 2023. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of March 9, 2023 or issuable pursuant to RSUs that are subject to vesting conditions expected to occur within 60 days of March 9, 2023 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” None of our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is Wix.com Ltd., Wix Campus. Building B, 5th Floor, Tel Aviv 6936024 Israel.
A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami (1)	2,067,341	3.6%
Lior Shemesh (2)	259,300	*
Nir Zohar (3)	830,862	1.4%
Omer Shai (4)	509,032	*
Yaniv Even-Haim (5)	90,738	*
Shelly Meyer (6)	137,189	*
Deirdre Bigley (7)	18,061	*
Allon Bloch (7)	17,370	*
Mark Tluszcz (7)	42,247	*
Gavin Patterson (7)	—	*
Ron Gutler (7)	37,213	*
Francesco de Mojana (7)	—	*
Diane Greene (7)	11,095	*
Ferran Soriano (7)	7,653	*

All executive officers and directors as a group (14 persons)	4,028,101	6.8%
Principal Shareholders
Baillie Gifford & Co (8)	8,046,560	14.2%
Starboard Value LP (9)	3,908,110	6.9%
BlackRock, Inc. (10)	3,706,818	6.5%
__________
*          Less than 1%.
(1)          Shares beneficially owned consist of 960,644 shares and outstanding options to purchase 1,106,697 shares that are exercisable within 60 days of March 9, 2023.
(2)         Shares beneficially owned consist of 66,217 shares and 193,083 shares issuable pursuant to outstanding options that are exercisable within 60 days of March 9, 2023.
(3)          Shares beneficially owned consist of 289,431 shares and 541,431 shares issuable pursuant to outstanding options that are exercisable within 60 days of March 9, 2023. Excludes shares owned by Mr. Zohar’s spouse, as to all of which shares Mr. Zohar disclaims beneficial ownership.
(4)          Shares beneficially owned consist of 433,334 shares and 75,698 shares issuable pursuant to outstanding options that are exercisable within 60 days of March 9, 2023.
(5)          Shares beneficially owned consist of 26,049 shares and 64,689 shares issuable pursuant to outstanding options that are exercisable within 60 days of March 9, 2023.
(6)    Shares beneficially owned consist of 38,876 shares and 98,313 shares issuable pursuant to outstanding options that are exercisable within 60 days of March 9, 2023.
(7)          Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of March 9, 2023 and RSUs that vest within 60 days of March 9, 2023.
(8)        This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, or BGC, with the SEC on January 25, 2023. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G/A, BGC has sole voting power over 5,978,169 shares and sole dispositive power over 8,046,560 shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.

(9)       This information is based upon a Schedule 13D/A filed by Starboard Value LP with the SEC on December 5, 2022. According to this Schedule 13D/A, Starboard Value LP, as the investment manager of Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”), Starboard X Master Fund Ltd (“Starboard X Master ”), and a certain managed account (the “Starboard Value LP Account”), may be deemed the beneficial owner of (i) 2,375,969 Shares owned by Starboard V&O Fund, (ii) 277,200 Shares owned by Starboard S LLC, (iii) 204,034 Shares owned by Starboard C LP, (iv) 114,179 Shares owned by Starboard L Master, (v) 526,202 Shares owned by Starboard X Master and (vi) 410,526 Shares held in the Starboard Value LP Account. Jeffrey C. Smith and Peter A. Feld, as members of the management committee of the general partner of Starboard Value LP, may each be deemed to share beneficial ownership of the securities beneficially owned by Starboard Value LP. The address of each of the entities listed in this footnote is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301.
(10)        This information is based upon a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 1, 2023. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Pursuant to the Schedule 13G/A, BlackRock, Inc. has sole voting power over 3,456,368 shares and sole dispositive power over 3,706,818 shares.

Registered Holders
As of March 9, 2023, we had three holders of record of our ordinary shares in the United States. Those shareholders held in the aggregate 56,717,580 ordinary shares, representing 99.9% of the 56,775,404 outstanding ordinary shares as of March 9, 2023. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
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

The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving advance written notice of varying duration to the other party. We may also terminate an executive officer’s employment agreement for good reason (as defined in the employment agreement), or in the event of a merger or acquisition transaction.
Equity Awards
Since our inception, we have granted either options to purchase our ordinary shares, PSUs, and/or RSUs to our officers and our directors. Such award agreements may contain acceleration provisions for unvested equity, which will vest immediately upon certain merger, acquisition, or change of control transactions, provided that such executive officer or director’s employment or engagement is terminated within a certain period of time following such merger or acquisition transaction. We describe our equity plans under Item 6.B. “Directors, Senior Management and Employees—Compensation—2007 Share Option Plan” and Item 6.B. “Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan.”
Exculpation, Indemnification and Insurance
Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions. See Item 6.C. “Directors, Senior Management and Employees—Exculpation, Insurance and Indemnification of Directors and Officers.”
Family Relationships
See Item 6.A. “Directors, Senior Management and Employees—Directors and Senior Management.”
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

Dividend Policy
We have never declared nor paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. See Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for a discussion of our board approved repurchase program. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.
B.    Significant Changes
No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this annual report.
Item 9.        THE OFFER AND LISTING
A.    Offer and Listing Details
Our ordinary shares have been quoted on NASDAQ under the symbol “WIX” since November 6, 2013. Prior to that date, there was no public trading market for our ordinary shares.
B.    Plan of Distribution
Not applicable.
C.    Markets
See “—Offer and Listing Details” above.
D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.
Item 10.    ADDITIONAL INFORMATION
A.    Share Capital
Not applicable.

B.    Memorandum and Articles of Association
Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 56,820,666 shares are issued and outstanding as of March 27, 2023, and 3,908,404 are held in treasury. Our corporate purpose, as stated in Article 4 of our articles of association, is to engage in any lawful act or activity for which companies may be organized under the Companies Law.
A copy of our articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.
Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.
C.    Material Contracts
Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated.

Material Contract	Location in This Annual Report
2013 Incentive Compensation Plan	“ITEM 6.B Directors, Senior Management and Employees – Compensation – 2013 Incentive Compensation Plan.”
2007 Share Option Plan	“ITEM 6.B Directors, Senior Management and Employees – Compensation – 2007 Share Option Plan.”
Compensation Policies	“ITEM 6.C Directors, Senior Management and Employees – Board Practices – Compensation Policies under the Companies Law.”
Wix.com Ltd. 2013 Employee Stock Purchase Plan	“ITEM 6.B Directors, Senior Management and Employees – Compensation – Employee Stock Purchase Plan.”
Form of Indemnification Agreement	“ITEM 6.C – Directors, Senior Management and Employees – Board Practices – Exculpation, Insurance and Indemnification of Office Holders.”
Indenture, dated as of June 26, 2018, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2023	“Note 10 to our audited consolidated financial statements included in Item 18 of this annual report”
Indenture, dated as of August 13, 2020, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2025	“Note 10 to our audited consolidated financial statements included in Item 18 of this annual report”

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

The following corporate tax benefits, among others, are available to Industrial Companies:
•amortization of the cost of a purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first utilized;
•under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and
•expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.
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
The Investment Law has been amended several times over recent years, with the three most significant changes effective as of April 1, 2005, referred to as the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, referred to as Amendment 73. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply. Amendment 73 introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
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
The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above. As of December 31, 2022, we did not utilize any of the benefits for which we were eligible under the Investment Law.
In addition, we chose 2012 as the “Year of Election” as well. The benefit period for this Year of Election will end in 2023. In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter.
Tax Benefits under the 2011 Amendment
The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Similar to a “Beneficiary Company,” a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was canceled.
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
1.Investment of at least 7% of income, or at least NIS 75 million (approximately $19 million) in R&D activities; and
2.One of the following:
◦At least 20% of the workforce (or at least 200 employees) are employed in R&D;
◦A venture capital investment approximately equivalent to at least $2 million was previously made in the company; or
◦Growth in sales or workforce by an average of 25% over the three years preceding the tax year.
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
Excess Tax
Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 3% on annual income exceeding NIS 663,240 in 2022 and NIS 698,280 in 2023, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.
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

United States Federal Income Tax Considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, holders of Convertible Notes or ordinary shares acquired upon a conversion of Convertible Notes, or holders that actually or constructively own 10% or more of the total voting power or value of our shares.
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
Dividends paid to a U.S. Holder with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli taxes withheld on dividends may be credited against a U.S. Holder’s United States federal income tax liability or, at such U.S. Holder’s election, be deducted from its U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if the U.S. Holder does not satisfy certain minimum holding period requirements. Recently issued final U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent, they will be entitled to this credit.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “A qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC (as defined below) with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our ordinary shares are currently listed on the NASDAQ Global Select Market, an established securities market. U.S. Holders should consult their own tax advisor regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

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
Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, royalties, rents, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be classified as a PFIC for the taxable year that ended on December 31, 2022, or for the current taxable year. However, the determination of whether we are a PFIC is a factual determination that is made annually, after the close of the taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC for any taxable year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares would be allocated pro rata over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder generally will continue to be subject to the PFIC rules discussed above with respect to its indirect interest in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their own tax advisor about the ential application of the PFIC rules to an investment in the ordinary shares and the availability of any of the elections described above.
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

J.    Annual Reports to Securities Holders
Not applicable.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2022, approximately 68% of our revenues were denominated in U.S. dollars and approximately 32% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar and the Brazilian Real. In addition, in 2022, approximately 68% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 26% in New Israeli Shekels. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).
Our primary processing provider converts payments collected from our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payments are not received in dollars this does not reduce our overall exposure to exchange rate fluctuations between these currencies and the U.S. dollar.
The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2022	4.0
2021	(6.0)
2020	(3.6)
2019	(0.9)
2018	(0.1)
The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS.
A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have increased (decreased) our net loss by approximately $43.8 million in 2022. We estimate that a 10% concurrent devaluation of the Euros, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos and Canadian Dollar against the U.S. dollar would have increased our net loss by approximately $40.9 million in 2022.
To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program.

We hedge limited portions of the anticipated payroll of our Israeli employees and Israeli suppliers denominated in NIS for a period of one to 12 months with forward contracts and other derivative instruments. In addition, we hedge a portion of our revenue transactions denominated in euros and British pounds. See Note 2(l) of our audited consolidated financial statements included in Item 18 of this annual report.
Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar. Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. As of December 31, 2022, we had $1.21 billion of cash and cash equivalents, restricted deposits and marketable securities denominated in U.S. dollars and $59.8 million denominated in other currencies, primarily Israeli Shekel, Euro, British Pounds, Japanese Yen and the Brazilian Real.
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

PART II
Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

Item 15.    CONTROLS AND PROCEDURES
Disclosure controls and procedures
Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes, in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm
Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2022. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.
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

Item 16B.    CODE OF ETHICS
We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department. Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver on our website. We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We did not grant any waivers under our code of ethics in 2022.

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2021 and 2022:

	2022	2021
	(in USD thousands)
Audit Fees	906	1,005
Audit-Related Fees	36	200
Tax Fees	297	267
Total	1,239	1,472

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
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
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

Item 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During 2022, we repurchased 2,772,811 ordinary shares for an aggregate purchase price of $231,872,731.46 million under our $300 million repurchase program authorized by the board and announced in October 2022. The table below provides detailed information.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31	—	$—	—	$—
February 1 – February 28	—	$—	—	$—
March 1 – March 31	—	$—	—	$—
April 1 – April 30	—	$—	—	$—
May 1 – May 31	—	$—	—	$—
June 1 – June 30	—	$—	—	$—
July 1 – July 31	—	$—	—	$—
August 1 - August 31	—	$—	—	$—
September 1 - September 30	—	$—	—	$—
October 1 – October 31	—	$—	—	$300,000,000
November 1- November 30	903,963	$85.99	903,963	$222,264,344.32
December 1 – December 31	1,868,848	$82.48	1,868,848	$68,127,268.54
Total	2,772,811	$83.62	2,772,811
(1) All ordinary shares were purchased pursuant to our publicly announced $300 million repurchase plan.

As approved by the court in Israel, repurchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors our board of directors deems appropriate. Our board of directors may also suspend and/or discontinue the repurchase program at any time, in its sole discretion. All repurchases will be made in accordance with all applicable securities laws and regulations.

Item 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

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
Adoption or Amendment of Equity-Based Compensation Plans: We have elected to follow Israeli corporate governance practice instead of the Nasdaq Listing Rule 5635(c), which requires that we obtain shareholder approval for the establishment or amendment of certain equity based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements.

Item 16H.    MINE SAFETY DISCLOSURE
Not applicable.
Item 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
Item 17.    FINANCIAL STATEMENTS
Not applicable.
Item 18.    FINANCIAL STATEMENTS
See pages F-2 through F-66 of this annual report.
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

4.5	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for December 2022, filed on December 20, 2022).
4.6	Wix.com Ltd.’s Compensation Policy - Directors (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 6-K for December 2022, filed on December 20, 2022).
4.7
Indenture, dated as of June 26, 2018, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2023 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K for June 2018, filed on June 26, 2018).

4.8
Indenture, dated as of August 13, 2020, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2025 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K for August 2020, filed on August 13, 2020).

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
                            Wix.com Ltd.

Date: March 30, 2023                By:    /s/ AVISHAI ABRAHAMI
                                Avishai Abrahami
                            Co-Founder, Chief Executive Officer and Director

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Revenue recognition
Description of the Matter	As described in Note 2p to the consolidated financial statements, the Company derives its revenue mainly from subscription fees from customers for access to its platform, which it recognizes ratably over the related contractual term. The Company‘s revenue recognition process involves several applications responsible for the initiation, processing, and recording of transactions from the Company’s various sales channels, and the calculation of revenue in accordance with the Company’s accounting policy. The initiation, processing and recognition of revenue are highly automated and involve capturing and processing significant volumes of data.

Auditing the Company's accounting for revenue from contracts with customers was challenging and complex due to the high volume of individually-low-monetary-value transactions and the dependency on the effective design and operation of multiple applications, some of which are custom-made for the Company’s business, and data sources associated with the revenue recognition process.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s accounting for revenue recognition. For example, with the assistance of IT professionals, we tested the controls over the initiation and billing of new and recurring subscriptions, the provisioning of customers, and the Company’s cash to billings reconciliation process. We also tested the controls related to the key applications including interfaces between the provisioning, billing, and accounting systems as well as controls related to access to the relevant applications and data, changes to the relevant systems, interfaces, and controls over the configuration of the relevant applications.

Our audit procedures included, among others, substantive audit procedures that included testing on a sample basis the completeness and accuracy of the underlying data within the Company’s billing system, performing data analysis by extracting data from the system to evaluate the completeness and accuracy of recorded revenue and deferred revenue amounts, tracing a sample of sales transactions to third-party documentation, and testing a sample of cash to billings reconciliations. We also evaluated the Company’s disclosures included in Note 2p to the consolidated financial statements.

We have served as the Company‘s auditor since 2007.

/s/ Kost Forer Gabbay &Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2023	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on Internal Control over Financial Reporting

We have audited Wix.com Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wix.com Ltd. and its subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2022, and the related notes and our report dated March 30, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kost Forer Gabbay &Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2023	A Member of Ernst & Young Global

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	244,686	451,355
Short-term deposits	526,328	411,687
Restricted deposits	13,669	7,012
Marketable securities	292,449	456,515
Trade receivables	42,086	30,367
Prepaid expenses and other current assets	28,519	32,877

Total current assets	1,147,737	1,389,813

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	23,027	41,554
Property and equipment, net	108,738	50,437
Marketable securities	194,964	387,341
Intangible assets, net	33,964	40,247
Goodwill	49,329	49,300
Operating lease right-of-use assets	200,608	101,095

Total long-term assets	610,630	669,974

TOTAL ASSETS	1,758,367	2,059,787

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$96,071	$114,584
Employees and payroll accruals	86,113	83,251
Deferred revenues	529,205	484,446
Current portion of convertible notes, net	361,621	—
Accrued expenses and other current liabilities	88,194	62,816
Operating lease liabilities	29,268	29,201

Total current liabilities	1,190,472	774,298

LONG-TERM LIABILITIES:
Convertible notes, net	566,566	922,974
Long-term deferred revenues	70,594	59,966
Long-term deferred tax liabilities	14,902	72,803
Other long-term liabilities	6,093	2,267
Long-term operating lease liabilities	172,982	81,764

Total long-term liabilities	831,137	1,139,774

Total liabilities	2,021,609	1,914,072

Commitments and contingencies

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value - Authorized: 500,000,000 shares at December 31, 2022 and 2021; Issued 59,973,409 and 58,149,325 shares at December 31, 2022 and 2021, respectively; Outstanding: 56,305,462 and 57,254,189 shares at December 31, 2022 and 2021, respectively	108	111
Additional paid-in capital	1,274,968	994,795
Treasury Shares at cost, 3,667,947 ordinary shares as of December 31, 2022 and 895,136 as of December 31, 2021	(431,862)	(199,997)
Accumulated other comprehensive income (loss)	(33,455)	(1,056)
Accumulated deficit	(1,073,001)	(648,138)

Total shareholders' equity (deficiency)	(263,242)	145,715

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$1,758,367	$2,059,787

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2022	2021	2020

Revenues
Creative Subscription	1,039,479	950,299	783,456
Business Solutions	348,187	319,358	200,911
	1,387,666	1,269,657	984,367
Cost of Revenues
Creative Subscription	251,587	232,619	167,539
Business Solutions	274,640	255,960	145,480
	526,227	488,579	313,019
Gross profit	861,439	781,078	671,348

Research and development, net	482,861	424,937	320,278
Selling and marketing	492,886	512,027	438,210
General and administrative	171,045	169,648	111,915

Total operating expenses	1,146,792	1,106,612	870,403

Operating loss	(285,353)	(325,534)	(199,055)
Financial income (expenses), net	(183,513)	271,943	47,059
Other income	1,023	584	118

Loss before taxes on income	(467,843)	(53,007)	(151,878)
Taxes on income	(42,980)	64,202	14,989

Net loss	(424,863)	(117,209)	(166,867)

Other comprehensive income (loss):

Unrealized gain (loss) from marketable securities, net	(10,756)	(4,701)	2,916
Unrealized gain (loss) on cash flow hedge, net	(21,643)	(5,761)	5,133

Other comprehensive income (loss) for the year, net	(32,399)	(10,462)	8,049

Total comprehensive loss	$(457,262)	$(127,671)	$(158,818)

Basic and diluted net loss per ordinary share	$(7.33)	$(2.06)	$(3.07)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Treasury	Other comprehensive	Accumulated		Total shareholders'
	Shares	Amount	Capital	Shares	Income (loss)	deficit		Equity

Balance as of January 1, 2020	51,525,919	94	611,083	—	1,357	(417,589)	—	194,945

Exercise of options, ESPP shares and vesting of RSUs	4,501,124	13	36,096	—	—	—		36,109
Share-based compensation	—	—	147,439	—	—	—		147,439
Equity Component of Convertible senior notes 2025, net	—	—	67,337	—	—	—		67,337
Conversion of Convertible senior notes 2023	715	*)	179	—	—	—		179
Other comprehensive income	—	—	—	—	8,049	—		8,049
Net loss	—	—	—	—	—	(166,867)		(166,867)

Balance as of December 31, 2020	56,027,758	107	862,134	—	9,406	(584,456)		287,191

Early adoption of ASU 2020-06 as of January 1, 2021	—	—	(215,712)	—	—	53,527		(162,185)
Exercise of options, ESPP shares and vesting of RSUs	1,560,797	5	47,446	—	—	—		47,451
Share-based compensation	—	—	221,980	—	—	—		221,980
Treasury Shares	(895,136)	(3)	—	(199,997)	—	—		(200,000)
Conversion of Convertible senior notes 2023	560,770	2	78,947	—	—	—		78,949
Other comprehensive loss	—	—	—	—	(10,462)	—		(10,462)
Net loss	—	—	—	—	—	(117,209)		(117,209)

Balance as of December 31, 2021	57,254,189	111	994,795	(199,997)	(1,056)	(648,138)		145,715

Exercise of options, ESPP shares and vesting of RSUs	1,824,084	5	42,705	—	—	—		42,710
Share-based compensation	—	—	237,468	—	—	—		237,468
Treasury Shares	(2,772,811)	(8)	—	(231,865)	—	—		(231,873)
Other comprehensive loss	—	—	—	—	(32,399)	—		(32,399)
Net loss	—	—	—	—	—	(424,863)		(424,863)

Balance as of December 31, 2022	56,305,462	108	1,274,968	(431,862)	(33,455)	(1,073,001)		(263,242)
*) represent amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net loss	$(424,863)	$(117,209)	$(166,867)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	16,611	13,929	14,610
Amortization of intangible assets	6,246	4,952	2,577
Share based compensation expenses	236,836	221,391	147,313
Amortization of debt discount and debt issuance costs	5,213	5,298	29,954
Changes in accrued interest and exchange rate on short-term and long-term deposits	(86)	(20)	(43)
Amortization of premium, discount and accrued interest on marketable securities, net	6,252	7,843	4,471
Remeasurement gain (loss) on Marketable equity securities	200,338	(166,323)	—
Deferred taxes, net	(57,865)	54,454	12,089
Changes in operating lease right-of-use assets	45,440	28,441	17,867
Changes in operating lease liabilities	(45,051)	(26,688)	(15,807)
Increase in trade receivables	(11,719)	(6,250)	(6,457)
Increase in prepaid expenses and other current and long-term assets	(5,912)	(98,468)	(89,386)
Increase (decrease) in trade payables	(18,514)	26,595	41,967
Increase in employees and payroll accruals	2,862	19,391	25,326
Increase in short-term and long-term deferred revenues	55,387	82,361	117,664
Increase in accrued expenses and other current and long-term liabilities	25,977	15,988	12,771

Net cash provided by operating activities	37,152	65,685	148,049

Cash flows from investing activities:

Proceeds from short-term and restricted deposits	644,809	732,015	294,225
Investment in short-term and restricted deposits	(766,021)	(572,631)	(577,000)
Investment in marketable securities	(202,611)	(29,377)	(763,581)
Proceeds from marketable securities	290,113	312,201	277,335
Purchase of property and equipment and lease prepayment	(68,554)	(35,770)	(18,403)
Capitalization of internal use of software	(2,110)	(1,930)	(450)
Payments for businesses acquired, net of acquired cash	—	(42,729)	(6,626)
Proceeds from sale of equity securities	51,596	18,771	—
Purchases of investments in privately held companies	(1,300)	(3,681)	(1,185)
Proceeds from realization of investments in privately held company	—	—	1,098
Investment in other assets	(580)	—	(5,643)

Net cash provided by (used in) investing activities	(54,658)	376,869	(800,230)

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Proceeds from issuance of convertible senior notes	—	—	575,000
Payments of debt issuance costs	—	—	(15,713)
Purchase of capped call	—	—	(46,000)
Purchase of treasury shares	(231,873)	(200,000)	—
Proceeds from exercise of options and ESPP shares	42,710	39,943	39,649

Net cash provided by (used in) financing activities	(189,163)	(160,057)	552,936

Increase (decrease) in cash and cash equivalents	(206,669)	282,497	(99,245)
Cash and cash equivalents at the beginning of the year	451,355	168,858	268,103

Cash and cash equivalents at the end of the year	$244,686	$451,355	$168,858

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$11,422	$6,523	$5,810

Interest received during the year	$23,727	$20,154	$18,647

Supplemental information for non-cash transactions

Right-of-use asset recognized with corresponding lease liability	$142,496	$41,130	$29,137

Non-cash purchase of property and equipment	$9,368	$9,324	$1,007

Conversion of Convertible Notes	$—	$78,949	$179

The accompanying notes are an integral part of the consolidated financial statements.

WIX LTD. AND ITS SUBSIDIARIES

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

a.Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting estimates that require management’s subjective judgments include, but are not limited to, those related to revenue recognition, income taxes, share-based compensation, lease accounting, and purchase price allocation on acquisitions including the determination of useful lives. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

c.Foreign currency translation and transactions:

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

WIX LTD. AND ITS SUBSIDIARIES

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
e.Short-term deposits:

Short-term deposits are deposits with maturities over three months from the date of purchase and of up to one year. As of December 31, 2022 and 2021, the Company's bank deposits were mainly denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 5.7% and 0.77%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises and for the Company's credit cards. As of December 31, 2022 and 2021, the Company's bank deposits were denominated in U.S. dollars and bore interest at weighted average interest rates of 2.2% and 0.63%, respectively. Restricted deposits are presented at their cost, including accrued interest.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.Marketable securities:

Marketable securities consist of investments in debt securities and in equity securities with readily determinable fair values. The Company accounts for investments in marketable debt securities in accordance with ASC Topic 320, Investments - Debt Securities (“ASC 320”). The Company’s marketable debt securities consist of U.S. federal deposit insured corporation, U.S. treasury bonds, certificate of deposits, sovereign bonds, municipal bonds and corporate bonds. Marketable debt securities are classified as available for sale at the time of purchase. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and non-credit related losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income (expenses), net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, together with interest on securities, are included in financial income (expenses), net.

The Company periodically evaluates its available-for-sale debt securities for unrealized losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income (expenses), net when the impairment is incurred. During the years ended December 31, 2022, 2021 and 2020, credit loss impairments were immaterial.

The Company classifies its marketable debt securities as either short-term or long-term based on each instruments’ underlying contractual maturity date as well as the intended time of realization. Marketable debt securities with maturities of 12 months or less are classified as short-term, and marketable debt securities with maturities greater than 12 months are classified as long-term.

The Company accounts for investments in marketable equity securities with readily determinable fair values in accordance with ASC Topic 321, Investments - Equity Securities (“ASC 321”). These investments are measured at fair value with the related gains and losses, including unrealized, recognized in financial income (expenses), net.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.Property and equipment, net:

Property and equipment assets are stated at cost, net of accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and electronic equipment	15 - 33 (mainly 33)
Internal use software	33
Office furniture and equipment	6 - 14 (mainly 6)
Vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

The carrying amounts of property and equipment are reviewed for impairment in accordance with ASC Topic 360, Property, Plant and Equipment ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying amount. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. There were no impairment losses during any of the periods presented.

i.Business combinations:

The Company accounts for business combinations in accordance with ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. Upon the end of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever occurs earlier, any subsequent adjustments would be recorded in the statement of comprehensive loss. Acquisition-related costs are recognized separately from the business combination and are expensed as incurred. The Company accounts for acquisitions that do not meet the definition of a business as an asset acquisition.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.Goodwill and intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions.

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Under ASC Topic 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized, but rather is subject to impairment test at least annually. The Company elected to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill, by comparing the fair value of the reporting unit with the carrying amount of the reporting unit that includes goodwill. The Company may bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Company operates as one reporting segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment at that level. The Company did not record goodwill impairment charges during any of the periods presented.

Intangible assets are stated at cost, less accumulated amortization and impairment. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Technology	7-8 years
Customer relations	4 -15 years
Customer data	15 years
Non-Competition agreement	3 years
Domain	7 years
Distribution agreement	1.5 years

Amortization is recorded into cost of revenues or operating expenses, depending on the nature of the asset. The carrying amounts of these assets are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of these assets is measured by comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying amount.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying amount, an impairment loss will be recorded based on the estimated fair value. There were no impairment charges during any of the periods presented.

k.Investments in privately held companies:

The Company holds equity investments in private companies without readily determinable market values, in which it does not have control or significant influence. The Company accounts for these equity investments under ASC 321, using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. The investments are reviewed periodically to determine if their respective values have appreciated or have been impaired, and adjustments are recorded as necessary. These investments are presented in the Company’s consolidated balance sheets as part of prepaid expenses and other long-term assets.

The carrying amounts the Company’s equity investments in privately held companies without readily determinable market values as of December 31, 2022 and 2021, were $9,950 and $11,477, respectively.

During 2021, a privately held company completed its initial public offering and began trading on Nasdaq. As such, effective June 2021, the Company's investment in this company no longer qualifies for the use of the measurement alternative, as the fair value of the investment became readily determinable. As a result, this investment was classified as marketable securities. At the date of transfer the carrying amount of the investment was $96,222.

During 2022, 2021 and 2020, the Company recorded in financial income (expenses), net unrealized gains of $174, $2,833, and $67,822, respectively, related to revaluation of its equity investments in privately held companies based on observable price changes.

During 2022, the Company recorded an impairment charge of $3,000 related to one its equity investments. No unrealized losses or impairments were recognized during the years ended December 31, 2021 and 2020.

As of December 31, 2022, cumulative unrealized gains related to investments in privately held companies without readily determinable market values, excluding unrealized gains related to investment transferred to marketable securities, were $4,120. As of this date, cumulative unrealized losses and impairments were $3,000.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.Derivatives instruments:

The Company enters into foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign exchange risks.

In accordance with ASC Topic 815, Derivative and Hedging ("ASC 815"), the Company recognizes all derivative instruments as either assets or liabilities at their respective fair values. Derivative instruments are recorded as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative.

Derivative instruments designated as hedging instruments:

The Company has instituted a foreign currency cash flow hedging program, to hedge the risk of overall changes in cash flows resulting mainly from foreign currency salary payments. The Company hedges portions of its forecasted salary payments denominated in NIS, using options and forward contracts that are designated as cash flow hedges, as defined by ASC 815. For these derivative instruments, gains and losses are reported as a component of other comprehensive income and subsequently recognized in earnings with the corresponding hedged item.

The fair value of derivative assets designated as hedging instruments as of December 31, 2022 and 2021, totaled $0 and $1,218, respectively. The fair value of derivative liabilities designated as hedging instruments as of December 31, 2022 and 2021, totaled $21,471 and $824, respectively.

As of December 31, 2022 and 2021, the net unrealized gains (losses) related to foreign currency contracts designated as hedging instruments, that were accumulated in other comprehensive income, were $(21,383) and $296, respectively. These amounts are expected to be reclassified into earnings over the next 12 months.

As of December 31, 2022 and 2021, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $382,969 and $156,806, respectively. These contracts will expire over the next 12 months.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedging instruments in cash flow hedges discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Brazilian Real, Japanese Yen and Israeli Shekel.

Gains and losses related to such derivative instruments are recorded in financial income (expenses), net.

The fair value of derivative assets not designated as hedging instruments as of December 31, 2022 and 2021, totaled $0 and $2,328, respectively. The fair value of derivative liabilities not designated as hedging instruments as of December 31, 2022 and 2021, totaled $10,724 and $1,853, respectively.

In the years ended December 31, 2022, 2021 and 2020, the Company recorded financial income (expenses), net, from economically hedge transactions, in the amount of $9,747, $6,408 and $(5,529), respectively.

As of December 31, 2022 and 2021, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $156,404 and $259,903, respectively. These contracts will expire over the next 12 months.

m.Severance pay:

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

Severance expense for the years ended December 31, 2022, 2021 and 2020, amounted to $24,987, $22,413 and $15,737, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.U.S. employees defined contribution plan:

The U.S. Subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $20.50 per year (for certain employees over 50 years of age the maximum contribution is $27 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2022, 2021 and 2020, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $2,672, $2,271 and $1,117, respectively.

o.Convertible Senior Notes:

The Convertible Senior Notes (also referred to as “Notes” or “Convertible Notes”) are accounted for in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options. Prior to January 1, 2021, before the adoption of ASU 2020-06, the Company separately accounted for the liability (debt) and equity (conversion option) components of the instrument, as the Convertible Notes may be settled wholly or partially in cash upon conversion. The carrying amount of the liability component was computed by estimating the fair value of a similar liability without the conversion option. The amount of the equity component was then calculated by deducting the fair value of the liability component from the principal amount of the instrument. This difference was accounted for as a debt discount that was amortized as interest expense over the respective terms of the Convertible Notes using an effective interest rate method. In accounting for the issuance costs related to the Convertible Notes, the allocation of issuance costs incurred between the liability and equity components was based on their relative values.

On January 1 ,2021, the Company early adopted ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the guidance on issuer’s accounting for convertible debt, using the modified retrospective approach. Under ASU 2020-06, embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as a derivative.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The adoption eliminated the requirement to separately account for the liability and equity components of the Company’s Convertible Notes. The adoption resulted in a decrease to accumulated deficit of $53,527, a decrease to additional paid-in capital of $215,712, and an increase to Convertible Notes, net of $162,185. Interest expense recognized in subsequent periods will be reduced as a result of accounting for the Convertible Notes as a single liability measured at its amortized cost.

As of January 1, 2021, the Company accounts for the Convertible Notes at amortized cost, as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Convertible Notes, less debt offering costs, adjusted for any amortization of offering costs. Offering costs are being amortized as interest expense over the term of the Convertible Notes, using the effective interest rate method.

p.Revenue recognition:

The Company’s total revenues are comprised of revenues from Creative Subscriptions and revenues from Business Solutions. Creative Subscriptions revenues are generated from the sale of monthly, yearly and multi-year premium subscriptions for its website solutions as well as from the sale of domain registrations. Business Solutions revenues are generated from the sale of additional products and services that are offered to all of the Company’s registered users, in addition to the Creative Subscriptions. These products and services include, among others, Google Workspace, Wix Payments, Ascend by Wix and other applications, both sold through the Company’s App Market or elsewhere on its platform.

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

WIX LTD. AND ITS SUBSIDIARIES

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

WIX LTD. AND ITS SUBSIDIARIES

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Remaining performance obligation

The Company’s remaining performance obligations represent revenue that has not yet been recognized and include deferred revenue and unbilled amounts that will be recognized as revenue in future periods.

As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $628,866. As of December 31, 2022, the Company expects to recognize 84% of its remaining performance obligations as revenue over the next 12 months, and the remainder thereafter.

q.Costs to obtain contracts:

The Company capitalizes certain sales commissions as costs of obtaining a contract when they are incremental and if they are expected to be recovered. These costs are subsequently amortized consistently with the pattern of revenue recognition from contracts for which the commissions relate, over an estimated period of benefit of three to five years. Deferred commission costs capitalized are periodically reviewed for impairment. There were no impairment losses recorded during the periods presented. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these costs as incurred. Amortization expense of these costs are included in selling and marketing expenses.

As of December 31, 2022 and 2021, the amounts of deferred commissions were $4,396 and $3,187, respectively, and are included in prepaid expenses and other current assets on the consolidated balance sheets. Amortization expenses related to deferred commissions were immaterial during the periods presented.

r.Cost of revenues:

Cost of creative subscriptions revenues consists primarily of the allocation of costs associated with the provision of website creation and services, and related Customer Care and call center costs along with domain name registration costs. Cost of creative subscriptions revenues also consists of personnel and the related overhead costs, including share-based compensation.

WIX LTD. AND ITS SUBSIDIARIES

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

s.Research and development costs:

Research and development costs are generally expensed as incurred. Research and development expenses primarily consist of personnel and related expenses, including share-based compensation and allocated overhead costs.

t.Internal use software costs:

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

During 2022, 2021 and 2020, the Company capitalized $2,741, $2,519 and $575, respectively.

u.Selling and marketing:

Selling and marketing expenses consist primarily of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements, and are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $224,266, $284,540 and $282,804, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.Share-based compensation:

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

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award. Total compensation cost to be recognized is equal to the grant date fair value of the original award plus any incremental value resulting from the cancellation. The incremental value is measured as the excess of the fair value of the replacement awards over the fair value of the cancelled awards at the cancellation date.

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate model for determining the fair value for its share option awards and ESPP, whereas the fair value of RSUs and PSUs is based on the closing market value of the underlying shares at the date of grant. The option-pricing model requires the Company to make several assumptions, including the Company’s share price, expected volatility, expected term, risk-free interest rate, and expected dividends. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options.

The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.Income taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”), using the liability method, whereby deferred tax assets and liabilities account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and for carry-forward tax losses, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company recognizes a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, and if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

Deferred tax assets and liabilities are classified as long-term assets and liabilities in the consolidated balance sheets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more-likely-than-not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense.

x.Legal contingencies:

The Company is periodically involved in various legal claims and proceedings. The Company reviews the status of each legal matter it is involved and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company does not accrue for contingent losses that are considered to be reasonably possible, but not probable; however, it discloses the range of such reasonably possible losses.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.Basic and diluted net loss per share:

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

For the years ended December 31, 2022, 2021 and 2020, all outstanding options, RSUs, performance-based awards and Convertible Senior Notes have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

z.Treasury shares:

The Company repurchased its ordinary shares and holds them as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

aa.Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and restricted deposits, and marketable debt securities.

For cash and cash equivalents and short-term and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets exceed federally insured limits. The Company maintains its cash and cash equivalents and short-term and restricted deposits with various financial institutions globally that management believes are of high credit quality, and has not experienced any losses on these accounts.

The Company’s marketable debt securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy minimizes credit risk by setting limits for minimum credit rating and maximum concentration per issuer, thereby reducing credit risk concentrations.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.Fair value of financial instruments:
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

ac.Government grants:

The Company benefits from government grants in certain jurisdictions where it operates, including grants from the Investment and Development Authority for Economic and Industrial Development (the "Investment Authority") for participation in salary expenses for employees in national priority areas, grants from the Israel Innovation Authority (the "IIA") for participation in research and development activities, and grants from the European Innovation Council (EIC). Grant proceeds are recognized as a deduction from research and development expenses, net, at the time the Company is entitled to the grants on the basis of the related cost incurred. The Company will not be obligated to pay royalties to the Investment Authority and the IIA.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized grant proceeds from the Investment Authority of $535, $509 and $957, respectively. During the periods presented, no material grants from the IIA and EIC were received.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ad.Leases:

The Company accounts for its leases in accordance with ASC Topic 842, Leases (“ASC 842”). The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term; the lease contains an option to purchase the asset that is reasonably certain to be exercised; the lease term is for a major part of the remaining useful life of the asset; the present value of the lease payments equals or exceeds substantially all of the fair value of the asset; or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. During the periods presented, all of the Company’s leases are accounted for as operating leases.

The Company's lease agreements generally include lease and non-lease components, which are combined and accounted for as a single lease component. Certain lease agreements contain variable payments, which are excluded from the measurement of the operating lease right-of-use (“ROU”) assets and lease liabilities, and are expensed as incurred.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date, based on the present value of lease payments over the lease term. As the Company’s leases do not generally provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets also include any prepaid lease payments and lease incentives.

The Company’s lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Leases with expected terms of 12 months or less are not recorded on the consolidated balance sheets.

The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. There were no impairment charges during any of the periods presented.

Operating leases are presented in the Company’s consolidated balance sheets in long-term assets and current and long-term liabilities.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Operating lease expenses (excluding variable lease payments) are recognized in the consolidated statements of comprehensive loss on a straight-line basis over the lease term.

The Company subleases certain leased office spaces to third parties, and recognizes sublease income on a straight-line basis over the sublease term. The Company recognizes sublease income as an offset to lease expenses.

ae.Recent accounting pronouncements:

    Accounting pronouncements adopted in the year

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. ASU 2021-10 requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The Company adopted ASU 2021-10 on January 1, 2022 on a prospective basis. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

    Accounting pronouncements not yet adopted

As of December 31, 2022, there are no recently issued accounting pronouncements that have not yet been adopted that are expected to have a material effect on the Company’s consolidated financial statements.

WIX LTD. AND ITS SUBSIDIARIES

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

In accordance with ASC 820, the Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices for identical assets in active markets or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following tables represent the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$51,855	$—	$—	$51,855
Marketable securities	72,194	415,219	—	487,413
Foreign currency derivative assets	—	—	—	—
Financial liabilities:
Foreign currency derivative liabilities	—	(32,195)	—	(32,195)

	$124,049	$383,024	$—	$507,073

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3:- FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$189,437	$—	$—	$189,437
Marketable securities	312,934	530,922	—	843,856
Foreign currency derivative assets	—	3,546	—	3,546
Financial liabilities:
Foreign currency derivative liabilities	—	(2,677)	—	(2,677)

	$502,371	$531,791	$—	$1,034,162

As of December 31, 2022, the total estimated fair value of the Convertible Notes was $836,224 (the fair value of 2023 Convertible Notes and 2025 Convertible Notes was $351,787 and $484,438, respectively). As of December 31, 2021, the total estimated fair value of the Convertible Notes was $974,074 (the fair value of 2023 Convertible Notes and 2025 Convertible Notes was $456,068 and $518,006, respectively). The fair value of the Convertible Notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted prices of the Convertible Notes in an over-the-counter market.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 4:- MARKETABLE SECURITIES

The following tables summarizes the Company's marketable debt securities, by contractual maturities, as of December 31, 2022 and 2021:

	December 31,
	2022					2021
ONE YEAR OR LESS	Amortized cost	Gross unrealized gains		Gross unrealized losses	Fair	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair
					value				value

Government and corporate debentures - fixed interest rate	$223,920	$—		$(3,840)	$220,080	$196,408	$583	$(49)	$196,942
Government-sponsored enterprises debentures	3,501	—		(27)	3,474	2,501	1	—	2,502
Government and corporate debentures - floating interest rate	7,902		*)	(7)	7,895	10,008	10	—	10,018

Total	$235,323	$—		$(3,874)	$231,449	$208,917	$594	$(49)	$209,462
*) Represents an amount lower than $1.

	December 31,
	2022				2021
AFTER ONE YEAR THROUGH FIVE YEARS	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair
				value				value

Government and corporate debentures - fixed interest rate	$184,158	$—	$(7,550)	$176,608	$303,429	$239	$(1,636)	$302,032
Government-sponsored enterprises debentures	3,163	—	(70)	3,093	16,460	—	(79)	16,381
Government and corporate debentures - floating interest rate	15,457	—	(195)	15,262	3,049	1	(3)	3,047

Total	$202,778	$—	$(7,815)	$194,963	$322,938	$240	$(1,718)	$321,460

As of December 31, 2022 and 2021, interest receivable amounted to $2,388 and $2,635, respectively, and is included within marketable securities in the consolidated balance sheets.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 4:- MARKETABLE SECURITIES (Cont.)

The following tables summarize the Company’s marketable debt securities with unrealized losses as of December 31, 2022 and 2021, aggregated by category and the length of time that individual securities have been in a continuous loss position:

	December 31, 2022
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Government and corporate debentures - fixed interest rate	$186,664	$(4,380)	$210,024	$(7,010)	$396,688	$(11,390)
Government-sponsored enterprises debentures	5,590	(74)	977	(23)	6,567	(97)
Government and corporate debentures - floating interest rate	17,643	(165)	4,714	(37)	22,357	(202)

Total	$209,897	$(4,619)	$215,715	$(7,070)	$425,612	$(11,689)

	December 31, 2021
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Government and corporate debentures - fixed interest rate	$270,885	$(1,095)	$75,306	$(576)	$346,191	$(1,671)
Government-sponsored enterprises debentures	5,967	(30)	7,448	(48)	13,415	(78)
Government and corporate debentures - floating interest rate	11,171	(18)	—	—	11,171	(18)

Total	$288,023	$(1,143)	$82,754	$(624)	$370,777	$(1,767)

As of December 31, 2022 and 2021, marketable equity securities with readily determinable fair values, carried at fair value, amounted to $61,000 and $312,934, respectively. During the year ended December 31, 2022, unrealized losses recognized on equity securities still held as of December 31, 2022 were $93,360. During the year ended December 31, 2021, unrealized gains recognized on equity securities still held as of December 31, 2021 were $249,561.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 5:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2022	2021

Government authorities	$5,659	$4,634
Hedging transaction asset	—	3,546
Prepaid expenses	13,548	16,678
Other current assets	9,312	8,019

	$28,519	$32,877

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 6:-    PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2022	2021
Cost:

Leasehold improvements	$107,229	$53,011
Computers, peripheral equipment and electronic equipment	40,888	35,204
Internal use software	7,724	4,983
Office furniture and equipment	13,239	7,010
Vehicles	250	254

	169,330	100,462

Less - accumulated depreciation	60,592	50,025

Depreciated cost	$108,738	$50,437

Depreciation expense related to property and equipment, net was included in the following line items in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$3,533	$3,186	$2,654
Research and development, net	8,126	6,427	7,703
Selling and marketing	3,269	2,939	2,993
General and administrative	1,683	1,377	1,260

	$16,611	$13,929	$14,610

During 2022 and 2021, the Company recorded a reduction of $5,920 and $5,652 to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

WIX LTD. AND ITS SUBSIDIARIES

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

The identified intangible assets acquired, which were valued using income-based approaches, primarily consist of developed technology, customer relations, and non-competition agreements, and have a total weighted-average useful life of 6.70 years.

Goodwill generated from the above business combinations is attributed to synergies between the Company's and the acquired businesses’ products and services, and is not deductible for income tax purposes.

Transaction costs incurred by the Company in connection with the acquisitions for the year ended December 31, 2021 were approximately $602 and included in operating expenses.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 8:-    INTANGIBLE ASSETS, NET

	December 31,
	2022	2021
Cost:

Technology	$28,819	$28,795
Customer relations	17,603	17,663
Non-Competition agreement	127	128
Customer data	12,043	12,043
Domain	552	552
Distribution agreement	291	291

	59,435	59,472

Less - accumulated amortization	25,471	19,225

Intangible assets, net	$33,964	$40,247

Estimated amortization expense for the years ended:

2023	$5,951
2024	5,866
2025	4,826
2026	4,243
2027	4,195
Thereafter	8,883

$33,964

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$2,968	$2,030	$316
Research and development	—	—	—
Selling and marketing	3,274	2,918	2,257
General and administrative	4	4	4

	$6,246	$4,952	$2,577

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 9:-    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2021

Accrued expenses	$30,469	$32,812
Government authorities	25,530	26,911
Hedging transaction liability	32,195	2,677
Uncertain tax positions	—	416

	$88,194	$62,816

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

The 2025 Convertible Notes are convertible at an initial conversion rate of 2.4813 Ordinary Shares per $1,000 principal amount of 2025 Convertible Notes (equivalent to an initial conversion price of approximately 403.01 per Ordinary Share). The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the 2025 Indenture. In addition, following certain corporate events that occur prior to the maturity date, or following Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert his notes in connection with such a corporate event or notice of tax redemption, as the case may be.

WIX LTD. AND ITS SUBSIDIARIES

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

On or after February 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. During the year ended December 31, 2022, the conditions allowing holders of the 2025 Convertible Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2022 and are classified as long-term liability.

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

WIX LTD. AND ITS SUBSIDIARIES

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

The net carrying amount of the 2025 Convertible Notes were as follows:

	December 31,
	2022	2021

Principal original amount	$575,000	$575,000
Unamortized debt discount	$—	$—
Unamortized debt issuance costs	$(8,434)	$(11,565)
Converted to shares	—	—

Net carrying amount	$566,566	$563,435

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

The Company recognized interest expense on the 2025 Convertible Notes as follows:

	Year ended December 31,
	2022	2021	2020

Amortization of debt discount and issuance costs	$3,131	$3,114	$7,629

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

As the Capped Call Transactions are considered indexed to the Company's shares and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheets.

The Company paid an aggregate amount of $46,000 for the 2025 Capped Calls. The amount paid for the 2025 Capped Calls was recorded as a reduction to Additional paid-in capital in the consolidated balance sheets.

WIX LTD. AND ITS SUBSIDIARIES

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

Conversion terms:

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2023 only under the following circumstances:

a.During any calendar quarter commencing after September 30, 2018 (and only during such calendar quarter), if the last reported sale price of the Company’s Ordinary Shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

b.During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

c.If the Company calls the notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

d.Upon the occurrence of specified corporate events.

On or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, Ordinary Shares or a combination of cash and Ordinary Shares, at the Company’s election.

As a result, the 2023 Convertible Notes first became eligible for optional conversion as of the third quarter of 2020 through the end of the first quarter of 2022. There were no conversions of the 2023 Convertible Notes during the year ended December 31, 2022. During the first quarter of 2021, the 2023 Convertible Notes were partially converted into 560,770 ordinary shares of the Company. The 2023 Convertible Notes were included within current liabilities in the consolidated balance sheet as of December 31, 2022.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

The net carrying amount of the 2023 Convertible Notes were as follows:

	December 31,
	2022	2021

Principal original amount	$442,750	$442,750
Unamortized debt discount	—	—
Unamortized debt issuance costs	(1,046)	(3,128)
Converted to shares	(80,083)	(80,083)

Net carrying amount	$361,621	$359,539

The Company recognized interest expense on the 2023 Convertible Notes as follows:

	Year ended December 31,
	2022	2021	2020

Amortization of debt discount and issuance costs	$2,082	$2,184	$22,325

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

As the Capped Call Transactions are considered indexed to the Company's shares and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheet and are not accounted for as derivatives.

The cost of the Capped Call Transactions was recorded as a reduction to additional paid-in capital.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11:-    LEASES

The Company has entered into operating lease agreements, primarily for office facilities located around the world. These leases expire at various dates through January 2044, including renewal options that are reasonably certain to be exercised. The Company's Headquarters Lease is its most significant lease.

The Company entered into a lease agreement for its new corporate headquarters in April 2019 (the "Headquarters Lease"). According to the Headquarters Lease, the landlord will construct approximately 80,000 square meters (approximately 861,112 square feet) in Tel Aviv, Israel (the "Premises"), which will be leased to the Company as its new corporate headquarters. The transfer of possession of the Premises to the Company will take place in two phases. The initial lease term is 10 years, commencing upon the transfer of possession of the first phase of the Premises. The Company has options to extend the lease for additional periods of up to 15 years, most of which are at its sole discretion and were included in the lease term for accounting purposes.

As of December 31, 2022, the Company has occupied the first phase of the Premises, the lease of which commenced during the second quarter of 2022. The lease of second phase of the Premises, which is still under construction, is expected to commence during 2023. As of December 31, 2022, the Company has a commitment of approximately $250,000 related to the lease of the second phase of the Premises.

The components of lease expense were as follows for the periods presented:

	Year ended December 31,
	2022	2021	2020
Operating and variable lease cost	$36,679	$27,124	$21,104
Short-term lease cost	2,405	1,619	1,854

Total operating lease cost	$39,084	$28,743	$22,958

The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	December 31,
	2022	2021
Weighted average remaining lease term	14.63	6.12
Weighted average discount rate	3.9%	2.4%

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11:-    LEASES (Cont.)

Cash payments related to operating lease liabilities for the years ended December 31, 2022, 2021 and 2020, were $45,051, $26,688, and $21,104, respectively.

The maturities of the Company’s operating lease liabilities were as follows:

Fiscal years ending December 31,	December 31, 2022
2023	32,154
2024	29,334
2025	25,130
2026	23,058
2027	35,659
Thereafter	182,505

Total undiscounted lease payments	327,840

Less imputed interest	125,589

Total lease liabilities	$202,251

The Company subleases certain unused office space to third parties. Sublease income was immaterial for the years ended December 31, 2022, 2021 and 2020.

During the year ended December 31, 2022, the Company modified, or terminated, certain leases of office facilities in Ukraine due to the Russia-Ukraine conflict that began in February 2022. The impact on the Company's consolidated financial statements was immaterial.

NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES

a.    Pledges:

The Company has pledged bank deposits in the amount of $700, in connection with an office lease agreement.

b.    Legal contingencies:

As of December 31, 2022, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY

a.Ordinary shares:

The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.Treasury shares:

During the year ended December 31, 2021, the Company repurchased 895,136 outstanding ordinary shares for $200,000, through its share repurchase program authorized by the Board of Directors in May 2021. During the year ended December 31, 2022, the Company repurchased additional 2,772,811 outstanding ordinary shares for $231,873.

c.Share-based payment:

In April 2007, the Company's Board of Directors adopted an Employee Shares Incentive Plan -the 2007 Employee Share Option Plan (the "2007 Plan"). Under the 2007 Plan, options may be granted to employees, officers, non-employees consultants and directors of the Company and its Subsidiaries. The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

In October 2013, the Company's Board of Directors adopted a new Employee Shares Incentive Plan– the 2013 Incentive Compensation Plan (the "2013 Plan"). The 2013 Plan provides for the grant of options, restricted shares, RSUs and PSUs.

Under the Plans, as of December 31, 2022, an aggregate of 210,537 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

On December 29, 2022, the Company completed a value neutral option exchange for certain eligible non-director and non-executive employees. Pursuant to the option exchange, 706,629 out-of-the-money stock options granted between July 2018 and December 2021 under the 2013 Plan, with an average weighted exercise price of $176.72, were canceled and replaced with 160,576 replacement stock options with a lower exercise price and 157,119 RSUs.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

The aggregate fair value of the replacement options and RSUs was substantially the same as the fair value of the canceled options, as determined using the Black-Scholes option pricing model as of the exchange date. Additionally, the first vesting event post-exchange will occur one year following the exchange date. The first vesting will apply to replacement options or RSUs, as applicable, that were exchanged with either 1) options that were already vested as of the exchange date or 2) options that were unvested as of the exchange date, but were scheduled to vest during the 12 months following the exchange date. The replacement options or RSUs, as applicable, granted in exchange for unvested options scheduled to vest more than one year following the exchange date, will vest on the same schedule that applied to the unvested options for which they were exchanged. The exchange did not have a material impact on the Company's stock-based compensation expense.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs, PSUs and employee share purchase rights issued pursuant to the Company's ESPP and recognized for the years ended December 31, 2022, 2021 and 2020 was comprised as follows:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$17,810	$15,462	$9,127
Research and development	120,581	102,056	76,883
Selling and marketing	38,714	33,853	22,845
General and administrative	59,731	70,020	38,458

Total share-based compensation expense	$236,836	$221,391	$147,313

Total unrecognized compensation cost amounted to $400,166 as of December 31, 2022, and is expected to be recognized over a weighted average period of approximately 2.57 years.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

d.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2022 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value

Balance at December 31, 2021	4,717,200	$101.66	6.32	$339,012

Granted	647,217	119.62
Exercised	(209,839)	24.64
Forfeited	(822,556)	175.19

Balance at December 31, 2022	4,332,022	94.11	5.69	77,308

Exercisable at December 31, 2022	3,304,097	76.80	4.81	76,745

Vested and expected to vest at December 31, 2022	4,290,241	$93.84	5.66	$77,246

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model. The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020

Expected volatility	52.75%-59.08%	48.91%-52.22%	42.26%-49.24%
Expected dividends	0%	0%	0%
Expected term (in years)	4.93-5.03	4.85-4.91	4.84-4.99
Risk free rate	1.81%-4.34%	0.44%-1.22%	0.25%-1.40%

The following table set forth the parameters used in computation of the ESPP for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020

Expected volatility	65.00%-77.20%	56.94%-59.23%	34.52%-83.30%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	0.60%-3.34%	0.06%-0.07%	0.13%-0.95%

A summary of options data for the years ended December 31, 2022, 2021 and 2020, is as follows:

	Year ended December 31,
	2022	2021	2020

Weighted-average grant date fair value of options granted, per option	$49.14	$127.36	$68.91
Total intrinsic value of the options exercised	$11,843	$114,113	$436,187

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2022:

Exercise price (range)	Options outstanding as of December 31, 2022	Weighted average remaining contractual term	Options exercisable as of December 31, 2022	Weighted average remaining contractual term
		(years)		(years)

0-19.97	452,954	1.78	447,308	1.69
19.98-26.52	419,402	2.95	419,402	2.95
26.53-55.86	522,936	3.95	517,936	3.95
55.87-61.95	625,982	5.12	625,982	5.12
61.96-100.6	404,059	7.38	206,163	5.39
100.61-102.67	561,482	6.12	510,192	6.12
102.68-138.62	492,930	8.94	83,109	8.19
138.63-143.13	412,564	7.14	276,223	7.14
143.14-259.94	395,888	8.10	182,849	8.09
259.95-353.09	43,825	8.02	34,933	8.07

	4,332,022	5.69	3,304,097	4.81

e.A summary of RSU activity for the year ended December 31, 2022, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2021	2,225,449	$205.31

Granted	2,379,666	84.87
Vested	(1,016,894)	171.76
Forfeited	(466,089)	174.23

Unvested as of December 31, 2022	3,122,132	$129.04

The total fair value of shares vested during the year ended December 31, 2022 was $82,992. PSU activity for the years ended December 31, 2022 and 2021 was not material.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

f.Comprehensive income (loss):

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the years ended December 31, 2022 and 2021:

	Year ended December 31, 2022
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$(933)	$(123)	$(1,056)
Other comprehensive loss before reclassifications, net	(12,364)	(39,889)	(52,253)
Amounts reclassified from accumulated other comprehensive income to earnings:
Cost of revenues	—	938	938
Research and development, net	—	10,912	10,912
Selling and marketing	—	3,963	3,963
General and administrative	—	2,433	2,433
Financial expenses, net	1,608	—	1,608

Total accumulated other comprehensive loss, net	$(11,689)	$(21,766)	$(33,455)

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2021
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$3,768	$5,638	$9,406
Other comprehensive income (loss) before reclassifications, net	(4,672)	119	(4,553)
Amounts reclassified from accumulated other comprehensive income to earnings:
Cost of revenues	—	(279)	(279)
Research and development, net	—	(3,644)	(3,644)
Selling and marketing	—	(1,217)	(1,217)
General and administrative	—	(740)	(740)
Financial income, net	(29)	—	(29)

Total accumulated other comprehensive loss, net	$(933)	$(123)	$(1,056)

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Corporate tax in Israel:

The Israeli corporate tax rate was 23% for the years ended December 31, 2022, 2021 and 2020.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise or a Special Preferred Technological Enterprise (as discussed below) may be considerably less. Real capital gains derived by an Israeli company are subject to the prevailing corporate tax rate in the year of sale.

b.Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$(486,294)	$(72,066)	$(153,173)
Foreign	18,451	19,059	1,295

Loss before taxes on income	$(467,843)	$(53,007)	$(151,878)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

	December 31,
	2022	2021
Deferred tax assets:

Net operating loss carryforward	$15,050	$11,015
Operating lease liabilities	28,790	18,806
Research and development expenses carryforward	40,330	33,913
Share-based compensation	42,553	28,452
Depreciation differences	489	1,296
Accrued employees costs	4,198	4,546
Tax advances	63	1,241
Other	1,573	1,635

Deferred tax assets	133,046	100,904

Valuation allowance	(96,969)	(78,790)

Deferred tax liabilities:

Unrealized gains on marketable and other equity securities	14,032	72,626
Property and equipment	1,934	1,900
Operating lease ROU assets	28,289	17,136
Acquired Intangible assets (1)	2,525	2,936
Other	4,214	319

Deferred tax liabilities	$50,994	$94,917

Deferred taxes are included in the consolidated balance sheets, as follows:

Long-term liabilities	$14,917	$72,803

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

(1)In 2021, the Company completed an intra-entity transfer from US to Israel of certain intangible property (“IP”) rights associated with subsidiaries’ technology platform. This transfer resulted in income for US tax purposes of approximately $8,152 in 2021. As a result of the IP transfer, the Company utilized NOLs and consequently released the valuation allowance.

The Company has provided valuation allowances in respect of all net deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets.

d.Income taxes are comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current	$14,917	$10,621	$(535)
Deferred	(57,897)	53,581	15,524

	$(42,980)	$64,202	$14,989

Domestic	$(55,456)	$59,053	$16,193
Foreign	12,476	5,149	(1,204)

	$(42,980)	$64,202	$14,989

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

e.A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2022	2021	2020

Loss before taxes on income	$(467,843)	$(53,007)	$(151,878)

Statutory tax rate	23%	23%	23%

Theoretical income tax expense	(107,604)	(12,192)	(34,932)

Deferred tax assets for which valuation allowance was provided	18,179	40,520	29,485
Share-based compensation	3,132	(2,245)	(5,529)
Permanent differences	939	(1,202)	627
Tax adjustment in respect of different tax rate of foreign subsidiary	1,859	4,171	345
Preferred enterprise benefits	39,108	37,001	23,700
Rate change impact	—	—	(57)
Intra-entity intellectual property transfer	—	(3,913)	—
different tax rate	—	—	372
Prior years	(2,375)	—	—
Uncertain tax positions	3,894	416	—
Other	(112)	1,646	978

Income tax expense	$(42,980)	$64,202	$14,989

f.Net operating loss carryforward:

As of December 31, 2022, the Company had carryforward operating losses totaling approximately $123,490, of which $88,544 is attributed to Israel and can be carried forward indefinitely.

WIX LTD. AND ITS SUBSIDIARIES

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

Through December 31, 2022, the Company had not generated income under the provision of the new law.
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

WIX LTD. AND ITS SUBSIDIARIES

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

The new tax tracks under the Amendment are as follows: Preferred Technological Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A Preferred Technological Enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%). These corporate tax rates shall apply only with respect to the portion of income attributed to the intellectual property located in Israel.

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to regulations that were published by the Minister of Finance on May 1, 2017.
In January 2022, the Company notified the ITA that it waived the Beneficiary Enterprise status starting from the 2022 tax year and thereafter.

The Company evaluated the effect of the adoption of the Amendment 73 and it generally meets the conditions for tax benefits as a “Preferred Technological Enterprise.” Accordingly, if the Company generates taxable income in Israel, it should be subject to tax at the rate of 12%.

i.Tax benefits for research and development:

Israeli tax law (section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the Company's business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the above mentioned benefit for the majority of its research and development expenses. From time to time, the Company may apply to the Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

h.Tax reform in the U.S.:

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21% in 2018, repealed the corporate alternative minimum tax, and requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings.

The Company calculates an effective rate by computing the effective state tax rate and adding the expected federal statutory rate with a reduction for the federal benefit of the state tax expense.

The Company remeasured all U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 22%.

i.Tax assessments:

In Israel, the Company has final income tax assessments through tax year 2017. In the US, the Company has final assessments through the tax year 2018. Withholding tax assessments – the Company is under withholding tax audit for years 2016-2019. 2016 is under court orders. The company examine the assessments alongside with its lawyers and will try to reach a settlement. 2017-2019 is under stage B. The main issues that were raised by the Israeli Tax Authorities (ITA) relates to welfare of employees, company events, transportation (shuttles) etc.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

j.Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2022	2021	2020

Opening balance	$5,669	$1,811	$2,030
Increases (decrease) related to previous and current year tax positions	(2,331)	3,858	(219)

Closing balance	$3,338	$5,669	$1,811

NOTE 15:-    FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2022	2021	2020

Bank charges	$(728)	$(761)	$(539)
Income (expenses) related to hedging activity	9,747	6,408	(5,529)
Amortization of debt discount and issuance costs	(5,213)	(5,298)	(29,954)
Exchange rate loss	(6,403)	(6,711)	(2,352)
Net gain (loss) from equity securities	(200,338)	267,831	69,042

Total income (expenses )	(202,935)	261,469	30,668

Interest income	19,422	10,474	16,391

Total financial income (expenses), net	$(183,513)	$271,943	$47,059

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 16:-    BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2022	2021	2020
Numerator:

Net loss available to shareholders of ordinary shares	$(424,863)	$(117,209)	$(166,867)

Denominator:

Shares used in computing net loss per ordinary shares, basic and diluted	57,993,364	57,004,154	54,425,056

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Year ended December 31,
	2022	2021	2020

Shares used in computing net loss per ordinary shares, basic and diluted	57,993,364	57,004,154	54,425,056

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:

Share options	4,332,022	4,720,600	4,621,780
Restricted share units	3,123,019	2,225,516	2,078,427
Convertible Notes	3,969,514	3,969,514	4,530,284

	11,424,555	10,915,630	11,230,491

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.    The Company applies ASC Topic 280, Segment Reporting (“ASC 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.    The following tables present total revenues for the years ended December 31, 2022, 2021 and 2020 and long-lived assets as of December 31, 2022 and 2021:

Revenues:

	Year ended December 31,
	2022	2021	2020

North America (*)	$819,245	$731,251	$559,431
Europe	350,200	334,677	251,597
Latin America	56,712	55,244	51,053
Asia and others	161,509	148,485	122,286

	$1,387,666	$1,269,657	$984,367

(*)    Includes revenue from the United States in amount of $709,703, $588,886 and $481,098 for 2022, 2021, and 2020, respectively.

Long-lived assets and ROU assets:

	December 31,
	2022	2021

Europe and Asia (*)	266,648	98,487
North America	42,698	53,045

	$309,346	$151,532

(*)    As of December 31, 2022 and 2021, long-lived assets and ROU assets located in Israel amounted to $232,424 and $54,440, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 18:-    SUBSEQUENT EVENTS

a.    In August 2022, the Company announced a $150 million annualized cost reduction plan, aimed at improving gross margins, operating leverage, and free cash flow. On top of this plan, the Company announced in February 2023 an incremental $50 million cost savings initiatives for 2023, as part of which it parted ways with approximately 370 employees (7% of the total workforce), primarily from its Customer Care team. The Company expects it will incur approximately $20 million to $30 million of charges in the first quarter of 2023 in connection with its incremental savings efforts, consisting primarily of charges related to early termination, modification, or impairment of certain operating leases and related assets that will no longer be required for its ongoing operations, as well as employee benefits and severance payments. As the expected charges are subject to several assumptions, including local law requirements in various jurisdictions, actual expenses may differ materially from the estimates disclosed above.