Form 20-F
period 2023-12-31
Wix.com Ltd.
filed 2024-03-22
CIK 1576789

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, the registrant had outstanding 57,172,595 ordinary shares, par value NIS 0.01 per share.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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
In this annual report, the terms “Wix,” “we,” “us,” “our” and the “company” refer to Wix.com Ltd. and its subsidiaries.
This annual report may include statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and Item 3.D. “Key Information—Risk Factors” in this annual report.
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

•    “Partners” or “partners” means agencies, independent design professionals, web design, development professionals, and other third parties, who either act as resellers of our solutions to their customers or use our platform to provide website building and maintenance services to their customers, while further customizing our solutions to suit the needs of their customers, as well as users that purchase our enterprise-level subscriptions.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:
•our expectation that we will be able to attract and retain registered users and partners, and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macroeconomic environment continues to be turbulent;
•our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners;
•our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product;
•our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools;
•our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macroeconomic environments;
•our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue and/or bookings growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability;

•our expectation to maintain and enhance our brand and reputation;
•our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales;
•our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods;
•our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business;
•our expectation that we will effectively manage our infrastructure;
•our expectation to comply with AI, privacy and data protection laws and regulations as well as contractual privacy and data protection obligations;
•our expectations regarding the outcome of any regulatory investigation or litigation, including class actions;
•our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;
•our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the wars between Israel and Hamas and Ukraine and Russia, and the potential for wider regional instability and conflict;
•our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future;
•our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program;
•our expectations with respect to the integration and performance of future acquisitions;
•our ability to attract and retain qualified employees and key personnel; and
•our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated.
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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or SEC, including the following risk factors that could materially and adversely affect our business, financial condition, operating results and growth. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. See “Special Note Regarding Forward-Looking Statements” starting on page 5.
Risk Factors Summary
The following is a summary of the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.
Risks Related to Our Business and Our Industry
•    We may be unable to attract new registered users from which we can generate new premium subscriptions and additional business solutions, attract partners that will sell our solutions to, or purchase our solutions on behalf of, their customers, retain existing premium subscriptions, or increase the adoption of our business solutions, among others, due to pricing decisions we may make.
•    We may be unable to maintain and enhance the strength of our brand.
•    Our selling and marketing activities, and any adjustments we may make to our marketing strategy, may fail to generate new users or partners or fail to increase the revenue we generate from premium subscriptions to the levels we anticipate.
•We may be unable to maintain a consistently high level of Customer Care.

•    We may be unable to generate significant revenues from sources other than our premium subscriptions, such as from our business solutions.
•    We are subject to risks associated with international operations, such as risks related to the impact of the wars, including the wars between Israel and Hamas, and between Ukraine and Russia, and any potential escalation of these conflicts throughout the region, and may also be unable to effectively localize our platform on an international scale.
•    We are exposed to risks associated with payment processing and the provision of financial services.
•    We may be subject to adverse impacts of exchange rate fluctuations.
•    We may be susceptible to failures of our third-party hardware, software and infrastructure, including third-party data center hosting facilities, and any failure to protect against cyber-attacks.
•    We may fail to manage our infrastructure effectively, and fail to expand our infrastructure into additional geographic locations.
•    Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions, including inflation, interest rates, deterioration in securities or national credit ratings, and instability of banking systems.
•We may fail to manage our headcount effectively.
•    We may be unable to achieve sustained profitability in the future.
•    Trends in sales are not immediately reflected in full in our operating results because we recognize revenues from premium subscriptions over the term of an agreement.
•    Our Convertible Notes may impact our financial results, and we may not have or may fail to raise the funds to repay the Convertible Notes in cash at their maturity, settle conversions of the Convertible Notes, or repurchase the Convertible Notes.
•    We may be unable to raise capital to pursue our growth strategy.
•    Our future acquisitions and investments may not perform as expected.
•    Our business is subject to the risks of pandemics, natural disasters, and other catastrophic events, whether due to climate change or otherwise and we may be adversely affected by such macro conditions.
Risks Related to Our Market and Competitive Landscape
•We may fail to develop and introduce new products and services or keep up with rapid changes in design and technology, including developments using AI.
•We may be unable to hire, integrate and retain highly skilled personnel.
•We may be unable to attract a more diverse customer base such as partners, mid-size, large and enterprise-level companies, design professionals and tech savvy users, for which we have developed more customized solutions, such as Wix Studio.
•We may face increased competition in a highly competitive market for our users and partners audiences, including due to new emerging AI technologies.

•The demand for our solutions and platform could decline if we do not maintain the compatibility of our platform and solutions with changes and developments in third-party applications.
•Changes to technologies used in our solutions or upgrades of operating systems and Internet browsers may impact integration with our systems, and the process by which users interface with our platform.
•We may fail to effectively acquire and service different types of users, such as small business users.
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
•The use of our products may be impacted by consumer protection laws, such as the Digital Services Act (“DSA”), and standards of conduct implemented by private organizations.
Risks Related to Our Intellectual Property
•We may be unable to obtain, maintain and protect our intellectual property rights, and may be subject to claims (i) by third parties of intellectual property infringement, including due to our use of AI, (ii) by our contractors or employees for remuneration or royalties for assigned service invention rights and (iii) challenging the use of open-source software and/or compliance with open-source license terms.
Risks Related to Other Legal, Regulatory and Tax Matters
•We may be affected by the enactment of new governmental regulations regarding the Internet, which could hinder growth in the use of the Internet and increase our costs of doing business.
•The development and integration of AI into our offerings may present various risks, including regulatory, legal, financial, and result in reputational harm, liabilities or other adverse consequences to our operations.
•We may be liable, as a provider of online services, for the activities of our registered users or the content of their websites under relevant regulations, such as the DSA.
•We could face liability from disputes over registration and transfer of domain names.
•Trade and economic sanctions and export laws may restrict our business.
•The application of indirect taxes, other tax laws or regulations in the jurisdictions in which we conduct our business, could adversely affect our business and results of operations.
•Changes in tax laws could adversely affect our tax position and financial results.
•Changes in our provision for income taxes or adverse outcome resulting from examination of our income tax returns could adversely affect our results.

•We could be adversely affected by violations of anti-corruption, anti-bribery and anti-money laundering laws.
•Existing federal, state and foreign laws and regulations governing the sending of commercial emails and other consumer protection laws, could impact the use of our products, and potentially subject us and our users to regulatory enforcement or private litigation.
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
Risks Relating to Our Incorporation and Location in Israel
•Conditions in Israel could materially and adversely affect our business, including (i) the obligations of personnel to perform military service, (ii) differences in Israeli law compared to laws of other jurisdictions, (iii) the continued availability of local tax benefits, (iv) the effects of the ongoing conflict throughout the region, including the current war between Israel and Hamas and its potential escalation, and (v) difficulties enforcing a U.S. judgment against us or assert U.S. securities laws claims in Israel.
For a more complete discussion of the material risks facing our business, see below.

Risks Related to Our Business and Our Industry
Our results of operations and future revenue prospects will be harmed if we are unable to attract new registered users from which we can generate new premium subscriptions and additional business solutions, or attract partners that will sell our solutions to, or purchase our solutions on behalf of, their customers, or if we are unable to retain existing premium subscriptions or increase the revenue we generate from each premium subscription.
We primarily generate revenue through the sale of premium subscriptions and additional business solutions. The growth of our premium subscriptions base is mainly impacted by our ability to attract new registered users to our platform and the rate at which they upgrade the free web development, design and management software our platform offers them to premium subscriptions, as well as our ability to attract partners that will purchase our solutions for their use, sell our solutions to, or purchase our solutions on behalf of, their customers.

The growth of our premium subscriptions base is further impacted by our ability to retain and renew our existing subscriptions. The renewal rate of premium subscriptions also significantly impacts the overall number of premium subscriptions and, as a result, our revenues. One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. Premium subscriptions renewing on a yearly or multi-year basis allow for fewer opportunities of failure to renew such subscription compared to monthly subscriptions, whether deliberately or through failure to update payment information upon expiration. As of December 31, 2023, yearly and multi-year premium subscription packages constituted approximately 84% of all premium subscriptions. Substantially all of our premium subscriptions currently renew automatically at the end of each subscription period unless users actively disable the automatic renewal of their subscription in advance or if we are unable to renew their subscription.
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
•our ability to develop the required new technologies or offer new and relevant products and service offerings to our users, including technologies which incorporate AI;
•a reduction in our users’ spending levels or desire to create a web presence, including due to macroeconomic forces or geopolitical circumstances beyond our control;
•shifting demand in online commerce, including as a result of global supply chain deficiencies;
•our ability to attract and retain partners to purchase our subscriptions or other services, sell our premium subscriptions and/or create websites for their customers on our platform, including through our partners’ revenue sharing programs, and through our efforts to develop additional product functionality and administrative back-office capabilities for our partners, and to properly integrate such developments, to allow them to adequately sell our products to their customers and properly manage their operations;
•our ability to optimize our marketing strategies and to execute successful marketing and sales activities, including those aimed at attracting and retaining partners;
•pricing decisions we implement for our solutions, including the pricing of our solutions and services compared to our competitors, including by removing lower-tiered packages;
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

•the perceived or actual security, integrity, reliability, quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime, diminished website performance and loading times;
•the impact of cyber-attacks on our and our users’ data;
•competitive factors affecting the software as a service, or SaaS, business market, including the competitive landscape and the strategies that may be implemented by our competitors and the ease with which a user can switch to a competitor;
•unexpected increases in the cost of acquiring new registered users or partners;
•our dependence on establishing and maintaining strong brand perception;
•our ability to expand into new geographic markets and effectively localize our services, including our ability to make our products, support and communication channels available in additional languages and make our solution compliant with local laws and regulations; and
•material limitations or regulatory restrictions that may impact our ability to generate revenue, such as restrictive regulatory initiatives and limitations on our ability to incorporate AI into our offering or bill our registered users on a recurring basis or the manner in which the rebilling is performed, as well as our cancellation policies and practices.
If we are unable to maintain and enhance the strength of our brand, or if events occur that damage our reputation and brand, our ability to expand our base of users and partners and premium subscriptions, and to grow our revenues from the sale of such subscriptions and other products may be impaired, and our business and financial results may be harmed.
We believe that maintaining, promoting and enhancing the Wix brand is critical to expanding and retaining our base of users that may purchase premium subscriptions and business solutions over time, as well as to our partners who sell our solutions to, or purchase our solutions on behalf of, their customers, or for their own uses. In addition to paid promotions, our Wix brand is promoted through free sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines. The strength of the “Wix” brand is also essential to maintaining our cost-efficient marketing strategy. The following factors and events may contribute to our inability to maintain and enhance our brand, or damage our reputation and brand:
•any local or global unfavorable media coverage or negative publicity about our industry or our company, including as a result of litigation, unwanted scandals, or the war between Israel and Hamas and any potential escalation of the conflict throughout the region;
•becoming targeted by activist groups seeking to bring attention to elements of our brand, products, business model, employment practices, sustainability practices, advertising, spokespeople, locations, countries in which we operate, organizations or political or other matters we support or do not support, in order to gain support for their interests or deter us from continuing practices with which they disagree;
•our ability to provide high-quality, well-designed, useful, reliable, secure, data privacy protective, innovative, relevant and competitive solutions and services, including AI driven tools, which we may not do successfully or may not do as successfully as our competitors;

•our ability to develop solutions and products that meet the design and technological needs of our partners and tech savvy users, such as our AI tools and Wix Studio;
•introduction of new terms of use or policies that users perceive unfavorably;
•the ability of our Customer Care team to provide customer support to our users at a highly professional level, including elevated levels of support to our partners and large or enterprise size users;
•our international branding efforts may prove unsuccessful due to language barriers, an unfamiliar regulatory landscape, political perspectives, and cultural differences, and we may therefore be unsuccessful in establishing strong brand adoption in new and existing markets and geographic locations;
•steps we take to deploy a cost-efficient marketing strategy;
•our inability to integrate third-party applications desired by our users or negative experiences our users have with using third-party applications and websites integrated with Wix, including through our App Market, if they do not meet users’ expectations of quality, data privacy or security;
•certain third-party providers that our users rely on, may discontinue their engagement with us, which could have an adverse effect on our reliability and reputation;
•errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platform, including the products and solutions we license from third parties, may harm our reputation and brand, especially if these errors occur when we introduce new services or features, all of which may reduce our revenues;
•if our social media advertisements are unappealing to certain audiences or are showcased within content that is unappealing to users, or if we remove or fail to remove content that may or may not be perceived as offensive or controversial to certain audiences, our brand and reputation may be harmed;
•if we are unable to block fraudulent users from conducting their business on our platform or if we fail in blocking illegal activity, such as money laundering or drug trafficking, or other hostile or offensive activities, from taking place on our platform, our reputation and our results of operations, in particular in our online commerce offering may be harmed;
•any allegation that we have neglected public commitments regarding our environmental, social, and governance (“ESG”) and human capital management initiatives, including if we do not adapt to or comply with expectations, standards, and regulations, regardless of whether there is a legal requirement to do so; and
•if users, partners, or third parties with whom we work violate applicable laws or our policies, those violations could result in other liabilities for us and could harm our business. Such violations may also negatively impact our reputation and brand in ways that could cause additional harm to our business, for example creating a negative consumer or regulatory perception around the use of our products.

If our reputation is harmed, we may be unable to sell our products and solutions, including through partners who may have higher demands than other customers and therefore may be less inclined to offer our services to their customers. If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, our business and our financial results may be adversely affected.
Our results of operations would be adversely affected if our selling and marketing strategies and activities fail to generate new users or partners that purchase premium subscriptions and business solutions or fail to increase the revenue we generate from each premium subscription to the levels we anticipate.
We acquire new registered users, who may purchase premium subscriptions and business solutions over time, through paid marketing channels, such as cost-per-click (CPC) advertisements on search engines, social networking sites and through our affiliates program, targeted and generic banner advertisements on other sites, and social network influencers who promote our platform. In addition, premium subscriptions are further acquired through the selling and marketing activities of our sales and account management teams that targets partners, who may purchase a higher volume of premium subscriptions to sell to their customers, including through incentivizing partners through revenue sharing programs, as well as to enterprise-level users who purchase premium subscriptions and other services for their own needs. Our selling and marketing activities also focus on increasing revenues from existing premium subscriptions by offering complementary business solutions such as additional features, products, and applications, including those developed by third parties. We may also invest a portion of our marketing expenses on more traditional advertising and promotion of our brand, including through sponsorships with professional sports franchises and others.
In 2023, 2022 and 2021, advertising expenses were $142.8 million, $224.3 million and $284.5 million, respectively, representing 9%, 16% and 22% of our revenues, respectively.
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
A number of factors could impact our ability to succeed in our sales and marketing strategy and execution and to generate the return on marketing that we expect, including:
•if we fail to accurately predict user acquisitions or interest or to estimate the conditions and behaviors that drove historical user behavior, in particular during turbulent global macroeconomic times that lead to inflation or supply chain challenges, such as the global impact of the wars between Israel and Hamas (and any potential escalation of the conflict throughout the region) and between Russia and Ukraine;

•if we lose access to one or more of the paid marketing channels we utilize because the costs of advertising becomes prohibitively expensive or for other reasons, such as political or other backlash we may experience as a result of the war between Israel and Hamas, we may not be able to promote our brand effectively, which could limit our ability to grow our business;
•if the levels of organic or free traffic to our site decrease due to search engines or social networking sites, modifying their algorithms or changing their terms of use or policies, or becoming subject to restrictive regulatory initiatives such as the Digital Markets Act, or DMA, in the European Union or other competition legislation, our websites may appear less prominently or not at all in search results, which could result in fewer potential users or potential partners clicking through to our website and impede our ability to deploy our marketing efforts;
•if our marketing campaigns and social media presence prove less successful than anticipated in attracting registered users that purchase premium subscriptions and other business solutions;
•if our sales and marketing efforts and campaigns to partners or new user demographics are unsuccessful; and
•if we experience an unexpected increase in the marginal acquisition cost of new registered users.
If we fail to achieve our marketing return on investment targets within the timeframe we expect and if our rates of premium subscription acquisitions and revenue per subscription fail to meet market expectations, any of these could have a material adverse effect on our results of operations and share price.
If we fail to maintain a consistently high level of Customer Care, our brand, business and financial results may be harmed.
We believe our focus on customer care is critical to retaining, expanding and further penetrating our user base, as well as converting registered users into purchasing premium subscriptions and adopting our business solutions. As a result, we have invested in the quality and training of our Customer Care operations and call center personnel in many of our global locations. More recently, we have incorporated AI technology, which may also carry regulatory, legal, business, and financial risks.
If we are unable to maintain a consistently high level of Customer Care, including throughout our different customer care teams globally, in particular following the right-sizing of our Customer Care and related efficiency measures and the growing complexity of our solutions, if our technological capabilities and different methods of communication with our users prove inaccurate or are inadequate in supporting our users who prefer human interaction or other methods of interaction than we provide, and if we fail to provide partners with the levels of support they anticipate, we may lose existing registered users and partners, and we may be unable to generate premium subscriptions from such user base or increase our sales of business solutions to our existing premium subscribers, and may not be successful at maintaining and expanding our partners demographic. If we fail to maintain adequate Customer Care and ease the use of our platform’s functionality in accordance with our users’ needs, our reputation, financial results and business prospects may be materially harmed.

Our future prospects may be adversely affected if we are unable to generate revenue from sources other than our premium subscription packages, which comprise a majority of our Creative Subscriptions Revenue.
In addition to Creative Subscriptions Revenue, we generate Business Solutions Revenue from additional products and services that are offered to our users to enhance their digital presence, including email services, applications sold through our App Market or elsewhere on our platform or on platforms operated by our subsidiaries, and from revenue sharing agreements we have for the sale of payments services through Payments by Wix, paid ad campaigns, and shipping services. Our ability to increase Business Solutions Revenue from sales made by our e-commerce users is affected by the scope and volume at which such users sell their merchandise and services through our platform. We cannot offer any assurances that Business Solutions Revenue will continue to grow at a similar pace as in prior years, that our e-commerce users will continue to be successful, or that sales of the business solutions we may offer in the future will be a significant part of our revenues. Material changes in our agreements with certain providers may significantly affect our ability to generate revenue from sources associated with such providers. If we do not succeed in selling these solutions, our future prospects may be adversely affected.
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
•compliance with foreign laws and regulations applicable to cross-border operations including export controls, anti-money laundering, copyright, consumer protection, online advertising, emerging AI regulations, and liability of Internet service providers, some of which may be conflicting;
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
•personnel culture or other culture-related differences;
•uncertain political and economic climates and increased exposure to global political, economic, and social risks that may impact our operations or our users’ operations, including the impact of global health emergencies, supply chain disruptions, terrorism, war, including the wars between Israel and Hamas (and any potential escalation of the conflict throughout the region) and between Ukraine and Russia, natural disasters and other foreign events;

•currency exchange rates and restrictions related to foreign exchange controls;
•different sources of competition;
•different customer spending levels, in particular in light of recent global macroeconomic trends; and
•differing levels of credit card use, access to online payment methods, and payment risks.
These factors, or other factors, may cause our international costs of doing business to exceed our expectations and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.
We have localized, and may continue to localize, our products in certain territories, including through our local partners penetrating such markets on our behalf. Such localization efforts include adapting the languages and currencies we use, expanding our systems to accept payments in forms that are common in those targeted markets and tailoring our Customer Care, to provide our users with a local experience and cater to their specific needs. Our international expansion may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target, or if we were to engage with a partner who is not appropriately qualified to operate in local markets.
Entry into additional international markets, particularly emerging markets, requires significant management attention and financial resources, and presents challenges that are different from those associated with more developed international markets. In particular, regulations limiting the use of local credit cards and foreign currency could constrain our growth in certain countries.  For example, regulations in certain countries may restrict recurring charges on credit cards. We have established subsidiaries in certain foreign jurisdictions and may continue to expand into new jurisdictions to facilitate local payments and may be subject to local regulations in such respective jurisdictions. Countries or states may be subject to governmental sanctions, or sanctions placed by payment processors or other companies, which could restrict our ability to charge users. Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods, including in-person methods, and we may encounter sudden currency devaluations. Currency controls in emerging countries may make it hard for us to repatriate bookings or profits that we generated in a particular country. We may also face pressure to lower our prices to compete in emerging markets, which could adversely affect revenue derived from our international operations.
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
We have had operations in Ukraine since 2013. As of the year ended December 31, 2023, we engaged 605 contractors in Ukraine, as well as 11 employees, primarily focused on research and development activities and Customer Care. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, many of our Ukrainian team members have relocated to other countries, primarily Poland, and others have relocated within Ukraine. To date, a small number of our Ukrainian team members were drafted to active military duty, however, there are no assurances that a more substantial number will not be drafted as the war continues and military conscription laws expand, which could significantly influence the operations of our Ukrainian sites. In addition to a significant number of personnel and operations in Ukraine, we also lease office space in a number of cities in Ukraine, all or some of which may be damaged or destroyed as a result of the attack against Ukraine. We are actively monitoring the security of our people and their families and the stability of our infrastructure, including communication methods, physical assets, electricity, and internet availability and handling potential impacts to our development infrastructure, however, we cannot assure that our efforts to maintain stability will not affect our business.
We continue to execute our business continuity plan in response to the Russian invasion, however, there is no assurance that our continuity plans will fully address these issues, and there is no certainty that levels of productivity will not be negatively affected in the future, which may adversely affect our business, operating results and financial condition.
Additionally, the conflict between Ukraine and Russia has led to sanctions being levied by the United States, the European Union, the United Kingdom, and other countries against Russia, Belarus, and certain Russian occupied regions in Ukraine, has led to and could lead to significant market and other disruptions, including significant volatility in commodity prices, instability in financial markets, supply chain interruptions, political and social instability, and increases in cyberattacks, all of which have impacted and could continue to impact our business, and our Ukraine operations for an unknown period of time. In response to these sanctions, in March 2022, we discontinued our commercial operations in Russia.

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
We accept payments from our users, primarily through credit and debit card transactions and alternative payment methods, and are subject to a number of risks related to our ability to receive payments from our users, including (i) interchange and other fees paid by us, which may increase over time and may require us to either increase the prices we charge for our products or experience an increase in our operating expenses; and (ii) potential failures of our billing systems to automatically charge our premium subscribers’ credit cards on a timely basis or at all.
In addition, we facilitate payment collection by our users from their users through Payments by Wix, our proprietary payment service, which enables our users to accept payments for goods and services sold online and in-person to their customers, from a variety of payment providers, on major credit and debit cards. This includes Wix Payments, our own payment service, as well as third-party payment processors.
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
•increased costs and resources to deal with user onboarding and fraudulent transactions or chargeback disputes, which may increase in an economic downturn if users become insolvent, bankrupt or otherwise unable to fulfill their commitments;
•potential fraudulent or otherwise illegal activity by our users, their users, developers, employees or third parties, or activities prohibited by our payment providers which could lead to our increased liability, in particular with respect to our Wix Payments operations;
•our reliance on third parties such as gateways, payment service providers and acquiring banks, which may experience vulnerabilities in their internal control systems, face down time, insolvency or other instabilities in the banking system, and thus affect our cash flow;
•restrictions on funds or required reserves related to payments; and
•additional disclosure and other requirements, including new onboarding authentication, reporting regulations and new credit card associated rules.

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
The payment card networks, such as Visa and MasterCard, have also adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services, and have discretion to both set and interpret the rules and may do so with little or no prior notice. We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and acquiring banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry (PCI) Data Security Standards, or PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks, which may include indemnification clauses. Such failure to comply may subject us and/or our users to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us or our users from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of registered users or participants or regulatory or criminal investigations. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our users, which would adversely affect our business, operating results and financial condition.

Exchange rate fluctuations may negatively affect our results of operations.
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2023, approximately 67% of our revenues were denominated in U.S. dollars and approximately 33% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar and the Brazilian Real. In 2023, approximately 66% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 27% in New Israeli Shekels, or NIS. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any). We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have increased our net loss by approximately $43.1 million in 2023. We estimate that a 10% concurrent devaluation of foreign currencies including Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar and the Brazilian Real against the U.S. dollar would have increased our net loss by approximately $48 million in 2023. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses and revenues, as appropriate and as reasonably available to us. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, in particular during the current turbulent macroeconomic environment. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”
Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could adversely affect our business.
We rely on collocated servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East Coast and the other located on the West Coast, each of which is capable of running individually, and we have additional CDN providers worldwide and a hosting data center in Europe to improve our performance and provide backup in case of failure of our primary data centers. The vast majority of our compute and data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon.com, Inc., as well as by additional providers that we may need for specific purposes. Our network equipment is built with redundancy and efficacy in mind, and is stored in servers leased from Equinix, Inc., and Amazon.com, Inc. If our server providers are unable or cease, for any reason, to make their data centers available to us without sufficient advance notice, we would likely experience delays in the service we provide our users, until the migration to an alternate data center provider or other service provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services with which we are engaged, do not guarantee that our users’ access to our platform will be uninterrupted or error-free. We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, industrial espionage, intentional acts of vandalism, terrorist attacks, fraud and other misconduct, as well as damage or interruption from fires, natural disasters, including various climate risks, war, power loss, telecommunications failures or similar catastrophic events. Problems faced by our third-party vendors and partners, including hosting providers, technological or business-related disruptions, as well as cybersecurity threats which may increase during times of war, could adversely impact our business and results of operations, as well as the experience of our users, which in turn could adversely impact our business and results of operations. Cyberattacks and security incidents are expected to accelerate in both frequency and impact, as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.
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
The scalability and flexibility of our cloud-based infrastructure, particularly in times of growth in our business and operations, depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth. We may be unable to achieve or maintain data transmission capacity high enough to handle high levels of traffic or process transactions in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our platform and solutions and could negatively impact our reputation. The growth in the number of registered users and transactions in the past few years, and new developments and functionalities offered on our platform, has increased the amount of both our stored marketing and research data and the data of our users and their users that we require. Further, as we continue to attract users who utilize our online commerce solutions, the volume of transactions processed on our platform is expected to increase, especially if such users draw significant numbers of buyers over short periods of time. These, and other developments, such as increased use of AI technology, may place additional pressure on our infrastructure and may affect the quality of our platform and efficiency of our operations.

In the future, we may be required to allocate resources and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, to handle increased customer traffic and transactions, or to comply with data protection regulations in jurisdictions in which we provide our services, or due to us becoming an open platform, if we choose to do so. Moreover, as our user base and variety grow, and as users rely on our platform for more complicated activities, including through Wix Studio and Velo by Wix or similar solutions, we will need to devote additional resources to improving our infrastructure and continue to enhance its scalability to maintain the performance of our platform and solutions. Our need to effectively manage our operations will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our needs. If we do not manage our infrastructure effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.
Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions including inflation and interest rates and other adverse developments affecting the financial services industry.
At December 31, 2023, we had liquid assets totaling $1.03 billion, comprised of $822.3 million in cash and cash equivalents and short-term deposits and $205.4 million in short-term and long-term marketable securities. Our investments are subject to general credit, liquidity, defaults, non-performance, inflation, and interest rate risks or other adverse developments that affect financial institutions, other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, which have in the past and may in the future lead to market-wide liquidity problems. The performance of the capital markets affects the values of the funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.
We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, and the continuing turmoil in the financial markets, especially due to the uncertainties related to global macroeconomic trends including liquidity concerns in local and global banking systems, and effects of the wars between Israel and Hamas (and any potential escalation of the conflict throughout the region) and between Ukraine and Russia, may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are generally recognized as other comprehensive income (loss), or OCI, which is a separate component of equity until realized. Realized and credit losses related to our investments portfolio may adversely affect our financial position and results.

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
In addition, we regularly maintain cash, cash equivalents and bank deposits at financial institutions in the United States, Israel and other financial institutions abroad. Our funds at these institutions exceed insured limits and some are not insured at all. In the event of failure of any these financial institution, there can be no assurance that we would be able to access uninsured funds in such financial institution in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.
If we fail to manage our headcount effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. Furthermore, our corporate culture has contributed to our success, and if we cannot maintain this culture, our business, financial condition and results of operations may be harmed.
As of December 31, 2023, we had 5,302 employees and contractors, which represents an approximately 4% net reduction in headcount since December 31, 2022. Our workforce is located in various locations globally, including in Israel, the U.S., Canada, Ukraine, Lithuania, Ireland, India, Germany, Japan, UK, Brazil, Poland, the Netherlands and Australia.  As a result of the military invasion of Ukraine by Russian forces that began in February 2022, many of our Ukrainian team members have relocated to other countries or within Ukraine, and there is no assurance that further escalations will not cause additional personnel to be drafted to military service or relocate. In addition, members of our Israeli workforce were drafted into active military reserve duty following the October 7, 2023 attacks by the Hamas terror organization on Israel and the ensuing war. Managing our headcount has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources.
In addition, we believe that an important contributor to our success has been, and will continue to be, our corporate culture. If we are unable to adequately manage our headcount and other business changes in a manner that preserves the key aspects of our corporate culture, including as a result of the war between Israel and Hamas (and any potential escalation of the conflict throughout the region), and the uncertainty faced by our Ukrainian team regarding their future work location, we may be unable to continue to perform at current levels or execute our business strategy.

We have a history of operating losses, expect to incur operating losses in the future, and may not be able to achieve sustained profitability within our expected timeframe.
As of December 31, 2023, we had an accumulated deficit of $1.04 billion. Although we expect that our operating expenses as a percentage of revenue will continue to decline in accordance with our Three-Year Financial Plan (see Item 5. “Operating and Financial Review and Prospects—Company Overview”), we still anticipate incurring increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions. We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining and increasing the amount of revenues per premium subscription to achieve sustained profitability. Nevertheless, if we are unable to sustain the targets set out in our Three-Year Plan within the expected timeframe, grow our premium subscriptions at the required rate or maintain or increase revenues per premium subscription, if we incur expenses that we believe are necessary or desirable (such as to invest in businesses, marketing, research and development or technologies that we believe will be important for our business) or if we incur unexpected expenses or achieve lower profit margins than we expect, including in our partners business, we may be unable to achieve sustained profitability at the time expected by investors, or at all.
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
We may not have the funds or the ability to raise the funds necessary to repay the Convertible Notes in cash at their maturity, settle conversions of the Convertible Notes in cash, or repurchase the Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.
In August 2020, we sold $575 million aggregate principal amount of 0.00% Convertible Senior Notes due 2025 (the “Convertible Notes”), all of which were outstanding as of December 31, 2023.

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
The Convertible Notes may be converted, under the conditions and at the conversion price specified in the Convertible Notes, into cash, our ordinary shares and/or a combination thereof (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our shareholders’ equity, and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

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
From time to time, we may seek additional equity or debt financing to fund our operations, refinance our existing debt, develop new solutions and services or make acquisitions or other investments. The U.S. Federal Reserve, as well as other central banks, have raised the benchmark interest rate multiple times during 2023, and there can be no assurance that rates will not increase further in the future. This could increase interest expense on additional debt financing and could materially adversely impact our ability to refinance existing debt upon maturity, sell assets at attractive terms, and limit our acquisition and development activities.
Our business plans may change, other general economic, financial or political conditions in our markets may change, or other circumstances, such as illiquidity, insolvency or other instabilities of the global banking system, or instabilities arising out of the war with Hamas (and broader regional escalations) may arise, that have a material adverse effect on our cash flow and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired, and our results of operations may suffer.

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
•difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company;
•difficulties in integrating, operating and managing an acquired company’s security and privacy infrastructure, which may be particularly challenging when acquired businesses utilize heavily customized or outdated systems, and difficulty integrating the accounting systems and operations of the acquired company;
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
Our business is subject to the risks of pandemics, natural disasters, and other catastrophic events, whether due to climate change or otherwise.
Our business operations are subject to interruption by various events beyond our control. Significant natural disasters, such as an earthquake, fire or flood, or other unusual or prolonged adverse weather patterns, whether due to climate change or otherwise, public health epidemics or pandemics such as COVID-19 and its variants, political unrest, cyber-attacks, geopolitical instability, and other events beyond our control may cause damage or disruption to our operations, to international commerce, and to the global economy, and could have a material adverse impact on our business, operating results and financial condition. Our partners, suppliers, and users are also subject to the risk of catastrophic events. If our business continuity and disaster recovery arrangements prove to be inadequate, our services could be interrupted. In those events, our ability to deliver our services in a timely manner, as well as the demand for our services, may be adversely impacted by factors outside our control.
Risks Related to Our Market and Competitive Landscape
If we fail to develop and introduce new products and services, or maintain existing products and services provided to us by third parties that are significant to our registered users as well as our partners, or if we fail to keep up with rapid changes in design and technology, our business may be materially adversely affected.
The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our users and develop products that provide them with the tools they need to operate their businesses. Our future success in attracting new users, including new demographics of users, such as partners and enterprise users, and increasing our premium subscriptions and the revenue we generate from each subscription, will depend on our ability to improve the look, quality, functionality, performance, security, design and reliability of our solutions and services, including our integrated third-party business solutions and suit them to the needs of our targeted users.

We invest significant time and effort in the research and development of new and upgraded solutions and service offerings to serve our users, including the development of vertical solutions for specific business segments, mobile applications and solutions, commerce solutions, various design elements, such as customized colors, fonts, content and other features, including through Wix Studio, our responsive editor geared towards design professionals, and our full-stack no-code/low-code development platform, Velo by Wix, intended to attract developers to our platform. We have also made, and continue to make investments in a multitude of AI initiatives to enable users to build and get online faster and easier as well as improve the overall user experience. These initiatives include AI-driven text generation, image generation, design and layouting capabilities and analytic features.
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
If we are unable to successfully enhance our existing products to meet evolving user and partner requirements and increase adoption and usage of our products and third-party products, if we are unable to maintain existing products provided to us by third parties that are significant to our users, if our efforts to increase the usage of our products are more expensive than we expect, or if our solutions are not innovative or advanced enough or fail to achieve widespread acceptance, users and potential users may adopt the products and services of our competitors, and our revenue and competitive position could be materially adversely affected.
We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our growth.
Our future success and ability to maintain effective growth will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, designers, developers, and product managers. In addition to hiring and integrating new highly skilled employees, we must continue to focus on retaining our best employees who foster and promote our innovative corporate culture.

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which require us to compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, and emerging AI driven technologies. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region, in particular given the growing number of local companies that are expanding their development activities, and the growing number of multinational corporations establishing a presence in Israel.
We also engage developers in Ukraine, Lithuania, Germany and Poland to benefit from the significant pool of talent that is more readily available in each of those markets. Due to the war initiated by Russia against Ukraine, many of our Ukrainian team relocated to countries outside of Ukraine or to different locations within Ukraine without certainty regarding their ability to continue residing in such new locations. As a result, those relocated team members may be required to relocate again to other countries, and we may be unable to retain them.
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
Moreover, if we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer. Key personnel may further solicit other team members to leave with them, and our business could suffer from an additional loss of talent. We have entered into employment and services agreements with our executive officers and key employees that contain non-compete covenants. Despite these agreements, we may not be able to retain these officers and employees. If we cannot enforce the non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or prevent our employees from establishing their own competing ventures, either of which could materially adversely affect our business and results of operations. To the extent we hire personnel who were previously employed by our competitors, we may be subject to allegations that they have been improperly solicited or that they divulged proprietary or other confidential information. In addition, we have grown in recent years and it may be harder to retain employees that seek to work in a smaller organization.
We invest significant amounts of cash and equity to attract and retain employees, and we may never realize returns on those investments. While we intend to grant restricted share units, performance share units or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee share-based compensation under our equity grant programs which may increase the pressure to limit share-based compensation, coupled with pressures to limit share-based compensation in order to decrease overall dilution overhang rates.

In addition, due to the high profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and/or increase retention costs.
If we are unable to attract a more diversified customer base, such as partners, mid-size, large and enterprise-level companies, design professionals and tech-savvy users, for which we have developed and effectively integrated more customized solutions and applications, our business, growth prospects and operating results could be adversely affected.
Our business has been focused in the past few years on serving users who are considering starting a business, as well as small or medium-sized businesses and ventures that are up and running but need help growing and expanding their digital capabilities. In more recent years, our business also focused on additional user demographics with whom we have less experience selling to, such as partners, as well as mid-size, large and enterprise-level companies for which we are developing new features and applications, such as back office functionality required to serve their customers’ needs or their own needs, and manage a large volume of premium subscriptions and business solutions.
You should consider our future prospects in light of the challenges we may experience when selling our solutions to these additional user demographics, including our relatively short history of marketing and selling to partners, longer sales cycles, delayed execution of our product integration model following successful sale transactions, and, in certain cases, our ability to migrate users of such customers to our platform.
Some of our products are suited for more technically skilled users or web developers, such as Velo by Wix, which enables our users to build advanced and content-rich websites and applications using their advanced development capabilities, and Wix Studio, our website creation platform that offers advanced design and layouting capabilities specifically targeted at design professionals. If we are unable to increase sales of our products intended for partners (including through partners’ revenue sharing agreements), mid-size, large and enterprise-level companies, tech-savvy users, or other customer segments we may target, and adapt our products to their needs, our estimated total addressable market may be overstated and our business, growth prospects and operating results may be adversely affected.

We may face increased competition in a highly competitive market.
While there are other providers who offer features similar to those found in our solutions, we believe that we do not compete with traditional web development firms as we focus not only on web development but also on quality, creativity, technology, design and complementary business solutions. Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers and large service companies who offer online commerce capabilities, domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or to have one built by their workforce, as well as newly emerging generative AI solutions that may develop website building capabilities. Moreover, AI technologies are rapidly evolving, and our competitors are increasing the use of these technologies. Our competitors may integrate AI into their products more efficiently, successfully, or quickly than we are able to, which could harm our ability to compete effectively and have a negative impact on our results and operations. Our ability to successfully develop and integrate AI into our products will partially depend on our ability to attract and retain employees with appropriate expertise in AI, and hence we also expect competition for AI-related talent and expertise.
Additionally, we may face competition from other companies that offer solutions that are competitive with the features offered within our business solutions, such as email service providers, payment facilitators, customer service platforms, and logo designers. Furthermore, it is possible that other providers may in the future decide that offering a comprehensive platform similar to our platform represents an attractive business opportunity. In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, a longer operating history, more extensive commercial relationships in certain jurisdictions, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources. Such a competitor may use these advantages to offer solutions and services similar to ours at a lower price, develop different or niche solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. We may also face competition from companies that offer their products and services to enterprise-level companies and web design agencies and development professionals, like our partners, who create a web presence for their own customers. Increased competition could result in us failing to attract users and sell premium subscriptions or business solutions, including through our partners, at the rate we expect, or maintain or increase our revenue from such premium subscribers. It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.

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

Our business will suffer if we fail to effectively acquire and service different types of users, such as small business users, large enterprise-level customers, and partners.
A significant portion of our premium subscriptions are from small businesses. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our solutions or may be more sensitive to price increases, especially in times of global macroeconomic uncertainty or recessions, which can have associated effects, including impacts from supply chain challenges, high levels of inflation, illiquidity of banking systems, and increased interest rates, which may have a long-term impact on the global economy. We believe that the small business market is underserved, and we intend to continue to devote substantial resources to it, including through our partners who sell directly to their customers, some of which are small businesses. We aim to grow our revenues by adding new small business customers, selling additional business solutions to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium solutions. If the small business market is affected by, or fails to overcome the current turbulence of the macroeconomic climate, if our efforts to grow sales through our partners draws attention and resources from our focus on the small business market we cater to, or if we are unable to market and sell our services to small businesses effectively, directly or through our partners, our ability to grow our revenues quickly and become profitable will be harmed.

Risks Related to Privacy, Data and Cybersecurity
If the security of the data we store in our systems, including personal information or business data of our users and their users, is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.
Due to the nature of our business, our systems and the systems of our cloud providers with which we contract store large amounts of information and data including our proprietary and confidential business data, data of our prospective and registered users, as well as data relating to the visitors and customers of our users (which we refer to as our users of users). We also maintain certain personal data of our personnel and job candidates (collectively, “Confidential Information”). Confidential Information may include personal information such as email addresses, geo-location, usage data, business data, passwords and also billing information, such as credit card numbers, full names, billing addresses, phone numbers, and additional information, which may be, or perceived to be sensitive or confidential. Third-party services available on our platform may also collect such Confidential Information and share it with us. In addition, as part of our product strategy, we have partially become an open platform, which may increase access of third parties to information and data available on our platform, or increase the scope of third parties who are integrated with our platform through our App Market. Apart from our attempts to scan and remove specific content such as content which may be deemed as child pornography or phishing patterns, we do not regularly monitor or review the content that our users, and their users, upload and store, or information, content, and data we receive from third-party applications and, therefore, we do not control the substance of the content on our servers, which may include confidential or personal information, including Confidential Information. As a result, we face risks of external or internal unauthorized access or leaks of user information, which may result in legal claims or proceedings (such as class actions) and negative reputational impacts that cause us to lose existing or future customers.
Although we have implemented cybersecurity standards and controls, operating rules and certification requirements, including in accordance with PCI DSS and Systems and Organization Controls 2 (SOC2), we cannot be sure that the steps that we have taken to protect the security, availability, integrity and confidentiality of the Confidential Information we, or our users, collect, store, or transmit, will succeed in preventing inadvertent or unauthorized use or disclosure. There can also be no assurance that our cybersecurity program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and Confidential Information. Payments by Wix, for example, requires and is based on integrations with third-party vendors, service providers and payment gateways, and depends on the efficacy of secure transmission protocols and related technologies. There can be no assurance that the data security standards we have implemented, including for the collection and transmission of credit card and other payment information, or those of our third-party service providers, will adequately comply with the security standards of any jurisdiction in which we seek to market our solution.

Furthermore, like many online and other companies, we have experienced and may experience in the future cyberattacks and security incidents, as well as attempts by third parties to circumvent the security of our systems. We have experienced, and expect to continue to experience, attempts by hackers to penetrate our internal network and hosted servers. Hackers are increasingly using various tools and techniques, including leveraging technology, such as AI, to sophisticated tailored phishing attacks, ransomware, computer malware, viruses, distributed denial-of-service (DDoS) attacks, a technique used by hackers to take an internet service offline by overloading its servers, and other exploitation of known and unknown vulnerabilities. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology Systems, Confidential Information or business. Moreover, retaliatory acts by Russia in response to economic sanctions or other measures taken by the international community against Russia arising from the Russian military invasion of Ukraine could include an increased number or severity of cyberattacks from Russia or its allies. Similarly, as a result of the current war between Israel and Hamas (and any potential escalation of the conflict throughout the region), we may be increasingly targeted by malicious actors seeking to sabotage our cyber environment. The scale of some of these attacks against us in the past has caused us and some of our registered user websites to experience intermittent downtime. Although to date none of these incidents has been material, there can be no assurance that any future attempts may not be material. In addition, risks of internal leaks from our employees or other insiders, whether due to human error or malice, or acts of sabotage, exist, and we may not have adequate internal controls to properly monitor and prevent such leaks. We may not be successful in identifying, blocking or otherwise preventing access to our systems or Confidential Information, despite our security measures. Since techniques used to obtain unauthorized access change frequently, including newer strains of malware, and ransomware, as well as attacks generated by bad actors supported by foreign governments, we may be unable to anticipate these techniques or to implement adequate preventative measures. Furthermore, given that attackers are increasingly using tools that circumvent controls and obfuscate forensic evidence, we may be unable to promptly detect, investigate, remediate or recover from a future attack or incident or avoid material adverse impact to our systems, Confidential Information or business.
Because we make extensive use of third-party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third party systems can materially impact our operations and financial results. Additionally, our products and services are integrated with our customers’ systems and processes, and any circumvention or failure of our cybersecurity defenses or measures in relation to such systems and processes could compromise the confidentiality, integrity, and availability of our customers’ proprietary or other sensitive information. We also rely on outside parties to provide physical security for our facilities, including data centers, and any physical breach of security could result in unauthorized access or damage to our systems.

If our security measures are, or are perceived to be, breached, whether because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed, exploited or abused in any way, as a result, an unauthorized party disrupts our operations, or accesses any of our Confidential Information, users’ data or the data of their users, or otherwise gains control of our platform, or if it is perceived that any unauthorized access has occurred (such as when users utilize weak passwords or their credentials are disclosed, stolen or lost), our brand may be negatively impacted, we may be unable to acquire new users, our relationships with our users may be damaged, our registered users may choose to cancel their premium subscriptions, we could incur increased costs of incident responses, system restoration, remediation and compliance, or other liability and could be subject to regulatory investigations, fines and litigation (including class action lawsuits); any of which may negatively impact our business, operating results or financial performance, and/or result in a decline of our share price. Even if such a data breach affects a competitor and does not arise out of our actions or inactions, the resulting concern about using our platform could negatively affect our business.
We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of our systems and Confidential Information. Many jurisdictions have enacted laws requiring companies to notify individuals (and regulators) of data breaches or cybersecurity incidents involving certain types of personal information, and, in addition, our agreements with certain of our providers require us to notify them in the event of a security incident. These, and other mandatory disclosures, including SEC required disclosures, regarding a cybersecurity incident may lead to negative publicity and may cause our investors, registered users or providers to lose confidence in the effectiveness of our cybersecurity measures. We could be required to devote significant resources to investigate and address a security incident. Additionally, some jurisdictions, as well as our contracts with certain providers, require us to use industry-standard or reasonable measures to safeguard Confidential Information, and failure to comply with such safeguards and measures may cause harm to our operations. Following the introduction of Wix Payments, our integrated payment processing solution, and the increased storage of personal and financial information, including Confidential Information, of our users and their users, a violation of data privacy or security laws or contractual clauses, many of which focus on personal financial and payment information, could lead to reputational harm, loss of business, legal action (including class action litigation) and/or regulatory inquiries, resulting in monetary liability, other penalties or other consequences that could negatively impact our reputation and adversely affect our operating results and financial condition.

If our data security measures fail to protect the credit card details, passwords or personal and financial information, including Confidential Information, adequately, we could be liable to both our users and their users for any related losses (such as fraudulent credit card transactions), as well as certain of our providers under our contractual agreements, including fines and higher transaction fees. Additionally, we could face regulatory action or face litigation, and our users and providers could terminate or materially change their relationships with us, any of which could harm our business, results of operations or financial condition. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular data related claim. Our existing general liability insurance coverage and coverage for errors and omissions may not continue to be available on acceptable terms or at all in the future or may not be available in sufficient amounts to cover one or more large data related claims. The insurer may also exclude certain data related events from coverage, or deny coverage for any future data related claim. The successful assertion of one or more large data related claims against us that exceeds our available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.
We are subject to data privacy and data protection laws and regulations, as well as our contractual data privacy and security obligations to third parties and to our users and their users, and our failure to comply with any of these regulations or obligations may subject us to sanctions, damages and other liabilities, and could harm our reputation and business.
We are subject to data privacy and security laws and regulations adopted in Israel, Europe, the U.S., Australia, Brazil, and other jurisdictions. In recent years, there has been an increase in attention to, and regulation of, data privacy across the globe, including in the U.S.

EU and UK
For countries that are part of the European Economic Area (EEA), we are subject to the General Data Protection Regulation, or GDPR, and in the United Kingdom to the UK General Data Protection Regulation, or UK GDPR, which include stringent obligations in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual. These regimes impose comprehensive data privacy compliance requirements, including detailed disclosures about how personal data is collected and processed, demonstration that appropriate legal bases are in place to justify data processing activities, compliance with rights for data subjects in regard to their personal data, ensuring appropriate safeguards are in place where personal data is transferred out of the EEA and the UK to certain jurisdictions, notification to data protection regulators (and in certain cases, affected individuals) of significant personal data breaches, requirements to include certain obligations in contracts, and compliance with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, trainings and audit procedures. The GDPR and UK GDPR also include significant penalties for failure to comply; among others, a fine up to €20 million/£17.5 million or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed under each regime. Such penalties are in addition to any civil litigation claims (including class actions) for compensation or damages, and any orders to cease/change our processing of personal data or other enforcement orders, and reputational damage.
The GDPR and UK GDPR also regulate cross-border transfers of personal data out of the EEA and the UK, respectively. Recent legal developments in Europe, including decisions from the Court of Justice of the European Union and regulatory guidance from regulators in the EEA and UK, have created complexity and uncertainty regarding certain transfers. We transfer EEA and UK personal data to Israel, which benefits from an adequacy decision from the EEA and UK authorities; review and variation of existing adequacy decisions could require us to take additional steps to comply with GDPR and UK GDPR requirements for certain transfers. Moreover, the European Commission and the UK’s Information Commissioner’s Office have published certain requirements for use of standard contractual clauses, including transfer impact assessments and additional supplementary security measures to enable cross-border transfers from the EEA and the UK, respectively, which we may not adequately implement or comply with. Compliance with laws on data transfers could lead us to suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, and the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.
Additionally, other countries outside of the EEA have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our solutions and operating our business in these countries.

In addition, we are subject to evolving European Union and UK privacy laws on cookies, web beacons and similar tracking technologies, and e-marketing. In the EU and UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. Under EU and UK law, consent, as defined in the applicable law, is required for the placement of a non-essential cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR and UK GDPR also impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents, a requirement to ensure separate consents are sought for each type of cookie or similar technology. As regulators, activists, consumer protection organizations and third parties increasingly enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of or limitations to cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to better know our users.
United States
In the United States, there are a number of federal laws that impose limits on or requirements regarding the collection, distribution, use, security and storage of personal data of individuals. The Federal Trade Commission (FTC) Act, for example, grants the FTC authority to enforce against unfair or deceptive practices, which the FTC has interpreted to require that companies’ practices with respect to personal data comply with the commitments posted in their privacy policies.
In addition, in the United States at the state level, we are subject to a number of laws, including but not limited to the California Consumer Privacy Act, or CCPA, which provides data privacy rights for California residents and imposes operational, privacy and security requirements on covered companies. The CCPA imposes fines of up to $7,500 per violation, and creates a private right of action in relation to certain data security breaches. Following the enactment of the CCPA, comprehensive privacy statutes that share similarities with the CCPA have been enacted or proposed in several other states. Any failure or perceived failure by us to comply with these laws could result in proceedings or actions against us. All of these state laws and others that are being produced or enacted, may require us to modify our data practices and policies and to incur substantial costs, effort and expenses in order to comply. In addition, the enactment of these state laws could have potentially conflicting requirements that could make compliance challenging and costly.

Israel
In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority (“IPPA”). In this respect, material changes to the Data Security Regulations may require us to adjust our data protection and data security practices, information and other technical and organizational security measures, certain organizational procedures and supervisory roles. Failure to comply with the PPL, its regulations, and guidelines issued by the IPPA may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability, and compel us to take certain remedial actions to rectify any irregularities, which may increase our costs. Current pending legislation may result in a change of the current enforcement measures and sanctions. The IPPA may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors.
Complex laws relating to data privacy and security are often inconsistent and may be subject to amendment or re-interpretation and may be implemented in a non-uniform way in many jurisdictions around the world, and we may not be aware of every development that impacts our business. For instance, different data protection authorities in the EU have published guidelines regarding the correct usage of cookies and similar technologies; such guidelines are not always consistent in their interpretation and application of relevant laws. These different national guidelines relating to data privacy and security issues often contradict each other and are subject to change in the future. This may cause us to incur significant costs and expend significant effort to ensure compliance. Due to the accessibility of our services worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy or data protection laws even in jurisdictions where we have no local entity, employees or infrastructure. Where the local data privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data or the data of their users that we collect, process and/or store is only collected, processed and/or stored in accordance with applicable local law. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards relating to data privacy and security. We have certain data privacy and security-related obligations to our registered users based on our privacy policy and terms of use, and we may be contractually liable to third parties in the event we are deemed to have wrongfully processed personal information. A failure by us or a third-party contractor providing services to us to comply with applicable data privacy and security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation (including class actions) and may subject us to reputational harm. This failure may be amplified as we continue to utilize and implement different types of technology, such as AI, and as we have become an open platform.

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
In general, data privacy concerns are widely acknowledged and data privacy laws are being enacted and enforced by a growing number of states and countries as time passes. Such data privacy laws restrict our storage, use, processing, disclosure, and transfer of personal information, including credit card data obtained in relation to our users and their users. Many of these laws require us to maintain an online privacy policy and terms of use that disclose our practices regarding the collection, processing, and disclosure of personal information. This may cause our users to resist providing the personal information necessary to allow them to use our platform effectively and their users may also resist providing personal information to our users due to data privacy and security concerns and could lead to the loss of current or prospective users or other business relationships. Additionally, the GDPR, UK GDPR, the CCPA, new and expanding “Do Not Sell” requirements or regulations restricting the use of personal information for advertising, and other legal and regulatory changes are making it easier for individuals to opt-out of having their personal information collected through an opt-out button, and to choose whether or not to be tracked online, which could result in higher rates of opting out, requests for data deletion, or prevention of our online tracking which can impact our operation and decrease the demand for our products and services.
In Europe, while the recently enacted Digital Markets Act (DMA) primarily applies to designated gatekeepers, it has potential implications for our business, particularly as those gatekeepers may serve as our vendors or partners in the areas of marketing and analytics. The DMA aims to foster a fairer and more competitive digital market by, among other things, restricting the ability of gatekeepers to track user activity across different websites and services. Measures taken by designated gatekeepers may reduce the effectiveness of targeted advertising, which could potentially impact our marketing efficiency and return on investment.

Third-party intermediaries have emerged that offer services involving individuals opting out of their personal information being collected at scale (i.e., from all platforms, including ours). Such actions may further impair our ability to grow our business and to continue to process and store the information we need for our marketing analysis, and our results of operations and financial condition could suffer.
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
We have experienced, and may continue to experience, third-party assertions that our solutions, services and intellectual property, including those based on AI technologies, infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims, based on trademark, copyright and/or patent infringement, among other claims, may be made directly against us, or against our users or other business partners using our technology. Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We entered into settlement agreements in the past with NPEs and with operating companies with respect to patent infringement claims. We have also licensed patents from third parties in areas that are related to our technology to preempt our protection against future intellectual property infringement claims.
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
In addition, third parties may assert infringement claims against our users (as well as our partners) relating to our products and solutions. These claims may require us to initiate or defend protracted and costly litigation on behalf of our users, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our users or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our users may be forced to stop using our products.
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
We rely on our brand and trademarks to identify our solutions to our users and to potential users, and to differentiate our solutions from those of our competitors. While we aim to acquire adequate protection for our brand through trademark registrations in key markets, occasionally, third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market, which could also impede the success of our or our partners’ efforts to market our brand in such markets. If we are unable to adequately protect our trademarks, third parties, including partners, may use brand names or trademarks identical or similar to ours in a manner that may cause confusion to our users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources for the advertising and marketing of new brands.
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

Any of our pending or future patent, copyright or trademark applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all. We are unable to guarantee that additional patents, copyright registrations or trademark registrations will be issued to us from pending or future applications or that, if patents, copyrights or trademarks are issued to us, that they will not be challenged, invalidated or circumvented, or that the rights granted under the patents, registered copyrights or registered trademarks will provide us with meaningful protection or any commercial advantage.
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
We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. Under the Israeli Patent Law, 1967, or the Patents Law, inventions conceived by an employee or a person deemed to be an employee during the scope of their employment with a company are regarded as “service inventions,” which are owned by the employer, absent a specific agreement between employee and employer giving the employee service invention rights. The Patents Law also provides that in the absence of an agreement between the employer and employee (or a person deemed to be an employee) that prescribes whether, to what extent, and on what conditions the employee is entitled to remuneration for his or her service inventions, the employee is entitled to refer the matter to the Israeli Compensation and Royalties Committee, a body constituted under the Patents Law, which will determine whether the employee is entitled to such remuneration. The Patents Law provides general guidelines for determining this Committee-enforced remuneration, which have not yet been applied by the Committee in its rulings. Although our contractors or employees, in Israel and in the other jurisdictions in which we operate, have agreed to assign to us service invention rights, depending on the jurisdiction and governing body of law, we may face claims challenging the ownership of such invention rights and the validity of the agreements and demanding remuneration in consideration for assigned inventions, and we cannot be certain that our practices are consistent with applicable regulations in our various locations. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former contractors or employees, or be forced to litigate such claims, which could negatively affect our business.

We use open-source software in connection with our proprietary software and solutions, and we may face claims challenging the use of open-source software and/or compliance with open-source license terms.
We use open-source software in connection with our software development or software we purchase within the framework of an acquisition. From time to time, companies that use open-source software have faced claims challenging the use of open-source software and/or compliance with open-source license terms, and we may be subject to such claims in the future. Some open-source licenses require users who distribute software containing open-source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. We cannot provide assurances that our internal policy that restricts certain open-source licenses ensures that open-source software is not used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source software license will be entirely effective at preventing the forced disclosure of our proprietary source code or the payment of damages for breach of contract. It is our view that generally there is no distribution of software in connection with the majority of our services, since no download and/or installation of software is necessary to use our services and our editing and design platform is accessible solely through the cloud, and therefore we would not need to make available all or part of our software. Part of our services, such as our mobile application for example, however, are considered a distribution of software. In addition, making Software-as-a-Service products available over a network is also deemed to be software distribution under certain open-source licenses. In those instances, if a specific open-source license requires it, we may be obligated to disclose part of our proprietary code. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.
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
•regulations relating to the use of AI;
•restrictions on the ability to make certain telephone calls or send text messages to mobile telephone numbers;
•cross-border e-commerce and online payments issues; and
•ease of accessibility by our users to our platform.
We may also become subject to claims, lawsuits (including class action or individual lawsuits), government or regulatory investigations, inquiries or audits, and other proceedings. We expect the number of legal disputes may increase as we grow larger, as our business expands in scope and geographic reach, and as our platform and solutions increase in complexity, and we expect we will continue to face additional legal disputes. We also receive media attention, which could result in increased litigation or other legal or regulatory reviews and proceedings. The adoption of any new laws or regulations, or the application, enforcement, or interpretation of existing laws or regulations to the Internet, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business, subject our business to increased liability for non-compliance, subject us to class action lawsuits, or prevent us from delivering our services over the Internet or in specific jurisdictions, thereby materially harming our business and results of operations.
The development and integration of artificial intelligence into our offerings may present regulatory, legal, business, and financial risks, and result in reputational harm, liability, or other adverse consequences to our operations.
We use both internally and third-party developed machine learning and AI technologies in our business, and are constantly working on expanding our AI capabilities, including through improvements to our existing AI technologies, as well as through development of new products and features, including, generative AI.

The regulatory framework around the development and use of emerging AI technologies is rapidly evolving, and many federal, state and foreign government bodies and agencies have introduced, and are currently considering, additional laws and regulations related to the development and integration of AI, machine learning, large language models (LLMs), and additional emerging data technologies, including those designed to mitigate or control for bias and discrimination in the context of AI and machine learning. For example, in the United States, an executive order was issued in October 2023 on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI. The order seeks to balance innovation with addressing risks associated with AI by providing guiding principles and priorities, such as ensuring that consumers are protected from fraud, discrimination and privacy risks related to AI. Legislation has also been promulgated on the state level. For example, the California Privacy Protection Agency is currently finalizing regulations under the CCPA regarding the use of automated decision making. In Europe, the European Commission proposed a regulation seeking to establish a comprehensive, risk-based governance framework for AI in the EU market, the EU AI Act, which was politically agreed to in December 2023, and was passed by the EU Parliament on March 13, 2023. The EU AI Act is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance. We may incur additional expenses and costs associated with complying with such laws and regulations, as well as face heightened potential liability if we are unable to comply with these laws and regulations. Moreover, the creation and use of such AI-generated content raise various questions relating to intellectual property ownership and rights, which have not yet been fully addressed by regulations and courts. We also have no assurance that our use of AI within our product offering will not limit our ability to benefit from regulatory safe harbors.
In addition to the regulatory and legal uncertainties around the development and deployment of such technologies, there are other risks, challenges and possible unintended consequences, which could require extensive investment of resources to develop, test and maintain our services, including by developing appropriate protections and safeguards in order to minimize or remediate harmful impacts on our business and data privacy safeguards. The creation of content by the AI technologies we use may carry various risks, including content which might be factually inaccurate, incorrect or flawed, and might include bias, misrepresentations, offensive language and inappropriate statements. Our users, and their users, may rely on such content, and it could harm them, and consequently our reputation, operations and business. AI also presents emerging ethical and social concerns, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience harm to our brand, competitive harm and legal liability.

Activities of registered users or the content of their websites could render us liable as a provider of online services, damage our reputation and brand, or harm our ability to expand and retain our base of registered users and premium subscriptions, which could adversely affect our business, financial condition and results of operations.
Certain jurisdictions, including the United States and certain European countries, among others, have adopted laws relating to the liability of providers of online services for activities of their users and other third parties, including with respect to defamation, threats or incitement to violence, sale or purchase of illegal goods, exploitation of minors and others, terrorist activities, invasion of privacy and other torts, copyright and trademark infringement such as the Digital Service Act (“DSA”), which governs, amongst other things, our potential liability for illegal conduct or content on our services and which may increase our compliance costs, require us to change our processes, operations and business practices and potentially subject us to significant fines if applied in a manner inconsistent with our practices and we are not able to achieve compliance. In particular, we may need to respond to content take-down requests by users and others, in a manner compliant with the specific requirements of the DSA. Certain actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or that are deemed to be infringing a third party’s intellectual property rights, or registered users acting under false or inauthentic identities or using our product to conduct illegal activities, could negatively affect our reputation and brand and impose liability on us. This particularly applies to our registered users who do not have premium subscriptions and who, therefore, maintain the “Wix” logo on their websites. Apart from monitoring selling activities of our users who elect to utilize our Wix Payments processing service and our attempts to scan and remove specific content such as content which may be deemed as child pornography or phishing patterns, we do not regularly monitor the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage. While we have adopted policies regarding illegal, infringing, or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities without our knowledge. The safeguards we have in place may not be sufficient to avoid liability on our part under applicable laws, including the EU Copyright Directive, the EU Directive on Electronic Commerce 2000/31 (“EU e-Commerce Directive”) and the DSA (which replaced the provisions of the EU e-Commerce Directive that currently govern the liability of providers of online services for the activities and content of their users), or avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use or use deemed to be an infringement of intellectual property rights was high profile, as this could adversely affect our ability to expand our registered user base, our business, and financial results.
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

Although these statutes and case law in the U.S. and elsewhere have generally shielded us from liability for user activities to date, court rulings in pending or future litigation or future regulatory or legislative amendments may narrow the scope of protection afforded to us under these laws. The CDA and the case law interpreting it generally provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on registrars’ servers unless they participate in creating or developing the content. The Stop Enabling Sex Traffickers Act (SESTA) and Allow States and Victims to Fight Online Sex Trafficking Act of 2017 (FOSTA), which became effective in April 2018, amend certain portions of the CDA, which may limit the immunity previously available to us under the CDA. In the U.S., there have also been, and continue to be, various congressional and executive efforts to remove or restrict the scope of the protections available under Section 230, and courts likewise could narrow the scope of existing liability protections. If such changes occur, our current protections from liability for third-party content in the United States could decrease or change, potentially resulting in increased liability for third-party content and higher litigation costs. Such amendments to or reinterpretations of Section 230 could require significant changes to our products, business practices or operations. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. In addition, comparable legislation in Europe or other jurisdictions may conflict with U.S. statutes and case law, and we may not be able to benefit from safe harbors afforded by applicable law and may, in certain cases, be deemed non-compliant. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position. Further, our indemnity from our registered users may also not be deemed valid in all jurisdictions or may not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause our registered users to abandon material aspects of our service. Any such adverse legal or regulatory developments could substantially harm our operating results and business.
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
Some of our business activities may be subject to various restrictions under U.S., Israeli and EU export controls and trade and economic sanctions laws.
U.S. Laws and Regulations
In the United States, we may be subject to U.S. and other export control and trade and economic sanctions laws and regulations, including the Export Administration Regulations, or EAR, administered by the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, and the various sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, or collectively, U.S. Trade Controls. U.S. Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in countries or territories that are the target of comprehensive U.S. sanctions, or collectively, U.S. Sanctioned Countries, and with persons that are the target of U.S. Trade Controls-related prohibitions and restrictions. We endeavor to conduct our business in compliance with applicable U.S. Trade Controls, and have developed, implemented, and maintain policies and procedures designed to prevent unauthorized activities. However, we cannot guarantee that such protocols will be fully protective, and our failure to comply could result in adverse legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm.

Russia’s annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to sanctions and other measures being levied by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including, among others, the agreement to remove certain Russian financial institutions from the SWIFT payment system, which can significantly hinder the ability to transfer funds in and out of Russia. As a result of the conflict in Ukraine, the United States, the European Union, the United Kingdom, and other countries may implement additional sanctions, export-controls or other economic and other measures against Russia or other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as any potential responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets, including heightened inflation, cyber disruptions or attacks, higher energy costs and higher supply chain costs, and could adversely affect our business, financial condition and results of operations.
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
Israeli Laws and Regulations
The Israeli Trading with the Enemy Ordinance — 1939, or the Ordinance, prohibits any Israeli person from trading goods with enemy countries or with the residents of enemy countries. The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria (as well as Iraq which is temporarily exempt from the list), or Israeli Sanctioned Countries. The Ordinance was enacted in 1939 and does not expressly address online services. We therefore cannot state with certainty if or how the provisions of the Ordinance apply to the type of services that we provide.
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

The application of indirect taxes, other tax laws or regulations could adversely affect our business and results of operations
The application of indirect taxes, such as sales tax, use tax, value-added tax, gross receipts tax, and digital services tax, to our business is an evolving issue that requires ongoing judgment to evaluate our applicable tax obligations. U.S. states are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet. We and our subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our subsidiaries give rise to a nexus. We and our subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subject to sales/use taxes, including towards their users, which may decrease the likelihood that such registered users would purchase or continue to renew their premium subscriptions. Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction worldwide, may increase and cause either our prices to increase or our bookings and revenue to decline. Tax collection responsibility and the additional costs associated with indirect tax collection, remittance, and audit requirements, in addition to reporting requirements, could create additional tax exposure for us and additional burdens for our users. New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business.
Changes in tax laws could adversely affect our tax position and financial results.
New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Inflation Reduction Act, which was enacted in the United States in 2022, introduced a 15% corporate minimum tax on certain U.S. corporations and a 1% excise tax on certain stock redemptions by U.S. corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain U.S. affiliates. Further, the U.S. government may continue to enact significant changes to the U.S. federal income taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these or other changes being enacted or implemented is unclear. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes or the related uncertainty have a negative impact on us, our suppliers or our consumers, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities, including the country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two pillars. Pillar One focused on the profit allocation of large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two Global Anti-Base Erosion (GloBE) is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). As of December 31, 2023 GloBE rules have been enacted (the legislation will be effective for the financial year beginning January 1, 2024) in certain jurisdictions in which we operate through local entities. Given these developments, it is generally expected that we will be subject to higher tax reporting requirements, which may adversely affect our effective tax rate or result in higher cash tax liabilities.
Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.
We are subject to income taxation in the United States, Israel and numerous other jurisdictions. Our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, including a review of our IP structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Significant judgment is required to determine the recognition and measurement attributes prescribed in Accounting Standards Codification 740-10-25 (“ASC 740-10-25”). ASC 740-10-25 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes.
We are also subject to the regular examination of our income tax returns by the Israeli Tax Authority, the U.S. Internal Revenue Service and other tax authorities in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing, IP structure or other matters and assess additional taxes. While we regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes from these regular examinations will not have a material adverse effect on our results of operations and cash flows. Further, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. The final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Due to the global nature of our business, we could be adversely affected by violations of anti-corruption, anti -bribery, and anti-money laundering laws.
Due to our global business, we may be subject to various anti-corruption, anti-bribery, and anti-money laundering laws. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the UK Bribery Act 2010, or UK Bribery Act, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law—2000 and similar anti-money-laundering and anti-bribery laws in other jurisdictions generally prohibit companies, their employees, and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business, and from otherwise being involved in receiving and/or transferring the proceeds of criminal activities. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption, and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and provide our services to users around the world, which geographically stretches our compliance obligations. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees, including those engaged in sales activities, agents, partners, or third-party representatives will not engage in prohibited conduct and render us responsible under the FCPA, the UK Bribery Act or any similar anti-bribery laws in other jurisdictions. If we are found to be in violation of the FCPA, the UK Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, agents, partners, or third-party representatives or due to the acts or inadvertence of others), we could be faced with whistleblower complaints, suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.
Existing federal, state and foreign laws and regulations governing the sending of commercial emails and other consumer protection laws, could impact the use of our products and potentially subject us and our users to regulatory enforcement or private litigation.
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
Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and have subsequently traded as high as $362.07 per share and as low as $14.28 per share through March 21, 2024. From January 1, 2023 through March 20, 2024, our ordinary shares traded as high as $145.79 per share and as low as $75.28 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:
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
•developments concerning regulations that may impact our business, or our involvement in litigation, including regarding intellectual property rights;
•breaches of cyber security or privacy incidents, and the costs associated with any such incidents and remediation;
•our sale or purchase of ordinary shares or other securities in the future, or such sales or purchases by our significant shareholders, or executive officers or directors;
•market conditions in our industry;
•changes in key personnel;
•the trading volume of our ordinary shares;
•short selling activities;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions or other global circumstances beyond our control, such as elevated inflation, interest rates, instability of banking systems, the wars between Israel and Hamas (and any potential escalation of the conflict throughout the region) and between Ukraine and Russia or the effects of events such as the COVID-19 pandemic.

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
Our failure to meet our financial guidance or any component thereof in any given quarter or year may result in a decline in the market price of our ordinary shares.
We may release guidance in our quarterly earnings conference calls, quarterly earnings releases, analyst days or otherwise, based on predictions by management, which are necessarily speculative in nature. Our guidance, which may be multi-year in nature, may vary materially from actual results for a variety of reasons, including that our cash generation may be uneven across quarters.
If our revenue, bookings, free cash flow, or other operating results or profitability measures, or the rate of growth of such measures, fall below the expectations of our investors, or below any forecasts or guidance we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ordinary shares could decline substantially. Such a stock price decline could occur even when we have met our own or other publicly stated revenue, bookings, free cash flow, or earnings forecasts. Our failure to meet our own or other publicly stated revenue, bookings, free cash flow or other forecasts, or even when we meet our own forecasts but fall short of securities analyst or investor expectations, could cause our stock price to decline and expose us to lawsuits, including securities class action suits. Such litigation could impose substantial costs and divert management's attention and resources.
We cannot guarantee that we will obtain the required approval for future increases to our repurchase program, if applicable, or that we will repurchase any of our ordinary shares pursuant to our announced repurchase program or that our repurchase program will enhance long-term shareholder value.
In July 2023, our board of directors authorized a new repurchase program under which up to a total of $500 million was available to purchase our ordinary shares and/or Convertible Notes (representing up to 50% of the Company’s expected cumulative free cash flow through the end of 2025). The initial repurchases pursuant to the repurchase program, as authorized by our board of directors, and approved by the Israeli court in December 2023 for an amount of $300 million, provided the Company with the authority to make repurchases of $300 million of our ordinary shares and/or Convertible Notes through July 30, 2024. As of February 13, 2024, we completed the entirety of the $300 million court-approved repurchase amount. Our repurchase program was subsequently increased by the board of directors by an additional $25 million, leaving a total of $225 million remaining for repurchase under the Board approved program. The specific timing and amount of repurchases under the repurchase program for the remaining $225 million, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties.

Repurchases of our ordinary shares and/or Convertible Notes pursuant to our repurchase program could affect the market price of our ordinary shares or increase its volatility, and could potentially reduce the market liquidity for our ordinary shares. Additionally, our repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our repurchase program will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase program’s effectiveness.
Future sales of our ordinary shares by our principal shareholders or directors and officers, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.
If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. This includes sales by our two largest shareholders who, as of February 29, 2024, beneficially owned approximately 19.2% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace by us or these shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.
As of February 29, 2024, 7,824,654 ordinary shares are subject to outstanding options, performance share units (“PSU”), and restricted share units (“RSU”), awards granted to employees and office holders under our share incentive plans, of which 3,586,715 are ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.
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
As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, or NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ. We currently follow home country practice regarding quorum requirements, the distribution of annual and interim reports and the adoption or amendment of equity-based compensation plans. In the future we may elect to follow home country practice in Israel for other matters, such as the NASDAQ requirement to have separate executive sessions of independent directors without management present and the requirement to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of U.S. domestic issuers. See Item 16G. “Corporate Governance.”
As a foreign private issuer, we are not subject to U.S. proxy rules or Regulation FD and are exempt from filing certain Exchange Act reports, and the loss of foreign private issuer status could adversely affect us.
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
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2023, and we do not expect to be treated as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in Item 10.E. below) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its own tax advisor as to the potential effects of the PFIC rules. See Item 10.E. “Additional Information—Taxation—United States Federal Income Tax Considerations.”
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
Risks Relating to Our Incorporation and Location in Israel
The Ongoing War and Other Conditions in Israel could adversely affect our business.
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
On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas, and a military campaign against Hamas commenced in parallel to continued rocket and terror attacks by Hamas. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations.
Israeli civilians continue to be the target of terrorist threats. In addition, Israel faces threats from more distant neighbors, in particular, Iran which has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities. In the event that the situation escalates into a greater regional conflict or our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to provide services could be materially and adversely affected. Our commercial insurance does not cover direct losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.
The intensity and duration of Israel’s current war against Hamas (or a broader regional conflict) is difficult to predict, as well as such war’s economic implications on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.
Additionally, a number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase, including as a result of the war with Hamas which may further agitate the current hostilities. These restrictions may significantly limit our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies. We may also continue to be targeted by cyber-terrorists because of being an Israeli company.

Finally, the current Israeli government has recently pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, have indicated that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, volatility in the securities market, decrease in foreign investors’ willingness to invest in Israel and generally lead to a deterioration of Israel’s international standing in the global capital markets as a vibrant democracy. Such proposed changes may also lead to political instability or civil unrest. To date, these initiatives have been substantially put on hold. However, if these initiatives are reinstated, and any of the foregoing risks were to materialize, it may have an adverse effect on our business, results of operations and ability to raise additional funds, if deemed necessary by our management and board of directors.
Our operations may be disrupted by the obligations of personnel to perform military service.
As of December 31, 2023, we had 3,059 employees based in Israel. Our employees in Israel, including executive officers, may generally be called upon to perform up to 56 days per each three-year period, (in some cases more, e.g. military officers may be called to serve up to 84 days per each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their certain military profession up to the age of 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government).
Since the war with Hamas began on October 7, 2023, the Israel Defense Force (IDF) has called up several hundred thousand of its reserve forces to serve. Certain of our employees (including key employees) and/or their family members were called to active military reserve duty. The ongoing war and possibility of escalation may require a more significant number of our Israeli employees to serve in active reserve duty, as a result our operations could be disrupted for extended periods of time. Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
The Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law, was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73. Until December 31, 2021, we were eligible for certain tax benefits provided to “Beneficiary Enterprises” under the Investment Law. In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter. In 2023, we did not utilize the tax benefits under the Investment Law, as we had carry forward losses for Israeli tax purposes. Once we generate taxable income in Israel, we are expected to be eligible for benefits as a “Preferred Technological Enterprise.” In order to be eligible for the tax benefits for “Preferred Technological Enterprises,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”
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
Principal Capital Expenditures
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023, and for those currently in progress, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
B.    Business Overview
We are a leading global cloud-based web development platform for millions of registered users and creators worldwide. Wix was founded on the belief that the Internet should be accessible to everyone and with the mission to enable anyone to express themselves online and for businesses and organizations to take their businesses, brands and workflows online to create and manage a fully integrated and dynamic digital presence. As of December 31, 2023, we empower approximately 263 million registered users worldwide who began the website building process with us. We have developed a software-driven solution to web development and management that provides a complete and powerful cloud-based platform of products and services, including an industry-leading suite of AI-powered web creation tools. We offer our solutions through a freemium SaaS business model (free and premium services), and as of December 31, 2023, we had approximately 6.3 million premium subscriptions. We also promote our services and solutions through our partners.
Our platform consists of two web creation products, with a different purpose or primary audience: Wix Editor, intended for full website creation targeted at users with basic, average or above average technological skills, and Wix Studio, intended for advanced users such as design agencies and professionals.

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
Introduced in August 2023, Wix Studio is a unified website and application development platform that enables the creation of advanced websites at scale. Wix Studio offers powerful design and layouting capabilities for complete design control, multi-site workflow management and other advanced capabilities, including a robust code environment with Wix online VS Code-based IDE and customizable applications. These features combined with tailored AI technology, including responsive design AI and an AI-powered code assistant, enable professionals and agencies to complete complex projects faster and more efficiently. Wix Studio represents an evolution from our previous professional level design product, Editor X, which we plan to sunset in 2024.
Through these two web creation products, users have access to our industry-leading suite of AI-powered web creation tools. Leveraging third-party models from OpenAI and others as well as Wix’s own proprietary algorithms, we offer a large and growing set of AI capabilities to simplify and improve the user experience. These tools include our AI Website Builder, a pioneer website generator that creates a ready-to-publish website, integrated with relevant business applications, from a short conversational AI chat with users; AI Text Creator, which creates customizable AI-generated text and professional website content; AI Image Creator, a text to image generator; AI Logo Maker, which allows users to generate and print a customizable, high-resolution logo in minutes using AI; Alternative Layouts, which provides users the ability to redesign parts of their website and change section layouts with a single click; and Conversational AI Chat for Business, which formulates tailored recommendations for the components of a business website from a few user prompts, among many other AI-enabled capabilities.
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
We also offer a variety of additional products and services to further complement and enhance our users’ business or branding needs, most notably Payments by Wix, a payment platform that helps our users receive payments from their customers through their Wix website, and Paid Ad Campaigns, which allows businesses to run dynamic online ad campaigns on online ad platforms.
In addition, we provide a range of complementary services to address the needs of our users, including our App Market, which was launched in 2012 and offers our registered users the ability to easily install and uninstall a variety of free and paid web applications that we developed ourselves or identified and selected through third-party developers for inclusion in our App Market, based on user needs and demands. These web applications add functionality and are easily integrated into registered users’ websites with a few clicks, without the need for any coding, and include social plug-ins, online marketing and customer relationship management tools, contact forms and transactional and payment processing capabilities. Additional complementary services include, among others, the Wix Marketplace, an online marketplace which brings users seeking help with creating and managing a website together with talented web experts, the Wix Owner App, a native mobile application enabling users to manage their websites and Wix operating systems on the go and Branded App, which gives users the ability to create a fully branded native mobile application for their business.
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
Our scale and reach makes us an attractive partner for companies interested in distributing their own solutions to our audience. As we expand our platform through partnerships, we are able to increase our value proposition for existing users and more easily attract new users.
We are removing not only technological, but also geographic and linguistic barriers to web development, to empower almost anyone to create and manage a digital presence in their own language. We currently enable our users to create their online presence in any language and offer our platform in 21 languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Thai, Ukrainian, Vietnamese, and Indonesian.

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
Free Products and Services
Our registered users receive access to hundreds of free design templates for personal and business use, free web hosting through a Wix domain, free usage of our full suite of AI tools, free access to our App Market, which offers a variety of free and paid applications, and blog and social network page support. The websites developed using our free product contain Wix advertisements in the footer and/or header, and tags, or metadata, which contain our name. Our name is also contained in the URL of the user’s website.
Our free product and service offerings include the following features and capabilities:

Creation Products
By registering with our service, our users gain free access to two different web creation products: Wix Editor, intended for users with basic, average, or above average technological capabilities, and Wix Studio, intended for professional level users, particularly web design agencies. These two creation products enable our users to design and manage as many websites as they choose to establish or enhance their digital presence. No installation of software is necessary to use these web editors, as our advanced editing and design platform is accessible through the cloud directly from our website. Both of our web editors allow registered users to optimize their existing Wix sites for viewing on mobile devices. Our mobile site technology is also based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants. We do not currently charge for gaining access to a mobile presence through our platform.
Velo by Wix
Velo by Wix is a powerful no code/low code development platform that allows users to extend the functionality of their online presence. With Velo, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. This innovative product combines our creation products — Wix Editor and Wix Studio — with a powerful set of development capabilities. Starting with our creation products, users can design a front end (client-side), then employ Velo developer tools to add advanced functionality and capabilities to the back end. Velo includes features that are built into the platform and do not require code for their implementation. Velo enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, CMSs, plugins, CDNs and other third-party products. Velo provides an all-in-one platform, hosted on the Wix cloud, that allows users to spend their time on creation, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.
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
In 2023, we introduced Wix AI Assistant, an intelligent coding companion built into the Wix IDE. It provides developers with real-time assistance, helping them write code, fix errors, discover features, and learn to use Wix APIs.
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
Our native mobile applications are available in iOS and Android. The Wix Owner mobile app allows users to fully manage their websites and Wix operating systems on the go and run their businesses, wherever they are, in real time. It is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. We also offer Spaces by Wix, a dedicated mobile app that serves as an interface between the site owner and their customers. Spaces by Wix serves as a mobile native business front for buying products, ordering services, registering to attend events and more. Customers use Spaces by Wix to communicate with the business owner or between themselves as a community. Both apps are available for download for free in the Apple App Store and Google Play. In conjunction with the launch of Wix Studio, our cornerstone web and application development platform for professionals, we introduced the Wix Studio App this year. The Wix Studio mobile app allows agencies building on Studio to manage all of their sites, projects and clients on the go.
Our users have access to a set of tools to manage their site and business directly from a back-office dashboard that displays helpful information regarding the user’s site and business and data insights through Wix Analytics.
Wix Customer Care
Wix Customer Care provides support and guidance to our users throughout the Wix platform. Users can find answers through our self-service offerings (our help center and AI chatbot) or engage with our Customer Care experts across multiple channels (calls, chat, or email).
We have a global department of Customer Care teams that are located across the United States (primarily in Cedar Rapids, Iowa as well as in San Francisco and Miami) and EMEA (Kyiv, Tel Aviv, and Dublin). In addition, we partner with offshore BPO (Business Process Outsourcing) teams in order to provide 24/7 coverage and ongoing support for most of our markets. We provide customized care in 12 languages.
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
We also use data models developed by our team to identify and proactively contact new users so that we can help them set up and launch their online presence, as well as harness AI technology to improve the efficiency of our Customer Care capabilities.
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
Our premium subscriptions offer all of the features of our creation products, use of the full suite of AI tools, Velo by Wix, and our other complementary products and services. Beginning in January 2023, our premium subscriptions also include top-requested business tools previously included with the purchase of an Ascend by Wix plan, such as social posts, promotional videos and invoice management. Premium subscriptions also include the ability to connect a custom domain name, which can be purchased and managed directly through the Wix platform or a third party, the removal of Wix branded ads on the site and some subscription levels provide the option to obtain custom reports generated through Wix Analytics. Our Business Elite premium subscriptions also offer priority level customer care.
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
Wix Logo Maker
Wix Logo Maker generates a customizable, high-resolution logo in minutes, including through the use of AI, providing users with a critical piece for building an online brand. Through Wix Logo Maker, users can design a stunning logo, get downloadable professional vector files in a variety of sizes and color formats, custom design and order business cards with their customized business logo, and build a website based on the styles and colors of their customized business logo.
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
Google Workspace
We sell Google’s Google Workspace application as an integrated solution, which allows our users to create a personalized Gmail email address using their domain name, to enable them to send professional emails from their business address, create group mailing lists for sales, support, email marketing and more.
Wix POS
As part of our extended commerce offering, we offer Wix POS, an end-to-end omnichannel solution unifying online and in-person sales directly from the Wix platform. With Wix POS, customers who have an online store and a physical shop are able to manage their business easily while having a single product catalog, one inventory channel and a unified sales history.

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
Wix Commerce Solutions
We offer a robust and comprehensive commerce platform for all types of business owners. As each business segment faces a unique set of challenges, we developed a commerce platform on top of which we offer tailored products and solutions to address specific business needs. This strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions that offer commerce functionality include Wix Stores, Wix Bookings, Wix Restaurants, Wix Events, Wix Fitness, Wix Hotels, Wix Music, Wix Showcase, Wix Video, Wix Blog, and Wix Forum. We intend to continue introducing additional solutions, once we are able to identify a need for such solutions, that are tailored to specific businesses.
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
Wix Bookings
Wix Bookings is an end-to-end online booking solution, giving businesses an easy and effective way to showcase their services and allow online scheduling of appointments, classes and courses, as well as manage their own schedule by synchronizing with their primary Apple Calendar, Microsoft Outlook, and Google Calendar, reducing no-shows by sending auto-reminder emails to customers, selling memberships and packages, and customizing products.

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
Wix Fitness
Wix Fitness enables fitness instructors and studio owners to manage each aspect of their businesses from their website and the Wix Fit App. Fitness professionals can create a website using newly designed templates and customize the Wix Fit App, manage their calendars and classes, allow their customers to book classes, connect with their community, stream and sell videos, take payments and obtain analytics to help grow their business. Wix Fitness offers bookings, subscriptions, e-commerce including coupons, search-engine optimization (SEO) and email marketing, as well as a chat-centric interface that allows for real-time interactions with customers.
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
In addition, users can sync existing portfolio projects created on external platforms. The Wix Pro Gallery provides designer-class tools to manage and showcase media online. From customizable layouts and professional settings to pixel perfect display controls, Wix Photo Albums gives users beautiful stand-alone albums for their client’s photos. Each album can be personalized with branding and shared directly with clients.
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
Artificial Intelligence (“AI”) and Generative AI Tools
We offer a comprehensive suite of AI- and genAI-powered web creation and business enablement tools, which are available to all of our users. Wix Artificial Design Intelligence (“ADI”), launched in 2016, was a first of its kind AI-based site creation platform and is now embedded directly into the Wix Editor. We have since developed and launched multiple products and solutions leveraging AI technology. We deploy over 200 AI and genAI models on our platform, both leveraging third-party models from OpenAI and other partners as well as our own proprietary algorithms. Harnessing AI technology simplifies the user experience and streamlines the website building process, allowing businesses to move online more quickly and easily. We also deploy AI models to improve our internal workflows and development velocity.
Wix AI Website Builder
The AI Website Builder generates a fully tailor-made site created with a layout, theme, text, images and business solutions such as scheduling, eCommerce, event management, and more, after participating in an in-depth dialogue about their intent and goals with our AI chatbot. Users have the ability to refine and customize the site by regenerating it or changing its look, feel, structure and layout. Furthermore, users can seamlessly continue to edit their site in the Wix Editor. The websites created using the AI Website Builder are fully optimized with Wix's reliable infrastructure including security and performance, as well as built-in marketing, SEO, CRM & analytic tools.
Wix AI Text Creator
The AI Text Creator is a designed specifically for website creation. Upon a user entering inputs about the desired text, the AI Text Creator creates custom content ranging from a catchy title to a product description of an eCommerce product listed on the website and other detailed text that is precisely formulated for the website.
Wix AI Image Generator
The AI Image Generator generates high-quality, personalized image content quickly and cost-effectively. Upon the user providing a descriptive prompt about the desired image and the preferred image style, the AI Image Generator creates multiple versions of a custom image, ready to be added to the user’s website.
Alternative Layouts
The Alternative Layouts tool gives users the ability to redesign parts of a website in a single click.

Auto Background Removal and Auto Enhance
The Auto Background Removal and Auto Enhance tools allow users to refine photos and upgrade the quality of their photos to match the look and feel of a website more seamlessly.
Auto-Generated Trailer
The Auto-Generated Trailer tool quickly transforms a user’s video file into a professional-looking informational trailer for site visitors.
AI Domain Generator
The AI Domain Generator automatically creates suggested customized relevant options for domain names from a series of short user prompts about the website, including business type and brand.
AI Meta Tags Creator
The AI Meta Tags Creator is a natively developed built-in SEO tool that enables users to instantly generate optimized tailored title tags and meta descriptions based on their page data and content. This tool allows users to generate and customize SEO-friendly tags that align to SEO best practices for each website page in real-time, enabling users to create search-optimized and customized content more efficiently and effectively.
Conversational AI Chat Experience for Business
The AI Chat Experience for Business actively collects information about a user’s business through in-depth human-like dialogue before formulating tailored recommendations for the essential components of an online business website, including website templates, commerce and other applications, images, tone preferences, text, and more. Alongside the conversation, a business profile is built categorizing and organizing all of the applications. Users are provided with a personalized dashboard where they can manage all of their site components as well as further adjust tools and design before publishing their site, helping businesses get online more quickly and efficiently.
Product Recommendations
The Product Recommendations tool enables eCommerce users to proactively predict their customers’ needs and suggest relevant items based on customer history, improving business success.
AI Code Assistant
Wix Studio’s AI Code Assistant provides users working in the Wix Online VS Code-Based IDE with an AI-powered code assistant that helps developers write cleaner code and detect errors automatically.

Selling and Marketing
Our selling and marketing efforts focus primarily on online and offline advertising, and on sales teams and account management teams focused on meeting the needs of our partners that may utilize our products and services for their own needs or to serve their own customers.
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
We believe that our branding efforts have accounted for a significant portion of users who come directly to our website, through typing our URL directly into their browsers, or through searching for “Wix” or a term related to the establishment of a digital presence. We believe that these users are also attracted due to referrals from other users, and via word-of-mouth regarding our products and services. Our marketing acquisition strategy benefits from the brand we have built as a leading web development and design platform for businesses, organizations, professionals, and individuals and also benefits from our use of A/B testing on our website, a marketing approach that aims to identify changes to our website, which may increase or maximize user interest and acquisition. Our Design Studio team changes the layout of our website from time to time, and engages in A/B testing to determine which layouts and graphics are the most successful in maximizing user acquisition.

Beginning in the second half of 2022 and continuing through 2023, we adjusted our marketing approach to focus on higher-intent users. In doing so, we significantly reduced investment in acquisition marketing during this period, which meaningfully improved return on these investments, while new user cohort bookings increased during this period. We believe the driver of this success is the strength of our brand and further believe that our investments in building a global, scaled brand since our inception have made Wix synonymous with relevant general keywords on the internet.
Our marketing expenditures directed to advertising were $142.8 million in 2023, $224.3 million in 2022 and $284.5 million in 2021. Our marketing expenditures are primarily directed toward search engine advertising, advertising on social networks, video advertising and traditional media advertising.
We also maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their personal websites. From time to time, we also hold webinars, promotional contests, user meet-ups and public relations events.
We also maintain an active online presence using social networking sites and web design influencers for our Wix Studio brand.
Business to Business Sales and Marketing
We have enhanced our sales efforts to attract partners, including to large and enterprise-level users, and to those who sell premium subscriptions and additional business solutions to their customers at scale. We have established dedicated sales, marketing, and customer success teams to facilitate the use of our services by these customer segments. In addition, we continuously develop back-office functionality required by our partners.
We further expect to retain premium subscriptions and maximize our revenue from partners by providing improved support to them, as well as account management and additional business solutions.

User Retention
Once we attract visitors to our website, our preliminary goal is to register them as registered users. Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site. These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our in-person merchandise and at our community events. We constantly seek to generate premium subscriptions from our registered users and to maximize our revenue from such subscriptions by offering them enhanced functionalities through business solutions. Registered users who purchase premium subscriptions gain access to additional features based on the subscription they choose, which may include Wix ad removal, access to additional features in Wix Analytics, domain connectivity, e-commerce and payment solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions. Registered users can choose between monthly, yearly or multi-year premium subscriptions, and, as of December 31, 2023, 84% of our premium subscriptions were for a one-year period or more and 16% were monthly. We seek to increase the number of premium yearly and multi-year subscriptions by offering seasonal promotions and discounts on these subscriptions. We also send emails to our yearly and multi-year premium subscribers, reminding them that their subscriptions are about to renew, as well as other discounts on products and services to maximize our revenue from such premium subscriptions. We seek to retain premium subscriptions by offering upgrades for our premium products and free and premium applications in our App Market.
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

Wix Cloud
We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our applications, and the websites that our registered users create. We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, each of which is capable of running individually, and we have additional CDN providers worldwide and a hosting data center in Europe to improve our performance and provide backup in case of failure of our primary data centers. The vast majority of our data is located in our primary data centers in the United States hosted by Amazon Web Services by Amazon.com, Inc. and Google, Inc., as well as by additional providers as required or for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment is stored in servers leased from Equinix, Inc. To date, we have not experienced any material outages or service interruptions. This highly scalable multi-tenant technology infrastructure enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity. As a result, our platform is not affected or slowed down by growth in the number of users whose data is stored in our cloud. Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by international cloud delivery network vendors. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Google and Amazon cloud services as well as additional providers, to back up our users’ data. We apply industry standard data security measures to protect against potential vulnerabilities in our technology.
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

Our editors include the Wix Editor’s Smart Layout technology that offers both functionality and customization. Our technology provides for dynamic layout and content, meaning that no one component box on a registered user’s website is static or incapable of being moved to other areas of the user’s page. Component boxes added to our registered users’ websites identify the user’s site structure and automatically adapt to the size and style of other component boxes within the site. These capabilities allow the registered user full control over the layout of their website, allowing the user to create a design-rich, professional website. Through Wix Studio, which offers advanced design and layouting capabilities, we allow users and design professionals, through its wide, flexible canvas, to use modern CSS technologies to accurately scale proportionally elements at every viewpoint. Additionally, the Alternative Layout tool provided under our suite of AI technology gives users the ability to redesign the composition of their website in a single click.
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
Research and Development
As of December 31, 2023, we had 2,301 employees and contractors focused on research and development. Our research and development team, which also includes our design team and our quality assurance team, is comprised of individuals with experience in web development, AI technologies, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel. We also engage teams of developers in Beer-Sheva and Haifa, Israel, Lithuania, Germany, the U.S., UK, Poland, Ireland, Brazil, the Netherlands, India, Japan, Australia, Canada, Mexico, and Ukraine to benefit from the significant pool of talent that is more readily available in those markets. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, some of our Ukraine developers have relocated to other countries, primarily Poland, and some have relocated within Ukraine. Our research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions, including AI.
Our research and development spending was $481.3 million in 2023, $482.9 million in 2022 and $424.9 million in 2021. We invest in research and development to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base. Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ and our partners’ needs and often arise out of their suggestions, and improving the performance, resilience, and scalability of our platform. For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades, which then enables us to quickly react to our registered users’ requests. We also engage in A/B testing to measure the effectiveness of our upgrades and new product features.

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
The Wix brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Wix brand is important to expanding our business. We have obtained trademark registrations in certain jurisdictions for trademarks that we consider material to the marketing of our products, including the WIX® mark and the Wix logo, as well as the Wix Studio® mark and logo. We also have trademark applications pending for additional marks that we use to identify certain product collections used for certain of our products. While we expect to submit additional trademark applications and expect our pending applications to mature into registrations, we cannot be certain that we will obtain such registrations.
We also began registering rights to our typeface font, MADEFOR, available in 10 weights and all the Latin languages in the U.S., EU, UK, and Brazil.
Our in-house know-how is an important element of our intellectual property. The development of our web development and design software and management of our data analysis and marketing programs, requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our software offering would be difficult. This risk is further mitigated by the fact that our product and service offerings are cloud-based such that most of the core technology operating on our systems is never directly exposed to our users or to our competitors.

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
The market for providing web-based website design and management software is evolving and highly fragmented today. We believe no provider currently offers a comprehensive, customizable, fully integrated workflow solution to create and manage a professional digital presence comparable to ours. However, some providers currently offer separate products or technologies that overlap with parts of our solution and could try to integrate these with other products to offer a more comprehensive solution in the future. Providers of these point products vary and include:
•DIY template-based and other website design companies that enable website creation such as Squarespace and Webflow;
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
Additionally, several large service companies that primarily offer domain registration and hosting services, such as GoDaddy provide the ability for a business owner to build a website using their tools or have one built by their workforce. Moreover, newly emerging technologies that utilize AI may also offer services that overlap with certain solutions we offer.
Environmental, Social and Governance (ESG) Practices
Underpinning our Company’s strategy is the belief that the internet is meant to be safe and accessible to all. Therefore, our platform is here to make a difference, to create a better world for everyone and to provide opportunities for any type of user or business, regardless of their size, age, economic status, skill level, location, vision or any other factor. To achieve this, we aim to create a culture in which any person can be successful, is treated equally and fairly and is a partner in the success of the Company, sharing in the responsibility of building and improving it, while being attentive to and supporting one another.

Our three core pillars that influence the specific ways in which we are making positive change in our communities and the key issues that we believe are important to our business and stakeholders:
Our Users
We promote and support fair, accessible, social and economic opportunities in the professional services global market. We believe our services, the programs we support, and the partners with whom we work contribute to diminishing systemic and cultural biases, caused by age, gender, race, ethnicity, sexual orientation, religion, and accessibility gaps, worldwide. We invest resources into data privacy and how we can protect our users by, among other things, building key infrastructures and policies to help safeguard the data on our platform and the privacy of our users. We are also committed to maintaining the integrity of the transactions performed on our platform.
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
Our Company
We recognize the importance of fighting climate change and our responsibility to make sustainable choices. While our environmental efforts are relatively new, we are developing a long-term plan, and we started with the way we built our new headquarters, which is LEED GOLD certified.

Our ESG reports that detail our philosophy and the various initiatives under each of the pillars above are available on our investor relations website at https://investors.wix.com/esg; neither the reports nor the content of our website are incorporated by reference into this Annual Report.
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
In October 2022, the European Union published the Digital Services Act (DSA) in its Official Journal. The regulations create categories of service providers with different obligations and requirements, such as providers of intermediary services, hosting services, and online platforms. The majority of the substantive provisions of the DSA take effect between 2023 and 2024 and can impose content moderation obligations, notice obligations, advertising restrictions and other onerous requirements, including in some cases a requirement to publish the “average monthly active recipients of the service in EU, calculated as an average over the period of the past six months.” The DSA may increase our compliance costs, require changes to our processes, operations and business practices, which may adversely affect our ability to attract, retain and provide our services to customers, and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover, and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. Similar legislation is being considered or is in process in other jurisdictions relevant to our business.
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

United States
A number of legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning data privacy and data protection, including changing regulatory guidelines and interpretations, could affect us and our business, our products and our services. Additionally, some states have passed proactive, as well as reactive, data privacy and information security legislation. More generally, some observers have noted that such legislation could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. Regulatory enforcement actions and trends in consumer class actions against other online companies suggest a trend that regulators and judges may require such companies to adopt certain minimum data privacy protections and data security measures to protect personal information. The company has a dedicated team that implements relevant measures in relation to applicable data privacy and information security laws, and to assess the impact of other such laws that may apply to us in the future. The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in regulatory guidelines and interpretation.
Europe
We are subject to the GDPR and to the UK GDPR, which impose a comprehensive and strict data protection compliance regime in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data of UK and EEA residents), including obligations in relation to data breaches, extensive data subject/individual rights, and restrictions on international transfers of personal data, as well as introducing significant fines and other penalties for breach. Additionally, the GDPR and UK GDPR have an extra-territorial effect and regulate the covered data processing activities of businesses regardless of their location or the locations of their servers. We are subject to the GDPR and the UK GDPR as a “controller” of certain information (primarily in relation to our users and our employees) and as a “processor” of certain other information (primarily personal data collected by our registered users themselves through the websites that we host for them). The GDPR and UK GDPR impose obligations on both controllers and, to a lesser extent, processors. Regulatory guidance and enforcement on the extent and application of these obligations is quickly evolving. The company has a dedicated team that seeks to take the necessary measures in order to maintain compliance with the GDPR, UK GDPR and other applicable data protection regulations.
We are also subject to EEA and UK privacy laws on cookies, web beacons and similar tracking technologies, and e-marketing, including obligations to, among other things, obtain consent to store information or access information already stored on an individual’s terminal equipment (e.g., computer or mobile device). Prior to providing such consent, individuals must receive clear and comprehensive information, in accordance with applicable laws.

Israel
In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority (“IPPA”). In this respect, material changes to the Data Security Regulations may require us to adjust our data protection and data security practices, information and other technical and organizational security measures, certain organizational procedures and supervisory roles. Failure to comply with the PPL, its regulations, and guidelines issued by the IPPA may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability, and compel us to take certain remedial actions to rectify any irregularities, which may increase our costs. Current pending legislation may result in a change of the current enforcement measures and sanctions. The IPPA may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors.
Artificial Intelligence
In the United States, an executive order was issued in October 2023 on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI. The order seeks to balance innovation with addressing risks associated with AI by providing guiding principles and priorities, such as ensuring that consumers are protected from fraud, discrimination and privacy risks related to AI. Legislation has also been promulgated on the state level. For example, the California Privacy Protection Agency is currently finalizing regulations under the CCPA regarding the use of automated decision making. In Europe, the European Commission proposed a regulation seeking to establish a comprehensive, risk-based governance framework for AI in the EU market, the EU AI Act, which was politically agreed to in December 2023, and was passed by the EU Parliament on March 13, 2023. The EU AI Act is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance.

Facilities
Our principal facilities are located in Tel Aviv, Israel, and consist of approximately 80,000 square meters (approximately 861,112 square feet) in our new corporate headquarters. The lease for our new headquarters is for an initial period of 10 years commencing on the transfer of possession (which occurred on October 14, 2022), and we have the option to extend the lease period for additional periods of up to 15 years, subject to the conditions of the lease agreement. We began occupancy of the first stage of our new offices in October 2022, and the second stage on October 9, 2023. We also lease additional office space in Beer-Sheva, Israel totaling approximately 1,766 square meters (approximately 19,010 square feet) and in Haifa Israel totaling approximately 317 square meters (approximately 3,412 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, legal information technology, customer support and administrative activities.
In the United States, we maintain offices in New York City and Cedar Rapids, Iowa. In New York, we lease approximately 23,074 square feet under a lease that will expire in August 2029. In San Francisco, we hold a lease totaling 34,459 square feet until February 28, 2031. In Miami, we hold a lease totaling 44,743 square feet that expires in July 2032. In Cedar Rapids, we occupy a total of 13,679 square feet with a lease that expires in November 2025.
In Lithuania, we maintain offices in Vilnius; in Germany, we maintain an office in Berlin; in Ireland, we maintain an office in Dublin; in Brazil, we maintain an office in Santana de Parnaiba near the city of Sao Paulo; in Japan, we maintain an office in Tokyo; in Poland, we maintain an office in Krakow and Warsaw; and in Ukraine, we maintain offices in Kyiv, Lvov and in Dnipro.
Legal Proceedings
See Item 8. “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”
C.    Organizational Structure
The legal name of our company is Wix.com Ltd., and we are organized under the laws of the State of Israel. We have 22 wholly owned subsidiaries: Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix Online Platform Limited (Ireland), Wix.com Services Mexico S de RL de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Colombia S.A.S. (Colombia), Wix.com Singapore Pte. Ltd. (Singapore), Wix.com Japan K.K. (Japan), Wix What Ltd. (Israel), Wix Procurement Ltd. (Israel) (in dissolution), Rise AI e-Commerce Solutions Ltd. (Israel), Done.cx Ltd. (Israel), Wix.com Ukraine Limited Liability Company (Ukraine), Wix.com (UK) Limited (United Kingdom), Wix.com Poland sp. z o.o. (Poland), Wix.com France SAS (France), Wix.com Australia Pty Ltd. (Australia), Polandix sp. z o.o. (Poland) and Wix.com Netherlands B.V. (Netherlands).
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
Three-Year Financial Plan
During our Analyst and Investor Day in August 2023, we presented a refreshed three-year financial plan and long-term financial framework (the “Three-Year Plan”) as well as an update on our product strategy, including generative AI plans and our new groundbreaking professional website development platform, Wix Studio. The Three-Year Plan detailed our expectations for achieving profitability targets, specifically increasing free cash flow margins and the path to positive GAAP net income, as well as introducing a board-approved share repurchase program through 2025. As of December 31, 2023, we exceeded the 2023 margin targets in our Three-Year Plan and achieved GAAP net income.
In 2023, we continued to benefit from the expansion of our product and service offerings as well as the expansion of our addressable market. Our total revenue in 2023 was $1.56 billion, an increase of 13% over 2022. Our Creative Subscriptions Revenue was $1.15 billion, which represented an increase of 11% from 2022. Our Business Solutions Revenue was $409.7 million in 2023, which represented an increase of 18% from 2022. See “How We Generate Revenues” below. Our Creative Subscriptions Revenue represented 74% of our total revenue in 2023, and our Business Solutions Revenue represented 26% of our total revenue in 2023. Our future growth will depend, in part, on our ability to generate new premium subscriptions, retain existing premium subscriptions, increase the adoption of our business solutions, and increase the revenue we generate from existing and new premium subscriptions, including from partners. It will also depend, in part, on our continued ability to manage our infrastructure effectively and adapt to changes to technologies used in our solutions, such as the use of AI.
In 2024, we expect to continue driving long-term growth by continued investment in our research and development efforts to expand our offering and enhance the user experience. We also expect to generate incremental profitability as we benefit from the many operational efficiencies implemented over the previous two years.

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
Our website solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free, for an unlimited amount of time. Premium subscription plans are offered for various periods, such as monthly, yearly, or multi-yearly, and at various price points depending on functionality and capabilities.
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
Yearly and multi-year subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues. We provide incentives to drive yearly and multi-year subscriptions, including a lower average monthly price relative to a monthly subscription. As of December 31, 2023, 84% of our overall premium subscriptions were yearly or multi-year subscriptions and 16% were monthly subscriptions.
To increase Creative Subscriptions Revenue, we focus on growing our registered user base by providing our registered users with a high-quality user experience and more products and solutions, including AI-enabled capabilities, so that they become more engaged in our platform, can create and complete the project they desire, and are therefore more inclined to purchase a premium subscription. We provide different pricing plans based on the needs of our users who are looking to purchase a premium subscription. In addition, we also focus on attracting new partners and maintaining our current partners, who use our platform to service their customers, by providing them with products and solutions suitable for their needs, including high quality products, such as our new website development platform for professionals, Wix Studio, personal account management services, and the ability to benefit from revenue sharing agreements with us.
We further focus on increasing the amount of bookings and revenue per subscription by adding features and functionality to our offerings, for which we can charge higher prices when we choose to do so, and by optimizing packaging and pricing by geographic region.

Business Solutions Revenue
We generate Business Solutions Revenue from the sale of various products and services that we offer to help users and partners manage and grow their business online, on top of the Creative Subscriptions. These products and services include, among others, applications that are developed by us and by third parties and sold both through our App Market or elsewhere on our platform. Applications include Google Workspace, which is our most frequently sold application. Other components of Business Solutions Revenue include the sale of payments services through Payments by Wix, Paid Ad Campaigns, Wix Shipping powered by Shippo, Wix POS, Wix Logo Maker, DeviantArt, and other products.
We increase Business Solutions Revenue by offering additional business solutions to our users and partners to manage and grow their business online and be more successful. We believe the more products and services we can provide our users and partners, the more successful they can be online, driving higher retention and loyalty, and in turn our revenue.
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

Continued Evolution of our Marketing Strategy
We continuously evaluate and optimize our marketing investment strategy. In September 2022, we began reducing our investment in acquisition marketing channels, which meaningfully improved return on these investments, while new user cohort bookings increased. This continued through 2023, and, as a result, our investment in acquisition marketing decreased 36% year over year in 2023. Going forward, we expect to maintain this lower level of acquisition marketing spend, and we plan to gradually increase our investments in brand marketing, particularly around our partners and Wix Studio.
A.    Operating Results
The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2023 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.
For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2022 and 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023. See Note 2 of our audited consolidated financial statements included in Item 18 of this annual report for additional details.
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
We also derive our Creative Subscriptions Revenue from selling domain name registrations. Revenues from domain name registrations accounted for approximately 5% of revenues in both 2023 and 2022. We recognize revenues from domain registration sales at a point of time upon collection. We do not offer trial periods for domain name registrations, unless required by applicable laws.

Business Solutions Revenue
We generate Business Solutions Revenue from the sale of various products and services that we offer to help users manage and grow their business online. These products and services include, among others, applications, both sold through our App Market or elsewhere on our platform, Payments by Wix, and Wix Logo Maker.
Our Business Solutions Revenue in 2023 includes revenue that was generated by Payments by Wix. Revenues related to our Wix Payments product earned from processing payments are recognized at the time of the transaction, and fees are determined based in part on a percentage of the Gross Payment Volume (“GPV”) processed plus a per transaction fee, where applicable. In cases where a third-party provider is used as a payment method, we may also generate revenues from share arrangements which we have in place with such providers based on the GPV. We recognize transaction fees and revenue share as revenue upon collection, the majority of which we recognize on a gross basis.
In addition, our Business Solutions Revenue in 2023 includes revenue that was generated through the sale of applications. Google Workspace, which we sell as an integrated solution and which allows our users to create a personalized Gmail email address using their domain name, comprised the majority of application sales in 2023. Google Workspace subscriptions are sold on a monthly or yearly basis, and we recognize revenue ratably over the subscription period, on a gross basis.
Applications revenue is also generated by applications sold through our App Market by third-party developers for which we receive a portion of the sales price paid by our registered users. For applications developed by third-party application developers, we account for revenues on a net basis by recognizing only the commission we retain from each sale. We do not reflect in our financial statements the portion of the gross amount billed to registered users for applications that we remit to third-party application developers.
We also generate applications revenue from the sale of self-developed applications, and this revenue is recognized mainly over the service period.
Geographic Breakdown of Revenues
The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2023	2022
North America	61%	59%
Europe	24	25
Latin America	4	4
Asia and Others	11	12
Total	100%	100%

The percentage of revenue that is derived from each geographic region is partly based on the amount of marketing investment we choose to make in specific countries. Revenue generated by geographic region are also influenced by fluctuations in foreign currency exchange rates. Adoption of our solutions and services in geographic regions outside of North America is driven by our ability to offer our platform in local languages and offer local billing solutions. When introducing our products to new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities. We currently offer our platform in 21 languages: English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Ukrainian, Thai, Vietnamese, and Indonesian. In an effort to localize our platforms, we have identified the need for local support.
Costs and Expenses
Cost of Creative Subscriptions Revenue
Cost of Creative Subscriptions Revenue consists primarily of the allocation of costs associated with the provision of website creation and services, namely, bandwidth and hosting costs for our platform, and related Customer Care and call center costs along with domain name registration costs. Cost of Creative Subscriptions Revenue also consists of personnel and the related overhead costs, including share-based compensation. Our Cost of Creative Subscription revenue increased during 2023 due to an increase in the number of registered users and premium subscriptions, which requires additional hosting and bandwidth, and increased sales of domain registrations. We expect our cost of Creative Subscriptions Revenue to increase due to the increase in the number of registered users and premium subscriptions as well as increased sales of domain registrations - though at slower rates than in the last two years as we have reduced the headcount of our Customer Care organization.
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

Research and Development
Research and development expenses consist primarily of personnel and the related overhead costs, including share-based compensation, related to our solutions and service development activities including new initiatives, quality assurance and other related development activities. We expect research and development costs and expenses to continue. We expect research and development costs and expenses to decrease as a percentage of revenues, however, we expect that they will continue to increase on an absolute basis as we develop new solutions and add functionalities to our existing solutions and services and expand our offerings, including other solutions such as those incorporating AI technologies.
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
Financial Income (Expenses), Net
Financial income (expenses), net consists of changes in the valuation of our holdings in public and private companies as well as interest income from investments in marketable securities and deposits. Financial income (expenses) also includes costs related to derivative instruments we enter into for foreign exchange transactions to hedge a portion of our payments in NIS and revenue transactions denominated in Euros, British pounds and other currencies, as well as income and expenses related to the change in the fair value of such derivative instruments. In addition, financial income (expenses), net includes the fluctuation in value due to foreign exchange differences between our monetary assets and liabilities denominated in NIS and other non-USD currencies.

Taxes on Income
Taxes on income consist mainly of deferred tax liability relating to appreciation of valuation related to our holdings in public and private companies. Taxes on income also includes taxes we pay or accrue due to our international activity. At the end of 2023, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $90 million. After we utilize our net operating loss carry forwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. Accordingly, if we generate taxable income in Israel, we expect our effective tax rate will be lower than the standard corporate tax rate for Israeli companies, which has been 23% since 2018. Through 2021, the Company was entitled to tax benefits pursuant to the current Beneficiary Enterprise program. In January 2022, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2022 tax year and thereafter. We expect to be eligible for tax benefits as a Preferred Technological Enterprise. For more information regarding the tax benefits available to us, see Item 10.E. “Additional Information—Taxation.” Our taxable income generated outside of Israel or derived from other sources in Israel will be subject to the regular corporate tax rate.

Comparison of Period to Period Results of Operations
The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2023		2022
	Amount	% of Revenues	Amount	% of Revenues
	(In USD thousands)

Revenues
Creative Subscriptions	1,152,007	73.8%	1,039,479	74.9%
Business Solutions	409,658	26.2%	348,187	25.1%
Total	1,561,665	100.0%	1,387,666	100.0%
Cost of revenues
Creative Subscriptions	215,515	13.8%	251,587	18.1%
Business Solutions	297,013	19.0%	274,640	19.8%
Total	512,528	32.8%	526,227	37.9%

Gross profit	1,049,137	67.2%	861,439	62.1%
Operating expenses:
Research and development	481,293	30.8%	482,861	34.8%
Selling and marketing	399,577	25.6%	492,886	35.5%
General and administrative	160,033	10.2%	171,045	12.3%
Impairment, restructuring and other costs	32,614	2.1%	—	—%

Total operating expenses	1,073,517	68.7%	1,146,792	82.6%
Operating loss	(24,380)	(1.6)%	(285,353)	(20.6)%
Financial income (expense), net	62,474	4.0%	(183,513)	(13.2)%
Other income (expenses)	(255)	—%	1,023	0.1%
Income (loss) before taxes on income	37,839	2.4%	(467,843)	(33.7)%
Income tax (benefit)	4,702	0.3%	(42,980)	(3.1)%
Net income (loss)	33,137	2.1%	(424,863)	(30.6)%

Year Ended 2023 Compared to Year Ended 2022 Revenue and Bookings
Revenue increased by $174 million, or 13%, from $1.39 billion in 2022 to $1.56 billion in 2023. Revenue growth this year was driven in part by solid performance in our Creative Subscriptions business as Creative Subscriptions ARR increased 10% year over year to $1.19 billion at the end of 2023, driven by the growth in the number of premium subscriptions from 6.07 million as of December 31, 2022 to 6.26 million as of December 31, 2023. The number of premium subscriptions continued to be favorably impacted by increasing availability of our new products and solutions as well as the efficiency in our marketing activity. Our Creative Subscriptions Revenue was $1.15 billion in 2023, which represented an increase of 11% from 2022. Our Business Solutions Revenue was $409.7 million in 2023, which represented an increase of 18% from 2022.
Bookings increased by 9%, from $1.47 billion in 2022 to $1.60 billion in 2023. The substantial majority of this increase was driven by the growth in the number of premium subscriptions as well as the amount of bookings we generated per premium subscription. Our Creative Subscriptions Bookings were $1.17 billion in 2023, which represented a 5% increase from 2022. Our Business Solutions Bookings were $422.7 million in 2023, which represented 21% growth over 2022.
Costs and Expenses
Cost of Creative Subscriptions Revenue
Cost of Creative Subscriptions Revenue decreased by $36.1 million, or 14%, from $251.6 million in 2022 to $215.5 million in 2023. This decrease was primarily attributable to a decrease of $22.5 million in payroll expenses, consisting of $19.6 million due to lower average headcount throughout 2023 and $2.9 million in decreased share-based compensation expense. This decrease was also attributable to a decrease of $11.7 million in bandwidth and hosting costs and a decrease of $7.2 million related to allocated overhead expenses, partially offset by an increase of $4.4 million in domain name costs and an increase of $0.8 million in revenue-related costs.
Cost of Business Solutions Revenue
Cost of Business Solutions Revenue increased by $22.4 million, or 8%, from $274.6 million in 2022 to $297.0 million in 2023. This increase was primarily attributable to an increase of $35.5 million in direct product related costs, partially offset by a decrease of $8.6 million in payroll expenses due to lower average headcount during the year, a decrease of $2.5 million in bandwidth and hosting costs and a decrease of $2.0 million related to allocated overhead expenses and other costs due to reduced activities.
Research and Development
Research and development expenses decreased by $1.6 million, or less than 1%, from $482.9 million in 2022 to $481.3 million in 2023. This decrease was primarily attributable to a decrease of $4.7 million in amortization and acquisition-related expenses, offset by an increase of $1.3 million in payroll expenses, consisting of $2.4 million due to higher average headcount to support our development plans, offset by a decrease of $1.1 million in decreased share-based compensation expense. Research and development expenses were also affected by an increase of $1.8 million related to allocated overhead expenses and other development costs.

Selling and Marketing
Selling and marketing expenses decreased by $93.3 million, or 19%, from $492.9 million in 2022 to $399.6 million in 2023. The decrease was attributable to a decrease of $81.5 million in user acquisition costs and other marketing activities, from $224.3 million in 2022 to $142.8 million in 2023, the shift in our acquisition marketing strategy, and a decrease of $7.3 million in payroll expenses, consisting of a decrease of $9.9 million due to lower average headcount, offset by an increase of $2.6 million in share-based compensation expenses. In addition, the decrease in selling and marketing expenses was attributable to a decrease of $6.6 million related to allocated overhead expenses, offset by an increase of $2.1 million in processing costs paid to our payments processors.
General and Administrative
General and administrative (“G&A”) expenses decreased by $11.0 million, or 6%, from $171.0 million in 2022 to $160.0 million in 2023. This decrease was primarily attributable to a decrease of $12.4 million in payroll expenses, consisting of $10.9 million in decreased share-based compensation expenses and a decrease of $1.6 million due to lower average headcount. The decrease in G&A expenses was partially offset by an increase of $1.4 million related to allocated overhead expenses and acquisition-related expenses.
Financial Income (Expenses), Net
Financial income, net in 2023 increased by $246.0 million from financial expense, net of $(183.5) million in 2022 to financial income, net of $62.5 million in 2023. Financial income, net in 2023 primarily related to $45.2 million of income from deposit interest and income of $30.6 million from evaluation of our holdings in a publicly held company, partially offset by financial expense of $7.0 million related to hedging activity. In addition we recorded financial expenses of $4.2 million from convertible loan amortization and $2.1 million due to exchange rate differences and bank charges. Financial expenses, net in 2022 primarily related to a $200.3 million decrease in the value of our holdings in a publicly held company, partially offset by financial income of $19.4 million from deposit interest and $9.7 million related to hedging activity. In addition, we recorded financial expenses of $5.2 million of convertible loan amortization and $7.1 million due to exchange rate differences and bank charges.
Taxes on Income
Taxes on income decreased by $47.7 million from a tax benefit of $43.0 million in 2022 to a tax expense of $4.7 million in 2023. The decrease in taxes on income in 2023 compared to 2022 is primarily attributable to the $26.5 million increase in the value of our holdings in a publicly held company, that resulted in a tax expense of $6.1 million, compared to a tax benefit of $46.1 million that we recorded in 2022 related to the decrease in value of our holdings in a publicly held company. In addition, we recorded a $5.7 million tax expense related to our local general activity and $5.0 million related to income tax expenses in other regions.
Key Financial and Operating Metrics
We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions.

Bookings
Bookings is calculated by adding the change in deferred revenues and the change in unbilled contractual obligations we secure from partners for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by registered users as well as cash we collect for business solutions. Unbilled contractual obligations are commitments of third parties to make certain payments, which are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. We believe that bookings is a leading indicator of our revenue growth and the growth of our overall business. Bookings is a non-GAAP financial measure.
The following tables reconcile bookings to revenue, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year Ended
	December 31,
Reconciliation of Revenues to bookings:	2023	2022
	(in USD thousands)
Revenues	$1,561,665	$1,387,666
Change in deferred revenues	76,193	55,387
Change in unbilled contractual obligations	(40,355)	29,066
Bookings	$1,597,503	$1,472,119

	Year Ended
	December 31,
Reconciliation of Creative Subscriptions Revenue to bookings:	2023	2022
	(in USD thousands)
Creative Subscriptions Revenues	$1,152,007	$1,039,479
Change in deferred revenues	63,124	52,866
Change in unbilled contractual obligations	(40,355)	29,066
Creative Subscriptions Bookings	$1,174,776	$1,121,411

	Year Ended
	December 31,
Reconciliation of Business Solutions Revenue to Bookings:	2023	2022
	(in USD thousands)
Business Solutions Revenues	$409,658	$348,187
Change in deferred revenues	13,069	2,521
Business Solutions Bookings	$422,727	$350,708

Annualized Recurring Revenue
Creative Subscriptions Annualized Recurring Revenue (ARR) is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners. We believe that ARR is a leading indicator of our anticipated Creative Subscription revenues as it captures both the growth we generate from the number of premium subscriptions as well as the amount of revenue we generate per premium subscription. Our Creative Subscriptions ARR increased to $1.19 billion in 2023 compared to $1.08 billion in 2022, an increase of 10%, driven by an increase in premium subscriptions and an increase in the revenue per premium subscription.
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
The following tables reconcile free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year Ended December 31,
	2023	2022
	(in USD thousands)
Reconciliation of net cash provided by operating activities to free cash flow:
Net cash provided by operating activities	248,246	37,152
Capital expenditures	(66,049)	(70,664)
Free cash flow	182,197	(33,512)
Number of registered users at period end
We define this metric as the total number of users, who are registered with Wix.com with a unique e-mail address and begin the process of building a website on Wix.com at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website. We view the number of registered users at the end of a given period as the strength of our pipeline that can generate premium subscriptions over time and enable us to increase our revenues. Total registered users were 263.1 million at the end of 2023 compared to 243.4 million at the end of 2022, an increase of 8%. These numbers exclude users who use and/or purchase stand-alone products such as Wix Logo Maker and users of DeviantArt or other subsidiaries, until they begin the process of building a website with Wix.

Number of premium subscriptions at period end
We define this metric as the total monthly, yearly and multi-year premium subscriptions as of the end of the period. A premium subscription can be purchased by a user or by one of our partners for their own use or on behalf of a user. A single registered user can purchase multiple premium subscriptions. Because we derive the majority of our revenues and bookings from premium subscriptions, we believe that this is a key metric in understanding our growth. The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions. Premium subscriptions terminate due to an active decision by a user not to renew their subscription, due to the failure of a user to update his or her credit card information upon expiration or termination, or any other failure to renew the subscription. Our renewal rates demonstrate our strong value proposition to our premium subscriptions. We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users. We believe that the performance of our Creative Subscriptions segment, which is mostly comprised of revenues generated from the sale and retention of premium subscriptions, is best reflected using the ARR metric that combines both the effect of our premium subscription growth and the growth of our revenues per subscription. Total premium subscriptions were 6.26 million as of December 31, 2023 compared to 6.07 million as of December 31, 2022, an increase of 3%.
B.    Liquidity and Capital Resources
We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations. In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million, and in June and July of 2018, we sold $442.75 million aggregate principal amount of our convertible senior notes due 2023 (all of which were redeemed as of December 31, 2023), and in August of 2020, we sold $575.0 million aggregate principal amount of our Convertible Notes due 2025.
As of December 31, 2023, we had $609.6 million of cash and cash equivalents and $212.7 million in short-term deposits with a maturity date of less than one year. In addition, we had $2.1 million as restricted deposits that consisted of restricted bank deposits for our leases and also deposits to secure our online merchant activity with one of our billing processors, and we had $205.4 million in short- and long-term investments in marketable securities.
A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability. Deferred revenues consist primarily of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales, and certain business solutions. We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues, together with our other sources of liquidity. As of December 31, 2023, we had positive working capital of $281.2 million, which included $592.6 million of short-term deferred revenues. These deferred revenues remain unrecognized generally for one to 12 months, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.

We believe our existing cash and cash equivalents, short-term deposits and marketable securities, and cash from operations will be sufficient to fund our operations and meet our requirements for at least the next 12 months and for the foreseeable future. For more information regarding our Three-Year Plan, see Item 5. “Operating and Financial Review and Process—Company Overview—Three-Year Financial Plan.”
Our capital expenditures for fiscal years 2023, 2022 and 2021 amounted to $66.0 million, $70.7 million and $37.7 million, respectively. We expect to spend between approximately $15 million to $20 million in 2024 for capital expenditures, which includes $8 million to $10 million for our new headquarters office space. In 2025, our Convertible Notes will mature, and, depending on the price of our ordinary shares, we may need to pay the principal amount in cash. Based on the Company’s current share price, we expect that we will be required to pay in cash the $575 million in principal amount of our Convertible Notes, which are due to mature in August. As of December 31, 2023, we had $575 million aggregate principal amount of our 2025 Convertible Notes outstanding. For information regarding our convertible notes, including their maturity profile and interest rate structure, see Note 10 of our audited consolidated financial statements included in Item 18 of this annual report.
As of December 31, 2023, our future capital and working capital requirements will depend on many factors, including our rate of revenue growth and the timing and extent of our spending on selling and marketing activities and research and development efforts. We will be required to pay taxes for capital gains from our holding in a publicly company. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash equivalents, short-term deposits and marketable securities, and cash from operations and net proceeds from the Convertible Notes are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all.
As of December 31, 2023, we had a lease commitment of approximately $362 million over the course of 21 years related to our new headquarters offices in Tel Aviv. We began occupying a portion of our headquarters in October 2022 and took occupancy of the entire headquarters in October 2023. The initial term of the lease agreement is 10 years commencing on the transfer of possession with an option to extend the lease for additional periods of up to 15 years, subject to the conditions of the lease agreement. See the description of the lease agreement in Note 11 of the audited financial statements included in Item 18 of this Annual Report on Form 20-F.
We believe our levels of working capital are sufficient for our present requirements.

Cash Flows
The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2023	2022	2021
	(in USD thousands)
Net cash provided by operating activities	248,246	37,152	65,685
Net cash provided by (used in) investing activities	566,714	(54,658)	376,869
Net cash used in financing activities	(450,024)	(189,163)	(160,057)
Net Cash Provided by Operating Activities
Net cash provided by operating activities increased by $211.1 million in 2023 compared to 2022, primarily resulting from decreases in our operating expenses. Our primary source of cash from operating activities has been cash collections from our premium subscriptions. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services. We expect cash inflows from operating activities to be affected by increases in sales and the timing of bookings. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.
For the year ended December 31, 2023, operating activities provided $248.2 million in cash, primarily resulting from increases of $76.2 million in short- and long-term deferred revenue balances due to an increase in bookings from our premium subscriptions, and $257.9 million as an adjustment of non-cash charges, primarily related to share-based compensation expenses, and from a decrease in the value of our investment in a publicly held company, depreciation, net income and amortization, partially offset by changes of $85.9 million in accrued expenses, prepaid expenses and other current liabilities.
For the year ended December 31, 2022, operating activities provided $37.2 million in cash, primarily resulting from increases of $55.4 million in short- and long-term deferred revenue balances due to an increase in bookings from our premium subscriptions and $465.3 million as an adjustment of non-cash charges, primarily related to share-based compensation expenses, and from a decrease in the value of our investment in a publicly held company, depreciation and amortization, partially offset by our net loss of $424.9 million and changes of $58.6 million in accrued expenses, prepaid expenses and other current liabilities.
Net Cash Provided by (Used in) Investing Activities
Net cash provided by (used in) investing activities was $566.7 million, $(54.7) million and $376.9 million in 2023, 2022 and 2021, respectively. Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for investment in privately held companies. In addition, during 2023, the Company invested in marketable securities and generated proceeds from selling a portion of our holdings in a publicly held company.

Net Cash Used in Financing Activities
Net cash used in financing activities was $(450.0) million, $(189.2) million and $(160.1) million in 2023, 2022 and 2021, respectively. Financing activities in 2023 consisted primarily of partial repayment of our Convertible Notes of $(362.7) million and the purchase of treasury stock of $(127.0) million, partially offset by proceeds from the exercise of share options and Employee Stock Purchase Plan (“ESPP”) shares of $39.7 million.
We do not believe there are any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, payments from customers, loans or advances.
C.    Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel, with additional employees and contractors engaged in research and development activities in Lithuania, the United States, Poland, India, Japan, Mexico, Canada, Australia, Ukraine, and Germany. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, some of our Ukrainian team members have relocated to other countries, and some have relocated within Ukraine. Our research and development department is comprised of 2,301 employees and contractors. In 2023, research and development costs accounted for approximately 30.8% of our total revenues.
We employ a strategy of seeking patent protection for some of our technologies. We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide to protect our inventions as well as PCT applications that may result in additional national applications. As of December 31, 2023, we have (together with our subsidiaries) a total of 253 issued patents (73 in the United States and 180 in other jurisdictions) and 204 pending patent applications (66 in the United States and 138 filed under PCT or in additional regions). We also have 14 issued design patents and 4 pending design patent applications. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see Item 4.B. “Information on the Company—Business Overview—Research and Development.”
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

We have two active high wage employment grant programs from the Investment Authority and may apply for additional grants in the future.
During 2023, we received grants from the Investment Authority for one program in the total amount of $0.33 million.
D.    Trend Information
Other than as disclosed elsewhere in this annual report, including in Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects,” we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2023, that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
Revenue Recognition
Our total revenues are comprised of revenues we generate from Creative Subscriptions and from Business Solutions. Arrangements with our customers do not provide the customers with the right to take possession of the software supporting our platform at any time and are therefore accounted for as service contracts. Our revenue recognition policy is consistent for sales generated directly with end customers and indirect sales generated through partners.

We recognize revenue when control of the promised products or services is transferred to a customer, in an amount reflecting the consideration we expect to be entitled to in exchange for these products or services. Revenue is recognized net of allowances for refunds, consideration payable to customers, and any taxes collected from customers, which are subsequently remitted to governmental authorities. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.
Our arrangements with customers may include multiple performance obligations. For arrangements with multiple distinct performance obligations, we allocate consideration to each distinct performance obligation based on its relative stand-alone selling price (SSP). We generally determine SSP based on observable selling prices.
We follow the guidance provided in ASC Topic 606, Revenues from Contracts with Customers (“ASC 606”), for determining whether we are a principal (i.e., report revenues on a gross basis) or an agent (i.e., report revenues on a net basis) in arrangements with customers that involve another party that contributes to providing specified products or services to a customer. We determine whether the nature of our promise is a performance obligation to provide the specified products or services itself (as a principal) or to arrange for those specified products or services to be provided by another party (as an agent), based on whether we control the specified products or services before they are transferred to the end customer. In making this determination, we evaluate indicators such as which party is primarily responsible for fulfillment and has discretion in determining pricing. This determination is reviewed for each specified service promised to the customer and may involve significant judgment. Revenues generated from the sale of domain name registrations and the sale of certain integrated solutions, including Google Workspace and Wix Payments, are typically recorded on a gross basis, meaning the amounts billed to customers are recorded as revenues and expenses incurred are recorded as cost of revenues, since we have determined that we control the promised products or services before they are transferred to the end customer. Revenues generated from the sale of third-party software applications are typically recognized on a net basis, as we have determined that we act as an agent in these arrangements.
Business combinations
We account for business combinations in accordance with ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. Upon the end of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever occurs earlier, any subsequent adjustments would be recorded in the statement of comprehensive income (loss). Acquisition-related costs are recognized separately from the business combination and are expensed as incurred.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
The following table sets forth the name, age and position of each of our executive officers and directors as of March 22, 2024:

Name	Age	Position
Executive Officers
Avishai Abrahami	52	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Lior Shemesh	54	Chief Financial Officer
Nir Zohar	46	President and Chief Operating Officer
Omer Shai	46	Chief Marketing Officer
Yaniv Even-Haim	49	Chief Technology Officer
Shelly Meyer	58	Chief People Officer
Directors
Mark Tluszcz (4)	57	Chairman of the Board
Deirdre Bigley (1)(2)(3)(4)	59	Director
Allon Bloch (4)	54	Director
Francesco de Mojana (1)(4)	54	Director
Diane Greene (4)	68	Director
Ron Gutler (1)(2)(3)(4)(5)	66	Director
Gavin Patterson (2)(4)	56	Director
Ferran Soriano (4)	56	Director
____________
(1)    Member of our audit committee
(2)    Member of our compensation committee
(3)    Member of our nominating, governance and environmental committee
(4)    Independent director under the rules of NASDAQ
(5)    Lead independent director

Executive Officers

Avishai Abrahami Co-founder, CEO and Director Age: 52 Director Since 2006
Qualifications and Expertise
As co-founder of Wix, Mr. Abrahami has significant institutional knowledge of its operations over his 17 years as a Chief Executive Officer. In addition, he has co-founded other software companies, where he has developed, scaled and brought innovative solutions to market. His broad experience helps the board of directors provide effective oversight of the Company’s business strategy in a fast-evolving software market.

Experience
Wix.com Ltd.
•Co-founder, Chief Executive Officer (2006 – Present)
•Co-Chief Executive Officer (2006 – 2010)
•Board Chair (2013 – 2016), Honorary Chair (2016)
Arel Communications & Software Ltd.
•VP of Strategic Alliances (2004 – 2006) of a private Israeli communication technology company
Sphera Corporation
•Co-founder, Chief Technology Officer (1998 – 2000) of a private company that develops software for managing data centers
•VP of Product Marketing (2000 – 2003)
AIT Ltd.
•Co-founder, Chief Technology Officer (1993 – until its sale in 1997) of a private Israeli software company
Outside Boards
Public Companies
•Director, Monday.com Ltd. (2012 – Present), a work management and productivity app
•Director, SodaStream International Ltd. (2016 – until its sale to PepsiCo Inc. in 2017)
Other
•Israeli Defense Forces’ elite computer intelligence unit (1990 – 1992)

Lior Shemesh Chief Financial Officer Age: 54 Chief Financial Officer Since 2013	Qualifications and Expertise With over 20 years of financial leadership experience, Mr. Shemesh is a driving force behind the Company's financial strategy and operational excellence.
Experience
Wix.com Ltd.
•Chief Financial Officer (2013 - Present)
Alvarion Ltd.
•Chief Financial Officer (2010 - 2013)
•Vice President of Finance (2008 - 2010)
Veraz Networks Inc.
•Vice President of Finance (2003 - 2008) of a provider of softswitch, media gateway and digital compression solutions
ECI Telecom Ltd.
•Associate Vice President of Finance of the Broadband division (2000 - 2003) of a network infrastructure provider
Education
B.A. in Accounting and Economics from Bar-Ilan University
M.B.A. from Bar-Ilan University

Nir Zohar President and Chief Operating Officer Age: 46 President Since 2013; Chief Operating Officer since 2008
Qualifications and Expertise
Mr. Zohar is known for his exceptional leadership skills and collaborative approach, fostering a culture of innovation, teamwork, and accountability throughout the organization. His strategic mindset and ability to execute complex initiatives have been instrumental in driving growth and profitability for the Company.

Experience
Wix.com Ltd.
•President (2013 - Present)
•Chief Operating Officer (2008 - Present)
M.B. Contact Ltd.
•Budget and Production Manager (2005 - 2007) of a private Israeli event production company
The Israeli Scouts
•Central Leader and Regional Headquarters Senior Staff (2001 - 2005)
The Israeli Navy
•Lieutenant Commander and Chief Engineer (1995 - 2001)
Outside Boards
Public Companies
•Fiverr International Ltd. (2014 - Present), a global online marketplace for freelance services

Omer Shai Chief Marketing Officer Age: 46 Chief Marketing Officer Since 2013
Qualifications and Expertise
Mr. Shai is recognized for his creativity, strategic vision, and ability to drive marketing initiatives that resonate with target audiences. He has a deep understanding of consumer behavior and market trends, enabling him to identify opportunities for growth and differentiation in competitive landscapes.

Experience
Wix.com Ltd.
•Chief Marketing Officer (2013 - Present)
•Vice President of Marketing (2010 - 2013)
Hyperactive
•Co-Founder (2005 - 2008) of a digital design company
Hackersoftware
•Marketing Director (2000 - 2003) of a software company
Education
B.Sc. in Economics from The Academic College of Tel Aviv, Yaffo

Yaniv Even-Haim Chief Technology Officer Age: 49 Chief Technology Officer Since 2020
Qualifications and Expertise
Mr. Even-Haim is recognized for his strategic vision, technical proficiency, and commitment to driving business results through technology. He has a proven track record of leveraging technology to solve complex challenges, drive competitive advantage, and helping to position the Company as a leader in the digital age.

Experience
Wix.com Ltd.
•Chief Technology Officer (2020 - Present)
•Vice President of Research and Development (2010 - 2020)
Pudding Media Inc.
•Vice President of Product (2009 - 2010) of a mobile advertising solutions company
Comverse, Inc.
•Head of Research and Development (2001 - 2009) of a provider of communications software
EverAd, Inc.
•Director of Research and Development (1998 - 2001) of a music and advertising company
Education
B.Sc. in Computers from The Technion - Israel’s Institute of Technology
M.B.A. from The Technion - Israel’s Institute of Technology

Shelly Meyer Chief People Officer Age: 58 Chief People Officer Since 2020
Qualifications and Expertise
Mrs. Meyer brings over 20 years of HR experience and has been instrumental in shaping the work force of several prominent U.S. and Israeli tech companies. Since joining in 2010, Mrs. Meyer has been the driving force behind Wix successfully maintaining a highly professional and close-knit team.

Experience
Wix.com Ltd.
•Chief People Officer (2020 - Present)
•VP Human Resources (2010 - 2020)
Applied Materials
•Head of Human Resources and Managing Director (2007 - 2009)
Marvell Semiconductor
•Director of Human Resources (2006 - 2008)
BackWeb Technologies
•VP Human Resources (2000 - 2005) of a company that offered data, content and applications solutions
Rad-Bynet Group
•VP Human Resources (1994 - 1999), a data communications solutions business
Education
B.A. in political science from the Tel Aviv university
M.B.A. from Tel-Aviv University School of Business Administration with a specialization in Organizational Behavior

Directors

Mark Tluszcz Independent Board Chair Age: 57 Director Since 2010
Qualifications and Expertise
Mr. Tluszcz has more than 20 years of experience in the stewardship of successful early-stage investments in the technology sector, such as Skype and Wix. He provides our board of directors with the expertise to help ensure capital is allocated to areas of the business with the highest growth and profit potential, and that Wix maintains the talent and culture necessary to create and scale innovative technology solutions.

Experience
Mangrove Capital Partners
•Co-founder and CEO (2000 – Present) of a venture capital firm focused on early-stage investments in technology companies
Outside Boards
Private Companies
•Director, JobToday S.A. (2015 – Present)
•Director & Board Chair, K Health Inc. (2017 – Present)
•Director, TBOL Limited (2017 – Present)
•Director, Red Points Solutions, S.L. (2019 – Present)
Other
•Named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology
•Named by PaperJam Magazine as one of the 100 most influential persons in Luxembourg in 2012, 2014 and 2022
Education
B.A. with honors, Eckerd College

Deirdre Bigley Independent Director Age: 59 Director Since 2017 Board Committees: Audit Committee Compensation Committee Nominating, Governance and Environmental Committee
Qualifications and Expertise
Ms. Bigley has over three decades of senior leadership experience in global marketing and branding in large, complex organizations. Her expertise strengthens the board of directors’ oversight of the Company’s business strategy, particularly as it pertains to its marketing and branding of new products to a global audience.

Experience
Bloomberg, L.P.
•Chief Marketing Officer (2014 – 2021)
•Head of Marketing Communications (2009 – 2014)
IBM
Positions of increasing responsibility over her 13-year tenure (2002 – 2009), including
•Vice President of Worldwide Brand (2008 – 2009)
•Vice President of Worldwide Advertising and Interactive (2003 – 2008)
Outside Boards
Public Companies
•Director, Taboola.com Ltd. (2021 – Present), a technology platform company that powers recommendations for the open web
•Director, Sportradar Group AG (2021 – Present), a global provider of sports betting and sports entertainment products and services
•Director, Shutterstock, Inc. (2016 – Present), a global provider of commercial imagery and music
Education
B.A. in English Literature, West Chester University

Allon Bloch Independent Director Age: 54 Director Since 2016
Qualifications and Expertise
For over twenty years, Mr. Bloch has held executive and advisory roles at high-growth technology companies. He has been a co-founder of multiple disruptive start-ups, having successfully led them through critical phases of product and market development. He brings valuable expertise and perspective to the board of directors as Wix’s business strategy is focused on disruptive product-led growth.

Experience
K Health Inc.
•Co-Founder and Chief Executive Officer (2016 – Present) of digital health company
Vroom Inc.
•Co-Founder and Chief Executive Officer (2014 – 2016) of this leading online U.S. car retailer
Dolphin Software Ltd. (dba mySupermarket)
•Chief Executive Officer (2010 – 2014), of this private online grocery shopping company
Wix.com Ltd.
•President, Co-Chief Executive Officer (2008 – 2010)
•Director (2008 – 2013), member of audit committee (2018 – 2023)
Greylock Partners
•Advisor (2012 – 2015) to Israel and Europe Fund, of this venture capital firm focused on technology start-ups
•Jerusalem Venture Partners
•Principal and General Partner (2000 – 2007), of this early-stage venture capital firm based in Israel
Outside Boards
Private Companies
•Director, K Health Inc. (2016 – Present)
•Director, Genoox (2016 – 2019), a genomic data management platform
Education
B.Sc. in Biology, Tel-Aviv University
M.B.A., Columbia University Business School

Francesco de Mojana Independent Director Age: 54 Director Since March 2023 Board Committees: Audit Committee
Qualifications and Expertise
Mr. de Mojana brings over 25 years of experience as both an entrepreneur in the software technology space and investor responsible for numerous private equity investments. With a strong track record of successfully implementing operating efficiencies that drove margin expansion and profitability, he brings a valuable skill set to the board of directors as the Company focuses on balancing growth with sustained profitability.

Experience
Buono Ventures
•Founder, Chief Executive Officer (2019 – Present), of the Italian-based venture capital firm
Permira
•Partner (2004 – 2018) of this global private equity firm
Eloft
•Co-founder, Chief Operating Officer (2000 – 2002) of this software knowledge management solution company later sold to Telefonica Group
McKinsey & Company
•Management consultant (1997 – 2000)
Education
B.A. in International Economics, Università Bocconi (Milan)
M.B.A., Columbia University Business School

Diane B. Greene Independent Director Age: 68 Director Since 2020
Qualifications and Expertise
Ms. Greene is among the most prominent entrepreneurs in the development of cloud computing, an experienced leader in the enterprise software industry, a distinguished technologist and proven board member of large and complex technology companies. Her broad experience helps the board of directors oversee the Company’s management, business strategy, and capital allocation.

Experience
Google LLC
•SVP, Chief Executive Officer for Google Cloud (2015 – 2019)
VMware, Inc.
•Co-founder, Chief Executive Officer, President (1998 – 2008), through the 2007 IPO of the cloud computing and virtualization software company
EMC Corporation
•Executive Vice President (2005 – 2008) of the provider of information infrastructure and virtual infrastructure technologies, solutions and services
VXtreme
•Co-founder, Chief Executive Officer (1995 – 1997), until the sale to Microsoft of the video streaming software company
Outside Boards
Public Companies
•Director, A.P. Møller – Mærsk A/S (2020 – Present), a Danish shipping and logistics company
•Director, SAP SE (2018 – 2020), the market leader in enterprise application software
•Director, Alphabet, Inc. (2012 – 2019)
•Director, Intuit Inc. (2006 – 2018), a global technology platform specializing in financial software
•Director, VMware, Inc. (1998 – 2008)
Private Companies
•Director and Compensation Committee Chair, Stripe (2018 – Present)
•Board Chair, Massachusetts Institute of Technology Corporation (2020 – 2023) and Life Member of the Corporation
Other
•Member, National Academy of Engineering
•Co-Chair, School of Engineering Advisory Board, University of California, Berkeley (2018 – Present)
Education
M.S. in Computer Science, University of California, Berkeley
M.S. in Naval Architecture, Massachusetts Institute of Technology
B.A. in Mechanical Engineering and Honorary Doctorate, University of Vermont

Ron Gutler Lead Independent Director Age: 66 Director Since 2013 Board Committees: Audit Committee - Chair Compensation Committee - Chair Nominating, Governance and Environmental Committee - Chair
Qualifications and Expertise
Mr. Gutler has significant capital markets expertise and board experience across fast-growing technology companies. He brings to the board of directors a deep understanding of financial and accounting matters, as well as risk management expertise, and contributes seasoned leadership to the board of directors and its committees.

Experience
Blue Border Partners
•Co-founder, (2000 – 2002), of the Blue Border Horizon Fund, a global macro fund
Bankers Trust Company (currently part of Deutsche Bank)
•Partner, Managing Director (1987 – 1999), where he established and led the Israeli office and headed the Global Emerging Markets Trading and Sales
Outside Boards
Public Companies
•Director, WalkMe Ltd. (2020 – Present), a software company offering a Digital Adoption Platform
•Director, Fiverr International Ltd. (2019 – Present), a global online marketplace for freelance services
•Director, CyberArk Software Ltd. (2014 – Present), an identity security company
•Board Chair, NICE Systems Ltd. (2002 – 2013), a global company specializing in contact center software, artificial intelligence and digital and workforce engagement management solutions
Private Companies
•Board Chair, G.J.E. 121 Promoting Investment Ltd. (2000 – 2011), a real estate company
Education
B.A. in Economics and International Relations and M.B.A., Hebrew University in Jerusalem

Gavin Patterson Independent Director Age: 56 Director Since March 2023 Board Committees: Compensation Committee
Qualifications and Expertise
Mr. Patterson has decades of extensive operating experience across software, media, telecommunications and technology. He has a proven track record of expanding and scaling up business both in leadership roles at Salesforce and at BT Group, where he led the rollout of the UK’s national fiber network, led the £15 billion acquisition of the UK’s biggest mobile provider, EE, launched the sports broadcasting channel, BT Sport, and expanded BT’s cyber security practice. His vast experience will help to oversee and guide the management team as the Company continues to grow.

Experience
Salesforce.com
•President and Chief Strategy Officer (Aug 2022 – Jan 2023)
•President and Chief Revenue Officer (2020 – 2022)
•Chairman Europe, Middle East and Africa (2019 – 2020)
BT Group plc
•Group Chief Executive (2013 – 2019), of one of the UK’s largest telecommunications and network providers
•Executive Director, BT Retail CEO (2008 – 2013)
•Group Managing Director, Consumer and Chief Marketing Officer (2004 – 2008)
Outside Boards
Public Companies
•Board Chair, Elixirr Consulting (2019 – Present), an AIM-listed business consulting firm
•Director, BT Group plc (2013-2019)
Private Companies
•Director, Mobileum (2022 – Present), a leading provider of analytics solutions for the telecom industry
•Director, Fractal Analytics (2019 – Present), a provider of artificial intelligence and advanced analytics
Other
•Chair, Business in the Community (2020 – Present), a UK non-profit
•Member, Governing Council of The London School of Economics
Education
MEng in Chemical Engineering, Cambridge University

Ferran Soriano Independent Director Age: 56 Director Since 2020
Qualifications and Expertise
Over his career Mr. Soriano has transformed small organizations into global commercial successes. In the five years under his leadership, FC Barcelona more than doubled its sales, returned to profitability and signed a landmark charity deal with UNICEF. Similarly, when he joined CFG, he began with one football club, Manchester City F.C., and over his tenure, has expanded into total or partial ownership of 13 football clubs all over the world. His experience strengthens the board of directors’ oversight of management and its ability to drive profitable global growth.

Experience
City Football Group (CFG)
•Chief Executive Officer (2012 – Present), of a global leading private owner and operator of football clubs, with total or partial ownership of 13 clubs in major cities across the world
FC Barcelona
•Vice Chairman and Chief Executive Officer (2003 – 2008)
Cluster Consulting (a/k/a DiamondCluster)
•Co-founder, Partner (1994-2003), of the management consulting firm
Outside Boards
Private Companies
•Board Chair, Spanair (2009 – 2012)
Education
B.B.A, M.B.A., ESADE (Barcelona), with related studies at Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium)

Our Co-founder, Chief Executive Officer and Director, Avishai Abrahami, our Co-founder and Vice President of Client Development, Nadav Abrahami, and our Chief Architect of Research and Development, Yoav Abrahami, are brothers. In addition, our President and Chief Operating Officer, Nir Zohar, is married to our VP Design & Brand, Hagit Kaufman - Zohar. Other than the relationships noted above, there are no family relationships among any of our directors or executive officers.
B.    Compensation
Compensation of Directors and Executive Officers
The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $34.8 million for the year ended December 31, 2023. This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The aggregate share-based compensation for the year ended December 31, 2023 recorded in our financial statements in respect of grants of options and RSUs, as well as participation in our ESPP, for our directors and executive officers as a group is comprised of (i) options to purchase 1,524,745 ordinary shares with exercise prices ranging from $86.12 to $259.16 per share, and (ii) 520,616 RSUs, of which 64,318 RSUs accounted for the achievement of performance targets for fiscal year 2023, which we recorded as share-based compensation for the year ended December 31, 2023, but were only granted in 2024.
The following is a summary of the salary expenses and social benefit costs of our executive officers in 2023, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023.
Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2023 of $18,000 in salary expenses and $115,000 in social benefit costs.
Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2023 of $26,000 in salary expenses and $80,000 in social benefit costs.
Mrs. Shelly Meyer, Chief People Officer. Compensation expenses recorded in 2023 of $228,000 in salary expenses and $64,000 in social benefit costs.
Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2023 of $216,000 in salary expenses and $116,000 in social benefit costs.
Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2023 of $279,000 in salary expenses and $23,000 in social benefit costs.
Mr. Yaniv Even-Haim, Chief Technology Officer. Compensation expenses recorded in 2023 of $228,000 in salary expenses and $65,000 in social benefit costs.
The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the Company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
Our Chief Executive Officer and our President and Chief Operating Officer waived their base salaries for fiscal year 2023 to levels comparable to minimum wage under Israeli law.
From time to time, we grant options, PSUs, RSUs and other awards under our share incentive plans (described below) to our executive officers and directors. See Item 6.C. “Directors, Senior Management and Employees—Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2023, we granted our directors and executive officers 178,627 RSUs under our share incentive plans (which does not include 64,318 RSUs accounted for the achievement of performance targets for fiscal year 2023, which were only granted in 2024 but for which we recorded share-based compensation for the year ended December 31, 2023). During 2023, director equity grants were subject to a vesting schedule over a one-year period. The executive officers’ equity grants of 2023 are subject to a vesting schedule over a four-year period, with the PSUs also being subject to predetermined Company performance criteria set by the Company’s compensation committee and board of directors. We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023, which include RSUs granted in 2023 and RSUs granted in the first quarter of 2024 on account of performance targets achieved for fiscal year 2023 and for which we recorded equity-based compensation expenses in 2023 to Lior Shemesh, Omer Shai, Shelly Meyer and Yaniv Even-Haim, of $1,963,316, $2,101,166, $1,704,251 and $1,704,251, respectively. Our Chief Executive Officer and our President and Chief Operating Officer did not receive a grant of equity in 2023.
The relevant amounts underlying the equity awards granted to our officers during 2023, will continue to be expensed in our financial statements over a four-year period during the years 2024-2027 on account of the 2023 grants in similar annualized amounts, apart from performance-based equity which is expensed on an accelerated basis. Assumptions and key variables used in the calculation of such amounts are described in Note 13 of our audited consolidated financial statements included in Item 18 of this annual report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy, which includes maximum equity compensation thresholds, and were approved by the Company’s compensation committee and board of directors.
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
The annual retainer for committee membership is $8,000 for audit committee membership and $5,000 for membership on each of the compensation committee and the nominating, governance and environmental committee. The annual retainer for serving as chairperson of the audit committee, the compensation committee and the nominating, governance and environmental committee is $20,000, $10,000 and $7,500, respectively.

Equity awards. Each non-executive director is granted annual awards, each of which is comprised of 2,642 RSUs, except that (i) the Chairperson of the board of directors is granted an annual award of 3,963 RSUs, and (ii) the lead independent director is granted an annual award of 3,302 RSUs. The annual awards are subject to a maximum annual value threshold as per our compensation policies and are adjusted in cases where they exceed such thresholds. The fair value of the RSUs is determined based on the closing trading price of our ordinary shares on the grant date.
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
We also reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the board or any committee in accordance with our policy.
Employee directors receive no additional compensation for their service as a director; provided, however, that an executive director who ceases to be a company executive and is designated by the board as a non-executive director, shall be entitled to the same compensation as a non-executive director (other than the initial equity grant), commencing on the date such director is designated by the board as a non-executive director.
As of February 29, 2024, 7,824,654 ordinary shares are subject to outstanding option, PSU and RSU awards granted to employees and office holders under our share incentive plans, including 3,586,715 ordinary shares issuable under currently exercisable share options. As of February 29, 2024, 1,847,411 ordinary shares remained available for future grant under our share incentive plan.
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
For a detailed description of the terms of employment of our Chief Executive Officer, see our report on Form 6-K, containing the company’s Notice and Proxy Statement with respect to the 2023 Annual General Meeting of the Shareholders, furnished to the SEC on September 29, 2023.

Directors’ Service Contracts
Other than with respect to our CEO who is both a director and an executive officer, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company, other than the “double trigger” full acceleration vesting mechanism upon a “Change of Control” event as described above under “Compensation Policy for Non-Executive Directors - Equity Awards.”
2013 Incentive Compensation Plan
We adopted our 2013 Incentive Compensation Plan (the “2013 Plan”), which went into effect on October 15, 2013, as amended from time to time, most recently on December 7, 2023. The 2013 Plan provides for the grant of options, restricted shares, RSUs, PSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and any other person whose services are considered valuable to us or any of our affiliates. As of December 31, 2023, options to purchase 3,956,056 of our ordinary shares and 3,236,742 RSUs (including PSUs) were outstanding under the 2013 Plan.
In 2023, under the 2013 Plan, we granted to certain of our directors, executive officers, employees and contractors, options to purchase 1,350 of our ordinary shares at a weighted average exercise price of par value per share and 1,860,596 RSUs (including PSUs).
As of December 31, 2023, the number of ordinary shares we could have issued under the 2013 Plan was 14,179 shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, and (iii) 7,500,000 shares. Ordinary shares subject to outstanding awards under the 2013 Plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or re-grant, respectively, under the 2013 Plan. The number of shares subject to the 2013 Plan is also subject to adjustment if particular capital changes affect our share capital. Following an immaterial increase of the available pool under the 2013 Plan in December 2023, which was subsequently offset by ordinary share repurchases we executed, on January 1, 2024, the number of ordinary shares reserved for the 2013 Plan increased by 2,858,629 shares. The total number of ordinary shares reserved under the 2013 Plan, as of February 29, 2024 was 1,847,411.
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
Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the board of directors and/or compensation committee. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. RSUs and PSUs are denominated in ordinary share units, except that no shares are actually issued to the participant on the grant date. When an RSU or PSU award vests, and in the case of PSU, is earned, the participant is entitled to receive ordinary shares, a cash payment based on the value of ordinary shares or a combination of shares and cash.
Share options granted to Israeli employees under the 2013 Plan may be granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance. Any options granted pursuant to such provision, will be issued to a trustee and be held by the trustee for at least two years from the date of grant of the options in order for the grantee to benefit from preferential capital gains taxation under the Israeli Tax Ordinance. Any share options granted under the 2013 Plan to participants in the United States will be nonqualified stock options.

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
Employee Stock Purchase Plan
We have adopted an employee stock purchase plan, or ESPP, pursuant to which our full time employees and consultants, and full time employees and consultants of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the net compensation which the employees receive on each pay day during the offering period. In the third quarter of 2014, we started granting employees and full-time consultants the right to purchase our ordinary shares under the ESPP. The number of ordinary shares reserved for purchase under the ESPP upon its adoption was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares. On January 1, 2024, the number of ordinary shares reserved for the ESPP increased by 571,725 shares. The total ordinary shares reserved under the ESPP as of February 29, 2024 was 2,458,059 shares. On March 1, 2024, 239,170 ordinary shares were issued under the ESPP for the six-month offering period from September 1, 2023 through February 29, 2024.

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
Under our articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Our directors are divided among the three classes as follows:

•the Class I directors are Allon Bloch, Deirdre Bigley and Ferran Soriano, and their terms expire at our annual meeting of shareholders to be held in 2026;
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
Chairperson of the Board of Directors and Board of Directors Leadership Structure
Our articles of association provide that the Chairperson of the board of directors is elected by the members of the board of directors and serves as Chairperson of the board of directors throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive Officer, may not serve as the Chairperson of the board of directors, and the Chairperson or a relative of the Chairperson may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:
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
In accordance with the relief regulations, our nominating, governance and environmental committee and board of directors elected, in July 2016, not to appoint external directors to the board of directors and not to comply with the audit committee and compensation committee composition and chairperson requirements of the Companies Law, and to transition our external directors to become “regular” independent directors.
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
•reviewing with management the risk related to cybersecurity, information technology and information security, including data protection and data privacy, and the steps that management has taken to monitor and control such risks
•reviewing with management and our independent director our annual and quarterly financial reports prior to their submission to the SEC; and
•approval of certain transactions with office holders and controlling shareholders, as described below, and other related-party transactions.
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
•reviewing and approving the granting of equity incentive awards; and
•reviewing, evaluating and making recommendations to the board of directors regarding the compensation and benefits for our non-employee directors.
Additionally, under the Companies Law, the compensation committee’s duties include recommending compensation policies to the board of directors, overseeing compensation policy implementation and ratifying the compensation of executive officers.
Nominating, Governance and Environmental Committee
Our nominating, governance and environmental committee consists of Ron Gutler and Deirdre Bigley. Ron Gutler serves as the Chairperson of the nominating, governance and environmental committee. Our board of directors has adopted a nominating, governance and environmental committee charter setting forth the responsibilities which include:
•overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;
•assessing the performance of the members of our board of directors;
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company; and
•reviewing and overseeing our strategy, programs, and public disclosure for ESG issues.

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
The compensation plan for our executives was last approved by the shareholders on December 19, 2022 and was last amended by the shareholders on November 6, 2023, and our compensation plan for our non-executive directors was last approved by the shareholders on December 19, 2022.
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
•the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements (these conditions are in addition to the conditions for repayment included in the Policy for Recovery of Erroneously Awarded Compensation we adopted in accordance with Nasdaq rules (a copy of which is filed as an exhibit to this Annual Report on Form 20-F));
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
The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company.

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
We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
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
D.    Employees
As of December 31, 2023, we had 4,600 employees, 3,059 of whom were based in Israel, 611 of whom were based in the United States, 259 of whom were based in Lithuania, 8 of whom were based in Brazil, 16 of whom were based in Canada, 30 of whom were based in Japan, 12 of whom were based in the UK, 3 of whom were based in India, 82 of whom were based in Poland, 11 of whom were based in Ukraine, 462 of whom were based in Ireland, 10 of whom were based in Australia, 19 of whom were based in Netherlands, 1 of which was based in Mexico, and 17 of whom were based in Germany. Of our employees, 4,414 work full-time and 186 work part-time. As of December 31, 2023, we also engaged the services of 702 contractors in Ukraine and Poland.

The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2023	2022	2021
Department
General and administration	627	582	538
Marketing	1,192	1,154	1,310
Research and development	2,301	2,206	2,349
Support and call center	1,182	1,574	1,732
Total	5,302	5,516	5,929
With regard to our Israeli employees, Israeli labor laws govern the length of the work day, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.
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
F.    Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2024 by:
•each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•each of our directors and executive officers individually; and
•all of our executive officers and directors as a group.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 55,645,796 ordinary shares outstanding as of February 29, 2024. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 29, 2024 or issuable pursuant to RSUs and PSUs that are subject to vesting and performance conditions expected to be satisfied within 60 days of February 29, 2024 to be outstanding and to be beneficially owned by the person holding the stock option, RSU or PSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami (1)	2,164,694	3.8%
Lior Shemesh (2)	309,821	*
Nir Zohar (3)	902,726	1.6%
Omer Shai (4)	573,679	1.0%
Yaniv Even-Haim (5)	134,587	*
Shelly Meyer (6)	181,038	*
Deirdre Bigley (7)	16,401	*
Allon Bloch (7)	17,751	*
Mark Tluszcz (7)	46,210	*
Gavin Patterson (7)	2,642	*
Ron Gutler (7)	40,515	*
Francesco de Mojana (7)	2,642	*
Diane Greene (7)	13,737	*
Ferran Soriano (7)	10,295	*

All executive officers and directors as a group (14 persons)	4,416,738	7.6%
Principal Shareholders
Baillie Gifford & Co (8)	7,788,745	14.0%
BlackRock, Inc. (9)	2,905,895	5.2%
__________
* Less than 1%.
(1)    Shares beneficially owned consist of 973,049 shares and outstanding options to purchase 1,191,645 shares that are exercisable within 60 days of February 29, 2024. Excludes shares owned by Mr. Abrahami’s spouse, as to all of which shares Mr. Abrahami disclaims beneficial ownership.
(2)    Shares beneficially owned consist of 91,327 shares and 218,494 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2024.
(3)    Shares beneficially owned consist of 301,831 shares and 600,895 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2024. Excludes shares owned by Mr. Zohar’s spouse, as to all of which shares Mr. Zohar disclaims beneficial ownership.
(4)    Shares beneficially owned consist of 461,651 shares and 112,028 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2024.
(5)    Shares beneficially owned consist of 47,845 shares and 86,742 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2024.
(6)    Shares beneficially owned consist of 60,672 shares and 120,366 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2024.
(7)    Shares beneficially owned consist solely of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 29, 2024 and RSUs that vest within 60 days of February 29, 2024.
(8)    This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, or BGC, with the SEC on January 26, 2024. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G/A, BGC has sole voting power over 5,810,418 shares and sole dispositive power over 7,788,745 shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.
(9)    This information is based upon a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 2, 2024. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. Pursuant to the Schedule 13G, BlackRock, Inc. has sole voting power over 2,690,455 shares and sole dispositive power over 2,905,895 shares.

Registered Holders
As of February 29, 2024, we had three holders of record of our ordinary shares in the United States. Those shareholders held in the aggregate 55,644,971 ordinary shares, representing 99.9% of the 55,645,796 outstanding ordinary shares as of February 29, 2024. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
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
The following is a description of our material-related party transactions since January 1, 2021.

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
Equity Awards
Since our inception, we have granted options to purchase our ordinary shares, PSUs, and/or RSUs to our officers and our directors. The award agreements evidencing such grants may contain acceleration provisions for unvested equity, which will vest immediately upon certain merger, acquisition, or change of control transactions, provided that such executive officer or director’s employment or engagement is terminated within a certain period of time following such merger or acquisition transaction. We describe our equity plans under Item 6.B. “Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan.”

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
Legal Proceedings
From time to time, we have been and may be party to litigation or subject to claims incident to the ordinary course of business. We are not subject to litigation that we can currently determine might have a significant material adverse effect on our business, operating results or financial condition.
Dividend Policy
We have never declared nor paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the near future. We currently intend to retain future earnings, if any, to finance operations and expand our business. See Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for a discussion of our board approved repurchase program. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.
B.    Significant Changes
No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this annual report.

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
B.    Memorandum and Articles of Association
Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 55,972,806 shares are issued and outstanding as of March 20, 2024, and 6,933,910 are held in treasury. Our corporate purpose, as stated in Article 4 of our articles of association, is to engage in any lawful act or activity for which companies may be organized under the Companies Law.
A copy of our articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.
Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, New York, New York.

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
The Investment Law has been amended several times, with the three most significant changes effective as of April 1, 2005, referred to as the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, referred to as Amendment 73. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply. Amendment 73 introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
Tax Benefits Subsequent to the 2005 Amendment
The 2005 Amendment applies to new investment programs and investment programs commencing after 2004 but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.
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

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficiary Enterprise” status and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise (the “Year of Election”). Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.
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
The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.” We chose 2009 as a “Year of Election,” which was confirmed by the Israeli Tax Authority in its ruling described above. As of December 31, 2023, we did not utilize any of the benefits for which we were eligible under the Investment Law.

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
The tax tracks under the Amendment are as follows: Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area - A tax rate of 7.5%). Special Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location. The new incentives regime applies to “Preferred Technological Enterprises” that meet certain conditions, including, inter alia:
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
A “Special Preferred Technological Enterprise” is an enterprise that meets, inter alia conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.7 billion).
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
•the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•the research and development must be for the promotion or development of the company; and
•the research and development is carried out by or on behalf of the company seeking such tax deduction.
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
Excess Tax
Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 3% on annual income exceeding NIS 698,280 in 2023 and NIS 721,560 in 2024, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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
The amount of any distribution paid in a currency other than U.S. dollars including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currency is converted into U.S. dollars on the date of receipt. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.
Dividends paid to a U.S. Holder with respect to our ordinary shares generally will be treated as foreign source income that is “passive category income,” which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli taxes withheld on dividends may be credited against a U.S. Holder’s United States federal income tax liability or, at such U.S. Holder’s election, be deducted from its U.S. federal taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all such foreign taxes paid or accrued in the taxable year. Recently issued final U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent, they will be entitled to this credit or to a deduction in lieu of a credit.

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

Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, royalties, rents, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be classified as a PFIC for the taxable year that ended on December 31, 2023, or for the current taxable year. However, the determination of whether we are a PFIC is a factual determination that is made annually, after the close of the taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC for any taxable year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.
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

Information Reporting and Backup Withholding
Distributions on, and proceeds paid, from the sale or other taxable disposition of ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.
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
Foreign Currency Risk
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2023, approximately 67% of our revenues were denominated in U.S. dollars and approximately 33% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar and the Brazilian Real. In addition, in 2023, approximately 66% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 27% in New Israeli Shekels. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).
Our primary processing provider converts payments collected from our premium users in British pound- and euro-denominated payments to us into U.S. dollars in consideration for the payment of an additional fee; however, since the original payments are not received in dollars this does not reduce our overall exposure to exchange rate fluctuations between these currencies and the U.S. dollar.
The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2023	9.9
2022	4.0
2021	(6.0)
2020	(3.6)
2019	(0.9)
The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS.
A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have increased (decreased) our net loss by approximately $43.1 million in 2023. We estimate that a 10% concurrent devaluation of the Euros, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos, Australian Dollar and Canadian Dollar against the U.S. dollar would have increased our net loss by approximately $48 million in 2023.
To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program.
We hedge certain portions of the anticipated payroll of our Israeli employees and Israeli suppliers denominated in NIS for a period of one to 12 months, as well as portions of our headquarter lease payments denominated in NIS, with forward contracts and other derivative instruments. In addition, we hedge a portion of our revenue transactions denominated in euros and British pounds. See Note 2(l) of our audited consolidated financial statements included in Item 18 of this annual report.
Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar. Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. As of December 31, 2023, we had $1.01 billion of cash and cash equivalents, restricted deposits and marketable securities denominated in U.S. dollars and $19.1 million denominated in other currencies, primarily Israeli Shekel, Euro, British Pounds, Japanese Yen and the Brazilian Real.

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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure controls and procedures
Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes, in accordance with generally accepted accounting principles.
Attestation report of the registered public accounting firm
Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2023. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.
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
ITEM 16B.    CODE OF ETHICS
We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department. Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver on our website. We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We did not grant any waivers under our code of ethics in 2023.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2022 and 2023:

	2023	2022
	(in USD thousands)
Audit Fees	1,093	906
Audit-Related Fees	31	36
Tax Fees	255	297
Total	1,379	1,239
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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During 2023, we repurchased 1,348,865 ordinary shares for an aggregate purchase price of $127.0 million under our repurchase programs authorized by our board of directors and announced in January 2023 and December 2023. The table below provides detailed information.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31	240,457	$76.18	240,457	$50,000,022.26
February 1 – February 28	—	$—	—	$50,000,022.26
March 1 – March 31	—	$—	—	$50,000,022.26
April 1 – April 30	—	$—	—	$50,000,022.26
May 1 – May 31	623,811	$80.15	623,811	$—
June 1 – June 30	—	$—	—	$—
July 1 – July 31	—	$—	—	$—
August 1 - August 31	—	$—	—	$—
September 1 - September 30	—	$—	—	$—
October 1 – October 31	—	$—	—	$—
November 1- November 30	—	$—	—	$—
December 1 – December 31	484,597	$121.11	484,597	$241,301,788.42
Total	1,348,865	$94.16	1,348,865
(1) All ordinary shares were purchased pursuant to our publicly announced $300 million repurchase plan.
In July 2023, our board of directors authorized a new repurchase program under which up to $500 million was available to purchase our ordinary shares and/or Convertible Notes. The repurchase plan, as authorized by our board of directors, and approved by the Israeli court in December 2023 for an amount of $300 million, provided the Company with the authority to make repurchases of $300 million of our ordinary shares and/or Convertible Notes through July 30, 2024. As of February 13, 2024, we completed the entirety of the $300 million court-approved repurchase amount. Our repurchase program was subsequently increased by the board of directors by an additional $25 million, leaving a total of $225 million remaining for repurchase under the Board approved program. The specific timing and amount of repurchases under the repurchase program for the remaining $225 million, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties.

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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16K.    CYBERSECURITY
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management framework intended to protect the confidentiality, integrity, and availability of our critical systems and information.
Our information security controls and practices are certified against globally recognized standards: ISO 27001, ISO 27017, ISO 27701, ISO 27018, and SOC 2 Type II. These certifications demonstrate our commitment to better protect our platform and user data. Our commitment also extends to maintaining a PCI DSS (Payment Card Industry Data Security Standards) certification for payment transaction security.
Generally, we design and assess our cybersecurity risk management framework based on the cybersecurity frameworks of the Center for Internet Security (CIS), and our application security is based on Open Worldwide Application Security Project (OWASP) frameworks. While we may not always meet every technical standard, specification and requirement specified in these frameworks and standards at all times, we use these frameworks and standards to help us identify, assess, and manage cybersecurity risks relevant to our business.
Our cybersecurity risk management framework is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.
Key elements of our cybersecurity risk management framework include, but are not limited to:
•risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
•a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•internal and external testing of our cybersecurity posture;
•security tools deployed in our information technology environment to protect the confidentiality, integrity, and availability of our critical systems and information and monitor cybersecurity threats;
•the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
•processes to integrate cybersecurity risk management within the company’s product and software development processes;
•cybersecurity awareness training of our employees;
•a bug bounty program;
•a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•a third-party risk management process for service providers, suppliers, and vendors who have access to our critical systems and information.

We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risks Related to Privacy, Data and Cybersecurity.” However, for the year ended December 31, 2023, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.
Cybersecurity Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to our audit committee oversight of cybersecurity and other information technology risks. Our audit committee oversees management’s implementation of our cybersecurity risk management program.
Our audit committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates our audit committee, as necessary, regarding cybersecurity incidents.
Our audit committee chair reports to the full board of directors regarding its activities, including those related to cybersecurity. Our audit committee chair also receives more specific briefings from management on our cybersecurity risk management program.
The company's cybersecurity policies, procedures, and strategies primarily are implemented by the company's information security department, which reports directly to the Chief Information Security Officer (CISO). Other personnel and departments in the company also assist with cybersecurity risk management, including but not limited to the company's technology organization.
Our management team, including the CISO and Chief Technology Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management framework and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes working in management roles related to cybersecurity, risk, and data privacy in various leading global companies and in military roles, as well as industry certifications such as ISC², CISSP, and MCSE.
Our management team stays informed about and monitors efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools that we deploy.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See pages F-2 through F-68 of this annual report.
ITEM 19.    EXHIBITS
See exhibit index incorporated herein by reference.
ANNUAL REPORT ON FORM 20-F
INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, filed on March 28, 2017)
2.1	Description of Registered Securities (filed herewith)
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)
4.2	Wix.com Ltd. 2013 Incentive Compensation Plan (as amended) (filed herewith)
4.3	Wix.com Ltd. 2013 Amended and Restated Employee Stock Purchase Plan (as amended) (filed herewith)
4.4	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for September 29, 2023, filed on September 29, 2023).
4.5	Wix.com Ltd.’s Compensation Policy - Directors (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 6-K for December 2022, filed on December 20, 2022).
4.6
Indenture, dated as of August 13, 2020, by and between Wix.com Ltd. and U.S. Bank National Associate, as Trustee, and Form of 0% Convertible Senior Notes due 2025 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K for August 2020, filed on August 13, 2020).

8.1	List of subsidiaries of the Registrant (filed herewith)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm (filed herewith)
97.1	Wix.com - Policy for Recovery of Erroneously Awarded Compensation (filed herewith)
101.INS	XBRL Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                            Wix.com Ltd.

Date: March 22, 2024                By:    /s/ AVISHAI ABRAHAMI
    Avishai Abrahami
Co-Founder, Chief Executive Officer and Director

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2024 expressed an unqualified opinion thereon.

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

We have served as the Company‘s auditor since 2007.

/s/ Kost Forer Gabbay &Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 22, 2024	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on Internal Control over Financial Reporting

We have audited Wix.com Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wix.com Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 22, 2024, expressed an unqualified opinion thereon.
Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kost Forer Gabbay &Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 22, 2024	A Member of Ernst & Young Global

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$609,622	$244,686
Short-term deposits	212,709	526,328
Restricted deposits	2,125	13,669
Marketable securities	140,563	292,449
Trade receivables	57,394	42,086
Prepaid expenses and other current assets	47,792	28,519

Total current assets	1,070,205	1,147,737

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	34,296	23,027
Property and equipment, net	136,928	108,738
Marketable securities	64,806	194,964
Intangible assets, net	28,010	33,964
Goodwill	49,329	49,329
Operating lease right-of-use assets	420,562	200,608

Total long-term assets	733,931	610,630

TOTAL ASSETS	$1,804,136	$1,758,367

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$38,305	$96,071
Employees and payroll accruals	56,581	86,113
Deferred revenues	592,608	529,205
Current portion of convertible notes, net	—	361,621
Accrued expenses and other current liabilities	76,556	88,194
Operating lease liabilities	24,981	29,268

Total current liabilities	789,031	1,190,472

LONG-TERM LIABILITIES:
Convertible notes, net	569,714	566,566
Long-term deferred revenues	83,384	70,594
Long-term deferred tax liabilities	7,167	14,902
Other long-term liabilities	7,699	6,093
Long-term operating lease liabilities	401,626	172,982

Total long-term liabilities	1,069,590	831,137

Total liabilities	1,858,621	2,021,609

Commitments and contingencies

SHAREHOLDERS' DEFICIENCY:
Ordinary shares of NIS 0.01 par value - Authorized: 500,000,000 shares at December 31, 2023 and 2022; Issued 62,189,407 and 59,973,409 shares at December 31, 2023 and 2022, respectively; Outstanding: 57,172,595 and 56,305,462 shares at December 31, 2023 and 2022, respectively	110	108
Additional paid-in capital	1,539,952	1,274,968
Treasury shares at cost, 5,016,812 ordinary shares as of December 31, 2023 and 3,667,947 as of December 31, 2022	(558,875)	(431,862)
Accumulated other comprehensive income (loss)	4,192	(33,455)
Accumulated deficit	(1,039,864)	(1,073,001)

Total shareholders' deficiency	(54,485)	(263,242)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$1,804,136	$1,758,367

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2023	2022	2021

Revenues
Creative Subscriptions	$1,152,007	$1,039,479	$950,299
Business Solutions	409,658	348,187	319,358
	1,561,665	1,387,666	1,269,657
Cost of Revenues
Creative Subscriptions	215,515	251,587	232,619
Business Solutions	297,013	274,640	255,960
	512,528	526,227	488,579
Gross profit	1,049,137	861,439	781,078

Research and development, net	481,293	482,861	424,937
Selling and marketing	399,577	492,886	512,027
General and administrative	160,033	171,045	169,648
Impairment, restructuring and other costs	32,614	—	—

Total operating expenses	1,073,517	1,146,792	1,106,612

Operating loss	(24,380)	(285,353)	(325,534)
Financial income (expenses), net	62,474	(183,513)	271,943
Other income (expenses)	(255)	1,023	584

Income (loss) before taxes on income	37,839	(467,843)	(53,007)
Income tax expense (benefit)	4,702	(42,980)	64,202

Net income (loss)	33,137	(424,863)	(117,209)

Other comprehensive income (loss):

Unrealized gain (loss) from marketable securities, net	8,593	(10,756)	(4,701)
Unrealized gain (loss) on cash flow hedge, net	29,054	(21,643)	(5,761)

Other comprehensive income (loss) for the year, net	37,647	(32,399)	(10,462)

Total comprehensive income (loss)	$70,784	$(457,262)	$(127,671)

Basic net income (loss) per ordinary share	$0.58	$(7.33)	$(2.06)

Diluted net income (loss) per ordinary share	$0.57	$(7.33)	$(2.06)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional Paid-in	Treasury	Other Comprehensive	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Shares	Income (Loss)	Deficit	Equity

Balance as of December 31, 2020	56,027,758	107	862,134	—	9,406	(584,456)	287,191

Early adoption of ASU 2020-06 as of January 1, 2021	—	—	(215,712)	—	—	53,527	(162,185)
Exercise of options, ESPP shares and vesting of RSUs	1,560,797	5	47,446	—	—	—	47,451
Share-based compensation	—	—	221,980	—	—	—	221,980
Purchase of treasury shares	(895,136)	(3)	—	(199,997)	—	—	(200,000)
Conversion of Convertible senior notes 2023	560,770	2	78,947	—	—	—	78,949
Other comprehensive loss	—	—	—	—	(10,462)	—	(10,462)
Net loss	—	—	—	—	—	(117,209)	(117,209)

Balance as of December 31, 2021	57,254,189	111	994,795	(199,997)	(1,056)	(648,138)	145,715

Exercise of options, ESPP shares and vesting of RSUs	1,824,084	5	42,705	—	—	—	42,710
Share-based compensation	—	—	237,468	—	—	—	237,468
Purchase of treasury shares	(2,772,811)	(8)	—	(231,865)	—	—	(231,873)
Other comprehensive loss	—	—	—	—	(32,399)	—	(32,399)
Net loss	—	—	—	—	—	(424,863)	(424,863)

Balance as of December 31, 2022	56,305,462	108	1,274,968	(431,862)	(33,455)	(1,073,001)	(263,242)

Exercise of options, ESPP shares and vesting of RSUs	2,215,998	6	39,654	—	—	—	39,660
Share-based compensation		—	225,330	—	—	—	225,330
Purchase of treasury shares	(1,348,865)	(4)	—	(127,013)	—	—	(127,017)
Other comprehensive income		—	—	—	37,647	—	37,647
Net income		—	—	—	—	33,137	33,137

Balance as of December 31, 2023	57,172,595	106	1,539,952	(558,871)	4,192	(1,039,864)	(54,485)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net income (loss)	$33,137	$(424,863)	$(117,209)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	20,492	16,611	13,929
Amortization	5,954	6,246	4,952
Share based compensation expenses	224,625	236,836	221,391
Amortization of debt issuance costs	4,194	5,213	5,298
Changes in accrued interest and exchange rate on short-term and long-term deposits	(2,415)	(86)	(20)
Non-cash impairment, restructuring and other costs	26,699	—	—
Amortization of premium and discount and accrued interest on marketable debt securities, net	8,346	6,252	7,843
Remeasurement loss (gain) on marketable equity securities and investments in privately held companies	(30,608)	200,338	(166,323)
Changes in deferred income taxes, net	(8,784)	(57,865)	54,454
Changes in operating lease right-of-use assets	27,231	45,440	28,441
Changes in operating lease liabilities	(31,333)	(45,051)	(26,688)
Increase in trade receivables	(15,308)	(11,719)	(6,250)
Increase in prepaid expenses and other current and long-term assets	(20,105)	(5,912)	(98,468)
Increase (decrease) in trade payables	(52,455)	(18,514)	26,595
Increase (decrease) in employees and payroll accruals	(29,532)	2,862	19,391
Increase in short-term and long-term deferred revenues	76,193	55,387	82,361
Increase in accrued expenses and other current liabilities	11,915	25,977	15,988

Net cash provided by operating activities	248,246	37,152	65,685

Cash flows from investing activities:

Proceeds from short-term and restricted deposits	625,495	644,809	732,015
Investment in short-term and restricted deposits	(297,917)	(766,021)	(572,631)
Investment in marketable debt securities	(6,732)	(202,611)	(29,377)
Proceeds from marketable debt securities	250,960	290,113	312,201
Purchase of property and equipment and lease prepayment	(63,021)	(68,554)	(35,770)
Capitalization of internal use of software	(3,028)	(2,110)	(1,930)
Payments for businesses acquired, net of acquired cash	—	—	(42,729)
Proceeds from sale of marketable equity securities	68,671	51,596	18,771
Purchases of investments in privately held companies	(7,603)	(1,300)	(3,681)
Investment in other assets	(111)	(580)	—

Net cash provided by (used in) investing activities	566,714	(54,658)	376,869

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Repayment of convertible notes	(362,667)	—	—
Purchase of treasury shares	(127,017)	(231,873)	(200,000)
Proceeds from exercise of options and ESPP shares	39,660	42,710	39,943

Net cash used in financing activities	(450,024)	(189,163)	(160,057)

Increase (decrease) in cash and cash equivalents	364,936	(206,669)	282,497

Cash and cash equivalents at the beginning of the year	244,686	451,355	168,858

Cash and cash equivalents at the end of the year	$609,622	$244,686	$451,355

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$12,410	$11,422	$6,523

Interest received during the year	$47,696	$23,727	$20,154

Supplemental information for non-cash transactions

Right-of-use assets obtained in exchange for operating lease liabilities	$255,690	$142,496	$41,130

Non-cash purchase of property and equipment	$3,750	$9,368	$9,324

Conversion of convertible notes	$—	$—	$78,949

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
In accordance with ASC 830, monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets denominated in foreign currencies are measured using historical exchange rates. Gains and losses resulting from remeasurement are generally recorded in the statement of comprehensive income (loss) as financial income or expenses, as appropriate.

d.Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less at the date of purchase. Cash equivalents generally consist of investments in money market funds and are carried at fair value.
e.Short-term deposits:

Short-term deposits are deposits with maturities over three months from the date of purchase and of up to one year. As of December 31, 2023 and 2022, the Company's bank deposits were mainly denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 6.6% and 5.70%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the rental of premises and for the Company's credit cards. As of December 31, 2023 and 2022, the Company's bank deposits were denominated in U.S. dollars and bore interest at weighted average interest rates of 2.0% and 2.2%, respectively. Restricted deposits are presented at their cost, including accrued interest.

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

The Company periodically evaluates its available-for-sale debt securities for credit losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income (expenses), net when the impairment is incurred. During the years ended December 31, 2023, 2022 and 2021, credit loss impairments were immaterial.

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

The carrying amounts of property and equipment are reviewed for impairment in accordance with ASC Topic 360, Property, Plant and Equipment ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying amount. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. During the year ended December 31, 2023, the Company recorded an impairment charge for certain leasehold improvements. See Note 18 for further information. No impairment was recognized in the other periods presented.

i.Business combinations:

The Company accounts for business combinations in accordance with ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. Upon the end of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever occurs earlier, any subsequent adjustments would be recorded in the statement of comprehensive income (loss). Acquisition-related costs are recognized separately from the business combination and are expensed as incurred. The Company accounts for acquisitions that do not meet the definition of a business as an asset acquisition.

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

k.Investments in privately held companies:

The Company holds equity investments in private companies without readily determinable market values, in which it does not have control or significant influence. The Company accounts for these equity investments under ASC 321, using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. The investments are reviewed periodically to determine if their respective values have appreciated or have been impaired, and adjustments are recorded as necessary on a non-recurring basis. The investments are presented in the Company’s consolidated balance sheets as part of prepaid expenses and other long-term assets.

The carrying amounts the Company’s equity investments in privately held companies without readily determinable market values as of December 31, 2023 and 2022, were $21,310 and $9,950, respectively.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded in financial income (expenses), net unrealized gains of $4,156, $174, and $2,833, respectively, related to revaluation of its equity investments in privately held companies based on observable price changes.

During the years ended December 31, 2023 and 2022, the Company recorded impairment charges of $400 and $3,000, respectively, in connection with certain equity investments. No unrealized losses or impairments were recognized during the year ended December 31, 2021.

As of December 31, 2023, cumulative unrealized gains related to investments in privately held companies without readily determinable market values were $8,276. As of this date, cumulative unrealized losses and impairments were $3,400.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
l.Derivatives instruments:

The Company enters into foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign exchange risks.

In accordance with ASC Topic 815, Derivatives and Hedging ("ASC 815"), the Company recognizes all derivative instruments as either assets or liabilities at their respective fair values. Derivative instruments are recorded as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative.

Derivative instruments designated as hedging instruments:

The Company has instituted a foreign currency cash flow hedging program, to hedge the risk of overall changes in cash flows resulting mainly from foreign currency salary payments. The Company hedges portions of its forecasted salary payments denominated in NIS, using options and forward contracts that are designated as cash flow hedges, as defined by ASC 815. For these derivative instruments, gains and losses are reported as a component of other comprehensive income (loss) and subsequently recognized in earnings with the corresponding hedged item. Cash flows related to these derivatives are classified in the consolidated statements of cash flows in the same manner as the underlying hedged transaction, typically within cash flows from operating activities.

The fair value of derivative assets designated as hedging instruments as of December 31, 2023 and 2022, totaled $14,068 and $0, respectively. The fair value of derivative liabilities designated as hedging instruments as of December 31, 2023 and 2022, totaled $5,374 and $21,471, respectively.

As of December 31, 2023 and 2022, the net unrealized gains (losses) related to foreign currency contracts designated as hedging instruments, that were accumulated in other comprehensive income (loss), were $8,717 and $(21,383), respectively. These amounts are expected to be reclassified into earnings over the next 20 months.

As of December 31, 2023 and 2022, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $496,129 and $382,969, respectively. These contracts will expire over the next 20 months.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedging instruments in cash flow hedges discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Japanese Yen and Israeli Shekel.

Gains and losses related to such derivative instruments are recorded in financial income (expenses), net. Cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

The fair value of derivative assets not designated as hedging instruments as of December 31, 2023 and 2022, totaled $991 and $0, respectively. The fair value of derivative liabilities not designated as hedging instruments as of December 31, 2023 and 2022, totaled $2,494 and $10,724, respectively.

In the years ended December 31, 2023, 2022 and 2021, the Company recorded financial income (expenses), net, from economically hedge transactions, in the amount of $(6,998), $9,747 and $6,408, respectively.

As of December 31, 2023 and 2022, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $36,779 and $156,404, respectively. These contracts will expire over the next 12 months.

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

Severance expense for the years ended December 31, 2023, 2022 and 2021, amounted to $22,537, $24,987 and $22,413, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
n.U.S. employees defined contribution plan:

The U.S. Subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $22.50 per year (for certain employees over 50 years of age the maximum contribution is $30 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2023, 2022 and 2021, the U.S. Subsidiary recorded expenses for matching contributions in amounts of $1,965, $2,672 and $2,271, respectively.

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

On January 1 ,2021, the Company early adopted ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), which simplified the guidance on issuer’s accounting for convertible debt, using the modified retrospective approach. Under ASU 2020-06, embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument is accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as a derivative.

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

p.Revenue recognition:

The Company’s total revenues are comprised of revenues from Creative Subscriptions and revenues from Business Solutions. Creative Subscriptions revenues are generated from the sale of monthly, yearly and multi-year premium subscriptions for the Company’s website solutions, including Wix Studio, as well as from the sale of domain name registrations. Business Solutions revenues are generated from the sale of additional products and services that are offered to users to help them manage and grow their business online. These products and services include, among others, Wix Payments, Google Workspace, Ascend by Wix, and other applications sold through the Company’s App Market or elsewhere on its platform.

The Company sells its products and services directly to end customers as well as through certain types of partners, including agencies and freelancers who build websites or applications for others, and resellers. This revenue recognition policy is consistent for sales generated directly with end customers and indirect sales generated through partners.

Arrangements with the Company’s customers do not provide the customers with the right to take possession of the software supporting the Company’s platform at any time and are therefore accounted for as service contracts.

In accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these products or services.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Revenue is recognized net of allowances for refunds, consideration payable to customers, and any taxes collected from customers, which are subsequently remitted to governmental authorities. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

The Company recognizes revenue by applying the following steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company typically invoices its customers in advance upon execution of the initial contract or subsequent renewal, and payments are typically received at the time of invoicing.

In instances where the timing of revenue recognition differs from the timing of payment, the Company has determined that its contracts do not include a significant financing component. The Company applies the practical expedient in ASC 606 and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Certain arrangements with customers contain multiple distinct performance obligations. For these arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price (SSP). The Company generally establishes SSPs based on observable selling prices.

Creative Subscriptions

Revenues from premium subscriptions are recognized on a straight-line basis over the service period.

The Company offers a 14-day money back guaranty ("Guaranty Period") on new premium subscription. The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

Revenues related to the registration of domain names are recognized at a point in time upon the registration of the domain name, since that is when the Company transfers control and satisfies the performance obligation.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Business Solutions

Revenues related to subscriptions and software applications developed by the Company are recognized mainly over time.

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

Revenues related to third-party software applications are generally recognized at a point in time upon sale of the application, since that is when the Company completes its obligation to facilitate the transfer between the customer and the third party.

Principal versus agent considerations

The Company follows the guidance provided in ASC 606 for determining whether it is a principal (i.e., report revenues on a gross basis) or an agent (i.e., report revenues on a net basis) in arrangements with customers that involve another party that contributes to providing specified products or services to a customer. The Company determines whether the nature of its promise is a performance obligation to provide the specified products or services itself (as a principal) or to arrange for those products or services to be provided by the other party (as an agent), based on whether it controls the specified products or services before they are transferred to the end customer. In making this determination, the Company evaluates indicators such as which party is primarily responsible for fulfillment and has discretion in determining pricing. This determination is reviewed for each specified product or service promised to the customer and may involve significant judgment. Revenues generated from the sale of domain name registrations and the sale of certain integrated solutions, including Google Workspace and Wix Payments, are typically recorded on a gross basis, meaning the amounts billed to customers are recorded as revenues and expenses incurred are recorded as cost of revenues, since the Company has determined that it controls the promised products or services before they are transferred to the end customer. Revenues generated from the sale of third-party software applications are typically recognized on a net basis, as the Company has determined that it is the agent in these arrangements.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Deferred revenues

Contract liabilities consist of deferred revenues and primarily include payments received in advance of the Company’s performance under the contract. Deferred revenues are recognized as revenue when transfer of control to customers has occurred. The balance of deferred revenues, including current and long-term balances, as of December 31, 2023 and 2022 was $675,992 and $599,799, respectively. The change in the deferred revenues balance during the period primarily consisted of increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period. During the year ended December 31, 2023, the Company recognized approximately all of the revenue that was included in the current deferred revenues balance at the beginning of the period.

Remaining performance obligation

The Company’s remaining performance obligations represent revenue that has not yet been recognized and include deferred revenues and unbilled amounts that will be recognized as revenue in future periods.

As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $731,508. As of December 31, 2023, the Company expects to recognize 81% of its remaining performance obligations as revenue over the next 12 months, and the remainder thereafter.

Disaggregation of revenue

The Company provides disaggregation of revenue based on Creative Subscriptions and Business Solutions classification on the consolidated statements of comprehensive income (loss) and based on geographic region (see Note 17), as it believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

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

As of December 31, 2023 and 2022, the amounts of deferred commissions were $4,125 and $4,396, respectively, and are included in prepaid expenses and other current assets on the consolidated balance sheets. Amortization expenses related to deferred commissions were immaterial during the periods presented.

r.Cost of revenues:

Cost of creative subscriptions revenues consists primarily of the allocation of costs associated with the provision of website creation and services, namely, bandwidth and hosting costs, and related Customer Care and call center costs along with domain name registration costs. Cost of creative subscriptions revenues also consists of personnel and the related overhead costs, including share-based compensation.

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

t.Internal use software costs:

The Company capitalizes certain software development costs incurred in connection with its online platform and internal-use projects during the application development stage. These costs primarily consist of employee-related expenses such as salaries and stock-based compensation. Costs incurred in the preliminary stages of development are expensed as incurred. Capitalization begins when the preliminary project stage is completed, and it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Capitalized software development are included in property and equipment, net in the consolidated balance sheets, and are amortized over the estimated useful life of the software, on a straight-line basis.

During 2023, 2022 and 2021, the Company capitalized $3,395, $2,741 and $2,519, respectively.

u.Selling and marketing:

Selling and marketing expenses primarily consist of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements, personnel and related expenses, including share-based compensation and allocated overhead costs and are charged to the statement of comprehensive income (loss), as incurred. Advertising expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $142,775, $224,266 and $284,540, respectively.

v.Share-based compensation:

The Company has granted restricted share units (“RSUs”) and stock options vesting solely upon continued service, as well as performance-based awards, including performance stock units (“PSUs”), with vesting based on achievement of specified performance targets. In addition, the Company has granted share purchase rights under its Employee Stock Purchase Plan (“ESPP”), which is primarily available to active employees. The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation ("ASC 718"). Compensation cost for share-based awards is measured at the fair value on the grant date and recognized as expense using the straight-line method for service-based awards, and the accelerated method for performance-based awards, over the requisite service period. The Company estimates forfeitures at the grant date based on past experience, and revises its estimate if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company regularly estimates when and if performance-based awards will be earned and record expense over the estimated service period only for awards considered probable of being earned. Any previously recognized expense is reversed in the period in which an award is determined to no longer be probable of being earned.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award. Total compensation cost to be recognized is equal to the grant date fair value of the original award plus any incremental value resulting from the modification. The incremental value is measured as the excess of the fair value of the replacement awards over the fair value of the cancelled awards at the cancellation date.

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

The Company has historically not paid dividends and has no near-term plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
x.Legal contingencies:

The Company is periodically involved in various legal claims and proceedings. The Company reviews the status of each legal matter it is involved and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company does not accrue for contingent losses that are considered to be reasonably possible, but not probable.

y.Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed by dividing net income (loss) attributable to shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed by giving effect to all potential weighted average dilutive ordinary shares, including employee stock options, RSUs and PSUs, shares issuable pursuant to the ESPP, and Convertible Notes. The dilutive potential shares are computed using the treasury stock method or the as-if converted method, as applicable.

Diluted loss per share for the years ended 2022 and 2021 was the same as the basic loss per share, since there was a net loss for those periods, and inclusion of potential ordinary shares was anti-dilutive.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
For cash and cash equivalents and short-term and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets exceed federally insured limits. The Company maintains its cash and cash equivalents and short-term and restricted deposits with various financial institutions globally that management believes are of high credit quality, and the Company has not experienced any losses on these accounts.

The Company’s marketable debt securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy minimizes credit risk by setting limits for minimum credit rating and maximum concentration per issuer, thereby reducing credit risk concentrations.

ab.Fair value measurements:
The Company measures certain financial assets and liabilities at fair value on a recurring basis and certain financial and non-financial assets and liabilities at fair value on a non-recurring basis, when a change in fair value or impairment is evidenced or for disclosure purposes. The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), that defines fair value and provides a framework for measuring and disclosing fair value. Fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The categorization within the hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
ac.Impairment, restructuring and other costs:

Impairment, restructuring and other costs consist of impairment of right-of-use (“ROU”) assets and related leasehold improvements, employee severance costs, and other costs associated with restructuring and exit activities. Refer to Note 18 for additional information.

ad.Government grants:

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

During the years ended December 31, 2023, 2022 and 2021, the Company recognized grant proceeds from the Investment Authority of $137, $535 and $509, respectively. During the periods presented, no material grants from the IIA and EIC were received.

ae.Leases:

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The Company elected the practical expedient to not separate lease and non-lease components for its leases. Certain lease agreements contain variable payments, which are excluded from the measurement of the operating lease assets and lease liabilities, and are expensed as incurred.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets are then adjusted for any prepaid or deferred lease payments and lease incentives. Any payments incurred prior to lease commencement for lessor-owned assets are also included in the carrying amount of the ROU assets.

As the Company’s leases do not generally provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. The Company has made an accounting policy election not to recognize ROU assets and lease liabilities for leases with an initial term of 12 months or less.

The Company remeasures its lease liabilities and ROU assets upon the occurrence of a lease modification not accounted for as a separate contract, or a triggering event that changes the certainty of the Company exercising an option to renew or terminate the lease. In these cases, the lease liability is remeasured based on the modified lease terms using a revised discount rate, and a corresponding adjustment is made to the carrying amount of the related ROU asset. The Company has elected to use the layered approach when remeasuring ROU assets into its functional currency. Under this approach, the Company remeasures only the additional ROU asset, if any, due to a modification that is not accounted for as a new lease or other remeasurement event, using the exchange rate at the modification or remeasurement date.

Operating lease expenses are recognized in the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term, except for impaired leases for which the lease expenses are recognized on a declining basis over the remaining lease term.

The Company subleases certain leased office spaces to third parties, and recognizes sublease income on a straight-line basis over the sublease term.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. During the year ended December 31, 2023, the Company recorded an impairment charge of $25,525 for certain ROU assets. This impairment is attributed to leased office facilities that are no longer used for the Company’s business operation, a portion of which are being subleased. See Note 18 for further information. No impairment was recognized in the other periods presented.

Operating lease assets and liabilities are presented in the Company’s consolidated balance sheets in long-term assets and current and long-term liabilities.

af.Recent accounting pronouncements:

    Accounting pronouncements adopted in the year

There were no accounting pronouncements adopted during the year ended December 31, 2023.

    Accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. This guidance will be effective for the Company for annual periods beginning after January 1, 2024, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact of this ASU on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendment guidance requires enhancements and further transparency to certain income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This guidance will be effective for the Company for annual periods beginning after January 1, 2025, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Company is currently assessing the impact of this ASU on its consolidated financial statements and related disclosures.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3:- FAIR VALUE MEASUREMENTS
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables represent the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$533,854	$—	$—	$533,854
Marketable securities	22,721	182,648	—	205,369
Foreign currency derivative assets	—	15,059	—	15,059
Financial liabilities:
Foreign currency derivative liabilities	—	(7,868)	—	(7,868)

	$556,575	$189,839	$—	$746,414

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$51,855	$—	$—	$51,855
Marketable securities	72,194	415,219	—	487,413
Foreign currency derivative assets	—	—	—	—
Financial liabilities:
Foreign currency derivative liabilities	—	(32,195)	—	(32,195)

	$124,049	$383,024	$—	$507,073

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3:- FAIR VALUE MEASUREMENTS (Cont.)

Assets Measured at Fair Value on a Non-Recurring Basis
Upon the occurrence of certain events, the Company remeasures the fair value of certain assets on a non-recurring basis. These assets include equity investments in privately held companies for which the Company utilizes the measurement alternative, property, plant and equipment, ROU assets, intangible assets and goodwill.
Investments in Privately Held Companies
As disclosed in Note 2(k), the Company accounts for equity investments in private companies without readily determinable market values using the measurement alternative. If measured at fair value, these investments are generally classified within Level 3 of the fair value hierarchy, because significant unobservable inputs or data in an inactive market are used in estimating their fair value.
ROU Assets and Related Leasehold Improvements
During the year ended December 31, 2023, ROU assets and related leasehold improvements with an aggregate carrying amount of $39,198 were written down to an aggregate fair value of $13,293, resulting in an impairment charge of $25,905. Refer to Note 18 for additional information. The fair value of these assets, which represents a Level 3 measurement, was estimated using an income approach based market participant expectations of future sublease income, taking into consideration the estimated time period it will take to obtain a sublease, the sublease rate, and the applicable discount rate, which are considered unobservable inputs.

Assets and Liabilities Measured at Fair Value for Disclosure Purposes Only
Convertible Notes
As of December 31, 2023, the estimated fair value of the 2025 Convertible Notes was $522,531 (as disclosed in Note 10, the 2023 Convertible Notes were fully repaid on July 1, 2023). As of December 31, 2022, the total estimated fair value of the Convertible Notes was $836,224 (the fair value of 2023 Convertible Notes and 2025 Convertible Notes was $351,787 and $484,438, respectively). The fair value of the Convertible Notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted prices of the Convertible Notes in an over-the-counter market.
Other Assets and Liabilities
The carrying values of certain of the Company’s financial instruments, other than those presented above, including cash and cash equivalents, short-term and restricted deposits, trade receivables, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 4:- MARKETABLE SECURITIES

The following tables summarize the Company's marketable debt securities, by contractual maturities, as of December 31, 2023 and 2022:

	December 31,
	2023				2022
ONE YEAR OR LESS	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair
				value				value

Government and corporate debentures - fixed interest rate	$114,535	$—	$(1,640)	$112,895	$223,920	$—	$(3,840)	$220,080
Government-sponsored enterprises debentures	3,164	—	(30)	3,134	3,501	—	(27)	3,474
Government and corporate debentures - floating interest rate	5,750	2	—	5,752	7,902	—	(7)	7,895

Total	$123,449	$2	$(1,670)	$121,781	$235,323	$—	$(3,874)	$231,449

	December 31,
	2023				2022
AFTER ONE YEAR THROUGH FIVE YEARS	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair
				value				value

Government and corporate debentures - fixed interest rate	$62,142	$—	$(1,410)	$60,732	$184,158	$—	$(7,550)	$176,608
Government-sponsored enterprises debentures	—	—	—	—	3,163	—	(70)	3,093
Government and corporate debentures - floating interest rate	4,093	8	(26)	4,075	15,457	—	(195)	15,262

Total	$66,235	$8	$(1,436)	$64,807	$202,778	$—	$(7,815)	$194,963

As of December 31, 2023 and 2022, interest receivable amounted to $1,262 and $2,388, respectively, and is included within marketable securities in the consolidated balance sheets.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 4:- MARKETABLE SECURITIES (Cont.)

The following tables summarize the Company’s marketable debt securities with unrealized losses as of December 31, 2023 and 2022, aggregated by category and the length of time that individual securities have been in a continuous loss position:

	December 31, 2023
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Government and corporate debentures - fixed interest rate	$2,467	$(59)	$171,160	$(2,991)	$173,627	$(3,050)
Government-sponsored enterprises debentures	—	—	3,134	(30)	3,134	(30)
Government and corporate debentures - floating interest rate	1,748	(2)	2,331	(24)	4,079	(26)

Total	$4,215	$(61)	$176,625	$(3,045)	$180,840	$(3,106)

	December 31, 2022
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Government and corporate debentures - fixed interest rate	$186,664	$(4,380)	$210,024	$(7,010)	$396,688	$(11,390)
Government-sponsored enterprises debentures	5,590	(74)	977	(23)	6,567	(97)
Government and corporate debentures - floating interest rate	17,643	(165)	4,714	(37)	22,357	(202)

Total	$209,897	$(4,619)	$215,715	$(7,070)	$425,612	$(11,689)

As of December 31, 2023 and 2022, marketable equity securities with readily determinable fair values, carried at fair value, amounted to $18,781 and $61,000, respectively. During the year ended December 31, 2023, unrealized gains recognized on equity securities still held as of December 31, 2023 were $6,581. During the year ended December 31, 2022, unrealized losses recognized on equity securities still held as of December 31, 2022 were $93,360.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 5:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2023	2022

Government authorities	$10,696	$5,659
Hedging transaction asset	6,572	—
Prepaid expenses	17,889	13,548
Other current assets	12,635	9,312

	$47,792	$28,519

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 6:-    PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2023	2022
Cost:

Leasehold improvements	$125,075	$114,397
Computers, peripheral equipment and electronic equipment	44,356	39,653
Internal use software	11,119	7,724
Office furniture and equipment	8,645	7,306
Vehicles	270	250

	189,465	169,330

Less - accumulated depreciation	52,537	60,592

Depreciated cost	$136,928	$108,738

Depreciation expense related to property and equipment, net was included in the following line items in the consolidated statements of comprehensive income (loss):

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$3,060	$3,533	$3,186
Research and development, net	10,566	8,126	6,427
Selling and marketing	4,366	3,269	2,939
General and administrative	2,500	1,683	1,377

	$20,492	$16,611	$13,929

During 2023 and 2022, the Company recorded a reduction of $28,546 and $5,920 to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 8:-    INTANGIBLE ASSETS, NET

	December 31,
	2023	2022
Cost:

Technology	$28,819	$28,819
Customer relations	17,603	17,603
Non-Competition agreement	127	127
Customer data	12,043	12,043
Domain	552	552
Other intangible assets	291	291

	59,435	59,435

Less - accumulated amortization	31,425	25,471

Intangible assets, net	$28,010	$33,964

Estimated amortization expense for the years ended:

2024	$5,866
2025	4,826
2026	4,243
2027	4,195
2028	3,603
Thereafter	5,277

$28,010

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive income (loss):

	Year ended December 31,
Amortization	2023	2022	2021

Cost of revenues	$2,669	$2,968	$2,030
Research and development	—	—	—
Selling and marketing	3,281	3,274	2,918
General and administrative	4	4	4

	$5,954	$6,246	$4,952

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 9:-    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2023	2022

Accrued expenses	$36,706	$30,469
Government authorities	31,982	25,530
Hedging transaction liability	7,868	32,195

	$76,556	$88,194

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
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

Conversion terms of the 2025 Convertible notes :

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

On or after February 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. During the year ended December 31, 2023, the conditions allowing holders of the 2025 Convertible Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2023 and are classified as long-term liability.

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

The net carrying amount of the 2025 Convertible Notes were as follows:

	December 31,
	2023	2022

Principal original amount	$575,000	$575,000
Unamortized debt issuance costs	$(5,286)	$(8,434)
Converted to shares	—	—

Net carrying amount	$569,714	$566,566

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

The Company recognized interest expense on the 2025 Convertible Notes as follows:

	Year ended December 31,
	2023	2022	2021

Amortization of debt issuance costs	$3,148	$3,131	$3,114

2025 Capped Call Transactions

In connection with the pricing of the 2025 Convertible Notes, the Company entered into capped call transactions (the “Capped Call Transactions”) with certain of the purchasers of the Convertible Notes.

The 2025 Capped Calls are purchased call options that give the Company the option to purchase the Company's ordinary shares, subject to anti-dilution adjustments substantially identical to those in the 2025 Convertible Notes. The 2025 Capped Calls will expire in 2025, if not exercised earlier.

The 2025 Capped Calls are intended to offset potential dilution to the Company’s ordinary shares and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the Convertible Notes under certain circumstances described in the Capped Call Transactions. The 2025 Capped Calls are separate transactions and are not part of the terms of the Convertible 2025 Notes.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

2023 Convertible notes

In June and July of 2018, the Company issued $442,750 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2023 (the “ 2023 Convertible Notes”). The 2023 Convertible Notes were set to mature on July 1, 2023, unless earlier repurchased or converted. The 2023 Convertible Notes first became eligible for optional conversion as of the third quarter of 2020 through the end of the first quarter of 2022. During the first quarter of 2021, the 2023 Convertible Notes were partially converted into 560,770 ordinary shares. The Company fully repaid the remaining principal amount of $362,667 of the 2023 Convertible Notes at maturity on July 1, 2023.

The conversion rate was initially 7.0113 Ordinary Shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $142.63 per Ordinary Share). The conversion rate was subject to adjustment in some events, but was not adjusted for any accrued and unpaid special interest, if any. In addition, if certain corporate events occurred prior to the maturity date, or following the Company’s delivery of a notice of tax redemption, the Company was required, in certain circumstances, to increase the conversion rate for a holder who elected to convert his or her Convertible Notes in connection with such a corporate event or notice of tax redemption, as the case may be.

Conversion terms of the 2023 Convertible Notes:

Holders were able convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2023 only under the following circumstances:

a.During any calendar quarter commencing after September 30, 2018 (and only during such calendar quarter), if the last reported sale price of the Company’s Ordinary Shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter was greater than or equal to 130% of the conversion price on each applicable trading day.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

c.If the Company called the notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

d.Upon the occurrence of specified corporate events.

On or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders were able to convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company paid or delivered, as the case may be, cash, Ordinary Shares or a combination of cash and Ordinary Shares, at the Company’s election.

The carrying amount of the liability was represented by the face amount of the notes, less total offering costs, plus any amortization of offering costs. The total offering costs upon issuance of the notes were $12,601 and were amortized to interest expense using the effective interest rate method over the contractual term of the notes. Interest expense was recognized at an annual effective interest rate of 0.58% over the contractual term of the notes.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

The net carrying amount of the 2023 Convertible Notes were as follows:

	December 31,
	2023	2022

Principal original amount	$442,750	$442,750
Unamortized debt issuance costs	—	(1,046)
Converted to shares	(80,083)	(80,083)
Repayment of convertible notes	(362,667)	—

Net carrying amount	$—	$361,621

The Company recognized interest expense on the 2023 Convertible Notes as follows:

	Year ended December 31,
	2023	2022	2021

Amortization of debt issuance costs	$1,046	$2,082	$2,184

2023 Capped Call Transactions

In connection with the pricing of the 2023 Convertible Notes, the Company entered into privately negotiated capped call transactions (the “2023 Capped Call Transactions”) with certain of the purchasers of the 2023 Convertible Notes. The 2023 Capped Call Transactions covered, collectively, the number of company ordinary shares underlying the 2023 Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the 2023 Convertible Notes. The cost of the 2023 Capped Call Transactions was $45,338. The 2023 Capped Call transactions were expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the 2023 Convertible Notes and/or offset any cash payments the Company would have been required to make in excess of the principal amount upon conversion of the 2023 Convertible Notes under certain events described in the Capped Call Transactions.

As the 2023 Capped Call Transactions were considered indexed to the Company's shares and are considered equity classified, they were recorded in shareholders’ equity on the consolidated balance sheet and were not accounted for as derivatives.
The cost of the 2023 Capped Call Transactions was recorded as a reduction to additional paid-in capital.

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

The Company entered into a lease agreement for its new corporate headquarters in April 2019 (the "Headquarters Lease"). According to the Headquarters Lease, the landlord will construct approximately 80,000 square meters (approximately 861,112 square feet) in Tel Aviv, Israel (the "Premises"), which will be leased to the Company as its new corporate headquarters. The transfer of possession of the Premises to the Company took place in two phases. The initial lease term is 10 years, commencing upon the transfer of possession of the first phase of the Premises. The Company has options to extend the lease for additional periods of up to 15 years, most of which are at its sole discretion and were included in the lease term for accounting purposes, as their exercise was determined to be reasonably certain.

As of December 31, 2023, the Company occupies the entire Premises. The lease of the Premises commenced for accounting purposes in the second quarter of 2022 (for the first phase) and in the second quarter of 2023 (for the second phase).

The components of lease expense were as follows for the periods presented:

	Year ended December 31,
	2023	2022	2021
Operating and variable lease cost	$38,839	$36,679	$27,124
Short-term lease cost	1,916	2,405	1,619

Total operating lease cost	$40,755	$39,084	$28,743

The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	December 31,
	2023	2022
Weighted average remaining lease term	17.88	14.63
Weighted average discount rate	5.7%	3.9%

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11:-    LEASES (Cont.)

Cash payments related to operating lease liabilities for the years ended December 31, 2023, 2022 and 2021, were $43,324, $45,051, and $27,124, respectively.

The maturities of the Company’s operating lease liabilities were as follows:

Fiscal years ending December 31,	December 31, 2023
2024	25,660
2025	39,673
2026	43,179
2027	46,237
2028	40,827
Thereafter	505,218

Total undiscounted lease payments	700,794

Less imputed interest	274,188

Total lease liabilities	$426,606

The Company subleases certain unused office space to third parties. Sublease income was immaterial for the years ended December 31, 2023, 2022 and 2021.

During the year ended December 31, 2023, the Company recorded an impairment charge of $25,525 for certain ROU assets. This impairment is attributed to leased office facilities that are no longer used for the Company’s business operation, part of which are being subleased. Refer to Note 18 for additional information.

During the years ended December 31, 2023 and 2022, the Company modified, or terminated, certain leases of office facilities in Ukraine due to the Russia-Ukraine conflict that began in February 2022. The Company also received certain rent concessions in connection with these leases. The impact on the Company's consolidated financial statements was immaterial.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES

a.    Pledges:

The Company has pledged bank deposits in the amount of $700, in connection with an office lease agreement.

b.    Legal contingencies:

As of December 31, 2023, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY

a.Ordinary shares:

The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.Treasury shares:

In July 2023, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to $500,000 of the Company's ordinary shares and/or Convertible Notes. The initial repurchases pursuant to the repurchase program, as authorized by the Company’s Board of Directors, and approved by the Israeli court in December 2023 for an amount of $300,000, provided the Company with the authority to make repurchases of $300,000 of its ordinary shares and/or Convertible Notes through July 30, 2024.

During the year ended December 31, 2023, the Company repurchased 1,348,865 outstanding ordinary shares for $127,017, through its share repurchase program authorized by the Board of Directors in November 2022 and July 2023. During the year ended December 31, 2022, the Company repurchased 2,772,811 outstanding ordinary shares for $231,873, through its share repurchase program authorized by the Board of Directors in May 2021.

c.Share-based compensation:

In October 2013, the Company's Board of Directors adopted a new Employee Shares Incentive Plan – the 2013 Incentive Compensation Plan,as amended from time to time, most recently on December 7, 2023 (the "2013 Plan"). The 2013 Plan provides for the grant of options, restricted shares, RSUs and PSUs.

Under the Plan, as of December 31, 2023, an aggregate of 14,179 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

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

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs, PSUs and employee share purchase rights issued pursuant to the Company's ESPP and recognized for the years ended December 31, 2023, 2022 and 2021 was comprised as follows:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$15,013	$17,810	$15,462
Research and development	119,482	120,581	102,056
Selling and marketing	41,277	38,714	33,853
General and administrative	48,853	59,731	70,020

Total share-based compensation expense	$224,625	$236,836	$221,391

Total unrecognized compensation cost amounted to $321,553 as of December 31, 2023, and is expected to be recognized over a weighted average period of approximately 2.31 years.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

d.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2023 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value

Balance at December 31, 2022	4,332,022	$94.11	5.69	$77,308

Granted	1,350	0.00
Exercised	(278,704)	18.29
Forfeited	(98,612)	154.22

Balance at December 31, 2023	3,956,056	97.93	4.93	167,822

Exercisable at December 31, 2023	3,518,327	89.95	4.60	165,092

Vested and expected to vest at December 31, 2023	3,942,119	$97.76	4.92	$167,609

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model. The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Expected volatility	59.91%	52.75%-59.08%	48.91%-52.22%
Expected dividends	0%	0%	0%
Expected term (in years)	5.05	4.93-5.03	4.85-4.91
Risk free rate	4.11%	1.81%-4.34%	0.44%-1.22%

The following table set forth the parameters used in computation of the ESPP for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Expected volatility	50.40%-67.14%	65.00%-77.20%	56.94%-59.23%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	5.17%-5.47%	0.60%-3.34%	0.06%-0.07%

A summary of options data for the years ended December 31, 2023, 2022 and 2021, is as follows:

	Year ended December 31,
	2023	2022	2021

Weighted-average grant date fair value of options granted, per option	$84.97	$49.14	$127.36
Total intrinsic value of the options exercised	$19,450	$11,843	$114,113

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2023:

Exercise price (range)	Options outstanding as of December 31, 2023	Weighted average remaining contractual term	Options exercisable as of December 31, 2023	Weighted average remaining contractual term
		(years)		(years)

0-20.94	253,189	1.51	249,112	1.39
20.95-30.66	413,884	2.07	413,884	2.07
30.67-55.86	473,879	3.12	468,879	3.12
55.87-61.95	617,232	4.12	617,232	4.12
61.96-100.6	383,836	6.50	331,731	6.30
100.61-102.67	550,857	5.12	550,857	5.12
102.68-138.62	431,127	7.93	204,822	7.73
138.63-143.13	412,564	6.14	385,293	6.14
143.14-260.88	388,725	7.09	274,082	7.09
260.89-353.09	30,763	6.97	22,435	7.01

	3,956,056	4.93	3,518,327	4.60

e.A summary of RSUs and PSUs activity for the year ended December 31, 2023, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2022	3,122,132	$129.04

Granted	1,860,596	87.96
Vested	(1,396,067)	127.17
Forfeited	(375,240)	131.49

Unvested as of December 31, 2023	3,211,421	$105.77
The total fair value of shares vested during the year ended December 31, 2023 was $126,599.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

f.Comprehensive income (loss):

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the years ended December 31, 2023 and 2022:

	Year ended December 31, 2023
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$(11,689)	$(21,766)	$(33,455)
Other comprehensive income (loss) before reclassifications, net	5,645	(12,556)	(6,911)
Amounts reclassified from accumulated other comprehensive income (loss) to earnings:
Cost of revenues	—	1,993	1,993
Research and development, net	—	25,160	25,160
Selling and marketing	—	8,997	8,997
General and administrative	—	5,460	5,460
Financial expenses, net	2,948		2,948

Total accumulated other comprehensive income (loss), net	$(3,096)	$7,288	$4,192

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2022
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$(933)	$(123)	$(1,056)
Other comprehensive income (loss) before reclassifications, net	(12,364)	(39,889)	(52,253)
Amounts reclassified from accumulated other comprehensive income (loss) to earnings:
Cost of revenues	—	938	938
Research and development, net	—	10,912	10,912
Selling and marketing	—	3,963	3,963
General and administrative	—	2,433	2,433
Financial income, net	1,608	—	1,608

Total accumulated other comprehensive income (loss), net	$(11,689)	$(21,766)	$(33,455)

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Corporate tax in Israel:

The Israeli corporate tax rate was 23% for the years ended December 31, 2023, 2022 and 2021.

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

b.Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$25,408	$(486,294)	$(72,066)
Foreign	12,431	18,451	19,059

Income (loss) before taxes on income	$37,839	$(467,843)	$(53,007)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

	December 31,
	2023	2022
Deferred tax assets:

Net operating loss carryforward	$17,417	$15,050
Operating lease liabilities	54,861	28,790
Research and development expenses carryforward	13,685	40,330
Share-based compensation	54,310	42,553
Depreciation differences	352	489
Accrued employees costs	4,138	4,198
Other	2,779	1,636

Deferred tax assets	147,542	133,046

Valuation allowance	(91,616)	(96,969)

Deferred tax liabilities:

Unrealized gains on marketable and other equity securities	5,277	14,032
Property and equipment	1,972	1,934
Operating lease ROU assets	52,502	28,289
Acquired Intangible assets (1)	2,057	2,525
Other	1,285	4,214

Deferred tax liabilities	$63,093	$50,994

Deferred tax liabilities,net	$7,167	$14,917

Deferred taxes are included in the consolidated balance sheets, as follows:

Long-term liabilities	$7,167	$14,917

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

d.Income tax expense (benefit) are comprised as follows:

	Year ended December 31,
	2023	2022	2021

Current	$10,686	$14,917	$10,621
Deferred	(5,984)	(57,897)	53,581

	$4,702	$(42,980)	$64,202

Domestic	$538	$(55,456)	$59,053
Foreign	4,164	12,476	5,149

	$4,702	$(42,980)	$64,202

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-    INCOME TAXES (Cont.)

e.A reconciliation of the Company's theoretical income tax expense (benefit) to actual income tax expense as follows:

	Year ended December 31,
	2023	2022	2021

Income (loss) before taxes on income	$37,839	$(467,843)	$(53,007)

Statutory tax rate	23%	23%	23%

Theoretical income tax expense (benefit)	8,703	(107,604)	(12,192)

Change in valuation allowance	9,273	18,179	40,520
Share-based compensation	1,236	3,132	(2,245)
Non-deductible expenses and other permanent differences	(8,265)	939	(1,202)
Effect of subsidiaries with different tax rates	4,597	1,859	4,171
Preferred enterprise benefits	(7,709)	39,108	37,001
Intercompany intangible asset sale	—	—	(3,913)
Income taxes related to prior years	(1,001)	(2,375)	—
Uncertain tax positions	(1,587)	3,894	416
Other	(545)	(112)	1,646

Income tax expense (benefit)	$4,702	$(42,980)	$64,202

f.Net operating loss carryforward:

As of December 31, 2023, the Company had carryforward operating losses totaling approximately $134,081, of which $90,227 is attributed to Israel and can be carried forward indefinitely.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-    INCOME TAXES (Cont.)

Through December 31, 2023, the Company had not generated income under the provision of the new law.
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

i.Tax assessments:

In Israel, the Company has final income tax assessments through tax year 2017. In the US, the Company has final federal assessments through the tax year 2019. Withholding tax assessments – the Company is under withholding tax audit for years 2016-2019. 2016 is under court orders. The Company examine the assessments alongside with its lawyers and will try to reach a settlement. 2017-2019 are under stage B. The main issues that were raised by the Israeli Tax Authorities (ITA) relates to welfare of employees, company events, transportation (shuttles) etc.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-    INCOME TAXES (Cont.)

j.Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2023	2022	2021

Opening balance	$3,338	$5,669	$1,811
Additions based on tax positions related to prior year	—	63	3,282
Additions based on tax positions related to current year	886	2,645	576
Decreases based on tax positions related to prior year	(2,422)	(5,039)	—

Closing balance	$1,802	$3,338	$5,669

NOTE 15:-    FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021

Bank charges	$(628)	$(728)	$(761)
Income (expenses) related to hedging activity	(6,998)	9,747	6,408
Amortization of issuance costs	(4,194)	(5,213)	(5,298)
Exchange rate loss	(1,499)	(6,403)	(6,711)
Net gain (loss) from equity securities	30,608	(200,338)	267,831

Total income (expenses )	17,289	(202,935)	261,469

Interest income	45,185	19,422	10,474

Total financial income (expenses), net	$62,474	$(183,513)	$271,943

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:-    BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of the basic and diluted net income (loss) per share for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Numerator:

Net income (loss)	$33,137	$(424,863)	$(117,209)

Denominator:

Basic weighted-average shares used to compute net income (loss) per share	56,829,962	57,993,364	57,004,154

Weighted-average effect of dilutive ordinary shares:

Employee stock options and ESPP shares	1,039,744	—	—
RSUs and PSUs	533,331	—	—

Dilutive weighted-average shares used to compute net income (loss) per share	58,403,037	57,993,364	57,004,154

Basic net income (loss) per share	$0.58	$(7.33)	$(2.06)

Diluted net income (loss) per share	$0.57	$(7.33)	$(2.06)

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 16:-    BASIC AND DILUTED NET INCOME (LOSS) PER SHARE (Cont.)

The following potentially dilutive shares were excluded from the diluted income (loss) per share calculations for the periods presented because their effect would have been anti-dilutive:

	Year ended December 31,
	2023	2022	2021

Employee stock options and ESPP shares	2,245,872	4,332,022	4,720,600
RSUs and PSUs	818,288	3,123,019	2,225,516
Convertible Notes	1,426,748	3,969,514	3,969,514

	4,490,908	11,424,555	10,915,630

NOTE 17:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.    The Company applies ASC Topic 280, Segment Reporting (“ASC 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.    The following tables present total revenues for the years ended December 31, 2023, 2022 and 2021 and long-lived assets as of December 31, 2023 and 2022:

Revenues:

	Year ended December 31,
	2023	2022	2021

North America (*)	$938,534	$819,245	$731,251
Europe	380,495	350,200	334,677
Latin America	64,492	56,712	55,244
Asia and others	178,144	161,509	148,485

	$1,561,665	$1,387,666	$1,269,657

(*)    Includes revenue from the United States in amount of $864,475, $709,703 and $588,886 for 2023, 2022, and 2021, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17:-    SEGMENTS,CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Long-lived assets and ROU assets:

	December 31,
	2023	2022

Europe and Asia (*)	537,572	266,648
North America	19,918	42,698

	$557,490	$309,346

(*)    As of December 31, 2023 and 2022, long-lived assets and ROU assets located in Israel amounted to $513,557 and $232,424, respectively.

NOTE 18:-    IMPAIRMENT, RESTRUCTURING AND OTHER COSTS

During the year ended December 31, 2023, the Company implemented and substantially completed significant cost reduction measures (referred to below as the “Plan”), as part of its ongoing focus on operational efficiency and efforts to enhance gross margins, operating leverage, and free cash flow.

Key initiatives taken during 2023 included a workforce reduction of approximately 7%, primarily within the Customer Care function, alongside facility optimization measures to right-size the Company’s office footprint and better align it with its operating needs.

The Company incurred total costs of $32,614 in connection with the Plan during the year ended December 31, 2023, which are included in impairment, restructuring and other costs in the statement of comprehensive income (loss). These costs are comprised of impairment of ROU assets and related leasehold improvements of $25,905, triggered by the Company's decision to cease using and marketing certain leased office facilities for sublease, employee severance costs of $4,504, and other associated costs of $2,205. Cash payments of $6,760 related to the Plan were made during 2023. As of December 31, 2023, the Company did not have any liabilities accrued related to the Plan.

NOTE 19:-    SUBSEQUENT EVENTS

During January and February 2024, the Company repurchased 1,917,098 outstanding ordinary shares for $241,302 and completed the entirety of the $300,000 court-approved repurchase amount. See also Note 13(b).