Form 20-F
period 2024-12-31
Wix.com Ltd.
filed 2025-03-21
CIK 1576789

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the registrant had outstanding 56,107,932 ordinary shares, par value NIS 0.01 per share.
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
This annual report may include statistical, market and industry data and forecasts that we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and Item 3.D. “Key Information—Risk Factors” in this annual report.
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
We define certain terms used in this Annual Report as follows:
•    “Bookings” or “bookings” is a non-GAAP financial measure which includes cash receipts for premium subscriptions purchased by users as well as cash we collect from Business Solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Bookings is calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period.
•    “business solutions” means additional products and services, other than premium subscriptions, that are offered to our users to help them manage and grow their business online, such as communication tools, payment services, and marketing products.
•    “Business Solutions Revenue” and “Business Solutions Bookings” refer to all revenue or bookings, as applicable, generated from business solutions and exclude any revenue or bookings, as applicable, included under Creative Subscriptions Revenue or Bookings, respectively.
•    “Creative Subscriptions Revenue” and “Creative Subscriptions Bookings” refer to revenue or bookings, as applicable, generated from premium subscriptions, including premium subscriptions bundled with vertical solutions and domain name registrations and exclude Business Solutions Revenue or Bookings, respectively. Our total revenue is comprised of Business Solutions Revenue and Creative Subscriptions Revenue. Our total bookings is comprised of Business Solutions Bookings and Creative Subscriptions Bookings.

•    “Partners” or “partners” means agencies, independent design professionals, freelancers, web design, development professionals, and other third parties, who either act as resellers of our solutions to their customers or use our platform to provide website building and maintenance services to their customers, while further customizing our solutions to suit the needs of their customers, as well as users that purchase our enterprise-level subscriptions.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “subject,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:
•our ability to attract and retain registered users and partners, and generate new premium subscriptions and additional business solutions as we continuously adjust our marketing strategy and customer care;
•maintenance of our brand and reputation, and generation of revenue from sources other than premium subscriptions;
•risks associated with international operations and the use of platform in various countries;
•risks related to the macroeconomic environment and ongoing global conflicts;
•security risks and payment risks and fluctuations in foreign currency exchange rates;
•failures of third-party hardware, software and infrastructure on which we rely, or failure to manage the operation of our infrastructure;
•adverse market conditions, including inflation, interest rates and other adverse developments that may adversely affect our cash balances and investment portfolio;
•our history of operating losses and inability to achieve sustained profitability;
•downturns or upturns in sales are not immediately reflected in full in our operating results;
•our ability to repurchase our ordinary shares and/or Convertible Notes pursuant to our repurchase program;

•our ability to raise capital when needed or on acceptable terms;
•risks related to acquisitions and investments, pricing decisions, pandemics, natural disasters and other catastrophic events;
•our ability to develop and introduce new products and services, as well as maintain third-party products and are ability to keep up with rapid changes in design and technology;
•our ability to attract and retain qualified employees and key personnel;
•our ability to attract a diversified customer base and increased competition;
•our ability to maintain compatibility of our platform and solutions with changes in third-party applications and changes to technologies used in our solutions;
•our ability to acquire and service small business users;
•risks related to security breaches and unauthorized access to data, cyberattacks;
•our expectation regarding the uncertain future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs;
•our ability to comply with the regulations applicable to our operations, including new governmental regulations regarding the internet, consumer protection, artificial intelligence (“AI”), privacy and data protection laws and regulations, as well as contractual privacy and data protection obligations;
•risks relating to intellectual property, including infringements, litigation and claims, and our ability to maintain and protect our intellectual property rights and proprietary information;
•our expectations regarding the outcome of any regulatory investigation or litigation, including class actions;
•risks related to the development and integration of AI, generative AI, agentic AI, machine learning, and similar tools into our offerings, and comply with the regulatory environment impacting AI and AI-related activities;
•risks related to activities of registered users or content of their websites, and risks related to domain names and industry regulations;
•risks related to compliance with laws and regulations, including those related to economic sanctions, tariffs, export controls, anti-corruption and anti-money laundering, anti-trust, and consumer protection, and changes in these laws and regulations;
•risks related to tax, including application of indirect taxes, tax laws, changes in tax laws or changes in provision for income tax and examination of income tax returns;
•risks related to ordinary shares, activist shareholders, and our status as a foreign private issuer;
•risks related to our incorporation and location in Israel, including conflicts in the area;
•our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;
•our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; and

•our ability to enter into new markets and attracting new customer demographics, including our ability to successfully attract new partners and large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated.
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
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation, and expressly disclaim any duty to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

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
Risks Related to Our Business and Our Industry
•    We may be unable to attract new registered users from which we can generate new premium subscriptions and additional business solutions, or attract partners that will sell our solutions to, or purchase our solutions on behalf of, their customers, or if we are unable to retain existing premium subscriptions, or increase the revenue we generate from each premium subscription.
•    We may fail to maintain and enhance the strength of our brand.
•    Our selling and marketing strategies and activities, and any adjustments we may make to our marketing strategy, may fail to generate new users or partners or fail to increase the revenue we generate from premium subscriptions to the levels we anticipate.
•We may fail to maintain a consistently high level of Customer Care.
•    We may be unable to generate significant revenues from sources other than our premium subscriptions, such as from our business solutions.

•    We are subject to risks associated with international operations and the use of our platform in various countries, including emerging markets.
•Our operations in and connected to Ukraine may be materially impacted on a long term basis.
•    We are exposed to risks, including security risks, associated with payment processing and the provision of financial services.
•    We may be subject to adverse impacts of exchange rate fluctuations.
•    We may be susceptible to failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities.
•    We may fail to manage our infrastructure effectively.
•    Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions, including inflation, interest rates and other adverse developments affecting the financial services industry.
•We may fail to manage our headcount effectively.
•    We may be unable to achieve sustained profitability within our expected timeframe.
•    Trends in sales are not immediately reflected in full in our operating results because we recognize revenues from premium subscriptions over the term of an agreement.
•    Our ability to pay cash upon conversion or repurchase of the Convertible Notes may be limited.
•    We may be unable to raise capital when needed or on acceptable terms.
•    Our future acquisitions and investments could result in operating difficulties and other harmful consequences.
•Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new users and retain existing users.
•Our business is subject to the risks of pandemics, natural disasters, and other catastrophic events, whether due to climate change or otherwise.
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

•Changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers may impact integration with our systems, and the process by which users interface with our platform.
•We may fail to effectively acquire and service small business users.
Risks Related to Privacy, Data and Cybersecurity
•The security of the data we store in our systems, including Confidential Information may be breached or otherwise subjected to unauthorized access.
•We may fail to comply with data privacy and protection laws and regulations, as well as our contractual data privacy and security obligations to their parties and to our users and their users, and the use and adoption of our services may be limited due to growing awareness of data privacy and protection laws.
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
Risks Related to Other Legal, Regulatory and Tax Matters
•We may be affected by the enactment of new governmental regulations regarding the Internet.
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
Risks Relating to Our Incorporation and Location in Israel
•Conditions in Israel could materially and adversely affect our business, including (i) the obligations of personnel to perform military service, (ii) differences in Israeli law compared to laws of other jurisdictions, (iii) the continued availability of local tax benefits, (iv) the effects of the ongoing conflict throughout the region, including the current war and hostilities between Israel and its neighboring countries and regions, and its potential escalation, and (v) difficulties enforcing a U.S. judgment against us or assert U.S. securities laws claims in Israel.
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
We primarily generate revenue through the sale of premium subscriptions and additional business solutions. The growth of our premium subscriptions base is mainly impacted by our ability to attract new registered users to our platform and the rate at which they upgrade our free offering of web development, design and management solutions to premium subscriptions, as well as our ability to attract partners that will purchase our solutions for their use, sell our solutions to, or purchase our solutions on behalf of, their customers.
The growth of our premium subscriptions base is further impacted by our ability to retain and renew our existing subscriptions. The renewal rate of premium subscriptions also significantly impacts the overall number of premium subscriptions and, as a result, our revenues. One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. Premium subscriptions renewing on a yearly or multi-year basis allow for fewer opportunities of failure to renew such subscription compared to monthly subscriptions, whether deliberately or through failure to update payment information upon expiration. As of December 31, 2024, yearly and multi-year premium subscription packages constituted approximately 84% of all premium subscriptions. Substantially all of our premium subscriptions renew automatically at the end of each subscription period unless users actively disable the automatic renewal of their subscription in advance or if we are unable to renew their subscription.

We further increase the revenue we generate from each premium subscription by offering additional business solutions tailored for more specific business needs and also by increasing the price of our premium subscriptions.
A number of factors could impact our ability to attract partners or other users from which we can generate new premium subscriptions, as well as our ability to retain our existing premium subscriptions, and to increase revenue from such premium subscriptions including through the adoption of our business solutions. These factors include:
•the quality, reliability, security, integrity, functionality, and design of our platform compared to other similar solutions and services;
•our ability to develop required new technologies or offer new and relevant third-party products and service offerings to our users, such as Wix Studio and other technologies which incorporate AI;
•our users’ spending levels or desire to create a web presence, including due to macroeconomic forces or geopolitical circumstances beyond our control;
•shifting demand in online commerce, including as a result of global supply chain deficiencies, or international trade policies, taxes, government regulations, and tariffs;
•our ability to develop additional product functionality and administrative back-office capabilities for our partners, and to properly integrate such developments, to allow them to adequately sell our products to their customers and properly manage their operations;
•our ability to optimize our marketing strategies and to execute successful marketing and sales activities, including those aimed at attracting and retaining partners, such as our partners’ revenue sharing programs;
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
•the perceived or actual quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime, diminished website performance and loading times;
•the perceived safety and impact of any cyber-attacks on our and our users’ data;
•competitive factors affecting the software as a service, or SaaS, business market, including the competitive landscape and the strategies that may be implemented by our competitors, including as a result of AI advancements, and the ease with which a user can switch to a competitor;
•unexpected increases in the cost of acquiring new registered users or partners;
•our dependence on establishing and maintaining strong reputation and brand perception;

•our ability to expand into new geographic markets, including our ability to make our products, support and communication channels available in additional languages and make our solution compliant with local laws and regulations; and
•material limitations or regulatory restrictions that may impact our ability to generate revenue, such as restrictive regulatory initiatives and limitations on our ability to bill our users on a recurring basis or the manner in which the rebilling is performed, as well as our cancellation policies and practices.
If we are unable to maintain and enhance the strength of our brand, or if events occur that damage our reputation and brand, our ability to expand our base of users and partners and premium subscriptions, and to grow our revenues from the sale of such subscriptions and other products may be impaired, and our business and financial results may be harmed.
We believe that maintaining, promoting and enhancing the Wix brand is critical to expanding and retaining our base of users that may purchase premium subscriptions and business solutions over time, as well as to our partners who sell our solutions to, or purchase our solutions on behalf of, their customers, or for their own uses. In addition to paid promotions, our Wix brand is promoted through free sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name, or web presence solutions, in search engines. The strength of the “Wix” brand is also essential to maintaining our cost-efficient marketing strategy. The following factors and events may contribute to our inability to maintain and enhance our brand, or damage our business, reputation and brand:
•any local or global unfavorable media coverage or negative publicity about our industry or our company, including as a result of doubts as to the continued viability of our industry in light of AI advancements, or litigation, unwanted scandals, publicized conflicts, or the war and hostilities between Israel and its neighboring countries and regions, and any potential escalation of the conflict throughout the region;
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
•our ability to provide high-quality, well-designed, useful, reliable, secure, data privacy protective, innovative, relevant and competitive solutions and services, including through AI driven tools, which we may not do successfully or may not do as successfully as our competitors;
•our ability to develop solutions and products that meet the design and technological needs of our partners and tech savvy users, such as our AI agents and other tools and Wix Studio, as well as the needs of users with more basic technological skills;
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
•our inability to integrate third-party applications desired by our users or negative experiences our users have with using third-party applications and websites integrated with Wix, including through our App Market, if they do not meet users’ expectations which can include quality, data privacy or security;
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
•any allegation that we have neglected public commitments regarding our environmental, social, and governance (“ESG”) and human capital management initiatives, including if we do not adapt to or comply with expectations, standards, and regulations, regardless of whether there is a legal requirement to do so; and
•if our users, partners, or third parties with whom we work violate applicable laws or our policies, or act in a manner that could negatively implicate us, those violations and actions could result in other liabilities for us and could harm our business, reputation, and brand.
If our reputation is harmed, we may be unable to sell our products and solutions, including through partners who may be less inclined to offer our services to their customers. If we fail to successfully promote and maintain the Wix brand or if we incur excessive expenses in this effort, our business and our financial results may be adversely affected.

Our results of operations would be adversely affected if our selling and marketing strategies and activities fail to generate new users or partners that purchase premium subscriptions and business solutions, or fail to increase the revenue we generate from each premium subscription to the levels we anticipate.
We acquire new registered users, who may purchase premium subscriptions and business solutions over time, through paid marketing channels, such as cost-per-click (“CPC”) advertisements on search engines, social networking sites and through our affiliates program, targeted and generic banner advertisements on other sites, and social network influencers who promote our platform. In addition, premium subscriptions are further acquired through the selling and marketing activities of our sales and account management teams that targets partners, who may purchase a higher volume of premium subscriptions to sell to their customers, including through incentivizing partners through revenue sharing programs, as well as to enterprise-level users who purchase premium subscriptions and other services for their own needs. Our selling and marketing activities also focus on increasing revenues from existing premium subscriptions by offering complementary business solutions such as additional features, products, and applications, including those developed by third parties. We may also invest a portion of our marketing expenses on more traditional advertising and promotion of our brand, including through sponsorships with professional sports franchises and others.
In 2024, 2023 and 2022, advertising expenses were $175.6 million, $142.8 million and $224.3 million, respectively, representing 10%, 9% and 16% of our revenues, respectively.
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
A number of factors could impact our ability to succeed in our sales and marketing strategy and execution and to generate the return on marketing that we expect, including:
•if we fail to accurately predict user acquisitions or interest or to estimate the conditions and behaviors that drove historical user behavior, in particular during turbulent global macroeconomic times that lead to inflation or supply chain challenges, such as the global impact of the wars and hostilities between Israel and its neighboring countries and regions (and any potential escalation of the conflict throughout the region) and between Russia and Ukraine, or changes to international trade policies and tariffs;
•if we lose access to one or more of the paid marketing channels we utilize, and other marketing channels such as social media influencers, because the costs of advertising becomes prohibitively expensive or for other reasons, such as political or other backlash we may experience as a result of the war and hostilities between Israel and its neighboring countries and regions, we may not be able to promote our brand effectively, which could limit our ability to grow our business;

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
•if AI alternatives to internet search methods disrupt traditional search engine models by changing the way information is accessed, organized, and presented to users; user behavior may be altered, market dynamics may shift, our marketing strategies may be unsuccessful, and the levels of organic or free traffic to our site may be reduced;
•if our user acquisition strategy in targeting a smaller number of higher-intent users on account of a larger base of lower-intent users is unsuccessful;
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
We believe our focus on customer care is critical to retaining, expanding and further penetrating our user base, as well as converting registered users into purchasing premium subscriptions and adopting our business solutions. As a result, we have invested in the quality and training of our Customer Care operations and call center personnel in many of our global locations and through our outsourced offshore BPO teams. We have also incorporated AI technology to streamline our Customer Care operations, which may also carry regulatory, legal, business, and financial risks.
If we are unable to maintain a consistently high level of Customer Care, including throughout our different customer care teams globally and our offshore BPO teams which may not be as highly-trained, in particular given the growing complexity of our solutions, if our technological capabilities and different methods of communication with our users, including those that incorporate AI, prove inaccurate or are inadequate in supporting our users who prefer human interaction or other methods of interaction than we provide, and if we fail to provide partners with the levels of support they anticipate, we may lose existing registered users and partners, may be unable to generate premium subscriptions from such user base or increase our sales of business solutions to our existing premium subscribers, and may not be successful at maintaining and expanding our partners demographic. If we fail to maintain adequate Customer Care and ease the use of our platform’s functionality in accordance with our users’ needs, our reputation, financial results, and business prospects may be materially harmed.

Our future prospects may be adversely affected if we are unable to generate revenue from sources other than our premium subscription packages, which comprise a majority of our Creative Subscriptions Revenue.
In addition to Creative Subscriptions Revenue, we generate Business Solutions Revenue from additional products and services that are offered to our users to enhance their digital presence, including email services through Google Workspace, applications sold through our App Market or elsewhere on our platform or on platforms operated by our subsidiaries, and from revenue sharing agreements we have for the sale of payments services through Payments by Wix, paid ad campaigns, and shipping services. Our ability to increase Business Solutions Revenue from sales made by our e-commerce users is affected by the scope and volume at which such users are able to sell their merchandise and services through our platform. We cannot offer any assurances that Business Solutions Revenue will gain user adoption, continue to grow at a similar pace as in prior years, that our e-commerce users will continue to be successful, or that sales of the business solutions we may offer in the future will be a significant part of our revenues. Material changes in our agreements with certain providers may significantly affect our ability to generate revenue from sources associated with such providers. If we do not succeed in selling these solutions, our future prospects may be adversely affected.
Our business is susceptible to risks associated with international operations and the use of our platform in various countries, including in emerging markets.
We currently have users worldwide, and we expect to continue to increase the volume of our operations worldwide in the future. However, our operations in various countries subject us to risks which may include:
•difficulties related to contract enforcement, including our terms of use;
•compliance with foreign laws and regulations applicable to cross-border operations including accreditation, requirements to do business, export controls, anti-money laundering, copyright, consumer protection, online advertising, emerging AI regulations, and liability of Internet service providers, some of which may be conflicting; data privacy and data localization laws that may require, for example, that user data and data of our users’ consumers be stored and processed in a designated territory;
•customization of our services and business solutions to be compliant with local laws and regulations applicable to our users and their customers;
•lower levels of internet use in certain geographical locations;
•tax consequences and custom changes, including the complexities of foreign value-added tax (or other tax) systems, transfer pricing, and treaties;
•personnel culture or other culture-related differences and difficulty and cost of staffing and managing foreign operations;

•uncertain legal, political and economic climates and increased exposure to global political, economic, and social risks that may impact our operations or our users’ operations, including the impact of global health emergencies, supply chain disruptions, terrorism, war, including the wars and hostilities between Israel and its neighboring countries and regions (and any potential escalation of the conflict throughout the region), and between Ukraine and Russia, natural disasters and other foreign events;
•currency exchange rates and changes to free trade agreements, trade protection measures, tariffs, restrictions related to foreign exchange controls, export compliance, economic sanctions measures, qualification to transfer business and additional regulatory requirements;
•different sources of competition;
•different customer spending levels, in particular in light of global macroeconomic trends; and
•differing levels of credit card use, access to online payment methods, and payment risks.
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
We have had operations in Ukraine since 2013. As of the year ended December 31, 2024, we engaged 601 contractors in Ukraine, as well as 13 employees, primarily focused on research and development activities and Customer Care. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, we assisted many of our Ukrainian team members to leave Ukraine, and those team members have relocated to other countries, primarily Poland, or have relocated within Ukraine. In addition to a significant number of personnel and operations in Ukraine, we also lease office space in a number of cities in Ukraine, all or some of which may be damaged or destroyed as a result of the attack against Ukraine.
We continue to execute our business continuity plan in response to the Russian invasion, however, there is no assurance that our continuity plans will be successful. Additionally, the conflict between Ukraine and Russia has led to sanctions being levied by the United States, the European Union, the United Kingdom, and other countries against Russia, Belarus, and certain Russian occupied regions in Ukraine, has led to and could lead to significant market and other disruptions, including significant volatility in commodity prices, instability in financial markets, supply chain interruptions, political and social instability, and increases in cyberattacks, all of which have impacted and could continue to impact our business, and our Ukraine operations for an unknown period of time. In response to these sanctions, in March 2022, we discontinued our commercial operations in Russia and in 2024 restricted Russia-based users from accessing our platform.
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
We accept payments from our users, primarily through credit and debit card transactions and alternative payment methods, and facilitate payment collection by our users from their users through Payments by Wix, our payment service, which enables our users to accept payments for goods and services sold online and in-person to their customers, from a variety of payment providers, on major credit and debit cards. This includes Wix Payments, our proprietary payment service, as well as third-party payment processors.

We are subject to a number of risks related to our ability to receive payments from our users, and our facilitation of payment processing of our users from their users, including:
•interchange and other fees paid by us, which may increase over time and may require us to either increase the prices we charge for our products or experience an increase in our operating expenses;
•potential failures of our billing systems to automatically charge our premium subscribers’ credit cards on a timely basis or at all;
•if our users are unable to collect payments from their users, we could lose revenues or cause our users to lose revenues which could harm our business and reputation;
•if we are unable to maintain our chargeback rate at acceptable levels, in particular during turbulent economic times, our credit card fees for chargeback transactions or our fees for other credit and debit card transactions or issuers may increase, acquiring banks or payment card networks may terminate their relationship with us, place us in their fraud monitoring programs, or we may face fines from the issuers;
•increased costs and resources to deal with user onboarding and fraudulent transactions or chargeback disputes, which may increase in an economic downturn if users become insolvent, bankrupt or otherwise unable to fulfill their commitments;
•potential fraudulent or otherwise illegal activity by our users, their users, developers, employees or third parties, or activities prohibited by our payment providers which could lead to our increased liability or incursion of fines, in particular with respect to our Wix Payments operations;
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

Financing solutions we may offer to our users, may expose us to additional risk, such as non-remittance, liability for non-compliance with laws and regulations, and changes in laws and regulations governing such solutions may result in higher operational costs, or the discontinuation of these services.
The payment card networks, such as Visa and MasterCard, have also adopted rules that apply to all merchants who process and accept credit cards for payment of goods and services. These networks have the discretion to both set and interpret such rules, and may do so with little or no prior notice. We are obligated to comply with these rules as part of the contracts we enter into with payment processors and acquiring banks. The rules adopted by the payment card networks include the Payment Card Industry (PCI) Data Security Standards, or PCI DSS. Under PCI-DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules adopted by the payment card networks, including the PCI-DSS, we would be in breach of our contractual obligations to payment processors and merchant banks, which may include indemnification clauses. Such failure to comply may subject us and/or our users to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us or our users from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of registered users or participants or regulatory or criminal investigations. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our users, which would adversely affect our business, operating results and financial condition.

Exchange rate fluctuations may negatively affect our results of operations.
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2024, approximately 66% of our revenues were denominated in U.S. dollars and approximately 34% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar and the Brazilian Real. In 2024, approximately 65% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 27% in New Israeli Shekels, or NIS. Our NIS-denominated expenses consist primarily of personnel and overhead costs, such as the lease of our headquarters. Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any). We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have increased our net loss by approximately $45.5 million in 2024. We estimate that a 10% concurrent devaluation of foreign currencies including Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar and the Brazilian Real against the U.S. dollar would have increased our net loss by approximately $56.4 million in 2024. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses and revenues, as appropriate and as reasonably available to us. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, in particular during turbulent macroeconomic periods. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”
Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could adversely affect our business.
We rely on collocated servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East Coast and the other located on the West Coast, each of which is capable of running individually, and we have additional Content Delivery Network (“CDN”) providers worldwide and a hosting data center in Europe to improve our performance and provide backup in case of failure of our primary data centers. The vast majority of our compute and data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon.com, Inc., as well as by additional providers that we may need for specific purposes. Our network equipment is built with redundancy and efficiency in mind, and is stored in data center premises leased from Equinix, Inc., and connected to cloud providers such as Google, Inc. and Amazon.com, Inc. If our server providers are unable or cease, for any reason, to make their data centers available to us without sufficient advance notice, we would likely experience delays in the service we provide our users, until the migration to an alternate data center provider or other service provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the data centers and/or cloud servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.

The owners and operators of the data centers and cloud services with which we are engaged, do not guarantee that our users’ access to our platform will be uninterrupted or error-free. We do not control the operation of these facilities and such facilities could be subject to break-ins, cyber-crimes, computer viruses, sabotage, industrial espionage, intentional acts of vandalism, terrorist attacks, fraud and other misconduct, as well as damage or interruption from fires, adverse weather conditions, and natural disasters, including various climate risks, war, power loss, telecommunications failures or similar catastrophic events. Problems faced by our third-party vendors and partners, including hosting providers, technological or business-related disruptions exacerbated by AI and new technologies, as well as cybersecurity threats which may increase during times of war, could adversely impact our business and results of operations, as well as the experience of our users, which in turn could adversely impact our business and results of operations. Cyberattacks and security incidents are expected to accelerate in both frequency and impact, as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.
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

In the future, we may be required to allocate resources and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, to handle increased customer traffic and transactions, or to comply with data protection regulations in jurisdictions in which we provide our services, or due to us becoming a more open platform, if we choose to do so. Moreover, as our user base and variety grow, and as users rely on our platform for more complicated activities, including through Wix Studio and Velo by Wix or similar solutions, we will need to devote additional resources to improving our infrastructure and continue to enhance its scalability to maintain the performance of our platform and solutions. Our need to effectively manage our operations will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our needs. If we do not manage our infrastructure effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.
Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions, including inflation and interest rates and other adverse developments affecting the financial services industry.
At December 31, 2024, we had liquid assets totaling $1.11 billion, comprised of $767.8 million in cash and cash equivalents and short-term deposits and $344.7 million in short-term and long-term marketable securities. Our investments are subject to general credit, liquidity, defaults, non-performance, inflation, rating agency downgrades, and interest rate risks or other adverse developments that affect financial institutions, other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, which have in the past and may in the future lead to market-wide liquidity problems. The performance of the capital markets affects the values of the funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.
We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, and the continuing turmoil in the financial markets, especially due to the uncertainties related to global macroeconomic trends including liquidity concerns in local and global banking systems, and effects of the wars and hostilities between Israel and its neighboring countries and regions (and any potential escalation of the conflict throughout the region), and between Ukraine and Russia, may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are generally recognized as other comprehensive income (loss), which is a separate component of equity until realized. Realized and credit losses related to our investments portfolio may adversely affect our financial position and results.

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
In addition, we regularly maintain cash, cash equivalents, bank deposits, and governmental bonds at financial institutions in the United States, Israel and abroad. Our funds at these institutions exceed insured limits and some are not insured at all. In the event of failure of any these financial institutions, there can be no assurance that we would be able to access uninsured funds in such financial institution in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.
If we fail to manage our headcount effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. Furthermore, our corporate culture has contributed to our success, and if we cannot maintain this culture, our business, financial condition and results of operations may be harmed.
As of December 31, 2024, we had 5,283 employees and contractors, which represents a similar headcount compared to December 31, 2023. Our workforce is located in various locations globally, including in Israel, the U.S., Canada, Ukraine, Lithuania, Ireland, India, Germany, Japan, the UK, Brazil, Poland, Mexico, the Netherlands and Australia.  As a result of the military invasion of Ukraine by Russian forces, we assisted many of our Ukrainian team members to leave Ukraine and many have relocated to Poland and other countries or within Ukraine. In addition, members of our Israeli workforce were drafted into active military reserve duty following the October 7, 2023 attacks by the Hamas terrorist organization on Israel and the ensuing war and hostilities between Israel and its neighboring countries and regions. Managing our headcount has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources.
In addition, we believe that an important contributor to our success has been, and will continue to be, our corporate culture, as it fosters innovation and teamwork, as well as technologically advanced and well-crafted software and products. If we are unable to adequately manage our headcount and other business changes in a manner that preserves the key aspects of our corporate culture, we may be unable to continue to perform at current levels or execute our business strategy.

We have a history of operating losses and may not be able to achieve sustained profitability within our expected timeframe.
In prior years we incurred operating losses, and have, as of December 31, 2024, an accumulated deficit of $901.5 million. Although our operating expenses as a percentage of revenue has meaningfully decreased in recent years, we still anticipate incurring increased research and development expenses related to enhancing the functionality of our solutions and introducing new solutions. We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining and increasing the amount of bookings and/or revenues per premium subscription to achieve sustained profitability. Nevertheless, if we are unable to grow our premium subscriptions at the required rate or maintain or increase bookings and/or revenues per premium subscription, if we incur expenses that we believe are necessary or desirable (such as to invest in businesses, marketing, research and development or technologies that we believe will be important for our business) or if we incur unexpected expenses or achieve lower profit margins than we expect, including in our partners business, we may be unable to achieve sustained profitability within our expected timeframe.
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
Our ability to pay cash upon conversion or repurchase of the Convertible Notes may be limited.
In August 2020, we sold $575 million aggregate principal amount of 0.00% Convertible Senior Notes due 2025 (the “Convertible Notes”), all of which were outstanding as of December 31, 2024.
Our ability to repurchase the Convertible Notes upon any required repurchase event or to pay cash upon conversion of Convertible Notes may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the applicable indenture or to pay cash upon conversion of such Convertible Notes as required by the applicable indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself within the meaning of the Convertible Notes indenture could also lead to a default under agreements governing our future indebtedness. If the payments of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or to pay cash upon conversion of the Convertible Notes.

Our Convertible Notes may impact our financial results, result in the dilution of existing shareholders and create downward pressure on the price of our ordinary shares.
Our Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. Although at current share prices and under the terms of the Convertible Notes, we will be required to pay cash to settle the Convertible Notes at maturity, the Convertible Notes may be converted, under the conditions and at the conversion price specified in the Convertible Notes, into cash, our ordinary shares and/or a combination thereof (subject to our right to pay cash in lieu of all or a portion of such shares) which may cause dilution to our shareholders’ equity, and the market price of our ordinary shares may decrease due to the additional selling pressure in the market.
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
From time to time, we may seek additional equity or debt financing to fund our operations, refinance our existing debt, develop new solutions and services or make acquisitions or other investments. The U.S. Federal Reserve, as well as other central banks, have raised the benchmark interest rate multiple times in the past, and there can be no assurance that rates will not remain elevated in the future. This could increase interest expense on additional debt financing and could materially adversely impact our ability to refinance existing debt upon maturity, sell assets at attractive terms, and limit our acquisition and development activities.
Our business plans may change, other general economic, financial or political conditions in our markets may change, or other circumstances, such as illiquidity, insolvency or other instabilities of the global banking system, or instabilities arising out of the war and hostilities between Israel and its neighboring countries and regions may arise, that have a material adverse effect on our cash flow and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired, and our results of operations may suffer.

We have made and may continue to make acquisitions and investments, which could result in operating difficulties and other harmful consequences.
From time to time, we evaluate potential strategic acquisition or investment opportunities to support strategic business initiatives. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating an acquired company, talent, business or technology, could create unforeseen operating difficulties and expenditures. We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition or any other complementary businesses or technologies we acquire in the future. We may also face competition for acquisitions from larger competitors that may have more extensive financial resources, which may increase the cost or limit the availability of acquisitions. Acquisitions and investments we evaluate from time to time may carry with them a number of risks, including the following:
•inability to consummate acquisitions considered significant to the future of our business;
•disruption of ongoing business and diversion of management’s time and focus from operating our business;
•underperformance of an acquired company or an inability to achieve synergies as planned;
•failure to identify significant problems, liabilities or other challenges during the due diligence process;
•potential incompatibility of corporate cultures;
•implementation or remediation of controls, procedures and policies of the acquired company;
•coordination of product, engineering and selling and marketing functions;
•retention of employees or loss of key employees from an acquired company;
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
•litigation or other claims or liabilities arising in connection with an acquisition, including failure to comply with laws and regulations or other requirements or conditions;
•adverse effects to our existing business relationships as a result of the acquisition or investment;
•the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;
•the use of resources that are needed in other parts of our business;
•the use of substantial portions of our available cash to consummate the acquisition;

•share-based dilution as a result of equity awards assumed by us due to an acquisition and new equity grants to employees and other service providers of our acquired companies;
•incurrence of significant acquisition-related costs; and
•unrealistic goals or projections for the acquisition.
In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment. In the future, if our acquisitions do not yield expected returns or if the valuations supporting our acquisitions or investments change, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. Additionally, a number of our strategic investments are in early-stage companies, some of which may not be revenue-generating and which are at a higher risk of winding down.
Our failure to address these risks or other problems encountered in connection with acquisitions and investments we evaluate from time to time could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and expenses and harm our business, results of operations and financial condition.
Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new users and retain existing users.
We have from time to time changed the pricing of our premium subscriptions and certain business solutions, and may do so in the future. However, no assurance can be given that any new pricing model or price points will be optimal and changes in our price points or pricing model could result in a loss of existing users, and could also negatively affect the willingness of new users to purchase our products and services. In addition, as competitors introduce new solutions, and as AI is more widely adopted in our industry, we may be unable to attract new users at the price or based on the pricing models we currently use and we may be required to reduce prices. As a result, our pricing decisions may result in increased payment processing chargebacks, loss of market share and adversely affect our revenue, gross profit, profitability, financial position and cash flows. We also must determine the appropriate price to enable us to effectively compete internationally. Any of these developments could negatively impact our business, financial condition and results of operations.

Our business is subject to the risks of pandemics, natural disasters, and other catastrophic events, whether due to climate change or otherwise.
Our business operations are subject to interruption by various events beyond our control. Significant natural disasters, such as an earthquake, fire, hurricane or flood, or other unusual or prolonged adverse weather patterns, whether due to climate change or otherwise, public health epidemics or pandemics such as COVID-19 and its variants, political unrest, terrorism, cyber-attacks, geopolitical instability, and other events beyond our control may cause damage or disruption to our operations, to international commerce, and to the global economy, and could have a material adverse impact on our business, operating results and financial condition. Our partners, suppliers, and users are also subject to the risk of catastrophic events. If our business continuity and disaster recovery arrangements prove to be inadequate, our services could be interrupted. In those events, our ability to deliver our services in a timely manner, as well as the demand for our services, may be adversely impacted by factors outside our control.
Risks Related to Our Market and Competitive Landscape
If we fail to develop and introduce new products and services, or maintain existing products and services provided through us by third parties that are significant to our registered users as well as our partners, or if we fail to keep up with rapid changes in design and technology, our business may be materially adversely affected.
The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our users and develop products that provide them with the tools they need to operate their businesses. Our future success in attracting new users, including those who create on their own, and those newer demographics of users, such as partners and enterprise users, and increasing our premium subscriptions and the revenue we generate from each subscription, will depend on our ability to improve the look, quality, functionality, performance, security, design and reliability of our solutions and services, including our integrated third-party business solutions and suit them to the needs of our targeted users.
We invest significant time and effort in the research and development of new and upgraded solutions and service offerings to serve our users, including the development of vertical solutions for specific business segments, mobile applications and solutions, commerce solutions, various design elements, such as customized colors, fonts, content and other features, including through Wix Studio, our responsive editor geared towards design professionals, and our full-stack no-code/low-code development platform, Velo by Wix, intended to attract developers to our platform. We have also made, and continue to make investments in a multitude of AI initiatives to enable users to build and get online faster and easier as well as improve the overall user experience. These initiatives include AI-driven text and code generation, image generation, design and layout capabilities, additional assistants, including those using voice, and analytic features. Market acceptance of AI technologies remains uncertain, and our investments may not prove commercially viable or yield adequate returns. Development, testing, deployment and maintenance of AI technologies may require significant resources and increase operating costs, with no guarantee of success.

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
We may fail to accurately predict the changing needs of our users, such as the need for expanded online and offline commerce tools, or for emerging technological trends, such as AI. Conversely, we may overestimate the lasting effect or comprehensive adoption of AI in our industry. We also need to ensure the continued collaboration with certain third-party products and services that are included in our offering and are significant to our customers, such as Google Workspace, which allows our users to create a personalized Gmail email address using their domain name.
If we are unable to successfully enhance our existing products to meet evolving user and partner requirements and increase adoption and usage of our products and third-party products, if we are unable to maintain existing products provided to us by third parties that are significant to our users, if we are unable to incorporate AI into our offerings, if our efforts to increase the usage of our products are more expensive or require more development time than we expect, or if our solutions are not innovative or advanced enough or fail to achieve widespread acceptance, users and potential users may adopt the products and services of our competitors, and our revenue and competitive position could be materially adversely affected.
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
In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which require us to compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, and emerging AI driven technologies. Additionally, the availability of hybrid or remote working arrangements within our industry has further expanded the pool of companies that can compete for our employees and employment candidates. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region, in particular given the growing number of local companies that are expanding their development activities, and the growing number of multinational corporations establishing a presence in Israel.

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
Moreover, if we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer. Key personnel may further solicit other team members to leave with them, and our business could suffer from an additional loss of talent. We have entered into employment and services agreements with our executive officers and key employees that contain non-compete covenants. Despite these agreements, we may not be able to retain these officers and employees. If we cannot enforce the non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or prevent our employees from establishing their own competing ventures, either of which could materially adversely affect our business and results of operations. To the extent we hire personnel who were previously employed by our competitors or acquisition targets, we may be subject to allegations that they have been improperly solicited or that they divulged proprietary or other confidential information.
We invest significant amounts of cash and equity to attract and retain employees, and we may never realize returns on those investments. While we intend to grant restricted share units, performance share units or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee share-based compensation under our equity grant programs which may increase the pressure to limit share-based compensation, coupled with pressures from institutional shareholder proxy advisors to limit share-based compensation in order to decrease overall dilution overhang rates.
In addition, due to the high profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and/or increase retention costs.

If we are unable to attract a diversified customer base, such as partners, mid-size, large and enterprise-level companies, design professionals and tech-savvy users, for which we have developed and effectively integrated more customized solutions and applications, our business, growth prospects and operating results could be adversely affected.
Our business has been, and continues to be, focused in the past few years on serving users who are considering starting a business, as well as small or medium-sized businesses and ventures that are up and running but need help growing and expanding their digital capabilities. In addition, in more recent years, our business also focused on additional user demographics with whom we have less experience selling to, such as partners, as well as mid-size, large and enterprise-level companies for which we are developing new features and applications, such as back office functionality required to serve their customers’ needs or their own needs, and manage a large volume of premium subscriptions and business solutions.
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
Some of our products are suited for more technically skilled users or web developers, such as Velo by Wix, which enables our users to build advanced and content-rich websites and applications using their advanced development capabilities, and Wix Studio, our website creation platform that offers advanced design and layout capabilities specifically targeted at design professionals. If we are unable to increase sales of our products intended for partners (including through partners’ revenue sharing agreements), mid-size, large and enterprise-level companies, tech-savvy users, or other customer segments we may target, and adapt our products to their needs, our estimated total addressable market may be overstated and our business, growth prospects and operating results may be adversely affected.
We may face increased competition in a highly competitive market.
While there are other providers who offer features similar to those found in our solutions, we believe that we do not compete with traditional web development firms as we focus not only on web development but also on quality, creativity, technology, design and complementary business solutions. Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers and large service companies who offer online commerce capabilities, domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or to have one built by their workforce, as well as newly emerging generative AI solutions that may develop website building capabilities that can prove to be a suitable replacement for our solutions.

Specifically, AI technologies are rapidly evolving and enabling a faster software development life cycles; and our competitors are increasing the use of these technologies. Our competitors may integrate AI into their products more efficiently, successfully, cost-effectively, or quickly than we are able to, which could harm our ability to compete effectively and have a negative impact on our results and operations. In addition, some of our users and partners may also seek to build their own solutions through the use of advanced AI tools. Our ability to successfully develop and integrate AI into our products will partially depend on our ability to attract and retain employees with appropriate expertise in AI, and hence we also expect competition for AI-related talent and expertise.
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
The attractiveness of our platform depends, in part, on our ability to integrate third-party applications and services which our users desire, into their websites, or develop and offer those applications independently. Third-party application providers may change the features of their applications, increase their pricing, or alter the terms governing the use of their applications in an adverse manner. Further, third-party application providers may discontinue their engagement with us, or refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications with our platform, which could negatively impact our offerings and harm our business. Additionally, competitors may offer functionality which our users desire, that is better than the functionality of third-party applications or integrated solutions in our platform. If we fail to integrate our platform with new third-party applications that our users need for their websites or develop them independently, we may not be able to offer the functionality that our users expect, which could harm our business.
Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which registered users interface with our platform.
The user interface for our platform is relatively simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise. In the future, providers of Internet browsers could introduce new features that would make it difficult to use our platform. Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications or terms of use such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites. For example, major Internet browsers, such as Firefox, Microsoft Edge, Google Chrome or Safari, could become unstable or incompatible with HTML5-based products and solutions. Similarly, any new features introduced by operating system providers, such as Google or Apple, could adversely impact the use of our platform via our mobile application. Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for users to access our mobile application or our platform as a whole, or their users to access our registered users’ sites, may slow the growth of our user base, and materially adversely impact our business and prospects.

Our business will suffer if we fail to effectively acquire and service small business users.
A significant portion of our premium subscriptions are from small businesses. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our solutions or may be more sensitive to price increases, especially in times of global macroeconomic uncertainty or recessions, which can have associated effects, including impacts from declines in consumer spending, international trade risks and/or imposition of trade protection measures (such as the imposition of or an increase in tariffs which would effect the amount of commerce on our platform), supply chain challenges and shortages which may impact shipping and fulfillment, high levels of inflation, illiquidity of banking systems, and increased interest rates, which may have a long-term impact on the global economy. We believe that the small business market is underserved, and we intend to continue to devote substantial resources to it, including through our partners who sell directly to their customers, some of which are small businesses. We aim to grow our revenues by adding new small business customers, selling additional business solutions to existing small business customers and retaining them on a long-term basis. If the small business market is affected by the turbulence of macroeconomic environments, if our efforts to grow sales through our partners draws attention and resources from our focus on the small business market we cater to, or if we are unable to market and sell our services to small businesses effectively, directly or through our partners, our ability to grow our revenues quickly and become profitable will be harmed.
Risks Related to Privacy, Data and Cybersecurity
If the security of the data we store in our systems, including Confidential Information of our users and their users, is breached or otherwise subjected to unauthorized access, our reputation may be harmed, and we may be exposed to liability.
Due to the nature of our business, our systems and the systems of our third-party providers, including cloud providers, which we rely on - collect, maintain, store, and process large amounts of data. This data includes personal information relating to our personnel, job candidates, users and their visitors and customers (which we refer to as our users of users), such as email addresses, geo-location, usage data, business data, passwords and also billing information, such as credit card numbers, full names, billing addresses, phone numbers, and additional information, all of which may be, or may be perceived to be, sensitive or confidential (collectively, “Personal Information”), along with proprietary and confidential business data relating to our company and our users (together with Personal Information, “Confidential Information”). Third-party services available on our platform may also collect such Confidential Information and share it with us.

In addition, as part of our product strategy, we have partially become an open platform, which may increase access of third parties to information and data available on our platform, or increase the scope of third parties who are integrated with our platform through our App Market. Apart from our attempts to scan and remove specific content such as content which may be deemed as child pornography or phishing patterns, we do not regularly monitor or review the content that our users, and their users, upload and store, or information, content, and data we receive from third-party applications and, therefore, we do not control the substance of the content on our servers, which may include Confidential Information. As a result, we face risks of external or internal unauthorized access or leaks of user information, which may result in legal claims or proceedings (such as class actions) and negative reputational impacts that cause us to lose existing or future customers.
Although we have implemented cybersecurity standards and controls, operating rules and certification requirements, including in accordance with PCI-DSS and Systems and Organization Controls 2 (“SOC2”), we cannot be sure that the steps that we have taken to protect the security, availability, integrity and confidentiality of the Confidential Information we, or our users, collect, store, or transmit, will succeed in preventing inadvertent or unauthorized use or disclosure. There can also be no assurance that our cybersecurity program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and Confidential Information. Payments by Wix, for example, requires and is based on integrations with third-party vendors, service providers and payment gateways, and depends on the efficacy of secure transmission protocols and related technologies. There can be no assurance that the data security standards we have implemented, including for the collection and transmission of credit card and other payment information, or those of our third-party service providers, will adequately comply with the security standards of any jurisdiction in which we seek to market our solution.

Furthermore, like many online and other companies, we have experienced and may experience in the future cyberattacks and security incidents, as well as attempts by third parties to circumvent the security of our systems. We have experienced, and expect to continue to experience, attempts by hackers to penetrate our internal network and hosted servers. Hackers are increasingly using various tools and techniques, including leveraging technology, such as AI, to sophisticated tailored phishing attacks, social engineering, scraping, ransomware, computer malware, viruses, distributed denial-of-service (DDoS) attacks, a technique used by hackers to take an internet service offline by overloading its servers, and other exploitation of known and unknown vulnerabilities. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology systems, Confidential Information or business. Moreover, retaliatory acts by Russia in response to economic sanctions or other measures taken by the international community against Russia arising from the Russian military invasion of Ukraine could include an increased number or severity of cyberattacks from Russia or its allies. Similarly, as a result of the current war and hostilities between Israel and its neighboring countries and regions, we may be increasingly targeted by malicious actors seeking to sabotage our cyber environment. The scale of some of these attacks against us in the past has caused us and some of our registered user websites to experience intermittent downtime. Although to date none of these incidents has been material, there can be no assurance that any future attempts may not be material. In addition, risks of internal leaks from our employees or other insiders, whether due to human error or malice, or acts of sabotage, exist, and we may not have adequate internal controls to properly monitor and prevent such leaks. We may not be successful in identifying, blocking or otherwise preventing access to our systems or Confidential Information, despite our security measures. Since techniques used to obtain unauthorized access change frequently, including newer strains of malware, and ransomware, as well as attacks generated by bad actors supported by foreign governments, we may be unable to anticipate these techniques or to implement adequate preventative measures. Furthermore, given that attackers are increasingly using tools that circumvent controls and obfuscate forensic evidence, we may be unable to promptly detect, investigate, remediate or recover from a future attack or incident or avoid material adverse impact to our systems, Confidential Information or business.
Because we make extensive use of third-party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third-party systems can materially impact our operations and financial results. Additionally, our products and services are integrated with our customers’ systems and processes, and any circumvention or failure of our cybersecurity defenses or measures in relation to such systems and processes could compromise the confidentiality, integrity, and availability of our customers’ proprietary or other sensitive information. We also rely on outside parties to provide physical security for our facilities, including data centers, and any physical breach of security could result in unauthorized access or damage to our systems.

If our security measures are, or are perceived to be, breached, whether because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed, exploited or abused in any way, and as a result, an unauthorized party disrupts our operations, or accesses any of our Confidential Information, users’ data or the data of their users, or otherwise gains control of our platform, or if it is perceived that any unauthorized access has occurred (such as when users utilize weak passwords or their credentials are disclosed, stolen or lost), our brand may be negatively impacted, we may be unable to acquire new users, our relationships with our users may be damaged, our registered users may choose to discontinue their premium subscriptions, we could incur increased costs of incident responses, system restoration, remediation and compliance, or other liability and could be subject to regulatory investigations, fines and litigation (including class action lawsuits); any of which may negatively impact our business, operating results or financial performance, and/or result in a decline of our share price. Even if such a data breach affects a competitor and does not arise out of our actions or inactions, the resulting concern about using our platform could negatively affect our business.
We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of our systems and Confidential Information. Many jurisdictions have enacted laws requiring companies to notify individuals (and regulators) of data breaches or cybersecurity incidents involving certain types of Personal Information, and, in addition, our agreements with certain of our providers require us to notify them in the event of a security incident. More recently, the Network and Information Systems Directive II, or NIS2, came into force in January 2023, which builds on the original Network and Information Systems Directive, or NIS1, and aims to improve the cyber security and resilience capability of organizations that contribute towards critical national infrastructure by imposing obligations including cybersecurity risk management, incident reporting, management responsibilities and registration requirements on in-scope entities. EU Member States were required to adopt NIS2 into national law by October 17, 2024. Once fully in force, national laws implementing NIS2 may require us to modify our cybersecurity practices and policies and we could incur substantial costs as a result, and incur additional liabilities for non-compliance. These, and other mandatory disclosures, including SEC required disclosures, regarding a cybersecurity incident may lead to negative publicity and may cause our investors, registered users or providers to lose confidence in the effectiveness of our cybersecurity measures. We could be required to devote significant resources to investigate and address a security incident. Additionally, some jurisdictions, as well as our contracts with certain providers, require us to use industry-standard or reasonable measures to safeguard Confidential Information, and failure to comply with such safeguards and measures may cause harm to our operations. Following the introduction of Wix Payments, our integrated payment processing solution, and the increased storage of Confidential Information, a violation of data privacy or security laws or contractual clauses, many of which focus on financial and payment information, could lead to reputational harm, loss of business, legal action (including class action litigation) and/or regulatory inquiries, resulting in monetary liability, other penalties or other consequences that could negatively impact our reputation and adversely affect our operating results and financial condition.

If our data security measures fail to adequately protect Confidential Information, we could be liable to both our users and their users for any related losses (such as fraudulent credit card transactions), as well as certain of our providers under our contractual agreements, including fines and higher transaction fees. Additionally, we could face regulatory action or face litigation, and our users and providers could terminate or materially change their relationships with us, any of which could harm our business, results of operations or financial condition. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular data related claim. Our existing general liability insurance coverage and coverage for errors and omissions may not continue to be available on acceptable terms or at all in the future or may not be available in sufficient amounts to cover one or more large data related claims. The insurer may also exclude certain data related events from coverage, or deny coverage for any future data related claim. The successful assertion of one or more large data related claims against us that exceeds our available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

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
EU and UK
For countries that are part of the European Economic Area (EEA), we are subject to the General Data Protection Regulation, or GDPR, and in the United Kingdom to the UK General Data Protection Regulation, or UK GDPR, which include stringent obligations in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual. These regimes impose comprehensive data privacy compliance requirements, including detailed disclosures about how personal data is collected and processed, demonstration that appropriate legal bases are in place to justify data processing activities, compliance with rights for data subjects in regard to their personal data, ensuring appropriate safeguards are in place where personal data is transferred out of the EEA and the UK to certain jurisdictions, notification to data protection regulators (and in certain cases, affected individuals) of certain personal data breaches, requirements to include certain obligations in contracts, and compliance with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, trainings and audit procedures. The GDPR and UK GDPR also include significant penalties for failure to comply; among others, a fine up to €20 million/£17.5 million or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed under each regime. Since we are under the supervision of relevant data protection authorities in both the EEA and the UK, we may be fined under both the GDPR and UK GDPR for the same breach. Such penalties are in addition to any civil litigation claims (including class actions) for compensation or damages, and any orders to cease/change our processing of personal data or other enforcement orders, and reputational damage.
The GDPR and UK GDPR also regulate cross-border transfers of personal data out of the EEA and the UK, respectively. Recent legal developments in Europe, including decisions from the Court of Justice of the European Union and regulatory guidance from regulators in the EEA and UK, have created complexity and uncertainty regarding certain transfers. We transfer EEA and UK personal data to Israel, which benefits from an adequacy decision from the EEA and UK authorities; review and variation of existing adequacy decisions could require us to take additional steps to comply with GDPR and UK GDPR requirements for certain transfers. Non-compliance with laws on data transfers could lead us to suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, and the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.

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
In addition, in the United States at the state level, we are subject to a number of laws, including but not limited to the California Consumer Privacy Act (“CCPA”), which provides data privacy rights for California residents and imposes operational, privacy and security requirements on covered companies. The CCPA imposes fines, and creates a private right of action in relation to certain data security breaches. Following the enactment of the CCPA, comprehensive privacy statutes that share similarities with the CCPA have been enacted or proposed in numerous other states. Any failure or perceived failure by us to comply with these laws could result in proceedings or actions against us. All of these state laws and others that are being produced or enacted, may require us to modify our data practices and policies and to incur substantial costs, effort and expenses in order to comply. In addition, the enactment of these state laws could have potentially conflicting requirements that could make compliance challenging and costly.

Israel
In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority (“IPPA”). In this respect, material changes to the Data Security Regulations may require us to adjust our data protection and data security practices, information and other technical and organizational security measures, certain organizational procedures and supervisory roles. Failure to comply with the PPL, its regulations, and guidelines issued by the IPPA may expose us to administrative fines, enforcement actions, civil claims (including class actions), and in certain cases criminal liability, and compel us to take certain remedial actions to rectify any irregularities, which may increase our costs. Amendment 13 of the PPL, which will enter into effect in August 2025, will increase monetary sanctions significantly, that in certain cases may reach millions of NIS, for breaching the PPL and will expand the IPPA’s investigation and enforcement authority. The IPPA may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business
Complex laws relating to data privacy and security are often inconsistent and may be subject to amendment or re-interpretation and may be implemented in a non-uniform way in many jurisdictions around the world, and we may not be aware of every development that impacts our business. For instance, different data protection authorities in the EU have published guidelines regarding the correct usage of cookies and similar technologies; such guidelines are not always consistent in their interpretation and application of relevant laws. These different national guidelines relating to data privacy and security issues often contradict each other and are subject to change in the future. This may cause us to incur significant costs and expend significant effort to ensure compliance. Due to the accessibility of our services worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy or data protection laws even in jurisdictions where we have no local entity, employees or infrastructure. Where the local data privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data or the data of their users that we collect, process and/or store is only collected, processed and/or stored in accordance with applicable local law. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. We strive to comply with all applicable laws, regulations, policies and legal obligations, as well as with certain industry standards relating to data privacy and security. We have certain data privacy and security-related obligations to our registered users based on our privacy policy and terms of use, and we may be contractually liable to third parties in the event we are deemed to have wrongfully processed Personal Information. A failure by us or a third-party contractor providing services to us to comply with applicable data privacy and security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation (including class actions) and may subject us to reputational harm. This failure may be amplified as we continue to utilize and implement different types of technology, such as AI, and as we have become a more open platform.

These circumstances could force us to spend money in defense or settlement costs, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resources, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions. Government agencies and regulators have reviewed, are reviewing and will continue to review, the data privacy and data security practices of online internet companies, including their data privacy and data security policies and processes. The possible outcome of such reviews may result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in the degradation of our products, our business could be harmed. Governmental agencies may also request or take registered user data for national security or informational purposes, and can also make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.
Data privacy and protection laws and regulations could limit the use and adoption of our services, limit the user data we process for our marketing activities and adversely affect our business.
Data privacy laws which restrict our storage, use, processing, disclosure, and transfer of personal information may require us to maintain an online privacy policy and terms of use that disclose our practices regarding the collection, processing, and disclosure of personal information. This may cause our users to resist providing the personal information necessary to allow them to use our platform effectively and their users may also resist providing personal information to our users due to data privacy and security concerns and could lead to the loss of current or prospective users or other business relationships. Additionally, the GDPR, UK GDPR, the CCPA, new and expanding “Do Not Sell” requirements or regulations restricting the use of personal information for advertising, and other legal and regulatory changes are making it easier for individuals to opt-out of having their personal information collected through an opt-out button, and to choose whether or not to be tracked online, which could result in higher rates of opting out, requests for data deletion, or prevention of our online tracking which can impact our operation and decrease the demand for our products and services.
In Europe, while the Digital Markets Act (“DMA”) primarily applies to designated gatekeepers, it has potential implications for our business, particularly as those gatekeepers may serve as our vendors or partners in the areas of marketing and analytics. The DMA aims to foster a fairer and more competitive digital market by, among other things, restricting the ability of gatekeepers to track user activity across different websites and services. Measures taken by designated gatekeepers may reduce the effectiveness of targeted advertising, which could potentially impact our marketing efficiency and return on investment.
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
Any such intellectual property claims, regardless of merit, whether resulting in litigation or not, could result in substantial expense (in particular in cases where our liability is not contractually limited) and time spent, divert the attention of management, cause significant delays in introducing new solutions or services (including those that incorporate AI), materially disrupt the conduct of our business and have a material and adverse effect on our brand, reputation, business, financial condition and results of operations. As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements to obtain the right to use a third party’s intellectual property, stop selling or marketing some or all of our solutions or services or re-brand our solutions or services. Any licensing agreements, if required, may not be available to us on acceptable terms or at all. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result.
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
From time to time, we may discover that third parties, including our partners, are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and expensive, and we may therefore not always be aware of such unauthorized use or misappropriation, or have adequate resources to enforce our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as ours without infringing our intellectual property, our competitive position and results of operations could be harmed and our legal costs could increase.

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
We use open-source software in connection with our software development or software we purchase within the framework of an acquisition. In the past we have faced claims challenging the use of open-source software and/or compliance with open-source license terms, and we may be subject to such claims in the future. Some open-source licenses require users who distribute software containing open-source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. We cannot provide assurances that our internal policy that restricts certain open-source licenses ensures that open-source software is not used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source software license will be entirely effective at preventing the forced disclosure of our proprietary source code or the payment of damages for breach of contract. It is our view that generally there is no distribution of software in connection with the majority of our services, since no download and/or installation of software is necessary to use our services and our editing and design platform is accessible solely through the cloud, and therefore we would not need to make available all or part of our software. Part of our services, such as our mobile application for example, however, are considered a distribution of software. In addition, making Software-as-a-Service products available over a network is also deemed to be software distribution under certain open-source licenses. In those instances, if a specific open-source license requires it, we may be obligated to disclose part of our proprietary code. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.
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

•user data privacy and security issues;
•consumer protection risks, including those that may be applicable under the recently adopted FTC “Click-to-Cancel” rules that place disclosure and consent requirements on automatically renewing subscriptions, and require businesses to simplify the subscription cancellation process for consumers;
•competition laws, including the DMA;
•digital marketing aspects;
•taxation laws;
•our ability to automatically renew the premium subscriptions of our users;
•regulations relating to the use of AI;
•restrictions on the ability to make certain telephone calls or send text messages to mobile telephone numbers;
•cross-border e-commerce and online payments issues; and
•ease of accessibility by our users to our platform, including in connection with federal or state governments in the United States, or foreign government bodies or agencies, which have in the past adopted, and may in the future adopt, laws or regulations requiring platforms to enhance their accessibility, and which we may not be fully in compliance with.
We may also become subject to claims, lawsuits (including class action or individual lawsuits), government or regulatory investigations, inquiries or audits, and other proceedings. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, antitrust, alleged securities law violations and other matters. We expect the number of legal disputes may increase as we grow larger, as our business expands in scope and geographic reach, and as our platform and solutions increase in complexity, and we expect we will continue to face additional legal disputes. We also receive media attention, which could result in increased litigation or other legal or regulatory reviews and proceedings. The adoption of any new laws or regulations, or the application, enforcement, or interpretation of existing laws or regulations to the Internet, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business, subject our business to increased liability for non-compliance, subject us to class action lawsuits, or prevent us from delivering our services over the Internet or in specific jurisdictions, thereby materially harming our business and results of operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigation claims or legal proceedings could result in liability that, to the extent not covered by our insurance, could have an adverse effect on our business, financial condition, and results of operations.

The development and integration of AI into our offerings may present regulatory, legal, business, and financial risks, and result in reputational harm, liability, or other adverse consequences to our operations.
We use both internally and third-party developed AI technologies in our business, and are constantly working on expanding our AI capabilities, including through improvements to our existing AI technologies, as well as through development of new products and features.
The regulatory framework around the development and use of emerging AI technologies is rapidly evolving, and many federal, state and foreign government bodies and agencies have introduced, and are currently considering, additional laws and regulations related to the development and integration of AI, machine learning, large language models (LLMs), and additional emerging data technologies, including those designed to mitigate or control for bias and discrimination in the context of AI and machine learning. For example, in the United States, an executive order was issued by President Biden in October 2023 on the Safe, Secure and Trustworthy Development and Use of AI (the “Biden Executive Order”), emphasizing the need for transparency, accountability and fairness in the development and use of AI. However, the Trump administration has rescinded the Biden Executive Order and issued a new executive order that, among other things, requires certain agencies to develop and submit action plans to the President to “sustain and enhance America’s global AI dominance,” and to specifically review and, if possible, rescind rulemaking taken pursuant to the rescinded Biden Executive Order. The Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI technologies, or may implement new executive orders and/or other rule making relating to AI technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Legislation has also been promulgated on the state level. For example, the California Privacy Protection Agency is in the process of finalizing regulations under the CCPA regarding the use of automated decision making. California also enacted eighteen new laws in 2024 that further regulate the use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize AI technologies in the future. In Europe, the European Commission proposed a regulation seeking to establish a comprehensive, risk-based governance framework for AI in the EU market, the EU AI Act, which went into force on August 1, 2024 (and the majority of the substantive requirements will apply from August 2, 2026). The EU AI Act is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance. Applicable legal frameworks are ever-changing and inconsistent across jurisdictions, and we may incur additional expenses and costs associated with complying with such laws and regulations, as well as face heightened potential liability if we are unable to comply with these laws and regulations.

Moreover, the creation and use of such AI-generated content or use of content to generate AI or train AI models raises various questions relating to intellectual property ownership and rights which have not yet been fully addressed by regulations and courts, which may impact our or our users’ ability to commercialize such content and may expose us to litigation. We also have no assurance that our use of AI within our product offering, including through third-parties, will not limit our ability to benefit from regulatory safe harbors. We may be requested by our users to restrict or limit the use of their data for purposes of training AI models, which may affect our policies and development activities and may hinder our ability to engage with third-parties vendors or partners who may require that we allow them to access and utilize our users’ data for purposes of AI training.
In addition to the regulatory and legal uncertainties around the development and deployment of such technologies, there are other risks, challenges and possible unintended consequences, which could require extensive investment of resources to develop, test and maintain our services, including by developing appropriate protections and safeguards in order to minimize or remediate harmful impacts on our business and data privacy safeguards. The creation of content by the AI technologies we use may carry various risks, including content which might be factually inaccurate, incorrect or flawed, and might include bias, misrepresentations, offensive language and inappropriate statements. Our users, and their users, may rely on such content, and it could harm them, and consequently our reputation, operations and business. AI also presents emerging ethical and social concerns, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience harm to our brand, competitive harm and legal liability. Additionally, if any of our employees, contractors, vendors, or service providers use any third-party AI-powered software in connection with our business or the service they provide to us, it may lead to the inadvertent disclosure of our Confidential Information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or our Confidential Information, harming our competitive position and business. It is not possible to predict all of the risks related to the use of AI, and changes in laws, rules, directives and regulations governing AI may adversely affect our development, adoption, use, deployment and maintenance of AI or subject us to legal liability, regulatory action or brand and reputational harm.

Activities of registered users or the content of their websites could render us liable as a provider of online services, damage our reputation and brand, or harm our ability to expand and retain our base of registered users and premium subscriptions, which could adversely affect our business, financial condition and results of operations.
Certain jurisdictions, including the United States and certain European countries, among others, have adopted laws relating to the liability of providers of online services for activities of their users and other third parties, including with respect to defamation, threats or incitement to violence, sale or purchase of illegal goods, exploitation of minors and others, terrorist activities, invasion of privacy and other torts, copyright and trademark infringement such as the DSA, which governs, amongst other things, our potential liability for illegal conduct or content on our services and which may increase our compliance costs, require us to change our processes, operations and business practices and potentially subject us to significant fines if applied in a manner inconsistent with our practices and we are not able to achieve compliance. In particular, we may need to respond to content take-down requests by users and others, in a manner compliant with the specific requirements of the DSA. Certain actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or that are deemed to be infringing a third party’s intellectual property rights, or registered users acting under false or inauthentic identities or using our product to conduct illegal activities, could negatively affect our reputation and brand and impose liability on us. This particularly applies to our registered users who do not have premium subscriptions and who, therefore, maintain the “Wix” logo on their websites. Apart from monitoring selling activities of our users who elect to utilize our Wix Payments processing service and our attempts to scan and remove specific content such as content which may be deemed as child pornography or phishing patterns, we do not regularly monitor the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage. While we have adopted policies regarding illegal, infringing, or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities without our knowledge. The safeguards we have in place may not be sufficient to avoid liability on our part under applicable laws, including the EU Copyright Directive, the EU Directive on Electronic Commerce 2000/31 (“EU e-Commerce Directive”) and the DSA (which replaced the provisions of the EU e-Commerce Directive that currently govern the liability of providers of online services for the activities and content of their users), or avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use or use deemed to be an infringement of intellectual property rights was high profile, as this could adversely affect our ability to expand our registered user base, our business, and financial results.
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

At present, we do not require that our registered users, apart from those connected to Wix Payments, post on their websites, or require their users to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy. If our users do not post the appropriate documentation and policies on their websites and require their users’ consent to be bound by the terms of such documentation and policies, or should our users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communications Act of 1934, as amended by the Communications Decency Act (“CDA”), the EU Copyright Directive, the EU e-Commerce Directive or the DSA, then they may expose themselves to civil and criminal liability under applicable law, for example, where their users post information or content which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights, including as a result of output from AI tools, or, for example, where they or their suppliers fail to process Personal Information in accordance with applicable law. It is possible that we could also be subject to liability in such cases based on certain actions by our users.

Although these statutes and case law in the U.S. and elsewhere have generally shielded us from liability for user activities to date, court rulings in pending or future litigation or future regulatory or legislative amendments may narrow the scope of protection afforded to us under these laws, in particular given the uncertainty of copyright legislation with respect to content generated using AI. The CDA and the case law interpreting it generally provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on registrars’ servers unless they participate in creating or developing the content. The Stop Enabling Sex Traffickers Act (SESTA) and Allow States and Victims to Fight Online Sex Trafficking Act of 2017 (FOSTA), which became effective in April 2018, amend certain portions of the CDA, which may limit the immunity previously available to us under the CDA. In the U.S., there have also been, and continue to be, various congressional and executive efforts to remove or restrict the scope of the protections available under Section 230, and courts likewise could narrow the scope of existing liability protections. If such changes occur, our current protections from liability for third-party content in the United States could decrease or change, potentially resulting in increased liability for third-party content and higher litigation costs. Such amendments to or reinterpretations of Section 230 could require significant changes to our products, business practices or operations. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. In addition, comparable legislation in Europe or other jurisdictions may conflict with U.S. statutes and case law, and we may not be able to benefit from safe harbors afforded by applicable law and may, in certain cases, be deemed non-compliant. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position. Further, our indemnity from our registered users may also not be deemed valid in all jurisdictions or may not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause our registered users to abandon material aspects of our service. Any such adverse legal or regulatory developments could substantially harm our operating results and business.
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
•international regulatory or governing bodies, such as the International Telecommunications Union, a specialized agency of the United Nations, or the EU, may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation and oversight; and
•ICANN or any third-party registries may implement policy changes impacting or restricting our ability to operate as a domain name registrar.
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
In response to these developments, we discontinued our commercial activities in Russia and restricted Russia-based users from accessing our platform. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia, Belarus or other countries as the conflict, and any resulting government reactions, are beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impacts on the global economy and/or our business for an unknown period of time. Any of the above mentioned factors could affect our business, financial condition and results of operations.
Israeli Laws and Regulations
The Israeli Trading with the Enemy Ordinance — 1939, or the Ordinance, prohibits any Israeli person from trading with enemy countries or with the residents of enemy countries. The Israeli Ministry of Finance, which is responsible for implementing the Ordinance, has currently determined enemy countries to be Iran, Lebanon and Syria (as well as Iraq which is temporarily exempt from the list), or Israeli Sanctioned Countries. The Ordinance was enacted in 1939 and does not expressly address online services. We therefore cannot state with certainty if or how the provisions of the Ordinance apply to the type of services that we provide.
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

The application of indirect taxes, other tax laws or regulations could adversely affect our business and results of operations
The application of indirect taxes, such as sales tax, use tax, value-added tax, gross receipts tax, and digital services tax, to our business is an evolving issue that requires ongoing judgment to evaluate our applicable tax obligations. U.S. states are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet. We and our subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our subsidiaries give rise to a nexus. We and our subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sales/use taxes. Further, if a state tax authority asserts that distribution of our products or services is subject to such sales/use taxes, our premium subscribers could also be subject to sales/use taxes, including towards their users, which may decrease the likelihood that such registered users would purchase or continue to renew their premium subscriptions and purchase business solutions. Additionally, sales of our solutions subject to value-added tax, or VAT, at the applicable rate in each jurisdiction worldwide, may increase and cause either our prices to increase or our bookings and revenue to decline. Tax collection responsibility and the additional costs associated with indirect tax collection, remittance, and audit requirements, in addition to reporting requirements, could create additional tax exposure for us and additional burdens for our users. New obligations to collect or pay taxes of any kind could substantially increase our cost of doing business.
Changes in tax laws could adversely affect our tax position and financial results.
New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Inflation Reduction Act, which was enacted in the United States in 2022, introduced a 15% corporate minimum tax on certain U.S. corporations and a 1% excise tax on certain stock redemptions by U.S. corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain U.S. affiliates. Further, the U.S. government may continue to enact significant changes to the U.S. federal income taxation of business entities including, among others, the imposition of minimum taxes or surtaxes on certain types of income. For example, the Trump administration and the United States House of Representatives have proposed the imposition of increased United States federal income taxes on U.S. source income earned by non-United States persons resident in jurisdictions imposing certain types of taxes on United States persons. The likelihood of these or other changes being enacted or implemented is unclear. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes or the related uncertainty have a negative impact on us, our suppliers or our consumers, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities, including the country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two pillars. Pillar One focused on the profit allocation of large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two Global Anti-Base Erosion (GloBE) is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). As of 2024, GloBE rules have been enacted (the legislation entered into force on the financial year beginning January 1, 2024) in certain jurisdictions in which we operate through local entities. While we do not currently anticipate GLoBE to cause us to incur a material tax liability in 2024 and 2025, we are monitoring developments from the OECD, governmental bodies, such as the EU, and tax authorities in the jurisdictions in which we operate, to evaluate the impact of changing global tax laws. Given these developments, it is generally expected that we will be subject to higher tax reporting requirements, which may adversely affect our effective tax rate or result in higher cash tax liabilities.
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
We are also subject to the regular examination of our income tax returns by the Israeli Tax Authority, the U.S. Internal Revenue Service and other tax authorities in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing, IP structure, determine that we have a permanent establishment in foreign jurisdictions, or other matters and assess additional taxes. While we regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes from these regular examinations will not have a material adverse effect on our results of operations and cash flow. Further, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. The final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flow in the period or periods for which a determination is made.

Due to the global nature of our business, we could be adversely affected by violations of anti-corruption, anti -bribery, and anti-money laundering laws.
Due to our global business, we may be subject to various anti-corruption, anti-bribery, and anti-money laundering laws. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the UK Bribery Act 2010, or UK Bribery Act, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law—2000 and similar anti-fraud, anti-money-laundering and anti-bribery laws in other jurisdictions generally prohibit companies, their employees, and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business, and from otherwise being involved in receiving and/or transferring the proceeds of criminal activities. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption, and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and provide our services to users around the world, which geographically stretches our compliance obligations. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees, including those engaged in sales activities, agents, partners, or third-party representatives will not engage in prohibited conduct and render us responsible under the FCPA, the UK Bribery Act or any similar anti-bribery laws in other jurisdictions, or that we have the proper training and awareness measures for such employees. If we are found to be in violation of the FCPA, the UK Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, agents, partners, or third-party representatives or due to the acts or inadvertence of others), we could be faced with whistleblower complaints, suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.
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

The FTC recently adopted new “Click-to-Cancel” rules that require, among other things, businesses to make certain disclosures relating to automatically renewing subscriptions and simplify the subscription cancellation process for consumers. In addition, compliance with other consumer protection laws and regulations such as the Federal Restore Online Shoppers Confidence Act of 2010, or ROSCA, addressing disclosure requirements for subscription auto-renewals, refund policies and our terms of use, could increase our costs of doing business, could decrease customer satisfaction by reducing opportunities for us to engage in tailored retention efforts, subject our business to increased liability for non-compliance, and could materially harm our business and results of operations. We may also potentially be subject to further legal exposure in the event our users are non-compliant with any of the above laws, regulations and any regulatory and industry standards with respect to their users.
Risks Related to Our Ordinary Shares
Our share price may be volatile, and you may lose all or part of your investment.
Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and have subsequently traded as high as $362.07 per share and as low as $14.28 per share through March 21, 2025. From January 1, 2024 through March 14, 2025, our ordinary shares traded as high as $247.11 per share and as low as $114.18 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:
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
•changes in the estimation of the future size and growth rate of our markets; and

•general economic and market conditions or other global circumstances beyond our control, such as elevated inflation, interest rates, changes in international trade policies, instability of banking systems, the wars and hostilities between Israel and its neighboring countries and regions, and between Ukraine and Russia.
In addition, the stock markets have experienced and may continue to experience extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.
Our failure to meet our financial guidance or any component thereof in any given quarter or year may result in a decline in the market price of our ordinary shares.
We may release guidance in our quarterly earnings conference calls, quarterly earnings releases, analyst days or otherwise, based on predictions by management, which are necessarily speculative in nature. Our guidance, which may be multi-year in nature, may vary materially from actual results for a variety of reasons.
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
In July 2024, our board of directors authorized a repurchase program under which up to a total of $200 million is available to purchase our ordinary shares and/or Convertible Notes. As of January 21, 2025, we completed the entirety of the $200 million repurchase amount. Subsequently, our board of directors approved, on February 26, 2025, a new repurchase program under which up to a total of $200 million is available to purchase our ordinary shares and/or Convertible Notes. The specific timing and amount of repurchases under the repurchase program, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other acquisition or investment opportunities. In addition, our ability to repurchase may be limited by law, action by creditors, regulatory authority or agreements with third parties.

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
If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. This includes sales by our two largest shareholders who, as of February 28, 2025, beneficially owned approximately 15.3% of our ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public market by us or these shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.
As of February 28, 2025, 6,725,915 ordinary shares are subject to outstanding options, performance share units (“PSUs”), and restricted share units (“RSUs”), awards granted to employees, office holders, and other service providers under our share incentive plans, of which 2,956,168 are ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.
Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.
In recent years, U.S. and non-U.S. companies listed on securities exchanges in the United States have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to any action of this type by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our long-term and short-term strategic plans. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties arising from such actions of activist shareholders also could affect our brand, reputation, and the price of our securities.

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
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2024, and we do not expect to be treated as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in Item 10.E. below) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its own tax advisor as to the potential effects of the PFIC rules. See Item 10.E. “Additional Information—Taxation—United States Federal Income Tax Considerations.”
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
On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas, and a military campaign against Hamas commenced in parallel to continued rocket and terror attacks by Hamas. Following the attacks by Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations, also launched attacks against Israel. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although from time to time ceasefire agreements have and may in the future be reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.
The intensity and duration of Israel’s current war and hostilities against Hamas, Hezbollah, Iran, and other neighboring countries and regions is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations.

In the event that the situation escalates into an even greater regional conflict or our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to provide services could be materially and adversely affected. Our commercial insurance does not cover direct losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.
Since the war and hostilities with Israel and its neighboring countries and regions began on October 7, 2023, the Israel Defense Force (IDF) has called up several hundred thousand of its reserve forces to serve. Certain of our employees (including key employees) and/or their family members were called to active military reserve duty. The ongoing war and possibility of escalation may require a significant number of our Israeli employees to serve in active reserve duty, and as a result, our operations could be disrupted for extended periods of time. The absence of our employees due to their military service in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.
The intensity and duration of Israel’s current war and broader regional conflict is difficult to predict, as well as such war’s economic implications on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve an additional downgrade in Israel’s credit rating by rating agencies, which may have a material adverse effect on our company and its ability to effectively conduct its operations.
The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, states, activists, and organizations to boycott Israeli goods, services and academic research, restrict business with Israel, or divest from Israeli companies. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact our business operations.
Additionally, a number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase, including as a result of the war with Hamas and Hezbollah which may further agitate the current hostilities. These restrictions may significantly limit our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies. We may also continue to be targeted by cyber-terrorists because of being an Israeli company.

Finally, the current Israeli government has recently pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, have indicated that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, volatility in the securities market, decrease in foreign investors’ willingness to invest in Israel and generally lead to a deterioration of Israel’s international standing in the global capital markets as a vibrant democracy. Such proposed changes may also lead to political instability and civil unrest. To date, these initiatives have not become effective, and their scope has not been fully determined. However, if these initiatives are reinstated, and any of the foregoing risks were to materialize, it may have an adverse effect on our business, results of operations and ability to raise additional funds, if deemed necessary by our management and board of directors.
The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
The Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law, was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73. In 2023, we did not utilize the tax benefits under the Investment Law, as we had carry-forward losses for Israeli tax purposes. In 2024, we generated taxable income in Israel, and we expect to be eligible for benefits as a “Preferred Technological Enterprise”. In order to be eligible for the tax benefits for “Preferred Technological Enterprises,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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
Principal Capital Expenditures
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024, and for those currently in progress, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.    Business Overview
We are a leading global cloud-based web development platform for millions of registered users and creators worldwide. Wix was founded on the belief that the Internet should be accessible to everyone and with the mission to enable anyone to express themselves online and for businesses and organizations to take their businesses, brands and workflows online to create and manage a fully integrated and dynamic digital presence. As of December 31, 2024, we empower approximately 282.4 million registered users worldwide who began the website building process with us. We have developed a software-driven solution to web development and management that provides a complete and powerful cloud-based platform of products and services, including an industry-leading suite of AI-powered web creation tools. We offer our solutions through a freemium SaaS business model (free and premium services), and as of December 31, 2024, we had approximately 6.2 million premium subscriptions. We also promote our services and solutions through our partners.
Our platform consists of two web creation products, with a different purpose or primary audience: Wix Editor, intended for full website creation targeted at users with basic, average or above average technological skills, and Wix Studio, intended for advanced users such as design agencies and professionals.
The Wix Editor is a drag-and-drop visual development and website editing environment complete with high quality templates, graphics, image galleries and fonts. With our platform, Wix registered users can create and manage a professional quality digital presence tailored to their business and brand’s specific look and feel and that is accessible across all major browsers and the most widely used desktop, tablet and mobile devices. Relaunched in July 2022, the current Wix Editor is a combination of our legacy Wix ADI and Wix Editor offerings and better personalizes the web creation process for each user’s intent, enhanced by AI technology.
Introduced in August 2023, Wix Studio is a unified website and application development platform that enables the creation of advanced websites at scale. Wix Studio offers powerful design and layout capabilities for complete design control, multi-site workflow management and other advanced capabilities, including a robust code environment with Wix online VS Code-based IDE and customizable applications. These features combined with tailored AI technology, including responsive design AI and an AI-powered code assistant, enable professionals and agencies to complete complex projects faster and more efficiently. Additionally, design professionals can easily transform their Figma designs into dynamic Wix websites with a Figma to Wix Studio plug-in launched in June 2024. Wix Studio represents an evolution from our previous professional level design product, Editor X, which was sunset in 2024.

Through these two web creation products, users have access to our industry-leading suite of AI-powered web creation tools. Leveraging third-party models from OpenAI and others as well as Wix’s own proprietary algorithms, we offer a large and growing set of AI capabilities to simplify and improve the user experience. These tools include our AI Website Builder, a pioneer website generator that creates a ready-to-publish website, integrated with relevant business applications, from a short conversational AI chat with users; AI Text Creator, which creates customizable AI-generated text and professional website content; AI Image Creator, a text to image generator; AI Logo Maker, which allows users to generate and print a customizable, high-resolution logo in minutes using AI; Alternative Layouts, which provides users the ability to redesign parts of their website and change section layouts with a single click; AI-powered visual sitemap and wireframe generator, which creates a tailored sitemap structure and/or bespoke wireframe from the Studio user’s inputted project details; AI Site-Chat, a virtual agent for the customers of our users; and dozens of AI business assistants that address a variety of specific user cases, such as creating a pay link, setting permissions and Q&A, among many other AI-enabled capabilities.
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

Use of dynamic web content and services for high-level customer engagement is becoming increasingly prolific. However, building this presence is becoming more challenging for businesses, organizations, and professionals due to costs, time constraints, lack of skills and language barriers. The complexities of web creation and focus on design needs also create challenges for professionals who build web content, such as our partners. We believe there is a significant opportunity to provide an elegant cost-effective solution that caters to the accelerating demands of anyone who needs to create a dynamic, professional digital presence or application. Further, we also believe that there is a significant opportunity to provide solutions that help bring efficiencies to web development and further help businesses manage operations and grow online through vertical Enterprise Resource Planning (ERP), marketing, mobile, customer management and communication products and tools.
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

Velo by Wix
Velo by Wix is a powerful no code/low code development platform that allows users to extend the functionality of their online presence. With Velo, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. This product combines our creation products — Wix Editor and Wix Studio — with a powerful set of development capabilities. Starting with our creation products, users can design a front end (client-side), then employ Velo developer tools to add advanced functionality and capabilities to the back end. Velo includes features that are built into the platform and do not require code for their implementation. Velo enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, CMSs, plugins, CDNs and other third-party products. Velo provides an all-in-one platform, hosted on the Wix cloud, that allows users to spend their time on creation, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.
In 2022, we announced an integration with Git and Github. The Git integration enables developers to create and manage sites as a team, use any integrated development environment (“IDE”), integrate with CI/CD workflows and incorporate automated testing and verification tools. The Wix Git integration allows developers to work within a more stable and standard environment and provides more transparency to better mitigate problems.
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
The Wix App Market offers our registered users a large variety of free and paid web applications for building, growing, and managing their businesses. The web applications available in the App Market, which are developed by us, or by third-party developers, meet many of our users’ business needs in marketing, support, bookings, accounting, design, social and media apps, and more.
Wix Marketplace brings together our users, who are seeking help in creating and managing a website, and our users who are talented web designers or agencies and who can help the former to build and operate a website that fits their needs and brings their vision to life. Users can search through hundreds of talented professionals filtered by different criteria such as price, required professional service, and location, and explore their portfolios to find the pro who best meets their needs. In 2024, we introduced the ability for users to sell Wix Studio templates. By expanding the Wix Marketplace to include template sales, we are proactively fostering a thriving ecosystem for creativity and innovation.

Our native mobile applications are available in iOS and Android. The Wix App allows users to fully manage their websites and Wix operating systems on the go and run their businesses, wherever they are, in real time. It is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. We also offer Spaces by Wix, a dedicated mobile app that serves as an interface between the site owner and their customers. Spaces by Wix serves as a mobile native business front for buying products, ordering services, registering to attend events and more. Customers use Spaces by Wix to communicate with the business owner or between themselves as a community. Both apps are available for download for free in the Apple App Store and Google Play. In conjunction with the launch of Wix Studio, our cornerstone web and application development platform for professionals, we introduced the Wix Studio App in 2023. The Wix Studio mobile app allows agencies building on Wix Studio to manage all of their sites, projects, and clients on the go.
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
We have a global department of Customer Care teams that are located across the United States (primarily in Cedar Rapids, Iowa as well as in San Francisco and Miami) and EMEA (Kyiv, Krakow, Warsaw, Tel Aviv, and Dublin). In addition, we partner with multiple offshore Business Process Outsourcing (BPO) teams in order to provide 24/7 coverage and ongoing support for most of our markets. We provide customized care in 12 languages.
Our Customer Care solution enables our experts to retrieve user details, see all previous interactions with Customer Care, and access useful information that can help resolve our users’ issues and assist them in achieving their online business goals.
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

Paid Products and Services
Premium Subscriptions
Our premium subscriptions are purchased by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, photography, tourism, beauty, sports, food services, property management or publishing. Premium subscriptions may also be purchased by creators such as our partners that, in some cases, are engaged by their customers to build web content.
Our premium subscriptions offer all of the features of our creation products, use of the full suite of AI tools, Velo by Wix, and our other complementary products and services. Our premium subscriptions also include top-requested business tools, such as social posts, promotional videos and invoice management. Premium subscriptions also include the ability to connect a custom domain name, which can be purchased and managed directly through the Wix platform or a third party, the removal of Wix branded ads on the site, and certain subscription packages provide the option to obtain custom reports generated through Wix Analytics. Certain premium subscribers also benefit from priority level customer care.
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
Wix Payments allows users to set up and accept payments, in an automated and instant onboarding process made entirely within the Wix platform. Wix Payments also includes a dashboard to view the history of online and in-person transactions, from sales to payouts, in a single place, solving a significant challenge with doing business online. Many types of businesses, including e-commerce retailers, service providers, musicians, photographers, hotels, restaurants, and many more are able to take advantage of the efficiency provided by Wix Payments. Wix Payments is currently active in Brazil, the U.S., Canada, the UK, and several European countries.
Email Marketing Subscriptions
In January 2023, we introduced stand-alone packages of email marketing features to help users engage with their audience, convert leads and boost traffic.
Users can purchase email marketing packages on a monthly, yearly, or multi-year subscription basis, and can choose between various price points based on the number of required emails sent per month. We also offer a free base package of limited email marketing capabilities.

Paid Ad Campaigns
An integrated marketing tool that allows businesses to run dynamic online ad campaigns that reach customers they want to target on online ad platforms such as Facebook and Google.
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
Google Workspace
We sell Google’s Google Workspace application as an integrated solution, which allows our users to create a personalized Gmail email address using their Wix-connected domain name, to enable them to send professional emails from their business address, create group mailing lists for sales, support, email marketing and more, and access other related features through their Wix’s site management dashboard. From the beginning of 2025, users will have access to Gemini and NotebookLM to automate certain tasks using AI, including writing emails and search engine optimization (“SEO”) keyword research.
Wix POS
As part of our extended commerce offering, we offer to users who utilize Wix Payments, Wix POS, an end-to-end omnichannel solution unifying online and in-person sales directly from the Wix platform. With Wix POS, users who have an online store and a physical shop are able to manage their business easily while having a single product catalog, one inventory channel and a unified sales history.
Gift Cards
We began providing our Stores and Bookings users a fully native solution to manage gift cards and customer re-engagement activities. Gift cards can be used by brands and businesses to attract new customers, increase purchase frequency and retain existing customers.

Branded App by Wix
We offer a native mobile app builder that provides users with the ability to create and customize their own tailor-made application without a single line of code. In 2024, we launched an AI chat experience for our mobile app builder for global users in English. Through a conversational AI chat experience with the user to understand intent and goals, our AI technology generates a fully branded and customizable mobile app for the desired business.
Wix Commerce Solutions
We offer a robust and comprehensive commerce platform for all types of business owners. As each business segment faces a unique set of challenges, we developed a commerce platform on top of which we offer tailored products and solutions to address specific business needs. This strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions that offer commerce functionality include Wix Stores, Wix Bookings, Wix Restaurants, Wix Events, Wix Fitness, Wix Hotels, Wix Music, Wix Showcase, Wix Video, Wix Blog, Wix Forum, Wix Proposals, and Wix Donations. We intend to continue introducing additional solutions, once we are able to identify a need for such solutions, that are tailored to specific businesses.
Wix Stores
Wix Stores is our e-commerce platform that offers merchants professional tools and services to establish, design, manage and grow their e-commerce business. The platform allows merchants to sell their products across various channels, including online stores, native mobile apps, physical point-of sale, external e-commerce marketplaces, and social media platforms. Wix Stores enables merchants to manage their e-commerce operations from end-to-end, covering activities such as sourcing products, managing inventory, accepting payments, fulfilling and shipping orders, and obtaining detailed analytics and reporting. Additionally, merchants can leverage a wide-spectrum of marketing and e-commerce tools to increase traffic, enhance customer engagement, boost sales, and grow their business. Wix also partners with Global-e Online Ltd. to offer Wix merchants an advanced international cross-border selling solution, including multi-currency selling and localized checkout experience. The platform also includes numerous other integrated third-party-apps, and is built to be extended by both developers and merchants to further customize the solutions and create unique e-commerce experiences at scale.
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

Wix Restaurants
Wix Restaurants provides various solutions for restaurateurs, including Wix Restaurants Menus and Wix Restaurants Reservations. Wix Restaurants Menus enables restaurateurs to easily create a menu on their Wix website, using professionally created layouts offered on our site. Wix Restaurants Orders is an online ordering solution for restaurateurs enabling them to receive takeout and delivery orders through their desktop and mobile Wix websites and to consequently grow their business and maintain a direct relationship with their customers. Wix Restaurants Reservations allows restaurant owners to take online table reservations from their restaurant site and confirm and manage reservations via their Wix dashboard.
Wix Events
Wix Events is an application which enables users to create and manage their events on both desktop and mobile. Users can create their venue map, send invites, collect RSVPs, sell tickets and manage a guest list. Wix Events provides ready-made reports to track event sales to registrations. It can be used for conferences, meetups, concerts, shows, weddings, parties, and more. Users can use Wix Events to promote their events on social media and use third-party integrations for virtual events. We charge a ticket service fee from our Wix Events users on a sales of tickets sold through Wix Events.
Wix Fitness
Wix Fitness enables fitness instructors and studio owners to manage each aspect of their businesses from their website and the Wix Fit App. Fitness professionals can create a website using newly designed templates and customize the Wix Fit App, manage their calendars and classes, allow their customers to book classes, connect with their community, stream and sell videos, take payments and obtain analytics to help grow their business. Wix Fitness offers bookings, subscriptions, e-commerce including coupons, SEO, and email marketing, as well as a chat interface that allows for real-time interactions with customers.
Wix Hotels
Wix Hotels, powered by HotelRunner, is a full suite of professional tools for every touchpoint needed to launch, manage, and grow a hospitality business and maximize revenue. Wix Hotels offers a comprehensive booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals, making it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place and accept and manage bookings that come through many online travel agencies and marketplaces.
Wix Music
Wix Music is a comprehensive solution for musicians and entertainers that includes a music player, an easy-to-use digital asset management system, concert promotion and ticketing, fan management and communication tools and a range of specifically designed music website templates.

Wix Showcase
Wix Showcase is a comprehensive solution for maintaining media online, from both desktop and mobile, comprised of (i) Wix Portfolio (ii) Wix Pro Gallery, and (iii) Wix Photo Albums. Our Wix Portfolio offering enables users to easily create professional online portfolios. Students and professionals in the arts, entertainment, science and technology, fashion, architecture and building and other industries can display their work online with uniquely designed and customizable layouts for project collections of all sizes.
The Wix Pro Gallery provides designer-class tools to manage and showcase media online. From customizable layouts and professional settings to pixel perfect display controls, Wix Photo Albums gives users beautiful stand-alone albums for their client’s photos. Each album can be personalized with branding and shared directly with clients.
Wix Video
Wix Video allows our users to showcase, promote and sell videos on their Wix website. Users can create their own video channels, upload and stream videos in the highest quality, or easily add videos from YouTube, Vimeo and Facebook. Wix Video allows users to live stream and charge access for live events from desktop. Additional features include selling video downloads, customizable interactive cards placed on top of the videos, automatic sites for vloggers via Wix Editor and direct syndication of videos to YouTube and Facebook.
Wix Blog and Wix Forms
Wix Blog enables users to easily create a blog and grow an online community. Users can choose from several beautiful layouts with built-in social features. Readers can join the blog, create member profiles, follow posts, and comment with images and videos. In addition, users have the option to set up a paywall and charge for access to select content. In 2024, we announced a suite of AI-powered tools that suggest relevant topic ideas for blogs and generate the content and images for a user’s target audience, quickly turning ideas into engaging, near-ready articles.
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

Wix Proposals
    Wix Proposals, powered by Prospero, is a comprehensive solution for managing long-term contractual or financial engagements. By using Wix Proposals, business owners can seamlessly create, customize, and finalize proposals tailored to their unique needs as well as work more efficiently with automated invoices. Prospero's proposal templates are seamlessly integrated with Wix's business management tools, providing users with a powerful and versatile proposal creation and management experience.
Wix Donations
    Wix Donations enables nonprofits and fundraisers worldwide to easily establish an online presence, collect donations, attract donors, and manage their entire operation right from the Wix platform.
Artificial Intelligence AI
We offer a comprehensive suite of AI- and genAI-powered web creation and business enablement tools, which are available to all of our users. Wix Artificial Design Intelligence (“ADI”), launched in 2016, was a first of its kind AI-based site creation platform. We have since developed and launched multiple products and solutions leveraging AI technology. We deploy hundreds of AI and genAI models on our platform, both leveraging third-party models from OpenAI and other partners as well as our own proprietary algorithms. Harnessing AI technology simplifies the user experience and streamlines the website building process, allowing businesses to move online more quickly and easily. We also deploy AI models to improve our internal workflows and development velocity.
We have a large suite of AI-powered tools and features for web design, eCommerce, online marketing and advertising, and analytics.
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
Wix AI Text Creator
The AI Text Creator is designed specifically for website creation. Upon a user entering inputs about the desired text, the AI Text Creator creates custom content ranging from a catchy title to a product description of an eCommerce product listed on the website and other detailed text that is precisely formulated for the website.

Business Launcher
In the beginning of 2025, we announced the launch of the Business Launcher, an AI-powered tool that helps users create new business initiatives from concept to execution. The Business Launcher guides users through various steps of starting a new business, offering personalized ideas, actionable plans, and essential tools to create a website and launch a business.
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
AI Visual Sitemap and Wireframe Generator
Wix Studio’s AI-powered Visual Sitemap and Wireframe Generator creates tailored sitemap structures and bespoke wireframes with pages, sections, and relevant business applications from the user’s inputted project details. Once generated and further refined as needed, users can export the visual sitemap and share with clients for proposals, and access the Studio editor to edit and design the wireframes, pre-injected with content suggestions.
Auto Background Removal and Auto Enhance
The Auto Background Removal and Auto Enhance tools allow users to refine photos and upgrade the quality of their photos to match the look and feel of a website more seamlessly.
AI Theme Assistant
Through a conversational chat embedded directly within the Wix Editor, the AI Theme Assistant provides personalized guidance and real-time suggestions for the design theme of a website.
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
AI for Google Ads
The AI for Google Ads is an added layer of AI for Google Ads streamlines campaign creation with a single click. Users can quickly generate high-quality, effective titles and descriptions that align with relevant keyword themes and geographical locations, based on the campaign’s brief.
AI Portfolio Creator
Wix’s Portfolio Creator allows users to easily bulk upload media and organize them into collections for their online portfolio. Using AI image clustering technology, Wix will swiftly group images and suggest titles and descriptions for each project.
Product Recommendations
The Product Recommendations tool enables eCommerce users to proactively predict their customers’ needs and suggest relevant items based on customer history, improving business success.
AI Site-Chat
Wix’s AI Site-Chat serves as a virtual agent for the customers of our users. AI Site-Chat enables businesses to connect with visitors 24/7, answer their questions, and provide relevant information in real time, even when business owners are not available. Our AI Site-Chat is designed to detect the intent behind every query, then use live data from your website, support database and other internal resources to make precise recommendations.
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
We market our solutions and applications to businesses, organizations, and professionals, including entrepreneurs and freelancers, as well as through partners. We are able to attract a high volume of registered users, including those that purchase premium subscriptions, by offering free solutions and services, as well as upgrades and additional features and solutions that are offered under our premium subscriptions.

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
We believe that our branding efforts have accounted for a significant portion of users who come directly to our website, through typing our URL directly into their browsers, or through searching for “Wix” or a term related to the establishment of a digital presence. We believe that these users are also attracted due to referrals from other users, and via word-of-mouth regarding our products and services. Our marketing acquisition strategy benefits from the brand we have built as a leading web development and design platform for businesses, organizations, professionals, and individuals and also benefits from our use of A/B testing on our website, a marketing approach that aims to identify changes to our website, which may increase or maximize user interest and acquisition. Our Design Studio and product development teams change the layout of our website and product interface from time to time, and engage in A/B testing to determine which layouts and graphics are the most successful in maximizing user acquisition.
Our marketing approach focuses on higher-intent users. In doing so, we significantly reduce investment in acquisition marketing, which has meaningfully improved return on these investments until today, while new user cohort bookings increased. We believe the driver of this success is the strength of our brand and further believe that our investments in building a global, scaled brand since our inception have made Wix synonymous with relevant general keywords on the internet.
Our marketing expenditures directed to advertising were $175.6 million in 2024, $142.8 million in 2023 and $224.3 million in 2022. Our marketing expenditures are primarily directed toward search engine advertising, advertising on social networks, video advertising and traditional media advertising.
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
Business to Business Sales and Marketing
We have enhanced our sales efforts to attract partners, including to large and enterprise-level users, and to those who sell premium subscriptions and additional business solutions to their customers at scale. We have established dedicated sales, marketing, and customer success teams to facilitate the use of our services by these partners.
User Retention
Once we attract visitors to our website, our preliminary goal is to register them as registered users. Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site. These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our in-person merchandise and at our community events. We constantly seek to generate premium subscriptions from our registered users and to maximize our revenue from such subscriptions by offering them enhanced functionalities through business solutions. Registered users who purchase premium subscriptions gain access to additional features based on the subscription they choose, which may include Wix ad removal, domain connectivity, e-commerce and payment solutions. We offer a 14-day refund to introduce registered users to these additional products and solutions. Registered users can choose between monthly, yearly or multi-year premium subscriptions, and, as of December 31, 2024, 84% of our premium subscriptions were for a one-year period or more and 16% were monthly. We seek to increase the number of premium yearly and multi-year subscriptions by offering promotions and discounts on these subscriptions. We also send emails to our yearly and multi-year premium subscribers, reminding them that their subscriptions are about to renew, as well as other discounts on products and services to maximize our revenue from such premium subscriptions. We seek to retain premium subscriptions by offering upgrades for our premium products, business solutions, and free and paid applications in our App Market.
We further retain premium subscriptions by developing relationships with subscribing users through our Customer Care team, with which we address our users’ technological needs and concerns. Through our Customer Care operations, we help our users with premium subscriptions to discover additional business solutions to enhance their subscription and, as a result, their engagement in our platform. We seek to maintain goodwill with all of our registered users, and retain them as registered users, even if they do not choose to subscribe to, renew or enhance their premium subscriptions.
We further expect to retain premium subscriptions and maximize our revenue from our partners by providing improved support, account management and additional business solutions to them, as well as back-office functionality required by our partners.

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
Wix Cloud
We use a flexible hybrid cloud, comprised of both cloud-based storage and data centers, to host our products and our applications, and the websites that our registered users create. We rely on collocated servers, cloud service providers and other third-party hardware and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East coast and the other located on the West coast, each of which is capable of running individually, and we have additional CDN providers worldwide and a hosting data center in Europe to improve our performance and provide backup in case of failure of our primary data centers. The vast majority of our data is located in our primary data centers in the United States hosted by Amazon Web Services by Amazon.com, Inc. and Google, Inc., as well as by additional providers as required or for specific purposes, and we also use cloud storage from Google, Inc. and Amazon.com, Inc. Our network equipment is stored in data centers leased from Equinix, Inc, and connected to cloud storage providers such as Google, Inc. and Amazon.com. To date, we have not experienced any material outages or service interruptions. This highly scalable multi-tenant technology infrastructure enables us to serve all of our users simultaneously and consistently, and scales based on overall traffic and capacity. As a result, our platform is not affected or slowed down by growth in the number of users whose data is stored in our cloud. Our cloud technology is also capable of full resource sharing, meaning that our registered users can access information via their individual website database easily over the Internet without the need for manual download, with content delivery provided by international cloud delivery network vendors. To further reduce the possibility that data of our registered users will be lost, and that our platform will not experience material downtime, we also use Google and Amazon cloud services as well as additional providers, to back up our users’ data. We apply industry standard data security measures to protect against potential vulnerabilities in our technology.
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
Our editors include the Wix Editor’s Smart Layout technology that offers both functionality and customization. Our technology provides for dynamic layout and content, meaning that no one component box on a registered user’s website is static or incapable of being moved to other areas of the user’s page. Component boxes added to our registered users’ websites identify the user’s site structure and automatically adapt to the size and style of other component boxes within the site. These capabilities allow the registered user full control over the layout of their website, allowing the user to create a design-rich, professional website. Through Wix Studio, which offers advanced design and layout capabilities, we allow users and design professionals, through its wide, flexible canvas, to use modern CSS technologies to accurately scale proportionally elements at every viewpoint. Additionally, the Alternative Layout tool provided under our suite of AI technology gives users the ability to redesign the composition of their website in a single click.
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

Research and Development
As of December 31, 2024, we had 2,428 employees and contractors focused on research and development. Our research and development team, which also includes our design team and our quality assurance team, is comprised of individuals with experience in web development, AI technologies, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel. We also engage teams of developers in Beer-Sheva, Israel, Lithuania, Germany, the U.S., UK, Poland, Ireland, Brazil, the Netherlands Japan, Australia, Canada, Mexico, and Ukraine to benefit from the significant pool of talent that is more readily available in those markets. Our research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions, including AI.
Our research and development spending was $495.3 million in 2024, $481.3 million in 2023 and $482.9 million in 2022. We invest in research and development to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base. Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ and our partners’ needs and often arise out of their suggestions or new technological advancements such as AI, and improving the performance, quality, security, resilience, and scalability of our platform. For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades, which then enables us to quickly react to our registered users’ requests. We also engage in A/B testing to measure the effectiveness of our upgrades and new product features.
In addition to our organic efforts at recruiting through our career portal, we aim to recruit talented individuals for our research and development team through a variety of techniques, including cooperation with local universities, work programs for students, and recruiting events. We are a member of key industry organizations and regularly attend and participate in industry events, where our employees frequently speak. We also engage with potential talents by publishing professional blog posts, videos and research articles as well as hosting technology meet-ups in our headquarters and regional offices.

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
We have also registered and continue to register rights to our typeface font, MADEFOR, available in 10 weights and all the Latin languages in the U.S., EU, UK, and Brazil.
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
Competition
We enable our registered users to create a customizable, fully integrated and professional digital presence through an attractive web-based software platform with various marketing and workflow management capabilities. We believe that the key competitive factors in our market include, simplicity and ease of use, functionality, product breadth, integration of multiple solutions, price, design quality, global scope, security and reliability, and brand recognition and reputation.

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
Additionally, several large service companies that primarily offer domain registration and hosting services, such as GoDaddy, provide the ability for a business owner to build a website using their tools or have one built by their workforce. Moreover, newly emerging technologies that utilize AI may also offer services that overlap with certain solutions we offer, including the emergence of generative AI website builders.
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
We actively encourage our people to support their local communities, and we recognize and respect our employees’ passions about engaging with their communities by creating initiatives like the “Wix Playground Academy” (a program hosted by Wix employees that helps young creatives looking to enrich their professional skill sets, interact with industry leaders and network with other designers), “Wix Karma” (a global initiative that gives our employees the opportunity to help others in any way they can), and “Wix Tomorrow” (a platform that provides teachers with a dedicated online system built for students, alongside curriculum and resources to teach web creation in the classroom).
Our Company
We recognize the importance of making sustainable choices. We initiated our longer-term environmental goals with the way we built our new headquarters, which is LEED GOLD certified.
Our ESG reports that detail our philosophy and the various initiatives under each of the pillars above are available on our investor relations website at https://investors.wix.com/esg; neither the reports nor the content of our website are incorporated by reference into this Annual Report.

Government Legislation and Regulation
Actions of our Registered Users
In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are evolving and are currently being tested by a number of claims, including actions based on defamation, breach of data protection and data privacy rights and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. These laws, and court or regulatory interpretations of these laws (including their limitations and safe harbors), may shift quickly in the United States and worldwide.
In the EU, the DSA imposes content moderation obligations, notice obligations, transparency obligations, advertising restrictions and other onerous requirements. The DSA may increase our compliance costs, require changes to our processes, operations and business practices, which may adversely affect our ability to attract, retain and provide our services to customers, and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover, and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. Similar legislation is being considered or is in process in other jurisdictions relevant to our business.
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

United States
A number of legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning data privacy and data protection, including changing regulatory guidelines and interpretations, could affect us and our business, our products and our services. Additionally, some states have passed proactive, as well as reactive, data privacy and information security legislation. More generally, some observers have noted that such legislation could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. Regulatory enforcement actions and trends in consumer class actions against other online companies suggest a trend that regulators and judges may require such companies to adopt certain minimum data privacy protections and data security measures to protect Personal Information. We have a dedicated team that implements relevant measures in relation to applicable data privacy and information security laws, and assesses the impact of other such laws that may apply to us in the future. The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in regulatory guidelines and interpretation.
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

Israel
In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority (“IPPA”). In this respect, material changes to the Data Security Regulations may require us to adjust our data protection and data security practices, information and other technical and organizational security measures, certain organizational procedures and supervisory roles. Failure to comply with the PPL, its regulations, and guidelines issued by the IPPA may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability, and compel us to take certain remedial actions to rectify any irregularities, which may increase our costs. Starting from August 2025, Amendment 13 to the PPL will introduce stricter sanctions for non-compliance, potentially reaching millions of NIS. The IPPA may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors.
Artificial Intelligence
In the United States, the Biden Executive Order was issued in October 2023 , emphasizing the need for transparency, accountability and fairness in the development and use of AI. However, as previously described, the Trump administration has rescinded the Biden Executive Order and issued a new executive order that, among other things, requires certain agencies to develop and submit to the President action plans to “sustain and enhance America’s global AI dominance,” and to specifically review and, if possible, rescind rule making taken pursuant to the rescinded Biden Executive Order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI technologies, or may implement new executive orders and/or other rule making relating to AI technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. California also enacted 18 new laws in 2024 that further regulate use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize AI technologies in the future.
In Europe, the European Commission enacted a regulation seeking to establish a comprehensive, risk-based governance framework for AI in the EU market, the EU AI Act. The EU AI Act is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance.

FTC Negative Option Plan
In the United States, the FTC adopted updates to its rules governing so-called “negative option” plans - for example, automatic renewals or free trials where billing begins after the trial period - to ensure that consumers have sufficient information about such plans and to streamline the cancellation process. Among other things, the rule (1) prohibit material misrepresentations while using negative option marketing; (2) require sellers to provide certain important information prior to obtaining consumers’ billing information and charging consumers; (3) require sellers to obtain consumers’ unambiguously affirmative consent to the negative option feature prior to charging them; and (4) require sellers to provide consumers with simple cancellation mechanisms to immediately halt all recurring charges. Such cancellation mechanisms should be as simple to use as the mechanism used to consent to the negative option plan in the first place.
Facilities
Our principal facilities are located in Tel Aviv, Israel, and consist of approximately 80,000 square meters (approximately 861,112 square feet) in our corporate headquarters at the Wix Campus. The lease for our headquarters is for an initial period of 10 years commencing on the transfer of possession (which occurred on October 14, 2022), and we have the option to extend the lease period for additional periods of up to 15 years, subject to the conditions of the lease agreement. We began occupancy of the first stage of our offices in October 2022, and the second stage on October 9, 2023. A portion of our headquarters is sub-leased to sub-tenants. We also lease additional office space in Beer-Sheva, Israel totaling approximately 1,766 square meters (approximately 19,010 square feet). These facilities accommodate our principal executive, research and development, marketing, design, business development, human resources, finance, legal information technology, customer support and administrative activities.
In the United States, we maintain offices in New York City, Miami, and Cedar Rapids, Iowa. In New York, we lease approximately 23,074 square feet under a lease that will expire in August 2029. In Miami, we hold a lease totaling 12,644 square feet that expires in July 2032. In Cedar Rapids, we occupy a total of 13,679 square feet with a lease that expires in November 2025.
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
Legal Proceedings
See Item 8. “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.    Organizational Structure
The legal name of our company is Wix.com Ltd., and we are organized under the laws of the State of Israel. We have 23 wholly owned subsidiaries: Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix Online Platform Limited (Ireland), Wix.com Services Mexico S de RL de C.V. (Mexico), Wix.Com Germany GmbH (Germany), Wix Com India Private Limited (India), Wix.com Colombia S.A.S. (Colombia), Wix.com Singapore Pte. Ltd. (Singapore), Wix.com Japan K.K. (Japan), Wix What Ltd. (Israel), Rise AI e-Commerce Solutions Ltd. (Israel), Wix.com Ukraine Limited Liability Company (Ukraine), Wix.com (UK) Limited (United Kingdom), Wix.com Poland sp. z o.o. (Poland), Wix.com France SAS (France) (dormant), Wix.com Australia Pty Ltd. (Australia), Polandix sp. z o.o. (Poland), Polandix sp. z o.o. sp.k. (Poland) and Netherlandix B.V. (Netherlands), which owns Wix.com Netherlands B.V. (Netherlands), and Netherlandix C.V. (Netherlands).
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
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Company Overview
We are a leading, global web development platform for millions of creators, delivering our solutions through a Software-as-a-Service (“SaaS”) model. Our platform empowers users worldwide to create, manage, and grow a fully integrated and dynamic digital presence. We have developed a software-driven solution to web development and management by providing a complete and powerful, cloud-based platform of products and services on which any business, organization or brand can be built and managed online.
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

In 2024, we continued to benefit from the expansion of our product and service offerings as well as the expansion of our addressable market. Our total revenue in 2024 was $1.76 billion, an increase of 13% over 2023. Our Creative Subscriptions Revenue was $1.26 billion, which represented an increase of 10% from 2023. Our Business Solutions Revenue was $495.7 million in 2024, which represented an increase of 21% from 2023. See “How We Generate Revenues” below. Our Creative Subscriptions Revenue represented 72% of our total revenue in 2024, and our Business Solutions Revenue represented 28% of our total revenue in 2024. Our future growth will depend, in part, on our ability to generate new premium subscriptions, retain existing premium subscriptions, increase the adoption of our business solutions, and increase the revenue we generate from existing and new premium subscriptions, including from partners. It will also depend, in part, on our continued ability to manage our infrastructure effectively and adapt to changes to technologies used in our solutions, such as the use of AI.
In 2025, we expect to continue driving long-term growth by continued investment in our research and development efforts to expand our offering and enhance the user experience. We also expect to generate incremental profitability as we benefit from the many operational efficiencies implemented over the previous two years.
How We Generate Revenues
Our total revenues are comprised of Creative Subscriptions Revenues and Business Solutions Revenues.
Creative Subscriptions Revenue
We generate Creative Subscriptions Revenue from the sale of monthly, yearly and multi-year premium subscriptions for our website solutions, including vertical solutions when purchased in a bundled subscription, as well as from the sale of domain name registrations and other minor creative product subscriptions we offer.
Our website solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free, for an unlimited amount of time. Premium subscription plans are offered for various periods, such as monthly, yearly, or multi-yearly, and at various price points depending on functionality and capabilities.
Users can also purchase a domain name registration from us, as an ICANN accredited domain registrar, or in our capacity as a domain reseller of third-party registration services, or independently. For those users who purchase a premium package, we typically offer a domain which is provided for free for the first year of subscription of the new domain through a dedicated voucher. The domain can be registered under yearly or multi-year periods. We also allow our users to connect existing domains purchased from external providers to sites upgraded to one of the multiple premium plans we offer.
Yearly and multi-year subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues. We provide incentives to drive yearly and multi-year subscriptions, including a lower average monthly price relative to a monthly subscription. As of December 31, 2024, 84% of our overall premium subscriptions were yearly or multi-year subscriptions and 16% were monthly subscriptions.

To increase Creative Subscriptions Revenue, we focus on growing our registered user base by providing our registered users with a high-quality user experience and more products and solutions, including AI-enabled capabilities, so that they become more engaged on our platform, can create and complete the project they desire, and are therefore more inclined to purchase a premium subscription. We provide different pricing plans based on the needs of our users who are looking to purchase a premium subscription. In addition, we also focus on attracting new partners and maintaining our current partners, who use our platform to service their customers, by providing them with products and solutions suitable for their needs, including high quality products, such as our website development platform for professionals, Wix Studio, personal account management services, and the ability to benefit from revenue sharing programs with us under specified conditions.
We further focus on increasing the amount of revenue per subscription by adding features and functionality to our offerings for which we can charge higher prices, and by optimizing packaging and pricing by geographic region.
Business Solutions Revenue
We generate Business Solutions Revenue from the sale of various products and services that we offer to help users and partners manage and grow their business online, on top of their Creative Subscriptions. These products and services include, among others, applications that are developed by us and by third parties and sold both through our App Market or elsewhere on our platform. Applications include Google Workspace, which is our most frequently sold application. Other components of Business Solutions Revenue include the sale of payments services through Payments by Wix, Paid Ad Campaigns, Email marketing, Wix Shipping powered by Shippo, Wix POS, Wix Logo Maker, DeviantArt (our wholly-owned subsidiary), and other products.
We increase Business Solutions Revenue by offering additional business solutions to our users and partners to manage and grow their business online and be more successful. We believe the more products and services we can provide our users and partners, the more successful they can be online, driving higher retention and loyalty, and in turn our revenue.
The combination of growing our registered user base, growing and retaining our premium subscription user base and increasing the revenue we generate per premium subscription are all key factors to our success.

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
A.    Operating Results
The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2024 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.
For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2023 and 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 22, 2024.
Components of Statements of Operations
Revenues
Sources of Revenues and Revenue Recognition
Our total revenues are comprised of revenues we generate from Creative Subscriptions and revenues we generate from Business Solutions.

Creative Subscriptions Revenue
We generate Creative Subscriptions Revenue from the sale of monthly, yearly and multi-year premium subscriptions for our website solutions.
Revenues from premium subscriptions are recognized ratably over the term of the service period. We offer new premium subscription packages with a 14-day refund period during which the registered user can cancel the subscription and receive a full refund. We classify such amounts collected from new subscriptions as customer deposits until the end of the 14-day refund period. After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly, annually or longer.
We also derive our Creative Subscriptions Revenue from selling domain name registrations. Revenues from domain name registrations accounted for approximately 5% of total revenues in both 2024 and 2023. We recognize revenues from domain registration sales at a point of time upon collection. We do not offer trial periods for domain name registrations, unless required by applicable laws.
Business Solutions Revenue
We generate Business Solutions Revenue from the sale of various products and services that we offer to help users manage and grow their business online. These products and services include, among others, applications, both sold through our App Market or elsewhere on our platform, Payments by Wix, Paid Ad Campaigns, Email marketing and Wix Logo Maker.
Our Business Solutions Revenue in 2024 includes revenue that was generated by Payments by Wix. Revenues related to our Wix Payments product earned from processing payments are recognized at the time of the transaction, and fees are determined based in part on a percentage of the Gross Payment Volume (“GPV”) processed plus a per transaction fee, where applicable. When payment methods other than Wix Payments are used, we may also generate revenues from revenue - share arrangements which we have in place, based on the GPV. We recognize revenues generated from Payments by Wix upon collection, the majority of which we recognize on a gross basis.
In addition, our Business Solutions Revenue in 2024 includes revenue that was generated through the sale of applications. Google Workspace, which we sell as an integrated solution and which allows our users to create a personalized Gmail email address using their Wix-connected domain name alongside additional functionalities, comprised the majority of application sales in 2024. Google Workspace subscriptions are sold on a monthly or yearly basis, and we recognize revenue ratably over the subscription period, on a gross basis.
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

Geographic Breakdown of Revenues
The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2024	2023
North America	60%	61%
Europe	25	24
Latin America	4	4
Asia and Others	11	11
Total	100%	100%
The percentage of revenue that is derived from each geographic region is partly based on the amount of marketing investment we choose to make in specific countries. Revenue generated by geographic region is also influenced by fluctuations in foreign currency exchange rates. Adoption of our solutions and services in geographic regions outside of North America is driven by our ability to offer our platform in local languages and offer local billing solutions. When introducing our products to new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities. We currently offer our platform in 21 languages: English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Ukrainian, Thai, Vietnamese, and Indonesian.
Costs and Expenses
Cost of Creative Subscriptions Revenue
Cost of Creative Subscriptions Revenue consists primarily of the allocation of costs associated with the provision of website creation and services, namely, hosting costs for our platform, and related Customer Care costs along with domain name registration costs. Cost of Creative Subscriptions Revenue also consists of personnel and the related overhead costs, including share-based compensation. Our Cost of Creative Subscription revenue decreased during 2024, mainly due to efficiencies in our cost structure. We expect our cost of Creative Subscriptions Revenue to increase in 2025 due to the increase in the number of registered users as well as increased sales of domain registrations.

Cost of Business Solutions Revenue
Cost of Business Solutions Revenue consists primarily of the allocation of hosting and support costs associated with the provision of the components that comprise Business Solutions Revenue. Cost of Business Solutions Revenue also consists of revenue share payments according to our agreements with third-party providers, including Google for the Google Workspace application. It also includes costs that we incur when transactions are processed through Payments by Wix, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees and additional services. We expect our cost of Business Solutions Revenue to increase as more users purchase these products and services and as a larger volume of payments are transacted through Payments by Wix.
Research and Development
Research and development expenses consist primarily of personnel and the related overhead costs, including share-based compensation, related to our solutions and service development activities including new initiatives, quality assurance and other related development activities. We expect research and development costs and expenses to decrease as a percentage of revenues, however, we expect that they will continue to increase on an absolute basis as we develop new solutions and add functionalities to our existing solutions and services and expand our offerings, including solutions that incorporate AI technologies.
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
General and Administrative
General and administrative expenses primarily consist of personnel and overhead related costs, including share-based compensation, for our executive, finance, legal, human resources and administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees, and other corporate expenses. We also incur costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC and NASDAQ, and director and officer liability insurance.

Financial Income (Expenses), Net
Financial income (expenses), net consists of interest income from investments in marketable securities and deposits as well as income from the changes in the valuation of our holdings in public and private companies. Financial income, net (expenses) also includes costs related to derivative instruments we enter into for foreign exchange transactions to hedge a portion of our payments in NIS and revenue transactions denominated in Euros, British pounds and other currencies, as well as income and expenses related to the change in the fair value of such derivative instruments. In addition, financial income (expenses), net includes the fluctuation in value due to foreign exchange differences between our monetary assets and liabilities denominated in NIS and other non-USD currencies.
Income Tax Expense
Income tax expense consists mainly of deferred tax liability relating to the appreciation of valuation related to our holdings in public and private companies. Income tax expense also includes taxes we pay or accrue due to our international activity. In 2024, we generated taxable income in Israel, and given that at the end of 2024 we fully utilized our net operating loss carry forwards for Israeli tax purposes, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. Accordingly, our taxable income in Israel, should be subject to tax at the rate of 12%. We expect to be eligible for tax benefits as a Preferred Technological Enterprise. For more information regarding the tax benefits available to us, see Item 10.E. “Additional Information—Taxation.” Our taxable income generated outside of Israel or derived from other sources in Israel will be subject to the regular corporate tax rate.

Comparison of Period to Period Results of Operations
The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2024		2023
	Amount	% of Revenues	Amount	% of Revenues
	(In USD thousands)

Revenues
Creative Subscriptions	1,264,975	71.8%	1,152,007	73.8%
Business Solutions	495,675	28.2%	409,658	26.2%
Total	1,760,650	100.0%	1,561,665	100.0%
Cost of revenues
Creative Subscriptions	213,422	12.1%	215,515	13.8%
Business Solutions	351,213	19.9%	297,013	19.0%
Total	564,635	32.1%	512,528	32.8%

Gross profit	1,196,015	67.9%	1,049,137	67.2%
Operating expenses:
Research and development	495,281	28.1%	481,293	30.8%
Selling and marketing	425,457	24.2%	399,577	25.6%
General and administrative	175,136	9.9%	160,033	10.2%
Impairment, restructuring and other costs	—	—%	32,614	2.1%

Total operating expenses	1,095,874	62.2%	1,073,517	68.7%
Operating income (loss)	100,141	5.7%	(24,380)	(1.6)%
Financial income, net	51,820	2.9%	62,474	4.0%
Other expenses	36	—%	255	—%
Income before taxes on income	151,925	8.6%	37,839	2.5%
Income tax	13,603	0.8%	4,702	0.3%
Net income	138,322	7.9%	33,137	2.2%

Year Ended 2024 Compared to Year Ended 2023 Revenue and Bookings
Revenue increased by $199 million, or 13%, from $1.56 billion in 2023 to $1.76 billion in 2024. Revenue growth this year was driven in part by solid performance in our Creative Subscriptions business as Creative Subscriptions ARR increased 13% year over year to $1.34 billion at the end of 2024 driven by an increase in average revenue per premium subscriptions (“ARPS”) and the increasing availability of our new products and solutions. ARPS growth was driven by the onboarding and retention of high quality users that purchase higher priced packages, better adopt Business Solutions, and drive compounding GPV as well as the price increase implemented in early 2024. Our Creative Subscriptions Revenue was $1.26 billion in 2024, which represented an increase of 10% from 2023. Our Business Solutions Revenue was $495.7 million in 2024, which represented an increase of 21% from 2023.
Bookings increased by 15%, from $1.60 billion in 2023 to $1.83 billion in 2024, primarily driven by an increase in average bookings per premium subscription. Our Creative Subscriptions Bookings were $1.32 billion in 2024, which represented a 12% increase from 2023. Our Business Solutions Bookings were $514.6 million in 2024, which represented 22% growth over 2023.
Costs and Expenses
Cost of Creative Subscriptions Revenue
Cost of Creative Subscriptions Revenue decreased by $2.1 million, or 1%, from $215.5 million in 2023 to $213.4 million in 2024. This decrease was primarily attributable to a decrease of $8.6 million in payroll expenses, consisting of $7.9 million due to lower average headcount throughout 2024 and a $0.7 million decrease in share-based compensation expense. This decrease was also attributable to a decrease of $2.1 million of revenue-related costs and a decrease of $0.8 million related to allocated overhead expenses, partially offset by an increase of $5.6 million in domain name costs and an increase of $3.9 million in hosting costs.
Cost of Business Solutions Revenue
Cost of Business Solutions Revenue increased by $54.2 million, or 18%, from $297.0 million in 2023 to $351.2 million in 2024. This increase was primarily attributable to an increase of $53.5 million in direct product related costs, and an increase of $2.2 million in hosting costs. This increase was partially offset by a decrease of $1.2 million in payroll expenses due to lower average headcount during the year, and a decrease of $0.3 million related to allocated overhead expenses and other costs due to reduced activities.

Research and Development
Research and development expenses increased by $14.0 million, or 3%, from $481.3 million in 2023 to $495.3 million in 2024. This increase was primarily attributable to an increase of $4.3 million in payroll expenses, consisting of $7.0 million in increased share-based compensation expense, partially offset by a decrease of $2.7 million in payroll expenses due to favorable exchange rates and reimbursements made from Israeli Social Insurance funds on account of employees who performed military reserve duty following the Hamas attacks on October 7, 2023. Research and development expenses were also affected by an increase of $10.0 million related to allocated overhead expenses and other development costs, partially offset by a decrease of $0.2 million in amortization and acquisition-related expenses.
Selling and Marketing
Selling and marketing expenses increased by $25.9 million, or 6%, from $399.6 million in 2023 to $425.5 million in 2024. The increase was attributable to an increase of $32.8 million in user acquisition costs and other marketing activities, from $142.8 million in 2023 to $175.6 million in 2024, and an increase of $4.5 million in processing costs paid to our payments processors. In addition, the increase in selling and marketing expenses was attributable to an increase of $2.3 million related to allocated overhead expenses and an increase of $0.3 million in amortization and acquisition-related expenses. This was partially offset by a decrease of $14.0 million in payroll expenses, consisting of a decrease of $11.5 million due to lower average headcount and a decrease of $2.5 million in share-based compensation expenses.
General and Administrative
General and administrative (“G&A”) expenses increased by $15.1 million, or 9%, from $160.0 million in 2023 to $175.1 million in 2024. This increase was primarily attributable to an increase of $12.1 million in payroll expenses, consisting of a $12.5 million increase in share-based compensation expenses, partially offset by a decrease of $0.4 million in payroll expenses. In addition, the increase in G&A expenses was attributable to an increase of $2.3 million related to allocated overhead expenses and an increase of $0.7 million in other expenses.
Financial Income, Net
Financial income, net in 2024 decreased by $10.7 million from financial income, net of $62.5 million in 2023 to financial income, net of $51.8 million in 2024. Financial income, net in 2024 primarily related to $42.0 million of income from deposit interest, income of $2.5 from evaluation of our holdings in a publicly held company, and income of $6.5 million related to hedging activity. In addition we recorded expenses of $3.2 million from convertible loan amortization and income of $4.0 million due to exchange rate differences and bank charges.
Financial income, net in 2023 primarily related to $45.2 million of income from deposit interest and income of $30.6 million from evaluation of our holdings in a publicly held company, partially offset by expense of $7.0 million related to hedging activity. In addition we recorded expenses of $4.2 million from convertible loan amortization and $2.1 million due to exchange rate differences and bank charges.

Income Tax Expense
Income tax expense increased by $8.9 million from $4.7 million in 2023 to $13.6 million in 2024. The increase in income tax expense in 2024 compared to 2023 is primarily attributable to the $114.1 million increase in income before taxes on income, which resulted in a higher tax liability. Additionally, we recorded a $2.8 million increase in tax expenses related to our local operations in non-Israeli sites.
Key Financial and Operating Metrics
We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions.
Bookings
Bookings include cash receipts for premium subscriptions purchased by registered users as well as cash we collect for business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Bookings is calculated by adding the change in deferred revenues and the change in unbilled contractual obligations we secure from third parties for a particular period to revenues for the same period. Unbilled contractual obligations are commitments of third parties to make certain payments, which are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. The commitment amount for the upcoming 12 months is recognized as short-term accounts receivable and deferred revenue, and the remaining commitment amount will be recorded in our bookings as unbilled contractual obligations. We believe that bookings is a leading indicator of our revenue growth and the growth of our overall business. Bookings is a non-GAAP financial measure.

The following tables reconcile bookings to revenue, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year Ended
	December 31,
Reconciliation of Revenues to bookings:	2024	2023
	(in USD thousands)
Revenues	$1,760,650	$1,561,665
Change in deferred revenues	74,450	76,193
Change in unbilled contractual obligations	(5,048)	(40,355)
Bookings	$1,830,052	$1,597,503

	Year Ended
	December 31,
Reconciliation of Creative Subscriptions Revenue to bookings:	2024	2023
	(in USD thousands)
Creative Subscriptions Revenues	$1,264,975	$1,152,007
Change in deferred revenues	55,518	63,124
Change in unbilled contractual obligations	(5,048)	(40,355)
Creative Subscriptions Bookings	$1,315,445	$1,174,776

	Year Ended
	December 31,
Reconciliation of Business Solutions Revenue to Bookings:	2024	2023
	(in USD thousands)
Business Solutions Revenues	$495,675	$409,658
Change in deferred revenues	18,932	13,069
Business Solutions Bookings	$514,607	$422,727

Annualized Recurring Revenue
Creative Subscriptions Annualized Recurring Revenue (ARR) is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners, in effect in the last month of the period. We believe that ARR is a leading indicator of our anticipated Creative Subscription revenues as it captures both the growth we generate from the number of premium subscriptions as well as the amount of revenue we generate per premium subscription. Our Creative Subscriptions ARR increased to $1.34 billion in 2024 compared to $1.19 billion in 2023, an increase of 13%, driven by a significant increase in our revenue per premium subscription.

Free cash flow
We define free cash flow as net cash provided by operating activities less capital expenditures. We believe that free cash flow is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment. Free cash flow is a non-GAAP financial measure.
The following tables reconcile free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year Ended December 31,
	2024	2023
	(in USD thousands)
Reconciliation of net cash provided by operating activities to free cash flow:
Net cash provided by operating activities	497,415	248,246
Capital expenditures	(19,336)	(66,049)
Free cash flow	478,079	182,197
Number of registered users at period end
We define this metric as the total number of users, who are registered with Wix.com with a unique e-mail address and begin the process of building a website on Wix.com at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website. We view the number of registered users at the end of a given period as the strength of our pipeline that can generate premium subscriptions over time and enable us to increase our revenues. Total registered users were 282.4 million at the end of 2024 compared to 263.1 million at the end of 2023, an increase of 7%. These numbers exclude users who use and/or purchase stand-alone products such as Wix Logo Maker and users of DeviantArt or other subsidiaries, until they begin the process of building a website with Wix.

Number of premium subscriptions at period end
We define this metric as the total monthly, yearly and multi-year premium subscriptions as of the end of the period. A premium subscription can be purchased by a user or by one of our partners for their own use or on behalf of a user. A single registered user can purchase multiple premium subscriptions. We derive the majority of our revenues and bookings from premium subscriptions. The total number of premium subscriptions is also impacted by the renewal rates of our existing premium subscriptions. Premium subscriptions terminate due to an active decision by a user not to renew their subscription, due to the failure of a user to update his or her credit card information upon expiration or termination, or any other failure to renew the subscription. Our renewal rates demonstrate our strong value proposition to our premium subscriptions. We observe the average renewal rates of the cohorts of our users with premium subscriptions to measure the effectiveness of our platform and satisfaction of our registered users. We believe that the performance of our Creative Subscriptions segment, which is mostly comprised of revenues generated from the sale and retention of premium subscriptions, is best reflected using the ARR metric that combines both the effect of our premium subscription growth and the growth of our revenues per subscription. Total premium subscriptions were 6.18 million as of December 31, 2024 compared to 6.26 million as of December 31, 2023, a decrease of 1%. This year-over-year decline was primarily a result of a price increase implemented in early 2024 across our user base. Additionally, we migrated a sizable population of websites associated with one of our major partners in 2023 with no such migration occurring in 2024. The 2023 migrated population of sites exhibited normal attrition behavior, which was another headwind to premium subscription growth in 2024.
B.    Liquidity and Capital Resources
We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations. In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million, and in June and July of 2018, we sold $442.75 million aggregate principal amount of our Convertible Notes due 2023 (which were fully repaid as of July 1, 2023), and in August of 2020, we sold $575.0 million aggregate principal amount of our Convertible Notes due August 2025.
As of December 31, 2024, we had $660.9 million of cash and cash equivalents and $106.8 million in short-term deposits with a maturity date of less than one year. In addition, we had $0.8 million as restricted deposits that consisted of restricted bank deposits for our leases and also deposits to secure our online merchant activity with one of our billing processors, and we had $344.7 million in short- and long-term investments in marketable securities.

A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability. Deferred revenues consist primarily of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales, and certain business solutions. We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues, together with our other sources of liquidity. As of December 31, 2024, we had negative working capital of $235.0 million, which included $661.2 million of short-term deferred revenues. These deferred revenues remain unrecognized generally for one to 12 months, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.
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
Our capital expenditures for fiscal years 2024, 2023 and 2022 amounted to $19.3 million, $66.0 million and $70.7 million, respectively. We expect to spend between approximately $13 million to $15 million in 2025 for capital expenditures. In August 2025, our Convertible Notes will mature, and, depending on the price of our ordinary shares, we may need to pay the principal amount in cash. Based on the Company’s current share price, we expect that we will be required to pay in cash the $575 million in principal amount of our Convertible Notes, which are due to mature in August. As of December 31, 2024, we had $575 million aggregate principal amount of our 2025 Convertible Notes outstanding. For information regarding our convertible notes, including their maturity profile and interest rate structure, see Note 10 of our audited consolidated financial statements included in Item 18 of this annual report.
As of December 31, 2024, our future capital and working capital requirements will depend on many factors, including our rate of revenue growth and the timing and extent of our spending on selling and marketing activities and research and development efforts. We will be required to pay taxes for capital gains from our holdings in a publicly held company. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash equivalents, short-term deposits and marketable securities, and cash from operations and net proceeds from the Convertible Notes are insufficient to fund our future activities, we may need to raise additional funding through debt and/or equity financing. Additional funds may not be available on favorable terms or at all.
As of December 31, 2024, we had a lease commitment of approximately $368 million over the course of 20 years related to our new headquarters offices in Tel Aviv. We began occupying a portion of our headquarters in October 2022 and took occupancy of the entire headquarters in October 2023. The initial term of the lease agreement is 10 years commencing on the transfer of possession with an option to extend the lease for additional periods of up to 15 years, subject to the conditions of the lease agreement. See the description of the lease agreement in Note 11 of the audited financial statements included in Item 18 of this Annual Report on Form 20-F.

We believe our levels of working capital are sufficient for our present requirements.
Cash Flows
The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(in USD thousands)
Net cash provided by operating activities	497,415	248,246	37,152
Net cash provided by (used in) investing activities	(35,466)	566,714	(54,658)
Net cash used in financing activities	(406,726)	(450,024)	(189,163)
Net Cash Provided by Operating Activities
Net cash provided by operating activities increased by $249.2 million in 2024 compared to 2023, primarily resulting from an increase in net income. Our primary source of cash from operating activities has been cash collections from our premium subscriptions. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services. We expect cash inflows from operating activities to be affected by increases in sales and the timing of bookings. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.
For the year ended December 31, 2024, operating activities provided $497.4 million in cash, primarily resulting from increases of $74.5 million in short- and long-term deferred revenue balances due to an increase in bookings from our premium subscriptions, and $410.8 million as an adjustment of non-cash charges, primarily related to share-based compensation expenses, and from a decrease in the value of our investment in a publicly held company, depreciation, net income and amortization, and changes of $12.1 million in accrued expenses, prepaid expenses and other current liabilities.
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
Net Cash Provided by (Used in) Investing Activities
Net cash provided by (used in) investing activities was $(35.5) million, $566.7 million and $(54.7) million in 2024, 2023 and 2022, respectively. Investing activities have consisted primarily of investment in deposits, investment and proceeds of restricted deposits, purchase of property and equipment and payments for investment in privately held companies. In addition, during 2024, the Company invested in marketable securities and generated proceeds from selling a portion of our holdings in a publicly held company.

Net Cash Used in Financing Activities
Net cash used in financing activities was $(406.7) million, $(450.0) million and $(189.2) million in 2024, 2023 and 2022, respectively. Financing activities in 2024 consisted primarily of purchase of treasury shares of $466.3 million, partially offset by proceeds from the exercise of share options and from the Employee Stock Purchase Plan (“ESPP”) of $59.6 million.
We do not believe there are any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, payments from customers, loans or advances.
C.    Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel, with additional employees and contractors engaged in research and development activities in Lithuania, the United States, Poland, Japan, Netherlands, Canada, Australia, Ukraine, and Germany. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, some of our Ukrainian team members have relocated to other countries, and some have relocated within Ukraine. Our research and development department is comprised of 2,428 employees and contractors. In 2024, research and development costs accounted for approximately 28.1% of our total revenues.
We employ a strategy of seeking patent protection for some of our technologies. We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide to protect our inventions as well as PCT applications that may result in additional national applications. As of December 31, 2024, we have (together with our subsidiaries) a total of 323 issued patents (91 in the United States and 232 in other jurisdictions) and 196 pending patent applications (63 in the United States and 133 filed under PCT or in additional regions). We also have 18 issued design patents and 3 pending design patent applications. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see Item 4.B. “Information on the Company—Business Overview—Research and Development.”
The Investment and Development Authority for Economic and Industrial Development
The Investment and Development Authority for Economic and Industrial Development, or the Investment Authority, works to help and encourage employers to absorb new employees through different employment incentive programs. One of these programs is intended to incentivize employers in national priority areas to create high wage manufacturing and computing jobs. The grants are subject to meeting certain conditions, among others, that: (1) the company must be engaged in certain economic sectors; (2) the company's overall sales turnover in the two years preceding the application date must exceed NIS 15 million, which is approximately $4.1 million; (3) the company must hire at least 15 new employees during the program period; (4) the average monthly wage must be between one to two and a half times the median market wage to be paid during the periods as provided in each high wage employment program; and (5) 60% of the new employees engaged under the program must reside in Jerusalem and/or in national priority areas. We are not required to pay royalties to the Investment Authority.
We have one active high wage employment grant program from the Investment Authority and may apply for additional grants in the future.

During 2024, we did not receive any grants from any institution.
D.    Trend Information
Other than as disclosed elsewhere in this annual report, including in Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects,” we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024, that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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

Our arrangements with customers may include multiple performance obligations. For arrangements with multiple distinct performance obligations, we allocate consideration to each distinct performance obligation based on its relative stand-alone selling price (“SSP”). We generally determine SSP based on observable selling prices.
We follow the guidance provided in ASC Topic 606, Revenues from Contracts with Customers (“ASC 606”), for determining whether we are a principal (i.e., report revenues on a gross basis) or an agent (i.e., report revenues on a net basis) in arrangements with customers that involve another party that contributes to providing specified products or services to a customer. We determine whether the nature of our promise is to provide the specified products or services itself (as a principal) or to arrange for those specified products or services to be provided by another party (as an agent), based on whether we control the specified products or services before they are transferred to the end customer. In making this determination, we evaluate indicators such as which party is primarily responsible for fulfillment and has discretion in determining pricing. This determination is reviewed for each specified service promised to the customer and may involve significant judgment. Revenues generated from the sale of domain name registrations and the sale of certain integrated solutions, including Google Workspace and Wix Payments, are typically recorded on a gross basis, meaning the amounts billed to customers are recorded as revenues and expenses incurred are recorded as cost of revenues, since we have determined that we control the promised products or services before they are transferred to the end customer. Revenues generated from the sale of third-party software applications are typically recognized on a net basis, as we have determined that we act as an agent in these arrangements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
The following table sets forth the name, age and position of each of our executive officers and directors as of March 21, 2025:

Name	Age	Position
Executive Officers
Avishai Abrahami	53	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Lior Shemesh	55	Chief Financial Officer
Nir Zohar	47	President and Chief Operating Officer
Omer Shai	47	Chief Marketing Officer
Yaniv Even-Haim	50	Chief Technology Officer
Shelly Meyer	59	Chief People Officer
Directors
Mark Tluszcz (4)	58	Chairman of the Board
Deirdre Bigley (1)(2)(3)(4)	60	Director
Allon Bloch (4)	55	Director
Francesco de Mojana (1)(4)	55	Director
Diane Greene (4)	69	Director
Ron Gutler (1)(2)(3)(4)(5)	67	Director
Gavin Patterson (2)(4)	57	Director
Ferran Soriano (4)	57	Director
____________
(1)    Member of our audit committee
(2)    Member of our compensation committee
(3)    Member of our nominating, governance and environmental committee
(4)    Independent director under the rules of NASDAQ
(5)    Lead independent director

Executive Officers

Avishai Abrahami Co-founder, CEO and Director Age: 53 Director Since 2006
Qualifications and Expertise
As co-founder of Wix, Mr. Abrahami has significant institutional knowledge of its operations over his 18 years as a Chief Executive Officer. In addition, he has co-founded other software companies, where he has developed, scaled and brought innovative solutions to market. His broad experience helps the board of directors provide effective oversight of the Company’s business strategy in a fast-evolving software market.

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
Other
•Israeli Defense Forces’ elite computer intelligence unit (1990 – 1992)

Lior Shemesh Chief Financial Officer Age: 55 Chief Financial Officer Since 2013	Qualifications and Expertise With over 20 years of financial leadership experience, Mr. Shemesh is a driving force behind the Company's financial strategy and operational excellence.
Experience
Wix.com Ltd.
•Chief Financial Officer (2013 – Present)
Alvarion Ltd.
•Chief Financial Officer (2010 – 2013)
•Vice President of Finance (2008 – 2010)
Veraz Networks Inc.
•Vice President of Finance (2003 – 2008) of a provider of softswitch, media gateway and digital compression solutions
ECI Telecom Ltd.
•Associate Vice President of Finance of the Broadband division (2000 – 2003) of a network infrastructure provider
Education
B.A. in Accounting and Economics from Bar-Ilan University
M.B.A. from Bar-Ilan University

Nir Zohar President and Chief Operating Officer Age: 47 President Since 2013; Chief Operating Officer since 2008
Qualifications and Expertise
Mr. Zohar is known for his exceptional leadership skills and collaborative approach, fostering a culture of innovation, teamwork, and accountability throughout the organization. His strategic mindset and ability to execute complex initiatives have been instrumental in driving growth and profitability for the Company.

Experience
Wix.com Ltd.
•President (2013 – Present)
•Chief Operating Officer (2008 – Present)
M.B. Contact Ltd.
•Budget and Production Manager (2005 – 2007) of a private Israeli event production company
The Israeli Scouts
•Central Leader and Regional Headquarters Senior Staff (2001 – 2005)
The Israeli Navy
•Lieutenant Commander and Chief Engineer (1995 – 2001)
Outside Boards
Public Companies
•Fiverr International Ltd. (2014 – Present), a global online marketplace for freelance services

Omer Shai Chief Marketing Officer Age: 47 Chief Marketing Officer Since 2013
Qualifications and Expertise
Mr. Shai is recognized for his creativity, strategic vision, and ability to drive marketing initiatives that resonate with target audiences. He has a deep understanding of consumer behavior and market trends, enabling him to identify opportunities for growth and differentiation in competitive landscapes.

Experience
Wix.com Ltd.
•Chief Marketing Officer (2013 – Present)
•Vice President of Marketing (2010 – 2013)
Hyperactive
•Co-Founder (2005 – 2008) of a digital design company
Hackersoftware
•Marketing Director (2000 – 2003) of a software company
Education
B.Sc. in Economics from The Academic College of Tel Aviv, Yaffo

Yaniv Even-Haim Chief Technology Officer Age: 50 Chief Technology Officer Since 2020
Qualifications and Expertise
Mr. Even-Haim is recognized for his strategic vision, technical proficiency, and commitment to driving business results through technology. He has a proven track record of leveraging technology to solve complex challenges, drive competitive advantage, and helping to position the Company as a leader in the digital age.

Experience
Wix.com Ltd.
•Chief Technology Officer (2020 – Present)
•Vice President of Research and Development (2010 – 2020)
Pudding Media Inc.
•Vice President of Product (2009 – 2010) of a mobile advertising solutions company
Comverse, Inc.
•Head of Research and Development (2001 – 2009) of a provider of communications software
EverAd, Inc.
•Director of Research and Development (1998 – 2001) of a music and advertising company
Education
B.Sc. in Computers from The Technion - Israel’s Institute of Technology
M.B.A. from The Technion - Israel’s Institute of Technology

Shelly Meyer Chief People Officer Age: 59 Chief People Officer Since 2020
Qualifications and Expertise
Mrs. Meyer brings over 20 years of HR experience and has been instrumental in shaping the work force of several prominent U.S. and Israeli tech companies. Since joining in 2010, Mrs. Meyer has been the driving force behind Wix successfully maintaining a highly professional and close-knit team.

Experience
Wix.com Ltd.
•Chief People Officer (2020 – Present)
•VP Human Resources (2010 – 2020)
Applied Materials
•Head of Human Resources and Managing Director (2007 – 2009)
Marvell Semiconductor
•Director of Human Resources (2006 – 2008)
BackWeb Technologies
•VP Human Resources (2000 – 2005) of a company that offered data, content and applications solutions
Rad-Bynet Group
•VP Human Resources (1994 – 1999), a data communications solutions business
Education
B.A. in political science from the Tel Aviv university
M.B.A. from Tel-Aviv University School of Business Administration with a specialization in Organizational Behavior

Directors

Mark Tluszcz Independent Board Chair Age: 58 Director Since 2010
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
Education
B.A. with honors, Eckerd College

Deirdre Bigley Independent Director Age: 60 Director Since 2017 Board Committees: Audit Committee Compensation Committee Nominating, Governance and Environmental Committee
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

Experience
Bloomberg, L.P.
•Chief Marketing Officer (2014 – 2021)
•Head of Marketing Communications (2009 – 2014)
IBM
Positions of increasing responsibility over her 13-year tenure, including
•Vice President of Worldwide Brand (2008 – 2009)
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

Allon Bloch Independent Director Age: 55 Director Since 2016
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

Experience
K Health Inc.
•Co-Founder and Chief Executive Officer (2016 – Present), of digital health company
Vroom Inc.
•Co-Founder and Chief Executive Officer (2014 – 2016), of this leading online U.S. car retailer
Dolphin Software Ltd. (dba mySupermarket)
•Chief Executive Officer (2010 – 2014), of this private online grocery shopping company
Wix.com Ltd.
•Director (2008 – 2013), member of audit committee (2018 – 2023)
•President, Co-Chief Executive Officer (2008 – 2010)
Greylock Partners
•Advisor (2012 – 2015) to Israel and Europe Fund, of this venture capital firm focused on technology start-ups
Jerusalem Venture Partners
•Principal and General Partner (2000 – 2007), of this early-stage venture capital firm based in Israel
Outside Boards
Private Companies
•Director, K Health Inc. (2016 – Present)
•Director, Genoox (2016 – 2019), a genomic data management platform
Education
B.Sc. in Biology, Tel-Aviv University
M.B.A., Columbia University Business School

Francesco de Mojana Independent Director Age: 55 Director Since March 2023 Board Committees: Audit Committee
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

Experience
Buono Ventures
•Founder, Chief Executive Officer (2019 – Present), of this Italian-based venture capital firm
Permira
•Partner (2004 – 2018), of this global private equity firm
Eloft
•Co-founder, Chief Operating Officer (2000 – 2002), of this software knowledge management solution company later sold to Telefonica Group
McKinsey & Company
•Management consultant (1997 – 2000)
Education
B.A. in International Economics, Università Bocconi (Milan)
M.B.A., Columbia University Business School

Diane B. Greene Independent Director Age: 69 Director Since 2020
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
•Executive Vice President (2005 – 2008), of the provider of information infrastructure and virtual infrastructure technologies, solutions and services
VXtreme
•Co-founder, Chief Executive Officer (1995 – 1997), until the sale to Microsoft of the video streaming software company
Outside Boards
Public Companies
•Director, A.P. Møller – Mærsk A/S (2020 – 2023), a Danish shipping and logistics company
•Director, SAP SE (2018 – 2020), the market leader in enterprise application software
•Director, Alphabet, Inc. (2012 – 2019)
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

Ron Gutler Lead Independent Director Age: 67 Director Since 2013 Board Committees: Audit Committee - Chair Compensation Committee - Chair Nominating, Governance and Environmental Committee - Chair
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
Outside Boards
Public Companies
•Director, Fiverr International Ltd. (2019 – Present), a global online marketplace for freelance services
•Director, CyberArk Software Ltd. (2014 – Present), an identity security company
•Board Chair, NICE Systems Ltd. (2002 – 2013), a global company specializing in contact center software, artificial intelligence and digital and workforce engagement management solutions
Private Companies
•Director, WalkMe Ltd. (2020 – 2024), a software company offering a Digital Adoption Platform (in process of going-private)
•Board Chair, G.J.E. 121 Promoting Investment Ltd. (2000 – 2011), a real estate company
Education
B.A. in Economics and International Relations and M.B.A., Hebrew University in Jerusalem

Gavin Patterson Independent Director Age: 57 Director Since March 2023 Board Committees: Compensation Committee
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
•Group Managing Director, Consumer and Chief Marketing Officer (2004 – 2008)
Outside Boards
Public Companies
•Director, Ocado Group (June 2024 – Present), an AIM-listed global software and robotics platform providing a unique solution for online grocery
•Board Chair, Elixirr Consulting (2019 – Present), an AIM-listed business consulting firm
•Director, BT Group plc (2013-2019)
Private Companies
•Chair, Kahoot! (March 2024 – Present), an online game-based learning platform
•Director, Mobileum (2022 – Present), a leading provider of analytics solutions for the telecom industry
•Director, Fractal Analytics (2019 – Present), a provider of artificial intelligence and advanced analytics
Other
•Member, Governing Council of The London School of Economics
Education
MEng in Chemical Engineering, Cambridge University

Ferran Soriano Independent Director Age: 57 Director Since 2020
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
•Vice Chairman and Chief Executive Officer (2003 – 2008)
Cluster Consulting (a/k/a DiamondCluster)
•Co-founder, Partner (1994-2003), of the management consulting firm
Outside Boards
Public Companies
•Director, Ollamani, S.A.B. (2024 – Present), a provider of professional sports services, games and raffles, publication and distribution of magazines
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

B.    Compensation
Compensation of Directors and Executive Officers
The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $46.0 million for the year ended December 31, 2024. This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.
The aggregate share-based compensation for the year ended December 31, 2024 recorded in our financial statements in respect of grants of options and RSUs, as well as participation in our ESPP, for our directors and executive officers as a group is comprised of (i) options to purchase 997,861 ordinary shares with exercise prices ranging from $121.30 to $259.16 per share, and (ii) 669,728 RSUs, of which 109,808 RSUs accounted for the achievement of performance targets for fiscal year 2024, which we recorded as share-based compensation for the year ended December 31, 2024, but were only granted in 2025.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated office holders in 2024, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024.
Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2024 of $487,000 in salary expenses and $159,000 in social benefit costs.
Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2024 of $402,000 in salary expenses and $107,000 in social benefit costs.
Mrs. Shelly Meyer, Chief People Officer. Compensation expenses recorded in 2024 of $456,000 in salary expenses and $115,000 in social benefit costs.
Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2024 of $445,000 in salary expenses and $272,000 in social benefit costs.
Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2024 of $387,000 in salary expenses and $22,000 in social benefit costs.
The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the Company to an insurance policy or a pension fund, work disability insurance, severance, educational fund, annual bonus and payments for social security.
Our Chief Executive Officer and our President and Chief Operating Officer waived their base salaries for fiscal year 2023 to levels comparable to minimum wage under Israeli law.
From time to time, we may grant options, PSUs, RSUs and other awards under our share incentive plans (described below) to our executive officers and directors. See Item 6.C. “Directors, Senior Management and Employees—Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2024, we granted our directors and executive officers options to purchase an aggregate of 69,814 ordinary shares and/or 285,552 RSUs under our share incentive plans (which does not include 109,808 RSUs accounted for the achievement of performance targets for fiscal year 2024, which were only granted in 2025 but for which we recorded share-based compensation for the year ended December 31, 2024). The exercise price of these options which were granted to our CEO and our COO is $125.32, with an expiration date of 10 years from the date of grant or 90 days after the termination of the engagement with the Company, whichever is earlier. During 2024, director equity grants, which consisted solely of RSUs were subject to a vesting schedule over a one-year period. The executive officers’ equity grants of 2024 are subject to a vesting schedule over a four-year period, with the PSUs also being subject to predetermined Company performance criteria set by the Company’s compensation committee and board of directors. We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2024, which include options, PSUs, and RSUs granted in 2024 and RSUs granted in the first quarter of 2025 on account of performance targets achieved for fiscal year 2024 and for which we recorded equity-based compensation expenses in 2024 to Avishai Abrahami and Nir Zohar on account of option and PSU grants, and Lior Shemesh, Omer Shai and Shelly Meyer, on account of RSU and PSU grants of $8,723,995, $7,417,573, $3,096,326, $3,316,985 and $2,469,082, respectively. Our Chief Executive Officer and our President and Chief Operating Officer did not receive a grant of equity in 2023.
The relevant amounts underlying the equity awards granted to our officers during 2024, will continue to be expensed in our financial statements over a four-year period during the years 2025-2028 on account of the 2024 grants in similar annualized amounts, apart from performance-based equity which is expensed on an accelerated basis. Assumptions and key variables used in the calculation of such amounts are described in Note 12 of our audited consolidated financial statements included in Item 18 of this annual report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy, which includes maximum equity compensation thresholds, and were approved by the Company’s compensation committee and board of directors.
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
As of February 28, 2025, 6,725,915 ordinary shares are subject to outstanding option, PSU and RSU awards granted to employees and office holders under our share incentive plans, including 2,956,168 ordinary shares issuable under currently exercisable share options. As of February 28, 2025, 2,136,380 ordinary shares remained available for future grant under our share incentive plan.
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
2013 Incentive Compensation Plan
We adopted our 2013 Incentive Compensation Plan (the “2013 Plan”), which went into effect on October 15, 2013, as amended from time to time, most recently on December 7, 2023. The 2013 Plan provides for the grant of options, restricted shares, RSUs, PSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and any other person whose services are considered valuable to us or any of our affiliates. As of December 31, 2024, options to purchase 3,165,633 of our ordinary shares and 3,385,005 RSUs (including PSUs) were outstanding under the 2013 Plan.
In 2024, under the 2013 Plan, we granted to certain of our directors, executive officers, employees and contractors, options to purchase 74,814 of our ordinary shares at a weighted average exercise price of $116.94 per share and 1,939,025 RSUs (including PSUs).
As of December 31, 2024, the number of ordinary shares we could have issued under the 2013 Plan was 4,330 shares, which automatically increases annually on January 1, by a number of ordinary shares equal to the lowest of (i) 5% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, and (iii) 7,500,000 shares. Ordinary shares subject to outstanding awards under the 2013 Plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or re-grant, respectively, under the 2013 Plan. The number of shares subject to the 2013 Plan is also subject to adjustment if particular capital changes affect our share capital. On January 1, 2025, the number of ordinary shares reserved for the 2013 Plan increased by 2,805,396 shares. The total number of ordinary shares reserved under the 2013 Plan, as of February 28, 2025 was 2,136,380.
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
To the extent granted, options granted to newly hired employees under the 2013 Plan will generally vest over four years commencing on the date of grant such that 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options, that are not exercised within 10 years from the grant date expire, unless otherwise determined by our board of directors or the compensation committee, as applicable. In the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, including retirement, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.
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
Equity awards granted to Israeli employees under the 2013 Plan may be granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance. Any equity awards granted pursuant to such provision, will be issued to a trustee and be held by the trustee for at least two years from the date of grant of the award in order for the grantee to benefit from preferential capital gains taxation under the Israeli Tax Ordinance. Any share options granted under the 2013 Plan to participants in the United States will be nonqualified stock options.

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
Subject to particular limitations specified in the 2013 Plan and under applicable law, our board of directors may amend or terminate the 2013 Plan, and the compensation committee may amend awards outstanding under the 2013 Plan. The 2013 Plan will continue in effect until all ordinary shares available under the 2013 Plan are delivered and all restrictions on those shares have lapsed; unless the 2013 Plan is terminated earlier by our board of directors.
Employee Stock Purchase Plan
In the third quarter of 2014, we started granting employees and full-time consultants the right to purchase our ordinary shares under an employee stock purchase plan, or ESPP, pursuant to which our full time employees and consultants, and full time employees and consultants of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the net compensation which the employees receive on each pay day during the offering period. The number of ordinary shares reserved for purchase under the ESPP upon its adoption was 303,432 ordinary shares, which was automatically increased, and will increase annually, on January 1 by a number of ordinary shares equal to the lowest of (i) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 1,500,000 shares. On January 1, 2025, the number of ordinary shares reserved for the ESPP increased by 561,079 shares. The total ordinary shares reserved under the ESPP as of February 28, 2025 was 2,608,473 shares. On March 3, 2025, 153,183 ordinary shares were issued under the ESPP for the six-month offering period from September 1, 202 through February 28, 2025.

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
•the Class II directors are Francesco de Mojana, Ron Gutler and Gavin Patterson, and their terms expire at our annual meeting of shareholders to be held in 2027; and
•the Class III directors are Avishai Abrahami, Diane Greene and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2025.
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
Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and NASDAQ corporate governance rules and the Companies Law, which include:
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
•the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements (these conditions are in addition to the conditions for repayment included in the Policy for Recovery of Erroneously Awarded Compensation we adopted in accordance with Nasdaq rules (a copy of which is included as an exhibit to this Annual Report on Form 20-F));
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
D.    Employees
As of December 31, 2024, we had 4,568 employees, 3,156 of whom were based in Israel, 525 of whom were based in the United States, 400 of whom were based in Ireland, 252 of whom were based in Lithuania, 106 of whom were based in Poland, 35 of whom were based in Japan, 18 of whom were based in Netherlands, 18 of whom were based in Canada, 17 of whom were based in the UK, 14 of whom were based in Germany, 13 of whom were based in Ukraine, 5 of whom were based in Brazil, 5 of whom were based in Australia, 3 of whom were based in India, and 1 of which was based in Mexico. Of our employees, 4,399 work full-time and 169 work part-time. As of December 31, 2024, we also engaged the services of 715 contractors in Ukraine and Poland. The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2024	2023	2022
Department
General and administration	635	627	582
Marketing	1,078	1,192	1,154
Research and development	2,428	2,301	2,206
Support and call center	1,142	1,182	1,574
Total	5,283	5,302	5,516
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
F.    Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2025 by:
•each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•each of our directors and executive officers individually; and
•all of our executive officers and directors as a group.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 55,668,174 ordinary shares outstanding as of February 28, 2025. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2025 or issuable pursuant to RSUs and PSUs that are subject to vesting and performance conditions expected to be satisfied within 60 days of February 28, 2025 to be outstanding and to be beneficially owned by the person holding the stock option, RSU or PSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami (1)	2,048,209	3.6%
Lior Shemesh (2)	171,753	*
Nir Zohar (3)	900,261	1.6%
Omer Shai (4)	569,578	1.0%
Yaniv Even Haim (5)	54,470	*
Shelly Meyer (6)	148,043	*
Gavin Patterson (7)	1,321	*
Ron Gutler (7)	43,817	*
Diane Greene (7)	16,379	*
Francesco de Mojana (7)	661	*
Allon Bloch (7)	14,393	*
Dierdre Bigley (7)	14,043	*
Ferran Soriano (7)	12,937	*
Mark Tluszcz (7)	26,358	*

All executive officers and directors as a group (14 persons)	4,022,223	6.9%
Principal Shareholders
Baillie Gifford & Co (8)	5,613,289	10.1%
BlackRock, Inc. (9)	2,905,895	5.2%
__________
* Less than 1%.
(1)    Shares beneficially owned consist of 797,442 shares and outstanding options to purchase 1,250,767 shares that are exercisable within 60 days of February 28, 2025. Excludes shares owned by Mr. Abrahami’s spouse, as to all of which shares Mr. Abrahami disclaims beneficial ownership.
(2)    Shares beneficially owned consist of 78,614 shares and 93,139 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2025.
(3)    Shares beneficially owned consist of 340,565 shares and 559,696 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2025. Excludes shares owned by Mr. Zohar’s spouse, as to all of which shares Mr. Zohar disclaims beneficial ownership.
(4)    Shares beneficially owned consist of 434,771 shares and 134,807 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2025.
(5)    Shares beneficially owned consist of 27,776 shares and 26,694 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2025.
(6)    Shares beneficially owned consist of 67,211 shares and 80,832 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2025.
(7)    Shares beneficially owned consist of shares and of shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2025 and RSUs that vest within 60 days of February 28, 2025.
(8)    This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, or BGC, with the SEC on February 12, 2025. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G/A, BGC has sole voting power over 4,104,407 shares and sole dispositive power over 5,613,289 shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.
(9)    This information is based upon a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 2, 2024. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. Pursuant to the Schedule 13G, BlackRock, Inc. has sole voting power over 2,690,455 shares and sole dispositive power over 2,905,895 shares.

Registered Holders
As of February 28, 2025, we had three holders of record of our ordinary shares in the United States. Those shareholders held in the aggregate 55,667,349 ordinary shares, representing 99.9% of the 55,668,174 outstanding ordinary shares as of February 28, 2025. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
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
The following is a description of our material-related party transactions since January 1, 2022.

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
The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving advance written notice of varying duration to the other party. We may also terminate an executive officer’s employment agreement for good reason (as defined in the employment agreement).
Equity Awards
Since our inception, we have granted a combination of options to purchase our ordinary shares, and/or PSUs, and/or RSUs to our officers and our directors. The award agreements evidencing such grants may contain acceleration provisions for unvested equity, which will vest immediately upon certain merger, acquisition, or change of control transactions, provided that such executive officer or director’s employment or engagement is terminated within a certain period of time following such merger or acquisition transaction, and in certain cases within a certain period of time prior to such transaction. We describe our equity plans under Item 6.B. “Directors, Senior Management and Employees—Compensation—2013 Incentive Compensation Plan.”

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
B.    Significant Changes
No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this annual report.

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
B.    Memorandum and Articles of Association
Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 55,902,430 shares are issued and outstanding as of March 14, 2025, and 9,478,559 are held in treasury. Our corporate purpose, as stated in Article 4 of our articles of association, is to engage in any lawful act or activity for which companies may be organized under the Companies Law.
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
However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the standard corporate tax rate.
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
The Investment Law was amended effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, referred to as Amendment 73. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. Amendment 73 introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
Tax Benefits under the 2011 Amendment
The 2011 Amendment cancelled the availability of the benefits granted under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is a company incorporated in Israel, that is controlled and managed from Israel, that is not fully owned by a governmental entity, and that is, among other things, an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export).
Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 16% unless the Preferred Enterprise was located in development area A, in which case the rate was 9% in 2014 until 2016. Since 2017 and thereafter, the corporate tax rate for a Preferred Company, which is located in development area A, was decreased to 7.5%, while the reduced corporate tax rate for other development areas remained 16%.
Dividends distributed out of income attributed to a Preferred Enterprise during 2014 and thereafter are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if such dividends are subsequently distributed to individuals or non-Israeli company a withholding of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).
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
In 2024, we generated taxable income in Israel, and we generally meet the conditions of a “Preferred Technological Enterprise.” Accordingly, our taxable income in Israel, should be subject to tax at the rate of 12% (and 7.5% with respect to income attributed to development area A).
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
Beginning in 2024, we applied to the Innovation Authority for approval to allow a tax deduction for most or all of our research and development expenses during the year incurred. There can be no assurance that such application will be accepted.
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
Excess Tax
Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 3% on annual income exceeding NIS 721,560 in 2024 and 2025, including, but not limited to, dividends, interest and capital gain. According to new legislation effective as of January 1, 2025, an additional 2% surtax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This new additional surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.
Taxation of our Shareholders
Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the gain from the sale of such shares was not attributed to a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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
In some instances, where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at the time of sale (i.e., resident certificate or other documentation required by the ITA).

Taxation of Non-Israeli Shareholders on Receipt of Dividends
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “Substantial Shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise, 20% if the dividend is distributed from income attributed to a Preferred Enterprise, and 4% under certain conditions, mainly if the dividend distributed to a non-Israeli corporation from income attributed to a Preferred Technological Enterprise provided that at least 90% of the distributing company is held directly by non-Israeli companies, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.
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
As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
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
Dividends paid to a U.S. Holder with respect to our ordinary shares generally will be treated as foreign source income that is “passive category income,” which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli taxes withheld on dividends may be credited against a U.S. Holder’s United States federal income tax liability or, at such U.S. Holder’s election, be deducted from its U.S. federal taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all such foreign taxes paid or accrued in the taxable year. Certain U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable. However, subsequent notice from the IRS has indicated that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent, they will be entitled to this credit or to a deduction in lieu of a credit.

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

Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, royalties, rents, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be classified as a PFIC for the taxable year that ended on December 31, 2024, or for the current taxable year. However, the determination of whether we are a PFIC is a factual determination that is made annually, after the close of the taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC for any taxable year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.
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
Foreign Currency Risk
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2024, approximately 66% of our revenues were denominated in U.S. dollars and approximately 34% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar and the Brazilian Real. In addition, in 2024, approximately 65% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 27% in New Israeli Shekels. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).
We collect payments from our users through various payment processors in multiple currencies. In most cases, our payment processors remit these funds to us in their original currencies without converting them to U.S. Dollars. We subsequently convert these currencies to U.S. Dollars or utilize them directly for our business operations as needed. Consequently, we are exposed to exchange rate fluctuations between these foreign currencies and the U.S. Dollar during the period between receipt and conversion or utilization of these funds. Even in instances where payment processors do convert customer payments to U.S. Dollars before remitting them to us, we may still incur currency conversion fees and remain subject to exchange rate risks in our global operations.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2024	0.3
2023	9.9
2022	4.0
2021	(6.0)
2020	(3.6)
The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS.
A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have increased (decreased) our net loss by approximately $45.5 million in 2024. We estimate that a 10% concurrent devaluation of the Euros, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos, Australian Dollar and Canadian Dollar against the U.S. dollar would have increased our net loss by approximately $56.4 million in 2024.
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
Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar. Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. As of December 31, 2024, we had $780.83 million of cash and cash equivalents, restricted deposits and marketable securities denominated in U.S. dollars and $332.46 million denominated in other currencies, primarily Israeli Shekel, Euro, British Pounds, Japanese Yen and the Brazilian Real.

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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure controls and procedures
Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes, in accordance with generally accepted accounting principles.
Attestation report of the registered public accounting firm
Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2024. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.
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
ITEM 16B.    CODE OF ETHICS
We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees, full-time contractors and service providers. A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department. Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver on our website. We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We did not grant any waivers under our code of ethics in 2024.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2023 and 2024:

	2024	2023
	(in USD thousands)
Audit Fees	1,085	1,093
Audit-Related Fees	24	31
Tax Fees	200	255
Total	1,309	1,379
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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During 2024, we repurchased 3,593,721 ordinary shares for an aggregate purchase price of $466.3 million under our repurchase programs authorized by our board of directors and announced in December 2023, February 2024 and July 2024. The table below provides detailed information.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31	1,289,311	$124.06	1,289,311	$281,355,893.76
February 1 – February 28	627,787	$129.59	627,787	$225,000,000.00
March 1 – March 31	—	$—	—	$225,000,000.00
April 1 – April 30	106,042	$121.36	106,042	$212,130,444.78
May 1 – May 31	1,570,581	$135.06	1,570,581	$—
June 1 – June 30	—	$—	—	$—
July 1 – July 31	—	$—	—	$200,000,000.00
August 1 - August 31	—	$—	—	$200,000,000.00
September 1 - September 30	—	$—	—	$200,000,000.00
October 1 – October 31	—	$—	—	$200,000,000.00
November 1- November 30	—	$—	—	$200,000,000.00
December 1 – December 31	—	$—	—	$200,000,000.00
Total	3,593,721	$129.75	3,593,721
(1) All ordinary shares were purchased pursuant to our publicly announced $300 million and $225 million repurchase plans.
In July 2024, our board of directors authorized a repurchase program under which up to $200 million was available to purchase our ordinary shares and/or Convertible Notes. In January 2025, we completed the entirety of the $200 million repurchase amount.

In February 2025, our board of directors authorized a new repurchase program under which up to $200 million was available to purchase our ordinary shares and/or Convertible Notes. The specific timing and amount of repurchases under the repurchase program, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties. The specific timing and amount of repurchases under the repurchase program for the $200 million program, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, regulatory authority or agreements with third parties.
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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers, employees, and full-time contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules, regulations and listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this annual report on Form 20-F.
ITEM 16K.    CYBERSECURITY
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management framework designed to protect the confidentiality, integrity, and availability of our critical systems and information.
Our information security controls and practices are certified against globally recognized standards: ISO 27001, ISO 27017, ISO 27701, ISO 27018, and SOC 2 Type II. These certifications demonstrate our commitment to better protect our platform and user data. Our commitment also extends to maintaining a PCI-DSS certification for payment transaction security, risk assessments, training for employees, and other safeguards and controls.
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
We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risks Related to Privacy, Data and Cybersecurity.” However, for the year ended December 31, 2024, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.
Cybersecurity Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to our audit committee oversight of cybersecurity and other information technology risks. Our audit committee oversees management’s implementation of our cybersecurity risk management program.
Our audit committee receives periodic reports from management on our cybersecurity risks. In addition, management updates our audit committee, as necessary, regarding cybersecurity incidents.
Our audit committee chair reports to the full board of directors regarding its activities, including those related to cybersecurity. Our audit committee chair also receives more specific briefings from management on our cybersecurity risk management efforts.
The company's cybersecurity policies, procedures, and strategies primarily are implemented by the company's information security department, which reports directly to the Chief Information Security Officer (CISO). Other personnel and departments in the company also assist with cybersecurity risk management, including but not limited to the company's technology organization.

Our management team, including the CISO, who holds over 20 years of experience in information technology and cybersecurity and has extensive experience in assessing, identifying, and managing cybersecurity-related risks and implementing cybersecurity-related policies and strategies, and the Chief Technology Officer, who has over 25 years of experience in information technology in connection with its cybersecurity process, are responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management framework and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes working in management roles related to cybersecurity, risk, and data privacy in various leading global companies and in military roles, as well as industry certifications such as ISC², CISSP, and MCSE.
Our management team stays informed about and monitors efforts designed to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools that we deploy.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See pages F-2 through F-67 of this annual report.
ITEM 19.    EXHIBITS
See exhibit index incorporated herein by reference.
ANNUAL REPORT ON FORM 20-F
INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for September 2024, filed on September 10, 2024)
2.1	Description of Registered Securities (filed herewith)
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)
4.2	Wix.com Ltd. 2013 Incentive Compensation Plan (as amended) (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)
4.3
Wix.com Ltd. 2013 Amended and Restated Employee Stock Purchase Plan (as amended) (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)

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

8.1	List of subsidiaries of the Registrant (filed herewith)
11.1	Wix.com Ltd. Insider Trading Policy (filed herewith)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm (filed herewith)
97.1	Wix.com - Policy for Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)
101.INS	XBRL Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                            Wix.com Ltd.

Date: March 21, 2025                By:    /s/ AVISHAI ABRAHAMI
    Avishai Abrahami
Co-Founder, Chief Executive Officer and Director

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Revenue recognition
Description of the Matter	As described in Note 2p to the consolidated financial statements, the Company derives its revenue from Creative Subscriptions and Business Solutions. The Company‘s revenue recognition process involves several applications responsible for the initiation, processing, and recording of transactions from the Company’s various sales channels, and the calculation of revenue in accordance with the Company’s accounting policy.

Auditing the Company's revenue from contracts with customers was challenging and complex due to the high volume of individually-low-monetary-value transactions and the dependency on the effective design and operation of multiple applications, some of which are custom-made for the Company’s business.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s revenue recognition process. For example, with the assistance of IT professionals, we tested the controls over the initiation and billing of new and recurring subscriptions, the provisioning of customers, cash to billings reconciliation and revenue recognition. We also tested the controls related to the key applications including access to the relevant applications and changes to the relevant systems.

We also performed substantive audit procedures that included, among others, testing the completeness and accuracy of the underlying data within the Company’s billing system, performing data analysis by extracting data from the system to evaluate the completeness and accuracy of recorded revenue and deferred revenue amounts, and testing a sample of cash to billings reconciliations.

We have served as the Company‘s auditor since 2007.

/s/ Kost Forer Gabbay &Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2025	A Member of EY Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Wix.com Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wix.com Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 21,2025 expressed an unqualified opinion thereon.
Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kost Forer Gabbay &Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2025	A Member of EY Global

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$660,939	$609,622
Short-term deposits	106,844	212,709
Restricted deposits	773	2,125
Marketable securities	338,593	140,563
Trade receivables	44,674	57,394
Prepaid expenses and other current assets	128,577	47,792

Total current assets	1,280,400	1,070,205

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	27,021	34,296
Property and equipment, net	128,155	136,928
Marketable securities	6,135	64,806
Intangible assets, net	22,141	28,010
Goodwill	49,329	49,329
Operating lease right-of-use assets	399,861	420,562

Total long-term assets	632,642	733,931

TOTAL ASSETS	$1,913,042	$1,804,136

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$47,077	$38,305
Employees and payroll accruals	143,131	56,581
Deferred revenues	661,171	592,608
Current portion of convertible notes, net	572,880	—
Accrued expenses and other current liabilities	63,246	76,556
Operating lease liabilities	27,907	24,981

Total current liabilities	1,515,412	789,031

LONG-TERM LIABILITIES:
Convertible notes, net	—	569,714
Deferred revenues	89,271	83,384
Deferred tax liabilities	1,965	7,167
Other long-term liabilities	16,021	7,699
Operating lease liabilities	369,159	401,626

Total long-term liabilities	476,416	1,069,590

Total liabilities	1,991,828	1,858,621

Commitments and contingencies	—	—

SHAREHOLDERS' DEFICIENCY:
Ordinary shares of NIS 0.01 par value - Authorized: 500,000,000 shares at December 31, 2024 and 2023; Issued 64,718,465 and 62,189,407 shares at December 31, 2024 and 2023, respectively; Outstanding: 56,107,932 and 57,172,595 shares at December 31, 2024 and 2023, respectively	107	110
Additional paid-in capital	1,840,574	1,539,952
Treasury shares at cost, 8,610,533 ordinary shares as of December 31, 2024 and 5,016,812 as of December 31, 2023	(1,025,167)	(558,875)
Accumulated other comprehensive income	7,242	4,192
Accumulated deficit	(901,542)	(1,039,864)

Total shareholders' deficiency	(78,786)	(54,485)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$1,913,042	$1,804,136

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2024	2023	2022

Revenues
Creative Subscriptions	$1,264,975	$1,152,007	$1,039,479
Business Solutions	495,675	409,658	348,187
	1,760,650	1,561,665	1,387,666
Cost of Revenues
Creative Subscriptions	213,422	215,515	251,587
Business Solutions	351,213	297,013	274,640
	564,635	512,528	526,227
Gross profit	1,196,015	1,049,137	861,439

Research and development, net	495,281	481,293	482,861
Selling and marketing	425,457	399,577	492,886
General and administrative	175,136	160,033	171,045
Impairment, restructuring and other costs	—	32,614	—

Total operating expenses	1,095,874	1,073,517	1,146,792

Operating income (loss)	100,141	(24,380)	(285,353)
Financial income (expenses), net	51,820	62,474	(183,513)
Other income (expenses)	(36)	(255)	1,023

Income (loss) before taxes on income	151,925	37,839	(467,843)
Income tax expense (benefit)	13,603	4,702	(42,980)

Net income (loss)	$138,322	$33,137	$(424,863)

Other comprehensive income (loss):

Unrealized gain (loss) from marketable securities, net	2,770	8,593	(10,756)
Unrealized gain (loss) on cash flow hedge, net	280	29,054	(21,643)

Other comprehensive income (loss) for the year, net	3,050	37,647	(32,399)

Total comprehensive income (loss)	$141,372	$70,784	$(457,262)

Basic net income (loss) per ordinary share	$2.49	$0.58	$(7.33)

Diluted net income (loss) per ordinary share	$2.36	$0.57	$(7.33)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional Paid-in	Treasury	Other Comprehensive	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Shares	Income (Loss), net	Deficit	Equity (Deficiency)

Balance as of December 31, 2021	57,254,189	$111	$994,795	$(199,997)	$(1,056)	$(648,138)	$145,715

Exercise of options, ESPP shares and vesting of RSUs	1,824,084	5	42,705	—	—	—	42,710
Share-based compensation	—	—	237,468	—	—	—	237,468
Purchase of treasury shares	(2,772,811)	(8)	—	(231,865)	—	—	(231,873)
Other comprehensive loss	—	—	—	—	(32,399)	—	(32,399)
Net loss	—	—	—	—	—	(424,863)	(424,863)

Balance as of December 31, 2022	56,305,462	$108	$1,274,968	$(431,862)	$(33,455)	$(1,073,001)	$(263,242)

Exercise of options, ESPP shares and vesting of RSUs	2,215,998	6	39,654	—	—	—	39,660
Share-based compensation	—	—	225,330	—	—	—	225,330
Purchase of treasury shares	(1,348,865)	(4)	—	(127,013)	—	—	(127,017)
Other comprehensive income	—	—	—	—	37,647	—	37,647
Net income	—	—	—	—	—	33,137	33,137

Balance as of December 31, 2023	57,172,595	$110	$1,539,952	$(558,875)	$4,192	$(1,039,864)	$(54,485)

Exercise of options, ESPP shares and vesting of RSUs	2,529,058	7	59,569	—	—	—	59,576
Share-based compensation	—		241,053	—	—	—	241,053
Purchase of treasury shares	(3,593,721)	(10)	—	(466,292)	—	—	(466,302)
Other comprehensive income	—	—	—	—	3,050	—	3,050
Net income	—	—	—	—	—	138,322	138,322

Balance as of December 31, 2024	56,107,932	$107	$1,840,574	$(1,025,167)	$7,242	$(901,542)	$(78,786)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income (loss)	$138,322	$33,137	$(424,863)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	25,246	20,492	16,611
Amortization	5,869	5,954	6,246
Share based compensation expenses	240,721	224,625	236,836
Amortization of debt issuance costs	3,166	4,194	5,213
Changes in accrued interest and exchange rate on short-term and long-term deposits	852	(2,415)	(86)
Non-cash impairment, restructuring and other costs	—	26,699	—
Amortization of premium and discount, accrued interest, and other gains (losses) on marketable debt securities, net	(13,381)	8,346	6,252
Remeasurement loss (gain) on marketable equity securities and investments in privately held companies	(2,536)	(30,608)	200,338
Changes in deferred income taxes, net	(5,196)	(8,784)	(57,865)
Changes in operating lease right-of-use assets	24,246	27,231	45,440
Changes in operating lease liabilities	(33,086)	(31,333)	(45,051)
Loss on foreign exchange, net	3,906	—	—
Decease (increase) in trade receivables	12,720	(15,308)	(11,719)
Increase in prepaid expenses and other current and long-term assets	(79,484)	(20,105)	(5,912)
Increase (decrease) in trade payables	11,967	(52,455)	(18,514)
Increase (decrease) in employees and payroll accruals	86,550	(29,532)	2,862
Increase in short-term and long-term deferred revenues	74,450	76,193	55,387
Increase in accrued expenses and other current liabilities	3,083	11,915	25,977

Net cash provided by operating activities	497,415	248,246	37,152

Cash flows from investing activities:

Proceeds from short-term and restricted deposits	276,697	625,495	644,809
Investment in short-term and restricted deposits	(170,332)	(297,917)	(766,021)
Investment in trading marketable debt securities	(267,209)	—	—
Investment in available-for-sale marketable debt securities	—	(6,732)	(202,611)
Proceeds from available-for-sale marketable debt securities	125,176	250,960	290,113
Purchase of property and equipment and lease prepayment	(17,813)	(63,021)	(68,554)
Capitalization of internal use of software	(1,523)	(3,028)	(2,110)
Proceeds from sale of marketable equity securities	22,148	68,671	51,596
Investments in privately held companies	(3,160)	(7,603)	(1,300)
Proceeds from (investment in) other assets	550	(111)	(580)

Net cash provided by (used in) investing activities	(35,466)	566,714	(54,658)

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Repayment of convertible notes	—	(362,667)	—
Purchase of treasury shares	(466,302)	(127,017)	(231,873)
Proceeds from exercise of options and ESPP shares	59,576	39,660	42,710

Net cash used in financing activities	(406,726)	(450,024)	(189,163)

Effect of exchange rate changes on cash and cash equivalents	(3,906)	—	—

Increase (decrease) in cash and cash equivalents	51,317	364,936	(206,669)

Cash and cash equivalents at the beginning of the year	609,622	$244,686	451,355

Cash and cash equivalents at the end of the year	$660,939	$609,622	$244,686

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$11,326	$12,410	$11,422

Interest received during the year	$36,346	$47,696	$23,727

Supplemental information for non-cash transactions

Right-of-use assets obtained in exchange for operating lease liabilities	$3,545	$255,690	$142,496

Non-cash purchase of property and equipment	$562	$3,750	$9,368

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

c.Foreign currency translation and transactions:

A substantial portion of the Company's financing activities, including equity transactions, cash investments, costs and revenues are generated in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and each of its subsidiaries operate. Thus, the functional and reporting currency of the Company is the U.S. dollar. Transactions and balances that are denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with the principles set forth in Accounting Standard Codification ("ASC") Topic 830, Foreign Currency Matters (“ASC 830").

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
e.Short-term deposits:

Short-term deposits consist of bank deposits with maturities over three months from the date of purchase and of up to one year. As of December 31, 2024 and 2023, the Company's deposits were mainly denominated in U.S. dollars and New Israel Shekels (NIS) and bore interest at weighted average interest rates of 5.9% and 6.6%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.Restricted deposits:

Restricted deposits consist of bank deposits with maturities of up to one year and are used as security for the rental of premises and for the Company's credit cards. As of December 31, 2024 and 2023, the Company's restricted deposits were denominated in U.S. dollars and bore interest at weighted average interest rates of 0.2% and 2.0%, respectively. Restricted deposits are presented at their cost, including accrued interest.

g.Marketable securities:

Marketable securities consist of investments in debt securities and equity securities with readily determinable fair values. The Company accounts for investments in marketable debt securities in accordance with ASC Topic 320, Investments - Debt Securities (“ASC 320”). The Company’s marketable debt securities consist of U.S. treasury bonds, sovereign bonds, municipal bonds and corporate bonds. Marketable debt securities are classified as available-for-sale (AFS) or trading at the time of purchase.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Available-for-sale debt securities are carried at fair value based on quoted market prices, with the unrealized gains and non-credit related losses reported in accumulated other comprehensive income (loss) in shareholders’ equity (deficiency). Realized gains and losses on sale of investments are included in financial income (expenses), net and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost of available-for-sale debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, together with interest on securities, are included in financial income (expenses), net.

The Company periodically evaluates its available-for-sale debt securities for credit losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. This evaluation considers factors such as the magnitude of the fair value decline relative to amortized cost, failure of the issuer to meet its payment obligations, credit ratings, and the overall risk profile of the securities. Any credit-related impairments are recognized as an allowance on the consolidated balance sheets with a corresponding loss in financial income (expense) income, net in the consolidated statements of comprehensive income (loss). During the years ended December 31, 2024, 2023 and 2022, credit loss impairments were immaterial.

The Company classifies certain investments in marketable debt securities denominated in foreign currency as trading securities. These investments are carried at fair value at each balance sheet date and any changes in the fair values are recognized in earnings, within financial income (expenses), net, in the consolidated statements of comprehensive income (loss).

The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date as well as the intended time of realization. Marketable debt securities with maturities of 12 months or less are classified as short-term, and marketable debt securities with maturities greater than 12 months are classified as long-term.

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
The carrying amounts of property and equipment are reviewed for impairment in accordance with ASC Topic 360, Property, Plant and Equipment ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying amount. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. During the year ended December 31, 2023, the Company recorded an impairment charge for certain leasehold improvements. See Note 17 for further information. No material impairments were recognized in the other periods presented.

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

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Under ASC Topic 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized, but rather is subject to impairment test at least annually. The Company elected to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill, by comparing the fair value of the reporting unit with the carrying amount of the reporting unit that includes goodwill. The Company may bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Company operates as one operating segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment at that level. The Company did not record goodwill impairment charges during any of the periods presented.

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

The carrying amounts of the Company’s equity investments in privately held companies without readily determinable market values as of December 31, 2024 and 2023 were $23,639 and $21,310, respectively.

During the years ended December 31, 2024, 2023, and 2022, the Company recognized unrealized gains of $0, $4,156, and $174, respectively, resulting from the revaluation of certain equity investments based on observable price changes. Impairments and unrealized losses recognized during the years ended December 31, 2024, 2023, and 2022 were $831, $400, and $3,000, respectively.

Cumulative unrealized gains on equity investments without readily determinable market values were $8,276 as of both December 31, 2024 and 2023. Cumulative impairments and unrealized losses as of December 31, 2024 and 2023 were $4,231 and $3,400, respectively.

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

Derivative instruments designated as hedging instruments:

The Company has instituted a foreign currency cash flow hedging program, to hedge the risk of overall changes in cash flows resulting mainly from foreign currency salary payments. The Company hedges portions of its forecasted salary payments denominated in NIS using options and forward contracts, that are designated as cash flow hedges as defined by ASC 815. For these derivative instruments, gains and losses are reported as a component of other comprehensive income (loss) and subsequently recognized in earnings with the corresponding hedged item. Cash flows related to these derivatives are classified in the consolidated statements of cash flows in the same manner as the underlying hedged transaction, typically within cash flows from operating activities.

The fair value of derivative assets designated as hedging instruments as of December 31, 2024 and 2023 totaled $9,088 and $14,068, respectively. The fair value of derivative liabilities designated as hedging instruments as of December 31, 2024 and 2023 totaled $0 and $5,374, respectively.

As of December 31, 2024 and 2023, the net unrealized gains (losses) related to foreign currency contracts designated as hedging instruments, that were accumulated in other comprehensive income (loss), were $9,035 and $8,717, respectively. These amounts are expected to be reclassified into earnings over the next 12 months.

As of December 31, 2024 and 2023, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $334,738 and $496,129, respectively. These contracts will expire over the next 12 months.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedging instruments in cash flow hedges discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Japanese Yen, Canadian Dollar, Australian Dollar and Israeli Shekel.

Gains and losses related to such derivative instruments are recorded in financial income (expenses), net. Cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

The fair value of derivative assets not designated as hedging instruments as of December 31, 2024 and 2023 totaled $4,056 and $991, respectively. The fair value of derivative liabilities not designated as hedging instruments as of December 31, 2024 and 2023 totaled $2 and $2,494, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded financial income (expenses), net, from economically hedge transactions, in the amount of $6,490, $(6,998) and $9,747, respectively.

As of December 31, 2024 and 2023 the notional amounts of foreign exchange forward and options contracts into which the Company entered were $185,563 and $36,779, respectively. These contracts will expire over the next 9 months.

m.Severance pay:

The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

The majority of the Company's liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law ("Section 14"). Under Section 14, employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's consolidated balance sheet.

Severance expense for the years ended December 31, 2024, 2023 and 2022 amounted to $24,969, $22,537 and $24,987, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
n.U.S. employees defined contribution plan:

The Company’s U.S. subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $23.0 per year (for certain employees over 50 years of age the maximum contribution is $30.5 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The U.S. subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2024, 2023 and 2022, the U.S. subsidiary recorded expenses for matching contributions in amounts of $1,687, $1,965 and $2,672, respectively.

o.Convertible Senior Notes:

The Convertible Senior Notes (also referred to as “Notes” or “Convertible Notes”) are accounted for in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options, as amended by ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40). The Company records the Convertible Notes at amortized cost as a single unit of account on the consolidated balance sheet, since they were not issued at a substantial premium and do not contain bifurcated embedded derivatives. The carrying value of the liability is represented by the face amount of the Convertible Notes, less debt issuance costs, adjusted for any amortization of issuance costs. Issuance costs are being amortized as interest expense over the term of the Convertible Notes, using the effective interest rate method.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
p.Revenue recognition:

The Company’s total revenues are comprised of revenues from Creative Subscriptions and revenues from Business Solutions. Creative Subscriptions revenues are primarily generated from the sale of monthly, yearly and multi-year premium subscriptions for the Company’s website solutions, including Wix Studio, as well as from the sale of domain name registrations. Business Solutions revenues are generated from the sale of additional products and services that are offered to users to help them manage and grow their business online. These products and services include, among others, Wix Payments, Google Workspace, Paid Ads, Email Marketing, and other applications sold through the Company’s App Market or elsewhere on its platform.

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

The Company's products and services are generally distinct and accounted for as separate performance obligations. Certain arrangements with customers contain multiple distinct performance obligations. For these arrangements, the Company allocates the transaction price to each performance obligation based on its relative stand-alone selling price (SSP). The Company generally establishes SSPs based on observable selling prices.

Creative Subscriptions

Revenues from premium subscriptions are recognized on a straight-line basis over the term of the contract, as these services generally have a consistent continuous pattern of transfer to the customer during the contract period.

The Company offers a 14-day money back guaranty ("Guaranty Period") on new premium subscriptions. The Company considers amounts collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenue recognition commences upon the expiration of the Guaranty Period.

Revenues related to the registration of domain names are recognized at a point in time upon the registration of the domain name, since that is when the Company transfers control and satisfies its performance obligation.

Business Solutions

Revenues related to subscriptions and software applications developed by the Company are primarily recognized over time. Revenues related to Google Workspace subscriptions, which are sold on a monthly or yearly basis, are recognized over the subscription period. These revenues are generally recognized ratably over the term of the contract, as the associated services have a consistent continuous pattern of transfer to the customer over the contract period.

Revenues related to Wix Payments, earned from processing payments, are recognized at the time of the transaction, and fees are determined based in part on a percentage of the Gross Payment Volume (“GPV”) processed plus a per transaction fee, where applicable.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Revenues related to third-party software applications are generally recognized at a point in time upon sale of the application, since that is when the Company completes its performance obligation to facilitate the transfer between the customer and the third party.

Principal versus agent considerations

The Company follows the guidance provided in ASC 606 for determining whether it is a principal (i.e., report revenues on a gross basis) or an agent (i.e., report revenues on a net basis) in arrangements with customers that involve another party that contributes to providing specified products or services to a customer. The Company determines whether the nature of its promise is to provide the specified products or services itself (as a principal) or to arrange for those products or services to be provided by the other party (as an agent), based on whether it controls the specified products or services before they are transferred to the end customer. In making this determination, the Company evaluates indicators such as which party is primarily responsible for fulfillment and has discretion in determining pricing. This determination is reviewed for each specified product or service promised to the customer and may involve significant judgment. Revenues generated from the sale of domain name registrations and the sale of certain integrated solutions, including Google Workspace and Wix Payments, are typically recorded on a gross basis, meaning the amounts billed to customers are recorded as revenues and expenses incurred are recorded as cost of revenues, since the Company has determined that it controls the specified products or services before they are transferred to the end customer. Revenues generated from the sale of third-party software applications are typically recognized on a net basis, as the Company has determined that it acts as an agent in these arrangements.

Deferred revenues

Contract liabilities consist of deferred revenues and primarily include payments received in advance of the Company’s performance under the contract. Deferred revenues are recognized as revenue when transfer of control to customers has occurred. The balance of deferred revenues, including current and long-term balances, as of December 31, 2024 and 2023 was $750,442 and $675,992, respectively. The change in the deferred revenues balance during the period primarily consisted of increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period. During the year ended December 31, 2024, the Company recognized approximately all of the revenue that was included in the current deferred revenues balance at the beginning of the period.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Trade receivables

The Company records trade receivables when it has unconditional right to consideration. An allowance for credit losses is recognized based on the Company’s evaluation of the collectability of accounts, which considers factors such as the nature and size of the customer, historical collection patterns, and the age of overdue invoices. The allowance for credit losses was not material for the periods presented.

Remaining performance obligations

The Company’s remaining performance obligations represent revenues that have not yet been recognized and include deferred revenues and unbilled amounts that will be recognized as revenues in future periods.

As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $794,201. As of December 31, 2024, the Company expects to recognize 83% of its remaining performance obligations as revenues over the next 12 months, and the remainder thereafter.

Disaggregation of revenue

The Company provides disaggregation of revenue based on Creative Subscriptions and Business Solutions classification on the consolidated statements of comprehensive income (loss) and based on geographic region (see Note 16), as it believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

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

As of December 31, 2024 and 2023, the amounts of deferred commissions were $3,617 and $4,125, respectively. Amortization expenses related to deferred commissions were immaterial during the periods presented.

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

Cost of business solutions revenue consists primarily of the allocation of bandwidth, hosting and support costs, and certain revenue share payments according to the Company’s agreements with certain third-party providers. It also includes costs related to payment processing, such as credit card interchange, network fees (charged by credit card providers), and third-party processing fees.

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

Capitalized software development costs are included in property and equipment, net in the consolidated balance sheets, and are amortized over the estimated useful life of the software, on a straight-line basis.

During 2024, 2023 and 2022, the Company capitalized $1,855, $3,395 and $2,741, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
u.Selling and marketing:

Selling and marketing expenses primarily consist of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements, personnel and related expenses, including share-based compensation and allocated overhead costs and are charged to the statement of comprehensive income (loss), as incurred. Advertising expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $175,595, $142,775 and $224,266, respectively.

v.Share-based compensation:

The Company has granted restricted share units (“RSUs”) and stock options vesting solely upon continued service, as well as performance-based awards, including performance stock units (“PSUs”), with vesting based on achievement of specified performance targets. In addition, the Company has granted share purchase rights under its Employee Stock Purchase Plan (“ESPP”), which is primarily available to active employees. The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation ("ASC 718"). Compensation cost for share-based awards is measured at the fair value on the grant date and recognized as expense using the straight-line method for service-based awards, and the accelerated method for performance-based awards, over the requisite service period. The Company estimates forfeitures at the grant date based on past experience, and revises its estimate if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company regularly estimates if and when performance-based awards will be earned and record expense over the estimated service period only for awards considered probable of being earned. Any previously recognized expense is reversed in the period in which an award is determined to no longer be probable of being earned.

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

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate model for determining the fair value for its share option awards and ESPP. The fair value of RSUs and PSUs is based on the closing market value of the underlying shares at the date of grant. The option-pricing model requires the Company to make several assumptions, including the Company’s share price, expected volatility, expected term, risk-free interest rate, and expected dividends.

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

The Company has historically not paid dividends and has no near-term plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option-pricing model.

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

z.Treasury shares:

The Company repurchased its ordinary shares and holds them as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity (deficiency).

aa.Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and restricted deposits, and marketable debt securities.

For cash and cash equivalents and short-term and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
ac.Impairment, restructuring and other costs:

Impairment, restructuring and other costs consist of impairment of right-of-use (“ROU”) assets and related leasehold improvements, employee severance costs, and other costs associated with restructuring and exit activities. Refer to Note 17 for additional information.

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

The Company did not receive government grants during the year ended December 31, 2024. During the years ended December 31, 2023 and 2022, the Company recognized grant proceeds from the Investment Authority of $137 and $535, respectively. No material grants from the IIA and EIC were received during the periods presented.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. During the year ended December 31, 2023, the Company recorded an impairment charge of $25,525 for certain ROU assets. See Note 17 for further information. No material impairments were recognized in the other periods presented.

Operating lease assets and liabilities are presented in the Company’s consolidated balance sheets in long-term assets and current and long-term liabilities.

af.Segment information:

The Company applies ASC Topic 280, Segment Reporting (“ASC 280"). Operating segments are defined as components of an entity for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, assessing financial performance, and allocating resources. As such, the Company has determined that it operates in one operating and reportable segment. Refer to Note 16 for additional information.

ag.Recent accounting pronouncements:

    Accounting pronouncements adopted in the year

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. This guidance became effective for the Company on January 1, 2024, and had no material impact on its consolidated financial statements. Refer to Note 2(af) and Note 16 for additional information.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
    Accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance requires enhancements and further transparency to certain income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This guidance will be effective for the Company for annual periods beginning after January 1, 2025, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Company is currently assessing the impact of this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement -Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance requires additional disclosure of certain costs and expenses within the notes to the financial statements. This guidance will be effective for the Company for annual periods beginning after January 1, 2027, and will be applied prospectively. Early adoption and retrospective application are permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements and related disclosures.

There have been no other recent accounting pronouncements, changes in accounting pronouncements, or recently adopted accounting guidance during the year ended December 31, 2024, that are of significance or potential significance to the Company.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3:- FAIR VALUE MEASUREMENTS
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables represent the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$450,398	$—	$—	$450,398
Marketable securities	282,384	62,344		344,728
Foreign currency derivative assets	—	13,144	—	13,144
Financial liabilities:
Foreign currency derivative liabilities	—	(2)	—	(2)

	$732,782	$75,486	$—	$808,268

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$533,854	$—	$—	$533,854
Marketable securities	22,721	182,648	—	205,369
Foreign currency derivative assets	—	15,059	—	15,059
Financial liabilities:
Foreign currency derivative liabilities	—	(7,868)	—	(7,868)

	$556,575	$189,839	$—	$746,414

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
ROU Assets and Related Leasehold Improvements
During the year ended December 31, 2023, ROU assets and related leasehold improvements with an aggregate carrying amount of $39,198 were written down to an aggregate fair value of $13,293, resulting in an impairment charge of $25,905. Refer to Note 17 for additional information. The fair value of these assets, which represents a Level 3 measurement, was estimated using an income approach based market participant expectations of future sublease income, taking into consideration the estimated time period it will take to obtain a sublease, the sublease rate, and the applicable discount rate, which are considered unobservable inputs.

Assets and Liabilities Measured at Fair Value for Disclosure Purposes Only
Convertible Notes
As of December 31, 2024 and 2023, the estimated fair value of the 2025 Convertible Notes was $555,738 and $522,531, respectively. The 2023 Convertible Notes were fully repaid on July 1, 2023. See Note 9 for further information. The fair value of the Convertible Notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted prices of the Convertible Notes in an over-the-counter market.
Other Assets and Liabilities
The carrying values of the Company’s financial instruments, other than those presented above, including cash and cash equivalents, short-term and restricted deposits, trade receivables, trade payables, employees and payroll accruals, and accrued expenses and other current liabilities, approximate fair values due to the short-term maturities of these instruments.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 4:- MARKETABLE SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses and fair value of the Company's marketable debt securities as of December 31, 2024 and 2023:

	December 31,
	2024				2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value

Available-for-sale debt securities:
U.S. Treasury and other U.S. government agencies securities	$1,997	$—	$(9)	$1,988	$9,235	$—	$(148)	$9,087
Debt securities issued by other governments	—	—	—	—	6,993	—	(94)	6,899
Corporate debt securities	62,706	(*)	(362)	62,344	173,456	10	(2,864)	170,602
	64,703	—	(371)	64,332	189,684	10	(3,106)	186,588
Trading debt securities (**):
Debt securities issued by other governments				280,396				—

Total	$64,703	$—	$(371)	$344,728	$189,684	$10	$(3,106)	$186,588
(*) Less than $1.
(**) Net unrealized losses from fair value changes on trading debt securities held as of December 31, 2024, amounted to $6,216.

The following tables present the fair values and unrealized losses of the Company's available-for-sale debt securities, that have been in a continuous unrealized loss position, categorized by the length of time, as of December 31, 2024 and 2023:

	December 31, 2024
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

U.S. Treasury and other U.S. government agencies securities	$1,988	$(9)	$—	$—	$1,988	$(9)
Corporate debt securities	55,458	(181)	6,135	(181)	61,593	(362)

Total	$57,446	$(190)	$6,135	$(181)	$63,581	$(371)

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 4:- MARKETABLE SECURITIES (Cont.)

	December 31, 2023
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

U.S. Treasury and other U.S. government agencies securities	$7,132	$(112)	$1,955	$(36)	$9,087	$(148)
Debt securities issued by other governments	6,899	(94)	—	—	6,899	(94)
Corporate debt securities	99,532	(1,405)	61,108	(1,399)	160,640	(2,803)

Total	$113,563	$(1,611)	$63,063	$(1,435)	$176,626	$(3,046)

The following table outlines the Company's available-for-sale debt securities by contractual maturities, as of December 31, 2024:

	Amortized Cost	Fair Value

Due within one year	$58,386	$58,197
Due between one and five years	6,317	6,135

Total	$64,703	$64,332

Amortized cost and fair value balances exclude accrued interest receivable on available-for-sale debt securities, which totaled $479 and $1,262 as of December 31, 2024 and 2023, respectively, and were included within prepaid expenses and other current assets in the consolidated balance sheets.

As of December 31, 2024, the Company did not hold any marketable equity securities. The fair value and unrealized gains of marketable equity securities held as of December 31, 2023, were $18,781 and $6,581, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 5:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2024	2023

Government authorities	$9,656	$10,696
Hedging transaction asset	13,144	6,572
Prepaid expenses	20,909	17,889
Receivables related to share-based awards (*)	72,265	6,266
Other current assets	12,603	6,369

	$128,577	$47,792

(*) Represent amounts due to the Company for tax payments made by the Company on behalf of employees and other beneficiaries in connection with the exercise of share-based awards.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 6:-    PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2024	2023
Cost:

Leasehold improvements	$129,326	$125,075
Computers, peripheral equipment and electronic equipment	40,804	44,356
Internal use software	12,974	11,119
Office furniture and equipment	8,521	8,645
Vehicles	289	270

	191,914	189,465

Less - accumulated depreciation	63,759	52,537

Depreciated cost	$128,155	$136,928

Depreciation expense related to property and equipment, net was included in the following line items in the consolidated statements of comprehensive income (loss):

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$2,722	$3,060	$3,533
Research and development, net	14,296	10,566	8,126
Selling and marketing	5,401	4,366	3,269
General and administrative	2,827	2,500	1,683

	$25,246	$20,492	$16,611

During 2024 and 2023, the Company recorded a reduction of $14,024 and $28,546 to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 7:-    INTANGIBLE ASSETS, NET

	December 31,
	2024	2023
Cost:

Technology	$28,819	$28,819
Customer relations	17,603	17,603
Non-Competition agreement	127	127
Customer data	12,043	12,043
Domain	552	552
Other intangible assets	291	291

	59,435	59,435

Less - accumulated amortization	37,294	31,425

Intangible assets, net	$22,141	$28,010

Estimated amortization expense for the years ended:

2025	$4,826
2026	4,243
2027	4,195
2028	3,603
2029	2,026
Thereafter	3,248

$22,141

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive income (loss):

	December 31,
	2024	2023	2022

Cost of revenues	$2,669	$2,669	$2,968
Selling and marketing	3,196	3,281	3,274
General and administrative	4	4	4

	$5,869	$5,954	$6,246

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 8:-    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2024	2023

Accrued expenses	$31,857	$36,706
Government authorities	31,387	31,982
Hedging transaction liability	2	7,868

	$63,246	$76,556

NOTE 9:-    CONVERTIBLE NOTES

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
NOTE 9:-    CONVERTIBLE NOTES (Cont.)

Conversion terms of the 2025 Convertible Notes:

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

b.During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

c.If the Company calls the Convertible Notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

d.Upon the occurrence of specified corporate events.

On or after February 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. During the year ended December 31, 2024, the conditions allowing holders of the 2025 Convertible Notes to convert were not met. The 2025 Convertible Notes were included within current liabilities in the consolidated balance sheet as of December 31, 2024.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 9:-    CONVERTIBLE NOTES (Cont.)
The Company may not redeem the 2025 Convertible Notes prior to August 21, 2023, except in the event of certain tax law changes. The Company may redeem for cash all or any portion of the 2025 Convertible Notes, at its option, on or after August 21, 2023, if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the 2025 Convertible Notes to be redeemed, plus accrued and unpaid special interest if any, to, but excluding, the redemption date.

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

The carrying amount of the liability is represented by the face amount of the notes, less total issuance costs, plus any amortization of issuance costs. The total issuance costs upon issuance of the notes were $15,712 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes. Interest expense is recognized at an annual effective interest rate of 0.56% over the contractual term of the notes.

The net carrying amount of the 2025 Convertible Notes were as follows:

	December 31,
	2024	2023

Principal original amount	$575,000	$575,000
Unamortized debt issuance costs	(2,120)	(5,286)

Net carrying amount	$572,880	$569,714

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 9:-    CONVERTIBLE NOTES (Cont.)
The Company recognized interest expense on the 2025 Convertible Notes as follows:

	Year ended December 31,
	2024	2023	2022

Amortization of debt issuance costs	$3,166	$3,148	$3,131

2025 Capped Call Transactions

In connection with the pricing of the 2025 Convertible Notes, the Company entered into capped call transactions (the “2025 Capped Call Transactions”) with certain of the purchasers of the Convertible Notes.

The 2025 Capped Call Transactions are purchased call options that give the Company the option to purchase the Company's ordinary shares, subject to anti-dilution adjustments substantially identical to those in the 2025 Convertible Notes. The 2025 Capped Call Transactions will expire in 2025, if not exercised earlier. The 2025 Capped Call Transactions are intended to offset potential dilution to the Company’s ordinary shares and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the Convertible Notes under certain circumstances described in the Capped Call Transactions. The 2025 Capped Call Transactions are separate transactions and are not part of the terms of the Convertible 2025 Notes.

As the Capped Call Transactions are considered indexed to the Company's shares and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheets. The Company paid an aggregate amount of $46,000 for the 2025 Capped Call Transactions. The amount paid for the 2025 Capped Call Transactions was recorded as a reduction to additional paid-in capital in the consolidated balance sheets.

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

The 2023 Convertible Notes had an initial conversion rate of 7.0113 Ordinary Shares per $1,000 principal amount (equivalent to an initial conversion price of approximately $142.63 per Ordinary Share), which was subject to adjustments in certain events. The conversion terms of the 2023 Convertible Notes were substantively similar to those of the 2025 Convertible Notes described above.
The total issuance costs upon issuance of the notes were $12,601 and were amortized using the effective interest method until the notes' conversion or maturity, as applicable. Interest expense was recognized at an annual effective interest rate of 0.58% over the contractual term of the notes, as follows:

	Year ended December 31,
	2024	2023	2022

Amortization of debt issuance costs	$—	$1,046	$2,082

2023 Capped Call Transactions

In connection with the pricing of the 2023 Convertible Notes, the Company entered into capped call transactions (the “2023 Capped Call Transactions”). These transactions were designed to reduce the potential dilution to the ordinary shares upon any conversion of the 2023 Convertible Notes and/or offset any cash payments the Company might be required to make in excess of the principal amount upon conversion under certain events. The 2023 Capped Call Transactions were considered indexed to the Company's shares and were equity classified. The cost of the 2023 Capped Call Transactions, totaling $45,338, was recorded as a reduction to additional paid-in capital in the consolidated balance sheets.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    LEASES

The Company has entered into operating lease agreements, primarily for office facilities located around the world. These leases expire at various dates through January 2044, including renewal options that are reasonably certain to be exercised. The Company's Headquarters Lease is its most significant lease.

The Company entered into a lease agreement for its corporate headquarters in April 2019 (the "Headquarters Lease"). According to the Headquarters Lease, the landlord constructed approximately 80,000 square meters (approximately 861,112 square feet) in Tel Aviv, Israel (the "Premises"), which are leased to the Company and serve as its corporate headquarters. The transfer of possession of the Premises to the Company took place in two phases, in 2022 and 2023. The initial lease term is 10 years, which commenced upon the transfer of possession of the first phase of the Premises. The Company has options to extend the lease for additional periods of up to 15 years, most of which are at its sole discretion and were included in the lease term for accounting purposes, as their exercise was determined to be reasonably certain. Lease payments under the Headquarters Lease are denominated in NIS and are linked to changes in the Israeli Consumer Price Index.

The components of lease expense were as follows for the periods presented:

	Year ended December 31,
	2024	2023	2022

Operating and variable lease cost	$42,080	$38,839	$36,679
Short-term lease cost	1,974	1,916	2,405

Total operating lease cost	$44,054	$40,755	$39,084

The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	December 31,
	2024	2023

Weighted average remaining lease term	17.93	17.88
Weighted average discount rate	5.8%	5.7%

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    LEASES (Cont.)

Cash payments related to operating lease liabilities for the years ended December 31, 2024, 2023 and 2022, were $31,583, $43,324, and $45,051, respectively.

The maturities of the Company’s operating lease liabilities were as follows:

Fiscal years ending December 31,	December 31, 2024

2025	$28,709
2026	38,437
2027	37,532
2028	37,789
2029	36,625
Thereafter	464,604

Total undiscounted lease payments	$643,696

Less imputed interest	$246,630

Total lease liabilities	$397,066

The Company subleases certain unused office space to third parties. Sublease income was immaterial for the years ended December 31, 2024, 2023 and 2022.

During the year ended December 31, 2023, the Company recorded an impairment charge of $25,525 for certain ROU assets. This impairment was attributed to leased office facilities that are no longer used for the Company’s business operation, part of which are being subleased. Refer to Note 17 for additional information. No material impairment was recognized during the year ended December 31, 2024.

During the years ended December 31, 2024 and 2023, the Company modified, or terminated, certain leases of office facilities in Ukraine due to the Russia-Ukraine conflict that began in February 2022. The Company also received certain rent concessions in connection with these leases. The impact on the Company's consolidated financial statements was immaterial.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11:-    COMMITMENTS AND CONTINGENT LIABILITIES

Legal contingencies:

As of December 31, 2024, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss or disclosure.

NOTE 12:-    SHAREHOLDERS' EQUITY

a.Ordinary shares:

The ordinary shares of the Company confer on the holders thereof voting rights, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.Treasury shares:

In September 2022, the Company's Board of Directors (the “Board”) authorized a share repurchase program allowing the Company to repurchase up to $300,000 of its ordinary shares and/or Convertible Notes. This repurchase program, as authorized by the Board, and approved by the Israeli court, provided the Company with the authority to make repurchases of its ordinary shares and/or Convertible Notes through July 4, 2023.

In July 2023, the Board authorized a share repurchase program allowing the Company to repurchase up to $500,000 of its ordinary shares and/or Convertible Notes. The initial repurchases pursuant to this repurchase program, as authorized by the Board and approved by the Israeli court, provided the Company with the authority to make repurchases of $300,000 of its ordinary shares and/or Convertible Notes through July 30, 2024. In February 2024, the Board increased this repurchase program by an additional $25,000.

In July 2024, the Board authorized a share repurchase program allowing the Company to repurchase up to $200,000 of its ordinary shares and/or Convertible Notes. Regulatory amendments passed earlier in 2024 eliminated the need for Israeli court approval for the Board-authorized repurchase programs, subject to certain conditions.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

During the year ended December 31, 2024, the Company repurchased 3,593,721 outstanding ordinary shares for $466,302. During the year ended December 31, 2023, the Company repurchased 1,348,865 outstanding ordinary shares for $127,017. During the year ended December 31, 2022, the Company repurchased 2,772,811 outstanding ordinary shares for $231,873.

As of December 31, 2024, the Company had fully completed the share repurchase programs approved by the Board in 2023 and 2022 and had $200,000 remaining under the share repurchase program authorized by the Board in July 2024. Refer to Note 18 for information on the completion of this program in January 2025 and authorization of a new share repurchase program in February 2025.

c.Share-based compensation:

In October 2013, the Board adopted a new Employee Shares Incentive Plan – the 2013 Incentive Compensation Plan, as amended from time to time, most recently on December 7, 2023 (the "2013 Plan"). The 2013 Plan provides for the grant of options, restricted shares, RSUs and PSUs.

Under the 2013 Plan, as of December 31, 2024, an aggregate of 4,330 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

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

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs, PSUs and employee share purchase rights issued pursuant to the Company's ESPP and recognized for the years ended December 31, 2024, 2023 and 2022 was comprised as follows:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$14,146	$15,013	$17,810
Research and development	126,462	119,482	120,581
Selling and marketing	38,755	41,277	38,714
General and administrative	61,358	48,853	59,731

Total share-based compensation expense	$240,721	$224,625	$236,836

Total unrecognized compensation cost amounted to $338,642 as of December 31, 2024, and is expected to be recognized over a weighted average period of approximately 2.50 years.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

d.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2024 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value

Balance at December 31, 2023	3,956,056	$97.93	4.93	$167,822

Granted	74,814	116.94
Exercised	(828,721)	60.41
Forfeited	(36,516)	127.07

Balance at December 31, 2024	3,165,633	107.86	4.38	355,730

Exercisable at December 31, 2024	2,937,959	105.47	4.13	337,444

Vested and expected to vest at December 31, 2024	3,158,931	$107.82	4.37	$355,108

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model. The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Expected volatility	58.16%-59.04%	59.91%	52.75%-59.08%
Expected dividends	0%	0%	0%
Expected term (in years)	5.10-5.16	5.05	4.93-5.03
Risk free rate	4.08%-4.45%	4.11%	1.81%-4.34%

The following table set forth the parameters used in computation of the ESPP for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Expected volatility	34.52%-43.55%	50.40%-67.14%	65.00%-77.20%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	4.84%-5.27%	5.17%-5.47%	0.60%-3.34%

A summary of options data for the years ended December 31, 2024, 2023 and 2022, is as follows:

	Year ended December 31,
	2024	2023	2022

Weighted-average grant date fair value of options granted, per option	$78.15	$84.97	$49.14
Total intrinsic value of the options exercised	$102,390	$19,450	$11,843

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2024:

Exercise price (range)	Options outstanding as of December 31, 2024	Weighted average remaining contractual term	Options exercisable as of December 31, 2024	Weighted average remaining contractual term
		(years)		(years)

0-20.94	24,484	5.17	18,544	4.01
20.95-30.66	356,962	1.12	356,962	1.12
30.67-55.86	396,565	2.12	396,565	2.12
55.87-61.95	470,901	3.12	470,901	3.12
61.96-100.6	225,722	6.06	216,781	6.03
100.61-102.67	408,825	4.12	408,825	4.12
102.68-138.62	463,558	7.28	273,698	6.94
138.63-143.13	408,254	5.14	408,254	5.14
143.14-260.88	388,725	6.09	365,792	6.09
260.89-353.09	21,637	6.01	21,637	6.01

	3,165,633	4.38	2,937,959	4.13

e.A summary of RSUs and PSUs activity for the year ended December 31, 2024, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2023	3,211,421	$105.77

Granted	1,939,025	136.21
Vested	(1,463,226)	120.23
Forfeited	(343,516)	110.67

Unvested as of December 31, 2024	3,343,704	$116.59

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant date fair value of RSUs and PSUs granted during the years ended December 31, 2023 and 2022 was $87.96 and $84.87 per share, respectively. The total fair value of RSUs and PSUs vested during the years ended December 31, 2024, 2023 and 2022 was $220,381, $126,599, and $82,992, respectively.

f.Comprehensive income (loss):

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the years ended December 31, 2024 and 2023:

	Year ended December 31, 2024
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$(3,096)	$7,288	$4,192
Other comprehensive income (loss) before reclassifications, net	2,780	(7,176)	(4,396)
Amounts reclassified from accumulated other comprehensive income (loss) to earnings:
Cost of revenues	—	360	360
Research and development, net	—	4,475	4,475
Selling and marketing	—	1,598	1,598
General and administrative	—	1,023	1,023
Financial expenses, net	(10)	—	(10)

Total accumulated other comprehensive income (loss), net	$(326)	$7,568	$7,242

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2023
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$(11,689)	$(21,766)	$(33,455)
Other comprehensive income (loss) before reclassifications, net	5,645	(12,556)	(6,911)
Amounts reclassified from accumulated other comprehensive income (loss) to earnings:
Cost of revenues	—	1,993	1,993
Research and development, net	—	25,160	25,160
Selling and marketing	—	8,997	8,997
General and administrative	—	5,460	5,460
Financial income, net	2,948	—	2,948

Total accumulated other comprehensive income (loss), net	$(3,096)	$7,288	$4,192

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Corporate tax in Israel:

The Israeli corporate tax rate was 23% for the years ended December 31, 2024, 2023 and 2022.

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

b.Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Domestic	$133,707	$25,408	$(486,294)
Foreign	18,218	12,431	18,451

Income (loss) before taxes on income	$151,925	$37,839	$(467,843)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    INCOME TAXES (Cont.)

	December 31,
	2024	2023
Deferred tax assets:

Net operating loss carryforward and credits	$6,574	$17,417
Operating lease liabilities	46,203	54,861
Research and development expenses carryforward	8,479	13,685
Share-based compensation	55,301	54,310
Depreciation differences	—	352
Accrued employees costs	4,780	4,138
Other	2,041	2,779

Deferred tax assets	123,378	147,542

Valuation allowance	(72,814)	(91,616)

Deferred tax liabilities:

Unrealized gains on marketable and other equity securities	766	5,277
Property and equipment	941	1,972
Operating lease ROU assets	46,897	52,502
Acquired intangible assets	2,154	2,057
Other	1,771	1,285

Deferred tax liabilities	$52,529	$63,093

Deferred tax liabilities, net	$1,965	$7,167

Deferred taxes are included in the consolidated balance sheets, as follows:

Long-term liabilities	$1,965	$7,167

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    INCOME TAXES (Cont.)

The Company periodically evaluates the realizability of its deferred tax assets based on available positive and negative evidence. A significant piece of objective negative evidence is its cumulative loss position for the three-year period ended December 31, 2024, which limits the ability to consider other subjective evidence, such as projected future taxable income. Based on this evaluation, the Company recognized a valuation allowance against most of its deferred tax assets as of December 31, 2024, concluding that, as of that date, it is more likely than not that these assets will not be realized.

d.Income tax expense (benefit) are comprised as follows:

	Year ended December 31,
	2024	2023	2022

Current	$12,650	$10,686	$14,917
Deferred	953	(5,984)	(57,897)

	$13,603	$4,702	$(42,980)

Domestic	$6,664	$538	$(55,456)
Foreign	6,939	4,164	12,476

	$13,603	$4,702	$(42,980)

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    INCOME TAXES (Cont.)

e.A reconciliation of the Company's theoretical income tax expense (benefit) to actual income tax expense as follows:

	Year ended December 31,
	2024	2023	2022

Income (loss) before taxes on income	$151,925	$37,839	$(467,843)

Statutory tax rate	23%	23%	23%

Theoretical income tax expense (benefit)	34,943	8,703	(107,604)

Change in valuation allowance	(18,717)	9,273	18,179
Share-based compensation	(740)	1,236	3,132
Non-deductible expenses and other permanent differences	2,146	(8,265)	939
Effect of subsidiaries with different tax rates	2,597	4,597	1,859
Preferred enterprise benefits	(14,881)	(7,709)	39,108
Income taxes related to prior years	1,336	(1,001)	(2,375)
Uncertain tax positions	6,068	(1,587)	3,894
Other	851	(545)	(112)

Income tax expense (benefit)	$13,603	$4,702	$(42,980)

f.Net operating loss carryforward:

As of December 31, 2024, the Company had carryforward operating losses totaling approximately $4,500, all of which are attributed to the U.S., of which $2,800 will expire by 2035 and $1,700 can be carried forward indefinitely. There are no carryforward operating losses attributed to Israel.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    INCOME TAXES (Cont.)

g.The Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). The Investment Law was significantly effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, referred to as Amendment 73. The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Similar to a “Beneficiary Company,” a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

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
NOTE 13:-    INCOME TAXES (Cont.)

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
In 2024, we generated taxable income in Israel, and in general, we meet the conditions of a “Preferred Technological Enterprise.” Accordingly, our taxable income in Israel, should to be subject to tax at the rate of 12% (and 7.5% with respect to income attributed to development area A).

i.Tax benefits for research and development:

Israeli tax law (section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the Company's business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    INCOME TAXES (Cont.)

ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the above mentioned benefit for the majority of its research and development expenses. From 2024, the Company intends to apply to the Innovation Authority for approval to allow a tax deduction for most or all of the Company’s research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

i.Pillar Two:

In December 2021, the Organization for Economic Cooperation and Development ("OECD") released the Pillar Two Model Rules (also referred to as the global minimum tax or Global Anti-Base Erosion ("GloBE") rules), which aim to ensure that multinational enterprises are subject to a minimum level of taxation in each jurisdiction where they operate. The rules establish a global minimum tax rate of 15%, calculated on a jurisdictional basis for companies with revenue exceeding €750 million. Several jurisdictions in which the Company operates have enacted legislation implementing these rules, with an effective date of January 1, 2024. The Pillar Two Rules did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2024. The Company will continue to monitor legislative developments and assess the potential impact on its financial statements.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    INCOME TAXES (Cont.)

j.Tax assessments:

In Israel, the Company has final income tax assessments through tax year 2019. In the US, the Company has final federal assessments through the tax year 2019 while 2021 is under an audit by the IRS.

k.Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2024	2023	2022

Opening balance	$1,802	$3,338	$5,669
Additions based on tax positions related to prior year	1,764	—	63
Additions based on tax positions related to current year	2,858	886	2,645
Decreases based on tax positions related to prior year	—	(2,422)	(5,039)

Closing balance	$6,424	$1,802	$3,338

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022

Bank charges	$(698)	$(628)	$(728)
Income (expenses) related to hedging activity	6,490	(6,998)	9,747
Amortization of issuance costs	(3,166)	(4,194)	(5,213)
Exchange rate loss	4,704	(1,499)	(6,403)
Net gain (loss) from equity securities	2,536	30,608	(200,338)

Total income (expenses)	9,866	17,289	(202,935)

Interest income	41,954	45,185	19,422

Total financial income (expenses), net	$51,820	$62,474	$(183,513)

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-    BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of the basic and diluted net income (loss) per share for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Numerator:

Net income (loss)	$138,322	$33,137	$(424,863)
Add: Interest expense on Convertible Notes (*)	3,166	—	—

Net income (loss) excluding interest expense on Convertible Notes	$141,488	$33,137	$(424,863)

Denominator:

Basic weighted-average shares used to compute net income (loss) per share	55,579,368	56,829,962	57,993,364

Weighted-average effect of dilutive ordinary shares:

Employee stock options and ESPP shares	1,513,986	1,039,744	—
RSUs and PSUs	1,433,269	533,331	—
Convertible Notes	1,426,748	—	—

Dilutive weighted-average shares used to compute net income (loss) per share	59,953,371	58,403,037	57,993,364

Basic net income (loss) per share	$2.49	$0.58	$(7.33)

Diluted net income (loss) per share	$2.36	$0.57	$(7.33)
(*) When the Convertible Notes are dilutive, the associated interest expense, net is added back to net income when calculating diluted net income per share.

Diluted loss per share for the year ended December 31, 2022 was the same as the basic loss per share, since there was a net loss for that period, and the inclusion of potential ordinary shares was anti-dilutive.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-    BASIC AND DILUTED NET INCOME (LOSS) PER SHARE (Cont.)

The following potentially dilutive shares were excluded from the diluted income (loss) per share calculations for the periods presented because their effect would have been anti-dilutive:

	Year ended December 31,
	2024	2023	2022

Employee stock options and ESPP shares	740,329	2,245,872	4,332,022
RSUs and PSUs	238,588	818,288	3,123,019
Convertible Notes	—	1,426,748	3,969,514

	978,917	4,490,908	11,424,555

NOTE 16:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.Wix is a leading, global, web development platform for millions of creators, delivering its solutions through a SaaS model. The Company generates revenues from Creative Subscriptions and Business Solutions, as disclosed in Note 2(p).

The Company operates in one operating and reportable segment. The Company’s CODM is its Chief Executive Officer, who utilizes consolidated measures of profit or loss to evaluate the Company's overall performance and inform resource allocation decisions. The measure of profit or loss most consistent with GAAP used by the CODM is consolidated net income (loss), as presented in the consolidated statements of comprehensive income (loss). This measure is primarily utilized to assess budget-to-actual variances and to compare against historical performance.

The Company’s significant segment expenses are those presented in the consolidated statements of comprehensive income (loss). No supplemental expense information beyond what is disclosed in these consolidated financial statements is regularly provided to the CODM. The measure of segment assets is total assets, as presented in the consolidated balance sheets.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 16:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.The following tables present total revenues for the years ended December 31, 2024, 2023 and 2022 and long-lived assets as of December 31, 2024 and 2023:

Revenues:

	Year ended December 31,
	2024	2023	2022

North America (*)	$1,056,916	$938,534	$819,245
Europe	440,521	380,495	350,200
Latin America	66,721	64,492	56,712
Asia and others	196,492	178,144	161,509

	$1,760,650	$1,561,665	$1,387,666

(*)    Includes revenue from the United States in amount of $974,546, $864,475 and $709,703 for 2024, 2023, and 2022, respectively.

Long-lived assets and ROU assets:

	December 31,
	2024	2023

Europe and Asia (*)	$516,499	$537,572
North America	11,517	19,918

	$528,016	$557,490

(*)    As of December 31, 2024 and 2023, long-lived assets and ROU assets located in Israel amounted to $495,354 and $513,557, respectively.

WIX LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17:-    IMPAIRMENT, RESTRUCTURING AND OTHER COSTS

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

The Company incurred total costs of $32,614 in connection with the Plan during the year ended December 31, 2023, which were included in impairment, restructuring and other costs in the statement of comprehensive income (loss). These costs were comprised of impairment of ROU assets and related leasehold improvements of $25,905, triggered by the Company's decision to cease using and marketing certain leased office facilities for sublease, employee severance costs of $4,504, and other associated costs of $2,205. Cash payments of $6,760 related to the Plan were made during 2023. As of December 31, 2023, the Company did not have any liabilities accrued related to the Plan.

NOTE 18:-    SUBSEQUENT EVENTS

In January 2025, the Company repurchased 868,026 outstanding ordinary shares for $200,000, completing the share repurchase program authorized by the Board in July 2024. In February 2025, the Board authorized a new repurchase program under which up to a total of $200,000 is available to purchase the Company’s ordinary shares and/or Convertible Notes. See Note 12(b) for more information.