Form 20-F
period 2025-12-31
Wix.com Ltd.
filed 2026-03-05
CIK 1576789

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had outstanding 54,989,523 ordinary shares, par value NIS 0.01 per share.
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
This annual report may include statistical, market and industry data and forecasts that we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and Item 3.D. “Key Information—Risk Factors” in this annual report.
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
We define certain terms used in this annual report as follows:
•    “Bookings” or “bookings” is a non-GAAP financial measure which includes cash receipts for creative subscriptions purchased by users as well as cash we collect from Business Solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Bookings is calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period.
•    “business solutions” means additional products and services, other than creative subscriptions, that are offered to our users to help them manage and grow their business online, such as communication tools, payment services, and marketing products.
•    “Business Solutions Revenue” and “Business Solutions Bookings” refer to all revenue or bookings, as applicable, generated from business solutions and exclude any revenue or bookings, as applicable, included under Creative Subscriptions Revenue or Bookings, respectively.
•    “Creative Subscriptions Revenue” and “Creative Subscriptions Bookings” refer to revenue or bookings, as applicable, generated from both Wix premium subscriptions, including premium subscriptions bundled with vertical solutions and domain name registrations, and other subscription based offerings, such as Base44, and exclude Business Solutions Revenue or Bookings, respectively. Our total revenue is comprised of Business Solutions Revenue and Creative Subscriptions Revenue. Our total bookings is comprised of Business Solutions Bookings and Creative Subscriptions Bookings.
•    “Partners” or “partners” means agencies, independent design professionals, freelancers, web design, development professionals, and other third parties, who either act as resellers of our solutions to their customers or use our platform to provide website building and maintenance services to their customers, while further customizing our solutions to suit the needs of their customers. We identify these third parties using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products typically used by partners (incl. Wix Studio).
•    “premium subscriptions” means our monthly, yearly and multi-year paid subscription plans for online solutions offered by Wix or Base44, purchased by a Registered User.
•    “Users,” “users,” “Registered Users,” or “registered users” means all individuals or entities that have registered with Wix or Base44, as identified by a unique email address provided by such individual or entity and have begun the website or application building process.

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
•risks associated with our AI Technologies (as defined below);
•risks associated with “vibe-coding” market and our Base44 offering;
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
•our ability to repurchase our ordinary shares and/or any convertible notes pursuant to our repurchase program or as required, including as a result of our “modified Dutch Auction” tender offer;
•our ability to comply with the terms the Credit Agreement (as defined below);
•our ability to raise capital when needed or on acceptable terms;
•risks related to acquisitions and investments, pricing decisions, pandemics, natural disasters and other catastrophic events;
•our ability to develop and introduce new products and services, such as Wix Harmony, as well as maintain existing and third-party products and services and ability to keep up with rapid changes in design and technology;
•our ability to attract and retain qualified employees and key personnel;

•our ability to attract a diversified customer base and increased competition;
•our ability to maintain compatibility of our platform and solutions with changes in third-party applications and changes to technologies used in our solutions;
•our ability to acquire and service small business users;
•risks related to cybersecurity incidents;
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
•future sales of our ordinary shares by directors, officers or large shareholders;
•risks related to our incorporation and location in Israel, including conflicts and hostilities in the area;
•our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;
•our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; and
•our ability to enter into new markets and attract new customer demographics, including our ability to successfully attract new partners and large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated.

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
Risks Related to Our Business and Our Industry
•    We may be unable to attract new registered users from which we can generate new premium subscriptions and additional business solutions, or attract partners that will sell our solutions to, or purchase our solutions on behalf of, their customers, or we may be unable to retain existing premium subscriptions, or increase the revenue we generate from each premium subscription.
•    We may fail to maintain and enhance the strength of our brand.
•    Our selling and marketing strategies and activities, and any adjustments we may make to our marketing strategy, may fail to generate new users or partners or fail to increase the revenue we generate from premium subscriptions to the levels we anticipate.
•We are subject to significant risks associated with our AI Technologies.
•We may fail to maintain a consistently high level of Customer Care.
•    We may be unable to generate significant revenues from sources other than our premium subscriptions, such as from our business solutions.
•    We may fail to evaluate our current business and future prospects for “vibe-coding,” in particular with respect to our Base44 offering.
•    We are subject to risks associated with international operations and the use of our platform in various countries, including emerging markets.
•Our operations in and connected to Ukraine have been and may continue to be materially impacted on a long-term basis.
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
•    Our ability to pay cash upon conversion or repurchase of the 2030 Convertible Notes (as defined below) may be limited.
•    The 2030 Convertible Notes may impact our financial results, result in the dilution of existing shareholders and create downward pressure on the price of our ordinary shares.
•    Restrictions in the Credit Agreement could adversely affect our financial condition and impact our business needs and plans.
•    We may be unable to raise capital when needed or on acceptable terms.
•    Our recent and future acquisitions and investments could result in operating difficulties and other harmful consequences.
•Our pricing decisions, including the introduction of AI credits, may fail to generate expected results and may adversely affect our ability to attract new users and retain existing users.
•Our business is subject to the risks of pandemics, natural disasters, and other catastrophic events, whether due to climate change or otherwise.
Risks Related to Our Market and Competitive Landscape
•We may fail to develop and introduce new products and services, maintain or enhance existing products and services, or keep up with rapid changes in design and technology, including developments using AI.
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
Risks Related to Privacy, Data and Cybersecurity
•We and our third-party providers are exposed to cybersecurity risks and incidents.
•We may fail to comply with data privacy and protection laws and regulations, as well as our contractual data privacy and security obligations to third parties and to our users and their users, and the use and adoption of our services may be limited due to growing awareness of data privacy and protection laws.
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
•The development and integration of AI into our offerings may present various risks, including regulatory and legal risks, and result in reputational harm, liabilities or other adverse consequences to our operations.
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
Risks Related to Our Ordinary Shares
•Our share price may be volatile and may fluctuate substantially, including due to (i) any failure to meet financial guidance or repurchase our ordinary shares and/or convertible notes pursuant to our repurchase program, (ii) sales of our ordinary shares by directors, officers or large shareholders, (iii) actions of activist shareholders, (iv) our ability to maintain our foreign private issuer status, (v) risks of being treated as a controlled foreign corporation or passive foreign investment company for U.S. federal income tax purposes, and (vi) provisions of Israeli law and our articles of association that may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
Risks Relating to Our Incorporation and Location in Israel
•Conditions in Israel could materially and adversely affect our business, including (i) the obligations of personnel to perform military service, (ii) differences in Israeli law compared to laws of other jurisdictions, (iii) the continued availability of local tax benefits, (iv) the effects of the conflict throughout the region, including war and hostilities between Israel and its neighboring countries and regions, and its potential escalation, and (v) difficulties enforcing a U.S. judgment against us or assert U.S. securities laws claims in Israel.
For a more complete discussion of the material risks facing our business, see below.

Risks Related to Our Business and Our Industry
Our results of operations and future revenue prospects will be harmed if we are unable to attract new registered users from which we can generate new premium subscriptions and additional business solutions or attract partners that will sell our solutions to, or purchase our solutions on behalf of, their customers, or if we are unable to retain existing premium subscriptions or increase the revenue we generate from each premium subscription.
We primarily generate revenue through the sale of premium subscriptions and additional business solutions. The growth of our premium subscriptions base is mainly impacted by our ability to attract new registered users to our platform and the rate at which they upgrade our free offering of web and application development, design and management solutions to premium subscriptions, as well as our ability to attract partners that will purchase our solutions for their use or sell our solutions to, or purchase our solutions on behalf of, their customers.

The growth of our premium subscriptions base is further impacted by our ability to retain and renew our existing subscriptions. The renewal rate of premium subscriptions also significantly impacts the overall number of premium subscriptions and, as a result, our revenues. One of the key drivers of renewal rates is whether premium subscriptions are for longer or shorter periods than one year. Premium subscriptions renewing on a yearly or multi-year basis allow for fewer opportunities of failure to renew such subscription compared to monthly subscriptions, whether deliberately or through failure to update payment information upon expiration. As of December 31, 2025, yearly and multi-year premium subscription packages constituted approximately 83% of all premium subscriptions. Substantially all of our premium subscriptions renew automatically at the end of each subscription period unless users actively disable the automatic renewal of their subscription in advance or if we are unable to renew their subscription.
We further increase the revenue we generate from premium subscriptions by offering additional business solutions tailored for more specific business needs and also by increasing the price of our premium subscriptions.
A number of factors could impact our ability to attract partners or other users from which we can generate new premium subscriptions, as well as our ability to retain our existing premium subscriptions, and to increase revenue from such premium subscriptions including through the adoption of our business solutions. These factors include:
•the quality, reliability, security, integrity, functionality, and design of our platforms compared to other similar solutions and services;
•our ability to develop required new technologies or offer new and relevant third-party products and service offerings to our users, such as Wix Harmony and other technologies which incorporate AI;
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
•the introduction and adoption of new pricing models for products and services that incorporate AI Technologies, such as the use of AI credits, which may increase costs and affect user purchasing behavior, perceived value, and overall demand for our solutions;
•our ability to develop and offer a fully optimized mobile experience for our users;
•our ability to bundle certain solutions into an attractive subscription package, and the variety of the subscription packages and business solutions we offer;
•the reliability and availability of our Customer Care and account management services to provide the proper support required by our registered users and partners;
•the perceived or actual quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime, diminished website and application performance and loading times;
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

•the long-term strategic decisions we make which may not maximize our short-term revenue or profitability;
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
If we are unable to maintain and enhance the strength of our brand, or if events occur that damage our reputation and brand, our ability to expand our base of users and partners and premium subscriptions and to grow our revenues from the sale of such subscriptions and other products may be impaired, and our business and financial results may be harmed.
We believe that maintaining, promoting and enhancing the Wix, and other brands we operate, is critical to expanding and retaining our base of users that may purchase premium subscriptions and business solutions over time, as well as to our partners who sell our solutions to, or purchase our solutions on behalf of, their customers, or for their own uses. In addition to paid promotions, our Wix and our other brands are promoted through free sources, including customer referrals, word-of-mouth and direct searches for our “Wix” name or our other brands, or web presence solutions, in search engines. The strength of the “Wix” brand is also essential to maintaining our cost-efficient marketing strategy. The following factors and events may contribute to our inability to maintain and enhance our brands, or damage our business, reputation and brands:
•any local or global unfavorable media coverage or negative publicity about our industry or our company, including as a result of doubts as to the continued viability of the industries we operate in, in light of AI advancements, or litigation, unwanted scandals, publicized conflicts, or hostilities between Israel and its neighboring countries and regions, and any potential escalation of the conflict throughout the region;
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
•our ability to provide high-quality, well-designed, useful, reliable, secure, data privacy protective, accessible, innovative, relevant and competitive solutions and services, including through AI driven tools, which we may not do successfully or may not do as successfully as our competitors;
•our ability to develop solutions and products that meet the design and technological needs of our partners and tech savvy users, such as our AI agents and other tools and Wix Studio, as well as the needs of users with more basic technological skills, such as Wix Harmony;
•introduction of new terms of use or policies that users perceive unfavorably;
•introduction of new pricing models, including those that propose AI credits or similar usage models, that may be perceived negatively;
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
•our ability to promote new brands we acquire may prove unsuccessful and may create negative perceptions about our native brands;

•certain third-party providers that our users rely on, may discontinue their engagement with us, which could have an adverse effect on our reliability and reputation;
•errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platforms, including the products and solutions we license from third parties, may harm our reputation and brand, especially if these errors occur when we introduce new services or features, all of which may reduce our revenues;
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
•any allegation that we have neglected public commitments regarding our environmental, social, and governance (“ESG”) and human capital management initiatives, including if we do not adapt to or comply with expectations, standards, and regulations, regardless of whether there is a legal requirement to do so; and
•if our users, partners, or third parties with whom we work violate applicable laws or our policies, or act in a manner that could negatively implicate us, those violations and actions could result in other liabilities for us and could harm our business, reputation, and brands.
If our reputation is harmed, we may be unable to sell our products and solutions, including through partners who may be less inclined to offer our services to their customers. If we fail to successfully promote and maintain the Wix, or other brands we operate, or if we incur excessive expenses in this effort, our business and our financial results may be adversely affected.
Our results of operations would be adversely affected if our selling and marketing strategies and activities fail to generate new users or partners that purchase premium subscriptions and business solutions or fail to increase the revenue we generate from each premium subscription to the levels we anticipate.
We acquire new registered users, who may purchase premium subscriptions and business solutions over time, through paid marketing channels, such as cost-per-click (“CPC”) advertisements on search engines, social networking sites and through our affiliate program, targeted and generic banner advertisements on other sites, and social network influencers who promote the platforms we operate. In addition, premium subscriptions are also acquired through the selling and marketing activities of our sales and account management teams that targets partners, who may purchase a higher volume of premium subscriptions to sell to their customers, including through incentivizing partners through revenue sharing programs, as well as to enterprise-level users who purchase premium subscriptions and other services for their own needs. Our selling and marketing activities also focus on increasing revenues from existing premium subscriptions by offering complementary business solutions. We may also invest a portion of our marketing expenses on more traditional advertising and promotion of our brand, including through sponsorships with professional sports franchises and others.
In 2025, 2024 and 2023, advertising expenses were $243.6 million, $175.6 million and $142.8 million, respectively, representing 12%, 10% and 9% of our revenues, respectively.
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
A number of factors could impact our ability to succeed in our sales and marketing strategy and execution and to generate the return on marketing that we expect, including:
•if we fail to accurately predict user acquisitions or interest or to estimate the conditions and behaviors that drove historical user behavior, in particular during turbulent global macroeconomic times that lead to inflation or supply chain challenges, such as the global impact of the hostilities between Israel and its neighboring countries and regions (and any potential escalation of the conflict throughout the region) and between Russia and Ukraine, or changes to international trade policies and tariffs;
•if we lose access to one or more of the paid marketing channels we utilize and other marketing channels, such as social media influencers, for any reason, including the costs of advertising becoming prohibitively expensive or political or other backlash including as a result of hostilities between Israel and its neighboring countries and regions, we may not be able to promote our brand effectively, which could limit our ability to grow our business;
•privacy and AI regulations may restrict our ability to collect, use, or target user data for marketing purposes; restrictions on email marketing, cookies, or digital advertising can also reduce campaign effectiveness;
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
•if competitors increase their marketing spend, introduce innovative campaigns, or offer aggressive pricing or promotions, our own marketing impact may be diluted;
•if AI alternatives to internet search methods disrupt traditional search engine models by changing the way information is accessed, organized, and presented to users; user behavior may be altered, market dynamics may shift, our marketing strategies may be unsuccessful, and the levels of organic or free traffic to our site may be reduced;
•if our user acquisition strategy in targeting a smaller number of higher-intent users rather than a larger base of lower-intent users is unsuccessful;
•if we are unable to adapt to changes in how users consume media or deploy emerging marketing channels, such as those that incorporate AI-technologies, we may not be successful in reaching desired audiences;
•if our sales and marketing efforts and campaigns to partners or new user demographics, such as users of our Base44 offering, are unsuccessful; and
•if we experience an unexpected increase in the marginal acquisition cost of new registered users.
If we fail to achieve our marketing return on investment targets within the timeframe we expect and if our rates of premium subscription acquisitions and revenue per subscription fail to meet market expectations, any of these could have a material adverse effect on our results of operations and share price.
Our use, development, adoption, deployment and maintenance of AI Technologies may present significant risks, which could result in increased costs, litigation, reputational harm and liability.
We use both internally and third-party developed AI, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models, (collectively, “AI Technologies”) throughout our business, and are constantly working on expanding our AI capabilities, internally and through collaborations with vendors, including through improvements to our existing AI Technologies, as well as through development of new products and features. For example, we use AI Technologies as part of our product offering, and to improve our internal workflows and development velocity. We also are developing and deploying agentic AI systems that operate with greater autonomy, which presents additional risks, including unintended or unauthorized actions and increased difficulty predicting, supervising, and controlling agentic behavior.

We have incurred increased costs for developing AI Technologies and expect that increased investment will continue to be required in the future to continuously improve our use of AI Technologies, which may include acquisitions of companies with AI Technologies that we need. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying AI Technologies, and there can be no assurance that the usage of or our investments in AI Technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. In particular, if the models underlying our AI Technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased, infringing, or otherwise poor quality data, the performance of our services and business, as well as our reputation and the reputations of our users, could suffer. If we fail to successfully and meaningfully develop, adopt, use, differentiate and maintain AI capabilities into our internal operations, effectively manage the related risks or if we are unable to improve productivity, enhanced customer experience or accelerated innovation, our growth and competitiveness could suffer.

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving and unproven in many industries, including in the industries in which we operate, and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate.

In addition to our proprietary AI Technologies, we incorporate AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. Certain of our competitors may be able to procure lower-priced third-party AI Technologies which are unavailable to us. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing or prohibitively expensive to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

We also incorporate generative AI Technologies (i.e., AI Technologies that can produce and output new content, software code, data and information) into our solutions and internal business practices. There is a risk that generative AI Technologies could produce inaccurate or misleading content or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, nonsensical, or factually incorrect results, all of which could harm our reputation, business, or customer relationships. While we take measures designated to ensure the accuracy of such AI generated content, those measures, including those taken by third parties, may not always be successful, and in some cases, we may need to rely on end users to report such inaccuracies. While some providers of AI Technologies offer to indemnify their end users for any copyright or other intellectual property infringement claims arising from the output of their AI Technologies, we may not be successful in adequately recovering our losses in connection with such claims.

In addition, we may experience difficulties in enforcing the intellectual property rights in output generated by generative AI Technologies. The United States Copyright Office has previously denied copyright protection for content generated by AI Technologies, and the United States Patent and Trademark Office has similarly stated that an AI tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by AI Technologies. The Supreme Court of the United Kingdom has reached a similar conclusion, stating that AI systems cannot be named as an “inventor” for UK patent law purposes.

Further, if we are deemed to not have sufficient rights to the data we, or third parties, may use to train our generative AI Technologies, we may be subject to litigation by the owners of the content or other materials that comprise such data, similar to the litigation that is currently pending in various U.S. courts against other developers of generative AI Technologies, and in which the outcome of such litigation is uncertain.

In certain cases, we may have trained our models for our generative AI Technologies on open source datasets. We cannot be certain that the licensors of such open source datasets had sufficient rights in the underlying data to be able to make them available under an open source license. Use of such open-source generative AI Technologies could introduce inaccuracies or vulnerabilities that we are unable to anticipate, detect, or control. If the licensor for such open-source generative AI Technologies developed their models by training on data that was inaccurate, biased or for which it did not have the appropriate rights, we could be subject to claims or lawsuits, including for infringement of third-party intellectual property. Sophisticated attackers may exploit vulnerabilities in open-source generative AI Technologies to obtain access to our or our customers’ sensitive data or alter the outputs or results. In addition, our usage of open-source generative AI Technologies may require us to license our data or intellectual property to third parties and limit our ability to protect our intellectual property rights or proprietary data.

If we fail to maintain a consistently high level of Customer Care, our brands, business and financial results may be harmed.
We believe our focus on customer care is critical to retaining, expanding and further penetrating our user base, as well as converting registered users into purchasing premium subscriptions and adopting our business solutions. As a result, we have invested in the quality and training of our Customer Care operations and call center personnel in many of our global locations and through our outsourced offshore Business Process Outsourcing (“BPO”) teams. We have also incorporated AI Technologies to improve the quality, scalability and productivity of our Customer Care operations, which may also carry regulatory, legal, business, reputational and financial risks.
If we are unable to maintain a consistently high level of Customer Care, including throughout our different customer care teams globally and our offshore BPO teams which may not be as highly-trained, in particular given the growing scope, complexity and diversity of our solutions, if our technological capabilities and different methods of communication with our users, including those that incorporate AI, prove inaccurate, inconsistent, incomplete, may fail to appropriately address complex or urgent customer issues, or are inadequate in supporting our users who prefer human interaction or other methods of interaction than we provide, and if we fail to provide partners with the levels of support they anticipate, we may lose existing registered users and partners, may be unable to generate premium subscriptions from such user base or increase our sales of business solutions to our existing premium subscribers, may be exposed to legal or regulatory risks if material issues are not properly addressed, and may not be successful at maintaining and expanding our partners demographic. If we fail to maintain adequate Customer Care and ease the use of our platforms’ functionality in accordance with our users’ needs, our reputation, financial results, and business prospects may be materially harmed.
Our future prospects may be adversely affected if we are unable to generate revenue from sources other than our premium subscription packages, which comprise a majority of our Creative Subscriptions Revenue.
In addition to Creative Subscriptions Revenue, we generate Business Solutions Revenue from additional products and services that are offered to our users to enhance their digital presence, including email services through Google Workspace, applications sold through our App Market or elsewhere on our platform or on platforms operated by our subsidiaries, and from revenue sharing agreements we have for the sale of payments services through Payments by Wix, paid ad campaigns, shipping services, and other solutions. Our ability to increase Business Solutions Revenue from sales made by our e-commerce users is affected by the scope and volume at which such users are able to sell their merchandise and services through our platform. We cannot offer any assurances that Business Solutions Revenue will gain user adoption, continue to grow at a similar pace as in prior years, that our e-commerce users will continue to be successful, or that sales of the business solutions we may offer in the future will be a significant part of our revenues. Material changes in our agreements with certain providers may significantly affect our ability to generate revenue from sources associated with such providers. If we do not succeed in selling these solutions, our future prospects may be adversely affected.
Our short operating history in the newly-developing “vibe-coding” market, in particular with respect to our Base44 offering, might make it difficult to evaluate our current business and future prospects in this market, and may increase the risk that we will not be successful.

In June 2025, we acquired Base44, an Israeli early-stage startup, which offers an AI-powered platform enabling users to build fully functional web and mobile applications via natural-language prompts, automatically generating front-end, back-end, databases, authentication and deployment infrastructure, without the need for manual coding, a method known as “vibe-coding.”

The market for intuitive, AI-driven web application development tools is at an early stage, and it is uncertain whether sufficient user adoption or market acceptance will develop to support our continued investment in Base44.

Additionally, the costs associated with developing, maintaining, and scaling AI-driven platforms like Base44 are substantial and may not subside in a timely manner. These costs include ongoing investments in computing infrastructure and AI-related costs, marketing to new user demographics to which we are not accustomed to market to, data acquisition, and specialized talent. If the underlying concept fails to gain traction, if we are unable to monetize Base44 at a level that offsets these high costs, or if industry pricing pressures or competition, in particular from the dominant LLM developers, limit our ability to generate revenue, Base44 may not become profitable and could negatively impact our overall financial performance.

If we are unable to successfully manage these risks, our business, financial condition, and results of operations could be materially and adversely affected.

Our business is susceptible to risks associated with international operations and the use of our platforms in various countries, including in emerging markets.

We currently have users worldwide, and we expect to continue to increase the volume of our operations worldwide in the future. However, our operations in various countries subject us to risks which may include:
•difficulties related to contract enforcement, including our terms of use;
•compliance with foreign laws and regulations applicable to cross-border operations including accreditation, requirements to do business, export controls, anti-money laundering and bribery, copyright, consumer protection, online advertising, emerging AI regulations, and liability of Internet service providers, some of which may be conflicting; data privacy and data localization laws that may require, for example, that user data and data of our users’ consumers be stored and processed in a designated territory;
•customization of our services and business solutions to be compliant with local laws and regulations applicable to our users and their customers, including requirements to form joint ventures or other partnerships with local entities;
•lower levels of internet use in certain geographical locations;
•lower levels of adoption of AI Technologies which can render our solutions incompatible with certain markets;
•tax consequences and customs changes, including the complexities of foreign value-added tax (or other tax) systems, transfer pricing, and treaties;
•uncertain legal, political and economic climates and increased exposure to global political, economic, and social risks that may impact our operations or our users’ operations, including the impact of global health emergencies, supply chain disruptions, terrorism, war, including the hostilities between Israel and its neighboring countries and regions (and any potential escalation of the conflict throughout the region), and between Ukraine and Russia, natural disasters and other foreign events;
•currency exchange rates and changes to free trade agreements, trade protection measures, tariffs, restrictions related to foreign exchange controls, export compliance, economic sanctions measures, qualification to transfer business and additional regulatory requirements;
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
Our operations in and connected to Ukraine have been, and may continue to be materially impacted on a long-term basis as a result of the ongoing war initiated by Russia in Ukraine, and our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy resulting from the war in Ukraine.
We have had operations in Ukraine since 2013. As of the year ended December 31, 2025, we engaged 594 contractors in Ukraine, as well as 11 employees, primarily focused on research and development activities and Customer Care. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, we assisted many of our Ukrainian team members to leave Ukraine, and those team members have relocated to other countries, primarily Poland, or have relocated within Ukraine. In addition to a significant number of personnel and operations in Ukraine, we also lease office space in a number of cities in Ukraine, all or some of which may be damaged or destroyed as a result of the attack against Ukraine. We are actively monitoring and enhancing the security of our people and their families and the stability of our infrastructure, including communication methods, physical assets, electricity, and internet availability and handling potential impacts to our development infrastructure. However, we cannot assure that our efforts to maintain stability will not affect our business.

Additionally, the conflict between Ukraine and Russia has led to sanctions being levied by the United States, the European Union, the United Kingdom, and other countries against Russia, Belarus, and certain Russian occupied regions in Ukraine, has led to and could lead to significant market and other disruptions, including significant volatility in commodity prices, instability in financial markets, supply chain interruptions, political and social instability, and increases in cyberattacks, all of which have impacted and could continue to impact our business, and our Ukraine operations for an unknown period of time. In response to these sanctions, in March 2022, we discontinued our commercial operations in Russia and in 2024 restricted Russia-based users from accessing the Wix platform.

Although the severity, duration and geographic scope of the ongoing war are highly unpredictable, the war in Ukraine could materially disrupt our operations in and connected to Ukraine and other parts of the world affected by the war, including due to lower morale of our teams in the area, increased levels of our personnel being drafted into military duty, which may lead to disruption of our operations and productivity of our personnel.
We are exposed to risks, including security risks, associated with payment processing and the provision of financial services, particularly in relation to payment transactions processed through Wix Payments, which may subject us to regulatory requirements, contractual obligations, and other risks that could be costly and difficult to comply with or that could harm our business.
We accept payments from our users, primarily through credit and debit card transactions and alternative payment methods, and facilitate payment collection by our users from their customers through Payments by Wix, our payment service, which enables our users to accept payments for goods and services sold online and in-person to their customers, from a variety of payment providers, on major credit and debit cards, and alternative payment methods. This includes Wix Payments, our proprietary payment service, as well as third-party payment processors.
We are subject to a number of risks related to our ability to receive payments from our users, and our facilitation of payment processing of our users from their customers, including:
•interchange and other fees paid by us, which may increase over time and may require us to either increase the prices we charge for our products or experience an increase in our operating expenses;
•potential failures of our billing systems to automatically charge our premium subscribers’ payment methods on a timely basis or at all;
•if our users are unable to collect payments from their customers, we could lose revenues or cause our users to lose revenues which could harm our business and reputation;
•if we are unable to maintain our chargeback rate at acceptable levels, in particular during turbulent economic times, our credit card fees for chargeback transactions or our fees for other credit and debit card transactions or issuers may increase, acquiring banks or payment card networks may place us in their fraud monitoring programs, we may face fines from the issuers, and in certain scenarios may terminate their relationship with us;
•increased costs and resources to deal with user onboarding and fraudulent transactions or chargeback disputes, which may increase in an economic downturn if users become insolvent, bankrupt or otherwise unable to fulfill their commitments;
•potential fraudulent or otherwise illegal activity by our users, their customers, developers, employees or third parties, or activities prohibited by our payment providers which could lead to our increased liability or incursion of fines, in particular with respect to our Wix Payments operations or as a result of our usage of AI Technologies to detect such activities which may not be successful;
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
Financing services we may offer to our users, may expose us to additional risk, such as non-remittance, liability for non-compliance with laws and regulations, and changes in laws and regulations governing such solutions may result in higher operational costs, or the discontinuation of these services.
The payment card networks, such as Visa and MasterCard, have also adopted rules that apply to all merchants who process and accept credit and debit cards for payment of goods and services. These networks have the discretion to both set and interpret such rules, and may do so with little or no prior notice. We are obligated to comply with these rules as part of the contracts we enter into with payment processors and acquiring banks. The rules adopted by the payment card networks include the Payment Card Industry (PCI) Data Security Standards (“PCI DSS”). Under PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks, which may include indemnification clauses. Such failure to comply may subject us and/or our users to fines, penalties, damages, higher transaction fees, and civil liability, and could eventually prevent us or our users from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of registered users or participants or regulatory or criminal investigations. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our users, which would adversely affect our business, operating results and financial condition.
Exchange rate fluctuations may negatively affect our results of operations.
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. For example, in 2025, we incurred financial income (expenses), net of approximately $43.1 million in expenses related to hedging activities and $7.2 million in currency exchange rate losses, compared to $6.5 million in hedging income and $4.7 million in net currency exchange rate gains in 2024.

In 2025, approximately 65% of our revenues were denominated in U.S. dollars and approximately 35% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar, and the Brazilian Real. In 2025, approximately 66% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 27% in New Israeli Shekels, or NIS. Our NIS - denominated expenses consist primarily of personnel and overhead costs, such as the lease of our headquarters. Since a significant portion of our expenses are denominated in NIS, the appreciation of the NIS relative to the U.S. dollar might adversely impact our net loss or net income (if any). We estimate that a 10% appreciation in the value of the NIS against the U.S. dollar would have decreased our net income by approximately $53.4 million in 2025. We estimate that a 10% concurrent devaluation of foreign currencies including Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar and the Brazilian Real against the U.S. dollar would have decreased our net income by approximately $64.6 million in 2025. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses and revenues, as appropriate and as reasonably available to us. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, in particular during turbulent macroeconomic periods. Additionally, the costs associated with implementing hedging instruments can be substantial and may adversely affect our financial results. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”
Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could adversely affect our business.
We rely on collocated servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. Our primary data centers are located in two geographically separate locations in the United States, one located on the East Coast and the other located on the West Coast, each of which is capable of running individually, and we have additional Content Delivery Network (“CDN”) providers worldwide and a hosting data center in Europe to improve our performance and provide backup in case of failure of our primary data centers. The vast majority of our computing and data is located in our primary data centers in the United States hosted by Google, Inc. and Amazon.com, Inc., as well as by additional providers that we may use for specific purposes. Our network equipment is built with redundancy and efficiency in mind, and is stored in data center premises leased from Equinix, Inc., and connected to cloud providers such as Google, Inc. and Amazon.com, Inc. If our server providers are unable or cease, for any reason, to make their data centers available to us without sufficient advance notice, we would likely experience delays in the service we provide our users, until the migration to an alternate data center provider or other service provider is completed. Moreover, if for any reason our arrangement with one or more of the providers of the data centers and/or cloud servers that we use is terminated, we could incur additional expenses in arranging for new facilities and support.
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
The scalability and flexibility of our cloud-based infrastructure, particularly in times of growth in our business and operations, depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth. We may be unable to achieve or maintain data transmission capacity high enough to handle high levels of traffic or process transactions in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our platform and solutions and could negatively impact our reputation. The growth in the number of registered users and transactions in the past few years, and new developments and functionalities offered on our platform, has increased the amount of both our stored marketing and research data and the data of our users and their users that we require. Further, as we continue to attract users who utilize our online commerce solutions, the volume of transactions processed on our platform is expected to increase, especially if such users draw significant numbers of buyers over short periods of time. These, and other developments, such as increased use of AI Technologies, may place additional pressure on our infrastructure and may affect the quality of our platform and efficiency of our operations. Unreliable or poorly optimized code resulting from non-rigorous development practices could place unexpected stress on our third-party infrastructure, leading to system failures and service interruptions that materially affect our users.
In the future, we may be required to allocate resources and spend substantial amounts to build, purchase and lease data centers and equipment and upgrade our technology and network infrastructure, to handle increased customer traffic and transactions, or to comply with data protection regulations in jurisdictions in which we provide our services, or due to us becoming a more open platform, if we choose to do so. Moreover, as our user base and variety grow, and as users rely on our platform for more complicated activities, including through Wix Studio, Base44 and Wix Harmony or similar solutions, we will need to devote additional resources to improving our infrastructure and continue to enhance its scalability to maintain the performance of our platform and solutions. Our need to effectively manage our operations will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our needs. If we do not manage our infrastructure effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.
Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions, including inflation and interest rates and other adverse developments affecting the financial services industry.
At December 31, 2025, we had liquid assets totaling $1.65 billion, comprised of $696.6 million in cash and cash equivalents and short-term deposits and $958.1 million in short-term and long-term marketable securities. Our investments are subject to general credit, liquidity, defaults, non-performance, inflation, rating agency downgrades, and interest rate risks or other adverse developments that affect financial institutions, other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, which have in the past and may in the future lead to market-wide liquidity problems. The performance of the capital markets affects the values of the funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.
We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, and the continuing turmoil in the financial markets, especially due to the uncertainties related to global macroeconomic trends including liquidity concerns in local and global banking systems, and effects of the hostilities between Israel and its neighboring countries and regions (and any potential escalation of the conflict throughout the region), and between Ukraine and Russia, may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are generally recognized as other comprehensive income (loss), which is a separate component of equity until realized. Realized and credit losses related to our investments portfolio may adversely affect our financial position and results.
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
As of December 31, 2025, we had 5,340 employees and contractors, which represents a slight increase in our total headcount compared to December 31, 2024. Our workforce is located in various locations globally, including in Israel, the U.S., Canada, Ukraine, Lithuania, Ireland, Germany, Japan, the UK, Brazil, Poland, the Netherlands and Australia.  As a result of the military invasion of Ukraine by Russian forces, we assisted many of our Ukrainian team members to leave Ukraine, and many have relocated to Poland and other countries or within Ukraine and members of our Ukrainian workforce have been called to active military duty. In addition, members of our Israeli workforce were drafted into active military reserve duty following the October 7, 2023 attacks by the Hamas terrorist organization on Israel and the ensuing war and hostilities between Israel and its neighboring countries and regions. Following our acquisition of Base44 in June 2025, many of our Wix team members transitioned to Base44-dedicated positions. Managing our headcount has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources.
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
In recent years we incurred operating income, and have, as of December 31, 2025, an accumulated deficit of $850.9 million. Although our operating expenses as a percentage of revenue have decreased in recent years, we still anticipate incurring increased research and development expenses related to enhancing the functionality of our solutions, introducing new solutions, integrating newly acquired businesses, in particular those that incorporate AI Technology and which can create additional strains on expenses. We seek to leverage these expenses across a growing base of premium subscriptions, while maintaining and increasing the amount of bookings and/or revenues per premium subscription to achieve sustained profitability. Nevertheless, if we are unable to grow our premium subscriptions at the required rate or maintain or increase bookings and/or revenues per premium subscription, if we incur expenses that we believe are necessary or desirable (such as to invest in businesses, marketing, research and development or technologies that we believe will be important for our business) or if we incur unexpected expenses or achieve lower profit margins than we expect, including in our partners business, we may be unable to achieve sustained profitability within our expected timeframe.
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
Our ability to pay cash upon conversion or repurchase of the 2030 Convertible Notes may be limited.
In September 2025, we sold $1,150,000,000 aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “2030 Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, all of which were outstanding as of December 31, 2025.

We may not have enough available cash or be able to obtain financing, or obtain financing on favorable terms, at the time we are required to make such repurchases of the 2030 Convertible Notes. For example, as more fully described in Item 5.E. “Operating and Financial Review and Prospects—Recent Developments,” on March 5, 2026, we announced that we commenced a “modified Dutch Auction” tender offer to purchase up to $1,750,000,000 in aggregate purchase price of our ordinary shares, which may restrict our ability to repurchase or redeem our 2030 Convertible Notes. In addition, our ability to repurchase the 2030 Convertible Notes upon any required repurchase event or to pay cash upon conversion of 2030 Convertible Notes (if the settlement method we elect for such conversion includes cash) may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the 2030 Convertible Notes at a time when the repurchase is required by the applicable indenture or to pay cash upon conversion of such 2030 Convertible Notes as required by the applicable indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself within the meaning of the 2030 Convertible Notes indenture could also lead to a default under other agreements governing our future indebtedness. If the payments of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness.
Our 2030 Convertible Notes may impact our financial results, result in the dilution of existing shareholders and create downward pressure on the price of our ordinary shares.
Our 2030 Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the 2030 Convertible Notes are convertible. The 2030 Convertible Notes may be converted, under the conditions and at the conversion price specified in the 2030 Convertible Notes, into cash, our ordinary shares and/or a combination thereof, at our election, which may cause dilution to our shareholders’ equity, and the market price of our ordinary shares may decrease due to the additional selling pressure in the market at or about the time of such conversions.
We may determine in the future to repurchase outstanding 2030 Convertible Notes from time to time in accordance with applicable SEC and other legal requirements and in consideration of market and other conditions. Any repurchases or exchanges of our outstanding 2030 Convertible Notes may affect the market price of our ordinary shares. We would expect that holders of any 2030 Convertible Notes that are repurchased or exchanged may enter into or unwind various derivatives with respect to our ordinary shares and/or purchase or sell our ordinary shares in the market to hedge their exposure in connection with these transactions (and are expected to do so, should we elect to unwind the 2030 Capped Call Transactions pro rata to the repurchased 2030 Convertible Notes). In addition, in connection with any repurchases of the 2030 Convertible Notes, the counterparties to the 2030 Capped Call Transactions (as defined below) or their respective affiliates may modify their hedge positions with respect to the 2030 Capped Call Transactions by entering into or unwinding various derivatives with respect to our ordinary shares and/or purchasing or selling our ordinary shares or other securities of ours in secondary market transactions. This activity could impact the market price of our ordinary shares at that time.
The terms and conditions in the Credit Facility Agreement could adversely affect our financial condition and impact our business needs and plans.

On March 3, 2026, we entered into a short-term Credit Facility Agreement with Hapoalim Bank Ltd. (the “Bank”), which provides a $500 million credit facility, available to be drawn in up to two tranches between April 1, 2026 and March 31, 2027 (the “Credit Facility Agreement”).

During the term of the Credit Facility Agreement, we are not permitted to create a general floating charge on all or substantially all of our assets.

The Credit Facility Agreement also includes a requirement that we maintain a Bank Debt to Free Cash Flow ratio (as defined below) that does not exceed 2.0x. If we were to anticipate non-compliance with the Bank Debt to Free Cash Flow ratio, we may take actions to maintain compliance with them. These actions may include reductions in our general and administrative expenses or capital expenditures, a decision not to request a draw under the Credit Facility Agreement, which could have an adverse effect on our business, financial condition, and results of operations. We cannot assure that our business will continue to generate sufficient cash flow from operations or that future financing will be available to us in an amount sufficient to enable us to service our debt, or to fund our other liquidity needs or execute on our strategic plans.

In addition, we are also required to maintain with the Bank approximately 1 billion NIS in Israeli Government Short Term Bills and a $120 million cash deposit. These requirements may affect our liquidity by reducing the amount of cash available for repurchase of our ordinary shares and/or convertible notes and general corporate purposes.

If any event of default occurs the Bank could also elect to terminate its commitments or cease making further loans, accelerate the outstanding loans and require immediate repayment.

For additional information relating to the Credit Facility Agreement, see Item 5.E. “Operating and Financial Review and Prospects—Recent Developments” in this annual report.
We may need to raise additional funds to continue our operations, and we may be unable to raise capital when needed or on acceptable terms.
From time to time, we may seek additional equity or debt financing to fund our operations, refinance our existing debt, develop new solutions and services or make acquisitions or other investments. The U.S. Federal Reserve, as well as other central banks, have raised the benchmark interest rate multiple times in the past, and there can be no assurance that rates will not remain elevated in the future. This could increase interest expense on additional debt financing and could materially adversely impact our ability to refinance existing debt upon maturity, sell assets at attractive terms, and limit our repurchase, acquisition and development activities.
Our business plans may change, other general economic, financial or political conditions in our markets may change, or other circumstances, such as illiquidity, insolvency or other instabilities of the global banking system, or instabilities arising out of hostilities between Israel and its neighboring countries and regions may arise, that have a material adverse effect on our cash flow and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired, and our results of operations may suffer.
We have made and may continue to make acquisitions and investments, which could result in operating difficulties and other harmful consequences.
From time to time, we evaluate potential strategic acquisition or investment opportunities to support strategic business initiatives, such as the recent acquisitions of Base44 in June 2025 and of Hour One AI Ltd. in May 2025. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating an acquired company, talent, business or technology, could create unforeseen operating difficulties and expenditures. We may not be able to successfully integrate the acquired personnel, operations and technologies or effectively manage the combined business following the completion of the acquisition or any other complementary businesses or technologies we acquire in the future. We may also face competition for acquisitions from larger competitors that may have more extensive financial resources, which may increase the cost or limit the availability of acquisitions. Acquisitions and investments we evaluate from time to time may carry with them a number of risks, including the following:
•inability to consummate acquisitions considered significant to the future of our business;
•disruption of ongoing business and diversion of management’s time and focus from operating our business;
•underperformance of an acquired company or an inability to achieve synergies as planned; in part due to our inability to compete effectively in a new line of business given the lack of experience or knowledge, or other external factors, such as competitive alternatives, potential conflicts of interest, or shifting market preferences;
•elevated operating costs associated with acquired businesses, such as Base44, which may erode our overall profit margins;
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
•litigation or other claims or liabilities arising in connection with an acquisition, including failure of the acquired business to comply with laws and regulations or other requirements or conditions;
•adverse effects to our existing business relationships or the business relationships of our acquisition targets as a result of the acquisition or investment;
•the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;
•the re-allocation of resources and personnel that are needed in other parts of our business to such acquired business;
•the use of substantial portions of our available cash to consummate the acquisition;
•share-based dilution as a result of equity awards assumed by us due to an acquisition and new equity grants to employees and other service providers of our acquired companies;
•incurrence of significant acquisition-related costs or elevated post-acquisition costs related to earn-out or other contingent payments; and
•unrealistic goals or projections for the acquisition.
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
Our pricing decisions, including the introduction of AI credits, may fail to generate expected results and may adversely affect our ability to attract new users and retain existing users.
We have from time to time changed the pricing of our premium subscriptions and certain business solutions, and may do so in the future. As part of our evolving pricing strategy, we may incorporate the use of prepaid AI usage units, known as AI credits, which limit usage of certain AI-powered features or services offered by the platforms we operate to the amounts of AI credits purchased by the user. Under the currently proposed pricing structure we reserve the right to change the number of AI tools and features, as well as the number of AI credits required for any feature (for instance, based on the underlying computational resources, third-party provider fees, or technical complexity required to fulfill a request). Once consumed, AI credits are non-refundable, regardless of whether the output contains errors, inaccuracies, omissions, bugs, hallucinations, interruptions, failures, or does not otherwise meets user expectations. The introduction of AI credits may also add complexity and uncertainty to our pricing structure, potentially leading to user confusion, dissatisfaction, or increased costs, and no assurance can be given that any new pricing model, price points, or the introduction of AI credits will be optimal. As a result, changes in our price points, pricing model, or the structure or perceived value of AI credits could result in a loss of existing users, and could also negatively affect the willingness of new users to purchase our products and services, and may create negative perceptions about our offerings.
Regulatory requirements or price controls in certain jurisdictions may restrict our ability to adjust prices. In addition, as competitors introduce new solutions, and as AI is more widely adopted in our industry, we may be unable to attract new users at the price or based on the pricing models we currently use, and we may be required to reduce prices or make ongoing adjustments in response to to competitive pressures. Alternatively, as the computing costs of AI remain elevated, we may need to further adjust our pricing model and the use of AI credits, to offset these costs. As a result, our pricing decisions may result in increased payment processing chargebacks, loss of market share and adversely affect our revenue, gross profit, profitability, financial position and cash flows. We also must determine the appropriate price to enable us to effectively compete internationally. Any of these developments could negatively impact our business, financial condition and results of operations.
Our business is subject to the risks of pandemics, natural disasters, and other catastrophic events, whether due to climate change or otherwise.
Our business operations are subject to interruption by various events beyond our control. Significant natural disasters, such as an earthquake, fire, hurricane or flood, or other unusual or prolonged adverse weather patterns, whether due to climate change or otherwise, public health epidemics or pandemics such as COVID-19 and its variants, political unrest, terrorism, cyber-attacks, supply chain disruptions, geopolitical instability, and other events beyond our control may cause damage or disruption to our operations, to international commerce, and to the global economy, and could have a material adverse impact on our business, operating results and financial condition. Our partners, suppliers, and users are also subject to the risk of catastrophic events. If our business continuity and disaster recovery arrangements prove to be inadequate, our services could be interrupted. In those events, our ability to deliver our services in a timely manner, as well as the demand for our services, may be adversely impacted by factors outside our control.
Risks Related to Our Market and Competitive Landscape
If we fail to develop and introduce new products and services, or maintain or enhance existing products and services - including those provided through us by third parties that are significant to our registered users as well as our partners, or if we fail to keep up with rapid changes in design and technology, our business may be materially adversely affected.
The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our users and develop products that provide them with the tools they need to operate their businesses. Our future success in attracting new users, including those who create on their own, and those newer demographics of users, such as partners and enterprise users, and increasing our premium subscriptions and the revenue we generate from each subscription, will depend on our ability to improve the look, quality, functionality, performance, security, design and reliability of the variety of solutions and services we offer, including our integrated third-party business solutions, and other solutions we offer such as our Base44 offering, and suit them to the needs of our targeted users.

We invest significant time and effort in the research and development of new and upgraded solutions and service offerings to serve our users, including the development of vertical solutions for specific business segments, mobile applications and solutions, commerce solutions, various design elements, such as customized colors, fonts, content and other features, including through Wix Studio, our responsive editor geared towards design professionals. We have also made, and continue to make investments in a multitude of AI initiatives to enable users to build and get online faster and easier as well as improve the overall user experience. These initiatives include AI-driven text and code generation, image generation, design and layout capabilities, additional assistants, including those using voice, and analytic features. In June of 2025, we acquired Base44 which further enhanced our overall AI offering by providing users and partners the ability to create web applications using vibe coding, an intent driven way to build web applications, where users describe the desired experience in natural language and our AI generates and maintains the underlying code. Market acceptance of these and other AI Technologies remains uncertain, and our investments may not prove commercially viable or yield adequate returns. Development, testing, deployment and maintenance of AI Technologies may require significant resources and increase operating costs, with no guarantee of success.
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
We may fail to accurately predict or respond to the changing needs of our users, such as the need for expanded online and offline commerce tools, or for emerging technological trends, such as AI based solutions. Conversely, we may overestimate the impact or adoption rate of certain technologies, including AI based solutions, leading to misallocated resources. We also need to ensure the continued collaboration with certain third-party products and services that are included in our offering and are significant to our customers, such as Google Workspace, which allows our users to create a personalized Gmail email address using their domain name.
If we are unable to successfully enhance our existing products to meet evolving user and partner requirements and increase adoption and usage of our products and third-party products, if we are unable to maintain existing products provided to us by third parties that are significant to our users, if we are unable to incorporate AI into our offerings, if our efforts to increase the usage of our products are more expensive, in part due to increased AI costs, or require more development time than we expect, or if our solutions are not innovative or advanced enough or fail to achieve widespread acceptance, users and potential users may adopt the products and services of our competitors, and our revenue and competitive position could be materially adversely affected.
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

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which require us to compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, and AI Technologies. Additionally, the availability of hybrid or remote working arrangements within our industry has further expanded the pool of companies that can compete for our employees and employment candidates. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region, in particular given the growing number of local companies that are expanding their development activities, and the growing number of multinational corporations establishing a presence in Israel. Finally, as AI becomes more prevalent in our industry, our employees with expertise in AI Technologies may be increasingly targeted by competitors seeking to build their own AI capabilities.
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
We invest significant amounts of cash and equity to attract and retain employees, and we may never realize returns on those investments. While we intend to grant restricted share units, performance share units or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee share-based compensation under our equity grant programs which may increase the pressure to limit share-based compensation, coupled with pressures from institutional shareholder proxy advisors to limit share-based compensation in order to decrease overall dilution overhang rates. Additionally, any decline in the price of our ordinary shares (directly or relative to the stock price of other companies with which we compete for talent) may adversely impact our ability to retain existing employees or to attract new employees.
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
You should consider our future prospects in light of the challenges we may experience when selling our solutions to these additional user demographics, including our relatively short history of marketing and selling to partners, longer sales cycles, delayed execution of our product integration model following successful sale transactions, challenges in selling to potential users in highly regulated industries, and, in certain cases, our ability to migrate users of such customers to our platform. Furthermore, some potential partners may have existing relationships with our competitors or may offer competing solutions themselves, which can limit their willingness to promote our solutions.
Some of our products are suited for more technically skilled users or web developers, such as Wix Studio, our website creation platform that offers advanced design and layout capabilities specifically targeted at design professionals. If we are unable to increase sales of our products intended for partners (including through partners’ revenue sharing agreements), mid-size, large and enterprise-level companies, tech-savvy users, or other customer segments we may target, and adapt our products to their needs, our estimated total addressable market may be overstated and our business, growth prospects and operating results may be adversely affected.
We may face increased competition in a highly competitive market.
While there are other providers who offer features similar to those found in our solutions, we believe that we do not compete with traditional web development firms as we focus not only on web development but also on quality, creativity, technology, design and complementary business solutions. Nevertheless, we do compete with aspects of the services provided by web-based website design platforms and software programs, as well as some of the service offerings of a number of template-based web builder companies and designers and large service companies who offer online commerce capabilities, domain registration and hosting services, and provide the ability for businesses, organizations, professionals and individuals to build a website using their tools or to have one built by their workforce. Newly emerging generative AI solutions, including platforms that facilitate "vibe coding" or similar highly intuitive, low-code/no-code, or AI-driven development methods, could potentially replace or significantly reduce the demand for our traditional Wix product.

Specifically, AI Technologies are rapidly evolving and enabling a faster software development life cycles; and our competitors are increasing the use of these technologies. Our competitors may integrate AI into their products more efficiently, successfully, cost-effectively, or quickly than we are able to, which could harm our ability to compete effectively and have a negative impact on our results and operations. In addition, some of our users and partners may also seek to build their own solutions through the use of advanced AI tools. If users increasingly rely on third-party AI platforms or other competing services, including those that offer automated or natural-language-driven website creation and hosting capabilities, demand for our website building tools, hosting products, domain names or related services could decline or pricing pressure could increase, which could materially and adversely affect our business. The widespread acceptance of any alternative AI-powered systems could eliminate the need to establish an online presence and could materially and adversely affect our business. Our ability to successfully develop and integrate AI Technologies into our products will partially depend on our ability to attract and retain employees with appropriate expertise in AI Technologies, and hence we also expect competition for AI-related talent and expertise.
Additionally, we may face competition from other companies that offer solutions that are competitive with the features offered within our business solutions, such as email service providers, payment facilitators, customer service platforms, and logo designers. Similarly, we may face competition in other solutions we offer, such as Base44, which offers users the ability to deploy “vibe-code” technology and build sophisticated web applications. Furthermore, it is possible that other providers may in the future decide that offering a comprehensive platform similar to our platform represents an attractive business opportunity. In particular, if a more established company were to target our market, we may face significant competition from a company that enjoys potential competitive advantages, such as greater name recognition, a longer operating history, ability to acquire synergetic companies, more extensive commercial relationships in certain jurisdictions, substantially greater market share, larger existing user bases and substantially greater financial, technical and other resources. Such a competitor may use these advantages to offer solutions and services similar to ours at a lower price, develop different or niche solutions to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. We may also face competition from companies that offer their products and services to enterprise-level companies and web design agencies and development professionals, like our partners, who create a web presence for their own customers. Increased competition could result in us failing to attract users and sell premium subscriptions or business solutions, including through our partners, at the rate we expect, or maintain or increase our revenue from such premium subscribers. It could also cause us to have higher acquisition costs or force us to lower our prices or take other steps that may materially adversely impact our results of operations.
If we do not or cannot maintain the compatibility of our platform and solutions with changes and developments in third-party applications, or if the third-party applications that we offer fail to keep pace with competitors’ offerings, the demand for our solutions and platform could decline.
The attractiveness of our platform depends, in part, on our ability to integrate third-party applications and services which our users desire, into their websites and applications, or develop and offer those applications independently. Third-party application providers may change the features of their applications, increase their pricing, or alter the terms governing the use of their applications in an adverse manner. Further, third-party application providers may discontinue their engagement with us, or refuse to partner with us, discontinue support, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications with our platform, which could negatively impact our offerings and harm our business. Additionally, competitors may offer functionality which our users desire, that is better than the functionality of third-party applications or integrated solutions in our platform. If we fail to integrate our platform with new third-party applications that our users need for their websites and applications or develop them independently, we may not be able to offer the functionality that our users expect, which could harm our business.
Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems and Internet browsers adversely impact the process by which registered users interface with our platform.

The user interface for our platform is relatively simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise. In the future, providers of Internet browsers, operating systems, mobile devices, and other technologies could introduce new features that would make it difficult to use our platform. Internet browsers for desktop or mobile devices could introduce new features, or change existing browser specifications or terms of use such that they would be incompatible with our products and solutions, or prevent end users from accessing our registered users’ sites. For example, major Internet browsers, such as Firefox, Microsoft Edge, Google Chrome or Safari, could become unstable or incompatible with HTML5-based products and solutions. Similarly, any new features introduced by operating system providers, such as Google or Apple, could adversely impact the use of our platform via our mobile application. Any changes to technologies used in our solutions, including within operating systems or Internet browsers that make it difficult for users to access our mobile application or our platform as a whole, or their users to access our registered users’ sites, may slow the growth of our user base, increase operational costs, and materially adversely impact our business and prospects.
Our business will suffer if we fail to effectively acquire and service small business users.
A significant portion of our premium subscriptions are from small businesses. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our solutions, may be more inclined to switch to competing solutions, or may be more sensitive to price increases, especially in times of global macroeconomic uncertainty or recessions, which can have associated effects, including impacts from declines in consumer spending, international trade risks and/or imposition of trade protection measures (such as the imposition of or an increase in tariffs which would effect the amount of commerce on our platform), supply chain challenges and shortages which may impact shipping and fulfillment, high levels of inflation, illiquidity of banking systems, and increased interest rates, which may have a long-term impact on the global economy. We believe that the small business market is underserved, and we intend to continue to devote substantial resources to it, including through our partners who sell directly to their customers, some of which are small businesses. We aim to grow our revenues by adding new small business customers, selling additional business solutions to existing small business customers and retaining them on a long-term basis. If the small business market is affected by the turbulence of macroeconomic environments, if our efforts to grow sales through our partners draws attention and resources from our focus on the small business market we cater to, or if we are unable to market and sell our services to small businesses effectively, directly or through our partners, our ability to grow our revenues quickly and become profitable will be harmed.

Risks Related to Privacy, Data and Cybersecurity
We and our third-party providers are exposed to cybersecurity risks and incidents, which may result in damage to our brand and reputation, material financial penalties, and legal liability, which could in turn materially adversely affect our business, results of operations, and financial condition.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services, including but not limited to cloud computing services.

Due to the nature of our business, our IT Systems and the IT Systems of our third-party providers, including cloud providers, which we rely on, collect, maintain, store, and process large amounts of data. This data includes personal data relating to our personnel, job candidates, users and their visitors and customers (which we refer to as our users of users), such as email addresses, geo-location, usage data, business data, passwords, health information, and also billing information, such as credit card numbers, full names, billing addresses, phone numbers, and additional information, all of which may be, or may be perceived to be, sensitive or confidential (collectively, “personal data”), along with proprietary and confidential business data relating to our company and our users (together with personal data, “Confidential Information”). Third-party services available on our platform may also collect such Confidential Information and share it with us.

We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing (including voice phishing), malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, bugs, misconfigurations or other exploited vulnerabilities in our (or our suppliers’ or service providers’) IT Systems, products, services, software or hardware. Further, any integration of AI in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. In addition, novel non-standard or unverified development practices, such as "vibe coding," could inadvertently introduce new, undetected security vulnerabilities into our platform. We have acquired and continue to acquire companies, such as Base44, that may have IT Systems that contain cybersecurity vulnerabilities and/or may have unsophisticated security measures, which expose us to significant cybersecurity, operational, and financial risks. Given the complexity of our systems, software and services, and despite the scanning tools that we deploy across our networks, infrastructure and products, we may not identify, mitigate, or remediate all security vulnerabilities, or apply patches, before they are exploited by a threat actor.

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

Although we have implemented cybersecurity standards and controls, operating rules and certification requirements, including in accordance with PCI DSS and Systems and Organization Controls 2 (“SOC2”), we cannot be sure that the steps that we have taken to protect the security, availability, integrity and confidentiality of the Confidential Information we, or our users, collect, store, or transmit, will succeed in preventing inadvertent or unauthorized use or disclosure of Confidential Information. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Payments by Wix, for example, requires and is based on integrations with third-party vendors, service providers and payment gateways, and depends on the efficacy of secure transmission protocols and related technologies. There can be no assurance that the data security standards we have implemented, including for the collection and transmission of credit card and other payment information, or those of our third-party service providers, will adequately comply with the security standards of any jurisdiction in which we seek to market our solution.

Furthermore, like many online and other companies, we and certain of our third-party Providers have experienced, and may experience in the future, cyberattacks and security incidents, as well as attempts by third parties to circumvent the security of our systems. We have experienced, and expect to continue to experience, attempts by hackers to penetrate our internal network and hosted servers. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using various tools and techniques, including leveraging technologies such as AI that can circumvent security controls, evade detection, and remove forensic evidence, as well as deploying sophisticated tailored advanced phishing attacks, social engineering, scraping, ransomware, computer malware, viruses, distributed denial-of-service (DDoS) attacks, a technique used by hackers to take an internet service offline by overloading its servers, and other exploitation of known and unknown vulnerabilities. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. Moreover, retaliatory acts by Russia in response to economic sanctions or other measures taken by the international community against Russia arising from the Russian military invasion of Ukraine could include an increased number or severity of cyberattacks from Russia or its allies. Similarly, as a result of hostilities between Israel and its neighboring countries and regions, we may be increasingly targeted by malicious actors seeking to sabotage our cyber environment. The scale of some of these attacks against us in the past has caused us and some of our registered user websites to experience intermittent downtime. Although to date none of these incidents have had a material impact on our operations or financial results, there can be no assurance that any future attempts or incidents may not be material.

In addition, risks of internal leaks from our employees or other insiders, whether due to human error or malice, or acts of sabotage, exist, and we may not have adequate internal controls to properly monitor and prevent such leaks. We may not be successful in identifying, blocking or otherwise preventing access to our IT Systems or Confidential Information, despite our security measures. Since techniques used to obtain unauthorized access change frequently, including newer strains of malware, and ransomware, as well as attacks generated by bad actors supported by foreign governments, we may be unable to anticipate these techniques or to implement adequate preventative measures. Furthermore, given that attackers are increasingly using tools that circumvent controls and obfuscate forensic evidence, we may be unable to promptly detect, investigate, remediate or recover from a future attack or incident or avoid material adverse impact to our IT Systems, Confidential Information or business.

Because we make extensive use of a supply chain of third-party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, successful cyberattacks that disrupt the supply chain or result in unauthorized access to third-party systems, and which may be difficult to detect, can materially impact our operations and financial results. Additionally, our products and services are integrated with our customers’ systems and processes, and any circumvention or failure of our cybersecurity defenses or measures in relation to such systems and processes could compromise the confidentiality, integrity, and availability of our customers’ proprietary or other sensitive information. We also rely on outside parties to provide physical security for our facilities, including data centers, and any physical breach of security could result in unauthorized access or damage to our systems.

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
We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of our systems and Confidential Information. Many jurisdictions have enacted laws requiring companies to notify individuals (and regulators) of data breaches or cybersecurity incidents involving certain types of personal data, and, in addition, our agreements with certain of our providers require us to notify them in the event of a security incident. The Network and Information Systems Directive II, or NIS2, came into force in January 2023 and aims to improve the cyber security and resilience capability of organizations that contribute towards critical national infrastructure by imposing obligations including cybersecurity risk management, incident reporting, management responsibilities and registration requirements on in-scope entities. EU Member States were required to adopt NIS2 into national law by October 17, 2024. National laws implementing NIS2 may require us to modify our cybersecurity practices and policies, and we could incur substantial costs as a result, and incur additional liabilities for non-compliance. These, and other mandatory disclosures, including SEC required disclosures, regarding a cybersecurity incident may lead to negative publicity and may cause our investors, registered users or providers to lose confidence in the effectiveness of our cybersecurity measures. We could be required to devote significant resources to investigate and address a security incident. Additionally, some jurisdictions, as well as our contracts with certain providers, require us to use industry-standard or reasonable measures to safeguard Confidential Information, and failure to comply with such safeguards and measures may cause harm to our operations. With respect to Wix Payments, our integrated payment processing solution, and the increased storage of Confidential Information, a violation of data privacy or security laws or contractual clauses, many of which focus on financial and payment information, could lead to reputational harm, loss of business, legal action (including class action litigation) and/or regulatory inquiries, resulting in monetary liability, other penalties or other consequences that could negatively impact our reputation and adversely affect our operating results and financial condition.
Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, operating results, and financial condition. For example, if our data security measures fail to adequately protect IT Systems or Confidential Information, we could be liable to both our users and their users for any related losses (such as fraudulent credit card transactions), as well as certain of our providers under our contractual agreements, including fines and higher transaction fees. Additionally, we could face regulatory action or face litigation, and our users and providers could terminate or materially change their relationships with us, any of which could harm our business, results of operations or financial condition. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular data related claim. Our existing general liability insurance coverage and coverage for errors and omissions may not continue to be available on acceptable terms or at all in the future or may not be available in sufficient amounts to cover one or more large data related claims. The insurer may also exclude certain data related events from coverage, or deny coverage for any future data related claim. The successful assertion of one or more large data related claims against us that exceeds our available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to data privacy and data protection laws and regulations, as well as our contractual data privacy and security obligations to third parties and to our users and their users, and failure by us or our vendors to comply with any of these regulations or obligations may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, results of operations, and financial condition.

We are subject to data privacy and security laws and regulations adopted in Israel, Europe, the U.S., Australia, Brazil, and other jurisdictions. In recent years, there has been an increase in attention to, and regulation of, data privacy across the globe, including in the U.S.
EU and UK
For countries that are part of the European Economic Area (EEA), we are subject to the General Data Protection Regulation, or GDPR, and in the United Kingdom to the UK General Data Protection Regulation, or UK GDPR, which include stringent obligations in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual. These regimes impose comprehensive data privacy compliance requirements, including detailed disclosures about how personal data is collected and processed, procedures to ensure that appropriate legal bases are in place to justify data processing activities, particularly when processing sensitive personal data, compliance with rights for data subjects in regard to their personal data, ensuring appropriate safeguards are in place where personal data is transferred out of the EEA and the UK to certain jurisdictions, notification to data protection regulators (and in certain cases, affected individuals) of certain personal data breaches, requirements to include certain obligations in contracts, and compliance with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, trainings and audit procedures.
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
The GDPR and UK GDPR also regulate cross-border transfers of personal data out of the EEA and the UK, respectively. Decisions from the Court of Justice of the European Union and regulatory guidance from regulators in the EEA and UK, have created complexity and uncertainty regarding certain transfers. We transfer EEA and UK personal data outside of the EEA and UK, including to Israel, which benefits from an adequacy decision from the EEA and UK authorities; review and variation of existing adequacy decisions could require us to take additional steps to comply with GDPR and UK GDPR requirements for certain transfers. Non-compliance with laws on data transfers could lead us to suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, and the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.

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
United States
In the United States, there are a number of federal laws that impose limits on or requirements regarding the collection, distribution, use, security and storage of personal data of individuals. For example, in the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws.

In addition, in the United States at the state level, we are subject to a number of data privacy and security laws and regulations, including but not limited to the California Consumer Privacy Act (“CCPA”), which provides data privacy rights for California residents and imposes operational, privacy and security requirements on covered companies. The CCPA imposes fines, and creates a private right of action in relation to certain data security breaches. Following the enactment of the CCPA, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in numerous other states.
Additionally, we may be considered a “business associate” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, “HIPAA”) in limited circumstances, such as when a healthcare customer enables HIPAA-related features of our platform and enters into a business associate agreement with us. In such circumstances, we may be subject to HIPAA’s privacy, security and breach notification obligations in connection with receiving or otherwise processing individually identifiable health information (“protected health information,” or “PHI”) for or on behalf of covered entities and their covered subcontractors. HIPAA also authorizes state Attorneys General to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

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
Israel
In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority (“IPPA”). In this respect, material changes to the Data Security Regulations may require us to adjust our data protection and data security practices, information and other technical and organizational security measures, certain organizational procedures and supervisory roles. Failure to comply with the PPL, its regulations, and guidelines issued by the IPPA may expose us to administrative fines, enforcement actions, civil claims (including class actions), and in certain cases criminal liability, and compel us to take certain remedial actions to rectify any irregularities, which may increase our costs. Amendment 13 of the PPL, which entered into effect in August 2025, significantly increased monetary sanctions that in certain cases may reach millions of NIS, for breaching the PPL and expanded the IPPA’s investigation and enforcement authority. The IPPA may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors.
Complex, numerous, rapidly evolving laws relating to data privacy and security are often inconsistent and may be subject to amendment or re-interpretation and may be implemented in a non-uniform way in many jurisdictions around the world, and we may not be aware of every development that impacts our business. For instance, different data protection authorities in the EU have published guidelines regarding the correct usage of cookies and similar technologies; such guidelines are not always consistent in their interpretation and application of relevant laws. This may cause us to incur significant costs and expend significant effort to ensure compliance. Due to the accessibility of our services worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy or data protection laws even in jurisdictions where we have no local entity, employees or infrastructure.
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

These circumstances could force us to spend money in defense or settlement costs, result in the imposition of monetary liability, restrict or block access to our services from a certain territory, incur additional management resources, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions. Government agencies and regulators continually review the data privacy and data security practices of online internet companies, including their data privacy and data security policies and processes. The possible outcome of such reviews may result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in the degradation of our products, our business could be harmed. Governmental agencies may also request or take registered user data for national security or informational purposes, and can also make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.
Data privacy and protection laws and regulations could limit the use and adoption of our services, limit the user data we process for our marketing activities and adversely affect our business.
Data privacy laws which restrict our storage, use, processing, disclosure, and transfer of personal data may require us to maintain an online privacy policy and terms of use that disclose our practices regarding the collection, processing, and disclosure of personal data. This may cause our users to resist providing the personal data necessary to allow them to use our platform effectively and their users may also resist providing personal data to our users due to data privacy and security concerns and could lead to the loss of current or prospective users or other business relationships. Additionally, the GDPR, UK GDPR, the CCPA and expanding “Do Not Sell” requirements or regulations, and other privacy laws and regulations restricting the use of personal data for advertising, and other legal and regulatory changes are making it easier for individuals to opt-out of having their personal data collected through an opt-out button, and to choose whether or not to be tracked online, which could result in higher rates of opting out, requests for data deletion, or prevention of our online tracking which can impact our operation and decrease the demand for our products and services.

In addition, we may also become subject to new laws that regulate non-personal information. For example, the European Union’s Data Act (EU Data Act) imposes certain data and cloud service interoperability and switching obligations to enable users to switch between cloud service providers without undue delay or cost. Depending on how the EU Data Act and any similar laws are implemented, interpreted and enforced, we may have to adapt our business practices, contractual arrangements, and services in the EEA to comply with such obligations, which could impact our regional revenue and results of operations.

We have implemented certain measures to protect personal data, including personal data of our users of users, but as described above, these measures may not adequately address all potential data privacy concerns and security threats and may fail to meet the expectations of our users, and their users, or other stakeholders, which could thereby reduce the demand for our services.

Risks Related to Our Intellectual Property
We are currently, and have in the past been, subject to claims by third parties of intellectual property infringement and may in the future become subject to similar or other claims that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.
We have experienced, and may continue to experience, third-party assertions that our solutions, services and intellectual property, including those based on AI Technologies, infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims, based on trademark, copyright and/or patent infringement, among other claims, may be made directly against us, or against our users or other business partners using our technology, or may be related to technology acquired through mergers and acquisitions, such as the Base44 platform. Additionally, in recent years, non-practicing entities, or NPEs, have begun purchasing or repurposing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We entered into settlement agreements in the past with NPEs and with operating companies with respect to patent infringement claims. We have also licensed patents from third parties in areas that are related to our technology to preempt our protection against future intellectual property infringement claims.
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
Many patent applications are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. There is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.
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
We use open-source software in connection with our software development or software we purchase within the framework of an acquisition. In the past we have faced claims challenging the use of open-source software and/or compliance with open-source license terms, and we may be subject to such claims in the future. Given the rapid adoption of AI Technologies, which can be used to develop open-source software, the availability and integration of open-source software may increase in the future. Some open-source licenses require users who distribute software containing open-source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. We cannot provide assurances that our internal policy that restricts certain open-source licenses, ensures that open-source software is not used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source software license will be entirely effective at preventing the forced disclosure of our proprietary source code or the payment of damages for breach of contract, in particular as our business grows and we face additional challenges in monitoring our compliance with open-source license terms. It is our view that generally there is no distribution of software in connection with the majority of our services, since no download and/or installation of software is necessary to use our services and our editing and design platform is accessible solely through the cloud, and therefore we would not need to make available all or part of our software. Part of our services, such as our mobile application for example, however, are considered a distribution of software. In addition, making Software-as-a-Service products available over a network is also deemed to be software distribution under certain open-source licenses. In those instances, if a specific open-source license requires it, we may be obligated to disclose part of our proprietary code. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, brand, reputation, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

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
•user data privacy and security issues;
•consumer protection risks, including those that may place disclosure and consent requirements on automatically renewing subscriptions, and require businesses to simplify the subscription cancellation process for consumers;
•competition laws, including the DMA;
•digital marketing aspects;
•taxation laws;
•our ability to automatically renew the premium subscriptions of our users;
•regulations relating to the use of AI;
•restrictions on the ability to make certain telephone calls or send text messages to mobile telephone numbers;
•child verification and safety issues;
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
The development and integration of AI into our offerings may present regulatory and legal, risks, and result in reputational harm, liability, or other adverse consequences to our operations.
The regulatory framework around the development and use of emerging AI Technologies is rapidly evolving, and many federal, state and foreign government bodies and agencies have introduced, and are currently considering, additional laws and regulations related to the development and integration of AI, machine learning, large language models (LLMs), and additional emerging data technologies, including those designed to mitigate or control for bias and discrimination in the context of AI Technologies and machine learning. In the United States, the Trump administration has rescinded and may continue to rescind existing federal orders and/or administrative policies relating to AI Technologies, or may implement new executive orders and/or other rule making relating to AI Technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Legislation has also been promulgated on the state level. For example, the California Privacy Protection Agency is in the process of finalizing regulations under the CCPA regarding the use of automated decision making. California also enacted eighteen new laws in 2024 that further regulate the use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize AI technologies in the future.

In Europe, the European Union’s Artificial Intelligence Act (the “EU AI Act”) entered into force in August 2024, establishing a comprehensive, legal framework for the regulation of artificial intelligence systems across the EU. The majority of obligations under the EU AI Act will apply from August 2026. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and introduces significant fines for non-compliance of up to 7% of worldwide annual turnover. In particular, organizations developing or deploying generative AI are required to ensure labelling and transparency of artificially generated content; regulatory guidance and codes of practice on these provisions are in the process of being developed, and the resulting legal uncertainty as these legal obligations continue to develop may require us to incur additional costs and/or adapt our products, services and operations to comply with the EU AI Act. Globally, legal frameworks on AI Technologies are ever-changing and inconsistent across jurisdictions, and we may incur additional expenses and costs associated with complying with such laws and regulations, as well as face heightened potential liability if we are unable to comply with these laws and regulations. The EU AI Act, together with developing guidance and/or decisions in this area, may affect our use of AI Technologies and our ability to provide, improve or commercialize our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our business and the way in which we use AI Technologies. We may need to expend resources to continue implementing AI governance and controls, adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Activities of registered users or the content of their websites could render us liable as a provider of online services, damage our reputation and brand, or harm our ability to expand and retain our base of registered users and premium subscriptions, which could adversely affect our business, financial condition and results of operations.
Certain jurisdictions, including the United States and the European Union, have adopted laws relating to the liability of providers of online services for the activities of their users and other third parties, including with respect to defamation, threats or incitement to violence, the sale or purchase of illegal goods, exploitation of minors, terrorist activities, invasion of privacy and other torts, as well as copyright and trademark infringement. These laws include, among others, the Digital Services Act (“DSA”), which govern, our potential liability for illegal conduct or content on our services and may increase our compliance costs, require changes to our processes, operations and business practices and potentially subject us to significant fines if applied in a manner that does not allow to achieve compliance. In particular, we need to respond to take-down requests by users and third-parties, in a manner compliant with the specific requirements of the DSA. Certain actions of registered users that are deemed to be hostile, offensive or inappropriate to other users or to the public, or that are deemed to be infringing a third party’s intellectual property rights, or registered users acting under false or inauthentic identities or using our product to conduct illegal activities, could negatively affect our reputation and brand and impose liability on us. This particularly applies to our registered users who do not have premium subscriptions and who, therefore, maintain the “Wix” logo on their websites. Apart from monitoring selling activities of our users who elect to utilize our Wix Payments processing service and our attempts to scan and remove specific content such as content which may be deemed as child pornography or phishing patterns, we do not regularly monitor the appropriateness of the domain names our users register or the content of our registered users’ websites, and we do not have control over the activities in which our registered users engage. While we have adopted policies regarding illegal, infringing, or offensive use of our services by our registered users and retain authority to terminate domain name registrations and to take down websites that violate these policies, users could nonetheless engage in these activities without our knowledge, in particular if they utilize AI Technologies which could be leveraged to enable such activities at scale. The safeguards we have in place may not be sufficient to avoid liability on our part under applicable laws, including the EU Copyright Directive, the EU Directive on Electronic Commerce 2000/31 (“EU e-Commerce Directive”) and the DSA, or avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use or use deemed to be an infringement of intellectual property rights was high profile, as this could adversely affect our ability to expand our registered user base, our business, and financial results.
Furthermore, when users elect to utilize our white-label payment processing service Wix Payments, we may act as a payment facilitator in certain cases. In addition, we are required to monitor our users’ activity to ensure their compliance with certain standards applied by our payment networks and/or our partner payment processors. We may fail to appropriately monitor our users’ activity and be subject to liability.

At present, we do not require that our registered users, apart from those connected to Wix Payments, post on their websites, or require their users to agree to, any terms of service, privacy policy, disclaimer or any other contractual documentation or policy. If our users do not post the appropriate documentation and policies on their websites and require their users’ consent to be bound by the terms of such documentation and policies, or should our users fail to take steps necessary to enjoy the benefits of certain statutory safe harbors, such as those set forth in Section 512 of the United States Digital Millennium Copyright Act and Section 230 of the Communications Act of 1934, as amended by the Communications Decency Act (“CDA”), the EU Copyright Directive, the EU e-Commerce Directive or the DSA, then they may expose themselves to civil and criminal liability under applicable law, for example, where their users post information or content which is libelous, defamatory, in breach of regulation concerning unacceptable content or publications, or in breach of any third-party intellectual property rights, including as a result of output from AI tools, or, for example, where they or their suppliers fail to process personal data in accordance with applicable law. It is possible that we could also be subject to liability in such cases based on certain actions by our users.
Additionally, in May 2025, the U.S. federal government enacted the 'Take It Down Act,' which establishes mandatory takedown procedures for non-consensual intimate images and other specified content. Under the act, online platforms and service providers may be required to respond to verified takedown requests from individuals and remove or restrict access to such content. Failure to comply with these obligations could subject us to civil liability, fines or regulatory enforcement. Moreover, because we do not pre-screen user content, we may face challenges in meeting the compliance timelines or verification obligations set forth in the act, particularly if user content is stored on distributed systems or served via third-party integrations.

Although these statutes and case law in the U.S. and elsewhere have generally shielded us from liability for user activities to date, court rulings in pending or future litigation or future regulatory or legislative amendments may narrow the scope of protection afforded to us under these laws, in particular given the uncertainty of copyright legislation with respect to content generated using AI. The CDA and the case law interpreting it generally provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on registrars’ servers unless they participate in creating or developing the content. The Stop Enabling Sex Traffickers Act (SESTA) and Allow States and Victims to Fight Online Sex Trafficking Act of 2017 (FOSTA), which became effective in April 2018, amend certain portions of the CDA, which may limit the immunity previously available to us under the CDA. In the U.S., there have also been, and continue to be, various congressional and executive efforts to remove or restrict the scope of the protections available under Section 230, and courts likewise could narrow the scope of existing liability protections. If such changes occur, our current protections from liability for third-party content in the United States could decrease or change, potentially resulting in increased liability for third-party content and higher litigation costs. Such amendments to or reinterpretations of Section 230 could require significant changes to our products, business practices or operations. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. In addition, comparable legislation in Europe or other jurisdictions may conflict with U.S. statutes and case law, and we may not be able to benefit from safe harbors afforded by applicable law and may, in certain cases, be deemed non-compliant. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position. Further, our indemnity from our registered users may also not be deemed valid in all jurisdictions or may not be fully effective as a matter of practice if any user does not have sufficient assets, insurance or other means to back that indemnity. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering, AI generated deepfakes or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products, solutions or services, restrict or impose additional costs upon the conduct of our business or cause our registered users to abandon material aspects of our service. Any such adverse legal or regulatory developments could substantially harm our operating results and business.
As a domain name registrar, we are required to comply with industry regulations and could face liability from disputes over registration and transfer of domain names.
We are accredited by ICANN as a domain name registrar. ICANN oversees a number of Internet related tasks, including managing the Domain Name System (DNS), the allocation of IP addresses, the accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions.

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

Additionally, following recent Indian court rulings and guidelines, mandatory e-KYC (electronic Know Your Customer) verification is now required for all new and existing domain name registrations in India. Those requirements may add a burden to our domain registration business in India, heightened liability risk, and may make .in domains less attractive to privacy-conscious customers, and create potential for penalties, domain suspensions, or loss of registrar accreditation for non-compliance.

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
In response to these developments, we discontinued our commercial activities in Russia and restricted Russia-based users from accessing our platform, to the extent required under applicable sanctions regimes. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia, Belarus or other countries as the conflict, and any resulting government reactions, are beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impacts on the global economy and/or our business for an unknown period of time. Any of the above mentioned factors could affect our business, financial condition and results of operations.
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
New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Inflation Reduction Act, which was enacted in 2022, and the One Big Beautiful Bill Act, which was enacted in 2025, made multiple changes to U.S. federal income tax laws, which could have implications for us and also for investors. The U.S. government may continue to enact significant changes to the U.S. federal income taxation of business entities including, among others, the imposition of minimum taxes or surtaxes on certain types of income. To the extent that such changes or the related uncertainty have a negative impact on us, our suppliers or our consumers, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Furthermore, the base erosion and profit shifting, or BEPS, initiative undertaken by the Organization for Economic Cooperation and Development, or OECD, which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities, including the country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two pillars. Pillar One focused on the profit allocation of large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two Global Anti-Base Erosion (GloBE) is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). As of 2025, GloBE rules have been enacted in most jurisdictions in which we operate through local entities. However, Pillar Two remains under negotiation and continues to evolve. In December 2025, the state of Israel enacted the Minimum Corporate Tax Law for Multinational Groups, aligning with the OECD Pillar Two framework. The law introduced a Qualified Domestic Minimum Top-Up Tax (QDMTT) mechanism, which ensures that profits of multinational group entities are subject to a minimum Effective Tax Rate in Israel. The QDMTT applies from January 1, 2026, to income generated from that date onward. For companies benefiting from tax incentives under the Encouragement of Capital Investments Law, 1959, the QDMTT framework may affect the manner in which such incentives are utilized and presented in the financial statements. In particular, certain incentives may not reduce the Effective Tax Rate below the minimum threshold set by the QDMTT for financial reporting purposes. At the same time, a proposed Israeli law has been introduced with the objective of preserving and enhancing Israel’s investment incentives while maintaining compliance with OECD guidelines. While we do not currently anticipate GLoBE to cause us to incur a material tax liability in 2025, we are monitoring developments from the OECD, governmental bodies, such as the EU, and tax authorities in the jurisdictions in which we operate, to evaluate the impact of changing global tax laws. Given these developments, we may be subject to higher tax reporting requirements, which may adversely affect our effective tax rate or result in higher cash tax liabilities.
Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.
We are subject to income taxation in the United States, Israel and numerous other jurisdictions. Our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, including a review of our IP structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Significant judgment may be required in applying the relevant income tax accounting guidance to determine the appropriate recognition and measurement of our income tax positions, including positions related to potential refunds of previously paid taxes. If these positions are ultimately resolved unfavorably, it could adversely affect our provision for income taxes
We are also subject to the regular examination of our income tax returns by the Israeli Tax Authority, the U.S. Internal Revenue Service and other tax authorities in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing, IP structure, determine that we have a permanent establishment in foreign jurisdictions, or other matters and assess additional taxes. While we regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes from these regular examinations will not have a material adverse effect on our results of operations and cash flow. Further, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. The final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flow in the period or periods for which a determination is made.
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
Certain regulatory regimes, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establish specific requirements for commercial email messages and specific penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, certain states and foreign jurisdictions prohibit sending unsolicited emails unless the recipient has provided the sender with advance consent to receive such email. We may be found liable in the event we are deemed to have been non-compliant with any such requirements. Furthermore, the ability of our users to opt out from receiving commercial emails from us, or our ability to successfully deliver commercial emails due to third-party email providers limiting exposure to such communications, may decrease the effectiveness of our email marketing strategy and may subject us to legal exposure if we do not adequately honor the user’s opt out request.
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
Our ordinary shares were first offered publicly in our initial public offering, or IPO, in November 2013, at a price of $16.50 per share, and have subsequently traded as high as $362.07 per share and as low as $14.28 per share through February 16, 2026. From January 1, 2025 through February 16, 2026, our ordinary shares traded as high as $247.11 per share and as low as $67.66 per share. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:
•actual or anticipated fluctuations in our and our competitors’ results of operations, or the competitive landscape generally;
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
•short selling activities;
•the commencement or termination of any share repurchase program;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions or other global circumstances beyond our control, such as elevated inflation, interest rates, currency fluctuations, changes in international trade policies or imposition of tariffs, instability of banking systems, the wars and hostilities between Israel and its neighboring countries and regions, and between Ukraine and Russia.
If the market for technology stocks experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our ordinary shares might also decline in reaction to events affecting other companies in our industry even if these events do not directly affect us.
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
In July 2024, our board of directors authorized a repurchase program under which up to a total of $200 million was available to purchase our ordinary shares and/or convertible notes. Subsequently, our board of directors approved, in February 2025, a new repurchase program under which up to a total of $200 million was available to purchase our ordinary shares and/or convertible notes, and in August 2025 the Board authorized an increase to such program by an additional amount of $200 million. In January 2026, the Board authorized a two-year program to repurchase the Company’s securities (ordinary shares and/or convertible notes) in an aggregate amount up to $2 billion (inclusive of any unused amounts under the prior repurchase program). As of March 4, 2026, the aggregate amount available under the repurchase program is $2 billion. As more fully described in Item 5.E. “Operating and Financial Review and Prospects—Recent Developments,” on March 5, 2026, we announced that we commenced a “modified Dutch Auction” tender offer to purchase up to $1,750 million in aggregate purchase price of our ordinary shares. The specific timing and amount of repurchases under the repurchase program, whether pursuant to such tender offer or otherwise, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other acquisition or investment opportunities. In addition, our ability to repurchase may be limited by law, action by creditors, regulatory authority or agreements with third parties.

In addition, we need liquidity sufficient to fund payments of repurchases of ordinary shares and/or convertible notes. Repurchases of our ordinary shares and/or convertible notes pursuant to our repurchase program could affect the market price of our ordinary shares or increase its volatility, and could potentially reduce the market liquidity for our ordinary shares. Additionally, our repurchase program could significantly diminish our cash reserves or increase our debt leverage, which may impact our ability to respond to unforeseen liquidity needs, finance future growth, repay debts, and to pursue possible future strategic opportunities and acquisitions due to constrained capital. There is no assurance that our repurchase program will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase program’s effectiveness.
Future sales of our ordinary shares by our principal shareholders or directors and officers, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.
If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. This includes sales by our four largest shareholders who, as of January 31, 2026, beneficially owned approximately 28.2% of our ordinary shares in the aggregate. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public market by us or these shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate, and could impair our future ability to obtain capital, especially through an offering of equity securities.
As of January 31, 2026, 5,977,396 ordinary shares are subject to outstanding options, performance share units (“PSUs”), and restricted share units (“RSUs”), awards granted to employees, office holders, and other service providers under our share incentive plans, of which 2,619,367 are ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.
In addition, as discussed in Item 5.E. “Operating and Financial Review and Prospects—Recent Developments,” upon the closing of the Private Placement, we issued and sold to the Purchasers an aggregate of 3,266,699 ordinary shares (equal to approximately 5.9% of our outstanding ordinary shares as of January 31, 2026) and, additionally, Warrants in respect of 816,674 underlying ordinary shares. If exercised, Warrants will be settled by net share settlement or cash settlement, at our election, so the ultimate number of ordinary shares that can be issued will depend on a number of factors, including the market price of our ordinary shares at the time, and cannot be ascertained at this time, but may be significant. In connection with the Private Placement, the Purchasers have entered into lock-up agreements with us pursuant to which they have agreed that they will not, among other things, and subject to certain exceptions, sell, transfer, or otherwise dispose of the ordinary shares, and Warrants issued to them in the Private Placement, or any ordinary shares that may be issuable to them upon the exercise of the Warrants, during the period ending one year after the closing date of the Private Placement, without our prior written consent. Following the expiration of the lock-up period, these ordinary shares issued to the Purchasers, and any additional ordinary shares that may be issued to the Purchasers upon exercise of the Warrants, may be freely sold in the public market. Furthermore, pursuant to the Purchase Agreement, we may be required to file a registration statement registering the resale of the ordinary shares issued to the Purchasers in the Private Placement and any additional ordinary shares issuable to the Purchasers upon the exercise of the Warrants. As a result, this may cause dilution to our shareholders’ equity, which may decrease the market price of our ordinary shares.
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
As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, or NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of NASDAQ. We currently follow home country practice regarding quorum requirements, the distribution of annual and interim reports and the determination if shareholder approval is required before issuing securities or adopting or amending equity-based compensation plans. In the future, we may elect to follow home country practice in Israel for other matters, such as the NASDAQ requirement to have separate executive sessions of independent directors without management present or the NASDAQ requirement for the timing of annual shareholder meetings. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of U.S. domestic issuers. See Item 16G. “Corporate Governance.”

As a foreign private issuer, we are not subject to U.S. proxy rules or Regulation FD and are exempt from filing certain Exchange Act reports, and the loss of foreign private issuer status could adversely affect us.
As a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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
In June 2025, the SEC issued a concept release, seeking public comment on the definition of foreign private issuer. The SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to foreign private issuers. The concept release outlines several potential approaches to revising the “foreign private issuer” definition, including updating existing eligibility criteria, adding a foreign trading volume requirement and incorporating an assessment of foreign regulation. The comment period expired in September 2025. There is currently no indication of any timing on any related proposed rulemaking. If the SEC amends the definition of “foreign private issuer” to include requirements with which we do not currently comply, we would lose our status as a foreign private issuer.

If a United States person is treated as owning at least 10% of our shares (including constructively through the ownership of our 2030 Convertible Notes), such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively through the ownership of our 2030 Convertible Notes) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, regardless of whether the controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled controlled foreign corporations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2025, and we do not expect to be treated as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in Item 10.E. below) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its own tax advisor as to the potential effects of the PFIC rules. See Item 10.E. “Additional Information—Taxation—United States Federal Income Tax Considerations.”
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
Risks Relating to Our Incorporation and Location in Israel
The War and Other Conditions in Israel could adversely affect our business.
We are incorporated under Israeli law and our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established, a number of armed conflicts have occurred between Israel and its Arab neighbors.
On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas, and a military campaign against Hamas commenced in parallel to continued rocket and terror attacks by Hamas. Following the attacks by Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen, armed groups in Iraq and other terrorist organizations, also launched attacks against Israel. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. On February 28, 2026, Israel and the United Stated launched a joint attack on Iran, targeting key officials, military commanders and facilities, including the assassination of the Iran’s Supreme Commander and other key officials and military commanders. In retaliation, Iran launched hundreds of ballistic missiles and drones against civilian targets in Israel and against U.S. military bases, civilian aviation facilities and other civilian targets in several countries in the Persian Gulf, including Jordan, Kuwait, Bahrain Qatar, Iraq, Saudi Arabia and United Arab Emirates. The war has also led to widespread airspace closures in the region.

The intensity and duration of Israel’s war and hostilities against Hamas, Hezbollah, Iran, and other neighboring countries and regions is difficult to predict, as are economic implications on our business and operations and on Israel's economy in general.
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
During war and hostilities with Israel and its neighboring countries and regions, the Israel Defense Force (IDF) has called up several hundred thousand of its reserve forces to serve. Certain of our employees (including key employees) and/or their family members were called to active military reserve duty. The war and possibility of escalation may require a significant number of our Israeli employees to serve in active reserve duty, and as a result, our operations could be disrupted for extended periods of time. The absence of our employees due to their military service in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.
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
Additionally, a number of countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase, including as a result of the war which may further agitate the hostilities. These restrictions may significantly limit our ability to distribute our products to users in these countries or establish distributor relationships with companies operating in these regions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies. We may also continue to be targeted by cyber-terrorists because of being an Israeli company.
Finally, the current Israeli government is pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, have indicated that such proposed changes, if adopted, or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and our ability to do business, financial condition, results of operations, growth prospects, and ability to raise additional funds, if deemed necessary by our management and board of directors.
The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
The Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law, was amended as part of the Economic Efficiency Law that became effective on January 1, 2017, or Amendment 73, under which a new incentive regime would apply to “Preferred Technological Enterprises” and “Special Preferred Technological Enterprises” that meet certain conditions stipulated under Amendment 73. In 2023 and 2024, we did not utilize the tax benefits under the Investment Law, as we had carry-forward losses for Israeli tax purposes. In 2025, we are expected to generate taxable income in Israel, and we expect to be eligible for benefits as a “Preferred Technological Enterprise”. As a result, the applicable corporate tax rate is expected to be reduced to 12%, and dividend distributions will be subject to a 20% withholding tax. In order to be eligible for the tax benefits for “Preferred Technological Enterprises,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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
ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
Our History
Wix was founded in late 2006 on the belief that the Internet should be accessible to everyone to develop, create and contribute. We are a leading, global, web development platform for millions of users, including self-creators, agencies, enterprises and more with industry-leading infrastructure, performance, and security, delivering our solutions through a Software-as-a-Service (SaaS) model.  Since our founding, we have developed and launched multiple innovative products, services, and business solutions that empower any business, organization or brand worldwide to create, manage and grow a fully integrated and dynamic digital presence.
Wix’s vision is to simplify complex technologies and deliver the best tools for every type of user and business to create online. Powered by advanced AI and enterprise-grade infrastructure, Wix is trusted by hundreds of millions of users worldwide. Founded in 2006 and strengthened by the 2025 acquisition of Base44, the no-code application platform, Wix is continuing to build for the future of the internet.

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
Principal Capital Expenditures
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025, and for those currently in progress, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
B.    Business Overview
We are a leading global cloud-based web development platform for millions of registered users and creators worldwide. Wix was founded on the belief that the Internet should be accessible to everyone and with the mission to enable anyone to express themselves online and for businesses and organizations to take their businesses, brands and workflows online to create and manage a fully integrated and dynamic digital presence. As of December 31, 2025, we empower approximately 304.2 million registered users worldwide who began the website building process with us. The Wix platform combines advanced AI, flexible web design, domains, hosting, templates and robust business and commerce solutions to help users build stronger brands, connect with their audiences, and scale their businesses online. Wix is shaping the future of how digital experiences are built with its intuitive AI-powered website builder and no-code application creation through Base44, making sophisticated creation accessible. We offer our solutions through a freemium SaaS business model (free and premium services), and as of December 31, 2025, we had approximately 6.1 million premium subscriptions. We also promote our services and solutions through our partners.
Our platform consists of several web creation products, with different purposes and primary audiences. Wix Harmony and Wix Editor, intended for full website creation targeted at users with basic, average or above average technological skills, and Wix Studio, intended for advanced users such as design agencies, professionals, and enterprises.
In January 2026, we released Wix Harmony, the company’s new flagship AI website builder designed for ease, speed, and professional‑grade results. Wix Harmony uniquely combines vibe coding with drag-and-drop design control. Within Wix Harmony, users work with Aria, an AI agent specialized in building high‑quality websites. Aria understands natural language and the full context of a site, so users can describe what they want and Aria can execute it.

The Wix Editor is a drag-and-drop visual development and website editing environment complete with high quality templates, graphics, image galleries and fonts. With our platform, Wix registered users can create and manage a professional quality digital presence tailored to their business and brand’s specific look and feel and that is accessible across all major browsers and the most widely used desktop, tablet and mobile devices. The Wix Editor personalizes the web creation process for each user’s intent, enhanced by AI Technologies.
Wix Studio is a unified website development platform that enables the creation of advanced websites at scale. Wix Studio offers powerful design and layout capabilities for complete design control, multi-site workflow management and other advanced capabilities, including a robust code environment with Wix online VS Code-based IDE and customizable applications. These features combined with tailored AI Technologies, including responsive design AI and an AI-powered code assistant, enable professionals and agencies to complete complex projects faster and more efficiently. Additionally, design professionals can easily transform their Figma designs into dynamic Wix websites with a Figma to Wix Studio plug-in launched in June 2024. Wix Studio represents an evolution from our previous professional level design product, Editor X, which was sunset in 2024. Through Wix’s web creation products and tools, users have access to a broad and expanding set of AI-powered capabilities designed to simplify and enhance the website creation and management experience. By combining Wix’s proprietary technologies and third-party AI models, including those from leading providers, we embed intelligence across the platform to help users generate, design, customize, and manage their online presence more efficiently. These AI capabilities support everything from building and structuring websites to creating content, visuals, branding elements, and customer interactions, as well as automating common business operations. With these solutions, Wix enables users of all skill levels to create professional, high-quality websites and operate their businesses more effectively and with ease.
Our platform also includes a full-stack, no-code/low-code development environment called Velo by Wix, through which users can combine the products and solutions our platform offers with advanced developer capabilities to create content-rich websites and web applications. Velo by Wix provides the ability to use databases to manage content, expose users application via application programming interfaces, or APIs, create server function to connect with external services, and custom code to create custom interactions. This may significantly reduce the need for developers and designers to juggle updating themes, hosts, content management systems (“CMSs”), plugins, content delivery networks (“CDNs”) and other third-party products.
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
We also offer a variety of additional products and services to further complement and enhance our users’ business or branding needs, most notably Payments by Wix, a payment platform that helps our users receive payments from their customers through their Wix website, and Paid Ad Campaigns, which allows businesses to run dynamic online ad campaigns on online ad platforms. Wix is also one of the largest resellers globally of Google Workspace, a productivity solution from Google, which is offered as an integrated productivity solution that enables people and businesses to safely connect, create and collaborate.

In addition, we provide a range of complementary services to meet user needs, including our App Market, which enables registered users to easily install and uninstall a variety of free and paid web applications developed by us or identified and selected through third-party developers based on user demands. These applications add functionality and are easily integrated into registered users’ websites with a few clicks, without the need for any coding, and include social plug-ins, online marketing and customer relationship management tools, contact forms and transactional and payment processing capabilities. Additional complementary services include, among others, the Wix Marketplace, an online marketplace which connects users with talented web experts; the Wix Owner App, a native mobile application enabling users to manage their websites and Wix operating systems on the go; and Branded App, which gives users the ability to create a fully branded native mobile application for their business.
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
We are removing not only technological, but also geographic and linguistic barriers to web development, to empower almost anyone to create and manage a digital presence in their own language. We currently enable our users to create their online presence in any language and offer our platform in 22 languages — English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Thai, Ukrainian, Vietnamese, Hindi, and Indonesian.
In June 2025, we acquired Base44, an Israeli early-stage startup which offers an AI-powered platform enabling users to build fully functional web and mobile applications via natural-language prompts, automatically generating front-end, back-end, databases, authentication and deployment infrastructure, without the need for manual coding.
In May 2025, we acquired Hour One AI Ltd., a company specializing in generative-AI–based media creation and scalable video production for web and content platforms. The acquisition strengthens the company’s AI capabilities and accelerates its roadmap toward more immersive, AI-driven digital experiences, including advanced video and visual content creation tools that can be integrated into our existing product ecosystem.
Industry Background
As consumers have moved almost all forms of commerce online and onto mobile devices, businesses, organizations and professionals need not only a website, but also a dynamic digital presence with tools to manage operations in real time. Artificial intelligence is transforming how users are interacting with customers, suppliers, partners and employees online. These AI-powered interactions include back-end activities like invoicing, customer relationship management and payment processing, as well as front-end activities such as communications, online marketing, reservations and scheduling, and social media integration, all increasingly enhanced by AI-driven automation and data intelligence.
Use of dynamic web content and advanced digital services for high-level customer engagement is becoming increasingly prolific, fueled by AI capabilities that enable personalization, predictive analytics and conversational interfaces. However, building this presence is becoming more challenging for businesses, organizations, and professionals due to costs, time constraints, lack of skills and language barriers. The complexities of web creation and focus on design needs also create challenges for professionals who build web content, such as our partners. We believe there is a significant opportunity to provide an elegant cost-effective, AI-driven solution that caters to the accelerating demands of anyone who needs to create a dynamic, professional digital presence or application. Further, we also believe that there is a significant opportunity to provide solutions that help bring efficiencies to web development and further help businesses manage operations and grow online through vertical Enterprise Resource Planning (ERP), marketing, mobile, customer management and communication products and tools.

The Wix Platform
Our web development technology is built based on HTML5 and offers HTML5 compatible capabilities, web design and layout tools, domain registration and hosting, and other marketing and work flow management applications and services. Our hosting ensures sites are up and running and requires no installation. We consider website security as one of our highest priorities and strive to offer multi-layered security processes and practices to keep websites safe and secure.
Free Products and Services
Our registered users receive access to hundreds of free design templates for personal and business use, free web hosting, free usage of select AI tools, free access to our App Market, which offers a variety of free and paid applications, and blog support. The websites developed using our free product contain Wix advertisements in the footer and/or header, and tags, or metadata, which contain our name. Our name is also contained in the URL of the user’s website.
Our free product and service offerings include the following features and capabilities:
Creation Products
By registering with our service, our users gain free access to Wix’s web creation products: Wix Harmony, our flagship AI website builder; Wix Editor, an intuitive, flexible solution for individuals and businesses; Wix Studio, built for professional creators and agencies requiring advanced design, development, and collaboration capabilities; and Wixel, our standalone AI-powered visual design platform. These creation products enable our users to design and manage as many websites as they choose to establish or enhance their digital presence. No installation of software is necessary to use these web editors, as our advanced editing and design platform is accessible through the cloud directly from our website. Our web editors allow registered users to optimize their existing Wix sites for viewing on mobile devices. Our mobile site technology is also based on HTML5 and allows registered users to customize their sites for different mobile devices, yet share design elements and all site data between the different variants. We do not currently charge for gaining access to a mobile presence through our platform.
Base44 offers a free, limited, credit-based plan to users that provides access to core features, including AI-powered app building, authentication, database, analytics, and hosting. This free offering is well suited for testing, experimentation, and small projects. Designed for speed and simplicity, Base44 enables users to turn ideas into functional apps through a conversational interface. The platform automatically generates both the user interface and backend infrastructure, eliminating the need to manage separate tools or services.
Velo by Wix
Velo by Wix is a powerful no code/low code development platform that allows users to extend the functionality of their online presence. With Velo, creators, designers and developers can take advantage of a server-less development environment that features an array of advanced functions to create content-rich, custom websites and web applications. This product combines our creation products - Wix Editor and Wix Studio - with a powerful set of development capabilities. Starting with our creation products, users can design a front end (client-side), then employ Velo developer tools to add advanced functionality and capabilities to the back end. Velo includes features that are built into the platform and do not require code for their implementation. Velo enables easier web application creation, providing the ability to use databases to manage content, APIs to connect with external services and the ability to expose the web application as an API. This significantly reduces the need for website managers to coordinate between updating themes, hosts, CMSs, plugins, CDNs and other third-party products. Velo provides an all-in-one platform, hosted on the Wix cloud, that allows users to spend their time on creation, rather than on complicated setup and maintenance. These capabilities are coupled with the Wix OS backend to manage all operational aspects of a website or application.
Our Git integration enables developers to create and manage sites as a team, use any integrated development environment (“IDE”), integrate with CI/CD workflows and incorporate automated testing and verification tools. The Wix Git integration allows developers to work within a more stable and standard environment and provides more transparency to better mitigate problems.
Wixel is a standalone AI-powered visual design platform, bringing advanced visual design capabilities into a single intuitive interface. Built to democratize visual design, Wixel enables anyone to effortlessly bring their ideas to life, producing high-quality results with ease. The platform integrates cutting-edge artificial intelligence with an intuitive user interface and powerful features to offer a seamless visual design experience.
Hopp is a platform by Wix designed specifically for social-first businesses looking to amplify their brand and scale their operations on social networks. The Hopp ecosystem boasts a variety of helpful features, but its signature offering is its link in bio tool.
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
Wix Marketplace connects users who need help creating and managing a website with experienced web professionals on the platform, offering a wide range of services to bring their ideas to life. Users can submit a detailed brief and get matched with the most suitable professional based on their needs, or browse hundreds of vetted experts filtered by service type, location, and budget, and review portfolios to find the right fit. In 2024, we expanded the Marketplace to include Wix Studio template sales, opening new opportunities for professionals to monetize their expertise while giving users high-quality, ready-to-use solutions. This addition further strengthens a thriving ecosystem built on creativity, innovation, and collaboration.
Our native mobile applications are available in iOS and Android. The Wix App allows users to fully manage their websites and Wix operating systems on the go and run their businesses, wherever they are, in real time. It is an interface that streamlines the day-to-day mobile management that businesses need to operate e-commerce, marketing, customer service, bookings and communications with customers and site visitors. We also offer Spaces by Wix, a dedicated mobile app that serves as an interface between the site owner and their customers. Spaces by Wix serves as a mobile native business front for buying products, ordering services, registering to attend events and more. Customers use Spaces by Wix to communicate with the business owner or between themselves as a community. Both apps are available for download for free in the Apple App Store and Google Play. In conjunction with the launch of Wix Studio, our cornerstone web and application development platform for professionals, we introduced the Wix Studio App. The Wix Studio mobile app allows agencies building on Wix Studio to manage all of their sites, projects, and clients on the go.
Our users have access to a set of tools to manage their site and business directly from a back-office dashboard that displays helpful information regarding the user’s site and business and data insights through Wix Analytics.
Wix Customer Care
Wix Customer Care provides support and guidance to our users throughout the Wix platform. Users can find answers through our self-service offerings (our Help Center and Helpmate) or engage with our Customer Care experts across multiple channels (calls, chat, or email) in numerous languages.
We have a global department of Customer Care teams that are located across the United States (primarily in Cedar Rapids, Iowa) and EMEA (Kyiv, Krakow, Tel Aviv, and Dublin). In addition, we partner with multiple offshore Business Process Outsourcing (BPO) teams in order to provide 24/7 coverage and ongoing support for most of our markets. We provide customized care in 13 languages.
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
Wix Premium Subscriptions
Our premium subscriptions are purchased by businesses, organizations and professionals in a variety of fields, such as art, finance, entertainment, music, photography, tourism, beauty, sports, food services, property management or publishing. Premium subscriptions may also be purchased by creators such as our partners that, in some cases, are engaged by their customers to build web content.
Our premium subscriptions offer select AI tools, Velo by Wix, and other complementary products and services. Our premium services also include top-requested business tools, such as social posts, promotional videos and invoice management. Premium subscriptions also include the ability to connect a custom domain name, which can be purchased and managed directly through the Wix platform or purchased and connected to Wix from a third party, the removal of Wix branded ads on the site. Certain premium subscribers also benefit from priority level customer care.
As part of our effort to expand our AI capabilities to help our users create, design, and grow their online presence, we introduced AI Credits which can be utilized as part of our premium subscriptions across Wix’s AI‑powered tools and features. Premium subscriptions will be able to utilize AI Credit limits in accordance with the package they purchase.
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
Wix Payments allows users to set up and accept payments, in an automated and streamlined onboarding process made entirely within the Wix platform. Wix Payments also includes a dashboard to view the history of online and in-person transactions, from sales to payouts, in a single place, solving a significant challenge with doing business online. Many types of businesses, including e-commerce retailers, service providers, musicians, photographers, hotels, restaurants, and many more are able to take advantage of the efficiency provided by Wix Payments. Wix Payments is currently active in Brazil, the U.S., Canada, the UK, and several European countries.
Email Marketing Subscriptions
We offer stand-alone packages of email marketing features to help users engage with their audience, convert leads and boost traffic.
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

Domains
We offer our users the ability to choose and connect their own domain name to their website to better enhance their brand, through third parties that offer domain names, or through our offering as an ICANN accredited domain name registrar. Domain names are offered as a stand-alone product, and also are included, on a limited basis, as part of our premium subscription offerings. Registered users without a premium subscription are assigned a free URL which includes the Wix site address.
Google Workspace
We sell Google’s Google Workspace application as an integrated solution, which allows our users to create a personalized Gmail email address using their Wix-connected domain name, to enable them to send professional emails from their business address, create group mailing lists for sales, support, email marketing and more, and access other related features through their Wix’s site management dashboard. Since the beginning of 2025, users have had access to Gemini and NotebookLM to automate certain tasks using AI, including writing emails and search engine optimization (“SEO”) keyword research.
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
Gift Cards
We provide users a fully native solution to manage gift cards. Gift cards can be used by brands and businesses to attract new customers, increase purchase frequency and retain existing customers.
Branded App by Wix
We offer a native mobile app builder that provides users with the ability to create and customize their own tailor-made application without a single line of code. In 2024, we launched an AI chat experience for our mobile app builder for global users in English. Through a conversational AI chat experience with the user to understand intent and goals, our AI Technologies generate a fully branded and customizable mobile app for the desired business.
Base44
Base44, an AI-powered platform that enables anyone to build fully functioning apps in minutes using natural language, offers a tiered subscription model for AI-powered app development. Base44 uses a dual-credit system: message credits are consumed when users interact with the AI to create or edit an application, effectively metering the development process, while integration credits are used when end users interact with the live application. All paid plans include unlimited apps, AI model selection, and in-app code editing.

Wixel

Wixel is a new standalone AI-powered visual design platform. Built to democratize visual design, the platform enables anyone to effortlessly bring their ideas to life, producing high-quality results with ease. The platform integrates cutting-edge artificial intelligence with an intuitive user interface and powerful features to offer a seamless visual design experience.

Wix Commerce Solutions
We offer a robust and comprehensive commerce platform for all types of business owners. As each business segment faces a unique set of challenges, we developed a commerce platform on top of which we offer tailored products and solutions to address specific business needs. This strategy allows us to build on this solid foundation by adding more layers and enhancements that cater to the specific needs of each industry and provides an easy and affordable way for these businesses to bring mission critical workflow online. Current vertical solutions that offer commerce functionality include Wix Stores, Wix Services, Wix Restaurants, Wix Events, Wix Fitness, Wix Hotels, Wix Music, Wix Showcase, Wix Video, Wix Blog, Wix Forms, Wix Groups, Wix Proposals, and Wix Donations. Wix is also focused on agentic commerce to prepare merchants for the shift from traditional search-based shopping to AI-driven purchasing.
In late 2025, Wix announced partnerships with Stripe and PayPal to introduce tools that promote user product discoverability, which can be bought directly through AI agents. We intend to continue introducing additional solutions, once we are able to identify a need for such solutions, that are tailored to specific businesses.
Wix Stores
Wix Stores is our e-commerce platform that offers merchants professional tools and services to establish, design, manage and grow their e-commerce business. The platform allows merchants to sell their products across various channels, including online stores, native mobile apps, physical point-of sale, external e-commerce marketplaces, and social media platforms. Wix Stores enables merchants to manage their e-commerce operations from end-to-end, covering activities such as sourcing products, managing inventory, accepting payments, fulfilling and shipping orders, and obtaining detailed analytics and reporting. Additionally, merchants can leverage a wide-spectrum of marketing and e-commerce tools. The platform also includes numerous integrated third-party-apps, and is built to be extended by both developers and merchants to further customize the solutions and create unique e-commerce experiences at scale.
Wix Services
Wix Services is an end-to-end online booking solution, giving businesses an easy and effective way to showcase their services and allow online scheduling of appointments, classes and courses, as well as manage their own schedule by synchronizing with their primary Apple Calendar, Microsoft Outlook, and Google Calendar, reducing no-shows by sending auto-reminder emails to customers, selling memberships and packages, and customizing products.
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
Wix Fitness
Wix Fitness enables fitness instructors and studio owners to manage each aspect of their businesses from their website and the Wix Fit App. Fitness professionals can create a website using designed templates and customize the Wix Fit App, manage their calendars and classes, allow their customers to book classes, connect with their community, stream and sell videos, take payments and obtain analytics to help grow their business. Wix Fitness offers bookings, subscriptions, e-commerce including coupons, as well as a chat interface that allows for real-time interactions with customers.
Wix Hotels
Wix Hotels, by HotelRunner, is a full suite of professional tools for every touchpoint needed to launch, manage, and grow a hospitality business and maximize revenue. Wix Hotels offers a comprehensive booking engine that is fully integrated into a Wix website for hotels, B&Bs and vacation rentals, making it simple to build and maintain the room inventory complete with pricing, booking, reservation and payment management capabilities. Through their dashboards, hotel owners can easily add reservations made elsewhere and manage their entire room inventory in one place and accept and manage bookings that come through many online travel agencies and marketplaces.
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
Wix Blog and Wix Forms
Wix Blog enables users to easily create a blog and grow an online community. Users can choose from several beautiful layouts with built-in social features. Readers can join the blog, create member profiles, and comment with images and videos. In addition, users have the option to set up a paywall and charge for access to selected content. In 2024, we announced a suite of AI-powered tools that generate the content and images for a user’s target audience, quickly turning ideas into engaging, near-ready articles.
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
Wix Groups
    Wix Groups enables users to create an online community directly on their Wix site. The Wix Groups users can become members, join conversations, follow posts, upload videos, write comments and more.  Users can choose from a variety of layouts and customize them to their needs. In addition, users have the option to set up a paywall and charge for access to select content.

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
Artificial Intelligence and Generative AI Technologies
We offer a comprehensive suite of AI- and generative AI-powered web creation and business enablement tools, which are available to all of our users. Wix Artificial Design Intelligence (“ADI”), launched in 2016, was a first of its kind AI-based site creation platform. We have since developed and launched multiple products and solutions leveraging AI Technologies. We deploy hundreds of AI and generative AI models on our platform, both leveraging third-party models from OpenAI and other partners as well as our own proprietary algorithms. Harnessing AI Technologies simplifies the user experience and streamlines the website building process, allowing businesses to move online more quickly and easily. We also deploy AI models to improve our internal workflows and development velocity.
We have a large suite of AI-powered tools and features for web design, eCommerce, online marketing and advertising, and analytics. This includes, but is not limited to:
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
Kleo, Wix’s AI Marketing Agent
The AI Marketing Agent, also called Kleo, proactively creates marketing content and optimizes sites for SEO, helping users grow their business, reach new audiences, and save time. By connecting Wix’s powerful marketing tools, including SEO, social media, email marketing, and paid ads, and more, Kleo delivers a personalized strategy with ready-to-use content and recommendations tailored to specific users goals.
Aria, Wix’s AI-Powered Business Assistant
Aria simplifies the user experience by allowing users to query and perform various business and back-office tasks directly from the chat interface. Integrated throughout the dashboard, Aria allows users to ask questions, optimize site settings, complete tasks, and discover useful features. By guiding users toward relevant tools and add-ons, Aria is expected to drive app installations, increase package upgrades, and encourage the adoption of premium features, ultimately improving collections and helping reduce churn.
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
Base44
Base44 is an AI-powered platform that enables anyone to build fully functioning apps in minutes using natural language. From personal productivity tools and internal workflows to customer portals and enterprise-grade products, Base44 turns ideas into ready-to-use applications with no integrations required.
HourOne
Hour One is a pioneer in generative AI media creation. It develops technology that enables the effortless creation of studio-quality content at scale. The platform supports personalized video and interactive experiences that merge storytelling with real-time engagement. At the core of Hour One’s offering is a proprietary cloud-based infrastructure that integrates generative AI inference with advanced 3D rendering.

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
Our marketing approach for our Wix offering focuses on higher-intent users. In doing so, we significantly reduce investment in acquisition marketing, which has meaningfully improved return on these investments until today, while new user cohort bookings increased. We believe the driver of this success is the strength of our Wix brand and further believe that our investments in building a global, scaled brand since our inception have made Wix synonymous with relevant general keywords on the internet.
Our marketing expenditures directed to advertising were $243.6 million in 2025, $175.6 million in 2024 and $142.8 million in 2023. Our marketing expenditures are primarily directed toward search engine advertising, advertising on social networks, video advertising and traditional media advertising.
We also maintain the Wix Affiliate Program, a program where our affiliates receive a commission for directing visitors to our website, by placing Wix ads on their own websites. From time to time, we also hold webinars, promotional contests, user meet-ups and public relations events.
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
User Retention
Once we attract visitors to our website, our preliminary goal is to register them as registered users. Once they are registered, we distribute marketing and promotional emails and support tools to help our registered users build their site. These materials are created by our Wix content team, which complements our marketing efforts by focusing on the consistency of our branding message online, in our in-person merchandise and at our community events. We constantly seek to generate premium subscriptions from our registered users and to maximize our revenue from such subscriptions by offering them enhanced functionalities through business solutions. Registered users who purchase premium subscriptions gain access to additional features based on the subscription they choose, which may include Wix ad removal, domain connectivity, e-commerce and payment solutions. In the beginning of 2026, we expanded our AI ecosystem to help our users create, design, and scale their business with unprecedented efficiency by integrating AI Credits directly into our premium subscriptions for new purchases, providing extra capabilities and a more powerful way for users to manage their digital presence and growth. We offer a 14-day refund to introduce registered users to these additional products and solutions. Registered users can choose between monthly, yearly or multi-year premium subscriptions, and, as of December 31, 2025, 83% of our premium subscriptions were for a one-year period or more and 17% were monthly. We seek to increase the number of premium yearly and multi-year subscriptions by offering promotions and discounts on these subscriptions. We also send emails to our yearly and multi-year premium subscribers, reminding them that their subscriptions are about to renew, as well as other discounts on products and services to maximize our revenue from such premium subscriptions. We seek to retain premium subscriptions by offering upgrades for our premium products, business solutions, and free and paid applications in our App Market.
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
Our editors include the Wix Editor’s Smart Layout technology that offers both functionality and customization. Our technology provides for dynamic layout and content, meaning that no one component box on a registered user’s website is static or incapable of being moved to other areas of the user’s page. Component boxes added to our registered users’ websites identify the user’s site structure and automatically adapt to the size and style of other component boxes within the site. These capabilities allow the registered user full control over the layout of their website, allowing the user to create a design-rich, professional website. Through Wix Studio, which offers advanced design and layout capabilities, we allow users and design professionals, through its wide, flexible canvas, to use modern CSS technologies to accurately and proportionally scale elements at every viewpoint. Additionally, the Alternative Layout tool provided under our suite of AI Technologies give users the ability to redesign the composition of their website in a single click.
Web Service Creation Environment
We provide a software development platform with a software development kit, or SDK, REST APIs, and webhooks that enable third-party developers to build applications for Wix websites. Applications may include widgets (also called site components) that are embedded on users' sites. Developers configure and publish these applications through the Wix Developer Center using tools such as the Wix CLI. Widgets are embedded on users' sites through various integration methods. For integrations that need to receive website events, such as order management and financial services , applications access site data through set permissions and webhooks that deliver real-time event notifications. The Wix App Market is the primary distribution channel where users can browse and install third party applications to add functionality to their website. Applications may display widgets as embedded UI components within pages, in modals or popups, or as dashboard panels, depending on the application's design. Widgets that provide meaningful content and include dedicated, SEO endpoints can have their content indexed by search engines as part of the site’s SEO view.

Wix Databases
Our application development and data technology, Wix Databases, is a platform that allows our registered users and developers to create their own applications and work management tools, such as contact forms and FAQ lists. This platform uses our AI engine, drag-and-drop, style engine and smart layout technology, so that the user or developer may create professional-looking applications and tools with customized styles, colors and layouts. The applications and tools created through Wix Databases can be fully integrated into our registered users’ websites through publishing on the Wix Editor platform.
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
We currently process all of the payments for use of our paid services by our users using a billing system that enables our registered users to submit information of credit, debit card and other alternative payment methods for payment processing. This system interfaces with a number of different payment gateway providers who then link to payment card processors and/or acquiring banks, based on the registered user’s jurisdiction. With this system, we are not materially dependent on any single gateway provider or payment card processor in any of our main markets.
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

Research and Development
As of December 31, 2025, we had 2,530 employees and contractors focused on research and development. Our research and development team, which also includes our design team and our quality assurance team, is comprised of individuals with experience in web development, AI Technologies, design, data management and data analysis. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel. We also engage teams of developers in Beer-Sheva, Israel, Lithuania, Germany, the U.S., UK, Poland, Ireland, Brazil, the Netherlands, Japan, Australia, Canada, and Ukraine to benefit from the significant pool of talent that is more readily available in those markets. Our research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions, including AI.
Our research and development spending was $645.5 million in 2025, $495.3 million in 2024 and $481.3 million in 2023. We invest in research and development to enhance and expand our product and service offerings, tailor our marketing efforts, and expand our registered user base. Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ and our partners’ needs and often arise out of their suggestions or new technological advancements such as AI Technologies, and improving the performance, quality, security, resilience, and scalability of our platform. For this, we rely heavily on sophisticated tools, such as automated process systems which, for example, enable our registered users to request new product features and upgrades, which then enables us to quickly react to our registered users’ requests. We also engage in A/B testing to measure the effectiveness of our upgrades and new product features.
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
The Wix brand, and the brands of other solutions within our overall offering, such as Base44, are central to our business strategy, and we believe that maintaining, protecting and enhancing these brands is important to expanding our business. We have obtained trademark registrations in certain jurisdictions for trademarks that we consider material to the marketing of our products, including the WIX® mark and the Wix logo, as well as the Wix Studio® mark and logo. We also have trademark applications pending for additional marks that we use to identify certain product collections used for certain of our products. While we expect to submit additional trademark applications and expect our pending applications to mature into registrations, we cannot be certain that we will obtain such registrations.
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
•Versatile, web-based, and app-based graphic design platforms such as Canva and Figma;
•offerings that provide e-commerce software enabling a merchant to sell goods online such as Shopify and BigCommerce;
•software that enables a business to take and manage appointments and/or reservation schedules online, such as Mindbody;
•content management systems that help users build and manage content for a website such as WordPress.org and Drupal;
•solutions that help businesses market themselves online such as search engine marketing, or SEM, and SEO providers, e-mail marketing solutions and online directory listing services; and
•“vibe coding” solutions for developers, such as Claude Code, Cursor and Replit, and AI-powered low-code/no-code application builders, such as Lovable, Google AI Studio, Bolt.new, and V0 which may be competitive with our Base44 offering.

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
Government Legislation and Regulation
Actions of our Users and Other Third Parties
In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are evolving and are currently being tested by a number of claims, including actions based on defamation, breach of data protection and data privacy rights and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. These laws, and court or regulatory interpretations of these laws (including their limitations and safe harbors), may shift quickly in the United States and worldwide.
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
User Data
We hold certain personal data of our registered users, primarily, username, email address and billing details that are provided by our registered users and by our users who have purchased premium subscriptions, and may store certain personal data of the users of our registered users’ websites. We are subject to the data protection and storage laws of the State of Israel, as well as certain industry standards. In addition, we are subject to local data privacy legislation in the areas where we operate, including Europe and the U.S. We operate in accordance with the terms of our terms of use and privacy policy, which describe our practices concerning the use, transmission and disclosure of user data and personal data.
United States
A number of legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning data privacy and data protection, including changing regulatory guidelines and interpretations, could affect us and our business, our products and our services. Additionally, some states have passed proactive, as well as reactive, data privacy and information security legislation. More generally, some observers have noted that such legislation could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. Regulatory enforcement actions and trends in consumer class actions against other online companies suggest a trend that regulators and judges may require such companies to adopt certain minimum data privacy protections and data security measures to protect personal data. We have a dedicated team that implements relevant measures in relation to applicable data privacy and information security laws, and assesses the impact of other such laws that may apply to us in the future. The costs of compliance with these laws, best practices and regulatory guidance may increase in the future as a result of changes in regulatory guidelines and interpretation.
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
We are also subject to the EU AI Act, which entered into force in 2024 and classifies AI systems according to risk, imposing transparency and governance obligations on providers and deployers of AI systems.

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
Artificial Intelligence
The regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and new laws regulating AI Technologies have been enacted in the EU and are expected to enter into force in the United States in 2026.

In the United States, the Biden administration issued the 2023 AI Order, emphasizing the need for transparency, accountability and fairness in the development and use of AI. However, as previously described, the Trump administration has rescinded the 2023 AI Order and issued the 2025 AI Order that, among other things, requires certain agencies to develop and submit to the President action plans to “sustain and enhance America’s global AI dominance,” and to specifically review and, if possible, rescind rule making taken pursuant to the rescinded 2023 AI Order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI Technologies, or may implement new executive orders and/or other rule making relating to AI Technologies in the future. Agencies, such as the Department of Commerce and the Federal Trade Commission, have issued proposed rules governing the use and development of AI Technologies. Legislation related to AI Technologies has also been introduced at the federal level and is advancing at the state level. Any such changes at the federal or state level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. For example, California has enacted numerous laws regulating the use of AI Technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize AI Technologies in the future.
In Europe, the European Commission enacted a regulation establishing a comprehensive, risk-based governance framework for AI in the EU market, the EU AI Act. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and, depending on the AI use case, includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance.

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
In the United States, we maintain offices in New York City, Miami, and Cedar Rapids, Iowa. In New York, we lease approximately 23,074 square feet under a lease that will terminate in September 2026, and will begin a new lease for approximately 24,339 square feet under a lease that will expire in March 2037. In Miami, we hold a lease totaling 12,644 square feet (of which 9,008 are subleased) that expires in July 2032. In Cedar Rapids, we occupy a total of 13,679 square feet with a lease that expires in November 2027.
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
Legal Proceedings
See Item 8. “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”
C.    Organizational Structure
The legal name of our company is Wix.com Ltd., and we are organized under the laws of the State of Israel. Our key subsidiaries are: Wix.com Brasil Serviços De Internet Ltda. (Brazil), Wix.com, Inc. (Delaware, United States), Wix.com Luxemburg S.a.r.l (Luxemburg), Wix.com UAB (Lithuania), Wix Online Platform Limited (Ireland), and Wix.com Japan K.K. (Japan).
Our subsidiary Wix.com Inc. wholly owns DeviantArt, Inc. (Delaware), which wholly owns Wix Payments Canada Inc. (Canada).
D.    Property, Plants and Equipment
For a discussion of property, plants and equipment, see Item 4.B. “Information on the Company—Business Overview—Facilities.”
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Company Overview
We are a leading, global platform for creating, managing, and growing a complete digital presence. We empower millions of users including self-creators, agencies, enterprises and more with industry-leading infrastructure, performance, and security, delivering our solutions through a Software-as-a-Service (“SaaS”) model. Our platform combines advanced AI, flexible web design, domains, hosting, templates and robust business and commerce solutions to help users build stronger brands, connect with their audiences, and scale their businesses online. Wix’s vision is to simplify complex technologies and deliver the best tools for every type of user and business to create online. Powered by advanced AI and enterprise-grade infrastructure, Wix is trusted by hundreds of millions of users worldwide. Founded in 2006 and strengthened by the 2025 acquisition of Base44, the no-code application platform, Wix is continuing to build for the future of the internet.

Overachievement of Three-Year Financial Plan
During our Analyst and Investor Day in August 2023, we presented a three-year financial plan and long-term financial framework (the “Three-Year Plan”) as well as an update on our product strategy, including generative AI plans and our new groundbreaking professional website development platform, Wix Studio. The Three-Year Plan detailed our expectations for achieving profitability targets, specifically increasing free cash flow margins and the path to positive GAAP net income. We have fully achieved our expectations set out in the Three-Year Plan by achieving positive GAAP net income in 2023, two years earlier than anticipated, and notably achieved the “Rule of 40”, a year earlier than anticipated, primarily by outperforming our free cash flow target.
In 2025, we continued to benefit from the expansion of our product and service offerings as well as the expansion of our total addressable market. Our total revenue in 2025 was $1.99 billion, an increase of 13% over 2024. Our Creative Subscriptions Revenue was $1.41 billion, which represented an increase of 11% from 2024. Our Business Solutions Revenue was $583.3 million in 2025, which represented an increase of 18% from 2024. See “How We Generate Revenues” below. Our Creative Subscriptions Revenue represented 71% of our total revenue in 2025, and our Business Solutions Revenue represented 29% of our total revenue in 2025. Our future growth will depend, in part, on our ability to generate new premium subscriptions, retain existing premium subscriptions, increase the adoption of our business solutions, and increase the revenue we generate from existing and new premium subscriptions, including from partners. It will also depend, in part, on our continued ability to manage our infrastructure effectively and adapt to changes to technologies used in our solutions, such as the use of AI Technologies. Strong top-line growth coupled with a diligent operating cost base enabled us to generate nearly $600 million of free cash flow in 2025, meaningfully above the ~$500 million target set in our Three-Year Plan.
How We Generate Revenues
Our total revenues are comprised of Creative Subscriptions Revenues and Business Solutions Revenues.
Creative Subscriptions Revenue
We generate Creative Subscriptions Revenue from the sale of monthly, yearly and multi-year premium subscriptions for our website and application solutions, including vertical solutions when purchased in a bundled subscription, from the sale of domain name registrations and other minor creative product subscriptions we offer, as well as through our Base44 offering.
Our website and application solutions are offered through a freemium model in which users can register with an e-mail address and build, launch and manage a digital presence for free, for an unlimited amount of time. Premium subscription plans are offered for various periods, such as monthly, yearly, or multi-yearly, and at various price points depending on functionality and capabilities.
Users can also purchase a domain name registration from us, as an ICANN accredited domain registrar, or in our capacity as a domain reseller of third-party registration services. For those users who purchase a premium package, a voucher is provided that may be redeemed for a new domain registration free of charge for the first year of subscription. The domain can be registered under yearly or multi-year periods. We also allow our users to connect existing domains purchased from external providers to sites upgraded to one of the multiple premium plans we offer.
Yearly and multi-year subscriptions provide benefits to our operating model because we are able to collect cash up front, increase overall retention rates and have greater visibility into revenues. We provide incentives to drive yearly and multi-year subscriptions, including a lower average monthly price relative to a monthly subscription. As of December 31, 2025, 83% of our overall premium subscriptions were yearly or multi-year subscriptions and 17% were monthly subscriptions.
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
Business Solutions Revenue
We generate Business Solutions Revenue from the sale of various products and services that we offer to help users and partners manage and grow their business online, on top of their Creative Subscriptions. These products and services include, among others, applications that are developed by us and by third parties and sold both through our App Market or elsewhere on our platform. Applications include Google Workspace, which is our most frequently sold application. Other components of Business Solutions Revenue include the sale of payments services through Payments by Wix, Paid Ad Campaigns, Email marketing, Wix POS, Wix Logo Maker, DeviantArt (our wholly-owned subsidiary), and other products.
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
User Acquisition Investment
Our user acquisition strategy is based on the significant amounts of data that we have accumulated regarding the behavior of users that we acquire from different sources and the amount of bookings and revenue we generate through the sale of creative subscriptions and business solutions. We extrapolate from this historical user behavior data to predict future user behavior and make investment decisions regarding our marketing expenditures. In order to grow our registered user base and, in turn, our creative subscriptions and increase our revenue and bookings per premium subscription, we consider the time period over which we seek to return an amount of bookings equal to the marketing expenditures used to attract a specific group of registered users, which we refer to as a cohort, during a particular period. In order to achieve the targeted time for return on those marketing investments, we adjust the paid marketing channels that we use and the amounts that we pay to acquire new registered users in addition to considering those registered users that come from organic and direct sources. For example, we could pay a substantially identical amount to acquire fewer registered users that generate creative subscriptions at a higher rate, or that generate creative subscriptions at a lower rate but with a higher revenue or bookings per subscription, versus acquiring more registered users that generate creative subscriptions at a lower rate or with lower revenue or bookings per subscription.
In addition to our online and offline marketing activities to acquire new users, we also acquire new users by engaging with partners that use our platform for their own work and as resellers for their clients. We accomplish this outreach with our sales and account management teams, as well as through marketing content, online communities and organized events and conferences.
To track our growth, progress and execution of marketing efforts, including achievement of our targeted time for return on marketing investment, we regularly review the relationship between origination of our registered users, origination of our creative subscriptions and the amount of revenue and bookings we generate from these creative subscriptions.
A.    Operating Results
The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2025 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.
For a discussion of our results of operations for the year ended December 31, 2024, including a year-to-year comparison between 2024 and 2023, refer to Item 5. “Operating and Financial

Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 21, 2025.

Components of Statements of Operations
Revenues
Sources of Revenues and Revenue Recognition
Our total revenues are comprised of revenues we generate from Creative Subscriptions and revenues we generate from Business Solutions.
Creative Subscriptions Revenue
We generate Creative Subscriptions Revenue from the sale of monthly, yearly and multi-year premium subscriptions for our website and application solutions.
Revenues from premium subscriptions are recognized ratably over the term of the service period. We offer new Wix premium subscription packages with a 14-day refund period during which the registered user can cancel the subscription and receive a full refund. We classify such amounts collected from new subscriptions as customer deposits until the end of the 14-day refund period. After the 14-day refund period has ended, we recognize premium subscription revenues ratably over the term of the service period, either monthly, annually or longer.
We also derive our Creative Subscriptions Revenue from selling domain name registrations. Revenues from domain name registrations accounted for approximately 5% of total revenues in both 2025 and 2024. We recognize revenues from domain registration sales at a point of time upon collection. We do not offer trial periods for domain name registrations, unless required by applicable laws.
Business Solutions Revenue
We generate Business Solutions Revenue from the sale of various products and services that we offer to help users manage and grow their business online. These products and services include, among others, applications, both sold through our App Market or elsewhere on our platform, Google Workspace, Payments by Wix, Paid Ad Campaigns, and Email marketing.
Our Business Solutions Revenue in 2025 includes revenue that was generated by Payments by Wix. Revenues related to our Wix Payments product earned from processing payments are recognized at the time of the transaction, and fees are determined based in part on a percentage of the Gross Payment Volume (“GPV”) processed plus a per transaction fee, where applicable. When payment methods other than Wix Payments are used, we may also generate revenues from revenue - share arrangements which we have in place, based on the GPV. We recognize revenues generated from Payments by Wix upon collection, the majority of which we recognize on a gross basis.
In addition, our Business Solutions Revenue in 2025 includes revenue that was generated through the sale of applications. Google Workspace, which we sell as an integrated solution and which allows our users to create a personalized Gmail email address using their Wix-connected domain name alongside additional functionalities, comprised the majority of application sales in 2025. Google Workspace subscriptions are sold on a monthly or yearly basis, and we recognize revenue ratably over the subscription period, on a gross basis.
Applications revenue is also generated by applications sold through our App Market by third-party developers for which we receive a portion of the sales price paid by our registered users. For applications developed by third-party application developers, we typically account for revenues on a net basis by recognizing only the commission we retain from each sale.
We also generate applications revenue from the sale of self-developed applications, and this revenue is recognized mainly over the service period.

Geographic Breakdown of Revenues
The following table sets forth the geographic breakdown of revenues for the periods indicated:

	Year Ended December 31,
	2025	2024
North America	60%	60%
Europe	25%	25%
Latin America	4%	4%
Asia and Others	11%	11%
Total	100%	100%
The percentage of revenue that is derived from each geographic region is partly based on the amount of marketing investment we choose to make in specific countries. Revenue generated by geographic region is also influenced by fluctuations in foreign currency exchange rates. Adoption of our solutions and services in geographic regions outside of North America is driven by our ability to offer our platform in local languages and offer local billing solutions. When introducing our products to new markets, we first focus on establishing an operational online billing system, if needed, prior to launching and investing in local marketing activities. We currently offer our platform in 22 languages: English, French, Spanish, Portuguese, Italian, Russian, German, Japanese, Korean, Polish, Dutch, Turkish, Norwegian, Swedish, Danish, Czech, Traditional Chinese, Ukrainian, Thai, Vietnamese, Hindi, and Indonesian.
Costs and Expenses
Cost of Creative Subscriptions Revenue
Cost of Creative Subscriptions Revenue consists primarily of the allocation of costs associated with the provision of website and application creation and services, namely, hosting costs for our platform, related Customer Care costs along with domain name registration costs. Cost of Creative Subscriptions Revenue also consists of personnel and the related overhead costs, including share-based compensation. Our Cost of Creative Subscription revenue increased during 2025, mainly due to hosting and revenue related costs (including AI costs). We expect our cost of Creative Subscriptions Revenue to increase in 2026 due to the increase in the number of registered users, both for Wix and Base44 as well as increased sales of domain registrations and the respective hosting, AI, and Customer Care costs to support the growth.
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
Research and Development
Research and development expenses consist primarily of personnel, overhead costs, and share-based compensation, related to our solutions and service development activities including new initiatives, quality assurance and other related development activities. We expect research and development costs as a percentage of revenues to increase, mainly due to earn out payments related to the Base44 acquisition, however, we expect that they will continue to increase on an absolute basis as we develop new solutions and add functionalities to our existing solutions and services and expand our offerings, including solutions that incorporate AI Technologies.

Selling and Marketing
Our primary operating expense is selling and marketing. A significant component of our selling and marketing expenses are user acquisition costs, which consist primarily of fees paid to third parties for our cost-per-click advertising, social networking and marketing campaigns and other media advertisements. We intend to continue our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. In addition, we direct a portion of our marketing expenses towards a more traditional advertising activity. Other selling and marketing expenses also consist primarily of data scientists and data engineering, marketing personnel, including personnel who engage with our partners, and the related overhead costs, including share-based compensation. Our marketing expenses also include billing costs in connection with the processing fee of our bookings.
General and Administrative
General and administrative expenses primarily consist of personnel and overhead related costs, including share-based compensation, for our executive, finance, legal, human resources and administrative personnel. General and administrative expenses also include acquisition related expenses, legal, accounting and other professional service fees, and other corporate expenses. We also incur costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC and NASDAQ, and director and officer liability insurance.
Financial Income (Expenses), Net
Financial income (expenses), net consists of interest income from investments in marketable securities and deposits as well as income from the changes in the valuation of our holdings in public and private companies. Financial income (expenses), net also includes amortization of convertible debt issuance costs and costs related to derivative instruments we enter into for foreign exchange transactions to hedge a portion of our payments in NIS and revenue transactions denominated in Euros, British pounds and other currencies, as well as income and expenses related to the change in the fair value of such derivative instruments. In addition, financial income (expenses), net includes the fluctuation in value due to foreign exchange differences between our monetary assets and liabilities denominated in NIS and other non-USD currencies.
Income Tax Benefit (Expense)
Income tax benefit (expense) consists of current taxes, including those related to our international activities, and deferred taxes arising from temporary differences between the accounting and tax bases of assets and liabilities. In 2025, we generated taxable income in Israel, and given that at the end of 2025 we fully utilized our net operating loss carryforwards for Israeli tax purposes, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. Accordingly, our preferred technological taxable income in Israel, should be subject to tax at the rate of 12%. We expect to be eligible for tax benefits as a Preferred Technological Enterprise. For more information regarding the tax benefits available to us, see Item 10.E. “Additional Information—Taxation.” Our taxable income generated outside of Israel or derived from other sources in Israel will be subject to the regular corporate tax rate.

Comparison of Period to Period Results of Operations
The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2025		2024
	Amount	% of Revenues	Amount	% of Revenues
	(In USD thousands)

Revenues
Creative Subscriptions	1,409,727	70.7%	1,264,975	71.8%
Business Solutions	583,317	29.3%	495,675	28.2%
Total	1,993,044	100.0%	1,760,650	100.0%
Cost of revenues
Creative Subscriptions	237,288	11.9%	213,422	12.1%
Business Solutions	399,065	20.0%	351,213	19.9%
Total	636,353	31.9%	564,635	32.1%

Gross profit	1,356,691	68.1%	1,196,015	67.9%
Operating expenses:
Research and development	645,501	32.4%	495,281	28.1%
Selling and marketing	514,280	25.8%	425,457	24.2%
General and administrative	195,158	9.8%	175,136	9.9%

Total operating expenses	1,354,939	68.0%	1,095,874	62.2%
Operating income	1,752	0.1%	100,141	5.7%
Financial income (expense), net	(5,015)	(0.3)%	51,820	2.9%
Other income (expenses)	4,352	0.2%	(36)	—%
Income before taxes on income	1,089	0.1%	151,925	8.6%
Income tax benefit (expense)	51,047	2.6%	(13,603)	(0.8)%
Loss from equity method investment	(1,490)	(0.1)%	—	—%
Net income	50,646	2.5%	138,322	7.9%

Year Ended 2025 Compared to Year Ended 2024 Revenue and Bookings
Revenue increased by $232 million, or 13%, from $1.76 billion in 2024 to $1.99 billion in 2025. Revenue growth this year was driven in part by solid performance in our Creative Subscriptions business as Creative Subscriptions ARR increased 13% year over year to $1.52 billion at the end of 2025, and Business Solutions ARR increased 18% year over year to $312.4 million at the end of 2025. This increase was also driven by an increase in average revenue per premium subscriptions (“ARPS”) and the increasing availability of our new products and solutions. ARPS growth was driven by the onboarding and retention of high quality users that purchase higher priced packages, better adopt Business Solutions, and drive compounding GPV as well as the price increase implemented in early 2024, partially offset by macroeconomic pressure on small to mid-sized business users, which were headwinds to GPV growth during 2025. Our Creative Subscriptions Revenue was $1.41 billion in 2025, which represented an increase of 11% from 2024. Our Business Solutions Revenue was $583.3 million in 2025, which represented an increase of 18% from 2024.
Bookings increased by 13%, from $1.83 billion in 2024 to $2.07 billion in 2025, primarily driven by an increase in average bookings per premium subscription. Our Creative Subscriptions Bookings were $1.48 billion in 2025, which represented a 12% increase from 2024. Our Business Solutions Bookings were $593.4 million in 2025, which represented 15% growth over 2024.

Costs and Expenses
Cost of Creative Subscriptions Revenue
Cost of Creative Subscriptions Revenue increased by $23.9 million, or 11%, from $213.4 million in 2024 to $237.3 million in 2025. This increase was primarily attributable to an increase of $13.9 million in revenue-related costs, $6.4 million increase in hosting costs, $4.5 million in domain cost, $1.6 million in amortization costs and $0.2 million in acquisition-related costs. This increase was partially offset by a decrease of $2.6 million in payroll expenses, consisting of $2 million decrease due to lower average headcount throughout 2025, and a $0.6 million decrease in share-based compensation expenses, and an additional decrease of $0.2 million related to allocated overhead expenses and other costs.
Cost of Business Solutions Revenue
Cost of Business Solutions Revenue increased by $47.9 million, or 14%, from $351.2 million in 2024 to $399.1 million in 2025. This increase was primarily attributable to an increase of $47.3 million in revenue-related costs, $2 million in hosting costs and $0.2 million in amortization costs. This increase was partially offset by a decrease of $0.8 million in payroll expense consisting of $1.1 million decrease due to lower average headcount throughout 2025 and $0.3 million increase in share-based compensation expenses, and a decrease of $0.9 million related to allocated overhead expenses and other costs due to reduced activities.
Research and Development
Research and development expenses increased by $150.2 million, or 30%, from $495.3 million in 2024 to $645.5 million in 2025. This increase was primarily attributable to an increase of $113.8 million in acquisition-related expenses mainly attributed to our acquisition of Base44, $22.4 million in payroll expenses, consisting of $21.4 million due to high average headcount throughout 2025 and a $1 million increase in share-based compensation expenses. Research and development expenses were also affected by an increase of $14.3 million related to allocated overhead expenses and other development costs, offset by a decrease of $0.2 million in hosting costs.
Selling and Marketing
Selling and marketing expenses increased by $88.8 million, or 21%, from $425.5 million in 2024 to $514.3 million in 2025. The increase was primarily attributable to an increase of $74.1 million in user acquisition costs and other marketing activities mainly due to Base44 marketing expenses, from $175.6 million in 2024 to $243.6 million in 2025. In addition, the increase in selling and marketing expenses was attributable to an increase of $8.7 million related to allocated overhead expenses and other selling and marketing expenses, $4.7 million in processing costs paid to our payments processors, $2.2 million on payroll expenses, consisting of $4 million due to high average headcount throughout 2025 and a $1.8 million decrease in share-based compensation expense, and an increase of $0.3 million in acquisition related expenses. This was partially offset by a decrease of $1.0 million in amortization expenses.
General and Administrative
General and administrative (“G&A”) expenses increased by $20.0 million, or 11%, from $175.1 million in 2024 to $195.2 million in 2025. This increase was primarily attributable to an increase of $17.3 million in acquisition-related expenses, an increase of $7.2 million related to allocated overhead expenses and other G&A activities. This was partially offset by a decrease of $4.4 million in payroll expenses, consisting of a decrease of $2 million due to lower average headcount and a decrease of $2.4 million in share-based compensation expenses.
Financial Income (Expenses), Net
Financial expenses, net in 2025 decreased by $56.8 million from financial income, net of $51.8 million in 2024 to financial expenses, net of $5.0 million in 2025. Financial expenses, net in 2025 primarily related to $43.1 million of expenses related to hedging activities, expenses of $8.1 from currency exchange rate differences and bank charges, and expenses of $3.8 million related to the amortization of convertible debt issuance costs. This was partially offset by $48.9 million of income from deposit interest and certain investments and income of $1.1 million from evaluation of our holdings in privately held companies.

Financial income, net in 2024 primarily related to $42.0 million of income from deposit interest and certain investments and income of $2.5 million from evaluation of our holdings in a publicly held company, and income of $6.5 million related to hedging activities. In addition we recorded expenses of $3.2 million related to the amortization of convertible debt issuance costs and net income of $4.0 million due to exchange rate differences and bank charges.

Income Tax Benefit (Expense)
Income tax benefit increased by $64.7 million from expenses of $13.6 million in 2024 to benefit of $51.0 million in 2025. The increase in income tax benefit in 2025 compared to 2024 is primarily attributable to the release of valuation allowance on our deferred tax assets, reflecting our transition to profitability on a cumulative GAAP basis and our expectations of future taxable income.
Key Financial and Operating Metrics
We monitor the following key operating and financial metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, formulate financial projections and make strategic decisions.
Bookings
Bookings include cash receipts for creative subscriptions purchased by registered users as well as cash we collect for business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Bookings is calculated by adding the change in deferred revenues and the change in unbilled contractual obligations we secure from third parties for a particular period to revenues for the same period. Unbilled contractual obligations are commitments of third parties to make certain payments, which are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. The commitment amount for the upcoming 12 months is recognized as short-term accounts receivable and deferred revenue, and the remaining commitment amount will be recorded in our bookings as unbilled contractual obligations. We believe that bookings is a leading indicator of our revenue growth and the growth of our overall business. Bookings is a non-GAAP financial measure. The following tables reconcile bookings to revenue, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year Ended
	December 31,
Reconciliation of Revenues to bookings:	2025	2024
	(in USD thousands)
Revenues	$1,993,044	$1,760,650
Change in deferred revenues	103,895	74,450
Change in unbilled contractual obligations	(27,050)	(5,048)
Bookings	$2,069,889	$1,830,052

	Year Ended
	December 31,
Reconciliation of Creative Subscriptions Revenue to bookings:	2025	2024
	(in USD thousands)
Creative Subscriptions Revenues	$1,409,727	$1,264,975
Change in deferred revenues	93,854	55,518
Change in unbilled contractual obligations	(27,050)	(5,048)
Creative Subscriptions Bookings	$1,476,531	$1,315,445

	Year Ended
	December 31,
Reconciliation of Business Solutions Revenue to Bookings:	2025	2024
	(in USD thousands)
Business Solutions Revenues	$583,317	$495,675
Change in deferred revenues	10,041	18,932
Business Solutions Bookings	$593,358	$514,607

Annualized Recurring Revenue
Creative Subscriptions Annualized Recurring Revenue (ARR) is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions (including Base44) in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners, in effect in the last month of the period. We believe that ARR is a leading indicator of our anticipated Creative Subscription revenues as it captures both the growth we generate from the number of premium subscriptions as well as the amount of revenue we generate per premium subscription. Our Creative Subscriptions ARR increased to $1.52 billion in 2025 compared to $1.34 billion in 2024, an increase of 13%, driven by a significant increase in our revenue per premium subscription.
Business Solutions Annualized Recurring Revenue (ARR) is calculated as Business Solutions Monthly Recurring Revenue (MRR) multiplied by 12. Business Solutions MRR is calculated as the total monthly revenue of Business Solutions subscriptions in effect on the last day of the period. Business Solutions subscriptions include subscriptions such as Google Workspace, Email Marketing, recurring paid ads and more. Including recurring Business Solutions ARR the overall ARR at the end of 2025 was $1.84 billion.

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
The following tables reconcile free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year Ended December 31,
	2025	2024
	(in USD thousands)
Reconciliation of net cash provided by operating activities to free cash flow:
Net cash provided by operating activities	582,858	497,415
Capital expenditures	(9,901)	(19,336)
Free cash flow	572,957	478,079
Number of registered users at period end
We define this metric as the total number of users, who are registered with Wix.com or Base44 with a unique e-mail address and begin the process of building a website on Wix.com or an application on Base44, at the end of the period. The length of time that users take following registration to design and publish a website varies significantly from hours to years, and many registered users never publish a website. We view the number of registered users at the end of a given period as the strength of our pipeline that can generate premium subscriptions over time and enable us to increase our revenues. Total registered users were 304.2 million at the end of 2025 compared to 282.4 million at the end of 2024, an increase of 8%. These numbers exclude users who use and/or purchase stand-alone products such as Wix Logo Maker and users of DeviantArt or other subsidiaries, until they begin the process of building a website with Wix.
Number of premium subscriptions at period end
We define this metric as the total monthly, yearly and multi-year premium subscriptions as of the end of the period. A premium subscription can be purchased by a user or by one of our partners for their own use or on behalf of a user. A single registered user can purchase multiple premium subscriptions. We believe that the performance of our Creative Subscriptions segment, which is mostly comprised of revenues generated from the sale and retention of premium subscriptions, is best reflected using the ARR metric that combines both the effect of our premium subscription growth and the growth of our revenues per subscription. Total premium subscriptions were 6.1 million as of December 31, 2025 compared to 6.2 million as of December 31, 2024, a decrease of 1%. Our strategic focus on higher-value users resulted in fewer gross subscription additions. Given our continued transition toward higher long-term value users, we believe total number of premium subscriptions at year end is no longer the best measure to reflect the underlying strength of our business. While we may provide updates at certain points in the future, we will no longer provide our total number of premium subscriptions on a regular basis.

B.    Liquidity and Capital Resources
We have financed our operations primarily through the proceeds from the issuance of our securities and cash flows from operations. In November 2013, we closed our IPO, resulting in net proceeds to us of approximately $93.6 million, and in June and July of 2018, we sold $442.75 million aggregate principal amount of our Convertible Notes due 2023 (the “2023 Convertible Notes”) (which were fully repaid as of July 1, 2023), and in August of 2020, we sold $575.0 million aggregate principal amount of our Convertible Notes due 2025 (the “2025 Convertible Notes”) (which were fully repaid as of August 15, 2025). In September 2025, we sold $1.15 billion aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “2030 Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act (all of which were outstanding as of December 31, 2025). As discussed below under “—Recent Developments,” on March 5, 2026, we issued an aggregate of 3,266,699 ordinary shares and Warrants in respect of an additional 816,674 ordinary shares (which are to be settled by net share settlement or cash settlement, at our election, upon exercise) to the Purchasers in the Private Placement for gross proceeds of approximately $260.0 million (upsized from the $250.0 million previously announced), before deducting placement agent fees and offering expenses. Also as discussed below under “—Recent Developments,” on March 3, 2026, we entered into a Credit Facility Agreement, which provides for a revolving facility in an aggregate amount of $500 million to be drawn in up to two draws from April 1, 2026 to March 31, 2027.

As of December 31, 2025, we had $311.4 million of cash and cash equivalents, $5.5 million in restricted cash and $385.3 million in short-term deposits with a maturity date of less than one year. In addition, we had $0.2 million as restricted deposits that consisted of restricted bank deposits for our leases and also deposits to secure our online merchant activity with one of our billing processors, and we had $958.1 million in short and long-term investments in marketable securities.
A substantial source of our cash provided by operating activities is our cash collections from our premium subscriptions, a portion of which is reflected in our deferred revenues, which is included on our consolidated balance sheet as a liability. Deferred revenues consist primarily of the unrecognized portion of upfront payments from our premium subscriptions as well as domain name registration sales, and certain business solutions. We assess our liquidity, in part, through an analysis of the anticipated recognition of deferred revenues into revenues, together with our other sources of liquidity. As of December 31, 2025, we had positive working capital of $211.4 million, which included $737.3 million of short-term deferred revenues. These deferred revenues remain unrecognized generally for one to 12 months, and will be recognized as revenues ratably over the term of the service period when all of the revenue recognition criteria are met in accordance with our revenue recognition policy.
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
Our capital expenditures for fiscal years 2025, 2024 and 2023 amounted to $9.9 million, $19.3 million and $66.0 million, respectively. We expect to spend between approximately $25 million to $30 million in 2026 for capital expenditures. In September 2030, our 2030 Convertible Notes will mature, and, depending on the price of our ordinary shares, we may need to pay the principal amount in cash. As of December 31, 2025, we had $1.15 billion aggregate principal amount of our 2030 Convertible Notes outstanding. For information regarding our convertible notes, including their maturity profile and interest rate structure, see Note 10 of our audited consolidated financial statements included in Item 18 of this annual report.
As of December 31, 2025, our future capital and working capital requirements will depend on many factors, including our rate of revenue growth and the timing and extent of our spending on selling and marketing activities and research and development efforts. We will be required to pay corporate income taxes derived from our business activity. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash equivalents, short-term deposits and marketable securities, cash from operations and net proceeds from the 2030 Convertible Notes are insufficient to fund our future activities, we may need to raise additional funding through debt and/or equity financing. Additional funds may not be available on favorable terms or at all. In addition, our available capital and liquidity will be restricted by our “modified Dutch Auction” tender offer, which is further discussed under “—Recent Developments.”
As of December 31, 2025, we had a lease commitment of approximately $415 million over the course of 18 years related to our new headquarters offices in Tel Aviv. We began occupying a portion of our headquarters in October 2022 and took occupancy of the entire headquarters in October 2023. The initial term of the lease agreement is 10 years commencing on the transfer of possession with an option to extend the lease for additional periods of up to 15 years, subject to the conditions of the lease agreement. See the description of the lease agreement in Note 11 of the audited financial statements included in Item 18 of this annual report.
We believe our levels of working capital are sufficient for our present requirements.

Cash Flows
The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2025	2024	2023
	(in USD thousands)
Net cash provided by operating activities	582,858	497,415	248,246
Net cash provided by (used in) investing activities	(902,148)	(35,466)	566,714
Net cash used in financing activities	(42,998)	(406,726)	(450,024)
Net Cash Provided by Operating Activities
Net cash provided by operating activities increased by $85.4 million in 2025 compared to 2024, primarily resulting from improvement in our cost efficiency during the year. Our primary source of cash from operating activities has been cash collections from our premium subscriptions. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our services. We expect cash inflows from operating activities to be affected by increases in sales and the timing of bookings. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.
For the year ended December 31, 2025, operating activities provided $582.9 million in cash, primarily resulting from $323.2 million as an adjustment of non-cash charges, primarily related to share-based compensation expenses, depreciation and amortization, an increase of $155.8 million in accrued expenses, prepaid expenses and other current liabilities, and an increase of $103.9 million in short- and long-term deferred revenue balances due to an increase in bookings from our premium subscriptions.
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

Net Cash Provided by (Used in) Investing Activities
Net cash provided by (used in) investing activities was $(902.1) million, $(35.5) million and $566.7 million in 2025, 2024 and 2023, respectively. Investing activities have consisted primarily of investment and proceeds from available-for-sale marketable debt securities and trading marketable debt securities, and investment and proceeds from short-term and restricted deposits. In addition, during 2025, the Company purchased two new companies for a total of $23.9 million.
Net Cash Used in Financing Activities
Net cash used in financing activities was $43.0 million, $406.7 million and $450.0 million in 2025, 2024 and 2023, respectively. Financing activities in 2025 consisted primarily of net proceeds of $1.05 billion from the issuance of convertible senior notes and proceeds from the exercise of share options and from the Employee Stock Purchase Plan (“ESPP”) of $54.8 million, offset by repayment of 2025 Convertible note of $575.0 million and purchase of treasury shares of $575.0 million.
We do not believe there are any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, payments from customers, loans or advances.
C.    Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel, with additional employees and contractors engaged in research and development activities in Lithuania, the United States, Poland, Japan, Netherlands, Canada, Australia, Ukraine, and Germany. As a result of the military invasion of Ukraine by Russian forces that began in February 2022, some of our Ukrainian team members have relocated to other countries, and some have relocated within Ukraine. Our research and development department is comprised of 2,530 employees and contractors. In 2025, research and development costs accounted for approximately 32.4% of our total revenues.
We employ a strategy of seeking patent protection for some of our technologies. We have filed a number of patent applications and continue to file for patents in the United States as well as in several additional jurisdictions worldwide to protect our inventions as well as PCT applications that may result in additional national applications. As of December 31, 2025, we have (together with our subsidiaries) a total of 356 issued patents (105 in the United States and 251 in other jurisdictions) and 190 pending patent applications (68 in the United States and 122 filed under PCT or in additional regions). We also have 28 issued design patents and 3 pending design patent applications. No patent or patent application is material to the overall conduct of our business. For a description of our research and development policies, see Item 4.B. “Information on the Company—Business Overview—Research and Development.”
The Investment and Development Authority for Economic and Industrial Development
The Investment and Development Authority for Economic and Industrial Development, or the Investment Authority, works to help and encourage employers to absorb new employees through different employment incentive programs. One of these programs is intended to incentivize employers in national priority areas to create high wage manufacturing and computing jobs. The grants are subject to meeting certain conditions, among others, that: (1) the company must be engaged in certain economic sectors; (2) the company's overall sales turnover in the two years preceding the application date must exceed NIS 15 million, which is approximately $4.7 million; (3) the company must hire at least 15 new employees during the program period; (4) the average monthly wage must be between one to two and a half times the median market wage to be paid during the periods as provided in each high wage employment program; and (5) 60% of the new employees engaged under the program must reside in Jerusalem and/or in national priority areas. We are not required to pay royalties to the Investment Authority.
We have one active high wage employment grant program from the Investment Authority and may apply for additional grants in the future.
During 2025, we did not receive any grants from any institution.
D.    Trend Information
Other than as disclosed elsewhere in this annual report, including in Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects,” we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025, that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. Recent Developments

Credit Facility

On March 3, 2026, we entered into a Credit Facility Agreement with Hapoalim Bank Ltd. (the “Bank”), which provides for a $500 million credit facility, available to be drawn in up to two tranches between April 1, 2026 and March 31, 2027 (the “Credit Facility Agreement”), with the tenor of each drawdown to be determined on the date of the withdrawal.

Interest under the Credit Facility Agreement accrues at a variable rate based on monthly SOFR plus the TFSI Basis Bid plus an applicable margin. For the first $400 million drawn, the applicable margin until July 31, 2026 is 0.30% per annum and from August 1, 2026 until March 31, 2027 is 0.40%, and for the final $100 million drawn, the applicable margin is 1.05% per annum until July 31, 2026 and from August 1, 2026 until March 31, 2027 is 1.15%. Interest is payable monthly based on the then-outstanding amount, and principal is repaid upon the tenor of each drawdown. A commitment fee of $30,000 per month is payable until the final $100 million is drawn or cancelled.

We have the right to cancel the credit line at any time upon seven days’ notice to the Bank without penalty. We also have the right to prepay any outstanding amount at any time upon 30 days’ notice to the Bank.

The Credit Facility Agreement includes a financial covenant requiring the Company to maintain a Bank Debt to Free Cash Flow ratio not exceeding 2.0x.

"Bank Debt" is defined in the Credit Facility Agreement as the outstanding bank credit balance not secured by full cash collateral (credit exposure on the Company), excluding lease liabilities, guarantees, rent obligations, intercompany debt, and credit secured by full deposits.

"Free Cash Flow" is defined in the Credit Facility Agreement as cash flows from operating activities (as presented in the Company's financial statements) less capital expenditures, excluding one-time/non-recurring expenses.

As collateral, we are required to (i) maintain 1 billion NIS in Bank of Israel Bills deposited with the Bank, and (ii) maintain an existing $120 million cash deposit at the Bank, both held in a designated account. The Credit Facility Agreement also contains a negative pledge provision under which the Company agrees not to create a general floating charge on all or substantially all of its assets.

Private Placement

As previously disclosed, on March 4, 2026, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with one or more funds managed or advised by Durable Capital Partners LP (“Durable”)and certain other purchasers (collectively, the “Purchasers”).

Pursuant to the Purchase Agreement, on March 5, 2026, the Company issued and sold 3,266,699 units at a purchase price of $79.591 per unit. Each unit consists of one ordinary share and one warrant to purchase 0.25 of one ordinary share (the “Warrants”). In total, we issued an aggregate of 3,266,699 ordinary shares and Warrants in respect of 816,674 additional ordinary shares (which are to be settled by net share settlement or cash settlement, at our election, upon exercise) for gross proceeds of approximately $260.0 million (upsized from the $250.0 million previously announced, and including gross proceeds of approximately $162.5 million from the 2,041,688 ordinary shares and Warrants in respect of 510,422 additional ordinary shares issued to Durable), before deducting placement agent fees and offering expenses (the “Private Placement”).

Pursuant to the warrant agreement entered into by the Company with the Purchasers as the initial holders of the Warrants (collectively, the “Holders”), each Warrant has an exercise price per ordinary share equal to $104.73 per share, subject to customary anti-dilution adjustments. The exercise price and the number of ordinary shares issuable upon exercise of each Warrant is subject to appropriate adjustments in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares. The Warrants are exercisable from, and including May 5, 2026, to, and including the third anniversary of the closing date of the Private Placement (the “Closing Date”). Upon the exercise of each Warrant, the Company will pay or deliver, as applicable, to such Holder either (1) cash equal to the “in-the-money” value of such Warrant, if any, or (2) a number of ordinary shares equal to the “in-the-money” value such Warrant, if any, at the Company’s election. In the event that a Warrant is exercised during a specified period following the occurrence of customary “make-whole fundamental change” events, the Holder will receive an additional number of ordinary shares or the cash value of such ordinary shares, depending on the settlement method selected by the Company. The foregoing summary of the Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Warrant Agreement, filed as Exhibit 4.7 to this annual report.

Pursuant to the Purchase Agreement, on or after the date that is ten months after the Closing Date, a Purchaser may make a written request to the Company to file with the Securities and Exchange Commission a registration statement registering the resale of the ordinary shares issued to such Purchaser in the Private Placement and any ordinary shares issuable to such Purchaser upon the exercise of such Purchaser’s Warrants. We agreed to file such registration statement within 30 calendar days after the date of such request (or, in the case of a registration statement on Form F-1,

45 calendar days), provided that if we are a well-known seasoned issuer at such time and propose to file an automatically effective registration statement on Form F-3ASR, we will not be required to file such registration statement prior to the last business day immediately preceding the one-year anniversary of the Closing Date. We also agreed to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after filing, provided that we will not be required to have such registration statement declared effective prior to the last business day immediately preceding the one-year anniversary of the Closing Date. We also agreed, among other things, to indemnify each Purchaser, each person, if any, who controls such Purchaser, each affiliate of such Purchaser, and each broker, placement agent or sales agent to or through which such Purchaser effects or executes the resale of any of the registered securities from certain liabilities.

In connection with the Private Placement, the Purchasers have entered into lock-up agreements pursuant to which they have agreed that they will not, among other things, and subject to certain exceptions, sell, transfer, or otherwise dispose of the ordinary shares and Warrants issued to them in the Private Placement, or any ordinary shares that may be issuable to them upon the exercise of the Warrants, during the period ending one year after the Closing Date, without the Company’s prior written consent.

In addition, each of our directors and executive officers have entered into lock-up agreements pursuant to which they have agreed that they will not, among other things, and subject to certain exceptions, sell, transfer, or otherwise dispose of any ordinary shares, or any securities convertible into or exercisable or exchangeable for ordinary shares during the period ending 90 days after the Closing Date without the Purchasers’ prior written consent.

The Private Placement was exempt from registration pursuant to Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The Purchasers have represented to us that they have acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends have been affixed to the securities issued in this transaction.

Tender Offer

On March 5, 2026, we commenced a “modified Dutch Auction” tender offer to purchase up to $1.75 billion in aggregate purchase price of our issued and outstanding ordinary shares, or such lesser aggregate purchase price of our ordinary shares as are properly tendered and not properly withdrawn, at a price not greater than $92 nor less than $80 per share to the tendering holder in cash, less any applicable withholding taxes and without interest. The tender offer is scheduled to expire at one (1) minute after 11:59 p.m., New York City time, on April 1, 2026, unless the offer is extended or terminated. The tender offer is subject to a number of terms and conditions.

F.    Critical Accounting Estimates
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

Revenue Recognition
Our total revenues consist of Creative Subscriptions Revenues and Business Solutions Revenues. Arrangements with our customers do not provide the customers with the right to take possession of the software supporting our platform at any time and are therefore accounted for as service contracts. Our revenue recognition policy is consistent for sales generated directly with end customers and indirect sales generated through partners.
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
Business Combinations
We account for business combinations in accordance with ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 requires us to recognize the assets acquired, liabilities assumed and any non-controlling interests as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill. If applicable, we recognize a contingent consideration liability at fair value as of the acquisition date and include it in the purchase price. The fair value of contingent consideration is estimated using a Monte Carlo simulation model, which incorporates significant unobservable inputs, including projected revenue-related metrics and revenue volatility. We remeasure the contingent consideration liability to fair value each reporting period based on updated assumptions, with changes recognized in the statement of comprehensive income within general and administrative expenses. Because these estimates involve significant judgment and are based on inherently uncertain forecasts, actual results may differ from our estimates.
During the measurement period, which may extend for up to one year from the acquisition date, we may record adjustments to the provisional fair values of the assets acquired and liabilities assumed, with a corresponding adjustment to goodwill. Upon the earlier of the end of the measurement period or the final determination of the fair values of the assets acquired and liabilities assumed, any subsequent adjustments are recorded in the statement of comprehensive income.
Income Taxes
We account for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”), using the liability method, whereby deferred tax assets and liabilities account balances are determined based on the differences between financial reporting and the tax basis for our assets and liabilities and for carry-forward tax losses, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We recognize a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that some portion of the entire deferred tax asset will not be realized. In making such a determination, we consider all available positive and negative evidence, including results of recent operations, future reversals of existing taxable temporary differences, and projected future taxable income. We classify all deferred tax assets and liabilities as non-current on the consolidated balance sheets.
We recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
The following table sets forth the name, age and position of each of our executive officers and directors as of March 5, 2026:

Name	Age	Position
Executive Officers
Avishai Abrahami	54	Co-founder, Chief Executive Officer, Director and Honorary Chairman
Lior Shemesh	56	Chief Financial Officer
Nir Zohar	48	President
Omer Shai	48	Chief Marketing Officer
Yaniv Even-Haim	51	Chief Technology Officer
Shelly Meyer	60	Chief People Officer
Directors
Mark Tluszcz (4)	59	Chairman of the Board
Deirdre Bigley (1)(2)(3)(4)	61	Director
Allon Bloch (4)	56	Director
Francesco de Mojana (1)(4)	56	Director
Ron Gutler (1)(2)(3)(4)(5)	68	Director
Gavin Patterson (2)(4)	58	Director
Ferran Soriano (4)	58	Director

____________
(1)    Member of our audit committee
(2)    Member of our compensation committee
(3)    Member of our nominating, governance and environmental committee
(4)    Independent director under the rules of NASDAQ
(5)    Lead independent director

Executive Officers

Avishai Abrahami Co-founder, CEO and Director Age: 54 Director Since 2006
Qualifications and Expertise
As co-founder of Wix, Mr. Abrahami has significant institutional knowledge of its operations over his 19 years as Chief Executive Officer. In addition, he has co-founded other software companies, where he has developed, scaled and brought innovative solutions to market. His broad experience helps the board of directors provide effective oversight of the Company’s business strategy in a fast-evolving software market.

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
Other
•Israeli Defense Forces’ elite computer intelligence unit (1990 – 1992)

Lior Shemesh Chief Financial Officer Age: 56 Chief Financial Officer Since 2013	Qualifications and Expertise With over 20 years of financial leadership experience, Mr. Shemesh is a driving force behind the Company's financial strategy and operational excellence.
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
•Associate Vice President of Finance of the Broadband division (2000 – 2003) of a network infrastructure provider
Outside Boards
Public Companies
• Director, eToro Group Ltd. (2025 – Present), a trading and investing platform
Education
B.A. in Accounting and Economics from Bar-Ilan University
M.B.A. from Bar-Ilan University

Nir Zohar President Age: 48 President Since 2013; Chief Operating Officer from 2008 until 2025
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
•Chief Operating Officer (2008 – 2025)
M.B. Contact Ltd.
•Budget and Production Manager (2005 – 2007) of a private Israeli event production company
The Israeli Scouts
•Central Leader and Regional Headquarters Senior Staff (2001 – 2005)
The Israeli Navy
•Lieutenant Commander and Chief Engineer (1995 – 2001)
Outside Boards
Public Companies
•Fiverr International Ltd. (2014 – Present), a global online marketplace for freelance services

Omer Shai Chief Marketing Officer Age: 48 Chief Marketing Officer Since 2013
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

Yaniv Even-Haim Chief Technology Officer Age: 51 Chief Technology Officer Since 2020
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

Shelly Meyer Chief People Officer Age: 60 Chief People Officer Since 2020
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

Directors

Mark Tluszcz Independent Board Chair Age: 59 Director Since 2010
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
Education
B.A. with honors, Eckerd College

Deirdre Bigley Independent Director Age: 61 Director Since 2017 Board Committees: Audit Committee Compensation Committee Nominating, Governance and Environmental Committee
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
•Vice President of Worldwide Advertising and Interactive (2003 – 2008)
Outside Boards
Public Companies
•Director, Taboola.com Ltd. (2021 – 2025), a technology platform company that powers recommendations for the open web
•Director, Sportradar Group AG (2021 – Present), a global provider of sports betting and sports entertainment products and services
•Director, Shutterstock, Inc. (2016 – Present), a global provider of commercial imagery and music
Education
B.A. in English Literature, West Chester University

Allon Bloch Independent Director Age: 56 Director Since 2016
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
•Director, Genoox (2016 – 2019), a genomic data management platform
Education
B.Sc. in Biology, Tel-Aviv University
M.B.A., Columbia University Business School

Francesco de Mojana Independent Director Age: 56 Director Since March 2023 Board Committees: Audit Committee
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
•Management consultant (1997 – 2000)
Education
B.A. in International Economics, Università Bocconi (Milan)
M.B.A., Columbia University Business School

Ron Gutler Lead Independent Director Age: 68 Director Since 2013 Board Committees: Audit Committee - Chair Compensation Committee - Chair Nominating, Governance and Environmental Committee - Chair
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
Education
B.A. in Economics and International Relations and M.B.A., Hebrew University in Jerusalem

Gavin Patterson Independent Director Age: 58 Director Since March 2023 Board Committees: Compensation Committee
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
Salesforce.com
•President and Chief Strategy Officer (Aug 2022 – Jan 2023)
•President and Chief Revenue Officer (2020 – 2022)
•Chairman Europe, Middle East and Africa (2019 – 2020)
BT Group plc Group
•Chief Executive (2013 – 2019), of one of the UK’s largest telecommunications and network providers Executive Director
•BT Retail CEO (2008 – 2013) Group Managing Director
•Consumer and Chief Marketing Officer (2004 – 2008)
Outside Boards

Public Companies
•Director, Ocado Group plc (June 2024 – Present), an AIM-listed global software and robotics platform providing a unique solution for online grocery
•Board Chair, Elixirr International plc (2019 – Present), an AIM-listed business consulting firm
•Director, BT Group plc (2013-2019)

Private Companies
•Director, AppLogic Networks (March 2025 – Present), a provider of cloud-based, AI-powered software solutions for network intelligence
•Director, Callsign (March 2025 – Present), a provider of cybersecurity, authentication, and fraud prevention
•Chair, Kahoot! (March 2024 – Present), an online game-based learning platform
•Director, Mobileum (2022 – Present), a leading provider of analytics solutions for the telecom industry
•Director, Fractal Analytics (2019 – Present), a provider of artificial intelligence and advanced analytics

Other

•Member, Governing Council of The London School of Economics
•Chair, Alzheimer’s Research UK

Education

MEng in Chemical Engineering, Cambridge University

Ferran Soriano Independent Director Age: 58 Director Since 2020
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
Private Companies
•Board Chair, Spanair (2009 – 2012)
Education
B.B.A, M.B.A., ESADE (Barcelona), with related studies at Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium)

Our Co-founder, Chief Executive Officer and Director, Avishai Abrahami, and our Chief Architect of Research and Development, Yoav Abrahami, are brothers. In addition, our President, Nir Zohar, is married to our VP Design & Brand, Hagit Kaufman - Zohar. Other than the relationships noted above, there are no family relationships among any of our directors or executive officers.

B.    Compensation
Compensation of Directors and Executive Officers
The aggregate compensation paid by us to our directors and executive officers as a group, including share-based compensation, was approximately $40.3 million for the year ended December 31, 2025. This amount does not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.
The aggregate share-based compensation expenses for the year ended December 31, 2025 recorded in our financial statements in respect of grants of options and RSUs, as well as participation in our ESPP, for our directors and executive officers as a group is comprised of (i) options to purchase 690,340 ordinary shares with exercise prices ranging from $121.30 to $259.16 per share, and (ii) 883,122 RSUs, of which 122,417 RSUs accounted for the achievement of performance targets for fiscal year 2024, which we recorded as share-based compensation for the year ended December 31, 2024, but were only granted in 2025.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated office holders in 2025, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025.
Mr. Avishai Abrahami, Chief Executive Officer and Director. Compensation expenses recorded in 2025 of $521,000 in salary expenses and $206,000 in social benefit costs.
Mr. Nir Zohar, President and Chief Operating Officer. Compensation expenses recorded in 2025 of $440,000 in salary expenses and $118,000 in social benefit costs.
Mrs. Shelly Meyer, Chief People Officer. Compensation expenses recorded in 2025 of $382,000 in salary expenses and $102,000 in social benefit costs.
Mr. Lior Shemesh, Chief Financial Officer. Compensation expenses recorded in 2025 of $367,000 in salary expenses and $103,000 in social benefit costs.
Mr. Omer Shai, Chief Marketing Officer. Compensation expenses recorded in 2025 of $471,000 in salary expenses and $22,000 in social benefit costs.
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

During 2025, we granted our directors and executive officers options to purchase an aggregate of 40,515 ordinary shares and/or 163,907 RSUs under our share incentive plans (which does not include 122,417 RSUs accounted for the achievement of performance targets for fiscal year 2024, which were only granted in 2025 but for which we recorded share-based compensation for the year ended December 31, 2024). The exercise price of these options which were granted to our CEO and our COO is $229.02, with an expiration date of 10 years from the date of grant or 90 days after the termination of the engagement with the Company, whichever is earlier. During 2025, director equity grants, which consisted solely of RSUs were subject to a vesting schedule over a one-year period. The executive officers’ equity grants of 2025 are subject to a vesting schedule over a four-year period, with the PSUs also being subject to predetermined Company performance criteria set by the Company’s compensation committee and board of directors. We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2025, which include options, PSUs, and RSUs granted in 2025 and RSUs granted in the first quarter of 2025 on account of performance targets achieved for fiscal year 2024 and for which we recorded equity-based compensation expenses in 2025 to Avishai Abrahami and Nir Zohar on account of option and PSU grants, and Lior Shemesh, Omer Shai and Shelly Meyer, on account of RSU and PSU grants of $6,796,541, $6,332,184, $2,158,254, $2,339,995 and $1,718,335, respectively.
The relevant amounts underlying the equity awards granted to our officers during 2025, will continue to be expensed in our financial statements over a four-year period during the years 2025-2028 on account of the 2025 grants in similar annualized amounts, apart from performance-based equity which is expensed on an accelerated basis. Assumptions and key variables used in the calculation of such amounts are described in Note 12 of our audited consolidated financial statements included in Item 18 of this annual report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy, which includes maximum equity compensation thresholds, and were approved by the Company’s compensation committee and board of directors.
Compensation Policy for Non-Executive Directors
In December 2022, our shareholders amended and re-adopted the compensation arrangement for our non-executive directors, and, in December 2025, our shareholders amended and extended the term of such plan for an additional period of up to three years. Pursuant to the amended compensation arrangement, the non-executive directors are paid an annual cash retainer and receive a fixed, automatic equity grant.
Cash retainer. The annual retainer for board membership is $40,000, with the Chairperson of the board of directors paid a supplemental annual fee of $40,000, and the lead-independent director paid a supplemental annual fee of $17,500. Non-executive directors are also entitled to a supplemental annual travel time fee of up to $20,000 ($5,000 for each quarter during which the director required out-of-town travel to attend board meetings).
The annual retainer for committee membership is $10,000 for audit committee membership, $7,500 for membership on the compensation committee, and $5,000 for membership on each of the nominating, governance and environmental committee and the mergers and acquisitions committee (provided that the mergers and acquisitions committee convenes at least twice per calendar year). In addition to the annual retainer for membership on the mergers and acquisitions committee, the members (including the chair) of such committee are entitled to $1,000 per meeting for each meeting beyond the first ten meetings per year. The annual retainer for serving as chairperson of the audit committee, the mergers and acquisitions committee, the compensation committee and the nominating, governance and environmental committee is $20,000, $15,000 (provided that such committee convenes at least twice per calendar year), $15,000 and $10,000, respectively.

Equity awards. Each non-executive director is granted an annual RSU award valued at $230,000, except that (i) the Chairperson of the board of directors is granted an annual RSU award valued at $345,000, and (ii) the lead independent director is granted an annual RSU award valued at $287,500.
The non-executive director grants vest in equal quarterly installments over a one-year period, commencing upon the date of grant, and subject to continued service as a director through the applicable vesting dates. The grants are subject to a “double trigger” full accelerated vesting mechanism upon a “Change of Control” event.

We also reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the board or any committee in accordance with our policy.
Executive directors receive no additional compensation for their service as a director; provided, however, that an executive director who ceases to be a company executive and is designated by the board as a non-executive director, shall be entitled to the same compensation as a non-executive director (other than the initial equity grant), commencing on the date such director is designated by the board as a non-executive director.
As of January 31, 2026, 5,977,396 ordinary shares are subject to outstanding option, PSU and RSU awards granted to employees and office holders under our share incentive plans, including 2,619,367 ordinary shares issuable under currently exercisable share options. As of January 31, 2026, 1,929,595 ordinary shares remained available for future grant under our share incentive plan.
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
2013 Incentive Compensation Plan
We adopted our 2013 Incentive Compensation Plan (the “2013 Plan”), which went into effect on October 15, 2013, as amended from time to time, most recently on December 7, 2023. The 2013 Plan provides for the grant of options, restricted shares, RSUs, PSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and any other person whose services are considered valuable to us or any of our affiliates. As of December 31, 2025, options to purchase 2,675,894 of our ordinary shares and 3,391,516 RSUs (including PSUs) were outstanding under the 2013 Plan.
In 2025, under the 2013 Plan, we granted to certain of directors, executive officers, employees, and contractors, options to purchase 43,361 of our ordinary shares at a weighted average exercise price of $213.99 per share and 1,894,096 RSUs (including PSUs).
As of December 31, 2025, the number of ordinary shares we could have issued under the 2013 Plan was 1,907,903 shares, which increases by a number of shares determined by our board of directors. Ordinary shares subject to outstanding awards under the 2013 Plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant or re-grant, respectively, under the 2013 Plan. The number of shares subject to the 2013 Plan is also subject to adjustment if particular capital changes affect our share capital. On December 2, 2025, the number of ordinary shares reserved for the 2013 Plan increased by 2,000,000 shares, which a further increase of 800,000 shares in February 2026.
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
Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the board of directors and/or compensation committee. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. RSUs and PSUs are denominated in ordinary shares, except that no shares are actually issued to the participant on the grant date. When an RSU or PSU award vests, and in the case of a PSU award, is earned, the participant is entitled to receive ordinary shares, a cash payment based on the value of ordinary shares or a combination of shares and cash.
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
Employee Stock Purchase Plan
In the third quarter of 2014, we started granting employees and full-time consultants the right to purchase our ordinary shares under an employee stock purchase plan, or ESPP, pursuant to which our full time employees and consultants, and full time employees and consultants of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the net compensation which the employees receive on each pay day during the offering period. The number of ordinary shares reserved for purchase under the ESPP upon its adoption was 303,432 ordinary shares, which was automatically increased, and will increase by a number of ordinary shares determined by our board of directors. On December 2, 2025, the number of ordinary shares reserved for the ESPP increased by 550,000 shares. The total ordinary shares reserved under the ESPP as of February 28, 2026 was 2,791,595 shares. On March 02, 2026, 434,247 ordinary shares were issued under the ESPP for the six-month offering period from September 1, 2025 through February 28, 2026.
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
•the Class II directors are Francesco de Mojana, Ron Gutler and Gavin Patterson, and their terms expire at our annual meeting of shareholders to be held in 2027; and
•the Class III directors are Avishai Abrahami and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2028.
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
•reviewing with management the risk related to cybersecurity, information technology and information security, including data protection and data privacy, and the steps that management has taken to monitor and control such risks
•reviewing with management and our independent auditor our annual and quarterly financial reports prior to their submission to the SEC; and
•approval of certain transactions with office holders and controlling shareholders, as described below, and other related-party transactions.
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
Compensation Committee Composition and Role
Our compensation committee consists of Ron Gutler, Gavin Patterson, and Deirdre Bigley. Ron Gutler serves as the Chairperson of the compensation committee.
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
•the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements (these conditions are in addition to the conditions for repayment included in the Policy for Recovery of Erroneously Awarded Compensation we adopted in accordance with Nasdaq rules (included as Exhibit 97.1 to this annual report));
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
Compensation of Directors
Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”
The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company.
For additional information, see “Compensation of Directors and Executive Officers – Compensation Program for Non-Executive Directors.”
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
D.    Employees
As of December 31, 2025, we had 4,622 employees, 3,273 of whom were based in Israel, 525 of whom were based in the United States, 339 of whom were based in Ireland, 264 of whom were based in Lithuania, 96 of whom were based in Poland, 42 of whom were based in Japan, 18 of whom were based in Netherlands, 19 of whom were based in Canada, 16 of whom were based in the UK, 9 of whom were based in Germany, 11 of whom were based in Ukraine, 5 of whom were based in Brazil, and 5 of whom were based in Australia. Of our employees, 4,397 work full-time and 225 work part-time. As of December 31, 2025, we also engaged the services of 718 contractors in Ukraine and Poland. The following table shows the breakdown of our global workforce of employees and contractors by category of activity as of the dates indicated:

	As of December 31,
	2025	2024	2023
Department
General and administration	633	635	627
Marketing	1,086	1,078	1,192
Research and development	2,530	2,428	2,301
Support and call center	1,091	1,142	1,182
Total	5,340	5,283	5,302
With regard to our Israeli employees, Israeli labor laws govern the length of the work day, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all employees in Israel, which cover potential severance pay obligations.
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
F.    Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.
ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2026 by:
•each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•each of our directors and executive officers individually; and
•all of our executive officers and directors as a group.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 55,047,453 ordinary shares outstanding as of January 31, 2026. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of January 31, 2026 or issuable pursuant to RSUs and PSUs that are subject to vesting and performance conditions expected to be satisfied within 60 days of January 31, 2026 to be outstanding and to be beneficially owned by the person holding the stock option, RSU or PSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers
Avishai Abrahami (1)	2,014,244	3.6%
Lior Shemesh (2)	215,434	*
Nir Zohar (3)	922,559	1.7%
Omer Shai (4)	545,242	1.0%
Yaniv Even Haim (5)	85,348	*
Shelly Meyer (6)	184,729	*
Gavin Patterson (7)	4,514	*
Ron Gutler (7)	45,332	*
Francesco de Mojana (7)	3,854	*
Allon Bloch (7)	15,605	*
Deirdre Bigley (7)	16,576	*
Ferran Soriano (7)	15,470	*
Mark Tluszcz (7)	29,167	*

All executive officers and directors as a group (13 persons)	4,098,074	7.2%
Principal Shareholders
Ameriprise Financial, Inc.(8)	6,019,660	10.9%
Wellington Management Group LLP (9)	3,460,299	6.3%
Baillie Gifford & Co (10)	3,227,099	5.9%
Senvest Management, LLC (11)	2,834,280	5.1%
__________
* Less than 1%.
(1)    Shares beneficially owned consist of 953,907 shares and outstanding options and RSUs to purchase 1,060,337 shares that are exercisable within 60 days of January 31, 2026. Excludes shares owned by Mr. Abrahami’s spouse, as to all of which shares Mr. Abrahami disclaims beneficial ownership.
(2)    Shares beneficially owned consist of 104,385 shares and 111,049 shares issuable pursuant to outstanding options and RSUs that are exercisable within 60 days of January 31, 2026.
(3)    Shares beneficially owned consist of 411,479 shares and 511,080 shares issuable pursuant to outstanding options and RSUs that are exercisable within 60 days of January 31, 2026. Excludes shares owned by Mr. Zohar’s spouse, as to all of which shares Mr. Zohar disclaims beneficial ownership.
(4)    Shares beneficially owned consist of 389,366 shares and 155,876 shares issuable pursuant to outstanding options and RSUs that are exercisable within 60 days of January 31, 2026.
(5)    Shares beneficially owned consist of 43,445 shares and 41,903 shares issuable pursuant to outstanding options and RSUs that are exercisable within 60 days of January 31, 2026.
(6)    Shares beneficially owned consist of 88,688 shares and 96,041 shares issuable pursuant to outstanding options and RSUs that are exercisable within 60 days of January 31, 2026.
(7)    Shares beneficially owned consist of shares and of shares issuable pursuant to outstanding options that are exercisable within 60 days of January 31, 2026 and RSUs that vest within 60 days of January 31, 2026.
(8)    This information is based upon a Schedule 13G/A jointly filed by Ameriprise Financial, Inc. (“AFI”), Columbia Management Investment Advisers, LLC (“CMIA”) and Columbia Seligman Technology and Information Fund (“Fund”) with the SEC on February 6, 2026. The address of AFI is 145 Ameriprise Financial Center, Minneapolis, MN 55474. The address of CMIA and Fund is 290 Congress Street, Boston, MA 02210. Pursuant to the Schedule 13G/A, AFI has shared voting power over 5,670,975 shares and shared dispositive power over 6,019,660 shares, CMIA has shared voting power over 5,670,975 shares and shared dispositive power over 5,869,661 shares, and Fund has sole voting power over 3,720,492 shares and shared dispositive power over 3,720,492 shares. AFI and CMIA disclaim beneficial ownership of any shares reported on this Schedule 13G/A.
(9) This information is based upon a Schedule 13G jointly filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on November 12, 2025. Their address is c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210. Pursuant to the Schedule 13G, each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP has shared voting power over 2,968,130 and shared dispositive power over 3,460,299 shares. Wellington Management Company LLP has shared voting power over 2,870,621 shares and shared dispositive power over 3,044,357 shares. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the “Wellington Investment Advisers”), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd, the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.
(10)This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co (“BGC”) with the SEC on April 30, 2025. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G/A, BGC has sole voting power over 2,428,184 shares and sole dispositive power over 3,227,099 shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.
(11) This information is based upon a Schedule 13G jointly filed by Senvest Management, LLC and Richard Mashaal with the SEC on December 2, 2025. The address of Senvest Management, LLC and Richard Mashaal is 540 Madison Avenue, 32nd Floor, New York, NY 10022. Pursuant to the Schedule 13G, Senvest Management, LLC and Richard Mashaal have shared voting power over 2,834,280 shares and shared dispositive power over 2,834,280 shares. Such shares do not include 125,641 additional ordinary shares subsequently purchased in the Private Placement by certain affiliated entities.

Registered Holders
As of January 31, 2026, we had two holders of record of our ordinary shares in the United States. Those shareholders held in the aggregate 55,046,628 ordinary shares, representing 99.9% of the 55,047,453 outstanding ordinary shares as of January 31, 2026. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
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
The following is a description of our material-related party transactions since January 1, 2023.

In September 2025, we transferred certain IP assets and approximately 30 employees to a newly-formed Israeli subsidiary, into which Wix and third-party investors, including Mr. Nadav Abrahami, invested an aggregate amount of approximately $9.25 million (of which Wix invested $1.95 million), in a transaction conducted at arm’s length. Following the transfer and financing, Wix owns approximately 30% of the new company named Dazl Technologies Ltd. (“Dazl”) on a fully-diluted basis. Nadav Abrahami, the co-founder of Dazl, is the co-founder of Wix and the brother of Avishai Abrahami, the co-founder, Chief Executive Officer and director of Wix. Prior to founding and joining Dazl, Nadav Abrahami was the VP of Client Development of Wix.

Rights of Appointment
Our current board of directors consists of eight directors. We are not a party to, and are not aware of, any voting agreements among our shareholders.
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
B.    Significant Changes
No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this annual report.
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
B.    Memorandum and Articles of Association
Our authorized share capital consists of 500 million ordinary shares, par value NIS 0.01 per share, of which 55,047,453 shares are issued and outstanding as of January 31, 2026, and 12,154,435 are held in treasury. Our corporate purpose, as stated in Article 4 of our articles of association, is to engage in any lawful act or activity for which companies may be organized under the Companies Law.
A copy of our articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.
Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC, New York, New York.
C.    Material Contracts
Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated.

Material Contract	Location in This Annual Report
2013 Incentive Compensation Plan (as amended)	“ITEM 6.B Directors, Senior Management and Employees – Compensation – 2013 Incentive Compensation Plan.”
Compensation Policies	“ITEM 6.C Directors, Senior Management and Employees – Board Practices – Compensation Policies under the Companies Law.”
Wix.com Ltd. 2013 Employee Stock Purchase Plan (as amended)	“ITEM 6.B Directors, Senior Management and Employees – Compensation – Employee Stock Purchase Plan.”
Form of Indemnification Agreement	“ITEM 6.C – Directors, Senior Management and Employees – Board Practices – Exculpation, Insurance and Indemnification of Office Holders.”
Indenture, dated as of September 11, 2025, by and between Wix.com Ltd. and U.S. Bank Trust Company, National Association, as Trustee, and Form of 0.00% Convertible Senior Notes due 2030	“Note 10 to our audited consolidated financial statements included in Item 18 of this annual report.”
Warrant Agreement, by and between Wix.com Ltd. and the initial holders listed on the signature pages thereto	“Item 5.E. Operating and Financial Review and Prospects—Recent Developments.”
Credit Agreement, dated as of March 3, 2026, by and between Wix.com Ltd. and Hapoalim Bank Ltd.	“Item 5.E. Operating and Financial Review and Prospects—Recent Developments.”
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
The tax tracks under the Amendment are as follows: Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from qualifying intellectual property (in development area - A tax rate of 7.5%). Special Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from qualifying intellectual property, regardless of the enterprise's geographical location. The new incentives regime applies to “Preferred Technological Enterprises” that meet certain conditions, including, inter alia:
1.The R&D expenses constituted at least an average of 7% of total revenues , or at least NIS 75 million (approximately $23 million) in R&D activities; and
2.One of the following:
◦At least 20% of the workforce (or at least 200 employees) are employed in R&D;
◦A venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.6 million) was previously made in the company; or
◦Growth in sales or workforce by an average of 25% over the three years preceding the tax year.
A “Special Preferred Technological Enterprise” is an enterprise that meets, inter alia conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $3.2 billion).
Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate, which has been 23% since 2018.

In 2025, we generated taxable income in Israel, and we generally meet the conditions of a “Preferred Technological Enterprise.” Accordingly, our taxable income in Israel, should be subject to tax at the rate of 12% (and 7.5% with respect to income attributed to development area A).
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
We intend to apply the Innovation Authority for approval to allow a tax deduction for most or all of our research and development expenses incurred in 2025. There can be no assurance that such application will be accepted.
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
Excess Tax
Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index. In addition, the portion of an individual’s annual income from capital sources (e.g., capital gains, real estate appreciation, dividends, interest, CPI linkage differentials, rental income, passive royalties, etc.) exceeding a certain threshold (NIS 721,560 in 2025) is subject to an additional surtax of 2%. It should be emphasized that with respect to non-Israeli residents, these surtaxes apply to Israeli source income (unless such income is exempt under Israeli domestic law or an applicable tax treaty).
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

Taxation of Non-Israeli Shareholders on Receipt of Dividends
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “Substantial Shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred technological Enterprise, and 4% under certain conditions, mainly if the dividend distributed to a non-Israeli corporation from income attributed to a Preferred Technological Enterprise provided that at least 90% of the distributing company is held directly by non-Israeli companies, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.
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

United States Federal Income Tax Considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, holders of 2030 Convertible Notes or ordinary shares acquired upon a conversion of 2030 Convertible Notes, or holders that actually or constructively own 10% or more of the total voting power or value of our shares.
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

Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, royalties, rents, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be classified as a PFIC for the taxable year that ended on December 31, 2025, or for the current taxable year. However, the determination of whether we are a PFIC is a factual determination that is made annually, after the close of the taxable year. Moreover, the value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC for any taxable year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.
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
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also furnish with the SEC reports on Form 6-K containing quarterly unaudited financial information.
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
Foreign Currency Risk
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2025, approximately 65% of our revenues were denominated in U.S. dollars and approximately 35% in other currencies, primarily in Euros, British Pounds, Japanese Yen, Mexican Pesos, Canadian Dollar, Australian Dollar and the Brazilian Real. In addition, in 2025, approximately 66% of our cost of revenues and operating expenses were denominated in U.S. dollars and approximately 27% in New Israeli Shekels. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Since a significant portion of our expenses are denominated in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income (if any).
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
The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
Period
2025	(6.7)
2024	0.3
2023	9.9
2022	4.0
2021	(6.0)
The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS.
A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net income by approximately $53.4 million in 2025. We estimate that a 10% concurrent devaluation of the Euros, British Pound, Brazilian Real, Japanese Yen, Mexican Pesos, Australian Dollar and Canadian Dollar against the U.S. dollar would have decreased our net income by approximately $64.6 million in 2025.
To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program.
We hedge certain portions of the anticipated payroll of our Israeli employees and Israeli suppliers denominated in NIS for a period of one to 12 months, as well as portions of our headquarter lease payments denominated in NIS, with forward and option contracts as well as other financial instruments. In addition, we hedge a portion of our revenue transactions denominated in euros and British pounds. See Note 2(n) of our audited consolidated financial statements included in Item 18 of this annual report.
Our results of operations may also be impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash and cash equivalents and restricted deposits denominated in currencies other than the U.S. dollar. Any such gains or losses only impact the dollar value of our non-dollar denominated cash and cash equivalents and restricted deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. As of December 31, 2025, we had $1.26 billion of cash and cash equivalents, restricted cash and deposits and marketable securities denominated in U.S. dollars and $402.6 million denominated in other currencies, primarily Israeli Shekel, Euro, British Pounds, Japanese Yen and the Brazilian Real.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure controls and procedures
Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes, in accordance with generally accepted accounting principles.
In accordance with guidance issued by the SEC staff, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Accordingly, our management's evaluation of internal control over financial reporting excluded the internal control activities of Base44 which is included in the 2025 consolidated financial statements and constituted less than 1% of total assets excluding goodwill and intangible assets as of December 31, 2025, and less than 1% of revenues for the year then ended.

Attestation report of the registered public accounting firm
Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2025. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.
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
ITEM 16B.    CODE OF ETHICS
We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees, full-time contractors and service providers. A copy of the code is delivered to every employee of Wix.com Ltd. and all of its subsidiaries and is available to investors and others on our website at http://investors.wix.com or by contacting our investor relations department. Any amendments or waivers of this code for executive officers or directors will be disclosed within five business days following the date of such amendment or waiver on our website. We have also implemented a training program for new and existing employees concerning the code of ethics and proper business conduct. We did not grant any waivers under our code of ethics in 2025.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2024 and 2025:

	2025	2024
	(in USD thousands)
Audit Fees (1)	1,274	1,085
Audit-Related Fees (2)	25	24
Tax Fees (3)	290	200
All Other Fees	375	-
Total	1,964	1,309
(1) “Audit fees” are the aggregate fees paid for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
(2) “Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.
(3) “Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During 2025, we repurchased 3,543,902 ordinary shares for an aggregate purchase price of $575 million under our repurchase programs authorized by our board of directors and announced in July 2024 and February 2025 (increased in August 2025). The table below provides detailed information.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31	868,026	$230.41	868,026	$28.64
February 1 – February 28	—	$—	—	$28.64
March 1 – March 31	—	$—	—	$28.64
April 1 – April 30	—	$—	—	$28.64
May 1 – May 31	646,452	$154.69	646,452	$100,000,070.08
June 1 – June 30	—	$—	—	$100,000,070.08
July 1 – July 31	—	$—	—	$300,000,070.08
August 1 - August 31	790,779	$126.46	790,779	$400,000,181.25
September 1 - September 30	489,939	$153.08	489,939	$325,000,319.25
October 1 – October 31	748,706	$133.56	748,706	$225,000,979.36
November 1- November 30	—	$—	—	$225,000,979.36
December 1 – December 31	—	$—	—	$225,000,979.36
Total	3,543,902	$162.25	3,543,902
(1) All ordinary shares were purchased pursuant to our publicly announced $200 million repurchase plan, including subsequent increases.
In March and July 2024, our board of directors authorized repurchase programs under which up to an aggregate of $425 million was available to purchase our ordinary shares and/or convertible notes. In January 2025, we completed the entirety of the $200 million repurchase amount.
In February 2025, our board of directors authorized a new repurchase program under which up to $200 million was available to purchase our ordinary shares and/or convertible notes, and in May August 2025, our board of directors authorized increases to such program by an additional amount of $400 million in aggregate. In January 2026, our board of directors authorized a two-year repurchase program under which up to a total of $2 billion is available to purchase the Company’s ordinary shares and/or convertible notes (inclusive of any unused amounts under the prior repurchase program) and, on March 5, 2026, we announced that we commenced a “modified Dutch Auction” tender offer to purchase up to $1.75 billion in aggregate purchase price of our ordinary shares (as more fully described in Item 5.E. “Operating and Financial Review and Prospects—Recent Developments”). The specific timing and amount of repurchases under the repurchase program, whether pursuant to such tender offer or otherwise, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to repurchase may be limited by law, action by creditors, regulatory authority or agreements with third parties.

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
Shareholder Approval. We have elected to follow Israeli corporate governance practice instead of NASDAQ Listing Rule 5635, which requires listed issuers to obtain shareholder approval for (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the listed company’s shares or voting rights, or if a director, officer or 5% shareholder has greater than a 5% interest (or greater than a 10% interest held by such persons collectively) in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) the establishment or amendment of certain equity-based compensation plans and arrangements, and (iv) an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements. In addition, rather than follow NASDAQ rules requiring shareholder approval for the issuance of securities in the circumstances described above, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if:
•the securities issued amount to 20% or more of our outstanding voting rights before the issuance; and
•some or all of the consideration is other than cash or listed securities or the transaction is not in accordance with market terms; and
•the transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

In addition, under Israeli law, the issuance of securities resulting in a person exceeding 25% of our voting rights or 45% of our voting rights requires the approval of the shareholders with limited statutory exceptions. For a detailed description of the requirements, see Exhibit 2.1 to the Annual Report.

ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers, employees, and full-time contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules, regulations and listing standards. A copy of our Insider Trading Policy is included as Exhibit 11.1 to this annual report on Form 20-F.
ITEM 16K.    CYBERSECURITY
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management framework designed to protect the confidentiality, integrity, and availability of our critical systems and information.
Our information security controls and practices are reviewed against globally recognized standards: ISO 27001, ISO 27017, ISO 27701, ISO 27018, and SOC 2 Type II. Our commitment also extends to maintaining a PCI DSS certification for payment transaction security, risk assessments, training for employees, and other safeguards and controls.
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
We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risks Related to Privacy, Data and Cybersecurity.” However, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.
Cybersecurity Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to our audit committee oversight of cybersecurity and other information technology risks. Our audit committee oversees management’s implementation of our cybersecurity risk management program.
Our audit committee receives periodic reports from management on our cybersecurity risks. In addition, management updates our audit committee, where it deems appropriate, regarding cybersecurity incidents it considers to be significant.

Our audit committee chair reports to the full board of directors regarding its activities, including those related to cybersecurity. Our audit committee chair also receives more specific briefings from management on our cybersecurity risk management efforts. The full board of directors also periodically receives briefings from on our cyber risk management program.

The company's cybersecurity policies, procedures, and strategies primarily are implemented by the company's information security department, which reports directly to the CISO. Other personnel and departments in the company also assist with cybersecurity risk management, including but not limited to the company's technology organization.
Our management team, including the CISO, who holds over 15 years of experience in information technology and cybersecurity and has extensive experience in assessing, identifying, and managing cybersecurity-related risks and implementing cybersecurity-related policies and strategies, and the Chief Technology Officer, who has over 25 years of experience in information technology in connection with its cybersecurity process, are responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management framework and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes working in management roles related to cybersecurity, risk, and data privacy in various leading global companies and in military roles, as well as industry certifications such as ISC², CISSP, and MCSE.
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

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See pages F-2 through F-80 of this annual report.
ITEM 19.    EXHIBITS
See exhibit index incorporated herein by reference.
ANNUAL REPORT ON FORM 20-F
INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for September 2024, filed on September 10, 2024)
2.1	Description of Registered Securities (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024)
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K for August 2015, filed on August 17, 2015)
4.2	Wix.com Ltd. 2013 Incentive Compensation Plan (as amended) (filed herewith)
4.3	Wix.com Ltd. 2013 Amended and Restated Employee Stock Purchase Plan (as amended) (filed herewith)
4.4	Wix.com Ltd.’s Compensation Policy - Executives (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 6-K for September 29, 2023, filed on September 29, 2023)
4.5	Wix.com Ltd.’s Compensation Policy - Directors (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 6-K for December 2022, filed on December 20, 2022)
4.6
Indenture, dated as of September 11, 2025, between Wix.com Ltd. and U.S. Bank Trust Company, National Association, as trustee, and Form of 0.00% Convertible Senior Note due 2030 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K for September 2025, filed on September 11, 2025)

4.7	Form of Warrant Agreement, by and between Wix.com Ltd. and the initial holders listed on the signature pages thereto (filed herewith)
4.8	Summary of Credit Facility Agreement, dated as of March 3, 2026, by and between Wix.com Ltd. and Hapoalim Bank Ltd. (filed herewith)
8.1	List of subsidiaries of the Registrant (filed herewith)
10.1	Form of Confirmation of Capped Call Transaction (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 6-K for September 2025, filed on September 11, 2025)
11.1	Wix.com Ltd. Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm (filed herewith)

97.1	Wix.com - Policy for Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)
101.INS	XBRL Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                            Wix.com Ltd.

Date: March 5, 2026                By:    /s/ AVISHAI ABRAHAMI
    Avishai Abrahami
Co-Founder, Chief Executive Officer and Director

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wix.com Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2026 expressed an unqualified opinion thereon.

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

Revenue recognition
Description of the Matter
As described in Note 2r to the consolidated financial statements, the Company's revenue derives from Creative Subscriptions and Business Solutions. Creative Subscriptions revenues are primarily generated from the sale of monthly, yearly and multi-year premium subscriptions for the Company’s website solutions. Business Solutions revenues are generated from the sale of additional products and services that are offered to users to help them manage and grow their business online. The Company’s revenue recognition process involves several applications responsible for the initiation, processing, and recording of transactions from the Company’s various sales channels, and the calculation of revenue in accordance with the Company’s accounting policy.

Auditing the Company's revenue from Creative Subscriptions and certain services included in the Business Solutions revenue was challenging and complex due to highly automated nature of capturing, aggregating, and recording the revenue, which relies on several information systems and tools (both internally and externally developed) and involves transferring significant volumes of data across these systems and tools.

How We Addressed the Matter in Our Audit
We obtained understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s revenue process. For example, with the assistance of information technology (IT) professionals, we identified the relevant systems and tools used to capture, aggregate, and record the related revenue transactions, tested the applicable user access controls, change management controls, and IT operations controls over each of these systems and tools, and tested system interfaces and automated controls. We also tested the effectiveness of certain business process controls in place to reconcile data between various systems and to calculate revenue.

We also performed substantive audit procedures that included, among others, testing the completeness and accuracy of the underlying data within the Company’s billing system (performing data analysis by extracting data from the system to evaluate the completeness and accuracy of recorded revenue and deferred revenue amounts and testing a sample of cash to billing reconciliations).

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Contingent consideration
Description of the Matter
As described in Note 3 to the consolidated financial statements, the Company completed the acquisition of 100% of the equity shares of Base44 Inc. ("Base44") in June 2025 for total consideration of approximately $92 million, which included contingent consideration liability. The Company accounted for the acquisition as a business combination. The Company has determined the fair value of contingent consideration liability to be $74 million as of the acquisition date and $89.5 million as of December 31, 2025, using a Monte Carlo simulation model based on certain assumptions including projected revenue-related metrics and revenue volatility rate over the applicable period.

Auditing the Company’s accounting for contingent consideration liability was complex due to estimation uncertainty in the Company’s determination of the fair value of the contingent consideration. A high degree of subjective auditor judgment was required to evaluate the projected revenue-related metrics and revenue volatility rate used in the Monte Carlo simulation model. Changes in these assumptions could have a significant impact on the fair value of the contingent consideration liability.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s process and controls to estimate fair value of the contingent consideration liability. We also tested controls regarding management’s review of assumptions used in the valuation model.

To test the estimated fair value of the contingent consideration liability, we performed audit procedures that included, among others, evaluating the terms of the arrangement and testing the significant assumptions used by the Company in its valuation analysis. We also involved our valuation specialist to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. Our valuation specialists’ procedures included, among others, developing independent estimates for the revenue volatility rate used in the valuation model and comparing those to the rates selected by management, and performing sensitivity analysis to evaluate the changes in the fair value of this contingent consideration liability that would result from changes in the significant assumptions.

We have served as the Company’s auditor since 2007.

/s/ Kost Forer Gabbay &Kasierer
Tel-Aviv, Israel	A Member of EY Global
March 5, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WIX.COM LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Wix.com Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wix.com Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's annual report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Base44 which is included in the 2025 consolidated financial statements of the Company and constituted less than 1% of total assets, after excluding goodwill and intangible assets acquired, as of December 31, 2025, and less than 1% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Base44.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 5, 2026 expressed an unqualified opinion thereon.
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

/s/ Kost Forer Gabbay &Kasierer
Tel-Aviv, Israel	A Member of EY Global
March 5, 2026

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$311,356	$660,939
Restricted cash	5,520	—
Short-term deposits	385,280	106,844
Restricted deposits	222	773
Marketable securities	483,859	338,593
Trade receivables	41,525	44,674
Prepaid expenses and other current assets	96,252	128,577

Total current assets	1,324,014	1,280,400

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	33,847	27,021
Property and equipment, net	114,419	128,155
Equity method investment	4,851	—
Marketable securities	474,198	6,135
Deferred tax assets	94,549	—
Intangible assets, net	31,810	22,141
Goodwill	135,021	49,329
Operating lease right-of-use assets	398,265	399,861

Total long-term assets	1,286,960	632,642

TOTAL ASSETS	$2,610,974	$1,913,042

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$74,811	$47,077
Employees and payroll accruals	110,526	143,131
Deferred revenues	737,346	661,171
Current portion of convertible notes, net	—	572,880
Accrued expenses and other current liabilities	146,716	63,246
Operating lease liabilities	43,262	27,907

Total current liabilities	1,112,661	1,515,412

LONG-TERM LIABILITIES:
Convertible notes, net	1,125,769	—
Deferred revenues	116,991	89,271
Deferred tax liabilities	3,923	1,965
Other long-term liabilities	200,054	16,021
Operating lease liabilities	417,578	369,159

Total long-term liabilities	1,864,315	476,416

Total liabilities	2,976,976	1,991,828

Commitments and contingencies	—	—

SHAREHOLDERS' DEFICIENCY:
Ordinary shares of NIS 0.01 par value - Authorized: 500,000,000 shares at December 31, 2025 and 2024; Issued 67,143,958 and 64,718,465 shares at December 31, 2025 and 2024, respectively; Outstanding: 54,989,523 and 56,107,932 shares at December 31, 2025 and 2024, respectively	104	107
Additional paid-in capital	2,067,407	1,840,574
Treasury shares at cost, 12,154,435 ordinary shares as of December 31, 2025 and 8,610,533 as of December 31, 2024	(1,600,156)	(1,025,167)
Accumulated other comprehensive income	17,539	7,242
Accumulated deficit	(850,896)	(901,542)

Total shareholders' deficiency	(366,002)	(78,786)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$2,610,974	$1,913,042

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2025	2024	2023

Revenues
Creative Subscriptions	$1,409,727	$1,264,975	$1,152,007
Business Solutions	583,317	495,675	409,658
	1,993,044	1,760,650	1,561,665
Cost of Revenues
Creative Subscriptions	237,288	213,422	215,515
Business Solutions	399,065	351,213	297,013
	636,353	564,635	512,528
Gross profit	1,356,691	1,196,015	1,049,137

Research and development, net	645,501	495,281	481,293
Selling and marketing	514,280	425,457	399,577
General and administrative	195,158	175,136	160,033
Impairment, restructuring and other costs	—	—	32,614

Total operating expenses	1,354,939	1,095,874	1,073,517

Operating income (loss)	1,752	100,141	(24,380)
Financial income (expenses), net	(5,015)	51,820	62,474
Other income (expenses)	4,352	(36)	(255)

Income before taxes on income	1,089	151,925	37,839
Income tax benefit (expense)	51,047	(13,603)	(4,702)
Loss from equity method investment	(1,490)	—	—

Net income	$50,646	$138,322	$33,137

Other comprehensive income:

Unrealized gain from marketable securities, net	290	2,770	8,593
Unrealized gain on cash flow hedge, net	10,007	280	29,054

Other comprehensive income for the year, net	10,297	3,050	37,647

Total comprehensive income	$60,943	$141,372	$70,784

Basic net income per ordinary share	$0.91	$2.49	$0.58

Diluted net income per ordinary share	$0.88	$2.36	$0.57

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Ordinary Shares Outstanding		Additional Paid-in	Treasury	Other Comprehensive	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Shares	Income (Loss), net	Deficit	Deficiency

Balance as of December 31, 2022	56,305,462	$108	$1,274,968	$(431,862)	$(33,455)	$(1,073,001)	$(263,242)

Exercise of options, ESPP shares and vesting of RSUs	2,215,998	6	39,654	—	—	—	39,660
Share-based compensation	—	—	225,330	—	—	—	225,330
Purchase of treasury shares	(1,348,865)	(4)	—	(127,013)	—	—	(127,017)
Other comprehensive income, net	—	—	—	—	37,647	—	37,647
Net income	—	—	—	—	—	33,137	33,137

Balance as of December 31, 2023	57,172,595	$110	$1,539,952	$(558,875)	$4,192	$(1,039,864)	$(54,485)

Exercise of options, ESPP shares and vesting of RSUs	2,529,058	7	59,569	—	—	—	59,576
Share-based compensation	—	—	241,053	—	—	—	241,053
Purchase of treasury shares	(3,593,721)	(10)	—	(466,292)	—	—	(466,302)
Other comprehensive income, net	—	—	—	—	3,050	—	3,050
Net income	—	—	—	—	—	138,322	138,322

Balance as of December 31, 2024	56,107,932	$107	$1,840,574	$(1,025,167)	$7,242	$(901,542)	$(78,786)

Exercise of options, ESPP shares and vesting of RSUs	2,425,493	7	54,811	—	—	—	54,818
Share-based compensation	—	—	238,377	—	—	—	238,377
Purchase of treasury shares	(3,543,902)	(10)	—	(574,989)	—	—	(574,999)
Benefit from release of valuation allowance	—	—	5,520	—	—	—	5,520
Other comprehensive income, net	—	—	—	—	10,297	—	10,297
Purchase of 2030 Capped Calls	—	—	(71,875)	—	—	—	(71,875)
Net income	—	—	—	—	—	50,646	50,646

Balance as of December 31, 2025	54,989,523	$104	$2,067,407	$(1,600,156)	$17,539	$(850,896)	$(366,002)

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net income	$50,646	$138,322	$33,137
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,491	25,246	20,492
Amortization	6,962	5,869	5,954
Share based compensation expenses	237,376	240,721	224,625
Amortization of debt issuance costs	3,831	3,166	4,194
Changes in accrued interest and exchange rate on short-term and long-term deposits	(308)	852	(2,415)
Non-cash impairment, restructuring and other costs	—	—	26,699
Amortization of premium and discount, accrued interest, and other gains (losses) on marketable debt securities, net	(41,243)	(13,381)	8,346
Loss from equity method investment	1,490	—	—
Remeasurement gain on marketable equity securities and investments in privately held companies	(110)	(2,536)	(30,608)
Changes in deferred income taxes, net	(91,742)	(5,196)	(8,784)
Changes in operating lease right-of-use assets	19,921	24,246	27,231
Changes in operating lease liabilities	45,449	(33,086)	(31,333)
Loss (gain) on foreign exchange, net	(18,225)	3,906	—
Decrease (increase) in trade receivables	3,219	12,720	(15,308)
Decrease (increase) in prepaid expenses and other current and long-term assets	39,004	(79,484)	(20,105)
Increase (decrease) in trade payables	26,962	11,967	(52,455)
Increase (decrease) in employees and payroll accruals	(32,955)	86,550	(29,532)
Increase in short-term and long-term deferred revenues	103,874	74,450	76,193
Increase in accrued expenses and other liabilities	204,216	3,083	11,915

Net cash provided by operating activities	582,858	497,415	248,246

Cash flows from investing activities:

Proceeds from short-term and restricted deposits	188,475	276,697	625,495
Investment in short-term and restricted deposits	(467,837)	(170,332)	(297,917)
Investment in trading marketable debt securities	(278,038)	(267,209)	—
Proceeds from trading marketable debt securities	277,249	—	—
Investment in available-for-sale marketable debt securities	(639,888)	—	(6,732)
Proceeds from available-for-sale marketable debt securities	68,921	125,176	250,960
Purchase of property and equipment and lease prepayment	(8,553)	(17,813)	(63,021)
Internal-use of software	(1,348)	(1,523)	(3,028)
Proceeds from sale of marketable equity securities	—	22,148	68,671
Investments in privately held companies	(7,208)	(3,160)	(7,603)
Payments for businesses acquired, net of acquired cash	(23,880)	—	—
Proceeds from investments in privately-held companies	417	—	—
Investment in other long-term assets	(10,458)	—	—
Proceeds from (investment in) other assets	—	550	(111)

Net cash provided by (used in) investing activities	(902,148)	(35,466)	566,714

WIX.COM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from financing activities:

Repayment of convertible notes	(575,000)	—	(362,667)
Purchase of treasury shares	(574,999)	(466,302)	(127,017)
Proceeds from issuance of convertible senior notes	1,150,000	—	—
Payments of debt issuance costs	(25,942)	—	—
Purchase of 2030 Capped Calls	(71,875)	—	—
Proceeds from exercise of options and ESPP shares	54,818	59,576	39,660

Net cash used in financing activities	(42,998)	(406,726)	(450,024)

EFFECT OF EXCHANGE RATE CHANGES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	18,225	(3,906)	—

Increase (decrease) in cash, cash equivalents and restricted cash	(344,063)	51,317	364,936

Cash, cash equivalents and restricted cash at the beginning of the year	660,939	609,622	244,686

Cash, cash equivalents and restricted cash at the end of the year	$316,876	$660,939	$609,622

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$3,555	$11,326	$12,410

Interest received during the year	$43,142	$36,346	$47,696

Supplemental information for non-cash transactions:

Right-of-use assets obtained in exchange for operating lease liabilities	$18,325	$3,545	$255,690

Non-cash purchase of property and equipment	$1,084	$562	$3,750

Reconciliation of cash, cash equivalents, and restricted cash, end of the year:

Cash and cash equivalents	$311,356	$660,939	$609,622
Restricted cash	5,520	—	—

Total cash, cash equivalents, and restricted cash, end of the year	$316,876	$660,939	$609,622

The accompanying notes are an integral part of the consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL
Wix.com Ltd., an Israeli corporation (incorporated in October 2006), and its subsidiaries (collectively, the “Company” or “Wix”), was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Wix is a leading, global, web development platform for millions of creators, delivering its solutions through a Software-as-a-Service (SaaS) model. Since its founding, Wix has developed and launched multiple innovative products, services, and business solutions that empower any business, organization or brand worldwide to create, manage and grow a fully integrated and dynamic digital presence.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting estimates that require management’s subjective judgments include, but are not limited to, those related to revenue recognition, income taxes, share-based compensation, lease accounting, and purchase price allocation on acquisitions, including the determination of useful lives and contingent consideration. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

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

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
In accordance with ASC 830, monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets denominated in foreign currencies are measured using historical exchange rates. Gains and losses resulting from remeasurement are generally recorded in the statement of comprehensive income as financial income or expenses, as appropriate.

d.Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less at the date of purchase. Cash equivalents generally consist of investments in money market funds and are carried at fair value.
e.Restricted cash:

Restricted cash represents amounts held in financial institutions that are legally restricted from withdrawal or use.

f.Short-term deposits:

Short-term deposits consist of bank deposits with maturities over three months from the date of purchase and of up to one year. As of December 31, 2025 and 2024, the Company's deposits were mainly denominated in U.S. dollars and New Israeli Shekels (NIS) and bore interest at weighted average interest rates of 5.09% and 5.94%, respectively. Short-term deposits are presented at their cost, including accrued interest.

g.Restricted deposits:

Restricted deposits consist of bank deposits with maturities of up to one year and are used as security for the rental of premises and for the Company's credit cards. As of December 31, 2025 and 2024, the Company's restricted deposits were denominated in U.S. dollars and bore interest at weighted average interest rates of 0.00% and 0.22%, respectively. Restricted deposits are presented at their cost, including accrued interest.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
h.Marketable securities:

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

Available-for-sale debt securities are carried at fair value based on quoted market prices, with the unrealized gains and non-credit related losses reported in accumulated other comprehensive income in shareholders’ equity (deficiency). Realized gains and losses on sale of investments are included in financial income (expenses), net and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost of available-for-sale debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, together with interest on securities, are included in financial income (expenses), net.

The Company periodically evaluates its available-for-sale debt securities for credit losses. For securities in an unrealized loss position that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. This evaluation considers factors such as the magnitude of the fair value decline relative to amortized cost, failure of the issuer to meet its payment obligations, credit ratings, and the overall risk profile of the securities. The Company does not intend to sell these securities and it is more likely than not that the Company will hold these securities until maturity or a recovery of the cost basis. Any credit-related impairments are recognized as an allowance on the consolidated balance sheets with a corresponding loss in financial income (expense), net in the consolidated statements of comprehensive income. During the years ended December 31, 2025, 2024 and 2023, credit loss impairments were immaterial.

The Company classifies certain investments in marketable debt securities denominated in foreign currency as trading securities. These investments are carried at fair value at each balance sheet date and any changes in the fair values are recognized in earnings, within financial income (expenses), net, in the consolidated statements of comprehensive income.

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

i.Property and equipment, net:

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

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
j.Business combinations:

The Company accounts for business combinations in accordance with ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 requires the Company to recognize the assets acquired, liabilities assumed, and any non-controlling interests as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. If applicable, a contingent consideration liability is recognized at fair value as of the acquisition date and included in the purchase price. A contingent consideration liability is remeasured to fair value each reporting period, with changes recognized in the statement of comprehensive income within general and administrative expenses. During the measurement period, which may extend up to one year from the acquisition date, the Company may record adjustments to the provisional fair values of the assets acquired and liabilities assumed, with a corresponding offset to goodwill. Upon the earlier of the end of the measurement period or the final determination of the fair values of the assets acquired and liabilities assumed, any subsequent adjustments are recorded in the statement of comprehensive income. Acquisition-related costs are recognized separately from the business combination and are expensed as incurred. The Company accounts for acquisitions that do not meet the definition of a business as asset acquisitions.

k.Goodwill and intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions.

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Under ASC Topic 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized, but rather is subject to impairment test at least annually. The Company elected to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill, by comparing the fair value of the reporting unit with the carrying amount of the reporting unit that includes goodwill. The Company may bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Company operates as a single operating segment. As of December 31, 2025, the Company has two reporting units within this operating segment; prior to 2025, the Company had a single reporting unit. The Company did not record goodwill impairment charges during any of the periods presented.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Intangible assets are stated at cost, less accumulated amortization and impairment. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Technology	4-8 years
Trade Name	4 years
Customer relations	4 -15 years
Customer data	15 years
Non-Competition agreement	3 years
Domain	7 years
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

l.Investments in privately held companies:

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

The carrying amounts of the Company’s equity investments in privately held companies without readily determinable market values as of December 31, 2025 and 2024 were $28,090 and $23,639, respectively.

During the years ended December 31, 2025, 2024, and 2023, the Company recognized unrealized gains of $180, $0, and $4,156, respectively, resulting from the revaluation of certain equity investments based on observable price changes. Impairments and

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
unrealized losses recognized during the years ended December 31, 2025, 2024, and 2023 were $70, $831, and $400, respectively.

Cumulative unrealized gains on equity investments without readily determinable market values as of December 31, 2025 and 2024 were $8,456 and $8,276, respectively. Cumulative impairments and unrealized losses as of December 31, 2025 and 2024 were $4,301 and $4,231, respectively.

m.Equity method investments:

The Company applies the equity method of accounting to investments when it has significant influence, but not controlling interest, in the investee. The Company’s equity method investments are reported at cost and adjusted each period for its proportionate share of the investee’s income or loss. The cost of initial recognition of retained equity interest in a deconsolidated business is based on fair value. The Company’s proportionate share of the net loss resulting from the investment is reported under loss from equity method investment, net of tax in the consolidated statements of comprehensive income. The carrying value of the Company’s equity method investments is reported in equity method investment in the consolidated balance sheets. The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. No impairment losses were recognized during the periods presented.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
n.Derivative instruments:

The Company enters into derivative transactions primarily to hedge foreign exchange risks, using foreign currency derivatives, mainly forward and option contracts.

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

Derivative instruments designated as hedging instruments:

The Company has instituted a foreign currency cash flow hedging program to mitigate the impact of exchange rate fluctuations on forecasted salary payments, primarily those denominated in NIS. These exposures are primarily hedged using forward and option contracts designated as cash flow hedging instruments, as defined by ASC 815. For these derivative instruments, gains and losses are reported as a component of other comprehensive income and subsequently recognized in earnings with the corresponding hedged item. Cash flows related to these derivatives are classified in the consolidated statements of cash flows in the same manner as the underlying hedged transaction, typically within cash flows from operating activities.

The fair value of derivative assets designated as hedging instruments as of December 31, 2025 and 2024 totaled $21,123 and $9,088, respectively. The fair value of derivative liabilities designated as hedging instruments as of December 31, 2025 and 2024 totaled $0 in both periods.

As of December 31, 2025 and 2024, the net unrealized gains (losses) related to foreign currency contracts designated as hedging instruments, that were accumulated in other comprehensive income, were $21,123 and $9,035, respectively. These amounts are expected to be reclassified into earnings over the next 12 months.

As of December 31, 2025 and 2024, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $117,563 and $334,738, respectively. These contracts will expire over the next 12 months.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Derivative instruments not designated as hedging instruments:

The Company also uses derivative instruments not designated as hedging instruments, primarily to economically hedge foreign exchange risk related to certain revenue transactions denominated in Euros, British pounds, Japanese Yen, and NIS. These exposures are mainly hedged through forward and option contracts. Gains and losses related to such derivative instruments are recorded in financial income (expenses), net. Cash flows associated with these derivatives are typically reflected as cash flows from operating activities in the consolidated statements of cash flows.

The fair value of derivative assets not designated as hedging instruments as of December 31, 2025 and 2024 totaled $1,005 and $4,056, respectively. The fair value of derivative liabilities not designated as hedging instruments as of December 31, 2025 and 2024 totaled $11,222 and $2, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company recorded financial income (expenses), net, from derivatives not designated as hedging instruments, in the amount of $(43,075), $6,490 and $(6,998), respectively.

As of December 31, 2025 and 2024 the notional amounts of foreign currency derivative contracts not designated as hedging instruments were $363,587 and $185,563, respectively. These contracts will expire over the next 9 months.

o.Severance pay:

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

Severance expense for the years ended December 31, 2025, 2024 and 2023 amounted to $28,196, $24,969 and $22,537, respectively.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
p.U.S. employees defined contribution plan:

The Company’s U.S. subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $23.5 per year (for certain employees over 50 years of age the maximum contribution is $31.0 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The U.S. subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2025, 2024 and 2023, the U.S. subsidiary recorded expenses for matching contributions in amounts of $1,667, $1,687 and $1,965, respectively.

q.Convertible Senior Notes:

The Convertible Senior Notes (also referred to as “Notes” or “Convertible Notes”) are accounted for in accordance with ASC 470-20, Debt with Conversion and Other Options, and ASC 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity. The Company records the Convertible Notes at amortized cost as a single unit of account on the consolidated balance sheet, since they were not issued at a substantial premium and do not contain bifurcated embedded derivatives. The carrying value of the liability is represented by the face amount of the Convertible Notes, less debt issuance costs, adjusted for any amortization of issuance costs. Issuance costs are being amortized as interest expense over the term of the Convertible Notes, using the effective interest rate method.

Capped call transactions (“Capped Call Transactions” or “Capped Calls”) entered into in connection with the offering of the Convertible Notes are separate transactions and are not part of the terms of the notes. The Capped Calls are considered indexed to the Company’s own stock and are equity-classified. Accordingly, they are recorded within shareholders' equity (deficiency) and are not accounted for as derivatives. The cost incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in capital.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
r.Revenue recognition:

The Company’s total revenues are comprised of revenues from Creative Subscriptions Revenues and Business Solutions Revenues. Creative Subscriptions Revenues are primarily generated from the sale of monthly, yearly and multi-year premium subscriptions for the Company’s website and application solutions, including Wix Studio, as well as from the sale of domain name registrations. Business Solutions Revenues are generated from the sale of additional products and services that are offered to users to help them manage and grow their business online. These products and services include, among others, Wix Payments, Google Workspace, Paid Ad Campaigns, Email Marketing, and other applications sold through the Company’s App Market or elsewhere on its platform.

The Company sells its products and services directly to end customers as well as through certain types of partners, including professional agencies and freelancers who build websites or applications for others, and resellers. This revenue recognition policy is consistent for sales generated directly with end customers and indirect sales generated through partners.

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

The Company offers a 14-day money back refund period on new Wix premium subscriptions. The Company considers amounts collected from new premium subscriptions as customer deposits until the end of the 14-day refund period. Revenue recognition commences upon the expiration of the refund period.

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

Principal versus agent considerations

The Company follows the guidance provided in ASC 606 for determining whether it is a principal (i.e., report revenues on a gross basis) or an agent (i.e., report revenues on a net basis) in arrangements with customers that involve another party that contributes to providing specified products or services to a customer. The Company determines whether the nature of its promise is to provide the specified products or services itself (as a principal) or to arrange for those products or services to be provided by the other party (as an agent), based on whether it controls the specified products or services before they are transferred to the end customer. In making this determination, the Company also evaluates indicators such as which party is primarily responsible for fulfillment and has discretion in determining pricing. This determination is reviewed for each specified product or service promised to the customer and may involve significant judgment. Revenues generated from the sale of domain name registrations and the sale of certain integrated solutions, including Google Workspace and Wix Payments, are typically recorded on a gross basis, meaning the amounts billed to customers are recorded as revenues and expenses incurred are recorded as cost of revenues, since the Company has determined that it controls the specified products or services before they are transferred to the end customer. Revenues generated from the sale of third-party software applications are typically recognized on a net basis, as the Company has determined that it acts as an agent in these arrangements.

Deferred revenues

Contract liabilities consist of deferred revenues and primarily include payments received in advance of the Company’s performance under the contract. Deferred revenues are recognized as revenue when transfer of control to customers has occurred. The balance of deferred revenues, including current and long-term balances, as of December 31, 2025 and 2024 was $854,337 and $750,442, respectively. The change in the deferred revenues balance during the period primarily consisted of increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period. During the year ended December 31, 2025, the Company recognized approximately all of the revenue that was included in the current deferred revenues balance at the beginning of the period.

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

As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $878,456. As of December 31, 2025, the Company expects to recognize 83% of its remaining performance obligations as revenues over the next 12 months, and the remainder thereafter.

Disaggregation of revenue

The Company provides disaggregation of revenue based on Creative Subscriptions and Business Solutions classification on the consolidated statements of comprehensive income and based on geographic region (see Note 17). Beginning in 2025, the Company also provides a disaggregation of revenue between Partners and Self-Creators. Partners generally include professional agencies and freelancers who build websites or applications on behalf of others, as well as resellers. Self-Creators consist of users who create websites or applications for their own use. Prior-period comparatives have been presented on a consistent basis. The Company believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The following table presents total revenues by customer category for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Partners	$750,275	$610,069	$468,521
Self-Creators	1,242,769	1,150,581	1,093,144

	$1,993,044	$1,760,650	$1,561,665

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
s.Cost of revenues:

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

Cost of Business Solutions Revenues consists primarily of the allocation of bandwidth, hosting and support costs, and certain revenue share payments according to the Company’s agreements with certain third-party providers. It also includes costs related to payment processing, such as credit card interchange, network fees (charged by credit card providers), and third-party processing fees.

t.Research and development costs:

Research and development costs are generally expensed as incurred. Research and development expenses primarily consist of personnel and related expenses, including share-based compensation and allocated overhead costs.

u.Internal use software costs:

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

During 2025, 2024 and 2023, the Company capitalized $1,618, $1,855 and $3,395, respectively.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
v.Selling and marketing:

Selling and marketing expenses primarily consist of cost-per click expenses, social networking expenses, marketing campaigns and display advertisements, personnel and related expenses, including share-based compensation and allocated overhead costs and are charged to the statement of comprehensive income, as incurred. Advertising expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $243,650, $175,595 and $142,775, respectively.

w.Share-based compensation:

The Company has granted restricted share units (“RSUs”) and share options vesting solely upon continued service, as well as performance-based awards, including performance share units (“PSUs”), with vesting based on achievement of specified performance targets. In addition, the Company has granted share purchase rights under its Employee Stock Purchase Plan (“ESPP”), which is primarily available to active employees. The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation ("ASC 718"). Compensation cost for share-based awards is measured at the fair value on the grant date and recognized as expense using the straight-line method for service-based awards, and the accelerated method for performance-based awards, over the requisite service period. The Company estimates forfeitures at the grant date based on past experience, and revises its estimate if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company regularly estimates if and when performance-based awards will be earned and record expense over the estimated service period only for awards considered probable of being earned. Any previously recognized expense is reversed in the period in which an award is determined to no longer be probable of being earned.

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

x.Income taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”), using the liability method, whereby deferred tax assets and liabilities account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and for carry-forward tax losses, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company recognizes a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, and if it is more likely than not that some portion of the entire deferred tax asset will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including results of recent operations, future reversals of existing taxable temporary differences, and projected future taxable income.

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
y.Legal contingencies:

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

z.Basic and diluted net income per share:

Basic net income per share is computed by dividing net income attributable to shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net income per share is computed by giving effect to all potential weighted average dilutive ordinary shares, including employee stock options, RSUs and PSUs, shares issuable pursuant to the ESPP, and Convertible Notes. The dilutive potential shares are computed using the treasury stock method or the as-if converted method, as applicable.

aa.Treasury shares:

The Company repurchased its ordinary shares and holds them as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity (deficiency).

ab.Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term and restricted deposits, and marketable debt securities.

For cash and cash equivalents, restricted cash, and short-term and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets.

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

ac.Fair value measurements:
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
ad.Impairment, restructuring and other costs:

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

Operating lease expenses are recognized in the consolidated statements of comprehensive income on a straight-line basis over the lease term, except for impaired leases for which the lease expenses are recognized on a declining basis over the remaining lease term. The Company subleases certain leased office spaces to third parties, and recognizes sublease income on a straight-line basis over the sublease term.

The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. During the year ended December 31, 2023, the Company recorded an impairment charge of $25,525 for certain ROU assets. See Note 18 for further information. No material impairments were recognized in the other periods presented.

Operating lease assets and liabilities are presented in the Company’s consolidated balance sheets in long-term assets and current and long-term liabilities.

af.Segment information:

The Company applies ASC Topic 280, Segment Reporting (“ASC 280"). Operating segments are defined as components of an entity for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, assessing financial performance, and allocating resources. As such, the Company has determined that it operates in one operating and reportable segment. Refer to Note 17 for additional information.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
ag.Recent accounting pronouncements:

    Accounting pronouncements adopted in the year

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance requires enhanced transparency for certain income tax disclosures, primarily related to the rate reconciliation and income taxes paid. This guidance became effective for the Company on January 1, 2025, and was adopted prospectively in these consolidated financial statements. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements, but resulted in enhanced income tax disclosures. Refer to Note 14 for additional information.

    Accounting pronouncements not yet adopted

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amended guidance provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, including such assets acquired in a business combination. Under the practical expedient, an entity may assume that current conditions as of the balance sheet date will remain unchanged over the remaining life of these assets. This guidance will be effective for the Company for annual periods beginning January 1, 2026, on a prospective basis, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement -Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance requires additional disclosure of certain costs and expenses within the notes to the financial statements. This guidance will be effective for the Company for annual periods beginning January 1, 2027, and will be applied prospectively. Early adoption and retrospective application are permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements and related disclosures.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, to modernize the accounting for costs related to internal-use software and better align it with current software development practices. The amended guidance removes references to project stages and clarifies when entities are required to begin capitalizing eligible costs. This guidance will be effective for the Company for annual periods beginning January 1, 2028, with early adoption permitted. The guidance may be applied prospectively, retrospectively, or using a modified prospective transition method. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

There have been no other recent accounting pronouncements, changes in accounting pronouncements, or recently adopted accounting guidance during the year ended December 31, 2025, that are of significance or potential significance to the Company.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-    BUSINESS COMBINATIONS
Base44:

On June 13, 2025, the Company acquired 100% of the outstanding shares of Base44, Inc. (“Base44”), an AI-powered platform that enables users to create custom software and applications using natural language, without traditional coding. Base44’s acquisition is intended to support the Company’s strategy to further expand its suite of AI-driven solutions and access to the application development market.

The total purchase consideration for the acquisition of Base44 was $92,158, consisting of cash payment of $18,058 and contingent consideration related to the earnout arrangement described below, with an acquisition-date fair value of $74,100. Of the cash consideration, $1,000 was placed in escrow for 12 months to secure certain indemnification obligations. The acquisition was accounted for as a business combination in accordance with ASC 805.

Under the purchase agreement, the founder of Base44 (the “Founder”) is eligible to receive additional earnout payments, based on certain revenue-related metrics for the calendar years 2025 through 2028. These earnout payments are accounted for as a liability-classified contingent consideration and included in the purchase price for the acquisition, except for certain portions that require the Founder’s continued employment, which are recognized as compensation for post-combination services and expensed over the applicable service period. The contingent consideration was initially recognized as a liability at its fair value and is remeasured at fair value on a recurring basis. See Note 4 for additional information.

Additionally, the Founder and certain employees of Base44 are eligible to receive cash retention bonuses and other payments totaling $42,988, subject to their continued service with the Company. These amounts are accounted for as compensation for post-combination services and are expensed over the requisite service period through 2028. The Founder and certain key employees are also eligible for equity awards with a total value of $8,000, consisting of RSUs and PSUs. These awards relate to post-combination services and are recognized as stock-based compensation expense over a four-year vesting period.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3:-    BUSINESS COMBINATIONS (Cont.)
The following table summarizes the preliminary purchase price allocation of the fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair Value

Cash and cash equivalents	$117
Other current assets	65
Intangible assets	14,130
Goodwill	80,893

Total Assets	95,205

Current liabilities	80
Deferred tax liabilities	2,967

Total Liabilities	3,047

Cash consideration	18,058
Contingent consideration	74,100

Total purchase consideration	$92,158

The identified intangible assets acquired consist of technology and a trade name, with acquisition-date fair values of $11,350 and $2,780, respectively. The Company utilized an income-based approach to determine the fair value of these assets. As of the acquisition date, the estimated useful lives of both assets are 4 years. The goodwill generated from the acquisition of Base44 is primarily attributable to expected synergies from the business combination and acquired workforce. The goodwill is not deductible for income tax purposes.

Transaction costs incurred in connection with the acquisition during the year ended December 31, 2025 totaled $910 and were recorded within general and administrative expenses in the consolidated statements of comprehensive income. Pro forma results for this acquisition were not presented as the effects were not material to the Company's financial results.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3:-    BUSINESS COMBINATIONS (Cont.)
Hour One:

On May 13, 2025, the Company acquired 100% of the outstanding shares of Hour One AI Ltd. (“Hour One”), a generative AI media platform that enables scalable creation of personalized, studio-quality video and interactive content, for a total cash consideration of $6,667. Of this amount, $1,400 was placed in escrow for 12 months to secure certain indemnification obligations. Hour One’s acquisition aims to strengthen the Company’s access to advanced AI-powered content creation technologies, which the Company believes will shape the future of visual design creation. The acquisition was accounted for as a business combination in accordance with ASC 805.

The purchase agreement also provides for cash retention bonuses totaling $3,000 to the founders and certain key employees of Hour One, which are contingent upon their continued employment with the Company for up to nine-month period following the closing date. Additionally, the agreement provides for grants of RSUs with an aggregate value of approximately $10,000, which vest over a four-year period subject to continued employment. These cash bonuses and RSU awards are accounted for as compensation for post-combination services and are recognized as expenses over their respective service periods.

The following table summarizes the preliminary purchase price allocation of the assets acquired and liabilities assumed at the acquisition date:

Fair Value

Cash and cash equivalents	$569
Other current assets	325
Intangible assets	2,500
Goodwill	4,800

Total Assets	8,194

Current liabilities	1,227
Deferred tax liabilities	300

Total Liabilities	1,527

Purchase cash consideration	$6,667

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3:-    BUSINESS COMBINATIONS (Cont.)
The identified intangible assets acquired are comprised of technology, which was valued using an income-based approach and has an estimated useful life of 8 years. The goodwill generated from the acquisition of Hour One is primarily attributable to expected synergies and acquired workforce. The goodwill is not deductible for income tax purposes.

Transaction costs incurred in connection with the acquisition during the year ended December 31, 2025 totaled $247 and were recorded within general and administrative expenses in the consolidated statements of comprehensive income. Pro forma results for this acquisition were not presented as the effects were not material to the Company's financial results.

NOTE 4:- FAIR VALUE MEASUREMENTS
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables represent the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$187,931	$—	$—	$187,931
Marketable securities	360,703	597,354	—	958,057
Foreign currency derivative assets	—	22,128	—	22,128
Financial liabilities:
Foreign currency derivative liabilities	—	(11,222)	—	(11,222)
Contingent consideration (*)	—	—	(89,531)	(89,531)

	$548,634	$608,260	$(89,531)	$1,067,363
(*) Related to Base44 acquisition, as described in Note 3. The contingent consideration liability includes $5,822 classified within accrued expenses and other current liabilities and $83,709 classified within other long-term liabilities on the Company’s consolidated balance sheet.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 4:- FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$450,398	$—	$—	$450,398
Marketable securities	282,384	62,344	—	344,728
Foreign currency derivative assets	—	13,144	—	13,144
Financial liabilities:
Foreign currency derivative liabilities	—	(2)	—	(2)

	$732,782	$75,486	$—	$808,268
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

The Company estimates the fair value of the contingent consideration liability using a Monte Carlo simulation model, which incorporates significant unobservable inputs, including projected revenue-related metrics and revenue volatility (50%), based on the earnout formula specified in the purchase agreement. The contingent consideration liability is classified as Level 3. The valuation assumptions are reviewed regularly and require significant judgment. Changes in business or economic conditions could materially impact the fair value of the liability.

A rollforward of the fair value of the contingent consideration liability for the year ended December 31, 2025 is as follows:

Fair Value

Balance as of December 31, 2024	$—

Acquisition of Base44 (Note 3)	74,100
Change in fair value	15,431

Balance as of December 31, 2025	$89,531

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 4:- FAIR VALUE MEASUREMENTS (Cont.)
Assets Measured at Fair Value on a Non-Recurring Basis
Upon the occurrence of certain events, the Company remeasures the fair value of certain assets on a non-recurring basis. These assets include equity investments in privately held companies for which the Company utilizes the measurement alternative, property, plant and equipment, ROU assets, intangible assets and goodwill.
Investments in Privately Held Companies
As disclosed in Note 2(l), the Company accounts for equity investments in private companies without readily determinable market values using the measurement alternative.
ROU Assets and Related Leasehold Improvements
During the year ended December 31, 2023, ROU assets and related leasehold improvements with an aggregate carrying amount of $39,198 were written down to an aggregate fair value of $13,293, resulting in an impairment charge of $25,905. Refer to Note 18 for additional information. The fair value of these assets, which represents a Level 3 measurement, was estimated using an income approach based on market participant expectations of future sublease income, taking into consideration the estimated time period it will take to obtain a sublease, the sublease rate, and the applicable discount rate, which are considered unobservable inputs.

Assets and Liabilities Measured at Fair Value for Disclosure Purposes Only
Convertible Notes
As of December 31, 2025, the estimated fair value of the 2030 Convertible Notes was $1,021,223. As of December 31, 2024, the estimated fair value of the 2025 Convertible Notes was $555,738. The 2025 Convertible Notes were fully repaid on August 15, 2025. The 2023 Convertible Notes were fully repaid on July 1, 2023. See Note 10 for further information. The fair value of the Convertible Notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted prices of the Convertible Notes in an over-the-counter market.
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

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 5:- MARKETABLE SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses and fair value of the Company's marketable debt securities as of December 31, 2025 and 2024:

	December 31,
	2025				2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value

Available-for-sale debt securities:
U.S. Treasury and other U.S. government agencies securities	$131,728	$100	$(111)	$131,717	$1,997	$—	$(9)	$1,988
Corporate debt securities	504,164	222	(251)	504,135	62,706	(*)	(362)	62,344
	635,892	322	(362)	635,852	64,703	—	(371)	64,332
Trading debt securities (**):
Debt securities issued by other governments				322,205				280,396

Total	$635,892	$322	$(362)	$958,057	$64,703	$—	$(371)	$344,728
(*) Less than $1.
(**) Net unrealized gains from fair value changes on trading debt securities held as of December 31, 2025, amounted to $39,535.

The following tables present the fair values and unrealized losses of the Company's available-for-sale debt securities, that have been in a continuous unrealized loss position, categorized by the length of time, as of December 31, 2025 and 2024:

	December 31, 2025
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Corporate debt securities	—	—	4,928	(50)	4,928	(50)

Total	$—	$—	$4,928	$(50)	$4,928	$(50)

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 5:- MARKETABLE SECURITIES (Cont.)

	December 31, 2024
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

U.S. Treasury and other U.S. government agencies securities	$1,988	$(9)	$—	$—	$1,988	$(9)
Corporate debt securities	55,458	(181)	6,135	(181)	61,593	(362)

Total	$57,446	$(190)	$6,135	$(181)	$63,581	$(371)

The following table outlines the Company's available-for-sale debt securities by contractual maturities, as of December 31, 2025:

	Amortized Cost	Fair Value

Due within one year	$161,656	$161,654
Due between one and five years	474,236	474,198

Total	$635,892	$635,852

Amortized cost and fair value balances exclude accrued interest receivable on available-for-sale debt securities, which totaled $5,096 and $479 as of December 31, 2025 and 2024, respectively, and were included within prepaid expenses and other current assets in the consolidated balance sheets.

As of December 31, 2025 and 2024, the Company did not hold any marketable equity securities.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 6:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2025	2024

Government authorities	$8,047	$9,656
Foreign currency derivative assets	22,128	13,144
Prepaid expenses	29,353	20,909
Receivables related to share-based awards (*)	3,004	72,265
Prepaid employee compensation related to business combination	15,415	—
Other current assets	18,305	12,603

	$96,252	$128,577

(*) Represent amounts due to the Company for tax payments made by the Company on behalf of employees and other beneficiaries in connection with the exercise of share-based awards.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 7:-    PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2025	2024
Cost:

Leasehold improvements	$131,208	$129,326
Computers, peripheral equipment and electronic equipment	35,474	40,804
Internal use software	14,592	12,974
Office furniture and equipment	9,292	8,521
Vehicles	301	289

	190,867	191,914

Less - accumulated depreciation	76,448	63,759

Depreciated cost	$114,419	$128,155

Depreciation expense related to property and equipment, net was included in the following line items in the consolidated statements of comprehensive income:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$2,395	$2,722	$3,060
Research and development, net	14,349	14,296	10,566
Selling and marketing	5,059	5,401	4,366
General and administrative	2,688	2,827	2,500

	$24,491	$25,246	$20,492

During 2025 and 2024, the Company recorded reductions of $11,802 and $14,024, respectively, to the cost and accumulated depreciation balances related to fully depreciated equipment no longer in use.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 8:-    INTANGIBLE ASSETS, NET

	December 31,
	2025	2024
Cost:

Technology	$42,669	$28,819
Customer relations	17,603	17,603
Non-Competition agreement	127	127
Customer data	12,043	12,043
Domain	552	552
Trade Name	2,780	—
Other intangible assets	291	291

	76,065	59,435

Less - accumulated amortization	44,255	37,294

Intangible assets, net	$31,810	$22,141

Estimated amortization expense for the years ended:

2026	$8,088
2027	8,040
2028	7,448
2029	3,938
2030	1,811
Thereafter	2,485

$31,810

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive income:

	December 31,
	2025	2024	2023

Cost of revenues	$4,420	$2,669	$2,669
Selling and marketing	2,538	3,196	3,281
General and administrative	4	4	4

	$6,962	$5,869	$5,954

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 9:-    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2025	2024

Accrued expenses	$53,137	$31,857
Government authorities	47,016	31,387
Foreign currency derivative liabilities	11,222	2
Contingent consideration, current	5,822	—
Accrued employee compensation related to business combination	29,519	—

	$146,716	$63,246

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES

2030 Convertible Notes

In September 2025, the Company issued $1,150,000 aggregate principal amount, 0.00% coupon rate of Convertible Senior Notes due 2030 (the “2030 Convertible Notes”). The 2030 Convertible Notes will mature on September 15, 2030, unless earlier repurchased, redeemed or converted. Upon conversion, the Company will pay or deliver, at its election, cash, ordinary shares, or a combination of cash and ordinary shares.

The 2030 Convertible Notes are initially convertible at a rate of 4.7509 ordinary shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $210.49 per ordinary share). The conversion rate is subject to adjustment in accordance with the terms of the indenture. Following certain corporate events that occur prior to the maturity date or the Company’s delivery of a redemption notice, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert their notes in connection with such corporate event or notice of redemption, as the case may be.

Conversion terms of the 2030 Convertible Notes

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding March 15, 2030, only under the following circumstances:

a.During any calendar quarter commencing after December 31, 2025 (and only during such calendar quarter), if the last reported sale price of the Company's ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on and including the last trading day of the immediately preceding quarter was greater than or equal to 130% of the conversion price on each applicable trading day.

b. During the five-business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

c.If the Company called the notes for a tax or optional redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the applicable redemption date.

d.Upon the occurrence of specified corporate events.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

On or after March 15, 2030, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2030 Convertible Notes at any time, regardless of the foregoing circumstances. During the year ended December 31, 2025, the conditions allowing holders of the 2030 Convertible Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2025 and are classified as long-term liability.

Holders of the 2030 Convertible Notes who convert their Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the indenture), or in connection with a redemption notice, may be entitled, under certain circumstances, to an increase in the conversion rate. Additionally, upon the occurrence of a fundamental change, holders may require the Company to repurchase all or a portion of their 2030 Convertible Notes at a price equal to 100% of the principal amount being repurchased, plus any accrued and unpaid special interest.

The Company may not redeem the 2030 Convertible Notes prior to September 20, 2028, except in the event of certain changes in tax law. On or after September 20, 2028, the Company may redeem for cash all or any portion of the 2030 Convertible Notes, at its option, if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on and including the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but excluding, the redemption date.

The carrying amount of the liability is represented by the face amount of the notes, less total issuance costs, plus any amortization of issuance costs. The total issuance costs upon issuance of the notes were $25,942 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes. Interest expense is recognized at an annual effective interest rate of 0.46% over the contractual term of the notes.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

The net carrying amount of the 2030 Convertible Notes were as follows:

	December 31,
	2025	2024

Principal original amount	$1,150,000	$—
Unamortized debt issuance costs	(24,231)	—

Net carrying amount	$1,125,769	$—

The Company recognized interest expense on the 2030 Convertible Notes as follows:

	Year ended December 31,
	2025	2024	2023

Amortization of debt issuance costs	$1,711	$—	$—

2030 Capped Call Transactions

In connection with the pricing of the 2030 Convertible Notes, the Company entered into Capped Call Transactions (the “2030 Capped Call Transactions” or “2030 Capped Calls”) with certain of the initial purchasers of the notes and/or their affiliates and other financial institutions.

The 2030 Capped Call Transactions are purchased call options in respect of the Company’s ordinary shares, which cover, subject to anti-dilution adjustments substantially similar to those in the 2030 Convertible Notes, the number of the Company’s ordinary shares that initially underlie the 2030 Convertible Notes. Each 2030 Capped Call Transaction has an initial strike price of $210.49 per share and an initial cap price of $267.89 per share. The 2030 Capped Call Transactions are intended to offset potential dilution to the Company’s ordinary shares and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the notes under certain circumstances. The 2030 Capped Call Transactions will expire in 2030, if not unwound earlier.

The Company paid an aggregate amount of $71,875 for the 2030 Capped Call Transactions, which was recorded as a reduction to additional paid-in capital in the consolidated balance sheets.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)
2025 Convertible Notes

In August 2020, The Company issued $575,000 aggregate principal amount, 0.00% coupon rate, of Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). The 2025 Convertible Notes were set to mature on August 15, 2025, unless earlier repurchased, redeemed or converted. Upon conversion, the Company could pay or deliver, at its election, cash, ordinary shares, or a combination of cash and ordinary shares. The 2025 Convertible Notes were not converted, and the Company repaid the full principal amount of $575,000 at maturity on August 15, 2025.

The 2025 Convertible Notes were convertible at a conversion rate of 2.4813 ordinary shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $403.01 per ordinary share). The conversion rate was subject to adjustment in accordance with the terms of the indenture. Following certain corporate events that occur prior to the maturity date, or the Company’s delivery of a redemption notice, the Company was required, in certain circumstances, to increase the conversion rate for a holder who elects to convert their notes in connection with such corporate event or notice of redemption, as the case may be.

Conversion terms of the 2025 Convertible Notes:

Holders were able to convert their notes at their option at any time prior to the close of business on the business day immediately preceding February 15, 2025 only under the following circumstances:

a.During any calendar quarter commencing after December 31, 2020 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter was greater than or equal to 130% of the conversion price on each applicable trading day.

b.During the five-business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

c.If the Company called the notes for a tax or optional redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the applicable redemption date; or

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

d.Upon the occurrence of specified corporate events.

On or after February 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders were able to convert their 2025 Convertible Notes at any time, regardless of the foregoing circumstances. The conditions for conversion of the 2025 Convertible Notes were not satisfied.

Holders of the 2025 Convertible Notes who converted their notes in connection with certain corporate events that constituted a make-whole fundamental change (as defined in the indenture), or in connection with a redemption notice, under certain circumstances, could have been entitled to an increase in the conversion rate. Additionally, upon the occurrence fundamental change, holders could have required the Company to repurchase all or a portion of their 2025 Convertible Notes at a price equal to 100% of the principal amount being repurchased, plus any accrued and unpaid special interest.

The Company could not redeem the 2025 Convertible Notes prior to August 21, 2023, except in the event of certain changes in tax law. On or after August 21, 2023. the Company could redeem for cash all or any portion of the 2025 Convertible Notes, at its option, if the last reported sale price of its ordinary shares had been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid special interest if any, to, but excluding, the redemption date.

The carrying amount of the liability was represented by the face amount of the notes, less total issuance costs, plus any amortization of issuance costs. The total issuance costs upon issuance of the notes were $15,712 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes. Interest expense was recognized at an annual effective interest rate of 0.56% over the contractual term of the notes.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

The net carrying amount of the 2025 Convertible Notes were as follows:

	December 31,
	2025	2024

Principal original amount	$575,000	$575,000
Unamortized debt issuance costs	—	(2,120)
Repayment of convertible notes	(575,000)	—

Net carrying amount	$—	$572,880

The Company recognized interest expense on the 2025 Convertible Notes as follows:

	Year ended December 31,
	2025	2024	2023

Amortization of debt issuance costs	$2,120	$3,166	$3,148

2025 Capped Call Transactions

In connection with the pricing of the 2025 Convertible Notes, the Company entered into Capped Call Transactions (the “2025 Capped Call Transactions” or “2025 Capped Calls”) with certain of the purchasers of the notes and/or their affiliates and other financial institutions.

The 2025 Capped Call Transactions were purchased call options that gave the Company the option to purchase the Company's ordinary shares, subject to anti-dilution adjustments substantially identical to those in the 2025 Convertible Notes. The 2025 Capped Call Transactions were intended to offset potential dilution to the Company’s ordinary shares and/or offset the potential cash payments that the Company could have been required to make in excess of the principal amount upon conversion of the notes under certain circumstances. The 2025 Capped Call Transactions expired unexercised in 2025.

The Company paid an aggregate amount of $46,000 for the 2025 Capped Call Transactions, which was recorded as a reduction to additional paid-in capital in the consolidated balance sheets.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    CONVERTIBLE NOTES (Cont.)

2023 Convertible Notes

In June and July of 2018, the Company issued $442,750 aggregate principal amount, 0.00% coupon rate, of Convertible Senior Notes due 2023 (the “2023 Convertible Notes”). During the first quarter of 2021, the 2023 Convertible Notes were partially converted into 560,770 ordinary shares. The Company fully repaid the remaining principal amount of $362,667 of the 2023 Convertible Notes at maturity on July 1, 2023.

The 2023 Convertible were convertible at a conversion rate of 7.0113 ordinary shares per $1,000 principal amount of notes (equivalent to a conversion price of approximately $142.63 per ordinary share). The conversion terms of the 2023 Convertible Notes were substantively similar to those of the 2030 Convertible Notes described above.
The total issuance costs upon issuance of the notes were $12,601 and were amortized using the effective interest method until the notes' conversion or maturity, as applicable. Interest expense was recognized at an annual effective interest rate of 0.58% over the contractual term of the notes, as follows:

	Year ended December 31,
	2025	2024	2023

Amortization of debt issuance costs	$—	$—	$1,046

2023 Capped Call Transactions

In connection with the pricing of the 2023 Convertible Notes, the Company entered into Capped Call Transactions (the “2023 Capped Call Transactions”). These transactions were designed to reduce the potential dilution to the ordinary shares upon any conversion of the 2023 Convertible Notes and/or offset any cash payments the Company might be required to make in excess of the principal amount upon conversion under certain events. The 2023 Capped Call Transactions expired out-of-the-money in 2023. The cost of the 2023 Capped Call Transactions, totaling $45,338, was recorded as a reduction to additional paid-in capital in the consolidated balance sheets.

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

The components of lease expense were as follows for the periods presented:

	Year ended December 31,
	2025	2024	2023

Operating and variable lease cost	$43,742	$42,080	$38,839
Short-term lease cost	2,052	1,974	1,916

Total operating lease cost	$45,794	$44,054	$40,755

The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	December 31,
	2025	2024

Weighted-average remaining lease term	16.98	17.93
Weighted-average discount rate	5.8%	5.8%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11:-    LEASES (Cont.)

Cash payments related to operating lease liabilities for the years ended December 31, 2025, 2024 and 2023, were $38,727, $31,583, and $43,324, respectively.

The maturities of the Company’s operating lease liabilities were as follows:

Fiscal years ending December 31,	December 31, 2025

2026	$40,351
2027	44,559
2028	44,505
2029	43,580
2030	41,854
Thereafter	508,464

Total undiscounted lease payments	$723,313

Less imputed interest	$262,473

Total lease liabilities	$460,840

The Company subleases certain unused office space to third parties. Sublease income was immaterial for the years ended December 31, 2025, 2024 and 2023.

During the year ended December 31, 2023, the Company recorded an impairment charge of $25,525 for certain ROU assets. This impairment was attributed to leased office facilities that are no longer used for the Company’s business operation, part of which are being subleased. Refer to Note 18 for additional information. No material impairment was recognized during the years ended December 31, 2025 and 2024.

During the years ended December 31, 2025, 2024, and 2023, due to the Russia-Ukraine conflict that began in February 2022, the Company modified or terminated certain leases of office facilities in Ukraine, or received certain rent concessions in connection with such leases. The impact on the Company's consolidated financial statements was immaterial.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES

Legal contingencies:

From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labor and employment matters, breach of contract claims, tax disputes and other matters. As of December 31, 2025, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss or disclosure.

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

In March and July 2024, the Board authorized share repurchase programs allowing the Company to repurchase up to an aggregate of $425,000 of its ordinary shares and/or Convertible Notes. Regulatory amendments passed earlier in 2024 eliminated the need for Israeli court approval for the Board-authorized repurchase programs, subject to certain conditions.

In February 2025, the Board authorized a share repurchase program allowing the Company to repurchase up to $200,000 of its ordinary shares and/or Convertible Notes. In May and August 2025, the Board increased the repurchase program by an additional $400,000 in aggregate.

During the year ended December 31, 2025, the Company repurchased 3,543,902 outstanding ordinary shares for $574,999. During the year ended December 31, 2024, the Company repurchased 3,593,721 outstanding ordinary shares for $466,302. During the year ended December 31, 2023, the Company repurchased 1,348,865 outstanding ordinary shares for $127,017.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2025, the Company had $225,000 remaining available under the share repurchase programs authorized by the Board. Refer to Note 20 for information on the authorization of a new share repurchase program in January 2026.

c.Share-based compensation:

In October 2013, the Board adopted a new Employee Shares Incentive Plan – the 2013 Incentive Compensation Plan, as amended from time to time, most recently on December 7, 2023 (the "2013 Plan"). The 2013 Plan provides for the grant of options, restricted shares, RSUs and PSUs.

Under the 2013 Plan, as of December 31, 2025, an aggregate of 1,907,903 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs, PSUs and employee share purchase rights issued pursuant to the Company's ESPP and recognized for the years ended December 31, 2025, 2024 and 2023 was comprised as follows:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$13,915	$14,146	$15,013
Research and development	127,503	126,462	119,482
Selling and marketing	36,971	38,755	41,277
General and administrative	58,987	61,358	48,853

Total share-based compensation expense	$237,376	$240,721	$224,625

Total unrecognized compensation cost amounted to $377,632 as of December 31, 2025, and is expected to be recognized over a weighted average period of approximately 2.69 years.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

d.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2025 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value

Balance at December 31, 2024	3,165,633	$107.86	4.38	$355,730

Granted	43,361	213.99
Exercised	(527,541)	49.98
Forfeited	(5,559)	135.53

Balance at December 31, 2025	2,675,894	120.93	3.81	47,603

Exercisable at December 31, 2025	2,564,968	119.34	3.63	46,946

Vested and expected to vest at December 31, 2025	2,672,608	$120.92	3.81	$47,527

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model. The following table sets forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Expected volatility	56.26%-59.53%	58.16%-59.04%	59.91%
Expected dividends	0%	0%	0%
Expected term (in years)	5.12-5.18	5.10-5.16	5.05
Risk free rate	3.70%-4.31%	4.08%-4.45%	4.11%

The following table sets forth the parameters used in computation of the ESPP for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Expected volatility	40.52%-52.19%	34.52%-43.55%	50.40%-67.14%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	3.98%-4.21%	4.84%-5.27%	5.17%-5.47%

A summary of options data for the years ended December 31, 2025, 2024 and 2023, is as follows:

	Year ended December 31,
	2025	2024	2023

Weighted-average grant date fair value of options granted, per option	$127.95	$78.15	$84.97
Total intrinsic value of the options exercised	$55,684	$102,390	$19,450

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2025:

Exercise price (range)	Options outstanding as of December 31, 2025	Weighted average remaining contractual term	Options exercisable as of December 31, 2025	Weighted average remaining contractual term
		(years)		(years)

0-55.86	419,493	1.32	413,320	1.21
55.87-61.95	454,421	2.12	454,421	2.12
61.96-101.67	191,664	4.92	190,712	4.91
101.68-102.67	382,311	3.12	382,311	3.12
102.68-132.55	135,487	6.78	92,906	6.24
132.56-139	267,236	6.11	246,531	6.11
139.01-143.13	374,405	4.14	374,405	4.14
143.14-251.67	62,391	7.57	21,876	4.74
251.68-260.88	366,849	5.11	366,849	5.11
260.89-353.09	21,637	5.01	21,637	5.01

	2,675,894	3.81	2,564,968	3.63

During the years ended December 31, 2025, 2024, and 2023, employees purchased 355,694, 410,665, and 575,034 ordinary shares, respectively, under the Company’s ESPP. These shares were issued at weighted-average purchase prices of $129.27, $97.69, and $61.76 per share, resulting in total proceeds of $45,980, $40,116, and $35,511 for the years ended December 31, 2025, 2024, and 2023, respectively.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

e.A summary of RSUs and PSUs activity for the year ended December 31, 2025, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2024	3,343,704	$116.59

Granted	1,894,096	169.7
Vested	(1,636,925)	125.29
Forfeited	(261,575)	129.14

Unvested as of December 31, 2025	3,339,300	$141.60

The weighted-average grant date fair value of RSUs and PSUs granted during the years ended December 31, 2024 and 2023 was $116.94 and $87.96 per share, respectively. The total fair value of RSUs and PSUs vested during the years ended December 31, 2025, 2024 and 2023 was $270,253, $220,381, and $126,599, respectively.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

f.Comprehensive income:

The following table summarizes the changes in accumulated other comprehensive income, which is reported as a component of shareholders’ equity, for the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$(326)	$7,568	$7,242
Other comprehensive income before reclassifications, net	331	44,537	44,868
Amounts reclassified from accumulated other comprehensive income to earnings:
Cost of revenues	—	(1,563)	(1,563)
Research and development, net	—	(20,206)	(20,206)
Selling and marketing	—	(6,995)	(6,995)
General and administrative	—	(4,401)	(4,401)
Financial expenses, net	(1)	—	(1)
Tax effect on other comprehensive income	(40)	(1,365)	(1,405)

Total accumulated other comprehensive income (loss), net	$(36)	$17,575	$17,539

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2024
	Unrealized gain (losses) on marketable securities	Unrealized gain (losses) on cash flow hedges	Total

Beginning balance, net	$(3,096)	$7,288	$4,192
Other comprehensive income (loss) before reclassifications, net	2,736	(7,138)	(4,402)
Amounts reclassified from accumulated other comprehensive income (loss) to earnings:
Cost of revenues	—	360	360
Research and development, net	—	4,475	4,475
Selling and marketing	—	1,598	1,598
General and administrative	—	1,023	1,023
Financial income, net	(10)	—	(10)
Tax effect on other comprehensive income	44	(38)	6

Total accumulated other comprehensive income (loss), net	$(326)	$7,568	$7,242

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Corporate tax in Israel:

The Israeli corporate tax rate was 23% for the years ended December 31, 2025, 2024 and 2023.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from a Preferred Technological Enterprise or a Special Preferred Technological Enterprise (as discussed below) may be considerably less. Real capital gains derived by an Israeli company are subject to the prevailing corporate tax rate in the year of sale. The Company believes it qualifies as a Preferred Technological Enterprise and, accordingly, is eligible for a reduced corporate tax rate of 12% on its preferred technological income.

b.Income before taxes on income is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic	$(3,630)	$133,707	$25,408
Foreign	4,719	18,218	12,431

Income before taxes on income	$1,089	$151,925	$37,839

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

	December 31,
	2025	2024
Deferred tax assets:

Net operating loss carryforward and credits	$5,979	$6,574
Operating lease liabilities	50,650	46,203
Research and development expenses carryforward	10,486	8,479
Share-based compensation	65,199	55,301
Accrued employees costs	5,589	4,780
Other	6,866	2,041

Deferred tax assets	144,769	123,378

Valuation allowance	—	(72,814)

Deferred tax liabilities:

Unrealized gains on marketable and other equity securities	1,472	766
Property and equipment	1,232	941
Operating lease ROU assets	45,181	46,897
Acquired intangible assets	2,023	2,154
Other	4,235	1,771

Deferred tax liabilities	$54,143	$52,529

Deferred tax assets (liabilities), net	$90,626	$(1,965)

Deferred taxes are included in the consolidated balance sheets, as follows:

Long-term assets	$94,549	$—
Long-term liabilities	$3,923	$1,965

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

The Company periodically evaluates the realizability of its deferred tax assets, taking into account all available positive and negative evidence. In prior years, the Company concluded that a valuation allowance was required against the majority of its deferred tax assets, primarily due to a cumulative loss position during those years, which limited the extent to which other, more subjective forms of positive evidence, could be considered. As of December 31, 2025, the Company determined that a valuation allowance is no longer necessary, primarily due to its transition to sustained profitability in recent years, which provides objective and verifiable positive evidence, together with expectations of future taxable income. Accordingly, as of that date, the Company concluded that it is more likely than not that its deferred tax assets will be realized and recorded an income tax benefit of $70,920 during the year ended December 31, 2025 related to the reversal of the valuation allowance.

d.Income tax expense (benefit) is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Current:
Domestic	$38,198	$5,710	$6,557
Foreign	7,994	6,940	4,164
Total current tax expense (benefit)	46,192	12,650	10,721

Deferred:
Domestic	(92,878)	953	(6,019)
Foreign	(4,361)	—	—
Total deferred tax expense (benefit)	(97,239)	953	(6,019)

Total tax expense (income)	$(51,047)	$13,603	$4,702

e.As described in Note 2(ag), the Company prospectively adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Accordingly, the revised disclosures are presented for the year ended December 31, 2025, and prior years reflect the disclosures required under the previous guidance.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

The following table presents a reconciliation of the Company’s theoretical income tax expense (benefit) to its actual income tax expense (benefit) for the year ended December 31, 2025, in accordance with the guidance in ASU 2023-09:

	Year ended December 31, 2025
	Amount	Percent

Statutory income tax	250	23%

Foreign tax effects
United States
Statutory tax rate differences	237	22%
Changes in valuation allowance	(1,643)	(151)%
Other	1,323	122%
Brazil
Statutory tax rate differences	250	23%
Withholding tax	929	85%
PIS and COFINS tax credits	(1,242)	(114)%
Earnings remittance tax	969	89%
Other	608	56%
Other foreign jurisdictions	(700)	(64)%
Effect of cross-border tax laws	217	20%
Tax credits
Foreign tax credit	(6,960)	(639)%
Other	(1,118)	(103)%
Changes in valuation allowance	(69,277)	(6,364)%
Non-taxable or non-deductible items
Non-deductible expenses related to business combinations	12,128	1,114%
Share-based compensation	7,758	713%
Other	715	66%
Changes in unrecognized tax benefits	8,905	818%
Other adjustments
Preferred enterprise benefits	326	30%
Other	(4,722)	(434)%

Income tax benefit	$(51,047)	(4690)%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

The following table presents a reconciliation of the Company’s theoretical income tax expense (benefit) to its actual income tax expense (benefit) for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09:

	Year ended December 31,
	2024	2023

Income before taxes on income	$151,925	$37,839

Statutory tax rate	23%	23%

Theoretical income tax expense	34,943	8,703

Change in valuation allowance	(18,717)	9,273
Share-based compensation	(740)	1,236
Non-deductible expenses and other permanent differences	2,146	(8,265)
Effect of subsidiaries with different tax rates	2,597	4,597
Preferred enterprise benefits	(14,881)	(7,709)
Income taxes related to prior years	1,336	(1,001)
Uncertain tax positions	6,068	(1,587)
Other	851	(545)

Income tax expense	$13,603	$4,702

f.Net operating loss carryforward:

As of December 31, 2025, the Company had carryforward operating losses in Israel totaling $31,500 resulting from the merger of Hour One. These losses are deductible against the Company’s income starting in 2026, subject to an annual limitation equal to the lower of 20% of the total losses or 50% of the Company’s taxable income for the year. In the U.S., the Company had carryforward operating losses of $4,800, of which $3,100 will expire by 2035 and $1,700 can be carried forward indefinitely.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

g.Income taxes paid:

The following table presents cash paid for income taxes, net of refunds received, for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09:

Year ended
December 31, 2025

Domestic	$1,322
Foreign
United States	832
Brazil	367
Lithuania	252
Poland	309
Ireland	198
Other	275

Cash paid for income taxes, net of refunds received	$3,555

Cash paid for income taxes, net of refunds, during the years ended December 31, 2024 and 2023 was $11,326 and $12,410, respectively.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

h.The Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). The Investment Law was significantly amended effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, referred to as Amendment 73. The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

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

The new tax tracks under the Amendment are as follows: Preferred Technological Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A Preferred Technological Enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from qualifying intellectual property (in development area A - a tax rate of 7.5%). These corporate tax rates shall apply only with respect to the portion of income attributed to the qualifying intellectual property located in Israel.

In 2025, the Company generated taxable income in Israel, and in general, the Company meets the conditions of a “Preferred Technological Enterprise.” Accordingly, the Company’s taxable income in Israel, should to be subject to tax at the rate of 12% (and 7.5% with respect to income attributed to development area A).

i.Tax benefits for research and development:

Israeli tax law (section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the Company's business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the above mentioned benefit for the majority of its research and development expenses. For 2025, the Company intends to apply to the Innovation Authority for approval to allow a tax deduction for most or all of the Company’s research and development expenses during the year incurred.

j.Tax reform in the U.S.:

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

The Company remeasured all U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 22% (combined federal and state tax rate).

k.Pillar Two:

In December 2021, the Organization for Economic Cooperation and Development ("OECD") released the Pillar Two Model Rules (also referred to as the global minimum tax or Global Anti-Base Erosion ("GloBE") rules), which aim to ensure that multinational enterprises are subject to a minimum level of taxation in each jurisdiction where they operate. The rules establish a global minimum tax rate of 15%, calculated on a jurisdictional basis for companies with revenue exceeding €750 million. Most jurisdictions in which the Company operates have enacted legislation implementing these rules, with an effective date of January 1, 2024. In December 2025, the state of Israel enacted the Minimum Corporate Tax Law for Multinational Groups, aligning with the OECD Pillar Two framework. The law introduced a Qualified Domestic Minimum Top-Up Tax (QDMTT) mechanism, which ensures that profits of multinational group entities are subject to a minimum Effective Tax Rate in Israel. The QDMTT applies from January 1, 2026, to income generated from that date onward. For companies benefiting from tax incentives under the Encouragement of Capital Investments Law, 1959, the QDMTT framework may affect the manner in which such incentives are utilized and presented in the financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 14:-    INCOME TAXES (Cont.)

In particular, certain incentives may not reduce the Effective Tax Rate below the minimum threshold set by the QDMTT for financial reporting purposes. At the same time, a proposed Israeli law has been introduced with the objective of preserving and enhancing Israel’s investment incentives while maintaining compliance with OECD guidelines. The Pillar Two Rules did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2025. The Company will continue to monitor legislative developments and assess the potential impact on its financial statements.

l.Tax assessments:

In Israel, the Company has final income tax assessments through tax year 2019. In the US, the Company has final federal assessments through the tax year 2020 while 2021 is under an audit by the IRS. Tax years thereafter remain subject to examination by the applicable tax authorities.

m.Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2025	2024	2023

Opening balance	$6,424	$1,802	$3,338
Additions based on tax positions related to prior year	2,331	1,764	—
Additions based on tax positions related to current year	32,078	2,858	886
Decreases based on tax positions related to prior year	—	—	(2,422)

Closing balance	$40,833	$6,424	$1,802

As of December 31, 2025 and 2024, the closing balance of unrecognized tax benefits is included in other long-term liabilities on the consolidated balance sheet. The Company did not have material accrued interest or penalties related to unrecognized tax benefits for any of the periods presented.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 15:-    FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Bank charges	$(946)	$(698)	$(628)
Income (expenses) related to hedging activity	(43,075)	6,490	(6,998)
Amortization of issuance costs	(3,831)	(3,166)	(4,194)
Exchange rate gain (loss)	(7,154)	4,704	(1,499)
Net gain (loss) from equity securities	1,090	2,536	30,608

Total income (expenses)	(53,916)	9,866	17,289

Interest income	48,901	41,954	45,185

Total financial income (expenses), net	$(5,015)	$51,820	$62,474

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 16:-    BASIC AND DILUTED NET INCOME PER SHARE

The following table sets forth the computation of the basic and diluted net income per share for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
Numerator:

Net income	$50,646	$138,322	$33,137
Add: Interest expense on Convertible Notes (*)	—	3,166	—

Net income excluding interest expense on Convertible Notes	$50,646	$141,488	$33,137

Denominator:

Basic weighted-average shares used to compute net income per share	55,550,762	55,579,368	56,829,962

Weighted-average effect of dilutive ordinary shares:

Employee stock options and ESPP shares	1,092,457	1,513,986	1,039,744
RSUs and PSUs	1,073,373	1,433,269	533,331
Convertible Notes	—	1,426,748	—

Dilutive weighted-average shares used to compute net income per share	57,716,592	59,953,371	58,403,037

Basic net income per share	$0.91	$2.49	$0.58

Diluted net income per share	$0.88	$2.36	$0.57
(*) When the Convertible Notes are dilutive, the associated interest expense, net is added back to net income when calculating diluted net income per share.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 16:-    BASIC AND DILUTED NET INCOME PER SHARE (Cont.)

The following potentially dilutive shares were excluded from the diluted income per share calculations for the periods presented because their effect would have been anti-dilutive:

	Year ended December 31,
	2025	2024	2023

Employee stock options and ESPP shares	687,056	740,329	2,245,872
RSUs and PSUs	1,185,904	238,588	818,288
Convertible Notes	5,463,535	—	1,426,748

	7,336,495	978,917	4,490,908

NOTE 17:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.Wix is a leading, global, web development platform for millions of creators, delivering its solutions through a SaaS model. The Company generates revenues from Creative Subscriptions and Business Solutions, as disclosed in Note 2(r).

The Company operates in one operating and reportable segment. The Company’s CODM is its Chief Executive Officer, who utilizes consolidated measures of profit or loss to evaluate the Company's overall performance and inform resource allocation decisions. The measure of profit or loss most consistent with GAAP used by the CODM is consolidated net income, as presented in the consolidated statements of comprehensive income. This measure is primarily utilized to assess budget-to-actual variances and to compare against historical performance.

The Company’s significant segment expenses are those presented in the consolidated statements of comprehensive income. No supplemental expense information beyond what is disclosed in these consolidated financial statements is regularly provided to the CODM. The measure of segment assets is total assets, as presented in the consolidated balance sheets.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.The following table presents total revenues by geographic areas, based on the location of the end customer, for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025
	United States	Europe	Israel	Other	Total

Revenues	$1,107,874	$506,861	$17,693	$360,616	$1,993,044
% of total	56%	25%	1%	18%	100%

	December 31, 2024
	United States	Europe	Israel	Other	Total

Revenues	$974,546	$440,521	$13,428	$332,155	$1,760,650
% of total	55%	25%	1%	19%	100%

	December 31, 2023
	United States	Europe	Israel	Other	Total

Revenues	$864,475	$380,495	$11,678	$305,017	$1,561,665
% of total	55%	24%	1%	20%	100%

c.The following table presents long-term assets by geographic area as of December 31, 2025 and 2024, including long-lived assets and property and equipment, net, and excluding intangible assets and deferred tax assets:

	December 31, 2025
	United States	Europe	Israel	Other	Total

ROU assets	$16,703	$14,799	$366,763	$—	$398,265
Property and equipment, net	2,136	3,975	108,218	90	114,419
Other long-term assets (*)	475,053	157	37,667	19	512,896

Total long-term assets (*)	$493,892	$18,931	$512,648	$109	$1,025,580
% of total	48%	2%	50%	—%	100%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	December 31, 2024
	United States	Europe	Israel	Other	Total

ROU assets	$8,734	$16,390	$374,737	$—	$399,861
Property and equipment, net	2,767	4,707	120,615	66	128,155
Other long-term assets (*)	6,305	77	26,774	—	33,156

Total long-term assets (*)	$17,806	$21,174	$522,126	$66	$561,172
% of total	3%	4%	93%	—%	100%
(*) Excluding intangible and deferred tax assets.

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

The Company incurred total costs of $32,614 in connection with the Plan during the year ended December 31, 2023, which were included in impairment, restructuring and other costs in the statement of comprehensive income. These costs were comprised of impairment of ROU assets and related leasehold improvements of $25,905, triggered by the Company's decision to cease using and marketing certain leased office facilities for sublease, employee severance costs of $4,504, and other associated costs of $2,205. Cash payments of $6,760 related to the Plan were made during 2023.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 19:-    RELATED PARTIES

In September 2025, the Company transferred certain intellectual property and a group of employees to a newly formed Israeli entity. In connection with this transaction, the Company and third-party investors, including a related party of the Company, invested an aggregate amount of approximately $9,250 (of which the Company invested $1,950) in an arm’s-length transaction. Following the transfer and related financing, the Company holds approximately 30% of the entity on a fully diluted basis. The investment is accounted for in the Company’s consolidated financial statements under the equity method of accounting.

NOTE 20:-    SUBSEQUENT EVENTS

a.In January 2026, the Board authorized a 2-year repurchase program under which up to a total of $2,000,000 is available to purchase the Company’s ordinary shares and/or Convertible Notes.

b.On March 3, 2026, the Company entered into a Credit Agreement with Hapoalim Bank Ltd. (the “Bank”), which provides a $500,000 credit facility, available to be drawn in up to two tranches between April 1, 2026 and March 31, 2027. Amounts drawn under the facility bear interest at a floating rate based on monthly SOFR plus an funding spread adjustment and a margin of up to 0.40% on the first $400,000 and up to 1.15% on the remaining $100,000. The facility includes certain operating restrictions, financial covenants and collateral, requiring the Company to maintain with the Bank approximately 1 billion NIS in Bank of Israel Bills and a $120,000 cash deposit, and contains standard provisions regarding fees, default interest, and prepayment and cancellation rights.

c.On March 4, 2026, the Company entered into a securities purchase agreement for a private placement with Durable Capital Partners LP and other purchasers, pursuant to which, on March 5, 2026, the Company issued 3,266,699 units for aggregate gross proceeds of $260,000, at a purchase price per unit representing a 5% discount to the closing price of the Company’s ordinary shares on such date. Each unit consists of one ordinary share and a warrant to purchase 0.25 of an ordinary share (the “Warrants”), with an initial exercise price set at a 25% premium to the closing price. In total, the Company issued an aggregate of 3,266,699 ordinary shares and Warrants in respect of 816,674 additional ordinary shares. The Warrants become exercisable on May 5, 2026, and expire on the third anniversary of the closing date. The Warrants include customary anti-dilution adjustments and make-whole fundamental change provisions that may increase the number of shares issuable upon exercise, and may be settled by net share or cash settlement at the Company’s discretion.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 20:-    SUBSEQUENT EVENTS (Cont.)

d.On March 5, 2026, the Company commenced a “modified Dutch Auction” tender offer to purchase up to $1,750,000 in aggregate purchase price of its issued and outstanding ordinary shares (or such lesser amount as is properly tendered and not withdrawn). The purchase price will be not greater than $92 nor less than $80 per share, payable in cash, less any applicable withholding taxes and without interest. The tender offer is subject to certain terms and conditions and is scheduled to expire on April 1, 2026, unless extended or terminated.